Form 20-F
period 2003-02-28
OROMIN EXPLORATIONS LTD
filed 2003-07-18
CIK 1109141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 20-F

(Mark One)

REGISRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

February 28, 2003

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ______________________

Commission file number:

0-30614

Oromin Explorations Ltd.

(Exact name of Company as specified in its charter)

Not applicable

(Translation of Company’s name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 2000, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9

(Address of principal executive offices)

Page 1 of 57 Pages

The Exhibit Index is located on Page 57

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

18,149,854

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes

X

  No _________

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17

X

  Item 18 _________

(APPLICABLE ONLY TO ISSUES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes _________  No __________  Not Applicable

X

The information set forth in this Annual Report on Form 20-F is as at February 28, 2003 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 19 to the accompanying Financial Statements of the Company.

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of mining or metal production operations, projected quantities of future metal production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements.  Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications.  See “Risk Factors” for other factors that may affect the Company’s future financial performance.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

Page No.

GLOSSARY OF MINING TERMS

8

PART I

9

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT

AND ADVISORS

9

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

9

ITEM 3.

KEY INFORMATION

9

A.

Selected Financial Data

9

B.

Capitalization and Indebtedness

10

C.

Reasons For The Offer and Use of Proceeds

11

D.

Risk Factors

11

Exploration and Development Risks

11

Title Matters

11

Conflicts of Interest

12

Currency Fluctuations

12

Additional Funding Requirements

12

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

13

Stock Subject to Penny Stock Rules

13

Uninsurable Risks

13

Competition

13

Natural Gas and Oil Prices

13

Foreign Countries and Regulatory Requirements

14

Environmental and Other Regulatory Requirements

14

Argentina Political Risks

15

Dividends

15

Share Price Volatility; Price Fluctuations

15

Company's Officers and Directors Resident Outside U.S.;

Potential Unenforceability of Civil Liabilities and Judgments

15

If the Company is Unable to Successfully Develop and Subsequently

Generate Sufficient Cash Flow from its Properties, the Company

Could be Treated as a Passive Foreign Investment Company

for U.S. Tax Purposes, Possibly Resulting in Additional Taxes

to Its U.S. Stockholders and Less Liquidity for the Stock

16

ITEM 4.

INFORMATION ON THE COMPANY

16

A.

History and Development of the Company

16

Acquisition of the Santa Rosa Property, Argentina

17

B.

Business Overview

17

C.

Organizational Structure

18

D.

Property Plants and Equipment

18

Santa Rosa Property, Argentina

18

Title

18

Location, Access & Physiography

19

Exploration History

19

Regional and Local Geology

20

Stratigraphy

20

Geochemistry and Hydrocarbon Migration

21

Structure

21

Sediment Distribution

22

Proposed Exploration

22

Doing Business in Argentina

23

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

25

A.

Operating Results

25

Fiscal Year Ended February 28, 2003 Compared to Fiscal Year Ended

February 28, 2002

26

Fiscal Year Ended February 28, 2002 Compared to Fiscal Year Ended

February 28, 2001

26

Fiscal Year Ended February 28, 2001 Compared to Fiscal Year Ended

February 28, 2000

27

B.

Liquidity and Capital Resources

27

February 28, 2003 Compared to February 28, 2002

28

February 28, 2002 Compared to February 28, 2001

29

February 28, 2001 Compared to February 28, 2000

29

Material Differences between Canadian and U.S. Generally Accepted

Accounting Principles

30

Outlook

31

C.

Research and Development, Patents and Licenses, etc.

30

D.

Trend Information

30

E.

Off-Balance Sheet Arrangements

31

F.

Tabular Disclosure of Contractual Obligations

31

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

31

A.

Directors and Senior Management

31

B.

Compensation

32

Cash and Non-Cash Compensation - Executive Officers and Directors

33

Option Grants in Last Fiscal Year

33

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End

Option Values

33

Defined Benefit or Actuarial Plan Disclosure

34

Termination of Employment, Change in Responsibilities and Employment

Contracts

34

Directors

34

C.

Board Practices

35

D.

Employees

35

E.

Share Ownership

35

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY

TRANSACTIONS

36

A.

Major Shareholders

36

B.

Related Party Transactions

37

C.

Interests of Experts and Counsel

38

ITEM 8.

FINANCIAL INFORMATION

38

A.

Consolidated Statements and Other Financial Information

38

B.

Significant Changes

38

ITEM 9.

THE OFFER AND LISTING

38

A.

Offer and Listing Details

39

B.

Plan of Distribution

39

C.

Markets

39

D.

Selling Shareholders

39

E.

Dilution

39

F.

Expenses of the Issue

39

ITEM 10.

ADDITIONAL INFORMATION

39

A.

Share Capital

39

B.

Memorandum and Articles of Association

39

C.

Material Contracts

41

D.

Exchange Controls

42

E.

Taxation

44

Material Canadian Federal Income Tax Consequences

44

Dividends

44

Capital Gains

45

Material United States Federal Income Tax Consequences

46

U.S. Holders

46

Distributions on Common Shares of the Company

46

Foreign Tax Credit

47

Information Reporting and Backup Withholding

47

Disposition of Common Shares of the Company

48

Currency Exchange Gains or Losses

48

Other Considerations

48

Foreign Personal Holding Company

48

Foreign Investment Company

49

Passive Foreign Investment Company

49

Controlled Foreign Corporation

50

F.

Dividends and Paying Agents

51

G.

Statements by Experts

51

H.

Documents on Display

51

I.

Subsidiary Information

51

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT

MARKET RISK

51

PART II

51

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY

SECURITIES

51

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

52

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

52

ITEM 15.

CONTROLS AND PROCEDURES

52

PART III

52

ITEM 17.

FINANCIAL STATEMENTS

52

ITEM 18.

FINANCIAL STATEMENTS

52

ITEM 19.

EXHIBITS

52

SIGNATURES

54

CERTIFICATIONS

55

EXHIBIT INDEX

57

GLOSSARY OF OIL AND GAS TERMS

The following is a glossary of some of the terms used in the oil and gas industry and referenced herein:

Anticline	Rock units folded into a convex-upward shape with the youngest unit on the top.
Bituminous	Impregnated with various mixtures of hydrocarbons.
Central Dome	The structural dome centered around 33E15'S latitude and 67E40'W longitude.
Conglomerate	Coarse-grained clastic rock composed of rounded clasts over 2mm in diameter.
Fanglomerate	Coarse unsorted clastic material deposited in alluvial fans.
Formation	A rock unit that has been named and defined by its location, relative age and composition.
Geopressured	A condition in which the interstitial fluids in a rock unit exhibit pressures in excess of their hydraulic head.
Geothermal	Heat emanating from depths within the earth.
Graben	A portion of the earth’s crust that was faulted and dropped to a lower position relative to its surrounding during some part of its history. It subsequently may have been filled with sediments.
Kerogen	Various organic remains contained within sediments.
Lacrustine	Pertaining to processes in lakes.
Orogeny	The process of mountain building by deforming the earth’s crust.
Plan Argentina	The legislative framework in Argentina whereby exploration and exploitation permits and certain producing properties are made available for acquisition through an international public bid process.
Regressive	Dropping sea-level or excessive sediment input in sediments overstepping areas which were previously water-covered.
Source Rocks	Rocks containing organic material that, through geologic processes, have produced hydrocarbons.
Stratigraphic Pinch-out	A rock unit that changes character by diminishing its character to zero, commonly in an upward direction.
Transgressive	Rising sea-level which results in sediments being deposited over what were previously land areas.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 19 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  Results for the periods ended February 28, 2003 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended February 28
		2003	2002	2001	2000	1999
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items(1)
	Total	($193,126)	($79,385)	($149,323)	($471,579)	($41,432)
	Per Share (1)	($0.01)	($0.01)	($0.02)	($0.13)	($0.02)
(c)	Total assets	$2,444,494	$4,581,547	$3,759,064	$517,978	$616,021
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$10,665,871	$10,420,131	$9,262,077	$8,530,073	$8,183,782
(f)	Total shareholder equity (deficiency)	$2,212,367	$2,159,753	$1,069,034	$486,353	$611,641
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($193,126)	($79,385)	($149,323)	($471,579)	($41,432)
	Per Share (1)	($0.01)	($0.01)	($0.02)	($0.13)	($0.02)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN ACCORDANCE WITH U.S. GAAP:

		Year Ended February 28
		2003	2002	2001	2000	1999
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) before extraordinary items
	Total	($195,376)	($75,072)	($142,573)	($493,329)	($41,432)
	Per Share¹	($0.01)	($0.01)	($0.02)	($0.14)	($0.02)
(c)	Total assets	$2,444,494	$4,581,547	$3,759,063	$517,977	$616,019
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$10,665,871	$10,420,131	$9,262,077	$8,530,073	$8,183,782
(f)	Total shareholder equity (deficiency)	$2,212,367	$2,159,753	$1.069,033	$517,977	$616,019
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	$(195,376)	($75,072)	($142,573)	($493,329)	($41,432)
	Per Share¹	($0.01)	($0.01)	($0.02)	($0.14)	($0.02)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On July 11, 2003, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.3761.

The following table sets out the high and low exchange rates for each of the last six months.

	2003					2002
	June	May	April	March	February	January
High for period	1.3787	1.4263	1.4924	1.4887	1.5293	1.5777
Low for period	1.3323	1.3438	1.4316	1.4605	1.4832	1.5176

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended February 28
	2003	2002	2001	2000	1999
Average for the period	1.5548	1.5651	1.4977	1.4852	1.4953

B.

Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons For The Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

Exploration and Development Risks

The Company is engaged in the business of acquiring interests in resource properties in the hope of locating reserves.  The Company's property interests are in the exploration stage only.  Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term.  Any profitability in the future from the Company's business will be dependent upon locating reserves, which itself is subject to numerous risk factors.

The business of exploring for and producing oil and gas involves a substantial risk of investment loss which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Drilling oil and gas wells involves the risk that the wells will be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities.  Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well.  Adverse weather conditions can also hinder drilling operations.  A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well.  In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances.  As with any petroleum property, there can be no assurance that oil and gas will be produced from the properties in which the Company has interests.  In addition, the marketability of oil and gas which may be acquired or discovered, will be affected by numerous factors beyond the control of the Company.  These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection.  The extent of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  There is no assurance that additional crude oil or natural gas in commercial quantities will be discovered by the Company.

Title Matters

It is the practice of the Company in acquiring oil and gas leases or undivided interests in oil and gas leases not to undergo the expense of retaining lawyers to examine the title to the mineral interest to be placed under lease or already placed under lease.  Rather, the Company will rely upon the judgment of oil and gas lease brokers or landsmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific mineral interest.  This practice is widely followed in the oil and gas industry.  Prior to the drilling of an oil and gas well, however, it is the normal practice in the oil and gas industry for the person or company acting as the operator of the well to obtain a preliminary title review of the spacing unit within which the proposed oil and gas well is to be drilled to ensure there are no obvious deficiencies in title to the well, however, neither the Company nor the person or company acting as operator of the well will obtain counsel to examine title to such spacing unit until the well is about to go into production.  It frequently happens, as a result of such examinations, that certain curative work must be done to correct deficiencies in the marketability of the title, and such curative work entails expense.  The work might include obtaining affidavits or heirship or causing an estate to be administered.  It does happen from time to time, that the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired.  In such instances, the amount paid for such oil and gas lease or leases is generally lost.

Conflicts of Interest

Certain of the directors of the Company are directors of other reporting companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms.  In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.  Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Currency Fluctuations

The Company maintains its accounts in Canadian dollars.  The Company's property interests in Argentina may make it subject to foreign currency fluctuations.  Exchange transactions are allowed in U.S. dollars, and as a result foreign currency fluctuations will only be material for the Company to the extent that fluctuations between the Canadian and U.S. dollar are material.  The Company does not at the present nor does it plan in the future to engage in foreign currency transactions to hedge any exchange rate risks.

Additional Funding Requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments.  In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties.  There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.  Accordingly, there is substantial doubt about the Company’s ability to continue as a going concern.

Based on its existing working capital, the Company expects to require additional financing for its currently held properties during the upcoming fiscal year.  The development of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred net losses to date.  Its deficit as of February 28, 2003, was $8,465,554.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Stock Subject to Penny Stock Rules

The capital stock of the Company would be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”).  In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks.  In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks.  In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares.  The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

Uninsurable Risks

Although management believes the operator of any properties in which the Company and its subsidiaries may acquire interests, will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, the Company and its subsidiaries may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons.  The Company and its subsidiaries intend to engage in participating in the drilling of both exploratory and development wells.  Exploratory wells have much greater dry hole risk than do wells which are drilled offsetting established production.  The Company and its subsidiaries may become subject to liability for pollution, fire, explosion, blow-outs, cratering and oil spills against which it cannot insure or against which it may elect not to insure.  Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury.  The payment of any such liabilities may have a material, adverse effect on the Company's financial position.

Competition

The oil and gas industry is intensely competitive and the Company competes with other companies which have greater resources.  Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a worldwide basis.  There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.

Natural Gas and Oil Prices

In recent decades, there have been periods of both worldwide overproduction and underproduction of hydrocarbons and periods of both increased and relaxed energy conservation efforts.  Such conditions have resulted in periods or excess supply of, and reduced demand for, crude oil on a worldwide basis and for natural gas on a domestic basis.  These periods have been followed by periods of short supply of, and increased demand for, crude oil and, to a lesser extent, natural gas.  The excess or short supply of crude oil has placed pressures on prices and has resulted in dramatic price fluctuations even during relatively short periods of seasonal market demand.  The price of natural gas has exhibited market demand fluctuations; however, because most of the natural gas consumed within the United States is produced within the United States, the price of natural gas has not exhibited the dramatic price fluctuations that crude oil prices have experienced under conditions of high import levels.

Foreign Countries and Regulatory Requirements

Currently, the Company’s only properties are located in Argentina.  Consequently, the Company is subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk.  Oil and gas exploration and production activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the oil and gas industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings, taxation laws, expropriation of property, environmental legislation, water use and workplace safety.  In particular, the status of Argentina as a developing country may make it more difficult for the Company to obtain any required production financing for its properties from senior lending institutions.  In addition, Argentina has recently experienced economic and political instability.  An economic crisis has developed since December 2001.  As a result, Argentina has defaulted on its loans and is working with the International Money Fund on a bail-out loan agreement.  The Company maintains the majority of its funds in Canada and only forwards sufficient funds to meet current obligations and overhead in Argentina.  The Company does not believe that any currency restrictions which may be imposed in Argentina will have any immediate impact on the Company’s exploration activities.

Environmental and Other Regulatory Requirements

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety and other matters.  Companies engaged in the development and operation of oil and gas properties and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required to commence production on its properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of oil and gas extraction facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential production operations and exploration activities in Argentina are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, workplace safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits the Company may require for construction of oil and gas extraction facilities and conduct of operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in oil and gas exploration or extraction operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of oil and gas companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new oil and gas properties.

To the best of the Company's knowledge, it is currently operating in compliance with all applicable environmental regulations.

Argentina Political Risks

Oil and gas exploration and mining activities in Argentina may be affected in varying degrees by political stability and government regulations relating to the oil and gas industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dividends

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

Share Price Volatility; Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company's common stock fluctuated from a low of $0.065 to a high of $0.16 in the period beginning February 28, 2003 and ending on the date of this Annual Report.  There can be no assurance that these price fluctuations will not continue to occur.

Company's Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgments

The Company and its officers and all but one of its directors are residents of countries other than the United States, and all of the Company's assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

The Company believes that a judgment of a United States court predicated solely upon civil liability under United States securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes.  However, there is doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

If the Company is Unable to Successfully Develop and Subsequently Generate Sufficient Cash Flow from its Properties, the Company Could be Treated as a Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in Additional Taxes to Its U.S. Stockholders and Less Liquidity for the Stock

The Company, as a foreign corporation with U.S. stockholders, could potentially be treated as a passive foreign investment company (“PFIC”) for U.S. tax purposes.  U.S. stockholders owning shares of a PFIC can be subject to adverse tax consequences.  In general, the Company would be considered a PFIC if:  75% or more of its gross income in a taxable year is passive income such as dividends and interest; or, the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%.  A U.S. stockholder owing shares of a PFIC, who does not make certain elections for tax purposes, is subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned.  Also, gain realized on the disposition of common shares of the PFIC would be treated as ordinary income rather than capital gains.  If U.S. stockholders are subject to adverse tax consequences related to their ownership of the Company’s stock, they might be less willing to acquire the stock, which could result in reduced market activity and liquidity for the stock.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Oromin Explorations Ltd. (the “Company”) is a British Columbia company in the business of exploring its resource properties.  The Company was incorporated pursuant to the Company Act (British Columbia) on January 25, 1980 under the name “Maple Leaf Petroleum Ltd.”.  On July 26, 1983, the Company’s Memorandum was amended to increase the authorized capital of the Company from 10,000,000 common shares without par value to 20,000,000 common shares without par value and the Company’s Articles were replaced in their entirety with new articles.  There were no material changes to the Articles. On April 22, 1986, the Company’s Memorandum was further amended to change the name of the Company to “International Maple Leaf Resource Corporation”, to consolidate its common shares on a one-for-five basis and to increase the authorized capital back up to 20,000,000 common shares without par value. On September 11, 1989, the Company’s Memorandum was further amended to change the name of the Company to “Maple Resource Corp.”, to consolidate its common shares on a one-for-2.5 basis and to increase the authorized capital back up to 20,000,000 common shares without par value.  On August 14, 1992, the Company’s Articles were replaced in their entirety with new articles.  There were no material changes to the Articles. Also on August 14, 1992, the Company’s Memorandum was further amended to change the name of the Company to “Birchwood Ventures Ltd.”, to consolidate its common shares on a one-for-4.4 basis and to increase the authorized capital back up to 20,000,000 common shares without par value. On September 30, 1997, the Company’s Memorandum was further amended to change the name of the Company to “Oromin Explorations Ltd.”, to consolidate its common shares on a one-for-five basis and to increase the authorized capital to 100,000,000 common shares without par value.  On February 25, 2002, it amalgamated with Fresco Developments Ltd. (“Fresco”) and its shares were exchanged for shares of the amalgamated company on a one for one basis, while the shares of Fresco were exchanged on the basis of one share of the amalgamated company for every two shares of Fresco.

The Company has three subsidiaries.  Irie Isle Limited is incorporated in the British Virgin Islands and is wholly-owned by the Company.  Cynthia Holdings Limited is incorporated in the British Virgin Islands and is wholly-owned by Irie Isle Limited.  Exploraciones Oromin, S.A. is incorporated in Argentina and is wholly-owned by Cynthia Holdings Limited.

The head office and principal office address of the Company is located at Suite 2000, 1055 West Hastings  Street, Vancouver, British Columbia, V6E 2E9, Canada.  Its telephone number is 604-331-8772.

Acquisition of the Santa Rosa Property, Argentina

The Company has a 100% interest in the Santa Rosa Property, as more fully described under  “Item 4 - Information on the Company - D. Property, Plants and Equipment” below.  On March 20, 2001, the Secretariat of Energy of the Republic of Argentina approved the Company’s bid to acquire a 100% interest in the oil and gas exploration rights for exploration block #CC&B-9 (the “Santa Rosa Property”), covering 7,694 square kilometres in the Cuyana basin in the Province of Mendoza in central Argentina.  These rights are for a period of 25 years and give the Company the right to carry out production on the Santa Rosa Property should commercial quantities of hydrocarbons be discovered.  The Company was obliged to spend a minimum of US$600,000 (already incurred) on exploration of the Santa Rosa Property under the terms of its bid.

The Company is presently attempting to obtain all necessary permits to allow it to begin drilling.

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002.  The Agreement has been amended a number of times and now provides that Cynthia has agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,500,000 to The Havana Group Inc. (“Havana”), Bible’s parent company,  (as Bible’s assignee) with the purchase price to be paid over time.  Cynthia has yet to receive any funds pursuant to the Agreement.

Cynthia and Havana will jointly undertake the next phase of the exploration program on the Santa Rosa Property which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well at an estimated cost of US$1,350,000.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne equally by each party.

B.

Business Overview

The Company has historically been involved in the exploration of mineral properties in various parts of the world.  Prior to its acquisition of oil and gas interests in the Republic of Argentina, the Company was exploring properties in the Voisey’s Bay area of Labrador, the Port Cartier area of Quebec, near Narvik, Norway and in the Bonneville Mining District of Alaska pursuant to property option agreements.  All of its formerly held mineral properties have been abandoned and the costs of exploring same have been written off.  In May 2000, the Company entered into an agreement to acquire various interests in three oil and gas leases located in Creek County, Oklahoma from Canok International of Haliburton, Ontario, Canada.  As a result of misrepresentations by Canok, the Company rescinded the agreement with Canok.  In March 2001, the Company acquired a 100% interest in the oil and gas exploration rights for the Santa Rosa Property in central Argentina and exploration of the Santa Rosa Property is now the principal business activity of the Company.   In June 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), agreed to sell an effective 50% interest in its Santa Rosa Property.  Cynthia has yet to receive any funds pursuant to this transaction.

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the resource properties owned by each of the Company’s subsidiaries:

Oromin Explorations Ltd. (B.C. corporation)

Irie Isle Limited 100% (BVI corporation)

Cynthia Holdings Limited 50% (BVI corporation)

Exploraciones Oromin, S.A. 100% (Argentine corporation)

Santa Rosa Property 100%

D.

Property Plants and Equipment

The sole property of the Company is in the exploration stage only and is without known reserves.  The Company has not had any revenue from any resource products in the last three fiscal years.

Santa Rosa Property, Argentina

Title

The Company owns, through its wholly-owned Argentina subsidiary, Exploraciones Oromin, S.A. (“Oromin”), a 100% interest (subject to the agreement to sell an effective 50% interest discussed below) in exploration block #CC&B-9 (the “Santa Rosa Property”) pursuant to Resolution No. 2 issued by the Secretariat of Energy and Mining on March 16, 2001 pursuant to International Public Bidding No. E-01/92 (“Plan Argentina”), Fiftieth Bid.  The Resolution grants Oromin an Exploration Permit to explore for hydrocarbons over the area covered by the exploration block for three exploration periods totalling six years.  The Exploration Permit will be converted to an Exploitation Permit if commercial quantities of hydrocarbons are found.  The Exploitation Permit allows for the extraction of hydrocarbons for a period of twenty-five (25) years with a possible ten (10) year extension.

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002.  The Agreement has been amended a number of times and now provides that Cynthia has agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,500,000 to The Havana Group Inc., Bible’s parent company,  (as Bible’s assignee) with the purchase price to be paid over time.  Cynthia has yet to receive any funds pursuant to the Agreement.

Cynthia and Havana will jointly undertake the next phase of the exploration program on the Santa Rosa Property which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well at an estimated cost of US$1,350,000.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne equally by each party.

Location, Access & Physiography

The Santa Rosa Property is comprised of exploration block #CC&B-9, covering 7,694 square kilometres in the Cuyana basin in the Province of Mendoza in central Argentina.  The Santa Rosa Property is situated over the dome centred around 33°15'S Latitude and 67°40'W Longitude.  The block extends from 52km to 130km east of the city of Mendoza and extends north from Rio Tunuyan for approximately 100km.  The center of this area is approximately 925km, west of Buenos Aires, the capital city of Argentina.

The National Highway Ruta 7 lies within and along the southern boundary of the block sub-parallel to Rio Tunuyan as do gas and oil pipelines.  A railroad also used to run along this corridor but operations on it have been suspended.  At present there is no plant or equipment on the Santa Rosa Property that is related to the Exploration Permit.

The Santa Rosa Property is situated on the gentle eastern slope of the Andes.  The western side of the block is approximately 600m above sea level.  Local elevations only vary about 20m over fairly large areas.  The region is arid with scrub brush covering low stabilized dune fields.  Irrigated farmland exists along the Rio Tunuyan and ranching occurs in the desert areas.

Exploration History

The Cacheuta Field, located in the northwest corner of the Cuyana Basin, was the oldest field in Argentina, producing oil as early as 1886.  Some of the larger fields in the Cuyana Basin were discovered during the 1930s and most have been in full production since the late 1950s and early 1960s.  The decline profiles for these fields, before secondary recovery projects were implemented, varied from 6% to 9% per year.

There are 1,129km of regional seismic coverage consisting of a regional grid approximately 20km by 20km over most of the block and a more closely spaced (approximately 3km by 5km) grid over the southwest corner of the Santa Rosa Property.  One well was drilled along the southern boundary of the Santa Rosa Property (Jaguel La Esperanza x-4) as part of a four well drill program mainly in the Nacuñan Block in 1963.  The Santa Rosa Este x-1001 well was drilled in 1994 and the Santa Rosa x-2 well was drilled in 1995.  None of these wells were diagnostic tests of the present prospect concept.

Regional and Local Geology

The Cuyana Basin is situated in west central Argentina between 32°S and 34°30'S Latitude.  Related basins extend from 28°S to 36°S Latitude.  The Cuyana Basin is part of a graben complex that includes the Los Tordillos, Nacuñan, Tupungato, Cacheuta and California Subbasins and depocentres.  The main bounding faults are located to the southwest of the Cuyana Basin and northeast of the Beazley and Mascasin Subbasins.  Several cross-cutting faults connect the two boundary fault zones.  Late Triassic alluvial and lacustrine sediments fill the deeper portions of the graben complex and are unconformably overlain by Jurassic conglomerates and by Early Cretaceous volcanics which, in turn, are overlain by Early Tertiary clastics and evaporites.

Erosion during the Jurassic, Late Cretaceous and Middle Tertiary has left the central portions and the margins of the graben complexes almost devoid of the originally deposited sediments.  Since the Late Oligocene the whole area has been covered by post-Andean continental clastics.  Compression, both, during the early erosional episodes and since the uplift of the Andes has resulted in longitudinal and transverse arching between the Cuyana and Beazley-Mascasin subbasins forming the large central regional arch and its superimposed domes.

Stratigraphy

Basement in the Cuyana area is composed of Precambrian granites and gneisses that are overlain by Paleozoic sediments and Permo-Triassic volcanics.

Sedimentation during the Late Triassic was initiated with fanglomerates from alluvial fans filling local depressions within the grabens.  These red-bed sediments volcaniclastics and flows are known as the Rio Mendoza Formation and the included Las Cabras Formation.  The Las Cabras Formation is unconformably overlain by the transgressive coarse-grained sandstones of the Potrerillos Formation that grades upward into finer-grained sandstones and dark bituminous shales with interbedded tuffaceous beds.  The Potrerillos Formation which may be up to several hundred meters thick is gradationally overlain by the Cacheuta Formation composed of bituminous black shales and mudstones containing thin layers of tuffs.  The Cacheuta Formation may be a couple of hundred meters thick, thinning to zero at the margins of the basin due to depositional thinning and erosion.  The Cacheuta Formation is the richest source rock in the basin.

The Cacheuta Formation grades upward into the regressive Rio Blanco Formation which is composed of grey siltstones and shales with interbeds of fine-to-medium grained sandstones.  The Rio Blanco Formation may be over 800m thick in the Cuyana Basin, thinning to zero at the margins of the basin and around arches by depositional thinning and erosion.

The Triassic section is truncated by a regional unconformity that, locally, may have removed the entire sequence.  It is overlain by reddish conglomerates and sandstones of Jurassic to Lower Cretaceous Barrancas Formation up to 150m thick.  The Barrancas Formation is in turn, unconformably overlain by up to 180m of volcanic flows of the Punta de las Bardas Formation in the center of the basin.  Also in the center of the basin are up to 150m thick remnants of the Early Tertiary Papagayos and Divisadero Largo Formations.

Following a depositional hiatus in which the Andes Mountains began to form, the truncated Early Tertiary and earlier sediments were unconformably overlain by the Late Tertiary Mariño Formation.  The Mariño Formation begins with the Conglomerate Violaceo which is composed of conglomerates and sandstones at its base in the west and grades upward and eastward into argillaceous sandstone.  Away from the Andean source areas the overlying Mariño Formation contains higher proportions of mudstones that merge upward into shaley tuffaceous sandstones of the Lower Grey Tuffs and then other Late Tertiary Formations.

The Late Tertiary sediments may be thousands of meters thick and represent the post-orogenic sedimentation from the Middle Tertiary Andean Orogeny.

Geochemistry and Hydrocarbon Migration

Over 350 exploration wells have been drilled in the Cuyana Basin of which 78 wells have been classified as discoveries.  Recoverable Reserves have been found in 26 combined oil and gas fields of which less than 19 are significant producers.  These fields are primarily found as almost continuous oil accumulations along the crests of two sub-parallel, asymmetric, faulted anticlinal trends.  The separations between fields were the result of stratigraphic variations cutting across the structural axis.  Five of the fields along the southwest side of the basin had strong stratigraphic pinch-out components but no similar traps have been found yet along the northeast side of this basin.

The organic-rich lacustrine shales of the Cacheuta Formation and shales within the adjacent Potrerillos and Rio Blanco Formations are the source rocks for the hydrocarbons generated in the basin.  The Cacheuta Formation shale in the middle of the Triassic section contains Total Organic Carbon of 4% of which 70% to 100% is Type I Kerogen.  Any sealed sandstone beneath the Mariño Formation may constitute a reservoir rock and to a lesser degree sandstones within the Late Tertiary section.

Based on a geothermal burial history in the Beazley Basin the Cacheuta Formation should have been buried to depths greater than 2400 meters and preferably to depths greater than 2800 meters in order for it to have reached maturity and to have generated hydrocarbons.  A small area of the Cacheuta Subbasin between the two productive anticlines and the main part of the Cuyana Basin consisting of the Tupungato and California Subbasins in front of the Precordillera should be the main sites of hydrocarbon generation in Mendoza Province.  Only small portions of the Los Tordillos, Nacuñan and Beazley Subbasins have been buried deeply enough to have generated early maturing hydrocarbons.

Because the great bulk of the sediments have been deposited since the Middle Tertiary Andean Orogeny and deep burial is required for the maturation of the Cacheuta and adjacent source beds, most of the hydrocarbon generation occurred between the Oligocene and the Present.

The Vizcacheras Field only had access to hydrocarbons that migrated from the Tupungato Subbasin and additional hydrocarbons likely migrated from this subbasin into existing fields along the axis of the eastern anticline.

Any hydrocarbons generated to the east of the axis of the depocenter in front of the Precordillera should have migrated out of the basin into the large regional arch and its superimposed domes between the Cuyana and Beazley Subbasins.

Structure

During the late Permian and Early Triassic, a series of en echelon grabens developed behind an island-arc along the western margin of South America.  The Triassic sediments were deposited within these grabens.  Compression across the graben complex after its initial development caused the fault blocks in the central portion of the graben to become domed.  Depositional thinning and subsequent erosion around the margins of basins and across the domal structures resulted in thin Triassic sections being preserved within the Santa Rosa CCyB-9 Block.

Subsequent periods of uplift and erosion in the Cretaceous and Tertiary resulted in the Barrancas, Punta de las Bardas and Papagayos Formations being truncated against the flanks of the arches.

A thin section (less than 60m) of the Las Cabras Formation and an even thinner section of the lower Potrerillos Formations are interpreted to have been preserved below the Tertiary Unconformity across the Central Dome.

Great thicknesses of post-Andean sediments spread from the rising mountains in the west with over 1000m of Late Tertiary sediments remaining over Santa Rosa Prospect.  Although the region is still tectonically active, post-Oligocene compression has caused only minor reactivation of faults within the Central Dome but the areas between the faults have continued to flex.

Sediment Distribution

Based on seismic interpretations and well penetrations the Triassic sedimentary section preserved beneath the Late Tertiary unconformity varies from zero to 850m along the western boundary of the block and thins to less than 90m over the culmination of the dome.  The Triassic section thickens to over 175m in the graben in which the Santa Rosa Este x-1000 well was drilled and thickens to 608m at the southern boundary of the CCyB-9 Block in the Jaquel La Esperanza x-4 well.  Where the Triassic section is in the order of 250m thick there is the potential for the Cacheuta Formation source beds to be preserved beneath the unconformity marked by the Conglomerate Violaceo.  Even in the Santa Rosa x-2 well where less than 150m of Triassic section lies on basement, the Triassic section may consist of a depositionally thinned Potrerillos sequence overlain by what appears to be Cacheuta Formation shales and possibly even a thin remnant of the Rio Blanco Formation.  The Cacheuta Formation likely subcrops in an irregular band along the western flank of the dome within the Santa Rosa CCyB-9 Block.  It is also buried deeply enough just to the west of the block to be capable of generating oil.

Any oil generated would migrate up-dip through porous and permeable Triassic sediments until the Middle Tertiary unconformity were reached.  The Conglomerate Violaceo at the Tertiary unconformity would become the conduit for migration into the dome where porous and permeable sediments were present.  The Conglomerate Violaceo varies from over 100m thick around the flanks of the dome to approximately 8m thick near the culmination of the dome.  Locally, the Conglomerate Violaceo may have an argillaceous matrix and the porosity and permeability diminish to sub-economic levels.

Seismic programs are proposed to trace the seismic events that represent the Triassic-Tertiary unconformity from its position in the Santa Rosa Este x-1001 well, where the unconformity was intersected, to areas near the top of the Santa Rosa Dome Culmination.  The character of the seismic reflections above and below the Triassic-Tertiary unconformity will be studied to determine approximate interval thicknesses and reflection amplitudes to indirectly indicate prospective  zones within the Conglomerate Violaceo and the underlying Potrerillos and Las Cabras Formations.

Proposed Exploration

The Company intends to undertake interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well at an estimated cost of US$1,350,000.  Contingent upon success, the Company would undertake an additional 3-D seismic program at an estimated cost of approximately US$4,000,000 to plan the layout of the development drilling program of additional wells.

Doing Business in Argentina

The following briefly summarizes the Company's understanding of the economic and political climate in Argentina based on research and information compiled by the Company from various sources which it believes to be reliable:

Political and Legal System

Under its Constitution, Argentina is organized as a federal republic on lines similar to those of the United States.  The country is currently divided into 23 provinces and the federal capital, the City of Buenos Aires.

The federal government consists of the executive branch, which is headed by the President; the legislative branch (Congress), consisting of two chambers, the senate and the chamber of deputies; and the judicial branch.  Provincial governments are organized along similar lines.  The President is elected for a period of four years, with immediate re-election.  The judicial branch at the federal and provincial levels is represented by the courts of justice, headed by the Supreme Court.  Legal concepts have their origin in Roman Law and the Napoleonic Code.

Carlos Menem was the President of Argentina from 1989 to December 1999.  In October 1999, Fernando de la Rua was elected to succeed Mr. Menem.  Mr. de la Rua took office in December of 1999, pledging to focus on Argentina’s economic problems.  President de la Rua was unsuccessful and resigned on December 20, 2001 amidst economic and social upheaval.  On January 1, 2002, the Argentine congress elected Eduardo Duhalde, former vice president during the Menem government and subsequently governor of the Buenos Aires Province (which accounts for more than one third of Argentina’s economy), to serve as president for the remaining two years of Mr. de la Rua’s term.  Former president de la Rua was affiliated with the Radical Party and the centre left coalition (“FREPASO”).

With the resignation of Mr. de la Rua, the reign of FREPASO came to an end, and Mr. Duhalde, who is affiliated with the Peronist party, took over the control of the country amid severe divisions among party leaders.  During his term as President, Mr. Duhalde had to negotiate with many factions in order to consolidate an acceptable power base.

Argentina is currently in a period of economic crisis due largely to poor monetary policies and large amounts of debt.  In 1991, then economic minister, Domingo Cavallo, decided to tie the Argentine Peso to the U.S. dollar, with a one-for-one exchange rate in order to combat hyperinflation and restore confidence in the Argentine economy.  When economic stability returned to Argentina, the Argentine government did not respond by devaluing the Argentine peso.  The failure of the government to devalue the peso left Argentine exports more expensive than those of other South American countries, like Brazil.  By linking the peso to the dollar, Argentina adopted a currency whose exchange rate bore little relation to its own economic conditions, and the Argentine Government failed to respond to changing economic conditions by changing its monetary policy.  After ten years of sustaining the exchange rate, the country has lost competitiveness in the international markets.

Argentina also faces large amounts of internal and external debt.  Deficits have been financed with external debt, which is currently close to U.S. $150 billion, and internal public debt, whereby the rate of interest paid reached almost 25% in real terms.  Much of the internal debt has been due to overspending by the two dozen Argentine provinces.  In December of 2001 the IMF refused to disburse U.S. $1.3 billion in aid for the month, and strikes, widespread street protests and rioting ensued.  On December 20, 2001, President Fernando de la Rua resigned and was replaced on January 1, 2002 by Eduardo Duhalde.  Several days after Mr. Duhalde became president, the government devalued the peso and the Argentine currency was allowed to float freely for the first time in a decade.

The consequence was social upheaval.  Unemployment rose 20% after Mr. de la Rua’s resignation, and in April 2002, all banking and foreign exchange activity was suspended.  Mr. Duhalde announced that the Argentine financial system was at risk of collapse.  Mr. Duhalde sought to diversify Argentina’s foreign ties, and in particular to revise those with Brazil, its chief partner with Mercosur.  Brazil quickly responded.  In addition to lobbying for international help for Argentina, it promised to take more imports, especially of cars.  Due to its large debt problems, Argentina needed help from the IMF and the United States Government asked Mr. Duhalde to develop a coherent economic plan.  Above all, that means tackling the ghastly problems of Argentina’s banks, which have become the target of increasing violent protests.  Mr. Duhalde inherited restrictions on bank transactions and withdrawals, which halted a bank run but are strangling the economy.  His government’s handling of the devaluation of the peso, and its adoption of a dual exchange rate, also created problems.

Mr. Duhalde served as president until 2003, when Argentina held a presidential election. In the first round, former president Carlos Menem of the Peronist Party finished first but he did not win enough of the vote for an outright victory.  Mr. Menem then faced a run-off election against fellow Peronist Nestor Kirchner, the governor of Santa Cruz province.  Before the runoff took place, however, Mr. Menem withdrew from the race after polls indicated that he would not win.  Mr. Menem’s withdrawal gave the presidency to Mr. Kirchner, who pledged to improve the country’s economy by creating jobs and protecting the country’s industrial sector.

Since his election, Mr. Kirchner has instituted aggressive reforms which he began by removing leaders of the national police force who were tainted by allegations of corruption, overhauling the military high command, and ousting officials with links to the 1976-83 military dictatorship.   He also forced the resignation of the deeply unpopular Supreme Court president, and intervened personally to settle a nationwide teachers' strike.  While the economy is showing signs of recovering after shrinking 11 percent last year, reform of the country's struggling banking system and Argentina's $141 billion debt must still be addressed.

The Oil and Gas Industry in Argentina

The Hydrocarbons Act of June 1967 (Law # 17,319) established the basic legal framework for oil and gas exploration and exploitation in Argentina.  It empowers the executive branch to implement a national policy for the development of Argentine hydrocarbon reserves.  Basically, prior to 1990 virtually all oil and gas exploratory activities were performed by Yacimientos Petroliferos Fiscales Sociedad del Estado (YPF) or on its behalf.  YPF used to assign to third parties certain areas in which the state owned company was not interested.

Under its framework, exploration permits and exploitation concessions must be awarded on the basis of competitive bids, which may be filed by any physical or artificial person who has established domicile in the Republic of Argentina and is financially sound and technically qualified to develop the tasks that relate to the right so claimed (Sections 5 and 35, Law #17,319).

On the basis of the state reform legislation that was approved in August 1989, the executive branch issued a series of orders to demonopolize and deregulate the oil and gas industry in Argentina.

Argentina’s energy industry was revitalized in the 1990s as a result of drastic restructuring, the privatization of the state oil company YPF, and increased private and foreign investment, the latter a result of favorable investment and tax laws.  Many foreign firms have entered the Argentine oil market, attracted by prospects of regional energy integration occurring in South America.

International Call for Bids #E-01/92 (“Plan Argentina”) was issued in order to select the companies that may be awarded exclusive rights for the exploration and possible exploitation and development of Hydrocarbons within the perimeter of each area included in Plan Argentina, in accordance with Law # 17,319; National Executive Power Decrees # 1055; # 1212 and # 1589, among others.

In this regard, once the Enforcement Authority (“Secretariat of Energy”) reaches a decision and proceeds to award the call for bids to the bidder whose bid meets the conditions of the call, the awarding of the Area shall be approved by the National Executive Branch by issuing an Administrative Decision that grants the exploration permit, under the provisions of article 16 and associated articles of Law # 17,319.

The bid of the Company’s Argentine subsidiary, Exploraciones Oromin S.A., for the Santa Rosa Property under Plan Argentina, Fiftieth Bid, met the conditions of the call for bids and its offer has been approved.  From a legal standpoint, Exploraciones Oromin S.A. will be allowed to enter the areas as from the effective date of the permit (Administrative Decision) by complying with all of the rights and obligations resulting from the bidding conditions.  On May 11, 2001 the Secretariat of Energy authorized Exploraciones Oromin S.A. the early entry to the area in order to commence with exploration works.

The protection of the environment and the conservation of the natural resources within the sphere of the oil and gas activities is the purpose of Article 69 of Law # 17,319.  Secretariat of Energy Resolutions #105 and #236 among others, protect the environment and the conservation of the natural resources during the exploration and exploitation of the hydrocarbons stages.  This set of rules apply to corporations or group of corporations, concessionaires, permissionaires and operators whose activities fall under the scope of National jurisdiction and have authorization to explore or exploit hydrocarbons in an area.

By means of the National Constitution and the federal organization of the Argentine territory, environmental powers have been vested in the Provinces.  On a Provincial level, the Province of Mendoza has passed certain laws and decrees with the aim of protecting the environment and conserving the natural resources of said Province.  Provincial Law # 5,961 protects the environment, the ecological equilibrium and steady development of natural resources in all the territory of the Province of Mendoza.  Decree # 2109, regulatory of Law # 5,961, states that an environmental impact declaration or an exemption to it should be filed with the Ministry of Environment and Natural Resources of the Province of Mendoza and describes the whole procedure that should be followed in order to obtain either one of them.

By virtue of the early entry to the area granted by the Secretariat of Energy, Exploraciones Oromin S.A. is able to carry out exploration activities on the Santa Rosa Property.  Recently, Exploraciones Oromin S.A. filed  an exemption with the Ministry of Environment and Natural Resources of the Province of Mendoza to obtain the environmental impact declaration.  The declaration is still pending.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of exploring its resource properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  The Company does not currently have any producing properties and its current operations on the Santa Rosa property is an exploratory search for hydrocarbons.  During the fiscal year ended February 28, 2003, the Company was primarily engaged in the exploration of its Santa Rosa property in Argentina.  As a result, the Company's future activities may be affected in varying degrees by Argentina's political stability and government regulation, all of which are beyond the control of the Company.  See “Item 3 -  Key Information - D. Risk Factors”.

The Company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants.  All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centers.  General and administrative costs are expensed in the period in which they are incurred.  Effective March 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.

Fiscal Year Ended February 28, 2003 Compared to Fiscal Year Ended February 28, 2002

During the fiscal year ended February 28, 2003 the Company recorded interest income of $13,906, a foreign exchange loss of $19,923 and a gain on sale of marketable securities of $6,395.  During the fiscal year ended February 28, 2002, the Company recorded interest income of $84,008, a foreign exchange gain of $23,123, a gain on the sale of resource properties of $2,999 and a write-off of resource properties of $3,320.

Expenses for the fiscal year ended February 28, 2003 were $193,504, up slightly from $186,195 for the fiscal year ended February 28, 2002.  Travel and public relations costs and wages fell to $8,738 and $13,041, respectively, in the fiscal year ended February 28, 2003 from $24,594 and $18,440, respectively, in the fiscal year ended February 28, 2002 largely as a result of reduced exploration activity.  These savings were offset by office and rent costs of $64,548 during the fiscal year ended February 28, 2003, up from office and rent costs of $41,420 during the fiscal year ended February 28, 2002 as a result of revised cost-sharing arrangements with the other companies with which it shares office space.

The net loss for the fiscal year ended February 28, 2003 was $193,126 or $0.01 per share as compared with a net loss for the fiscal year ended February 28, 2002 of $79,385 or $0.01 per share.  The Company also expects to incur a net operating loss for the fiscal year ending February 29, 2004.

Fiscal Year Ended February 28, 2002 Compared to Fiscal Year Ended February 28, 2001

During the fiscal year ended February 28, 2002, the Company recorded interest income of $84,008, a foreign exchange gain of $23,123, a gain on the sale of resource properties of $2,999 and a write-off of resource properties of $3,320.  During the fiscal year ended February 28, 2001, the Company recorded interest income of $15,502 and a foreign exchange gain of $21,764.

Expenses for the fiscal year ended February 28, 2002 were $186,195, up slightly from $186,589 for the fiscal year ended February 28, 2001.  Consulting fees for the fiscal year ended February 28, 2002 fell to nil from $22,000 for the fiscal year ended February 28, 2001 as a result of decreased exploration activity with respect to the Company’s Santa Rosa Property. Travel and public relations costs rose to $24,594 in the fiscal year ended February 28, 2002 from $6,023 in the fiscal year ended February 28, 2001 largely as a result of the engagement of investor relations consultants and web site design costs.

The net loss for the fiscal year ended February 28, 2002 was $79,385 or $0.01 per share as compared with a net loss for the fiscal year ended February 28, 2001 of $149,323 or $0.02 per share.

Fiscal Year Ended February 28, 2001 Compared to Fiscal Year Ended February 29, 2000

During the fiscal year ended February 28, 2001, the Company recorded interest income of $15,502 and a foreign exchange gain of $21,764.  During the fiscal year ended February 29, 2000, the Company recorded interest income of $24,723.

Expenses for the fiscal year ended February 28, 2001 were $186,589, up from $146,546 for the fiscal year ended February 29, 2000.  This increase is primarily due to increased consulting fees, professional fees and wages as a result of the Company’s bid for the Santa Rosa Property in Argentina.   Consulting fees for the fiscal year ended February 28, 2001 increased to $22,000 from nil for the fiscal year ended February 29, 2000. During the fiscal year ended February 28, 2001, professional fees and wages increased to $70,467 and $18,966, respectively, from $61,161 and $10,899, respectively, for the fiscal year ended February 29, 2000.  Filing and transfer fees also rose to $20,348 in the fiscal year ended February 28, 2001 from $12,702 in the fiscal year ended February 29, 2000 largely as a result of financings undertaken during the year.

During the fiscal year ended February 29, 2000, the Company recorded a write-off of resource properties of $349,756 but did not record any write-offs during the fiscal year ended February 28, 2001.

The net loss for the fiscal year ended February 28, 2001 was $149,323 or $0.02 per share as compared with a net loss for the fiscal year ended February 29, 2000 of $471,579 or $0.13 per share.

B.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of resource properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's sole property, the Santa Rosa Property, is located in Argentina, and as a result the Company's operations on the property may be subject to additional risks.

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held property.  Based on its existing working capital, the Company requires additional financing for its currently held properties during the upcoming fiscal year.  If such funds are not available or cannot be obtained or are insufficient to cover the costs of the Company's exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes in the fiscal year ended February 28, 2003.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing (which it is currently seeking) to incur additional exploration expenditures on its Santa Rosa Property during the fiscal year ending February 29, 2004.   In June 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), agreed to sell an effective 50% interest in its Santa Rosa Property.  Cynthia has yet to receive any funds pursuant to this transaction.

Certain resource properties which were written down in the year ended February 28, 2002 were written down when the Company decided there was little or no possibility of recovery from these properties.  Management reviews annually the carrying value of the Company’s interest in each resource property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so.  If such funds are not available or cannot be obtained or are insufficient to cover the costs of the Company's exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of exploration on the Santa Rosa Property.

February 28, 2003 Compared to February 28, 2002

At February 28, 2003, the Company's current assets totaled $128,707 compared to $2,687,891 at February 28, 2002.  The decrease is due principally to the repayment of the loan made in a previous period which was used by the Company to make a capital contribution to its Argentine subsidiary, Exploraciones Oromin S.A., in order to permit Exploraciones Oromin S.A. to qualify as a bidder for the Santa Rosa Property.  During the same period, current liabilities also decreased to $232,127 from $2,421,794 for the same reason.  As a result, the Company had a working capital deficiency of $103,420 at February 28, 2003 as compared with working capital of $266,097 at February 28, 2002.  As at February 28, 2003 and February 28, 2002, the Company had no long-term debt.

At February 28, 2003, the Company had total assets of $2,444,494 as compared with $4,581,547 at February 28, 2002. The decrease is due principally to the repayment of the loan made in a previous period which was used by the Company to make a capital contribution to its Argentine subsidiary, Exploraciones Oromin S.A., in order to permit Exploraciones Oromin S.A. to qualify as a bidder for the Santa Rosa Property.

Share capital as at February 28, 2003 was $10,665,871, up from $10,420,131 as at  February 28, 2002 due to the issuance of share capital.  During the fiscal year ended February 28, 2003, the Company issued 2,500,000 units at a price of $0.10 per unit to generate net proceeds of $245,740, each unit comprised of one common share and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.10 per share until June 3, 2003 and thereafter at a price of $0.12 until June 3, 2004.

The Company's largest cash outflow in the fiscal year ended February 28, 2003 resulted from the repayment of a related party loan of $2,246,580.  The most significant contribution to working capital in the year ended February 28, 2003 was provided by the sale of share capital which generated net proceeds of $245,740. The most significant contribution to working capital in the year ended February 28, 2002 was provided by the exercise of share purchase warrants which generated net proceeds of $343,080.

February 28, 2002 Compared to February 28, 2001

At February 28, 2002, the Company's current assets totaled $2,687,891 compared to $3,263,939 at February 28, 2001.  The decrease is primarily attributable to a decrease in cash which was used to pay expenditures resulting from its investment in the Santa Rosa Property.  During the same period, current liabilities also decreased to $2,421,794 from $2,690,030 primarily due to the repayment of accounts payable to Fresco Developments Ltd. of $308,240.  As a result, working capital was $266,097 at February 28, 2002 as compared with working capital of $573,909 at February 28, 2001.  As at February 28, 2002 and February 28, 2001, the Company had no long-term debt.

At February 28, 2002, the Company had total assets of $4,581,547 as compared with $3,759,064 at February 28, 2001.  This increase is due principally to an increase in deferred resource property expenditures resulting from its investment in the Santa Rosa Property and from the Company’s amalgamation with Fresco Developments Ltd.

Share capital as at February 28, 2002 was $10,420,131, up from $9,262,077 as at  February 28, 2001 due to the issuance of share capital.  During the fiscal year ended February 28, 2002, the Company issued:

(a)

2,100,000 common shares as a bonus pursuant to the loan from Chet Idziszek, the President of the Company, which was used to subscribe for capital in the Company’s Argentine subsidiary, Exploraciones Oromin, S.A., in order to facilitate the acquisition of the Santa Rosa Property, which shares are recorded at $299,200;

(b)

1,454,500 common shares pursuant to the exercise of share purchase warrants to generate proceeds of $343,080; and

(c)

3,967,491 common shares pursuant to the the Company’s amalgamation with Fresco Developments Ltd., recorded at $515,774.

The Company's largest cash outflow in the fiscal year ended February 28, 2002 was resource property expenditures, net of accounts payable, of $697,552.  The Company also eliminated payables in respect of resource property expenditures of $292,604 on its amalgamation with Fresco Developments Ltd.  The Company's largest cash outflow in the fiscal year ended February 28, 2001 was resource property expenditures, net of accounts payable, of $285,180.  The amount of exploration costs incurred by the Company fluctuates based on the amount of exploration it is required to carry out during a specific period.

The most significant contribution to working capital in the year ended February 28, 2002 was provided by the exercise of share purchase warrants which generated net proceeds of $343,080.  The most significant contribution to working capital in the year ended February 28, 2001 was provided by the sale of share capital and the exercise of share purchase warrants which generated aggregate net proceeds of $732,004.

February 28, 2001 Compared to February 29, 2000

 At February 28, 2001, the Company's current assets totalled $3,263,939 compared to $513,063 at February 29, 2000.  The increase is primarily attributable to the loan in the amount of $2,144,240 from Chet Idziszek, the President of the Company, which was used to subscribe for capital in the Company’s Argentine subsidiary, Exploraciones Oromin, S.A., in order to facilitate the acquisition of the Santa Rosa Property.  During the same period, current liabilities increased to $2,690,030 from $31,625.   As a result, working capital was $573,909 at February 28, 2001 as compared with working capital of $481,438 at February 29, 2000.  As at February 28, 2001 and February 29, 2000, the Company had no long-term debt.

At February 28, 2001, the Company had total assets of $3,759,064 as compared with $517,978 at February 29, 2000.  This increase is due principally  to the loan from Chet Idziszek, the President of the Company, discussed above.

Share capital as at February 28, 2001 was $9,262,077, up from $8,530,073 as at February 29, 2000 due to the issuance of share capital.  During the fiscal year ended February 28, 2001, the Company issued 1,500,000 units at $0.20 per unit pursuant to a non-brokered private placement to generate net proceeds of $283,500.  Each unit is comprised of one common share of the Company and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.20 per share until August 8, 2001 and thereafter at a price of $0.23 per share until August 8, 2002.  In conjunction with this placement, the Company also issued 40,000 common shares as a finders fee.  During the period, the Company also issued  2,500,000 units at $0.20 per unit pursuant to a non-brokered private placement to generate net proceeds of $440,504.  Each unit is comprised of one common share of the Company and two Series “A” share purchase warrants entitling the purchase of one additional common share of the Company at a price of $0.20 per share until September 21, 2001 and thereafter at a price of $0.23 per share until September 21, 2002.  As consideration for acting as the Company’s agent in respect of this offering, Canaccord Capital Corporation received a cash commission of 8% of the gross proceeds and agent’s warrants entitling the purchase of up to 500,000 shares of the Company at a price of $0.20 per share until September 21, 2001 and thereafter at a price of $0.23 per share until September 21, 2002.

The Company's largest cash outflow in the fiscal year ended February 28, 2001 was resource property expenditures, net of accounts payable, of $285,180.  The Company's largest cash outflow in the fiscal year ended February 29, 2000 was resource property expenditures, net of accounts payable, of $339,255.  The amount of exploration costs incurred by the Company fluctuates based on the amount of exploration it is required to carry out during a specific period.

The most significant contribution to working capital in the year ended February 28, 2001 was provided by the sale of share capital which generated net proceeds of $732,004.  The most significant contribution to working capital in the year ended February 29, 2000 was provided by the sale of share capital which generated net proceeds of  $335,791.

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The significant measurement differences between Canadian GAAP and U.S. GAAP, which affect the Company’s financial statements, are described below:

Under U.S. GAAP, deferred mineral exploration costs are written off as incurred although oil and gas expenditures are not.  Had the Company presented its financial statements in accordance with U.S. GAAP, its loss for the fiscal year ended February 28, 2003 would have increased by $2,250 and its losses for the fiscal years ended February 28, 2002 and 2001 would have decreased by $4,313 and $6,750, respectively.

Outlook

In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property.  Based on its existing working capital, the Company requires additional financing for its currently held properties during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its Santa Rosa Property during the fiscal year ending February 29, 2004.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional oil and gas exploration properties.  The Santa Rosa Property is not in production and, therefore, does not produce any income.

C.

Research and Development, Patents and Licenses, etc.

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

D.

Trend Information

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

E.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.

Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations of the type required to be disclosed in this section.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Derek Bartlett

Mr. Bartlett is a director of the Company.  He has worked as a geologist and exploration manager for a number of international mining companies since 1966.  Mr. Bartlett has been the President of Braddick Resources Ltd. and Blue Emerald Resources Ltd. since 1994.  Mr. Bartlett is 63 years old.

Jeffrey Cocks

Mr. Cocks is a director of the Company.  He was the operations manager for Big Valley Resources Ltd. from 1988 to 1998, responsible for finance and administration.  Since that time, he has acted as an independent financial and administrative consultant to private and public venture capital companies.  Mr. Cocks is 40 years old.

Norman Haimila

Dr. Haimila is a director of the Company.  He has forty years experience as a geoscientist and has worked throughout the world evaluating petrochemical prospects for various companies and government agencies, including Atlantic Richfield where he was Senior Research Geologist.  Since 1988, Dr. Haimila has worked extensively in Argentina during which time he supervised oil and gas exploration and development for Chauvco Resources and Alberta Energy Corporation.  He also worked in Argentina as the Senior Geologist with the Sub-Andean Cooperative Hydrocarbon Studies Project, a regional exploration consortium led by the World Bank, which was carried out over a four year period to provide an updated comprehensive basin analysis and hydrocarbon assessment of the series of sedimentary basins on the eastern side of the Andes mountains and confirm the substantial hydrocarbon potential of the region.  Dr. Haimila is 67 years old.

Chet Idziszek

Mr. Idziszek is a director and the President of the Company. He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia.  He also received the “Prospector of the Year Award" in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of the Company during its exploration and development of the Petaquilla copper-gold deposits in Panama.  Mr. Idziszek is 56 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practiced law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 45 years old.

Douglas Turnbull

Mr. Turnbull is a director of the Company.  Mr. Turnbull is a geologist and is the President of Lakehead Geological Services Inc. which provides geological consulting services for a number of Canadian private and public companies.  Mr. Turnbull has been the President of Lakehead since 1992.  Mr. Turnbull is 40 years old.

B.

Compensation

During the fiscal year ended February 28, 2003, the Company paid cash compensation of $183,376 to its directors and officers. No other funds were set aside or accrued by the Company during the fiscal year ended February 28, 2003 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its executive officers.  The following fairly reflects all material information regarding compensation paid to the Company's executive officers which has been disclosed to the Company's shareholders under applicable Canadian law.

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has two executive officers: Chet Idziszek, President; and J.G. Stewart, Secretary (the “Named Executive Officers”).

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended February 28, 2003, 2002 and 2001 in respect of the individuals who were, at February 28, 2003, the Named Executive Officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Chet Idziszek President, CEO	2003 2002 2001	$117,300 $48,000 $64,000	nil nil nil	nil nil nil	nil 50,000/0 250,000/0	N/A N/A N/A	N/A N/A N/A	nil nil nil

J.G. Stewart Corporate Secretary	2003 2002 2001	nil nil nil	nil nil nil	nil nil nil	nil 30,000/0 85,000/0	N/A N/A N/A	N/A N/A N/A	$27,750 $59,550 $71,250

Option Grants in Last Fiscal Year

During the fiscal year ended February 28, 2003, the Company did not grant any options to Named Executive Officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                 The following table sets forth details of all exercise of stock options during the fiscal year ended February 28, 2003 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Chet Idziszek	nil	nil	418,000/nil	nil
J.G. Stewart	nil	nil	158,000/nil	nil

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange.

3

The figures relate solely to stock options.

4

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on February 28, 2003, less the exercise price of in-the-money stock options.

5

All such options are currently exercisable.

Defined Benefit of Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officers.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.

During the fiscal year ended February 28, 2003, the Company did not grant any options to directors who are not Named Executive Officers of the Company.

The following table sets forth details of all exercises of stock options during the fiscal year ended February 28, 2003 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]
Derek Bartlett	nil	nil	25,000/nil	nil
Jeffrey Cocks	nil	nil	136,500/nil	nil
Norman Haimila	nil	nil	100,000/nil	nil
Douglas Turnbull	nil	nil	38,000/nil	nil

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.

3

The figures relate solely to stock options.

4

The closing price of common shares of the Company on the TSX Venture Exchange on February 28, 2003 was less than the exercise price of the stock options.

5

All such options are currently exercisable.

A.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Derek Bartlett and Douglas Turnbull have been directors of the Company since February 25, 2002.  Jeffrey Cocks has been a director of the Company since June 23, 1999.  Chet Idziszek has been a director and the President of the Company since June 23, 1999.  Norman Haimila has been a director of the Company since July 3, 2001.  J.G. Stewart has been a director of the Company since July 19, 1995 and the Secretary of the Company since August 23, 1996.  Neither the Company nor any of its subsidiaries have any arrangement to provide benefits to directors upon termination of employment.

The Company’s Audit Committee is comprised of Jeffrey Cocks, Chet Idziszek and Norman Haimila.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

B.

Employees

During the fiscal years ended February 28, 2003, 2002 and 2001, the Company had an average of three employees all of whom worked out of the Company’s head office.  Of the average of three employees, one worked in a management role, one in a secretarial role and one in an accounting role.  No employees were casual or temporary employees.

C.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at June 20, 2003	Number of Options or Warrants Outstanding at June 20, 2003	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Derek Bartlett	10,000	20,000 5,000	0.2%	$0.24 $0.34	May 12, 2005 February 8, 2006
Jeffrey Cocks	90,000	41,500 20,000 50,000 25,000	1.1%	$0.20 $0.24 $0.20 $0.20	June 1, 2004 May 12, 2005 September 28, 2005 July 4, 2006
Norman Haimila	nil	100,000	0.5%	$0.20	July 4, 2006
Chet Idziszek	5,383,275	1,400,000 1,081,818 250,000 118,000 50,000	34%	$0.12 $0.18 $0.20 $0.34 $0.20	June 3, 2004 April 1,2005 September 28, 2005 February 8, 2006 July 4, 2006
J.G. Stewart	330,000	15,000 12,500 85,000 15,500 30,000	2.3%	$0.20 $0.24 $0.20 $0.34 $0.20	June 1, 2004 May 12, 2005 September 28, 2005 February 8, 2006 July 4, 2006
Douglas Turnbull	1,600	7,000 20,000 6,000 5,000	0.2%	$0.20 $0.24 $0.20 $0.34	June 1, 2004 May 12, 2005 September 28, 2005 February 8, 2006
Total:	5,814,875	3,357,318	38.3%

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 20, 2003, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 20,195,308 Common Shares outstanding as of June 20, 2003.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons beneficially owning greater than 5% of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at June 20, 2003	Percentage of Common Shares Outstanding at June 10, 2003
Chet Idziszek	5,383,275	26.7%

The Company’s major shareholders do not have different voting rights.  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at June 20, 2003 there were 20,195,308 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 90 registered holders of the Company's common shares resident in the United States, holding an aggregate 250,522 common shares, including 208,020 shares held by Cede & Co.  This number represents approximately 1.2% of the total issued and outstanding common shares of the Company as at June 20, 2003.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at June 20, 2003 there were 72 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 1,561,284 common shares.  This number represents approximately 7.7% of the total issued and outstanding common shares of the Company as at June 20, 2003, also including the 208,020 shares held by Cede & Co.  The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 161 holders holding an aggregate 1,603,786 common shares.  This number represents approximately 7.9% of the total issued and outstanding common shares of the Company as at June 20, 2003.

B.

Related Party Transactions

Other than the transactions described in this section, there were no material transactions in the fiscal years ended February 28, 2003, 2002 and 2001, or proposed material transactions between the Company or any of its subsidiaries and:

(a)

enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families;

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

On December 4, 2000, the Company entered into a loan agreement with Chet Idziszek (the “Loan Agreement”), the President of the Company, whereby Mr. Idziszek agreed to lend to the Company the sum of US$1,400,000 to be used by the Company to make a capital contribution to its Argentine subsidiary, Exploraciones Oromin S.A., in order to permit Exploraciones Oromin S.A. to qualify as a bidder for the Santa Rosa Property.  Mr. Idziszek had borrowed the sum of US$1.4 million as a personal loan (the “Loan”) from the Canadian Imperial Bank of Commerce (“CIBC”) and, under the terms of the Loan Agreement, the Company agreed to pay interest on the unpaid balance of the Loan, including interest on overdue interest, both before and after default and judgment on any unpaid principal balance thereof directly to CIBC on a monthly basis at the CIBC Rate in effect from time to time (such obligation to pay interest beginning on the date on which Mr. Idziszek received from CIBC the funds used to make the Loan), such that Mr. Idziszek does not suffer a loss or derive a gain by virtue of having borrowed from CIBC the funds used to make the Loan.  Subsequent to the end of the fiscal year ended February 28, 2001, the Company issued 2,100,000 shares to Mr. Idziszek in consideration of the provision of the Loan.  The Loan has since been repaid.

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002. At the time that the Agreement was entered into, the Company was not related to Bible, however, since the date of the Agreement, Chet Idziszek, the President and a director of the Company was appointed as a director of Bible’s parent company, The Havana Group Inc.  (“Havana”).  The Agreement has been amended a number of times subsequent to Mr. Idziszek becoming a director of Havana.  The Agreement now provides that Cynthia has agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,500,000 to Havana (as Bible’s assignee) with the purchase price to be paid over time.  Cynthia has yet to receive any funds pursuant to the Agreement.

Cynthia and Havana will jointly undertake the next phase of the exploration program on the Santa Rosa Property which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well at an estimated cost of US$1,350,000.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne equally by each party.

A.

Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended February 28, 2003 which contain an Audit Report dated June 12, 2003 and an Audit Report dated May 27, 2002, Balance Sheets as at February 28, 2003 and 2002, Statements of Loss and Deficit for the Fiscal Years Ended February 28, 2003, 2002 and 2001, Statements of Cash Flows for the Fiscal Years Ended February 28, 2003, 2002 and 2001 and Notes to the Financial Statements.

B.

Significant Changes

                 No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2004	$0.15	$0.065
June	$0.13	$0.065
May	$0.10	$0.08
April	$0.15	$0.10
March	$0.15	$0.08
First Quarter	$0.15	$0.08
2003	$0.18	$0.065
February	$0.16	$0.13
January	$0.18	$0.09
Fourth Quarter	$0.18	$0.07
Third Quarter	$0.13	$0.07
Second Quarter	$0.15	$0.07
First Quarter	$0.13	$0.08
2002	$0.26	$0.09
Fourth Quarter	$0.19	$0.11
Third Quarter	$0.17	$0.09
Second Quarter	$0.19	$0.12
First Quarter	$0.26	$0.13
2001	$0.35	$0.12
2000	$0.40	$0.14
1999	$0.51	$0.18

The closing price of the Company's common shares on the TSX Venture Exchange on July 11, 2003 was $0.095.

B.

Plan of Distribution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The common shares Company and one of its predecessor companies, Oromin Explorations Ltd,. have traded on the Vancouver Stock Exchange since November 6, 1981.  They presently trade under the symbol “OLE” on the TSX Venture Exchange, the successor exchange to the Vancouver Stock Exchange since February 25, 2002.

D.

Selling Stockholders

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E.

Dilution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F.

Expenses of the Issue

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

B.

Memorandum and Articles of Association

The Company was amalgamated on February 25, 2002 pursuant to the Company Act (British Columbia) (the “Act”) and is registered with the Registrar of Companies for British Columbia under corporation number 642805.  The Company is not limited in its objects and purposes.

With respect to directors, the Articles of the Company provide that a director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Company, or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director, shall declare the nature and extent of his interest in such contract or transaction or the conflict or potential conflict with his duty and interest as a director, as the case may be, in accordance with the provisions of the Act and shall abstain from voting in respect thereof.  This prohibition does not apply to:

(i)

any such contract or transaction relating to a loan to the Company, which a director or a specified corporation or a specific firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

(ii)

any contract or transaction made or to be made with, or for the benefit of a holding corporation or a subsidiary corporation of which a director is a director;

(iii)

any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a director is, directly or indirectly interested if all the other directors are also, directly or indirectly interested in the contract, arrangement or transaction;

(iv)

determining the remuneration of the directors;

(v)

purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or

(vi)

the indemnification of any director by the Company.

The Articles of the Company also provide that the directors may from time to time on behalf of the Company borrow such money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit; issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of the Company, or any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Company (both present and future).  Variation of these borrowing powers would require an amendment to the Articles of the Company which would, in turn, require the approval of the shareholders of the Company by way of a Special Resolution.  A Special Resolution means a resolution cast by a majority of not less than ¾ of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice as the Articles of the Company provide and not being less than 21 days notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company

There is no requirement in the Articles of the Company or in the Act requiring retirement or non-retirement of directors under an age limit requirement, nor is there any minimum shareholding required for a director’s qualification.

Holders of common shares of the Company are entitled to vote at meetings of shareholders, and a Special Resolution, as described above, is required to effect a change in the rights of shareholders.  Holders of common shares are not entitled to pre-emptive rights.  Holders of common shares are entitled, ratably, to the remaining property of the Company upon liquidation, dissolution or winding up of the Company, and such holders receive dividends if, as, and when, declared by the directors of the Company.  There are no restrictions on the purchase or redemption of common shares by the Company while there is an arrearage in the payment of dividends or sinking fund installments.  There is no liability on the part of any shareholder to further capital calls by the Company nor any provision discriminating against any existing or prospective holder of securities of the Company as a result of such shareholder owning a substantial number of shares.  There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by the constating document of the Company.

The Company is required to give its registered shareholders not less than 21 days notice of any general meeting of the Company unless all such shareholders consent to reduce or waive the period.  In addition, the Company is obliged to give notice to registrants and intermediaries who hold shares on behalf of the ultimate beneficial owners no fewer than 35 or more than 60 days prior to the date of the meeting.  The Company then delivers, in bulk, proxy-related materials in amounts specified by the intermediaries.  No shares of the Company owned by registrants or intermediaries may be voted at a general meeting of the Company unless all proxy-related materials are delivered to the ultimate beneficial owners of such shares.  Such ultimate beneficial owner must then deliver a proxy to the Company within the time limited by the Company for the deposit of proxies in order to vote the shares in respect of which such person is the beneficial owner.

There is no provision in the Company's Articles that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Securities legislation in the Company’s home jurisdiction of British Columbia requires that shareholder ownership must be disclosed once a person owns beneficially or has control or direction over greater than 10% of the issued shares of the Company.  This threshold is higher than the 5% threshold under U.S. securities legislation at which shareholders must report their share ownership.

C.

Material Contracts

On December 4, 2000, the Company entered into a loan agreement with Chet Idziszek (the “Loan Agreement”), the President of the Company, whereby Mr. Idziszek agreed to lend to the Company the sum of US$1,400,000 to be used by the Company to make a capital contribution to its Argentine subsidiary, Exploraciones Oromin S.A., in order to permit Exploraciones Oromin S.A. to qualify as a bidder for the Santa Rosa Property.  Mr. Idziszek had borrowed the sum of US$1.4 million as a personal loan (the “Loan”) from the Canadian Imperial Bank of Commerce (“CIBC”) and, under the terms of the Loan Agreement, the Company agreed to pay interest on the unpaid balance of the Loan, including interest on overdue interest, both before and after default and judgment on any unpaid principal balance thereof directly to CIBC on a monthly basis at the CIBC Rate in effect from time to time (such obligation to pay interest beginning on the date on which Mr. Idziszek received from CIBC the funds used to make the Loan), such that Mr. Idziszek does not suffer a loss or derive a gain by virtue of having borrowed from CIBC the funds used to make the Loan.  During the fiscal year ended February 28, 2002, the Company issued 2,100,000 shares to Mr. Idziszek as a bonus for the provision of the Loan.  The Loan has since been repaid.

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002.  The Agreement has been amended a number of times and now provides that Cynthia has agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,500,000 to The Havana Group Inc., Bible’s parent company,  (as Bible’s assignee) with the purchase price to be paid over time.  Cynthia has yet to receive any funds pursuant to the Agreement.

Cynthia and Havana will jointly undertake the next phase of the exploration program on the Santa Rosa Property which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well at an estimated cost of US$1,350,000.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne equally by each party.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10 – Additional Information – E.  Taxation” below.

Except as provided in the Investment Canada Act (the “Act”), which has provisions which govern the acquisition of a control block of voting shares by non-Canadians of a corporation carrying on a Canadian business, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of British Columbia or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a “non-Canadian”).

The Act requires a non-Canadian making an investment which would result in the acquisition of  control of the Canadian business to notify the Investment Review Division of Industry Canada, the federal agency created by the Act; or in the case of an acquisition of a Canadian business, the gross value of the assets of which exceeds certain threshold levels or the business activity of which is related to Canada’s cultural heritage of national identity, to file an application for review with the Investment Review Division.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor.  The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the Act, an order for review must be issued within 21 days after the certified date on which notice of investment was received.  An application for review in the form prescribed is required to be filed with Investment Canada prior to the investment taking place.  Once the application has been filed, a receipt will be issued to the applicant, certifying the date on which the application was received.  For incomplete applications, a deficiency notice will be sent to the applicant, and if not done within 15 days of receipt of application, the application will be deemed to be complete as of the date it was received.  Within 45 days after the complete application has been received, the Minister responsible for the Investment Canada Act must notify the potential investor that the Minister is satisfied that the investment is likely to be of net benefit to Canada.  If within such 45-day period the Minister is unable to complete the review, the Minister has an additional 30 days to complete the review, unless the applicant agrees to a longer period.  Within such additional period, the Minister must advise either that he is satisfied or not satisfied that the investment is likely to be of net benefit to Canada.  If the time limits have elapsed, the Minister will be deemed to be satisfied that the investment is likely to be of net benefit to Canada.  The investment may not be implemented until the review has been completed and the Minister is satisfied that the investment is likely to be of net benefit to Canada.

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, could be penalized by being required to divest himself of control of the business that is the subject of the investment.  To date, the only types of business activities which have been prescribed by regulation as related to Canada’s cultural heritage or national identity deal largely with publication, film and music industries.  Because the Company’s total assets are less than the $5 million notification threshold, and because the Company’s business activities would likely not be deemed related to Canada’s cultural heritage or national identity, acquisition of a controlling interest in the Company by a non-Canadian investor would not be subject to even the notification requirements under the Investment Canada Act.

The following investments by non-Canadians are subject to notification under the Act:

1.

an investment to establish a new Canadian business; and

2.

an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

1.

direct acquisition of control of Canadian businesses with assets of $5 million or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

2.

direct acquisition of control of Canadian businesses with assets of $172,000,000 or more by a WTO investor;

3.

indirect acquisition of control of Canadian business with assets of $5 million or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

4.

indirect acquisition of control of Canadian businesses with assets of $50 million or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review; and

5.

an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business.  Control may be acquired through the acquisition of actual voting control by the acquisition of voting shares of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business.  No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, or any combination of Canadians and WTO investors.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services, transportation services or communications.

The Act specifically exempts certain transactions from either notification or review.  Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

E.

Taxation

Material Canadian Federal Income Tax Consequences

Through consultation with counsel, management of the Company believes that the following general summary accurately describes all material Canadian federal income tax consequences applicable to a holder of common shares of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of the Company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of Canada, Customs and Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This summary assumes that the Tax Proposals will be enacted in their form as of the date of this Annual Report.  This description, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, government or judicial action, nor does it take into account provincial, territorial, or foreign tax considerations which may differ significantly from those discussed herein.

Dividends

Dividends paid on the common shares of the Company to a non-resident holder will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate under the ITA is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to beneficial owners of the dividends who are residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation that is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

Under the ITA, a taxpayer’s capital gain or capital loss from a disposition of a share of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the share and reasonable expenses of disposition.  One half of a capital gain (the “taxable capital gain”) is included in income, and one half of a capital loss in a year (the “allowable capital loss”) is deductible from taxable capital gains realized in the same year.  The amount by which a shareholder’s allowable capital loss exceeds his taxable capital gains in a year may be deducted from a taxable capital gain realized by the shareholder in the three previous or any subsequent year, subject to certain restrictions in the case of a corporate shareholder.

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of a share of a public corporation unless the share represents “taxable Canadian property” to the holder thereof.  The Company is a public corporation for purposes of the ITA and a common share of the Company will be taxable Canadian property to a non-resident holder if, at any time during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm’s length, or the non-resident holder and persons with whom he did not deal at arm’s length together owned not less than 25% of the issued shares of any class of shares of the Company.

Where a non-resident holder who is an individual ceased to be resident in Canada, and at the time he ceased to be a Canadian resident elected to have his Company shares treated as taxable Canadian property, he will be subject to Canadian tax on any capital gain realized on disposition of the Company’s shares, subject to the relieving provisions of the Treaty described below.  Shares of the Company may also be taxable Canadian property to a holder if the holder acquired them pursuant to certain tax-deferred “rollover” transactions whereby the holder exchanged property that was taxable Canadian property for shares of the Company.

Where the non-resident holder realized a capital gain on a disposition of the Company shares that constitute taxable Canadian property, the Treaty relieves the non-resident shareholder from liability for Canadian tax on such capital gains unless:

(a)

the value of the shares is derived principally from “real property” in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production from natural resources, which is the case for the Company,

(b)

the non-resident holder is an individual who was resident in Canada for not less than 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada or are property substituted for property that was owned at that time, or

(c)

the shares formed part of the business property of a “permanent establishment” or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

Material United States Federal Income Tax Consequences

The following summary is a general discussion of the material United States Federal income tax considerations to U.S. holders of shares of the Company under current law.  This discussion assumes that U.S. holders hold their shares of the Company’s common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, shareholders who hold their stock as ordinary assets and not capital assets and any other non-U.S. holders.  In addition, U.S. holders may be subject to state, local or foreign tax consequences.  No opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is being made by the Company herein.  Holders and prospective holders should therefore consult with their own tax advisors with respect to their particular circumstances.  This discussion covers all material tax consequences.

The following discussion is based upon the sections of the Code, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This decision does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity that is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of shares of the Company is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of shares of the Company is not effectively connected with conduct of trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation and shareholders who hold their stock as ordinary assets and not as capital assets.

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distribution (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for long-term net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long term capital gains for a U.S. Holder that is a corporation.

Dividends paid on the shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder that is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, for tax years after 1997, an individual whose realized foreign exchange gain does not exceed U.S. $200 will not recognize that gain, to the extent that there are not expenses associated with the transaction that meet the requirement for deductibility as a trade or business expense other than travel expenses in connection with a business trip (or as an expense for the production of income).

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distribution) Canadian income tax with respect to the ownership of shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States Federal income tax liability that the U.S. Holder’s foreign source income bears to this or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of shares of the Company should consult their own tax advisors regarding their individual circumstances.

Information Reporting and Backup Withholding

U.S information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s common shares.  Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 31% rate with respect to dividends when such holder (1) fails to finish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.  Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS.  Certain U.S. Holders, including corporations, are not subject to backup withholding.

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares of the Company.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital loss are subject to significant limitations.  Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains.  Non-corporate taxpayers may deduct net capital losses, whether short-term or long-germ, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately).  For U.S. Holders which are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Currency Exchange Gains or Losses

U.S. holders generally are required to calculate their taxable incomes in United States dollars.  Accordingly, a U.S. holder who purchases common shares of the Company with Canadian dollars will be required to determine the tax basis of such shares in United States dollars based on the exchange rate prevailing on the settlement date of the purchase (and may be required to recognize the unrealized gain or loss, if any, in the Canadian currency surrendered in the purchase transaction).  Similarly, a U.S. holder receiving dividends or sales proceeds from common shares of the Company in Canadian dollars will be required to compute the dividend income or the amount realized on the sale, as the case may be, in United States dollars based on the exchange rate prevailing at the time of receipt in the case of dividends and on the settlement date in the case of sales on an established securities exchange.  Gain or loss, if any, recognized on a disposition of Canadian currency in connection with the described transactions generally will be treated as ordinary gain or loss.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company (the Company does not believe that it will qualify in the next year, or has qualified within the past three fiscal years, as a “foreign personal holding company”, “foreign investment company”, “passive foreign investment company” or “controlled foreign corporation” as discussed below):

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company would be treated as a “foreign personal holding company”.  In that event, U.S. Holders that hold common shares of the Company (on the earlier of the last day of the Company’s tax year or the last date in which the Company was a foreign personal holding company) would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which are producing passive income (generally 75% or more of its gross income in a taxable year is passive income, or the average percentage of the Company’s assets (by value) during the taxable year which produce passive income or which are held for production of same is at least 50%).  Passive income is generally defined to include gross income in the nature of dividends, interest, royalties, rents and annuities; excess of gains over losses from certain transactions in any commodities not arising inter alia from a PFIC whose business is actively involved in such commodities; certain foreign currency gains; and other similar types of income.  U.S. Holders owning shares of a PFIC are subject to an additional tax and to an interest charge based on the value of deferral of tax for the period during which the common shares of the PFIC are owned, in addition to treatment of gain realized on the disposition of common shares of the PFIC as ordinary income rather than capital gain.  However, if the U.S. Holder makes a timely election to treat a PFIC as a qualified electing fund (“QEF”) with respect to such shareholder’s interest therein, the above-described rules generally will not apply.  Instead, the electing U.S. Holder would include annually in his gross income his pro rata share of the PFIC’s ordinary earnings and net capital gain regardless of whether such income or gain was actually distributed.  A U.S. Holder of a QEF can, however, elect to defer the payment of United States Federal income tax on such income inclusions.  Special rules apply to U.S. Holders who own their interests in a PFIC through intermediate entities or person.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold, actually or constructively, marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market (a “mark-to-market election”).  If such an election is made, such U.S. Holder will not be subject to the special taxation rules of PFIC described above for the taxable year for which the mark-to-market election is made.  A U.S. Holder who makes such an election will include in income for the taxable year an amount equal to the excess, if any, of the fair market value of the shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any of (A) the mark-to-market gains for the shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior year but for Section 1291 interest on tax deferral rules discussed above with respect to a U.S. Holder, who has not made a timely QEF election during the year in which he holds (or is deemed to have held) shares in the Company and the Company is a PFIC (“Non-Electing U.S. Holder”), over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the shares of the Company will be increased or decreased to reflect the amount included or deducted as a result of mark-to-market election.  A mark-to-market election will apply to the tax year for which the election is made and to all later tax years, unless the PFIC stock ceases to be marketable or the IRS consents to the revocation of the election.

The IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by a Non-Electing U.S. Holder that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  Generally, in such cases, the basis of the Company’s shares in the hands of the transferee and the basis of any property received in the exchange for those shares would be increased by the amount of gain recognized.  A U.S. Holder who has made a timely QEF election (as discussed below) will not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganization, and transfers at death.  The transferee’s basis in this case will depend on the manner of transfer.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the shares of the Company are transferred.  Each U.S. Holder should consult a tax advisor with respect to how the PFIC rules affect their tax situation.

The PFIC and QEF election rules are complex.  U.S. Holders should consult a tax advisor regarding the availability and procedure for making the QEF election as well as the applicable method for recognizing gains or earnings and profits under the foregoing rules.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of stock or total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of stock of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would effect many complex results including the required inclusion by such United States shareholders in income of their pro rata shares of “Subpart F income” (as specifically defined by the Code) of the Company.  Subpart F requires current inclusions in the income of United States shareholders to the extent of a controlled foreign corporation’s accumulated earnings invested in “excess passive” assets (as defined by the Code).  In addition, under Section 1248 of the Code, gain from sale or exchange of stock by a holder of common shares of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged.  Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of common shares of the Company, a more detailed review of these rules is outside the scope of this discussion.

If the Company is both a PFIC and controlled foreign corporation, the Company will generally not be treated as a PFIC with respect to United States shareholders of the controlled foreign corporation.  This rule generally will be effective for taxable years of the Company ending with or within such taxable years of United States shareholders.

The foregoing summary is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.  Accordingly, holders and prospective holders of shares of the Company should consult their own tax advisors about the Federal, state, local, estate, and foreign tax consequences of purchasing, owning and disposing of shares of the Company.

F.

Dividends and Paying Agents

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

G.

Statements by Experts

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

H.

Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, during normal business hours.

I.

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at February 28, 2003, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

PART II

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries.  There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Neither the Company nor, to the best of its knowledge, anyone else has modified materially or qualified the rights evidenced by any class of registered securities.

ITEM 15.

CONTROLS AND PROCEDURES

Based on their evaluation as of a date within ninety days of the filing date of this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the “Exchange”)) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.  These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 19 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 10 of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

(b)

Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property	E-95
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 30614).

SIGNATURES

                 The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 17th day of July, 2003

OROMIN EXPLORATIONS LTD.

Signed “Chet Idziszek”

Per:  (signed) Chet Idziszek

Title:  President

CERTIFICATIONS

I, Chet Idziszek, certify that:

1.

I have reviewed this annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

6.

The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 17, 2003

Signed “Chet Idziszek”

____________________________

Chet Idziszek, President

I, Naomi Corrigan, certify that:

1.

I have reviewed this annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”);

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly represents in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)

evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

6.

The Company’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  July 17, 2003

Signed “Naomi Corrigan”

_____________________________________

Naomi Corrigan, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property	E-95
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 30614).

OROMIN EXPLORATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

FEBRUARY 28, 2003

 DAVIDSON & COMPANY

Chartered Accountants

A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Oromin Explorations Ltd.

We have audited the consolidated balance sheet of Oromin Explorations Ltd. as at February 28, 2003 and the consolidated statements of operations and deficit and cash flows for the year then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

June 12, 2003

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to shareholders dated June 12, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditor's report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

June 12, 2003

A Member of SC INTERNATIONAL

1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947 Fax (604) 687-6172

PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers Place

250 Howe Street, Suite 700

Vancouver, British Columbia

Canada V6C 3S7

Telephone +1 (604) 806 7000

Facsimile +1 (604) 806 7806

Independent Auditors’ Report

To the Shareholders of

Oromin Explorations Ltd.

We have audited the consolidated balance sheet of Oromin Explorations Ltd. (an exploration stage company) as at February 28, 2002 and the consolidated statements of loss and deficit and cash flows for the years ended February 28, 2002 and 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at February 28, 2002 and the results of its operations and its cash flows for the years for the years ended February 28, 2002 and 2001 in accordance with generally accepted accounting principles in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, Canada

May 27, 2002

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated May 27, 2002, is expressed in accordance with Canadian standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, Canada

May 27, 2002

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

AS AT FEBRUARY 28

		2003	2002
ASSETS

Current
Cash and cash equivalents		$ 100,851	$ 2,594,256
Receivables		7,556	13,763
Marketable securities (Note 4)		-	3,000
Prepaid expenses and deposits (Note 13)		20,300	76,872

Total current assets		128,707	2,687,891

Capital assets (Note 5)		7,390	10,341
Resource properties (Note 6)		2,146,303	1,883,315
Performance bond – restricted cash (Note 7)		162,094	-

		$ 2,444,494	$ 4,581,547
LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities (Note 13)		$ 232,127	$ 175,214
Related party loan (Note 9)		-	2,246,580

Total current liabilities		232,127	2,421,794

Shareholders' equity
Capital stock (Note 10)
Authorized
100,000,000	common shares without par value
Issued and outstanding
18,149,854	common shares (2002 – 15,649,854)	10,665,871	10,420,131
Options (Notes 3 and 11)		8,276	8,276
Warrants (Notes 3 and 12)		3,774	3,774
Deficit		(8,465,554)	(8,272,428)

		2,212,367	2,159,753

		$ 2,444,494	$ 4,581,547

Nature of operations and going concern (Note 1)

Subsequent event (Note 18)

On behalf of the Board:

Signed: “Chet Idziszek”	Director	Signed: “James G. Stewart”	Director

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

YEAR ENDED FEBRUARY 28

	2003	2002	2001

EXPENSES
Consulting	$ -	$ -	$ 22,000
Depreciation	2,951	914	1,238
Filing and transfer fees	20,907	13,948	20,348
Office and rent (Note 13)	64,548	41,420	41,816
Professional fees (Note 13)	77,277	79,018	70,467
Shareholder information	6,042	7,861	5,731
Travel and public relations	8,738	24,594	6,023
Wages	13,041	18,440	18,966

	(193,504)	(186,195)	(186,589)

OTHER INCOME (EXPENSE)
Interest income	13,906	84,008	15,502
Foreign exchange gain (loss)	(19,923)	23,123	21,764
Gain on sale of marketable securities	6,395	-	-
Gain on sale of resource properties (Note 6(c))	-	2,999	-
Write-off of resource properties (Note 6(b))	-	(3,320)	-

	378	106,810	37,266

Loss for the year	(193,126)	(79,385)	(149,323)

Deficit, beginning of year	(8,272,428)	(8,193,043)	(8,043,720)

Deficit, end of year	$ (8,465,554)	$ (8,272,428)	$ (8,193,043)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.02)

Weighted average number of shares outstanding	17,506,018	10,445,042	6,048,685

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.   (An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

YEAR ENDED FEBRUARY 28

	2003	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (193,126)	$ (79,385)	$ (149,323)
Items not affecting cash:
Depreciation	2,951	914	1,238
Foreign exchange gain	-	(23,123)	-
Gain on sale of marketable securities	(6,395)	-	-
Gain on sale of resource properties	-	(2,999)	-
Write-off of resource properties	-	3,320	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	6,207	(4,544)	1,187
Decrease (increase) in prepaid expenses and deposits	56,572	-	(36,000)
Increase in accounts payable and accrued liabilities	56,913	8,437	1,577

Net cash used in operating activities	(76,878)	(97,380)	(181,321)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash, net of issue costs	245,740	343,080	732,004
Due to Fresco Developments Ltd.	-	(308,240)	306,320
Related party loan	(2,246,580)	-	2,144,240

Net cash provided by (used in) financing activities	(2,000,840)	34,840	3,182,564

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of marketable securities	9,395	-	-
Expenditures on resource properties	(262,988)	(697,552)	(285,180)
Cash acquired on business combination	-	5,605	-
Purchase of performance bond	(162,094)	-	-

Net cash used in investing activities	(415,687)	(691,947)	(285,180)

Foreign exchange gain on foreign cash held	-	127,383	-

Change in cash and cash equivalents	(2,493,405)	(627,104)	2,716,063

Cash and cash equivalents, beginning of year	2,594,256	3,221,360	505,297

Cash and cash equivalents, end of year	$ 100,851	$ 2,594,256	$ 3,221,360

Supplemental disclosure with respect to cash flows (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on January 25, 1980 under the Company Act of British Columbia.  On February 25, 2002, the Company amalgamated with Fresco Developments Ltd. (“Fresco”).  The amalgamated Company continued as Oromin Explorations Ltd. (“Oromin” or the “Company”) (Note 3).

The Company is in the business of exploring its resource properties.  The Company’s current oil and gas exploration activities are in the pre-production stage.  Consequently, the Company considers itself to be an exploration stage Company.  The recoverability of the Company’s investments in oil and gas properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

As at February 28, 2003, the Company has a working capital deficiency of $103,240.  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its level of general and administrative expenditures and expenditures on the exploration of its oil and gas properties.  In addition, management is pursuing joint venture partners to jointly explore the Company’s oil and gas properties in Argentina.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Exploraciones Oromin, S.A., which is incorporated under the laws of Argentina, and Irie Isle Limited and Cynthia Holdings Limited, both of which are incorporated under the laws of the British Virgin Islands.

All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less.  To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

Marketable securities

Investments in marketable securities are valued at the lower of cost and quoted market value on an individual investment basis.

Capital assets

Capital assets are recorded at cost less accumulated depreciation.  Depreciation has been calculated annually at the following rates:

Office furniture	20% declining balance
Computer equipment	30% declining balance

Resource properties

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants.  All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centres.  Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells and technical consulting costs directly related to exploration and development activities and capitalized financing costs.

When the value of the property is considered to be impaired, the amount of the impairment is added to depletion expense.  The Company applies an annual ceiling test to ensure that its oil and gas properties with proven reserves are carried at the lower of capitalized cost and net recoverable value.  Capitalized cost is the net book value of oil and gas properties less the accumulated future site restoration provision and future income taxes.  Net recoverable value is the amount of estimated future net revenue from production of proven reserves at year-end prices and costs, plus the cost of unproved properties (net of impairments), less estimated costs for future administrative overhead, financing, site restoration and income taxes.  Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Resource properties (cont’d…)

Mineral properties

The Company accounts for its mineral properties whereby all direct costs, net of pre-production revenue, related to the acquisition and exploration of these properties are capitalized.  All sales and option proceeds received are first credited against the costs of the related property, with any excess credited to earnings.  The net costs related to abandoned properties are charged to earnings.

The Company regularly reviews the carrying values of its mineral properties for impairment by reference to the project economics including the timing of the exploration work, the work programs and the exploration results experienced by the Company and others.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At February 28, 2003, 2002 and 2001, the total number of potentially dilutive shares excluded from loss per share was 3,775,749, 9,402,499 and 9,675,600.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Income taxes

Future income taxes are recorded using the asset and liability method.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based compensation

The Company grants options as described in Note 11.  Effective March 1, 2002, the Company adopted the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Foreign currency translation

The Company's subsidiaries are considered integrated operations and are translated into Canadian dollars using the temporal method.  Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical rates, and revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations.  Exchange gains or losses arising on translation of foreign currency items are included in operating results.

Foreign currency denominated monetary items are translated at the year-end exchange rate. Exchange gains and losses arising on translation are included in operating results.

Comparative figures

Certain comparative figures have been reclassified to comply with the current year’s presentation.

3.

BUSINESS COMBINATION

On February 25, 2002, the Company and Fresco amalgamated to form Oromin Explorations Ltd. (the amalgamated company). Fresco was a related party by directors in common. Under the terms of the amalgamation, shareholders of Oromin received one share in the amalgamated company for each share held and shareholders of Fresco received one share in the amalgamated company for every two shares held. In addition, outstanding options and warrants in Oromin and Fresco were converted at the same ratio, resulting in 391,749 options and 1,326,750 warrants being issued by the amalgamated company to Fresco shareholders.

The business combination is accounted for as a purchase transaction, with the Company being identified as the acquirer and Fresco identified as the acquired. The fair value of the consideration has been allocated to the fair value of net assets acquired as follows:

Fair value of net assets acquired
Cash	$ 5,605
Current assets other than cash	43,512
Capital assets	7,579
Resource properties	235,401
Elimination of accounts payable to Fresco	292,604

584,701
Less: current liabilities	(56,877)

$ 527,824

-continued -

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

3.

BUSINESS COMBINATION (cont’d…)

Continued…

Consideration
Issuance of 3,967,491 common shares	$ 515,774
Issuance of options exercisable into 391,749 common shares	8,276
Issuance of warrants exercisable into 1,326,750 common shares	3,774

$ 527,824

The Company incurred transaction costs of $83,448 relating to this business combination which have been capitalized in resource properties.

4.

MARKETABLE SECURITIES

	2003	2002

Marketable securities	$ -	$ 3,000

During the current year, marketable securities with a cost of $3,000 were sold resulting in a gain on sale of $6,395.

5.

CAPITAL ASSETS

		2003			2002
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

Office furniture	$ 6,301	$ 5,090	$ 1,211	$ 6,301	$ 4,787	$ 1,514
Computer equipment	10,938	4,759	6,179	10,938	2,111	8,827

	$ 17,239	$ 9,849	$ 7,390	$ 17,239	$ 6,898	$ 10,341

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

6.

RESOURCE PROPERTIES

	2003	2002

Oil and gas properties
Argentina	$ 2,146,303	$ 1,883,315

The Company’s oil and gas assets are considered unproved and as such no depletion has been recognized.

a)

Argentina

On September 29, 2000, the Company submitted a bid to the Secretariat of Energy of the Republic of Argentina to acquire certain oil and gas rights in the Cuyana Basin of central Argentina.  In March 2001, the Secretariat of Energy of the Republic of Argentina approved the Company’s bid to acquire a 100% interest in the oil and gas exploration rights in the Province of Mendoza in central Argentina (the “Santa Rosa property”).  These exploration rights are for a period of six years and will be converted into exploitation rights for a period of 25 years if commercial quantities of hydrocarbons are discovered.  Upon the successful bid, the Company agreed to incur US$600,000 of exploration expenditures by March 20, 2003 (incurred) as a performance guarantee on the property obtained.

The Company has entered into an agreement with The Havana Group, Inc. (“Havana”) whereby the Company has granted Havana the option to acquire an effective 50% interest in the Santa Rosa property by acquiring a 50% interest in Cynthia Holdings Limited, a wholly-owned subsidiary holding the Santa Rosa property, in exchange for US$1,500,000.  To date, no payments have been received by the Company under this agreement.

b)

Oklahoma

On May 3, 2000, and amended on May 25, 2001, the Company entered into an agreement with Canok International Inc. (“Canok”) to acquire an interest in three oil and gas leases in Creek County, Oklahoma.  During the year ended February 28, 2002, the Company terminated its agreement with Canok, which reimbursed the Company for direct expenditures of US$35,896 (Cdn$55,095). The remaining deferred costs of Cdn$3,320 were written off to operations.

c)

Voisey’s Bay, Labrador

The Company held a 50% joint venture interest, subject to a 3% net smelter return royalty, in certain mineral property claims located in the Voisey’s Bay area of Labrador.  In prior years, this property had been written down to a nominal carrying value of $1.  During the year ended February 28, 2002, the Company sold its interest in these mineral claims.  As consideration, the Company received 25,000 common shares of Donner Minerals Ltd. at a value of $3,000 resulting in a gain on sale of $2,999.

7.

PERFORMANCE BOND – RESTRICTED CASH

The Company has a bond held at a bank in Argentina with a face value of US$109,000 maturing on August 3, 2012.  The bond bears interest at the six month LIBOR rate which is payable semi-annually.

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

8.

DUE TO FRESCO

During the year ended February 28, 2001, Fresco provided US$200,000 to Oromin in order to comply with certain deposit requirements of the Argentinean government. This amount was fully repaid during the year ended February 28, 2002.

9.

RELATED PARTY LOAN

On November 3, 2000, the President of the Company arranged a personal demand loan in the amount of US$1,400,000 with a Canadian bank.  This amount was then loaned in full to the Company under a loan agreement dated December 4, 2000, with the Company assuming the full terms of the personal loan.

The loan bears interest at the U.S. bank rate plus 0.125% per annum payable monthly.  During the year ended February 28, 2003, $1,575 (2002 - $150,584) of loan interest was paid and is capitalized in resource properties.  This loan was repaid during the year ended February 28, 2003.

As consideration for this loan, the Company issued a bonus to the President of 2,100,000 common shares valued at $299,200 (Note 10(c)) during the year ended February 28, 2002.  The Company considers the related expense a finance cost of the Argentinean oil and gas project, and accordingly, this finance cost is capitalized in resource properties.

10.

CAPITAL STOCK

	Number of Shares	Amount

Authorized
100,000,000common shares without par value

Issued
Balance as at February 29, 2000	4,087,863	$ 8,530,073
For cash pursuant to private placement (a)	1,500,000	283,500
For finder’s fee on private placement (a)	40,000	8,000
For cash pursuant to public offering (b)	2,500,000	440,504

Balance as at February 28, 2001	8,127,863	9,262,077
For related party loan (c)	2,100,000	299,200
For cash on exercise of warrants	1,454,500	343,080
For business combination (Note 3)	3,967,491	515,774

Balance as at February 28, 2002	15,649,854	10,420,131
For cash pursuant to private placement (d)	2,500,000	245,740

Balance as at February 28, 2003	18,149,854	$ 10,665,871

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

10.

CAPITAL STOCK (cont’d…)

a)

During the year ended February 28, 2001, the Company issued 1,500,000 units at a price of $0.20 per unit pursuant to a private placement for proceeds of $283,500 (net of issue costs of $16,500). Each unit consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.20 per share until August 8, 2001 and, thereafter, at a price of $0.23 per share until August 8, 2002. In conjunction with this private placement, the Company also issued 40,000 common shares at a value of $8,000 as a finder’s fee.  All 1,500,000 warrants expired unexercised during the year ended February 28, 2003.

b)

During the year ended February 28, 2001, the Company also issued 2,500,000 units at a price of $0.20 per unit pursuant to a short form offering for proceeds of $440,504 (net of issue costs of $59,496). Each unit consisted of one common share and two series “A” share purchase warrants, every two such warrants entitling the holder to purchase one additional common share at a price of $0.20 per share until September 21, 2001 and, thereafter, at a price of $0.23 per share until September 21, 2002.  The Company also issued agent warrants to purchase up to 500,000 common shares of the Company at a price of $0.20 per share until September 21, 2001 and, thereafter, at a price of $0.23 per share until September 21, 2002.  During the year ended February 28, 2002, 300,000 series “A” warrants were exercised into 150,000 common shares of the Company.  During the year ended February 28, 2003, 4,700,000 series “A” share purchase warrants and 500,000 agent’s warrants expired unexercised.

c)

During the year ended February 28, 2002, the Company issued 2,100,000 common shares at a value of $299,200 in consideration for the related party loan provided to the Company (Note 9).

d)

During the year ended February 28, 2003, the Company closed a non-brokered private placement consisting of 2,500,000 units issued at a price of $0.10 per unit for proceeds of $245,740 (net of issue costs of $4,260).  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.10 per share until June 3, 2003 and, thereafter, at a price of $0.12 per share until June 3, 2004.

Escrow shares

Pursuant to escrow agreements between the Company, certain escrow shareholders and the escrow agent, a total of 74,998 common shares of the Company are currently held in escrow as at February 28, 2003. The escrow agreements provide for the release of the escrow shares in connection with milestone expenditures on exploration and development of the Company’s resource properties.

11.

STOCK OPTIONS

The Company does not have a formal stock option plan. The Company grants options pursuant to the policies of the TSX Venture Exchange (“TSX-V”) which provides for stock options up to a maximum of 10% of issued share capital be granted to directors, officers, employees and consultants of the Company at a price that is the higher of the previous day’s closing price and the average price for the 15 days prior to the granting of the option as quoted on the TSX-V.

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

11.

STOCK OPTIONS (cont’d…)

Stock option transactions are summarized as follows:

	2003		2002		2001
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Balance, beginning of year	1,375,749	$ 0.23	775,600	$ 0.20	398,778	$ 0.31
Granted	-	-	270,000	0.20	551,000	0.20
Expired	(100,000)	0.23	(6,600)	0.20	(174,178)	0.28
Cancelled	-	-	(55,000)	0.20	-	-
Issued to Fresco shareholders (Note 3)	-	-	391,749	0.29	-	-

Balance, end of year	1,275,749	$ 0.23	1,375,749	$ 0.23	775,600	$ 0.20

During the year ended February 28, 2001, the Company repriced 261,200 stock options from a price of $0.31 per share to $0.20 per share.

As at February 28, 2003, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date

$ 0.20	160,000	June 1, 2004
0.20	489,000	September 28, 2005
0.20	270,000	July 4, 2006
0.24	165,000	May 12, 2005
0.34	191,749	February 8, 2006

	1,275,749

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

12.

WARRANTS

Share purchase warrant transactions are summarized as follows:

	2003		2002		2001
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Balance, beginning of year	8,026,750	$ 0.23	8,900,000	$ 0.21	1,900,000	$ 0.21
Granted	2,500,000	0.10	-	-	7,000,000	0.20
Exercised	-	-	(1,604,500)	0.23	-	-
Expired	(8,026,750)	0.23	(595,500)	0.24	-	-
Issued to Fresco shareholders (Note 3)	-	-	1,326,750	0.26	-	-

Balance, end of year	2,500,000	$ 0.10	8,026,750	$ 0.23	8,900,000	$ 0.21

As at February 28, 2003, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

2,500,000	$ 0.10	June 3, 2003
	thereafter 0.12	June 3, 2004

13.

RELATED PARTY TRANSACTIONS

The Company incurred costs with companies related by directors in common as follows:

	2003	2002	2001

Office and rent	$ 61,824	$ -	$ -
Professional fees	86,701	104,858	105,045

Professional fees have either been expensed to operations or capitalized to resource properties based on the nature of the expenditure.

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

13.

RELATED PARTY TRANSACTIONS (cont’d…)

Additional related party transactions are disclosed in Notes 3, 8 and 9.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in accounts payable and accrued liabilities at February 28, 2003 is $104,264 (2002 - $61,234) due to companies with common directors.

The Company has an arrangement whereby it rents office space from companies with common directors.  Included in prepaid expenses and deposits at February 28, 2003 are amounts provided to related parties for a rental security deposit of $4,872 and a rent advance of $15,428 to cover rent until May 31, 2003.  The Company is currently committed to pay rent for its office space as follows:

2004

$

39,693

2005

30,770

2006

31,520

2007

31,770

2008

31,770

2009

7,943

14.

FINANCIAL INSTRUMENTS

a)

Fair value

The Company’s financial instruments consist of cash and cash equivalents, receivables, performance bond and accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

b)

Financial risk

Financial risk is the risk arising from fluctuations in interest rates and changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

15.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2003	2002	2001

Statutory tax rate	39.6%	44.6%	45.6%

Loss for the year	$ (193,126)	$ (79,385)	$ (149,323)

Expected income tax recovery	$ 76,516	$ 35,422	$ 68,121
Permanent and other differences	47,458	-	6,844
Differences in foreign tax rates	(5,644)	18,999	-
Losses for which an income tax benefit has not been recognized	(118,330)	(54,421)	(74,965)

	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	2003	2002

Future income tax assets
Resource properties and capital assets	$ 1,876,670	$ 1,978,273
Non-capital loss carry-forward	360,245	312,537
Share issue costs	80,096	114,056

	2,317,011	2,404,866
Less: valuation allowance
	(2,317,011)	(2,404,866)

	$ -	$ -

The Company has non-capital losses of approximately $956,000 available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire beginning in 2007.  The future tax benefits which may arise as a result of these non-capital losses and resource expenditures have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

16.

SEGMENT INFORMATION

The Company considers its business to consist of one reportable business segment being the exploration of oil and gas properties. The Company’s capital assets and resource properties are located in the following geographic areas:

	2003	2002

Argentina	$ 2,146,303	$ 1,883,315
Canada	7,390	10,341

	$ 2,153,693	$ 1,893,656

17.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2003	2002	2001

Interest received	$ 4,173	$ 84,008	$ 15,502
Interest paid	11,169	156,819	51,869

Non-cash investing and financing activities
Issuance of shares for finder’s fee	-	-	8,000
Issuance of shares for related party loan	-	299,200	-
Issuance of shares pursuant to business combination	-	515,774	-
Issuance of options pursuant to business combination	-	8,276	-
Issuance of warrants pursuant to business combination	-	3,774	-
Elimination of accounts payable on business combination	-	292,604	-
Marketable securities received as consideration formineral properties	-	3,000	-

18.

SUBSEQUENT EVENT

In April 2003, the Company closed a non-brokered private placement consisting of 2,045,454 units issued at a price of $0.11 per unit for proceeds of $225,000.  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at a price of $0.18 per share until April 1, 2005.  The shares issued on this private placement plus any shares issued on the exercise of the warrants will be subject to a hold period which expires on August 1, 2003.

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) and in SEC Regulation S-X are described and quantified below.

	2003	2002
Balance Sheet

Total assets under Canadian and U.S. GAAP	$ 2,444,494	$ 4,581,547

Total liabilities under Canadian and U.S. GAAP	$ 232,127	$ 2,421,794

Shareholders’ equity under Canadian GAAP	$ 2,212,367	$ 2,159,753
Compensation expense (c)	(57,938)	(55,688)

	2,154,429	2,104,065

Paid-in capital (c)	57,938	55,688

Shareholders’ equity under U.S. GAAP	$ 2,212,367	$ 2,159,753

	2003	2002	2001
Statement of Operations and Deficit

Loss under Canadian GAAP	$ (193,126)	$ (79,385)	$ (149,323)
Resource properties previously expensed under U.S. GAAP	-	1	-
Compensation expense (c)	(2,250)	4,312	6,750

Loss under U.S. GAAP	$ (195,376)	$ (75,072)	$ (142,573)

Basic and diluted loss per share under U.S. GAAP	$ (0.01)	$ (0.01)	$ (0.02)

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

	2003	2002	2001
Statement of Cash Flows

Operating activities

Cash used in operating activities under Canadian and U.S.GAAP	$ (76,878)	$ (97,380)	$ (181,321)

Financing activities

Cash provided by (used in) financing activities underCanadian and U.S. GAAP	$ (2,000,840)	$ 34,840	$ 3,182,564

Investing activities

Cash used in investing activities under Canadian andU.S. GAAP	$ (415,687)	$ (691,947)	$ (285,180)

a)

Resource properties

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties, and accordingly, there are no significant measurement differences with U.S. GAAP.

Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company expenses as incurred the acquisition and exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values.

b)

 Stock-based compensation

For U.S. GAAP purposes, the Company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees”. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there is no compensation cost to be recognized by the Company.

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

b)

Stock-based compensation (cont’d…)

Under U.S. GAAP, when the exercise price of certain stock options is reduced, these options are accounted for as variable from the date of the repricing.  Under this method, compensation expense is recognized when the quoted market value of the Company’s common shares exceeds the exercise price.  During the years ended February 28, 2003, 2002 and 2001, no compensation expense has arisen in respect of variable plan options.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s consolidated financial statements was not required for the years ended February 28, 2002 and 2001.  New accounting and disclosure standards were introduced under Canadian GAAP for the current fiscal year ended February 28, 2003.  Accordingly, there is no difference between Canadian and U.S. GAAP on the accounting for stock-based compensation for the year ended February 28, 2003.

c)

Compensation expense for escrow shares

Under U.S. GAAP, shares issued pursuant to an escrow agreement may be considered to be compensatory in nature under certain circumstances. Compensation is provided for in accordance with Financial Accounting Standards Board (“FASB”) Interpretation 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Awards Plans”, whereby the Company records compensation expense for the amount of equity instruments granted to officers and employees. The compensation expense is adjusted in subsequent periods for changes in the quoted market value of the Company’s shares. If an equity award is forfeited, the Company adjusts compensation expense recorded in the previous periods in the period of forfeiture. Under Canadian GAAP, such escrow shares are not considered compensatory and no provision is required.

a)

Recent accounting pronouncements

In June 2001, FASB approved the issuance of Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”).  SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment.  The statement is effective for fiscal years beginning after December 15, 2001, and is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date.  Impairment losses for goodwill and indefinite-lived intangible assets that arise due to the initial application of this statement (resulting from a transitional impairment test) are to be reported as resulting from a change in accounting principle.  Under an exception to the date at which this statement becomes effective, goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the non-amortization and amortization provisions of this statement.

In June 2001, FASB issued Statements of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) that records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets.  The initial recognition of the liability

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

a)

Recent accounting pronouncements (cont’d…)

will be capitalized as part of the asset cost and depreciated over its estimated useful life.  SFAS 143 is required to be adopted effective January 1, 2003.

In August 2001, FASB issued Statements of Financial Accounting Standards No. 144, “Accounting for the Impairment on Disposal of Long-lived Assets” (“SFAS 144”), which supersedes Statements of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of”.  SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell.  Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction.  SFAS 144 is effective for fiscal years beginning after December 15, 2001, and, generally, its provisions are to be applied prospectively.

In April 2002, FASB issued Statements of Financial Accounting Standards No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”).  SFAS 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect and eliminates an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Generally, SFAS 145 is effective for transactions occurring after May 15, 2002.

In June 2002, FASB issued Statements of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) that nullifies Emerging Issues Task Force No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”).  SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, whereby EITF 94-3 had recognized the liability at the commitment date to an exit plan.  The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged.

In October 2002, FASB issued Statements of Financial Accounting Standards No. 147, “Accounting of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 44 and FASB Interpretation No. 9” (“SFAS 147”).  SFAS 147 requires the application of the purchase method of accounting to all acquisitions of financial institutions, except transactions between two or more mutual enterprises.  SFAS 147 is effective for acquisitions for which the date of acquisition is on or after October 1, 2002.

In December 2002, FASB issued Statements of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123” (“SFAS 148”).  SFAS 148 amends FASB Statement No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based

OROMIN EXPLORATIONS LTD.  (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2003

19.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

a)

Recent accounting pronouncements (cont’d…)

employee compensation.  In addition, SFAS 148 amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS 148 is effective for fiscal years ending after December 31, 2002

In April 2003, FASB issued Statements of Financial Accounting Standards No. 149 “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”).  SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities”.  SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003.

In May 2003, FASB issued Statements of Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS 150”).  SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.  SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003.

The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or results of operations.

CYNTHIA HOLDINGS LIMITED

Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands

Exhibit-95

April 30, 2003

BY FAX:  330-877-0620

The Havana Group Inc.

5701 Mayfair Road

North Canton, Ohio

U.S.A. 44720

Attention:

William L. Miller

Dear Bill:

Re:

Argentine Oil and Gas Interests

Further to our recent discussions, this letter will serve to confirm the agreement of Cynthia Holdings Limited (“Cynthia”) and The Havana Group Inc. (“Havana”) to amend the letter agreement of February 5, 2003, as amended by a letter agreement dated March 31, 2003 (collectively the “Agreement”) whereby Cynthia has agreed to sell to Havana an effective 50% interest in certain oil and gas rights in the Cuyana Basin of central Argentina known as exploration block #CC&B-9 (the “Santa Rosa Property”) which is owned by Cynthia’s wholly-owned Argentine subsidiary Exploraciones Oromin, S.A. (“Oromin”).

In consideration of the respective covenants and agreements of the parties contained herein, the sum of one dollar paid by each party hereto to each of the other parties hereto and other good and valuable consideration, (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), the parties agree as follows:

1.

Cynthia agrees to sell and Havana agrees to purchase 1,000 common voting shares in the capital stock of Cynthia (the “Shares”), which will represent 50% of the voting shares of Cynthia, for the sum of US$1,500,000 (the “Purchase Price”), PROVIDED HOWEVER that the Purchase Price shall be adjusted to equal that amount that the Purchase Price would have equalled if it had been converted into Canadian dollars on July 31, 2002;

2.

The Purchase Price shall be paid by Havana to Cynthia from time to time and Cynthia shall issue and deliver to Havana one Share for every US$1,500 paid to Cynthia, as adjusted in accordance with paragraph 1 above;

3.

In addition to the payment of the Purchase Price, Havana agrees that it shall deliver to Irie Isle Limited (“Irie”), upon making the first payment under paragraph 2 above, 1,000,000 shares of its unregistered common stock;

4.

Havana acknowledges that there are currently outstanding 1,000 common voting shares and 23,744 non-voting redeemable preference shares with a par value of $C100 per share (the “Preference Shares”) in the capital stock of Cynthia all of which are held by Irie Isle Limited (“Irie”) and that upon Havana paying to Cynthia the full Purchase Price, Cynthia will redeem all Preference Shares which it has not already redeemed;

5.

Havana and Irie agree that all required funding for the operations of Oromin will be borne equally by each party pursuant to monthly cash calls from Cynthia to Irie and Havana which shall be paid within ten (10) days of the receipt of such cash calls by Irie and Havana  such cash calls will be structured as subscriptions for additional common voting shares of Cynthia by Irie and Havana to keep the ownership levels at 50% each;

6.

Havana and Irie agree that Irie will be the operator of Oromin and will have a casting vote on all decisions to be made in respect of Oromin’s operations;

7.

Havana acknowledges that Oromin holds a demand promissory note (the “ OLE Note”) from Oromin Explorations Ltd. (“OLE”), Irie’s parent company, and Irie and Havana agree that Oromin shall not make demand for payment from OLE under the OLE Note and that the OLE Note will be retired by any payments made by Cynthia (and funded by Irie and Havana) required to fund Oromin’s operations;

8.

The parties agree that Oromin will be used to acquire all other oil and gas interests in the Republic of Argentina and in the event that the parties wish to acquire oil and gas interests in other countries, Cynthia will cause to be incorporated subsidiaries for each such country to hold such interests, which subsidiaries shall be  wholly-owned by Cynthia and whose operations shall be funded equally by Irie and Havana;

9.

The parties agree to use their best efforts to expeditiously and in good faith settle the terms of and execute a comprehensive agreement incorporating the terms hereof as well as all reasonable provisions as may be advisable for the efficient operation of Oromin;

10.

Time shall be of the essence of this letter agreement;

11.

All notices and deliveries shall be by courier or fax to Cynthia or Irie at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, fax # 284-494-3547, with a copy to fax #604-331-8773, and to Havana at 5701 Mayfair Road, North Canton, Ohio, U.S.A. 44720, fax # 330-492-8149;

12.

This letter agreement constitutes and contains the entire agreement and understanding between the parties and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise between the parties or any of them with respect to the subject matter hereof and Bible hereby assigns to Havana any and all interest it may have had to the Shares pursuant to any such prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express or implied, statutory or otherwise.

If the foregoing accords with your understanding of our agreement, please acknowledge your acceptance of, and agreement to be bound by, the terms and conditions of this letter agreement by signing the enclosed copy hereof in the space provided and returning same to us.  We confirm that this letter agreement may be executed in two counterparts each of which will be deemed to be an original and both of which will be deemed to constitute one agreement.

Yours Truly,

Agreed to and accepted this

30th day of April, 2003.

CYNTHIA HOLDINGS LIMITED

Signed “Frederick Berndt”

Signed “Chet Idziszek

Bible Resources Limited

per:

Chet Idziszek,

Director

Signed “William Miller”

CI:ea

The Havana Group Inc.

Signed “Chet Idziszek”

Irie Isle Limited

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”) for the year ended February 28, 2003, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  July 17, 2003

     “Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”) for the year ended February 28, 2003, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  July 17, 2003

     “Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer