Form 20-F
period 2004-02-29
OROMIN EXPLORATIONS LTD
filed 2004-07-27
CIK 1109141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

February 29, 2004

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

Page 1 of 55 Pages

The Exhibit Index is located on Page 55

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

     21,195,308

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

The information set forth in this Annual Report on Form 20-F is as at February 29, 2004 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 20 to the accompanying Financial Statements of the Company.

Statements in this Annual Report regarding expected completion dates of feasibility studies, anticipated commencement dates of resource production operations, projected quantities of future resource production and anticipated production rates, operating efficiencies, costs and expenditures are forward-looking statements.  Actual results could differ materially depending upon the availability of materials, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, the accuracy of reserve estimates, lower than expected ore grades or the failure of equipment or processes to operate in accordance with specifications.  See “Risk Factors” for other factors that may affect the Company’s future financial performance.

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

12

Stock Subject to Penny Stock Rules

12

Uninsurable Risks

13

Competition

13

Natural Gas and Oil Prices

13

Foreign Countries and Regulatory Requirements

13

Environmental and Other Regulatory Requirements

14

Argentina Political Risks

14

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

If the Company is Unable to Successfully Develop and Subsequently Generate

Sufficient Cash Flow from its Properties, the Company Could be Treated as a

Passive Foreign Investment Company for U.S. Tax Purposes, Possibly Resulting in

Additional Taxes to Its U.S. Stockholders and Less Liquidity for the Stock

15

ITEM 4.

INFORMATION ON THE COMPANY

15

A.

History and Development of the Company

15

Acquisition of the Santa Rosa Property, Argentina

16

B.

Business Overview

17

C.

Organizational Structure

17

D.

Property Plants and Equipment

17

Santa Rosa Property, Argentina

18

Title

18

Location, Access & Physiography

18

Exploration History

18

Regional and Local Geology

19

Stratigraphy

19

Geochemistry and Hydrocarbon Migration

20

Structure

20

Sediment Distribution

21

Proposed Exploration

21

Doing Business in Argentina

21

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

24

A.

Operating Results

24

Fiscal Year Ended February 29, 2004 Compared to Fiscal Year Ended

February 28, 2003

25

Fiscal Year Ended February 28, 2003 Compared to Fiscal Year Ended

February 28, 2002

25

Fiscal Year Ended February 28, 2002 Compared to Fiscal Year Ended

February 28, 2001

25

B.

Liquidity and Capital Resources

26

February 29, 2004 Compared to February 28, 2003

26

February 28, 2003 Compared to February 28, 2002

27

February 28, 2002 Compared to February 28, 2001

27

Material Differences between Canadian and U.S. Generally Accepted

Accounting Principles

28

Outlook

28

C.

Research and Development, Patents and Licenses, etc.

29

D.

Trend Information

29

E.

Off-Balance Sheet Arrangements

29

F.

Tabular Disclosure of Contractual Obligations

29

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

29

A.

Directors and Senior Management

29

B.

Compensation

30

Cash and Non-Cash Compensation - Executive Officers and Directors

30

Option Grants in Last Fiscal Year

31

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

31

Defined Benefit or Actuarial Plan Disclosure

32

Termination of Employment, Change in Responsibilities and Employment

 Contracts

32

Directors

32

C.

Board Practices

33

D.

Employees

33

E.

Share Ownership

33

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

34

A.

Major Shareholders

34

B.

Related Party Transactions

35

C.

Interests of Experts and Counsel

36

ITEM 8.

FINANCIAL INFORMATION

36

A.

Consolidated Statements and Other Financial Information

36

B.

Significant Changes

36

ITEM 9.

THE OFFER AND LISTING

36

A.

Offer and Listing Details

36

B.

Plan of Distribution

37

C.

Markets

37

D.

Selling Shareholders

37

E.

Dilution

37

F.

Expenses of the Issue

37

ITEM 10.

ADDITIONAL INFORMATION

37

A.

Share Capital

37

B.

Memorandum and Articles of Association

38

C.

Material Contracts

39

D.

Exchange Controls

40

E.

Taxation

42

Material Canadian Federal Income Tax Consequences

42

Dividends

42

Capital Gains

42

Material United States Federal Income Tax Consequences

43

U.S. Holders

43

Distributions on Common Shares of the Company

44

Foreign Tax Credit

44

Information Reporting and Backup Withholding

45

Disposition of Common Shares of the Company

45

Currency Exchange Gains or Losses

45

Other Considerations

45

Foreign Personal Holding Company

46

Foreign Investment Company

46

Passive Foreign Investment Company

46

Controlled Foreign Corporation

47

F.

Dividends and Paying Agents

48

G.

Statements by Experts

48

H.

Documents on Display

48

I.

Subsidiary Information

48

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT

MARKET RISK

48

PART II

48

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

48

ITEM 13.

DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES

48

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

HOLDERS AND USE OF PROCEEDS

48

ITEM 15.

CONTROLS AND PROCEDURES

49

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

49

ITEM 16B.

CODE OF ETHICS

49

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

49

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

50

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

50

PART III

50

ITEM 17.

FINANCIAL STATEMENTS

50

ITEM 18.

FINANCIAL STATEMENTS

50

ITEM 19.

EXHIBITS

50

SIGNATURES

52

CERTIFICATIONS

53

EXHIBIT INDEX

55

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 20 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“U.S. GAAP”).  Results for the periods ended February 29, 2004 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended February 28
		2004	2003	2002	2001	2000
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations(1)
	Total	($297,616)	($193,126)	($79,385)	($149,323)	($471,579)
	Per Share (1)	($0.01)	($0.01)	($0.01)	($0.02)	($0.13)
(c)	Total assets	$2,990,680	$2,444,494	$4,581,547	$3,759,064	$517,978
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$11,010,280	$10,665,871	$10,420,131	$9,262,077	$8,530,073
(f)	Total shareholders’ equity	$2,699,678	$2,212,367	$2,159,753	$1,069,034	$486,353
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($297,616)	($193,126)	($79,385)	($149,323)	($471,579)
	Per Share (1)	($0.01)	($0.01)	($0.01)	($0.02)	($0.13)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN CONFORMITY WITH U.S. GAAP:

		Year Ended February 28
		2004	2003	2002	2001	2000
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations
	Total	($300,616)	($195,376)	($75,072)	($142,573)	($493,329)
	Per Share¹	($0.01)	($0.01)	($0.01)	($0.02)	($0.14)
(c)	Total assets	$2,990,680	$2,444,494	$4,581,547	$3,759,063	$517,977
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	11,010,280	$10,665,871	$10,420,131	$9,262,077	$8,530,073
(f)	Total shareholders’ equity	$2,699,678	$2,212,367	$2,159,753	$1,069,033	$517,977
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($300,616)	$(195,376)	($75,072)	($142,573)	($493,329)
	Per Share¹	($0.01)	($0.01)	($0.01)	($0.02)	($0.14)

(1)

The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On July 12, 2004, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.3187.

The following table sets out the high and low exchange rates for each of the last six months.

	2004
	June	May	April	March	February	January
High for period	1.382	1.4003	1.3795	1.3570	1.3512	1.3360
Low for period	1.3326	1.3555	1.3037	1.3056	1.3090	1.26

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended February 28
	2004	2003	2002	2001	2000
Average for the period	1.3629	1.5548	1.5651	1.4977	1.4852

B.

Capitalization and Indebtedness

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons For The Offer and Use of Proceeds

This Form 20F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance.

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

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred net losses to date.  Its deficit as of February 29, 2004, was $8,763,170.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

Argentina Political Risks

Oil and gas exploration and mining activities in Argentina may be affected in varying degrees by political stability and government regulations relating to the oil and gas industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety.

Dividends

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

Share Price Volatility; Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company's common stock fluctuated from a low of $0.15 to a high of $0.30 in the period beginning February 29, 2004 and ending on the date of this Annual Report.  There can be no assurance that these price fluctuations will not continue to occur.

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

The Company has three subsidiaries.  Irie Isle Limited is incorporated in the British Virgin Islands and is wholly-owned by the Company.  Cynthia Holdings Limited is incorporated in the British Virgin Islands and is wholly-owned by Irie Isle Limited.  Exploraciones Oromin, S.A. is incorporated in Argentina and is wholly-owned by the Company, however, the Company intends to make Exploraciones Oromin, S.A. a wholly-owned subsidiary of Cynthia Holdings Limited.

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

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002.  The Agreement has been amended a number of times and now provides that Cynthia has agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,500,000 to The Havana Group Inc. (“Havana”), Bible’s parent company,  (as Bible’s assignee) with the purchase price to be paid over time.  Cynthia received US$600,000 subsequent to the fiscal year ended February 29, 2004 and the balance remains owing.

Following the completion of Havana’s 50% interest in the Santa Rosa Property, Cynthia and Havana will jointly undertake the next phase of the exploration program, at an estimated cost of US$1,350,000, which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne equally by each party.

B.

Business Overview

The Company has historically been involved in the exploration of mineral properties in various parts of the world.  Prior to its acquisition of oil and gas interests in the Republic of Argentina, the Company was exploring properties in the Voisey’s Bay area of Labrador, the Port Cartier area of Quebec, near Narvik, Norway and in the Bonneville Mining District of Alaska pursuant to property option agreements.  All of its formerly held mineral properties have been abandoned and the costs of exploring same have been written off.  In May 2000, the Company entered into an agreement to acquire various interests in three oil and gas leases located in Creek County, Oklahoma from Canok International of Haliburton, Ontario, Canada.  As a result of misrepresentations by Canok, the Company rescinded the agreement with Canok.  In March 2001, the Company acquired a 100% interest in the oil and gas exploration rights for the Santa Rosa Property in central Argentina and exploration of the Santa Rosa Property is now the principal business activity of the Company.   In June 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), agreed to sell an effective 50% interest in its Santa Rosa Property.  Cynthia received US$600,000 subsequent to the fiscal year ended February 29, 2004 and the balance remains owing.

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the resource properties owned by each of the Company’s subsidiaries:

Oromin Explorations Ltd. (B.C. corporation)

Irie Isle Limited 100% (BVI corporation)

Cynthia Holdings Limited 50%* (BVI corporation)

Exploraciones Oromin, S.A. 100%* (Argentine corporation)

Santa Rosa Property 100%

*

Pending completion of the sale of a half interest in the company to The Havana Group, Inc.

D.

Property Plants and Equipment

The sole property of the Company is in the exploration stage only and is without known reserves.  The Company has not had any revenue from any resource products in the last three fiscal years.

Santa Rosa Property, Argentina

Title

The Company owns, through its wholly-owned Argentina subsidiary, Exploraciones Oromin, S.A. (“Oromin”), a 100% interest (subject to the agreement to sell an effective 50% interest discussed below) in exploration block #CC&B-9 (the “Santa Rosa Property”) pursuant to Resolution No. 2 issued by the Secretariat of Energy and Mining on March 16, 2001 pursuant to International Public Bidding No. E-01/92 (“Plan Argentina”), Fiftieth Bid.  The Resolution grants Oromin an Exploration Permit to explore for hydrocarbons over the area covered by the exploration block for three exploration periods totalling six years.  The Exploration Permit will be converted to an Exploitation Permit if commercial quantities of hydrocarbons are found.  The Exploitation Permit allows for the extraction of hydrocarbons for a period of twenty-five (25) years with a possible ten (10) year extension.  Formal title to the Santa Rosa Property has not yet been issued.

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002.  The Agreement has been amended a number of times and now provides that Cynthia has agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,500,000 to The Havana Group Inc., Bible’s parent company (as Bible’s assignee), with the purchase price to be paid over time.  Cynthia received US$600,000 subsequent to the fiscal year ended February 29, 2004 and the balance remains owing.

Following the completion of Havana’s 50% interest in the Santa Rosa Property, Cynthia and Havana will jointly undertake the next phase of the exploration program, at an estimated cost of US$1,350,000, which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne equally by each party.

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

Sedimentation during the Late Triassic was initiated with fanglomerates from alluvial fans filling local depressions within the grabens.  These red-bed sediments, volcaniclastics and flows are known as the Rio Mendoza Formation and the included Las Cabras Formation.  The Las Cabras Formation is unconformably overlain by the transgressive coarse-grained sandstones of the Potrerillos Formation that grades upward into finer-grained sandstones and dark bituminous shales with interbedded tuffaceous beds.  The Potrerillos Formation which may be up to several hundred meters thick is gradationally overlain by the Cacheuta Formation composed of bituminous black shales and mudstones containing thin layers of tuffs.  The Cacheuta Formation may be a couple of hundred meters thick, thinning to zero at the margins of the basin due to depositional thinning and erosion.  The Cacheuta Formation is the richest source rock in the basin.

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

Seismic programs have traced the seismic events that represent the Triassic-Tertiary unconformity from its position in the Santa Rosa Este x-1001 well, where the unconformity was intersected, to areas near the top of the Santa Rosa Dome Culmination.  The character of the seismic reflections above and below the Triassic-Tertiary unconformity will be studied to determine approximate interval thicknesses and reflection amplitudes to indirectly indicate prospective  zones within the Conglomerate Violaceo and the underlying Potrerillos and Las Cabras Formations.

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

The federal government consists of the executive branch, which is headed by the President; the legislative branch (Congress), consisting of two chambers, the senate and the chamber of deputies; and the judicial branch.  Provincial governments are organized along similar lines.  The President is elected for a period of four years, with the possibility of  immediate re-election.  The judicial branch at the federal and provincial levels is represented by the courts of justice, headed by the Supreme Court.  Legal concepts have their origin in Roman Law and the Napoleonic Code.

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

With the resignation of Mr. de la Rua, the reign of FREPASO came to an end, and Mr. Duhalde, who is affiliated with the Peronist party, took over the control of the country amid severe divisions among party leaders.  During his term as President, Mr. de la Rua, had to negotiate with many factions in order to consolidate an acceptable power base.

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

Since his election, Mr. Kirchner has instituted aggressive reforms which he began by removing leaders of the national police force who were tainted by allegations of corruption, overhauling the military high command, and ousting officials with links to the 1976-83 military dictatorship.   He also forced the resignation of the deeply unpopular Supreme Court president, and intervened personally to settle a nationwide teachers' strike.  While the economy is showing signs of recovering, reform of the country's struggling banking system and Argentina's $141 billion debt must still be addressed.

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

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of exploring its resource properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  The Company does not currently have any producing properties and its current operations on the Santa Rosa property is an exploratory search for hydrocarbons.  During the fiscal year ended February 29, 2004, the Company was primarily engaged in the exploration of its Santa Rosa property in Argentina.  As a result, the Company's future activities may be affected in varying degrees by Argentina's political stability and government regulation, all of which are beyond the control of the Company.  See “Item 3 -  Key Information - D. Risk Factors”.

As at February 29, 2004, the Company had incurred acquisition and exploration costs of $2,310,978 with respect to its Santa Rosa Property in Argentina.  The major components of this amount are as follows: acquisition costs of $408,674 or 18% of the total; camp/financing costs of $532,531 or 23% of the total; contractor and geological staff costs of $560,694 or 24% of the total; geophysical costs of $307,788 or 13% of the total and land and legal costs of $422,698 or 18% of the total.

Following the fiscal year ended February 28, 2002, the Company reduced its level of exploration on the Santa Rosa Property while waiting for the sale proceeds from the agreement between Cynthia Holdings Ltd. (“Cynthia”), a wholly-owned subsidiary of the Company, and The Havana Group Inc. (“Havana”) to sell an effective 50% interest in the Santa Rosa Property to Havana.  Cynthia received US$600,000 subsequent to the fiscal year ended February 29, 2004 and the balance remains owing.  Following the completion of Havana’s 50% interest in the Santa Rosa Property, Cynthia and Havana will jointly undertake the next phase of the exploration program, at an estimated cost of US$1,350,000, which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne equally by each party.

The Company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants.  All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centers.  General and administrative costs are expensed in the period in which they are incurred.  The Company follows the fair value method for measuring all stock-based compensation costs.

Fiscal Year Ended February 29, 2004 Compared to Fiscal Year Ended February 28, 2003

During the fiscal year ended February 29, 2004 the Company recorded interest income of $4,727 and a foreign exchange loss of $27,960.  During the fiscal year ended February 28, 2003 the Company recorded interest income of $13,906, a foreign exchange loss of $19,923 and a gain on sale of marketable securities of $6,395.

Expenses for the fiscal year ended February 29, 2004 were $274,383, up from $193,504 for the fiscal year ended February 28, 2003 primarily due to a stock based compensation expense of $110,518 as a result of the Company having adopted the fair value method of accounting for all stock options granted. In addition, filing fees increased by $2,835 due to increased electronic filing costs and a general increase in filing fees; office and rent costs decreased by $25,478 due to a reduction in the size of the Company’s office premises; professional fees decreased by $10,761 as a result of decreased business activity; wages increased by $7,527 as a result of as a result of staff salary increases and increased employee benefit costs.

The net loss for the fiscal year ended February 29, 2004 was $297,616 or $0.01 per share as compared with a net loss for the fiscal year ended February 28, 2003 of $193,126 or $0.01 per share.  The Company also expects to incur a net operating loss for the fiscal year ending February 28, 2005.

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

Expenses for the fiscal year ended February 28, 2002 were $186,195, down slightly from $186,589 for the fiscal year ended February 28, 2001.  Filing fees for the fiscal year ended February 28, 2002 fell to $13,948 from $20,348 for the fiscal year ended February 28, 2001 as a result of fees associated with a short form offering.  Professional and consulting fees for the fiscal year ended February 28, 2002 fell to $79,018 from $92,467 for the fiscal year ended February 28, 2001 as a result of decreased exploration activity with respect to the Company’s Santa Rosa Property. Travel and public relations costs rose to $24,594 in the fiscal year ended February 28, 2002 from $6,023 in the fiscal year ended February 28, 2001 largely as a result of the engagement of investor relations consultants and web site design costs.

The net loss for the fiscal year ended February 28, 2002 was $79,385 or $0.01 per share as compared with a net loss for the fiscal year ended February 28, 2001 of $149,323 or $0.02 per share.

B.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition and exploration of resource properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's sole property, the Santa Rosa Property, is located in Argentina, and as a result the Company's operations on the property may be subject to additional risks.

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held property.  Based on its existing working capital, the Company requires additional financing for its currently held properties during the upcoming fiscal year.  If such funds are not available or cannot be obtained or are insufficient to cover the costs of the Company's exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes in the fiscal year ended February 29, 2004.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing (which it is currently seeking) to incur additional exploration expenditures on its Santa Rosa Property during the fiscal year ending February 29, 2004.   In June 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), agreed to sell an effective 50% interest in its Santa Rosa Property.  Cynthia received US$600,000 subsequent to the fiscal year ended February 29, 2004 and the balance remains owing.

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

February 29, 2004 Compared to February 28, 2003

At February 29, 2004, the Company’s current assets totaled $528,337 compared to $128,707 at February 28, 2003.  The increase is due to the sale of share capital.  During the same period, current liabilities also increased to $291,002 from $232,127 due to general and administrative expenses.  Included in the Company’s current liabilities was payables or accrued liabilities of $151,823 due to related parties as a result of general and administrative expenses incurred by companies related by way of directors in common.  All such amounts are payable on demand.  As a result, the Company had working capital of $237,335 at February 29, 2004 as compared with a working capital deficiency of $103,420 at February 28, 2003.  As at February 29, 2004 and February 28, 2003, the Company had no long-term debt.

At February 29, 2004, the Company had total assets of $2,990,680 as compared with $2,444,494 at February 28, 2003.  The increase is due the sale of share capital.

Share capital as at February 29, 2004 was $11,010,280, up from $10,665,871 as at  February 28, 2003 due to the sale of share capital.  During the fiscal year ended February 29, 2004, the Company issued 2,045,454 units at a price of $0.11 per unit to generate net proceeds of $224,409, each unit comprised of one common share and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.18 per share until April 1, 2005.  During the period, the Company also issued 1,000,000 shares pursuant to the exercise of warrants to generate proceeds of $120,000.

The Company's largest cash outflows in the fiscal year ended February 29, 2004 resulted from resource property expenditures of $164,675 and operating cash outflow of $94,790 due to general and administrative expenses.  The most significant contribution to working capital in the year ended February 29, 2004 was provided by the sale of share capital that generated net proceeds of $344,409. The most significant contribution to working capital in the year ended February 28, 2003 was provided by the sale of share capital that generated net proceeds of $245,740.

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

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in conformity with U.S. GAAP.  The significant measurement differences between Canadian GAAP and U.S. GAAP, which affect the Company’s financial statements, are described below:

Under U.S. GAAP, deferred mineral exploration costs are written off as incurred although oil and gas expenditures are not.  Had the Company presented its financial statements in accordance with U.S. GAAP, its loss for the fiscal year ended February 29, 2004 would have increased by $3,000, its loss for the fiscal year ended February 28, 2003 would have increased by $2,250 and its loss for the fiscal year ended February 28, 2002 would have decreased by $4,313.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Derek Bartlett

Mr. Bartlett is a director of the Company.  He has worked as a geologist and exploration manager for a number of international mining companies since 1966.  Mr. Bartlett has been the President of Braddick Resources Ltd. and Blue Emerald Resources Ltd. since 1994.  Mr. Bartlett is 64 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company.  She is a financier with a long, successful history of organizing and financing junior resource companies in Canada.  In 1980, she founded Corona Explorations which discovered the Hemlo gold deposits in Northern Ontario.  Ms. Dragovan is 54 years old.

Norman Haimila

Dr. Haimila is a director of the Company.  He has forty years experience as a geoscientist and has worked throughout the world evaluating petrochemical prospects for various companies and government agencies, including Atlantic Richfield where he was Senior Research Geologist.  Since 1988, Dr. Haimila has worked extensively in Argentina during which time he supervised oil and gas exploration and development for Chauvco Resources and Alberta Energy Corporation.  He also worked in Argentina as the Senior Scientist with the Sub-Andean Cooperative Hydrocarbon Studies Project, a regional exploration consortium led by the World Bank, which was carried out over a four year period to provide an updated comprehensive basin analysis and hydrocarbon assessment of the series of sedimentary basins on the eastern side of the Andes mountains and confirm the substantial hydrocarbon potential of the region.  Dr. Haimila is 68 years old.

Chet Idziszek

Mr. Idziszek is a director and the President of the Company. He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia.  He also received the “Prospector of the Year Award" in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of the Company during its exploration and development of the Petaquilla copper-gold deposits in Panama.  Mr. Idziszek is 57 years old.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto.  He has worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996.  He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001.  Since 2001 he has worked as an independent mining consultant.  Mr. Sibthorpe is 54 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practiced law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 46 years old.

Douglas Turnbull

Mr. Turnbull is a director of the Company.  Mr. Turnbull is a geologist and is the President of Lakehead Geological Services Inc. which provides geological consulting services for a number of Canadian private and public companies.  Mr. Turnbull has been the President of Lakehead since 1992.  Mr. Turnbull is 41 years old.

B.

Compensation

During the fiscal year ended February 29, 2004, the Company paid cash compensation of $187,501 to its directors and officers. No other funds were set aside or accrued by the Company during the fiscal year ended February 28, 2003 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

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

Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has two executive officers: Chet Idziszek, President; and Naomi Corrigan, Chief Financial Officer (the “Named Executive Officers”).

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended February 29, 2004, February 28, 2003 and 2002 in respect of the individuals who were, at February 29, 2004, the Named Executive Officers:

Summary Compensation Table

Annual Compensation			Long Term Compensation

					Awards		Payouts

Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Chet Idziszek President, CEO	2004 2003 2002	$125,925 $117,300 $48,000	nil nil nil	nil nil nil	175,000/0 nil 50,000/0	N/A N/A N/A	N/A N/A N/A	nil nil nil

Naomi Corrigan CFO	2004 2003 2002	$11,397 $7,105 Nil	nil nil nil		25,000/0 nil nil	N/A N/A N/A	N/A N/A N/A	nil nil nil

Option Grants in Last Fiscal Year

The following table sets forth stock options granted during the fiscal year ended February 29, 2004 to the Named Executive Officers:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)(1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Chet Idziszek	175,000	19%	$0.25	$0.16	January 22, 2009
Naomi Corrigan	25,000	3%	$0.25	$0.16	January 22, 2009

*

Percentage of all options granted during the fiscal year

(1)

The exercise price of stock options is set at not less than 100% of the market value of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.  Options vest immediately upon grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

                 The following table sets forth details of all exercise of stock options during the fiscal year ended February 29, 2004 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Chet Idziszek	nil	nil	593,000/nil	nil
Naomi Corrigan	nil	nil	38,500/nil	nil

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the average of the high and low prices for a board lot of common shares of the Company on the TSX Venture Exchange.

3

The figures relate solely to stock options.

4

Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the TSX Venture Exchange on February 29, 2004, less the exercise price of in-the-money stock options.

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

The following table sets forth stock options granted by the Company during the fiscal year ended February 29, 2004 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted ($)(1)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Derek Bartlett	75,000	8%	$0.25	$0.16	January 22, 2009
Nell Dragovan	200,000	22%	$0.25	$0.16	January 22, 2009
Norman Haimila	75,000	8%	$0.25	$0.16	January 22, 2009
J.G. Stewart	100,000	11%	$0.25	$0.16	January 22, 2009
Douglas Turnbull	62,000	7%	$0.25	$0.16	January 22, 2009

*

Percentage of all options granted during the fiscal year

(1)

The exercise price of stock options is set at not less than 100% of the market value of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital and these figures take the consolidation of share capital which occurred subsequent to the end of the most recently completed fiscal year.  Options vest immediately upon grant.

The following table sets forth details of all exercises of stock options during the fiscal year ended February 29, 2004 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]
Derek Bartlett	nil	nil	100,000/nil	nil
Jeff Cocks[6]	nil	nil	nil/nil[6]	nil
Nell Dragovan[6]	nil	nil	256,000/nil	nil
Norman Haimila	nil	nil	175,000/nil	nil
J.G. Stewart	nil	nil	258,000/nil	nil
Douglas Turnbull	nil	nil	100,000/nil	nil

1

Number of common shares of the Company acquired on the exercise of stock options.

2

Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.

3

The figures relate solely to stock options.

4

The closing price of common shares of the Company on the TSX Venture Exchange on February 29, 2004 was less than the exercise price of the stock options.

5

All such options are currently exercisable.

6

Jeff Cocks resigned as a director on January 22, 2004 and Nell Dragovan was appointed as a director to replace Mr. Cocks.

C.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Derek Bartlett and Douglas Turnbull have been directors of the Company since February 25, 2002.  Nell Dragovan has been a director of the Company since January 22, 2004.  Norman Haimila has been a director of the Company since July 3, 2001. Chet Idziszek has been a director of the Company since February 21, 1994 and the President of the Company since June 23, 1999.  Robert Sibthorpe has been a director of the Company since June 4, 2004.  J.G. Stewart has been a director of the Company since July 19, 1995 and the Secretary of the Company since August 23, 1996.  Neither the Company nor any of its subsidiaries have any arrangement to provide benefits to directors upon termination of employment.

The Company’s Audit Committee is comprised of Derek Bartlett, Norman Haimila and Robert Sibthorpe.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

D.

Employees

During the fiscal years ended February 29, 2004, February 28, 2003 and 2002, the Company had an average of three employees all of whom worked out of the Company’s head office.  Of the average of three employees, one worked in a management role, one in a secretarial role and one in an accounting role.  No employees were casual or temporary employees.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at June 8, 2004	Number of Options or Warrants Outstanding at June 8, 2004	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Derek Bartlett	10,000	20,000 5,000 75,000 20,000	0.5%	$0.24 $0.34 $0.25 $0.25	May 12, 2005 February 8, 2006 January 22, 2009 March 3, 2009
Naomi Corrigan	15,000	7,500 6,000 25,000 4,000	0.2%	$0.24 $0.20 $0.25 $0.25	May 12, 2005 September 28, 2005 January 22, 2009 March 3, 2009
Nell Dragovan	1,066,381	50,000 6,000 376,670 200,000 20,000	6.5%	$0.24 $0.20 $0.25 $0.25 $0.25	May 12, 2005 September 28, 2005 March 1, 2006 January 22, 2009 March 3, 2009
Norman Haimila	nil	100,000 75,000 20,000	0.8%	$0.20 $0.25 $0.25	July 4, 2006 January 22, 2009 March 3, 2009
Chet Idziszek	6,480,275	1,081,818 250,000 118,000 50,000 175,000 120,000	30.1%	$0.18 $0.20 $0.34 $0.20 $0.25 $0.25	April 1,2005 September 28, 2005 February 8, 2006 July 4, 2006 January 22, 2009 March 3, 2009
J.G. Stewart	330,000	12,500 85,000 15,500 30,000 100,000 20,000	2.3%	$0.24 $0.20 $0.34 $0.20 $0.25 $0.25	May 12, 2005 September 28, 2005 February 8, 2006 July 4, 2006 January 22, 2009 March 3, 2009
Douglas Turnbull	1,600	20,000 6,000 5,000 62,000 20,000	0.5%	$0.24 $0.20 $0.34 $0.25 $0.25	May 12, 2005 September 28, 2005 February 8, 2006 January 22, 2009 March 3, 2009
Total:	7,903,256	3,180,988	38.4%

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 8, 2004, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 25,695,308 Common Shares outstanding as of June 8, 2004.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons beneficially owning greater than 5% of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at June 8, 2004	Percentage of Common Shares Outstanding at June 8, 2004
Chet Idziszek	6,480,275	25.2%

The Company’s major shareholders do not have different voting rights.  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at June 8, 2004 there were 25,695,308 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 84 registered holders of the Company's common shares resident in the United States, holding an aggregate 300,305 common shares, including 279,027 shares held by Cede & Co.  This number represents approximately 1.2% of the total issued and outstanding common shares of the Company as at June 8, 2004.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at June 8, 2004 there were 77 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 1,861,675 common shares.  This number represents approximately 7.2% of the total issued and outstanding common shares of the Company as at June 8, 2004, also including the 279,027 shares held by Cede & Co.  The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 160 holders holding an aggregate 1,882,953 common shares.  This number represents approximately 7.3% of the total issued and outstanding common shares of the Company as at June 8, 2004.

B.

Related Party Transactions

Other than the transactions described in this section, there were no material transactions in the fiscal years ended February 29, 2004, February 28, 2003 and 2002, or proposed material transactions between the Company or any of its subsidiaries and:

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

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002. At the time that the Agreement was entered into, the Company was not related to Bible, however, since the date of the Agreement, Chet Idziszek, the President and a director of the Company was appointed as a director of Bible’s parent company, The Havana Group Inc.  (“Havana”).  The Agreement has been amended a number of times subsequent to Mr. Idziszek becoming a director of Havana.  The Agreement now provides that Cynthia has agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,500,000 to Havana (as Bible’s assignee) with the purchase price to be paid over time.  Cynthia received US$600,000 subsequent to the fiscal year ended February 29, 2004 and the balance remains owing.

Following the completion of Havana’s 50% interest in the Santa Rosa Property, Cynthia and Havana will jointly undertake the next phase of the exploration program, at an estimated cost of US$1,350,000, which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne equally by each party.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended February 29, 2004 which contain an Audit Report dated May 26, 2004 and an Audit Report dated May 27, 2002, Balance Sheets as at February 29, 2004 and February 28, 2003, Statements of Loss and Deficit for the Fiscal Years Ended February 29, 2004, February 28, 2003 and 2002, Statements of Cash Flows for the Fiscal Years Ended February 29, 2004, February 28, 2003 and 2002 and Notes to the Financial Statements.

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

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low

2005	$0.30	$0.15
June	$0.235	$0.205
May	$0.25	$0.19
April	$0.27	$0.15
March	$0.30	$0.20
First Quarter	$0.30	$0.15

2004	$0.25	$0.065
February	$0.25	$0.18
January	$0.22	$0.14
Fourth Quarter	$0.25	$0.17
Third Quarter	$0.16	$0.08
Second Quarter	$0.16	$0.065
First Quarter	$0.15	$0.08

2003	$0.18	$0.07
Fourth Quarter	$0.18	$0.07
Third Quarter	$0.13	$0.07
Second Quarter	$0.15	$0.07
First Quarter	$0.13	$0.08

2002	$0.26	$0.09
2001	$0.35	$0.12
2000	$0.40	$0.14

The closing price of the Company's common shares on the TSX Venture Exchange on July 12, 2004 was $0.20.

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

The Articles of the Company also provide that the directors may from time to time on behalf of the Company borrow such money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit; issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of the Company, or any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Company (both present and future).  Variation of these borrowing powers would require an amendment to the Articles of the Company which would, in turn, require the approval of the shareholders of the Company by way of a Special Resolution.  A Special Resolution means a resolution cast by a majority of not less than ¾ of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice as the Articles of the Company provide and not being less than 21 days notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

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

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002.  The Agreement has been amended a number of times and now provides that Cynthia has agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,500,000 to The Havana Group Inc., Bible’s parent company,  (as Bible’s assignee) with the purchase price to be paid over time.  Cynthia received US$600,000 subsequent to the fiscal year ended February 29, 2004 and the balance remains owing.

Following the completion of Havana’s 50% interest in the Santa Rosa Property, Cynthia and Havana will jointly undertake the next phase of the exploration program, which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well at an estimated cost of US$1,350,000.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne equally by each party.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at February 29, 2004, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 15.

CONTROLS AND PROCEDURES

Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the “Exchange”)) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.  There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has determined that Robert Sibthorpe qualifies as an “audit committee financial expert” as defined by the rules of the SEC.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto.  He has worked as a mining analyst and director of Yorkton Securities Inc. from 1986 to 1996.  He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001.  Since 2001 he has worked as an independent mining consultant.

ITEM 16B.

CODE OF ETHICS

The Company has not adopted a code of ethics but is developing one that it plans to adopt in the current fiscal year.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal year ended February 29, 2004, the Company has accrued fees of $15,000 to Davidson & Company, the Company’s principal accountants, for the Audit fees.

In respect of work undertaken for the fiscal year ended February 28, 2003, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Incurred	Percentage of Services
Audit fees	$14,700	84%
Audit-related fees	-	-
Tax fees	$2,800	16%
All other fees	-	-
Total fees	$17,500	100%

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees	-

Fees billed for the audit of the Company’s annual financial statements and for services normally provided by the accountant in connection with statutory and regulatory filings in each fiscal year reported on.

Audit-related fees	-

Fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements in each fiscal year reported on and that are not reported as audit fees.

Tax fees	-	Fees billed for tax compliance, tax advice, and tax planning services in each fiscal year reported on.
All other fees	-	Fees billed for products and services provided by the principal accountant other than services reported under the three categories above in each fiscal year reported on.

As required by Rule 2-01(c)(7)(i) of Regulation S-X, before the accountant was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended February 29, 2004, which is the period covered by this Annual Report on Form 20F.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended February 29, 2004, which is the period covered by this Annual Report on Form 20F.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.  These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 20 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 9 of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

(b)

Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 30614).

SIGNATURES

                 The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 27th day of July, 2004

OROMIN EXPLORATIONS LTD.

‘CHET IDZISZEK”

Per:  (signed) Chet Idziszek

Title:  President

CERTIFICATIONS

I, Chet Idziszek, certify that:

1.

I have reviewed this annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the Company and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  July 27, 2004

(signed) “CHET IDZISZEK”

____________________________

Chet Idziszek, President and Chief Executive Officer

I, Naomi Corrigan, certify that:

1.

I have reviewed this annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”);

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the Company and have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)

evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)

any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  July 27, 2004

(signed): “NAOMI CORRIGAN”

____________________________

Naomi Corrigan, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 30614).

OROMIN EXPLORATIONS LTD.

(Expressed in Canadian Dollars)

CONSOLIDATED FINANCIAL STATEMENTS

(An Exploration Stage Company)

FEBRUARY 29, 2004

Davidson & Company

Chartered Accountants

A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Oromin Explorations Ltd.

We have audited the consolidated balance sheets of Oromin Explorations Ltd. as at February 29, 2004 and February 28, 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2004 and February 28, 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

May 26, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to shareholders dated May 26, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

May 26, 2004

A Member of SC INTERNATIONAL

1200 – 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

Independent Auditors’ Report

To the Shareholders of

Oromin Explorations Ltd.

We have audited the consolidated statements of loss and deficit and cash flows of Oromin Explorations Ltd. for the year ended February 28, 2002. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of the company’s operations and its cash flows for the year ended February 28 2002, in accordance with generally accepted accounting principles in Canada.

(signed) “PricewaterhouseCoopers LLP”

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

(signed) “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, Canada

May 27, 2002

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

		February 29, 2004	February 28, 2003
ASSETS
Current
Cash and cash equivalents		$ 515,795	$ 100,851
Receivables		7,670	7,556
Prepaid expenses and deposits (Note 13)		4,872	20,300

Total current assets		528,337	128,707

Equipment (Note 5)		5,294	7,390
Resource properties (Note 6)		2,310,978	2,146,303
Performance bond – restricted cash (Note 7)		146,071	162,094

		$ 2,990,680	$ 2,444,494
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (Note 13)		$ 291,002	$ 232,127
Shareholders' equity
Capital stock (Note 10)
Authorized
100,000,000	common shares without par value
Issued and outstanding
21,195,308	common shares (2003 – 18,149,854)	11,010,280	10,665,871
Share subscriptions (Note 10)		330,000	-
Contributed surplus (Note 10)		122,568	12,050
Deficit		(8,763,170)	(8,465,554)

		2,699,678	2,212,367

		$ 2,990,680	$ 2,444,494

Nature of operations and going concern (Note 1)

Commitments (Note 14)

Subsequent events (Note 19)

On behalf of the Board:
Signed: “CHET IDZISZEK”	Director	Signed: “JAMES G. STEWART”	Director

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

	Year Ended February 29, 2004	Year Ended February 28, 2003	Year Ended February 28, 2002

EXPENSES
Amortization	$ 2,096	$ 2,951	$ 914
Filing and transfer agent fees	23,742	20,907	13,948
Office and rent (Note 13)	39,070	64,548	41,420
Professional and consulting fees (Note 13)	66,516	77,277	79,018
Shareholder information	6,335	6,042	7,861
Stock-based compensation (Note 11)	110,518	-	-
Travel and public relations	5,538	8,738	24,594
Wages and benefits	20,568	13,041	18,440

	(274,383)	(193,504)	(186,195)

OTHER INCOME (EXPENSE)
Interest income	4,727	13,906	84,008
Foreign exchange gain (loss)	(27,960)	(19,923)	23,123
Gain on sale of marketable securities (Note 4)	-	6,395	-
Gain on sale of resource properties (Note 6)	-	-	2,999
Write-off of resource properties (Note 6)	-	-	(3,320)

	(23,233)	378	106,810

Loss for the year	(297,616)	(193,126)	(79,385)

Deficit, beginning of year	(8,465,554)	(8,272,428)	(8,193,043)

Deficit, end of year	$ (8,763,170)	$ (8,465,554)	$ (8,272,428)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	20,133,772	17,506,018	10,445,042

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Year Ended February 29, 2004	Year Ended February 28, 2003	Year Ended February 28, 2002

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (297,616)	$ (193,126)	$ (79,385)
Items not affecting cash:
Amortization	2,096	2,951	914
Foreign exchange loss (gain)	16,023	-	(23,123)
Stock-based compensation	110,518	-	-
Gain on sale of marketable securities	-	(6,395)	-
Gain on sale of resource properties	-	-	(2,999)
Write-off of resource properties	-	-	3,320

Changes in non-cash working capital items:
(Increase) decrease in receivables	(114)	6,207	(4,544)
Decrease in prepaid expenses and deposits	15,428	56,572	-
Increase in accounts payable and accrued liabilities	58,875	56,913	8,437

Net cash used in operating activities	(94,790)	(76,878)	(97,380)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash, net of issue costs	344,409	245,740	343,080
Share subscriptions	330,000	-	-
Due to Fresco Developments Ltd.	-	-	(308,240)
Related party loan	-	(2,246,580)	-

Net cash provided by (used in) financing activities	674,409	(2,000,840)	34,840

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of marketable securities	-	9,395	-
Expenditures on resource properties	(164,675)	(262,988)	(697,552)
Cash acquired on business combination	-	-	5,605
Purchase of performance bond	-	(162,094)	-

Net cash used in investing activities	(164,675)	(415,687)	(691,947)

Foreign exchange gain on foreign cash held	-	-	127,383

Change in cash and cash equivalents	414,944	(2,493,405)	(627,104)

Cash and cash equivalents, beginning of year	100,851	2,594,256	3,221,360

Cash and cash equivalents, end of year	$ 515,795	$ 100,851	$ 2,594,256

Supplemental disclosure with respect to cash flows (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

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

As at February 29, 2004, the Company has working capital of $237,335 (February 28, 2003 – deficiency of $103,420).  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its level of general and administrative expenditures and expenditures on the exploration of its oil and gas properties.  In addition, management is pursuing joint venture partners to jointly explore the Company’s oil and gas properties in Argentina.

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

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONlSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

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

Equipment

Equipment is recorded at cost less accumulated amortization.  Amortization has been calculated annually at the following rates:

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

FEBRUARY 29, 2004

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

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At February 29, 2004 and February 28, 2003 and 2002, the total number of potentially dilutive shares excluded from loss per share was 5,664,203, 3,775,749 and 9,402,499, respectively.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based compensation

Effective March 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The new section also permits, and the Company adopted for the year ended February 28, 2003, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees and directors when the market price exceeds the exercise price at the grant date, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.  The granting of stock options to non-employees and direct awards of stock to employees and non-employees is accounted for using the fair value method of accounting.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock-based compensation (cont’d…)

Effective for the year ended February 29, 2004, the Company adopted prospectively the new recommendations of the CICA with respect to stock-based compensation.  Under the new recommendations, the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.

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

Foreign currency denominated monetary items are translated at year-end exchange rates. Exchange gains and losses arising on translation are included in operating results.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

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

The business combination was accounted for as a purchase transaction, with the Company being identified as the acquirer and Fresco identified as the acquired. The fair value of the consideration was allocated to the fair value of net assets acquired as follows:

Fair value of net assets acquired
Cash	$ 5,605
Current assets other than cash	43,512
Equipment	7,579
Resource properties	235,401
Elimination of accounts payable to Fresco	292,604

584,701
Less: current liabilities	(56,877)

$ 527,824

-continued -

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

3.

BUSINESS COMBINATION (cont’d…)

Continued…

Consideration
Issuance of 3,967,491 common shares	$ 515,774
Issuance of options exercisable into 391,749 common shares	8,276
Issuance of warrants exercisable into 1,326,750 common shares	3,774

$ 527,824

The Company incurred transaction costs of $83,448 relating to this business combination which were capitalized in resource properties.

4.

MARKETABLE SECURITIES

During the year ended February 28, 2003, marketable securities with a cost of $3,000 were sold resulting in a gain on sale of $6,395.

5.

EQUIPMENT

	February 29, 2004			February 28, 2003
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Office furniture	$ 6,301	$ 5,332	$ 969	$ 6,301	$ 5,090	$ 1,211
Computer equipment	10,938	6,613	4,325	10,938	4,759	6,179

	$ 17,239	$ 11,945	$ 5,294	$ 17,239	$ 9,849	$ 7,390

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

6.

RESOURCE PROPERTIES

	February 29, 2004	February 28, 2003

Oil and gas properties
Argentina	$ 2,310,978	$ 2,146,303

Balance, February 28, 2002	$ 1,883,315

Camp/financing costs	1,575
Contractors and geological staff	158,237
Geophysics	15,176
Land and legal	65,488
Travel and accommodation	22,512

Balance, February 28, 2003	2,146,303

Contractors and geological staff	152,299
Land and legal	12,376

Balance, February 29, 2004	$ 2,310,978

The Company’s oil and gas assets are considered unproved and as such no depletion has been recognized.

a)

Argentina

On September 29, 2000, the Company submitted a bid to the Secretariat of Energy of the Republic of Argentina to acquire certain oil and gas rights in the Cuyana Basin of central Argentina.  In March 2001, the Secretariat of Energy of the Republic of Argentina approved the Company’s bid to acquire a 100% interest in the oil and gas exploration rights in the Province of Mendoza in central Argentina (the “Santa Rosa property”).  These exploration rights are for a period of six years and will be converted into exploitation rights for a period of 25 years if commercial quantities of hydrocarbons are discovered.  Upon the successful bid, the Company agreed to incur US$600,000 of exploration expenditures by March 20, 2003 (incurred) as a performance guarantee on the property.  The Company has yet to receive formal title to the Santa Rosa property and exploration rights.

In April 2003, Cynthia Holdings Limited (“Cynthia”), a wholly-owned subsidiary of the Company, entered into an agreement with The Havana Group, Inc. (“Havana”) whereby Cynthia agreed to sell to Havana an effective 50% interest in the Santa Rosa property owned by Exploraciones Oromin, S.A. (“Oromin, S.A.”) in exchange for US$1,500,000. This agreement amends previous letter agreements.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

6.

RESOURCE PROPERTIES (cont’d…)

a)

Argentina (cont’d…)

The agreement is structured such that Oromin, S.A. will be a wholly-owned subsidiary of Cynthia.  Currently, Oromin, S.A. is owned directly by Oromin Explorations Ltd. and not by Cynthia although management intends to make Oromin, S.A. a wholly-owned subsidiary of Cynthia.

In exchange for selling the effective 50% interest, Cynthia will issue to Havana 1,000 common shares, representing 50% of the outstanding voting common shares, for US$1,500,000. Havana will be issued one common share for every US$1,500 paid. The agreement provides that the purchase price will be fixed to equivalent Canadian dollars as at July 31, 2002 of approximately $2,376,450. In addition, Havana will also issue to Irie Isle Limited (“Irie”) 1,000,000 unregistered common shares. Irie is the parent company of Cynthia.

Havana and Irie have agreed that the operations of Oromin, S.A. will be borne equally by each party pursuant to monthly cash calls which will be structured as subscriptions for additional common shares of Cynthia. Havana and Irie have also agreed that Irie will be the operator of Oromin, S.A. and have the casting vote on all operating decisions.

A director of the Company became a director of Havana in August 2002.

Subsequent to February 29, 2004, Cynthia received US$600,000 towards this agreement.

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

c)

Voisey’s Bay, Labrador

The Company held a 50% joint venture interest in certain mineral property claims located in the Voisey’s Bay area of Labrador.  In prior years, this property had been written down to a nominal carrying value of $1.  During the year ended February 28, 2002, the Company sold its interest in these mineral claims.  As consideration, the Company received 25,000 common shares of Donner Minerals Ltd. at a value of $3,000 resulting in a gain on sale of $2,999.

7.

PERFORMANCE BOND – RESTRICTED CASH

The Company has a bond held at a bank in Argentina with a face value of US$109,000 maturing on August 3, 2012.  The bond bears interest at the six month LIBOR rate which is payable semi-annually.  The bond was required to secure the Santa Rosa property bid in Argentina (Note 6).

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

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

The loan bore interest at the U.S. bank rate plus 0.125% per annum payable monthly.  This loan was repaid in full during the year ended February 28, 2003.

As consideration for this loan, the Company issued a bonus to the President of 2,100,000 common shares valued at $299,200 during the year ended February 28, 2002.  The Company considered the related expense a finance cost of the Argentinean oil and gas project, and accordingly, this finance cost was capitalized in resource properties.

10.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized
100,000,000 common shares without par value
Issued
Balance as at February 28, 2001	8,127,863	$ 9,262,077	$ -
For related party loan (a)	2,100,000	299,200	-
For cash on exercise of warrants	1,454,500	343,080	-
For business combination (Note 3)	3,967,491	515,774	-
Options and warrants issued for
business combination (Note 3)	-	-	12,050

Balance as at February 28, 2002	15,649,854	10,420,131	12,050
For cash pursuant to private placement (b)	2,500,000	245,740	-

Balance as at February 28, 2003	18,149,854	10,665,871	12,050
For cash pursuant to private placement (c)	2,045,454	224,409	-
For cash on exercise of warrants	1,000,000	120,000	-
Stock-based compensation	-	-	110,518

Balance as at February 29, 2004	21,195,308	$ 11,010,280	$ 122,568

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

10.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

a)

During the year ended February 28, 2002, the Company issued 2,100,000 common shares at a value of $299,200 in consideration for the related party loan provided to the Company (Note 9).

b)

In June 2002, the Company closed a non-brokered private placement consisting of 2,500,000 units at a price of $0.10 per unit for proceeds of $245,740 (net of issue costs of $4,260).  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.10 per share until June 3, 2003 and, thereafter, at a price of $0.12 per share until June 3, 2004.

c)

In April 2003, the Company closed a non-brokered private placement of 2,045,454 units at a price of $0.11 per unit for proceeds of $224,409 (net of issue costs of $591).  Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.18 per share until April 1, 2005.

Escrow shares

Pursuant to escrow agreements between the Company, certain escrow shareholders and the escrow agent, a total of 74,998 common shares of the Company are held in escrow as at February 29, 2004. The escrow agreements provide for the release of the escrow shares in connection with milestone expenditures on exploration and development of the Company’s resource properties.

Share subscriptions

As at February 29, 2004, the Company had received share subscription proceeds of $330,000 towards a private placement that closed in March 2004 (Note 19).

11.

STOCK OPTIONS

The Company adopted a Stock Option Plan during the current year whereby up to 2,019,530 common shares have been reserved for issuance under the plan, provided that, together with common shares reserved for issuance under other outstanding stock options, they do not exceed 10% of the common shares outstanding.   Under the plan, the exercise price of each option granted must not be less than the market price of the Company’s shares.  Options granted under the plan will vest immediately and are exercisable over five years.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

11.

STOCK OPTIONS (cont’d….)

Stock option transactions are summarized as follows:

	February 29, 2004		February 28, 2003		February 28, 2002
	Number of Shares	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance, beginning of year	1,275,749	$ 0.23	1,375,749	$ 0.23	775,600	$ 0.20
Granted	959,000	0.25	-	-	270,000	0.20
Expired	-	-	(100,000)	0.23	(6,600)	0.20
Cancelled	(116,000)	0.21	-	-	(55,000)	0.20
Issued to Fresco shareholders (Note 3)	-		-	-	391,749	0.29

Balance, end of year	2,118,749	$ 0.24	1,275,749	$ 0.23	1,375,749	$ 0.23

The weighted average fair value of stock options granted during the current year was $0.12 per option.

During the current year, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation (Note 2).  The total fair value of stock options granted during the current year was $110,518, which has been recorded in the results of operations.

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the current year.

Risk-free interest rate	3.5%
Expected life	5 years
Annualized volatility	112%
Dividend rate	0%

As at February 29, 2004, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date
$ 0.20	145,000	June 1, 2004	(expired unexercised)
0.20	433,000	September 28, 2005
0.20	245,000	July 4, 2006
0.24	145,000	May 12, 2005
0.34	191,749	February 8, 2006
0.16	50,000	December 1, 2008
0.25	909,000	January 22, 2009
	2,118,749

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

12.

WARRANTS

Share purchase warrant transactions are summarized as follows:

	February 29, 2004		February 28, 2003		February 28, 2002
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Balance, beginning of year	2,500,000	$ 0.10	8,026,750	$ 0.23	8,900,000	$ 0.21
Issued	2,045,454	0.18	2,500,000	0.10	-	-
Exercised	(1,000,000)	0.12	-	-	(1,604,500)	0.23
Expired	-	-	(8,026,750)	0.23	(595,500)	0.24
Issued to Fresco shareholders (Note 3)	-	-	-	-	1,326,750	0.26

Balance, end of year	3,545,454	$ 0.15	2,500,000	$ 0.10	8,026,750	$ 0.23

As at February 29, 2004, the following share purchase warrants were outstanding and exercisable:

Number Of Shares	Exercise Price	Expiry Date

1,500,000	$ 0.12	June 3, 2004 (expired unexercised)
2,045,454	0.18	April 1, 2005

3,545,454

13.

RELATED PARTY TRANSACTIONS

The Company incurred costs with companies related by directors in common as follows:

	February 29, 2004	February 28, 2003	February 28, 2002

Office and rent	$ 15,429	$ 61,824	$ -
Professional and consulting fees	50,179	86,701	104,858

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

13.

RELATED PARTY TRANSACTIONS (cont’d…)

Professional and consulting fees have either been expensed to operations or capitalized to resource properties, based on the nature of the expenditure.

Additional related party transactions are disclosed in Notes 3, 6a), 8 and 9.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in prepaid expenses and deposits is $Nil (2003 - $20,300) provided to a company with common directors towards a rent advance.

Included in accounts payable and accrued liabilities at February 29, 2004 is $151,823 (February 28, 2003 - $104,264) due to companies with common directors.

14.

COMMITMENTS

The Company is currently committed to pay rent for its office space as follows:

2005	$ 30,770
2006	31,520
2007	31,770
2008	31,770
2009	7,943

15.

FINANCIAL INSTRUMENTS

a)

Fair value

The Company's financial instruments consist of cash and cash equivalents, receivables, performance bond and accounts payable and accrued liabilities.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

b)

Financial risk

Financial risk is the risk arising from fluctuations in interest rates and changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

16.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	February 29, 2004	February 28, 2003	February 28, 2002

Statutory tax rate	37.6%	39.6%	44.6%

Loss for the year	$ (297,616)	$ (193,126)	$ (79,385)

Expected income tax recovery	$ 111,963	$ 76,516	$ 35,422
Permanent and other differences	(43,482)	47,458	-
Differences in foreign tax rates	(2,101)	(5,644)	18,999
Losses for which no tax benefit has been recognized	(66,380)	(118,330)	(54,421)

	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	February 29, 2004	February 28, 2003

Future income tax assets
Resource properties and equipment	$ 1,776,338	$ 1,876,670
Non-capital loss carry-forwards	407,410	360,245
Share issue costs	48,731	80,096

	2,232,479	2,317,011
Less: valuation allowance
	(2,232,479)	(2,317,011)

	$ -	$ -

The Company has non-capital losses of approximately $1,143,000 available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire beginning in 2007.  The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and other future tax assets have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

17.

SEGMENT INFORMATION

The Company has one operating segment,  being the exploration of oil and gas properties. The Company’s equipment and resource properties are located in the following geographic areas:

	February 29, 2004	February 28, 2003

Argentina	$ 2,310,978	$ 2,146,303
Canada	5,294	7,390

	$ 2,316,272	$ 2,153,693

18.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	February 29, 2004	February 28, 2003	February 28, 2002

Interest received	$ 4,727	$ 4,173	$ 84,008
Interest paid	-	11,169	156,819
Income taxes paid	-	-	-

Non-cash investing and financing activities
Issuance of shares for related party loan	-	-	299,200
Issuance of shares pursuant to business combination	-	-	515,774
Issuance of options pursuant to business combination	-	-	8,276
Issuance of warrants pursuant to business combination	-	-	3,774
Elimination of accounts payable on business combination	-	-	292,604
Marketable securities received as consideration for
mineral properties	-	-	3,000

19.

SUBSEQUENT EVENTS

In March 2004, the Company closed a non-brokered private placement consisting of 3,000,000 units issued at a price of $0.15 per unit for proceeds of $450,000.  Each unit consists of one common share and one-half of one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 per share until March 1, 2006.  As at February 29, 2004, the Company had received subscription proceeds of $330,000 towards this private placement.

In March 2004, the Company also granted 300,000 stock options exercisable into common shares at a price of $0.25 per share until March 3, 2009.

In May 2004, a subsidiary of the Company received US$600,000 towards an agreement with Havana (Note 6 (a)).

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below.

	February 29, 2004	February 28, 2003

Balance Sheets

Total assets under Canadian and U.S. GAAP	$ 2,990,680	$ 2,444,494

Total liabilities under Canadian and U.S. GAAP	$ 291,002	$ 232,127

Shareholders’ equity under Canadian GAAP	$ 2,699,678	$ 2,212,367
Compensation expense (c)	(60,938)	(57,938)

	2,638,740	2,154,429
Paid-in capital (c)	60,938	57,938

Shareholders’ equity under U.S. GAAP	$ 2,699,678	$ 2,212,367

	February 29, 2004	February 28, 2003	February 28, 2002

Statements of Operations and Deficit

Loss under Canadian GAAP	$ (297,616)	$ (193,126)	$ (79,385)
Resource properties previously expensed under U.S. GAAP		-	1
Compensation expense (c)	(3,000)	(2,250)	4,312

Loss under U.S. GAAP	$ (300,616)	$ (195,376)	$ (75,072)

Basic and diluted loss per share under U.S. GAAP	$ (0.01)	$ (0.01)	$ (0.01)

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

There were no material differences between Canadian and U.S. GAAP in the statements of cash flows.

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

b)

Stock-based compensation

Under U.S. GAAP, Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation (“SFAS 123”) requires companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has elected for the year ended February 29, 2004 to account for stock-based compensation using SFAS 123.  Accordingly, compensation cost for stock options is measured at the fair value of options granted.

For the years ended February 29, 2003 and 2002, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees”.  Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there was no compensation cost to be recognized by the Company.

Under Canadian GAAP, the reporting of stock-based compensation expense in the Company’s consolidated financial statements was not required for the year ended February 28, 2002.  New accounting and disclosure standards were introduced under Canadian GAAP beginning with the fiscal year ended February 28, 2003.  Accordingly, there is no difference between Canadian and U.S. GAAP on the accounting for stock-based compensation for the years ended February 28, 2004 and 2003.  For the year ended February 28, 2002, since no stock options were granted, there was no difference.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

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

d)

Recent accounting pronouncements

In January 2003, FASB issued Financial Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46") (revised in December 17, 2003).  The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities.  A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities.  FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.  FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest.  The consolidation requirements of FIN 46 apply immediately to variable interest entities created after December 15, 2003.  The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after March 15, 2004.

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

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 29, 2004

20.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

d)

Recent accounting pronouncements (cont’d…)

Canadian Standards

In 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, which is effective for fiscal years commencing September 1, 2003.  Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value.  The Company does not expect the adoption of this section to have significant impact on its consolidated financial statements.

In June 2003, the CICA revised Accounting Guideline 13, “Hedging Relationships”, which is effective for fiscal years beginning on and after July 1, 2003.  The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting.  The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting.  The Company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

In June 2003, the CICA issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which will be effective for annual and interim periods beginning on or after November 1, 2004.  This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.  Management is assessing the impact, if any, of the adoption of this guideline on the Company’s consolidated financial statements.

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”) for the year ended February 29, 2004, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  July 27, 2004

 (signed):    “Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”) for the year ended February 29, 2004, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  July 27, 2004

(signed):     “Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer