Form 20-F
period 2005-02-28
OROMIN EXPLORATIONS LTD
filed 2005-06-27
CIK 1109141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

February 28, 2005

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

Page 1 of 72 Pages

The Exhibit Index is located on Page 72

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class

Name of each exchange on which registered

None

_____________________________________

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

26,983,125

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  Yes ____________X

  No _________

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17 _______________X__

  Item 18 _________

(APPLICABLE ONLY TO ISSUES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes _________  No __________  Not Applicable _____X___

The information set forth in this Annual Report on Form 20-F is as at February 28, 2005 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 17 to the accompanying Financial Statements of the Company.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

B.	Business Overview	21
C.	Organizational Structure	22
D.	Property Plants and Equipment	22
	Santa Rosa Property, Argentina	22
	Title	22
	Location, Access & Physiography	23
	Exploration History	23
	Regional and Local Geology	24
	Stratigraphy	24
	Geochemistry and Hydrocarbon Migration	24
	Structure	26
	Sediment Distribution	26
	Proposed Exploration	26
	Doing Business in Argentina	26
	Sabodala Property, Sénégal	29
	Title	29
	Location, Access & Physiography	29
	Plant and Equipment	30
	Regional and Local Geology	30
	Mineralization	32
	Exploration History	35
	Exploration – Recent Results	35
	Proposed Exploration	35
	Doing Business in Sénégal	36
	Carneirinho Property, Brazil	38

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	38
A.	Operating Results	38
	Fiscal Year Ended February 28, 2005 Compared to Fiscal Year Ended February 29, 2004	39
	Fiscal Year Ended February 29, 2004 Compared to Fiscal Year Ended February 28, 2003	39
	Fiscal Year Ended February 28, 2003 Compared to Fiscal Year Ended February 28, 2002	40
B.	Liquidity and Capital Resources	40
	February 28, 2005 Compared to February 29, 2004	41
	February 29, 2004 Compared to February 28, 2003	41
	February 28, 2003 Compared to February 28, 2002	42
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	42
	Outlook	43
C.	Research and Development, Patents and Licenses, etc.	43
D.	Trend Information	43
E.	Off-Balance Sheet Arrangements	43
F.	Tabular Disclosure of Contractual Obligations	43
G.	Safe Harbour	43

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
A.	Directors and Senior Management	44
B.	Compensation	45
	Option Grants in Last Fiscal Year	46

	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	46
	Pension and Retirement Benefit Plans	46
	Termination of Employment, Change in Responsibilities and Employment Contracts	46
	Directors	47
C.	Board Practices	48
D.	Employees	48
E.	Share Ownership	48

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
A.	Major Shareholders	50
B.	Related Party Transactions	50
C.	Interests of Experts and Counsel	51

ITEM 8.	FINANCIAL INFORMATION	52
A.	Consolidated Statements and Other Financial Information	52
B.	Significant Changes	52

ITEM 9.	THE OFFER AND LISTING	52
A.	Offer and Listing Details	52
B.	Plan of Distribution	53
C.	Markets	53
D.	Selling Shareholders	53
E.	Dilution	53
F.	Expenses of the Issue	53

ITEM 10.	ADDITIONAL INFORMATION	53
A.	Share Capital	53
B.	Memorandum and Articles of Association	53
C.	Material Contracts	55
D.	Exchange Controls	56
E.	Taxation	58
	Material Canadian Federal Income Tax Consequences	58
	Dividends	58
	Capital Gains	58
	Material United States Federal Income Tax Consequences	59
	U.S. Holders	59
	Distributions on Common Shares of the Company	60
	Foreign Tax Credit	60
	Information Reporting and Backup Withholding	61
	Disposition of Common Shares of the Company	61
	Currency Exchange Gains or Losses	61
	Other Considerations	61
F.	Dividends and Paying Agents	64
G.	Statements by Experts	64
H.	Documents on Display	64
I.	Subsidiary Information	64

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	64

GLOSSARY OF OIL AND GAS TERMS

The following is a glossary of some of the terms used in the oil and gas industry and referenced herein:

Anticline	Rock units folded into a convex-upward shape with the youngest unit on the top.
Bituminous	Impregnated with various mixtures of hydrocarbons.
Central Dome	The structural dome centred around 33E15'S latitude and 67E40'W longitude.
Conglomerate	Coarse-grained clastic rock composed of rounded clasts over 2mm in diameter.
Fanglomerate	Coarse unsorted clastic material deposited in alluvial fans.
Formation	A rock unit that has been named and defined by its location, relative age and composition.
Geopressured	A condition in which the interstitial fluids in a rock unit exhibit pressures in excess of their hydraulic head.
Geothermal	Heat emanating from depths within the earth.
Graben	A portion of the earth’s crust that was faulted and dropped to a lower position relative to its surrounding during some part of its history. It subsequently may have been filled with sediments.
Kerogen	Various organic remains contained within sediments.
Lacrustine	Pertaining to processes in lakes.
Orogeny	The process of mountain building by deforming the earth’s crust.
Plan Argentina	The legislative framework in Argentina whereby exploration and exploitation permits and certain producing properties are made available for acquisition through an international public bid process.
Regressive	Dropping sea level or excessive sediment input in sediments overstepping areas that were previously water-covered.
Source Rocks	Rocks containing organic material that, through geologic processes, have produced hydrocarbons.
Stratigraphic Pinch-out	A rock unit that changes character by diminishing its character to zero, commonly in an upward direction.
Transgressive	Rising sea level that results in sediments being deposited over what were previously land areas.

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Andesitic	A term used to describe a dark coloured, fine grained, extrusive volcanic rock.
Antiform	The peaks of folded layers of rock or stratigraphy where the limbs of an individual fold close upward.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Arkosic	A term used to describe a pink to reddish coloured coarse-grained sedimentary rock largely comprised of angular grains of quartz and feldspar.
Colluvium	A general term applied to any loose, heterogeneous and incoherent mass of soil material or rock fragments deposited chiefly by mass-wasting, usually at the base of a steep slope or cliff.
Conglomerate	A coarse grained sedimentary rock comprised of poorly sorted and typically rounded granules, pebbles, cobbles and boulders.
Craton	A relatively immobile part of the earth, generally of large size
Crustal-scale	A term used to describe large deep seated or regional scale geological features. I.e. the San Andreas fault is a "crustal-scale" feature.
Dyke	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks.
Felsic	A term used to describe light coloured igneous rocks.
Foliation	A term used to describe the linear or platy texture of rocks that have been subjected to extreme heat and pressure resulting in the flattening or alignment of a rock's constituent mineral grains.
Fuchsite	A bright green, chromium rich variety of a muscovite.
Granitic

A term used to describe an intrusive igneous rock comprised largely of medium to coarse-grained quartz and feldspar.  Granitic rocks generally have higher alkali feldspar and lower plagioclase feldspar content than granodioritic rocks.

Granodioritic

A term used to describe an intrusive igneous rock comprised largely of medium to coarse-grained quartz and feldspar.  Granodioritic rocks have a higher plagioclase feldspar and lower alkali feldspar content than granitic rocks.

Greywacke	A dark grey, medium to coarse-grained sedimentary rock comprised of poorly sorted angular grains of quartz, feldspar and a variety of darker coloured minerals.
Hematitic	A term used to describe a reddish brown rock containing an abundant quantity of the iron oxide mineral, hematite.
Intercalation	A bed or stratum of lava between layers of other material.
Jasper	Typically a reddish brown, very fine grained siliceous rock.
Lateritic

A term used to describe highly weathered residual surface and near surface rock and soil horizons, often found in tropical or forested warm to temperate climates.  Lateritic horizons or "laterites" are often pale brown to reddish brown in colour and can be very hard.

Late-tectonic	A point or reference of time during the latter stages of a tectonic event.
Limonite	A geologic field term relating to a group of brown, amorphous, hydrous ferric oxides. It is commonly a secondary mineral formed by the oxidation (weathering) of iron-bearing materials.
Mafic	Those igneous rocks composed chiefly of dark, ferromagnesian minerals.
Metasedimentary	A term used to describe a sedimentary rock that has had its chemical and/or physical properties altered due to the effects of heat, pressure and fluid movement within the earth's crust.

Metavolcanic	A term used to describe a volcanic rock that has had its chemical and/or physical properties altered due to the effects of heat, pressure and fluid movement within the earth's crust.
Mylonitized	A term used to describe a rock that has undergone intense deformation and shearing.
Orogenic	A term used to describe the large-scale tectonic process of mountain formation or orogeny.
Plutons	A body of igneous rock that has been intruded from depth into pre existing rock.
Polymictic	A term used to describe a clastic sedimentary rock comprised of clasts of varied rock types.
Pluton	A body of igneous rock that has formed beneath the surface of the earth by consolidation from magma.
Porphyry	An igneous rock of any composition containing conspicuous phenocrysts (large crystals) within a fine-grained ground mass.
Post-tectonic	A point or reference of time after a tectonic event.
Saprolite

A soft, earthy, clay-rich thoroughly decomposed rock formed in-place by chemical weathering.  Commonly displays pre-weathering structures of original rock units.  Occurs especially in humid, tropical environments.

Schist	A strongly foliated (platy) metamorphic rock that can be readily split into flakes or slabs.
Shear zones	Narrow, sub parallel-sided zones of rock that have been crushed and brecciated as a result of shear strain.
Siliceous	A term used to describe a rock containing an abundance of free silica.
Silicified	A term used to describe a rock that has been altered due to the introduction of or replacement by silica.
Splays	A term used to describe a secondary shear in a bifurcated shear zone that branches off a larger more continuous shear zone.
Stockwork

A mineral deposit, or vein network, consisting of a three-dimensional network of planar to irregular veins and veinlets spaced closely enough that the entire mass might be mined together as a single entity.

Syngenetic	A term used to describe a geological feature (i.e.. ore deposit or sedimentary feature) that has formed contemporaneously with and by essentially the same processes as the enclosing rocks.
Syntectonic	A point or reference of time during a tectonic event.
Tectonic	A term used to describe the physical forces or events that move and deform the earth's crust. Volcanic eruptions, folding and faulting are examples of tectonic events.
Tuffs	Igneous, volcanic clastic rocks formed by the accumulation of volcanic ash and crystals that have been extruded from a volcanic vent and subsequently buried and lithified.
Wacke	A shortened or abbreviated form of greywacke.
Wallrocks	A general term used to describe rock that encases a second type of rock, vein, mineralization or structure.

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 17 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“U.S. GAAP”).  Results for the periods ended February 28, 2005 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended February 28
		2005	2004	2003	2002	2001
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations(1)
	Total	($448,169)	($297,616)	($193,126)	($79,385)	($149,323)
	Per Share (1)	($0.02)	($0.01)	($0.01)	($0.01)	($0.02)
(c)	Total assets	$3,985,105	$2,990,680	$2,444,494	$4,581,547	$3,759,064
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$11,878,025	$11,010,280	$10,665,871	$10,420,131	$9,262,077
(f)	Total shareholders’ equity	$2,917,072	$2,699,678	$2,212,367	$2,159,753	$1,069,034
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($448,169)	($297,616)	($193,126)	($79,385)	($149,323)
	Per Share (1)	($0.02)	($0.01)	($0.01)	($0.01)	($0.02)

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN CONFORMITY WITH U.S. GAAP:

		Year Ended February 28
		2005	2004	2003	2002	2001
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations
	Total	($1,613,646)	($300,616)	($195,376)	($75,072)	($142,573)
	Per Share¹	($0.06)	($0.01)	($0.01)	($0.01)	($0.02)
(c)	Total assets	$5,840,158	$2,990,680	$2,444,494	$4,581,547	$3,759,063
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$11,878,025	11,010,280	$10,665,871	$10,420,131	$9,262,077
(f)	Total shareholders’ equity	$4,772,125	$2,699,678	$2,212,367	$2,159,753	$1,069,033
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($1,613,646)	($300,616)	$(195,376)	($75,072)	($142,573)
	Per Share¹	($0.06)	($0.01)	($0.01)	($0.01)	($0.02)

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On June 16, 2005, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.2376.

The following table sets out the high and low exchange rates for each of the last six months.

	2005					2004
	May	April	March	February	January	December
High for period	1.2734	1.2618	1.2494	1.2584	1.247	1.2467
Low for period	1.2367	1.2065	1.1978	1.2241	1.1948	1.1796

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended February 28
	2005	2004	2003	2002	2001
Average for the period	1.2816	1.3629	1.5548	1.5651	1.4977

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

Exploration Risks

The Company is engaged in the business of acquiring interests in resource properties in the hope of locating reserves.  The Company's property interests are in the exploration stage only.  Accordingly, there is little likelihood that the Company will realise any profits in the short to medium term.  Any profitability in the future from the Company's business will be dependent upon locating reserves, which itself is subject to numerous risk factors.

The business of exploring for and producing oil and gas involves a substantial risk of investment loss that even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Drilling oil and gas wells involves the risk that the wells will be unproductive or that, although productive, the wells do not produce oil and/or gas in economic quantities.  Other hazards, such as unusual or unexpected geological formations, pressures, fires, blowouts, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well.  Adverse weather conditions can also hinder drilling operations.  A productive well may become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or gas from the well.  In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances.  As with any petroleum property, there can be no assurance that oil and gas will be produced from the properties in which the Company has interests.  In addition, the marketability of oil and gas that may be acquired or discovered will be affected by numerous factors beyond the control of the Company.  These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection.  The extent of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.  There is no assurance that the Company will discover additional crude oil or natural gas in commercial quantities.

The business of exploring for minerals involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained.

Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties.  Such delays could materially adversely affect the financial performance of the Company.

The business of mining is subject to a variety of risks such as cave-ins and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other hazards.  Such occurrences may delay production, increase production costs or result in liability.  The Company will have insurance in amounts that it considers to be adequate to protect itself against certain risks of mining and processing.  However, the Company may become subject to liability for hazards against which it cannot insure itself or which it may elect not to insure against because of premium costs or other reasons.  In particular, the Company is not insured for environmental liability or earthquake damage.

In order to develop the Sabodala Property, located in Sénégal, it will be necessary to build the necessary infrastructure facilities, including electricity, transportation, etc., the costs of which could be substantial.

Title Matters

While the Company has diligently investigated title to all exploration concessions and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title.  Other parties (including indigenous landowners) may dispute title to the exploration properties in which the Company has an interest or the right to acquire an interest.  The properties may be subject to prior unregistered agreements or transfers or aboriginal land claims and title may be affected by undetected defects.

Conflicts of Interest

Certain of the directors of the Company are directors of other reporting companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.  In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict.  In accordance with the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.  In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time.  Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Currency Fluctuations

The Company maintains its accounts in Canadian dollars.  The Company's property interests in Argentina, Sénégal and Brazil may make it subject to foreign currency fluctuations.  Exchange transactions are allowed in U.S. dollars, and as a result foreign currency fluctuations will only be material for the Company to the extent that fluctuations between the Canadian and U.S. dollar are material.  The Company does not at the present nor does it plan in the future to engage in foreign currency transactions to hedge any exchange rate risks.

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

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred net losses to date.  Its deficit as of February 28, 2005 was $9,211,339.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise.  There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places its resource properties into production.

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

Uninsurable Risks

Although management believes the operator of any properties in which the Company and its subsidiaries may acquire interests, will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, the Company and its subsidiaries may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons.  The Company and its subsidiaries intend to engage in participating in the drilling of both exploratory and development wells.  Exploratory wells have much greater dry hole risk than do wells that are drilled offsetting established production.  The Company and its subsidiaries may become subject to liability for pollution, fire, explosion, blowouts, cratering and oil spills against which it cannot insure or against which it may elect not to insure.  Such events could result in substantial damage to oil and gas wells, producing facilities and other property and personal injury.  The payment of any such liabilities may have a material, adverse effect on the Company's financial position.

Competition

The oil and gas industry is intensely competitive and the Company competes with other companies that have greater resources.  Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis.  There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.  Significant and increasing competition also exists for the limited number of mineral property acquisition opportunities available in Sénégal.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable.  Accordingly, there can be no assurance that the Company’s exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

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

Mineral Prices

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered, a profitable market will exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of gold and silver have experienced volatile and significant price movements over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns (such as the development of gold coin programs), speculative activities and increased production due to improved mining and production methods.  The supply of and demand for gold is affected by various factors, including political events, economic conditions and production costs in major producing regions and governmental policies with respect to holdings by a nation or its citizens.  There can be no assurance that the price of gold will be such that the Company’s properties can be mined at a profit.

Foreign Countries and Regulatory Requirements

Currently, the Company’s only properties are located in Argentina, Sénégal and Brazil.  Consequently, the Company is subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk.  Both mineral exploration and mining activities and oil and gas exploration and production activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the mining industry and the oil and gas industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings, taxation laws, expropriation of property, environmental legislation, water use and workplace safety.  In particular, the status of Argentina, Sénégal and Brazil as developing countries may make it more difficult for the Company to obtain any required production financing for its properties from senior lending institutions.  In addition, Argentina has recently experienced economic and political instability.  An economic crisis has developed since December 2001.  As a result, Argentina has defaulted on its loans and is working with the International Money Fund on a bailout loan agreement.  The Company maintains the majority of its funds in Canada and only forwards sufficient funds to meet current obligations and overhead in Argentina.  The Company does not believe that any currency restrictions that may be imposed in Argentina will have any immediate impact on the Company’s exploration activities.

Environmental and Other Regulatory Requirements

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety and other matters.  Companies engaged in the development and operation of mines and related facilities or oil and gas properties and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  There can be no assurance that approvals and permits required to commence production on its properties will be obtained.  Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities or oil and gas extraction facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential production operations and exploration activities in Argentina, Sénégal and Brazil are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, workplace safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities.  There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations or of oil and gas extraction facilities and conduct of operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining or oil and gas project the Company might undertake.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations or oil and gas exploration or extraction operations may be required to compensate those suffering loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining or oil and gas companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new mineral exploration or oil and gas properties.

To the best of the Company's knowledge, it is currently operating in compliance with all applicable environmental regulations.

Argentina Political Risks

Oil and gas exploration and production activities in Argentina may be affected in varying degrees by political stability and government regulations relating to the oil and gas industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety.  In addition, Argentina is currently in a period of economic crisis due largely to poor monetary policies and large amounts of debt.

Sénégal Political Risks

Mineral exploration and mining activities in Sénégal may be affected in varying degrees by political stability and government regulations relating to the mining industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety.  In addition, the Company has entered into contractual arrangements with the Government of Sénégal that contain time-sensitive performance requirements.  Further, the Company will be dependent on the receipt of government approvals or permits for the timely performance of its exploration activities and any delays in obtaining such approvals or permits could affect the status of the Company’s contractual arrangements or its ability to meet its contractual obligations and could result in the loss of its interest in mineral properties.

Dividends

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

Share Price Volatility; Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company's common stock fluctuated from a low of $0.345 to a high of $0.62 in the period beginning February 28, 2005 and ending on the date of this Annual Report.  There can be no assurance that these price fluctuations will not continue to occur.

Company's Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgements

The Company and its officers and all but one of its directors are residents of countries other than the United States, and all of the Company's assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgements obtained in United States courts, including judgements predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

The Company believes that a judgement of a United States court predicated solely upon civil liability under United States securities laws would probably be enforceable in Canada if the United States court in which the judgement was obtained has a basis for jurisdiction in the matter that was recognised by a Canadian court for such purposes.  However, there is doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

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

The Company has three subsidiaries.  Irie Isle Limited is incorporated in the British Virgin Islands and is wholly owned by the Company.  Cynthia Holdings Limited is incorporated in the British Virgin Islands and is owned by Irie Isle Limited as to 82.48%.  Exploraciones Oromin, S.A. is incorporated in Argentina and is wholly owned by the Company, however, the Company is in the process of making Exploraciones Oromin, S.A. a wholly owned subsidiary of Cynthia Holdings Limited.

The head office and principal office address of the Company is located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Canada.  Its telephone number is 604-331-8772.

Acquisition of the Santa Rosa Property, Argentina

The Company has an 82.48% interest in the Santa Rosa Property, as more fully described under  “Item 4 - Information on the Company - D. Property, Plants and Equipment” below.  On March 20, 2001, the Secretariat of Energy of the Republic of Argentina approved the Company’s bid to acquire a 100% interest in the oil and gas exploration rights for exploration block #CC&B-9 (the “Santa Rosa Property”), covering 7,694 square kilometres in the Cuyana basin in the Province of Mendoza in central Argentina.  These rights are for a period of 25 years and give the Company the right to carry out production on the Santa Rosa Property should commercial quantities of hydrocarbons be discovered.  The Company was obliged to spend a minimum of US$600,000 (already incurred) on exploration of the Santa Rosa Property under the terms of its bid.

The Company is presently attempting to obtain all necessary permits to allow it to begin drilling.

On June 26, 2002, the Company, through its wholly owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002.  The Agreement has been amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for 212.415 shares of Cynthia (representing a 17.52% effective interest in its Santa Rosa Property) and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited (“Irie”), received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interest.  Surge has elected not to acquire any further interest in the Santa Rosa Property.

Subject to funding, Irie and Surge will jointly undertake the next phase of the exploration program, at an estimated cost of US$1,350,000, which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne proportionately by each party or suffer dilution.

Acquisition of the Sabodala Property, Sénégal

The Company has the right to acquire a 100% interest in the Sabodala Property, as more fully described under  “Item 4 - Information on the Company - D. Property, Plants and Equipment” below. The Direction de Mines of Sénégal awarded the exploration concession to the Company on behalf of the Oromin Joint Venture Group through an international selection process concluded in October 2004.  The Oromin Joint Venture Group (“OJVG”) is a proposed joint venture between the Company as to 43.5%, Bendon International Ltd. (“Bendon”) as to 43.5% and Arab African Petroleum Company (“Arapco”) as to 13%, with the Company providing exploration and management services.  In order to acquire its interest in the Sabodala Property, the OJVG must spend at least USD$8 million on exploration of the Sabodala Property by April 17, 2007.

Under the proposed terms of the OJVG agreement, Bendon will provide the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million.  Bendon has agreed to arrange financing, through an equity placement in the Company, of at least US$4 million of the Company’s expenditure commitment.  Bendon will also take a lead role in arranging any production financing that the OJVG may require.  Arapco holds a free carried interest until the initial USD$8 million commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution.

Acquisition of the Carneirinho Property, Brazil

The Company and Lund Gold Ltd. (“Lund”) have an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property is structured as a two-stage option with Lund and the Company jointly acquiring a 50% interest at each stage. In order to exercise the first option, Lund and the Company must pay the vendor US$50,000 on or before April 30, 2005 and a total of US$1,700,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, Lund and the Company must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

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

In March 2001, the Company acquired a 100% interest in the oil and gas exploration rights for the Santa Rosa Property in central Argentina and exploration of the Santa Rosa Property is now the principal business activity of the Company.   In June 2002, the Company, through its wholly owned subsidiary Cynthia Holdings Limited (“Cynthia”), agreed to sell an effective 50% interest in its Santa Rosa Property. The Agreement has been amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for 212.415 shares of Cynthia (representing a 17.52% effective interest in its Santa Rosa Property) and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited, received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interest.

In October 2004, the Company was awarded an exploration concession known as the Sabodala Property in the Republic of Sénégal. The exploration concession grants the Company the sole right to acquire a 100% interest in the Sabodala Property by spending at least USD$8 million on exploration of the Sabodala Property by April 17, 2007.  The Sabodala Property will be held by the Oromin Joint Venture Group (“OJVG”), a proposed joint venture between the Company as to 43.5%, Bendon International Ltd. (“Bendon”) as to 43.5% and Arab African Petroleum Company (“Arapco”) as to 13%.  Under the proposed terms of the OJVG agreement, Bendon will provide the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million.  Bendon has agreed to arrange financing, through an equity placement in the Company, of at least US$4 million of the Company’s expenditure commitment and will also take a lead role in arranging any production financing that the OJVG may require.  Following the completion of the initial USD$8 million commitment is completed, the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution.

In January 2005, the Company and Lund Gold Ltd. (“Lund”) were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property is structured as a two-stage option with Lund and the Company jointly acquiring a 50% interest at each stage. In order to exercise the first option, Lund and the Company must pay the vendor US$50,000 on or before April 30, 2005 and a total of US$1,700,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, Lund and the Company must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the resource properties owned by each of the Company’s subsidiaries:

Oromin Explorations Ltd. (B.C. corporation)

Irie Isle Limited 100% (BVI corporation)		Sabodala Property 43.5%**

Cynthia Holdings Limited 82.48%* (BVI corporation)		Carneirinho Property 50%

Exploraciones Oromin, S.A. 100%* (Argentine corporation)

Santa Rosa Property 100%

*   pending completion of the transfer of Exploraciones Oromin from the Company to Cynthia currently in process.

** pending signing of the proposed joint venture agreement.

D.

Property Plants and Equipment

The properties of the Company are in the exploration stage only and are without known reserves.  The Company has not had any revenue from any resource products in the last three fiscal years.

Santa Rosa Property, Argentina

Dr. Norman Haimila, Ph.D., the Company’s consulting geologist, is the qualified person responsible for the preparation of the technical information concerning the Santa Rosa Property in this document.

Title

The Company owns, through its majority controlled Argentina subsidiary, Exploraciones Oromin, S.A. (“Oromin”), an 82.48% interest in exploration block #CC&B-9 (the “Santa Rosa Property”) pursuant to Resolution No. 2 issued by the Secretariat of Energy and Mining on March 16, 2001 pursuant to International Public Bidding No. E-01/92 (“Plan Argentina”), Fiftieth Bid.  The Resolution grants Oromin an Exploration Permit to explore for hydrocarbons over the area covered by the exploration block for three exploration periods totalling six years.  The Exploration Permit will be converted to an Exploitation Permit if commercial quantities of hydrocarbons are found.  The Exploitation Permit allows for the extraction of hydrocarbons for a period of twenty-five (25) years with a possible ten (10) year extension.  Formal title to the Santa Rosa Property has not yet been issued.

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002.  The Agreement has been amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for 212.415 shares of Cynthia (representing a 17.52% effective interest in its Santa Rosa Property) and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited (“Irie”), received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interest.  Surge has elected not to acquire any further interest in the Santa Rosa Property.

Subject to funding, Irie and Surge will jointly undertake the next phase of the exploration program, at an estimated cost of US$1,350,000, which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne proportionately by each party or they will suffer dilution.

Location, Access & Physiography

The Santa Rosa Property is comprised of exploration block #CC&B-9, covering 7,694 square kilometres in the Cuyana basin in the Province of Mendoza in central Argentina.  The Santa Rosa Property is situated over the dome centred on 33°15'S Latitude and 67°40'W Longitude.  The block extends from 52km to 130km east of the city of Mendoza and extends north from Rio Tunuyan for approximately 100km.  The centre of this area is approximately 925km, west of Buenos Aires, the capital city of Argentina.

The National Highway Ruta 7 lies within and along the southern boundary of the block sub-parallel to Rio Tunuyan as do gas and oil pipelines.  A railroad also used to run along this corridor but operations on it have been suspended.  At present there is no plant or equipment on the Santa Rosa Property that is related to the Exploration Permit.

The Santa Rosa Property is situated on the gentle eastern slope of the Andes.  The western side of the block is approximately 600m above sea level.  Local elevations only vary about 20m over fairly large areas.  The region is arid with scrub brush covering low stabilised dune fields.  Irrigated farmland exists along the Rio Tunuyan and ranching occurs in the desert areas.

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

Regional and Local Geology

The Cuyana Basin is situated in west central Argentina between 32°S and 34°30'S Latitude.  Related basins extend from 28°S to 36°S Latitude.  The Cuyana Basin is part of a graben complex that includes the Los Tordillos,

Nacuñan, Tupungato, Cacheuta and California Subbasins and depocentres.  The main bounding faults are located to the southwest of the Cuyana Basin and northeast of the Beazley and Mascasin Subbasins.  Several crosscutting faults connect the two boundary fault zones.  Late Triassic alluvial and lacustrine sediments fill the deeper portions of the graben complex and are unconformably overlain by Jurassic conglomerates and by Early Cretaceous volcanics which, in turn, are overlain by Early Tertiary clastics and evaporites.

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

Sedimentation during the Late Triassic was initiated with fanglomerates from alluvial fans filling local depressions within the grabens.  These red-bed sediments, volcaniclastics and flows are known as the Rio Mendoza Formation and the included Las Cabras Formation.  The Las Cabras Formation is unconformably overlain by the transgressive coarse-grained sandstones of the Potrerillos Formation that grades upward into finer-grained sandstones and dark bituminous shales with interbedded tuffaceous beds.  The Potrerillos Formation that may be up to several hundred meters thick is gradationally overlain by the Cacheuta Formation composed of bituminous black shales and mudstones containing thin layers of tuffs.  The Cacheuta Formation may be a couple of hundred meters thick, thinning to zero at the margins of the basin due to depositional thinning and erosion.  The Cacheuta Formation is the richest source rock in the basin.

The Cacheuta Formation grades upward into the regressive Rio Blanco Formation that is composed of grey siltstones and shales with interbeds of fine-to-medium grained sandstones.  The Rio Blanco Formation may be over 800m thick in the Cuyana Basin, thinning to zero at the margins of the basin and around arches by depositional thinning and erosion.

The Triassic section is truncated by a regional unconformity that, locally, may have removed the entire sequence.  It is overlain by reddish conglomerates and sandstones of Jurassic to Lower Cretaceous Barrancas Formation up to 150m thick.  The Barrancas Formation is in turn, unconformably overlain by up to 180m of volcanic flows of the Punta de las Bardas Formation in the centre of the basin.  Also in the centre of the basin are up to 150m thick remnants of the Early Tertiary Papagayos and Divisadero Largo Formations.

Following a depositional hiatus in which the Andes Mountains began to form, the truncated Early Tertiary and earlier sediments were unconformably overlain by the Late Tertiary Mariño Formation.  The Mariño Formation begins with the Conglomerate Violaceo that is composed of conglomerates and sandstones at its base in the west and grades upward and eastward into argillaceous sandstone.  Away from the Andean source areas the overlying Mariño Formation contains higher proportions of mudstones that merge upward into shaley tuffaceous sandstones of the Lower Grey Tuffs and then other Late Tertiary Formations.

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

Based on a geothermal burial history in the Beazley Basin the Cacheuta Formation should have been buried to depths greater than 2400 meters and preferably to depths greater than 2800 meters in order for it to reach maturity and to generate hydrocarbons.  A small area of the Cacheuta Subbasin between the two productive anticlines and the main part of the Cuyana Basin consisting of the Tupungato and California Subbasins in front of the Precordillera should be the main sites of hydrocarbon generation in Mendoza Province.  Only small portions of the Los Tordillos, Nacuñan and Beazley Subbasins have been buried deeply enough to have generated early maturing hydrocarbons.

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

Political and Legal System

Under its Constitution, Argentina is organised as a federal republic on lines similar to those of the United States.  The country is currently divided into 23 provinces and the federal capital, the City of Buenos Aires.

The federal government consists of the executive branch, which is headed by the President; the legislative branch (Congress), consisting of two chambers, the senate and the chamber of deputies; and the judicial branch.  Provincial governments are organised along similar lines.  The President is elected for a period of four years, with the possibility of immediate re-election.  The courts of justice, headed by the Supreme Court represent the judicial branch at the federal and provincial levels.  Legal concepts have their origin in Roman Law and the Napoleonic Code.

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

Argentina’s energy industry was revitalised in the 1990s as a result of drastic restructuring, the privatisation of the state oil company YPF, and increased private and foreign investment, the latter a result of favourable investment and tax laws.  Many foreign firms have entered the Argentine oil market, attracted by prospects of regional energy integration occurring in South America.

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

The protection of the environment and the conservation of the natural resources within the sphere of the oil and gas activities is the purpose of Article 69 of Law # 17,319.  Secretariat of Energy Resolutions #105 and #236 among others, protect the environment and the conservation of the natural resources during the exploration and exploitation of the hydrocarbons stages.  This set of rules apply to corporations or group of corporations, concessionaires, permissionaires and operators whose activities fall under the scope of National jurisdiction and have authorisation to explore or exploit hydrocarbons in an area.

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

Sabodala Property, Sénégal

Henry J. Awmack, P. Eng., the Company’s consulting geologist, is the qualified person responsible for the preparation of the technical information concerning the Sabodala Property in this document.

Title

The Company has the right to acquire a 100% interest in an exploration concession (the “Sabodala Property”) governed by a Mining Convention signed February 17, 2005 with the Government of Sénégal.  The Direction de Mines of Sénégal awarded the exploration concession to the Company on behalf of the Oromin Joint Venture Group through an international selection process concluded in October 2004.  The Oromin Joint Venture Group (“OJVG”) is a proposed joint venture between the Company as to 43.5%, Bendon International Ltd. (“Bendon”) as to 43.5% and Arab African Petroleum Company (“Arapco”) as to 13%, with the Company providing exploration and management services.  In order to acquire its interest in the Sabodala Property, the OJVG must spend at least USD$8 million on exploration of the Sabodala Property by April 17, 2007.  The OJVG has the right to complete a feasibility study within a 9-10 month period following the exploration phase, upon which the concession can be converted to an exploitation concession.  Upon conversion of the concession from an exploration to an exploitation concession, the OVJG must establish an operating company to further develop the Sabodala Property and must offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.  The Government of Sénégal will receive a 10% interest in the operating company at no cost and a royalty of $US 6.50 per ounce of gold produced.

Under the proposed terms of the OJVG agreement dated for reference May 12, 2005, Bendon will provide the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million.  Bendon has agreed to arrange financing, through an equity placement in the Company, of at least US$4 million of the Company’s expenditure commitment.  Bendon will also take a lead role in arranging any production financing that the OJVG may require.  Arapco holds a free carried interest until the initial USD$8 million commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution.

Location, Access & Physiography

The Sabodala Property is located approximately 580 kilometres ESE of Sénégal’s capital city of Dakar (Figure 1).  The property is centered at 13º 09’ North Latitude and 12º 06’ West Longitude.

The Sabodala Property is reached by unpaved all-weather roads from the towns of either Kédougou (2¾ hours) or Tambacounda (3-4 hours), each of which supplies all basic services, and is criss-crossed by a network of roads and trails.   A 1200-metre paved airstrip in good condition is located on the laterite plateau north of Falombo, near the boundary between the Sabodala exploration and exploitation concessions.  There are at least four small villages on the exploration concession, each of which houses 100-300 people and are surrounded by a scattering of small fields of sorghum, cotton, etc.

Topography on the property is gentle to hilly.  Approximately 20% of the property is covered by flat-lying lateritic plateaus.  Outcrops cover less than 1% of the property, generally limited to roadcuts, ridges and creeks.  Elevations range between approximately 150 and 420 metres, with broad, poorly incised drainages.  The climate is characterized by dry (November to June) and rainy (July to October) seasons in a subtropical regime.  Vegetation is of a tall-grass savannah type; fauna includes warthogs and various species of monkeys and birds.

Plant and Equipment

At present, there is no underground or surface plant or equipment on the Sabodala Property.

Regional and Local Geology

The Sabodala Property lies within the Kédougou-Kéniéba Inlier of the West African Craton, which comprises Archean and Lower Proterozoic terranes.  The West African Craton underlies much of Ghana, Burkina Faso, Ivory Coast, Liberia, Sierra Leone and parts of Guinea, Mali and Sénégal.  These terranes are partially covered by undeformed, Upper Proterozoic to recent formations.

Three Lower Proterozoic (Birimian) volcano-sedimentary sequences have been identified within the Kédougou-Kéniéba Inlier.  From west to east, these are the Mako, Dialé and Daléma Supergroups.  The Mako Supergroup, which entirely underlies the Sabodala Property, consists largely of mafic to intermediate flows and volcaniclastics, with a regional trend of 020º-040º.  A mafic to ultramafic igneous unit forms discontinuous thick intercalations within the volcanic sequences.  The Dialé Supergroup consists of thick successions of metasedimentary and metavolcanic rocks with a sub-horizontal to moderately inclined dip.  Greywacke is dominant, locally with elongated lenses of polymictic conglomerate.  Mafic to intermediate flows, breccias and tuffs form extensive but discontinuous intercalations.  The Daléma Supergroup is comprised of sandstones and shales which form thick successions with subvertical foliation striking NNW to NNE (Titaro and Laroux, 2001).

Several intrusive types have been recognized within the Kédougou-Kéniéba Inlier:  (i) large, elongated felsic to intermediate plutons, often with oriented fabric, such as the Saraya and Badon-Kakadian Batholiths; (ii) smaller equant intrusions of granitic to granodioritic composition; and (iii) mafic to felsic dykes.

Two major systems of shear zones have been recognized in the Kédougou-Kéniéba Inlier, both mapped over several tens of kilometres.  The Sénégal-Malian Shear Zone, which trends approximately 350º, forms the tectonic contact between the Daléma Supergroup to the east and the Mako and Dialé Supergroups to the west.  The Kakadian-Kérékoto Shear Zone trends northeasterly to northerly, separating the Mako Supergroup to the west from the Dialé Supergroup to the east.  Splays of the Kakadian-Kérékoto Shear Zone pass through the Sabodala Property and host the adjacent Sabodala deposit.

A number of orogenic gold deposits have been discovered in the past twenty years, associated with the systems of shear zones in the Kédougou-Kéniéba Inlier.  The Sabodala deposit, which is located on a separate exploitation concession surrounded by the Sabodala Property, is associated with the Kakadian-Kérékoto Shear Zone.  Approximately 75-80% of the gold at the Sabodala deposit is hosted within a 50-metre wide pyritic stockwork within silica-carbonate-sericite altered mafic to intermediate flows and tuffs and a subvolcanic quartz diorite porphyry.  This stockwork plunges ~20º towards the NNW and has been traced in drilling for 200-300 metres in an east-west direction and 400-500 metres north south.  Grade within the stockwork increases with increasing fracture density and alteration.  The remainder of the gold at the Sabodala deposit is hosted by siliceous breccias and quartz veins associated with moderately east-dipping shear zones (BRGM, 1983).  In 1994 Paget estimated “measured and indicated reserves” of 2.97 million tonnes @ 4.92 g/tonne Au (470,000 contained ounces Au) for the Sabodala deposit (Geostec, 2004).  This is an unsubstantiated historical estimate of unknown reliability and unclear terminology which does not conform to NI 43-101 standards, but could be considered relevant as background information on an adjacent property.

In western Mali, several producing and construction-stage gold mines are associated with the Sénégal-Malian Shear Zone (Figure 3).  Iamgold’s Yatela and Sadiola mines produced 218,000 and 452,000 ounces of gold respectively in 2003 (Iamgold 2003 Annual Report); gold mines are currently under construction at Loulo and Tabakoto by Randgold Resources and Nevsun Resources, respectively, with production expected in mid-2005 at each.

The only property-wide mapping of the Sabodala Property was carried out by BRGM in the early 1960’s as part of a nation-wide 1:200,000 mapping program (BRGM, 1963a, b).  The central part of the Sabodala Property was later mapped by Husson et al (1987) who recognised three main lithological units trending north-northeasterly.  The bulk of the area mapped is underlain by recessive andesitic volcanics (Unit III), generally light green in colour and carbonate-altered.  The andesite locally shows breccia textures; pillows are present mainly near its contact with Unit IV.

Unit IV, which outcrops very poorly, is composed of intermediate to felsic tuffs bounded along each contact by jasper beds.  Two northerly to northeasterly-trending bands of Unit IV are present.  The western tuff band has a maximum thickness of 100 metres and hosts the Sabodala gold deposit.  The eastern tuff band is 500 - 1000 metres thick and can be differentiated into fine-grained siliceous tuffs and chlorite-sericite crystal tuffs.  Jasper is well developed along the contact between the western tuff band and the Unit III andesites, where it is fairly continuous and thicker than five metres; it is discontinuous and narrow (less than 1 metre) in the eastern tuff band.

Metasedimentary rocks (Unit V) are exposed to the east of the eastern tuff band.  They are sandy, locally arkosic and have rare volcanic interbeds.  The distribution of intrusives has not been mapped on a property-wide scale, but syntectonic, late-tectonic and post-tectonic granitoids have all been reported in the area (BRGM, 1963).

The mapped area was thought by Husson et al (1987) to represent an antiform cored by the andesites of Unit III, with a presumed axial plane trending 215º/70ºW.

Husson et al (1987) mapped three north-northeasterly trending shear zones (CD1-3) and one northeasterly trending shear zone (CD4) crossing the mapped part of the property, subparallel to the axial plane.  Gold prospects are associated with each of the shear zones:

•

CD1:  Sabodala deposit1 and Soukhoto1

•

CD2:  Dinkokono1, South Sabodala1 and Maka Madina2

•

CD3:  Masato1,2

•

CD4:  Kerekounda2 and Goulouma2

1Sabodala exploitation concession; 2Sabodala Property

Shear zones CD1 and CD4 follow the contacts between Units III and IV.  The nature of the jasper found along these contacts, whether syngenetic or related to alteration, is not clear.  Shear zones CD2 and CD3 were thought by Husson et al to be hosted within linear bands of mylonitized and silicified mafic or ultramafic rocks within the andesite package (Unit III); the apparent difference in composition may be due simply to alteration along the shear zone, and in particular, the abundance of fuchsite.  Shear zones CD2 and CD3 are resistant to weathering and form prominent outcrops at Maka Madina and South Sabodala.

The Sabodala Property is prospective for hosting an orogenic gold deposit.  This relatively new classification (Groves et al, 1998) combines several earlier deposit groups (e.g. lode-gold, mesothermal gold, greenstone gold, Archean gold, iron formation-hosted gold) and reflects a recognition that all these deposits have similar temporal and spatial associations with orogenesis.  This very important category includes some of the largest gold deposits and districts in the world (e.g. Kalgoorlie in Australia, Timmins in Ontario and Ashanti in Ghana).  This type of deposit is typically hosted by granite-greenstone terranes that comprise large parts of Archean and Early Proterozoic cratons, including the West African Craton that underlies the Sabodala Property.

These deposits are characterised by structurally controlled quartz-carbonate vein systems hosted by deformed, regionally metamorphosed terranes.  These systems are typically associated with crustal-scale fault structures, although lower-order shear zone splays host the most abundant gold mineralization.  Deposition of gold is generally synkinematic, syn- to post-peak metamorphism and is largely restricted to the brittle-ductile transition zone.

Quartz, carbonate, mica, albite, chlorite, pyrite, scheelite, tourmaline, siderite, grunerite, garnet, hornblende and hedenbergite dominate alteration mineral assemblages, although there is much inter-deposit variation.  The absolute timing of mineralisation has revealed that gold was deposited over large areas during short time periods.  Among Archean and Early Proterozoic orogenic gold deposits, much variability exists in characteristics such as host rock and structural style, but other characteristics, such as the structurally late timing of gold deposition and fluid properties are remarkably consistent.

The West African craton hosts a number of multi-million ounce orogenic gold deposits (Milesi et al, 1989).  The majority of the gold is hosted within Early Proterozoic Birimian volcano-sedimentary belts, similar to those of the Kédougou-Kéniéba Inlier, where the Sabodala exploration concession is located.  There are already two producing gold mines of this type in the Kédougou-Kéniéba Inlier and another two with production scheduled for 2005.

Mineralization

A number of orogenic gold prospects have been recognised on the Sabodala Property, all but one of which are associated with the four NNE to NE trending shear zones which have been recognised to date.

Goulouma

Goulouma consists of extensive quartz veining within an area of very little outcrop exposure.  Maurin and Sy (1992) reported 8 veins within an area measuring 1000 x 1,400 metres, with widths of 0.3 to 5.0 metres and a variety of orientations.  At that time, BRGM carried out a program of hand trenching on seven of these veins, reporting trace to 4.3 g/t Au from the veins themselves.  An eighth vein in the area was not trenched, but a 29.7 g/t Au grab sample was reported (FQ-8).  In most cases, the wallrocks to the veins were not exposed by the shallow trenches, but “channel samples” were taken from the colluvium bordering the veins and reported generally higher grades than the vein they flanked.  For instance, trench GOL-T33 exposed a 0.5 metre glassy quartz vein assaying 0.6 g/t Au, flanked by colluvium averaging 17 g/t Au over 3 metres on one side and 7 g/t Au over 3 metres on the other side.  These results suggested that gold mineralization in the Goulouma area is not primarily hosted by the massive quartz veins.

In 2004, the Company examined and sampled three quartz veins and their saprolitic wallrocks in the Goulouma area.  Since 1991, artisanal pitting to a depth of 2-3 metres has provided good exposures of both veins and wallrocks in the Goulouma area.  The three sampled pits, located with GPS, cannot be correlated with any confidence to the vein locations reported by Maurin and Sy (1992); it appears that the 1991 vein locations are plotted inaccurately.  The three veins examined by the Company are located within an area of 100 x 350 metres; it seems likely that veining is present over a larger area than sampled by the Company, obscured by thick vegetation and low relief, but may be less extensive than mapped by Maurin and Sy (1992).  The veins consist of milky to vitreous, locally ribboned, quartz with lesser carbonate and chlorite, and local boxwork after minor sulphides.  They are emplaced into altered phyllite whose foliation consistently trends 230º/75ºNW and which contains sparse quartz veinlets and disseminated pyrite.  The westernmost pit sampled (Pit “B”), returned only 254 ppb Au from the 59 cm milky to vitreous, ribboned quartz vein itself, but its altered and limonitic hanging wall assayed 15.8 g/tonne Au across a true width of 2.30 metres (Table 8.0.1).  The wallrock contained less than 1% milky quartz in patches and its high assay may be due to disseminated or fracture-controlled gold mineralization.  The other two pits had narrower exposures of vein and wallrock; at Pit “A”, vein and wallrock assayed 3.82 and 4.52 g/t Au, respectively, and a combined sample at Pit “C” assayed 1.41 g/t Au.

Maurin and Sy (1992) reported three more veins, centred about 1600 metres east of the Goulouma area, which were being worked artisanally at the time.  They reported no sampling results from these veins and the author did not examine them.

Kerekounda

Shallow drilling was carried out at Kerekounda in the 1970’s by the Soviet-Sénégal team (11 holes; 574m) and in 1982 by BRGM (5 holes; 362m), leading to the estimation of a “resource” of a few tens of thousands of tonnes.  Almost no data from these programs is available and limited mining in the 1990’s probably removed the identified “resource”.  The mineralization is described as “two white quartz veins of about 2m thickness”, trending 035º-040º and dipping south within quartz-carbonate altered tuffaceous wacke and schist (Guillou, 1982).

BRGM carried out a soil geochemical grid over the Kerekounda vein exposure in 1987 (Husson et al, 1987), taking samples on a 200 x 50m spacing.  The Kerekounda vein is marked by a 250 x 600 metre northerly-trending soil anomaly (less than 100 ppb Au) with a peak value of 3000 ppb Au.

During the 1990’s, Eeximcor excavated a pit measuring approximately 15 x 40 metres in surface area and up to 15 metres deep on the Kerekounda vein and a subsidiary vein, apparently centered on their intersection.  Subsequent artisanal workings extend to a depth of 5-10 metres in places along the veins.  The author took a sample across an unmined remnant of the subsidiary vein and its wallrock.  Although it included only 4 cm of veining, this sample assayed 3.34 g/t Au across its 92 cm width.

Masato

The Masato prospect straddles the boundary between the Sabodala exploitation concession and the surrounding Sabodala Property, approximately 1.5 kilometres east of the Sabodala deposit.  It was discovered during investigation of a 1981 soil geochemical anomaly (less than 200 ppb Au) measuring 400 x 1,200 metres and followed up with two 1987 bulldozer trenches and eleven 1991 drillholes (1,115 metres).  No plan map, sections or drill logs are available from the 1991 drilling, just drillhole orientation data, summary descriptions and gold-bearing intersections.  Nine holes were drilled on the northern hill at Masato on 5 sections (16-20) spaced 100 metres apart and oriented at 115º.  Two holes were drilled on the southern hill on 2 sections (14-15) spaced 100 metres apart and oriented at 075º (Maurin and Sy, 1992).  The following table summarizes the 1991 Masato drill data:

Hole Number	Section Number	Azimuth (º)	Incline (º)	Depth (m)	From (m)	To (m)	Length (m)	Au (g/t)
MA-01	19	125	-45	152.05	57.00	62.10	5.1	6.1
				incl.	64.3	69.55	5.25	12.0
MA-02	20	122	-45	128.05	---	---	---	---
MA-03	18	125	-45	130.00	39.15	47.60	8.45	1.6
MA-04	18	125	-45	72.10	34.00	39.60	5.60	4.3
MA-05	16	125	-45	70.75	48.15	70.75	22.60[1]	1.8
MA-06	17	125	-45	66.10	22.00	28.00	6.00	3.0
MA-07	16	125	-45	137.00	---	---	---	---
MA-08	15	075	-45	104.00	4.90	21.10	16.20	1.85
				incl.	39.75	43.85	4.10	7.85
MA-09	17	125	-45	62.00	---	---	---	---
MA-10	20	125	-45	52.15	23.35	37.20	11.85	1.17
MA-11	14	075	-45	141.00	---	---	---	---

1Bottoms in mineralization.

Four drill collars were located in the field by the Company, but only two (MA-05 and MA-07) could be positively identified.  GPS locations of the collars show these holes to be located entirely in the Sabodala exploration concession.  The Company took a chip sample across 1.2 metres of road cut on the exploration concession, about 40 metres south of hole MA-05 (22.6 metres @ 1.8 g/tonne Au), possibly from a similar style of mineralization.  This sample, which contained a few narrow quartz veins with fuchsite-bearing envelopes in altered schist, returned 889 ppb Au.

Until the remaining drill collars can be located in the field or on a plan map, it will remain uncertain whether the mineralization reported for the Masato prospect is located on the Sabodala exploitation concession or the Sabodala Property, or whether the intersections form a coherent body.  Regardless, the drilling returned some encouraging intersections, including 4.1 metres @ 7.85 g/tonne Au and 5.25 metres @ 12.0 g/tonne Au, which deserve to be followed up.

Kobokoto

The Kobokoto vein is a vitreous to milky quartz vein in an area with little or no outcrop exposure.  Hand trenching was carried out by the Soviet-Sénégal mission in the 1970’s and three bulldozer trenches were excavated by BRGM in 1991.  Neither the hand-trenches nor the bulldozer trenches exposed bedrock except for the Kobokoto vein itself.  Trenching exposed the vein along a strike length of 140 metres at an orientation of 060º/70ºSE, with widths of 0.5 to 2.0 metres.  Trench samples were reported in a range from 0.7 metres @ 2.3 g/tonne Au to 0.5 metres @ 42.3 g/tonne Au (Maurin and Sy, 1992).

Since 1991, the Kobokoto vein has been subjected to limited artisanal working; the only vein exposures left are of fairly massive quartz without limonite or sulphide.  The Company took two samples from the Kobokoto vein.  Sample 271711 (43.8 g/tonne Au) was taken from weakly limonitic quartz blocks at the side of a 48 cm wide exposure of massive, apparently unmineralized, quartz.  Rare flecks of visible gold were noted in these blocks, which were apparently derived from a footwall section of the vein at least 40 cm in width.  The grade of sample 271711 correlates well with the 63.5 g/tonne Au reported by Maurin and Sy (1992) for a random sample of quartz blocks at this location.  Sample 271712 (178 ppb Au) was taken by the author from quartz vein blocks about 70 metres to the northeast of 271711.  Most of these quartz blocks were massive and non-limonitic; Maurin and Sy reported 5.0 g/tonne Au for their sample at this location.

Maka Madina

An isolated outcrop of intensely silicified and hematitic shear zone is exposed in a broad creek valley near the village of Maka Madina.  The shear zone trends 205º/65ºW, with an exposed width of 3.35 metres.  Sample 271721, taken by the Company across this shear zone, returned only 100 ppb Au.  However, this shear zone aligns well with CD2, which has localised the South Sabodala prospect 2.7 kilometres to the north.  The South Sabodala prospect, which lies on the Sabodala exploitation concession, 400-600 metres north of the boundary of the Sabodala Property, is associated with a shear zone that appears similar to the Maka Madina exposure.  The South Sabodala prospect has been drilled along three sections, spaced 100 metres apart, with intersections on each section of 12.15 metres @ 6.85 g/tonne Au, 69.15 metres @ 1.93 g/tonne Au and 32.0 metres @ 3.40 g/tonne Au.  It remains open to the south, toward the boundary with the exploration concession.

BRGM reported a subcrop sample in 1981 from Maka Madina grading 64 g/tonne Au (Maurin and Sy, 1992); the exact location of this sample is not known.  In 1987, they carried out soil sampling over the Maka Madina area with negative results, not surprising considering the alluvial and lateritic cover.  In 1991, they cut two bulldozer trenches, one of which was located a few metres downslope from the silicified shear zone outcrop.  With the exception of the silicified shear zone in this trench, only alluvium and colluvium were encountered in the trenches and no sampling was done (Maurin and Sy, 1992).

Exploration History

The first report of gold in the vicinity of the Sabodala Property was made in 1961 by a regional mapping program by the Bureau de Recherches Géologiques et Minières (BRGM), who noted artisanal workings and “quartzites” with 3-6 g/tonne Au near the village of Sabodala.  From 1971 to 1973, a Soviet-Sénégalese governmental program explored an area of 1400 km2 for hard-rock gold deposits and reported on 76 occurrences.  The Soviet-Sénégalese mission discovered the Sabodala deposit and focused their efforts, including soil geochemistry, geophysical surveys, trenching and drilling, on it.  However, they also described and carried out some work on the current exploration concession that comprises the Sabodala Property, including hand trenching on the Kerekounda, Kobokoto and Goulouma prospects and 11 drillholes (574m) at Kerekounda.  This drilling resulted in an estimate for vein mineralization at Kerekounda of 70,000 tonnes grading 31.5 g/tonne Au across an average width of 1.68 metres (BRGM, 1980).  This is an unsubstantiated historical estimate of unknown reliability that does not conform to NI 43-101 standards and has subsequently been mined.  From 1976 to 1985, BRGM carried out successive programs (almost entirely on the current exploitation concession) to establish a resource for the Sabodala deposit, including geophysical surveys, metallurgical work and drilling.  The only significant work reported on the Sabodala Property during these programs consisted of 5 drillholes (362m) at Kerekounda (Maurin and Sy, 1992).

In 1987, when it became apparent that the Sabodala deposit needed more oxide gold resources to be viable, BRGM extended their surface work to a radius of six kilometres from the deposit with geological mapping, soil geochemistry and hand trenching on both the current exploration and exploitation concessions (Husson et al, 1987).  This work led to bulldozer trenching and drilling in 1991, including 11 drill holes (1,115m) on the Masato prospect, which lies on the border between the exploration and exploitation concessions.  Shallow hand trenches showed widespread quartz veining in the Goulouma area and returned grades up to 39.6 g/tonne Au from colluvium; grab samples from the Kobokoto Vein assayed up to 63.5 g/tonne Au (Maurin and Sy, 1992).

With the exception of the Kerekounda area, no work other than artisanal pitting has subsequently been reported on the Sabodala Property.  Small-scale open pit mining to a depth of 10-20 metres was carried out at Kerekounda by Eeximcor, a Sénégalese company, from 1994 to 1998, removing a few tens of thousands of tonnes of material.  Presumably, this would have removed the bulk of the resource previously estimated for Kerekounda.

In the past few years, exploration work for orogenic gold deposits has been initiated on several properties adjoining the Sabodala concession such as the Kounemba concession of Randgold Resources.

Exploration - Recent Results

With the exception of the ten check samples taken by the Company and discussed under the heading “Mineralization” above, the Company has not carried out any exploration work on the Sabodala concession.  The Company has, however, begun the first phase of the work program recommended in the “Summary Report on the Sabodala Exploration Concession” dated March 14, 2005 by Henry J. Awmack, P.Eng. discussed below.

Proposed Exploration

The Company intends to undertake the two-phase exploration program for the Sabodala Property recommended in the “Summary Report on the Sabodala Exploration Concession” dated March 14, 2005 by Henry J. Awmack, P.Eng.  The first phase will consist of property-wide geological, geochemical and geophysical surveys and initial diamond drilling.  If warranted by favourable results from the first phase, Phase II would consist mainly of additional drilling.

The first phase of exploration, at an estimated cost of USD$2,542,276 will consist of property-wide geological mapping and helicopter-borne magnetic surveys, ground soil geochemical surveys and ground induced polarisation (IP) surveys, to be followed by initial diamond drilling.  The airborne magnetic survey will be flown with 75-metre line spacings oriented at 110º, perpendicular to the third-order shear zones, across the entire exploration concession.  If possible, it will also be flown across the Sabodala exploitation concession, to provide information on the magnetic characteristics of the Sabodala deposit itself and extend structures associated with mineralization onto the exploration concession.

Conventional soil geochemical surveys have proved very useful in areas of hilly topography and residual soils in the Sabodala area.  Grid-based conventional soil sampling will be carried out on 50 x 200 metre spacings across the Sabodala Property in areas of residual soils.  An orientation survey to test a number of selective leach geochemical techniques such as mobile metal ion (MMI) should be carried out over the alluvium- and laterite-covered corridor between the Maka Madina and South Sabodala prospects; if it proves successful, this survey could be later extended over other covered parts of the concession.  IP survey lines should be laid out in areas considered favourable from mapping and the results of the geochemical and airborne geophysical surveys.

Diamond drilling will be carried out on a reconnaissance basis to evaluate targets generated by the geological, geophysical and geochemical surveys.  An initial program of 4,000 metres (say, 20 holes @ 100-300 metres) will allow a first pass evaluation of five to ten targets.

If warranted, Phase II, at an estimated cost of USD$5,500,000, would consist of an additional 20,000 metres of diamond and reverse circulation drilling.  Depending upon results, it would also likely include expanded selective leach soil geochemical coverage over the remainder of the property, expanded geophysical surveying, and initial metallurgical, environmental and engineering studies.

Doing Business in Sénégal

The République du Sénégal gained independence from France in 1960 and has maintained a democratic political system.  It is a secular republic with a strong presidency, weak legislature, reasonably independent judiciary, and multiple political parties and is notable as one of the few African states that has never experienced a coup d’etat.  In 2000, power was transferred peacefully in fully democratic elections, from former President Abdou Diouf to current President Abdoulaye Wade.

The president is elected by universal adult suffrage to a 5-year term.  The unicameral National Assembly has 120 members, who are elected separately from the president.  The Socialist Party dominated the National Assembly until April 2001, when in free and fair legislative elections, President Wade’s coalition won a majority (89 of 120 seats).  The Cour de Cassation (the country’s highest appeals court) and the Constitutional Council, the justices of which are named by the president, are the nation's highest tribunals.  Sénégal is divided into 11 administrative regions, each headed by a governor appointed by and responsible to the president. The law on decentralisation, which came into effect in January 1997, distributed significant central government authority to regional assemblies.

Sénégal’s principal political party was for 40 years the Socialist Party.  Its domination of political life came to an end in March 2000, when Abdoulaye Wade, the leader of the Sénégalese Democratic Party (PDS) and leader of the opposition for more than 25 years, won the presidency.  Under the terms of the 2001 constitution, future presidents will serve for 5 years and be limited to two terms.  Wade was the last President to be elected to a 7-year term.

President Wade has advanced a liberal agenda for Sénégal, including privatisations and other market-opening measures. He has a strong interest in raising Sénégal’s regional and international profile.  The country, nevertheless, has limited means with which to implement ambitious ideas. The liberalisation of the economy is proceeding, but at a slow pace. Senegal continues to play a significant role in regional and international organisations. President Wade has made excellent relations with western democracies a high priority.

There are presently some 65 political parties, most of which are marginal and little more than platforms for their leaders. The principal political parties, however, constitute a true multiparty, democratic political culture, and they have contributed to one of the most successful democratic transitions in Africa, even among all developing countries. A flourishing independent media, largely free from official or informal control, also contributes to the democratic politics of Sénégal. The country’s generally tolerant culture, largely free from ethnic or religious tensions, has provided a resilient base for democratic politics.

The former capital of French West Africa, Sénégal is a semi-arid country located on the westernmost point of Africa. Predominantly rural and with limited natural resources, the country earns foreign exchange from fish, phosphates, peanuts, tourism, and services. Its economy is highly vulnerable to variations in rainfall and changes in world commodity prices. Sénégal depends heavily on foreign assistance, which in 2000 represented about 32% of overall government spending--including both current expenditures and capital investments--or African Financial Community (CFA) 270.8 billion (USD$361 million).

Since the January 1994 CFA franc devaluation, the International Monetary Fund (IMF), the World Bank, and other multilateral and bilateral creditors have been supporting the Government of Sénégal’s structural and sectoral adjustment programs. The broad objectives of the program have been to facilitate growth and development by reducing the role of government in the economy, improving public sector management, enhancing incentives for the private sector, and reducing poverty.

With an external debt of USD$3.9 billion, and with its economic reform program on track, Sénégal reached its Heavily Indebted Poor Countries (HIPC) debt relief completion point in April 2004.  Sénégal will apply for cancellation of approximately $850 million in debt from Paris Club and other donors. Progress on structural reforms is on track, but the pace of reform remains slow, as delays occur in implementing a number of measures on the privatisation program, good governance issues, and the promotion of private sector activity.  Sénégal continues to lead the West African Economic and Monetary Union (“WAEMU”) countries in macroeconomic performance. For 2003, inflation was at -0.5%, and in most indicators, Senegal surpassed the WAEMU monetary convergence criteria with a tax revenue to gross domestic product ratio of 18.3%, public investment to tax revenue ratio of 24.4%, and a current account deficit at 4.3%.

Sénégal’s new Agency for the Promotion of Investment plays a pivotal role in the government’s foreign investment program. Its objective is to increase the investment rate from its current level of 20.6% to 30%. Currently, there are no restrictions on the transfer or repatriation of capital and income earned, or investment financed with convertible foreign exchange.  Economic assistance, about $350 million a year, comes largely from France, the IMF, the World Bank, and the United States. Canada, Italy, Japan, and Germany also provide assistance.

Sénégal has well-developed though costly port facilities, an international airport serving 28 international airlines that serves as a regional hub, and advanced telecommunications infrastructure, including a fibre optics backbone and cellular phone penetration approaching 10% of the population.

Sénégal’s mining code is based on French civil law.  The state owns all mineral rights, with the terms of exploration and mining established by contract between the concession holder and the state.  Exploration concessions are generally granted for four years with rights of renewal.  In the case of the Sabodala exploration concession, a term of 22 months was granted to the Company with the right to convert the exploration concession at the end of the 22 month period to an exploitation concession with a term of five years with rights of renewal for up to a further 20 years.  Holders of concessions are also eligible for a special tax regime and various import duty and tax exonerations aimed at promoting the development of the mining sector.

Carneirinho Property, Brazil

The Company and Lund Gold Ltd. (“Lund”) have an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property is structured as a two-stage option with Lund and the Company jointly acquiring a 50% interest at each stage. In order to exercise the first option, Lund and the Company must pay the vendor US$50,000 on or before April 30, 2005 (paid) and a total of US$1,700,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, Lund and the Company must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

The Carneirinho Property is located approximately 200 kilometres southwest of the city of Itaituba within the Tapajós region of north central Brazil.  Extensive former and current garimpeiro workings are located within the Carneirinho Property.  Limited exploration by TVX Gold Inc. in 1996 and 1997 outlined at least two structural trends believed to be components of the Tapajós regional structural zone, a 200 kilometre long regional-scale northeast-southwest trending shear zone that accounts for the majority of gold produced by garimpeiros in the Tapajós region.

The Company and Lund have not yet undertaken any exploration of the Carneirinho Property.  Subject to funding, the Company and Lund plan to undertake a preliminary evaluation that will include geological mapping, prospecting, channel sampling and auger drill sampling.  Additional geophysics covering an area larger than previous ground surveys and core drilling is also proposed as a second phase program.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of exploring its resource properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  The Company does not currently have any producing properties and its current operations are exploratory searches for hydrocarbons or minerals.  During the fiscal year ended February 28, 2005, the Company was primarily engaged in the exploration of its Santa Rosa property in Argentina and the Sabodala Property in Sénégal.  As a result, the Company's future activities may be affected in varying degrees by political stability and government regulation in Argentina and Sénégal, all of which are beyond the control of the Company.  See “Item 3 -  Key Information - D. Risk Factors”.

As at February 29, 2004, the Company had incurred acquisition and exploration costs of $2,310,978 with respect to its Santa Rosa Property in Argentina and during the fiscal year ended February 28, 2005, the Company incurred a further $345,073, however all of the expenditures were reduced to $445,431 due to cost recovery as a result of the cash and shares received from Surge Global Energy Inc. (“Surge”) discussed below.  The major components of cumulative expenditures (before cost recovery) are as follows: acquisition costs of $408,674 or 15% of the total; camp/financing costs of $532,531 or 20% of the total; contractor and geological staff costs of $762,692 or 29% of the total; geophysical costs of $307,788 or 12% of the total and land and legal costs of $472,551 or 18% of the total.

Following the fiscal year ended February 28, 2002, the Company reduced its level of exploration on the Santa Rosa Property while waiting for the sale proceeds from the agreement (the “Agreement”) between Cynthia Holdings Ltd. (“Cynthia”), a wholly-owned subsidiary of the Company, and The Havana Group Inc. (“Havana”) to sell an effective 50% interest in the Santa Rosa Property to Havana.  The Agreement has been amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for 212.415 shares of Cynthia (representing a 17.52% effective interest in its Santa Rosa Property) and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited, received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interest.    Surge has elected not to acquire any further interest in the Santa Rosa Property.

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

As at February 28, 2005, the Company had incurred net acquisition and exploration costs of $1,134,520 with respect to its Sabodala Property in Sénégal, following a cost recovery of $219,036.  The major components of this amount are as follows: exploration office costs of $642,374 or 47% of the total; contractor and geological staff costs of $453,129 or 33% of the total; land and legal costs of $71,016 or 5% of the total; and travel and accommodation costs of $184,091 or 14% of the total.  During the fiscal year ended February 28, 2005, the Company undertook its initial geologic evaluation of and prepared its tender bid for the Sabodala Property, commissioned the preparation of an independent geological report, carried out a GPS ground control study to ensure the accuracy of satellite and airborne data and set up a local exploration office.

Fiscal Year Ended February 28, 2005 Compared to Fiscal Year Ended February 29, 2004

During the fiscal year ended February 28, 2005 the Company recorded interest income of $14,338 and a foreign exchange loss of $117,752.  During the fiscal year ended February 29, 2004 the Company recorded interest income of $4,727 and a foreign exchange loss of $27,960.

Expenses for the fiscal year ended February 28, 2005 were $344,755, up from $274,383 for the fiscal year ended February 29, 2004 primarily due to an increase in office and rent costs by $32,420 to $71,490 as a result of revised cost sharing arrangements with the other companies with which the Company shares office space.  In addition, stock based compensation expense increased by $17,300 to $127,818; travel and public relations costs increased by $12,157 as a result of the increased business activity of the Company; and wages and benefits increased by $13,410 to $33,978 as a result of as a result of revised cost sharing arrangements with the companies that the Company shares offices with.

Net loss for the fiscal year ended February 28, 2005 was $448,169 or $0.02 per share as compared with a net loss for the fiscal year ended February 29, 2004 of $297,616 or $0.01 per share.  The Company expects to incur a net operating loss for the fiscal year ending February 28, 2006.

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

B.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition and exploration of resource properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's properties, the Santa Rosa Property, the Sabodala Property and the Carneirinho Property, are located in Argentina, Sénégal and Brazil, respectively, and as a result the Company's operations on the property may be subject to additional risks.

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  Based on its existing working capital, the Company requires additional financing for its currently held properties during the upcoming fiscal year.  If such funds are not available or cannot be obtained or are insufficient to cover the costs of the Company's exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes in the fiscal year ended February 28, 2005.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing (which it is currently seeking) to incur additional exploration expenditures on its Santa Rosa Property and Sabodala Property and begin exploration of its Carneirinho Property during the fiscal year ending February 28, 2006.

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

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of exploration on the Company’s resource properties.

February 28, 2005 Compared to February 29, 2004

At February 28, 2005, the Company’s current assets totaled $877,621 compared to $528,337 at February 29, 2004.  The increase is due to the sale of a 17.52% interest in the Santa Rosa Property.  During the same period, current liabilities also increased to $1,068,033 from $291,002 due to increased exploration activity and a series of loans arranged to pay exploration office costs associated with the Company’s Sabodala Property.  Included in the Company’s current liabilities was payables or accrued liabilities of $102,573 due to related parties as a result of general and administrative expenses incurred by companies related by way of directors in common and as a result of professional services rendered by directors of the Company.  All such amounts are payable on demand.  As a result, the Company had a working capital of deficiency of $190,412 at February 28, 2005 as compared with working capital of $237,335 at February 29, 2004.  As at both February 28, 2005 and February 29, 2004, the Company had no long-term debt.

At February 28, 2005, the Company had total assets of $3,985,105 as compared with $2,990,680 at February 29, 2004.  The increase is due the sale of an effective 17.52% interest in the Santa Rosa Property.

Share capital as at February 28, 2005 was $11,878,025, up from $11,010,280 as at February 29, 2004 due to the sale of share capital.  During the fiscal year ended February 28, 2005, the Company issued 3,000,000 units at a price of $0.15 per unit to generate net proceeds of $448,818, each unit comprised of one common share and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.25 per share until March 1, 2006.  During the period, the Company also issued 2,781,817 shares pursuant to the exercise of warrants to generate proceeds of $417,727 and 6,000 shares pursuant to the exercise of stock options to generate proceeds of $1,200.

The Company's largest cash outflows in the fiscal year ended February 28, 2005 resulted from resource property expenditures of $1,323,326.  The most significant contribution to working capital in the year ended February 28, 2005 was provided by the sale of a 17.52% interest in the Santa Rosa Property that generated cash proceeds of $832,680. The most significant contribution to working capital in the year ended February 29, 2004 was provided by the sale of share capital that generated net proceeds of $344,409.

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

The Company's largest cash outflow in the fiscal year ended February 28, 2003 resulted from the repayment of a related party loan of $2,246,580.  The most significant contribution to working capital in the year ended February 28, 2003 was provided by the sale of share capital that generated net proceeds of $245,740. The most significant contribution to working capital in the year ended February 28, 2002 was provided by the exercise of share purchase warrants that generated net proceeds of $343,080.

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

Under U.S. GAAP, deferred mineral exploration costs are written off as incurred although oil and gas expenditures are not.  Under Canadian GAAP, the investments held by the Company are recorded at the lower of cost and net realizable value.  Under U.S. GAAP, these investments are classified as “available-for-sale” securities and recorded at market value.  The accumulated difference between cost and market value is recorded as part of comprehensive income.  Under U.S. GAAP, shares issued pursuant to an escrow agreement may be considered to be compensatory in nature under certain circumstances. Compensation is provided for in accordance with Financial Accounting Standards Board (“FASB”) Interpretation 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Awards Plans”, whereby the Company records compensation expense for the amount of equity instruments granted to officers and employees. The compensation expense is adjusted in subsequent periods for changes in the quoted market value of the Company’s shares. If an equity award is forfeited, the Company adjusts compensation expense recorded in the previous periods in the period of forfeiture. Under Canadian GAAP, such escrow shares are not considered compensatory and no provision is required.

Had the Company presented its financial statements in accordance with U.S. GAAP, its income for the fiscal year ended February 28, 2005 would have decreased by $1,165,477 resulting in a loss of ($1,613,646), its loss for the fiscal year ended February 29, 2004 would have increased by $3,000 and its loss for the fiscal year ended February 28, 2003 would have increased by $2,250.

Outlook

In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property and its Sabodala Property and begin exploration of its Carneirinho Property.  Based on its existing working capital, the Company requires additional financing for its currently held properties during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its currently held properties during the fiscal year ending February 28, 2006.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional oil and gas or mineral exploration properties.  None of the Company’s resource properties are in production and, therefore, do not produce any income.

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

G.

Safe Harbour

Statements included here, which are not historical in nature, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including without limitation, statements as to management's beliefs, strategies, plans, expectations or opinions in connection with the Company's performance, which are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate and may differ materially from actual future events or results. Readers are referred to the documents filed by the Company with the pertinent security exchange commissions, specifically the most recent quarterly reports, annual report and material change reports, each as it may be amended from time to time, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Derek Bartlett

Mr. Bartlett is a director of the Company.  He has worked as a geologist and exploration manager for a number of international mining companies since 1966.  Mr. Bartlett has been the President of Braddick Resources Ltd. and Blue Emerald Resources Ltd. since 1994.  Mr. Bartlett is 65 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company.  She is a financier with a long, successful history of organizing and financing junior resource companies in Canada.  In 1980, she founded Corona Explorations that discovered the Hemlo gold deposits in Northern Ontario.  Ms. Dragovan is 55 years old.

Norman Haimila

Dr. Haimila is a director of the Company.  He has forty years experience as a geoscientist and has worked throughout the world evaluating petrochemical prospects for various companies and government agencies, including Atlantic Richfield where he was Senior Research Geologist.  Since 1988, Dr. Haimila has worked extensively in Argentina during which time he supervised oil and gas exploration and development for Chauvco Resources and Alberta Energy Corporation.  He also worked in Argentina as the Senior Scientist with the Sub-Andean Co-operative Hydrocarbon Studies Project, a regional exploration consortium led by the World Bank, which was carried out over a four year period to provide an updated comprehensive basin analysis and hydrocarbon assessment of the series of sedimentary basins on the eastern side of the Andes mountains and confirm the substantial hydrocarbon potential of the region.  Dr. Haimila is 69 years old.

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

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto.  He has worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996.  He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001.  Since 2001 he has worked as an independent mining consultant.  Mr. Sibthorpe is 55 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practised law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 47 years old.

Douglas Turnbull

Mr. Turnbull is a director of the Company.  Mr. Turnbull is a geologist and is the President of Lakehead Geological Services Inc. which provides geological consulting services for a number of Canadian private and public companies.  Mr. Turnbull has been the President of Lakehead since 1992.  Mr. Turnbull is 42 years old.

B.

Compensation

During the fiscal year ended February 28, 2005, the Company paid or accrued cash compensation of $313,142 to its directors and officers. No other funds were set aside or accrued by the Company during the fiscal year ended February 28, 2005 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its executive officers.  The following fairly reflects all material information regarding compensation paid to the Company's executive officers which has been disclosed to the Company's shareholders under applicable Canadian law.

The following table (presented in accordance with the rules (the “Rules”) made under the Securities Act (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of the Chief Executive Officer and the Chief Financial Officer as at February 28, 2005, and the other three most highly compensated executive officers of the Company as at February 28, 2005, whose individual total compensation for the most recently completed financial year exceeded $150,000 (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

The following table sets forth the summary of the compensation paid to the Company’s chief executive officer, Chet Idziszek, and chief financial officer, Naomi Corrigan, for the past three fiscal years:

Annual Compensation			Long Term Compensation

					Awards		Payouts
Name and Principal Position	Fiscal Year Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Chet Idziszek President and CEO	Feb. 28, 2005 Feb. 29, 2004 Feb. 28, 2003	$138,000 $125,925 $117,300	Nil Nil Nil	Nil Nil Nil	120,000/0 175,000/0 Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Naomi Corrigan CFO	Feb. 28, 2005 Feb. 29, 2004 Feb. 28, 2003	$12,434 $11,397 $7,105	Nil Nil Nil	Nil Nil Nil	4,000 25,000 Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Option Grants in Last Fiscal Year

The following table summarizes the stock options granted to the Named Executive Officers during the fiscal year ended February 28, 2005:

Name	Options Granted (# shares)	% of Total Options Granted	Exercise Price ($/share)(1)	Market Value of Shares Underlying Options at Date of Grant ($/share)	Expiration Date
Chet Idziszek President and CEO	120,000	20%	$0.25	$0.23	March 3, 2009

Naomi Corrigan CFO	4,000	0.7%	$0.25	$0.23	March 3, 2009

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital.  Options vest immediately upon grant.

There were no repricings of stock options held by Named Executive Officers of the Company during the fiscal year ended February 28, 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth a summary of stock options exercised by and remaining outstanding to the Named Executive Officers for the fiscal year ended February 28, 2005:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)	$ Value of Unexercised In-the-Money Options (1)

Chet Idziszek President	Nil	N/A	713,000	$253,930

Naomi Corrigan CFO	Nil	N/A	42,500	$14,500

1

Value of unexercised in-the-money options calculated using the closing price of $0.60 for the common shares of the Company on the TSX Venture Exchange on February 24, 2005, less the exercise price of in-the-money options.

Pension and Retirement Benefit Plans

No pension or retirement benefit plans have been instituted by the Company, and none are proposed at this time.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the most recently completed financial year there were no employment contracts between the Company or its subsidiaries and a NEO, and no compensatory plans, contracts or arrangements where a NEO is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or installments, in the event of:

(a)

the resignation, retirement or any other termination of the NEO’s employment with the Company and its subsidiaries;

(b)

a change of control of the Company or any of its subsidiaries; or

(c)

a change in the NEO’s responsibilities following a change in control.

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, Norman Haimila and Douglas Turnbull, received $63,989 and $27,769, respectively, for geological consulting services rendered and J.G. Stewart was paid or accrued $70,950 for professional services rendered.

The following table sets forth stock options granted by the Company during the fiscal year ended February 28, 2005 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted ($)(1)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date

Derek Bartlett	20,000	3%	$0.25	$0.23	March 3, 2009
Nell Dragovan	20,000	3%	$0.25	$0.23	March 3, 2009
Norman Haimila	20,000	3%	$0.25	$0.23	March 3, 2009
Robert Sibthorpe	145,781	24%	$0.30	$0.33	October 29, 2009
J.G. Stewart	20,000	3%	$0.25	$0.23	March 3, 2009
Douglas Turnbull	20,000	3%	$0.25	$0.23	March 3, 2009
*		Percentage of all options granted during the fiscal year
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the stock option plan referred to below) of a common share of the Company on the date of grant other than Mr. Sibthorpe’s option, the exercise price of which was set at a 9% discount to the market value.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital and these figures take the consolidation of share capital which occurred subsequent to the end of the most recently completed fiscal year.  Options vest immediately upon grant.

The following table sets forth details of all exercises of stock options during the fiscal year ended February 28, 2005 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Derek Bartlett	nil	nil	120,000/nil	$41,750
Nell Dragovan	nil	nil	276,000/nil	$97,400
Norman Haimila	nil	nil	195,000/nil	$73,250
Robert Sibthorpe	nil	nil	145,781/nil	$43,734
J.G. Stewart	nil	nil	263,000/nil	$96,530
Douglas Turnbull	nil	nil	113,000/nil	$39,600

1	Number of common shares of the Company acquired on the exercise of stock options.
2	Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.
3	The figures relate solely to stock options.
4

The value of in-the-money options was calculated using the closing price of the common shares of the Company on the TSX Venture Exchange on February 24, 2005 of $0.60, less the exercise price of each option .

5	All such options are currently exercisable.

There were no repricings of stock options held by directors of the Company during the fiscal year ended February 28, 2005.

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

The Company’s Audit Committee is comprised of Derek Bartlett, Norman Haimila and Robert Sibthorpe.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment.  The Audit Committee reviews the audited financial statements of the Company and liases with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

B.

Employees

During the fiscal years ended February 28, 2005, February 29, 2004 and February 28, 2003, the Company had an average of three employees all of whom worked out of the Company’s head office.  Of the average of three employees, one worked in a management role, one in a secretarial role and one in an accounting role.  No employees were casual or temporary employees.

C.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at June 13, 2005	Number of Options or Warrants Outstanding at June 13, 2005	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date

Derek Bartlett	20,000	5,000 75,000 20,000	0.4%	$0.34 $0.25 $0.25	February 8, 2006 January 22, 2009 March 3, 2009
Naomi Corrigan	15,000	6,000 7,500 25,000 4,000	0.2%	$0.20 $0.34 $0.25 $0.25	September 28, 2005 February 8, 2006 January 22, 2009 March 3, 2009
Nell Dragovan	1,223,381	6,000 376,670 200,000 20,000	6.4%	$0.20 $0.25 $0.25 $0.25	September 28, 2005 March 1, 2006 January 22, 2009 March 3, 2009
Norman Haimila	nil	100,000 75,000 20,000	0.7%	$0.20 $0.25 $0.25	July 4, 2006 January 22, 2009 March 3, 2009
Chet Idziszek	7,493,093	250,000 118,000 50,000 175,000 120,000	28.7%	$0.20 $0.34 $0.20 $0.25 $0.25	September 28, 2005 February 8, 2006 July 4, 2006 January 22, 2009 March 3, 2009
J.G. Stewart	442,500	85,000 15,500 50,000 30,000 100,000 20,000	2.6%	$0.20 $0.34 $0.15 $0.20 $0.25 $0.25	September 28, 2005 February 8, 2006 March 1, 2006 July 4, 2006 January 22, 2009 March 3, 2009
Douglas Turnbull	21,600	6,000 5,000 62,000 20,000	0.4%	$0.20 $0.34 $0.25 $0.25	September 28, 2005 February 8, 2006 January 22, 2009 March 3, 2009
Total:	9,215,574	2,046,670	39.4%

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 13, 2005, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 27,853,837 Common Shares outstanding as of June 13, 2005.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons beneficially owning greater than 5% of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at June 13, 2005	Percentage of Common Shares Outstanding at June 13, 2005

Chet Idziszek	8,206,093	28.7%

The Company’s major shareholders do not have different voting rights.  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at June 13, 2005 there were 27,853,837 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Computershare Investor Services Inc., of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 86 registered holders of the Company's common shares resident in the United States, holding an aggregate 800,756 common shares, including 279,481 shares held by Cede & Co.  This number represents approximately 2.9% of the total issued and outstanding common shares of the Company as at June 13, 2005.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at June 13, 2005 there were 94 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 2,130,022 common shares.  This number represents approximately 7.6% of the total issued and outstanding common shares of the Company as at June 13, 2005, also including the 279,481 shares held by Cede & Co.  The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 179 holders holding aggregate 2,651,297 common shares.  This number represents approximately 9.5% of the total issued and outstanding common shares of the Company as at June 13, 2005.

B.

Related Party Transactions

Other than the transactions described in this section, there were no material transactions in the fiscal years ended February 28, 2005, February 29, 2004 and February 28, 2003, or proposed material transactions between the Company or any of its subsidiaries and:

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

On December 4, 2000, the Company entered into a loan agreement with Chet Idziszek (the “Loan Agreement”), the President of the Company, whereby Mr. Idziszek agreed to lend to the Company the sum of US$1,400,000 to be used by the Company to make a capital contribution to its Argentine subsidiary, Exploraciones Oromin S.A., in order to permit Exploraciones Oromin S.A. to qualify as a bidder for the Santa Rosa Property.  Mr. Idziszek had borrowed the sum of US$1.4 million as a personal loan (the “Loan”) from the Canadian Imperial Bank of Commerce (“CIBC”) and, under the terms of the Loan Agreement, the Company agreed to pay interest on the unpaid balance of the Loan, including interest on overdue interest, both before and after default and judgement on any unpaid principal balance thereof directly to CIBC on a monthly basis at the CIBC Rate in effect from time to time (such obligation to pay interest beginning on the date on which Mr. Idziszek received from CIBC the funds used to make the Loan), such that Mr. Idziszek does not suffer a loss or derive a gain by virtue of having borrowed from CIBC the funds used to make the Loan.  During the fiscal year ended February 28, 2002, the Company issued 2,100,000 shares to Mr. Idziszek in consideration of the provision of the Loan.  The Loan was repaid during the fiscal year ended February 28, 2003.

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002. At the time that the Agreement was entered into, the Company was not related to Bible, however, since the date of the Agreement, Chet Idziszek, the President and a director of the Company was appointed as a director of Bible’s parent company, The Havana Group Inc.  (“Havana”).  The Agreement has been amended a number of times subsequent to Mr. Idziszek becoming a director of Havana and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for a 17.52% effective interest in its Santa Rosa Property and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited (“Irie”), received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interest.  Surge has elected not to acquire any further interest in the Santa Rosa Property.

Subject to funding, Irie and Surge will jointly undertake the next phase of the exploration program, at an estimated cost of US$1,350,000, which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne proportionately by each party or they will suffer dilution.

On February 2, 2005, the Company entered into loan agreements with two directors of the Company and a company controlled by a director of the Company to borrow $575,000 to pay exploration office costs associated with the Company’s Sabodala Property.  These loan agreements were replaced by loan agreements dated April 28, 2005 that provide that the loans bear interest at the rate of 12% per annum; are convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended February 28, 2005 that contain an Independent Auditor’s Report dated May 26, 2005, Consolidated Balance Sheets as at February 28, 2005 and February 29, 2004, Consolidated Statements of Operations and Deficit for the Fiscal Years Ended February 28, 2005, February 29, 2004 and February 28, 2003, Consolidated Statements of Cash Flows for the Fiscal Years Ended February 28, 2005, February 29, 2004 and February 28, 2003 and Notes to the Consolidated Financial Statements.

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

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2006	$0.62	$0.345
May	$0.45	$0.345
April	$0.55	$0.36
March	$0.62	$0.47
First Quarter	$0.62	$0.345
2005	$0.68	$0.15
February	$0.68	$0.405
January	$0.58	$0.39
Fourth Quarter	$0.68	$0.39
Third Quarter	$0.60	$0.16
Second Quarter	$0.235	$0.15
First Quarter	$0.30	$0.15
2004	$0.25	$0.065
Fourth Quarter	$0.25	$0.17
Third Quarter	$0.16	$0.08
Second Quarter	$0.16	$0.065
First Quarter	$0.15	$0.08
2003	$0.18	$0.07
2002	$0. 26	$0. 09
2001	$0.35	$0.12

The closing price of the Company's common shares on the TSX Venture Exchange on June 16, 2005 was $0.345.

B.

Plan of Distribution

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The common shares Company and one of its predecessor companies, Oromin Explorations Ltd., have traded on the Vancouver Stock Exchange since November 6, 1981.  They presently trade under the symbol “OLE” on the TSX Venture Exchange, the successor exchange to the Vancouver Stock Exchange since February 25, 2002.

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

The Articles of the Company also provide that the directors may from time to time on behalf of the Company borrow such money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit; issue bonds, debentures and other debt obligations, either outright or as security for any liability or obligation of the Company, or any other person; and mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the Company (both present and future).  Variation of these borrowing powers would require an amendment to the Articles of the Company that would, in turn, require the approval of the shareholders of the Company by way of a Special Resolution.  A Special Resolution means a resolution cast by a majority of not less than ¾ of the votes cast by shareholders of the Company who, being entitled to do so, vote in person or by proxy at a general meeting of the Company of which notice as the Articles of the Company provide and not being less than 21 days notice specifying the intention to propose the resolution as a special resolution, has been duly given (or, if every shareholder entitled to attend and vote at the meeting agrees, at a meeting of which less than 21 days notice has been given), or a resolution consented to in writing by every shareholder of the Company who would have been entitled to vote in person or by proxy at a general meeting of the Company, and a resolution so consented to is deemed to be a special resolution passed at a general meeting of the Company.

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

C.

Material Contracts

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002. At the time that the Agreement was entered into, the Company was not related to Bible, however, since the date of the Agreement, Chet Idziszek, the President and a director of the Company was appointed as a director of Bible’s parent company, The Havana Group Inc.  (“Havana”).  The Agreement has been amended a number of times subsequent to Mr. Idziszek becoming a director of Havana and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for a 17.52% effective interest in its Santa Rosa Property and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited (“Irie”), received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interest.  Surge has elected not to acquire any further interest in the Santa Rosa Property.

By a letter agreement dated January 27, 2005, the Company and Lund Gold Ltd. (“Lund”) were granted an option by Dirceu Santos F. Sobrinho to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property is structured as a two-stage option with Lund and the Company jointly acquiring a 50% interest at each stage. In order to exercise the first option, Lund and the Company must pay the vendor US$50,000 on or before April 30, 2005 (paid) and a total of US$1,700,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, Lund and the Company must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

On February 2, 2005, the Company entered into loan agreements to borrow $625,000 (of which $575,000, in total, was provided by two directors of the Company and a company controlled by a director of the Company) to pay exploration office costs associated with the Company’s Sabodala Property.  These loan agreements were replaced by loan agreements dated April 28, 2005 that provide that the loans bear interest at the rate of 12% per annum; are convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.

By a Mining Convention signed February 17, 2005 between the Company and the Government of Sénégal, the Company, on behalf of the Oromin Joint Venture Group (“OJVG”), was granted an exploration concession to explore the Sabodala Property, a 230 square kilometre property in the Republic of Sénégal.  The Oromin Joint Venture Group (“OJVG”) is a proposed joint venture between the Company as to 43.5%, Bendon International Ltd. (“Bendon”) as to 43.5% and Arab African Petroleum Company (“Arapco”) as to 13%, with the Company providing exploration and management services.  In order to acquire a 100% interest in the Sabodala Property, the OJVG must spend at least USD$8million on exploration of the Sabodala Property by April 17, 2007. The OJVG has the right to complete a feasibility study within a 9-10 month period following the exploration phase, upon which the concession can be converted to an exploitation concession.  Upon conversion of the concession from an exploration to an exploitation concession, the OVJG must establish an operating company to further develop the Sabodala Property and must offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.  The Government of Sénégal will receive a 10% interest in the operating company at no cost and a royalty of $US 6.50 per ounce of gold produced.

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

The notification procedure involves a brief statement of information about the investment on a prescribed form that is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment.  Once the completed notice has been filed, a receipt bearing the certificate date will be issued to the non-Canadian investor.  The receipt must advise the investor either that the investment proposal is unconditionally non-reviewable or that the proposal will not be reviewed as long as notice of review is not issued within 21 days of the date certified under the receipt.  It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

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

Distributions on Common Shares of the Company

U.S. Holders receiving dividend distribution (including constructive dividends) with respect to shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distribution to the extent that the Company has current or accumulated earnings and profits as defined under U.S. Federal tax law, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the shares and thereafter as gain from the sale or exchange of the shares.  Preferential tax rates for long-term net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation.

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

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares of the Company.  This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital loss are subject to significant limitations.  Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains.  Non-corporate taxpayers may deduct net capital losses, whether short-term or long-germ, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately).  For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.  For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at February 28, 2005, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 16B.

CODE OF ETHICS

The Company has adopted a Code of Ethics applicable to its directors, principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions.  The Company undertakes to provide a copy of the Company’s Code of Ethics to any person, without charge, upon request in writing to the Secretary of the Company.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal year ended February 28, 2005, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Incurred	Percentage of Services
Audit fees	$15,500	98%
Audit-related fees	$248	2%
Tax fees	-	-
All other fees	-	-
Total fees	$15,748	100%

In respect of work undertaken for the fiscal year ended February 29, 2004, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Incurred	Percentage of Services
Audit fees	$15,500	90%
Audit-related fees	$248	1%
Tax fees	$1,500	9%
All other fees	-	-
Total fees	$17,248	100%

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees	-

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

As required by Rule 2-01(c)(7)(i) of Regulation S-X, before the accountant was engaged by the Company to render audit or non-audit services, the Company’s audit committee approved the engagement.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended February 28, 2005, which is the period covered by this Annual Report on Form 20F.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended February 28, 2005, which is the period covered by this Annual Report on Form 20F.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.  These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 17 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 9 of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

(b)

Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property

Page Number
4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property	E-98
4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the Sabodala Property	E-100
4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek	E-101
4.I	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan	E-104
4.J	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.	E-107
4.K	Loan Agreement dated April 28, 2005 between the Company and David Scott	E-110
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 30614).

SIGNATURES

                 The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 27th day of June, 2005

OROMIN EXPLORATIONS LTD.

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

Date:  June 27, 2005

(signed) “CHET IDIZSEK”

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

Date:  June 27, 2005

(signed): “NAOMI CORRIGAN”

____________________________

Naomi Corrigan, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property	E-98
4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the Sabodala Property	E-100
4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek	E-101
4.I	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan	E-104
4.J	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.	E-107
4.K	Loan Agreement dated April 28, 2005 between the Company and David Scott	E-110
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 30614).

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

F1

INDEPENDENT AUDITORS' REPORT

To the Shareholders of

Oromin Explorations Ltd.

We have audited the consolidated balance sheets of Oromin Explorations Ltd. as at February 28, 2005 and February 29, 2004 and the consolidated statements of operations and deficit and cash flows for the years ended February 28, 2005, February 29, 2004 and February 28, 2003.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2005 and February 29, 2004 and the results of its operations and its cash flows for the years ended February 28, 2005, February 29 2004 and February 28, 2003, in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

May 26, 2005

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated May 26, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

"DAVIDSON & COMPANY"

Vancouver, Canada	Chartered Accountants

May 26, 2005

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

F2

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	February 28, 2005	February 29, 2004

ASSETS

Current
Cash and cash equivalents	$ 648,769	$ 515,795
Receivables	11,356	7,670
Receivables – cost recovery (Note 5)	212,624	-
Prepaid expenses and deposits	4,872	4,872

Total current assets	877,621	528,337

Investments (Note 3)	1,377,940	-
Equipment (Note 4)	6,303	5,294
Resource properties (Note 5)	1,583,908	2,310,978
Performance bond – restricted cash (Note 6)	139,333	146,071

	$ 3,985,105	$ 2,990,680

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities (Note 11)	$ 443,033	$ 291,002
Related party loans (Note 7)	625,000	-

Total current liabilities	1,068,033	291,002

Shareholders' equity
Capital stock (Note 8)
Authorized
100,000,000 common shares without par value
Issued and outstanding
26,983,125 common shares (2004 – 21,195,308)	11,878,025	11,010,280
Share subscriptions (Note 8)	-	330,000
Contributed surplus (Note 8)	250,386	122,568
Deficit	(9,211,339)	(8,763,170)

	2,917,072	2,699,678

	$ 3,985,105	$ 2,990,680

Nature of operations and going concern (Note 1)

Subsequent events (Note 16)

On behalf of the Board:

“Chet Idziszek”	Director	“James G. Stewart”	Director

The accompanying notes are an integral part of these consolidated financial statements.

F3

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003

EXPENSES
Amortization	$ 1,993	$ 2,096	$ 2,951
Filing and transfer agent fees	23,104	23,742	20,907
Office and rent (Note 11)	71,490	39,070	64,548
Professional and consulting fees (Note 11)	64,518	66,516	77,277
Shareholder information	4,159	6,335	6,042
Stock-based compensation (Note 9)	127,818	110,518	-
Travel and public relations	17,695	5,538	8,738
Wages and benefits	33,978	20,568	13,041

	(344,755)	(274,383)	(193,504)

OTHER INCOME (EXPENSE)
Interest income	14,338	4,727	13,906
Foreign exchange loss	(117,752)	(27,960)	(19,923)
Gain on sale of marketable securities	-	-	6,395

	(103,414)	(23,233)	378

Loss for the year	(448,169)	(297,616)	(193,126)

Deficit, beginning of year	(8,763,170)	(8,465,554)	(8,272,428)

Deficit, end of year	$ (9,211,339)	$ (8,763,170)	$ (8,465,554)

Basic and diluted loss per share	$ (0.02)	$ (0.01)	$ (0.01)

Weighted average number of shares outstanding	25,383,623	20,133,772	17,506,018

The accompanying notes are an integral part of these consolidated financial statements.

F4

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (448,169)	$ (297,616)	$ (193,126)
Items not affecting cash:
Amortization	1,993	2,096	2,951
Accrued interest on performance bond	(5,110)	-	-
Foreign exchange loss	18,260	16,023	-
Stock-based compensation	127,818	110,518	-
Gain on sale of marketable securities	-	-	(6,395)

Changes in non-cash working capital items:
(Increase) decrease in receivables	(3,686)	(114)	6,207
Decrease in prepaid expenses and deposits	-	15,428	56,572
(Decrease) increase in accounts payable and accrued liabilities	(227,229)	58,875	56,913

Net cash used in operating activities	(536,123)	(94,790)	(76,878)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash, net of issue costs	537,745	344,409	245,740
Share subscriptions	-	330,000	-
Related party loans	625,000	-	(2,246,580)

Net cash provided by (used in) financing activities	1,162,745	674,409	(2,000,840)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of marketable securities	-	-	9,395
Expenditures on resource properties	(1,323,326)	(164,675)	(262,988)
Proceeds from sale of interest in Argentina project	832,680	-	-
Purchase of performance bond	-	-	(162,094)
Purchase of equipment	(3,002)	-	-

Net cash used in investing activities	(493,648)	(164,675)	(415,687)

Change in cash and cash equivalents	132,974	414,944	(2,493,405)

Cash and cash equivalents, beginning of year	515,795	100,851	2,594,256

Cash and cash equivalents, end of year	$ 648,769	$ 515,795	$ 100,851

Supplemental disclosure with respect to cash flows (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

F5

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on January 25, 1980 under the Company Act of British Columbia.  On February 25, 2002, the Company amalgamated with Fresco Developments Ltd. (“Fresco”).  The amalgamated Company continued as Oromin Explorations Ltd. (the “Company”).

The Company is in the business of exploring its resource properties.  The Company’s current oil and gas and mineral exploration activities are in the pre-production stage.  Consequently, the Company considers itself to be in the exploration stage.  The recoverability of the Company’s investments in resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

As at February 28, 2005, the Company has a working capital (deficiency) of ($190,412) (February 29, 2004 – $237,335).  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its level of general and administrative expenditures, loan repayments and expenditures on the exploration of its resource properties.  In addition, management is pursuing joint venture partners to jointly explore the Company’s oil and gas properties in Argentina.

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

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, Exploraciones Oromin, S.A., which is incorporated under the laws of Argentina, and Irie Isle Limited and Cynthia Holdings Limited, both of which are incorporated under the laws of the British Virgin Islands.

All significant inter-company balances and transactions have been eliminated upon consolidation.

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

F6

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of 90 days or less.  To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

Investments

Long-term investments are carried at cost.  If it is determined that the value of the investments is permanently impaired, they are written down to net realizable value.

Equipment

Equipment is recorded at cost less accumulated amortization.  Amortization has been calculated annually at the following rates:

Office furniture	20% declining balance
Computer equipment	30% declining balance

Resource properties

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties whereby exploration and development costs are capitalized and accumulated in cost centres.  Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, technical consulting costs directly related to exploration and development activities and capitalized financing costs.

Depletion of exploration and development costs and depreciation of production equipment are provided on the unit-of-production method based upon estimated proven oil and gas reserves before royalties in each cost centre, as determined by independent engineers.  For purposes of this calculation, reserves and production of natural gas are converted to common units based on their approximate relative energy content.  Undeveloped properties are excluded from the depletion calculation until the quantities of proven reserves can be determined.  These properties are assessed periodically for impairment.  When proven reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion.

The Company places a limit on the carrying value of oil and gas properties and other assets, which may be depleted against revenues of future periods (the “ceiling test”).  The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proven reserves, the lower of cost and market of unproven properties and the cost of major development projects exceeds the carrying value.  When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proven and probable reserves, the lower of cost and market of unproven properties and the cost of major development projects.  The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

F7

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Resource properties (cont’d…)

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property.  If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Asset retirement obligations

Effective March 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s consolidated financial statements.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At February 28, 2005, February 29, 2004 and February 28, 2003, the total number of potentially dilutive shares excluded from the calculation of loss per share was 4,827,166, 5,664,203 and 3,775,749, respectively.

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

F8

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Stock-based compensation

Effective March 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommended the fair value-based methodology for measuring compensation costs.  The new section also permitted, and the Company adopted for the year ended February 28, 2003, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees and directors when the market price exceeds the exercise price at the grant date, but requires pro-forma disclosure of loss and loss per share as if the fair value method had been adopted.  The granting of stock options to non-employees and direct awards of stock to employees and non-employees is accounted for using the fair value method of accounting.

Effective March 1, 2003, the Company adopted prospectively the amended recommendations of the CICA with respect to stock-based compensation, whereby the Company recognizes compensation costs by using the fair value method for the granting of all stock options and direct awards of stock.

Foreign currency translation

The Company's subsidiaries are considered integrated operations and are translated into Canadian dollars using the temporal method.  Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical rates, and revenue and expense items are translated at exchange rates prevailing when such items are recognised in the statement of operations.  Exchange gains or losses arising on translation of foreign currency items are included in operating results.

Foreign currency denominated monetary items are translated at year-end exchange rates. Exchange gains and losses arising on translation are included in operating results.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

3.

INVESTMENTS

Investments consist of 1,000,000 unregistered shares of Surge Global Energy Inc. (Note 5 (a)), a publicly traded company, with a cost of $1,377,940 (market value $4,371,470).

4.

EQUIPMENT

	February 28, 2005			February 29, 2004
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Office furniture	$ 6,301	$ 5,526	$ 775	$ 6,301	$ 5,332	$ 969
Computer equipment	13,940	8,412	5,528	10,938	6,613	4,325

	$ 20,241	$ 13,938	$ 6,303	$ 17,239	$ 11,945	$ 5,294

F9

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

5.

RESOURCE PROPERTIES

	February 28, 2005	February 29, 2004

Oil and gas properties
Santa Rosa, Argentina	$ 445,431	$ 2,310,978

Mineral properties
Sabodala, Senegal	1,134,520	-
Carneirinho, Brazil	3,957	-

	$ 1,583,908	$ 2,310,978

	Santa Rosa, Argentina	Sabodala, Senegal	Carneirinho, Brazil	Total

Balance, February 28, 2003	$ 2,146,303	$ -	$ -	$ 2,146,303

Contractors and geological staff	152,299	-	-	152,299
Land and legal	12,376	-	-	12,376

Balance, February 29, 2004	2,310,978	-	-	2,310,978

Camp operation	-	2,247	-	2,247
Contractors and geological staff	201,988	453,129	1,015	656,132
Engineering and feasibility	920	327	-	1,247
Exploration office	-	642,374	-	642,374
Land and legal	49,853	71,016	2,942	123,811
Presumptive minimum income tax	92,312	-	-	92,312
Sample analysis	-	372	-	372
Travel and accommodation	-	184,091	-	184,091

Proceeds from sale of interest and cost recovery	(2,210,620)	(219,036)	-	(2,429,656)

Balance, February 28, 2005	$ 445,431	$ 1,134,520	$ 3,957	$ 1,583,908

The Company’s oil and gas assets are considered unproved and as such no depletion has been recognized.

F10

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

5.

RESOURCE PROPERTIES (cont’d…..)

a)

Santa Rosa, Argentina

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

On June 26, 2002, the Company, through its subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”), a private Nevada corporation. The agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002.  The agreement is structured such that Exploraciones Oromin, S.A. (“Oromin, S.A.”) will be a wholly-owned subsidiary of Cynthia.  Currently, Oromin, S.A. is owned directly by Oromin Explorations Ltd. and not by Cynthia although management intends to make Oromin, S.A. a wholly-owned subsidiary of Cynthia.

The agreement has been amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received $832,680 (US$600,000) in payment for a 17.52% effective interest in its Santa Rosa Property.  In addition, as consideration for extending the agreement, Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interests, issued 1,000,000 unregistered common shares at a value of $1,377,940 (Note 3) to Irie Isle Limited (“Irie”).  Cynthia is a subsidiary of Irie.  During the year ended February 28, 2005, Cynthia issued 212.415 common shares to Surge, representing the 17.52% effective interest in the Property.  Surge has elected not to acquire any further interest in the Santa Rosa Property.

Subject to funding,  Irie and Surge will jointly undertake the next phase of the exploration program with all required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne proportionately by each party or be subject to dilution.

A director of the Company became a director of Surge in August 2002.

b)

Sabodala, Senegal

In October 2004, the Company was awarded an exploration concession in Senegal known as the Sabodala Project. The exploration concession grants the Company the sole right to acquire a 100% interest in the Sabodala Project by spending at least US$8,000,000 on exploration over 22 months.    The Sabodala Project will be owned by the Oromin Joint Venture Group (“OJVG”), a proposed joint venture between the Company as to 43.5%, a private Saudi Arabian investor group as to 43.5% and a private Sénégalese investor group as to 13%, with the Company providing exploration and management services.

F11

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

5.

RESOURCE PROPERTIES (cont’d…)

b)

Sabodala, Senegal  (cont’d….)

Under the proposed terms of the OJVG joint venture agreement, the private Saudi group will provide the initial US$2,800,000 in exploration expenditures, with the Company providing the subsequent US$5,200,000 commitment.  In addition, the private Saudi group has agreed to arrange a financing, through an equity placement in the Company, of at least US$4,000,000 of the Company’s expenditure commitment.  The private Senegalese investor group holds a free carried interest until the initial US$8,000,000 commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution.

The Company will be reimbursed by its Saudi joint venture partner for expenditures of $219,036 (US$172,668) incurred on this project.

c)

Carneirinho, Brazil

During the year ended February 28, 2005 , the Company and a company related by way of common directors, were granted an option to jointly acquire a 100% interest in the Carneirinho gold property in north-central Brazil.   The option is structured as a two-stage option with the companies jointly acquiring a 50% interest at each stage.  In order to exercise the first option, the companies must pay the vendor US$50,000 on or before April 30, 2005 (paid), and a total of US$1,700,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, the companies must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

6.

PERFORMANCE BOND – RESTRICTED CASH

The Company has a bond held at a bank in Argentina with a face value of US$113,150 (2004 – US$109,000) maturing on August 3, 2012.  The bond bears interest at the six month LIBOR rate which is payable semi-annually.  The bond was required to secure the Santa Rosa property bid in Argentina (Note 5 (a)).

7.

RELATED PARTY LOANS

In February 2005 and amended in April 2005, the Company arranged loans totalling $625,000 bearing interest at 12% per annum, of which  $575,000 are due to directors and a company controlled by a director.  These loans are convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit consisting of one share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.  The value attributable to the conversion options was not significant.

The loans are repayable the earlier of twenty-four months from the date the loans were advanced and on closing of the Company’s next financing sufficient to repay the loans.

On November 3, 2000, the President of the Company arranged a personal demand loan in the amount of US$1,400,000 with a Canadian bank that was then loaned in full to the Company under a loan agreement. This loan was repaid in full during the year ended February 28, 2003.

F12

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized
100,000,000 common shares without par value

Issued
Balance as at February 28, 2002	15,649,854	$ 10,420,131	$ 12,050
For cash pursuant to private placement (a)	2,500,000	245,740	-

Balance as at February 28, 2003	18,149,854	10,665,871	12,050
For cash pursuant to private placement (b)	2,045,454	224,409	-
For cash on exercise of warrants	1,000,000	120,000	-
Stock-based compensation	-	-	110,518

Balance as at February 29, 2004	21,195,308	11,010,280	122,568
For cash pursuant to private placement (c)	3,000,000	448,818	-
For cash on exercise of warrants	2,781,817	417,727	-
For cash on exercise of stock options	6,000	1,200	-
Stock-based compensation	-	-	127,818

Balance as at February 28, 2005	26,983,125	$ 11,878,025	$ 250,386

a)

In June 2002, the Company closed a non-brokered private placement consisting of 2,500,000 units at a price of $0.10 per unit for proceeds of $245,740 (net of issue costs of $4,260).  Each unit consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.10 until June 3, 2003 and, thereafter, at a price of $0.12 per share until June 3, 2004.  All warrants issued pursuant to this private placement have been exercised.

b)

In April 2003, the Company closed a non-brokered private placement of 2,045,454 units at a price of $0.11 per unit for proceeds of $224,409 (net of issue costs of $591).  Each unit consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.18 until April 1, 2005.  Of the warrants issued pursuant to this private placement, 1,181,818 were exercised during the year ended February 28, 2005.

c)

In March 2004, the Company closed a non-brokered private placement consisting of 3,000,000 units at a price of $0.15 per unit for proceeds of $448,818 (net of share issue costs of $1,182).  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 until March 1, 2006.  The Company had received subscription proceeds of $330,000 towards this private placement during the year ended February 29, 2004.  During the year ended February 28, 2005, 99,999 warrants issued pursuant to this private placement were exercised.

F13

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Escrow shares

Pursuant to escrow agreements between the Company, certain escrow shareholders and the escrow agent, a total of 74,998 common shares of the Company were held in escrow as at February 28, 2005. The escrow agreements provide for the release of the escrow shares in connection with milestone expenditures on exploration and development of the Company’s resource properties.   Subsequent to February 28, 2005, 74,795 of the common shares held in escrow were cancelled.

9.

STOCK OPTIONS

The Company has a stock option plan under which it is authorized to grant options to directors, officers, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  Under the plan, the exercise price of each option granted must not be less than the market price of the Company’s shares.  Options granted under the plan will vest immediately and are exercisable over five years.

Stock option transactions are summarized as follows:

	February 28, 2005		February 29, 2004		February 28, 2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Balance, beginning of year	2,118,749	$ 0.24	1,275,749	$ 0.23	1,375,749	$ 0.23
Granted	595,781	0.27	959,000	0.25	-	-
Exercised	(6,000)	0.20	-	-	-	-
Expired	(145,000)	0.20	-	-	(100,000)	0.23
Cancelled	-	-	(116,000)	0.21	-	-

Balance, end of year	2,563,530	$ 0.25	2,118,749	$ 0.24	1,275,749	$ 0.23

The weighted average fair value of stock options granted during the current year was $0.21 (2004 - $0.12) per option.

During the year ended February 29, 2004, the Company adopted, on a prospective basis, the fair value based method of accounting for all stock-based compensation (Note 2).  The total fair value of stock options granted during the current year was $127,818 (2004 - $110,518), which has been recorded in the results of operations.

F14

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

9.

STOCK OPTIONS (cont’d….)

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the years:

	2005	2004
Risk-free interest rate	3.5 – 3.91%	3.5%
Expected life	5 years	5 years
Annualized volatility	111%	112%
Dividend rate	0%	0%

As at February 28, 2005, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date

$ 0.24	145,000	May 12, 2005 (Note 16)
0.20	427,000	September 28, 2005
0.34	191,749	February 8, 2006
0.20	245,000	July 4, 2006
0.16	50,000	December 1, 2008
0.25	909,000	January 22, 2009
0.25	300,000	March 3, 2009
0.30	295,781	October 29, 2009

	2,563,530

10.

WARRANTS

Share purchase warrant transactions are summarized as follows:

	February 28, 2005		February 29, 2004		February 28, 2003
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Balance, beginning of year	3,545,454	$ 0.15	2,500,000	$ 0.10	8,026,750	$ 0.23
Issued	1,499,999	0.25	2,045,454	0.18	2,500,000	0.10
Exercised	(2,781,817)	0.15	(1,000,000)	0.12	-	-
Expired	-	-	-	-	(8,026,750)	0.23

Balance, end of year	2,263,636	$ 0.22	3,545,454	$ 0.15	2,500,000	$ 0.10

F15

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

10.

WARRANTS (cont’d….)

As at February 28, 2005, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

863,636	$ 0.18	April 1, 2005 (Note 16)
1,400,000	0.25	March 1, 2006

2,263,636

11.

RELATED PARTY TRANSACTIONS

The Company incurred costs with directors and companies related by directors in common as follows:

	February 28, 2005	February 29, 2004	February 28, 2003

Office and rent	$ 31,236	$ 15,429	$ 61,824
Professional and consulting fees	162,708	50,179	86,701
Wages and benefits	138,000	125,925	117,300

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Additional related party transactions are disclosed in Notes 5 (a) and 7.

Included in accounts payable and accrued liabilities at February 28, 2005 is $102,573 (February 29, 2004 - $151,823) due to directors and companies with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

12.

FINANCIAL INSTRUMENTS

a)

Fair value

The Company's financial instruments consist of cash and cash equivalents, receivables, investments, performance bond, accounts payable and accrued liabilities and related party loans.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

F16

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

12.

FINANCIAL INSTRUMENTS (cont’d…)

b)

Financial risk

Financial risk is the risk arising from fluctuations in interest rates and changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

13.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	February 28, 2005	February 29, 2004	February 28, 2003

Statutory tax rate	35.6%	37.6%	39.6%

Loss for the year	$ (448,169)	$ (297,616)	$ (193,126)

Expected income tax recovery	$ 159,548	$ 111,963	$ 76,516
Permanent and other differences	(19,070)	(43,482)	47,458
Differences in foreign tax rates	-	(2,101)	(5,644)
Losses for which no tax benefit has been recognised	(140,478)	(66,380)	(118,330)

	$ -	$ -	$ -

The significant components of the Company’s future income tax assets are as follows:

	February 28, 2005	February 29, 2004

Future income tax assets
Resource properties and equipment	$ 1,381,148	$ 1,776,338
Non-capital loss carry-forwards	513,068	407,410
Share issue costs	22,372	48,731

	1,916,588	2,232,479
Less: valuation allowance	(1,916,588)	(2,232,479)

	$ -	$ -

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

F17

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

14.

SEGMENT INFORMATION

The Company has one operating segment,  being the exploration of resource properties. The Company’s equipment and resource properties are located in the following geographic areas:

	February 28, 2005	February 29, 2004

Argentina	$ 445,431	$ 2,310,978
Brazil	3,957	-
Senegal	1,134,520	-
Canada	6,303	5,294

	$ 1,590,211	$ 2,316,272

15.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	February 28, 2005	February 29, 2004	February 28, 2003

Non-cash operating activities
Accounts payable incurred for resource property expenditures	$ 379,260	$ -	$ -
Receivables – recovery of resource property expenditures	(219,036)	-	-

	$ 160,224	$ -	$ -

Non-cash financing activities
Shares issued on share subscriptions from prior year	$ 330,000	$ -	$ -
Share subscriptions	(330,000)	-	-

	$ -	$ -	$ -

Non-cash investing activities
Resource property expenditures incurred through accounts
payable	$ (379,260)	$ -	$ -
Resource property expenditure recovery in receivables	219,036	-	-
Sale of partial interest in Argentina project for investments	1,377,940	-	-
Investments received in exchange for sale of partial
interest in Argentina project	(1,377,940)	-	-
	$ (160,224)	$ -	$ -

Interest paid during the year	$ -	$ -	$ 11,169
Income taxes paid during the year	-	-	-

F18

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

16.

SUBSEQUENT EVENTS

The following events occurred subsequent to February 28, 2005:

a)

145,000 common shares were issued pursuant to the exercise of stock options for proceeds of $34,800.

b)

800,507 common shares were issued pursuant to the exercise of warrants for proceeds of $144,091 and 63,129 warrants with an exercise price of $0.18 per share expired unexercised.

17.

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

Loss for the year

	2005	2004	2003

Loss for the year - Canadian GAAP	$ (448,169)	$ (297,616)	$ (193,126)
Exploration expenditures expensed under U.S. GAAP	(1,138,477)	-	-
Compensation expense ( c)	(27,000)	(3,000)	(2,250)

Loss for the year - U.S. GAAP	(1,613,646)	(300,616)	(195,376)
Holding gains on investments	2,993,530	-	-

Comprehensive income (loss) - U.S. GAAP	$ 1,379,884	$ (300,616)	$ (195,376)

Basic and diluted loss per share - U.S. GAAP	$ (0.06)	$ (0.01)	$ (0.01)

Investments

	2005	2004

Investments - Canadian GAAP	$ 1,377,940	$ -

Holding gains on investments	2,993,530	-

Investments - U.S. GAAP	$ 4,371,470	$ -

F19

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FEBRUARY 28, 2005

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d ….)

Resource properties

	2005	2004

Resource properties – Canadian GAAP	$ 1,583,908	$ 2,310,978
Cumulative exploration expenditures expensed	(1,138,477)	-

Resource properties - U.S. GAAP	$ 445,431	$ 2,310,978

Shareholders’ equity

	2005	2004

Shareholders’ equity – Canadian GAAP	$ 2,917,072	$ 2,699,678

Cumulative exploration expenditures expensed	(1,138,477)	-
Compensation expense ( c)	(87,938)	(60,938)
Paid-in capital	87,938	60,938
Holding gains on investments	2,993,530	-

Shareholders’ equity - U.S. GAAP	$ 4,772,125	$ 2,699,678

Cash flows

	2005	2004	2003

Cash flows from operating activities
Per Canadian GAAP	$ (536,123)	$ (94,790)	$ (76,878)
Expenditures on resource properties	(1,191,515)	-	-

Per U.S. GAAP	$ (1,727,638)	$ (94,790)	$ (76,878)

Cash flows from investing activities
Per Canadian GAAP	$ (493,648)	$ (164,675)	$ (415,687)
Expenditures on resource properties	1,191,515	-	-

Per U.S. GAAP	$ 697,867	$ (164,675)	$ (415,687)

F20

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FEBRUARY 28, 2005

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

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

b)

Stock-based compensation

Under U.S. GAAP, Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation (“SFAS 123”) recommends, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has elected for the year ended February 29, 2004 to account for stock-based compensation using SFAS 123.  Accordingly, compensation cost for stock options is measured at the fair value of options granted.

For the year ended February 28, 2003, the Company elected to account for stock-based compensation using Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”).  Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the option price.  Since stock options are granted at exercise prices that are at or above the quoted market value of the Company’s common shares at the date of grant, there was no compensation cost to be recognized by the Company.

New accounting and disclosure standards were introduced under Canadian GAAP beginning with the fiscal year ended February 28, 2003 (Note 2).  Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended February 28, 2005, February 29, 2004 and February 28, 2003.

F21

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

17.

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

b)

Investments

Under Canadian GAAP, the investments held by the Company are recorded at the lower of cost and net realizable value.  Under U.S. GAAP, these investments are classified as “available-for-sale” securities and recorded at market value.  The accumulated difference between cost and market value is recorded as part of comprehensive income.

e)

Convertible notes

Under Canadian GAAP, upon issuance of the convertible notes, the net proceeds received are allocated between the liability and equity components of the notes.  The liability portion of the convertible notes is calculated by determining the carrying amount of the convertible notes by discounting the stream of future payments of principal at the prevailing market rate for a similar liability that does not have an associated equity component.  For Canadian GAAP purposes, for the year ended February 28, 2005, no amount was allocated to the equity component.

Under U.S. GAAP, on issuance, the convertible notes would be recorded as a liability and then reclassified as equity only upon conversion.  Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital.  This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note.  For U.S. GAAP purposes, for the year ended February 28, 2005, the Company was not required to record a beneficial conversion feature on the convertible notes as the fair value of the shares issuable on conversion of the notes did not exceed the amount of the proceeds to be allocated to the common shares upon conversion.

F22

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

f)

Asset retirement obligations

Under U.S. GAAP, Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”, requires companies to record the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets for years beginning on or after January 1, 2003.  Under this standard, the initial recognition of the liability is capitalized as part of the asset cost and depreciated over its estimated useful life.  The Company has determined that there are no asset retirement obligations as at February 28, 2005 and February 29, 2004.

Under Canadian GAAP, the Company was not required to record asset retirement obligations as at February 29, 2004.  As discussed in Note 2, the Company determined there were no asset retirement obligations as at February 28, 2005.

g)

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

In December 2004, FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Non-Monetary Assets – an amendment of APB Opinion No. 29” (‘SFAS 153”), which amends Accounting Principles Board Opinion No. 29, “Accounting for Non-monetary Transactions”, to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.  SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.

In December 2004, FASB issued Statement of Financial Accounting Standards No. 123R, “Share Based Payment” (‘SFAS 123R”).  SFAS 123R supersedes APB 25 and its related implementation guidance by requiring entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions) and revises SFAS 123 as follows:

F23

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2005

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

i.

Public entities are required to measure liabilities incurred to employees in share-based payment transactions at fair value and non-public entities may elect to measure their liabilities to employees incurred in share-based payment transactions at their intrinsic value, whereas under SFAS 123 all share-based payment liabilities were measured at their intrinsic value.

ii.

Non-public entities are required to calculate fair value using an appropriate industry sector index for the expected volatility of its share price, if it is not practicable to estimate the expected volatility of the entity’s share price.

iii.	Entities are required to estimate the number of instruments for which the requisite service is expected to be rendered as opposed to accounting for forfeitures as they occur.
iv.

Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification, whereas SFAS 123 required that the effect of a modification be measured as the difference between the fair value of the modified award at the date it is granted and the award’s value immediately before the modification, determined based on the shorter of (1) its remaining initially estimated expected life or (2) the expected life of the modified award.

SFAS 123R also clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or a liability and attributing compensation cost to reporting periods.  SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued in EITF 96-18.  SFAS 123R also does not address the accounting for employee share ownership plans which are subject to Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”.  Public entities (other that those filing as small business issuers) will be required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005.  Public entities that file as small business issuers will be required to apply SFAS 123R in the first annual reporting period that begins after December 15, 2005.  For non-public entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005.

The adoption of this new pronouncement is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Canadian Standards

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

F24

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

January 27, 2005	BY EMAIL

Exhibit 4.F

Global Consultoria Mineral Ltda.

Rua Dona Laura, 414, Sala 507

Porto Alegre RS

Brasil

Attention:

J.A. Lenzi

Dear José:

Re:

Carneirinho Property

Further to our recent discussions, this letter agreement will serve to confirm the offer of Lund Gold Ltd. (“Lund”) and Oromin Explorations Ltd. (“Oromin”) to the owners of the Carneirinho Property (the “Owners”), whereby the Owners agree to grant to Lund and Oromin the exclusive option to acquire, initially, a 50% interest (the “First Option”) and thereafter a further 50% interest (the “Second Option”) in the Carneirinho Property, free and clear of all liens and encumbrances.

In order to exercise the First Option, Lund and Oromin must pay the Owners the following amounts on or before the following dates:

Amount	Date
US$50,000	April 30, 2005
US$100,000	April 30, 2006
US$200,000	April 30, 2007
US$400,000	April 30, 2008
US$1,000,000	April 30, 2009

Following the exercise of the First Option, in order to exercise the Second Option, Lund and Oromin must pay the Owners an additional US$6,000,000 on or before April 30, 2010.

Lund and Oromin will have the exclusive right to conduct due diligence for a period of three months following acceptance of their offer.   In the event that the offer has not been accepted by the Owners by January 30, 2005, the above dates will be extended accordingly.

If the foregoing is acceptable to the Owners, please have the Owners acknowledge their acceptance of, and agreement to be bound by, the terms and conditions of the foregoing offer by signing the enclosed copy hereof in the space provided and returning same to us.  We confirm that this letter agreement may be executed in counterparts each of which will be deemed to be an original and both of which will be deemed to constitute one agreement.

As always, please do not hesitate to call me at your convenience should you wish to discuss this matter further.

Yours Truly,

LUND GOLD LTD. (signed) “JAMES STEWART’ per: J.G. Stewart JGS:sh cc: Oromin Explorations Ltd.	Confirmed this 27th day of January, 2005. (signed) “DIRCEU SANTOS SOBRINHO” Dirceu Santos F. Sobrinho

Exhibit 4.G

ENGLISH LANGUAGE SUMMARY OF THE MINING CONVENTION SIGNED FEBRUARY 17, 2005 RESPECTING THE SABODALA PROPERTY

By a Mining Convention signed February 17, 2005 between the Company and the Government of Sénégal, the Company, on behalf of the Oromin Joint Venture Group (“OJVG”), was granted an exploration concession to explore the Sabodala Property, a 230 square kilometre property in the Republic of Sénégal.  The Oromin Joint Venture Group (“OJVG”) is a joint venture between the Company as to 43.5%, Bendon International Ltd. (“Bendon”) as to 43.5% and Arab African Petroleum Company (“Arapco”) as to 13%, with the Company providing exploration and management services.

Some of the more significant provisions of the Mining Convention are set out below:

In order to maintain its interest in the Sabodala Property, the OJVG must spend at least USD$8 million on exploration of the Sabodala Property by April 17, 2007.

The OJVG has the right to complete a feasibility study within a 9-10 month period following the exploration phase, upon which the concession can be converted to an exploitation concession with a term of five years, renewable for a further five years.

Upon conversion of the concession from an exploration to an exploitation concession, the OVJG must establish an operating company (“Opco”) to further develop the Sabodala Property and must offer to Sénégalese nationals the right to purchase 25% of Opco at a price determined by an independent valuator.

The Government of Sénégal will receive a 10% interest in Opco at no cost and a royalty of $US6.50 per ounce of gold produced.

Upon determining the positive feasibility of placing the Sabodala Property into production, Opco is entitled to obtain from the Government of Sénégal a mining concession with a term of five years, renewable for further five year periods to a maximum of 25 years.

The OVJG and Opco are entitled to exemptions from various taxes and duties imposed by the Government of Sénégal including value added tax and, for a period of seven years from the date of issuance of a mining concession, all corporate income taxes of Opco.

Any disputes arising out of the Mining Convention are to be resolved by arbitration in accordance with the rules of the International Chamber of Commerce in Paris, France.

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

April 28, 2005

Exhibit 4.H

Chet Idziszek

8211 Old Mine Road

Powell River, British Columbia

V8A 4Z3

Dear Chet:

Re:

Loan of $325,000

This letter will serve to confirm the agreement of yourself (the “Lender”) and Oromin Explorations Ltd. (“Oromin”) whereby the Lender has agreed to lend Oromin the sum of C$325,000 in order to pay Oromin’s share of costs associated with Oromin’s acquisition of the Sabodala gold property.  This loan is one of four loans totalling C$625,000 advanced to the Company in February 2005, all of which are equal in priority and which will be repaid out of the proceeds of the Oromin’s next financing.

In consideration of the respective covenants and agreements of the parties contained herein, the sum of one dollar paid by each party hereto to the other party and other good and valuable consideration, (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), the parties agree as follows:

1.

the Lender will lend and Oromin will borrow the amount of C$325,000 (the “Loan”);

2.

the Loan shall bear interest at the rate of 12% per annum, compounded monthly;

3.

the Loan shall repayable in full, including interest, within five business days following the closing of Oromin’s next financing sufficient to pay the Loan and the other loans advanced in February 2005 on the same terms as those hereof (the “Other Loans”), but in any event twenty-four months following the date on which the Loan is advanced, but can be prepaid, along with accrued interest, by Oromin at any time before maturity without penalty;

4.

the Loan shall rank equally in priority with the Other Loans;

5.

the Lender shall be entitled to convert all or any part of the Loan into units of Oromin at price of C$0.45 per unit; each unit shall consist of one common share of Oromin and one non-transferable share purchase warrant entitling the purchase of an additional share of Oromin at a price of C$0.45 per share for a period of two years following the date of conversion of the Loan;

6.

Oromin shall execute in favour of the Lender a promissory note in the form attached hereto as Schedule “A”; and

7.

this agreement is subject to regulatory approval.

Please acknowledge your acceptance of, and agreement to be bound by, the terms and conditions of this letter agreement by signing the enclosed copy hereof in the space provided and returning same to us.  We confirm that this letter agreement may be executed in two counterparts each of which will be deemed to be an original and both of which will be deemed to constitute one agreement.  This agreement is subject to all applicable regulatory approvals.

Yours Truly,

OROMIN EXPLORATIONS LTD. (signed) “JAMES STEWART” per: J.G. Stewart Secretary	Agreed to and accepted this 28th day of April, 2005. (signed) “CHET IDZISZEK” Chet Idziszek

JGS:sh

This is Schedule “A” to that certain letter agreement between Oromin Explorations Ltd. and Chet Idziszek dated the 28th day of April 2005.

PROMISSORY NOTE

C$325,000	April 28, 2005

FOR VALUE RECEIVED, OROMIN EXPLORATIONS LTD. (the “Company”), with offices at Suite 2000, 1055 West Hastings Street, Vancouver, B.C., Canada V6E 2E9, DOES HEREBY PROMISE TO PAY, to the order of Chet Idziszek, at 8211 Old Mine Road, Powell River, British Columbia V8A 4Z3, the sum of THREE HUNDRED AND TWENTY FIVE THOUSAND DOLLARS in lawful money of Canada ($325,000) with interest at the rate of twelve percent (12%) per annum, compounded monthly, before and after default and until actual payment, within five business days following the closing of the Company’s next financing sufficient to generate net proceeds of not less than C$625,000, but in any event by February 2, 2007, provided however that all amounts owing hereunder can be prepaid, along with accrued interest, by the Company at any time before maturity without penalty.

The Company does hereby waive presentment for payment, protest, notice of protest and notice of non-payment.

OROMIN EXPLORATIONS LTD.

Per:

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

April 28, 2005

Exhibit 4.I

Nell Dragovan

8211 Old Mine Road

Powell River, British Columbia

V8A 4Z3

Dear Nell:

Re:

Loan of $125,000

This letter will serve to confirm the agreement of yourself (the “Lender”) and Oromin Explorations Ltd. (“Oromin”) whereby the Lender has agreed to lend Oromin the sum of C$125,000 in order to pay Oromin’s share of costs associated with Oromin’s acquisition of the Sabodala gold property.  This loan is one of four loans totalling C$625,000 advanced to the Company in February 2005, all of which are equal in priority and which will be repaid out of the proceeds of the Oromin’s next financing.

In consideration of the respective covenants and agreements of the parties contained herein, the sum of one dollar paid by each party hereto to the other party and other good and valuable consideration, (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), the parties agree as follows:

1.

the Lender will lend and Oromin will borrow the amount of C$125,000 (the “Loan”);

2.

the Loan shall bear interest at the rate of 12% per annum, compounded monthly;

3.

the Loan shall repayable in full, including interest, within five business days following the closing of Oromin’s next financing sufficient to pay the Loan and the other loans advanced in February 2005 on the same terms as those hereof (the “Other Loans”), but in any event twenty-four months following the date on which the Loan is advanced, but can be prepaid, along with accrued interest, by Oromin at any time before maturity without penalty;

4.

the Loan shall rank equally in priority with the Other Loans;

5.

the Lender shall be entitled to convert all or any part of the Loan into units of Oromin at price of C$0.45 per unit; each unit shall consist of one common share of Oromin and one non-transferable share purchase warrant entitling the purchase of an additional share of Oromin at a price of C$0.45 per share for a period of two years following the date of conversion of the Loan;

6.

Oromin shall execute in favour of the Lender a promissory note in the form attached hereto as Schedule “A”; and

7.

this agreement is subject to regulatory approval.

Please acknowledge your acceptance of, and agreement to be bound by, the terms and conditions of this letter agreement by signing the enclosed copy hereof in the space provided and returning same to us.  We confirm that this letter agreement may be executed in two counterparts each of which will be deemed to be an original and both of which will be deemed to constitute one agreement.  This agreement is subject to all applicable regulatory approvals.

Yours Truly,

OROMIN EXPLORATIONS LTD. (signed) “JAMES STEWART” per: J.G. Stewart Secretary	Agreed to and accepted this 28th day of April, 2005. (signed) “NELL DRAGOVAN” Nell Dragovan

JGS:sh

This is Schedule “A” to that certain letter agreement between Oromin Explorations Ltd. and Nell Dragovan dated the 28th day of April 2005.

PROMISSORY NOTE

C$125,000	April 28, 2005

FOR VALUE RECEIVED, OROMIN EXPLORATIONS LTD. (the “Company”), with offices at Suite 2000, 1055 West Hastings Street, Vancouver, B.C., Canada V6E 2E9, DOES HEREBY PROMISE TO PAY, to the order of Nell Dragovan, at 8211 Old Mine Road, Powell River, British Columbia V8A 4Z3, the sum of ONE HUNDRED AND TWENTY FIVE THOUSAND DOLLARS in lawful money of Canada ($125,000) with interest at the rate of twelve percent (12%) per annum, compounded monthly, before and after default and until actual payment, within five business days following the closing of the Company’s next financing sufficient to generate net proceeds of not less than C$625,000, but in any event by February 2, 2007, provided however that all amounts owing hereunder can be prepaid, along with accrued interest, by the Company at any time before maturity without penalty.

The Company does hereby waive presentment for payment, protest, notice of protest and notice of non-payment.

OROMIN EXPLORATIONS LTD.

Per:

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

April 28, 2005

Exhibit 4.J

J.G. Stewart Law Corporation Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, British Columbia

V6E 2E9

Attention:

J.G. Stewart

Dear Jim:

Re:

Loan of $125,000

This letter will serve to confirm the agreement of yourself (the “Lender”) and Oromin Explorations Ltd. (“Oromin”) whereby the Lender has agreed to lend Oromin the sum of C$125,000 in order to pay Oromin’s share of costs associated with Oromin’s acquisition of the Sabodala gold property.  This loan is one of four loans totalling C$625,000 advanced to the Company in February 2005, all of which are equal in priority and which will be repaid out of the proceeds of the Oromin’s next financing.

In consideration of the respective covenants and agreements of the parties contained herein, the sum of one dollar paid by each party hereto to the other party and other good and valuable consideration, (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), the parties agree as follows:

1.

the Lender will lend and Oromin will borrow the amount of C$125,000 (the “Loan”);

2.

the Loan shall bear interest at the rate of 12% per annum, compounded monthly;

3.

the Loan shall repayable in full, including interest, within five business days following the closing of Oromin’s next financing sufficient to pay the Loan and the other loans advanced in February 2005 on the same terms as those hereof (the “Other Loans”), but in any event twenty-four months following the date on which the Loan is advanced, but can be prepaid, along with accrued interest, by Oromin at any time before maturity without penalty;

4.

the Loan shall rank equally in priority with the Other Loans;

5.

the Lender shall be entitled to convert all or any part of the Loan into units of Oromin at price of C$0.45 per unit; each unit shall consist of one common share of Oromin and one non-transferable share purchase warrant entitling the purchase of an additional share of Oromin at a price of C$0.45 per share for a period of two years following the date of conversion of the Loan;

6.

Oromin shall execute in favour of the Lender a promissory note in the form attached hereto as Schedule “A”; and

7.

this agreement is subject to regulatory approval.

Please acknowledge your acceptance of, and agreement to be bound by, the terms and conditions of this letter agreement by signing the enclosed copy hereof in the space provided and returning same to us.  We confirm that this letter agreement may be executed in two counterparts each of which will be deemed to be an original and both of which will be deemed to constitute one agreement.  This agreement is subject to all applicable regulatory approvals.

Yours Truly,

OROMIN EXPLORATIONS LTD. (signed) “CHET IDZISZEK” per: Chet Idziszek President	Agreed to and accepted this 28th day of April, 2005. (signed) “JAMES STEWART” J.G. Stewart Law Corporation Ltd. per: J.G. Stewart

JGS:sh

This is Schedule “A” to that certain letter agreement between Oromin Explorations Ltd. and J.G. Stewart Law Corporation Ltd. dated the 28th day of April 2005.

PROMISSORY NOTE

C$125,000	April 28, 2005

FOR VALUE RECEIVED, OROMIN EXPLORATIONS LTD. (the “Company”), with offices at Suite 2000, 1055 West Hastings Street, Vancouver, B.C., Canada V6E 2E9, DOES HEREBY PROMISE TO PAY, to the order of J.G. Stewart Law Corporation Ltd. at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia V8A 4Z3, the sum of ONE HUNDRED AND TWENTY FIVE THOUSAND DOLLARS in lawful money of Canada ($125,000) with interest at the rate of twelve percent (12%) per annum, compounded monthly, before and after default and until actual payment, within five business days following the closing of the Company’s next financing sufficient to generate net proceeds of not less than C$625,000, but in any event by February 2, 2007, provided however that all amounts owing hereunder can be prepaid, along with accrued interest, by the Company at any time before maturity without penalty.

The Company does hereby waive presentment for payment, protest, notice of protest and notice of non-payment.

OROMIN EXPLORATIONS LTD.

Per:

OROMIN

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

EXPLORATIONS LTD.

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

April 28, 2005

Exhibit 4.K

David Scott

Suite 502 388 Drake Street

Vancouver, British Columbia

V6B 2A3

Dear David:

Re:

Loan of $50,000

This letter will serve to confirm the agreement of yourself (the “Lender”) and Oromin Explorations Ltd. (“Oromin”) whereby the Lender has agreed to lend Oromin the sum of C$50,000 in order to pay Oromin’s share of costs associated with Oromin’s acquisition of the Sabodala gold property.  This loan is one of four loans totalling C$625,000 advanced to the Company in February 2005, all of which are equal in priority and which will be repaid out of the proceeds of the Oromin’s next financing.

In consideration of the respective covenants and agreements of the parties contained herein, the sum of one dollar paid by each party hereto to the other party and other good and valuable consideration, (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), the parties agree as follows:

1.

the Lender will lend and Oromin will borrow the amount of C$50,000 (the “Loan”);

2.

the Loan shall bear interest at the rate of 12% per annum, compounded monthly;

3.

the Loan shall be repayable in full, including interest, within five business days following the closing of Oromin’s next financing sufficient to pay the Loan and the other loans advanced in February 2005 on the same terms as those hereof (the “Other Loans”), but in any event twenty-four months following the date on which the Loan is advanced, but can be prepaid, along with accrued interest, by Oromin at any time before maturity without penalty;

4.

the Loan shall rank equally in priority with the Other Loans;

5.

the Lender shall be entitled to convert all or any part of the Loan into units of Oromin at price of C$0.45 per unit; each unit shall consist of one common share of Oromin and one non-transferable share purchase warrant entitling the purchase of an additional share of Oromin at a price of C$0.45 per share for a period of two years following the date of conversion of the Loan;

6.

Oromin shall execute in favour of the Lender a promissory note in the form attached hereto as Schedule “A”; and

7.

this agreement is subject to regulatory approval.

Please acknowledge your acceptance of, and agreement to be bound by, the terms and conditions of this letter agreement by signing the enclosed copy hereof in the space provided and returning same to us.  We confirm that this letter agreement may be executed in two counterparts each of which will be deemed to be an original and both of which will be deemed to constitute one agreement.  This agreement is subject to all applicable regulatory approvals.

Yours Truly,

OROMIN EXPLORATIONS LTD. (signed) “JAMES STEWART” per: J.G. Stewart Secretary	Agreed to and accepted this 28th day of April, 2005. (signed) “DAVID SCOTT” David Scott

JGS:sh

This is Schedule “A” to that certain letter agreement between Oromin Explorations Ltd. and David Scott dated the 28th day of April 2005.

PROMISSORY NOTE

C$50,000	April 28, 2005

FOR VALUE RECEIVED, OROMIN EXPLORATIONS LTD. (the “Company”), with offices at Suite 2000, 1055 West Hastings Street, Vancouver, B.C., Canada V6E 2E9, DOES HEREBY PROMISE TO PAY, to the order of David Scott at Suite 502 388 Drake Street, Vancouver, British Columbia V6B 2A3, the sum of FIFTY THOUSAND DOLLARS in lawful money of Canada ($50,000) with interest at the rate of twelve percent (12%) per annum, compounded monthly, before and after default and until actual payment, within five business days following the closing of the Company’s next financing sufficient to generate net proceeds of not less than C$625,000, but in any event by February 2, 2007, provided however that all amounts owing hereunder can be prepaid, along with accrued interest, by the Company at any time before maturity without penalty.

The Company does hereby waive presentment for payment, protest, notice of protest and notice of non-payment.

OROMIN EXPLORATIONS LTD.

Per:

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”) for the year ended February 28, 2005, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 27, 2005

 (signed):    “Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”) for the year ended February 28, 2005, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 27, 2005

(signed):     “Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer