Form 20-F
period 2006-02-28
OROMIN EXPLORATIONS LTD
filed 2006-06-27
CIK 1109141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

February 28, 2006

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

The Exhibit Index is located on Page 71

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

40,494,088

Indicate by check mark whether the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes     No  X

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X    No _________

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer    Accelerated filer    Non-accelerated filer    X

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17  X   Item 18 _________

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes     No  X

(APPLICABLE ONLY TO ISSUES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes _________  No __________  Not Applicable  X

The information set forth in this Annual Report on Form 20-F is as at February 28, 2006 unless an earlier or later date is indicated.

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

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

B.	Business Overview	21
C.	Organizational Structure	22
D.	Property Plants and Equipment	22
	Santa Rosa Property, Argentina	22
	Title	22
	Location, Access & Physiography	23
	Exploration History	23
	Regional and Local Geology	24
	Stratigraphy	24
	Geochemistry and Hydrocarbon Migration	25
	Structure	25
	Sediment Distribution	26
	Proposed Exploration	26
	Doing Business in Argentina	26
	Sabodala Property, Sénégal	29
	Title	29
	Location, Access & Physiography	29
	Plant and Equipment	30
	Regional and Local Geology	30
	Mineralization	33
	Exploration History	36
	Exploration – Recent Results	36
	Proposed Exploration	36
	Doing Business in Sénégal	37
	Carneirinho Property, Brazil	38

ITEM 4A.	UNRESOLVED STAFF COMMENTS	38

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	39
A.	Operating Results	39
	Fiscal Year Ended February 28, 2006 Compared to Fiscal Year Ended February 28, 2005	39
	Fiscal Year Ended February 28, 2005 Compared to Fiscal Year Ended February 29, 2004	40
	Fiscal Year Ended February 29, 2004 Compared to Fiscal Year Ended February 28, 2003	40
B.	Liquidity and Capital Resources	40
	February 28, 2006 Compared to February 28, 2005	41
	February 28, 2005 Compared to February 29, 2004	42
	February 29, 2004 Compared to February 28, 2003	42
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	43
	Outlook	43
C.	Research and Development, Patents and Licenses, etc.	43
D.	Trend Information	44
E.	Off-Balance Sheet Arrangements	44
F.	Tabular Disclosure of Contractual Obligations	44
G.	Safe Harbour	44

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
A.	Directors and Senior Management	44
B.	Compensation	45

	Option Grants in Last Fiscal Year	46
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	46
	Pension and Retirement Benefit Plans	47
	Termination of Employment, Change in Responsibilities and Employment Contracts	47
	Directors	47
C.	Board Practices	48
D.	Employees	49
E.	Share Ownership	49

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	50
A.	Major Shareholders	50
B.	Related Party Transactions	50
C.	Interests of Experts and Counsel	51

ITEM 8.	FINANCIAL INFORMATION	51
A.	Consolidated Statements and Other Financial Information	51
B.	Significant Changes	52

ITEM 9.	THE OFFER AND LISTING	52
A.	Offer and Listing Details	52
B.	Plan of Distribution	52
C.	Markets	52
D.	Selling Stockholders	53
E.	Dilution	53
F.	Expenses of the Issue	53

ITEM 10.	ADDITIONAL INFORMATION	53
A.	Share Capital	53
B.	Memorandum and Articles of Association	53
C.	Material Contracts	54
D.	Exchange Controls	56
E.	Taxation	57
	Material Canadian Federal Income Tax Consequences	57
	Dividends	58
	Capital Gains	58
	Material United States Federal Income Tax Consequences	59
	U.S. Holders	59
	Distributions on Common Shares of the Company	59
	Foreign Tax Credit	60
	Information Reporting and Backup Withholding	60
	Disposition of Common Shares of the Company	60
	Currency Exchange Gains or Losses	61
	Other Considerations	61
F.	Dividends and Paying Agents	63
G.	Statements by Experts	63
H.	Documents on Display	63
I.	Subsidiary Information	63

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	64

GLOSSARY OF OIL AND GAS TERMS

The following is a glossary of some of the terms used in the oil and gas industry and referenced herein:

Anticline	Rock units folded into a convex-upward shape with the youngest unit on the top.
Bituminous	Impregnated with various mixtures of hydrocarbons.
Central Dome	The structural dome centred around 33E15'S latitude and 67E40'W longitude.
Conglomerate	Coarse-grained clastic rock composed of rounded clasts over 2mm in diameter.
Fanglomerate	Coarse unsorted clastic material deposited in alluvial fans.
Formation	A rock unit that has been named and defined by its location, relative age and composition.
Geopressured	A condition in which the interstitial fluids in a rock unit exhibit pressures in excess of their hydraulic head.
Geothermal	Heat emanating from depths within the earth.
Graben	A portion of the earth’s crust that was faulted and dropped to a lower position relative to its surrounding during some part of its history. It subsequently may have been filled with sediments.
Kerogen	Various organic remains contained within sediments.
Lacrustine	Pertaining to processes in lakes.
Orogeny	The process of mountain building by deforming the earth’s crust.
Plan Argentina	The legislative framework in Argentina whereby exploration and exploitation permits and certain producing properties are made available for acquisition through an international public bid process.
Regressive	Dropping sea level or excessive sediment input in sediments overstepping areas that were previously water-covered.
Source Rocks	Rocks containing organic material that, through geologic processes, have produced hydrocarbons.
Stratigraphic Pinch-out	A rock unit that changes character by diminishing its character to zero, commonly in an upward direction.
Transgressive	Rising sea level that results in sediments being deposited over what were previously land areas.

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Andesitic	A term used to describe a dark coloured, fine grained, extrusive volcanic rock.
Antiform	The peaks of folded layers of rock or stratigraphy where the limbs of an individual fold close upward.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Arkosic	A term used to describe a pink to reddish coloured coarse-grained sedimentary rock largely comprised of angular grains of quartz and feldspar.
Colluvium	A general term applied to any loose, heterogeneous and incoherent mass of soil material or rock fragments deposited chiefly by mass-wasting, usually at the base of a steep slope or cliff.
Conglomerate	A coarse grained sedimentary rock comprised of poorly sorted and typically rounded granules, pebbles, cobbles and boulders.
Craton	A relatively immobile part of the earth, generally of large size
Crustal-scale	A term used to describe large deep seated or regional scale geological features. I.e. the San Andreas fault is a "crustal-scale" feature.
Dyke	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks.
Felsic	A term used to describe light coloured igneous rocks.
Foliation	A term used to describe the linear or platy texture of rocks that have been subjected to extreme heat and pressure resulting in the flattening or alignment of a rock's constituent mineral grains.
Fuchsite	A bright green, chromium rich variety of a muscovite.
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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 17 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“U.S. GAAP”).  Results for the periods ended February 28, 2006 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended February 28
		2006	2005	2004	2003	2002
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations(1)
	Total	($2,702,526)	($448,169)	($297,616)	($193,126)	($79,385)
	Per Share (1)	($0.09)	($0.02)	($0.01)	($0.01)	($0.01)
(c)	Total assets	$11,268,010	$3,985,105	$2,990,680	$2,444,494	$4,581,547
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$19,964,141	$11,878,025	$11,010,280	$10,665,871	$10,420,131
(f)	Total shareholders’ equity	$10,550,846	$2,917,072	$2,699,678	$2,212,367	$2,159,753
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($2,702,526)	($448,169)	($297,616)	($193,126)	($79,385)
	Per Share (1)	($0.09)	($0.02)	($0.01)	($0.01)	($0.01)

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN CONFORMITY WITH U.S. GAAP:

		Year Ended February 28
		2006	2005	2004	2003	2002
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations
	Total	($3,285,319)	($1,613,646)	($300,616)	($195,376)	($75,072)
	Per Share¹	($0.11)	($0.06)	($0.01)	($0.01)	($0.01)
(c)	Total assets	$10,982,762	$5,840,158	$2,990,680	$2,444,494	$4,581,547
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$19,964,141	$11,878,025	$11,010,280	$10,665,871	$10,420,131
(f)	Total shareholders’ equity	$10,265,598	$4,772,125	$2,699,678	$2,212,367	$2,159,753
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($3,285,319)	($1,613,646)	($300,616)	($195,376)	($75,072)
	Per Share¹	($0.11)	($0.06)	($0.01)	($0.01)	($0.01)

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On June 13, 2006, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.1079.

The following table sets out the high and low exchange rates for each of the last six months.

	2006					2005
	May	April	March	February	January	December
High for period	1.1275	1.1770	1.1747	1.1614	1.1794	1.1754
Low for period	1.0948	1.1162	1.1299	1.1352	1.1372	1.1427

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended February 28
	2006	2005	2004	2003	2002
Average for the period	1.1929	1.2816	1.3629	1.5548	1.5651

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

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred net losses to date.  Its deficit as of February 28, 2006 was $11,913,865.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

Limited Experience with Development-Stage Resource Operations

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

Share Price Volatility; Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company's common stock fluctuated from a low of $1.30 to a high of $2.45 in the period beginning February 28, 2006 and ending on the date of this Annual Report.  There can be no assurance that these price fluctuations will not continue to occur.

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

The Company has three subsidiaries.  Irie Isle Limited is incorporated in the British Virgin Islands and is wholly owned by the Company.  Cynthia Holdings Limited is incorporated in the British Virgin Islands and is owned by Irie Isle Limited as to 82.48%.  Exploraciones Oromin, S.A. is incorporated in Argentina and is wholly owned by Cynthia Holdings Limited.

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

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Ottoman Energy Ltd. (“Ottoman”) whereby Ottoman can acquire up to a 41.24% interest in the Santa Rosa Property by spending US$2,297,381 on exploration and development of the Santa Rosa Property.  The LOI is subject to a number of conditions that must be fulfilled or waived by September 30, 2006, including completion of legal and financial due diligence to Ottoman’s satisfaction, issuance of formal title to the Santa Rosa Property and the settlement and execution of a joint venture agreement respecting the Santa Rosa Property.

Subject to the fulfilment or waiver of the conditions referred to above and subject to funding, Irie, Ottoman and Surge will jointly undertake the next phase of the exploration program, at an estimated cost of US$1,350,000, which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne proportionately by each party or they will suffer dilution.

Acquisition of the Sabodala Property, Sénégal

The Company has the right to acquire a 100% interest in the Sabodala Property, as more fully described under  “Item 4 - Information on the Company - D. Property, Plants and Equipment” below. The Direction de Mines of Sénégal awarded the exploration concession to the Company on behalf of the Oromin Joint Venture Group through an international selection process concluded in October 2004.  The Oromin Joint Venture Group (“OJVG”) is a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.  The Company provides exploration and management services to the OJVG.  In order to acquire its interest in the Sabodala Property, the OJVG must spend at least USD$8 million on exploration of the Sabodala Property by April 17, 2007.

Under the terms of the OJVG agreement, Bendon will provide the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million.  Bendon has agreed to arrange financing, through an equity placement in the Company, of at least US$4 million of the Company’s expenditure commitment.  Bendon will also take a lead role in arranging any production financing that the OJVG may require.  Badr holds a free carried interest until the initial USD$8 million commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution.

Acquisition of the Carneirinho Property, Brazil

The Company and Lund Gold Ltd. (“Lund”) have an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property is structured as a two-stage option with Lund and the Company jointly acquiring a 50% interest at each stage. In order to exercise the first option, Lund and the Company must pay the vendor US$50,000 on or before April 30, 2005 (paid), US$100,000 by April 30, 2006 (paid) and a total of US$1,600,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, Lund and the Company must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

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

In March 2001, the Company acquired a 100% interest in the oil and gas exploration rights for the Santa Rosa Property in central Argentina and exploration of the Santa Rosa Property is now the principal business activity of the Company.   In June 2002, the Company, through its wholly owned subsidiary Cynthia Holdings Limited (“Cynthia”), agreed to sell an effective 50% interest in its Santa Rosa Property. The Agreement has been amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for 212.415 shares of Cynthia (representing a 17.52% effective interest in its Santa Rosa Property) and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited, received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interest.  In November 2005, the Company entered into a letter of intent (the “LOI”) with Ottoman Energy Ltd. (“Ottoman”) whereby Ottoman can acquire up to a 41.24% interest in the Santa Rosa Property by spending US$2,297,381 on exploration and development of the Santa Rosa Property.

In October 2004, the Company was awarded an exploration concession known as the Sabodala Property in the Republic of Sénégal. The exploration concession grants the Company the sole right to acquire a 100% interest in the Sabodala Property by spending at least USD$8 million on exploration of the Sabodala Property by April 17, 2007.  The Sabodala Property will be held by the Oromin Joint Venture Group (“OJVG”), a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.  The Company provides exploration and management services to the OJVG.  Under the terms of the OJVG agreement, Bendon will provide the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million.  Bendon has agreed to arrange financing, through an equity placement in the Company, of at least US$4 million of the Company’s expenditure commitment and will also take a lead role in arranging any production financing that the OJVG may require.  Following the completion of the initial USD$8 million commitment is completed, the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution.

In January 2005, the Company and Lund Gold Ltd. (“Lund”) were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property is structured as a two-stage option with Lund and the Company jointly acquiring a 50% interest at each stage. In order to exercise the first option, Lund and the Company must pay the vendor US$50,000 on or before April 30, 2005 (paid), US$100,000 by April 30, 2006 (paid) and a total of US$1,600,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, Lund and the Company must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the resource properties owned by each of the Company’s subsidiaries:

Oromin Explorations Ltd. (B.C. corporation)

Irie Isle Limited 100% (BVI corporation)		Sabodala Property 43.5%

Cynthia Holdings Limited 82.48% (BVI corporation)		Carneirinho Property 50%

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

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Ottoman Energy Ltd. (“Ottoman”) whereby Ottoman can acquire up to a 41.24% interest in the Santa Rosa Property by spending US$2,297,381 on exploration and development of the Santa Rosa Property.  The LOI is subject to a number of conditions that must be fulfilled or waived by September 30, 2006, including completion of legal and financial due diligence to Ottoman’s satisfaction, issuance of formal title to the Santa Rosa Property and the settlement and execution of a joint venture agreement respecting the Santa Rosa Property.

Subject to the fulfilment or waiver of the conditions referred to above and subject to funding, Irie, Ottoman and Surge will jointly undertake the next phase of the exploration program, at an estimated cost of US$1,350,000, which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne proportionately by each party or they will suffer dilution.

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

While the economy is showing signs of recovering, reform of the country's struggling banking system and Argentina's $141 billion debt must still be addressed.  Since 2004, the primary surplus of the Argentine Public Sector has grown 16% per year due to a 20% increase in tax collection.  The Argentine Central Bank has reserves for USD$25 billion after having already paid to the International Monetary Fund USD$10 billion last March and the Argentine Government reached an agreement with foreign creditors in the amount of USD$40 billion of foreign debt.

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

Title

The Company has the right to acquire a 100% interest in an exploration concession (the “Sabodala Property”) governed by a Mining Convention signed February 17, 2005 with the Government of Sénégal.  The Direction de Mines of Sénégal awarded the exploration concession to the Company on behalf of the Oromin Joint Venture Group through an international selection process concluded in October 2004.  The Oromin Joint Venture Group (“OJVG”) is joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.  The Company provides exploration and management services to the OJVG.  In order to acquire its interest in the Sabodala Property, the OJVG must spend at least USD$8 million on exploration of the Sabodala Property by April 17, 2007.  The OJVG has the right to complete a feasibility study within a 9-10 month period following the exploration phase, upon which the concession can be converted to an exploitation concession.  Upon conversion of the concession from an exploration to an exploitation concession, the OVJG must establish an operating company to further develop the Sabodala Property and must offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.  The Government of Sénégal will receive a 10% interest in the operating company at no cost and a royalty of $US 6.50 per ounce of gold produced.

Under the terms of the OJVG agreement made as of September 20, 2005, Bendon will provide the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million.  Bendon has agreed to arrange financing, through an equity placement in the Company, of at least US$4 million of the Company’s expenditure commitment.  Bendon will also take a lead role in arranging any production financing that the OJVG may require.  Badr holds a free carried interest until the initial USD$8 million commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution.

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

CD4:  Kerekounda2 and Golouma2

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

Golouma

Golouma consists of extensive quartz veining within an area of very little outcrop exposure.  Maurin and Sy (1992) reported 8 veins within an area measuring 1000 x 1,400 metres, with widths of 0.3 to 5.0 metres and a variety of orientations.  At that time, BRGM carried out a program of hand trenching on seven of these veins, reporting trace to 4.3 g/t Au from the veins themselves.  An eighth vein in the area was not trenched, but a 29.7 g/t Au grab sample was reported (FQ-8).  In most cases, the wallrocks to the veins were not exposed by the shallow trenches, but “channel samples” were taken from the colluvium bordering the veins and reported generally higher grades than the vein they flanked.  For instance, trench GOL-T33 exposed a 0.5 metre glassy quartz vein assaying 0.6 g/t Au, flanked by colluvium averaging 17 g/t Au over 3 metres on one side and 7 g/t Au over 3 metres on the other side.  These results suggested that gold mineralization in the Golouma area is not primarily hosted by the massive quartz veins.

In 2004, the Company examined and sampled three quartz veins and their saprolitic wallrocks in the Golouma area.  Since 1991, artisanal pitting to a depth of 2-3 metres has provided good exposures of both veins and wallrocks in the Golouma area.  The three sampled pits, located with GPS, cannot be correlated with any confidence to the vein locations reported by Maurin and Sy (1992); it appears that the 1991 vein locations are plotted inaccurately.  The three veins examined by the Company are located within an area of 100 x 350 metres; it seems likely that veining is present over a larger area than sampled by the Company, obscured by thick vegetation and low relief, but may be less extensive than mapped by Maurin and Sy (1992).  The veins consist of milky to vitreous, locally ribboned, quartz with lesser carbonate and chlorite, and local boxwork after minor sulphides.  They are emplaced into altered phyllite whose foliation consistently trends 230º/75ºNW and which contains sparse quartz veinlets and disseminated pyrite.  The westernmost pit sampled (Pit “B”), returned only 254 ppb Au from the 59 cm milky to vitreous, ribboned quartz vein itself, but its altered and limonitic hanging wall assayed 15.8 g/tonne Au across a true width of 2.30 metres (Table 8.0.1).  The wallrock contained less than 1% milky quartz in patches and its high assay may be due to disseminated or fracture-controlled gold mineralization.  The other two pits had narrower exposures of vein and wallrock; at Pit “A”, vein and wallrock assayed 3.82 and 4.52 g/t Au, respectively, and a combined sample at Pit “C” assayed 1.41 g/t Au.

Maurin and Sy (1992) reported three more veins, centred about 1600 metres east of the Golouma area, which were being worked artisanally at the time.  They reported no sampling results from these veins and the author did not examine them.

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
[1]Bottoms in mineralization.

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

Exploration History

The first report of gold in the vicinity of the Sabodala Property was made in 1961 by a regional mapping program by the Bureau de Recherches Géologiques et Minières (BRGM), who noted artisanal workings and “quartzites” with 3-6 g/tonne Au near the village of Sabodala.  From 1971 to 1973, a Soviet-Sénégalese governmental program explored an area of 1400 km2 for hard-rock gold deposits and reported on 76 occurrences.  The Soviet-Sénégalese mission discovered the Sabodala deposit and focused their efforts, including soil geochemistry, geophysical surveys, trenching and drilling, on it.  However, they also described and carried out some work on the current exploration concession that comprises the Sabodala Property, including hand trenching on the Kerekounda, Kobokoto and Golouma prospects and 11 drillholes (574m) at Kerekounda.  This drilling resulted in an estimate for vein mineralization at Kerekounda of 70,000 tonnes grading 31.5 g/tonne Au across an average width of 1.68 metres (BRGM, 1980).  This is an unsubstantiated historical estimate of unknown reliability that does not conform to NI 43-101 standards and has subsequently been mined.  From 1976 to 1985, BRGM carried out successive programs (almost entirely on the current exploitation concession) to establish a resource for the Sabodala deposit, including geophysical surveys, metallurgical work and drilling.  The only significant work reported on the Sabodala Property during these programs consisted of 5 drillholes (362m) at Kerekounda (Maurin and Sy, 1992).

In 1987, when it became apparent that the Sabodala deposit needed more oxide gold resources to be viable, BRGM extended their surface work to a radius of six kilometres from the deposit with geological mapping, soil geochemistry and hand trenching on both the current exploration and exploitation concessions (Husson et al, 1987).  This work led to bulldozer trenching and drilling in 1991, including 11 drill holes (1,115m) on the Masato prospect, which lies on the border between the exploration and exploitation concessions.  Shallow hand trenches showed widespread quartz veining in the Golouma area and returned grades up to 39.6 g/tonne Au from colluvium; grab samples from the Kobokoto Vein assayed up to 63.5 g/tonne Au (Maurin and Sy, 1992).

With the exception of the Kerekounda area and the work carried out by the Company, no work other than artisanal pitting has subsequently been reported on the Sabodala Property.  Small-scale open pit mining to a depth of 10-20 metres was carried out at Kerekounda by Eeximcor, a Sénégalese company, from 1994 to 1998, removing a few tens of thousands of tonnes of material.  Presumably, this would have removed the bulk of the resource previously estimated for Kerekounda.

In the past few years, exploration work for orogenic gold deposits has been initiated on several properties adjoining the Sabodala concession such as the Kounemba concession of Randgold Resources.

Exploration - Recent Results

Since acquiring an interest in the Sabodala Property, the Company has focused its efforts on three principal areas, Golouma, Niakafiri South and Masato.  The program began with a high-resolution airborne geophysical survey, followed by prospecting, geologic mapping, soil geochemical sampling, ground geophysics, hand and excavator trenching and most recently the first stage of a minimum 10,000-metre drilling program.  The Company also initiated a property-wide, regional reconnaissance evaluation late last year.  Preliminary results from this continuing program have thus far identified at least twenty-five new exploration targets that will be the focus of follow-up exploration and drilling.   Drilling at Golouma, Niakafiri South and Masato is currently ongoing with 23 holes drilled to date.  Trench, rock and soil geochemical sampling has confirmed historical results and correlates well with induced polarisation (“IP”) chargeability anomalies identified by the Company in the initial phase of its geophysical evaluation of Sabodala.  Trenching and drilling have confirmed the depth extent and continuity of surface results.

Proposed Exploration

The Company intends to continue the two-phase exploration program for the Sabodala Property recommended in the “Summary Report on the Sabodala Exploration Concession” dated March 14, 2005 by Henry J. Awmack, P.Eng.  While there is some overlap between the two phases as initial results have indicated that further exploration is warranted, Phase I consists of property-wide geological, geochemical and geophysical surveys and initial diamond drilling.  Phase II consists mainly of additional drilling and also includes expanded selective leach soil geochemical coverage over the remainder of the Sabodala Property, expanded geophysical surveying, and initial metallurgical, environmental and engineering studies.  The total cost for both phases is estimated at USD$8,000,000.

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

Carneirinho Property, Brazil

The Company and Lund Gold Ltd. (“Lund”) have an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property is structured as a two-stage option with Lund and the Company jointly acquiring a 50% interest at each stage. In order to exercise the first option, Lund and the Company must pay the vendor US$50,000 on or before April 30, 2005 (paid), US$100,000 by April 30, 2006 (paid) and a total of US$1,600,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, Lund and the Company must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

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

ITEM 4A.

UNRESOLVED STAFF COMMENTS

This item is not applicable as the Company is neither an accelerated filer, a large accelerated filer, nor a well-known seasoned issuer and has no pending comments from the staff of the Commission.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of exploring its resource properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  The Company does not currently have any producing properties and its current operations are exploratory searches for hydrocarbons or minerals.  During the fiscal year ended February 28, 2006, the Company was primarily engaged in the exploration of its Santa Rosa property in Argentina and the Sabodala Property in Sénégal.  As a result, the Company's future activities may be affected in varying degrees by political stability and government regulation in Argentina and Sénégal, all of which are beyond the control of the Company.  See “Item 3 -  Key Information - D. Risk Factors”.

As at February 29, 2004, the Company had incurred acquisition and exploration costs of $2,310,978 with respect to its Santa Rosa Property in Argentina and during the fiscal year ended February 28, 2005, the Company recorded a cost recovery of $2,210,620 as a result of the cash and shares received from Surge Global Energy Inc. (“Surge”) discussed below so that acquisition and exploration costs were reduced to $445,431 as at February 28, 2005.  During the fiscal year ended February 28, 2006, the Company incurred an additional $260,945 in exploration costs with respect to its Santa Rosa Property.  The major components of cumulative expenditures are as follows: contractor and geological staff costs of $262,412 or 37% of the total; land and legal costs of $140,475 or 20% of the total; presumptive minimum tax costs of $148,069 or 21% of the total; and travel and accommodation costs of $53,418 or 8% of total.

During the fiscal year ended February 28, 2003, Cynthia Holdings Ltd. (“Cynthia”), a wholly-owned subsidiary of the Company, and The Havana Group Inc. (“Havana”) entered into an agreement (the “Agreement”) whereby Cynthia agreed to sell an effective 50% interest in the Santa Rosa Property to Havana.  The Agreement was amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for 212.415 shares of Cynthia (representing a 17.52% effective interest in its Santa Rosa Property) and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited, received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interest.    Surge has elected not to acquire any further interest in the Santa Rosa Property.

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

As at February 28, 2006, the Company had incurred net acquisition and exploration costs of $1,796,462 with respect to its Sabodala Property in Sénégal, following a cost recovery of $3,029,005.  The major components of this amount are as follows: contractor and geological staff costs of $2,222,434 or 44% of the total; exploration office costs of $883,943 or 18% of the total; camp operation costs of $757,648 or 16% of the total; travel and accommodation costs of $512,263 or 11% of the total; drilling costs of $268,010 or 5% of the total; sample analysis costs of $224,004 or 4% of the total; and land and legal costs of $141,229 or 3% of the total.  During the fiscal year ended February 28, 2006, the Company carried out a high-resolution airborne geophysical survey, followed by prospecting, geologic mapping, soil geochemical sampling, ground geophysics, hand and excavator trenching and most recently the first stage of a minimum 10,000-metre drilling program.  The Company also initiated a property-wide, regional reconnaissance evaluation.

Fiscal Year Ended February 28, 2006 Compared to Fiscal Year Ended February 28, 2005

During the fiscal year ended February 28, 2006 the Company recorded interest income of $32,837 and a foreign exchange loss of $78,007.  During the fiscal year ended February 28, 2005 the Company recorded interest income of $14,338 and a foreign exchange loss of $117,752.

Expenses for the fiscal year ended February 28, 2006 were $2,657,356, up significantly from $344,755 for the fiscal year ended February 28, 2005 primarily due to an increase in stock based compensation from $127,818 to $2,307,214 as a result of stock options granted during the year.

Net loss for the fiscal year ended February 28, 2006 was $2,702,526 or $0.09 per share as compared with a net loss for the fiscal year ended February 28, 2005 of $448,169 or $0.02 per share.  The Company expects to incur a net operating loss for the fiscal year ending February 28, 2007.

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

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  Based on its existing working capital, the Company requires additional financing for its currently held properties during the upcoming fiscal year.  If such funds are not available or cannot be obtained or are insufficient to cover the costs of the Company's exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern. The Company has not made use of any financial instruments for hedging purposes in the fiscal year ended February 28, 2006.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing (which it is currently seeking) to incur additional exploration expenditures on its Santa Rosa Property and Sabodala Property and begin exploration of its Carneirinho Property during the fiscal year ending February 28, 2007.

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

February 28, 2006 Compared to February 28, 2005

At February 28, 2006, the Company’s current assets totaled $7,202,239 compared to $877,621 at February 28, 2005.  The increase is due to the sale of share capital.  During the same period, current liabilities decreased to $717,164 from $1,068,033 due to the retirement of a series of loans arranged to pay exploration office costs associated with the Company’s Sabodala Property.  Included in the Company’s current liabilities was payables or accrued liabilities of $47,024 due to related parties as a result of general and administrative expenses incurred with companies related by way of directors in common and as a result of professional services rendered by directors of the Company.  All such amounts are payable on demand.  As a result, the Company had working capital of $6,485,075 at February 28, 2006 as compared with a working capital deficiency of $190,412 at February 28, 2005.  As at both February 28, 2006 and February 28, 2005, the Company had no long-term debt.

At February 28, 2006, the Company had total assets of $11,268,010 as compared with $3,985,105 at February 28, 2005.  The increase is due the sale of share capital.

Share capital as at February 28, 2006 was $19,964,141, up from $11,878,025 as at February 28, 2005 due to the sale of share capital.  During the fiscal year ended February 28, 2006, the Company issued 7,132,393 units at a price of $0.85 per unit to generate net proceeds of $5,910,328, each unit comprised of one common share and one half of a non-transferable two-year share purchase warrant, each whole warrant entitling the purchase of one additional common share of the Company at a price of $1.20 per share until January 16, 2008 as to 625,020 warrants, January 20, 2008 as to 882,353 warrants and February 1, 2008 as to 2,058,823 warrants.  During the period, the Company also issued 2,200,507 shares pursuant to the exercise of warrants to generate proceeds of $494,091, 1,162,530 shares pursuant to the exercise of stock options to generate proceeds of $294,379 and 3,090,531 units pursuant to the conversion of loans totalling $1,330,288 (each unit comprised of one common share and one non-transferable two-year share purchase warrant entitling the purchase of one additional common share of the Company at a price of $0.43 per share until, November 15, 2007 as to 1,701,644 warrants and at a price of $0.45 per share until February 1, 2008 as to 1,388,887 warrants.

The Company's largest cash outflows in the fiscal year ended February 28, 2006 resulted from net resource property expenditures of $1,165,186.  The most significant contribution to working capital in the year ended February 28, 2006 was provided by the sale of share capital that generated cash proceeds of $6,698,798.  The most significant contribution to working capital in the year ended February 28, 2005 was provided by the sale of a 17.52% interest in the Santa Rosa Property that generated cash proceeds of $832,680.

February 28, 2005 Compared to February 29, 2004

At February 28, 2005, the Company’s current assets totalled $877,621 compared to $528,337 at February 29, 2004.  The increase is due to the sale of a 17.52% interest in the Santa Rosa Property.  During the same period, current liabilities also increased to $1,068,033 from $291,002 due to increased exploration activity and a series of loans arranged to pay exploration office costs associated with the Company’s Sabodala Property.  Included in the Company’s current liabilities was payables or accrued liabilities of $102,573 due to related parties as a result of general and administrative expenses incurred by companies related by way of directors in common and as a result of professional services rendered by directors of the Company.  All such amounts are payable on demand.  As a result, the Company had a working capital of deficiency of $190,412 at February 28, 2005 as compared with working capital of $237,335 at February 29, 2004.  As at both February 28, 2005 and February 29, 2004, the Company had no long-term debt.

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

Had the Company presented its financial statements in accordance with U.S. GAAP, its loss for the fiscal year ended February 28, 2006 would have increased by $582,793, its loss for the fiscal year ended February 28, 2005 would have increased by $1,165,477 (resulting in a loss of $1,613,646) and its loss for the fiscal year ended February 29, 2004 would have increased by $3,000.

Outlook

In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property and its Sabodala Property and begin exploration of its Carneirinho Property.  Based on its existing working capital, the Company requires additional financing for its currently held properties during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends to incur additional exploration expenditures on its currently held properties during the fiscal year ending February 28, 2007.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional oil and gas or mineral exploration properties.  None of the Company’s resource properties are in production and, therefore, do not produce any income.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Derek Bartlett

Mr. Bartlett is a director of the Company.  He has worked as a geologist and exploration manager for a number of international mining companies since 1966.  Mr. Bartlett has been the President of Braddick Resources Ltd. and Blue Emerald Resources Ltd. since 1994.  Mr. Bartlett is 66 years old.

Robert Brennan

Mr. Brennan is a director of the Company.  He has been an investment advisor with CB Richard Ellis since 1987 and prior thereto was a CPA with Peat Marwick and Mitchell, a predecessor firm of KPMG.  Mr. Brennan is 45 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company.  She is a financier with a long, successful history of organizing and financing junior resource companies in Canada.  In 1980, she founded Corona Explorations that discovered the Hemlo gold deposits in Northern Ontario.  Ms. Dragovan is 56 years old.

Norman Haimila

Dr. Haimila is a director of the Company.  He has forty years experience as a geoscientist and has worked throughout the world evaluating petrochemical prospects for various companies and government agencies, including Atlantic Richfield where he was Senior Research Geologist.  Since 1988, Dr. Haimila has worked extensively in Argentina during which time he supervised oil and gas exploration and development for Chauvco Resources and Alberta Energy Corporation.  He also worked in Argentina as the Senior Scientist with the Sub-Andean Co-operative Hydrocarbon Studies Project, a regional exploration consortium led by the World Bank, which was carried out over a four year period to provide an updated comprehensive basin analysis and hydrocarbon assessment of the series of sedimentary basins on the eastern side of the Andes mountains and confirm the substantial hydrocarbon potential of the region.  Dr. Haimila is 70 years old.

Chet Idziszek

Mr. Idziszek is a director and the President of the Company. He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia.  He also received the “Prospector of the Year Award" in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of the Company during its exploration and development of the Petaquilla copper-gold deposits in Panama.  Mr. Idziszek is 58 years old.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto.  He has worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996.  He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001.  Since 2001 he has worked as an independent mining consultant.  Mr. Sibthorpe is 56 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practised law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 48 years old.

Douglas Turnbull

Mr. Turnbull is a director of the Company.  Mr. Turnbull is a geologist and is the President of Lakehead Geological Services Inc. which provides geological consulting services for a number of Canadian private and public companies.  Mr. Turnbull has been the President of Lakehead since 1992.  Mr. Turnbull is 43 years old.

B.

Compensation

During the fiscal year ended February 28, 2006, the Company paid or accrued cash compensation of $415,396 to its directors and officers. No other funds were set aside or accrued by the Company during the fiscal year ended February 28, 2006 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its executive officers.  The following fairly reflects all material information regarding compensation paid to the Company's executive officers which has been disclosed to the Company's shareholders under applicable Canadian law.

The following table (presented in accordance with the rules (the “Rules”) made under the Securities Act (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of the Chief Executive Officer and the Chief Financial Officer as at February 28, 2006, and the other three most highly compensated executive officers of the Company as at February 28, 2006, whose individual total compensation for the most recently completed financial year exceeded $150,000 (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

The following table sets forth the summary of the compensation paid to the Company’s chief executive officer, Chet Idziszek, and chief financial officer, Naomi Corrigan, for the past three fiscal years:

Annual Compensation			Long Term Compensation

					Awards		Payouts
Name and Principal Position	Fiscal Year Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Chet Idziszek President and CEO	Feb. 28, 2006 Feb. 28, 2005 Feb. 29, 2004	$138,000 $138,000 $125,925	Nil Nil Nil	Nil Nil Nil	850,000 120,000 175,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Naomi Corrigan CFO	Feb. 28, 2006 Feb. 28, 2005 Feb. 29, 2004	$34,189 $12,434 $11,397	Nil Nil Nil	Nil Nil Nil	30,000 4,000 25,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Option Grants in Last Fiscal Year

The following table summarizes the stock options granted to the Named Executive Officers during the fiscal year ended February 28, 2006:

Name	Options Granted (# shares)	% of Total Options Granted	Exercise Price ($/share)(1)	Market Value of Shares Underlying Options at Date of Grant ($/share)	Expiration Date
Chet Idziszek President and CEO	300,000 550,000	35%	$0.70 $1.90	$0.67 $1.83	September 15, 2010 February 15, 2011

Naomi Corrigan CFO	30,000	1.3%	$1.90	$1.83	February 15, 2011

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital.  Options vest immediately upon grant.

There were no repricings of stock options held by Named Executive Officers of the Company during the fiscal year ended February 28, 2006.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth a summary of stock options exercised by and remaining outstanding to the Named Executive Officers for the fiscal year ended February 28, 2006:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)	$ Value of Unexercised In-the-Money Options (1)

Chet Idziszek President	368,000	$283,880	1,195,000	$809,200

Naomi Corrigan CFO	13,500	$13,470	59,000	$42,340

1

Value of unexercised in-the-money options calculated using the closing price of $1.71 for the common shares of the Company on the TSX Venture Exchange on February 28, 2006, less the exercise price of in-the-money options.

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

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, Norman Haimila and Douglas Turnbull, received $48,617 and $82,665, respectively, for geological consulting services rendered and J.G. Stewart was paid or accrued $111,925 for professional services rendered.

The following table sets forth stock options granted by the Company during the fiscal year ended February 28, 2006 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted ($)(1)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date

Derek Bartlett	50,000	2.1%	$1.90	$1.83	February 15, 2011
Robert Brennan(2)	200,000	8.3%	$1.90	$1.83	February 15, 2011
Nell Dragovan	75,000	3.1%	$1.90	$1.83	February 15, 2011
Norman Haimila	75,000	3.1%	$1.90	$1.83	February 15, 2011
Robert Sibthorpe	50,000	2.1%	$1.90	$1.83	February 15, 2011
J.G. Stewart	75,000	3.1%	$1.90	$1.83	February 15, 2011
Douglas Turnbull	75,000	3.1%	$1.90	$1.83	February 15, 2011
*		Percentage of all options granted during the fiscal year
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the stock option plan referred to below) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital and these figures take the consolidation of share capital which occurred subsequent to the end of the most recently completed fiscal year.  Options vest immediately upon grant.

(2)		Robert Brennan was appointed a director of the Company effective April 18, 2006.

The following table sets forth details of all exercises of stock options during the fiscal year ended February 28, 2006 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Derek Bartlett	25,000	$10,400	145,000/nil	$138,700
Robert Brennan(6)	nil	nil	200,000/nil	nil
Nell Dragovan	56,000	$13,500	295,000/nil	$321,200
Norman Haimila	100,000	$61,000	170,000/nil	$138,700
Robert Sibthorpe	145,781	$60,433	50,000/nil	nil
J.G. Stewart	113,000	$65,140	225,000/nil	$220,500
Douglas Turnbull	31,000	$12,800	157,000/nil	$119,720

1	Number of common shares of the Company acquired on the exercise of stock options.
2	Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.
3	The figures relate solely to stock options.
4

The value of in-the-money options was calculated using the closing price of the common shares of the Company on the TSX Venture Exchange on February 28, 2006 of $1.71, less the exercise price of each option.

5	All such options are currently exercisable.
6	Robert Brennan was appointed a director of the Company effective April 18, 2006.

There were no repricings of stock options held by directors of the Company during the fiscal year ended February 28, 2006.

C.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Derek Bartlett and Douglas Turnbull have been directors of the Company since February 25, 2002.  Robert Brennan has been a director of the Company since April 18, 2006.  Nell Dragovan has been a director of the Company since January 22, 2004.  Norman Haimila has been a director of the Company since July 3, 2001. Chet Idziszek has been a director of the Company since February 21, 1994 and the President of the Company since June 23, 1999.  Robert Sibthorpe has been a director of the Company since June 4, 2004.  J.G. Stewart has been a director of the Company since July 19, 1995 and the Secretary of the Company since August 23, 1996.  Neither the Company nor any of its subsidiaries have any arrangement to provide benefits to directors upon termination of employment.

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

D.

Employees

During the fiscal year ended February 28, 2006, the Company had an average of approximately 165 employees six of whom worked out of the Company’s head office, nine of worked out of the Company’s Dakar office and approximately 150 worked out of the Company’s Sabodala exploration camp facility.  Of the average of 165 employees, three worked in management roles (two in Canada and one in Sénégal), three in secretarial roles (two in Canada and one in Sénégal), two in accounting roles (one in Canada and one in Sénégal), six as support workers (in Sénégal) and the balance of 150 worked as geologists or in other aspects of the Company’s mineral exploration work (one in Canada and the rest in Sénégal).  Of those employed as geologists or in other aspects of the Company’s mineral exploration work, approximately 140 were casual or temporary employees.  During the fiscal years ended February 28, 2005, and February 29, 2004, the Company had an average of three employees all of whom worked out of the Company’s head office.  Of the average of three employees, one worked in a management role, one in a secretarial role and one in an accounting role.  No employees were casual or temporary employees.  The number of the Company’s employees fluctuates based on the level of the Company’s exploration activities.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options or warrants to purchase shares of the Company held by such persons:

Name	Number of Common Shares Held at June 7, 2006	Number of Options or Warrants Outstanding at June 7, 2006	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Derek Bartlett	5,000	75,000 20,000 50,000	0.4%	$0.25 $0.25 $1.90	January 22, 2009 March 3, 2009 February 15, 2011
Robert Brennan	466,000	200,000	1.6%	$1.90	February 15, 2011
Naomi Corrigan	22,500	25,000 4,000 30,000	0.2%	$0.25 $0.25 $1.90	January 22, 2009 March 3, 2009 February 15, 2011
Nell Dragovan	1,784,247	277,777 200,000 20,000 75,000	5.7%	$0.45 $0.25 $0.25 $1.90	February 1, 2008 January 22, 2009 March 3, 2009 February 15, 2011
Norman Haimila	nil	75,000 20,000 75,000	0.4%	$0.25 $0.25 $1.90	January 22, 2009 March 3, 2009 February 15, 2011
Chet Idziszek	7,725,915	50,000 100,000 722,222 175,000 120,000 300,000 550,000	22.8%	$0.20 $1.20 $0.45 $0.25 $0.25 $0.70 $1.90	July 4, 2006 January 16, 2008 February 1, 2008 January 22, 2009 March 3, 2009 September 15, 2010 February 15, 2011
Robert Sibthorpe	nil	50,000	0.1%	$1.90	February 15, 2011
J.G. Stewart	819,477	277,777 100,000 20,000 75,000	3.1%	$0.45 $0.25 $0.25 $1.90	February 1, 2008 January 22, 2009 March 3, 2009 February 15, 2011
Douglas Turnbull	5,000	62,000 20,000 75,000	0.4%	$0.25 $0.25 $1.90	January 22, 2009 March 3, 2009 February 15, 2011
Total:	10,828,139	3,843,776	34.7%

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 7, 2006, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 40,634,088 Common Shares outstanding as of June 7, 2006.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons beneficially owning greater than 5% of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at June 7, 2006	Percentage of Common Shares Outstanding at June 7, 2006

Chet Idziszek	7,725,915	19%
Tri-Country Investments LLC	2,058,824	5.1%
Oroventures LLC	2,058,823	5.1%

The Company’s major shareholders do not have different voting rights.  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at June 7, 2006 there were 40,634,088 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Computershare Investor Services Inc., of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 25 registered holders of the Company's common shares resident in the United States, holding an aggregate 9,077,796 common shares, including 1,196,928 shares held by Cede & Co.  This number represents approximately 22.3% of the total issued and outstanding common shares of the Company as at June 7, 2006.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at June 7, 2006 there were 924 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 10,015,518 common shares.  This number represents approximately 24.6% of the total issued and outstanding common shares of the Company as at June 7, 2006, also including the 1,196,928 shares held by Cede & Co.  The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 948 holders holding aggregate 17,896,386 common shares.  This number represents approximately 44% of the total issued and outstanding common shares of the Company as at June 7, 2006.

B.

Related Party Transactions

Other than the transactions described in this section, there were no material transactions in the fiscal years ended February 28, 2006, February 28, 2005 and February 29, 2004, or proposed material transactions between the Company or any of its subsidiaries and:

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

On February 2, 2005, the Company entered into loan agreements with two directors of the Company and a company controlled by a director of the Company to borrow $575,000 to pay exploration office costs associated with the Company’s Sabodala Property.  These loan agreements were replaced by loan agreements dated April 28, 2005 that provide that the loans bear interest at the rate of 12% per annum; are convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.  The loans were repaid in the fiscal year ended February 28, 2006.

C.

Interests of Experts and Counsel

This Form 20F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended February 28, 2006 that contain an Independent Auditor’s Report dated May 19, 2006, Consolidated Balance Sheets as at February 28, 2006 and February 28, 2005, Consolidated Statements of Operations and Deficit for the Fiscal Years Ended February 28, 2006, February 28, 2005, and February 29, 2004, Consolidated Statements of Cash Flows for the Fiscal Years Ended February 28, 2006, February 28, 2005, and February 29, 2004 and Notes to the Consolidated Financial Statements.

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

THE OFFER AND LISTING

A.

Offer and Listing Details

 The high and low sale prices for the common shares of the Company on the TSX Venture Exchange for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
2007	$2.45	$1.30
May	$2.20	$1.30
April	$2.45	$1.75
March	$2.30	$1.71
First Quarter	$2.45	$1.30
2006	$2.00	$0.31
February	$2.00	$1.40
January	$1.80	$0.95
Fourth Quarter	$2.00	$0.88
Third Quarter	$0.99	$0.57
Second Quarter	$0.64	$0.31
First Quarter	$0.62	$0.345
2005	$0.68	$0.15
Fourth Quarter	$0.68	$0.39
Third Quarter	$0.60	$0.16
Second Quarter	$0.235	$0.15
First Quarter	$0.30	$0.15
2004	$0.25	$0.065
2003	$0.18	$0.07
2002	$0. 26	$0. 09

The closing price of the Company's common shares on the TSX Venture Exchange on June 7, 2006 was $1.89.

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

On February 2, 2005, the Company entered into loan agreements to borrow $625,000 (of which $575,000, in total, was provided by two directors of the Company and a company controlled by a director of the Company) to pay exploration office costs associated with the Company’s Sabodala Property.  These loan agreements were replaced by loan agreements dated April 28, 2005 that provide that the loans bear interest at the rate of 12% per annum; are convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.  These loans were converted by the lenders during the fiscal year ended February 28, 2006 resulting in the issuance of 1,388,887 units to the lenders.

In August 2005, the Company entered into a loan agreement to borrow USD$600,000 to pay for work to be performed on the Company’s Santa Rosa Property in Argentina.  The loan agreement provides that the loan is due on the earlier of October 7, 2007 and five business days following the closing of the Company’s next financing sufficient to repay such loan and those loans advanced in February 2005; bears interest at the rate of 12% per annum; is convertible at the option of the lender into units of the Company at a price of $0.43 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.43 per share for a period of two years following the date of conversion of the loan.  The proceeds of the loan were advanced on October 7, 2005.  This loan was converted into 1,701,644 units in November 2005.

By a Mining Convention signed February 17, 2005 between the Company and the Government of Sénégal, the Company, on behalf of the Oromin Joint Venture Group (“OJVG”), was granted an exploration concession to explore the Sabodala Property, a 230 square kilometre property in the Republic of Sénégal.  The OJVG is a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.  The Company provides exploration and management services to the OJVG.  In order to acquire a 100% interest in the Sabodala Property, the OJVG must spend at least USD$8 million on exploration of the Sabodala Property by April 17, 2007. The OJVG has the right to complete a feasibility study within a 9-10 month period following the exploration phase, upon which the concession can be converted to an exploitation concession.  Upon conversion of the concession from an exploration to an exploitation concession, the OVJG must establish an operating company to further develop the Sabodala Property and must offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.  The Government of Sénégal will receive a 10% interest in the operating company at no cost and a royalty of $US 6.50 per ounce of gold produced.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at February 28, 2006, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

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

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has determined that Robert Brennan and Robert Sibthorpe each qualify as an “audit committee financial expert” as defined by the rules of the SEC.  Mr. Brennan has been an investment advisor with CB Richard Ellis since 1987 and prior thereto was a CPA with Peat Marwick and Mitchell, a predecessor firm of KPMG.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto.  He worked as a mining analyst and director of Yorkton Securities Inc. from 1986 to 1996.  He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001.  Since 2001 he has worked as an independent mining consultant.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal year ended February 28, 2006, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Incurred	Percentage of Services
Audit fees	$18,000	88%
Audit-related fees	$2,500	12%
Tax fees	-	-
All other fees	-	-
Total fees	$20,500	100%

In respect of work undertaken for the fiscal year ended February 29, 2004, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Incurred	Percentage of Services
Audit fees	$17,000	87%
Audit-related fees	$2,500	13%
Tax fees	-	-
All other fees	-	-
Total fees	$19,500	100%

For the purposes of this Item 16C, the following terms have the following meanings:

Audit fees	-

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended February 28, 2006, which is the period covered by this Annual Report on Form 20F.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The information referred to in this Item is not required for the fiscal year ended February 28, 2006, which is the period covered by this Annual Report on Form 20F.

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

(b)

Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.

*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
*4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the Sabodala Property
*4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek
*4.I	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan
*4.J	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.K	Loan Agreement dated April 28, 2005 between the Company and David Scott
4.L	Loan Agreement dated August 9, 2005 between the Company and Naples Explorations, LLC	E-113
4.M	Joint Venture Agreement made as of the 20th day of September 2005 between the Company and Bendon International Ltd.	E-121
4.N	Letter of Intent dated November 15, 2005 between the Company and Ottoman Energy Limited	E-193
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2

SIGNATURES

The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 22nd day of June, 2006

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

Date:  June 22, 2006

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

Date:  June 22, 2006

(signed): “NAOMI CORRIGAN”

____________________________

Naomi Corrigan, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
*4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the Sabodala Property
*4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek
*4.I	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan
*4.J	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.K	Loan Agreement dated April 28, 2005 between the Company and David Scott
4.L	Loan Agreement dated August 9, 2005 between the Company and Naples Explorations, LLC	E-113
4.M	Joint Venture Agreement made as of the 20th day of September 2005 between the Company and Bendon International Ltd.	E-121
4.N	Letter of Intent dated November 15, 2005 between the Company and Ottoman Energy Limited	E-193

99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 30614).

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

F1

DAVIDSON & COMPANY LLP   Chartered Accontants   A Partnership of Incorporated Profesionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Oromin Explorations Ltd.

We have audited the consolidated balance sheets of Oromin Explorations Ltd. as at February 28, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended February 28, 2006, February 28, 2005 and February 29, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2006 and 2005 and the results of its operations and cash flows for the years ended February 28, 2006, February 28, 2005 and February 29, 2004 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants
May 19, 2006

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated May 19, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants
May 19, 2006

F2

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	February 28, 2006	February 28, 2005

ASSETS

Current
Cash and cash equivalents	$ 6,455,591	$ 648,769
Receivables	36,216	11,356
Receivables – cost recovery (Note 5)	705,560	212,624
Prepaid expenses and deposits	4,872	4,872

Total current assets	7,202,239	877,621

Investments (Note 3)	1,377,940	1,377,940
Equipment (Note 4)	8,164	6,303
Resource properties (Note 5)	2,546,859	1,583,908
Performance bond – restricted cash (Note 6)	132,808	139,333
	$ 11,268,010	$ 3,985,105

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 717,164	$ 443,033
Related party and other loans (Note 7)	-	625,000

Total current liabilities	717,164	1,068,033

Shareholders' equity
Capital stock (Note 8)
Authorized
100,000,000 common shares without par value
Issued and outstanding
40,494,088 common shares (2005 – 26,983,125)	19,964,141	11,878,025
Contributed surplus (Note 8)	2,500,570	250,386
Deficit	(11,913,865)	(9,211,339)
	10,550,846	2,917,072

	$ 11,268,010	$ 3,985,105

Nature of operations and going concern (Note 1)

Subsequent events (Note 16)

On behalf of the Board:

Signed “Chet Idziszek”	Director	Signed “James G. Stewart”	Director
Chet Idziszek		James G. Stewart	F3

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004

EXPENSES
Amortization	$ 2,593	$ 1,993	$ 2,096
Filing and transfer agent fees	40,164	23,104	23,742
Loan interest	89,011	-	-
Office and rent	140,575	71,490	39,070
Office administration recovery (Note 5)	(310,172)	-	-
Professional and consulting fees	113,399	64,518	66,516
Shareholder information	1,743	4,159	6,335
Stock-based compensation (Note 9)	2,307,214	127,818	110,518
Travel and public relations	100,305	17,695	5,538
Wages and benefits	172,524	33,978	20,568

	(2,657,356)	(344,755)	(274,383)

OTHER INCOME (EXPENSE)
Interest income	32,837	14,338	4,727
Foreign exchange loss	(78,007)	(117,752)	(27,960)

	(45,170)	(103,414)	(23,233)

Loss for the year	(2,702,526)	(448,169)	(297,616)

Deficit, beginning of year	(9,211,339)	(8,763,170)	(8,465,554)

Deficit, end of year	$(11,913,865)	$ (9,211,339)	$ (8,763,170)

Basic and diluted loss per common share	$ (0.09)	$ (0.02)	$ (0.01)

Weighted average number of common shares outstanding	29,511,921	25,383,623	20,133,772

F4

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Year Ended February 28, 2006	Year Ended February 28, 2005	Year Ended February 29, 2004

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (2,702,526)	$ (448,169)	$ (297,616)
Items not affecting cash:
Amortization	2,593	1,993	2,096
Accrued interest on performance bond	(4,043)	(5,110)	-
Foreign exchange loss	10,568	18,260	16,023
Stock-based compensation	2,307,214	127,818	110,518

Changes in non-cash working capital items:
Increase in receivables	(24,860)	(3,686)	(114)
Decrease in prepaid expenses and deposits	-	-	15,428
(Decrease) increase in accounts payable and accrued liabilities	(16,570)	(227,229)	58,875

Net cash used in operating activities	(427,624)	(536,123)	(94,790)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	6,851,004	538,927	345,000
Share issue costs	(152,206)	(1,182)	(591)
Share subscriptions	-	-	330,000
Related party and other loans	705,288	625,000	-

Net cash provided by financing activities	7,404,086	1,162,745	674,409

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(3,701,255)	(1,323,326)	(164,675)
Recoveries on resource properties	2,536,069	832,680	-
Purchase of equipment	(4,454)	(3,002)	-

Net cash used in investing activities	(1,169,640)	(493,648)	(164,675)

Increase in cash and cash equivalents	5,806,822	132,974	414,944

Cash and cash equivalents, beginning of year	648,769	515,795	100,851

Cash and cash equivalents, end of year	$ 6,455,591	$ 648,769	$ 515,795

Supplemental disclosure with respect to cash flows (Note 15)

F5

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on January 25, 1980 under the Company Act of British Columbia.  On February 25, 2002, the Company amalgamated with Fresco Developments Ltd. (“Fresco”).  The amalgamated Company continued as Oromin Explorations Ltd. (the “Company”).

The Company is in the business of exploring its resource properties.  The Company’s current oil and gas and mineral exploration activities are in the pre-production stage.  Consequently, the Company considers itself to be in the exploration stage.  The recoverability of the Company’s expenditures on resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

As at February 28, 2006, the Company has working capital (deficiency) of $6,485,075 (February 28, 2005 – ($190,412)).  The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and continue to raise adequate financing.  While it has been successful in raising funds in the past, there can be no assurance the Company will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its level of general and administrative expenditures and expenditures on the exploration of its resource properties.  In addition, management is pursuing joint venture partners to jointly explore the Company’s oil and gas properties in Argentina.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

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

FEBRUARY 28, 2006

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

F7

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Resource properties (cont’d…)

Oil and gas properties (cont’d)

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

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.  The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation.  The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations.  Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

                                                                                                                                                             F8

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At February 28, 2006, February 28, 2005 and February 29, 2004, the total number of potentially dilutive shares excluded from loss per share was 10,477,727, 4,827,166 and 5,664,203, respectively.

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

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

Stock-based compensation

The Company uses the fair value method whereby the Company recognizes compensation costs for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holder to purchase shares is credited to capital stock.

Foreign currency translation

The Company's subsidiaries are considered integrated operations and are translated into Canadian dollars using the temporal method.  Under this method, monetary items are translated at the exchange rate in effect at the balance sheet date, non-monetary items are translated at historical rates, and revenue and expense items are translated at exchange rates approximating those in effect on the date of the transaction.  Exchange gains or losses arising on translation of foreign currency items are included in operating results.

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

                                                                                                                                                         F9

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

3.

INVESTMENTS

Investments consist of 1,000,000 unregistered shares of Surge Global Energy Inc. (Note 5 (a)), a publicly traded company, with a cost of $1,377,940 and a market value of $2,901,900 (2005 - $4,371,470).

4.

EQUIPMENT

	February 28, 2006			February 28, 2005
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Office furniture	$ 6,301	$ 5,681	$ 620	$ 6,301	$ 5,526	$ 775
Computer equipment	18,394	10,850	7,544	13,940	8,412	5,528

	$ 24,695	$ 16,531	$ 8,164	$ 20,241	$ 13,938	$ 6,303

5.

RESOURCE PROPERTIES

	February 28, 2006	February 28, 2005

Oil and gas properties
Santa Rosa, Argentina	$ 706,376	$ 445,431

Mineral properties
Sabodala, Senegal	1,796,462	1,134,520
Carneirinho, Brazil	44,021	3,957
	$ 2,546,859	$ 1,583,908

F10

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

5.

RESOURCE PROPERTIES (cont’d…)

	Santa Rosa, Argentina	Sabodala, Senegal	Carneirinho, Brazil	Total

Balance, February 29, 2004	$ 2,310,978	$ -	$ -	$ 2,310,978

Camp operation	-	2,247	-	2,247
Contractors and geological staff	201,988	453,129	1,015	656,132
Engineering and feasibility	920	327	-	1,247
Exploration office	-	642,374	-	642,374
Land and legal	49,853	71,016	2,942	123,811
Presumptive minimum tax	92,312	-	-	92,312
Sample analysis	-	372	-	372
Travel and accommodation	-	184,091	-	184,091

Proceeds from sale of interest and cost recovery	(2,210,620)	(219,036)	-	(2,429,656)

Balance, February 28, 2005	445,431	1,134,520	3,957	1,583,908

Acquisition costs	-	-	31,275	31,275
Camp operation	724	755,401	-	756,125
Contractors and geological staff	60,424	1,769,305	1,768	1,831,497
Drilling	-	268,010	-	268,010
Engineering and feasibility	-	-	50	50
Exploration office	-	241,569	-	241,569
Insurance	-	34,645	-	34,645
Land and legal	90,622	70,213	294	161,129
Presumptive minimum tax	55,757	-	-	55,757
Sample analysis	-	223,632	-	223,632
Travel and accommodation	53,418	328,172	6,677	388,267

Cost recovery	-	(3,029,005)	-	(3,029,005)

Balance, February 28, 2006	$ 706,376	$ 1,796,462	$ 44,021	$ 2,546,859

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many resource properties.  The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing.

The Company’s oil and gas assets, being the Santa Rosa property, are considered unproved and as such no depletion has been recognized.

F11

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

5.

RESOURCE PROPERTIES (cont’d…)

a)

Santa Rosa, Argentina

On September 29, 2000, the Company, through its subsidiary Exploraciones Oromin, S.A. (“Oromin S.A.”), submitted a bid to the Secretariat of Energy of the Republic of Argentina to acquire certain oil and gas rights in the Cuyana Basin of central Argentina.  In March 2001, the Secretariat of Energy of the Republic of Argentina approved the Company’s bid to acquire a 100% interest in the oil and gas exploration rights in the Province of Mendoza in central Argentina (the “Santa Rosa Property”).  These exploration rights are for a period of six years and will be converted into exploitation rights for a period of 25 years if commercial quantities of hydrocarbons are discovered.  Upon the successful bid, the Company agreed to incur US$600,000 of exploration expenditures by March 20, 2003 (incurred) as a performance guarantee on the property.  The Company has yet to receive formal title to the Santa Rosa Property and exploration rights.  When title is received, the Company will have to post a US$600,000 performance bond.

On June 26, 2002, the Company, through its wholly owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”), a private Nevada corporation. The agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002.  Oromin, S.A. is a wholly-owned subsidiary of Cynthia.

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

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Ottoman Energy Ltd. (“Ottoman”) whereby Ottoman can acquire up to a 41.24% interest in the Santa Rosa Property by spending up to  US$2,297,381 on exploration and development of the Santa Rosa Property.  The LOI is subject to a number of conditions that must be fulfilled or waived by June 30, 2006, including completion of legal and financial due diligence to Ottoman’s satisfaction, issuance of formal title to the Santa Rosa Property and the settlement and execution of a joint venture agreement respecting the Santa Rosa Property.

b)

Sabodala, Senegal

In October 2004, the Company was awarded an exploration concession in Senegal known as the Sabodala Project. The exploration concession grants the Company the sole right to acquire a 100% interest in the Sabodala Project.    The Sabodala Project is held by the Oromin Joint Venture Group (“OJVG”), a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.  The Company provides exploration and management services to the OJVG.  In order to acquire its interest in the Sabodala Property, the OJVG must spend at least US$8 million on exploration of the Sabodala Property by April 17, 2007.

F12

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

5.

RESOURCE PROPERTIES (cont’d…..)

b)

Sabodala, Senegal (cont’d…)

Under the terms of the OJVG agreement, Bendon will provide the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million.  During the year ended February 28, 2006, Oromin incurred exploration and general and administrative costs as project manager and has recovered $3,329,267 (US$2.8 million) from Bendon of which $705,560 (US$620,000) was received subsequent to February 28, 2006.  Part of the recovery includes $310,172 representing reimbursement for general and administrative expenses.  The Company also received reimbursement for initial due diligence costs of $228,946, of which $219,036 was recovered in the previous fiscal year.  Bendon has agreed to arrange financing, through an equity placement in the Company, of at least US$4 million of the Company’s expenditure commitment.  Bendon will also take a lead role in arranging any production financing that the OJVG may require.  Badr holds a free carried interest until the initial USD$8 million commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution.

c)

Carneirinho, Brazil

During the year ended February 28, 2005, the Company and a company related by way of common directors, were granted an option to jointly acquire a 100% interest in the Carneirinho gold property in north-central Brazil.   The option is structured as a two-stage option with the companies jointly acquiring a 50% interest at each stage.  In order to exercise the first option, the companies must pay the vendor US$50,000 by April 30, 2005 (paid), US $100,000 by April 30, 2006 (paid subsequent to February 28, 2006), and a total of US$1,600,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, the companies must pay the vendor an additional US$6,000,000 on or before April 30, 2010.

6.

PERFORMANCE BOND – RESTRICTED CASH

The Company has a bond held at a bank in Argentina with a face value of US$116,703 (2005 – US$113,150) maturing on August 3, 2012.  The bond bears interest at the six month LIBOR rate which is payable semi-annually.  The bond was required to secure the Santa Rosa property bid in Argentina (Note 5 (a)).

7.

RELATED PARTY AND OTHER LOANS

a)

  In February 2005 and amended in April 2005, the Company arranged loans totalling $625,000 bearing interest at 12% per annum, of which $575,000 was due to directors and a company controlled by a director.  These loans were convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit consisting of one share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.  The value attributable to the conversion options was not significant.

The loans were converted to 1,388,887 units during the year ended February 28, 2006 and the warrants issued thereon expire on February 1, 2008.  The Company paid interest of $78,552 pursuant to these loans of which $72,320 was paid to related parties.

F13

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

7.

RELATED PARTY AND OTHER LOANS (cont’d…)

b)

During the year ended February 28, 2006, the Company arranged and received a loan in the amount of US $600,000 bearing interest at 12% per annum compounded monthly.  The loan was convertible at the option of the lender into units of the Company at a price of $0.43 per unit, each unit consisting of one share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.43 per share for a period of two years following the date of conversion of the loan.  The value attributable to the conversion option was not significant.

The loan was converted to 1,701,644 units during the year ended February 28, 2006 and the warrants issued thereon expire November 15, 2007.  The Company paid interest of $10,459 pursuant to this loan.

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized
100,000,000 common shares without par value

Issued
Balance as at February 28, 2003	18,149,854	$ 10,665,871	$ 12,050
For cash pursuant to private placement (a)	2,045,454	224,409	-
For cash on exercise of warrants	1,000,000	120,000	-
Stock-based compensation	-	-	110,518

Balance as at February 29, 2004	21,195,308	11,010,280	122,568
For cash pursuant to private placement (b)	3,000,000	448,818	-
For cash on exercise of warrants	2,781,817	417,727	-
For cash on exercise of stock options	6,000	1,200	-
Stock-based compensation	-	-	127,818

Balance as at February 28, 2005	26,983,125	11,878,025	250,386
For cash pursuant to private placement (c)	7,132,393	5,910,328	-
For cash on exercise of warrants	2,200,507	494,091	-
For cash on exercise of stock options	1,162,530	294,379	-
Transfer from contributed surplus on exercise of stock options	-	65,635	(65,635)
Loan conversions (Note 7)	3,090,531	1,330,288	-
Escrow shares cancelled	(74,998)	(8,605)	8,605
Stock-based compensation	-	-	2,307,214

Balance as at February 28, 2006	40,494,088	$ 19,964,141	$ 2,500,570

F14

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

a)

In April 2003, the Company closed a non-brokered private placement of 2,045,454 units at a price of $0.11 per unit for proceeds of $224,409 (net of issue costs of $591).  Each unit consisted of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $0.18 per share until April 1, 2005.  Of the warrants issued pursuant to this private placement, 1,181,818 were exercised during the year ended February 28, 2005, 800,507 were exercised during the year ended February 28, 2006 and 63,129 expired unexercised.

b)

In March 2004, the Company closed a non-brokered private placement consisting of 3,000,000 units at a price of $0.15 per unit for proceeds of $448,818 (net of share issue costs of $1,182).  Each unit consisted of one common share and one-half of one non-transferable share purchase warrant.  Each whole warrant entitled the holder to purchase one additional common share at a price of $0.25 per share until March 1, 2006.  The Company had received subscription proceeds of $330,000 towards this private placement during the year ended February 29, 2004.  Of the warrants issued pursuant to this private placement, 99,999 were exercised during the year ended February 28, 2005 and the remaining 1,400,000 warrants were exercised during the year ended February 28, 2006.

c)

In January and February 2006, the Company closed a non-brokered private placement of 7,132,393 units a price of $0.85 per unit for proceeds of $5,910,328, (net of share issue costs of $152,206).  Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share at a price of $1.20 per share until January 16, 2008 for 625,020 warrants, until January 20, 2008 for 882,353 warrants and until February 1, 2008 for 2,058,823 warrants.  The warrants are subject to forced conversion provisions whereby after May 16, 2006 for 625,020 warrants, after May 20, 2006 for 882,353 warrants and after June 1, 2006 for 2,058,823 warrants, if the weighted average trading price of the Company’s shares exceeds $2.40 for fifteen consecutive trading days, the Company may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following such notice.

Escrow shares

During the year ended February 28, 2006, all 74,998 common shares held in escrow were returned to treasury and cancelled and $8,605, being the assigned value of the escrow shares, was transferred to contributed surplus.

9.

STOCK OPTIONS

The Company has a stock option plan under which it is authorized to grant options to directors, officers, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.  Under the plan, the exercise price of each option granted must not be less than the market price of the Company’s shares.  Options granted under the plan typically will vest immediately and are exercisable over five years.

F15

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

9.

STOCK OPTIONS (cont’d….)

Stock option transactions are summarized as follows:

	February 28, 2006		February 28, 2005		February 29, 2004
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Balance, beginning of year	2,563,530	$ 0.25	2,118,749	$ 0.24	1,275,749	$ 0.23
Granted	2,420,000	1.49	595,781	0.27	959,000	0.25
Exercised	(1,162,530)	0.25	(6,000)	0.20	-	-
Expired	-	-	(145,000)	0.20	-	-
Cancelled	-	-	-	-	(116,000)	0.21

Balance, end of year	3,821,000	$ 1.03	2,563,530	$ 0.25	2,118,749	$ 0.24

The weighted average fair value of stock options granted during the current year was $0.95 (2005 - $0.21; 2004 - $0.12) per option.

The total fair value of stock options granted during the current year was $2,307,214 (2005 - $127,818; 2004 - $110,518), which has been recorded in the results of operations.

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the years:

	2006	2005	2004
Risk-free interest rate	3.3 – 4.1%	3.5 – 3.91%	3.5%
Expected life	1-5 years	5 years	5 years
Annualized volatility	71 – 99%	111%	112%
Dividend rate	0%	0%	0%

F16

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

9.

STOCK OPTIONS (cont’d….)

As at February 28, 2006, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date

$ 0.50	100,000	March 24, 2006 (subsequently exercised)
0.20	105,000	July 4, 2006
0.16	50,000	December 1, 2008
0.25	894,000	January 22, 2009
0.25	292,000	March 3, 2009
0.30	150,000	October 29, 2009
0.40	75,000	June 1, 2010
0.35	90,000	July 12, 2010
0.70	300,000	September 15, 2010
0.80	100,000	November 22, 2010
1.90	1,665,000	February 15, 2011

	3,821,000

10.

WARRANTS

Share purchase warrant transactions are summarized as follows:

	February 28, 2006		February 28, 2005		February 29, 2004
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Balance, beginning of year	2,263,636	$ 0.22	3,545,454	$ 0.15	2,500,000	$ 0.10
Issued	6,656,727	1.00	1,499,999	0.25	2,045,454	0.18
Exercised	(2,200,507)	0.22	(2,781,817)	0.15	(1,000,000)	0.12
Expired	(63,129)	0.18	-	-	-	-

Balance, end of year	6,656,727	$ 1.00	2,263,636	$ 0.22	3,545,454	$ 0.15

F17

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

10.

WARRANTS (cont’d….)

As at February 28, 2006, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

1,701,644	$ 0.43	November 15, 2007
625,020	1.20	January 16, 2008*
882,353	1.20	January 20, 2008*
2,058,823	1.20	February 1, 2008*
1,388,887	0.45	February 1, 2008

6,656,727

*  These warrants are subject to forced conversion provisions as outlined in Note 8(c).

11.

RELATED PARTY TRANSACTIONS

The Company incurred costs with directors and companies related by directors in common as follows:

	February 28, 2006	February 28, 2005	February 29, 2004

Rent	$ 51,031	$ 31,236	$ 15,429
Professional and consulting fees	243,208	162,708	50,179
Wages and benefits	138,000	138,000	125,925

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Additional related party transactions are disclosed in Notes 5(a) and 7(a).

Included in accounts payable and accrued liabilities at February 28, 2006 is $47,024 (February 28, 2005 - $102,573) due to directors and companies with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

F18

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

12.

FINANCIAL INSTRUMENTS

a)

Fair value

The Company's financial instruments consist of cash and cash equivalents, receivables, investments, performance bond, accounts payable and accrued liabilities.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

b)

Financial risk

Financial risk is the risk arising from fluctuations in interest rates and changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

13.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	February 28, 2006	February 28, 2005	February 29, 2004

Statutory tax rate	38.3%	35.6%	37.6%

Loss for the year	$ (2,702,526)	$ (448,169)	$ (297,616)

Expected income tax recovery	$ 1,034,716	$ 159,548	$ 111,963
Permanent and other differences	(941,644)	(19,070)	(43,482)
Differences in foreign tax rates	(13,057)	-	(2,101)
Losses for which no tax benefit has been recognised	(80,015)	(140,478)	(66,380)

	$ -	$ -	$ -

F19

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

13.

INCOME TAXES (cont’d….)

The significant components of the Company’s future income tax assets are as follows:

	February 28, 2006	February 28, 2005

Future income tax assets
Resource properties and equipment	$ 1,927,141	$ 1,381,148
Non-capital loss carry-forwards	549,519	513,068
Share issue costs	44,219	22,372

	2,520,879	1,916,588

Less: valuation allowance	(2,520,879)	(1,916,588)

	$ -	$ -

The Company has non-capital losses of approximately $1,143,000 available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire beginning in 2008.  The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and other future tax assets have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

14.

SEGMENT INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s equipment and resource properties are located in the following geographic areas:

	February 28, 2006	February 28, 2005

Argentina	$ 706,376	$ 445,431
Brazil	44,021	3,957
Senegal	1,796,462	1,134,520
Canada	8,164	6,303

	$ 2,555,023	$ 1,590,211

F20

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

15.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	February 28, 2006	February 28, 2005	February 29, 2004

Non-cash operating activities
Accounts payable incurred for resource property expenditures	$ 669,961	$ 379,260	$ -
Receivables – recovery of resource property expenditures	(705,560)	(219,036)	-
	$ (35,599)	$ 160,224	$ -

Non-cash financing activities
Related party and other loans settled with stock	$ (1,330,288)	$ -	$ -
Shares issued in conversion of related party and other loans	1,330,288	-	-
Exercise of stock options	(65,635)	-	-
Contributed surplus allocated to capital stock on exercise of
stock options	65,635	-	-
Cancellation of escrow shares	(8,605)	-	-
Contributed surplus on cancellation of escrow shares	8,605	-	-
Shares issued on share subscriptions from prior year	-	330,000	-
Share subscriptions	-	(330,000)	-
	$ -	$ -	$ -

Non-cash investing activities
Resource property expenditures incurred through accounts
payable	$ (669,961)	$ (379,260)	$ -
Resource property expenditure recovery in receivables	705,560	219,036	-
Sale of partial interest in Argentina project for investments	-	1,377,940	-
Investments received in exchange for sale of partial
interest in Argentina project	-	(1,377,940)	-
	$ 35,599	$ (160,224)	$ -

Interest paid during the year	$ 89,011	$ -	$ -
Income taxes paid during the year	-	-	-

For the years presented, cash and cash equivalents consist entirely of cash on deposit.

16.

SUBSEQUENT EVENTS

The following events occurred subsequent to February 28, 2006:

a)

The Company issued 140,000 common shares pursuant to the exercise of stock options for proceeds of $60,000; and

b)

The Company granted stock options entitling the purchase of up to 270,000 shares at a price of $2.02 per share exercisable until April 21, 2011, and up to 100,000 shares at a price of $2.13 per share exercisable until May 4, 2011.

F21

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

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

Loss for the year

	2006	2005	2004

Net loss for the year - Canadian GAAP	$ (2,702,526)	$ (448,169)	$ (297,616)
Exploration expenditures expensed under U.S. GAAP	(670,731)	(1,138,477)	-
Compensation recovery (expense) (c)	87,938	(27,000)	(3,000)

Loss for the year - U.S. GAAP	(3,285,319)	(1,613,646)	(300,616)
Holding gains (losses) on investments	(1,469,570)	2,993,530	-

Comprehensive income (loss) - U.S. GAAP	$ (4,754,889)	$ 1,379,884	$ (300,616)

Basic and diluted loss per share - U.S. GAAP	$ (0.11)	$ (0.06)	$ (0.01)

Investments

	2006	2005

Investments - Canadian GAAP	$ 1,377,940	$ 1,377,940

Holding gains on investments	1,523,960	2,993,530

Investments - U.S. GAAP	$ 2,901,900	$ 4,371,470

F22

OROMIN EXPLORATIONS LTD.

 (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FEBRUARY 28, 2006

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d ...)

Resource properties

	2006	2005

Resource properties – Canadian GAAP	$ 2,546,859	$ 1,583,908
Cumulative exploration expenditures expensed	(1,809,208)	(1,138,477)

Resource properties - U.S. GAAP	$ 737,651	$ 445,431

Shareholders’ equity

	2006	2005

Shareholders’ equity – Canadian GAAP	$ 10,550,846	$ 2,917,072

Cumulative exploration expenditures expensed	(1,809,208)	(1,138,477)
Compensation recovery (expense) (c)	87,938	(87,938)
Paid-in capital	(87,938)	87,938
Holding gains on investments	1,523,960	2,993,530

Shareholders’ equity - U.S. GAAP	$ 10,265,598	$ 4,772,125

Cash flows

	2006	2005	2004

Cash flows from operating activities
Per Canadian GAAP	$ (427,624)	$ (536,123)	$ (94,790)
Expenditures on resource properties	(889,536)	(1,191,515)	-

Per U.S. GAAP	$ (1,317,160)	$ (1,727,638)	$ (94,790)

Cash flows from investing activities
Per Canadian GAAP	$ (1,169,640)	$ (493,648)	$ (164,675)
Expenditures on resource properties	889,536	1,191,515	-

Per U.S. GAAP	$ (280,104)	$ 697,867	$ (164,675)

F23

OROMIN EXPLORATIONS LTD.

 (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FEBRUARY 28, 2006

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

Effective for reporting periods beginning after April 29, 2004, the Company has adopted the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, effective for the fiscal year ended February 28, 2006, the Company capitalizes costs related to the acquisition of mineral rights.

b)

Stock-based compensation

Under U.S. GAAP, Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation (“SFAS 123”) recommends, but does not require, companies to establish a fair market value based method of accounting for stock-based compensation plans.  The Company has elected for the year ended February 29, 2004 onwards to account for stock-based compensation using SFAS 123.  Accordingly, compensation cost for stock options is measured at the fair value of options granted.

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended February 28, 2006, February 28, 2005 and February 29, 2004.

F24

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

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

During the year ended February 28, 2006, the Company cancelled all escrow shares.  Accordingly, compensation expense recognized in previous periods has been reversed under U.S. GAAP.

d)

Investments

Under Canadian GAAP, the investments held by the Company are recorded at the lower of cost and net realizable value.  Under U.S. GAAP, these investments are classified as “available-for-sale” securities and recorded at market value.  The accumulated difference between cost and market value is recorded as part of comprehensive income.

e)

Convertible notes

Under Canadian GAAP, upon issuance of the convertible notes, the net proceeds received are allocated between the liability and equity components of the notes.  The liability portion of the convertible notes is calculated by determining the carrying amount of the convertible notes by discounting the stream of future payments of principal at the prevailing market rate for a similar liability that does not have an associated equity component.  For Canadian GAAP purposes, for the years ended February 28, 2005 and 2006, no amount was allocated to the equity component.

Under U.S. GAAP, on issuance, the convertible notes would be recorded as a liability and then reclassified as equity only upon conversion.  Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital.  This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note.  For U.S. GAAP purposes, for the years ended February 28, 2005 and 2006, the Company was not required to record a beneficial conversion feature on the convertible notes, as the fair value of the shares issuable on conversion of the notes did not exceed the amount of the proceeds to be allocated to the common shares upon conversion.

F25

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

f)

Recent accounting pronouncements

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

F26

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2006

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

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

In May 2005, FASB issued Statement of Financial Accounting Standards No. 154 Accounting Changes and Error Corrections – A Replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”), which is effective for fiscal years ending after December 15, 2005.  SFAS 154 requires that changes in accounting policy be accounted for on a retroactive basis.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

Canadian pronouncements

In January 2005, the CICA issued the following new accounting standards, effective October 1, 2006;

CICA Handbook Section 1530:  “Comprehensive Income” establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.  The adoption of this new standard by the Company is not expected to have a material impact.

CICA Handbook Section 3251:  “Equity” establishes standards for the presentation of equity and changes in equity during the reporting period.  The adoption of this new standard by the Company is not expected to have a material impact.

CICA Handbook Section 3855:  “Financial Instruments – Recognition and Measurement” establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses.  Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet.  At February 28, 2006, the Company had certain investments that would be classified as available-for-sale securities under this standard, and any unrealized gains or losses would be included in comprehensive income.

F27

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

Exhibit 4.L

August 9, 2005

Naples Explorations, LLC

Suite 210, 3003 Tamiami Trail North

Naples, Florida

U.S.A. 34103

Dear Sirs:

Re:

Loan of USD$600,000

This letter will serve to confirm the agreement of Naples Explorations, LLC (the “Lender”) and Oromin Explorations Ltd. (“Oromin”) whereby the Lender has agreed to lend Oromin the sum of USD$600,000 in order to pay Oromin’s share of costs of arranging a performance bond for its Santa Rosa Property in the Republic of Argentina.

In order to induce Oromin to enter into this agreement, the Lender has certified to Oromin that it is an accredited investor and, in this regard, shall complete and sign the “Certification For Compliance With U.S. Securities Laws” attached hereto as Schedule “A”.  In addition, the Lender has represented and warranted to Oromin as follows:

a)

no prospectus has been files by Oromin in connection with the Loan, the issuance of the Securities (as defined below) and the Promissory Note, the issuance is exempted from the prospectus and registration requirements of applicable Canadian securities legislation and:

(i)

the Lender is restricted from using most of the civil remedies available under applicable Canadian securities legislation;

(ii)

the Lender may not receive information that would otherwise be required to be provided to the Lender under applicable Canadian securities legislation; and

(iii)

Oromin is relieved from certain obligations that would otherwise apply under applicable Canadian securities legislation;

b)

The Loan has not been solicited in any other manner contrary to the applicable Canadian securities legislation or the United States Securities Act of1933, as amended (the “1933 Act”);

c)

the Lender has been advised to consult its own legal and tax advisors with respect to applicable resale restrictions applicable to the Securities and tax considerations applicable to the transactions contemplated herein, and it is solely responsible for compliance with applicable resale restrictions and applicable tax legislation;

d)

Oromin has made no representation respecting the applicable hold periods for the Securities and the Lender is aware of the risks and other characteristics of the Securities and of the fact that the Lender may not be able to resell the Securities except in accordance with the applicable securities legislation and regulatory policies;

e)

the Lender is capable of assessing the proposed investment as a result of the Lender’s financial and business experience or as a result of advice received from a person other than Oromin or any affiliates of Oromin; and

f)

if required by applicable securities legislation, policy or order, or by any securities commission, stock exchange other regulatory authority, the Lender will execute, deliver, file and otherwise assist the Issuer in filing such reports, undertakings and other documents with respect to the issue of the Securities as may be required.

In consideration of the respective covenants and agreements of the parties contained herein, the sum of one dollar paid by each party hereto to the other party and other good and valuable consideration, (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), the parties agree as follows:

1.

the Lender will lend and Oromin will borrow the amount of USD$600,000 (the “Loan”);

2.

the Loan shall bear interest at the rate of 12% per annum, compounded monthly;

3.

the Loan shall repayable in full, including interest, within ten business days following the closing of Oromin’s next financing sufficient to pay the Loan and the other loans advanced in February 2005 (the “Other Loans”), but in any event twenty-four months following the date on which the Loan is advanced, but can be prepaid, along with accrued interest, by Oromin at any time before maturity without penalty;

4.

the Lender shall be entitled to convert all or any part of the Loan into units of Oromin at price of CAD$0.43 per unit; each unit shall consist of one common share of Oromin and one non-transferable share purchase warrant entitling the purchase of an additional share of Oromin at a price of CAD$0.43 per share for a period of two years following the date of conversion of the Loan;  the shares and warrants comprising the units and any shares issued upon exercise of the warrants are referred to herein as the “Securities”;

5.

Oromin shall give the Lender five business days written notice of the closing of any financing sufficient to pay the Loan and the Other Loans in order to allow the lender to determine whether to convert all or any part of the Loan into units of Oromin prior to the Loan becoming due;

6.

Oromin shall execute in favour of the Lender a promissory note in the form attached hereto as Schedule “B” (the “Promissory Note”);

7.

The Lender agrees that the Loan is being acquired for investment and that the Lender will not offer, sell or otherwise dispose of the Promissory Note or the Securities except under circumstances which will not result in a violation of the Securities Legislation, the U.S. Securities Act or any applicable state Blue Sky law or similar laws relating to the sale of securities;

8.

The Lender acknowledges that the Securities are restricted securities that may not be resold in the United States except in a transaction which is registered under the U.S. Securities Act or is exempt from such Act and that the certificates representing the Securities will bear and be subject to the terms of legends in substantially the following forms:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR OTHER APPLICABLE SECURITIES LAWS.  THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, RULE 901 THROUGH RULE 905 AND PRELIMINARY NOTES UNDER THE U.S. SECURITIES ACT OR (2) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT. HEDGING TRANSACTIONS INVOLVING THESE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE U.S. SECURITIES ACT.  DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE  “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE CLOSING DATE.

9.

This agreement is subject to the approval of the TSX Venture Exchange;

10.

The Lender will advance the Loan to Oromin on or before the fifth day following receipt by Oromin of all written confirmation from the TSX Venture Exchange that it has approved this agreement and the date upon which the Loan is advanced is referred to herein as the “Closing Date”.

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

Yours Truly,

OROMIN EXPLORATIONS LTD. Signed: “Chet Idziszek” per: Chet Idziszek, President	Agreed to and accepted this 9th day of August 2005. Signed: “W. Bradley” Naples Explorations LLC per: Authorised Signatory

This is Schedule “A” to that certain letter agreement between Oromin Explorations Ltd. and Naples Explorations LLC dated the 9th day of August 2005.

CERTIFICATION FOR COMPLIANCE WITH U.S. SECURITIES LAWS

(Capitalized terms not specifically defined in the Certification have the meaning ascribed to them in the loan agreement to which this Schedule is attached.)

In connection with the execution of the loan agreement to which this Schedule is attached, the Lender represents, warrants and covenants to Oromin that as of the date of the Lender’s signature below and as of the Closing Date:

(a)

The Lender understands that an investment in the Securities involves a high degree of risk.  The Lender has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities and it is able to bear the economic risk of loss of its entire investment.

(b)

Oromin has provided to the Lender the opportunity to conduct a due diligence investigation of Oromin and to ask questions of and receive answers from management of Oromin concerning the terms and conditions of the offering and the Lender has had access to such information concerning Oromin as it considers necessary or appropriate in connection with its investment decision to acquire the Securities.

(c)

The Lender is acquiring the Securities as principal for its own account, for investment purposes only and not with a view to or for sale in connection with, the distribution thereof, and the Lender has not present intention of distributing or selling such Purchased Securities.

(d)

The Lender understands the Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or the securities laws of any state of the United States and that the sale contemplated hereby is being made in reliance on the exemption from the registration requirements afforded by Rule 506 under the 1933 Act for sales to “accredited investors”.

(e)

The Lender satisfies one or more of the “accredited investor” categories indicated below (please place and “X” on the appropriate lines):

_____ Category 1.

An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Securities, with total assets in excess of USD$5,000,000;

_____ Category 2.	A natural person whose individual net worth, or joint net worth with that person’s spouse, at the date of this Certification exceeds USD$1,000,000.
_____ Category 3.

A natural person who had an individual income in excess of USD$200,000 in each of the two most recent years or joint income with that person’s spouse in excess of USD$300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

_____ Category 4.

A trust that (a) has total assets in excess of USD$5,000,000, (b) was not formed for the specific purpose of acquiring the Securities and (c) is directed in its purchases of securities by a person who has such knowledge and experience in financial and business matters that he/she is capable of evaluating the merits and risks of an investment in the Securities;

_____ Category 5.	An investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of the Act;
_____ Category 6.	A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;
_____ Category 7.	A private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940; or
_____ Category 8.	An entity in which all of the equity owners satisfy the requirements of one or more of the foregoing categories.

(f)

The Lender will be an “accredited investor” on the Closing Date.

(g)

The Lender has not purchased the Securities as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or other form of telecommunications, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

(h)

The Lender shall not offer, sell, pledge or otherwise transfer the Securities except (1) in accordance with the provisions of Regulation S promulgated under the 1933 Act, (2) pursuant to an effective registration statement under the 1933 Act, or (3) pursuant to an available exemption from the registration requirements of the 1933 Act, in each case in accordance with all applicable securities laws.

(i)

The certificates representing the Securities (and any certificates issued in exchange or substitution for the Securities) will bear a legend stating to the effect that such securities (1) have not been registered under the 1933 Act or any other applicable

(j)

 securities laws, (2) have been acquired for investment and not with a view toward resale of distribution, and (3) may not be offered, sold, pledged, or otherwise transferred except (A) in accordance with the provisions of Regulation S promulgated under the 1933 Act, (B) pursuant to an effective registration statement under the 1933 Act, or (C) pursuant to an available exemption from the registration requirements of the 1933 Act, in each case in accordance with all applicable securities laws.  Delivery of certificates bearing such a legend may not constitute “good delivery” in settlement of transactions on Canadian stock exchanges or over-the-counter markets.

(k)

The Lender understands and agrees that there may be material tax consequences to the Lender of an acquisition or disposition of the Securities.  Oromin gives no opinion and makes no representation with respect to the tax consequences to the Lender under United States, state, local or foreign tax law of the undersigned’s acquisition or disposition of such Securities.

(l)

The Lender consents to Oromin making a notation on its records or giving instructions to any transfer agent of Oromin in order to implement the restrictions on transfer set forth an described in this Certification and the loan agreement.

Dated August 9, 2005

_____________________________

Naples Explorations LLC

per:

Authorised Signatory

This is Schedule “B” to that certain letter agreement between Oromin Explorations Ltd. and Naples Explorations LLC dated the 9th day of August 2005.

PROMISSORY NOTE

USD$600,000	August 9, 2005

FOR VALUE RECEIVED, OROMIN EXPLORATIONS LTD. (the “Company”), with offices at Suite 2000, 1055 West Hastings Street, Vancouver, B.C., Canada V6E 2E9, DOES HEREBY PROMISE TO PAY, to the order of Naples Explorations, LLC of Suite 210, 3003 Tamiami Trail North, Naples, Florida, U.S.A. 34103, the sum of SIX HUNDRED THOUSAND DOLLARS in lawful money of the United States of America (USD$600,000) with interest at the rate of twelve percent (12%) per annum, compounded monthly, before and after default and until actual payment, within five business days following the closing of the Company’s next financing sufficient to generate net proceeds of not less than USD$1,100,000, but in any event by August 9, 2007, provided however that all amounts owing hereunder can be prepaid, along with accrued interest, by the Company at any time before maturity without penalty.

The Company does hereby waive presentment for payment, protest, notice of protest and notice of non-payment.

OROMIN EXPLORATIONS LTD.

Per: ____________________________

JOINT VENTURE AGREEMENT

Exhibit 4.M

THIS AGREEMENT made as of the 20th day of September 2005.

BETWEEN:

OROMIN EXPLORATIONS LTD., a company incorporated under the laws of the Province of British Columbia having an office at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

(“Oromin”)

OF THE FIRST PART

AND:

BENDON INTERNATIONAL LTD., a company incorporated under the laws of Switzerland having an office at 1-3 Rue Jacques Bernard, 1204 Geneva, Switzerland

(“Bendon”)

OF THE SECOND PART

WHEREAS:

A.

Oromin, representing the Oromin, Bendon and Badr, has been awarded the Mining Convention governing the exploration concession for the Property;

B.

The Parties wish to create a joint venture to carry out the exploration and development of the Property and to enter into a definitive agreement respecting their joint ownership of the Property and their respective rights and obligations in respect thereof on the terms and conditions hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, and of the mutual covenants and agreements herein contained, the Parties hereto have agreed and do hereby agree as follows:

1.

INTERPRETATION

1.1

In this Agreement, including the Recitals and Schedules, the following words, phrases and expressions shall have the following meanings:

(a)

“Accounting Procedure” means the procedure attached to this Agreement as Schedule “A” hereto.

(b)

“Affiliate” shall have the meaning attributed to it in the British Columbia Business Corporations Act, as amended from time to time.

(c)

“Agreement” means this joint venture agreement and the schedules hereto as they may, from time to time, be amended, supplemented or restated.

(d)

“Assets” means all tangible and intangible goods, chattels, improvements or other items including, without limiting the generality of the foregoing, land, buildings, and equipment, excluding the Property, acquired for or made to the Property under this Agreement or the cost of which is included in Prior Exploration Costs.

(e)

“Badr” means Badr Investment & Finance Company, a company incorporated under the laws of Panama having an office at P.O Box 9966, Jeddah 21413, Kingdom of Saudi Arabia.

(f)

“Budget” means a detailed estimate of all Costs proposed to be incurred for any Operations during a Budget Year (or Semi-Annual Period, in respect of Exploration Operations).

(g)

“Budget Year” means January 1 to December 31;

(h)

“Business Day” means a day on which banks are ordinarily open for business in Canada.

(i)

“Charge” means any lien, mortgage, charge encumbrance or other security of whatsoever description over a Percentage Interest or over any Party’s share of Products or proceeds of sale thereof.

(j)

“Chargee” means any person having the benefit of a Charge.

(k)

“Commercial Production” means the operation of the Property as a producing mine and the production of mineral products therefrom (excluding bulk sampling, pilot plant or test operations); Commercial Production will be deemed to have commenced on the first day of the month following the first sixty (60) day period during which ore is processed at an average rate of not less than seventy percent (70%) of the Mine’s initial rated capacity.

(l)

“Completion Date” means the date on which the Mine is deemed to have commenced Commercial Production.

(m)

“Construction” means every kind of work carried out pursuant to Development Operations during the Construction Period by the Operator in accordance with a Feasibility Report approved by the Management Committee.

(n)

“Construction Period” means, unless the Production Notice is subsequently withdrawn, the period beginning on the date a Production Notice is given and ending on the Completion Date.

(o)

“Control” means the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of the Operator through:

(i)

the legal or beneficial ownership of voting securities;

(ii)

the right to appoint managers, directors or corporate management;

(iii)

contract, operating agreement, voting trust or otherwise.

(p)

“Costs” means Development Costs, Exploration Costs, Prior Exploration Costs and Production Costs, as the case may be.

(q)

“Cross Charge” means a deed of charge in the form attached to this Agreement as Schedule “B” hereto, creating in favour of the other Parties a first ranking charge upon a Party’s Percentage Interest including, without limiting the generality of the foregoing, a charge over its share of Products, the proceeds of the sale thereof, and its interest in all contracts for the sale of its share of Products.

(r)

“Data” means all data and information relating to Operations, wherever located or maintained, including but not limited to, all logs and drill hole records, maps showing the location of all drill holes, all land surveys, all analytical and interpretation data and information, all geological, geophysical and geochemical records, all ore reserve and Feasibility Studies and all other similar records of whatever nature and kind.

(s)

“Development Costs” means all costs, expenses, charges and liabilities incurred or to be incurred by the Parties in connection with a Work Plan and Budget providing for Development Operations including:

(i)

the Overhead Charge;

(ii)

working capital which the Management Committee deems sufficient to ensure continuity of Production Operations, at the ore production rate no lower than that achieved during the period in which Commercial Production was achieved, until such time as revenues calculated on the basis of the greater of metal prices actually realised and metal prices projected in a Feasibility Report approved under Section 9.2 are sufficient to meet cash costs of Production Operations and;

(iii)

for further certainty, any expenditures to defray budget overruns for the Development Operations Work Plan and Budget.

(t)

“Development Operations” means all activity or work involved in the construction, erection, installation and commissioning of a Mine on the Property and all associated facilities in accordance with a Feasibility Report until Commercial Production has been achieved and thereafter any expansion of the rate of ore production from the Mine that was contemplated by that Feasibility Report; for greater certainty, such work may include non-exploration related infrastructure activities such as surveying, mapping, drilling, road construction, power generation and distribution, soil testing, engineering design, cost analysis, preparation of environmental impact statements or studies, environmental permitting activities, overburden stripping and pilot testing programs.

(u)

“Development Plan” means a Work Plan and Budget relating to Development Operations.

(v)

“Exploration Costs” means all costs, expenses, charges and liabilities incurred or to be incurred by the Participants in connection with a Work Plan and Budget providing for Exploration Operations, including the Overhead Charge.

(w)

“Exploration Operations” means:

(i)

all activity or work involved in ascertaining the existence, location, quantity, quality or commercial value of Minerals within the Property including without limitation all prospecting, mapping, ground and airborne geophysical work and geochemical surveys and, after the discovery and location of Minerals, the investigation of the Minerals by drilling, surface and/or underground workings, sampling, testing and assaying to determine the extent, mode of occurrence and recoverable grade of Minerals; and

(ii)

all activity or work involved in delineating and testing an ore body or deposit of Minerals within the Property, together with all work required for the preparation of Feasibility Reports;

(x)

“Exploration Period” means the period beginning on the date of this Agreement and ending on the date an effective Production Notice is given.

(y)

“Feasibility Report” means that document or those documents consisting of a Development Plan, reports, estimates, studies and comprehensive financial analyses prepared pursuant to this Agreement to examine the feasibility of bringing into Commercial Production any Mineral deposit on the Property and establishing and operating a Mine (and includes a Non-Operator’s Feasibility Report) in such form and of such a standard as may be required by the Management Committee and as would allow banking or other financial institutions familiar with the mining business to make a decision to loan funds on reasonable commercial terms sufficient to construct the Mine with security based solely on the reserves and Mine described in the Feasibility Study.

(z)

“Government” means the government of the République du Sénégal and includes any minister, department, office, commission, delegate, instrumentality, agency, board, authority, organ or subdivision thereof in any such case having jurisdiction over the Property or the Joint Venture.

(aa)

“Interest” means simple interest in respect of a principal amount at an annual rate equal to the Prime Rate plus five percent (5%) per annum calculated daily from the date of advance of the principal amount to the date of repayment.

(bb)

“Joint Account” has the meaning given in the Accounting Procedure.

(cc)

“Joint Venture” means the joint venture established in Section 2.1.

(dd)

“Management Committee” means the committee established pursuant to Article 4.

(ee)

“Mine” means the workings established and Assets acquired, including development headings, plant and concentrator installations, infrastructure, housing, airport and other facilities in order to bring the Property into Commercial Production and:

(i)

any adit, decline, drift, shaft, pit, drill hole, excavation, tunnel, well or opening, whether on the surface, underground or otherwise, made or constructed on a basis provided in a Feasibility Report and pursuant to Development Operations, Production Operations or Subsequent Mine Construction Operations, and from which Minerals have been or may be removed or extracted by any method whatsoever, whether now known or hereafter developed, in quantities larger than those required for purposes of sampling, assaying, testing, analysis or evaluation;

(ii)

mills, leaching facilities and other facilities for the treatment, removal, extraction, production, concentrating, beneficiation, processing, storage, and disposal of Minerals and waste, including tailings;

(iii)

fixtures, buildings, facilities and improvements for mining, processing, handling and transporting Minerals, waste and materials; and

(iv)

housing, offices, roads, airstrips, power lines, power generation facilities, port facilities, evaporation and drying facilities, pipelines, railroads, infrastructure related to the foregoing and other facilities for any of the foregoing purposes.

(ff)

“Minerals” means all metallic minerals and mineral substances of every nature and kind that are permitted to be extracted from the Property pursuant to the Mining Convention, including without limitation ores, concentrates, precipitates, beneficiated products and solutions containing such Minerals and all forms in which Minerals may be found, extracted or produced, as well as any by-products thereof having present or known future commercial value.

(gg)

“Mining Convention” means that certain mining convention governing the Property, a copy of which is attached hereto as Schedule “C”.

(hh)

“Net Profits Royalty” means a royalty interest in the net profits of the Joint Venture calculated and payable in accordance with Schedule “D” hereto.

(ii)

“Notice” includes all notices, consents, requests, waivers, demands, directions or other communications by a party to another party permitted or required by this Agreement.

(jj)

“Operating Plan” means a Work Plan and Budget relating to Production Operations as more particularly described in Section 6.5.

(kk)

“Operations” means any of Exploration Operations, Development Operations and Production Operations undertaken and conducted pursuant to approved Work Plans and Budgets.

(ll)

“Operator” means the Party or other person appointed as the Operator in accordance with Article 5.

(mm)

“Overhead Charge” means the charge contemplated in Article 11.

(nn)

“Party” or “Parties” means the parties to this Agreement which from time to time hold a Percentage Interest and their respective successors and permitted assigns which become parties pursuant to this Agreement.

(oo)

“Percentage Interest” means the undivided beneficial percentage interest of any party in the Property, the Assets and any Mine and Products and the Mining Convention, subject to adjustment during the Exploration Period according to Article 7, and subsequent to the Exploration Period according to Article 10, or the undivided beneficial percentage interest of any party in the Sole Risk Development Joint Venture, as the context requires, but shall not include any royalty interest to which a Party may be entitled pursuant to this Agreement.

(pp)

“Prime Rate” means, at any particular time, the annual rate of interest announced from time to time by the Chase Manhattan Bank, Main Branch, New York City, New York (or any successor bank to it) as the reference rate then in effect for determining floating rates of interest on United States dollar loans made in the United States and as to which from time to time a certificate of an officer of such bank shall be conclusive evidence.

(qq)

“Prior Exploration Costs” means the expenditures and deemed expenditures on exploration and development of the Property of each of the Parties determined in accordance with the provisions of Section 3.3 below.

(rr)

“Production Costs” means all costs, expenses, charges and liabilities incurred or to be incurred by the Participants, including the Overhead Charge, in order to maintain and operate one or more Mines on or in respect of the Property or to otherwise continue Production Operations after one or more Mines have reached Commercial Production, and for greater certainty, shall include all capital costs for Production Operations other than any costs of expansion of the rate of production from Mines contemplated by an approved Feasibility Report and accordingly included in Development Costs.

(ss)

“Production Notice” means a notice which is given to each of the Parties pursuant to Section 9.2.

(tt)

“Production Operations” means all activities undertaken with respect to the Property after one or more Mines in the Property have reached Commercial Production and includes the work or activity of developing mining, removing, extracting, producing, treating, processing, milling, drying, shipping and marketing Products and associated by-products (in quantities larger than those required for purposes of sampling, analysis or evaluation) within the Property by open pit, underground, in situ methods, heap leaching, solution mining or any other methods now known or hereafter developed, all operations necessary to maintain such Mines (including during a temporary suspension of mining operations), and all reclamation and restoration performed upon or for the benefit of the Property pursuant to this Agreement;

(uu)

“Products” means Minerals at their highest state of beneficiation on the Property.

(vv)

“Program” means any Work Plan and Budget for Exploration Operations.

(ww)

“Property” means the mineral property described in the Mining Convention, all information obtained from Operations and those rights and benefits appurtenant to the Property that are acquired for the purpose of conducting Operations; a reference to Property shall include a reference to any portion thereof.

(xx)

“Proportionate Share” means that share which is equal to a party's Percentage Interest.

(yy)

“Representative” means every representative appointed under Section 4.2 and includes alternates appointed under Section 4.4.

(zz)

“Semi-Annual Period” means a six month period beginning either January 1 or July 1, as the case may be.

(aaa)

“Underlying Agreement” shall have the meaning ascribed to it in the Option Agreement.

(bbb)

“Work Plan” means a detailed written plan for Operations to be conducted during a Budget Year (or Semi-Annual Period, in respect of Exploration Operations) and adopted by the Management Committee.

1.2

In this Agreement including the recitals unless the contrary intention appears:

(a)

words denoting the singular include the plural and vice versa;

(b)

a reference to any one of an individual, corporation, partnership, joint venture, association, authority, trust or government includes (as the context requires) any other of them;

(c)

the table of contents and headings for the convenience only and do not affect interpretation;

(d)

a reference to any instrument (such as a deed, agreement or document) is to that instrument (or, if required by the context, to a part of it) as amended, novated, substituted or supplemented at any time and from time to time;

(e)

a reference to a party is a reference to a party to this Agreement and includes that party's executors, administrators, successors and permitted assigns;

(f)

a reference to “$” or “dollars” is a reference to an amount in U.S. currency;

(g)

a reference to a recital, clause, schedule or annexure is to a recital, clause (including sub-clause, paragraph, sub-paragraph or further subdivision of a clause), schedule or annexure of or to this Agreement, and a reference to a paragraph is to a paragraph in a schedule;

(h)

a reference to any legislation or legislative provision includes any statutory modification or re-enactment of, or substitution for, and any subordinate legislation under, that legislation or legislative provision;

(i)

where an expression is defined, another part of speech or grammatical form of that expression has the corresponding meaning;

(j)

where a matter is expressed to be within or to the knowledge of any person the matter is taken to be to the best of the knowledge and behalf of the person after having made reasonable enquiry;

(m)

the word “including” and similar expressions are not and must not be treated as words of limitation;

(j)

the Schedules form part of this Agreement.

1.3

When calculating a Party’s Percentage Interest, the Costs of a Party shall include any deemed Costs attributed to such Party pursuant to section 7.9 or section 10.2(a)(ii) and, in the case of Badr, its Prior Exploration Costs shall be deemed to be that number which is equal to thirteen percent (13%) of the aggregate of all of the Exploration Costs and Prior Exploration Costs of all Parties (other than a Party whose Percentage Interest has been relinquished under either Section 7.9 or 10.2 below), as of the date upon which a Feasibility Report is delivered in accordance with this Agreement including such additional deemed Prior Explorations Costs of Badr.

2.

FORMATION OF THE JOINT VENTURE

2.1

The Parties hereby agree, subject to Article 23, to associate and participate in a joint venture for the sole purpose of exploring the Property in order to fulfil the terms of the Mining Convention and, if deemed warranted, undertaking Production Operations.

2.2

Except as expressly provided in this Agreement, including Article 26, each Party shall have the right independently to engage in and receive full benefits from business activities, whether or not competitive with the Joint Venture, without consulting any other Party.  The doctrines of “corporate opportunity” or “business opportunity” shall not be applied to any other activity, venture or operation of any Party and no Party shall have any obligation to another Party with respect to any opportunity to acquire any assets outside of the perimeter of the Property and Area of Common Interest.  Unless otherwise agreed in writing, no Party shall have any obligation to mill, beneficiate or otherwise treat any Minerals or any other Party’s share of Minerals in any facility owned or controlled by such Party.

3.

INTERESTS

3.1

Except as otherwise provided herein, the Parties shall bear all Costs and all liabilities arising under this Agreement and shall own the Property, the Assets and any Mine all in proportion to their respective Percentage Interests.

3.2

The initial Percentage Interests of Oromin and Bendon shall each be 50% and Oromin and Bendon agree that they each hold a 6.5% Percentage Interest in trust for Badr, pending its execution of a tripartite joint venture agreement on substantially the same terms as this Agreement, such Percentage Interest to be transferred to Badr on execution of such agreement.

3.3

Notwithstanding any other provision of this Agreement to the contrary, the Parties agree that Bendon shall be solely responsible for the initial USD$2,800,000 of Exploration Costs and that neither Oromin nor Badr shall be required to incur such Exploration Costs, provided however, that Oromin shall be entitled, but not obligated, to incur such Explorations Costs and the Percentage Interests of Oromin and Bendon shall be adjusted in accordance with the provisions of Article 7 below.

3.4

Notwithstanding any other provision of this Agreement to the contrary, the Parties agree that Oromin shall be solely responsible for the next USD$5,200,000 of Exploration Costs following Bendon having incurred the Exploration Costs referred to in Section 3.3 above and that neither Bendon nor Badr shall be required to incur such Exploration Costs, provided however, that Bendon shall be entitled, but not obligated, to incur such Explorations Costs and the Percentage Interests of Oromin and Bendon shall be adjusted in accordance with the provisions of Article 7 below.

3.5

The Parties agree that Badr shall not be obligated to incur any Exploration Costs incurred prior to the date upon which Bendon and Oromin have collectively incurred Exploration Costs of not less than USD$8,000,000, whereupon Oromin, Bendon and Badr shall bear all Costs and all liabilities arising under this Agreement or the tripartite joint venture agreement referred to in Section 3.2 above and shall own the Property, the Assets and any Mine all in proportion to their respective Percentage Interests.

3.6

Upon Oromin and Bendon having collectively incurred Exploration Costs of not less than USD$8,000,000 in accordance with the terms of the Mining Convention, Oromin and Bendon (and Badr provided that the Parties and Badr have signed the tripartite joint venture agreement referred to in Section 3.2 above) shall incorporate a Sénégalese corporation to act as a joint operating company and shall use their best efforts to settle the terms of and execute a shareholders agreement governing the operation of such company, which agreement shall incorporate the terms of this Agreement regarding the exploration and development of the Property and the respective rights and obligations of the Parties hereto in that regard.

4.

MANAGEMENT COMMITTEE

4.1

Within ten (10) Business Days after the execution hereof, a Management Committee must be established (by the appointment of Representatives) to provide for the orderly supervision of Operations under this Agreement.  The functions of the Management Committee are to direct the policy of the Joint Venture and to supervise the Operator and the conduct of Programs and Operating Plans.

4.2

Unless its Percentage Interest is less than ten percent (10%), each Party for the time being must appoint two Representatives to the Management Committee, who is, subject to Section 4.20 below, hereby authorized to vote and act on behalf of the appointing Party and whose action is binding on that Party in all matters dealt with in this Agreement as being within the scope of the Management Committee.  The identity of each Representative appointed by a Party must be notified to the Operator and to each other Party immediately following his appointment.  The Notice must specify the full name and address of each Representative and an address for the service of Notices on him.

4.3

A Party may at any time, and from time to time, by Notice to the Operator and to the other Parties, nominate a different person to be its Representative.

4.4

A Party may at any time and from time to time appoint an alternate to act in the place of one of its Representatives and every such appointment of an alternate is, for the purposes of the Notice and replacement provisions of Sections 4.3 and 4.4, deemed to be the appointment of a Representative.

4.5

 The Management Committee must hold its initial meeting within thirty (30) Business Days of the Effective Date and thereafter, not less frequently than once a quarter.

4.6

The Operator’s Representative will be the chairman of all meetings of the Management Committee provided that, if at any duly convened meeting at which a quorum is present there is no Representative of the Operator present, the Representatives who are present must elect a chairman from amongst their number.  The chairman will not, in any circumstances, have a casting vote.

4.7

A Representative who is unable to attend a meeting, may vote on any matter which may properly come before that meeting by Notice delivered to the Operator at or before the meeting.

4.8

Subject to this agreement, the Representatives have the duty, at meetings of the Management Committee or as otherwise permitted by this agreement to:

(a)

make all elections and determinations which the Parties are required or permitted to make in this Agreement; and

(b)

to make all other decisions relating to Programs, Development Plans or Operating Plans to be conducted and expenditures to be incurred by the Parties pursuant to this Agreement.

Nothing in this Agreement confers any authority on the Representatives to bind their respective appointing Parties to any action resulting in or which requires an amendment to this agreement.

4.9

Except as provided in Section 4.10, all elections, determinations and decisions to be made by the Management Committee pursuant to this agreement may be made at meetings of the Management Committee, duly called and held, upon the affirmative vote (cast at the meeting or in accordance with Section 4.7) of the Representatives of Parties owning Percentage Interests totalling more than sixty percent (60%).

4.10

Any matter which could properly be considered by the Management Committee at a meeting may be considered after a request in that regard is made in a Notice from the Operator or a Party to all other Parties (including appropriate supplementary information related to each item thereof which might reasonably be expected by a Party for that Party to make an informed decision) for action without holding a meeting.  Within five (5) Business Days after receipt of any such request, each Representative must give Notice of its decision thereon to the Operator.  A Representative who fails to give Notice of its decision is deemed to have voted in favour of the issue in question.  Any submission which receives the affirmative vote of Representatives of the Parties whose Percentage Interests aggregate sixty percent (60%) or more is deemed to be a decision of the Management Committee, binding on all Parties to the same effect as if made at a meeting of the Management Committee.  The Operator must notify the Parties of the results of the decision within two (2) Business Days after the expiry of the period of five (5) Business Days referred to above and must prepare and circulate a minute of the decision as if a meeting of the Management Committee had been held, so that Section 4.18 applies.

4.11

A quorum at meetings of the Management Committee will be constituted if the Representative of every Party or his alternate is in attendance.    A Representative who has cast a vote on any matter coming before the meeting by Notice delivered to the Operator pursuant to Section 4.7 is deemed to be present at that meeting.  If within half an hour from the time appointed for a meeting of Representatives a quorum is not present, the meeting will automatically be adjourned to the next Business Day at the same time and place and if at the adjourned meeting a quorum is not present within half an hour from the time appointed, the Representative or Representatives present or casting a vote by Notice delivered to the Operator pursuant to Section 4.7 will constitute a quorum.  Any meeting at which a quorum is present shall remain properly constituted for the transaction of all business which might be properly brought before it until terminated by a vote in accordance with Section 4.9 above.  A Representative may attend and vote at a meeting of the Management Committee by telephone conference call in which each Representative may hear, and be heard by, the other Representatives.

4.12

If any vote of the Management Committee under Section 4.9 or 4.10 on any matter results in a deadlock, the Operator’s representative or the representative of a party which is the Operator shall have the second or casting vote except, subject to the provisions of Article 9 below,  as to decisions relating to undertaking and completing a feasibility study and taking a decision to develop the Property for Commercial Production as well as divesting or acquiring additional title within a 50 km radius of the Property which decisions will require unanimous decision by the Management Committee.

4.13

The Operator must prepare and send to each Representative a copy of the proposed agenda (including appropriate supplementary information related to each item thereof which might reasonably be expected by a Party for that Party to make an informed decision) for every meeting of the Management Committee, together with Notice of the date, time and place of the meeting at least ten (10) Business Days in advance of the date of the meeting.  Other items may be placed on the agenda of any meeting by Notice (including appropriate supplementary information related to each item thereof which might reasonably be expected by a Party for that Party to make an informed decision) given by any Party to all other Parties not less than five (5) Business Days before the date of the meeting.

4.14

The Operator must call meetings of the Management Committee to consider each proposed Work Plan and Budget prepared and distributed by the Operator in accordance with Section 6.5 or 7.1, as the case may be.  The Operator must call a special meeting at any time, if so requested by any Party on not less than seven (7) Business Days’ Notice and if the Notice containing the request specifies the matters to be placed on the agenda for the meeting.  Any Party may itself call a meeting of the Management Committee by giving not less than seven (7) Business Days’ Notice to the Operator and to the other Parties, specifying the matters to be placed on the agenda.  Additional agenda items may be submitted as provided in Section 4.13.

4.15

Notwithstanding Sections 4.13 and 4.14, in the event of an emergency which, in the Operator’s judgement reasonably exercised, requires a meeting to be held without the Notice and agenda provided for in Sections 4.13 and 4.14,  a meeting called by the Operator will be deemed to have been properly called and held upon Notice given by the Operator by any means which the Operator reasonably considers to be adequate under the circumstances.

4.16

Unless the agenda of any meeting of the Management Committee is amended by unanimous written agreement of those Representatives present at the meeting and those voting in accordance with Section 4.7, the Management Committee may, at any meeting, take action only on those matters specified in the agenda for that meeting.

4.17

Each Representative is entitled to have present at any meeting of the Management Committee, in reasonable numbers, additional agents and employees, (“Observers”) of the Party that he represents.  A Representative intending to have Observers present at a meeting must give at least 48 hours’ Notice specifying the name of every Observer intended to be present.  The expenses incurred by a Party’s Representatives and Observers in attendance at a meeting are to be borne solely by that Party except that the expenses of the Operator’s Observers whose presence is reasonably required at any meeting are expenses of the Joint Venture.

4.18

The Operator must prepare written minutes of each meeting which accurately reflect the meeting and distribute copies to all Representatives within five (5) Business Days after the meeting.  The minutes must include details of each resolution passed at the meeting and must be signed by the chairman of the meeting.  Every Representative must notify the Operator within five (5) Business Days of receipt of the minutes whether or not he approves or disapproves of them.  A Representative who fails to do so is deemed to have approved the minutes.  If any Representative disapproves the minutes the Operator must endeavour to resolve the issue before the next meeting of the Management Committee and if the Operator fails to do so the question is ipso facto to be an agenda item for resolution by a vote at the next meeting of the Management Committee.  Minutes of the meeting approved or deemed approved by all Representatives in accordance with this clause are a correct record of the matters discussed and resolutions passed at the meeting to which they relate and bind the Parties.  The approval or disapproval of minutes does not affect the validity of decisions of the Management Committee at the meeting to which the minutes relate, provided that the minutes are subsequently approved in accordance with this Section 4.18.

4.19

A meeting of the Management Committee of which proper Notice has been given and at which a quorum is constituted may be held by telephone, or other instantaneous means of communication which permits all Representatives present to be heard by all others present.  Unless otherwise agreed, all meetings of the Management Committee shall be held in Vancouver, B.C.

4.20

Notwithstanding any other provision of this Agreement, any Party which is not contributing to Costs at the time of any meeting of the Management Committee shall not be entitled to vote at any meeting of the Management Committee of with respect to any decision required to be taken under this Agreement until such time as such Party elects to contribute and does so contribute to Costs.

5.

OPERATOR

5.1

The initial Operator shall be Oromin.

5.2

The Operator may resign as Operator on at least thirty (30) days’ Notice to all the parties.  The Management Committee shall thereupon select another Operator not later than the ninetieth day after receipt of the previous Operator's Notice of resignation.

5.3

Management Committee may remove an Operator:

(a)

by one  (1) months Notice;

(b)

in the event that a court of competent jurisdiction determines and a court of final appeals upholds the Operator to be in material default of its duties under this Agreement;

(c)

in the event of institution by or against the Operator of a proceeding under any section or chapter of any bankruptcy, insolvency, or debtor-relief law to which the Operator is subject as now existing or hereafter amended or becoming effective, which proceeding is not dismissed, stayed or discharged within a period of sixty (60) Business Days after the filing thereof, or, if stayed, which stay is thereafter lifted without a contemporaneous discharge or dismissal of such proceeding;

(d)

in the event of the appointment of a receiver, trustee or like officer to take possession of the Percentage Interest of the Operator if the pendency of said receivership would have a materially adverse effect upon the performance by the Operator of its obligations under this Agreement and remains undischarged for a period of sixty (60) days from the date of its imposition;

(e)

in the event of the attachment, execution, or other judicial seizure of all of the Percentage Interest of the Operator if the occurrence of such attachment, execution, or other judicial seizure would have a material adverse effect on the performance by the Operator of its obligations under this Agreement;

(f)

the Operator is in default under this Agreement and fails to cure such default or to commence bona fide curative measures within 30 days of receiving notice of default from a non-Operator;

(g)

the Operator undergoes a change in Control; or

(h)

pursuant to Section 7.10 or Section 10.1.

and shall appoint a new Operator, provided however that the Operator, if a Party, shall not be entitled to vote at a meeting of the Management Committee called to remove the Operator in the circumstances set out in subsections (b) through (f) above.

5.4

The new Operator shall assume all of the rights, duties, liabilities and status of Operator as provided in this Agreement.  The new Operator shall have no obligation to hire any employees of the former Operator.

5.5

Upon ceasing to be Operator, the former Operator shall forthwith deliver to the person nominated for that purpose by the Management Committee, the custody of all Assets, Property, books, records, and other property both real and personal relating to this Agreement and the Property.

5.6

If the Operator resigns or is removed and no other person consents to act as Operator, the Joint Venture shall terminate and the provisions of Article 18 shall apply mutatis mutandis.

6.

RIGHTS, DUTIES AND STATUS OF OPERATOR

6.1

The Operator in its operations hereunder shall be deemed to be an independent contractor.  The Operator shall not act or hold itself out as agent for any of the parties nor make any commitments on their individual behalf unless specifically permitted by this Agreement or directed in writing by such party.

6.2

Subject to any specific provision of this Agreement and subject to it having the right to reject any direction on reasonable grounds by virtue of its status as an independent contractor, the Operator shall diligently perform its duties hereunder in accordance with the directions of the Management Committee and in accordance with generally accepted exploration and mining practice, applicable law and the terms of this Agreement.

6.3

The Operator shall manage and carry out such Operations as the Management Committee may direct and in connection therewith shall, in advance if reasonably possible, notify the Management Committee of any change in Operations which the Operator considers material and if it is not reasonably possible, the Operator shall notify the Management Committee so soon thereafter as is reasonably possible.

6.4

The Operator shall have the sole and exclusive right and authority to manage and carry out all Operations, to enter into contracts and sub-contracts with third parties on behalf of itself or the Joint Venture in respect thereof and to incur all Costs required for that purpose.  In so doing the Operator shall, unless it obtains the approval of the Management Committee to do otherwise:

(a)

comply with the provisions of all agreements or instruments of title under which the Property or Assets are held;

(b)

pay all Costs properly incurred promptly as and when due;

(c)

keep the Property and Assets free of all liens and encumbrances other than those, if any, in effect on the date of this Agreement, those the creation of which is permitted pursuant to this Agreement, or builder's or repairman's liens arising out of the Mining Operations and, in the event of any lien being filed as aforesaid, proceed with diligence to contest discharge the same;

(d)

prosecute claims or, where a defence is available, defend litigation arising out of the Mining Operations, provided that any Party may join in the prosecution or defence at its own expense;

(e)

subject to Sections 7.11 and 19.2, perform such assessment work or make payments in lieu thereof and pay such rentals, taxes or other payments and do all such other things as may be necessary to maintain the Property in good standing, including, without limiting the generality of the foregoing, staking and restaking mining claims, and applying for licenses, leases, grants, concessions, permits, patents and other rights to and interests in the Minerals;

(f)

maintain accounts in accordance with the Accounting Procedure, provided that the judgement of the Operator as to matters related to the accounting, for which provision is not made in the Accounting Procedure, shall govern if the Operator's accounting practices are in accordance with accounting principles generally accepted in the mining industry in Canada;

(g)

perform its duties and obligations hereunder in a sound and workmanlike manner, in accordance with sound mining, engineering and other practices customary in the Canadian mining industry and in substantial compliance with all applicable federal, state, provincial, territorial and municipal laws, by-laws, ordinances, rules and regulations and this Agreement;

(h)

represent the Parties in any dealings with the Government in respect of the Property and sign and make submissions to the Government on their behalf, but without prejudice to the right of any Party to make its own submissions to or to be present at any discussions with the Government, provided always, that any submission by the Operator or a Party to the Government must first be approved by the Management Committee;

(i)

during the Exploration Period while Programs are being carried out, provide the Parties with monthly progress reports and with a final report within 60 days following the conclusion of each Program; the final report shall show the Exploration Operations performed and the results obtained and shall be accompanied by a statement of Costs and copies of pertinent plans, assay maps, diamond drill records and other factual engineering data;

(j)

during the Construction Period and periods in which Production Operations are carried out, provide monthly progress reports to the Parties, which reports shall include information on any changes or developments affecting the Mine that the Operator considers are material;

(k)

prepare and submit draft Programs for each Semi-Annual Period for consideration by the Management Committee not less than forty (40) Business Days before such Semi-Annual Period; and

(l)

prepare and submit draft Operating Plans for each Budget Year for consideration by the Management Committee in accordance with Section 14.2 below.

6.5

The following rules shall be applicable to all Work Plans and Budgets prepared by the Operator for approval by the Management Committee:

(a)

each Work Plan will describe in reasonable detail:

(i)

the maintenance, exploration, development, mine construction and production objectives for the Budget Year covered thereby;

(ii)

the work to be performed in attaining such objectives;

(iii)

the part or parts of the Property on which the Operations are to be performed;

(iv)

the technical basis, including any Data, for the type of Operations proposed;

(v)

a list of the number and type of personnel required; and

(vi)

such other information as the Operator may deem appropriate or any Representative may reasonably request;

(b)

a Work Plan for Development Operations will include, in addition to those items described in (a) above and to the extent not previously delivered, the following items:

(i)

any pertinent geological and engineering information;

(ii)

a description of the objectives and estimated costs of the Development Operations including any milling or other facilities necessary to obtain a product that is commercially marketable or otherwise acceptable to the Parties;

(iii)

the estimated time required to perform such development, drilling, shaft sinking and mine construction;

(iv)

the schedule for the first year's operation of the Mine proposed to be constructed;

(v)

a copy of the relevant Feasibility Report; and

(vi)

such other information as the Operator may deem appropriate or any Representative may reasonably request;

(c)

a Work Plan for Production Operations will include, in addition to those items described in (a) above, the following items:

(i)

expected tonnage of Minerals to be mined and rate of such production during the period covered by the Work Plan;

(ii)

the grade, quality and quantity of Minerals expected to be mined and Minerals produced;

(iii)

the quality and quantity of concentrates expected to be derived from the Minerals produced and rate of such production during the period covered by the Work Plan; and

(iv)

such other information as the Operator may deem appropriate or any Representative may reasonably request;

(d)

with each such Work Plan, the Operator shall deliver the Budget corresponding thereto, including where appropriate the particulars of any debt proposed to be incurred by the Joint Venture or the Parties;

(e)

all Work Plans and Budgets in respect of Production Operations shall be prepared on a basis consistent with the Feasibility Study (as the same may have been amended or supplemented, from time to time);

(f)

the Operator shall be entitled to include in the estimate of Production Costs the reasonable estimated costs of satisfying continuing obligations that may remain after this Agreement terminates, in excess of amounts actually expended; such continuing obligations shall include such things as monitoring, stabilisation, reclamation or restoration obligations, severance and other employee benefit costs and all other obligations incurred or imposed as a result of the Joint Venture which continue or arise after termination of this Agreement and settlement of all accounts;

(g)

the Operator may at any time and from time to time prepare and submit to the Management Committee supplemental or revised Work Plans and Budgets, provided that any such supplement or revision will be submitted to the Management Committee as far in advance of implementing the supplemental or revised Work Plan and Budget as is reasonably possible.

6.6

After the conclusion of each Work Plan and Budget the Operator shall add to the total value of Costs incurred by the Parties for Operations the actual amount of Costs incurred pursuant to such completed Work Plan and Budget and shall advise each of the Parties of the revised aggregate Costs incurred by the Parties.

7.

EXPLORATION PROGRAMS

7.1

Within five (5) Business Days of the draft Program and Budget being submitted by the Operator to the Management Committee, the Management Committee shall meet to review the draft Program prepared and, if it deems fit, adopt the same with such modifications, if any, as the Management Committee deems necessary.

7.2

The Operator shall be entitled to an allowance for a Cost overrun of ten percent (10%) of a Program Budget and any Costs so incurred shall be deemed to be included in the Program, as adopted.  Any overruns in excess of ten percent (10%) of a Program Budget incurred without the written approval of the Management Committee shall be borne by and shall be for the sole account of the Operator.

7.3

Each Party may, within ten (10) Business Days of adoption of the Program, give notice to the Operator committing to contribute its Proportionate Share of the Exploration Costs on that Program.  A Party that fails to give Notice within such period shall be deemed to have elected not to contribute.

7.4

If any Party elects or is deemed to have elected not to contribute to a Program, the amounts to be contributed by the Parties who contribute to that Program shall be increased pro rata, subject to the right of any of them to elect not to contribute more than the amount initially committed pursuant to Section 7.3 hereof.  If a Party elects not to contribute more than the amount initially committed, any other Party may contribute the pro rata share of the Party who has elected not to contribute more than the amount initially committed (pro rata if more than one Party), failing which the Operator may elect not to proceed with the Program or may prepare an amended Program and the party that elected or was deemed to have elected not to contribute to a Program, shall not be entitled to participate in such amended Program and the provisions of this Article 7 shall apply to such amended Program.

7.5

The Operator shall be entitled to invoice each Party:

(a)

no more frequently than monthly, for its Proportionate Share of Exploration Costs incurred and paid by the Operator; or

(b)

in advance of requirements but not more than sixty (60) days, for an advance of that Participant's Proportionate Share of Exploration Costs.

Some responsible official of the Operator shall sign each invoice.  Each Party shall pay to the Operator the amount invoiced, within ten (10) Business Days of receipt of the invoice.  If a Party protests the correctness of an invoice it shall nevertheless be required to make the payment, subject to later adjustment if such protest is sustained.

7.6

The Operator shall expend all monies advanced by a Party on a pro rata basis with the advances of the other Parties.  If the Operator suspends or prematurely terminates a Program, any funds advanced by a Party in excess of that Party's Proportionate Share of Exploration Costs incurred prior to the suspension or premature termination shall be refunded forthwith.

7.7

If any Program is altered, suspended or terminated prematurely so that the Exploration Costs incurred on that Program as altered, suspended or terminated are less than eighty percent (80%) of the Exploration Costs originally proposed, any Party which elected or which is deemed to have elected not to contribute to that Program shall be given Notice of the alteration, suspension or termination by the Operator and shall be entitled to contribute its Proportionate Share of the Exploration Costs incurred on that Program by payment thereof to the Operator within twenty (20) Business Days after receipt of the Notice.  If payment is not made by that party within the twenty (20) Business Days aforesaid it shall, without a demand for payment being required to be made thereafter by the Management Committee, relinquish its right to contribute to that Program.

7.8

Subject to Section 7.7, if a Party elects or is deemed to have elected not to contribute to the Exploration Costs of any Program, the Percentage Interest of that Party shall be decreased and the Percentage Interest of each Party contributing in excess of its Proportionate Share of the Exploration Costs shall be increased so that, subject to Section 7.9, at all times during the Exploration Period the Percentage Interest of each Party will be that percentage which is equivalent to the sum of that Party's Exploration Costs and Prior Exploration Costs divided by the sum of the Exploration Costs and Prior Exploration Costs of all Parties holding a Percentage Interest, multiplied by one hundred (100).  Notwithstanding the foregoing but subject to Section 7.9, the party whose Percentage Interest has been reduced shall be entitled to receive details of and to contribute to future Programs to the extent of its then Percentage Interest.

7.9

If the effect of the application of Section 7.8 or any other occurrence is to reduce the Percentage Interest of any Party to ten percent (10%) or less, that Percentage Interest will be relinquished, quit claimed and transferred to the other Parties with a Percentage Interest pro rata in accordance with their Proportionate Share, and in lieu thereof such Party shall receive a five percent (5%) Net Profits Royalty and such Party shall have no further right or Percentage Interest under this Agreement PROVIDED HOWEVER that if after giving notice to contribute in accordance with Section 7.3, any Party (the “Defaulting Party”) fails to pay its Proportionate Share of Exploration Costs within the ten (10) Business Day period referred to in Section 7.5, the Defaulting Party shall not be entitled to contribute to the Program under Section 7.7 above and the Percentage Interest of the Defaulting Party shall be decreased and the Percentage Interest of each Party contributing in excess of its Proportionate Share of Exploration Costs shall be increased by multiplying the percentage change calculated in accordance with Section 7.8 above by a factor of two (2), such adjustment to be made as of the date upon which such excess contribution is made and in such event, the Exploration Costs of each Party contributing in excess of its Proportionate Share shall be deemed to have been increased so that the quotient obtained by dividing the sum of each such Party's Exploration Costs and Prior Exploration Costs by the sum of the Exploration Costs and Prior Exploration Costs of all Parties holding a Percentage Interest, multiplied by one hundred (100), shall equal such Party's adjusted Percentage Interest.  In the event that more than one Net Profits Royalty becomes payable under this Section, the holders thereof shall share equally an aggregate five percent (5%) Net Profits Royalty and in no case shall the Property be subject to Net Profits Royalties which aggregate in excess of five percent (5%) of Net Profits.

7.10

Unless the Operator obtains an extension from the Management Committee, if the Operator fails to prepare and submit a draft Program for each Semi-Annual Period for consideration by the Management Committee not less than forty (40) Business Days before such Semi-Annual Period, the Management Committee shall meet forthwith and shall appoint a new Operator, provided however that the Operator, if a Party, shall not be entitled to vote at such a meeting nor shall it be entitled to act as Operator at any time in the future without the unanimous consent of the Parties.

7.11

If the Management Committee for any reason fails to adopt a Program for a Semi-Annual Period at least thirty (30) Business Days before such Semi-Annual Period, subject to direction to the contrary by the Management Committee and the receipt of the necessary funds, the Operator shall carry out such work and make such disbursements as to meet the minimum requirements to maintain the Property in good standing and each Party hereby covenants and agrees to pay its Proportionate Share of any invoice delivered by the Operator under this Section 7.11 within ten (10) Business Days of the date of receipt of such invoice and if no payment is made within the period of ten (10) Business Days next succeeding the receipt of a demand Notice for payment from the Operator, the Percentage Interest of the Party not paying its Proportionate Share of such invoice shall immediately be relinquished, quit claimed and transferred to the other Parties with a Percentage Interest pro rata in accordance with their Proportionate Share, and in lieu thereof such Party shall, subject to the provisions of Section 7.9 above, receive a two and one half percent (2.5%) Net Profits Royalty and such Party shall have no further right or Percentage Interest under this Agreement.

8.

FEASIBILITY REPORTS

8.1

Subject to the provisions of this Article 8, a Feasibility Report shall only be prepared with the approval of the Management Committee.  The Operator shall provide copies of the completed Feasibility Report to each of the Parties with a Percentage Interest forthwith upon receipt.

8.2

The Management Committee shall meet at reasonable intervals and times during the preparation of the Feasibility Report.

8.3

At any time following the fourth anniversary of the date of this Agreement, any of the Parties holding a Percentage Interest of not less than ten percent (10%) (the “Proposing Party”), may propose by Notice to the other Parties, that the Parties undertake the preparation of a Feasibility Report.  The Notice shall set out the proposal in reasonable detail.

8.4

The Management Committee shall consider and vote upon a proposal set out in the Notice given pursuant to Section 8.3 within 45 days after delivery of the Notice. If approved by the Management Committee, the proposal shall be adopted as a Joint Venture Budget and be carried out by the Operator on behalf of and at the cost of the Joint Venture.

8.5

If the Management Committee rejects or does not approve a proposal set out in a Notice given pursuant to Section 8.3 in accordance with the provisions of Section 8.4, the Proposing Party may give Notice (“Notice to Proceed”) to the other Parties and the Operator within sixty (60)

 days after the Notice given pursuant to Section 8.3 of its intention to implement that proposal at its own expense and risk (a “Sole Risk Feasibility Report”).

8.6

Any Party other than the Proposing Party may give notice in writing to the other Parties within 45 days after a Notice to Proceed electing to participate in the Sole Risk Feasibility Report.  If all the Parties (other than the Proposing Party) given the Notice to Proceed, elect to participate, the program and Budget specified in the Notice to Proceed shall be adopted as a Joint Venture Budget and be carried out by the Operator on behalf of and at the cost of the Joint Venture. If not all the Parties elect to participate, those Parties (if any) as do so elect and the Proposing Party shall be deemed to have established a further joint venture (the "Sole Risk Feasibility Joint Venture") with effect from the date of the Notice to Proceed on terms adopting, mutatis mutandis, the provisions of this Agreement in which the Percentage Interests of those Parties and the Proposing Party shall be in proportion to their respective Percentage Interests in the Joint Venture on the date of the Notice to Proceed. The sole object of the Sole Risk Feasibility Joint Venture shall be to undertake the preparation of the Sole Risk Feasibility Report.

8.7

If a Party (“Non-Participating Party”) does not give notice in the manner prescribed in Section 8.6 it shall be deemed to have elected not to participate in the Sole Risk Feasibility Joint Venture.

8.8

If the Budget and the program specified in the Notice to Proceed are not completed within a period of twelve (12) months following the date of delivery of the Notice to Proceed, the Sole Risk Feasibility Joint Venture shall terminate forthwith.

8.9

If the parties to the Sole Risk Feasibility Joint Venture complete the Budget and the program specified in the Notice to Proceed within a period of twelve (12) months following the date of delivery of the Notice to Proceed, then the parties to the Sole Risk Feasibility Joint Venture shall deliver the Sole Risk Feasibility Report to the Management Committee who shall meet to consider it in accordance with the provisions of Section 9.1 below.

9.

PRODUCTION NOTICE

9.1

The Management Committee shall meet to consider any Feasibility Report not earlier than forty (40) Business Days and not later than sixty (60) Business Days after the Feasibility Report was provided to each of the Parties with a Percentage Interest.

9.2

The Management Committee shall consider each Feasibility Report and may approve it, with such modifications, if any, as it considers necessary or desirable.  If a Feasibility Report is approved as aforesaid, the Management Committee shall forthwith cause a Production Notice to be given to each of the parties with a Percentage Interest by the Operator stating that the Management Committee intends to establish and bring a Mine into production in conformity with the Feasibility Report as so approved and the provisions of Article 10 shall apply.  If a Sole Risk Feasibility Report is approved as aforesaid, the Parties shall pay to the Party or Parties which prepared the Sole Risk Feasibility Report its or their Proportionate Share of the costs of preparation of same and, in the case of a Non-Participating Party, an additional sum of money equal to five (5) times of such Proportionate Share.

9.3

If the Management Committee rejects or does not approve a Sole Risk Feasibility Report and does not cause a Production Notice to be given to each of the parties with a Percentage Interest in accordance with the provisions of Section 9.2 above, any of the Parties holding a Participating Interest of not less than five percent (5%) and participating in the Sole Risk Feasibility Report (the “Developing Party") may propose by Notice (the “Sole Risk Notice”) to the other Parties not earlier than eighty (80) Business Days following the date upon which the Management Committee rejects or does not approve a Sole Risk Feasibility Report, provided that the Sole Risk Feasibility Report shall indicate that there is a reasonable chance of a commercially viable Mine being established to exploit the mineral deposit which is the subject of the Sole Risk Feasibility Report (the “Sole Risk Deposit”), one or more programs and Budgets (the “Sole Risk Development Plan”) to establish a Mine to exploit Minerals from the Sole Risk Deposit (the “Sole Risk Development Operations”).  Such Sole Risk Notice shall comply with the provisions of subsection 6.5(b) above with respect to such Sole Risk Development Operations.  The area covered by the Sole Risk Development Plan (the “Sole Risk Development Area”) shall only be as large as is reasonably necessary to carry out the Sole Risk Development Operations. Under no circumstances may a Sole Risk Development Area include an area in respect of which a decision to commence Developments Operations has been made pursuant to Section 9.2 or the surrounding area which the Management Committee has decided it requires for such Development Operations.

9.4

A Party may elect to participate in the Sole Risk Development Operations by Notice to the other Parties within forty-five (45) Business Days after the date of receipt of the Sole Risk Notice.  If all the Parties other than the Developing Parties make that election, the proposal set out in the Sole Risk Notice shall be deemed to have been adopted by the Management Committee and the provisions of Article 10 shall apply.  Unless all Parties other than the Developing Party elect to participate, the Sole Risk Development Area will cease to form part of the Property forty-five (45) Business Days after the date of receipt of the Sole Risk Notice, subject to Sections 9.8, 9.10, 9.12

9.5

A Party which does not elect pursuant to Section 9.4 above to participate in the Sole Risk Development Operations (a “Non-Developing Party”) shall be deemed to have elected not to participate in the Sole Risk Development Operations and the Non-Developing Parties shall, upon demand by the Developing Party or the Developing Venturers, execute all such documents and do all such things as shall be necessary or appropriate to vest, subject to Sections 9.8, 9.10 and 9.12 below, the Sole Risk Development Area in the parties comprising the Sole Risk Development Joint Venture without any additional consideration, but at the cost and expense of the Sole Risk Development Joint Venture.

9.6

If one or more but not all of the Parties other than the Developing Party elect to participate in the Sole Risk Development Operations, those Parties (if any) and the Developing Party (together the “Developing Venturers”) shall be deemed to have established a joint venture (“Sole Risk Development Joint Venture”) with effect from the date forty-five (45) Business Days after the date of receipt of the Sole Risk Notice on terms adopting, mutatis mutandis, the provisions of this Agreement in which the Developing Venturers’ Percentage Interests in the Sole Risk Development Joint Venture shall be in proportion to their respective Percentage Interests in the Joint Venture at the date forty-five (45) Business Days after the date of receipt of the Sole Risk Notice. The objects of the Sole Risk Development Joint Venture shall be to carry out the Sole Risk Development Operations. If no Party other than the Developing Party elects to participate in the Sole Risk Development then for the purpose of this Article 9 only and notwithstanding that the Sole Risk Development Operations are conducted by the Developing Party alone, the Developing Party will be deemed to have entered into a Sole Risk Development Joint Venture of which it is the Operator and, subject to the provisions of Sections 9.8 and 9.10 below, to hold a one hundred percent (100%) Percentage Interest in that Sole Risk Development Joint Venture.

9.7

Upon the Sole Risk Development Area ceasing to form part of the Property of the Joint Venture pursuant to either Section 9.4 or 9.5 above, those parts of the Property within the Sole Risk Development Area shall be held by the holder thereof in trust for and at the expense of the Developing Venturers. The Developing Venturers shall indemnify and keep indemnified the holder of the Property in respect of any loss or expenses incurred by it as a result of its so acting as trustee or as a result of the Sole Risk Development Operations.  Thereafter, the Developing Venturers shall be entitled to develop the Sole Risk Development Area at their own cost and risk and under their own direction and the Non-Developing Parties shall not have any rights to production arising therefrom.  The Operator shall only conduct the Sole Risk Development Operations if it is specifically requested to do so by the Management Committee of the Sole Risk Development Joint Venture and is agreeable to doing so.

9.8

Subject to Section 9.10 below, if the Sole Risk Development Plan is not substantially implemented, any Non-Developing Party may give Notice to the parties to the Sole Risk Development Joint Venture that it requires a Percentage Interest in the Sole Risk Development Joint Venture, equal to the Percentage Interest of that Non-Developing Party in the Joint Venture at the time of excision of the Sole Risk Development Area from the Property of the Joint Venture pursuant to Section 9.4, to be transferred to it.  Upon receipt of that Notice, the parties to the Sole Risk Development Joint Venture shall effect that transfer for a consideration equal to the share of expenditure which the Non-Developing Party would have contributed to the Sole Risk Development Joint Venture if it had held that Percentage Interest therein from the date on which the Sole Risk Development Area from the Property of the Joint Venture pursuant to Section 9.4 together with Interest on the amount of that consideration.  Such Interest shall be calculated from the time at which the contributions to expenditure would have been made had that Party held that Percentage Interest until the date upon which the consideration is actually paid.  The Developing Party shall also transfer to the Non-Developing Party a percentage of all Property, Assets and any Mine and Products of the Sole Risk Development Joint Venture equal to the Participating Interest in the Sole Risk Development Joint Venture being acquired by the Non-Developing Party.

A Non-Developing Party (other than a Non-Developing Party which first gave Notice under this Section 9.8) which fails to give a further Notice pursuant to this Section 9.8 within sixty (60) Business Days after receipt of the first Notice given by a Non-Developing Party pursuant to this Section 9.8 shall be deemed to have elected not to acquire a Percentage Interest in the Sole Risk Development Joint Venture and shall thereafter be precluded from giving any further notice under this Section 9.8.

9.9

The Parties to the Sole Risk Development Joint Venture shall ensure that the Operator of the Sole Risk Development Joint Venture supplies, upon the request of any Non-Developing Party, to such Non-Developing Party sufficient evidence to establish whether the Sole Risk Development Plan is being substantially implemented. Such requests may be made by a Non-Developing Party as and when it considers appropriate. It is agreed that, for the purposes of Section 9.8, a Sole Risk Development Plan will be deemed to have been substantially implemented for as long as the Developing Parties are making a bona fide attempt to pursue such Sole Risk Development Plan and that changes to the nature or scope of work proposed under the Sole Risk Development Plan will not be evidence of such Sole Risk Development Plan failing to be substantially implemented unless such changes result in at least a fifty (50%) reduction in the capital costs thereof within the time period specified for expending such capital costs as originally proposed in the Sole Risk Development Plan or result in the time period specified for the completion of such Sole Risk Development Program being increased by not less than one hundred percent (100%).

9.10

Notwithstanding the provisions of Section 9.8 above, a Non-Developing Party may within sixty (60) Business Days after the date of giving Notice by a Non-Developing Party pursuant to Section 9.8 above, and provided that all Non-Developing Parties have not given such a Notice, elect to increase its Percentage Interest in the Sole Risk Development Joint Venture to a Percentage Interest which bears the same proportion to the respective Percentage Interests in the Sole Risk Development Joint Venture of the parties to the Sole Risk Development Joint Venture as the respective Percentage Interests in the Joint Venture of each Non-Developing Party or Parties making such an election and the parties to the Sole Risk Development Joint Venture bore to each other on the date forty-five (45) Business Days after the date of receipt of the Sole Risk Notice.

9.11

The consideration to be paid pursuant to Section 9.8 above by each Non-Developing Party making an election pursuant to Section 9.10 above shall be increased by an amount that bears the same proportion to the amount by which the Percentage Interest in the Sole Risk Development Joint Venture, which each such Non-Developing Party become entitled to acquire by virtue of the operation of Section 9.10 above exceeds the Percentage Interest which each such Non-Developing Party would, but for the operation of Section 9.10 above, otherwise acquire pursuant to Section 9.8 above.  Upon payment of that additional sum the increased Percentage Interest in the Sole Risk Development Joint Venture which each such Non-Developing Party is entitled to acquire by virtue of the operation of Section 9.10 above shall be assigned to it by the parties to the Sole Risk Development Joint Venture.

9.12

Following elections under Section 9.8 or 9.10 above and payment under Section 9.9 or 9.11 above, the Developing Party or the Developing Venturers shall, upon demand by the Non-Developing Parties, execute all such documents and do all such things as shall be necessary or appropriate to vest the Sole Risk Development Area in the parties then comprising the Sole Risk Development Joint Venture without any additional consideration, but at the cost and expense of the Sole Risk Development Joint Venture.

9.13

If any Sole Risk Feasibility Report or Sole Risk Development Plan is undertaken pursuant to the provisions of Article 8 above or this Article 9 and a Non-Participating Party or a Non-Developing Party, as the case may be, later acquires a Percentage Interest in the relevant Sole Risk Feasibility Joint Venture or the Sole Risk Development Joint Venture, as the case may be, pursuant to the provisions of this Agreement, then for the purposes of the equivalent of Section 3.3 hereof in such Sole Risk Feasibility Joint Venture or Sole Risk Development Joint Venture the parties to the Sole Risk Feasibility Joint Venture or Sole Risk Development Joint Venture, as the case may be, will as at the date of that acquisition be deemed to have contributed a percentage of the total Costs of the Sole Risk Feasibility Joint Venture or Sole Risk Development Joint Venture, as the case may be, equal to their respective Percentage Interests in the Sole Risk Feasibility Joint Venture or Sole Risk Development Joint Venture, as the case may be.

10.

DEVELOPMENT OPERATIONS

10.1

In the event that a Production Notice is given under Section 9.2, each Party with a Percentage Interest may, within one hundred and twenty (120) Business Days of receipt of the Feasibility Study in respect of which the Production Notice has been given, give the Operator Notice committing to contribute its Proportionate Share of the Development Costs.  If a Party which is the Operator elects not to contribute its Proportionate Share of Development Costs, it shall thereupon cease to be the Operator, and the Party or Parties which prepared the Non-Operator's Feasibility Report shall appoint a new Operator and the provisions of Section 5.3 shall apply mutatis mutandis in respect of the new Operator.

10.2

If any Party with a Percentage Interest fails to give Notice pursuant to Section 10.1, or fails to pay an invoice relating to Development Costs following the Operator’s Notice in accordance with Section 15.5, that Party (a “non-Participant”) shall, subject to Section 10.4, suffer dilution and conversion of its Percentage Interest as provided in this Section.  Those parties which contribute as aforesaid may thereupon elect to increase their contribution to the Development Costs, if more than one Party then in proportion to their respective Percentage Interests, by the amount which any Party has declined or failed to contribute.  If elections are made so that Development Costs are fully committed:

(a)

where:

(i)

a non-Participant has declined to contribute to Development Costs or fails to give Notice pursuant to Section 10.1, the Percentage Interest of the Parties shall be adjusted so that the Percentage Interest of each Party with a Percentage Interest at all times is that percentage which is equivalent to the sum of that Party's Exploration Costs, Prior Exploration Costs and its contribution to Development Costs divided by the Exploration Costs, Prior Exploration Costs and the contributions to Development Costs of all Parties with a Percentage Interest, multiplied by one hundred (100);

(ii)

a non-Participant elects to contribute to Development Costs but fails to pay an invoice relating to Development Costs following the Operator's Notice in accordance with Section 15.3, the Percentage Interests of each Party shall be adjusted by multiplying the percentage change calculated in accordance with Subparagraph 10.2(a)(i) above by a factor of two (2) and in such event, the Development Costs of each Party contributing in excess of its Proportionate Share shall be deemed to have been increased so that the quotient obtained by dividing the sum of each such Party's Exploration Costs, Prior Exploration Costs and Development Costs by the sum of the Exploration Costs, Prior Exploration Costs and Development Costs of all Parties holding a Percentage Interest, multiplied by one hundred (100), shall equal such Party's adjusted Percentage Interest;

provided however, that if the effect of the application of this Section or any other occurrence is to reduce the Percentage Interest of any non-Participant to ten percent (10%) or less, that Percentage Interest will be relinquished, quitclaimed and transferred pro rata to the other Parties and in lieu thereof such non-Participant shall receive a five percent (5%) Net Profits Royalty and such non-Participant shall have no further right or Percentage Interest under this Agreement;

(b)

each Party shall severally cause to be paid any Net Profits Royalty payable under this Agreement, provided however, that in the event that more than one Net Profits Royalty becomes payable under this Section or under Section 7.9 above to Parties, the holders thereof shall share equally an aggregate five percent (5%) Net Profits Royalty and in no case shall the Property be subject to Net Profits Royalties which aggregate in excess of five percent (5%) of Net Profits.

10.3

If, after the operation of Section 10.2, Development Costs are not fully committed the Production Notice shall be deemed to be withdrawn and the Percentage Interests of the Parties shall be restored.

10.4

If, after the operation of Section 10.2, Development Costs are fully committed, the Parties shall diligently proceed to implement the Feasibility Report in accordance with normal standards in the mining industry.  If the Parties fail to so implement the Feasibility Report within twelve (12) months of the issuance of the Production Notice:

(a)

any Party which relinquished the right to contribute to Development Costs pursuant to Section 10.2(a)(i) shall have the right, exercisable during the thirty (30) days following the expiration of such twelve month period, to re-acquire from the Parties not less than all of its Percentage Interest as last held, by paying its Proportionate Share of Development Costs; and

(b)

any Party which relinquished the right to contribute to Development Costs pursuant to Section 10.2(a)(ii) shall have the right, exercisable during the thirty (30) days following the expiration of such twelve month period, to re-acquire from the Parties not less than all of its Percentage Interest as last held, by paying twice its Proportionate Share of Development Costs;

in both cases, together with Interest commencing on the date of the last Notice delivered to the Operator under Section 10.1 to commit to pay Development Costs to the Parties in proportion to their Percentage Interests.

11.

OVERHEAD CHARGES

11.1

The Operator shall be reimbursed for administration expenses incurred at places other than the Property including any charges for head office overhead and salaries of officers of the Operator that are not charged directly, provided however, and shall be entitled to charge an amount equal to ten percent (10%) of all Costs prior to the commencement of Commercial Production and five percent (5%) of all Costs following the commencement of Commercial Production.

12.

DEVELOPMENT AND PRODUCTION FINANCING

12.1

The Parties shall individually and separately provide their contributions of toward Development Costs and Production Costs.

12.2

A Party shall not create a Charge except in accordance with the provisions of this Article 12.

12.3

The following applies to all Charges:

(a)

the rights of the Chargee upon the exercise of any power of sale or the enforcement of any other rights conferred by law or by the instrument creating the Charge must be made expressly subject to this Agreement, including but not limited to this Article 12 and any Cross Charge granted under Section 15.2;

(b)

each Charge must expressly provide that the Chargee will not seek partition of jointly owned property in which the Party granting the Charge has an interest;

(c)

every Charge must require the person exercising or enforcing any power of sale thereunder or conferred by law to obtain from any purchaser of the whole or a part of the Percentage Interest subject an agreement to abide by and be bound by the terms of this Agreement;

(d)

every Charge must reflect the requirements of Section 12.5 and 12.6;

(e)

every Charge must specifically acknowledge the existence and priority of any Cross Charge granted under Section 15.2.

12.4

Any Party proposing the creation of a Charge permitted by this Article 12 (the “Charging Party”) must give all other Parties at least ten (10) Business Days’ Notice of its intention to create that Charge and Notice also to all Chargees of which that Party has Notice, together with a copy of the instrument intended to create the proposed Charge including the name and address of the proposed Chargee.  The non-charging Parties may object in writing to the form of the proposed Charge on the ground of non-compliance with Article 12.3 within five (5) Business Days after receipt of Notice and the parties must clearly specify how the proposed Charge fails to comply with this Section 12.3.  In the event of an objection in accordance with this Section, the question of whether or not the form of the proposed Charge complies with Article 12.3 shall be referred to arbitration. If no objection is received or if the objection does clearly state the alleged non-compliance, the form of the proposed charge will be deemed to comply with the requirements of this Article 12.

12.5

A Party (not being a Defaulting Party) which purchases a Percentage Interest or a part thereof which is sold by or on behalf of a Chargee may set off against the purchase price payable by it the amount of any debt due and payable to it by the Defaulting Party pursuant to Section 15.7 if that debt is referable to the Percentage Interest purchased.  Except to the extent of such set off, the Chargee must apply the proceeds of sale in the manner specified in Section 15.12 mutatis mutandis except that any surplus to which Subsection 15.12(f) would, but for this Section apply, must be applied first, in meeting the Chargee’s costs and expenses of sale, second in discharging the obligations of the Charging Party to the Chargee and any surplus thereafter must be paid to the Charging Party.

12.6

Any Chargee which becomes a mortgagee in possession or becomes or appoints a receiver of a Party’s Percentage Interest and which notifies the Operator of that fact is entitled to receive all statements, Notices and reports which a Party is entitled to receive and is entitled to appoint and remove a Representative as if it were a Party.

13.

CONSTRUCTION

13.1

Subject to Article 10, the Management Committee shall cause the Operator to, and the Operator shall, proceed with Construction with all reasonable dispatch after a Production Notice has been given.  Construction shall be substantially in accordance with the Feasibility Report subject to any variations proposed in the Production Notice, and subject also to the right of the Management Committee to cause such other reasonable variations in Construction to be made as the Management Committee deems advisable.

14.

PRODUCTION OPERATIONS

Commencing with the Completion Date, all Production Operations shall be planned and conducted pursuant to an annual Operating Plan.

14.2

With the exception of that portion of a Budget Year commencing on the Completion Date, an Operating Plan for each Budget Year shall be submitted by the Operator to the Parties not later than the end of the third quarter in the Budget Year immediately preceding the Budget Year to which the Operating Plan relates.  With respect to that portion of a Budget Year commencing on the Completion Date, the Operator shall submit the Operating Plan to the Parties at the earliest date practical.  Upon request of any Party, the Operator shall meet with that Party to discuss the Operating Plan and shall provide such additional or supplemental information as that Party may reasonably require with respect thereto. In the event that the Operator fails to prepare and submit draft Operating Plans for each Budget Year for consideration by the Management Committee in accordance with this Section 14.2, the Management Committee shall meet forthwith and shall appoint a new Operator, provided however that the Operator, if a Party, shall not be entitled to vote at such a meeting.  If the Management Committee for any reason fails to adopt an Operating Plan for each Budget Year at least thirty (30) Business Days before such Budget Year, subject to direction to the contrary by the Management Committee and the receipt of the necessary funds, the Operator shall carry out such work and make such disbursements as to meet the minimum requirements to maintain the Property in good standing and each Party hereby covenants and agrees to pay its Proportionate Share of any invoice delivered by the Operator under this Section 14.2 within ten (10) Business Days of the date of receipt of such invoice and if no payment is made within the period of ten (10) Business Days next succeeding the receipt of a demand Notice for payment from the Operator, the Percentage Interest of the Party not paying its Proportionate Share of such invoice shall immediately be relinquished, quit claimed and transferred to the other Parties with a Percentage Interest pro rata in accordance with their Proportionate Share, and in lieu thereof such Party shall, subject to the provisions of Section 7.9 above, receive a five percent (5%) Net Profits Royalty and such Party shall have no further right or Percentage Interest under this Agreement, provided however, that in the event that more than one Net Profits Royalty becomes payable under this Section or under either Section 7.9 or 10.2 above to Parties, the holders thereof shall share equally an aggregate five percent (5%) Net Profits Royalty and in no case shall the Property be subject to Net Profits Royalties which aggregate in excess of five percent (5%) of Net Profits.

14.3

The Management Committee shall, within thirty (30) Business Days of receipt, adopt each Operating Plan, with such changes as it deems necessary; provided, however, that the Management Committee may from time to time and at any time amend any Operating Plan.

14.4

If the Management Committee does not approve any Operating Plan when voted upon then the Management Committee will be deemed to have approved an Operating Plan for the continuation of the Joint Venture activities at the level of the last approved Operating Plan but with the Budget increased at the rate of inflation.  For the purpose of this Section the “rate of inflation” in respect of a Budget Year and in respect of each item comprised in a Budget means the increase during the immediately preceding Calendar Year:

(a)

in the case of consumable supplies, in the actual purchase costs of the item concerned; or

(b)

in the case of wages, in the applicable award; or

(c)

in all other cases (including salaries and benefits), in the consumer price index which is most appropriate to the item concerned as published by the Australian Bureau of Statistics (or in the absence of that index, some other periodically published measure of inflation in Australia which as nearly as possible equates to that index, agreed upon by the Parties or failing agreement selected by the auditor for the time being of the Joint Venture).

14.5

The Parties agree that any emergency expenditure (which is any expenditure reasonably required for the protection of life, limb or property and is of sufficient urgency that consultation with the other Parties is not reasonably possible) made by the Operator will be deemed to constitute an approved supplement to the then current Work Plan and Budget without the need or necessity for any action or approval by the Management Committee, provided that the Operator shall minimise, to the degree possible, the work done without prior Management Committee approval. If the Operator determines that emergency expenditures are required it will promptly call a meeting of the Management Committee to consider the circumstances which gave rise to such expenditures and shall account for such expenditures to the Management Committee.

15.

PAYMENT OF DEVELOPMENT AND PRODUCTION COSTS

15.1

The Operator will prepare and submit to each Party at least ten (10) Business Days prior to the first day of each month an invoice containing projections for all Development Costs or Production Costs, as the case may be, to be incurred in connection with Development Operations or Production Operations, as the case may be, pursuant to approved Work Plans and Budgets for such month and the sources of funds required to defray those Costs. On or before the first day of each month, each Party will pay its Proportionate Share of such Development Costs or Production Costs (in both cases its “Contribution”), as the case may be, for such month to the Operator.  All invoices prepared and submitted under this Section 15.1 shall contain a current statement showing in reasonable detail:

(a)

total cash expenditure and accrued liabilities for the preceding month on all currently approved Work Plans and Budgets;

(b)

total estimated cash expenditure and accrued liabilities in respect of currently approved Work Plans and Budgets for the current and next month;

(c)

all charges and credits to the Joint Account relating to the Joint Venture and the nature of those items;

(d)

unusual charges and credits which must be separately identified and described in detail;

(e)

the unexpended balance of funds remaining from previous advances by the Parties to the Joint Account and the extent to which expenditure and liabilities referred to in Subsection 15.1(b) can be satisfied from that balance; and

(f)

the amount required to be paid by each Party pursuant to that statement, together with the due date for such payment which shall be no earlier than ten (10) Business Days after the date of receipt of such invoice (the “Due Date”).

15.2

For the purpose of better securing:

(a)

payment to the Operator of all Contributions; and

(b)

to each of the Parties payment of any amount due and payable to it pursuant to this Agreement.

each Party must execute and deliver to the other Parties a Cross Charge.  Each Party creating a Cross Charge must obtain all necessary consents and approvals in relation thereto and duly lodge the same for registration or recording in every jurisdiction where lodgement, registration or recording is required to perfect the security created thereby.

15.3

All Contributions paid by the Parties in advance of any expenditure must be kept by the Operator in a separate joint venture interest-bearing trust account with a bank or other financial institution approved by the Management Committee.  All interest must be credited to the Parties in the Joint Account taking into consideration the date of payment by each Party and its Percentage Interest.  The amount accrued from time to time for the satisfaction of continuing obligations included in Production Costs pursuant to Subsection 6.5 (f) shall be classified as Costs hereunder but shall be segregated into a separate joint venture interest-bearing trust account.

15.4

On or before the Due Date, each Party must pay to the Operator the Contribution shown to be required of it by that statement.  If payment of each Contribution is not received by the Operator on or before the Due Date or, if a Party, the Operator fails to pay a Contribution due to be paid by it on that date, the Operator must immediately give Notice of non-payment of such Contributions to each non-paying Party with copies to all other Parties and any lender which holds a Charge granted by such non-paying Party.

15.5

A Party that fails to pay any Contribution on or before the Due Date is in default.  If the invoice relates to Development Costs and if any Party fails to make payment within five (5) Business Days of receipt by such Party of the Operator's Notice under Section 15.4, the provisions of Section 10.2 shall apply.  If the invoice relates to Production Costs and if any Party (in this Article 15 called a “Defaulting Party”) fails to remedy that default by paying the unpaid Contribution required to be paid by it together with Interest thereon, within five (5) Business Days of receiving a Notice under Section 15.4 the succeeding provisions of this Article 15 apply, provided however, that any lender which holds a Charge granted by such Defaulting Party may remedy the default by paying the unpaid Contribution required to be paid by it together with Interest thereon, within five (5) Business Days of receiving a Notice under Section 15.4.

15.6

A Defaulting Party is disqualified from having its Representatives attend and vote at meetings of the Management Committee for so long as it remains a Defaulting Party.

15.7

The non-Defaulting Parties must pay (in proportion to their respective Percentage Interests) to the Operator on behalf of the Defaulting Party within five (5) Business Days after receipt of a statement from the Operator specifying all necessary details, any part of every Contribution unpaid by a Defaulting Party.  The Operator may give a Notice under this Section 15.7 either before the procedures specified in the Cross Charge have been followed, or afterwards, if amounts available as a result of the application of those procedures are insufficient to satisfy the then unsatisfied obligations of the Defaulting Party.    Such payments must, if the Operator requires, include payment of any Interest payable by the Defaulting Party pursuant to Section 15.8 below.  Each amount paid by the non-Defaulting Parties on behalf of a Defaulting Party constitutes a debt due and payable by that Defaulting Party to the non-Defaulting Parties which debt carries Interest until paid.  The failure of a non-Defaulting Party to make a payment required of it under this clause will be regarded for the purposes of Section 15.5 as failure to pay a Contribution.

15.8

If a Party fails to pay a Contribution, whether or not that Party is or becomes a Defaulting Party, Interest is payable to the Operator for the account of the non-Defaulting parties, commencing on the Due Date of such unpaid Contribution to the date of the actual payment.  Costs attributable to or arising from such unpaid Contribution are deemed part of the unpaid Contribution for all purposes.

15.9

The rights and remedies provided in this Article 15 are in addition to any other rights or remedies available either at law or in equity.

15.10

No default by a Defaulting Party in the payment of any Contribution will have been remedied unless and until:

(a)

the Defaulting Party or any person on its behalf has paid to the Operator that Contribution and all Interest accrued thereon to the date of payment; or

(b)

the Defaulting Party or any other person on its behalf has paid to the Operator such part of the Contribution and Interest accrued thereon as has not been paid by the non-Defaulting Parties and the Defaulting Party or any person on its behalf has paid any amounts due to the non-Defaulting parties pursuant to Section 15.7 and/or such debt has been recovered by the contributing Parties pursuant to Section 14.1 of the Cross Charge.

15.11

No non-Defaulting Party will be under any liability to a Defaulting Party in respect of any matter arising as a result of the sale of the Defaulting Party's share of Products provided that the Defaulting Party's Proportionate Share was sold pursuant to the Cross Charge, nor will the Defaulting Party, after ceasing to be a Defaulting Party, be entitled to any additional share of Products in replacement of the share of Products delivered to the Operator pursuant to the Cross Charge while the Defaulting Party was in default.

15.12

As a condition of any sale of a Party's Percentage Interest pursuant to the Cross Charge, the purchaser shall agree to be bound by this Agreement and, prior to acquiring the Percentage Interest, shall deliver notice to that effect to the Parties, in form acceptable to the Operator.  Any sale or disposal made as aforesaid shall be a perpetual bar both at law and in equity by the Defaulting Party and its successors and assigns against all other Parties and the Operator.

16.

DISTRIBUTION IN KIND

16.1

Subject to Article 15, each of the parties shall be entitled to use, dispose of or otherwise deal with its Proportionate Share of Minerals as it sees fit.  Each Party shall take in kind, f.o.b. truck or railcar on the Property, and separately dispose of its Proportionate Share of the Minerals produced from the Mine provided that in the event that the Proportionate Share of Minerals of each Party cannot be determined at the Property, such determination shall be made at the refinery or other facility at which, by separation of payable metals, such determination can be made.  Extra costs and expenses incurred by reason of the Parties taking in kind and making separate dispositions shall be paid by each Party directly and not through the Operator or Management Committee.

16.2

Each Party shall construct, operate and maintain, all at its own cost and expense, any and all facilities which maybe necessary to receive and store and dispose of its Proportionate Share of the Minerals at the rate the same are produced.

16.3

If a Party has not made the necessary arrangements to take in kind and store its share of production as aforesaid the Operator shall, at the sole cost and risk of the Party store, in any location where it will not interfere with Production Operations, the production owned by that Party.  The Operator and the other parties shall be under no responsibility with respect thereto.  All of the Costs involved in arranging and providing storage shall be billed directly to, and be the sole responsibility of the Party whose share of production is so stored.  The Operator's charges for such assistance and any other related matters shall be billed directly to and be the sole responsibility of the Party.  All such billings shall be considered to be Contributions and subject mutatis mutandis to the provisions of Article 15 hereof.

17.

SURRENDER OF INTEREST

17.1

Any Party may, at any time, surrender its entire Percentage Interest to the other Parties with a Percentage Interest by giving those Parties Notice of surrender.

The Notice of surrender shall:

(a)

indicate a date for surrender not less than sixty (60) Business Days after the date on which the Notice is given; and

(b)

contain an undertaking that the surrendering party will:

(i)

satisfy its Proportionate Share, based on its then Percentage Interest, of all obligations and liabilities which arose at any time prior to the date of surrender;

(ii)

if the Operator has not included in Production Costs the costs of continuing obligations as set out in Subsection 6.5(f) hereof, pay its reasonably estimated Proportionate Share, based on the surrendering Party's then Percentage Interest, of the Costs of monitoring, stabilisation, reclamation or restoration obligations, severance and other employee benefit costs and all other obligations incurred or imposed as a result of the Joint Venture which continue or arise after termination of this Agreement and settlement of all accounts all as at the date of surrender; and

(iii)

will hold in confidence, for a period of five (5) years from the date of surrender, all information and data which it acquired pursuant to this Agreement.

17.2

Upon the surrender of its entire Percentage Interest as contemplated in Section 17.1 and upon delivery of a release in writing, in form acceptable to counsel for the Operator, releasing the other Parties from all claims and demands hereunder and satisfying or securing the performance of, to the satisfaction of the remaining Party, the undertaking referred to in Subsection 17.1(b), the surrendering Party shall be relieved of all obligations or liabilities hereunder except for those which arose or accrued or were accruing due on or before the date of the surrender.

17.3

A Party to whom a Notice of surrender has been given as contemplated in Section 17.1 may elect, by Notice within sixty (60) Business Days to the Party which first gave the Notice, to accept the surrender, in which case Sections 17.1 and 17.2 shall apply, or to join in the surrender.  If all of the Parties join in the surrender the Joint Venture shall be terminated in accordance with Article 18.

18.

TERMINATION OR SUSPENSION OF MINING OPERATIONS

18.1

The Operator may, at any time subsequent to the Completion Date, on at least twenty (20) Business Days notice to all Parties, recommend that the Management Committee approve the suspension of Production Operations.  The Operator’s recommendation shall include a plan and budget (in this Article 18 called the “Mine Maintenance Plan”) in reasonable detail of the activities to be performed to maintain the Assets and Property during the period of suspension and the Costs to be incurred.  The Management Committee may, at any time subsequent to the Completion Date, cause the Operator to suspend Production Operations in accordance with the Operator's recommendation with such changes to the Mine Maintenance Plan as the Management Committee deems necessary.  The Parties shall be committed to contribute their Proportionate Share of the Costs incurred in connection with the Mine Maintenance Plan.  The Management Committee may cause Production Operations to be resumed at any time.

18.2

The Operator may, at any time following a period of at least ninety (90) days during which Production Operations have been suspended, upon at least thirty (30) days notice to all Parties, recommend that the Management Committee approve the permanent termination of Production Operations.  The Operator’s recommendation shall include a Work Plan and Budget (in this Article 18 called the “Mine Closure Plan”) in reasonable detail of the activities to be performed to close the Mine and reclaim and rehabilitate the Property as required by applicable environmental or mining laws or regulations.  The Management Committee may approve the Operator's recommendation with such changes to the Mine Closure Plan as the Management Committee deems necessary.

18.3

If the Management Committee approves the Operator's recommendation under Section 18.2 as aforesaid, it shall cause the Operator to:

(a)

implement the Mine Closure Plan whereupon the Parties shall be committed to pay, in proportion to their respective Percentage Interests, such Costs as may be required to implement that Mine Closure Plan;

(b)

remove, sell and dispose of such assets as may reasonably be removed and disposed of profitably and such other Assets as the Operator may be required to remove pursuant to applicable environmental and mining laws; and

(c)

sell, abandon or otherwise dispose of the Property.

The disposal price for the Assets and the Property shall be the best price obtainable and the net revenues, if any, from the removal and sale shall be credited and paid to the Parties in proportion to their respective Percentage Interests immediately upon receipt of same by the Operator.

18.4

If the Management Committee does not approve the Operator's recommendation contemplated in Section 18.2, the Operator shall maintain Production Operations in accordance with the Mine Maintenance Plan pursuant to Section 18.1.

19.

THE PROPERTY

19.1

Title to the Property shall be held in the name of the Parties as tenants in common in proportion to their Percentage Interests as adjusted from time to time.

19.2

Notwithstanding Subsection 6.4(e), the Operator shall be entitled, at any time and from time to time to surrender all or any part of the Property or to permit the same to lapse, but only upon first either obtaining the consent of the Management Committee, or giving sixty (60) days notice of its intention to do so the other parties with a Percentage Interest.  In this latter event, the parties, other than the Operator, shall be entitled to receive from the Operator, on request prior to the date of the surrender or lapse, a conveyance of that portion of the Property intended for surrender or lapse, together with copies of any plans, assay maps, diamond drill records and factual engineering data in the Operator's possession and relevant thereto.  Any part of the Property so acquired shall cease to be subject to this Agreement.

20.

INFORMATION AND DATA

20.1

At all times during the subsistence of this Agreement the duly authorized representatives of each Party shall, at its and their sole risk and expense and at reasonable intervals and times, have access to the Property and to all technical records and other factual engineering data and information relating to the Property which is in the possession of the Operator.

20.2

All information and data concerning or derived from the Property, the Joint Venture or Operations shall not be used to the detriment of any Party, shall be kept confidential and, except to the extent required by law or by regulation of any securities commission, stock exchange or other regulatory body, shall not be disclosed to any person other than an Affiliate without the prior consent of all Parties which shall not be unreasonably withheld.

20.3

The Parties shall use their best endeavours to agree upon the wording of all public announcements and statements, including statements to shareholders whether contained in an annual report, press release, or made at a general meeting or otherwise, relating to the Property and the subject matter of this Agreement.

21.

LIABILITY OF THE OPERATOR

21.1

Subject to Section 21.2, each party shall indemnify and save the Operator harmless from and against any loss, liability, claim, demand, damage, expense, injury or death (including, without limiting the generality of the foregoing, legal fees) resulting from any acts or omissions of the Operator or its officers, employees, agents or sub-contractors.

21.2

Notwithstanding Section 21.1, the Operator shall not be indemnified or held harmless by any of the parties for any loss, liability, claim, damage, expense, injury or death (including, without limiting the generality of the foregoing, legal fees) resulting from the negligence or misconduct of the Operator or its officers, employees, agents or sub-contractor.

21.3

An act or omission of the Operator or its officers, employees, agents or sub-contractors done or omitted to be done:

(a)

at the direction, or within the scope of the direction, of the Management Committee; and

(b)

with the concurrence of the Management Committee; or

(c)

unilaterally and in good faith by the Operator to protect life or property;

shall be deemed not to be negligence or misconduct.

21.4

The obligation of the other parties to indemnify and save the Operator harmless pursuant to Section 21.1 shall be in proportion to their respective Interests as at the date that the loss, liability, claim, demand, damage, expense, injury or death occurred or arose.

22.

INSURANCE

22.1The Management Committee shall cause the Operator to place and maintain with a reputable insurer or insurers such insurance, if any, as the Management Committee in its discretion deems advisable in order to protect the parties who shall be named as co-insured beneficiaries under such policies together with such other insurance as any Participant may by notice reasonably request.  The Operator shall, upon the written request of any Participant, provide it with evidence of that insurance.

22.2

Section 22.1 shall not preclude any party from placing, for its own account insurance for greater or other coverage than that placed by the Operator.

23.

RELATIONSHIP OF PARTIES

23.1

The rights, duties, obligations and liabilities of the parties shall be several and not joint nor joint and several, it being the express purpose and intention of the parties that their respective Percentage Interests shall be held as tenants in common.

23.2

Nothing herein contained shall be construed as creating a partnership of any kind or as imposing upon any party any partnership duty, obligation or liability to any other party.

23.3

No party shall, except when required by this Agreement or by any law, by-law, ordinance, rule, order or regulation, use, suffer or permit to be used, directly or indirectly, the name of any other party for any purpose related to the Property.

24.

PARTITION AND RESTRICTIONS ON ALIENATION

24.1

Each of the Parties waives, during the term of this Agreement, any right to partition of the Property or the Assets or any part thereof and no Party shall seek to be entitled to partition of the Property or the Assets whether by way of physical partition, judicial sale or otherwise during the term of this Agreement.

24.2

No Party shall transfer, convey, assign, mortgage or grant an option in respect of or grant a right to purchase or in any manner transfer or alienate all or any portion of its Percentage Interest or rights under this Agreement otherwise than in accordance with this Article 24.

24.3

Nothing in this Article 24 shall prevent:

(a)

a sale by any Party of all of its Percentage Interest or an assignment of all its rights under this Agreement to an Affiliate provided that such Affiliate first complies with the provisions of Section 24.11 hereof and agrees with the other Parties in writing to re-transfer such Percentage Interest to the originally assigning Party before ceasing to be an Affiliate of such Party;

(b)

a variation in Percentage Interests pursuant to Section 3.4, 3.5, 7.9 or 10.2 hereof;

(c)

a disposition pursuant to an amalgamation or corporate reorganisation which will have the effect in law of the amalgamated or surviving company possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor company;

any Charge or other encumbrance permitted under Article 12 or a Cross Charge required under Section 15.2 above.

24.4

Any of the Parties intending to dispose of all or any portion of its Percentage Interest or rights under this Agreement (in this Article 24 called the “Offeror”) shall first give Notice in writing to the other Parties (in this Article 24 called the “Offeree”) of such intention together with the terms and conditions on which the Offeror intends to dispose of its Percentage Interest or a portion thereof or rights under this Agreement.

24.5

If the Offeror receives any offer (the “Original Offer”) to dispose of all or any portion of its Percentage Interest or rights under this Agreement which it intends to accept, the Offeror shall not accept the same unless and until the Offeror has first offered to sell such Percentage Interest or rights to the Offeree on the same terms and conditions as in the offer received and the same has not been accepted by the Offeree in accordance with Section 24.7 hereof.

24.6

Any communication of an intention to sell pursuant to Section 24.4 or 24.5 hereof (the “Offer”) for the purposes of this Article 24 shall be in writing delivered in accordance with Article 28 hereof and shall:

(a)

set out in reasonable detail all of the terms and conditions of any intended sale;

(b)

if it is made pursuant to Section 24.4 hereof, include a photocopy of the Offer; and

(c)

if it is made pursuant to Section 24.5 hereof, clearly identify the offering party and include such information as is known by the Offeror about such offering party;

and such communication will be deemed to constitute an Offer by the Offeror to the Offerees to sell the Offeror’s Percentage Interest or its rights (or a portion thereof as the case may be) under this Agreement to the Offerees on the terms and conditions set out in such Offer.  For greater certainly it is agreed and understood that any Offer hereunder shall deal only with the disposition of the Percentage Interest or rights of the Offeror hereunder and not with any other interest, right or property of the Offeror and such disposition shall be expressed solely in monetary terms.  To the extent that some or all of the consideration contained in the Offer is comprised of non-cash consideration, the Parties must agree, within five (5) Business Days of delivery of such Offer pursuant to this Section 24.6, on the value of such non-cash consideration, failing which such non-cash consideration must be converted to cash consideration.

24.7

Any Offer made as contemplated in Section 24.6 hereof shall be open for acceptance by one or more, and if more than one, then pro rata by the Offerees for a period of forty (40) Business Days from the date of receipt of the Offer by the Offerees.

24.8

If one or more of the Offerees accepts the Offer within the period provided for in Section 24.7 hereof, such acceptance shall constitute a binding agreement of purchase and sale between the Offeror and the Offerees or such one or more of them as accept the Offer for the Percentage Interest or its rights (or a portion thereof as the case may be) under this Agreement on the terms and conditions set out in such Offer.

24.9

If none of the Offerees accept the Offer within the period provided for in Section 24.7 hereof or do accept but fail to close the transaction contemplated thereby within sixty (60) Business Days following receipt of such Offer, the Offeror may complete a sale of its Percentage Interest or a portion thereof or rights under this Agreement on the terms and conditions not less favourable to the Offeror than those set out in the Offer and, in the case of an Original Offer, only to the party making the Original Offer to the Offeror and in any event such sale and purchase shall be completed within six (6) months from the expiration of the right of the Offerees to accept such Offer or the Offeror must again comply with provisions of this Article 24.

24.10

While any Offer is outstanding no other Offer may be made until the first mentioned Offer is disposed of and any sale resulting therefrom completed or abandoned in accordance with the provisions of this Article 24.

24.11

Before the completion of any sale by a Party of its Percentage Interest or rights or any portion thereof under this Agreement, the purchasing party shall enter into an agreement with the Parties not selling on the same terms and conditions as set out in this Agreement, which said agreement shall provide, in the case of the sale of a Percentage Interest or a portion thereof, for the purchasing party to be deemed to have paid Costs in an amount equal to the product obtained by multiplying the Percentage Interest sold by the aggregate Costs paid by the Offeror and the Offeror's Costs shall be deemed to have been reduced accordingly.

24.12

In the event that an Offeror intends to transfer, convey, assign, mortgage or grant an option in respect or grant a right to purchase, or in any manner transfer or alienate less than all of its Percentage Interest except as security under Article 12 or Article 15 hereof and the Offeror is permitted under Section 24.9 to complete such disposition, the Offeror and the person making the original Offer shall deliver to the Offeree, prior to the completion of such disposition, an acknowledgement:

(a)

by the person making the Original Offer that it agrees to be bound by all of the provisions of this Agreement as if it were an original signatory to this Agreement;

(b)

by the person making the Original Offer and the Offeror that the aggregate number of members which they are entitled to have on the Management Committee shall be two Representatives as set out in Section 4.2;

(c)

by the Offeror that it shall not be released from any duties or obligations under this Agreement; and

(d)

that the person making the Original Offer shall be bound by and shall abide by any decision of the Management Committee, subject to any right it may have inter se with the Offeror respecting its right to elect not to contribute to a Program or Development Costs.

24.13

Each Party agrees that its failure to comply with the restrictions set out in this Article 24 would constitute an injury and result in damage to the other Parties impossible to measure monetarily and, in the event of any such failure, the other Parties shall, in addition and without prejudice to any other rights and remedies at law or in equity, be entitled to injunctive relief restraining or enjoining any sale of any Interest or rights under this Agreement save in accordance with the provisions of this Article 24 and any Party intending to make a sale or making a sale contrary to the provisions of this Article 24 hereby waives any defence it might have in law to such injunctive relief.

25.

TAXATION

25.1

All Costs incurred hereunder shall be for the account of the Party or Parties making or incurring the same, if more than one then in proportion to their respective Percentage Interests, and each Party on whose behalf any Costs have been incurred shall be entitled to claim all tax benefits, write-offs, and deductions with respect thereto.

26.

FORCE MAJEURE

26.1

Notwithstanding anything herein contained to the contrary, if any Party is prevented from or delayed in performing any obligation under this Agreement, and such failure is occasioned by any cause beyond its reasonable control, excluding only lack of finances, then, subject to Section 26.2, the time for the observance of the condition or performance of the obligation in question shall be extended for a period equivalent to the total period the cause of the prevention or delay persist or remains in effect regardless of the length of such total period.

26.2

Any Party claiming suspension of its obligations as aforesaid shall promptly notify the other Parties to that effect and shall take all reasonable steps to remove or remedy the cause and effect of the force majeure described in the said notice insofar as it is reasonably able so to do and as soon as possible; provided that the terms of settlement of any labour disturbance or dispute, strike or lockout shall be wholly in the discretion of the Party claiming suspension of its obligations by reason thereof, and that Party shall not be required to accede to the demands of its opponents in any such labour disturbance or dispute, strike, or lockout solely to remedy or remove the force majeure thereby constituted.  The Party claiming suspension of its obligations shall promptly notify the other Parties when the cause of the force majeure has been removed.

26.3

The extension of time for the observance of conditions or performance of obligations as a result of force majeure shall not relieve the Operator from its obligations to keep the Property in good standing.

27.

NOTICE

27.1

Every Notice shall be in writing and shall be given by the delivery of same or by mailing same by prepaid registered or certified mail or by sending same by telegram, telex, telecommunication or other similar form of communication, in each case addressed to the intended recipient at the address of the respective Party set out on the first page hereof.

27.2

A Notice given in accordance with Section 27.1 and any invoice given pursuant to Section 15.1 given in accordance with Section 27.1 will be treated as having been received:

(a)

if it is delivered before 5:00 p.m. on a Business Day, at the time of delivery otherwise at 9:00 a.m. on the next following Business Day;

(b)

on the third Business Day (or seventh Business Day if sent overseas) after posting, except in the event of disruption of the postal service in which event Notice or invoice, as the case may be, will be deemed to be received only when actually received; and

(c)

if sent by facsimile, upon production of a correct and complete transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient notified for the purposes of this paragraph (but if the communication is not completed by 5:00 p.m. on a Business Day, otherwise at 9:00 a.m. on the next following Business Day.

27.3

Any Party may, at any time, give Notice in writing to the others of any change of address, and from and after the giving of such notice, the address therein specified will be deemed to be the address of such Party for the purposes of giving notice hereunder.

28.

WAIVER

28.1

No waiver of any breach of this Agreement shall be binding unless evidenced in writing executed by the party against whom waiver is claimed.  Any waiver shall extend only to the particular breach so waived and shall not limit any rights with respect to any future breach.

29.

AMENDMENTS

29.1

This Agreement, which may be executed in counterparts, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express as implied, statutory or otherwise between the parties as any of them with respect to the subject matter hereof.  An amendment or variation of this Agreement shall only be binding upon a party if evidenced in writing executed by that party.

30.

TERM

30.1

Unless earlier terminated by agreement of all parties having an Interest or as a result of one party acquiring a one hundred percent (100%) Interest and a one hundred percent (100%) interest in any Net Profits Royalty provided for herein, the Joint Venture and this Agreement shall remain in full force and effect for so long as any party has any right, title or interest in the Property.  Termination of this Agreement shall not, however, relieve any party from any obligations theretofore accrued but unsatisfied, nor from its obligations with respect to rehabilitation of the Mine site and reclamation.

31.

SEVERABILITY

31.1

If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

32.

FURTHER ASSURANCES

32.1

Each Party must do, sign, execute and deliver and must ensure that each of its employees and agents does, signs, executes and delivers all deeds, documents, instruments and acts reasonably required of it or them by Notice from another Party effectively to carry out and give full effect to this Agreement and the rights and obligations of the Parties under it.

33.

TIME OF ESSENCE

33.1

Time is of the essence of this Agreement.

34.

SUCCESSORS AND ASSIGNS

34.1

This Agreement shall enure to the benefit of and be binding upon the parties and their respective successors and permitted assigns.

35.

GOVERNING LAW AND ATTORNMENT

35.1

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the parties hereby irrevocably attorn to the jurisdiction of the courts thereof.

IN WITNESS WHEREOF the parties have executed this agreement as of the day and year first above written.

OROMIN EXPLORATIONS LTD.

Signed:  “Chet Idziszek”

Per: Authorized Signatory

BENDON INTERNATIONAL LTD.

Signed:  “Abdullah Basodan”

Per: Authorized Signatory

This is Schedule “A” to that certain Joint Venture Agreement between Oromin Explorations Ltd. and Bendon International Ltd. made as of the 20th day of September 2005.

ACCOUNTING PROCEDURE

1.

INTERPRETATION

1.1

In this Schedule “A” the following words, phrases and expressions shall have the following meanings:

(a)

“Agreement” means the Agreement to which this Accounting Procedure is attached as Schedule “A”.

(b)

“Assets” means all tangible and intangible goods, chattels, improvements or other items including, without limiting the generality of the foregoing, land, buildings, and equipment, excluding the Property, acquired for or made to the Property under this Agreement.

(c)

“Completion Date” means the date on which the Property commences commercial production.

(d)

“Count” means a physical inventory count.

(e)

“Employees” means those employees of the Operator who are assigned to and directly engaged in the conduct of Operations, whether on a full-time or part-time basis.

(f)

“Employee Benefits” means the Operator’s cost of holiday, vacation, sickness, disability benefits, field bonuses, paid to and the Operator’s costs of established plans for employee's group life insurance, hospitalisation, pension, retirement and other customary plans maintained for the benefit of Employees and Personnel, as the case may be, which costs may be charged as a percentage assessment on the salaries and wages of Employees or Personnel, as the case may be, on a basis consistent with the Operator’s cost experience.

(g)

“Field Offices” means the necessary sub-office or sub-offices in each place where Operations are being conducted.

(h)

“Government Contributions” means the cost or contributions made by the Operator pursuant to assessments imposed by governmental authority which are applicable to the salaries or wages of Employees or Personnel, as the case may be.

(i)

“Joint Account” means the books of account maintained by the Operator to record all costs, expenses, credits and other transactions arising out of or in connection with Operations.

(j)

“Material” means the personal property, equipment and supplies acquired or held, at the direction or with the approval of the Management Committee, for use in Operations and, without limiting the generality, more particularly “Controllable Material” means such Material which is ordinarily classified as Controllable Material, as that classification is determined or approved by the Management Committee, and controlled in Operations.

(k)

“Personnel” means that management, supervisory, administrative, clerical or other personnel of the Operator normally associated with the Supervision Offices whose salaries and wages are charged directly to the Supervision Office in question.

(l)

“Reasonable Expenses” means the reasonable expenses of Employees or Personnel, as the case may be, for which those Employees or Personnel may be reimbursed under the Operator’s usual expense account practice; including without limiting generality, any relocation expenses necessarily incurred in order to properly staff Operations if the relocation is approved by the Management Committee.

(m)

“Supervision Office” means the Operator’s offices or department within the Operator’s offices from which Operations are generally supervised.

1.2

All other capitalised terms shall have the meaning ascribed to them in the Agreement.

2.

DIRECT CHARGES

2.1

The Operator shall charge the Joint Account with the following items:

2.2

(a)

Contractor’s Charges:

All proper Costs relative to Operations incurred under contracts entered into by the Operator with the third parties.

(b)

Labour Charges:

(i)

The salaries and wages of Employees in an amount calculated by taking the full salary or wage of each Employee multiplied by that fraction which has as its numerator the total time for the month that the Employees were directly engaged in the conduct of Operations and as its denominator the total normal working time for the month of the Employees;

(ii)

The Reasonable Expenses of the Employees; and

(iii)

Employee Benefits and Government Contributions in respect of the Employees in an amount proportionate to the charge made to the Joint Account in respect to their salaries and wages.

(c)

Office Maintenance:

The cost or a pro rata portion of the costs, as the case may be, of maintaining and operating the Offices.  The basis for charging the Joint Account for Office maintenance costs shall be as follows:

(i)

the expense of maintaining and operating Field Offices, less any revenue therefrom; and

(ii)

that portion of the reasonable cost maintaining and operating the Supervision Offices which cannot be charged directly to the Joint Account and which are attributable to the support of Operations.

(d)

Material:

Material purchased or furnished by the Operator for use on the Property as provided under Article 3 of this Schedule “A”.

(e)

Transportation Charges:

The cost of transporting Employees and Material necessary for Operations.

(f)

Service Charges:

(i)

The cost of services and utilities procured from outside sources other than services covered by Subsection 2.1(h).  The cost of consultant services shall not be charged to the Joint Account unless the retaining of the consultant is approved in advance by the Management Committee but if not so charged the cost of such services shall be included as Costs of the Participant retaining such consultant; and

(ii)

Use and service of equipment and facilities furnished by the Operator as provided in Section 4.5 of this Schedule “A”.

(g)

Damage and Losses to Assets:

All costs necessary for the repair or replacement of Assets made necessary because of damages or losses by fire, flood, storms, theft, accident or other cause.  The Operator shall furnish each Participant with written particulars of the damages or losses incurred as soon as practicable after the damage or loss has been discovered.  The proceeds, in any, received on claims against any policies of insurance in respect of those damages or losses shall be credited to the Joint Account.

(h)

Legal Expense:

All costs of handling, investigating and settling litigation or recovering the Assets, including, without limiting generality, attorney's fees, court costs, costs of investigation or procuring evidence and amounts paid in settlement or satisfaction of any litigation or claims; provided, however, that, unless otherwise approved in advance by the Management Committee, no charge shall be made for the services of the Operator's legal staff or the fees and expenses of outside solicitors.

(i)

Taxes:

All taxes, duties or assessments of every kind and nature (except income taxes) assessed or levied upon or in connection with the Property, Operations, or the production from the Property, which have been paid by the Operator for the benefit of the parties.

(j)

Insurance:

Net premiums paid for

(i)

such policies of insurance on or in connection with Operations as may be required to be carried by law; and

(ii)

such other policies of insurance as the Operator may carry in accordance with the Agreement; and

(iii)

the applicable deductibles in event of an insured loss.

(k)

Rentals:

Fees, rentals and other similar charges required to be paid for Operations and for acquiring, recording and maintaining permits, exploration licences and mining leases.

(l)

Permits:

Permit costs, fees and other similar charges which are assessed by various governmental agencies.

(m)

Overhead Charges:

An overhead charge equal to 10% of all Costs prior to the commencement of Commercial Production and 5% of all Costs following the commencement of Commercial Production.

(n)

Such other costs and expenses which are not covered or dealt with in the foregoing provisions of this Section 2.1 of this Schedule “A” as are incurred with the approval of the Management Committee for Operations or as may be contemplated in the Agreement.

3.

PURCHASE OF MATERIAL

3.1

The Operator shall purchase or rent all Materials for Operations.

3.2

Materials purchased and services procured by the Operator directly for Operations shall be charged to the Joint Account at the price paid by the Operator less all discounts actually received.

3.3

So far as it is reasonably practical and consistent with efficient and economical operations, the Operator shall purchase, furnish or otherwise acquire only such Material and the Operator shall attempt to minimise the accumulation of surplus stocks of Material.

3.4

Any Participant may sell Material or services required in Operations to the Operator for such price and upon such terms and conditions as the Management Committee may approve.

3.5

Notwithstanding the foregoing provisions of this Article 3, the Operator shall be entitled to supply for use in connection with Operations equipment and facilities which are owned by the Operator and to charge the Joint Account with such reasonable costs as are commensurate with the ownership and use thereof.

4.

DISPOSAL OF MATERIAL

4.1

The Operator, with the approval of the Management Committee may, from time to time, sell any Material that has become surplus to the foreseeable needs of Operations for such price and upon such terms and conditions as are available.

4.2

Any Participant may purchase from the Operator any Material that may from time to time become surplus to the foreseeable need of Operations for such price and upon such terms and conditions as the Management Committee may approve.

4.3

Upon termination of the Agreement, the Management Committee may approve the division of any Material held by the Operator at that date and such Material may be taken by the Participants in kind or be taken by a Participant in lieu of a portion of its Proportionate Share of the net revenues received from the disposal of the Assets and Property.  If such a division to a Participant be in lieu of a portion of its Proportionate Share, it shall be for such price and on such terms and conditions as the Management Committee may approve.

4.4

The net revenues received from the sale of any Material to third parties or to a Participant shall be credited to the Joint Account.

5.

INVENTORIES

5.1

The Operator shall maintain records of Material in reasonable detail and records of Controllable Material in detail.

5.2

The Operator shall perform Counts from time to time at reasonable intervals and in connection therewith shall give notice of its intention to perform a Count to each Participant at least five (5) Business Days in advance of the date set for performing of the Count and each Participant shall be entitled to be represented at the performing of a Count.  A Participant who is not represented at the performing of the Count shall be deemed to have approved the Count as taken.

5.3

Forthwith after performing a Count, the Operator shall reconcile the inventory with the Joint Account and provide each Participant with a statement listing the overages and shortages of inventory.

6.

ADJUSTMENTS

6.1

Payment of any invoice by a Participant shall not prejudice the right of that Participant to protest the correctness of the statement supporting the payment, provided however, that all invoices and statements presented to each Participant by the Operator during any Semi-Annual Period shall conclusively be presumed to be true and correct upon the expiration of six (6) months following the end of the Semi-Annual Period to which the invoice or statement relates, unless within that six (6) month period that Participant gives notice to the Operator making claim on the Operator for an adjustment to the invoice or statement.

6.2

The Operator shall not adjust any invoice or statement in favour of itself after the expiration of six (6) months following the end of the Semi-Annual Period to which the invoice or statement relates.

6.3

Notwithstanding Sections 6.1 and 6.2 of this Schedule “A”, the Operator may make adjustments to an invoice or statement that arise out of a physical inventory of Material or Assets.

6.4

Prior to the Completion Date, a Participant shall be entitled, upon notice to the Operator, to request that the independent external auditor of the Operator provide that Participant with its opinion that any invoice or statement delivered pursuant to the Agreement in respect of the period referred to in Section 6.1 of this Schedule “A” has been prepared in accordance with this Agreement.

6.5

The time for giving the audit opinion contemplated in Section 6.4 of this Schedule “A” shall not extend the time for the taking of exception to and making claims on the Operator for adjustment as provided in Section 6.1 of this Schedule “A”.

6.6

The cost of the auditor’s opinion referred to in Section 6.4 of this Schedule “A” shall be solely for the account of the Participant requesting the auditor's opinion, unless the audit disclosed an error in excess of ten percent (10%) adverse to that Participant, in which case the cost shall be solely for the account of the Operator.

6.7

After the Completion Date, the Operator shall cause the books and records related to Operations to be audited by a national firm of chartered accountants designated by the Operator (which may be the auditor of the Operator) and:

(a)

copies of the audited reports shall be delivered to the Parties by the chartered accounting firm;

(b)

either Participant shall have three (3) months after receipt of any audited report to object thereto in writing to the other Participant, and failing such objection, such report shall be deemed correct; and

(c)

if one Participant requests in writing to the other Participant within such three (3) month period a review and re-audit, the chartered accountants shall review and the re-audit shall be paid by:

(i)

the Participant requesting the re-audit if the original audit is found to be correct; or

(ii)

the other Participant if the original audit is found in error.

In addition, any Participant may, at its own cost, ask for and carry out an independent audit.  Any payments or repayments required by any final audit shall be made immediately by the Participant affected.

This is Schedule “B” to that certain Joint Venture Agreement between Oromin Explorations Ltd. and Bendon International Ltd. made as of the 20th day of September 2005.

FORM OF CROSS CHARGE

THIS DEED is made the (*) day of (*), 200(*).

BETWEEN:

OROMIN EXPLORATIONS LTD., a company incorporated under the laws of the Province of British Columbia having an office at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

(“Oromin”)

OF THE FIRST PART

AND:

BENDON INTERNATIONAL LTD., a company incorporated under the laws of Switzerland having an office at 1-3 Rue Jacques Bernard, 1204 Geneva, Switzerland

(“Bendon”)

OF THE SECOND PART

RECITALS:

R.1

Oromin and Bendon are Parties under the Joint Venture Agreement defined below.

R.2

Pursuant to the terms of the Joint Venture Agreement, certain moneys will become payable by each Party to the Operator, on the terms set out therein.

R.3

Pursuant to the terms of the Joint Venture Agreement, each of the Parties is required to enter into a cross charge in the terms of this Deed, to secure the performance of its obligations under the Joint Venture Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, and of the mutual covenants and agreements herein contained, the Parties hereto have agreed and do hereby agree as follows:

1.

DEFINITIONS AND INTERPRETATION

1.1

In this Deed, unless the contrary intention appears:

(a)

“Assets” has the same meaning as in the Joint Venture Agreement.

(b)

“Business Days” has the same meaning as in the Joint Venture Agreement.

(c)

“Charge” means, in relation to each Charger, the fixed and floating charge created by that Charger under this Deed; “fixed Charge” means the Charge to the extent that it is fixed and “floating Charge” means the Charge to the extent that it is floating.

(d)

“Charged Property” means in relation to each Charger, the Charger’s present and future right, title and interest to and under the property charged by the Charger under Article 2.

(e)

“Chargee” means in relation to each Charger, the other Parties and the Operator.

(f)

Chargee’s Powers” means all powers, authorities and discretions conferred upon the Chargee or any receiver under this Deed or otherwise by law.

(g)

“Charger” means severally each Party.

(h)

“Collateral Security” means any present or future agreement, document or other instrument which is expressed by supplemental or collateral to this Deed or an implementation of this Deed or entered into by way of further assurance in respect of this Deed.

(i)

“Contributions” has the same meaning as in Article 15 of the Joint Venture Agreement.

(j)

“Corporations Law” means the British Columbia Business Corporations Act and includes any legislation amending or replacing the Corporations Law.

(k)

“this Deed” means this deed (including the Schedules) as it may from time to time be amended, varied, supplemented or assigned, and includes any deed or variation hereof.

(l)

“Default” means any of the events specified in Article 7 of this Deed.

(m)

“Defaulting Party” has the same meaning as in Article 15 of the Joint Venture Agreement.

(n)

“Joint Venture Agreement” means the Joint Venture Agreement dated September 20, 2005 between the Parties, as amended or supplemented from time to time.

(o)

“Land” means any interest in land or right in respect of land, including leases, licenses, easements and access rights.

(p)

“Management Committee” has the same meaning as in the Joint Venture Agreement.

(q)

“Mining Convention” has the same meaning as in the Joint Venture Agreement.

(r)

“Moneys Secured” means, in relation to each Charger, all moneys that became due and payable by the Charger to the Chargee pursuant to the Joint Venture Agreement or this Deed.

(s)

“Notice” has the same meaning as in the Joint Venture Agreement.

(t)

“Operator” has the same meaning as in the Joint Venture Agreement.

(u)

“Parties” has the same meaning as in the Joint Venture Agreement.

(v)

“Percentage Interest” shall have the meaning ascribed to it in the Joint Venture Agreement and includes the benefit of all contracts and arrangements in respect of the Joint Venture.

(w)

“Products” has the same meaning as in the Joint Venture Agreement.

(x)

“Property” has the same meaning as in the Joint Venture Agreement.

(y)

“receiver” includes a receiver and a receiver and manager and includes also the Chargee exercising the powers authorities and discretions of a receiver.

(z)

“Security Interest” means any bill of sale, mortgage, charge, lien, pledge, hypothecation, title retention arrangement, trust or power, as or in effect as security for the payment of a monetary obligation or the observance of any other obligation.

1.2

In this Deed, unless the context otherwise requires:

(a)

headings shall not affect the construction of this Deed;

(b)

a reference to an Act of Parliament shall include any regulations, rules, by-laws and orders made under that Act, and shall include any amendment or re-enactment thereof;

(c)

references to any agreement, document or instrument shall be deemed to include references to the agreement, document, or instrument as amended, varied, supplemented or replaced from time to time;

(d)

words and expressions imparting the singular number shall include the plural number and vice versa;

(e)

the word “including” and similar expressions are not and must not be treated as words of limitation; and

(f)

words and expressions imparting natural persons shall include corporations, partnerships, joint ventures and other associations.

2.

CHARGE

2.1

For the purpose of better securing the performance by each Party of its obligations under the Joint Venture Agreement, each Party as the Charger hereby charges in favour of each other Party and the Operator as the Chargee with due and punctual performance of all of the Charger’s obligations under the Joint Venture Agreement, all of the Charger’s present and future right, title and interest in to and under:

(a)

its Percentage Interest; and

(b)

the Joint Venture Agreement.

2.2

This Deed creates a separate Charge by each Charger over the Charger’s right, title and interest in and to the Charged Property.

3.

RANKING OF CHARGE

3.1

The Charge created by each Party under this Deed shall rank as a first ranking charge over all of the Charged Property.

4.

FIXED AND FLOATING CHARGE

4.1

The Charge created by each Party under this Deed shall operate as a fixed Charge over that part of the Charged Property which comprises the present or future right, title and interest of the Charger in, to or under:

(a)

the Assets and Property, but only to the extent that the Assets and Property comprises:

(i)

the Mining Convention;

(ii)

Land;

(iii)

fixtures;

(iv)

licences, permits, consents and approvals;

(v)

the benefit of any contracts;

(b)

the Joint Venture Agreement; and

(c)

(in the case of the Operator as the Charger) Products which may be required to repay any production financing obtained by that Party;

and shall operate as the floating Charge over all of the remainder of the Charged Property.

4.2

After the occurrence of a Default the Chargee may at any time by Notice to the Charger determining the floating character of the Charge as regards any particular property specified in such Notice, and upon the giving of that Notice the Charge as regards such property shall become and operate as a fixed Charge and shall cease to be a floating Charge.

4.3

Where the Charge become fixed over property over which it was previously floating:

(a)

the Chargee may at any time by Notice to the Charger, release the property from the fixed Charge, whereupon that property will again be subject to the floating Charge;

(b)

if the Default is remedied, the Charge in respect of such property shall be released from the fixed Charge and shall again be subject to the floating Charge.

5.

DEALINGS WITH CHARGED PROPERTY

5.1

As regards that part of the Charged Property over which the Charge is floating, the Charger shall be free to dispose of or otherwise deal with that property in the ordinary course of business until such time as the Charge becomes fixed over that property.

5.2

As regards that part of the Charged Property over which the Charge is fixed, the Charger shall not deal with that property in any manner except in accordance with the Joint Venture Agreement or as otherwise permitted by the Chargee.

6.

PROHIBITION ON FURTHER SECURITY INTERESTS

6.1

Except as otherwise permitted under the Joint Venture Agreement, the Charger shall not create or suffer to exist any Security Interests over all or any of the Charged Property over which the Charge is fixed, without prior written consent of the Chargee.

7.

EVENTS OF DEFAULT

7.

A Default shall occur if, for whatever reason:

(a)

the Charger fails to pay any moneys which are payable by the Charger under the Joint Venture Agreement and such failure continues for a period of five (5) Business Days following the delivery of a Notice from the Operator under either Section 7.9 or 15.5 of the Joint Venture Agreement, or such failure continues for a period of ten (10) Business Days following the delivery of a Notice from the Operator under either Section 7.11 or 14.2 or otherwise fails to comply with any of its obligations under the Joint Venture Agreement and such failure continues for a period of five (5) Business Days after Notice from the Operator requiring the failure to be remedied;

(b)

(in the case of the Operator as the Charger) the Charger fails to deliver Products which may be required to repay any production financing obtained by that Party;

(c)

any resolution is passed for the winding up, dissolution or termination of existence of the Charger, or a petition is presented to wind up the Charger, except in the course of a scheme of reconstruction or amalgamation previously approved in writing by the Chargee, and such petition is not removed within forty (40) Business Days;

(d)

without the prior written consent of the Chargee, there is appointed a liquidator, provisional liquidator, trustee, administrator, receiver, receiver and manager or similar officer of the Charger; or

(e)

a trustee, receiver or receiver and manager takes possession of all or a substantial part of the Charger’s interest in the Charged Property.

8.

POWERS AND RIGHTS ON CHARGE BECOMING ENFORCEABLE

8.1

If a Default occurs, then the Charge shall become enforceable and the Chargee may take any action or proceeding necessary or desirable to exercise or enforce any right conferred by this Deed.

8.2

The Chargee’s Powers are cumulative and not exclusive of any rights or remedies provided at law or in equity.  The powers and remedies conferred on the Chargee by any statute or ordinance, the general law or otherwise shall be in augmentation of the powers conferred by this Deed.

8.3

No failure to exercise and no delay in exercising, on the part of the Chargee any of the Chargee’s Powers shall operate as a waiver of those Chargee’s Powers nor shall any single or partial exercise of any Chargee’s power preclude any other or further exercise of that or any other Chargee’s Power.

9.

APPOINTMENT OF RECEIVER

9.1

At any time after the Charge becomes unenforceable and from time to time thereafter until the Default has been remedied:

(a)

the Chargee may appoint in writing any person or persons jointly and each of them severally to be a receiver of the Charged Property or any part thereof;

(b)

the Chargee may remove any receiver;

(c)

in case of the removal, retirement or death of any receiver, the Chargee may appoint another in his place.

9.2

The Chargee may at any time:

(a)

withdraw any receiver appointed by it; or

(b)

if a receiver has gone into possession of the Charged Property or any part or parts thereof of, direct the receiver to give up possession of the Charged Property or any part or parts thereof.

10.

POWERS OF RECEIVER

10.1

The receiver from time to time appointed by the Chargee shall, without any consent on the part of the Charger have full power:

(a)

to take possession of, demand, collect and get in the Charged Property;

(b)

do all of the things necessary to procure that the Charger complies with all of its obligations under the Joint Venture Agreement, including the obligation to sell and assign its interest under the Joint Venture Agreement to one or more of the other Parties, if required to do so under the terms of the Joint Venture Agreement;

(c)

to do all of the things necessary to protect and preserve the Charged Property;

(d)

if Default continues for a period of forty (40) Business Days after the Charge become enforceable, to sell the whole of the Charged Property either by public auction or private treaty or by tender for a lump sum purchase price but otherwise upon such other terms and conditions as the receiver considers expedient and to do all other acts and things for completing or enforcing such sale which the receiver deems necessary.

10.2

For the purpose of giving full effect to the powers conferred on the receiver under this Part, the receiver shall also have power:

(a)

to exercise all or any of the rights,, powers, authorities and remedies conferred on the Charger by any document;

(b)

to exercise any and all of the Charger’s powers, rights, privileges and remedies in relation to the Charged Property;

(c)

to make and effect repairs and maintenance;

(d)

to do all of the acts and things which the Charger might do in the  ordinary conduct of is business or for the protection or improvement of the Charge Property or for obtaining income or returns therefore;

(e)

to settle, arrange, compromise or submit to arbitration any accounts, claims, questions or disputes whatsoever which may arise with the third parties in connection with the Charged Property, and to execute releases or other discharges in relation thereto;

(f)

to insure such part of the Charged Property as is of an insurable nature against loss or damage by fire or other risks in such sums as the receiver thinks fit;

(g)

to employ or engage manages, solicitors, professional consultants, agents, auctioneers, Officers, clerks, workmen, servants and others;

(h)

to give effectual receipts for all moneys and other assets which may come to the hands of the receiver in exercise of the Chargee’s Powers;

(i)

to carry out and enforce specific performance or otherwise obtain the benefit of, exercise or perform all or any of the Charger’s rights and obligations under all contracts the subject of the Charged Property or entered into in exercise of the Chargee’s Powers; and

(j)

to take such action as the receiver considers appropriate against third parties for the recovery or protection of the Charged Property.

11.

GENERAL PROVISIONS IN RELATION TO RECEIVER

11.1

The Chargee may from time to time fix a reasonable level of remuneration of any receiver appointed by the Chargee.

11.2

Every receiver shall be the agent of the Charger (unless the Chargee shall by notice in writing to the Charger and to such receiver require shall act as the agent of the Chargee).

11.3

The Charger shall alone be responsible for the receiver’s acts, defaults and remuneration.  The Chargee shall not by virtue of the appointment of any receiver be responsible for the acts or defaults of the receiver.

12.

CHARGEE MAY EXERCISE RECEIVER’S POWERS

12.1

At any time after the Charge becomes enforceable and from time to time thereafter and notwithstanding that a receiver may or many have been appointed, the Chargee, without giving any notice, shall have and shall be entitled to exercise the same powers, authorities and discretions as a receiver would have had and been entitled to exercise if a receiver had been appointed under this Deed.  A reference in this Deed to a receiver includes a reference to the Chargee exercising the powers, authorities and discretions of a receiver.

13.

COSTS, EXPENSES AND LIABILITIES INCURRED IN CHARGEE’S POWERS

13.1

All payments made by on behalf of the Chargee or any receiver and all costs, charges, expenses and liabilities (including costs as between solicitor and own client) incurred by or on account of the Chargee or any receiver in the exercise or attempted exercise of any of the Chargee’s Powers in respect of any Default by the Charger shall be payable by the Charger on demand by the Chargee and shall be deemed to form part of the Moneys Secured.

14.

APPLICATION OF MONEYS

14.1

All moneys received by or on behalf of any receiver or the Chargee under or by virtue of the Charge shall be applied as follows unless the Management Committee determines otherwise:

(a)

first, in payment or reimbursement of all costs and expenses incurred by the Operator in taking delivery of and selling the share of Products to which the Defaulting Party would, but for its default, have been entitled;

(b)

second, against any Interest which has accrued pursuant to Section 15.8 of the Joint Venture Agreement;

(c)

third, against any unpaid Contributions and Interest of the Defaulting Party which have not been paid by any other Party under Section 15.7 of the Joint Venture Agreement;

(d)

fourth, in payment on a pro rata basis without preference to the non-Defaulting Parties of any amounts owing to them under Section 15.7 of the Joint Venture Agreement;

(e)

fifth, towards discharge of any other of the Defaulting Party's obligations under the Joint Venture Agreement; and

(f)

the balance must be paid to the Defaulting Party.

14.2

The money to be paid to the Chargee shall be distributed among the Parties comprising the Chargee pro rata the respective proportions in which they are entitled to receive payment of the Moneys Secured.

15.

COVENANTS OF CHARGEE IN RELATION TO CHARGEE’S POWERS

15.1

In exercise of the power of sale conferred under this Deed, the Chargee shall comply with the requirements of the Joint Venture Agreement regarding assignment of Percentage Interests thereunder.

15.2

Any time the Chargee may act in exercise of the Chargee’s Powers consequent upon a Default by the Charger, it shall forthwith notify each other Party specifying the event of default and the action taken.

16.

THIRD PARTIES DEALING WITH CHARGEE

16.1

Upon the exercise of any of the Chargee’s Powers:

(a)

a person dealing with the Chargee or any receiver shall not be bound to inquire whether any Default has been made or as to the due appointment of any receiver or otherwise as to the propriety or regularity of the exercise of such power;

(b)

a person dealing with the Chargee or any receiver shall not be affected by notice, express or otherwise, that any such exercise is unnecessary or  improper;

(c)

notwithstanding any irregularity or impropriety therein, such exercise shall as regards the protection of a person dealing with the Chargee or any receiver, be deemed authorized by the Chargee’s Powers and shall be valid and effectual accordingly.

17.

LIMITATION ON CHARGEE=S LIABILITIES AND RESPONSIBILITIES

17.1

Except in the case of negligence or wilful act or neglect, the Chargee and any receiver shall not be answerable or accountable for any losses of any kind whatsoever which may happen in or about the exercise or attempted exercise of any of the Chargee’s Powers.

17.2

The Chargee shall not, by reason of the Chargee or a receiver entering into and taking possession of the Charged Property or any part or parts thereof, be liable to account as Chargee in possession for anything except actual receipts or be liable for any loss on realisation or for any default or omission for which a Chargee in possession might otherwise be liable.

17.3

Except as otherwise provided in this Deed, as between the Charger on the one hand and the Chargee or any receiver on the other hand, the Chargee or the receiver shall not be under any personal obligation to perform or observe any agreement, covenant, condition or obligation on the part of the Charger to be performed or observed under any contract or agreement forming part of the Charged Property.

18.

FURTHER ASSURANCE

18.1

At any time after the Charge becomes enforceable, the Charger shall from time to time and at all times (at the cost and expense of the Charger) execute, make and do all such assurances and things as the Chargee requires for more perfectly assuring or facilitating the realisation of the Charged Property and for exercising all the Chargee’s Powers and, in particular, the Charger:

(a)

shall execute all transfers, conveyances, assignments and assurances of the Charged Property as directed by the Chargee;

(b)

shall perform or cause to be performed all acts and things requisite or desirable according to the law in force in any place where any part of the Charged Property is situate for the purpose of giving effect to the exercise of any of the Chargee’s Powers; and

(c)

shall give all notices, orders and directions which the Chargee thinks expedient.

18.2

From time to time and at all times hereafter upon the request of the Chargee and at the cost of the Charger, the Charger shall do and execute or cause to be done and executed all such acts, deeds and assurances whatsoever to perfect, preserve or protect the rights of the Chargee under this Deed as the Chargee may direct.

18.3

The Charger hereby irrevocably appoints the Chargee and also any Officer of the Chargee, and every receiver for the time being its attorneys in its name and on its behalf or otherwise to execute, sign, seal, deliver, register, stamp and do all such deeds, instruments, documents, acts and things whatsoever which the Chargee thinks fit for the purpose of carrying out any agreement, covenant or obligation imposed upon the Charger by this Charge or any of the Chargee’s Power’s including, without limitation:

(a)

executing, signing, sealing, delivering, registering and stamping any instrument of further assurance or for giving to the Chargee the full benefit of any of the provisions of this Charge;

(b)

acceptance of service of any writ, summons or other legal process and appearance and representation of the Charger in any court in connection with the proceedings in any way relating to the, the Charged Property;

(c)

selling, transferring and disposing of all or any part of the Charged Property including the Charger’s interests in or rights in respect of any such property;

(d)

leasing or letting all or any part of the Charged Property and surrendering or obtaining or accepting the surrender of any such leases;

(e)

releasing, discharging or redeeming whether wholly or partially all or any Security Interests to which the Charger may be entitled from time to time and, in connection therewith, executing all such instruments in the name and on behalf of the Charger as may be required to effect any such release, discharge or redemption and where applicable, in such registrable form as may be required or desirable for the time being; and

(f)

to do all such acts, matters and things and sign and execute all such deeds, agreements, documents, papers and instruments as may be necessary in order to exercise the powers hereby conferred as fully and effectually to all intents and purposes as the Charger could do on its own account, and generally to use the Charger’s name in the exercise of all or any of the Chargee’s Powers, and the Charger rectifies and confirms and agrees to ratify and confirm all acts, matters and things done in exercise of the powers conferred by this clause to preserve the rights of the Chargee, provided however, that the Chargee shall not exercise the powers conferred by this Section 18.3 unless a Default has occurred.

19.

CHARGER’S OBLIGATION UNCONDITIONAL AND NOT OTHERWISE AFFECTED

19.1

This Deed and the duties, obligations and liabilities of the Charger hereunder shall not be abrogated, prejudiced, affected or discharged:

(a)

by the granting to the Charger, or any other person of any time, credit, forbearance, concession or other indulgence or consideration;

(b)

by any other laches, acquiescence, delay, acts, omissions or mistakes on the part of the Chargee or any other person;

(c)

by any person or company now or hereafter becoming a guarantor;

(d)

by any alteration or addition to any Collateral Security with or without the concurrence of the Charger;

(e)

by any insolvency, bankruptcy, reorganisation or cessation of existence of any entity or person; or

(f)

by any other matter whatsoever.

19.2

Nothing herein or in any further or other assurance or Collateral Security taken by the Chargee shall extinguish, merge, postpone, lessen or otherwise prejudice the Charge hereby created.

20.

STAMPING AND REGISTRATION

20.1

At the date hereof, there are no Moneys Secured under this Deed and this Deed shall be stamped initially to secure $15,000.  All stamp duty legally imposed by any authority on this Deed shall be paid by the Parties in proportion to the their respective Percentage Interests.  If this Deed needs to be upstamped by reason of any Party’s Default, then the Party in Default shall pay all stamp duty imposed by reason of the upstamping.

20.2

Each corporate Charger shall within the time limits prescribed under any applicable laws, at the cost and expense of the Charger duly register, record or file this Deed or a copy thereof in each place where it is necessary so to do in order to perfect or preserve the Charge and the priority of the Charge and the enforceability of the Charge in accordance with its terms.

21.

ASSIGNMENT

21.1

This Deed shall be binding upon and inure to the benefit of the Charger, the Chargee and the respective successors, transferees and assigns of their respective rights and interests under the Joint Venture Agreement.

21.2

In this Deed, references to the Charger and the Chargee, shall be deemed to be references to or include as appropriate, their respective successors, transferees and assigns of their respective rights and interests under the Joint Venture Agreement.

22.

TERM AND DISCHARGE OF SECURITY

22.1

The Charge shall continue in force until such time s the Joint Venture Agreement has been terminated in accordance with the provisions thereof, and full settlement has been made between the Parties to the Joint Venture Agreement.  The continuance of the Charge shall not be affected by any settlement of account, intervening payment or other matter or thing whatsoever.

22.2

Upon termination of the Charge in accordance with the terms of this Deed, the Chargee shall at the request and expense of the Charger discharge, surrender or release the Charged Property from the Charge.

22.

If any payment made under or pursuant to this Deed is avoided for any reason whatsoever by statute or otherwise, whether from the time of such payment or from any later date then, notwithstanding any discharge or release given in respect of the Charge, and notwithstanding that the Charger may otherwise have been entitled to be released from the Charge, the Charge shall operate as if no such payment had been made or discharge or release given.

22.

The provisions of this Deed shall survive for so long as may be necessary or desirable to give full effect thereto.

23.

GENERAL

23.1

All Notices to be given by or pursuant to this Deed shall be given in accordance with the provisions of the Joint Venture Agreement regarding the service of Notices.

23.2

This Deed shall be governed by and construed in accordance with the laws in force in the Province of British Columbia and the parties hereby irrevocably attorn to the jurisdiction of the courts thereof.

23.3

This Deed is subject to any and all approvals as may be required under Le Code Minier of 1992 the République du Sénégal or any successor statute thereto and the parties covenant and agree to each use their best efforts to obtain any and all such approvals as may be necessary in order to give effect to the provisions of this Deed.

23.4

The provisions of this Deed may only be amended, varied, supplemented or waived by an instrument or instruments in writing signed by the Parties.  No amendment, variation, supplement or waiver shall be valid or enforceable unless it is contained in a document executed by the Parties.

23.5

This Deed shall take effect according to its tenor notwithstanding any other prior agreement in conflict or variation with it or any correspondence or documents which may have passed between the parties or may have been executed by all or any of them prior to the execution of this Deed.

Executed by the parties as a deed.

OROMIN EXPLORATIONS LTD.

Per: Authorized Signatory

BENDON INTERNATIONAL LTD.

Per: Authorized Signatory

This is Schedule “C” to that certain Joint Venture Agreement between Oromin Explorations Ltd. and Bendon International Ltd. made as of the 20th day of September 2005.

[Copy of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the Sabodala Property.]

This is Schedule “D” to that certain Joint Venture Agreement between Oromin Explorations Ltd. and Bendon International Ltd. made as of the 20th day of September 2005.

NET PROFITS ROYALTY

Pursuant to the attached Agreement, a Party (herein called the “Royalty Holder”) may be entitled to a royalty equal to a percentage of Net Profits (hereinafter called the “Net Profits Royalty”).  The Party who is not a Royalty Holder (the “Owner”) shall be entitled to a one hundred percent (100%) beneficial interest in the Property subject to the Net Profits Royalty.  The Net Profits Royalty shall be calculated as follows:

The Operator shall establish a Royalty Account to which it shall debit:

(i)

Pre-production Expenditures;

(ii)

Working Capital;

(iii)

Operating Losses;

(iv)

Post Production Capital Expenditures;

(v)

Interest Charges; and

(vi)

Reserve Charges.

The Operator shall apply Net Profits first to reduce the amounts debited to the Royalty Account.  While there is any debit balance in the Royalty Account, the Owner shall retain all Products or Net Profits (in proportion to their Percentage Interests if more than one Owner).  Whenever the Royalty Account shows no debits, Net Profits in an amount equal to the credit balance in the Royalty Account shall be distributed to the Royalty Holder in an amount equal to the applicable Net Profits Royalty, and the balance to the Owner (in proportion to their Percentage Interests if more than one Owner).

Net Profits Royalty shall be calculated by the Operator in accordance with generally accepted accounting principles at the end of the calendar quarter in which ores or concentrates from the Mine are sold or otherwise deemed to be sold and thereafter at the end of each subsequent calendar quarter during which ores or concentrates are produced from the Property.  Quarterly calculations (except for the calendar year-end quarter) of the Net Profits Royalty shall be submitted to the Royalty Holder within thirty (30) days after the end of the quarter involved and such calculations shall be accompanied by payment of the Net Profits Royalty. The calendar year-end calculation of Net Profits shall be submitted to the Royalty Holder within sixty (60) days after the end of the calendar year together with the balance (if any) of the Royalty Holder's share of the Net Profits Royalty for the calendar year.  The year-end calculation of Net Profits and the records relating thereto shall be audited by a national firm of chartered accountants designated by the Operator (which may be the auditor of the Operator) and;

(a)

copies of the audited reports shall be delivered to the Owner and the Royalty Holder by the chartered accounting firm;

(b)

either Party shall have three (3) months after receipt of any audited report to object thereto in writing to the other party, and failing such objection, such report shall be deemed correct; and

(c)

if one Party requests in writing to the other party within such three (3) month period a review and re-audit, the chartered accountants shall review and the re-audit shall be paid by:

(i)

the Party requesting the re-audit if the original audit is found to be correct; or

(ii)

the other Party if the original audit is found in error.

In addition, any Party may, at its own cost, ask for and carry out an independent audit.  Any payments or repayments required by any final audit shall be made immediately by the Party affected.

The provisions of this Schedule “D” are subject to the provisions of the Agreement.  The terms that are defined in the Agreement shall have the same defined meanings in this Schedule “D”, and the following words, phrases and expressions shall have the following meanings:

Royalty Account:  The Royalty Account is the account to be established by the Operator for purposes of calculating the amount of the Royalty Holder's royalty.

Pre-production Expenditures: Pre-production Expenditures for the purpose of calculating the Net Profits Royalty, means all money provided and spent by the Owner on the Property prior to the commencement of Commercial Production but excluding amortisation, depletion and depreciation.  Pre-production Expenditures shall include all money provided and spent by the Owner exploring, developing and equipping the Property for Commercial Production; completing Feasibility Reports; maintaining the Property in good standing; constructing all facilities necessary to commence Commercial Production on the Property; constructing or acquiring infrastructure or facilities off of the Property but required for Commercial Production; and on making any other expenditures related to the achievement of Commercial Production.  The Owner shall be entitled to include as a Pre-production Expenditure a reasonable charge for administration expenses incurred at places other than the Mine or any mill sites including any charges for head office overhead and salaries of officers of the Owner in accordance with the Accounting Procedure, which charge shall be computed quarterly and charged to the Royalty Account at the end of each calendar quarter, it being the intention of the parties that the Owner shall not derive a profit nor suffer a loss from such management and administration.

Working Capital:  Working Capital means, without duplication, all monies spent by the Owner for working capital prior to the date when Commercial Production on the Property generates sufficient revenue to satisfy working capital requirements.

Operating Losses:  Operating Losses means, in any month after the commencement of Commercial Production, the amount by which Operating Costs exceed Revenue.

Operating Costs:  Operating Costs means all Post-production Capital Expenditures, Costs and all expenses attributable to mining of the Property, milling, concentrating, production, handling, delivery and sale of ores or concentrates from the Property including:

(a)

all costs and expenses of labour, supervision, consultants, and insurance including costs of all fringe benefits and costs of purchase or rental of all equipment, facilities and amenities for the use and welfare of employees;

(b)

all taxes (other than corporate, federal or provincial income taxes) including all duties, royalties, license fees and levies of a similar nature paid to any governmental entity;

(c)

option, royalties and other like payments (not including the Net Profits Royalty herein provided for), paid by the Owner to any third party in connection with the right to explore or mine or both;

(d)

reasonable administration expenses including a charge for head office overhead and salaries of officers of the Owner in accordance with the Accounting Procedure;

(e)

all costs and expenses of marketing and selling, transportation and other production items, including freight and duty, deductions and penalties of every nature beyond the minehead or concentrator, as the case may be.

If ore from the Property is milled and concentrated by facilities owned by the Owner which are also used for the milling and concentrating of ore from lands other than the Property, a fair and equitable allocation of the costs of operating, constructing, renting or obtaining the use of such jointly used facilities shall be made.  If any Mine developed on the Property includes ore from other lands, a fair and equitable allocation of all costs involved in placing such Mine in Commercial Production shall be made.

In the event ore from the Property is sold or is milled and the concentrates derived therefrom are sold or further processed, in the discretion of the Owner, the proceeds from any arms length sale of ore or concentrates shall be used in calculation of Net Profits hereunder.  In the event that ore or subsidiary or Affiliate of the Owner, the Owner shall ensure that it receives fair market value for the sale of Products and fair market processing terms and costs as if the Owner and purchaser were dealing at arms length.  The fair market value for the sale of Products shall be calculated on the basis set out under the definition of Revenue below as of the date of shipment from the Mine.

Revenue:  Revenue means:

(a)

proceeds received from the sale or deemed sale by the Owner of the following categories of Products:

(i)

if the Owner causes refined gold (meeting the specifications of the London Bullion Market Association) to be produced from ores mined from the Property, the refined gold shall be deemed to have been sold at the Monthly Average Gold Price for the month in which it was produced, and Revenue shall be determined by multiplying Gold Production during the calendar month by the Monthly Average Gold Price; as used herein, “Gold Production” shall mean the quantity of refined gold outturned to the Owner’s pool account by an independent third party refinery for gold produced from the Property during the calendar month on either a provisional or final settlement basis, and the “Monthly Average Gold Price” shall mean the average London Bullion Market Association P.M. Gold Fix, calculated by dividing the sum of all such prices reported for the month by the number of days for which such prices were reported;

(ii)

if the Owner causes refined silver (meeting the specifications for refined silver subject to the New York Silver Price published by Handy & Harman) to be produced from ore mined from the Property, the refined silver shall be deemed to have been sold at the Monthly Average Silver Price for the month in which it was produced, and Revenue shall be determined by multiplying Silver Production during the calendar month by the Monthly Average Silver Price; as used herein, “Silver Production” shall mean the quantity of refined silver outturned to the Owner's pool account by an independent third-party refinery for silver produced from the Property during the calendar month on either a provisional or final settlement basis, and the “Monthly Average Silver Price” shall mean the average New York Silver Price as published daily by Handy & Harman, calculated by dividing the sum of all such prices reported for the calendar month by the number of days for which such prices were reported;

(iii)

if the Owner causes refined metals other than refined gold and refined silver to be produced from ores mined from the Property, such refined or processed metals shall be deemed to have been sold at the Monthly Average Price for the month in which they were produced, and Revenue shall be determined by multiplying Metal Production by the Monthly Average Price; as used herein, “Metal Production” shall mean the quantity of such refined metal outturned to the Owner's pool account by an independent third party refinery for such metal from the Property during the calendar month on either a provisional or final settlement basis, and the “Monthly Average Price” shall mean the average spot price for such metal as published weekly by Metals Week, calculated by dividing the sum of all such prices reported for the calendar month divided by the number of weeks for which such prices were reported;

(iv)

in the event that the Owner sells raw ores or concentrates, produced from ores mined from the Property, Revenue shall be determined by multiplying the amount of recoverable metals contained in such raw ore or concentrates sold by the Monthly Average Price (as that term is defined in subparagraphs (i), (ii) or (iii) above, as applicable) for such metal or metals during the month of sale;

(v)

where outturn of refined metals is made by an independent third party refinery on a provisional basis, Revenue shall be based upon the amount of such provisional settlement, but shall be adjusted in subsequent statements to account for the amount of refined metal established by final settlement by such refinery;

(vi)

where Revenue is determined in U.S. dollars but Net Profits are payable in Canadian dollars, amounts expressed in U.S. dollars shall be converted to Canadian dollars at the noon exchange rate quoted by the Bank of Canada, for the conversion of U.S. dollars to Canadian dollars on the date of the sale or deemed sale of the Product;

the Royalty Holder acknowledges that the purpose of subparagraphs (i), (ii), (iii) and (iv) under this definition of Revenue is to pay the Net Profits Royalty on the basis of value of the refined gold, silver or other metals produced from ores mined from the Property as established by the London Bullion Market Association P.M. Gold Fix for gold, the New York Silver Price as published by Handy & Harman for silver, and the spot price for all other metals as published by Metals Week for such metals, as the case may be, regardless of the price or proceeds actually received by the Owner for or in connection with such metal or the manner in which a sale of refined metal to a third party is made by the Owner; the Royalty Holder further acknowledges that the Owner shall have the right to market and sell or refrain from selling refined gold, silver and other metals produced from the Property in any manner it may elect, and that the Owner shall have the right to engage in forward sales, future trading or commodity options trading, and other price hedging, price protection, and speculative arrangements (“Trading Activities”) which may involve the possible delivery of gold, silver or other metals produced from the Property; the Royalty Holder specifically acknowledges and agrees that the Royalty Holder shall not be entitled to participate in the profits or be obligated to share in any losses generated by the Owner’s actual marketing or sales practices or by its Trading Activities;

(b)

Working Capital remaining upon termination of Commercial Production;

(c)

proceeds received from the sale or disposal of plant, buildings, machinery, equipment and lands during Commercial Production or after Commercial Production has terminated;

(d)

unexpended Reserve Charges following completion of rehabilitation after termination of Commercial Production;

(e)

option, royalties and other like payments paid to the Owner by and third party in connection with the right to explore or mine or both on the Property.

Post production Capital Expenditures:  Post-production Capital Expenditures means all expenditures made by the Owner after the Completion Date to rent, operate, maintain, replace, expand, modify, alter, or change the mining, milling and concentrating facilities and equipment from time to time, but excluding amortisation and depreciation.

Interest Charges:  Interest Charges means Interest accrued on the month end debit balance in the Royalty Account.  The amount so obtained shall be debited to the Royalty Account at the time of calculation.

Reserve Charges:  Reserve Charges means an amount to be established by estimating the cost of rehabilitation which will have to be spent after Commercial Production has terminated and charging a portion of that cost monthly to the Royalty Account over a reasonable period of time commencing no sooner than five (5) years prior to the termination of Commercial Production.  Any funds set aside for these purposes and not required to be spend immediately will be invested by the Owner in certificates of deposit or interest bearing accounts with a Canadian chartered bank and any balance remaining after the required rehabilitation work is complete and the costs thereof have been paid, will be included as Revenue.

Net Profits:  Net Profits means, in any month after the Completion Date, the amount by which Revenue exceeds Operating Costs.

The Owner shall at all times maintain adequate records which shall be made available to the Royalty Holder in order that the Royalty Holder may verify the correctness of any entries in the Royalty Account or in the determination of Net Profits.  The Owner shall utilize methods for weighing and sampling ore that are generally accepted within the industry.

Exhibit 4.N

November 15, 2005

Mr Chet Idziszek

President and Chief Executive Officer

Oromin Explorations Ltd

Suite 2000, Guinness Tower

1055 West Hastings Street

Vancouver, British Columbia

Canada V6E 2E9

Dear Sir

SANTA ROSA PROJECT- LETTER OF INTENT

Background

By way of background:

1.

Exploraciones Oromin S.A (“EO”) is a corporation registered in Argentina. EO is a wholly owned subsidiary of Cynthia Holdings Limited (“Cynthia”) which is registered in the British Virgin Islands.  Irie Isle Limited, a company registered in the British Virgin Islands and a wholly owned subsidiary of Oromin Explorations Ltd (Oromin), holds 82.48% of the total issued share capital of Cynthia.

2.

EO has made application for the grant of an exploration permit (Santa Rosa Permit) under the relevant Argentinean mining and petroleum laws in respect of an exploration block in the Cuyana Basin of central Argentina known as exploration block #cc&B-9 (Santa Rosa Block).

3.

Oromin, through its shareholding in EO is seeking to explore and, if successful, develop the Santa Rosa Block (Santa Rosa Project).

Agreement

This letter and Attachment A record the material terms of the farmin and joint venture agreement (Agreement) between Oromin and Ottoman Energy Limited (Ottoman) in relation to the Santa Rosa Project.

The essential terms of the Agreement are:

(a)

Ottoman will be entitled to acquire a minimum 32.48% interest in the Santa Rosa Project from Oromin by incurring expenditure of US$1.4 million on the Project;

(b)

Ottoman will be entitled to acquire additional interests in the Santa Rosa Project to increase its interest to the equivalent of Oromin’s interest in the Project by incurring such expenditure on the Project as is detailed in Attachment A;

(c)

The percentage Interest acquired by Ottoman will, at its discretion, either be a direct holding of part of the Santa Rosa Block permit and other assets making up the Santa Rosa Project or by Ottoman acquiring shares in EO or Cynthia equivalent to its Percentage Interest;

(d)

The parties will enter into a joint venture agreement to regulate their rights and obligations in respect of the Santa Rosa Project.

Status of this Agreement

This Agreement is legally binding upon the parties.  The parties agree to negotiate in good faith a more formal agreement to replace this Agreement which will include the terms and conditions of this Agreement and will also include further terms and conditions usually found in agreements of this type.  Until such time as a more formal agreement is negotiated and executed, or if no such agreement is able to be agreed by the parties, then this Agreement will continue to be legally binding upon the parties.  The formal agreement is to be prepared by Ottoman.

Confidentiality

This Agreement and all negotiations made in respect to the Agreement (Information) are made on a strictly confidential basis.  Information is not to be released to any third party without the prior written consent of each of the parties.

Confirmation of Agreement

Please confirm your agreement by signing the enclosed copy of this letter and returning it to me.

I look forward to hearing from you.

Yours faithfully

signed   “Jaap Poll”

DR JAAP POLL

Managing Director

Attachment A

Signing by Oromin Explorations Ltd

Oromin Explorations Ltd by its duly authorised representative hereby agrees to be bound by the terms and conditions of this letter including the Attachment.

signed “Chet Idziszek”

_____________________

MR CHET IDZISZEK

President and Chief Executive Officer

Dated:  November 15, 2005

ATTACHMENT A

MATERIAL TERMS OF AGREEMENT

1.

PARTIES

1.1

The parties to this Agreement are:

(a)

Oromin Explorations Ltd Suite 2000 – 1055 West Hastings Street, Vancouver British Columbia (Oromin); and

(b)

Ottoman Energy Limited ABN 56 107 555 046 (Ottoman).

2.

CONDITIONS

2.1

This Agreement is subject to the satisfaction or waiver by Ottoman of the following conditions, as conditions subsequent:

(a)

Ottoman undertaking legal and financial due diligence of the Santa Rosa Project, and all matters affecting the Santa Rosa Project including reviewing all agreements, arrangements or encumbrances which may affect the Project and giving written notice to Oromin that it is satisfied as to the results of such due diligence;

(b)

Ottoman being satisfied with the nature of the interest in the Santa Rosa Project to be acquired under this Agreement, it being acknowledged that Ottoman prefers the acquisition of a direct legal and beneficial interest in the Santa Rosa Permit and other assets of the Santa Rosa Project rather than an indirect interest by way of the acquisition of shares in EO or Cynthia or some other entity;

(c)

to the extent considered necessary by Ottoman, the variation or the obtaining of any consent or waiver under or in respect of any shareholder or joint venture agreements relating to the Santa Rosa Project made between Oromin and Surge Global Energy Inc (Surge) or any other party in terms acceptable to Ottoman;

(d)

Ottoman being satisfied with the terms and conditions of the joint venture agreement to be entered into pursuant to paragraph  below;

(e)

the receipt of any governmental, regulatory or shareholder consent which Ottoman deems necessary in relation to this Agreement; and

(f)

the grant of the Santa Rosa Permit in accordance with the application or on such other terms acceptable to Ottoman

2.2

Each of the conditions in paragraph  (Conditions) are for the sole benefit of Ottoman and Ottoman may at any time on or before 30 June 2006 (British Columbia Canada time) (or such later date as the parties agree) waive a Condition by giving written notice of the waiver of that Condition to Oromin.

2.3

The parties must co-operate with each other at all times and use all reasonable endeavours to achieve satisfaction of the above Conditions by 30 June 2006 or such later date as the parties agree.

2.4

If the Conditions are not satisfied or waived on or before 30 June 2006, and the parties do not agree to extend this date, then either party may, by written notice to the other, terminate this Agreement at any time after that date, or after any extended date.

2.5

Each party must notify the other party as soon as it becomes aware that a Condition is satisfied or as soon as it forms the opinion that a Condition is unable to be satisfied by 30 June 2006 (or if an extended time period is agreed, then within the extended time period).

2.6

The Commencement Date for the purposes of this Agreement shall be the date upon which all of the Conditions have been satisfied or waived in accordance with this Agreement.

3.

FARMIN TERMS

3.1

Ottoman has the exclusive right to acquire from Oromin a 32.48% legal and beneficial interest (Initial Percentage Interest) in the Santa Rosa Project (either by acquiring a direct interest in the assets the subject of the Santa Rosa Project or by acquiring shares in EO or Cynthia) by incurring expenditure of US$1,400,000 (Initial Farmin Amount) in accordance with the expenditure requirements of the Santa Rosa Block permit.

3.2

Upon earning its Initial Percentage Interest, Ottoman will have the exclusive right to acquire a further 8.76% legal and beneficial interest (“Further Percentage Interest”) (either by acquiring a direct interest in the assets the subject of the Santa Rosa Project or by acquiring shares in EO or Cynthia) by incurring expenditure of US$897,381 (Second Farmin Amount) in accordance with the expenditure requirements of the Santa Rosa Block permit.

3.3

During the period in which Ottoman is acquiring the Initial and Further Percentage Interests (Farmin Period), if Surge does not contribute to expenditure as required under its agreements with Oromin and its direct or indirect legal or beneficial interest in the ownership of the Santa Rosa Project is diluted or transferred to Oromin pursuant to such agreements then:

(a)

Ottoman will pay the contributions due by Surge as part of its Initial or Second Farmin Amount provided that, in the case of the Second Farmin Amount only, this will be increased by the Surge contributions due; and

(b)

the direct or indirect legal or beneficial interest required to be transferred by Surge to Oromin will be divided equally between Oromin and Ottoman.

3.4

The parties acknowledge that it is their intention that upon the expenditure of the Second Farmin Amount by Ottoman the legal and beneficial interests of Oromin and Ottoman in the Santa Rosa Project will be equal.

3.5

During the Farmin Period Oromin will not be entitled to assign any interest in the Santa Rosa Project whether such interest is direct or indirect, and whether by way of an assignment of shares in any company or otherwise, without the written consent of Ottoman which shall not be unreasonably withheld.

3.6

During the Farmin Period Ottoman will not be entitled to assign any interest in this Agreement whether such interest is direct or indirect, and whether by way of an assignment of shares in any company or otherwise, without the written consent of Oromin which shall not be unreasonably withheld.

4.

EXPLORATION EXPENDITURE

4.1

Upon the Commencement Date, and as part of the Initial Farmin Amount, Oromin will:

(a)

pay to Oromin or its nominee the amount of US$600,000 which has been or will be deposited by Oromin as a performance bond in respect of the Santa Rosa Permit;

(b)

pay the sum of US$50,000 to the Province of Mendoza, Argentina in relation to the Santa Rosa Project;

(c)

pay the sum of US$81,000 to the relevant Argentinean regulatory authorities as a land canon payment relating to the Santa Rosa Project.

4.2

Upon any refund or release of the performance bond or other security paid pursuant to paragraph , such funds will not be repaid to Ottoman but will form part of the assets of the Santa Rosa Project for the benefit of the parties to such Project.

4.3

All decisions relating to the Santa Rosa Project and its operation during the Farmin Period shall be made by the unanimous decision of the parties.  If the parties are unable to reach a unanimous decision on any issue and the failure to reach a decision on such issue may, with the passing of time or otherwise, lead to the loss of the Santa Rosa Permit or a material asset of the Santa Rosa Project then either party may refer such issue for resolution pursuant to paragraph  below.

4.4

The parties will appoint a third party located in Argentina to be the operator during the farmin period.

5.

DISPUTES

5.1

Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the London Court of International Arbitration (LCIA) and the LCIA Rules, which Rules are deemed to be incorporated by reference into this clause.

5.2

The number of arbitrators shall be one.  The seat, or legal place, of arbitration shall be London.  The language to be used in the arbitral proceedings shall be English.

5.3

The governing law of the contract shall be the federal and other substantive laws applying in the province of British Colombia, Canada.

6.

JOINT VENTURE

6.1

A joint venture agreement will be executed by the parties prior to the Commencement Date and, to the extent not inconsistent with this Agreement, will regulate the rights and liabilities of the parties during the farmin period and thereafter.  The joint venture agreement will be based upon an international standard and will include provisions relating to:

(a)

Pre-emptive rights upon assignment;

(b)

dilution;

(c)

British Columbia governing law.

7.

WARRANTIES

7.1

Oromin warrants and represents at all times to Ottoman that:

(a)

it has full right, title and authority to assign to Ottoman the Initial and the Further Percentage Interests pursuant to this Agreement free from all encumbrances and third party rights;

(b)

it has the requisite power and authority to enter into and perform its obligations under this Agreement and the transactions contemplated by it;

(c)

there is no litigation, proceedings or disputes of any nature concerning Oromin or its subsidiaries or the Santa Rosa Project in progress, threatened or pending other than that previously disclosed to Oromin in writing;

(d)

the application for the Santa Rosa Permit is in good standing and there is no reason why such application should not be granted in accordance with its terms;

(e)

it will not at any time suffer, create or permit the creation of any encumbrance or third party interest over the assets of the Santa Rosa Project other than in accordance with this Agreement;

(f)

it will not at any time sell, assign or dispose of any legal or beneficial interest in the Santa Rosa Project except in accordance with this Agreement;

(g)

it has not granted to any person other than Ottoman and Surge any right (exercisable now or in the future) to explore or develop any assets of the Santa Rosa Project or to acquire any interest in such assets;

(h)

neither it nor any of its subsidiaries is insolvent and no receiver or receiver and manager has been appointed over any part of its or their assets and no such appointment has been threatened.  Neither Oromin nor any of its subsidiaries is in liquidation or under administration and no proceedings have been brought or threatened for the purpose of winding up Oromin or any of its subsidiaries or placing Oromin or any of its subsidiaries under administration;

(i)

the entry into this agreement will not constitute a breach of any other agreements or encumbrances;

(j)

it has not withheld any material information concerning the Santa Rosa Project from Ottoman.

Perth, Western Australia, 15 November 2005

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”) for the year ended February 28, 2006, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 22, 2006

 (signed):    “Chet Idziszek”

Chet Idziszek

President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”) for the year ended February 28, 2006, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.  The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.  The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  June 22, 2006

(signed):     “Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer