Form 20-F/A
period 2006-02-28
OROMIN EXPLORATIONS LTD
filed 2007-02-01
CIK 1109141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F /A-1

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

Sabodala Property Location Map

2000000 mN
0 mE
400000 mE
800000 mE
1200000 mE
MAURITANIA
Saint-Louis
Senegal
Dakar
Kaolack
Tambacounda
Sabodala Project
1600000 mN
North
Atlantic
Ocean
The Gambia
Bignona
Kedougou
MALI
GUINEA-BISSAU
GUINEA
1200000 mN
Oromin Explorations Ltd.
Sabodala Project
Senegal, West Africa
Location Map
Figure : 1
0
50
100
200
kilometres

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

Kerekounda

Shallow drilling was carried out at Kerekounda in the 1970’s by the Soviet-Sénégal team (11 holes; 574m) and in 1982 by BRGM (5 holes; 362m),.  Almost no data from these programs is available and limited mining in the 1990’s probably removed the identified “resource”.  The mineralization is described as “two white quartz veins of about 2m thickness”, trending 035º-040º and dipping south within quartz-carbonate altered tuffaceous wacke and schist (Guillou, 1982).

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

The Company’s significant accounting policies are summarized in Note 2 to the consolidated financial statements.   The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgements with respect to certain estimates and assumptions.   These estimates and assumptions, based on management’s best judgement, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities.   On an ongoing basis, management re-evaluates its estimates and assumptions.   Actual amounts, however, could differ significantly from those based on such estimates and assumptions.

Significant areas critical in understanding the judgements that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties inherent within them include the treatment of resource property expenditures, assets retirement obligations and stock-based compensation.

Resource properties

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

ITEM 15.

CONTROLS AND PROCEDURES

Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange of 1934 (the “Exchange”)) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.  There were no changes in the Company’s internal controls or in other factors that could significantly affect these controls during the period covered by this Annual Report on Form 20F, including any corrective actions with regard to significant deficiencies and material weaknesses.

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

SIGNATURES

                 The Company hereby certifies that it meets all of the requirements for filing Amendment No. 1 to the Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this  31st day of  January, 2007

OROMIN EXPLORATIONS LTD.

“CHET IDZISZEK”

Per:  (signed) Chet Idziszek

Title:  President

CERTIFICATIONS

I, Chet Idziszek, certify that:

1.	I have reviewed Amendment No. 1 to the annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”);
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

Date:    January 31, 2007

(signed) “CHET IDIZSEK”

Chet Idziszek, President and Chief Executive Officer

I, Naomi Corrigan, certify that:

1.	I have reviewed Amendment No. 1 to the annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”);
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

Date:   January 31, 2007

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