Form 20-F
period 2007-02-28
OROMIN EXPLORATIONS LTD
filed 2007-08-31
CIK 1109141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

February 28, 2007

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

Page 1 of 76 Pages

The Exhibit Index is located on Page 75

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Name of each exchange on which registered

None _________________________________

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

50,457,878

Indicate by check mark whether the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes _____  No     X

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

Large accelerated filer ____  Accelerated filer ____ Non-accelerated filer    X

Indicate by check mark which financial statement item the Company has elected to follow.

Item 17     X      Item 18 _________

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes _____  No     X

(APPLICABLE ONLY TO ISSUES INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Company has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes _________  No __________  Not Applicable    X

The information set forth in this Annual Report on Form 20-F is as at February 28, 2007 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 17 to the accompanying Financial Statements of the Company.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

B.	Business Overview	21
C.	Organizational Structure	23
D.	Property, Plants and Equipment	23
	Santa Rosa Property, Argentina	23
	Title	23
	Location, Access & Physiography	24
	Exploration History	24
	Regional and Local Geology	25
	Stratigraphy	25
	Geochemistry and Hydrocarbon Migration	26
	Structure	26
	Sediment Distribution	27
	Proposed Exploration	27
	Doing Business in Argentina	27
	Sabodala Property, Sénégal	29
	Title	29
	Location, Access & Physiography	30
	Plant and Equipment	31
	Regional and Local Geology	31
	Mineralization	33
	Exploration History	34
	Exploration – Recent Results	35
	Proposed Exploration	36
	Doing Business in Sénégal	36
	Carneirinho Property, Brazil	37

ITEM 4A.	UNRESOLVED STAFF COMMENTS	38

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	38
A.	Operating Results	38
	Fiscal Year Ended February 28, 2007 Compared to Fiscal Year Ended February 28, 2006	40
	Fiscal Year Ended February 28, 2006 Compared to Fiscal Year Ended February 28, 2005	40
	Fiscal Year Ended February 28, 2005 Compared to Fiscal Year Ended February 29, 2004	41
B.	Liquidity and Capital Resources	41
	February 28, 2007 Compared to February 28, 2006	42
	February 28, 2006 Compared to February 28, 2005	42
	February 28, 2005 Compared to February 29, 2004	43
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	44
	Outlook	44
C.	Research and Development, Patents and Licenses, etc.	44
D.	Trend Information	44
E.	Off-Balance Sheet Arrangements	44
F.	Tabular Disclosure of Contractual Obligations	45
G.	Safe Harbour	45

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	46
A.	Directors and Senior Management	46
B.	Compensation	47

	Option Grants in Last Fiscal Year	48
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	48
	Pension and Retirement Benefit Plans	49
	Termination of Employment, Change in Responsibilities and Employment Contracts	49
	Directors	49
C.	Board Practices	50
D.	Employees	50
E.	Share Ownership	51

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	51
A.	Major Shareholders	51
B.	Related Party Transactions	52
C.	Interests of Experts and Counsel	53

ITEM 8.	FINANCIAL INFORMATION	53
A.	Consolidated Statements and Other Financial Information	53
B.	Significant Changes	53

ITEM 9.	THE OFFER AND LISTING	54
A.	Offer and Listing Details	54
B.	Plan of Distribution	55
C.	Markets	55
D.	Selling Stockholders	55
E.	Dilution	55
F.	Expenses of the Issue	55

ITEM 10.	ADDITIONAL INFORMATION	55
A.	Share Capital	55
B.	Memorandum and Articles of Association	55
C.	Material Contracts	57
D.	Exchange Controls	58
E.	Taxation	60
	Material Canadian Federal Income Tax Consequences	60
	Dividends	60
	Capital Gains	61
	Material United States Federal Income Tax Consequences	61
	U.S. Holders	62
	Distributions on Common Shares of the Company	62
	Foreign Tax Credit	63
	Information Reporting and Backup Withholding	63
	Disposition of Common Shares of the Company	63
	Currency Exchange Gains or Losses	64
	Other Considerations	64
F.	Dividends and Paying Agents	66
G.	Statements by Experts	66
H.	Documents on Display	66
I.	Subsidiary Information	66

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	66

GLOSSARY OF OIL AND GAS TERMS

The following is a glossary of some of the terms used in the oil and gas industry and referenced herein:

Anticline	Rock units folded into a convex-upward shape with the youngest unit on the top.
Bituminous	Impregnated with various mixtures of hydrocarbons.
Central Dome	The structural dome centred around 33E15'S latitude and 67E40'W longitude.
Conglomerate	Coarse-grained clastic rock composed of rounded clasts over 2mm in diameter.
Fanglomerate	Coarse unsorted clastic material deposited in alluvial fans.
Formation	A rock unit that has been named and defined by its location, relative age and composition.
Geopressured	A condition in which the interstitial fluids in a rock unit exhibit pressures in excess of their hydraulic head.
Geothermal	Heat emanating from depths within the earth.
Graben	A portion of the earth’s crust that was faulted and dropped to a lower position relative to its surrounding during some part of its history. It subsequently may have been filled with sediments.
Kerogen	Various organic remains contained within sediments.
Lacrustine	Pertaining to processes in lakes.
Orogeny	The process of mountain building by deforming the earth’s crust.
Plan Argentina	The legislative framework in Argentina whereby exploration and exploitation permits and certain producing properties are made available for acquisition through an international public bid process.
Regressive	Dropping sea level or excessive sediment input in sediments overstepping areas that were previously water-covered.
Source Rocks	Rocks containing organic material that, through geologic processes, have produced hydrocarbons.
Stratigraphic Pinch-out	A rock unit that changes character by diminishing its character to zero, commonly in an upward direction.
Transgressive	Rising sea level that results in sediments being deposited over what were previously land areas.

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Andesitic	A term used to describe a dark coloured, fine grained, extrusive volcanic rock.
Antiform	The peaks of folded layers of rock or stratigraphy where the limbs of an individual fold close upward.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Arkosic	A term used to describe a pink to reddish coloured coarse-grained sedimentary rock largely comprised of angular grains of quartz and feldspar.
Colluvium	A general term applied to any loose, heterogeneous and incoherent mass of soil material or rock fragments deposited chiefly by mass-wasting, usually at the base of a steep slope or cliff.
Conglomerate	A coarse grained sedimentary rock comprised of poorly sorted and typically rounded granules, pebbles, cobbles and boulders.
Craton	A relatively immobile part of the earth, generally of large size
Crustal-scale	A term used to describe large deep seated or regional scale geological features. I.e. the San Andreas fault is a "crustal-scale" feature.
Dyke	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks.
Felsic	A term used to describe light coloured igneous rocks.
Foliation	A term used to describe the linear or platy texture of rocks that have been subjected to extreme heat and pressure resulting in the flattening or alignment of a rock's constituent mineral grains.
Fuchsite	A bright green, chromium rich variety of a muscovite.
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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 17 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“U.S. GAAP”).  Results for the periods ended February 28, 2007 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended February 28
		2007	2006	2005	2004	2003
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations(1)
	Total	($1,801,883)	($2,702,526)	($448,169)	($297,616)	($193,126)
	Per Share (1)	($0.04)	($0.09)	($0.02)	($0.01)	($0.01)
(c)	Total assets	$27,405,610	$11,268,010	$3,985,105	$2,990,680	$2,444,494
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$34,635,509	$19,964,141	$11,878,025	$11,010,280	$10,665,871
(f)	Total shareholders’ equity	$24,117,196	$10,550,846	$2,917,072	$2,699,678	$2,212,367
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($1,801,883)	($2,702,526)	($448,169)	($297,616)	($193,126)
	Per Share (1)	($0.04)	($0.09)	($0.02)	($0.01)	($0.01)

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN CONFORMITY WITH U.S. GAAP:

		Year Ended February 28
		2007	2006	2005	2004	2003
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations
	Total	($9,659,151)	($3,285,319)	($1,613,646)	($300,616)	($195,376)
	Per Share¹	($0.23)	($0.11)	($0.06)	($0.01)	($0.01)
(c)	Total assets	$17,739,134	$10,982,762	$5,840,158	$2,990,680	$2,444,494
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$34,635,509	$19,964,141	$11,878,025	$11,010,280	$10,665,871
(f)	Total shareholders’ equity	$14,450,720	$10,265,598	$4,772,125	$2,699,678	$2,212,367
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($9,659,151)	($3,285,319)	($1,613,646)	($300,616)	($195,376)
	Per Share¹	($0.23)	($0.11)	($0.06)	($0.01)	($0.01)

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On August 15, 2007, the exchange rate, based on the noon buying rate published by The Bank of Canada, for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.0746.

The following table sets out the high and low exchange rates for each of the last six months.

	2007
	July	June	May	April	March	February
High for period	1.0686	1.0730	1.1135	1.1584	1.1811	1.1853
Low for period	1.0372	1.0580	1.0699	1.1067	1.1529	1.1585

The following table sets out the average exchange rates for the five most recent financial years calculated by using the average of the Noon Rate of Exchange on the last day of each month during the period.

Year Ended February 28
	2007	2006	2005	2004	2003
Average for the period	1.1377	1.1929	1.2816	1.3629	1.5548

B.

Capitalization and Indebtedness

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

Currency Fluctuations

The Company maintains its accounts in Canadian dollars.  The Company's property interests in Argentina and Sénégal may make it subject to foreign currency fluctuations.  Exchange transactions are allowed in U.S. dollars, and as a result foreign currency fluctuations will only be material for the Company to the extent that fluctuations between the Canadian and U.S. dollar are material.  The Company does not at the present nor does it plan in the future to engage in foreign currency transactions to hedge any exchange rate risks.

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

Based on its existing working capital, the Company does not expect to require additional financing for its currently held properties during the fiscal year currently in progress.  The development of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.  Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in its properties and reduce or terminate its operations on such properties.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred net losses to date.  Its deficit as of February 28, 2007 was $13,715,748. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet found that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on any of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

Competition

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available in Sénégal.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable.  Accordingly, there can be no assurance that the Company’s exploration and acquisition programs will yield any reserves or result in any commercial mining operation.

The oil and gas industry is also intensely competitive and the Company competes with other companies that have greater resources.  Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis.  There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.

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

Foreign Countries and Regulatory Requirements

Currently, the Company’s only properties are located in Argentina and Sénégal.  Consequently, the Company is subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk.  Both mineral exploration and mining activities and oil and gas exploration and production activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the mining industry and the oil and gas industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings, taxation laws, expropriation of property, environmental legislation, water use and workplace safety.  In particular, the status of Argentina and Sénégal as developing countries may make it more difficult for the Company to obtain any required production financing for its properties from senior lending institutions.  In addition, Argentina experienced significant economic and political instability during the period 1999 to 2004 from which it is currently recovering. Argentina defaulted on its loans during the unstable period and has only recently completed with the International Money Fund agreed remedial measures.  The Company maintains the majority of its funds in Canada and only forwards sufficient funds to meet current obligations and overhead in Argentina.  The Company does not believe that any currency restrictions that may be imposed in Argentina would have a prolonged impact on the Company’s exploration activities.

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

The Company’s potential production operations and exploration activities in Argentina and Sénégal are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, workplace safety and other matters.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities.  There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations or of oil and gas extraction facilities and conduct of operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining or oil and gas project the Company might undertake.

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

Argentina Political Risks

Oil and gas exploration and production activities in Argentina may be affected in varying degrees by political stability and government regulations relating to the oil and gas industry.  Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety.  Argentina has only recently recovered from a period of economic instability arising largely from a history of ineffective monetary policies and large amounts of debt. Jurisdiction over oil and gas resources has recently passed from the federal government to the provincial governments in Argentina, and the establishment by the provinces of a regulatory and oversight regime is not yet complete.

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

Share Price Volatility; Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Company's common stock fluctuated from a low of $2.07 to a high of $4.05 in the period beginning February 28, 2007 and ending on the date of this Annual Report.  There can be no assurance that these price fluctuations will not continue to occur.

Company's Officers and Directors Resident Outside U.S.; Potential Unenforceability of Civil Liabilities and Judgements

The Company and its officers and all but two of its directors are residents of countries other than the United States, and all of the Company's assets are located outside the United States.  As a result, it may not be possible for investors to effect service of process within the United States upon such persons or enforce in the United States against such persons judgements obtained in United States courts, including judgements predicated upon the civil liability provisions of United States federal securities laws or state securities laws.

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

The Company has four subsidiaries.  Sabodala Holding Limited is incorporated in the British Virgin Islands and is wholly owned by the Company.  Irie Isle Limited is incorporated in the British Virgin Islands and is wholly owned by the Company.  Cynthia Holdings Limited is incorporated in the British Virgin Islands and is owned by Irie Isle Limited as to 82.48%.  Exploraciones Oromin, S.A. is incorporated in Argentina and is wholly owned by Cynthia Holdings Limited.

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

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Ottoman Energy Ltd. (“Ottoman”) whereby Ottoman can acquire up to a 41.24% interest in the Santa Rosa Property by spending US$2,297,381 on exploration and development of the Santa Rosa Property.  The LOI is subject to a number of conditions that must be fulfilled or waived by December 31, 2007 as extended, including completion of legal and financial due diligence to Ottoman’s satisfaction, issuance of formal title to the Santa Rosa Property and the settlement and execution of a joint venture agreement respecting the Santa Rosa Property.

Subject to the fulfilment or waiver of the conditions referred to above and subject to funding, Irie, Ottoman and Surge will jointly undertake the next phase of the exploration program which will consist of interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well.  All required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne proportionately by each party or they will suffer dilution.

Acquisition of the Sabodala Property, Sénégal

The Company has the right to acquire a 100% interest in the Sabodala Property, as more fully described under  “Item 4 - Information on the Company - D. Property, Plants and Equipment” below. The Direction de Mines of Sénégal awarded the exploration concession to the Company on behalf of the Oromin Joint Venture Group through an international selection process concluded in October 2004.  The Oromin Joint Venture Group (“OJVG”) was a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.  In order to acquire its interest in the Sabodala Property, the OJVG was required to spend at least USD$8 million on exploration of the Sabodala Property by April 17, 2007, and this condition was fulfilled in October 2006.  Under the terms of the OJVG agreement, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million.  Badr was to hold a free carried interest until the initial USD$8 million commitment was completed, at which time the three parties would bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution.

By an agreement dated December 18, 2006, as amended, between Oromin Joint Venture Group Ltd. (“OJVG Ltd.”), Sabodala Holding Limited (“SHL”) (a wholly-owned subsidiary of the Company), Bendon and Badr, the OJVG was converted into a corporate form.  SHL and Bendon each own a 43.5% interest and Badr owns a 13% interest in OJVG Ltd.  SHL and Bendon have agreed to each fund 50% of the costs of exploration and development of the Sabodala Property, with Badr’s interest being fully carried for as long as it owns an interest in OJVG Ltd.  The exploration concession comprising the Sabodala Property has been assigned the OJVG Ltd.  SHL is the operator of OJVG Ltd. to which it provides exploration and management services.  In March 2007, the Government of Sénégal granted a  twenty month extension (to December 22, 2008) to the current Mining Convention conditional on the joint venture spending an additional USD$12 million during the extension period.   Thereafter, OJVG Ltd. has ten months (to October 22, 2009) to complete a preliminary feasibility study on the project.

Acquisition and Disposition of the Carneirinho Property, Brazil

The Company and Lund Gold Ltd. (“Lund”) formerly held an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property was structured as a two-stage option with Lund and the Company jointly acquiring a 50% interest at each stage. In order to exercise the first option, Lund and the Company were required to pay the vendor USD$50,000 on or before April 30, 2005 (paid), USD$100,000 by April 30, 2006 (paid), USD$200,000 by April 30, 2007 (paid) and a total of US$1,400,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, Lund and the Company were required to pay the vendor an additional US$6,000,000 on or before April 30, 2010.

By an agreement dated March 12, 2007 between the Company and Lund, the Company sold all of its interest in the Carneirinho Property to Lund in consideration of the issuance to the Company of 1,197,906 common shares of Lund, this consideration reflecting the amount that the Company had spent on acquisition, exploration and development of the Carneirinho Property. The Company and Lund are related parties by virtue of having a number of directors and senior officers in common.

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

In March 2001, the Company acquired a 100% interest in the oil and gas exploration rights for the Santa Rosa Property in central Argentina and exploration of the Santa Rosa Property is now one of the two principal business activities of the Company.   In June 2002, the Company, through its wholly owned subsidiary Cynthia Holdings Limited (“Cynthia”), agreed to sell an effective 50% interest in its Santa Rosa Property. The Agreement has been amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for 212.415 shares of Cynthia (representing a 17.52% effective interest in its Santa Rosa Property) and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited, received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interest.  In November 2005, the Company entered into a letter of intent (the “LOI”) with Ottoman Energy Ltd. (“Ottoman”) whereby Ottoman can acquire up to a 41.24% interest in the Santa Rosa Property by spending US$2,297,381 on exploration and development of the Santa Rosa Property.

In October 2004, the Company was awarded an exploration concession known as the Sabodala Property in the Republic of Sénégal. The exploration concession granted the Company the sole right to acquire a 100% interest in the Sabodala Property by spending at least USD$8 million on exploration of the Sabodala Property by April 17, 2007.  The Sabodala Property was held by the Oromin Joint Venture Group (“OJVG”), a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.  By an agreement dated December 18, 2006, as amended, between Oromin Joint Venture Group Ltd. (“OJVG Ltd.”), Sabodala Holding Limited (“SHL”) (a wholly-owned subsidiary of the Company), Bendon and Badr, the OJVG was converted into a corporate form.

SHL and Bendon each own a 43.5% interest and Badr owns a 13% interest in OJVG Ltd.  SHL and Bendon have agreed to each fund 50% of the costs of exploration and development of the Sabodala Property, with Badr’s interest being fully carried for as long as it owns an interest in OJVG Ltd.  The exploration concession comprising the Sabodala Property has been assigned the OJVG Ltd.  SHL is the operator of OJVG Ltd. To which it provides exploration and management services.

In January 2005, the Company and Lund Gold Ltd. (“Lund”) were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property is structured as a two-stage option with Lund and the Company jointly acquiring a 50% interest at each stage. In order to exercise the first option, Lund and the Company must pay the vendor US$50,000 on or before April 30, 2005 (paid), US$100,000 by April 30, 2006 (paid), USD$200,000 by April 30, 2007 (paid)  and a total of US$1,400,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, Lund and the Company were required to pay the vendor an additional US$6,000,000 on or before April 30, 2010.

By an agreement dated March 12, 2007 between the Company and Lund, the Company sold all of its interest in the Carneirinho Property to Lund in consideration of the issuance to the Company of 1,197,906 common shares of Lund, this consideration reflecting the amount that the Company had spent on acquisition, exploration and development of the Carneirinho Property.

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the resource properties owned by each of the Company’s subsidiaries:

D.

Property, Plants and Equipment

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

Title

The Company owns, through its majority controlled Argentina subsidiary, Exploraciones Oromin, S.A. (“Oromin”), an 82.48% interest in exploration block #CC&B-9 (the “Santa Rosa Property”) pursuant to Resolution No. 2 issued by the Secretariat of Energy and Mining on March 16, 2001 pursuant to International Public Bidding No. E-01/92 (“Plan Argentina”), Fiftieth Bid.  The Resolution grants Oromin an Exploration Permit to explore for hydrocarbons over the area covered by the exploration block for three exploration periods totalling six years.  The Exploration Permit will be converted to an Exploitation Permit if commercial quantities of hydrocarbons are found.  The Exploitation Permit allows for the extraction of hydrocarbons for a period of twenty-five (25) years with a possible ten (10) year extension.  In January 2007 jurisdiction over hydrocarbon resources in Argentina passed from the federal government to the provincial governments. Formal title to the Santa Rosa Property has not yet been issued by government authorities of the Province of Mendoza, whose review is in process.

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

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Ottoman Energy Ltd. (“Ottoman”) whereby Ottoman can acquire up to a 41.24% interest in the Santa Rosa Property by spending US$2,297,381 on exploration and development of the Santa Rosa Property.  The LOI is subject to a number of conditions that must be fulfilled or waived by December 31, 2007, including completion of legal and financial due diligence to Ottoman’s satisfaction, issuance of formal title to the Santa Rosa Property and the settlement and execution of a joint venture agreement respecting the Santa Rosa Property.

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

Proposed Exploration

The Company intends to undertake interpretation of seismic data, completion of environmental studies, drilling three exploration wells and, contingent upon success, completing one production well.  Contingent upon success, the Company would undertake an additional 3-D seismic program to plan the layout of the development drilling program of additional wells.

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

Argentina benefits from rich natural resources, a highly literate population, an export-oriented agricultural sector, and a diversified industrial base. Although one of the world's wealthiest countries 100 years ago, Argentina suffered during most of the 20th century from recurring political and economic crises, persistent fiscal and current account deficits, high inflation, mounting external debt, and capital flight. After World War II, an era of Peronist authoritarian rule and interference in subsequent governments was followed by a military junta that took power in 1976. Democracy returned in 1983, and has persisted despite numerous challenges, the most formidable of which was a severe economic crisis in 2001-02 that led to violent public protests and the resignation of several interim presidents.

Beginning in 1998, with external debt equivalent to more than 400% of annual exports, the economy slowed and ultimately fell into a full-blown depression; investors' fears grew in the wake of Russia's debt default, Brazil's devaluation, and the political discord caused by then-President Carlos Menem's unpopular efforts to run for a constitutionally prohibited third term. The government of Fernando de la Rua, elected President in late 1999, tried several measures to cut the fiscal deficit and instill confidence and received large IMF credit facilities, but nothing worked to revive the economy. Depositors began withdrawing money from the banks in late 2001, and the government responded with strict limits on withdrawals. When street protests turned violent, de la Rua was forced to resign in December 2001. Interim President Adolfo Rodriguez Saa declared a default - the largest in history - on Argentina's foreign debt, but he stepped down only a few days later when he failed to garner political support from the country's governors. Eduardo Duhalde became President in January 2002 and announced an end to the peso's decade-long 1-to-1 peg to the US dollar. When the peso depreciated and inflation rose, Duhalde's government froze utility tariffs, curtailed creditors' rights, and imposed high taxes on exports. The economy rebounded strongly from the crisis, inflation started falling, and Duhalde called for special elections. Nestor Kirchner was elected President, taking office in May 2003, and continued the restrictions imposed by his predecessor. With the re-emergence of double-digit inflation in 2005, the Kirchner administration pressured businesses into a series of agreements to hold down prices. The government also restructured its debt in 2005 and paid off its IMF obligations in early 2006, reducing Argentina's external debt burden. Real GDP growth averaged 9% during the period 2003-06, bolstering government revenues and keeping the budget in surplus. The economy has recovered strongly since bottoming out in 2002.

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

The bid of the Company’s Argentine subsidiary, Exploraciones Oromin S.A. (“EOSA”), for the Santa Rosa Property under Plan Argentina, Fiftieth Bid, met the conditions of the call for bids and its offer has been approved.  From a legal standpoint, Exploraciones Oromin S.A. will be allowed to enter the areas as from the effective date of the permit (Administrative Decision) by complying with all of the rights and obligations resulting from the bidding conditions.  On May 11, 2001 the Secretariat of Energy authorized Exploraciones Oromin S.A. the early entry to the area in order to commence with exploration works.

During the years 2002 to 2004 the economic disruptions occurring in Argentina militated against further activity by EOSA and numerous other hydrocarbon concession holders until greater stability was restored.

During 2005 and 2006 the federal government of Argentina worked with the provincial governments with the objective of conveying jurisdiction over hydrocarbon resources to the provinces. This initiative reached fruition in January 2007 and jurisdiction was passed to the various provincial governments. Accordingly, the administration of the exploration bid held by EOSA passed to the government of the Province of Mendoza. During calendar 2007, authorities of the Province of Mendoza with administrative responsibility over hydrocarbon resources have been defining a legal and administrative regime and working with concession holders and other stakeholders to establish an exploitation system under provincial auspices. This work is detailed and complex; the objective of all parties is that development of hydrocarbon concessions granted under Plan Argentina will have a defined provincial regime towards the end of calendar 2007 or early in 2008.

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

By virtue of the early entry to the area granted in 2001 by the federal Secretariat of Energy, EOSA is able to carry out exploration activities on the Santa Rosa Property, subject to the completion of the establishment of an administrative regime by the Province of Mendoza.

Sabodala Property, Sénégal

Gerald F. McArthur, FGAC, P.Geo., the Company’s consulting geologist, is the qualified person responsible for the preparation of the technical information concerning the Sabodala Property in this document.

Title

The Company has the right to acquire a 100% interest in an exploration concession (the “Sabodala Property”) governed by a Mining Convention signed February 17, 2005 with the Government of Sénégal.

The Direction de Mines of Sénégal awarded the exploration concession to the Company on behalf of the Oromin Joint Venture Group through an international selection process concluded in October 2004.  The Oromin Joint Venture Group (“OJVG”) was a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.  In order to acquire its interest in the Sabodala Property, the OJVG was required to spend at least USD$8 million on exploration of the Sabodala Property by April 17, 2007 which it has done.

By an agreement dated December 18, 2006, as amended, between Oromin Joint Venture Group Ltd. (“OJVG Ltd.”), Sabodala Holding Limited (“SHL”) (a wholly-owned subsidiary of the Company), Bendon and Badr, the OJVG was converted into a corporate form.  SHL and Bendon each own a 43.5% interest and Badr owns a 13% interest in OJVG Ltd.  SHL and Bendon have agreed to each fund 50% of the costs of exploration and development of the Sabodala Property, with Badr’s interest being fully carried for as long as it owns an interest in OJVG Ltd.  The exploration concession comprising the Sabodala Property has been assigned the OJVG Ltd.  SHL is the operator of OJVG Ltd. to which it provides exploration and management services.

In March 2007, Government of Sénégal a  twenty month extension (to December 22, 2008) to the current Mining Convention by spending an additional USD$12 million during the extension period.   Thereafter, OJVG Ltd. has ten months (to October 22, 2009) to complete a preliminary feasibility study on the project, at which point the concession can be converted to an exploitation concession.  Upon conversion of the concession from an exploration to an exploitation concession, OVJG Ltd. must establish an operating company to further develop the Sabodala Property and must offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.  The Government of Sénégal will receive a 10% interest in the operating company at no cost and a royalty of $US 6.50 per ounce of gold produced.

Location, Access & Physiography

The Sabodala Property is located approximately 580 kilometres ESE of Sénégal’s capital city of Dakar (Figure 1).  The property is centered at 13º 09’ North Latitude and 12º 06’ West Longitude.  It is a 229.7 km2 trapezoidal concession that completely surrounds, but does not include, the 20.3 km2 rectangular Sabodala exploitation concession which hosts the Sabodala gold deposit itself.

The Sabodala Property is reached by unpaved all-weather roads from the towns of either Kédougou (2-3 hours) or Tambacounda (5-6 hours) or the city of Dakar (10-12 hours), each of which supplies all basic services, and is criss-crossed by a network of roads and trails.   The concession can also be reached by privately chartered aircraft from Dakar to a 1200-metre paved airstrip in good condition located on the laterite plateau north of Falombo, near the boundary between the Sabodala exploration and exploitation concessions

Just beyond the eastern boundary of the concession is the village of Khossanto, a regional centre, which includes telephone, government office and a medical centre. There are seven small indigenous villages, each of which houses 100-300 people within the boundaries of the concession.

Topography on the property is gentle to hilly.  Approximately 60% of the property is covered by flat-lying lateritic plateaus.  Outcrops cover less than 1% of the property, generally limited to roadcuts, ridges and creeks.  Elevations range between approximately 150 and 420 metres, with broad, poorly incised drainages.  The climate is characterized by dry (September to May) and rainy (June to August) seasons in a subtropical regime.  Vegetation is of a tall-grass savannah type with common thickets of bamboo and a scattering of trees, some up to a diameter of 10 metres. Fauna includes various species of monkeys and birds, warthogs, and herds of domesticated goats, sheep and cattle.

Sabodala Property Location Map

MAURITANIA
Saint-Louis
Senegal
Dakar
Kaolack
Tambacounda
Sabodala Project
North
Atlantic
Ocean
The Gambia
Bignona
Kedougou
MALI
GUINEA-BISSAU
GUINEA
400000 mE
800000 mE
1600000 mN
1200000 mN
0 mE
Oromin Explorations Ltd.
Sabodala Project
Senegal, West Africa
Location Map
Figure: 1
0
50
100
200

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

Three Lower Proterozoic (Birimian) volcano-sedimentary sequences have been identified within the Kédougou-Kéniéba Inlier.  From west to east, these are the Mako, Dialé and Daléma Supergroups.  The Mako Supergroup, which entirely underlies the Sabodala Property, consists largely of mafic to intermediate flows and volcaniclastics, with a regional trend of 020º-040º.  A mafic to ultramafic igneous unit forms discontinuous thick intercalations within the volcanic sequences.  The Dialé Supergroup consists of thick successions of metasedimentary and metavolcanic rocks with a sub-horizontal to moderately inclined dip.  Greywacke is dominant, locally with elongated lenses of polymictic conglomerate.  Mafic to intermediate flows, breccias and tuffs form extensive but discontinuous intercalations.  The Daléma Supergroup is comprised of sandstones and shales which form thick successions with subvertical foliation striking NNW to NNE (Titaro and Laroux, 2001; Melisi, 1987).

Several intrusive types have been recognized within the Kédougou-Kéniéba Inlier:  (i) large, elongated felsic to intermediate plutons, often with oriented fabric, such as the Saraya and Badon-Kakadian Batholiths; (ii) smaller equant intrusions of granitic to granodioritic composition; and (iii) mafic to felsic dykes.

Two major systems of shear zones have been recognized in the Kédougou-Kéniéba Inlier, both mapped over several tens of kilometres.  The Sénégal-Malian Shear Zone, which trends approximately 350º, forms the tectonic contact between the Daléma Supergroup to the east and the Mako and Dialé Supergroups to the west.  The Kakadian-Kérékoto Shear Zone trends northeasterly to northerly, separating the Mako Supergroup to the west from the Dialé Supergroup to the east.  Shear Zone splays pass through the Sabodala exploration concession and host the Sabodala deposit as well as all other orogenic gold occurrences found in the area.

A number of orogenic gold deposits have been discovered in the past twenty years, associated with the systems of shear zones in the Kédougou-Kéniéba Inlier.  The Sabodala deposit, which is located on a separate exploitation concession surrounded by the Sabodala Property, is associated with a Shear Zone.  Approximately 75-80% of the gold at the Sabodala deposit is hosted within a 50-metre wide pyritic stockwork within silica-carbonate-sericite altered mafic to intermediate flows and tuffs and a subvolcanic quartz diorite porphyry.  This stockwork plunges ~20º towards the NNW and has been traced in drilling for 200-300 metres in an east-west direction and 400-500 metres north south.  Grade within the stockwork increases with increasing fracture density and alteration.  The remainder of the gold at the Sabodala deposit is hosted by siliceous breccias and quartz veins associated with moderately east-dipping shear zones (BRGM, 1983).  In 1994 Paget estimated “measured and indicated reserves” of 2.97 million tonnes @ 4.92 g/tonne Au (470,000 contained ounces Au) for the Sabodala deposit (Geostec, 2004).  This is an unsubstantiated historical estimate of unknown reliability and unclear terminology which does not conform to NI 43-101 standards, but could be considered relevant as background information on an adjacent property.  In 2007, Mineral Deposits Limited (“MDL”), the owner of the Sabodala exploitation concession, announced a 1.9 million ounce gold JORC-compliant resource for the Sabodala deposit and a 300,000 ounce gold resource for its Niakafiri deposit.  The Sabodala deposit is presently the subject of a bankable feasibility study and preliminary mine design with production expected in 2007.

Property Geology

The only property-wide mapping of the Sabodala Property was carried out by BRGM in the early 1960’s as part of a nation-wide 1:200,000 mapping program (BRGM, 1963a, b).  They defined an area of intrusive rocks in the west as part of the Kakadian Batholith, the central volcanic rocks as part of the Mako Supergroup and the sedimentary/volcanic sequence to the east as part of the Dialé Supergroup.

The central part of the Sabodala Property was later mapped by Husson et al (1987) who recognised three main lithological units trending north-northeasterly.  Three units were recognized, all possibly parts of the Mako Supergroup.  The bulk of the area is underlain by recessive, light-green, carbonate-altered andesitic volcanics which are locally brecciated or pillowed.  The andesites are flanked to both the east and west by narrow, sheared, jasper-bearing, intermediate to felsic, tuffaceous units (including fine-grained siliceous tuffs and chlorite-sericite crystal tuffs).  A metasedimentary unit occurs to the east of the tuffaceous sequence and has narrow, discontinuous interbeds of mafic volcanics and coarse conglomerate.  The distribution of intrusive rocks was not mapped, however, syntectonic, late-tectonic and post-tectonic granitoids have been reported by BRGM. Four northeast- to north-northeast trending shear zones were mapped, two of which follow the andesite tuff contacts and two of which lie within the andesite unit.  Many of the gold occurrences are associated with these shear zones.

The general lack of outcrop on the concession makes surface mapping difficult. In early 2005, therefore, Encom was contracted to produce a geological and structural interpretation of the Fugro airborne magnetic survey.  They identified a number of magnetically distinct areas.  The area west of Kobokoto has a unique high-amplitude response which corresponds to the granitoids of the Kakadian Batholith.  To the east, within the Mako volcanic belt, is a northeast-southwest oriented zone characterized by high-amplitude, short wavelength response in the magnetics.  This zone corresponds to a more massive, weakly deformed, mafic volcanic/intrusive portion of the belt.  In the northeastern part of the concession, a number of discrete intrusives are interpreted, the largest located near Mama Kono.

Encom interpreted a number of major structural shear zones which control the gross geologic pattern within the concession and are generally sub-parallel to the north-northeast trend of the Mako volcanic belt.  These structures are interpreted to be old thrusts along which terrain accretion has occurred.  The thrusts are interpreted to separate various portions of the stratigraphy with deep-seated intrusive rocks exposed in the west and successively younger thrust panels of the Mako volcanic belt found in the central and eastern parts of the concession.  In the east are found strongly deformed turbiditic sediments with lesser, discontinuous lenses of mafic volcanics.  These rocks may be part of the adjacent Dialé Supergroup sediments or a dominantly sedimentary component of the Mako Supergroup.

Gold mineralization is closely related to a weaker set of belt-discordant structures trending 040º to 090º and 270º to 330º and a steeper northwest-trending set at greater than 330º. The structural intersection between the belt parallel thrusts and the later cross-cutting structural trends are sites favourable for gold mineralization.

Exploration Model

The Sabodala Property is prospective for hosting an orogenic gold deposit.  This relatively new classification (Groves et al, 1998) combines several earlier deposit groups (e.g. lode-gold, mesothermal gold, greenstone gold, Archean gold, iron formation-hosted gold) and reflects a recognition that all these deposits have similar temporal and spatial associations with orogenesis.  This very important category includes some of the largest gold deposits and districts in the world (e.g. Kalgoorlie in Australia, Timmins in Ontario and Ashanti in Ghana).  This type of deposit is typically hosted by granite-greenstone terranes which comprise large parts of Archean and Early Proterozoic cratons, including the West African Craton which underlies the Sabodala exploration concession.

These deposits are characterized by structurally controlled quartz-carbonate vein systems hosted by deformed, regionally metamorphosed terranes.  These systems are typically associated with crustal-scale fault structures, although lower-order shear zone splays host the most abundant gold mineralization.  Deposition of gold is generally synkinematic, syn- to post-peak metamorphism and is largely restricted to the brittle-ductile transition zone.

Alteration mineral assemblages are dominated by quartz, carbonate, mica, albite, chlorite, pyrite, scheelite, tourmaline, siderite, grunerite, garnet, hornblende and hedenbergite, although there is much inter-deposit variation.  The absolute timing of mineralization has revealed that gold was deposited over large areas during short time periods.  Among Archean and Early Proterozoic orogenic gold deposits, much variability exists in characteristics such as host rock and structural style, but other characteristics, such as the structurally late timing of gold deposition and fluid properties are remarkably consistent.

The West African craton hosts a number of multi-million ounce orogenic gold deposits (Milesi et al, 1989).  The majority of the gold is hosted within Early Proterozoic Birimian volcano-sedimentary belts, similar to those of the Kédougou-Kéniéba Inlier, where the Sabodala exploration concession is located.

Mineralization

The 230 square-kilometre Sabodala Property surrounds the 20 square kilometre Sabodala exploitation concession of MDL.  To the west and north it is bound by two Axmin concessions and the Eeximcor Niamia concession. The three Randgold concessions, Kounemba, Kanoumering and Tomborokoto, border the concession to the east.  A number of orogenic gold prospects have been discovered in the area covered by these exploration and exploitation concessions. All are associated with NNE to NE trending shear zones.  Several areas of previously discovered gold mineralization on the Sabodala Property are the focus of the Company’s present exploration program.

Niakafiri/Sabodala South, Maki Medina and Kobakoto

One of the primary exploration targets on the Sabodala Property, Niakafiri/Sabodala South, is the southern extension of MDL’s gold deposits. Regional prospecting and soil sampling conducted in the 1980’s by BRGM defined three northeast trending structural zones extending from the Sabodala and Niakafiri deposits southward on to the Sabodala Property.  This is an area of extensive laterite cover and outcrop is scarce.  Along trend, 2.7 kilometres to the south, is the Maki Medina showing, a single area of silicified, sheared, mafic volcanics which returned values as high as 67 g/t Au. Further south and west is the Kobakoto target.  BRGM surface-sampled and trenched a one to two metre wide quartz vein system along a 149 metre length.  Sample results were highly variable, ranging from 1.5 g/t Au to 63.5 g/t Au.  Trench results include 3m@3.5 g/t and 3 m@4.5g/t Au.

Golouma-Kerekounda

A large (1 km x 2.4 km) gold-in-soil geochemical anomaly was identified by the Soviets during the 1970’s and later expanded by BRGM in the 1980’s.  An area of at least 350 metres by 100 metres at Golouma West was identified by soil sampling and trenching by BRGM. Six hand trenches in the Golouma West area yielded gold values ranging from 3.5m@0.5 g/t to 6.5m@11.4 g/t.  Gold mineralization is associated with strongly-sheared and quartz-albite-sericite-ferrocarbonate-tourmaline-pyrite altered brecciated and stockwork-veined mafic volcanics.

At Kerekounda, located in the northern part of the geochemical anomaly, BRGM drilled and trenched two quartz veins and reportedly defined an unsubstantiated resource grading 31.5 g/t Au.  Limited mining in the 1990’s by a local Sénégalese company (Eeximcor) depleted most of the resource.

The large Golouma geochemical anomaly is as yet relatively poorly explored and remains a high priority target for further exploration.

Masato

The Masato area, located 1.4 kilometres west of the Sabodala gold deposit near the concession boundary, was discovered by BRGM in 1987 using soil geochemistry.  Subsequent exploration by BRGM along the 1500 metre length of the anomaly included surface trenching and drilling of eleven holes along a 700 metre north-south strike length.

Gold mineralization was discovered in structurally modified, sheared, quartz-albite-sericite-fuchsite-ferrocarbonate-pyrite altered, brecciated and stockwork-veined mafic volcanics which are cross-cut by numerous narrow, felsic dykes.

Exploration Program 2005

The 2005 exploration program comprised two phases. The first phase, undertaken from April to June, was an initial evaluation of the areas at Golouma and Niakafiri-Sabodala South. Initially, a topographic base of the concession was completed using ground-based GPS in conjunction with Quick-bird high resolution satellite imagery. In early May, 6242 line kilometres of ultra-high resolution Midas™ II helicopter-borne magnetic and radiometric survey were completed. Encom Technology (Pty) Ltd. of Sydney, Australia produced a geological and structural interpretation of the Fugro airborne magnetic data.  Fieldwork included:

•

200 kilometres of GPS-controlled picket/flag grid location

•

collection of 3,895 soil samples

•

66 kilometres of ground magnetics

•

119 kilometres of IP

•

31 hand trenches totalling 706.7 metres

•

32 mechanical excavation trenches totalling 2956 metres.

Initial positive results confirmed previous work by BRGM, outlining 17 new IP and geochemical anomalies as well as positive results from excavator trenching at Golouma.

Exploration Program 2006

The 2006 exploration program, a continuation of work from the previous year, was conducted from the newly constructed camp near Maki-Medina village on the exploration concession. Property-wide reconnaissance exploration continued with grid-based soil sampling and IP geophysics. Simultaneously, follow-up soil sampling, IP, and hand and excavator trenching was completed at Golouma, Masato and Niakafiri-Sabodala South prior to the commencement of diamond drill evaluation in late January.  The program comprised:

•

800 kilometres of GPS-controlled picket and flag grid location

•

800 kilometres of soil sampling yielding 22,696 samples for analysis

•

116.5 kilometres of deep-penetrating IP by contractor, Sigma Geophysics

•

675 metres of hand trenching in 30 trenches (TRH 31 - 61)

•

14.9 kilometres of excavator trenching in 119 trenches (TRX 33-152)

•

11,670 metres of diamond drilling in 70 holes (SAB DDH 1-70)

•

1,143 metres of reverse circulation drilling in 10 holes (SAB RC 1-10)

The 2006 exploration program identified 13 new gold-in-soil geochemical and IP geophysical targets.  Very positive results obtained from trench and drill evaluation of Golouma West, Golouma South, Niakafiri and Masato have confirmed, expanded and defined these mineralized zones.

By December 30, 2006, a total of approximately USD$11 million had been expended by the OJVG on the Sabodala Property, thus meeting, and exceeding, the Mining Convention requirements of a USD$8 million expenditure before April 17, 2007.

Exploration Program 2007

The 2007 exploration program saw the initiation of detailed 40-metre spaced reverse circulation drilling designed to evaluate mineralized zones of interest, beginning with Golouma South and Golouma West, to provide data for a preliminary resource calculation.  In addition the Company continued a property-wide evaluation using geochemistry, geophysics and trenching.

The program comprised:

•

150 kilometres of GPS-controlled picket and flag grid location

•

150 kilometres of soil sampling yielding 6,711 samples for analysis

•

7.4 kilometres of excavator trenching in 36 trenches (TRX 153-189)

•

8,779 metres of diamond drilling in 46 holes (SAD DDH 71-117)

•

16,849 metres of reverse circulation drilling in 97 holes (SAB RC 11-107)

The initial 1.5 by 3 kilometre gold-in-soil geochemical anomaly identified the Golouma area as highly prospective.  Further exploration by detailed follow-up geochemistry, IP geophysics, excavator trenching and drilling have defined to date a number of discrete targets within the greater Golouma area.  These include: Golouma West, Golouma South, Golouma East, Golouma Northeast and Golouma Northwest.

Results from 17 trenches and 52 RC and core drill holes have traced mineralization at Golouma West 850 metres along strike and to depths of 200-300 metres.  This area is presently undergoing 40-metre spaced drill evaluation.

At Golouma South, eight trenches and thirty-seven RC and core drill holes have traced mineralization 400 metres along strike and to depths of 200 metres.

The newly discovered Golouma Northeast zone, located approximately 500 metres northeast of Golouma South, has been identified by six drill holes along 100 metres strike length to depths of 150 metres.

Located 350 metres northwest of Golouma West, the newly discovered Golouma Northwest zone, has been defined by three drill holes and trenching for a minimum of 250 metres along strike.

The Masato mineralized area is the second most important exploration target on the property.  Mineralization is associated with a gold-in-soil anomaly 1.8 kilometres and 1.2 kilometres in extent.  This large geochemical anomaly is coincident with three large IP chargeability anomalies.  Eight core holes drilled by the Company and seven historic holes drilled by BRGM have traced the mineralization to depths of 150 metres over at least 700 metres.  Initial drilling and trenching have identified the new Masato North extension which is presently defined by an 800 metre long gold-in-soil geochemical anomaly, connected disjointedly with the Masato anomaly.  Four recent drill holes returned positive results from this area.

The Niakafiri South / Maki Medina zone is the area of third highest priority.  This zone comprises several discrete gold-in-soil geochemical anomalies extending southward from MDL’s Niakafiri deposit.  Preliminary trenching and drilling have produced positive results from several of the anomalous areas and further evaluation of this highly prospective trend is planned.

Additionally, the Company continues to evaluate a number of other targets of interest through trenching to bring them to drill readiness.  Ongoing regional evaluation is defining further joint geochemical and geophysical anomalies which delineate targets for future trenching and potential drilling.

Proposed Exploration

Based on favourable exploration results to date, the Company intends to continue its two-phase exploration program as recommended by McArthur (2006).  Phase I consists of property-wide exploration of the concession using soil geochemistry and IP geophysics, proven to be very successful tools.  Targets thusly identified will be further tested by trenching and, potentially, drilling.  Phase II consists of accelerated evaluation and definition of known exploration targets by core and reverse circulation definition drilling on known mineralized zones in preparation for preliminary resource estimates.  Metallurgical, environmental and engineering studies are also recommended.

This ongoing exploration program for 2007 will include a minimum of 75,000 metres of core and reverse circulation drilling in approximately 450 holes as well as 20,000 metres of excavator trenching.  The budget for this program is expected to exceed the USD$12 million required to be expended by the Mining Convention before December 22, 2008.

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

Sénégal’s principal political party was for 40 years the Socialist Party.  Its domination of political life came to an end in March 2000, when Abdoulaye Wade, the leader of the Sénégalese Democratic Party (PDS) and leader of the opposition for more than 25 years, won the presidency.  Under the terms of the 2001 constitution, future presidents will serve for 5 years and be limited to two terms.  Wade was the last President to be elected to a 7-year term and was re-elected in March 2007 to a second term expiring in 2012.

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

Carneirinho Property, Brazil

The Company and Lund Gold Ltd. (“Lund”) formerly held an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property was structured as a two-stage option with Lund and the Company jointly acquiring a 50% interest at each stage. In order to exercise the first option, Lund and the Company must pay the vendor USD$50,000 on or before April 30, 2005 (paid), USD$100,000 by April 30, 2006 (paid), USD$200,000 by April 30, 2007 (paid) and a total of US$1,400,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, Lund and the Company were required to pay the vendor an additional US$6,000,000 on or before April 30, 2010.

By an agreement dated March 12, 2007 between the Company and Lund, the Company sold all of its interest in the Carneirinho Property to Lund in consideration of the issuance to the Company of 1,197,906 common shares of Lund, consideration reflecting the amount that the Company had spent on acquisition, exploration and development of the Carneirinho Property.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

This item is not applicable as the Company is neither an accelerated filer, a large accelerated filer, nor a well-known seasoned issuer and has no pending comments from the staff of the Commission.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of exploring its resource properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  The Company does not currently have any producing properties and its current operations are exploratory searches for minerals or hydrocarbons .

During the fiscal year ended February 28, 2007, the Company was primarily engaged in the exploration of its Sabodala mineral property in Sénégal while awaiting exploration permitting from governmental authorities for its Santa Rosa oil and gas property in Argentina.  The Company's future activities are likely to be affected in varying degrees by political stability and government regulation in Sénégal and Argentina, all of which are beyond the control of the Company.  See “Item 3 -  Key Information - D. Risk Factors”.

During the fiscal year ended February 28, 2006, the Company was similarly primarily engaged in the exploration of its Sabodala mineral property in Sénégal while awaiting exploration permitting from governmental authorities for its Santa Rosa oil and gas property in Argentina. The slow pace in permitting is attributable principally to the fact that Argentinean government authorities at both the federal and provincial levels have been focused in recent years on a transfer of jurisdiction over hydrocarbon resources from the national government to the provincial governments. This process came to fruition in January 2007 with the formal transfer of jurisdiction. However, provincial governments are now focused on developing their capacities to manage the newly transferred resources.

As at February 28, 2007, the Company had incurred net acquisition and exploration costs of $9,511,957 with respect to its Sabodala Property in Sénégal, an increase of $7,715,495 from the prior year’s net investment.  The major components of fiscal 2007 expenditures are set out in Note 5 to the financial statements and are as follows: camp operation costs of $2,222,055 or 29% of the total; drilling costs of $2,056,906 or 27% of the total; contractor and geological staff costs of $1,702,978 or 22% of the total; and sample analysis costs of $945,873 or 12% of the total.  During the fiscal year ended February 28, 2007, the Company carried out property-wide soil geochemical sampling, extensive excavator trenching, ground geophysics, geological mapping/prospecting and completed the initial 10,000-metre drilling program.  In addition, the Company initiated a 75,000-metre reverse circulation and core drilling program targeting a variety of gold targets throughout the Sabodala Property.

As at February 28, 2006, the Company had incurred net acquisition and exploration costs of $1,796,462 with respect to its Sabodala Property in Sénégal, a net increase of $661,942 from the prior year’s net investment, consisting of $3,690,947 in capitalized exploration costs reduced by a cost recovery from joint venture partners of $3,029,005.  The major components of fiscal 2006 expenditure are set out in Note 5 and are as follows: contractor and geological staff costs of $1,769,305 or 48% of the total; camp operation costs of $755,401 or 20% of the total; travel and accommodation costs of $328,172 or 9% of the total; drilling costs of $268,010 or 7% of the total; exploration office costs of $241,569 or 7% of the total; and sample analysis costs of $223,632 or 6% of the total.  During the fiscal year ended February 28, 2006, the Company carried out a high-resolution airborne geophysical survey, followed by prospecting, geologic mapping, soil geochemical sampling, ground geophysics, hand and excavator trenching and most recently the first stage of a minimum 10,000-metre drilling program.  The Company also initiated a property-wide, regional reconnaissance evaluation.

As at February 28, 2007, the Company had incurred acquisition and exploration costs of $1,065,300 with respect to its Santa Rosa Property in Argentina, an increase of $358,924 from the prior year. The major components of fiscal 2007 expenditures are set out in Note 5 and are as follows: land and legal costs of $153,561 or 43% of the total; presumptive minimum tax costs of $145,842 or 41% of the total; and contractor and geological staff costs of $43,077 or 12% of the total.

As at February 28, 2006, the Company had incurred acquisition and exploration costs of $706,376 with respect to the Santa Rosa Property, an increase of $260,945 from the prior year. The major components of fiscal 2006 expenditures are set out in Note 5 and are as follows: land and legal costs of $90,622 or 35% of the total; contractor and geological staff costs of $60,424 or 23% of the total; presumptive minimum tax costs of $55,757 or 21% of the total; and travel costs of $53,418 or 20% of the total.

The Company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants.  All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centers.

As at February 28, 2007, the Company had incurred acquisition and exploration costs of $252,461 with respect to its Carneirinho Property in Brazil, an increase of $208,440 from the prior year. The major components of fiscal 2007 expenditures are set out in Note 5 and are as follows: contractor and geological staff costs of $69,376 or 33% of the total; acquisition costs of $66,667 or 32% of the total; camp operation costs of $35,354 or 17% of the total; and travel costs of $21,760 or 10% of the total. As described elsewhere in this report, the Company sold all of its interest in this project to Lund Gold Ltd. by an agreement dated March 12, 2007 for consideration reflecting its total costs in the project.

As at February 28, 2006, the Company had incurred acquisition and exploration costs of $44,021 with respect to the Carneirinho Property, an increase of $40,064 from the prior year. The major components of fiscal 2006 expenditures are set out in Note 5 and are as follows: acquisition costs of $31,275 or 78% of the total; and travel costs of $6,677 or 17% of the total.

Significant Accounting Policies

The Company’s significant accounting policies are summarized in Note 2 to the consolidated financial statements.   The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgements with respect to certain estimates and assumptions.   These estimates and assumptions, based on management’s best judgement, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities.  On an ongoing basis, management re-evaluates its estimates and assumptions.   Actual amounts, however, may differ significantly from those based on such estimates and assumptions.

Significant areas critical in understanding the judgements that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties inherent within them include the treatment of resource property expenditures and of stock-based compensation.

Resource properties

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

The Company follows the full cost method of accounting for oil and gas properties whereby exploration and development costs are capitalized and accumulated in cost centers.  Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, technical consulting costs directly related to exploration and development activities and capitalized financing costs.

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

Fiscal Year Ended February 28, 2007 Compared to Fiscal Year Ended February 28, 2006

During the fiscal year ended February 28, 2007 the Company recorded interest income of $271,912, a gain on sale of investments of $83,281, a loss on the write-down of investments of ($677,888) and a foreign exchange gain of $5,910.  During the fiscal year ended February 28, 2006 the Company recorded interest income of $32,837 and a foreign exchange loss of ($78,007). There were no items related to gains or write-downs of investments in the 2006 fiscal year. These items are highly variable depending on market valuations of investments held for trading and dispositions, if any, from the holding. The increase in interest reflects higher treasury balances held.

Expenses for the fiscal year ended February 28, 2007 were $1,485,098, down significantly from $2,657,356 for the fiscal year ended February 28, 2006. The principal reductions in cost were in stock based compensation, as a result of reduced vesting of stock options, and in loan interest, as there were no loans outstanding during the year. The principal cost increases were in travel and public relations costs and in professional and consulting fees, associated with increased activities in these cost centers.

Net loss for the fiscal year ended February 28, 2007 was $1,801,883 or $0.04 per share as compared with a net loss for the fiscal year ended February 28, 2006 of $2,702,526 or $0.09 per share.  The Company expects to incur a net operating loss for the fiscal year ending February 28, 2008.

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

B.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition and exploration of resource properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's properties, the Sabodala mineral project and the the Santa Rosa oil and gas project, are located in Sénégal and Argentina respectively, and as a result the Company's operations on these properties may be subject to additional risks.

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  Based on its existing working capital, the Company does not require additional financing for its currently held properties during the upcoming fiscal year.  The Company has not made use of any financial instruments for hedging purposes in the fiscal year ended February 28, 2007.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends to incur additional exploration expenditures on its Sabodala Property and Santa Rosa Property during the fiscal year ending February 28, 2008.

Management reviews annually the carrying value of the Company’s interest in each resource property and, where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made. Management concluded there was no impairment of resource property carrying values during the 2007 fiscal year.

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

February 28, 2007 Compared to February 28, 2006

At February 28, 2007, the Company’s current assets totaled $15,784,761 compared to $7,202,239 at February 28, 2006.  The increase is attributable to the excess of cash proceeds from the private placement of share capital over amounts added to resource property costs.  During the same period, current liabilities increased to $3,288,414 from $717,164 due to increased levels of exploration activities at the Company’s Sabodala Property and to unexpended advances from a joint venture partner.  Included in the Company’s current liabilities were payables or accrued liabilities of $47,683 due to related parties arising from general and administrative expenses incurred with companies related by way of directors in common or from professional services rendered by directors of the Company.  All such amounts are settled in the normal accounts payable cycle.  As a result, the Company had working capital of at February 28, 2007 of $12,586,347 compared to $6,485,075 at February 28, 2006.  At both February 28, 2007 and February 28, 2006, the Company had no long-term debt.

At February 28, 2007, the Company had total assets of $27,405,610 compared to $11,268,010 at February 28, 2006.  The increase arises from the private placement of share capital and increases in funds provided by trade creditors and a joint venture partner.

Share capital as at February 28, 2007 was $34,635,509, up from $19,964,141 as at February 28, 2006 due to the private placement of share capital.  During the fiscal year ended February 28, 2007, the Company issued 9,091,500 units at a price of $1.65 per unit to generate net proceeds of $13,609,604, each unit comprised of one common share and one half of a non-transferable two-year share purchase warrant, each whole warrant entitling the purchase of one additional common share of the Company at a price of $2.20 per share until December 7, 2008.  During the fiscal year ended February 28, 2007, the Company also issued 135,290 shares pursuant to the exercise of warrants to generate proceeds of $162,348 and 737,000 shares pursuant to the exercise of stock options to generate proceeds of $566,350.

The Company's largest cash outflows in the fiscal year ended February 28, 2007 resulted from net resource property expenditures of $7,073,098.  The most significant contribution to working capital in the year ended February 28, 2007 was provided by the sale of share capital that generated cash proceeds of $14,715,444.  The most significant contribution to working capital in the year ended February 28, 2006 was also provided by the private placement of share capital, in lesser amounts, and the largest cash outflow in that year was also net resource property expenditures, also in lesser amounts than the 2007 fiscal year.

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

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in conformity with U.S. GAAP.  A reconciliation of several accounting measures from the Canadian GAAP basis to that of U.S. GAAP together with a detailed narrative description is provided in Note 17 to the financial statements. The significant measurement differences between Canadian GAAP and U.S. GAAP which affect the Company’s financial statements are summarized as follows:

Under U.S. GAAP, deferred mineral exploration costs on properties at the stage of development as those held by the Company are charged to the statement of operations as incurred, while under Canadian GAAP such costs may be deferred and carried on the balance sheet.  Under Canadian GAAP for the fiscal periods reported on, the investments held by the Company are recorded at the lower of cost and net realizable value.  Under U.S. GAAP, certain investments held by the Company are classified as “available-for-sale” securities and recorded at market value.  The accumulated difference between cost and market value is recorded as part of comprehensive income.  Under U.S. GAAP, shares issued pursuant to an escrow agreement may be considered to be compensatory in nature under certain circumstances. Compensation is provided for in accordance with Financial Accounting Standards Board (“FASB”) Interpretation 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Awards Plans”, whereby the Company records compensation expense for the amount of equity instruments granted to officers and employees. The compensation expense is adjusted in subsequent periods for changes in the quoted market value of the Company’s shares. If an equity award is forfeited, the Company adjusts compensation expense recorded in the previous periods in the period of forfeiture. Under Canadian GAAP, such escrow shares are not considered compensatory and no provision is required.

Had the Company presented its financial statements in accordance with U.S. GAAP, its loss for the fiscal year ended February 28, 2007 would have increased by $7,857,268, its loss for the fiscal year ended February 28, 2006 would have increased by $582,793, and its loss for the fiscal year ended February 28, 2005 would have increased by $1,165,477.

Outlook

In the near term, the Company plans to continue its exploration activities on its Sabodala Property and its Santa Rosa Property.  Based on its existing working capital, the Company does not require additional financing for its currently held properties during the upcoming fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends to incur significant additional exploration expenditures on its currently held properties during the fiscal year ending February 28, 2008.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional mineral exploration or oil and gas properties.  None of the Company’s resource properties are in production and, therefore, do not produce any income.

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

G.

Safe Harbour

This Annual Report on Form 20-F contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes’, or variations of such words and phrases or state that certain actions, events or results “may”, “can”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of Oromin Explorations Ltd. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk factors described in Item 3.D of this report on Form 20-F; risks related to the exploration and potential development of the Company’s Sabodala mineral project and Santa Rosa oil and gas project; risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; futures prices of gold and other precious and base metals, and of oil, natural gas and other hydrocarbon products.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Oromin Explorations Ltd. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.  The Company’s mineral properties are located in Senegal and Argentina and thus may be exposed to various and unpredictable levels of political, economic and other risks and uncertainties.  The Company conducts operations through foreign subsidiaries which hold the rights to the mineral and hydrocarbon properties.  Operations may be affected in varying degrees by government regulations with respect to, but not limited to, expropriation of property, maintenance of claims, environmental legislation, land use and land claims.  Failure to comply with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Derek Bartlett

Mr. Bartlett is a director of the Company.  He has worked as a geologist and exploration manager for a number of international mining companies since 1966.  Mr. Bartlett has been the President of Braddick Resources Ltd. and Blue Emerald Resources Ltd. since 1994.  Mr. Bartlett is 68 years old.

Robert Brennan

Mr. Brennan is a director of the Company.  He has been an investment advisor with CB Richard Ellis since 1987 and prior thereto was a CPA with Peat Marwick and Mitchell, a predecessor firm of KPMG.  Mr. Brennan is 46 years old.

Ian Brown

Mr. Brown is the Chief Financial Officer of the Company, appointed April 15, 2007. He holds the degree Bachelor of Commerce and is a Chartered Accountant, the Canadian equivalent of a CPA.  He has been a financial executive with a wide array of public companies in the mining exploration industry since 1979. Mr. Brown is 59 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company and is married to Mr. Idziszek.  She is a financier with a long, successful history of organizing and financing junior resource companies in Canada.  In 1980, she founded Corona Explorations that discovered the Hemlo gold deposits in Northern Ontario.  Ms. Dragovan is 57 years old.

Norman Haimila

Dr. Haimila is a director of the Company.  He has forty years experience as a geoscientist and has worked throughout the world evaluating petrochemical prospects for various companies and government agencies, including Atlantic Richfield where he was Senior Research Geologist.  Since 1988, Dr. Haimila has worked extensively in Argentina during which time he supervised oil and gas exploration and development for Chauvco Resources and Alberta Energy Corporation.  He also worked in Argentina as the Senior Scientist with the Sub-Andean Co-operative Hydrocarbon Studies Project, a regional exploration consortium led by the World Bank, which was carried out over a four year period to provide an updated comprehensive basin analysis and hydrocarbon assessment of the series of sedimentary basins on the eastern side of the Andes mountains and confirm the substantial hydrocarbon potential of the region.  Dr. Haimila is 71 years old.

Chet Idziszek

Mr. Idziszek is a director and the President of the Company and is married to Ms. Dragovan. He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia.  He also received the “Prospector of the Year Award" in 1994, again, in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of the Company during its exploration and development of the Petaquilla copper-gold deposits in Panama.  Mr. Idziszek is 60 years old.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto.  He has worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996.  He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001.  Since 2001 he has worked as an independent mining consultant.  Mr. Sibthorpe is 57 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company.  Mr. Stewart is a lawyer who has practised law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is 49 years old.

Douglas Turnbull

Mr. Turnbull is a director of the Company.  Mr. Turnbull is a geologist and is the President of Lakehead Geological Services Inc. which provides geological consulting services for a number of Canadian private and public companies.  Mr. Turnbull has been the President of Lakehead since 1992.  Mr. Turnbull is 44 years old.

B.

Compensation

During the fiscal year ended February 28, 2007, the Company paid or accrued cash compensation of $538,061 to its directors and officers. No other funds were set aside or accrued by the Company during the fiscal year ended February 28, 2007 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its executive officers.  The following fairly reflects all material information regarding compensation paid to the Company's executive officers which has been disclosed to the Company's shareholders under applicable Canadian law.

The following table (presented in accordance with the rules (the “Rules”) made under the Securities Act (British Columbia) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of the Chief Executive Officer and the Chief Financial Officer as at February 28, 2007, and the other three most highly compensated executive officers of the Company as at February 28, 2007, whose individual total compensation for the most recently completed financial year exceeded $150,000 (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

The following table sets forth the summary of the compensation paid to the Company’s chief executive officer, Chet Idziszek, and chief financial officer, Naomi Corrigan, for the past three fiscal years:

Annual Compensation			Long Term Compensation

					Awards		Payouts
Name and Principal Position	Fiscal Year Ended	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compen- sation ($)

Chet Idziszek President and CEO	Feb. 28, 2007 Feb. 28, 2006 Feb. 28, 2005	$144,812 $138,000 $138,000	Nil Nil Nil	Nil Nil Nil	Nil 850,000 120,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Naomi Corrigan Former CFO	Feb. 28, 2007 Feb. 28, 2006 Feb. 28, 2005	$42,283 $34,189 $12,434	Nil Nil Nil	Nil Nil Nil	Nil 30,000 4,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Option Grants in Last Fiscal Year

There were no share options granted to the Named Executive Officers during the fiscal year ended February 28, 2007:

Name	Options Granted (# shares)	% of Total Options Granted	Exercise Price ($/share)(1)	Market Value of Shares Underlying Options at Date of Grant ($/share)	Expiration Date
Chet Idziszek President and CEO	Nil	N/A	N/A	N/A	N/A

Naomi Corrigan Former CFO	Nil	N/A	N/A	N/A	N/A

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital.  Options vest immediately upon grant.

There were no repricings of stock options held by Named Executive Officers of the Company during the fiscal year ended February 28, 2007.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth a summary of stock options exercised by and remaining outstanding to the Named Executive Officers for the fiscal year ended February 28, 2007:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)	$ Value of Unexercised In-the-Money Options (1)

Chet Idziszek President	50,000	$87,500	1,145,000	$3,045,150

Naomi Corrigan Former CFO	29,000	$58,930	30,000	$57,600

1

Value of unexercised in-the-money options calculated using the closing price of $3.82 for the common shares of the Company on the TSX Venture Exchange on February 28, 2007, less the exercise price of in-the-money options.

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

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, Norman Haimila and a corporation controlled by Douglas Turnbull were paid or accrued $46,243 and $167,798 respectively for geological consulting services rendered and J.G. Stewart’s law firm was paid or accrued $103,500 for professional services rendered during the last completed fiscal year.

The following table sets forth stock options granted by the Company during the fiscal year ended February 28, 2007 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted ($)(1)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date

Derek Bartlett	Nil	N/A	N/A	N/A	N/A
Robert Brennan	Nil	N/A	N/A	N/A	N/A
Nell Dragovan	Nil	N/A	N/A	N/A	N/A
Norman Haimila	Nil	N/A	N/A	N/A	N/A
Robert Sibthorpe	Nil	N/A	N/A	N/A	N/A
J.G. Stewart	Nil	N/A	N/A	N/A	N/A
Douglas Turnbull	Nil	N/A	N/A	N/A	N/A
*		Percentage of all options granted during the fiscal year
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

The following table sets forth details of all exercises of stock options during the fiscal year ended February 28, 2007 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Derek Bartlett	Nil	Nil	145,000/nil	$435,150
Robert Brennan	Nil	Nil	200,000/nil	$384,000
Nell Dragovan	Nil	Nil	295,000/nil	$929,400
Norman Haimila	95,000	$249,000	75,000/nil	$144,000
Robert Sibthorpe	Nil	Nil	50,000/nil	$96,000
J.G. Stewart	30,000	$49,500	195,000/nil	$572,400
Douglas Turnbull	62,000	$194,060	95,000/nil	$215,400

1	Number of common shares of the Company acquired on the exercise of stock options.
2	Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.
3	The figures relate solely to stock options.
4

The value of in-the-money options was calculated using the closing price of the common shares of the Company on the TSX Venture Exchange on February 28, 2007 of $3.82, less the exercise price of each option.

5	All such options are currently exercisable.

There were no repricings of stock options held by directors of the Company during the fiscal year ended February 28, 2007.

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

D.

Employees

During the fiscal year ended February 28, 2007, the Company had an average of approximately 165 employees six of whom worked out of the Company’s head office, nine of worked out of the Company’s Dakar office and approximately 150 worked out of the Company’s Sabodala exploration camp facility.

Of the average of 165 employees, three worked in management roles (two in Canada and one in Sénégal), three in secretarial roles (two in Canada and one in Sénégal), two in accounting roles (one in Canada and one in Sénégal), six as support workers (in Sénégal) and the balance of 150 worked as mineral explorationists (one in Canada and the rest in Sénégal).  Of those, 6 were employed as geologists while the approximately 140 others were casual or temporary employees.  During the fiscal years ended February 28, 2006, and February 28, 2005, the Company had an average of three employees all of whom worked out of the Company’s head office.  Of the average of three employees, one worked in a management role, one in a secretarial role and one in an accounting role.  No employees were casual or temporary employees.  The number of the Company’s employees fluctuates based on the level of the Company’s exploration activities.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options to purchase common shares of the Company held by such persons:

Name	Number of Common Shares Held at June 11, 2007	Number of Options Outstanding at June 11, 2007	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Derek Bartlett	5,000	75,000 20,000 50,000	0.3%	$0.25 $0.25 $1.90	January 22, 2009 March 3, 2009 February 15, 2011
Robert Brennan	896,350	200,000	2.0%	$1.90	February 15, 2011
Naomi Corrigan	22,500	25,000 4,000 30,000	0.2%	$0.25 $0.25 $1.90	January 22, 2009 March 3, 2009 February 15, 2011
Nell Dragovan	1,675,127	277,777 200,000 20,000 75,000	4.1%	$0.45 $0.25 $0.25 $1.90	February 1, 2008 January 22, 2009 March 3, 2009 February 15, 2011
Norman Haimila	95,000	75,000	0.3%	$1.90	February 15, 2011
Chet Idziszek	6,674,815	722,222 175,000 120,000 300,000 550,000	15.2%	$0.45 $0.25 $0.25 $0.70 $1.90	February 1, 2008 January 22, 2009 March 3, 2009 September 15, 2010 February 15, 2011
Robert Sibthorpe	nil	50,000	0.1%	$1.90	February 15, 2011
J.G. Stewart	563,000	277,777 100,000 20,000 75,000	1.9%	$0.45 $0.25 $0.25 $1.90	February 1, 2008 January 22, 2009 March 3, 2009 February 15, 2011
Douglas Turnbull	56,400	20,000 75,000	0.3%	$0.25 $1.90	March 3, 2009 February 15, 2011
Total:	9,988,192	3,536,776	24.4%

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 11, 2007, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 54,175,484 Common Shares outstanding as of June 11, 2007.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons beneficially owning greater than 5% of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at June 11, 2007	Percentage of Common Shares Outstanding at June 11, 2007

Abdullah Basodan	3,493,000	6.4%
Chet Idziszek	6,674,815	15.2%

Mr. Idziszek's holdings reported on Form 20-F have diminished from 25.2% in 2004 to 15.2% in 2007 as a function of (1) the increase in issued share capital from 25,695,308 in 2004 to 54,175,484 shares as reported in this Item 7.A, and (2) the net effect of acquisitions and dispositions made by Mr. Idziszek over the periods.

Mr. Basodan’s holdings arose principally in the 2007 fiscal year by his acquisition of 3,030,500 shares pursuant to a private placement which closed on December 8, 2006 and, subsequently, by his exercise of 150,000 stock options in April 2007.

The Company’s major shareholders do not have different voting rights.  To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

As at June 11, 2007 there were 54,175,484 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Computershare Investor Services Inc., of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 109 registered holders of the Company's common shares resident in the United States, holding an aggregate 12,820,929 common shares, including 1,700,400 shares held by Cede & Co.  This number represents approximately 23.7% of the total issued and outstanding common shares of the Company as at June 11, 2007.  Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at June 11, 2007 there were 1,415 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 12,290,377 common shares.  This number represents approximately 22.7% of the total issued and outstanding common shares of the Company as at June 11, 2007, also including the 1,700,400 shares held by Cede & Co.  The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 1,523 holders holding aggregate 23,410,906 common shares.  This number represents approximately 43% of the total issued and outstanding common shares of the Company as at June 11, 2007.

B.

Related Party Transactions

Other than the transactions described in this section, there were no material transactions in the fiscal years ended February 28, 2007, February 28, 2006 and February 28, 2005, or proposed material transactions between the Company or any of its subsidiaries and:

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

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002. At the time that the Agreement was entered into, the Company was not related to Bible, however, since the date of the Agreement, Chet Idziszek, the President and a director of the Company was appointed as a director of Bible’s parent company, The Havana Group Inc.  (“Havana”), a position Mr. Idziszek held until April 2007.  The Agreement was amended a number of times during the period Mr. Idziszek was a director of Havana and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for a 17.52% effective interest in its Santa Rosa Property and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited (“Irie”), received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interest.  Surge has elected not to acquire any further interest in the Santa Rosa Property.

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

By an agreement dated March 12, 2007 between the Company and Lund Gold Ltd. (“Lund”), the Company sold all of its interest in the Carneirinho Property to Lund in consideration of the issuance to the Company of 1,197,906 common shares of Lund, this consideration reflecting the amount that the Company had spent on acquisition, exploration and development of the Carneirinho Property.  Chet Idziszek, the President and a director of the Company, and J.G. Stewart, the Secretary and a director of the Company are also directors and senior officers of Lund.

C.

Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended February 28, 2007 that contain an Independent Auditor’s Report dated June 8, 2007, Consolidated Balance Sheets as at February 28, 2007 and February 28, 2006, Consolidated Statements of Operations and Deficit for the Fiscal Years Ended February 28, 2007, February 28, 2006, and February 28, 2005, Consolidated Statements of Cash Flows for the Fiscal Years Ended February 28, 2007, February 28, 2006, and February 28, 2005 and Notes to the Consolidated Financial Statements.

B.

Significant Changes

                 No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange for each of the most recent six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
Fiscal year 2007-2008
July 2007	$2.90	$2.30
June 2007	$2.72	$2.07
May 2007	$3.28	$2.19
April 2007	$3.19	$2.44
March 2007	$4.05	$2.75
February	$4.18	$2.32
First Quarter to May 31	$4.05	$2.19
2007	$4.18	$1.30
Fourth Quarter	$4.18	$1.71
Third Quarter	$2.24	$1.60
Second Quarter	$2.33	$1.64
First Quarter	$2.45	$1.30
2006	$2.00	$0.31
Fourth Quarter	$2.00	$0.88
Third Quarter	$0.99	$0.57
Second Quarter	$0.64	$0.31
First Quarter	$0.62	$0.345
2005	$0.68	$0.15
2004	$0.25	$0.065
2003	$0.18	$0. 07

The closing price of the Company's common shares on the TSX Venture Exchange on August 27, 2007 was $2.39.

The Company’s common shares were listed on the NASD Over The Counter Bulletin Board on October 5, 2006.  The high and low sale prices for the common shares of the Company on the Over The Counter Bulletin Board for the each of the months since the listing date are as follows:

	High	Low
Fiscal year 2007-2008
July 2007	US$2.75	US$2.15
June 2007	US$2.60	US$1.98
May 2007	US$3.00	US$2.05
April 2007	US$2.76	US$2.25
March 2007	US$3.51	US$2.44
First Quarter to May 31	US$3.51	US$2.05
Fiscal year 2006-2007
February 2007	US$3.69	US$1.97
January 2007	US$2.03	US$1.57
December 2006	US$1.85	US$1.52
November 2006	US$1.79	US$1.48
October 2006	US$1.63	US$1.25

The closing price of the Company’s common shares on the Over The Counter Bulletin Board on August 27, 2007 was US$2.30.

B.

Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The common shares of the Company and one of its predecessor companies, Oromin Explorations Ltd., have traded on the Vancouver Stock Exchange since November 6, 1981.  They presently trade under the symbol “OLE” on the TSX Venture Exchange, the successor exchange to the Vancouver Stock Exchange since February 25, 2002.  The common shares of the Company have traded on the NASD Over The Counter Bulletin Board since October 5, 2006 and trade under the symbol “OLEPF”.  .

D.

Selling Stockholders

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

By a letter agreement dated January 27, 2005, the Company and Lund Gold Ltd. (“Lund”) were granted an option by Dirceu Santos F. Sobrinho to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property is structured as a two-stage option with Lund and the Company jointly acquiring a 50% interest at each stage. In order to exercise the first option, Lund and the Company must pay the vendor US$50,000 on or before April 30, 2005 (paid) and a total of US$1,700,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, Lund and the Company must pay the vendor an additional US$6,000,000 on or before April 30, 2010. By an agreement dated March 12, 2007 between the Company and Lund Gold Ltd. (“Lund”), the Company sold all of its interest in the Carneirinho Property to Lund in consideration of the issuance to the Company of 1,197,906 common shares of Lund, consideration reflecting the amount that the Company had spent on acquisition, exploration and development of the Carneirinho Property.

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

By a Mining Convention signed February 17, 2005 between the Company and the Government of Sénégal, the Company, on behalf of the Oromin Joint Venture Group (“OJVG”), was granted an exploration concession to explore the Sabodala Property, a 230 square kilometre property in the Republic of Sénégal.  The OJVG was a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.  In order to acquire a 100% interest in the Sabodala Property, the OJVG was required to spend at least USD$8 million on exploration of the Sabodala Property by April 17, 2007 which it has done.

By an agreement dated December 18, 2006, as amended, between Oromin Joint Venture Group Ltd. (“OJVG Ltd.”), Sabodala Holding Limited (“SHL”) (a wholly-owned subsidiary of the Company), Bendon and Badr, the OJVG was converted into a corporate form.  SHL and Bendon each own a 43.5% interest and Badr owns a 13% interest in OJVG Ltd.  SHL and Bendon have agreed to each fund 50% of the costs of exploration and development of the Sabodala Property, with Badr’s interest being fully carried for as long as it owns an interest in OJVG Ltd.  The exploration concession comprising the Sabodala Property has been assigned the OJVG Ltd.  SHL is the operator of OJVG Ltd. to which it provides exploration and management services.

In March 2007, Government of Sénégal a  twenty month extension (to December 22, 2008) to the current Mining Convention by spending an additional USD$12 million during the extension period.   Thereafter, OJVG Ltd. has ten months (to October 22, 2009) to complete a preliminary feasibility study on the project, at which point the concession can be converted to an exploitation concession.  Upon conversion of the concession from an exploration to an exploitation concession, OVJG Ltd. must establish an operating company to further develop the Sabodala Property and must offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.  The Government of Sénégal will receive a 10% interest in the operating company at no cost and a royalty of $US 6.50 per ounce of gold produced.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at February 28, 2007, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

PART II

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

ITEM 15.

CONTROLS AND PROCEDURES

(a)

Disclosure Controls and Procedures.  As of the end of the Company’s fiscal year ended February 28, 2007, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Company’s management with the participation of the principal executive officer and principal financial officer.  Based upon that evaluation, the Company’s principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(b)

Management’s Annual Report on Internal Control Over Financial Reporting.

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting.  The Company’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that the Company’s assets are safeguarded.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at February 28, 2007.  Based on this assessment, management has concluded that the Company’s internal control over financial reporting was effective as of February 28, 2007.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this annual report.

(d)

Changes in Internal Control Over Financial Reporting.  During the fiscal year ended February 28, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company has determined that each of Robert Brennan and Robert Sibthorpe qualifies as an “audit committee financial expert” and as an “independent director” as defined by the rules of the SEC.  Mr. Brennan has been an investment advisor with CB Richard Ellis since 1987 and prior thereto was a CPA with Peat Marwick and Mitchell, a predecessor firm of KPMG.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto.  He worked as a mining analyst and director of Yorkton Securities Inc. from 1986 to 1996.  He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001.  Since 2001 he has worked as an independent mining consultant.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal year ended February 28, 2007 the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Incurred
Audit fees	$38,000
Audit-related fees	nil
Tax fees (not yet billed)	estimated $4,000
All other fees	nil
Total fees	$42,000

In respect of work undertaken for the fiscal year ended February 28, 2006, the Company paid or accrued the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Paid or Incurred
Audit fees	$27,000
Audit-related fees	nil
Tax fees	$4,000
All other fees	nil
Total fees	$31,000

Tax fees relate to fees for tax compliance services including tax return preparation.

As required by Rule 2-01(c)(7)(i) of Regulation S-X, before the accountant was engaged by the Company to render audit or non-audit services, the Company’s audit committee approved the engagement.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended February 28, 2007, which is the period covered by this Annual Report on Form 20-F.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no such purchases; accordingly, the information referred to in this Item is not required for the fiscal year ended February 28, 2007, which is the period covered by this Annual Report on Form 20-F.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.  These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see Note 17 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 12 of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

(b)

Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
*4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the Sabodala Property
*4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek
*4.I	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan
*4.J	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.K	Loan Agreement dated April 28, 2005 between the Company and David Scott
*4.L	Loan Agreement dated August 9, 2005 between the Company and Naples Explorations, LLC	E-113
*4.M	Joint Venture Agreement made as of the 20th day of September 2005 between the Company and Bendon International Ltd.	E-121
*4.N	Letter of Intent dated November 15, 2005 between the Company and Ottoman Energy Limited	E-193
4.O	Shareholders Agreement dated December 18, 2006 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited	E-201

4.P	Amendment Agreement to the Shareholders Agreement, dated January 1, 2007 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited.	E-277
4.Q	Ministry of Energy and Mines, Republic of Senegal, Transfer and Extension Decree, dated February 7, 2007 for the Sabodala Property	E-286
4.R	Certificate of Incorporation – Sabodala Holding Limited	E-289
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2

SIGNATURES

                 The Company hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 27th day of August, 2007

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Per:  (signed) Chet Idziszek

Title:  President

CERTIFICATIONS

I, Chet Idziszek, certify that:

1.	I have reviewed the annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”);
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

Date:    August 27, 2007

(signed) “CHET IDIZSEK”

___________________________

Chet Idziszek, President and Chief Executive Officer

I, Ian Brown, certify that:

1.	I have reviewed the annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”);
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

Date:   August 27, 2007

(signed) “IAN BROWN”

____________________________

Ian Brown, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
*4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the Sabodala Property
*4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek
*4.I	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan
*4.J	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.K	Loan Agreement dated April 28, 2005 between the Company and David Scott
*4.L	Loan Agreement dated August 9, 2005 between the Company and Naples Explorations, LLC	E-113
*4.M	Joint Venture Agreement made as of the 20th day of September 2005 between the Company and Bendon International Ltd.	E-121
*4.N	Letter of Intent dated November 15, 2005 between the Company and Ottoman Energy Limited	E-193
4.O	Shareholders Agreement dated December 18, 2006 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited	E-201
4.P	Amendment Agreement to the Shareholders Agreement, dated January 1, 2007 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited	E-277

4.Q	Ministry of Energy and Mines, Republic of Senegal, Transfer and Extension Decree, dated February 7, 2007 for the Sabodala Property	E-286
4.R	Certificate of Incorporation – Sabodala Holding Limited	E-289
99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.1
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-99.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 30614).

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Oromin Explorations Ltd.

We have audited the consolidated balance sheets of Oromin Explorations Ltd. as at February 28, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for the years ended February 28, 2007, 2006 and 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated  financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2007 and 2006 and the results of its operations and cash flows for the years ended February 28, 2007, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Accountants

June 8, 2007

A Member of SC INTERNATIONAL

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

As at February 28

	2007	2006

ASSETS

Current
Cash	$ 15,792,822	$ 6,455,591
Receivables	77,067	36,216
Receivables – project cost recovery (Note 5)	-	705,560
Prepaid expenses and deposits	4,872	4,872

Total current assets	15,874,761	7,202,239

Investments (Note 3)	554,679	1,377,940
Equipment (Note 4)	7,207	8,164
Resource properties (Note 5)	10,829,718	2,546,859
Performance bond – restricted cash (Note 6)	139,245	132,808

	$ 27,405,610	$ 11,268,010

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 1,275,271	$ 717,164
Due to joint venture (Note 5)	2,013,143	-

Total current liabilities	3,288,414	717,164

Shareholders' equity
Capital stock (Note 8)
Authorized
100,000,000 common shares without par value
Issued and outstanding
50,457,878 common shares (2006 – 40,494,088)	34,635,509	19,964,141
Contributed surplus (Note 8)	3,197,435	2,500,570
Deficit	(13,715,748)	(11,913,865)

	24,117,196	10,550,846

	$ 27,405,610	$ 11,268,010

Nature of operations (Note 1)

Subsequent events (Note 16)

On behalf of the Board:

Signed: “Chet Idziszek”	Director	Signed: “James G. Stewart”	Director
Chet Idziszek		James G. Stewart

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

	Year Ended February 28, 2007	Year Ended February 28, 2006	Year Ended February 28, 2005

EXPENSES
Amortization	$ 3,133	$ 2,593	$ 1,993
Filing and transfer agent fees	52,012	40,164	23,104
Loan interest	-	89,011	-
Office and rent	124,112	140,575	71,490
Office administration recovery (Note 5)	-	(310,172)	-
Professional and consulting fees	223,742	113,399	64,518
Shareholder information	3,112	1,743	4,159
Stock-based compensation (Note 9)	652,789	2,307,214	127,818
Travel and public relations	226,061	100,305	17,695
Wages and benefits	200,137	172,524	33,978

	(1,485,098)	(2,657,356)	(344,755)

OTHER INCOME (EXPENSE)
Interest income	271,912	32,837	14,338
Gain on sale of investments (Note 3)	83,281	-	-
Write-down of investments (Note 3)	(677,888)	-	-
Foreign exchange gain (loss)	5,910	(78,007)	(117,752)

	(316,785)	(45,170)	(103,414)

Loss for the year	(1,801,883)	(2,702,526)	(448,169)

Deficit, beginning of year	(11,913,865)	(9,211,339)	(8,763,170)

Deficit, end of year	$ (13,715,748)	$ (11,913,865)	$ (9,211,339)

Basic and diluted loss per common share	$ (0.04)	$ (0.09)	$ (0.02)

Weighted average number of common shares outstanding	42,853,558	29,511,921	25,383,623

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Year Ended February 28, 2007	Year Ended February 28, 2006	Year Ended February 28, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$ (1,801,883)	$ (2,702,526)	$ (448,169)
Items not affecting cash:
Amortization	3,133	2,593	1,993
Accrued interest on performance bond	(6,437)	(4,043)	(5,110)
Foreign exchange (gain) loss	(5,910)	10,568	18,260
Stock-based compensation	652,789	2,307,214	127,818
Write-down of investments	677,888	-	-
Gain on sale of investments	(83,281)	-	-

Changes in non-cash working capital items:
Increase in receivables	(40,851)	(24,860)	(3,686)
Increase (decrease) in accounts payable and accrued liabilities	59,816	(16,570)	(227,229)

Net cash used in operating activities	(544,736)	(427,624)	(536,123)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	15,729,673	6,851,004	538,927
Share issue costs	(1,014,229)	(152,206)	(1,182)
Due to joint venture	2,013,143	-	-
Proceeds from sale of investments	228,654	-	-
Related party and other loans	-	705,288	625,000

Net cash provided by financing activities	16,957,241	7,404,086	1,162,745

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(7,778,658)	(3,701,255)	(1,323,326)
Recoveries on resource properties	705,560	2,536,069	832,680
Purchase of equipment	(2,176)	(4,454)	(3,002)

Net cash used in investing activities	(7,075,274)	(1,169,640)	(493,648)

Increase in cash	9,337,231	5,806,822	132,974

Cash, beginning of year	6,455,591	648,769	515,795

Cash, end of year	$ 15,792,822	$ 6,455,591	$ 648,769

Supplemental disclosure with respect to cash flows (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

1.

NATURE OF OPERATIONS

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

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries and, on a proportionate basis, the accounts of the Oromin Joint Venture Group Ltd from its formation during the current fiscal year.  The Company’s subsidiaries include Exploraciones Oromin, S.A., which is incorporated under the laws of Argentina, and Sabodala Holding Limited, Irie Isle Limited and Cynthia Holdings Limited, all of which are incorporated under the laws of the British Virgin Islands.

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

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Resource properties

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

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

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

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At February 28, 2007, February 28, 2006 and February 28, 2005, the total number of potentially dilutive shares excluded from loss per share was 15,297,287, 10,477,727, and 4,827,166 respectively.

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

Stock-based compensation

The Company uses the fair value method whereby the Company recognizes compensation costs over the vesting period for the granting of all stock options and direct awards of stock.  Fair value is determined using the Black-Scholes option pricing model.  Any consideration paid by the option holder to purchase shares is credited to capital stock.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

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

Recent accounting pronouncements

CICA Handbook Section 1530:  “Comprehensive Income”, effective for fiscal years beginning on or after October 1, 2006, establishes standards for reporting comprehensive income, defined as a change in value of net assets that is not due to owner activities, by introducing a new requirement to temporarily present certain gains and losses outside of net income.

CICA Handbook Section 3251:  “Equity”, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the presentation of equity and changes in equity during the reporting period.

CICA Handbook Section 3855:  “Financial Instruments – Recognition and Measurement”, effective for fiscal years beginning on or after October 1, 2006, establishes standards for the recognition, classification and measurement of financial instruments including the presentation of any resulting gains or losses.  Assets classified as available-for-sale securities will have revaluation gains and losses included in other comprehensive income until these assets are no longer included on the balance sheet.  At February 28, 2007, the Company had certain investments that would be classified as available-for-sale securities under this standard, and any unrealized gains or losses would be included in comprehensive income.

CICA Handbook Section 1506:  Accounting Changes (“CICA 1506”), effective for fiscal years beginning on or after January 1, 2007, establishes standards and new disclosure requirements for the reporting of changes in accounting policies and estimates and the reporting of error corrections.  CICA 1506 clarifies that a change in accounting policy can be made only if it is a requirement under Canadian GAAP or if it provides reliable and more relevant financial statement information.  Voluntary changes in accounting policies require retrospective application of prior period financial statements, unless the retrospective effects of the changes are impracticable to determine, in which case the retrospective application may be limited to the assets and liabilities of the earliest period practicable, with a corresponding adjustment made to opening retained earnings.

The Company will be required to adopt the above new accounting procedures for its fiscal period beginning March 1, 2007.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

3.

INVESTMENTS

Investments consist of 894,500 (2006 – 1,000,000) shares of Surge Global Energy Inc. (“Surge”) (Note 5 (a)), a publicly traded company, with an original cost of $1,232,567 (2006 – $1,377,940) and a market value of $554,679 (2006 - $2,901,900).  During the fiscal year 2007, 105,500 shares were sold resulting in a net gain of $83,281.  The difference between cost and market value of $677,888 as at February 28, 2007 has been charged to the statement of operations.

4.

EQUIPMENT

	2007			2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Office furniture	$ 6,301	$ 5,805	$ 496	$ 6,301	$ 5,681	$ 620
Computer equipment	20,570	13,859	6,711	18,394	10,850	7,544

	$ 26,871	$ 19,664	$ 7,207	$ 24,695	$ 16,531	$ 8,164

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

5.

RESOURCE PROPERTIES

	2007	2006

Oil and gas properties
Santa Rosa, Argentina	$ 1,065,300	$ 706,376

Mineral properties
Sabodala, Senegal	9,511,957	1,796,462
Carneirinho, Brazil	252,461	44,021

	$ 10,829,718	$ 2,546,859

	Santa Rosa, Argentina	Sabodala, Senegal	Carneirinho, Brazil	Total

Balance, February 28, 2005	$ 445,431	$ 1,134,520	$ 3,957	$ 1,583,908
Acquisition costs	-	-	31,275	31,275
Camp operation	724	755,401	-	756,125
Contractors and geological staff	60,424	1,769,305	1,768	1,831,497
Drilling	-	268,010	-	268,010
Engineering and feasibility	-	-	50	50
Exploration office	-	241,569	-	241,569
Insurance	-	34,645	-	34,645
Land and legal	90,622	70,213	294	161,129
Presumptive minimum tax	55,757	-	-	55,757
Sample analysis	-	223,632	-	223,632
Travel and accommodation	53,418	328,172	6,677	388,267
Cost recovery	-	(3,029,005)	-	(3,029,005)

Balance, February 28, 2006	706,376	1,796,462	44,021	2,546,859
Acquisition costs	-	-	66,667	66,667
Camp operation	171	2,222,055	35,354	2,257,580
Contractors and geological staff	43,077	1,702,978	69,376	1,815,431
Drilling	-	2,056,906	-	2,056,906
Engineering and feasibility	-	74,489	-	74,489
Exploration office	-	106,715	-	106,715
Insurance	-	23,820	-	23,820
Land and legal	153,561	238,159	-	391,720
Presumptive minimum tax	145,842	-	-	145,842
Sample analysis	-	945,873	15,283	961,156
Travel and accommodation	16,273	344,500	21,760	382,533

Balance, February 28, 2007	$ 1,065,300	$ 9,511,957	$ 252,461	$ 10,829,718

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

5.

RESOURCE PROPERTIES (cont’d…)

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

The Company’s exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered.  Upon the successful bid, the Company agreed to incur US$600,000 of exploration expenditures by March 20, 2003 (incurred) as a performance guarantee on the property.  The Company has yet to receive formal title to the Santa Rosa Property and the formal acceptance of its exploration rights by government authorities has yet to occur.  When formal acceptance occurs, the Company will be required to post a minimum US$600,000 performance bond.

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

The agreement has been amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received $832,680 (US$600,000) in payment for a 17.52% effective interest in its Santa Rosa Property.  In addition, as consideration for extending the agreement, Surge, Bible’s parent company and the assignee of Bible’s interests, issued 1,000,000 unregistered common shares at a value of $1,377,940 (Note 3) to Irie Isle Limited (“Irie”).  Cynthia is a subsidiary of Irie.  During the year ended February 28, 2005, Cynthia issued 212,415 common shares to Surge, representing the 17.52% effective interest in the Property.  Surge has elected not to acquire any further interest in the Santa Rosa Property.

A director of the Company served as a director of Surge from August 2002 until April 2007.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

5.

RESOURCE PROPERTIES (cont’d…)

a)

Santa Rosa, Argentina (cont’d…)

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Ottoman Energy Ltd. (“Ottoman”) whereby Ottoman can acquire up to a 41.24% interest in the Santa Rosa Property by spending up to  US$2,297,381 on exploration and development of the Santa Rosa Property.  The LOI is subject to a number of conditions that must be fulfilled or waived by December 31, 2007, as amended, including completion of legal and financial due diligence to Ottoman’s satisfaction, issuance of formal title to the Santa Rosa Property and the settlement and execution of a joint venture agreement respecting the Santa Rosa Property.

b)

Sabodala, Senegal

In October 2004, the Company was awarded an exploration concession in Senegal known as the Sabodala Project. The exploration concession grants the Company the sole right to acquire a 100% interest in the Sabodala Project.    The Sabodala Project is held by Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), a company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia. The Company provides exploration and management services to OJVG.  In order to acquire its interest in the Sabodala Property, OJVG was obliged to spend at least US$8 million on exploration of the Sabodala Property by April 17, 2007. This condition was met in October 2006.

OJVG was incorporated in August 2006 in anticipation of the completion of the US$8 million expenditure obligation, and in December 2006, SHL, Bendon and  Badr completed a shareholders agreement governing the conduct of OJVG and the Sabodala Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon  provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million.  During the year ended February 28, 2006, the Company incurred exploration and general and administrative costs as project manager and have recovered $3,329,267 (US$2.8 million) from Bendon of which $705,560 (US$620,000) was received subsequent to February 28, 2006.  Part of the recovery includes $310,172 representing reimbursement for general and administrative expenses.  The Company also received reimbursement for initial due diligence costs of $228,946, of which $219,036 was recovered in the 2005 fiscal year.  Following the completion of the US$8 million obligation which occurred in October 2006, SHL and Bendon are required to fund further exploration and related costs of the Sabodala Project equally; Badr has a free carried interest through the commencement of production.  As at February 28, 2007 Bendon had  made excess contributions of $2,013,143.  This amount has been advanced to the Company, in its capacity as operator for the OJVG, and has been recorded as an amount due to the joint venture.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

5.

RESOURCE PROPERTIES (cont’d…)

b)

Sabodala, Senegal (cont’d…)

The Company’s interest in the OJVG is summarized as follows:

2007

ASSETS

Resource properties	$ 9,511,957

LIABILITIES

Current liabilities	$ 1,057,005

SHAREHOLDERS’ EQUITY	8,454,952

$ 9,511,957

Cash flows provided by (used in):
Operating activities	$ -
Financing activities	2,169,026
Investing activities	$ (2,169,026)

The Company’s share of OJVG’s loss for the year ended February 28, 2007 was $Nil.

c)

Carneirinho, Brazil

During the year ended February 28, 2005, the Company and Lund Gold Ltd. (“Lund”),  a company related by way of common directors, were granted an option to jointly acquire a 100% interest in the Carneirinho gold property in north-central Brazil.  The option is structured as a two-stage option with the companies jointly acquiring a 50% interest at each stage.  In order to exercise the first option, the agreement required joint payments to  the vendor of US$50,000 by April 30, 2005 (paid), US $100,000 by April 30, 2006 (paid), US $200,000 by April 30, 2007 (paid subsequent to February 28, 2007) and a total of US$1,400,000 by April 30, 2009.  Subsequent to February 28, 2007 the Company agreed to sell all its interest in the Carneirinho property to Lund.  In consideration, Lund issued  1,197,906 shares to the Company.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

6.

PERFORMANCE BOND – RESTRICTED CASH

The Company has a bond held at a bank in Argentina with a face value of US$119,013 (2006 – US$116,703) maturing on August 3, 2012.  The bond bears interest at the six month LIBOR rate which is payable semi-annually.  The bond was required to secure the Santa Rosa property bid in Argentina (Note 5 (a)).

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

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized
100,000,000 common shares without par value

Issued
Balance as at February 29, 2004	21,195,308	$ 11,010,280	$ 122,568
For cash pursuant to private placement (a)	3,000,000	448,818	-
For cash on exercise of warrants	2,781,817	417,727	-
For cash on exercise of stock options	6,000	1,200	-
Stock-based compensation	-	-	127,818

Balance as at February 28, 2005	26,983,125	11,878,025	250,386
For cash pursuant to private placement (b)	7,132,393	5,910,328	-
For cash on exercise of warrants	2,200,507	494,091	-
For cash on exercise of stock options	1,162,530	294,379	-
Transfer from contributed surplus on exercise of stock options	-	65,635	(65,635)
Loan conversions (Note 7)	3,090,531	1,330,288	-
Escrow shares cancelled	(74,998)	(8,605)	8,605
Stock-based compensation	-	-	2,307,214

Balance as at February 28, 2006	40,494,088	19,964,141	2,500,570
For cash pursuant to private placement (c)	9,091,500	13,609,604	-
Broker compensation warrants	-	-	377,142
For cash on exercise of warrants	135,290	162,348	-
For cash on exercise of stock options	737,000	566,350	-
Transfer from contributed surplus on exercise of stock options	-	333,066	(333,066)
Stock-based compensation	-	-	652,789

Balance as at February 28, 2007	50,457,878	$ 34,635,509	$ 3,197,435

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

8.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

a)

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

b)

In January and February 2006, the Company closed a non-brokered private placement of 7,132,393 units at a price of $0.85 per unit for proceeds of $5,910,328, (net of share issue costs of $152,206).  Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share at a price of $1.20 per share until January 16, 2008 for 625,020 warrants, until January 20, 2008 for 882,353 warrants and until February 1, 2008 for 2,058,823 warrants.  Of the warrants issued pursuant to this private placement, 135,290 were exercised during the year ended February 28, 2007 and the remaining 3,430,906 warrants were exercised subsequent to February 28, 2007 (Note 16).

c)

In December 2006, the Company closed a non-brokered private placement of 3,030,500 units and a brokered private placement of 6,061,000 units, all at a price of $1.65 per unit for proceeds of $13,609,604 (net of share issue costs of $1,391,371).  Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share at a price of $2.20 per share until December 7, 2008.  The warrants are subject to forced conversion provisions whereby after April 7, 2007 if the closing trading price of the Company’s shares exceeds $3.40 for twenty consecutive trading days, the Company may provide notice that the warrants will expire within 21 days following such notice. The Company also issued 606,100 broker compensation warrants with a value of $377,142. Each broker warrant can be exercised for one common share at $1.65 per share until December 7, 2008. The assumptions used for the Black-Scholes valuation of the broker warrants were: a risk-free interest rate 3.79% , an expected life of two years, a dividend rate of 0% and an annualized volatility of 64.69%.

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

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

9.

STOCK OPTIONS (cont’d….)

Stock option transactions are summarized as follows:

	2007		2006		2005
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Balance, beginning of year	3,821,000	$ 1.03	2,563,530	$ 0.25	2,118,749	$ 0.24
Granted	540,000	2.00	2,420,000	1.49	595,781	0.27
Exercised	(737,000)	0.77	(1,162,530)	0.25	(6,000)	0.20
Expired	-	-	-	-	(145,000)	0.20
Cancelled	-	-	-	-	-	-

Balance, end of year	3,624,000	$ 1.23	3,821,000	$ 1.03	2,563,530	$ 0.25

The weighted average fair value of stock options granted during the current year was $1.21 (2006 - $0.95; 2005 - $0.21) per option.

The total fair value of stock options granted during the current year was $652,789 (2006 - $2,307,214; 2005 - $127,818), which has been recorded in the results of operations.

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the years:

	2007	2006	2005
Risk-free interest rate	4.0 – 4.4%	3.3 – 4.1%	3.5 – 3.91%
Expected life	2 to 5 years	1 to 5 years	5 years
Annualized volatility	62 – 79%	71 – 99%	111%
Dividend rate	0%	0%	0%

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

9.

STOCK OPTIONS (cont’d….)

As at February 28, 2007, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date

$ 1.77	100,000	July 1, 2008
0.16	50,000	December 1, 2008
0.25	620,000	January 22, 2009
0.25	240,000	March 3, 2009
0.30	150,000	October 29, 2009
0.40	75,000	June 1, 2010
0.35	89,000	July 12, 2010
0.70	300,000	September 15, 2010
0.80	100,000	November 22, 2010
1.90	1,660,000	February 15, 2011
2.02	70,000	April 21, 2011
2.13	100,000	May 4, 2011
2.04	70,000	January 9, 2012

	3,624,000

10.

WARRANTS

Share purchase warrant transactions are summarized as follows:

	2007		2006		2005
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Balance, beginning of year	6,656,727	$ 1.00	2,263,636	$ 0.22	3,545,454	$ 0.15
Issued	5,151,850	2.14	6,656,727	1.00	1,499,999	0.25
Exercised	(135,290)	1.20	(2,200,507)	0.22	(2,781,817)	0.15
Expired	-	-	(63,129)	0.18	-	-

Balance, end of year	11,673,287	$ 1.41	6,656,727	$ 1.00	2,263,636	$ 0.22

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

10.

WARRANTS (cont’d…)

As at February 28, 2007, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

1,701,644	$ 0.43	November 15, 2007
489,730	1.20	January 16, 2008
882,353	1.20	January 20, 2008
2,058,823	1.20	February 1, 2008
1,388,887	0.45	February 1, 2008
4,545,750	2.20	December 7, 2008*
606,100	1.65	December 7, 2008

11,673,287

* These warrants are subject to forced conversion provisions as outlined in Note 8(c).

11.

RELATED PARTY TRANSACTIONS

The Company incurred costs with directors and companies related by directors in common as follows:

	2007	2006	2005

Rent	$ 50,920	$ 51,031	$ 31,236
Professional and consulting fees	350,965	243,208	162,708
Wages and benefits	144,813	138,000	138,000

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Additional related party transactions are disclosed in Notes 5(a), 5(c) and 7(a).

Included in accounts payable and accrued liabilities at February 28, 2007 is $47,683 (February 28, 2006 - $47,024) due to directors and companies with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

12.

FINANCIAL INSTRUMENTS

a)

Fair value

The Company's financial instruments consist of cash, receivables, investments, performance bond, accounts payable, accrued liabilities and amounts due to joint venture.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.  The fair value of these financial instruments approximates their carrying values, unless otherwise noted.  To limit its credit risk exposure in excess of federally insured amounts, the Company places its deposits with financial institutions with high credit standing.

b)

Financial risk

Financial risk is the risk arising from fluctuations in interest rates and changes in foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

13.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2007	2006	2005

Loss for the year	$ (1,801,883)	$ (2,702,526)	$ (448,169)

Expected income tax recovery	$ 644,840	$ 1,034,716	$ 159,548
Permanent and other differences	(547,324)	(941,644)	(19,070)
Differences in foreign tax rates	-	(13,057)	-
Losses for which no tax benefit has been recognised	(97,516)	(80,015)	(140,478)

	$ -	$ -	$ -

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

13.

INCOME TAXES (cont’d…)

The significant components of the Company’s future income tax assets are as follows:

	2007	2006

Future income tax assets
Resource properties and equipment	$ 1,809,963	$ 1,927,141
Non-capital loss carry-forwards	516,486	549,519
Share issue costs	280,022	44,219

	2,606,471	2,520,879

Less: valuation allowance	(2,606,471)	(2,520,879)

	$ -	$ -

The Company has non-capital losses of approximately $1,218,000 available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire beginning in 2027.  The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and other future tax assets have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

14.

SEGMENT INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s equipment and resource properties are located in the following geographic areas:

	2007	2006

Argentina	$ 1,065,300	$ 706,376
Brazil	252,461	44,021
Senegal	9,511,957	1,796,462
Canada	7,207	8,164

	$ 10,836,925	$ 2,555,023

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

15.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2007	2006	2005

Non-cash operating activities
Accounts payable incurred for resource property expenditures	$ 1,168,252	$ 669,961	$ 379,260
Receivables – recovery of resource property expenditures	-	(705,560)	(219,036)

	$ 1,168,252	$ (35,599)	$ 160,224

Non-cash financing activities
Related party and other loans settled with stock	$ -	$ (1,330,288)	$ -
Shares issued in conversion of related party and other loans	-	1,330,288	-
Exercise of stock options	(333,066)	(65,635)	-
Contributed surplus allocated to capital stock on exercise of
stock options	333,066	65,635	-
Broker compensation warrants	377,142
Contributed surplus arising from broker compensation warrants	(377,142)
Cancellation of escrow shares	-	(8,605)	-
Contributed surplus on cancellation of escrow shares	-	8,605	-
Shares issued on share subscriptions from prior year	-	-	330,000
Share subscriptions	-	-	(330,000)

	$ -	$ -	$ -

Non-cash investing activities
Resource property expenditures incurred through accounts
payable	$ (1,168,252)	$ (669,961)	$ (379,260)
Resource property expenditure recovery in receivables	-	705,560	219,036
Sale of partial interest in Argentina project for investments	-	-	1,377,940
Investments received in exchange for sale of partial
interest in Argentina project	-	-	(1,377,940)

	$ (1,168,252)	$ 35,599	$ (160,224)

Interest paid during the year	$ -	$ 89,011	$ -
Income taxes paid during the year	-	-	-

16.

SUBSEQUENT EVENTS

The following events occurred subsequent to February 28, 2007:

a)

The Company sold its interest in the Carneirinho project as described in Note 5(c).

b)

The Company received cash proceeds of $4,282,142 upon the exercise of 3,517,606 share purchase warrants at prices ranging from $1.20 to $2.20.

c)

The Company received cash proceeds of $53,000 upon the exercise of  200,000 stock options at prices ranging from $0.16 to $0.30 per share and granted a total of 485,000 stock options at prices ranging from $2.60 to $2.91 per share. These options granted have terms ranging from two years to five years.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2007

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

Loss for the year

	2007	2006	2005

Loss for the year - Canadian GAAP	$ (1,801,883)	$ (2,702,526)	$ (448,169)
Exploration expenditures expensed under U.S. GAAP (a)	(7,857,268)	(670,731)	(1,138,477)
Compensation recovery (expense) (c)	-	87,938	(27,000)

Loss for the year - U.S. GAAP	(9,659,151)	(3,285,319)	(1,613,646)
Holding gains (losses) on investments (d)	(1,669,333)	(1,469,570)	2,993,530

Comprehensive income (loss) - U.S. GAAP	$ (11,328,484)	$ (4,754,889)	$ 1,379,884

Basic and diluted income (loss) per share - U.S. GAAP	$ (0.23)	$ (0.11)	$ (0.06)

Investments

	2007	2006

Investments - Canadian GAAP	$ 554,679	$ 1,377,940

Holding gains on investments	-	1,523,960

Investments - U.S. GAAP	$ 554,679	$ 2,901,900

OROMIN EXPLORATIONS LTD.

 (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FEBRUARY 28, 2007

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d ...)

Resource properties

	2007	2006

Resource properties – Canadian GAAP	$ 10,829,718	$ 2,546,859
Cumulative exploration expenditures expensed (a)	(9,666,476)	(1,809,208)

Resource properties - U.S. GAAP	$ 1,163,242	$ 737,651

Shareholders’ equity

	2007	2006

Shareholders’ equity – Canadian GAAP	$ 24,117,196	$ 10,550,846

Cumulative exploration expenditures expensed (a)	(9,666,476)	(1,809,208)
Compensation recovery (c)	-	87,938
Paid-in capital	-	(87,938)
Holding gains on investments (d)	-	1,523,960

Shareholders’ equity - U.S. GAAP	$ 14,450,720	$ 10,265,598

Cash flows

	2007	2006	2005

Cash flows from operating activities
Per Canadian GAAP	$ (544,736)	$ (427,624)	$ (536,123)
Expenditures on resource properties	(6,647,507)	(889,536)	(1,191,515)

Per U.S. GAAP	$ (7,192,423)	$ (1,317,160)	$ (1,727,638)

Cash flows from investing activities
Per Canadian GAAP	$ (7,075,274)	$ (1,169,640)	$ (493,648)
Expenditures on resource properties	6,647,507	889,536	1,191,515

Per U.S. GAAP	$ (427,767)	$ (280,104)	$ 697,867

OROMIN EXPLORATIONS LTD.

 (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FEBRUARY 28, 2007

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

a)

Resource properties

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties, and accordingly, there are no significant measurement differences with U.S. GAAP.

Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company capitalizes acquisition costs and expenses as incurred exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values.

Effective for reporting periods beginning after April 29, 2004, the Company has adopted the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concluded that mineral rights are tangible assets.  Accordingly, effective for the fiscal years ended February 28, 2007 and 2006, the Company capitalizes costs related to the acquisition of mineral rights.

b)

Stock-based compensation

Effective March 1, 2006, the Company adopted SFAS No. 123 (revised), “Share-Based Payment” (“SFAS 123(R)”), utilizing the modified prospective approach. The impact of adopting this standard did not materially affect the Company’s financial position, results of operations or cash flows because the Company previously adopted the fair value based method of accounting for stock options prescribed by SFAS 123, “Accounting for Stock-Based Compensation”.

Under SFAS 123 the Company used the fair value based method of accounting for stock-based employee compensation. The Company’s results for the year ended February 28, 2007 were not significantly affected as a result of adopting SFAS 123(R) on March 1, 2006.

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2.  Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended February 28, 2007, 2006 and  2005.

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

FEBRUARY 28, 2007

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

c)

Compensation expense for escrow shares (cont’d…)

During the year ended February 28, 2006, the Company cancelled all escrow shares. Accordingly, compensation expense recognized in previous periods was reversed in fiscal 2006 under U.S. GAAP.

d)

Investments

Under Canadian GAAP, the investments held by the Company are recorded at the lower of cost and net realizable value. Under U.S. GAAP, these investments are classified as “available-for-sale” securities and recorded at market value. The accumulated difference between cost and market value is recorded as part of comprehensive income.

e)

Convertible notes

Under Canadian GAAP, upon issuance of the convertible notes, the net proceeds received are allocated between the liability and equity components of the notes.  The liability portion of the convertible notes is calculated by determining the carrying amount of the convertible notes by discounting the stream of future payments of principal at the prevailing market rate for a similar liability that does not have an associated equity component.  For Canadian GAAP purposes, for the years ended February 28, 2006 and 2005, no amount was allocated to the equity component for convertible loans issued.

Under U.S. GAAP, on issuance, the convertible notes would be recorded as a liability and then reclassified as equity only upon conversion. Further, under U.S. GAAP, the beneficial conversion feature represented by the excess of the fair value of the shares issuable on conversion of the notes, measured on the commitment date, over the amount of the proceeds to be allocated to the common shares upon conversion, would be allocated to additional paid in capital. This results in a discount on the note that is accreted as additional interest expense over the term of the note and any unamortized balance is expensed immediately upon conversion of the note. For U.S. GAAP purposes, for the years ended February 28, 2006 and 2005, the Company was not required to record a beneficial conversion feature on the convertible notes, as the fair value of the shares issuable on conversion of the notes did not exceed the amount of the proceeds to be allocated to the common shares upon conversion.

f)

Joint ventures

Under Canadian GAAP, investments in jointly-controlled entities are permitted to be accounted for using the proportionate consolidation method. Under U.S. GAAP, investments in jointly-controlled entities are accounted for using the equity method. Although there are material differences between these accounting methods, the Company relies on an accommodation of the United States Securities and Exchange Commission (“SEC”) permitting the Company to exclude the disclosure of such differences, which affect only the display and classification of the financial statement items excluding shareholders’ equity and net income.

OROMIN EXPLORATIONS LTD.

 (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FEBRUARY 28, 2007

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

g)

Recent accounting pronouncements

In July 2006, FASB issued Financial Instrument No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), which is a change in accounting for income taxes.  FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured and derecognized in financial statements; require certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions.  FIN 48 is effective for fiscal years beginning after December 15, 2006.

In September 2006, FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.”  Among other requirements, SFAS 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities.  SFAS 157 is effective for fiscal years beginning after November 15, 2007.

The adoption of these new pronouncements is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

SHAREHOLDERS AGREEMENT

THIS AGREEMENT is dated for reference the 18th day of December, 2006.

BETWEEN:

OROMIN JOINT VENTURE GROUP LTD., a company incorporated under the laws of the British Virgin Islands having its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, British Virgin Islands

(the “Company”)

OF THE FIRST PART

AND:

BADR INVESTMENT & FINANCE COMPANY, a company incorporated under the laws of Panama having an office at P.O. Box 9966, Jeddah 21413, Kingdom of Saudi Arabia

(“Badr”)

OF THE SECOND PART

AND:

BENDON INTERNATIONAL LTD., a company incorporated under the laws of the British Virgin Islands having its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, British Virgin Islands

(“Bendon”)

OF THE THIRD PART

AND:

SABODALA HOLDING LIMITED, a company incorporated under the laws of the British Virgin Islands having its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, British Virgin Islands

(“Sabodala”)

OF THE FOURTH PART

WHEREAS:

45831571.5

A.

Oromin Explorations Ltd., the one hundred percent (100%) owner of Sabodala, representing itself, Badr and Bendon, has been awarded the Mining Convention governing the exploration concession for the Property;

B.

To date, Oromin Explorations Ltd., Badr and Bendon have operated as a joint venture to carry out the exploration and development of the Property and now desire to transfer their respective interests in the Property to the Company and to enter into a definitive agreement respecting their joint ownership of the Property, the governance of the Company and the undertaking of Operations and their respective rights and obligations in respect thereof on the terms and conditions hereinafter set forth.  Oromin Explorations Ltd. will hereafter own its interest in the Company and the Property through Sabodala;

NOW THEREFORE THIS AGREEMENT WITNESSES in consideration of the mutual promises contained in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1.

INTERPRETATION

1.1

In this Agreement, including the Recitals and Schedules, the following words, phrases and expressions shall have the following meanings:

(a)

“Accounting Procedure” means the procedure attached to this Agreement as Schedule ”C” hereto;

(b)

“Act” means the BVI Business Companies Act, 2004, as amended from time to time;

(c)

“Affiliate” means, with respect to any Person, any other Person (including directors and officers of such Person) directly or indirectly Controlling, Controlled by or under direct or indirect common Control with such Person;

(d)

“Agreement” means this agreement as amended, supplemented or modified from time to time;

(e)

“Approval Date” means the date on which the Shareholders approve a Work Plan and Budget or other item or activity that requires Shareholder approval;

(f)

“Assets” means all tangible and intangible goods, chattels, improvements or other items including, without limiting the generality of the foregoing, land, buildings, and equipment, excluding the Property, acquired for or made to the Property under this Agreement [or the cost of which is included in Prior Exploration Costs];

(g)

“Auditors” means such firm of chartered accountants as may be appointed by the Company from time to time;

45831571.5	2

(h)

“Budget” means a detailed estimate of all Costs proposed to be incurred for any Operations during a Budget Year (or Semi-Annual Period, in respect of Exploration Operations);

(i)

“Budget Year” means January 1 to December 31;

(j)

“Business Day” means a day on which commercial banks are ordinarily open for the transaction of commercial business in New York; provided that for the purposes of any transfer of funds by any Party hereto, “Business Day” means a day on which commercial banks are ordinarily open for the transaction of commercial business in Canada and the United Kingdom;

(k)

“By-laws” means the Articles of Association of the Company, attached hereto as Schedule “B”;

(l)

“Charge” means any lien, mortgage, charge encumbrance or other security of whatsoever description over a Percentage Interest or over any Party’s Proportionate Share of Products or proceeds of sale thereof;

(m)

“Chargee” means any person having the benefit of a Charge;

(n)

“Commercial Production” means the operation of the Property as a producing mine and the production of mineral products therefrom (excluding bulk sampling, pilot plant or test operations); Commercial Production will be deemed to have commenced on the first day of the month following the first sixty (60) day period during which ore is processed at an average rate of not less than twenty-five percent (25%) of the Mine’s initial rated capacity;

(o)

“Compete” has the meaning ascribed to such term in Section 17.1(b)(iv) hereof;

(p)

“Completion Date” means the date on which the Mine is deemed to have commenced Commercial Production;

(q)

“Construction” means every kind of work carried out pursuant to Development Operations during the Construction Period by the Operator in accordance with a Feasibility Report approved by the Shareholders;

(r)

“Construction Period” means, unless the Production Notice is subsequently withdrawn, the period beginning on the date a Production Notice is given and ending on the Completion Date;

(s)

“Control” means, as to any Person:

(i)

the ability, directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of any other Person through:

A.

the legal or beneficial ownership of voting securities;

45831571.5	3

B.

the right to appoint managers, directors or corporate management; or

C.

contract, operating agreement, voting trust or otherwise; or

(ii)

the possession of no less than twenty percent (20%) of the total and voting share capital of or other ownership interests in such other Person, directly or indirectly;

(t)

“Costs” means all costs, expenses, charges and liabilities incurred or to be incurred by the Parties in connection with a Work Plan and Budget providing for Operations (but, which, for the avoidance of doubt, shall not include the amount in which Operator shall be reimbursed for administration expenses);

(u)

“Cross Charge” means a deed of charge in the form attached to this Agreement as Schedule ”D” hereto, creating in favour of the other Parties a first ranking charge upon a Party’s Percentage Interest including, without limiting the generality of the foregoing, a charge over its Proportionate Share of Products, the proceeds of the sale thereof and its interest in all contracts for the sale of its Proportionate Share of Products;

(v)

“Data” means all data and information relating to Operations, wherever located or maintained, including but not limited to, all logs and drill hole records, maps showing the location of all drill holes, all land surveys, all analytical and interpretation data and information, all geological and geophysical records, all reserve and feasibility studies and all other similar records of whatever nature and kind;

(w)

“Defaulting Party” has the meaning ascribed to such term in Section 15.5 hereof;

(x)

“Development Costs” means all costs, expenses, charges and liabilities incurred or to be incurred by the Parties in connection with a Work Plan and Budget providing for Development Operations including:

(i)

the Overhead Charge;

(ii)

working capital which the Shareholders deem sufficient to ensure continuity of Production Operations, at the ore production rate no lower than that achieved during the period in which Commercial Production was achieved, until such time as revenues calculated on the basis of the greater of metal prices actually realised and metal prices projected in a Feasibility Report approved under Article  8 are sufficient to meet cash costs of Production Operations; and

(iii)

for further certainty, any expenditures to defray budget overruns for the Development Operations Work Plan and Budget;

45831571.5	4

(y)

“Development Operations” means all activity or work involved in the construction, erection, installation and commissioning of a Mine on the Property and all associated facilities in accordance with a Feasibility Report until Commercial Production has been achieved and thereafter any expansion of the rate of ore production from the Mine that was contemplated by that Feasibility Report; for greater certainty, such work may include non-exploration related infrastructure activities such as surveying, mapping, drilling, road construction, power generation and distribution, soil testing, engineering design, cost analysis, preparation of environmental impact statements or studies, environmental permitting activities, overburden stripping and pilot testing programs;

(z)

“Development Plan” means a Work Plan and Budget relating to Development Operations;

(aa)

“Distributable Cash” means all cash flow from Production Operations after expenses, fees, provision for taxes, debt service, adequate working capital, sustaining capital, reclamation costs and contingencies in such amount or on such basis as the Shareholders may from time to time determine;

(bb)

“Effective Date” means the date on which the Parties have entered into all of the following:

(i)

this Agreement;

(ii)

the Share Purchase Agreements providing for the sale by Whitestone Capital Services Ltd. and the purchase by each of Badr, Bendon and Sabodala of the Shares comprising Badr’s, Bendon’s and Sabodala’s respective Initial Percentage Interests; and

(iii)

the Deeds of transfer providing for the transfer to the Company by each of Badr, Bendon and Sabodala of all of its right, title and interest in the Property;

(cc)

“Exploration Costs” means all costs, expenses, charges and liabilities incurred or to be incurred by the Parties in connection with a Work Plan and Budget providing for Exploration Operations, including the Overhead Charge;

(dd)

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

45831571.5	5

(ii)

all activity or work involved in delineating and testing an ore body or deposit of Minerals within the Property, together with all work required for the preparation of Feasibility Reports;

(ee)

“Exploration Period” means the period beginning on the Effective Date and ending on the date an effective Production Notice is given;

(ff)

“Feasibility Report” means that document or those documents consisting of a Development Plan, reports, estimates, studies and comprehensive financial analyses prepared pursuant to this Agreement to examine the feasibility of bringing into Commercial Production any Mineral deposit on the Property and establishing and operating a Mine (and includes a Non-Operator’s Feasibility Report) in such form and of such a standard as may be required by the Shareholders and as would allow banking or other financial institutions familiar with the mining business to make a decision to loan funds on reasonable commercial terms sufficient to construct the Mine with security based solely on the reserves and Mine described in the Feasibility Study;

(gg)

“Government” means the government of the République du Sénégal and includes any minister, department, office, commission, delegate, instrumentality, agency, board, authority, organ or subdivision thereof in any such case having jurisdiction over the Property or the Company;

(hh)

“Initial Percentage Interest” means, with respect to Badr, Bendon and Sabodala on the Effective Date, a Percentage Interest of thirteen percent (13%), forty-three and one half of one percent (43.5%) and forty-three and one-half of one percent (43.5%), respectively;

(ii)

“Interest” means simple interest in respect of a principal amount at an annual rate equal to the Prime Rate plus five percent (5%) per annum calculated daily from the date of advance of the principal amount to the date of repayment;

(jj)

“Memorandum” means the Memorandum of Association of the Company, attached hereto as Schedule ”A”;

(kk)

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

45831571.5	6

(ii)

mills, leaching facilities and other facilities for the treatment, removal, extraction, production, concentrating, beneficiation, processing, storage, and disposal of Minerals and waste, including tailings;

(iii)

fixtures, buildings, facilities and improvements for mining, processing, handling and transporting Minerals, waste and materials; and

(iv)

housing, offices, roads, airstrips, power lines, power generation facilities, port facilities, evaporation and drying facilities, pipelines, railroads, infrastructure related to the foregoing;

and other facilities for any of the foregoing purposes;

(ll)

“Minerals” means all metallic minerals and mineral substances of every nature and kind that are permitted to be extracted from the Property pursuant to the Mining Convention or any subsequent exploitation or concession agreement, including without limitation ores, concentrates, precipitates, beneficiated products and solutions containing such Minerals and all forms in which Minerals may be found, extracted or produced, as well as any by-products thereof having present or known future commercial value;

(mm)

“Mining Convention” means that certain mining convention governing the Property, a copy of which is attached hereto as Schedule ”E”;

(nn)

“Notice” includes all notices, consents, requests, waivers, demands, directions or other communications by a Party to another Party permitted or required by this Agreement;

(oo)

“Operating Account” has the meaning given in the Accounting Procedure;

(pp)

“Operating Plan” means a Work Plan and Budget relating to Production Operations as more particularly described in Section 6.6;

(qq)

“Operations” means any of Exploration Operations, Development Operations and Production Operations undertaken and conducted pursuant to approved Work Plans and Budgets;

(rr)

“Operator” means that person appointed pursuant to Article 5;

(ss)

“Overhead Charge” means the charge contemplated in Article 11;

(tt)

“Party” or “Parties” means the parties to this Agreement which from time to time hold a Percentage Interest and their respective successors and permitted assigns which become parties pursuant to this Agreement;

(uu)

“Percentage Interest” means the percentage ownership of any Person of all the voting rights attaching to such Person’s Shares;

45831571.5	7

(vv)

“Person” means any natural person or any company, partnership, joint venture, firm, corporation, trust, enterprise, unincorporated organization or other body or any other entity, whether acting in an individual, fiduciary or any other capacity;

(ww)

“Prime Rate” means, at any particular time, the annual rate of interest announced from time to time by the Chase Manhattan Bank, Main Branch, New York City, New York (or any successor bank to it) as the reference rate then in effect for determining floating rates of interest on United States dollar loans made in the United States and as to which from time to time a certificate of an officer of such bank shall be conclusive evidence;

(xx)

“Prior Exploration Costs” means the initial eight million Dollars ($8,000,000) contributed by Bendon and Sabodala (or by Oromin Explorations Ltd. on behalf of Sabodala) for Exploration Operations prior to the Effective Date;

(yy)

“Production Costs” means all costs, expenses, charges and liabilities incurred or to be incurred by the Parties, including the Overhead Charge, in order to maintain and operate one or more Mines on or in respect of the Property or to otherwise continue Production Operations after one or more Mines have reached Commercial Production, and for greater certainty, shall include all capital costs for Production Operations other than any costs of expansion of the rate of production from Mines contemplated by an approved Feasibility Report and accordingly included in Development Costs;

(zz)

“Production Notice” means a notice which is given to each of the Parties pursuant to Section 9.2;

(aaa)

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

(bbb)

“Products” means Minerals at their highest state of beneficiation on the Property;

(ccc)

“Program” means a Work Plan and Budget for Operations prepared by the Operator and submitted to the Shareholders for approval;

(ddd)

“Property” means the mineral property described in the Mining Convention, all information obtained from Operations and those rights and benefits appurtenant to the Property that are acquired for the purpose of conducting Operations; a reference to Property shall include a reference to any portion thereof;

45831571.5	8

(eee)

“Proportionate Share” means that share which is equal to a Person’s Percentage Interest;

(fff)

“Reserved Matter” means any of the activities listed in Section 4.6 hereof;

(ggg)

“Resolution of Directors” means either:

(i)

a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a Simple Majority of the directors present at the meeting who voted; or

(ii)

a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be;

(hhh)

“Resolution of Shareholders” means either:

(i)

a resolution approved at a duly convened and constituted meeting of the Shareholders of the Company by the affirmative vote of a Simple Majority, or, in the case of any Reserved Matter, the affirmative vote of eighty percent (80%), of the total Shares entitled to vote thereon; or

(ii)

a resolution consented to in writing by a Simple Majority, or eighty percent (80%), as the case may be, of the votes of the total Shares entitled to vote thereon;

(iii)

“Semi-Annual Period” means a six month period beginning either January 1 or July 1, as the case may be;

(jjj)

“Share of Minerals” means each Party’s Proportionate Share of Minerals;

(kkk)

“Share” means a share issued or to be issued by the Company;

(lll)

“Shareholder” means a Person whose name is entered in the register of members of the Company as the holder of Shares;

(mmm)

 “Simple Majority” means any number greater than fifty percent (50%);

(nnn)

“Subordinated Loan” means each advance made by a Party or any Affiliate of a Party to the Company, which:

(i)

is subordinated in right of payment and security (if applicable) to any Third Party Development Debt;

(ii)

if incurred otherwise than to fund Exploration Costs, may be secured;

(iii)

if incurred otherwise than to fund Exploration Costs, shall bear interest at the rate of Interest, compounded annually; and

45831571.5	9

(iv)

if incurred to fund Exploration Costs, shall be unsecured and bear simple interest at the rate of Interest;

(ooo)

“Third Party Development Debt” means indebtedness incurred by the Company for the financing or refinancing of Development Operations or Production Operations from a financial institution that is not an Affiliate; and

(ppp)

“Work Plan” means a detailed written plan for Operations to be conducted during a Budget Year (or Semi-Annual Period, in respect of Exploration Operations) and adopted by the Shareholders.

1.2

In this Agreement including the recitals unless the contrary intention appears:

(a)

words denoting the singular include the plural and vice versa;

(b)

a reference to any one of an individual, corporation, partnership, joint venture, association, authority, trust or government includes (as the context requires) any other of them;

(c)

the table of contents and headings are for convenience only and do not affect interpretation;

(d)

a reference to any instrument (such as a deed, agreement or document) is to that instrument (or, if required by the context, to a part of it) as amended, novated, substituted or supplemented at any time and from time to time;

(e)

a reference to a Party is a reference to a Party to this Agreement and includes that Party’s executors, administrators, successors and permitted assigns;

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

45831571.5	10

(k)

the word “including” and similar expressions are not and must not be treated as words of limitation; and

(l)

the Schedules form part of this Agreement.

1.3

When calculating a Party’s Percentage Interest, the Costs of a Party shall include any deemed Costs attributed to such Party pursuant to this Agreement (after reduction for costs attributed to Badr) and, in the case of Badr, its Costs shall be deemed to be that number which is equal to thirteen percent (13%) of the aggregate of all of the Costs of all Parties.

2.

SCOPE OF THIS AGREEMENT

2.1

Except as expressly provided in this Agreement, including Articles 17 and 26, each Party shall have the right independently to engage in and receive full benefits from business activities, whether or not competitive with the Company, without consulting any other Party; provided, however, that so long as Sabodala is affiliated with the Operator, Sabodala shall not engage (and shall ensure that the Operator does not engage) in other activities which would interfere with the ability of the Operator to devote a sufficient amount of its time and resources to the Property in order to fulfill its obligations to the best of its ability.  Subject to Articles 17 and 26, the doctrines of “corporate opportunity” or “business opportunity” shall not be applied to any other activity, venture or operation of any Party and no Party shall have any obligation to another Party with respect to any opportunity to acquire any assets outside of the perimeter of the Property.  Unless otherwise agreed in writing, no Party shall have any obligation to mill, beneficiate or otherwise treat any Minerals or any other Party’s share of Minerals in any facility owned or controlled by such Party.

3.

REPRESENTATIONS AND WARRANTIES

3.1

Each of Badr, Bendon and Sabodala represents and warrants to the others that:

(a)

it is a corporation duly incorporated and validly subsisting and in good standing with respect to the filing of annual reports and other documents as required under the laws of its jurisdiction of incorporation;

(b)

it has the power, capacity and authority to enter into and perform its obligations under this Agreement and all transactions contemplated herein and to take all actions required of it under this Agreement, and all corporate and other actions required to authorise it to enter into and perform this Agreement have been properly taken;

(c)

no consent, approval, authorisation, order, registration, notification or qualification of or with any court, government, agency, stock exchange or other regulatory authority or any other third party is required by it that has not already been given or waived for the consummation of the transactions contemplated herein;

45831571.5	11

(d)

following the consummation of the transactions contemplated herein, Badr, Bendon and Sabodala will collectively be the beneficial owner of a one hundred percent (100%) interest in the Property and have the right of access thereto, free and clear of all liens, charges, encumbrances and agreements in respect thereof which would have a material adverse effect on the intended use or value of the Property;

(e)

to the best of its knowledge, no Person, other than the surface owners, has any form of right to explore, develop or otherwise exploit the Property, and such rights would not materially interfere with the Company’s rights under the Convention;

(f)

there are no material adverse claims or challenges of any kind whatsoever, including, without limitation, claims or challenges by third parties, against or to the ownership of, or title to, the Property that, if determined adversely, would have a material adverse effect on the ownership or use thereof, nor is there any basis therefor;

(g)

none of the execution and delivery by it of this Agreement, the performance of its obligations under this Agreement or the completion of the transactions contemplated under this Agreement will:

(i)

materially conflict with, or result in a material breach of or the acceleration of any material indebtedness under, or constitute a material default under, any material indenture, mortgage, agreement, lease, license or other instrument of any kind whatsoever to which it is a party or by which it is bound, or any judgment or order of any kind whatsoever of any court or administrative body of any kind whatsoever by which it is bound, which would have a material adverse effect on the enforceability of this Agreement or the consummation of the transactions contemplated hereunder; or

(ii)

result in a material violation of any material law or regulation of any kind whatsoever by it, which would have a material adverse effect on the enforceability of this Agreement or the consummation of the transactions contemplated hereunder;

(h)

it has operated in the ordinary course of business and, without limiting the foregoing, it has not, other than as expressly permitted hereunder, acquired or disposed of, or agreed to acquire or dispose of, any material asset or property, terminate or enter into any material contract, take on any material liabilities or obligations other than in the ordinary course of business or charge or encumber in any material way the Property or any interest of any of them therein; and

45831571.5	12

(i)

it is not insolvent and has committed no act of bankruptcy, proposed a compromise or arrangement to its creditors generally, had any petition for the granting of a receiving order in bankruptcy filed against it, made a voluntary assignment into bankruptcy or taken any proceeding to have itself wound-up or declared bankrupt or to have a receiver appointed in respect of all or any portion of its assets or commenced proceedings for any amalgamation, continuation or other corporate reorganisation.

3.2

The Company represents and warrants to each of Badr, Bendon and Sabodala that:

(a)

it is a body corporate duly incorporated, organised, validly subsisting and in good standing under the laws of the British Virgin Islands;

(b)

it has the power, capacity and authority to enter into and perform its obligations under this Agreement and all transactions contemplated herein and to take all actions required of it under this Agreement, and all corporate and other actions required to authorise it to enter into and perform its obligations under this Agreement have been properly taken;

(c)

it has full power and authority to carry on its business and to enter into this Agreement and any agreement or instrument referred to or contemplated by this Agreement;

(d)

neither the execution and delivery by it of this Agreement or any of the agreements referred to herein or contemplated hereby, nor the consummation of the transaction hereby contemplated conflict with, shall result in the breach of or accelerate the performance required by any agreement to which it is a party;

(e)

the execution and delivery of this Agreement and any of the agreements contemplated hereby will not violate or result in the breach of the laws of any jurisdiction applicable or pertaining thereto or of its contacting documents;

(f)

to the best of its knowledge, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or threatened against or affecting it at law or in equity before or by any federal, provincial, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and there is no basis therefor;

(g)

to the best of its knowledge, the execution and delivery of this Agreement, the performance of its obligations under this Agreement and the completion of its transactions contemplated under this Agreement will not:

45831571.5	13

(i)

materially conflict with, or result in the breach of or the acceleration of any indebtedness under, or constitute default under, the contacting documents of the Company or any indenture, mortgage, agreement, lease, licence or other instrument of any kind whatsoever to which it is a party or by which it is bound, or any judgment or order of any kind whatsoever of any court or administrative body of any kind whatsoever by which the Company is bound, which would have a material adverse effect on [the enforceability of] this Agreement and the completion of the transactions contemplated hereunder; or

(ii)

result in violation of any law or regulation of any kind whatsoever by it, which would have a material adverse effect on [the enforceability of] this Agreement and the completion of the transactions contemplated hereunder;

(h)

no consent, approval, authorisation, order, registration, notification or qualification of or with any court, government, agency, stock exchange or other regulatory authority or any other third party is required that has not already been given or waived for the consummation of the transactions contemplated herein; and

(i)

the Shares have been fully paid, validly issued and free and clear of all liens, charges, security interests and encumbrances whatsoever and there are no agreements, options, warrants, rights of conversion, rights of pre-emption or similar rights or other rights pursuant to which the Company is or may become obligated to issue any of its Shares or other securities to any Person.

3.3

The parties hereto agree that:

(a)

the representations and warranties of the parties herein are conditions upon which the Parties have relied on in entering into this Agreement;

(b)

if the Company is in breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement it shall be liable and shall indemnify and save harmless Badr, Bendon and Sabodala from any and all loss (including economic loss), costs, damages, actions and suits arising out of or in connection with any breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement; provided always that notice of any such breach is delivered to the Company by Badr, Bendon or Sabodala within two (2) years of the Effective Date;

45831571.5	14

(c)

if Badr, Bendon or Sabodala is in breach of any representation, warranty, covenant, agreement or condition made by it and contained in this Agreement, it shall be liable and shall indemnify and save harmless the Company from any and all loss (including economic loss), costs, damages, actions and suits arising out of or in connection with any breach of such representation, warranty, covenant, agreement or condition; provided always that notice of any such breach is delivered to Badr, Bendon or Sabodala by the Company or one of the non-breaching Shareholders within two (2) years of the Effective Date.

3.4

The representations and warranties of the parties contained in this Agreement or in any agreement, certificate or other document delivered or given pursuant to this Agreement, and the covenants and agreements of the parties under this Agreement shall survive the completion of the transactions contemplated by this Agreement and, notwithstanding such completion or any investigation or enquiry made by or on behalf of any Party or any waiver of any condition by any Party, shall continue in full force and effect for a period of two (2) years after the Effective Date, but not thereafter.

4.

DIRECTORS AND SHAREHOLDERS

4.1

The Company shall have a board of directors fixed at five (5) directors with each of Bendon and Sabodala authorized to nominate two (2) directors and Badr authorized to nominate one (1) director.  Notwithstanding any provision to the contrary, the Parties agree that with respect to the appointment of directors, the Shareholders shall vote for the directors nominated in accordance with Section 4.1 hereof.

4.2

The directors’ duties and powers shall be as set forth in the Memorandum, the By-laws and under the Act.

4.3

A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate no fewer than four (4) directors.

4.4

A director may be represented at a meeting of directors by a proxy who may speak and vote on behalf of the director.  The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the Person named in such instrument proposes to vote.  The instrument appointing a proxy shall identify the proxy and provide the date of the meeting at which the Person named in such instrument proposes to vote and shall be signed by the director appointing such proxy.  In addition, the instrument appointing a proxy may specify any restrictions on voting that the director appointing the proxy may wish to impose.

45831571.5	15

4.5

Except for such matters as are required under the act to be approved by the directors and the day-to-day management of the Company or other technical matters related to exploration, development or operating activities which are expressly delegated to the Operator under the terms hereof or are expressly delegated to appointed officers of the Company, the management and control of the Company shall be vested exclusively in the Shareholders.  Resolutions of Shareholders may be passed by a Simple Majority; provided, however, that in accordance with Section 4.6, certain decisions shall require approval of Shareholders owning Percentage Interests of not less than eighty percent (80%).

4.6

Notwithstanding any provision to the contrary, the Parties agree that the Company shall not be permitted to undertake any of the following activities (each a “Reserved Matter”) without the agreement of Shareholders holding not less than eighty percent (80%) of the votes of Shares in issue:

(a)

changing the number or composition of the board of directors from that set forth in this Agreement or in the Memorandum and By-laws;

(b)

delegating any powers of the directors or the Shareholders, except as may be permitted by this Agreement or required by the Memorandum and By-laws;

(c)

acquiring, on behalf of the Company, assets other than those relating to the Property, except as contemplated by this Agreement or a Feasibility Study approved pursuant to this Agreement;

(d)

disposing of assets outside the ordinary course of business, except as contemplated by this Agreement or a Feasibility Study approved pursuant to this Agreement;

(e)

taking any action related to the winding up or dissolution of the Company;

(f)

changing the Company’s dividend or distribution policy;

(g)

determining salaries or bonuses or fees to directors of the Company, and any part-time or full-time employees who are associated with any Party;

(h)

deciding to appoint or discharge the Operator, or taking any other major action (such as declaring a default by the Operator); provided however that if the Operator or any Affiliated Person is a Shareholder, such Shareholder shall recuse itself from any proposal to remove the Operator in accordance with Sections  5.3(b) through (h) hereof and, in such case, the proposed action shall not be taken without the affirmative vote of not less than eighty percent (80%) of the Shares entitled to vote (for this purpose, Shares entitled to vote shall be all Shares in issue less those Shares held by the recused Shareholder);

45831571.5	16

(i)

approving a Feasibility Study as contemplated by Article  8 or any material amendment or supplement of a Feasibility Study or any Work Plan and Budget which provides a material variation from any then applicable Feasibility Study;

(j)

entering into any transaction between the Company and any Party or an Affiliate of any Party which is not on ordinary commercial terms or which in any event is for an amount exceeding one hundred twenty-five thousand Dollars ($125,000) (except creation of and payments under Subordinated Loans made for any of the purposes contemplated by this Agreement);

(k)

suing, prosecuting, settling or compromising all claims against third parties, compromising, settling or accepting judgment of claims against the Company and executing all documents and making all representations, admissions and waivers in connection therewith in excess of one hundred thousand Dollars ($100,000);

(l)

determining whether to develop the Property for Commercial Production and, following the commencement of Development Operations, the permanent termination of Production Operations unless Production Operations have been suspended for twelve (12) consecutive months;

(m)

temporarily suspending Production Operations, unless the cash operating costs per ounce of gold (net of other metal credits) exceed eighty percent (80%) of the weighted average gold price realized by the Company for final settlements on the sale by the Company of its gold concentrates during a four (4) month period calculated at any time within thirty (30) days of the determination, in which event the determination of a temporary suspension may be passed by a Simple Majority as provided in Section 4.5 above;

(n)

changing the Company’s minerals marketing or hedging policies;

(o)

issuing any additional Shares, the receipt of any Subordinated Loans or the issuance of any other securities of the Company, except (i) as provided by this Agreement or (ii) securities evidencing or securing approved Third Party Development Debt or working capital indebtedness approved in accordance with this Agreement;

(p)

amending the Memorandum or By-laws of the Company;

(q)

undertaking any business activity unrelated or not reasonably ancillary to the exploration, development and operation of one or more Mines;

45831571.5	17

(r)

incurring indebtedness by the Company, including Third Party Development Debt and encumbrances in respect of its assets to secure such indebtedness;

(s)

approving any Work Plan or Budget, or amendment or supplement to a previously approved Work Plan or Budget, including any Exploration, Development or Production Operations;

(t)

changing the Company’s financial year-end;

(u)

having or maintaining one or more offices, other than the office to be maintained by the Operator in Vancouver and a branch office of the Company in Senegal;

(v)

forming or causing to be formed and owning the stock of one or more companies (other than any Senegalese company required to be formed pursuant to the terms of the Convention or any concession);

(w)

approving any expenditure which is more than one hundred ten percent (110%) of the amount set forth for such item in the approved Budget or Work Plan, unless the Operator has agreed to be solely responsible for such overrun;

(x)

filing a voluntary petition for the Company under any applicable bankruptcy law or seeking the protection of any applicable bankruptcy or insolvency laws or debt relief statutes;

(y)

approving any request for additional capital or loans to be funded on a pro rata basis from the Parties (other than Badr);

(z)

redeeming Shares in the Company; or

(aa)

appointing or changing the Company’s Auditors.

The dollar amounts provided in this Section 4.6 shall be adjusted annually on the anniversary of the Effective Date by a fraction, the numerator of which is the United States Gross National Product implicit price deflator for the year last completed and the denominator of which is the United States Gross National Product implicit price deflator for 2006.

4.7

Notwithstanding any provision to the contrary, the Parties agree that pursuant to Section 12.3(f) hereof, all Shareholders must approve the creation of any Charge by a Party against its Shares.

45831571.5	18

4.8

The Shareholders must hold their initial meeting within thirty (30) Business Days of the Effective Date and thereafter, not less frequently than once a quarter.  The Operator must call meetings of the Shareholders to consider each proposed Work Plan and Budget prepared and distributed by the Operator in accordance with Section 6.6 or 7.1, as the case may be.  The Operator must call a special meeting at any time, if so requested by any Party on not less than ten (10) Business Days’ Notice and if the Notice containing the request specifies the matters to be placed on the agenda for the meeting.  Any Party may itself call a meeting of the Shareholders by giving not less than ten (10) Business Days’ Notice to the Operator and to the other Parties, specifying the matters to be placed on the agenda.  Additional agenda items may be submitted as provided in Section 4.15.

4.9

No later than ten (10) Business Days in advance of the date of any Shareholders’ meeting, the Operator must prepare and send to each Shareholder a copy of the proposed agenda (including appropriate supplementary information related to each item thereof which might reasonably be expected by a Party for that Party to make an informed decision) for every meeting of the Shareholders, together with Notice of the date, time and place of the meeting.  Other items may be placed on the agenda of any meeting by Notice (including appropriate supplementary information related to each item thereof which might reasonably be expected by a Party for that Party to make an informed decision) given by any Party to all other Parties not less than five (5) Business Days before the date of the meeting.

4.10

Any matter which could properly be considered by the Shareholders at a meeting may alternatively be consented to in writing by such Shareholders after a request in that regard is made in a Notice from the Operator or any Shareholder to all other Shareholders which includes an agenda for the meeting and a description of the items to be discussed (including appropriate supplementary information related to each item thereof which might reasonably be expected by a Shareholder for that Shareholder to make an informed decision for action without holding a meeting).  Within ten (10) Business Days after receipt of any such request, each Shareholder must give Notice of its decision thereon to the Operator.  A Shareholder who fails to give Notice of its decision is deemed to have voted in favor of the issue in question.  Any submission which receives the affirmative vote of a Simple Majority or eighty percent (80%) of the total Shares entitled to vote, as applicable, of Shareholders is binding on all Shareholders to the same effect as if made at a meeting of the Shareholders.  The Operator must notify the Shareholders of the results of the decision within two (2) Business Days after the expiry of the period of ten (10) Business Days referred to above and must prepare and circulate a minute of the decision in accordance with Section 4.16 below even if no meeting of the Shareholders was held.

45831571.5	19

4.11

A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than fifty percent (50%) of the votes of the Shares entitled to vote on resolutions to be consented to in writing at the meeting.  If within half an hour from the time appointed for a meeting of Shareholders a quorum is not present, the meeting will automatically be adjourned to the next Business Day at the same time and place and if at the adjourned meeting a quorum is not present within half an hour from the time appointed, the Shareholder or Shareholders present or casting a vote by Notice delivered to the Operator pursuant to this Section 4.11 will constitute a quorum.  Any meeting at which a quorum is present shall remain properly constituted for the transaction of all business which might be properly brought before it until terminated by a Resolution of Shareholders passed in accordance with Sections 4.5 or 4.6 above.

4.12

A meeting of the Shareholders of which proper Notice has been given and at which a quorum is constituted may be held by telephone, or other instantaneous means of communication that permits all Shareholders present to be heard by all others present.  Unless otherwise agreed, all meetings of the Shareholders shall be held in Paris, France.

4.13

A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder as appointed in accordance with the procedures set forth in the Memorandum and By-laws.  Each Party shall bear those expenses incurred by its proxies in attending meetings of the Shareholders.

4.14

A representative of the Operator (the “Operator’s Representative”) will be the chairman of all meetings of the Shareholders provided that, if at any duly convened meeting at which a quorum is present the Operator’s Representative is not present, the Shareholders who are present must elect a chairman from amongst their number.  The chairman will not, in any circumstances, have a tie-breaking vote or any additional rights.

4.15

Unless the agenda of any meeting of the Shareholders is amended by unanimous written agreement of those Shareholders present at the meeting and those voting in accordance with Section 4.10, the Shareholders may, at any meeting, take action only on those matters specified in the agenda for that meeting.

4.16

The Operator must prepare written minutes of each meeting which accurately reflect the meeting and distribute copies to all Shareholders within five (5) Business Days after the meeting.  The minutes must include details of each resolution passed at the meeting and must be signed by the chairman of the meeting.  Every Shareholder must notify the Operator within five (5) Business Days of receipt of the minutes whether or not he approves or disapproves of them.  A Shareholder who fails to do so is deemed to have approved the minutes.  If any Shareholder disapproves the minutes the Operator must endeavour to resolve the issue before the next meeting of the Shareholders and if the Operator fails to do so the question is ipso facto to be an agenda item for resolution by a vote at the next meeting of the Shareholders.  Minutes of the meeting approved or deemed approved by all Shareholders in accordance with this clause are a correct record of the matters discussed and Resolutions of Directors.  The approval or disapproval of minutes does not affect the validity of decisions of the Shareholders at the meeting to which the minutes relate, provided that the minutes are subsequently approved in accordance with this Section 4.16.

45831571.5	20

4.17

Resolutions of Shareholders made in accordance with the foregoing shall be binding upon all of the Parties.

5.

OPERATOR

5.1

Subject to the prior approval of the Shareholders by way of a Resolution of Shareholders, the Operator shall be appointed by the directors.  The initial Operator shall be Sabodala.

5.2

The Operator may resign as Operator on at least sixty (60) Business Days’ Notice to all the parties, but in any event no earlier than the Completion Date.  The Shareholders shall thereupon select for nomination another Operator not later than the ninetieth (90th) day after receipt of the previous Operator’s Notice of resignation.  Subject to the prior approval of the Shareholders by way of a Resolution of Shareholders, a replacement Operator shall be appointed by the directors.

5.3

Subject to the prior approval of the Shareholders by way of a Resolution of Shareholders, the directors may remove an Operator:

(a)

by one (1) months Notice following the entry into a Resolution of Shareholders in accordance with Article 4;

(b)

in the event that a court of competent jurisdiction determines the Operator to be in material default of its duties under this Agreement;

(c)

in the event of institution by or against the Operator of a proceeding under any Section or chapter of any bankruptcy, insolvency, or debtor-relief law to which the Operator is subject as now existing or hereafter amended or becoming effective, which proceeding is not dismissed, stayed or discharged within a period of sixty (60) days after the filing thereof, or, if stayed, which stay is thereafter lifted without a contemporaneous discharge or dismissal of such proceeding;

(d)

in the event of the appointment of a receiver, trustee or like officer to take possession of the Percentage Interest of the Operator which remains undischarged for a period of sixty (60) days from the date of its imposition;

(e)

in the event of the attachment, execution, foreclosure or other judicial seizure of all of the Percentage Interest of the Operator, or in the event the Operator transfers its Percentage Interest to a third party;

(f)

the Operator is in default under this Agreement and fails to cure such default within thirty (30) days of receiving notice of default from a non-Operator; provided, however, that if such default is capable of being cured and the Operator is diligently proceeding to complete said cure within the initial thirty (30) day period, the Operator shall have an additional thirty (30) days to complete such cure;

(g)

the Operator undergoes a change in Control; or

45831571.5	21

(h)

pursuant to Section 7.10 or Section 10.1;

and shall appoint a new Operator, provided however that the Operator, if a Party, and any other Party that is affiliated with the Operator, shall not be entitled to vote on the removal of the Operator at a meeting of the Shareholders.

5.4

The new Operator shall assume all of the rights, duties, liabilities and status of Operator as provided in this Agreement.  The new Operator shall have no obligation to hire any employees of the former Operator.

5.5

Upon ceasing to be Operator, the former Operator shall forthwith deliver to the person nominated for that purpose by the Shareholders, the custody of all Assets, Property, books, records, and other property both real and personal relating to this Agreement and the Property.

5.6

If the Operator resigns other than in accordance with Section 5.2 above or is removed in accordance with Sections (b), (c), (d), (e), (f) or (h) above, the other Parties shall have an option to purchase the Operator’s Shares in proportion to their respective then Percentage Interests.

6.

RIGHTS, DUTIES AND STATUS OF OPERATOR

6.1

The Operator in its operations hereunder shall be deemed to be an independent contractor.

6.2

The Operator shall not act or hold itself out as agent for any of the parties nor make any commitments on their individual behalf unless specifically permitted by this Agreement or directed in writing by such Party.

6.3

Subject to any specific provision of this Agreement the Operator shall diligently perform its duties hereunder in accordance with the directions of the Shareholders and in accordance with generally accepted exploration and operating practice, applicable law and the terms of this Agreement.

6.4

The Operator shall manage and carry out such Operations as the Shareholders may direct and in connection therewith shall, in advance if reasonably possible, notify the Shareholders of any change in Operations which the Operator considers material and if it is not reasonably possible, the Operator shall notify the Shareholders so soon thereafter as is reasonably possible.

6.5

Other than as provided elsewhere in this Agreement, the Operator shall have the right and authority to manage and carry out all Operations, to enter into contracts and sub-contracts with third parties on behalf of itself or the Company in respect thereof and to incur all Costs required for that purpose.  In so doing the Operator shall, unless it obtains the approval of the Shareholders to do otherwise:

(a)

comply with the provisions of all agreements or instruments of title under which the Property is held;

45831571.5	22

(b)

subject to its receipt of all contributions for Costs by each of the Parties in its Proportionate Share or otherwise as set forth herein, pay all Costs properly incurred promptly as and when due;

(c)

keep the Property and Assets free of all liens and encumbrances other than those, if any, in effect on the Effective Date, those the creation of which is permitted pursuant to this Agreement, or builder’s or repairman’s liens filed by third parties arising out of Operations and, in the event of any lien being filed as aforesaid, proceed with diligence to contest discharge the same;

(d)

prosecute claims or, where a defence is available, defend litigation arising out of the Operations, provided that any Party may join in the prosecution or defence at its own expense;

(e)

subject to Section 7.11, perform such assessment work or make payments in lieu thereof and pay such rentals, taxes or other payments and do all such other things as may be necessary to maintain the Property in good standing, including, without limiting the generality of the foregoing, applying for licenses, leases, grants, concessions, permits, patents and other rights to and interests in the Property;

(f)

maintain accounts in accordance with the Accounting Procedure, provided that the judgement of the Operator as to matters related to the accounting, for which provision is not made in the Accounting Procedure, shall govern if the Operator’s accounting practices are in accordance with accounting principles generally accepted in the international mining industry;

(g)

perform its duties and obligations hereunder in a sound and workmanlike manner, in accordance with sound operating and engineering practices and in substantial compliance with all applicable federal, state, provincial, territorial and municipal laws, by-laws, ordinances, rules and regulations and this Agreement;

(h)

represent the Parties in any dealings with the Government in respect of the Property and sign and make submissions to the Government on their behalf, but without prejudice to the right of any Party to make its own submissions to or to be present at any discussions with the Government, provided always, that any submission by the Operator or a Party to the Government must first be approved by the Shareholders;

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

45831571.5	23

(j)

during the Construction Period and periods in which Production Operations are carried out, provide monthly progress reports to the Parties, which reports shall include information on any changes or developments affecting the Mine that the Operator considers are material;

(k)

prepare and submit draft Programs for each Semi-Annual Period for consideration by the Shareholders not less than forty (40) Business Days before such Semi-Annual Period; and

(l)

prepare and submit draft Operating Plans for each Budget Year for consideration by the Shareholders in accordance with Section 14.2 below.

6.6

The following rules shall be applicable to all Work Plans and Budgets prepared by the Operator for approval by the Shareholders:

(a)

each Work Plan will describe in reasonable detail:

(i)

the maintenance, exploration, development, construction and production objectives for the Budget Year or Semi-Annual Period, as applicable, covered thereby;

(ii)

the work to be performed in attaining such objectives;

(iii)

the part or parts of the Property on which the Operations are to be performed;

(iv)

the technical basis, including any Data, for the type of Operations proposed;

(v)

a list of the number and type of personnel required; and

(vi)

such other information as the Operator may deem appropriate or any Shareholder may reasonably request;

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

45831571.5	24

(iv)

the schedule for the first year’s operation of the Mine proposed to be constructed;

(v)

a copy of the relevant Feasibility Report; and

(vi)

such other information as the Operator may deem appropriate or any Shareholder may reasonably request;

(c)

a Work Plan for Production Operations will include, in addition to those items described in (a) above, the following items:

(i)

expected tonnage of Minerals to be mined and rate of such production during the period covered by the Work Plan;

(ii)

the grade, quality and quantity of Minerals expected to be mined and Minerals produced;

(iii)

the quality and quantity of concentrates expected to be derived from the Minerals produced and rate of such production during the period covered by the Work Plan; and

(iv)

such other information as the Operator may deem appropriate or any Shareholder may reasonably request;

(d)

with each such Work Plan, the Operator shall deliver the Budget corresponding thereto, including where appropriate the particulars of any debt proposed to be incurred by the Company or the Parties;

(e)

all Work Plans and Budgets in respect of Production Operations shall be prepared on a basis consistent with the Feasibility Study (as the same may have been amended or supplemented, from time to time);

(f)

the Operator shall be entitled to include in the estimate of Production Costs the reasonable estimated costs of satisfying continuing obligations that may remain after this Agreement terminates, in excess of amounts actually expended; such continuing obligations shall include such things as monitoring, stabilisation, reclamation or restoration obligations, severance and other employee benefit costs and all other obligations incurred or imposed as a result of the Operations which continue or arise after termination of this Agreement and settlement of all accounts;

(g)

the Operator may at any time and from time to time prepare and submit to the Shareholders supplemental or revised Work Plans and Budgets, provided that any such supplement or revision will be submitted to the Shareholders as far in advance of implementing the supplemental or revised Work Plan and Budget as is reasonably possible.

45831571.5	25

6.7

After the conclusion of each Work Plan and Budget the Operator shall add to the total value of Costs incurred by the Parties for Operations the actual amount of Costs incurred pursuant to such completed Work Plan and Budget and shall advise each of the Parties of the revised aggregate Costs incurred by the Parties.

7.

EXPLORATION PROGRAMS

7.1

Within twenty (20) Business Days of the draft Work Plan and Budget being submitted by the Operator to the Shareholders, the Shareholders shall meet to review the draft Program prepared and, if it deems fit, adopt the same with such modifications, if any, as the Shareholders deem necessary.

7.2

The Operator shall be entitled to an allowance for a Cost overrun of ten percent (10%) of a Program Budget and any Costs so incurred shall be deemed to be included in the Program, as adopted; provided that such overruns are not attributable to the Operator’s negligence in preparing the initial Program Budget.  Any overruns in excess of ten percent (10%) of a Program Budget incurred without the written approval of the Shareholders shall be borne by and shall be for the sole account of the Operator.

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

7.5

The Operator shall be entitled to invoice each Party (other than Badr, which is not required to contribute capital to the Company in order to maintain its Percentage Interest and shall not be subject to any dilution provisions in this Agreement related to nonfunding):

(a)

no more frequently than monthly, for its Proportionate Share of Exploration Costs incurred and paid by the Operator; or

(b)

in advance of requirements but not more than sixty (60) days, for an advance of that Party’s Proportionate Share of Exploration Costs.

45831571.5	26

Some responsible official of the Operator shall sign each invoice.  Each Party shall pay to the Operator the amount invoiced, within ten (10) Business Days of receipt of the invoice.  If a Party protests the correctness of an invoice it shall nevertheless be required to make the payment, subject to later adjustment if such protest is sustained.

7.6

The Operator shall expend all monies advanced by a Party on a pro rata basis with the advances of the other Parties.  If the Operator suspends or prematurely terminates a Program, any funds advanced by a Party in excess of that Party’s Proportionate Share of Exploration Costs incurred prior to the suspension or premature termination shall be refunded forthwith.

7.7

If any Program is altered, suspended or terminated prematurely so that the Exploration Costs incurred on that Program as altered, suspended or terminated are less than eighty percent (80%) of the Exploration Costs originally proposed, any Party which elected or which is deemed to have elected not to contribute to that Program shall be given Notice of the alteration, suspension or termination by the Operator and shall be entitled to contribute its Proportionate Share of the Exploration Costs incurred on that Program by payment thereof to the Operator within twenty (20) Business Days after receipt of the Notice.  If payment is not made by that Party within the twenty (20) Business Days aforesaid it shall, without a demand for payment being required to be made thereafter by the Shareholders, relinquish its right to contribute to that Program.

7.8

Subject to Section 7.7, if a Party (other than Badr, which is not required to contribute capital to the Company in order to maintain its Percentage Interest and shall not be subject to any dilution provisions in this Agreement related to nonfunding) elects or is deemed to have elected not to contribute to the Exploration Costs of any Program, the Percentage Interest of that Party shall be decreased and the Percentage Interest of each Party contributing in excess of its Proportionate Share of the Exploration Costs shall be increased so that, subject to Section 7.9, at all times during the Exploration Period the Percentage Interest of each Party will be that percentage which is equivalent to the sum of that Party’s Exploration Costs and fifty percent (50%) of the Prior Exploration Costs divided by the sum of the Exploration Costs and Prior Exploration Costs of all Parties holding a Percentage Interest, multiplied by eighty-seven (87).  Notwithstanding the foregoing but subject to Section 7.9, the Party whose Percentage Interest has been reduced shall be entitled to receive details of and to contribute to future Programs to the extent of its then Percentage Interest.

7.9

Any adjustments to any Party’s Percentage Interest made pursuant to Section 7.8 above shall be effected through the granting of options to buy the appropriate number of shares by the Party electing, or deemed not to be contributing to Exploration Costs of any Program to the Party or Parties contributing in excess of its Proportionate Share of Exploration Costs.

7.10

Unless the Operator obtains an extension from the Shareholders, if the Operator fails to prepare and submit a draft Program for each Semi-Annual Period for consideration by the Shareholders not less than forty (40) Business Days before the beginning of such Semi-Annual Period, the Shareholders shall meet forthwith and shall appoint a new Operator or may elect to impose another penalty on the Operator which it considers appropriate; provided however that the Operator, if a Party, shall not be entitled to vote at such a meeting nor shall it be entitled to act as Operator at any time in the future without the unanimous consent of the Parties.

45831571.5	27

7.11

If the Shareholders for any reason fail to adopt a Program for a Semi-Annual Period at least thirty (30) Business Days before the beginning of such Semi-Annual Period, subject to direction to the contrary by the Shareholders and the receipt of the necessary funds, the Operator shall carry out such work and make such disbursements as to meet the minimum requirements to maintain the Property in good standing and each Party hereby covenants and agrees to pay its Proportionate Share of any invoice delivered by the Operator under this Section 7.11 within ten (10) Business Days of the date of receipt of such invoice and if no payment is made within the period of ten (10) Business Days next succeeding the receipt of a demand Notice for payment from the Operator, the Percentage Interest of the Party not paying its Proportionate Share of such invoice shall immediately be reduced by one percent (1%) for each one hundred thousand dollars ($100,000) it fails to pay, and such Percentage Interest shall be transferred to the other Parties who have paid the defaulting Party’s share pro rata in accordance with their amounts paid.

8.

FEASIBILITY REPORTS

8.1

Subject to the provisions of this Article  8, a Feasibility Report shall only be prepared with the approval of the Shareholders.  The Operator shall provide copies of the completed Feasibility Report to each of the Parties with a Percentage Interest forthwith upon receipt.

8.2

The Shareholders shall meet at reasonable intervals and times during the preparation of the Feasibility Report.

8.3

At any time following the fourth anniversary of the Effective Date, any of the Parties holding a Percentage Interest of not less than ten percent (10%), the Operator or the Shareholders by a Resolution of Shareholders may propose by Notice to the other Parties, that the Company undertake the preparation of a Feasibility Report.

8.4

The Shareholders shall consider and vote upon a proposal set out in the Notice given pursuant to Section 8.3 within forty-five (45) days after delivery of the Notice.  If approved by the Shareholders, the proposal shall be adopted as a Budget and be carried out by the Operator on behalf of and at the cost of the Company.

9.

PRODUCTION NOTICE

9.1

The Shareholders shall meet to consider any Feasibility Report not earlier than forty (40) Business Days and not later than sixty (60) Business Days after the Feasibility Report was provided to each of the Parties with a Percentage Interest.

9.2

The Shareholders shall consider each Feasibility Report and may approve it, with such modifications, if any, as it considers necessary or desirable.  If a Feasibility Report is approved as aforesaid, the Shareholders shall forthwith cause a Production Notice to be given to each of the Parties with a Percentage Interest by the Operator stating that the Shareholders intend to establish and bring a Mine into production in conformity with the Feasibility Report as so approved and the provisions of Article  10 shall apply.

45831571.5	28

10.

DEVELOPMENT OPERATIONS

10.1

In the event that a Production Notice is given under Section 9.2, each Party with a Percentage Interest (other than Badr, which is not required to contribute capital to the Company in order to maintain its Percentage Interest and shall not be subject to any dilution provisions in this Agreement related to nonfunding) may, within one hundred and twenty (120) Business Days of receipt of the Feasibility Study in respect of which the Production Notice has been given, give the Operator Notice committing to contribute its Proportionate Share of the Development Costs.  If a Party which is the Operator (or is the owner of or owned by the Operator) elects not to contribute its Proportionate Share of Development Costs, it (or if applicable as aforesaid, its parent or subsidiary) shall thereupon cease to be the Operator, and the Party or Parties which prepared the Non-Operator’s Feasibility Report shall appoint a new Operator and the provisions of Section 5.3 shall apply mutatis mutandis in respect of the new Operator.

10.2

If any Party with a Percentage Interest declines or fails to contribute to Development Costs, that Party shall, subject to Section 10.5, suffer dilution of its Percentage Interest as provided in this Section.  Those Parties which contribute as to Development Costs may thereupon elect to increase their contribution to the Development Costs in proportion to their respective Percentage Interests by the amount which any Party has declined or failed to contribute.

(a)

Where:

(i)

a Party gives Notice declining to contribute to Development Costs or fails to give Notice pursuant to Section 10.1, the Percentage Interest of the Parties shall be adjusted so that the Percentage Interest of each Party with a Percentage Interest at all times is that percentage which is equivalent to the sum of that Party’s Exploration Costs and fifty percent (50%) of the Prior Exploration Costs and its contribution to Development Costs divided by the Exploration Costs, Prior Exploration Costs and the contributions to Development Costs of all Parties with a Percentage Interest, multiplied by eighty-seven (87); and

(ii)

a Party gives Notice committing to contribute to Development Costs, but subsequently fails to pay its Proportionate Share of Development Costs, the Percentage Interest of each Party shall be adjusted by multiplying the percentage change calculated in accordance with Subparagraph 10.2(a)(i) above by a factor of two (2) and in such event, the Development Costs of each Party contributing in excess of its Proportionate Share shall be deemed to have been increased so that the quotient obtained by dividing the sum of each such Party’s Exploration Costs and fifty percent (50%) of the Prior Exploration Costs and Development Costs by the sum of the Exploration Costs, Prior Exploration Costs and Development Costs of all Parties holding a Percentage Interest, multiplied by eighty-seven (87), shall equal such Party’s adjusted Percentage Interest.

45831571.5	29

10.3

Any adjustments to the respective Percentage Interests made pursuant to Section 10.2 above shall be effected through the granting of options to buy the appropriate number of Shares by the Party electing not to contribute, or deemed not to be contributing, to Development Costs of any Program to the Party contributing in excess of its Proportionate Share of Development Costs.

10.4

If, after the operation of Section 10.2, Development Costs are not fully committed, the Production Notice shall be deemed to be withdrawn and the Percentage Interests of the Parties shall be restored to the Percentage Interests held prior to any adjustment made pursuant to Section 10.2.

10.5

If, after the operation of Section 10.2, Development Costs are fully committed, the Parties shall diligently proceed to implement the Feasibility Report in accordance with normal standards in the mining industry.  If the Parties fail to so implement the Feasibility Report within twelve (12) months of the issuance of the Production Notice:

(a)

any Party which elected not to contribute to Development Costs pursuant to Section 10.2(a)(i) shall have the right, exercisable during the thirty (30) days following the expiration of such twelve (12) month period, to re-acquire from the Parties not less than all of its Percentage Interest as last held, by paying its Proportionate Share of Development Costs; and

(b)

any Party which elected to contribute to Development Costs, but subsequently failed to pay its Proportionate Share of Development Costs pursuant to Section 10.2(a)(ii) shall have the right, exercisable during the thirty (30) days following the expiration of such twelve (12) month period, to re-acquire from the Parties not less than all of its Percentage Interest as last held, by paying twice its Proportionate Share of Development Costs, together with Interest commencing on the date of the last Notice delivered to the Operator under Section 10.1 to commit to pay Development Costs, to the Parties in proportion to their Percentage Interests.

11.

OVERHEAD CHARGES

11.1

The Operator shall be reimbursed for administration expenses incurred at places other than the Property, including any charges for head office overhead and salaries of officers of the Operator that are not charged directly.  The Operator shall be entitled to charge an amount equal to ten percent (10%) of all Costs prior to the date on which an effective Production Notice is given and five percent (5%) of all Costs following the date on which an effective Production Notice is given; provided, however, that for purposes of calculating the amount of the Overhead Charge, Costs shall not include the Overhead Charge.

12.

DEVELOPMENT AND PRODUCTION FINANCING

12.1

The Parties (other than Badr, which is not required to contribute capital to the Company in order to maintain its Percentage Interest and shall not be subject to any dilution provisions in this Agreement related to nonfunding) shall individually and separately provide their contributions toward approved Development Costs and Production Costs.

45831571.5	30

12.2

A Party shall not create a Charge except in accordance with the provisions of this Article  12.

12.3

The following applies to all Charges:

(a)

the rights of the Chargee upon the exercise of any power of sale or the enforcement of any other rights conferred by law or by the instrument creating the Charge must be made expressly subject to this Agreement, including but not limited to this Article  12 and any Cross Charge granted under Section 15.2;

(b)

each Charge must expressly provide that the Chargee will not seek partition of jointly owned property in which the Party granting the Charge (the “Charging Party”) has an interest;

(c)

every Charge must require the person exercising or enforcing any power of sale thereunder or conferred by law to obtain from any purchaser of the whole or a part of the Percentage Interest subject an agreement to abide by and be bound by the terms of this Agreement;

(d)

every Charge must reflect the requirements of Section 12.4 and 12.5 hereof and regulation 4 of the By-laws;

(e)

every Charge must specifically acknowledge the existence and priority of any Cross Charge granted under Section 15.2;

(f)

every Charge must be consented to in writing by all Parties; and

(g)

the Charge must be registered in accordance with regulation 16 of the By-laws.

12.4

A Party (not being a Defaulting Party) which purchases a Percentage Interest or a part thereof which is sold by or on behalf of a Chargee may set off against the purchase price payable by it the amount of any debt due and payable to it by the Defaulting Party pursuant to Section 15.7 if that debt is referable to the Percentage Interest purchased.  Except to the extent of such set off, the Chargee must apply the proceeds of sale in the manner specified in Section 14.1 of Schedule D mutatis mutandis except that any surplus to which Section 14.1(f) thereof would, but for this Section, apply must be applied first, in meeting the Chargee’s costs and expenses of sale, second in discharging the obligations of the Charging Party to the Chargee and any surplus thereafter, to the Charging Party.

12.5

A Chargee which becomes a mortgagee in possession or becomes or appoints a receiver of a Party’s Percentage Interest is not entitled to receive any statements, Notices and reports which a Party is entitled to receive and is not entitled to vote on Resolutions of Shareholders.

45831571.5	31

13.

CONSTRUCTION

13.1

Subject to Article  10, the Shareholders shall cause the Operator to, and the Operator shall, proceed with Construction with all reasonable dispatch after a Production Notice has been given.  Construction shall be substantially in accordance with the Feasibility Report subject to any variations proposed in the Production Notice, and subject also to the right of the Shareholders to cause such other reasonable variations in Construction to be made as the Shareholders deem advisable.

14.

PRODUCTION OPERATIONS

14.1

Commencing with the Completion Date, all Production Operations shall be planned and conducted pursuant to an annual Operating Plan.

14.2

With the exception of that portion of a Budget Year commencing on the Completion Date, an Operating Plan for each Budget Year shall be submitted by the Operator to the Parties not later than the end of the third quarter in the Budget Year immediately preceding the Budget Year to which the Operating Plan relates.  With respect to that portion of a Budget Year commencing on the Completion Date, the Operator shall submit the Operating Plan to the Parties at the earliest date practical.  Upon request of any Party, the Operator shall meet with that Party to discuss the Operating Plan and shall provide such additional or supplemental information as that Party may reasonably require with respect thereto.  In the event that the Operator fails to prepare and submit draft Operating Plans for each Budget Year for consideration by the Shareholders in accordance with this Section 14.2, the Shareholders shall meet forthwith and shall appoint a new Operator, provided however that the Operator, if a Party, shall not be entitled to vote at such a meeting, nor shall any Party affiliated with the Operator be entitled to vote.  If the Shareholders for any reason fail to adopt an Operating Plan for each Budget Year at least thirty (30) Business Days before such Budget Year, subject to direction to the contrary by the Shareholders and the receipt of the necessary funds, the Operator shall carry out such work and make such disbursements as to meet the minimum requirements to maintain the Property in good standing and each Party (other than Badr, which is not required to contribute capital to the Company in order to maintain its Percentage Interest and shall not be subject to any dilution provisions in this Agreement related to nonfunding) hereby covenants and agrees to pay its Proportionate Share of any invoice delivered by the Operator under this Section 14.2 within ten (10) Business Days of the date of receipt of such invoice.

14.3

The Shareholders shall, within thirty (30) Business Days of receipt, make a decision as to whether or not to adopt each Operating Plan, with such changes as it deems necessary; provided, however, that the Shareholders may from time to time and at any time amend any Operating Plan.

45831571.5	32

14.4

If the Shareholders do not approve any Operating Plan when voted upon, and they do not elect to apply the last sentence of Section 14.2 which provides for expenditures only to be made at a minimum maintenance level, then, until such time as such Operating Plan is either approved or the Shareholders elect instead to maintain the Property at a minimum expenditure level, the Shareholders will be deemed to have approved an Operating Plan for the continuation of the Company’s activities at the level of the last approved Operating Plan but with the Budget increased at the rate of inflation.  For the purpose of this Section the “rate of inflation” in respect of a Budget Year and in respect of each item comprised in a Budget means the increase during the immediately preceding Calendar Year:

(a)

in the case of consumable supplies, in the actual purchase costs of the item concerned; or

(b)

in the case of wages, in the applicable award; or

(c)

in all other cases (including salaries and benefits), in the consumer price index which is most appropriate to the item concerned as published by Consumer Price Index published by the United States Department of Labor’s Bureau of Labor Statistics (or in the absence of that index, some other periodically published measure of inflation in the United States which as nearly as possible equates to that index, agreed upon by the Parties or failing agreement selected by the Auditor.

14.5

The Parties agree that any emergency expenditure (which is any expenditure reasonably required for the protection of life, limb or property and is of sufficient urgency that consultation with the other Parties is not reasonably possible) made by the Operator will be deemed to constitute an approved supplement to the then current Work Plan and Budget without the need or necessity for any action or approval by the Shareholders, provided that the Operator shall minimise, to the degree possible, the work done without prior Shareholder approval.  If the Operator determines that emergency expenditures are required it will promptly call a meeting of the Shareholders to consider the circumstances which gave rise to such expenditures and shall account for such expenditures to the Shareholders.

15.

PAYMENT OF PRODUCTION COSTS

15.1

The Operator will prepare and submit to each Party (other than Badr, which is not required to contribute capital to the Company in order to maintain its Percentage Interest and shall not be subject to any dilution provisions in this Agreement related to nonfunding) at least ten (10) Business Days prior to the first day of each month an invoice containing projections for all Production Costs to be incurred in connection with Production Operations, as the case may be, pursuant to approved Work Plans and Budgets for such month and the sources of funds required to defray those Costs.  On or before the first day of each month, each Party will pay its Proportionate Share of such Production Costs, as the case may be, for such month to the Operator.  All invoices prepared and submitted under this Section 15.1 shall contain a current statement showing in reasonable detail:

45831571.5	33

(a)

total cash expenditure and accrued liabilities for the preceding month on all currently approved Work Plans and Budgets;

(b)

total estimated cash expenditure and accrued liabilities in respect of currently approved Work Plans and Budgets for the current and next month;

(c)

all charges and credits to the Operating Account and the nature of those items;

(d)

unusual charges and credits which must be separately identified and described in detail;

(e)

the unexpended balance of funds remaining from previous advances by the Parties to the Operating Account and the extent to which expenditure and liabilities referred to in Section 15.1(b) can be satisfied from that balance; and

(f)

the amount required to be paid by each Party pursuant to that statement, together with the due date for such payment which shall be no earlier than twenty (20) Business Days after the date of receipt of such invoice (the “Due Date”).

15.2

For the purpose of better securing:

(a)

payment to the Operator of all contributions for Production Costs (but, for the avoidance of doubt, not for Development Costs); and

(b)

to each of the Parties payment of any amount due and payable to it pursuant to this Agreement;

Sabodala and Bendon must execute and deliver to the other Party a Cross Charge.  Each Party creating a Cross Charge must obtain all necessary consents and approvals in relation thereto and duly lodge the same for registration or recording in every jurisdiction where lodgement, registration or recording is required to perfect the security created thereby.  Further, each Party in whose favor a Cross Charge is created shall, if so instructed by the Shareholders, subordinate its rights under such Charge to the rights of any lender at any time hereafter providing project financing to the Company.

15.3

All contributions for Production Costs paid by the Parties in advance of any expenditure must be kept by the Operator in a separate interest-bearing trust account with a bank or other financial institution approved by the Shareholders.  All interest must be credited to the Parties in the Operating Account taking into consideration the date of payment by each Party and its Percentage Interest.  The amount accrued from time to time for the satisfaction of continuing obligations included in Production Costs pursuant to Section 6.6(f) shall be classified as Costs hereunder but shall be segregated into a separate interest-bearing trust account.

45831571.5	34

15.4

On or before the Due Date, each Party must pay to the Operator the contribution for Production Costs shown to be required of it by that statement.  If payment of each contribution for Production Costs is not received by the Operator on or before the Due Date or, if a Party, the Operator fails to pay a contribution for Production Costs due to be paid by it on that date, the Operator must immediately give Notice of non-payment of such contributions for Production Costs to each non-paying Party with copies to all other Parties and any lender which holds a Charge granted by such non-paying Party.

15.5

A Party that fails to pay any contribution for Production Costs on or before the Due Date is in default.  If any Party (in this Article  15 called a “Defaulting Party”) fails to remedy that default by paying the unpaid contribution for Production Costs required to be paid by it together with Interest thereon, within twenty (20) Business Days of receiving a Notice under Section 15.4, the succeeding provisions of this Article  15 apply, provided however, that any lender which holds a Charge granted by such Defaulting Party may remedy the default by paying the unpaid contribution for Production Costs required to be paid by it together with Interest thereon, within twenty (20) Business Days of receiving a Notice under Section 15.3.

15.6

In the event the outstanding balance of required contribution for Production Costs of Production Costs under this Article   15 which the Defaulting Shareholder has failed to fund exceeds five hundred thousand Dollars ($500,000), and the Defaulting Shareholder has not reduced its deficiency below such level within twenty (20) Business Days after notice from the other Shareholder that has funded such deficiencies on behalf of the Defaulting Shareholder, said Defaulting Shareholder shall be disqualified from voting on Resolutions of Shareholders for so long as it remains a Defaulting Shareholder with an outstanding deficiency in excess of five hundred thousand Dollars ($500,000); provided, however, that notwithstanding the foregoing, the following actions shall require the consent of the Defaulting Shareholder if necessary to achieve an eighty percent (80%) approval level:

(a)

the making of any additional contributions for Production Costs or other Costs to be borne pro rata by both Bendon and Sabodala;

(b)

entering into any agreement or material transaction with the non-Defaulting Shareholder or its Affiliates (other than loans to the Company on an arms-length basis);

(c)

admitting new Shareholders;

(d)

selling all or substantially all of the assets of the Company;

(e)

obtaining financing on behalf of the Company which is secured by assets of the Company;

(f)

liquidating the Company in a manner other than as contemplated by this Agreement; and

(g)

merging or consolidating the Company into another entity or merging or consolidating another entity into the Company.

45831571.5	35

15.7

The non-Defaulting Parties must pay (in proportion to their respective Percentage Interests) to the Operator on behalf of the Defaulting Party within five (5) Business Days after receipt of a statement from the Operator specifying all necessary details, any part of every contribution for Production Costs unpaid by a Defaulting Party.  The Operator may give a Notice under this Section 15.6 either before the procedures specified in the Cross Charge have been followed, or afterwards, if amounts available as a result of the application of those procedures are insufficient to satisfy the then unsatisfied obligations of the Defaulting Party.  Such payments must, if the Operator requires, include payment of any Interest payable by the Defaulting Party pursuant to Section 15.7 below.  Each amount paid by the non-Defaulting Parties on behalf of a Defaulting Party constitutes a debt due and payable by that Defaulting Party to the non-Defaulting Parties which debt carries Interest until paid.  The failure of a non-Defaulting Party to make a payment required of it under this clause will be regarded for the purposes of Section 15.5 as failure to pay a contribution for Production Costs.

15.8

After paying to the Operator any amount it is required to pay under Section 15.7 above, each non-Defaulting Party may elect to either:

(a)

purchase such number of Shares of the Defaulting Party so as to raise such non-Defaulting Party’s Percentage Interest to that percentage which is determined using a calculation similar to the one described in Section 10.2(a)(i) but also taking into account such Party’s contribution for Production Costs;

(b)

make a loan to the Company which is to be repaid ahead of all returns of capital; or

(c)

make a loan to the Defaulting Party to be repaid out of such Defaulting Party’s Proportionate Share of Distributable Cash.

15.9

If a Party fails to pay a contribution for Production Costs, whether or not that Party is or becomes a Defaulting Party, Interest is payable to the Operator for the account of the non-Defaulting parties pursuant to Section 15.7 above, commencing on the Due Date of such unpaid contribution for Production Costs to the date of the actual payment.  Costs attributable to or arising from such unpaid contribution for Production Costs are deemed part of the unpaid contribution for Production Costs for all purposes.

15.10

The rights and remedies provided in this Article  15 are in addition to any other rights or remedies available either at law or in equity.

15.11

No default by a Defaulting Party in the payment of any contribution for Production Costs will have been remedied unless and until:

(a)

the Defaulting Party or any person on its behalf has paid to the Operator that contribution for Production Costs and all Interest accrued thereon to the date of payment; or

45831571.5	36

(b)

the Defaulting Party or any other person on its behalf has paid to the Operator such part of the contribution for Production Costs and Interest accrued thereon as has not been paid by the non-Defaulting Parties and the Defaulting Party or any person on its behalf has paid any amounts due to the non-Defaulting parties pursuant to Section 15.7 and, with respect to Production Costs, such debt has been recovered by the contributing Parties to the extent necessary to fulfill the requirements of Section 14.1 of the Cross Charge.

15.12

No non-Defaulting Party will be under any liability to a Defaulting Party in respect of any matter arising as a result of the sale of the Defaulting Party’s Proportionate Share of Products provided that the Defaulting Party’s Proportionate Share was sold pursuant to the Cross Charge, nor will the Defaulting Party, after ceasing to be a Defaulting Party, be entitled to any additional Proportionate Share of Products in replacement of the Proportionate Share of Products delivered to the Operator pursuant to the Cross Charge while the Defaulting Party was in default.

15.13

As a condition of any sale of a Party’s Percentage Interest pursuant to the Cross Charge, the purchaser shall agree to be bound by this Agreement and, prior to acquiring the Percentage Interest, shall deliver notice to that effect to the Parties, such notice to identify the intended purchaser of the Percentage Interest (which must be acceptable to the other Parties if it is a party other than the non-Defaulting Party or its Affiliate).  Any sale or disposal made as aforesaid shall be a perpetual bar both at law and in equity by the Defaulting Party and its successors and assigns against all other Parties and the Operator.

16.

DISTRIBUTIONS IN KIND OR IN CASH

16.1

Subject to Article 15, each of the parties shall be entitled to use, dispose of or otherwise deal with its Share of Minerals as it sees fit.  Each Party shall take in kind, f.o.b. truck or railcar on the Property, and separately dispose of its Share of the Minerals produced from the Mine provided that in the event that the Share of Minerals of each Party cannot be determined at the Property, such determination shall be made at the refinery or other facility at which, by separation of payable metals, such determination can be made.  Extra costs and expenses incurred by reason of the Parties taking in kind and making separate dispositions shall be paid by each Party directly and not through the Operator or Shareholders.

16.2

Each Party shall construct, operate and maintain, all at its own cost and expense, any and all facilities which maybe necessary to receive and store and dispose of its Share of the Minerals at the rate the same are produced.

45831571.5	37

16.3

If a Party has not made the necessary arrangements to take in kind and store its Proportionate Share of Products as aforesaid the Operator shall, at the sole cost and risk of the Party store, in any location where it will not interfere with Production Operations, the production owned by that Party.  The Operator and the other Parties shall be under no responsibility with respect thereto.  All of the Costs involved in arranging and providing storage shall be billed directly to, and be the sole responsibility of the Party whose Proportionate Share of Products is so stored.  The Operator’s charges for such assistance and any other related matters shall be billed directly to and be the sole responsibility of the Party.

16.4

The availability and timing of distributions, whether in the form of cash or distributions in kind, shall be determined by the directors and Shareholders in accordance with this Agreement, the Company’s Memorandum and By-laws and applicable law.  Once the directors have made a solvency determination in accordance with applicable law, the funds available for distribution shall be distributed as follows:

(a)

first, to the extent not already paid, to satisfy the amounts then currently due and payable under any outstanding third-party loans or contracts or otherwise then due and payable as expense of the Company;

(b)

second, on a pari passu basis, to pay accrued interest on any outstanding loans from Shareholders;

(c)

third, on a pari passu basis, to pay principal on any outstanding loans from Shareholders; and

(d)

fourth, the remaining balance shall be distributed among the Shareholders on a pari passu basis in accordance with their respective Percentage Interests (after taking into account the effects of any dilution pursuant to the terms hereof) in the Company’s Shares.

17.

SURRENDER OF INTEREST

17.1

Any Party may, at any time, surrender its entire Percentage Interest pro rata to the other Parties with a Percentage Interest by giving those Parties Notice of surrender; provided, however, that the Operator or its affiliated Party may not surrender its interest if such surrender would constitute default under the Mining Convention or any subsequent mineral concession.

The Notice of surrender shall:

(a)

indicate a date for surrender not less than sixty (60) Business Days after the date on which the Notice is given; provided, that in the case of the Operator, such notice shall be extended by up to an additional sixty (60) Business Days to allow the Company to hire a new Operator; and

(b)

contain an undertaking that the surrendering Party will:

45831571.5	38

(i)

satisfy its Proportionate Share, based on its then Percentage Interest, of all obligations and liabilities which arose at any time prior to the date of surrender;

(ii)

if the Operator has not included in Production Costs the costs of continuing obligations as set out in Section 6.6(f) hereof, pay its reasonably estimated Proportionate Share, based on the surrendering Party’s then Percentage Interest, of the Costs of monitoring, stabilisation, reclamation or restoration obligations, severance and other employee benefit costs and all other obligations incurred or imposed as a result of Operations which continue or arise after termination of this Agreement and settlement of all accounts all as at the date of surrender;

(iii)

will hold in confidence, for a period of five (5) years from the date of surrender, all information and data which it acquired pursuant to this Agreement; and

(iv)

for a period of five (5) years from the date of surrender, not Compete (as defined below) with the Company.  The term Compete means owning or managing, investing in or serving as an officer, director, employee, consultant, operator, representative or agent of any company, corporation, partnership, joint venture or other entity or business, or any division or part thereof, engaged in the exploration or development of any gold mine or other mine located in Senegal.

17.2

Upon the surrender of its entire Percentage Interest as contemplated in Section 17.1 and upon delivery of a release in writing, in form acceptable to counsel for the Company, releasing the other Parties from all claims and demands hereunder and satisfying or securing the performance of, to the satisfaction of the remaining Part(ies), the undertaking referred to in Section 17.1(b), the surrendering Party shall be relieved of all obligations or liabilities hereunder except for those which arose or accrued or were accruing due on or before the date of the surrender.

17.3

A Party to whom a Notice of surrender has been given as contemplated in Section 17.1 may elect, by Notice within sixty (60) Business Days to the Party which first gave the Notice, to accept the surrender, in which case Sections 17.1 and 17.2 shall apply, or to join in the surrender.  If all of the Parties join in the surrender the Company shall be liquidated and wound up and Operations shall be terminated in accordance with Article  18.

45831571.5	39

18.

TERMINATION OR SUSPENSION OF MINING OPERATIONS

18.1

The Operator may, at any time subsequent to the Completion Date, on at least twenty (20) Business Days notice to all Parties, recommend that the Shareholders approve the suspension of Production Operations.  The Operator’s recommendation shall include a plan and budget (in this Article  18 called the “Mine Maintenance Plan”) in reasonable detail of the activities to be performed to maintain the Assets and Property during the period of suspension and the Costs to be incurred.  The Shareholders may, at any time subsequent to the Completion Date, cause the Operator to suspend Production Operations in accordance with the Operator’s recommendation (or upon their own recommendation) with such changes to the Mine Maintenance Plan as the Shareholders deem necessary.  The Parties (other than Badr, which is not required to contribute capital to the Company in order to maintain its Percentage Interest and shall not be subject to any dilution provisions in this Agreement related to nonfunding) shall be committed to contribute their Proportionate Share of the Costs incurred in connection with the Mine Maintenance Plan.  The Shareholders may cause Production Operations to be resumed at any time.

18.2

The Operator may, at any time following a period of at least ninety (90) days during which Production Operations have been suspended, upon at least thirty (30) days notice to all Parties, recommend that the Shareholders approve the permanent termination of Production Operations.  The Operator’s recommendation shall include a Work Plan and Budget (in this Article  18 called the “Mine Closure Plan”) in reasonable detail of the activities to be performed to close the Mine and reclaim and rehabilitate the Property as required by applicable environmental or mining laws or regulations.  The Shareholders may approve the Operator’s recommendation with such changes to the Mine Closure Plan as the Shareholders deem necessary.

18.3

If the Shareholders approve the Operator’s recommendation under Section 18.2 as aforesaid, it shall cause the Operator to:

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

18.4

If the Shareholders do not approve the Operator’s recommendation contemplated in Section 18.2, the Operator shall maintain Production Operations in accordance with the Mine Maintenance Plan pursuant to Section 18.1.

45831571.5	40

19.

THE PROPERTY

19.1

Title to the Property shall be held in the name of the Company (or if required by the Government or Senegalese law, by the Company’s local subsidiary).

20.

INFORMATION AND DATA

20.1

At all times during the term of this Agreement, the duly authorized representatives of each Party shall, at its and their sole risk and expense and at reasonable intervals and times, have access to the Property and to all technical records and other factual engineering data and information relating to the Property which is in the possession of the Operator.

20.2

All information and data concerning or derived from the Property, the Company or Operations shall not be used to the detriment of any Party, shall be kept confidential and, as may be required by law, rule or regulation or by the order of a court or other governmental authority (and then, only to most limited extent required), shall not be disclosed to any person other than an Affiliate without the prior consent of all Parties which shall not be unreasonably withheld.

20.3

The Parties shall use their best endeavours to agree upon the wording of all public announcements and statements, including statements to Shareholders whether contained in an annual report, press release, or made at a general meeting or otherwise, relating to the Property and the subject matter of this Agreement.

21.

LIABILITY OF THE OPERATOR

21.1

Subject to Section 21.2, each Party, on a several basis only, shall indemnify and save the Operator harmless from and against any loss, liability, claim, demand, damage, expense, injury or death (including, without limiting the generality of the foregoing, legal fees) resulting from any acts or omissions of the Operator or its officers, employees, agents or sub-contractors related to the performance of its responsibilities set forth hereunder.

21.2

Notwithstanding Section 21.1, the Operator shall not be indemnified or held harmless by any of the parties for any loss, liability, claim, damage, expense, injury or death (including, without limiting the generality of the foregoing, legal fees) resulting from the negligence or misconduct (including but not limited to breaches of its obligations and omissions) of the Operator or its officers, employees, agents or sub-contractor.  The Operator agrees to indemnify the Parties and the Company for any losses, liabilities, claims, damages, expenses, injury or death (including legal fees) as a result of its gross negligence, intentional misconduct, fraud, misappropriation or material breach of its obligations set forth hereunder.

21.3

An act or omission of the Operator or its officers, employees, agents or sub-contractors done or omitted to be done:

(a)

at the direction, or within the scope of the direction, of the Shareholders; and

(b)

with the concurrence of the Shareholders; or

45831571.5	41

(c)

unilaterally and in good faith by the Operator to protect life or property; shall be deemed not to be negligence or misconduct.

21.4

The obligation of the other parties to indemnify and save the Operator harmless pursuant to Section 21.1 shall be in proportion to their respective Interests as at the date that the loss, liability, claim, demand, damage, expense, injury or death occurred or arose, and no other Party shall be required to pay its share unless Operator has first made a claim and received a pro rata payment from any affiliated Party.

22.

INSURANCE

22.1

The Shareholders shall cause the Operator to place and maintain with a reputable insurer or insurers, at the best available rates, such insurance, if any, as the Shareholders in their reasonable discretion deems advisable and in accordance with prudent industry practice in order to protect the Parties and the Company, who shall be named as co-insured beneficiaries under such policies together with such other insurance as any Party may by notice reasonably request.  The Operator shall also promptly comply with any insurance requirements of any lender to the Project.  The Operator shall, upon the written request of any Party, provide it with evidence of that insurance.

22.2

Section 22.1 shall not preclude any Party from placing, for its own account, insurance for greater or other coverage than that placed by the Operator.

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

24.2

No Party shall transfer, convey, assign, mortgage, Charge, or grant an option in respect of or grant a right to purchase or in any manner transfer or alienate all or any portion of its Percentage Interest or rights under this Agreement otherwise than in accordance with this Article  24.

24.3

Nothing in this Article  24 shall prevent:

45831571.5	42

(a)

a sale by any Party of all of its Percentage Interest or an assignment of all its rights under this Agreement to an Affiliate provided that such transfer is approved by the Government (if required) and such Affiliate first complies with the provisions of Section 15.13 hereof and agrees with the other Parties in writing to re-transfer such Percentage Interest to the originally assigning Party before ceasing to be an Affiliate of such Party;

(b)

a variation in Percentage Interests pursuant to Sections 7.8 or 10.2 hereof; or

(c)

a disposition pursuant to an amalgamation or corporate reorganisation which will have the effect in law of the amalgamated or surviving company possessing all the property, rights and interests and being subject to all the debts, liabilities and obligations of each amalgamating or predecessor company; or

(d)

any Charge or other encumbrance permitted under Article  12 or Cross Charge required under Section 15.2.

24.4

Prior to the Completion Date, the only remitted transfers shall be those described in Section 24.3.  Following the Completion Date, any of the Parties intending to dispose of all or any portion of its Percentage Interest or rights under this Agreement (in this Article  24 called the “Offeror”) shall first give Notice in writing to the other Parties (in this Article  24 called the “Offeree”) of such intention together with the terms and conditions on which the Offeror intends to dispose of its Percentage Interest or a portion thereof or rights under this Agreement.

24.5

If the Offeror receives any offer (the “Original Offer”) to dispose of all or any portion of its Percentage Interest or rights under this Agreement which it intends to accept, the Offeror shall not accept the same unless and until:

(a)

the Offeror has first offered to sell such Percentage Interest or rights to the Offeree on the same terms and conditions as in the offer received and the same has not been accepted by the Offeree in accordance with Section 24.7 hereof; and

(b)

the other Parties hereto have consented to such transfer, which consent will not be unreasonably withheld or delayed.

24.6

Any communication of an intention to sell pursuant to Section 24.4 or 24.5 hereof (the “Offer”) for the purposes of this Article  27 shall be in writing delivered in accordance with Article  27 hereof and shall:

(a)

set out in reasonable detail all of the terms and conditions of any intended sale;

(b)

if it is made pursuant to Section 24.4 hereof, include a photocopy of the Offer; and

(c)

if it is made pursuant to Section 24.5 hereof, clearly identify the offering Party and include such information as is known by the Offeror about such offering Party;

45831571.5	43

and such communication will be deemed to constitute an Offer by the Offeror to the Offerees to sell the Offeror’s Percentage Interest or its rights (or a portion thereof as the case may be) under this Agreement to the Offerees on the terms and conditions set out in such Offer.  For greater certainty it is agreed and understood that any Offer hereunder shall deal only with the disposition of the Percentage Interest or rights of the Offeror hereunder and not with any other interest, right or property of the Offeror and such disposition shall be expressed solely in monetary terms.  To the extent that some or all of the consideration contained in the Offer is comprised of non-cash consideration, the Parties must agree, within five (5) Business Days of delivery of such Offer pursuant to this Section 24.6, on the value of such non-cash consideration, failing which such non-cash consideration must be converted to cash consideration.

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

24.11

Before the completion of any sale by a Party of its Percentage Interest or rights or any portion thereof under this Agreement, the purchasing party shall enter into an agreement with the Parties not selling on the same terms and conditions as set out in this Agreement, which said agreement shall provide, in the case of the sale of a portion of an Offeror’s Percentage Interest, for the purchasing party to be deemed to have paid Costs in an amount equal to the product obtained by multiplying the aggregate unreimbursed Costs paid by the Offeror in the form of capital by a fraction, the numerator of which equals the Percentage Interest sold and the denominator of which equals the total Percentage Interest held by the Offeror before the sale, and the Offeror’s unreimbursed Costs shall be deemed to have been reduced accordingly.

45831571.5	44

24.12

In the event that an Offeror intends to transfer, convey, assign, mortgage or grant an option in respect or grant a right to purchase, or in any manner transfer or alienate less than all of its Percentage Interest except as security under Articles 12 and 15 and the Offeror is permitted under Section 24.9 to complete such disposition, the Offeror and the person making the original Offer shall deliver to the Offeree, prior to the completion of such disposition, an acknowledgement:

(a)

by the person making the Original Offer that it agrees to be bound by all of the provisions of this Agreement as if it were an original signatory to this Agreement;

(b)

by the Offeror that it shall not be released from any duties or obligations under this Agreement; and

(c)

that the person making the Original Offer shall be bound by and shall abide by any decision of the Shareholders, subject to any right it may have inter se with the Offeror respecting its right to elect not to contribute to a Program.

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

25.

TAXATION

25.1

All Costs incurred hereunder shall be for the account of the Party or Parties making or incurring the same; if more than one, then in proportion to their respective Percentage Interests (but, for the avoidance of doubt, not including Badr’s Percentage Interest) and each such Party on whose behalf any Costs have been incurred shall be entitled to claim all tax benefits, write-offs, and deductions with respect thereto.

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

45831571.5	45

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

26.4

If a force majeure event is reasonably foreseeable and relates to the Operators responsibilities, it shall be obligated to use its best efforts to avoid or at least minimize its effects.  Also, to the extent the Convention or any mineral concession with Senegal has more limited provisions relating to force majeure events applicable to the Operator’s or any other Party’s responsibilities hereunder, the provisions of this Section 26 shall be deemed modified so the force majeure exemption cannot be claimed by the Operator or another Party hereunder unless it is also recognized as such under the Convention or applicable concession.

27.

NOTICE

27.1

Every Notice shall be in writing and shall be given by the delivery of same or by mailing same by prepaid registered or certified mail or by sending same by telegram, telex, telecommunication or other similar form of communication, in each case addressed to the intended recipient at the address of the respective Party set out on the first page hereof or, if by facsimile, to the Company at (202) 662-4643, to Badr at 9662-605-1116, to Bendon at 9662-694-3466 and to Sabodala at (604) 331-8773.

27.2

A Notice given in accordance with Section 27.1 and any invoice given pursuant to Section 14.1 given in accordance with Section 27.1 will be treated as having been received:

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

45831571.5	46

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

29.

AMENDMENTS

29.1

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, memoranda, correspondence, communications, negotiations and representations, whether oral or written, express as implied, statutory or otherwise between the Parties as any of them with respect to the subject matter hereof.  An amendment or variation of this Agreement shall only be binding upon a Party if evidenced in writing executed by that Party.

30.

TERM

30.1

Unless terminated by agreement of all parties or as a result of one Party acquiring a one hundred percent (100%) Percentage Interest or pursuant to Section 17.3 above, this Agreement shall remain in full force and effect.  Termination of this Agreement shall not, however, relieve any Party from any obligations theretofore accrued but unsatisfied, nor from its obligations with respect to rehabilitation of the Property and reclamation and the representations in Section 3.2(i)

31.

SURVIVAL AND SEVERABILITY

31.1

If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

31.2

The terms of Article  35 shall survive the termination or expiration of this Agreement.

32.

FURTHER ASSURANCES

32.1

Each Party must do, sign, execute and deliver and must ensure that each of its employees and agents does, signs, executes and delivers all deeds, documents, instruments and acts reasonably required of it or them by Notice from another Party effectively to carry out and give full effect to this Agreement and the rights and obligations of the Parties under it.

33.

TIME OF ESSENCE; COUNTERPARTS

33.1

Time is of the essence of this Agreement.

45831571.5	47

33.2

This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which shall constitute one and the same Agreement.

34.

SUCCESSORS AND ASSIGNS

34.1

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns which have a Percentage Interest.

35.

DISPUTE RESOLUTION

35.1

Any dispute, claim or controversy arising out of or relating to this Agreement, or the performance, breach, validity, interpretation, application or termination thereof (“Dispute”), shall be resolved in accordance with the procedures specified in this Article  35, which shall be the sole and exclusive procedures for the resolution of any such Disputes.

35.2

In the event of any Dispute, the Parties shall first attempt in good faith to resolve such Dispute promptly by negotiation between representatives who have authority to settle the Dispute.  Any Party may give the other Party written notice of any Dispute not resolved in the normal course of business.  Within fifteen (15) days after delivery of the notice, the receiving Party shall submit to the other a written response.  The notice and the response shall each include (a) a statement of the Party’s position and a general summary of arguments supporting that position, and (b) the name and title of the person(s) who will represent that Party in the negotiations.  Within thirty (30) days after delivery of the notice of Dispute, the representatives of the Parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the Dispute.  All reasonable requests for information made by one Party to the other will be honored; however, no Party is required to provide confidential, trade secret, proprietary or privileged information.  All negotiations pursuant to this clause are confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.  If a Party refuses to negotiate as provided herein, any other Party may immediately initiate arbitration as provided in Section 35.4.

35.3

If any Dispute has not been resolved by negotiation as set out above within forty-five (45) days of delivery of the notice of Dispute, or if the Parties failed to meet within thirty (30) days of delivery of the notice of Dispute, the Parties shall endeavor to settle the Dispute by good faith mediation.  Upon the expiration of the negotiating period, any Party may give written notice of mediation.  The Parties shall attempt to agree upon a qualified, neutral individual who shall serve as mediator.  If the Parties fail to agree upon a mediator within fifteen (15) days of delivery of the notice of mediation, the mediator will be appointed by the American Arbitration Association from its roster of neutral mediators.  The mediation shall occur in Paris, France within thirty (30) days after appointment of a mediator, or at such other time and place as the Parties may agree.  Any Dispute which remains unresolved forty-five (45) days after appointment of a mediator shall be settled by arbitration in accordance with Section 35.4 of this Agreement.  If a Party refuses to participate in the mediation process as provided herein, any other Party may immediately initiate arbitration as provided in Section 35.4 of this Agreement.  Unless otherwise agreed by the Parties or ordered by the Arbitral Tribunal in a subsequent

45831571.5	48

 arbitral proceeding as provided herein, the Parties shall bear the cost of the mediation equally between them.  In the event that either Party fails or refuses to participate in mediation in good faith as provided herein, the Arbitral Tribunal in any subsequent arbitration is authorized to determine whether the failure to participate in the mediation was due to the bad faith of a Party, and if so may award to the other Party all costs associated with the mediation efforts, including attorneys’ fees and costs, mediator’s fees, and administrative fees, if any.  Other than with respect to its occurrence or the failure to occur, the mediation is in all respects confidential and shall be treated as compromise and settlement negotiations for purposes of applicable rules of evidence.  The mediator may not serve as an arbitrator in any subsequent arbitration proceedings concerning the Dispute.

35.4

Any Dispute which has not been resolved by a non-binding procedure as provided in Sections  35.2 and 35.3 within sixty (60) days of the initiation of such procedure, shall be finally resolved by arbitration under the then current United Nations Commission on International Trade Law Arbitration Rules (“UNCITRAL Rules”) in effect as of the date of this Agreement, and judgment on the award may be entered in any court having jurisdiction thereof.

35.5

In the event that any Party’s claim or counterclaim equals or exceeds one million Dollars ($1,000,000), exclusive of interest or attorneys’ fees, the Dispute shall be heard and determined by three (3) arbitrators, each of whom shall be independent and impartial; otherwise, the Dispute shall be heard and determined by one (1) arbitrator.  The AAA shall be the Appointing Authority, as defined in the UNCITRAL Rules, for purposes of this Agreement.  In the event that one (1) arbitrator shall hear the Dispute, the Parties shall attempt to agree upon a qualified individual to serve as arbitrator.  If the Parties are unable to so agree within thirty (30) days of the response to the notice of arbitration, then the arbitrator shall be selected and appointed in accordance with the UNCITRAL Rules.  In the event that three arbitrators shall hear the Dispute, each Party shall, within thirty (30) days after commencement of the arbitration, select one person to act as arbitrator.  The two (2) arbitrators so selected shall, within fifteen (15) days of their appointment, select a third arbitrator who shall serve as the chairperson of the Arbitral Tribunal.  The arbitrators selected shall be qualified by education, training, and experience to hear and determine matters in the nature of the Dispute.  If a Party fails to appoint an arbitrator as provided herein, or if the arbitrators selected by the Parties are unable or fail to agree upon a third arbitrator within twenty (20) days of their appointment, then that arbitrator shall be selected and appointed in accordance with the UNCITRAL Rules.  Should an arbitrator die, resign, refuse to act, or become incapable of performing his or her functions as an arbitrator, the Appointing Authority may declare a vacancy on the Arbitral Tribunal.  The vacancy shall be filled by the method by which that arbitrator was originally appointed.  The arbitrator(s) shall be bound by and shall follow the then current International Bar Association standards of Ethics for International Arbitrators.  As used herein, the expression “Arbitral Tribunal” includes a sole arbitrator or all the arbitrators where more than one.

35.6

The language of the arbitration shall be English.  The seat of the arbitration shall be Paris, France.  Upon agreement of the Parties and the arbitrator(s), pre-hearing conferences may be held in other locations, however the seat of the arbitration will be deemed to remain unchanged and any awards or orders will be deemed to have been made at the seat of the arbitration.

45831571.5	49

35.7

The Arbitral Tribunal shall determine the matters at issue in the Dispute in accordance with the substantive law of New York.  The arbitration proceedings shall be governed by this Agreement, the UNCITRAL Rules, the procedural arbitration laws of France and by the United Nations Convention on the Recognition and Enforcement of Foreign Arbitral Awards.  The Arbitral Tribunal shall decide the issues submitted as arbitrators at law only and shall base its award, and any interim awards, upon the terms of this Agreement and the laws of New York.  The Arbitral Tribunal is not empowered to and shall not act as amiable compositeur or ex aequo et bono.

35.8

At the request of a Party, the Arbitral Tribunal may take such interim measures and make such interim orders as it deems necessary, including measures for the preservation of assets, the conservation of goods, or the sale of perishable goods.  The Arbitral Tribunal may require appropriate security as a condition of ordering such measures.  At any time after the Arbitral Tribunal is constituted and upon motion of any Party, the Tribunal shall hear and determine any preliminary issue of law asserted by a Party to be dispositive, in whole or in part, of any claim or defense, pursuant to such procedures as the Tribunal deems appropriate.  At any time after the Arbitral Tribunal is constituted and upon motion of any Party, the Tribunal may summarily determine and dismiss, in whole or in part, any claim or issue in dispute (a) if the Party asserting it has failed to state a claim as a matter of law, or (b) if the pleadings and evidence show that no genuine issue of material fact exists with respect to any element of the claim or defense and that the moving Party is entitled to disposition of the claim or defense as a matter of law.  If the Arbitral Tribunal deems it appropriate, keeping in mind the expedited and efficient nature of arbitration, the arbitral proceedings may be bifurcated according to claims or issues, and claims or issues may be heard and determined separately as may be appropriate.

35.9

Pursuant to a schedule to be established by the Arbitral Tribunal, the Parties shall exchange those documents upon which the producing Party may rely in support of any claim or defense.  The Parties may further exchange documents in response to written requests for disclosure of non-privileged documents directly relevant to the determination of the issues presented for determination by the Tribunal.  Any dispute regarding such requests for disclosure or the adequacy of any Party’s disclosures shall be determined by the Tribunal consistent with the expedited nature of arbitration.  The Arbitral Tribunal shall take into account applicable principles of legal privilege and related protections, such as those involving the confidentiality of communications between a lawyer and a client and the work product of a lawyer, and no Party or witness may be required to waive any privilege recognized at law.  The Arbitral Tribunal shall issue orders as reasonably necessary to protect the confidentiality of proprietary information, trade secrets, and other sensitive information disclosed.

35.10

All awards shall be in writing and shall state the reasoning upon which the award rests.  Any award shall be made and signed by at least a Simple Majority of the arbitrators.  The Parties hereby waive any claim to exemplary, punitive, or similar damages in excess of compensatory damages, attorneys’ fees, costs, and expenses of arbitration, and the Arbitral Tribunal is not empowered to and shall not award exemplary, punitive, or similar damages in excess of compensatory damages and attorneys’ fees, costs, and expenses of mediation and arbitration.  The Arbitral Tribunal is expressly empowered to grant any remedy or relief not expressly

45831571.5	50

prohibited herein available under the applicable law, including but not limited to specific performance of this Agreement to the extent allowed by law, declaration of the validity, meaning, and effect of this Agreement and the rights or duties of the Parties hereunder, and, to the extent allowed by law, prohibiting or mandating actions by a Party with respect to the performance of this Agreement or matters arising out of or in connection therewith.  In its award, the Arbitral Tribunal may apportion the costs of arbitration between or among the Parties in such manner as it deems reasonable, taking into account the circumstances of the case, the conduct of the Parties during the proceedings, and the result of the arbitration, including requiring one Party to bear all or the majority of such costs.  Unless otherwise ordered by the Arbitral Tribunal as part of its award, each Party shall bear its own costs and expenses and the costs of arbitration, including the fees and expenses of the arbitrator(s) and of any expert or other assistance engaged by the Tribunal, shall be borne by the Parties to the arbitration in equal shares.

35.11

The failure or refusal of any Party, having been given due notice thereof, to participate at any stage of the dispute resolution proceedings shall not prevent the proceedings from continuing, nor shall such failure or refusal impair the validity of the award or cause the award to be void or voidable, nor shall it be a basis for challenge of the validity or enforceability of the award or of the arbitration proceedings.  If any Party fails to timely pay an advance on fees and costs ordered by the Arbitral Tribunal within twenty (20) days after the date set for such deposit, that Party shall be deemed to be in default.  The Tribunal shall then determine whether the funds on deposit are sufficient to satisfy the anticipated estimated expenses for the proceeding to continue on an expedited basis without the participation of the defaulting Party.  If so, the proceeding will continue without the participation of the defaulting Party, and the Tribunal may enter an award on default.  Prior to entering an award on default, the Tribunal shall require the non-defaulting Party to produce such evidence and legal argument in support of its contentions as the Tribunal may deem appropriate.  The Tribunal may receive such evidence and argument without the defaulting Party’s presence or participation.  If the funds on deposit are deemed insufficient to satisfy the estimated costs of continuing as provided herein, the non-defaulting Party may make all of part of the requested deposit in an amount sufficient to allow the proceeding to continue without the participation of the defaulting Party.  If the non-defaulting Party chooses not to make the requested deposit, the Arbitral Tribunal may suspend or terminate the proceedings.

35.12

In accepting appointment, each arbitrator shall commit that his/her schedule permits him/her to devote the reasonably necessary time and attention to the arbitration proceedings and to resolving the Dispute within the time periods set by this Agreement and by the UNCITRAL Rules.  Any time limits set out in this dispute resolution agreement or in the UNCITRAL Rules may be modified upon written agreement of the Parties and the Arbitral Tribunal or by order of the Arbitral Tribunal.  Any failure of the Arbitral Tribunal to satisfy such time limits or to render a final award within the time specified shall not impair the validity of the award or cause the award to be void or voidable, nor shall it be a basis for challenge of the validity or enforceability of the award or of the arbitration proceedings.

45831571.5	51

35.13

At any time after submission of a written notice of dispute, any Party may request a court of competent jurisdiction to grant interim measures of protection: (a) to preserve the status quo pending resolution of the dispute; (b) to prevent the destruction of documents and other information or things related to the dispute; (c) to prevent the transfer, dissipation, or hiding of assets; and/or (d) to aid the arbitral proceedings and the award.  A request for such interim measures to a judicial authority shall not be deemed incompatible with or a waiver of a Party’s right to arbitrate a dispute.  The Parties agree that a court at the seat of the arbitration at the request of a Party, or the Arbitral Tribunal with the consent of all Parties, may consolidate two or more arbitral proceedings among the Parties to this Agreement if there exist common questions of law or fact.

35.14

Unless the Parties agree otherwise, the Parties, the arbitrator(s), and the Appointing Authority shall treat the dispute resolution proceedings provided for herein, any related disclosures, and the decisions of the Arbitral Tribunal, as confidential, except in connection with judicial proceedings ancillary to the dispute resolution proceedings, such as a judicial challenge to, or enforcement of, the arbitral award, and unless otherwise required by law to protect a legal right of a Party.

45831571.5	52

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day, month and year first above written.

OROMIN JOINT VENTURE GROUP LTD. Signed: “Gerald McDuffee” Per: Authorized Signatory
BENDON INTERNATIONAL LTD. Signed: “Gerald McDuffee” Per: Authorized Signatory
BADR INVESTMENT & FINANCE COMPANY Signed: “Ayman Fadil” Per: Authorized Signatory
SABODALA HOLDING LIMITED Signed: “Chet Idziszek” Per: Authorized Signatory

45831571.5

SCHEDULE A

MEMORANDUM OF ASSOCIATION

SCHEDULE B

ARTICLES OF ASSOCIATION

SCHEDULE C

ACCOUNTING PROCEDURE

1.

INTERPRETATION

1.1

In this Schedule “C” the following words, phrases and expressions shall have the following meanings:

(a)

“Agreement” means the Agreement to which this Accounting Procedure is attached as Schedule “C”.

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

(f)

“Employee Benefits” means the Operator’s cost of holiday, vacation, sickness, disability benefits, field bonuses, paid to and the Operator’s costs of established plans for employee’s group life insurance, hospitalisation, pension, retirement and other customary plans maintained for the benefit of Employees and Personnel, as the case may be, which costs may be charged as a percentage assessment on the salaries and wages of Employees or Personnel, as the case may be, on a basis consistent with the Operator’s cost experience.

(g)

“Field Offices” means the necessary sub-office or sub-offices in each place where Operations are being conducted.

(h)

“Government Contributions” means the cost or contributions made by the Operator pursuant to assessments imposed by governmental authority which are applicable to the salaries or wages of Employees or Personnel, as the case may be.

45831571.5	2

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

(l)

“Operating Account” means the books of account maintained by the Operator to record all costs, expenses, credits and other transactions arising out of or in connection with Operations.

(m)

“Reasonable Expenses” means the reasonable expenses of Employees or Personnel, as the case may be, for which those Employees or Personnel may be reimbursed under the Operator’s usual expense account practice; including without limiting generality, any relocation expenses necessarily incurred in order to properly staff Operations if the relocation is approved by the Management Committee.

(n)

“Supervision Office” means the Operator’s offices or department within the Operator’s offices from which Operations are generally supervised.

1.2

All other capitalised terms shall have the meaning ascribed to them in the Agreement.

2.

DIRECT CHARGES

2.1

The Operator shall charge the Operating Account with the following items:

2.1

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

(ii)

The Reasonable Expenses of the Employees; and

45831571.5	3

(iii)

Employee Benefits and Government Contributions in respect of the Employees in an amount proportionate to the charge made to the Operating Account in respect to their salaries and wages.

(c)

Office Maintenance:

The cost or a pro rata portion of the costs, as the case may be, of maintaining and operating the Offices.  The basis for charging the Operating Account for Office maintenance costs shall be as follows:

(i)

the expense of maintaining and operating Field Offices, less any revenue therefrom; and

(ii)

that portion of the reasonable cost maintaining and operating the Supervision Offices which cannot be charged directly to the Operating Account and which are attributable to the support of Operations.

(d)

Material:

Material purchased or furnished by the Operator for use on the Property as provided under Article  3 of this Schedule “C”.

(e)

Transportation Charges:

The cost of transporting Employees and Material necessary for Operations.

(f)

Service Charges:

(i)

The cost of services and utilities procured from outside sources other than services covered by Section 2.1(h).  The cost of consultant services shall not be charged to the Operating Account unless the retaining of the consultant is approved in advance by the Management Committee but if not so charged the cost of such services shall be included as Costs of the Participant retaining such consultant; and

(ii)

Use and service of equipment and facilities furnished by the Operator as provided in Section 4.5 of this Schedule “C”.

(g)

Damage and Losses to Assets:

All costs necessary for the repair or replacement of Assets made necessary because of damages or losses by fire, flood, storms, theft, accident or other cause.  The Operator shall furnish each Participant with written particulars of the damages or losses incurred as soon as practicable after the damage or loss has been discovered.  The proceeds, in any, received on claims against any policies of insurance in respect of those damages or losses shall be credited to the Operating Account.

45831571.5	4

(h)

Legal Expense:

All costs of handling, investigating and settling litigation or recovering the Assets, including, without limiting generality, attorney’s fees, court costs, costs of investigation or procuring evidence and amounts paid in settlement or satisfaction of any litigation or claims; provided, however, that, unless otherwise approved in advance by the Management Committee, no charge shall be made for the services of the Operator’s legal staff or the fees and expenses of outside solicitors.

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

(m)

Overhead Charges:

An overhead charge equal to 10% of all Costs prior to the date on which an effective Production Notice is given and 5% of all Costs following such date.

(n)

Such other costs and expenses which are not covered or dealt with in the foregoing provisions of this Section 2.1 of this Schedule  “C” as are incurred with the approval of the Management Committee for Operations or as may be contemplated in the Agreement.

45831571.5	5

3.

PURCHASE OF MATERIAL

3.1

The Operator shall purchase or rent all Materials for Operations.

3.2

Materials purchased and services procured by the Operator directly for Operations shall be charged to the Operating Account at the price paid by the Operator less all discounts actually received.

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

3.5

Notwithstanding the foregoing provisions of this Article  3, the Operator shall be entitled to supply for use in connection with Operations equipment and facilities which are owned by the Operator and to charge the Operating Account with such reasonable costs as are commensurate with the ownership and use thereof.

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

4.4

The net revenues received from the sale of any Material to third parties or to a Participant shall be credited to the Operating Account.

5.

INVENTORIES

5.1

The Operator shall maintain records of Material in reasonable detail and records of Controllable Material in detail.

45831571.5	6

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

5.3

Forthwith after performing a Count, the Operator shall reconcile the inventory with the Operating Account and provide each Participant with a statement listing the overages and shortages of inventory.

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

6.3

Notwithstanding Sections 6.1 and 6.2 of this Schedule “C”, the Operator may make adjustments to an invoice or statement that arise out of a physical inventory of Material or Assets.

6.4

Prior to the Completion Date, a Participant shall be entitled, upon notice to the Operator, to request that the independent external auditor of the Operator provide that Participant with its opinion that any invoice or statement delivered pursuant to the Agreement in respect of the period referred to in Section 6.1 of this Schedule “C” has been prepared in accordance with this Agreement.

6.5

The time for giving the audit opinion contemplated in Section 6.4 of this Schedule “C” shall not extend the time for the taking of exception to and making claims on the Operator for adjustment as provided in Section 6.1 of this Schedule “C”.

6.6

The cost of the auditor’s opinion referred to in Section 6.4 of this Schedule “C” shall be solely for the account of the Participant requesting the auditor’s opinion, unless the audit disclosed an error in excess of ten percent (10%) adverse to that Participant, in which case the cost shall be solely for the account of the Operator.

6.7

After the Completion Date, the Operator shall cause the books and records related to Operations to be audited by a national firm of chartered accountants designated by the Operator (which may be the auditor of the Operator) and:

45831571.5	7

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

45831571.5	8

SCHEDULE D

FORM OF CROSS CHARGE

THIS DEED is made the (*) day of (*), 200(*).

BETWEEN:

SABODALA HOLDING LIMITED, a company incorporated under the laws of the British Virgin Islands having its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, British Virgin Islands

(“Sabodala”)

OF THE FIRST PART

AND:

BENDON INTERNATIONAL LTD., a company incorporated under the laws of the British Virgin Islands having its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, British Virgin Islands

(“Bendon”)

OF THE SECOND PART

RECITALS:

R.1

Sabodala and Bendon are Parties under the Shareholders Agreement defined below.

R.2

Pursuant to the terms of the Shareholders Agreement, certain moneys will become payable by each Party to the Operator, on the terms set out therein.

R.3

Pursuant to the terms of the Shareholders Agreement, each of the Parties is required to enter into a cross charge in the terms of this Deed, to secure the performance of its obligations under the Shareholders Agreement with respect to its payment of Production Costs.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises, and of the mutual covenants and agreements herein contained, the Parties hereto have agreed and do hereby agree as follows:

1.

DEFINITIONS AND INTERPRETATION

1.1

In this Deed, unless the contrary intention appears:

(a)

“Assets” has the same meaning as in the Shareholders Agreement.

(b)

“Business Day” has the same meaning as in the Shareholders Agreement.

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

 (j)

“Corporations Law” means the BVI Business Companies Act, 2004, and includes any legislation amending or replacing the Corporations Law.

(k)

“Deed” means this deed (including the Schedules) as it may from time to time be amended, varied, supplemented or assigned, and includes any deed or variation hereof.

(l)

“Default” means any of the events specified in Article  7 of this Deed.

(m)

“Defaulting Party” has the same meaning as in Article  15 of the Shareholders Agreement.

(n)

“Land” means any interest in land or right in respect of land, including leases, licenses, easements and access rights.

(o)

“Mining Convention” has the same meaning as in the Shareholders Agreement.

(p)

“Moneys Secured” means, in relation to each Charger, all moneys that became due and payable by the Charger to the Chargee pursuant to the Shareholders Agreement or this Deed.

(q)

“Notice” has the same meaning as in the Shareholders Agreement.

(r)

“Operator” has the same meaning as in the Shareholders Agreement.

(s)

“Parties” has the same meaning as in the Shareholders Agreement.

45831571.5	2

(t)

“Percentage Interest” shall have the meaning ascribed to it in the Shareholders Agreement and includes the benefit of all contracts and arrangements in respect of the Company.

(u)

“Products” has the same meaning as in the Shareholders Agreement.

(v)

“Property” has the same meaning as in the Shareholders Agreement.

(w)

“Receiver” includes a receiver and a receiver and manager and includes also the Chargee exercising the powers authorities and discretions of a receiver.

(x)

“Security Interest” means any bill of sale, mortgage, charge, lien, pledge, hypothecation, title retention arrangement, trust or power, as or in effect as security for the payment of a monetary obligation or the observance of any other obligation.

(y)

“Shareholders” has the same meaning as in the Shareholders Agreement.

(z)

“Shareholders Agreement” means the Shareholders Agreement dated December ___, 2006 among the Parties and Badr Investment & Finance Company, as amended or supplemented from time to time.

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

45831571.5	3

2.

CHARGE

2.1

For the purpose of better securing the performance by each Party of its obligations under the Shareholders Agreement, each Party as the Charger hereby charges in favour of each other Party and the Operator as the Chargee with due and punctual performance of all of the Charger’s obligations under the Shareholders Agreement, all of the Charger’s present and future right, title and interest in to and under:

(a)

its Percentage Interest; and

(b)

the Shareholders Agreement.

2.2

This Deed creates a separate Charge by each Charger over the Charger’s right, title and interest in and to the Charged Property.

2.3

This Charge shall not be executed and created until the commencement of Production Operations.

3.

RANKING OF CHARGE

3.1

The Charge created by each Party under this Deed shall rank as a first ranking charge over all of the Charged Property, subject, however, to full subordination behind any Third Party Development Debt (as defined in the Shareholders Agreement).

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

(v)

the benefit of any contracts;

(b)

the Shareholders Agreement; and

(a)

(in the case of the Operator as the Charger) Products which may be required to repay any production financing obtained by that Party;

45831571.5	4

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

5.2

As regards that part of the Charged Property over which the Charge is fixed, the Charger shall not deal with that property in any manner except in accordance with the Shareholders Agreement or as otherwise permitted by the Chargee.

6.

PROHIBITION ON FURTHER SECURITY INTERESTS

6.1

Except as otherwise permitted under the Shareholders Agreement, the Charger shall not create or suffer to exist any Security Interests over all or any of the Charged Property over which the Charge is fixed, without prior written consent of the Chargee.

7.

EVENTS OF DEFAULT

7.1

A Default shall occur if, for whatever reason the Charger fails to pay any contribution for Production Costs which are payable by the Charger under Article  15 of the Shareholders Agreement and such failure continues for a period of thirty (30) Business Days following the delivery of a Notice from the Operator under Section 15.4 of the Shareholders Agreement.

8.

POWERS AND RIGHTS ON CHARGE BECOMING ENFORCEABLE

a.1

If a Default occurs, then the Charge shall become enforceable and the Chargee may take any action or proceeding necessary or desirable to exercise or enforce any right conferred by this Deed.

45831571.5	5

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

(b)

do all of the things necessary to procure that the Charger complies with all of its obligations under the Shareholders Agreement, including the obligation to sell and assign its interest under the Shareholders Agreement to one or more of the other Parties, if required to do so under the terms of the Shareholders Agreement;

(a)

to do all of the things necessary to protect and preserve the Charged Property;

45831571.5	6

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

45831571.5	7

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

CHARGEE MAY EXERCISE RECEIVER'S POWERS

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

14.

APPLICATION OF MONEYS

14.1

All moneys received by or on behalf of any receiver or the Chargee under or by virtue of the Charge shall be applied as follows unless the Shareholders determine otherwise:

(a)

first, in payment or reimbursement of all costs and expenses incurred by the Operator in taking delivery of and selling the share of Products to which the Defaulting Party would, but for its default, have been entitled;

(b)

second, against any Interest which has accrued pursuant to Section 15.9 of the Shareholders Agreement;

(c)

third, against any unpaid contributions for Production Costs and Interest of the Defaulting Party which have not been paid by any other Party under Section 15.7 of the Shareholders Agreement;

(d)

fourth, in payment on a pro rata basis without preference to the non-Defaulting Parties of any amounts owing to them under Section 15.7 of the Shareholders Agreement;

45831571.5	8

(e)

fifth, towards discharge of any other of the Defaulting Party’s obligations under Article  15 of the Shareholders Agreement; and

(f)

the balance must be paid to the Defaulting Party.

14.2

The money to be paid to the Chargee shall be distributed among the Parties comprising the Chargee pro rata the respective proportions in which they are entitled to receive payment of the Moneys Secured.

15.

COVENANTS OF CHARGEE IN RELATION TO CHARGEE’S POWERS

15.1

In exercise of the power of sale conferred under this Deed, the Chargee shall comply with the requirements of the Shareholders Agreement regarding assignment of Percentage Interests thereunder.

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

17.

LIMITATION ON CHARGEE'S LIABILITIES AND RESPONSIBILITIES

17.1

Except in the case of negligence or wilful act or neglect, the Chargee and any receiver shall not be answerable or accountable for any losses of any kind whatsoever which may happen in or about the exercise or attempted exercise of any of the Chargee’s Powers.

a.2

The Chargee shall not, by reason of the Chargee or a receiver entering into and taking possession of the Charged Property or any part or parts thereof, be liable to account as Chargee in possession for anything except actual receipts or be liable for any loss on realisation or for any default or omission for which a Chargee in possession might otherwise be liable.

45831571.5	9

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

45831571.5	10

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

(f)

by any other matter whatsoever.

45831571.5	11

19.2

Nothing herein or in any further or other assurance or Collateral Security taken by the Chargee shall extinguish, merge, postpone, lessen or otherwise prejudice the Charge hereby created.

20.

REGISTRATION

20.1

Each corporate Charger shall within the time limits prescribed under any applicable laws, at the cost and expense of the Charger duly register, record or file this Deed or a copy thereof in each place where it is necessary so to do in order to perfect or preserve the Charge and the priority of the Charge and the enforceability of the Charge in accordance with its terms.

21.

ASSIGNMENT

21.1

This Deed shall be binding upon and inure to the benefit of the Charger, the Chargee and the respective successors, transferees and assigns of their respective rights and interests under the Shareholders Agreement.

21.2

In this Deed, references to the Charger and the Chargee, shall be deemed to be references to or include as appropriate, their respective successors, transferees and assigns of their respective rights and interests under the Shareholders Agreement.

22.

TERM AND DISCHARGE OF SECURITY

22.1

The Charge shall continue in force until such time as the Shareholders Agreement has been terminated in accordance with the provisions thereof, and full settlement has been made between the Parties to the Shareholders Agreement.  The continuance of the Charge shall not be affected by any settlement of account, intervening payment or other matter or thing whatsoever.

22.2

Upon termination of the Charge in accordance with the terms of this Deed, the Chargee shall at the request and expense of the Charger discharge, surrender or release the Charged Property from the Charge.

22.3

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

22.4

The provisions of this Deed shall survive for so long as may be necessary or desirable to give full effect thereto.

23.

GENERAL

23.1

All Notices to be given by or pursuant to this Deed shall be given in accordance with the provisions of the Shareholders Agreement regarding the service of Notices.

45831571.5	12

23.2

This Deed shall be governed by and construed in accordance with the laws in force in the British Virgin Islands and the parties hereby irrevocably attorn to the jurisdiction of the courts thereof.

23.3

This Deed is subject to any and all approvals as may be required under Le Code Miner of 1992 the République du Sénégal or any successor statute thereto and the parties covenant and agree to each use their best efforts to obtain any and all such approvals as may be necessary in order to give effect to the provisions of this Deed.

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

Executed by the parties as a deed.

SABODALA HOLDING LIMITED Signed: (“Chet Idziszek”) Per: Authorized Signatory
BENDON INTERNATIONAL LTD. Signed: (“Gerald McDuffee”) Per: Authorized Signatory

45831571.5	13

SCHEDULE E

MINING CONVENTION

AMENDMENT

THIS AMENDMENT AGREEMENT (this “Amendment”), dated as of January 1, 2007, relating to the Shareholders Agreement, dated as of December 18, 2006.

BETWEEN:

OROMIN JOINT VENTURE GROUP LTD., a company incorporated under the laws of the British Virgin Islands having its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, British Virgin Islands

(the “Company”)

OF THE FIRST PART

AND:

BADR INVESTMENT & FINANCE COMPANY, a company incorporated under the laws of Panama having an office at P.O. Box 9966, Jeddah 21413, Kingdom of Saudi Arabia

(“Badr”)

OF THE SECOND PART

AND:

BENDON INTERNATIONAL LTD., a company incorporated under the laws of the British Virgin Islands having its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, British Virgin Islands

(“Bendon”)

OF THE THIRD PART

AND:

SABODALA HOLDING LIMITED, a company incorporated under the laws of the British Virgin Islands having its registered office at Craigmuir Chambers, P.O. Box 71, Road Town, British Virgin Islands

(“Sabodala”)

OF THE FOURTH PART

45869980.5

WHEREAS:

A.

The Company, Badr, Bendon and Sabodala entered into a Shareholders Agreement, dated as of December 18, 2006 (the “Agreement”);

B.

The aforesaid Parties now wish to amend certain provisions of the Agreement to reflect, among other items, the elimination of the Overhead Charge as of January 1, 2007;

C.

In consideration of the mutual promises contained herein and other good and valuable consideration, the Company, Badr, Bendon and Sabodala have agreed to enter into this Amendment.

NOW THEREFORE THIS AMENDMENT WITNESSES in consideration of the mutual promises contained in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

1.

INTERPRETATION

1.1

Wherever used in this Amendment, unless the context requires otherwise:  (i) terms defined in the recitals shall have the meanings assigned to them in such recitals and (ii) terms not otherwise defined herein that are defined in the Agreement shall have the same meanings when used in this Amendment.

1.2

Except as set forth in clause 2 (Amendatory Provisions) below, Article 1 (Interpretation) of the Agreement shall apply herein, mutatis mutandis, as if set out in this Amendment in full.

1.3

Reference to the word Section in this Amendment shall mean a Section in the Agreement.

1.4

Reference to the word Article in this Amendment shall mean an Article in the Agreement.

2.

AMENDATORY PROVISIONS

2.1

In Section 1.1 (Interpretation), the phrase in parentheses shall be deleted from the definition of the term Costs appearing in Section 1.1(t).

2.2

In Section 1.1 (Interpretation), subsection (i) shall be deleted from the definition of the term Development Costs appearing in Section 1.1(x).

45869980.5	2

2.3

In Section 1.1 (Interpretation), the phrase, “including the Overhead Charge,” shall be deleted from the definition of the term Exploration Costs appearing in Section 1.1(cc).

2.4

In Section 1.1 (Interpretation), the definition of the term, Overhead Charge, which is located in Section 1.1(ss), shall be deleted in its entirety.  However, the numbering for subsequent clauses in Section 1.1 shall not be changed on account of such deletion.

2.5

In Section 1.1 (Interpretation), the phrase, “including the Overhead Charge,” shall be deleted from the definition of the term Production Costs appearing in Section 1.1(yy).

2.6

Article 11 (Overhead Charges) shall be deleted in its entirety.  However, the numbering for subsequent Articles shall not be changed on account of such deletion.

2.7

In Section 2.1 (Direct Charges) of Schedule C (Accounting Procedure) to the Agreement, subsection (m) (Overhead Charges) shall be deleted in its entirety.

2.8

Section 4.14 (Directors and Shareholders) shall be amended by adding the following new second sentence:

“Notwithstanding the foregoing, in the event that the Percentage Interest owned by the Operator (together with any Percentage Interest owned by its Affiliate, if applicable) falls below a twenty percent (20%) Percentage Interest, then the Operator’s Representative shall no longer be the chairman of Shareholders’ meetings, and the Shareholders who are present shall instead elect a chairman from amongst their number; provided, however, that in the event the reduction in Operator’s Percentage Interest below the twenty percent (20%) threshold is solely due to a sale by the Operator of part of its Percentage Interest as a Remaining Shareholder (defined below) who has elected to receive the benefits of its tag-along rights pursuant to Sections 24.14(c) and (d) below, then the twenty percent (20%) threshold shall be reduced to ten percent (10%) for purposes hereof.”

2.9

Section 5.3(a) (Operator) shall be modified by adding the following language at the end:

“; provided, however, that with respect to the initial Operator which is Sabodala, in the event that Sabodala’s Percentage Interest in the Company is reduced below twenty percent (20%) by sale or other transfer, then the remaining Shareholders other than Sabodala or any transferee or successor owner of Sabodala’s shares may remove the initial Operator upon one (1) month’s notice and designate a new Operator; provided, further, that in the event the reduction in Operator’s Percentage Interest below the twenty percent (20%) threshold is solely due to a

45869980.5	3

 sale by the Operator of part of its Percentage Interest as a Remaining Shareholder (defined below) who has elected to receive the benefits of its tag-along rights pursuant to Sections 24.14(c) and (d) below, then the twenty percent (20%) threshold shall be reduced to ten percent (10%) for purposes hereof.  Additionally, if the transferee or successor owner of Sabodala’s shares is a third-party recipient of such shares as a result of Sabodala’s exercise of its tag-along rights, then the above-referenced voting restriction shall not be applicable to such third party.”

2.10

Section 24.2 (Partition and Restriction on Alienation) shall be modified by adding the following new sentence at the end:

“If the ultimate owner(s) of a Party that is a Shareholder have/has established or own one or more controlled entities whose sole or primary business relates to the Property between themselves and the ownership of their/its Percentage Interest in the Company and they/it attempt(s) to transfer, convey, assign, mortgage, Charge, grant an option in respect of or grant a right to purchase all or any portion of their/its direct or indirect interest in such Shareholder rather than effect a direct transfer of such Shareholder’s Percentage Interest or rights under this Agreement, then such upper-tier direct or indirect transfer, conveyance, etc. shall be covered by the provisions and restrictions of this Article 24 in the same manner as a direct transfer of said Shareholder’s Percentage Interest in the Company; provided, however, that in the event the provisions of Section 24.4 or 24.5 are applicable to such upper-tier transfer, the other Shareholders may elect to receive the applicable corresponding amount of such Shareholder’s Percentage Interest in the Company.”

2.11

Section 24.9 (Partition and Restrictions on Alienation) shall be modified by adding the following new language at the end:

“; provided, however, that Offeror’s right to complete any such sale of all or part of its Percentage Interest shall first be subject to satisfaction of the provisions relating to tag-along rights set forth in Section 24.14 below.”

45869980.5	4

2.12

The following new Section 24.14 shall be inserted:

“24.14

(a) Subject to the other provisions of this Agreement, if at any time or from time to time one or more third-party purchaser(s) (other than an Affiliate of the Selling Shareholder, as defined below) either directly or indirectly propose(s) to purchase or otherwise acquire for value from any Shareholder (a “Selling Shareholder”) all or any part of the Percentage Interest then held by such Selling Shareholder, whether in a single or a series of transactions, and the Offerees have not elected to accept the Offer to purchase the entire Percentage Interest offered for sale pursuant to Sections 24.5-24.9 above, then any such purchase or acquisition of the Selling Shareholder’s Percentage Interest (which Percentage Interest shall have been reduced to the extent applicable if Offerees have already elected to purchase directly a portion of said Percentage Interest initially offered to the third-party purchaser pursuant to Sections 24.5-24.9) shall be conditioned upon such third-party purchaser(s) agreeing to purchase or acquire from every other Shareholder which was not an Offeree that elected to purchase a Percentage Interest pursuant to Sections 24.5-24.9 (a “Remaining Shareholder”), on the same terms and conditions as would be received by such Selling Shareholder and otherwise as specified in this Section, at such Remaining Shareholder’s option as notified by such Remaining Shareholder to such Selling Shareholder and third-party purchaser(s) in writing, such Remaining Shareholder’s Pro Rata Share (as defined below) of the amount of the Percentage Interest proposed to be sold to the third-party purchaser.

(b)

For the purposes of this Section 24.14 the Remaining Shareholder’s “Pro Rata Share” shall mean the ratio of (i) the Percentage Interest to be purchased or otherwise acquired for value by such third-party purchaser(s) from such Selling Shareholder to (ii) the total Percentage Interest then owned by such Selling Shareholder, in both cases taking into account any adjustments resulting from the operation of Sections 24.5-24.9.  To the extent any third-party purchaser refuses to purchase additional Percentage Interests from the Remaining Shareholders pursuant to the preceding sentence, then the amount of the Percentage Interest sold by the Selling Shareholder shall be reduced in order to allow each electing Remaining Shareholder to sell its pro rata portion of the Percentage Interest to be sold to the third-party purchaser, which pro rata portion shall equal the same percentage as the Percentage Interest of such applicable Remaining Shareholder.

(c)

As soon as (i) one or more third-party purchaser(s) have made an offer to purchase or acquire for value any Percentage Interest held by a Selling Shareholder, and (ii) it has been determined the extent to which Offerees have elected to purchase a portion of the Percentage Interest pursuant to Sections 24.5-24.9, such Selling Shareholder shall give notice to each Remaining Shareholder (hereinafter in this Section, the “Sale Notice”) setting out at least the following particulars:

45869980.5	5

(i)

the proposed price or other consideration for the Percentage Interest (after taking into account the effects described in (c)(ii) above) and the terms and conditions of their payment;

(ii)

the identity of and all other relevant material information concerning the third-party purchaser(s); and

(iii)

all other material terms and conditions for the proposed purchase or acquisition.

(d)

Each Remaining Shareholder shall exercise its right under subsection (a) above by giving notice in writing to the Selling Shareholder and to the third-party purchaser(s), within a period of fifteen (15) days from the date of such Remaining Shareholder’s receipt of such Selling Shareholder’s Sale Notice, of the amount of the Percentage Interest the Remaining Shareholder wishes to sell or otherwise transfer to the third-party purchaser(s), which amount cannot exceed its applicable Pro Rata Share.  Each such Selling Shareholder and/or the third-party purchaser(s) shall provide to the Remaining Shareholder, during this period, all information requested by such Remaining Shareholder pertaining to the proposed purchase or acquisition.  Upon the exercise by the Remaining Shareholder of its right under subsection (a) above by giving notice as aforesaid, such Selling Shareholder shall be obligated to cause the third-party purchaser(s) to purchase or otherwise acquire and pay for the Remaining Shareholder’s applicable Percentage Interest set forth in such notice; subject, however, to the provisions of the second sentence of Section 24.14(b) above.

(e)

Subject to subsections (c) and (d) above, the Selling Shareholder shall have a period of thirty (30) days from the expiration of the relevant period of analysis set forth in subsection (d) to sell to or otherwise dispose of the Percentage Interest to be purchased by the third-party purchaser(s) identified in such Selling Shareholder’s Sale Notice, upon terms and conditions (including the purchase price or other consideration) no more favorable to the third-party purchaser(s) than those specified in such Sale Notice.  If such Selling Shareholder does not consummate the sale or disposition of the Percentage Interest to be purchased within said thirty (30) day period from the expiration of the relevant period of analysis, the Remaining Shareholder’s tag-along rights shall be applicable to any subsequent proposed purchase or other acquisition for value of the Percentage Interest by such Selling Shareholder (whether to the same or different third-party purchaser(s)) in accordance with the terms of this Section.

45869980.5	6

(f)

Each Shareholder shall, if requested, represent and warrant to the third-party purchaser, in connection with any sale or other disposition by such Shareholder of its Percentage Interest under this Section, that (i) it has good and valid title to, and there are no material liens on, the Percentage Interest being sold or disposed of, (ii) it has the authority to enter into and comply with any agreement made by it in connection with such sale or other disposition, and (iii) any such agreement is valid and binding upon it, but (iv) it shall not be required to make any other representations and warranties.”

2.13

Section 27.1 (Notice) shall be modified to reflect the following:

“Every Notice shall be in writing and shall be given by the delivery of same or by mailing same by prepaid registered or certified mail or by sending same by telegram, telex, telecommunication, e-mail, facsimile or other similar form of communication, in each case addressed of the respective Party set out in the first page hereof or, if by e-mail or facsimile, respectively, to the Company at jgoodman@fulbright.com or *(202) 662-4643; to Badr at badr.i.f.@hotmail.com and snbint@yahoo.fr or *9662-605-1116; to Bendon at geraldmcduffee@aol.com or *9662-694-3466; and to Sabodala at jstewart@mine-tech.com and soda@mine-tech.com or *(604) 331-8773.

3.

NO FURTHER CHANGES

3.1

Except as provided herein, all the remaining provisions of the Agreement shall remain unchanged, valid and binding on all the Parties.

4.

REPRESENTATIONS AND WARRANTIES

4.1

For the benefit of each Party, the representations and warranties made in Article 3 (Representations and Warranties) of the Agreement shall be deemed repeated as of the date hereof.

5.

AMENDMENTS, WAIVERS AND CONSENTS

5.1

Any amendment, waiver or modification of any provision of this Amendment shall be in writing and signed by each of the Parties.

45869980.5	7

6.

GOVERNING LAW

6.1

Any dispute, claim or controversy arising out of or relating to this Amendment, or the performance, breach, validity, interpretation, application or termination thereof (“Dispute”), shall be resolved in accordance with the procedures specified in Article 35 (Dispute Resolution) of the Shareholders Agreement, which shall be the sole and exclusive procedures for the resolution of any such Disputes.

7.

SUCCESSORS AND ASSIGNS

7.1

Section 34.1 (Successors and Assigns) of the Agreement shall apply herein, mutatis mutandis, as if set out in this Amendment in full.

8.

COUNTERPARTS

8.1

This Amendment may be executed in any number of counterparts, each of which shall be an original, but all of which shall constitute one and the same Amendment.

45869980.5	8

IN WITNESS WHEREOF the Parties have executed this Amendment as of the day, month and year first above written.

OROMIN JOINT VENTURE GROUP LTD. Signed (“Mustafa Darwish”) Per: Authorized Signatory
BENDON INTERNATIONAL LTD. Signed: “Gerald McDuffee” Per: Authorized Signatory
BADR INVESTMENT & FINANCE COMPANY Signed: “Ayman Fadil” Per: Authorized Signatory
SABODALA HOLDING LIMITED Signed: “Chet Idziszek” Per: Authorized Signatory

45869980.5	9

REPUBLIC OF SENEGAL

    ------------------

MINISTRY OF ENERGY AND MINES

    ------------------

DIRECTION OF MINES AND GEOLOGY

ANALYSIS:

Bearing transfer and extension of the mining exploration permit for gold and related substances to “OROMIN Joint Venture Group Explorations Ltd.”; (perimeter of Sabodala 230 km2)

---------------------------------------------------------------------

THE MINISTER OF ENERGY AND MINES

CONSIDERING

the Constitution, in particular in its Articles 43 and 76

CONSIDERING

the law No. 64-46 of 17 June 1964 relating to the National Domain and texts taken for its application

CONSIDERING

the law No. 2003-36 of 24 November 2003 bearing mining code

CONSIDERING

the decree No. 2004-561 of 21 April 2004 bearing appointment of the Prime Minister

CONSIDERING

the decree No. 2004-580 of 30 April 2004 relating to the attributions of the Minister of Energy and Mines

CONSIDERING

the decree No. 2004-647 of 17 May 2004 laying down the methods of application of the mining Code

CONSIDERING

the decree No. 2006-1315of 23 November 2006 bearing refitting of the Government

CONSIDERING

the decree No. 2006-1333 of 27 November 2006 bearing distribution of the services of the State and control of the Public-owned establishments, national companies and companies with public participation between the Presidency of the Republic, the Prime Minister’s Services and the Ministries

CONSIDERING

the request for transfer of “Oromin Explorations Ltd.” No. DWM/OB/No. 002/07 Dion in favour of “Oromin Joint Venture Group Ltd” dated January 5, 2007

CONSIDERING

the request for extension of “Oromin Explorations Ltd” No. DWM/OB/No. 003/07 dated January 8, 2007

ON report of the Director of the Mines and Geology

DECREE

ARTICLE 1:

The ministerial Decree no. 00918 of March 4th 2005 bearing attribution of the mining exploration permit for gold and related substances to “Oromin Explorations Ltd”; is transferred to “OROMIN Joint Venture Group Ltd” and extended

ARTICLE 2

The exploration permit is extended for a period of 20 months

ARTICLE 3

The minimum amount of the commitment of expenses during the period of extension is fixed at twelve million US dollars (12,000,000 US$)

ARTICLE 4

All the provisions of articles 2, 5, 6 and 7 of the decree 00918 of 4 Mars 2005 bearing attribution of the exploration permit remain unchanged

ARTICLE 5

This decree takes effect as from April 22nd 2007, date of expiration of the decree 00918 of March 4th 2005

ARTICLE 6

The Governor of Tambacounda, the Director of the Mines and Geology are charged, each one in what concerns him, of the execution of this decree which will be published everywhere where need will be.

The MINISTER OF ENERGY AND MINES

Madicke NIANG

CC:

-     Secretary-General of the Presidency

-

Secretary General of the Government

-

Ministry of Energy and Mines

-

Ministry of Economy and Finances

-

Direction of Domains

-

Governor of Tambacounda

-

Prefect of Kédougou

-

Sub-prefect of Saraya

-

Regional Service of Energy and Mines of Tambacounda

-

Concerned

-

Official Journal of the Republic of Congo

*  To view the original French version, of the above English translation, complete with official governmental stamps please refer to the graphic attachment to this filing.

TERRITORY OF THE BRITISH VIRGIN ISLANDS
BVI BUSINESS COMPANIES ACT, 2004

CERTIFICATE OF INCORPORATION (SECTION 7)

The Registrar of Corporate Affairs, of the British Virgin Islands HEREBY CERTIFIES, that pursuant to the BVI Business Companies Act, 2004, all the requirements of the Act in respect of incorporation having been complied with,

Sabodala Holding Limited

BVI COMPANY NUMBER: 1068670

is incorporated in the BRITISH VIRGIN ISLANDS as a BVI BUSINESS COMPANY, this 1st day of December, 2006.

BBC001P

for REGISTRAR OF CORPORATE AFFAIRS
1st day of December, 2006

E-289