Form 20-F
period 2008-02-29
OROMIN EXPLORATIONS LTD
filed 2008-09-19
CIK 1109141

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

September 16, 2008	BY EDGAR

U.S. Securities and Exchange Commission

Document Control, Room 1004

450 Fifth Street, N.W.

Washington, D.C.

U.S.A. 20549

Dear Sir or Madam:

Re:

Form 20-F Annual Report - Commission File Number 0-30614

Please find enclosed for filing, pursuant to the Securities and Exchange Act of 1934, as amended from time to time, an Annual Report on Form 20-F of Oromin Explorations Ltd. for its February 29, 2008 fiscal year end.

I trust you will find the foregoing to be in order. Please do not hesitate to call me if you have any questions or comments regarding this filing.

Yours Truly,

OROMIN EXPLORATIONS LTD.

Signed:  “Ian Brown”

per:

Ian Brown

Chief Financial Officer

IB:sh

cc:

Davidson & Co. Attn.: D. Harris

Miller Thomson, Attn.: Peter McArthur

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

February 29, 2008

or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ______________________

Commission file number:

0-30614

or

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Oromin Explorations Ltd.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English)

Province of British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 2000, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9

(Address of principal executive offices)

Ian Brown, 604-331-8772, IBrown@mine-tech.com, 604-331-8773, Suite 2000, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9

(Name, Telephone, E-mail, and/or Facsimile number and Address of Registrant Contact Person)

Page 1 of 77 Pages

The Exhibit Index is located on Page 76

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

64,972,583

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes                            No           X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes__________  No          X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes          X

No _________

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ______  Accelerated filer __________ Non-accelerated filer        X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP___________         International Financial Reporting Standards                    Other______X___

by the International Accounting Standards Board_______

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17             X

Item 18_________

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes                     No       X

The information set forth in this Annual Report on Form 20-F is as at February 29, 2008 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 17 to the accompanying Financial Statements of the Company.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

B.	Business Overview	20
C.	Organizational Structure	21
D.	Property, Plants and Equipment	21
	Santa Rosa Property, Argentina	21
	Title	21
	Location, Access & Physiography	22
	Exploration History	22
	Regional and Local Geology	23
	Stratigraphy	23
	Geochemistry and Hydrocarbon Migration	24
	Structure	24
	Sediment Distribution	25
	Proposed Exploration	25
	Doing Business in Argentina	25
	Sabodala Property, Sénégal	27
	Title	27
	Location, Access & Physiography	28
	Plant and Equipment	29
	Regional and Local Geology	29
	Mineralization	31
	Exploration History	32
	Exploration – Recent Results	33
	Proposed Exploration	33
	Doing Business in Sénégal	34
	Carneirinho Property, Brazil	35

ITEM 4A.	UNRESOLVED STAFF COMMENTS	36

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	36
A.	Operating Results	36
	Fiscal Year Ended February 29, 2008 Compared to Fiscal Year Ended February 28, 2007	38
	Fiscal Year Ended February 28, 2007 Compared to Fiscal Year Ended February 28, 2006	39
	Fiscal Year Ended February 28, 2006 Compared to Fiscal Year Ended February 28, 2005	39
B.	Liquidity and Capital Resources	39
	February 29, 2008 Compared to February 28, 2007	40
	February 28, 2007 Compared to February 28, 2006	40
	February 28, 2006 Compared to February 28, 2005	41
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	42
	Outlook	42
C.	Research and Development, Patents and Licenses, etc.	42
D.	Trend Information	42
E.	Off-Balance Sheet Arrangements	43
F.	Tabular Disclosure of Contractual Obligations	43
G.	Safe Harbour	43

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
A.	Directors and Senior Management	44
B.	Compensation	45
	Option Grants in Last Fiscal Year	46
	Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values	47

	Pension and Retirement Benefit Plans	47
	Termination of Employment, Change in Responsibilities and Employment Contracts	47
	Directors	47
C.	Board Practices	49
D.	Employees	49
E.	Share Ownership	50

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	51
A.	Major Shareholders	51
B.	Related Party Transactions	51
C.	Interests of Experts and Counsel	52

ITEM 8.	FINANCIAL INFORMATION	52
A.	Consolidated Statements and Other Financial Information	52
B.	Significant Changes	53

ITEM 9.	THE OFFER AND LISTING	53
A.	Offer and Listing Details	53
B.	Plan of Distribution	54
C.	Markets	54
D.	Selling Stockholders	54
E.	Dilution	54
F.	Expenses of the Issue	54

ITEM 10.	ADDITIONAL INFORMATION	55
A.	Share Capital	55
B.	Memorandum and Articles of Association	55
C.	Material Contracts	56
D.	Exchange Controls	58
E.	Taxation	59
	Material Canadian Federal Income Tax Consequences	59
	Dividends	60
	Capital Gains	60
	Material United States Federal Income Tax Consequences	61
	U.S. Holders	61
	Distributions on Common Shares of the Company	61
	Foreign Tax Credit	62
	Information Reporting and Backup Withholding	62
	Disposition of Common Shares of the Company	63
	Currency Exchange Gains or Losses	63
	Other Considerations	63
F.	Dividends and Paying Agents	65
G.	Statements by Experts	65
H.	Documents on Display	65
I.	Subsidiary Information	65

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	66

GLOSSARY OF OIL AND GAS TERMS

The following is a glossary of some of the terms used in the oil and gas industry and referenced herein:

Anticline	Rock units folded into a convex-upward shape with the youngest unit on the top.
Bituminous	Impregnated with various mixtures of hydrocarbons.
Central Dome	The structural dome centred around 33E15'S latitude and 67E40'W longitude.
Conglomerate	Coarse-grained clastic rock composed of rounded clasts over 2mm in diameter.
Fanglomerate	Coarse unsorted clastic material deposited in alluvial fans.
Formation	A rock unit that has been named and defined by its location, relative age and composition.
Geopressured	A condition in which the interstitial fluids in a rock unit exhibit pressures in excess of their hydraulic head.
Geothermal	Heat emanating from depths within the earth.
Graben	A portion of the earth’s crust that was faulted and dropped to a lower position relative to its surrounding during some part of its history. It subsequently may have been filled with sediments.
Kerogen	Various organic remains contained within sediments.
Lacrustine	Pertaining to processes in lakes.
Orogeny	The process of mountain building by deforming the earth’s crust.
Plan Argentina	The legislative framework in Argentina whereby exploration and exploitation permits and certain producing properties are made available for acquisition through an international public bid process.
Regressive	Dropping sea level or excessive sediment input in sediments overstepping areas that were previously water-covered.
Source Rocks	Rocks containing organic material that, through geologic processes, have produced hydrocarbons.
Stratigraphic Pinch-out	A rock unit that changes character by diminishing its character to zero, commonly in an upward direction.
Transgressive	Rising sea level that results in sediments being deposited over what were previously land areas.

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Andesitic	A term used to describe a dark coloured, fine grained, extrusive volcanic rock.
Antiform	The peaks of folded layers of rock or stratigraphy where the limbs of an individual fold close upward.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Arkosic	A term used to describe a pink to reddish coloured coarse-grained sedimentary rock largely comprised of angular grains of quartz and feldspar.
Colluvium	A general term applied to any loose, heterogeneous and incoherent mass of soil material or rock fragments deposited chiefly by mass-wasting, usually at the base of a steep slope or cliff.
Conglomerate	A coarse grained sedimentary rock comprised of poorly sorted and typically rounded granules, pebbles, cobbles and boulders.
Craton	A relatively immobile part of the earth, generally of large size
Crustal-scale	A term used to describe large deep seated or regional scale geological features. I.e. the San Andreas fault is a "crustal-scale" feature.
Dyke	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks.
Felsic	A term used to describe light coloured igneous rocks.
Foliation	A term used to describe the linear or platy texture of rocks that have been subjected to extreme heat and pressure resulting in the flattening or alignment of a rock's constituent mineral grains.
Fuchsite	A bright green, chromium rich variety of a muscovite.
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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 17 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“US GAAP”).  Results for the periods ended February 29, 2008 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended February 28 or 29
		2008	2007	2006	2005	2004
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations(1)
	Total	($1,377,648)	($1,801,883)	($2,702,526)	($448,169)	($297,616)
	Per Share (1)	($0.02)	($0.04)	($0.09)	($0.02)	($0.01)
(c)	Total assets	$48,205,346	$27,405,610	$11,268,010	$3,985,105	$2,990,680
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$57,509,011	$34,635,509	$19,964,141	$11,878,025	$11,010,280
(f)	Total shareholders’ equity	$46,060,061	$24,117,196	$10,550,846	$2,917,072	$2,699,678
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($1,377,648)	($1,801,883)	($2,702,526)	($448,169)	($297,616)
	Per Share (1)	($0.02)	($0.04)	($0.09)	($0.02)	($0.01)
	Number of shares	56,740,221	42,853,558	29,511,921	25,383,623	20,133,772

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN CONFORMITY WITH US GAAP:

		Year Ended February 28 or 29
		2008	2007	2006	2005	2004
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations
	Total	($11,635,349)	($9,659,151)	($3,285,319)	($1,613,646)	($300,616)
	Per Share¹	($0.21)	($0.23)	($0.11)	($0.06)	($0.01)
(c)	Total assets	$28,281,169	$17,739,134	$10,982,762	$5,840,158	$2,990,680
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$57,509,011	$34,635,509	$19,964,141	$11,878,025	$11,010,280
(f)	Total shareholders’ equity	$26,105,884	$14,450,720	$10,265,598	$4,772,125	$2,699,678
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($11,635.349)	($9,659,151)	($3,285,319)	($1,613,646)	($300,616)
	Per Share¹	($0.21)	($0.23)	($0.11)	($0.06)	($0.01)

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On September 10, 2008, the exchange rate, based on the noon buying rate published by The Bank of Canada for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was 1.0738.

The following table sets out the high and low exchange rates for each of the last six months.

	2008
	August	July	June	May	April	March
High for period	1.0716	1.0274	1.0320	1.0245	1.0328	1.0295
Low for period	1.0237	0.9975	0.9948	0.9824	0.9998	0.9765

The following table sets out the average Noon Rate of Exchange rates for the five most recent financial years as provided by the Bank of Canada.

Year Ended February 28 or 29
	2008	2007	2006	2005	2004
Average for the period	1.0460	1.1377	1.1981	1.2880	1.3653

B.

Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.

Reasons For The Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance. The Company and its operations are subject to a significant number of such risk factors, in respect of which an adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. The following description of risk factors is not exhaustive and is provided to alert users of this report to examples of the nature and types of risk factors inherent in the Company’s existence and operations.

Exploration risk

The Company is seeking mineral deposits, including oil and gas deposits, on exploration projects where there are not yet established commercial quantities. There can be no assurance that economic concentrations of minerals, including oil and gas, will be determined to exist on the Company’s property holdings within existing investors’ investment horizons or at all. The failure to establish such economic concentrations could have a material adverse outcome on the Company and its securities. The Company’s planned programs and budgets for exploration work are subject to revision at any time to take into account results to date. The revision, reduction or curtailment of exploration programs and budgets could have a material adverse outcome on the Company and its securities.

Market risks

The Company’s securities trade on public markets and the trading value thereof is determined by the evaluations, perceptions and sentiments of both individual investors and the investment community taken as a whole. Such evaluations, perceptions and sentiments are subject to change, both in short term time horizons and longer term time horizons. An adverse change in investor evaluations, perceptions and sentiments could have a material adverse outcome on the Company and its securities.

Political risks

The Company’s projects are located in the Republic of Senegal in West Africa and in the Republic of Argentina in South America. Its tenure over its property rights and the conditions under which it operates, both during and after the exploration stage, are subject to the jurisdiction of those countries and in some cases of political subdivisions within those countries. The laws and regulations governing the Company’s tenure and operations are subject to alteration, and an adverse alteration to those laws and regulations could have a material adverse outcome on the Company and its securities. In addition, the exposure of the Company, its projects and its operations to political risk comprises part of the evaluations, perceptions and sentiments of investors as described above under “Market risks”. An adverse change in investors’ tolerance of political risk could have a material adverse outcome on the Company and its securities.

Financing risks

Exploration and development of mineral and oil and gas deposits is an expensive process, and frequently the greater the level of interim stage success the more expensive it can become. The Company has no producing properties and generates no operating revenues; therefore, for the foreseeable future, it will be dependent upon selling equity in the capital markets to provide financing for its continuing substantial exploration budgets. While the capital markets have been favourable to the financing of mineral exploration during the past several years, and the Company has been successful in obtaining financing for its projects, there can be no assurance that the capital markets will remain favourable in the future, and/or that the Company will be able to raise the financing needed to continue its exploration programs on favourable terms, or at all. Restrictions on the Company’s ability to finance could have a material adverse outcome on the Company and its securities.

Commodity price risks

The Company’s exploration projects seek gold at the Sabodala Gold Project and oil and the Santa Rosa Project. While each of these commodities have recently been the subject of significant price increases from levels prevalent earlier in the decade, there can be no assurance that such price levels will continue, or that investors’ evaluations, perceptions, beliefs and sentiments will continue to favour both or either of these target commodities. An adverse change in these commodities’ prices, or in investors’ beliefs about trends in those prices, could have a material adverse outcome on the Company and its securities.

The price of oil within Argentina is set by government policy and regulation below the prevailing world price. The economic evaluation of the Santa Rosa Project is subject to the pricing of oil within Argentina. An adverse change in the policy and regulation in Argentina of the price of oil could have a material adverse outcome on the Company and its securities.

Input price risks

The cost of numerous inputs to mineral and oil and gas exploration and development has been subject to significant increase in recent months. These costs include the cost of infrastructure materials such as steel and concrete, the cost of fuel, and the compensation cost of technical and operating personnel. A continuation of cost escalation in these input prices could have a material adverse outcome on the Company and its securities.

Key personnel risks

The Company’s exploration efforts  are dependent to a large degree on the skills and experience of certain of its key personnel, including Chet Idziszek the President and Chief Executive Officer and David Mallo the Vice President of Mineral Explorations. The Company does not maintain “key man” insurance policies on these individuals. Should the availability of these persons’ skills and experience be in any way reduced or curtailed, this could have a material adverse outcome on the Company and its securities.

History of Net Losses; Accumulated Deficit; Lack of Revenue From Operations

The Company has incurred net losses to date.  Its deficit as of February 29, 2008 was $15,093,396 according to Canadian GAAP and $35,017,573 according to US GAAP.  The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet determined that development activity is warranted on any of its properties.  Even if the Company does undertake development activity on certain of its properties, the Company may continue to incur losses beyond the period of commencement of such activity.  There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

Competition

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available in Sénégal.  As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable.  Accordingly, there can be no assurance that the Company’s exploration and acquisition programs will yield any reserves or result in any commercial mining operation.The oil and gas industry is also intensely competitive and the Company competes with other companies that have greater resources.  Many of such companies not only explore for and produce crude oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis.  There is also competition between the oil and gas industry and other industries with respect to the supply of energy and fuel to industrial, commercial and individual customers.

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

Share Price Volatility and Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price on the TSX Venture Exchange of the Company's common stock fluctuated from a high of $3.42 to a low of $1.13 in the period beginning March 1, 2008 and ending on the date of this Annual Report.  There can be no assurance that these price fluctuations and volatility will not continue to occur.

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

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

Oromin Explorations Ltd. (the “Company”) is a British Columbia company in the business of exploring its resource properties.  The Company was incorporated pursuant to the Company Act (British Columbia) on January 25, 1980 under the name “Maple Leaf Petroleum Ltd.”.  On July 26, 1983, the Company’s Memorandum was amended to increase the authorized capital of the Company from 10,000,000 common shares without par value to 20,000,000 common shares without par value and the Company’s Articles were replaced in their entirety with new articles.  There were no material changes to the Articles. On April 22, 1986, the Company’s Memorandum was further amended to change the name of the Company to “International Maple Leaf Resource Corporation”, to consolidate its common shares on a one-for-five basis and to increase the authorized capital back up to 20,000,000 common shares without par value. On September 11, 1989, the Company’s Memorandum was further amended to change the name of the Company to “Maple Resource Corp.”, to consolidate its common shares on a one-for-2.5 basis and to increase the authorized capital back up to 20,000,000 common shares without par value.  On August 14, 1992, the Company’s Articles were replaced in their entirety with new articles.  There were no material changes to the Articles. Also on August 14, 1992, the Company’s Memorandum was further amended to change the name of the Company to “Birchwood Ventures Ltd.”, to consolidate its common shares on a one-for-4.4 basis and to increase the authorized capital back up to 20,000,000 common shares without par value. On September 30, 1997, the Company’s Memorandum was further amended to change the name of the Company to “Oromin Explorations Ltd.”, to consolidate its common shares on a one-for-five basis and to increase the authorized capital to 100,000,000 common shares without par value.  On February 25, 2002, it amalgamated with Fresco Developments Ltd. (“Fresco”) and its shares were exchanged for shares of the amalgamated company on a one for one basis, while the shares of Fresco were exchanged on the basis of one share of the amalgamated company for every two shares of Fresco.  Pursuant to Notice of Articles altered February 28, 2008, the authorized capital was increased from 100,000,000 to unlimited.

The Company has four subsidiaries. Sabodala Holding Limited is incorporated in the British Virgin Islands and is wholly owned by the Company. Irie Isle Limited is incorporated in the British Virgin Islands and is wholly owned by the Company. Cynthia Holdings Limited is incorporated in the British Virgin Islands and is wholly owned by Irie Isle Limited. Exploraciones Oromin, S.A. (“EOSA”) is incorporated in Argentina and is wholly owned by Cynthia Holdings Limited.

The head office and principal office address of the Company is Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Canada. Its telephone number is 604-331-8772.

Acquisition of the Santa Rosa Property, Argentina

As of the date of this report, the Company has a 100% interest in the Santa Rosa Property, as more fully described under “Item 4 - Information on the Company - D. Property, Plants and Equipment” below.

On September 29, 2000, the Company, through its subsidiary Exploraciones Oromin, S.A. (“EOSA”), submitted a bid to the Secretariat of Energy of the Republic of Argentina to acquire certain oil and gas rights in the Cuyana Basin of central Argentina.  In March 2001, the Secretariat of Energy of the Republic of Argentina approved the Company’s bid to acquire a 100% interest in those certain oil and gas exploration rights, which are located in the Province of Mendoza (the “Santa Rosa Property”). In January 2007 the federal government of the Republic of Argentina agreed to the assumption by the Province of Mendoza of jurisdiction over hydrocarbon resources in the province.

On April 30, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which formally granted exploration and exploitation rights to EOSA over the oil and gas concession comprising the Santa Rosa Property. Pursuant to the decree the Company is committed to incur exploration expenditures of US$600,000 by May 1, 2011.

The Company’s exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered.  Also pursuant to the April 30, 2008 decree, the Company was required to and did put in place a performance bond to guarantee a minimum US$600,000 exploration expenditure. If the Company fails to carry out the minimum expenditure, under certain circumstances the arm’s length bonding company which has provided the bond has recourse to the Company for the cash value of any shortfall.

Agreements with Surge Global Energy, Inc.

By a series of agreements over the period June 2002 through February 2005 the Company, through its subsidiaries, conveyed an effective 17.52% interest in the Santa Rosa Property to Surge Global Energy, Inc., a corporation whose shares trade on the OTC Bulletin Board market in the United States, in consideration of the payment by Surge during the 2005 fiscal year of US$600,000 in cash and the issue to a subsidiary of the Company of 1,000,000 shares of Surge. The cash payment was translated as $832,680 and the Surge shares ascribed a fair value of $1,377,940 at the time received, and a subsidiary of the Company which indirectly holds the Santa Rosa Project issued common shares to Surge to establish Surge’s agreed 17.52% interest. This interest was in place at February 29, 2008 but has been altered as described below.

During the 2007 and 2008 fiscal years the Company sold a total of 250,000 of the Surge shares as set out in Note 4.

Subsequent to the 2008 fiscal year-end, effective March 25, 2008 the Company acquired back from Surge the 17.52% interest in consideration of the payment to Surge of US$600,000 and the delivery to Surge of 1,000,000 of Surge’s shares, of which 750,000 were the balance of the shares originally obtained after the sales described above and in Note 4, and 250,000 were acquired from a director and senior officer of the Company.

A director of the Company served as a director of Surge from August 2002 until April 2007.

Letter of intent with Otto Energy Ltd.

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Otto Energy Ltd. (“Otto”) (formerly Ottoman Energy Ltd.), a corporation whose shares trade on the Australian Stock Exchange, whereby Otto can acquire up to a 41.24% interest in the Santa Rosa Property, in two stages, by spending up to US$2,297,381 on exploration and development of the project.  The LOI, as amended, is subject to a number of conditions that must be fulfilled or waived by December 31, 2008, including formal issuance of the exploration and exploitation rights (which occurred April 30, 2008), completion of legal and financial due diligence to Otto’s satisfaction, and the settlement and execution of a joint venture agreement governing the project.

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

By an agreement dated December 18, 2006, as amended, between Oromin Joint Venture Group Ltd. (“OJVG Ltd.”), Sabodala Holding Limited (“SHL”) (a wholly-owned subsidiary of the Company), Bendon and Badr, the OJVG was converted into a corporate form. SHL and Bendon each own a 43.5% interest and Badr owns a 13% interest in OJVG Ltd.  SHL and Bendon have agreed to each fund 50% of the costs of exploration and development of the Sabodala Property, with Badr’s interest being fully carried for as long as it owns an interest in OJVG Ltd. The exploration concession comprising the Sabodala Property has been assigned the OJVG Ltd. SHL is the operator of OJVG Ltd. to which it provides exploration and management services. In March 2007, the Government of Sénégal granted a twenty month extension (to December 22, 2008) to the current Mining Convention conditional on the joint venture spending an additional USD$12 million during the extension period. This expenditure has been met.  Thereafter, OJVG Ltd. has ten months (to October 22, 2009) to complete a preliminary feasibility study on the project.

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

B.

Business Overview

The Company has historically been involved in the exploration of mineral properties in various parts of the world. Prior to its acquisition of oil and gas interests in the Republic of Argentina, the Company was exploring properties in the Voisey’s Bay area of Labrador, the Port Cartier area of Quebec, near Narvik, Norway and in the Bonneville Mining District of Alaska pursuant to property option agreements. All of its formerly held mineral properties have been abandoned and the costs of exploring same have been written off. In May 2000, the Company entered into an agreement to acquire various interests in three oil and gas leases located in Creek County, Oklahoma from Canok International of Haliburton, Ontario, Canada.  This agreement was subsequently rescinded.

In March 2001, the Company acquired a 100% interest in the oil and gas exploration rights for the Santa Rosa Property in central Argentina and exploration of the Santa Rosa Property is now one of the two principal business activities of the Company. In June 2002, the Company, through its wholly owned subsidiary Cynthia Holdings Limited (“Cynthia”), agreed to sell an effective 50% interest in its Santa Rosa Property. The Agreement was amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for 212.415 shares of Cynthia (representing a 17.52% effective interest in its Santa Rosa Property) and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited, received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”).  In November 2005, the Company entered into a letter of intent (the “LOI”) with Ottoman Energy Ltd. (“Ottoman”) whereby Ottoman can acquire up to a 41.24% interest in the Santa Rosa Property by spending US$2,297,381 on exploration and development of the Santa Rosa Property. As described in “Agreements with Surge Global Energy, Inc.” below, in March 2008 the Company acquired back from Surge the 17.52% interest.

In October 2004, the Company was awarded an exploration concession known as the Sabodala Property in the Republic of Sénégal. The exploration concession granted the Company the sole right to acquire a 100% interest in the Sabodala Property by spending at least USD$8 million on exploration of the Sabodala Property by April 17, 2007, a condition which was met. The Sabodala Property was held by the Oromin Joint Venture Group (“OJVG”), a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement. By an agreement dated December 18, 2006, as amended, between Oromin Joint Venture Group Ltd. (“OJVG Ltd.”), Sabodala Holding Limited (“SHL”) (a wholly-owned subsidiary of the Company), Bendon and Badr, the OJVG was converted into a corporate form. SHL and Bendon each own a 43.5% interest and Badr owns a 13% interest in OJVG Ltd. SHL and Bendon have agreed to each fund 50% of the costs of exploration and development of the Sabodala Property, with Badr’s interest being fully carried for as long as it owns an interest in OJVG Ltd. The exploration concession comprising the Sabodala Property has been assigned the OJVG Ltd. SHL is the operator of OJVG Ltd. to which it provides exploration and management services.

In January 2005, the Company and Lund Gold Ltd. (“Lund”) were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil. The option to acquire the Carneirinho Property was structured as a two-stage option with Lund and the Company jointly acquiring a 50% interest at each stage. In order to exercise the first option, Lund and the Company were required to pay the vendor US$50,000 on or before April 30, 2005 (paid), US$100,000 by April 30, 2006 (paid), USD$200,000 by April 30, 2007 (paid)  and a total of US$1,400,000 by April 30, 2009. Following the exercise of the first option, in order to exercise the second option, Lund and the Company were required to pay the vendor an additional US$6,000,000 on or before April 30, 2010.

By an agreement dated March 12, 2007 between the Company and Lund, the Company sold all of its interest in the Carneirinho Property to Lund in consideration of the issuance to the Company of 1,197,906 common shares of Lund, this consideration reflecting the amount that the Company had spent on acquisition and exploration of the Carneirinho Property.

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the resource properties owned by each of the Company’s subsidiaries:

Oromin Explorations Ltd. (B.C. corporation)

Irie Isle Limited 100% (BVI corporation)		Sabodala Holding Limited 100% (BVI corporation)

Cynthia Holdings Limited 100%* (BVI corporation)		OJVG Ltd. 43.5% (BVI corporation)

Exploraciones Oromin, S.A. 100% (Argentine corporation)		Sabodala Property 100%

Santa Rosa Property 100%

* - subject to the Letter of Intent with Otto Energy Ltd. described on page 19.

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

Title

The Company owns, through its Argentina subsidiary, Exploraciones Oromin, S.A. (“EOSA”), a 100 per cent interest in exploration block CCyB-9 (Cuenca Cuyana y Bolsones 9) (the “Santa Rosa Property”) pursuant to Resolution No. 2 issued by the Secretariat of Energy and Mining on March 16, 2001 pursuant to International Public Bidding No. E-01/92 (“Plan Argentina”), Fiftieth Bid.  The Resolution grants EOSA an Exploration Permit to explore for hydrocarbons over the area covered by the exploration block for three exploration periods totalling six years.  The Exploration Permit will be converted to an Exploitation Permit if commercial quantities of hydrocarbons are found.  The Exploitation Permit allows for the extraction of hydrocarbons for a period of twenty-five (25) years with a possible ten (10) year extension.  In January 2007 jurisdiction over hydrocarbon resources in Argentina passed from the federal government to the provincial governments. The government authorities of the Province of Mendoza by their Decree 1018/2008 awarded the Exploration Permit for block CCyB-9 to EOSA on April 30, 2008.

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002.  The Agreement has been amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for 212.415 shares of Cynthia (representing a 17.52% effective interest in its Santa Rosa Property) and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited (“Irie”), received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interest.  Surge has elected not to acquire any further interest in the Santa Rosa Property. As described in “Agreements with Surge Global Energy, Inc.” below, in March 2008 the Company acquired back from Surge the 17.52% interest.

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

There are 1,129km of regional seismic coverage consisting of a regional grid approximately 20km by 20km over most of the block and a more closely spaced (approximately 3km by 5km) grid over the southwest corner of the Santa Rosa Property.  An additional 26.5km of seismic vibrator stations and 30.5km of seismic receiver stations were acquired by Oromin during late 2001 for the purpose of tracing seismic events from the regional grid to the crest of Santa Rosa Dome.  One well was drilled along the southern boundary of the Santa Rosa Property (Jaguel La Esperanza x-4) as part of a four well drill program mainly in the Nacuñan Block in 1963.  The Santa Rosa Este x-1001 well was drilled in 1994 and the Santa Rosa x-2 well was drilled in 1995.  None of these wells were diagnostic tests of the present prospect concept.

Regional and Local Geology

The Cuyana Basin is situated in west central Argentina between 32°S and 34°30'S Latitude.  Related basins extend from 28°S to 36°S Latitude.  The Cuyana Basin is part of a graben complex that includes the Los Tordillos,

Nacuñan, Tupungato, Cacheuta and California Subbasins and depocentres.  The main bounding faults are located to the southwest of the Cuyana Basin and northeast of the Beazley and Mascasin Subbasins.  Several crosscutting faults connect the two boundary fault zones.  Late Triassic alluvial and lacustrine sediments fill the deeper portions of the graben complex and are unconformably overlain by Jurassic conglomerates and by Early Cretaceous volcanics which, in turn, are overlain by Early and Late Tertiary clastics and evaporites.

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

Sediment Distribution

Based on seismic interpretations and well penetrations the Triassic sedimentary section preserved beneath the Late Tertiary unconformity varies from zero to 850m along the western boundary of the block and thins to less than 90m over the culmination of the dome.  The Triassic section thickens to over 175m in the graben in which the Santa Rosa Este x-1000 well was drilled and thickens to 608m at the southern boundary of the CCyB-9 Block in the Jaquel La Esperanza x-4 well.  Where the Triassic section is in the order of 250m thick there is the potential for the Cacheuta Formation source beds to be preserved beneath the unconformity marked by the Conglomerate Violaceo.  Even in the Santa Rosa x-2 well where less than 150m of Triassic section lies on basement, the Triassic section may consist of a depositionally thinned Potrerillos sequence overlain by what appears to be Cacheuta Formation shales and possibly even a thin remnant of the Rio Blanco Formation.  The Cacheuta Formation likely subcrops in an irregular band along the western flank of the dome within the Santa Rosa CCyB-9 Block.  It is also buried deeply enough, locally, within the western protion of the block to be capable of generating oil with bottom hole temperatures in the Santa Rosa x-2 reaching 223 degrees F. at a depth of 2050m.

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

Proposed Exploration

The Company intends to undertake interpretation of seismic data, completion of environmental studies, drilling up to three exploration wells and completing at least one of them as a production well. Contingent upon success, the Company would undertake an additional 3-D seismic program to plan the layout of the development drilling program of additional wells.

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

Beginning in 1998, with external debt equivalent to more than 400% of annual exports, the economy slowed and ultimately fell into a full-blown depression; investors' fears grew in the wake of Russia's debt default, Brazil's devaluation, and the political discord caused by then-President Carlos Menem's unpopular efforts to run for a constitutionally prohibited third term. The government of Fernando de la Rua, elected President in late 1999, tried several measures to cut the fiscal deficit and instill confidence and received large IMF credit facilities, but nothing worked to revive the economy. Depositors began withdrawing money from the banks in late 2001, and the government responded with strict limits on withdrawals. When street protests turned violent, de la Rua was forced to resign in December 2001. Interim President Adolfo Rodriguez Saa declared a default - the largest in history - on Argentina's foreign debt, but he stepped down only a few days later when he failed to garner political support from the country's governors. Eduardo Duhalde became President in January 2002 and announced an end to the peso's decade-long 1-to-1 peg to the US dollar. When the peso depreciated and inflation rose, Duhalde's government froze utility tariffs, curtailed creditors' rights, and imposed high taxes on exports. The economy rebounded strongly from the crisis, inflation started falling, and Duhalde called for special elections. Nestor Kirchner was elected President, taking office in May 2003, and continued the restrictions imposed by his predecessor. With the re-emergence of double-digit inflation in 2005, the Kirchner administration pressured businesses into a series of agreements to hold down prices. The government also restructured its debt in 2005 and paid off its IMF obligations in early 2006, reducing Argentina's external debt burden. Real GDP growth averaged 9% during the period 2003-06, bolstering government revenues and keeping the budget in surplus. The economy has recovered strongly since bottoming out in 2002. In October 2007 Nestor Kirchner’s term of office ended and Cristina Fernandez was elected President. Her administration has to a large extent continued the economic policies of the Kirchner administration.

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

The bid of the Company’s Argentine subsidiary EOSA for the Santa Rosa Property under Plan Argentina, Fiftieth Bid, met the conditions of the call for bids and its offer was approved.  From a legal standpoint, EOSA will be allowed to enter the areas as from the effective date of the permit (Administrative Decision) by complying with all of the rights and obligations resulting from the bidding conditions. On May 11, 2001 the Secretariat of Energy authorized EOSA the right of early entry to the area in order to commence with exploration works.

During the years 2002 to 2004 the economic disruptions occurring in Argentina militated against further activity by EOSA and numerous other hydrocarbon concession holders until greater stability was restored.

During 2005 and 2006 the federal government of Argentina worked with the provincial governments with the objective of conveying jurisdiction over hydrocarbon resources to the provinces. This initiative reached fruition in January 2007 and jurisdiction was passed to the various provincial governments. Accordingly, the administration of the exploration bid held by EOSA passed to the government of the Province of Mendoza. During calendar 2007, authorities of the Province of Mendoza with administrative responsibility over hydrocarbon resources worked towards defining a legal and administrative regime and working with concession holders and other stakeholders to establish an exploitation system under provincial auspices.

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

On April 30, 2008 the competent authorities of the Province of Mendoza issued Decree 1018/2008 which established under provincial jurisdiction EOSA’s exploration and exploitation rights in respect of the Santa Rosa Property. On September 10, 2008 the competent authorities of the Province of Mendoza issued their “Certificado de Entrada al Area” (area entry certificate) granting EOSA the necessary rights of access to commence exploration within the CCyB-9 concession. The Company has established a proposed program and budget to drill the initial exploration wells in the first calendar quarter of 2009.

Sabodala Property, Sénégal

Gerald F. McArthur, FGAC, P.Geo., the Company’s consulting geologist, is the qualified person responsible for the preparation of the technical information concerning the Sabodala Property in this document.

Title

The Company has the right to acquire a 100% interest in an exploration concession (the “Sabodala Property”) governed by a Mining Convention signed February 17, 2005 with the Government of Sénégal.  The Direction de Mines of Sénégal awarded the exploration concession to the Company on behalf of the Oromin Joint Venture Group through an international selection process concluded in October 2004.  The Oromin Joint Venture Group (“OJVG”) was a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.  In order to acquire its interest in the Sabodala Property, OJVG was required to spend at least USD$8 million on exploration of the Sabodala Property by April 17, 2007 which it has done.

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

In March 2007, the Government of Sénégal granted a twenty month extension (to December 22, 2008) to the current Mining Convention by requiring the spending of an additional USD$12 million during the extension period. This requirement has been met. Thereafter, OJVG Ltd. has ten months (to October 22, 2009) to complete a preliminary feasibility study on the project, at which point the concession can be converted to an exploitation concession. Upon conversion of the concession from an exploration to an exploitation concession, OJVG Ltd. must establish an operating company to further develop the Sabodala Property and must offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator. The Government of Sénégal will receive a 10% interest in the operating company at no cost and a royalty of $US 6.50 per ounce of gold produced.

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

Sabodala Property Location Map

2000000 mN
400000 mE
800000 mE
1600000 mN
1200000 mN
0 mE
MAURITANIA
Senegal
Saint-Louis
Dakar
Kaolack
Tambacounda
Kedougou
Bignona
The Gambia
North
Atlantic
Ocean
Sabodala Project
MALI
GUINEA-BISSAU
GUINEA
Oromin Explorations Ltd.
Sabodala Project
Senegal, West Africa
Location Map
Figure : 1
Office:
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

A number of orogenic gold deposits have been discovered in the past twenty years, associated with the systems of shear zones in the Kédougou-Kéniéba Inlier.  The Sabodala deposit, which is located on a separate exploitation concession surrounded by the Sabodala Property, is associated with a Shear Zone.  Approximately 75-80% of the gold at the Sabodala deposit is hosted within a 50-metre wide pyritic stockwork within silica-carbonate-sericite altered mafic to intermediate flows and tuffs and a subvolcanic quartz diorite porphyry.  This stockwork plunges ~20º towards the NNW and has been traced in drilling for 200-300 metres in an east-west direction and 400-500 metres north south.  Grade within the stockwork increases with increasing fracture density and alteration.  The remainder of the gold at the Sabodala deposit is hosted by siliceous breccias and quartz veins associated with moderately east-dipping shear zones (BRGM, 1983).  In 1994 Paget estimated “measured and indicated reserves” of 2.97 million tonnes @ 4.92 g/tonne Au (470,000 contained ounces Au) for the Sabodala deposit (Geostec, 2004).  This is an unsubstantiated historical estimate of unknown reliability and unclear terminology which does not conform to NI 43-101 standards, but could be considered relevant as background information on an adjacent property.  In 2007, Mineral Deposits Limited (“MDL”), the owner of the Sabodala exploitation concession, announced a 1.9 million ounce gold JORC-compliant resource for the Sabodala deposit and a 300,000 ounce gold resource for its Niakafiri deposit.  The Sabodala deposit is presently the subject of a bankable feasibility study and preliminary mine design with production expected in late 2008.

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

The general lack of outcrop on the concession makes surface mapping difficult. In early 2005, therefore, Encom was contracted, by the Company, to produce a geological and structural interpretation of the Fugro airborne magnetic survey.  They identified a number of magnetically distinct areas.  The area west of Kobokoto has a unique high-amplitude response which corresponds to the granitoids of the Kakadian Batholith.  To the east, within the Mako volcanic belt, is a northeast-southwest oriented zone characterized by high-amplitude, short wavelength response in the magnetics.  This zone corresponds to a more massive, weakly deformed, mafic volcanic/intrusive portion of the belt.  In the northeastern part of the concession, a number of discrete intrusives are interpreted, the largest located near Mama Kono.

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

Exploration Model

The Sabodala Property is prospective for hosting orogenic gold deposits.  This relatively new classification (Groves et al, 1998) combines several earlier deposit groups (e.g. lode-gold, mesothermal gold, greenstone gold, Archean gold, iron formation-hosted gold) and reflects a recognition that all these deposits have similar temporal and spatial associations with orogenesis.  This very important category includes some of the largest gold deposits and districts in the world (e.g. Kalgoorlie in Australia, Timmins in Ontario and Ashanti in Ghana).  This type of deposit is typically hosted by granite-greenstone terranes which comprise large parts of Archean and Early Proterozoic cratons, including the West African Craton which underlies the Sabodala exploration concession.

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

Mineralization

The 230 square-kilometre Sabodala Property surrounds the 20 square kilometre Sabodala exploitation concession of MDL.  To the west and north it is bound by two Axmin concessions and the Eeximcor Niamia concession. The two Randgold concessions and the MDL concession border the concession to the east and south, respectively.  A number of orogenic gold prospects have been discovered in the area covered by these exploration and exploitation concessions. All are associated with NNE to NE trending shear zones.  Several areas of previous and recently discovered gold mineralization on the Sabodala Property are the focus of the Company’s present exploration program.

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

The large Golouma geochemical anomaly remains a high priority target for further exploration.

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

Exploration Program 2005 – financial year ending February 28, 2006

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

119 kilometres of IP geophysics

•

31 hand trenches totalling 706.7 metres

•

32 mechanical excavation trenches totalling 2956 metres.

Initial positive results confirmed previous work by BRGM, outlining 17 new IP and geochemical anomalies as well as positive results from excavator trenching at Golouma.

Exploration Program 2006 – Financial year ending February 28, 2007

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

Exploration Program 2007 – Financial year ending February 29, 2008

The 2007 exploration program saw the initiation of detailed 40-metre spaced reverse circulation and core  drilling designed to evaluate mineralized zones of interest, beginning with Golouma South and Golouma West, to provide data for a preliminary resource calculation.  In addition the Company continued a property-wide evaluation using geochemistry, geophysics and trenching.

The program comprised:

•

37 kilometres of Induced Polarization Geophysics

•

350 kilometres of GPS controlled picket/flag grid

•

11,700 soil samples

•

19,294 metres of excavator trenching (TSX 153-263)

•

24,796 metres of core drilling in 114 holes (SAB-07-71 to 185)

•

30,026 metres of reverse circulation drilling in 174 holes (RC-SAB-07-11 to 186)

Positive results from trenching and drilling (both core and reverse circulation) at Golouma West have outlined mineralization along a 1,500-metre strike length to an average depth of 300-metres.

Positive results from trenching and drilling (both core and reverse circulation) at Golouma South have outlined mineralization along a 1,000-metre strike length to an average depth of 200-metres.

Positive results from trenching and drilling (both core and reverse circulation) at Masato have outlined mineralization along a 1,800-metre strike length to an average depth of 150-metres.

Prioritization of numerous other mineralization targets continues as a focus of the regional exploration programs.  Geochemical sampling (soils), trenching (hand and excavator), geological mapping and ground geophysics have been utilized in varying degrees with positive results at:  Niakafiri, Maki Medina, Korolo, Sekoto, Maleko, Dendifa West, Kinemba and Mama Kono targets.  Many of these targets are approaching drill readiness for either initial testing, or follow-up to preliminary drill testing (Niakafiri and Maki Medina).

Exploration and Proposed Exploration for 2008 –Financial year ending February 28, 2009

Based on favourable exploration results to date, the Company is continuing its ongoing advanced exploration program. The Company will continue using soil geochemistry and excavation trenching as key methods for target prioritization. In addition, reverse circulation and core drilling will be accelerated at the three most advanced target areas of Goulouma West, Goulouma South and Masato deposits.

The 2008 exploration program consists of 140,000 metres of drilling and the initiation of metallurgical, environmental and engineering baseline studies. Among other matters, these components provided the necessary scope of information to generate a current technical report principally focused on the three deposits identified above (see “Technical Report dated August 31, 2008” below) and are expected to develop inputs for a pre-feasibility study planned for 2009.  The 2008 budget for the Sabodala Project is USD$26 million (of which the Company’s portion is USD$13 million), which exceeds the USD$12 million required to be expended before December 22, 2008 pursuant to the Sabodala Mining Convention.

Technical Report dated August 31, 2008

On September 9, 2008 the Company filed with regulatory agencies in Canada a report dated August 31, 2008 titled “Technical Report – Oromin Explorations Ltd. – Sabodala Property – Senegal” issued by SRK Consulting (Canada) Inc. (“SRK”) of Vancouver, British Columbia (the “SRK Report”). This report summarized the work on the Sabodala Property by the Company and/or OJVG and/or OJVG Ltd. from the commencement of exploration activities in 2005 through June 2, 2008. The principal purposes of the report were 1) to provide an initial inferred in-situ resource estimate for the Goulouma West, Goulouma South and Masato deposits, and 2) to provide recommendations for further work. The report was prepared in accordance with National Instrument 43-101 of the Canadian Securities Administrators, “Standards of Disclosure for Mineral Properties”, which is the disclosure policy governing mineral projects specified by the securities regulatory agencies in Canada.

The rules of the SEC do not allow the publication of inferred resources associated with a mineral exploration project; accordingly, the conclusions in the SRK Report about inferred resources are not included in this Annual Report.

The SRK Report includes SRK’s conclusions that the OJVG Sabodala project is considered to be a promising collection of three gold deposits and number of worthy exploration targets, and that there is potential for all of the resources to be continuous at depth, to some extent. The SRK Report recommends further work, to include but not be limited to:

1.

Continued drilling of the most favourable exploration targets;

2.

Further definition drilling of Masato, Goulouma West and Goulouma South deposits to upgrade their resource classification beyond inferred;

3.

Conduct a Preliminary Economic Assessment;

4.

Relogging of portions of the core; and,

5.

Verification of in-situ density measurements.

The SRK Report recommends a 2008 exploration program, which the report notes is already in progress and includes the above five items, estimated to cost US$26,000,000, a budget already approved by the OJVG.

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

None.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

The Company is in the business of exploring its resource properties, with the primary aim of developing them to a stage where they can be exploited at a profit.  The Company does not currently have any producing properties and its current operations are exploratory searches for minerals or hydrocarbons.

During the fiscal year ended February 29, 2008, the Company continued to be engaged primarily in the exploration of its Sabodala mineral property in Sénégal while awaiting exploration permitting from governmental authorities for its Santa Rosa oil and gas property in Argentina. This permit was subsequently granted by a government decree dated April 30, 2008.

During the fiscal year ended February 28, 2007, the Company was similarly primarily engaged in the exploration of its Sabodala mineral property in Sénégal while awaiting exploration permitting from governmental authorities for its Santa Rosa oil and gas property in Argentina. The slow pace in permitting was attributable principally to the fact that Argentinean government authorities at both the federal and provincial levels had been focused in recent years on a transfer of jurisdiction over hydrocarbon resources from the national government to the provincial governments. This process came to fruition in January 2007 with the formal transfer of jurisdiction. The provincial governments at that point began to focus on developing their capacities to manage the newly transferred resources.

As at February 29, 2008, the Company had incurred net acquisition and exploration costs of $19,924,177 with respect to its Sabodala Property in Sénégal, an increase of $10,412,220 from the prior year’s net investment. The major components of fiscal 2008 expenditures are set out in Note 6 to the financial statements and are as follows: drilling costs of $4,649,594 or 45% of the total; sample analysis costs of $1,291,653 or 12% of the total; a corporate services fee of $1,224,622 or 12% of the total; contractor and geological staff costs of $1,089,405 or 10% of the total; and camp operation costs of $1,019,666 or 10% of the total.  During the fiscal year ended February 29, 2008, the Company carried out in-fill soil geochemical sampling, continued an extensive excavator trenching and sampling program, completed additional ground geophysics and geological mapping and prospecting, and completed the 75,000-metre reverse circulation and core drilling program. The focus of the drilling was at the Goulouma West, Goulouma South and Masato deposits, in preparation for the initial resource calculation which was published on July 24, 2008. In addition, initial drilling began at several new targets. The pace of exploration increased significantly in fiscal 2008 and the Company expects the level of exploration to continue at this level in fiscal 2009.

As at February 28, 2007, the Company had incurred net acquisition and exploration costs of $9,511,957 with respect to its Sabodala Property in Sénégal, an increase of $7,715,495 from the prior year’s net investment.  The major components of fiscal 2007 expenditures are set out in Note 6 to the financial statements and are as follows: camp operation costs of $2,222,055 or 29% of the total; drilling costs of $2,056,906 or 27% of the total; contractor and geological staff costs of $1,702,978 or 22% of the total; and sample analysis costs of $945,873 or 12% of the total.  During the fiscal year ended February 28, 2007, the Company carried out property-wide soil geochemical sampling, extensive excavator trenching, ground geophysics, geological mapping/prospecting and completed the initial 10,000-metre drilling program. In addition, the Company initiated a 75,000-metre reverse circulation and core drilling program targeting a variety of gold targets throughout the Sabodala Property.

As at February 29, 2008, the Company had incurred acquisition and exploration costs of $1,322,329 with respect to its Santa Rosa Property in Argentina, an increase of $257,029 from the prior year. Total expenditures were $391,442 before costs recovered of $134,413. The major components of fiscal 2008 expenditures are set out in Note 6 and are as follows: contractor and geological staff costs of $127,753 or 33% of the total; travel and accommodation costs of $107,756 or 28% of the total; and land and legal costs of $90,996 or 23% of the total. This pattern of costs is consistent with our focus on activities towards the grant of the permitting decree which came to fruition in April 2008.

As at February 28, 2007, the Company had incurred acquisition and exploration costs of $1,065,300 with respect to its Santa Rosa Property in Argentina, an increase of $358,924 from the prior year. The major components of fiscal 2007 expenditures are set out in Note 6 and are as follows: land and legal costs of $153,561 or 43% of the total; presumptive minimum tax costs of $145,842 or 41% of the total; and contractor and geological staff costs of $43,077 or 12% of the total.

The Company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants.  All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centers. This provides similar accounting outcomes as practices under US GAAP.

Early in March 2007 the Company incurred an additional acquisition cost of $118,891 with respect to the Carneirinho Property in Brazil, increasing its total investment in this project to $371,352. As described elsewhere in this report, the Company sold all of its interest in this project to Lund Gold Ltd., a company related by having a number of directors in common, by an agreement dated March 12, 2007 for consideration reflecting its total costs in the project.

As at February 28, 2007, the Company had incurred acquisition and exploration costs of $252,461 with respect to its Carneirinho Property in Brazil, an increase of $208,440 from the prior year. The major components of fiscal 2007 expenditures are set out in Note 6 and are as follows: contractor and geological staff costs of $69,376 or 33% of the total; acquisition costs of $66,667 or 32% of the total; camp operation costs of $35,354 or 17% of the total; and travel costs of $21,760 or 10% of the total. As described elsewhere in this report, the Company sold all of its interest in this project to Lund Gold Ltd. by an agreement dated March 12, 2007 for consideration reflecting its total costs in the project.

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

Fiscal Year Ended February 29, 2008 Compared to Fiscal Year Ended February 28, 2007

During the fiscal year ended February 29, 2008 the Company recorded interest income of $735,172, a foreign exchange loss of $(204,934), and a loss on sale of investments of $(12,679). During the fiscal year ended February 28, 2007 the Company recorded interest income of $271,912, a loss on the write-down of investments of ($677,888), a gain on sale of investments of $83,281, and a foreign exchange gain of $5,910.   These items are highly variable depending on market valuations of investments held for trading and dispositions, if any, from the holdings. The increase in interest reflects significantly higher treasury balances held as a result of large financings completed in the 2007 and 2008 fiscal years. The foreign exchange loss arose on holdings of net assets in United States dollars during a period of unprecedented volatility in the exchange rate of that currency and an overall downtrend of the U.S. dollar. High volatility in the exchange rate is expected throughout fiscal 2009 and has been experienced to the date of this report.

Expenses for the fiscal year ended February 29, 2008 were $1,895,207, up significantly from $1,485,098 for the fiscal year ended February 28, 2007. The principal increases in cost were in travel and public relations, in salaries and benefits, and in professional and consulting fees. These increases, as well as in other lesser cost centres, are commensurate with the increased scope and scale of the Company’s exploration activities both in Sénégal and in Argentina. These levels are expected to continue during fiscal 2009.

Net loss for the fiscal year ended February 29, 2008 was $1,377,648 or $0.02 per share as compared with a net loss for the fiscal year ended February 28, 2007 of $1,801,883 or $0.04 per share. The reduction in net loss is attributable principally to increased interest income and decreased investment writedowns more than offsetting the increased expenses described in the preceding paragraph. The Company expects to incur a net operating loss for the fiscal year ending February 28, 2009.

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

Expenses for the fiscal year ended February 28, 2007 were $1,485,098, down significantly from $2,657,356 for the fiscal year ended February 28, 2006. The principal reductions in cost were in stock based compensation, as a result of reduced vesting of stock options, and in loan interest, as there were no loans outstanding during the year. The principal cost increases were in travel and public relations costs and in professional and consulting fees, associated with increased activities in these cost centres.

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

B.

Liquidity and Capital Resources

In management's view, given the nature of the Company's activities, which consist of the acquisition and exploration of resource properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's properties, the Sabodala mineral project and the Santa Rosa oil and gas project, are located in Sénégal and Argentina respectively, and as a result the Company's operations on these properties may be subject to additional risks.

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held properties.  Based on its existing working capital, the Company does not require additional financing for its currently held properties during the upcoming fiscal year.  The Company has not made use of any financial instruments for hedging purposes in the fiscal year ended February 29, 2008 or to the date of this report.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but plans and intends to incur significant additional exploration expenditures on its Sabodala Property and Santa Rosa Property during the fiscal year ending February 28, 2009.

Management reviews annually the carrying value of the Company’s interest in each resource property and, where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made. Management concluded there was no impairment of resource property carrying values during the 2008 fiscal year.

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

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of exploration on the Company’s resource properties and on the state of the capital markets.

February 29, 2008 Compared to February 28, 2007

At February 29, 2008, the Company’s current assets totalled $26,683,481 compared to $15,874,761 at February 28, 2007.  The increase is attributable to the excess of cash proceeds from the private placement of share capital over amounts added to resource property costs. During the same period, current liabilities decreased to $2,175,285 from $3,288,414 due to increased payables from levels of exploration activities at the Company’s Sabodala Property offset by the elimination of unexpended advances from a joint venture partner.  Included in the Company’s current liabilities were payables or accrued liabilities of $37,098 due to related parties arising from general and administrative expenses incurred with companies related by way of directors in common or from professional services rendered by directors of the Company.  All such amounts are settled in the normal accounts payable cycle.  As a result, the Company had working capital of at February 29, 2008 of $24,508,196 compared to $12,586,347 at February 28, 2007.  At both February 29, 2008 and February 28, 2007, the Company had no long-term debt.

At February 29, 2008, the Company had total assets of $48,205,346 compared to $27,405,610 at February 28, 2007.  The increase arises essentially from the private placement of share capital during the period, details of which are set out in Note 9 to the financial statements.

Share capital as at February 29, 2008 was $57,509,011, up from $34,635,509 as at February 28, 2007, again essentially due to the private placement of share capital during the period, as set out in Note 9.

The Company's largest cash outflows in the fiscal year ended February 29, 2008 resulted from resource property expenditures of $11,136,370. The most significant contribution to working capital in the year ended February 29, 2008 was provided by the sale of share capital that generated cash proceeds of $23,194,490. The most significant contribution to working capital in the year ended February 28, 2007 was also provided by the private placement of share capital, in lesser amounts, and the largest cash outflow in that year was also net resource property expenditures, also in lesser amounts than the 2008 fiscal year.

February 28, 2007 Compared to February 28, 2006

At February 28, 2007, the Company’s current assets totalled $15,784,761 compared to $7,202,239 at February 28, 2006.  The increase is attributable to the excess of cash proceeds from the private placement of share capital over amounts added to resource property costs.  During the same period, current liabilities increased to $3,288,414 from $717,164 due to increased levels of exploration activities at the Company’s Sabodala Property and to unexpended advances from a joint venture partner.  Included in the Company’s current liabilities were payables or accrued liabilities of $47,683 due to related parties arising from general and administrative expenses incurred with companies related by way of directors in common or from professional services rendered by directors of the Company.  All such amounts are settled in the normal accounts payable cycle.  As a result, the Company had working capital of at February 28, 2007 of $12,586,347 compared to $6,485,075 at February 28, 2006.  At both February 28, 2007 and February 28, 2006, the Company had no long-term debt.

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

February 28, 2006 Compared to February 28, 2005

At February 28, 2006, the Company’s current assets totalled $7,202,239 compared to $877,621 at February 28, 2005.  The increase is due to the sale of share capital.  During the same period, current liabilities decreased to $717,164 from $1,068,033 due to the retirement of a series of loans arranged to pay exploration office costs associated with the Company’s Sabodala Property.  Included in the Company’s current liabilities was payables or accrued liabilities of $47,024 due to related parties as a result of general and administrative expenses incurred with companies related by way of directors in common and as a result of professional services rendered by directors of the Company.  All such amounts are payable on demand.  As a result, the Company had working capital of $6,485,075 at February 28, 2006 as compared with a working capital deficiency of $190,412 at February 28, 2005.  As at both February 28, 2006 and February 28, 2005, the Company had no long-term debt.

At February 28, 2006, the Company had total assets of $11,268,010 as compared with $3,985,105 at February 28, 2005. The increase was due to the placement of share capital.

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

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in conformity with US GAAP.  A reconciliation of several accounting measures from the Canadian GAAP basis to that of US GAAP together with a detailed narrative description is provided in Note 17 to the financial statements. The significant measurement differences between Canadian GAAP and US GAAP which affect the Company’s financial statements are summarized as follows:

Under US GAAP, deferred mineral exploration costs on properties at the stage of development as those held by the Company are charged to the statement of operations as incurred, while under Canadian GAAP such costs may be deferred and carried on the balance sheet.  Under Canadian GAAP for the 2006 and 2007 fiscal periods reported on, the investments held by the Company were recorded at the lower of cost and net realizable value.  Under US GAAP, this category of investments held by the Company were classified as “available-for-sale” securities and recorded at market value. The accumulated difference between cost and market value was recorded as part of comprehensive income.  As set out in Notes 3 and 17(d) to the financial statements, effective March 1, 2007 the Company adopted certain new Canadian accounting standards which had the effect of causing the accounting outcomes under Canadian GAAP to be the same as under US GAAP. Under US GAAP, shares issued pursuant to an escrow agreement may be considered to be compensatory in nature under certain circumstances. Compensation is provided for in accordance with Financial Accounting Standards Board (“FASB”) Interpretation 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Awards Plans”, whereby the Company records compensation expense for the amount of equity instruments granted to officers and employees. The compensation expense is adjusted in subsequent periods for changes in the quoted market value of the Company’s shares. If an equity award is forfeited, the Company adjusts compensation expense recorded in the previous periods in the period of forfeiture. Under Canadian GAAP, such escrow shares are not considered compensatory and no provision is required. This difference had an effect during the 2006 fiscal year as set out in Note 17(c).

Had the Company presented its financial statements in accordance with US GAAP, its loss for the fiscal year ended February 29, 2008 would have increased by $10,257,701, its loss for the fiscal year ended February 28, 2007 would have increased by $7,857,268, and its loss for the fiscal year ended February 28, 2006 would have increased by $582,793.

Outlook

In the near term, the Company plans to continue its exploration activities on its Sabodala Property and its Santa Rosa Property.  Based on its existing working capital, the Company does not require additional financing for its currently held properties during the upcoming fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends to incur significant additional exploration expenditures on its currently held properties during the fiscal year ending February 28, 2009.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional mineral exploration or oil and gas properties.  None of the Company’s resource properties are in production and, therefore, do not produce any income.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Derek Bartlett

Mr. Bartlett is a director of the Company. He has worked as a geologist and exploration manager for a number of international mining companies since 1966.  Mr. Bartlett is a director of Cadman Resources Inc., Kingsman Resources Ltd., Newport Gold Inc., Saville Resources Ltd., Waseco Resources Ltd. And X-Cal Resources Ltd., as well he is currently the President of Newport Gold Inc. and Cadman Resources Inc. Mr. Bartlett is 69 years old.

Robert Brennan

Mr. Brennan is a director of the Company. He has been an investment advisor with CB Richard Ellis since 1987 and prior thereto was a CPA with Peat Marwick Mitchell, a predecessor firm of KPMG.  Mr. Brennan is 47 years old.

Ian Brown

Mr. Brown is the Chief Financial Officer of the Company, appointed April 15, 2007. He holds the degree Bachelor of Commerce and is a Chartered Accountant, the Canadian equivalent of a CPA.  He has been a financial executive with a wide array of public companies in the mining exploration industry since 1979. Mr. Brown is 60 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company and is married to Mr. Idziszek.  She is a financier with a long, successful history of organizing and financing junior resource companies in Canada.  In 1980, she founded Corona Explorations which discovered the Hemlo gold deposits in Northern Ontario.  Ms. Dragovan is also a director of Madison Minerals Inc.  Ms. Dragovan is 58 years old.

Chet Idziszek

Mr. Idziszek is a director and the President of the Company and is married to Ms. Dragovan. He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia. He also received the “Prospector of the Year Award" in 1994, again in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of the Company during its exploration and development of the Petaquilla copper-gold deposits in Panama. Mr. Idziszek is a Senior officer and director of Madison Minerals Inc., and Lund Gold Ltd., as well he is currently a director of Cadman Resources Inc.  Mr. Idziszek is 61 years old.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto. He worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996. He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant. Mr. Sibthorpe is currently a director of Black Pearl Consolidated Ltd., Klondex Mines Ltd., Madison Minerals Inc. and TTM Resources Inc.  Mr. Sibthorpe is 59 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company. Mr. Stewart is a lawyer who has practised law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is a director and senior officer of Lund Gold Ltd. and Madison Minerals Inc.  Mr. Stewart is currently a director of Bayswater Uranium Corporation, Buffalo Gold Ltd., Cascade Resources Inc., CMYK Capital Inc., Kingsman Resources Ltd., Longview Capital Partners Incorporated and Salmon River Resources Ltd.  Mr. Stewart is 50 years old.

Douglas Turnbull

Mr. Turnbull is a director of the Company. Mr. Turnbull is a geologist and is the President of Lakehead Geological Services Inc. which provides geological consulting services for a number of Canadian private and public companies. Mr. Turnbull is a director of Buffalo Gold Ltd., Dagilev Capital Corp., Grizzly Diamonds Ltd., Kola Mining Corp. and Salmon River Resources Ltd.  Mr. Turnbull has been the President of Lakehead since 1992 and is 45 years old.

B.

Compensation

During the fiscal year ended February 29, 2008, the Company paid or accrued cash compensation of $334,024 by way of professional and consulting fees and $162,153 by way of salaries and benefits to its directors and officers. No funds were set aside or accrued by the Company during the fiscal year ended February 29, 2008 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its executive officers.  The following fairly reflects all material information regarding compensation paid to the Company's executive officers which has been disclosed to the Company's shareholders under applicable Canadian law.

The following table (presented in accordance with the rules (the “Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of the Chief Executive Officer and the Chief Financial Officer as at February 29, 2008, and the other three most highly compensated executive officers of the Company as at February 29, 2008, whose individual total compensation for the most recently completed financial year exceeded $150,000 (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

The Company currently has two Named Executive Officers:  Chet Idziszek, President and Chief Executive Officer; and Ian Brown, Chief Financial Officer.  Until March 13, 2007, Naomi Corrigan was the Chief Financial Officer.  Mr. Brown commenced his duties April 15, 2007.  Ms. Corrigan continues as a consultant.

The following table sets forth the summary of the compensation paid for the past three fiscal years to the Named Executive Officers:

Annual Compensation			Long Term Compensation

					Awards		Payouts
Name and Principal Position	Fiscal Year Ended	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Compensation ($)

Chet Idziszek President and CEO	Feb. 29, 2008 Feb. 28, 2007 Feb. 28, 2006	$162,153 $144,812 $138,000	Nil Nil Nil	Nil Nil Nil	Nil Nil 850,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Ian Brown, CFO	Feb. 29, 2008 Feb. 28, 2007 Feb. 28, 2006	$44,500 N/A N/A	Nil N/A N/A	Nil N/A N/A	200,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Naomi Corrigan Former CFO	Feb. 29, 2008 Feb. 28, 2007 Feb. 28, 2006	$7,970 $42,283 $34,189	Nil Nil Nil	Nil Nil Nil	Nil Nil 30,000	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Option Grants in Last Fiscal Year

The following table sets forth a summary of options granted to the Named Executive Officers during the fiscal year ended February 29, 2008:

Name	Options Granted (# common shares)	% of Total Options Granted	Exercise Price ($/share)(1)	Market Value of Shares Underlying Options at Date of Grant ($/share)	Expiration Date
Chet Idziszek President and CEO	Nil	N/A	N/A	N/A	N/A

Ian Brown, CFO	200,000	100%	$2.80	$2.79	April 20, 2012

Naomi Corrigan Former CFO	Nil	N/A	N/A	N/A	N/A

(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital.  Options vest immediately upon grant, with some exceptions in cases such as new optionees where vesting terms may be imposed at the discretion of the Board of Directors.

There were no repricings of stock options held by Named Executive Officers of the Company during the fiscal year ended February 29, 2008.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth a summary of stock options exercised by and remaining outstanding to the Named Executive Officers for the fiscal year ended February 29, 2008:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable	$ Value of Unexercised In-the-Money Options (1) Exercisable/Unexercisable

Chet Idziszek, President and CEO	Nil	Nil	1,145,000/Nil	$2,564,250/Nil

Ian Brown, CFO	Nil	Nil	100,000/100,000	$60,000/$60,000

Naomi Corrigan, Former CFO	Nil	Nil	30,000/Nil	$45,000/Nil

(1)

Value of unexercised in-the-money options calculated using the closing price of $3.40 for the common shares of the Company on the TSX Venture Exchange on February 29, 2008, less the exercise price of in-the-money options.

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

Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Annual Report, except that directors are compensated for their actual expenses incurred in the pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, Norman Haimila and a corporation controlled by Douglas Turnbull were paid or accrued $121,543 and $125,531 respectively for geological consulting services rendered and a company controlled by J.G. Stewart was paid or accrued $86,950 for professional services rendered.  Mr. Idziszek received $162,153 and Ms. Dragovan received $61,000 as salaries. Dr. Haimila was a director throughout the 2008 fiscal year but subsequently resigned effective July 18, 2008.

The following table sets forth stock options granted by the Company during the fiscal year ended February 29, 2008 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted ($)(1)	% of Total Options Granted in Fiscal Year*	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date

Derek Bartlett	Nil	N/A	N/A	N/A	N/A
Robert Brennan	Nil	N/A	N/A	N/A	N/A
Nell Dragovan	Nil	N/A	N/A	N/A	N/A
Norman Haimila (2)	Nil	N/A	N/A	N/A	N/A
Robert Sibthorpe	Nil	N/A	N/A	N/A	N/A
J.G. Stewart	Nil	N/A	N/A	N/A	N/A
Douglas Turnbull	Nil	N/A	N/A	N/A	N/A
*		Percentage of all options granted during the fiscal year
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the stock option plan referred to below) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.  Options vest immediately upon grant.

(2)		Norman Haimila resigned as a Director effective July 18, 2008.

The following table sets forth details of all exercises of stock options during the fiscal year ended February 29, 2008 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Securities Acquired on Exercise (#)¹	Aggregate Value Realized ($)²	Unexercised Options at Fiscal Year-End (#)[3,4] Exercisable/ Unexercisable[5]	Value of Unexercised In-the- Money Options at Fiscal Year-End ($)[3,4] Exercisable/ Unexercisable[5]

Derek Bartlett	Nil	Nil	145,000/nil	$374,250
Robert Brennan	Nil	Nil	200,000/nil	$300,000
Nell Dragovan	Nil	Nil	295,000/nil	$805,500
Norman Haimila	Nil	Nil	75,000/nil	$112,500
Robert Sibthorpe	Nil	Nil	50,000/nil	$75,000
J.G. Stewart	Nil	Nil	195,000/nil	$490,500
Douglas Turnbull	Nil	Nil	95,000/nil	$175,500

1	Number of common shares of the Company acquired on the exercise of stock options.
2	Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the TSX Venture Exchange.
3	The figures relate solely to stock options.
4

The value of in-the-money options was calculated using the closing price of the common shares of the Company on the TSX Venture Exchange on February 29, 2008 of $3.40, less the exercise price of each option.

5	All such options are currently exercisable.

There were no repricings of stock options held by directors of the Company during the fiscal year ended February 29, 2008.

C.

Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.  Derek Bartlett and Douglas Turnbull have been directors of the Company since February 25, 2002.  Robert Brennan has been a director of the Company since April 18, 2006.  Nell Dragovan has been a director of the Company since January 22, 2004.  Norman Haimila was first elected a director of the Company July 3, 2001. Chet Idziszek has been a director of the Company since February 21, 1994 and the President of the Company since June 23, 1999.  Robert Sibthorpe has been a director of the Company since June 4, 2004.  J.G. Stewart has been a director of the Company since July 19, 1995 and the Secretary of the Company since August 23, 1996.  Neither the Company nor any of its subsidiaries have any arrangement to provide benefits to directors upon termination of employment.

The Company’s Audit Committee is comprised of Derek Bartlett, Robert Sibthorpe and Douglas Turnbull.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment. The Audit Committee reviews the audited financial statements of the Company and liaises with the Company’s auditors and recommends to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Board of Directors or the shareholders of the Company.

D.

Employees

During the fiscal years ended February 29, 2008 and February 28, 2007, the Company had an average of approximately 165 employees of whom six worked out of the Company’s head office, nine worked out of the Company’s Dakar office and approximately 150 worked out of the Company’s Sabodala exploration camp facility.  Of the average of 165 employees, three worked in management roles (two in Canada and one in Sénégal), three in secretarial roles (two in Canada and one in Sénégal), two in accounting roles (one in Canada and one in Sénégal), six as support workers (in Sénégal) and the balance of 150 worked as mineral explorationists (one in Canada and the rest in Sénégal).  Of those, 6 were employed as geologists while the approximately 140 others were casual or temporary employees.  During the fiscal year ended February 28, 2006, the Company had an average of three employees all of whom worked out of the Company’s head office.  Of the average of three employees, one worked in a management role, one in a secretarial role and one in an accounting role.  No employees were casual or temporary employees.  The number of the Company’s employees fluctuates based on the level of the Company’s exploration activities.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options to purchase common shares of the Company held by such persons:

Name	Number of Common Shares Held at June 17, 2008	Number of Options Outstanding at June 17, 2008	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Derek Bartlett	5,000	75,000 20,000 50,000 100,000	0.4%	$0.25 $0.25 $1.90 $3.25	January 22, 2009 March 3, 2009 February 15, 2011 March 26, 2013
Ian D. Brown	nil	200,000 75,000	0.4%	$2.80 $3.25	April 20, 2012 March 26, 2013
Robert Brennan	1,321,761	200,000 125,000	2.5%	$1.90 $3.25	February 15, 2011 March 26, 2013

Nell Dragovan	1,936,904	200,000 20,000 75,000 100,000	3.6%	$0.25 $0.25 $1.90 $3.25	January 22, 2009 March 3, 2009 February 15, 2011 March 26, 2013
Norman Haimila	95,000	75,000 100,000	0.4%	$1.90 $3.25	February 15, 2011 March 26, 2013
Chet Idziszek	6,809,537	175,000 120,000 300,000 550,000 300,000	12.4%	$0.25 $0.25 $0.70 $1.90 $3.25	January 22, 2009 March 3, 2009 September 15, 2010 February 15, 2011 March 26, 2013
Robert Sibthorpe	nil	50,000 100,000	0.2%	$1.90 $3.25	February 15, 2011 March 26, 2013

J.G. Stewart	626,377	100,000 20,000 75,000 125,000	1.4%	$0.25 $0.25 $1.90 $3.25	January 22, 2009 March 3, 2009 February 15, 2011 March 26, 2013
Douglas Turnbull	46,000	20,000 75,000 100,000	0.4%	$0.25 $1.90 $3.25	March 3, 2009 February 15, 2011 March 26, 2013
Total:	10,840,579	3,525,000	21.7%

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 17, 2008, are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 65,184,906 Common Shares outstanding as of June 17, 2008.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons beneficially owning 5% or more of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at June 17, 2008	Percentage of Common Shares Outstanding at June 17, 2008

Abdullah Basodan	3,630,500	5.6%
Chet Idziszek	6,809,537	10.5%

Mr. Idziszek's holdings reported on Form 20-F have diminished from 25.2% in 2004 to 15.2% in 2007 and to 10.5% in 2008 as a function of (1) the increase in issued share capital from 25,695,308 in 2004 to 65,184,906 shares as reported in this Item 7.A, and (2) the net effect of acquisitions and dispositions made by Mr. Idziszek over the periods.

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

As at June 17, 2008 there were 65,184,906 common shares of the Company issued and outstanding.  Based on the records of the Company's registrar and transfer agent, Computershare Investor Services Inc., of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 232 registered holders of the Company's common shares resident in the United States, holding an aggregate 15,985,051 common shares, including 4,190,657 shares held by Cede & Co.  This number represents approximately 24.5% of the total issued and outstanding common shares of the Company as at June 17, 2008. Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at June 17, 2008 there were 1,774 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 16,360,026 common shares. This number represents approximately 25.1% of the total issued and outstanding common shares of the Company as at June 17, 2008, also including the 4,190,657 shares held by Cede & Co. The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 2,005 holders holding aggregate 28,154,420 common shares. This number represents approximately 43% of the total issued and outstanding common shares of the Company as at June 17, 2008.

B.

Related Party Transactions

Other than the transactions described in this section, there were no material transactions in the fiscal years ended February 29, 2008, February 28, 2007 and February 28, 2006, or to the date of this report, or proposed material transactions between the Company or any of its subsidiaries and:

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

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002. At the time that the Agreement was entered into, the Company was not related to Bible, however, subsequent to the date of the Agreement, Chet Idziszek, the President and a director of the Company was appointed as a director of Bible’s parent company, The Havana Group Inc. (“Havana”), a position Mr. Idziszek held until April 2007.  The Agreement was amended a number of times during the period Mr. Idziszek was a director of Havana and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for a 17.52% effective interest in its Santa Rosa Property and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited (“Irie”), received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interest. Surge in due course elected not to acquire any further interest in the Santa Rosa Property. As disclosed in “Agreements with Surge Global Energy, Inc.”, in March 2008 Surge sold its interest in the Santa Rosa Property back to the Company in consideration of the payment to Surge of US$600,000 and the delivery to Surge of 1,000,000 of its own shares. During the 2007 and 2008 fiscal years the Company sold a total of 250,000 of the Surge shares as set out in Note 4 to the financial statements. Of the 1,000,000 Surge shares delivered to Surge in March 2008, 750,000 were the balance of the shares originally obtained after the sales described above and in Note 4, and 250,000 were acquired in March 2008 from Mr. Chet Idziszek a director and senior officer of the Company at market value.

On February 2, 2005, the Company entered into loan agreements with two directors of the Company, Mr. Chet Idziszek and Ms. Nell Dragovan, and a company, J.G. Stewart Law Corporation Ltd., controlled by a director of the Company, Mr. James G. Stewart to borrow $575,000 to pay exploration office costs associated with the Company’s Sabodala Property.  These loan agreements were replaced by loan agreements dated April 28, 2005 that provided that the loans bore interest at the rate of 12% per annum and were convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan. The loans were repaid in the fiscal year ended February 28, 2006.

By an agreement dated March 12, 2007 between the Company and Lund Gold Ltd. (“Lund”), the Company sold all of its interest in the Carneirinho Property to Lund in consideration of the issuance to the Company of 1,197,906 common shares of Lund, this consideration reflecting the amount that the Company had spent on acquisition and exploration of the Carneirinho Property.  Chet Idziszek, the President and a director of the Company, and J.G. Stewart, the Secretary and a director of the Company are also directors and senior officers of Lund.

C.

Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended February 29, 2008 that contain an Independent Auditor’s Report dated September 5, 2008, Consolidated Balance Sheets as at February 29, 2008 and February 28, 2007, Consolidated Statements of Operations and Deficit for the Fiscal Years Ended February 29, 2008, February 28, 2007, and February 28, 2006, Consolidated Statements of Cash Flows for the Fiscal Years Ended February 29, 2008, February 28, 2007, and February 28, 2006 and Notes to the Consolidated Financial Statements.

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

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the TSX Venture Exchange for each of the most recent six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years are as follows:

	High	Low
Fiscal year 2008-2009
August 2008	$2.10	$1.46
July 2008	$2.70	$1.60
June 2008	$2.45	$2.12
May 2008	$2.90	$2.10
April 2008	$2.95	$2.45
March 2008	$3.42	$2.61
Second Quarter	$2.70	$1.46
First Quarter	$3.42	$2.10
2008	$4.15	$2.07
Fourth Quarter	$4.15	$2.86
Third Quarter	$3.00	$2.37
Second Quarter	$2.90	$2.07
First Quarter	$4.05	$2.19
2007	$4.18	$1.30
Fourth Quarter	$4.18	$1.71
Third Quarter	$2.24	$1.60
Second Quarter	$2.33	$1.64
First Quarter	$2.45	$1.30
2006	$2.00	$0.31
2005	$0.68	$0.15
2004	$0.25	$0.065

The closing price of the Company's common shares on the TSX Venture Exchange on September 10, 2008 was $1.37.

The Company’s common shares were listed on the NASD Over-the-Counter Bulletin Board on October 5, 2006.  The high and low sale prices for the common shares of the Company on the Over-the-Counter Bulletin Board for each of the most recent six months and each full financial quarter since the listing date are as follows:

	High	Low
Fiscal year 2008-2009
August 2008	US$2.02	US$1.39
July 2008	US$2.70	US$1.60
June 2008	US$2.41	US$2.11
May 2008	US$2.90	US$2.11
April 2008	US$2.90	US$2.40
March 2008	US$3.48	US$2.58
Second Quarter	US$2.70	US$1.39
First Quarter	US$3.48	US$2.11
2008	US$4.10	US$1.98
Fourth Quarter	US$4.10	US$2.80
Third Quarter	US$3.19	US$2.24
Second Quarter	US$2.75	US$1.98
First Quarter	US$3.51	US$2.05
2007	US$3.69	US$1.25
Fourth Quarter, 2006	US$3.69	US$1.52

The closing price of the Company’s common shares on the Over–the-Counter Bulletin Board on September 10, 2008 was US$1.30.

B.

Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The common shares of the Company and one of its predecessor companies, Oromin Explorations Ltd., have traded on the Vancouver Stock Exchange since November 6, 1981.  They presently trade under the symbol “OLE” on the TSX Venture Exchange, the successor exchange to the Vancouver Stock Exchange since February 25, 2002.  The common shares of the Company have traded on the NASD Over-the-Counter Bulletin Board since October 5, 2006 and trade under the symbol “OLEPF”.

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

C.

Material Contracts

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002. At the time that the Agreement was entered into, the Company was not related to Bible, however, since the date of the Agreement, Chet Idziszek, the President and a director of the Company was appointed as a director of Bible’s parent company, The Havana Group Inc. (“Havana”). The Agreement has been amended a number of times subsequent to Mr. Idziszek becoming a director of Havana and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for a 17.52% effective interest in its Santa Rosa Property and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited (“Irie”), received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interest. Surge subsequently elected not to acquire any further interest in the Santa Rosa Property. As disclosed in “Agreements with Surge Global Energy, Inc.”, in March 2008 Surge sold its interest in the Santa Rosa Property back to the Company in consideration of the payment to Surge of US$600,000 and the delivery to Surge of 1,000,000 of its own shares. During the 2007 and 2008 fiscal years the Company sold a total of 250,000 of the Surge shares as set out in Note 4 to the financial statements. Of the 1,000,000 Surge shares delivered to Surge in March 2008, 750,000 were the balance of the shares originally obtained after the sales described above and in Note 4, and 250,000 were acquired in March 2008 from a director and senior officer of the Company at market value.

By a letter agreement dated January 27, 2005, the Company and Lund Gold Ltd. (“Lund”) were granted an option by Dirceu Santos F. Sobrinho to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.  The option to acquire the Carneirinho Property is structured as a two-stage option with Lund and the Company jointly acquiring a 50% interest at each stage. In order to exercise the first option, Lund and the Company must pay the vendor US$50,000 on or before April 30, 2005 (paid) and a total of US$1,700,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, Lund and the Company must pay the vendor an additional US$6,000,000 on or before April 30, 2010. By an agreement dated March 12, 2007 between the Company and Lund Gold Ltd. (“Lund”), the Company sold all of its interest in the Carneirinho Property to Lund in consideration of the issuance to the Company of 1,197,906 common shares of Lund, consideration reflecting the amount that the Company had spent on acquisition and exploration of the Carneirinho Property.

On February 2, 2005, the Company entered into loan agreements to borrow $625,000 (of which $575,000, in total, was provided by two directors of the Company, Mr. Chet Idziszek and Ms. Nell Dragovan and a company controlled by a director of the Company, J.G. Stewart Law Corporation Ltd.) to pay exploration office costs associated with the Company’s Sabodala Property.  These loan agreements were replaced by loan agreements dated April 28, 2005 that provide that the loans bear interest at the rate of 12% per annum; are convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.  These loans were converted by the lenders during the fiscal year ended February 28, 2006 resulting in the issuance of 1,388,887 units to the lenders.

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

In March 2007, the Government of Sénégal granted a twenty month extension (to December 22, 2008) to the current Mining Convention by requiring the spending of an additional USD$12 million during the extension period – which condition has been met.  Thereafter, OJVG Ltd. has ten months (to October 22, 2009) to complete a preliminary feasibility study on the project, at which point the concession can be converted to an exploitation concession. Upon conversion of the concession from an exploration to an exploitation concession, OVJG Ltd. must establish an operating company to further develop the Sabodala Property and must offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator. The Government of Sénégal will receive a 10% interest in the operating company at no cost and a royalty of $US 6.50 per ounce of gold produced.

D.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of the Company’s common shares.  Any remittances of dividends to United States residents are, however, subject to a 15% withholding tax (5% if the shareholder is a corporation owning at least 10% of the outstanding common shares of the Company) pursuant to Article X of the reciprocal tax treaty between Canada and the United States.  See “Item 10 – Additional Information – E.  Taxation”, below.

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

H.

Documents on Display

Any documents referred to in this Annual Report may be inspected at the head office of the Company, Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9, during normal business hours.

I.

Subsidiary Information

There is no information relating to the Company’s subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company anticipates its primary market risk, if any, to be related to fluctuations in exchange rates.  Exchange rate risk may arise if the Company is required to use different currencies for various aspects of its operations.  At present, the functional currency for the Company is the Canadian dollar.  Based on the Company’s overall exchange rate risk as at February 29, 2008, the Company believes that a ten percent change in exchange rates would not have a material adverse effect on its financial position, results of operations, or changes in financial position.  The Company intends to monitor its exchange rate risk and take reasonable steps to reduce its exposure.  The Company does not intend to purchase or sell derivative instruments for speculative purposes.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

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

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures (DCP)

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is collected and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

At the end of the period covered by this report, the fiscal year ended February 29, 2008, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).

The Company did not meet the filing date specified for the filing of Form 20-F as an Annual Report, namely, August 31, 2008, and in fact completed the preparation of its Form 20-F on September 16, 2008.  The financial year ending February 29, 2008 was the first year for which the Company was required to provide the opinion of its auditors on its internal control over financial reporting. The completion of all necessary tests required to support this opinion was not accomplished in time for a filing within the filing dates specified. Management believes that this deficiency in disclosure controls and procedures was a one-time situation and will not recur in future reporting periods.

Because of the failure to meet the filing date specified, a fact that comprises part of management’s evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were not adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.  The Company’s management, with the participation of the CEO and the CFO, also considered the fact that management determined that there were material weaknesses with respect to the Company's internal control over financial reporting.  However, management determined that the material weaknesses in internal controls over financial reporting regarding controls at the entity level, information technology systems and expenditures did not arise from a lapse in the Company's disclosure policies.

It should be noted that the Company’s chief executive officer and chief financial officer do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report on Internal Control over Financial Reporting (ICFR)

Management is responsible to the Board of Directors for the preparation of financial statements of the Company. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including note disclosure of the reconciliation to US GAAP, and necessarily include some amounts based on estimates and judgments.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below.  The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principals.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of February 29, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

In performing the assessment, management identified material weaknesses in our internal control processes regarding controls at the entity-level, information technology systems, and expenditures. A material is defined as a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Management concluded that the Company’s entity-level controls related to the control environment, control activities, dissemination of information and communication and monitoring functions have not been designed adequately. With respect to the control environment, control activities, dissemination of information and communication and monitoring functions, management determined that these material weaknesses were primarily attributable to a lack of formalized policies and procedures, lack of controls over the expenditure cycle, lack of controls to monitor operating results, lack of formalized accounting approval and review procedures, and a lack of compliance and internal control function. These material weaknesses contributed to the other material weaknesses described below as well as to an environment where there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Inadequate and ineffective information technology controls are noted along with a lack of IT policies and procedures that relate to program changes, computer and application operations, access, security and disaster recovery plans may not ensure the proper operation of information systems surrounding financial reporting.

The Company’s internal controls were not adequately designed in a manner to support effectively the requirements of an effective budgeting system with feedback analysis to the Board, a formalized purchasing authority policy, timely recording and reconciliation of foreign location’s exploration expenditures of the expenditures process.

Because of these material weaknesses, management believes that as of February 29, 2008, the Company’s internal controls over financial reporting were not effective.  The Company is addressing these weaknesses as described below under the section heading “Changes in Internal Control Over Financial Reporting”.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended February 29, 2008.  In this report, the Company’s independent registered public accounting firm, Davidson & Company LLP, Chartered Accountants, of Vancouver, BC, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended February 29, 2008.   Davidson & Company LLP has audited the Company’s financial statements included in this Annual Report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting.  The Auditor’s Attestation Report is included in the Company’s financial statements, attached hereto as Exhibit F-2.

Changes in Internal Control over Financial Reporting

Management has reported to the Audit Committee the identification of the material weaknesses and significant deficiencies identified in its assessment.  Key elements of the remediation effort include, but are not limited to, the following initiatives: adopting and implementing common policies, procedures and controls, and communicating roles and responsibilities to all personnel involved in the financial reporting function.  These initiatives will require time to train personnel; build internal control knowledge; define user-access rights to the Company’s accounting systems; develop and formalize policies and procedures; formalize approval, review and reporting protocols; and enhance the Company’s information systems and lines of communications.

Management plans to implement certain measures to remediate the identified material weaknesses and to enhance the internal controls over financial reporting processes.  Management has established a goal of remediating all material weaknesses in internal control over financial reporting for the fiscal year ended February 28, 2009, although no assurance can be given that this goal will be attained.

As of the date of filing, management is in the process of implementing the following measures:

Remediation of Material Weaknesses in Information Technology Controls

The changes in internal controls over financial reporting taken by management, described below, are designed to remedy the Company’s material weaknesses in program changes, computer and application operations, access, security and disaster recovery.  This includes the formalization of effective information technology policies and procedures, which will address financial reporting risks associated with the IT function.  Management will take immediate steps to increase the security of our network and has initiated a disaster recovery plan. Management is working to establish a strong and effective control environment. As management continues to work toward improving the Company’s information technology systems during the 2009 fiscal year, sound information technology security practices will be integrated throughout the Company in a compliant and consistent manner.

The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurances that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Other than the issues discussed above, there were no changes in our internal controls over financial reporting that occurred during the most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERTS

The Company has determined that Robert Sibthorpe qualifies as an “audit committee financial expert” and is independent as that term is defined in the listing standards of the National Association of Securities Dealers.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto. He worked as a mining analyst and director of Yorkton Securities Inc. from 1986 to 1996. He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a Code of Ethics applicable to its directors, principal executive officer, principal financial officer, principal accounting officer, controller and persons performing similar functions. The Company undertakes to provide a copy of the Company’s Code of Ethics to any person, without charge, upon request in writing to the Secretary of the Company, whose address is Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

In respect of work undertaken for the fiscal year ended February 29, 2008 the Company has been billed the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Billed
Audit fees	$125,000
Audit-related fees	nil
Tax fees (not yet billed)	$4,000
All other fees	nil
Total fees	$129,000

In respect of work undertaken for the fiscal year ended February 28, 2007, the Company was billed the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Billed
Audit fees	$38,000
Audit-related fees	nil
Tax fees	$4,000
All other fees	nil
Total fees	$42,000

Tax fees relate to fees for tax compliance services including tax return preparation.

As required by Rule 2-01(c)(7)(i) of Regulation S-X, before the accountant was engaged by the Company to render audit or non-audit services, the Company’s audit committee approved the engagement.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended February 29, 2008, which is the period covered by this Annual Report on Form 20-F.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no such purchases; accordingly, the information referred to in this Item is not required for the fiscal year ended February 29, 2008, which is the period covered by this Annual Report on Form 20-F.

PART III

ITEM 17.

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report.  These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to US GAAP (see Note 17 therein).  For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 12 of this Annual Report.

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

Description of Document	Page No.
Cover Sheet	F-1
Independent Auditors’ Report dated September 5, 2008	F-2
Independent Auditors’ Report dated September 5, 2008	F-3
Consolidated Balance Sheets as at February 29, 2008 and February 28, 2007	F-5
Consolidated Statements of Operations and Deficit for the Fiscal Years Ended February 29, 2008, February 28, 2007 and February 28, 2006	F-6
Consolidated Statements of Deficit and Accumulated Other Comprehensive Income (Loss) for the Fiscal Years Ended February 29, 2008, February 28, 2007 and February 28, 2006	F-7
Consolidated Statements of Cash Flows for the Fiscal Years Ended February 29, 2008, February 28, 2007 and February 28, 2006	F-8
Notes to the Consolidated Financial Statements	F-9

(b)

Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
*4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the Sabodala Property

*4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek
*4.I	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan
*4.J	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.K	Loan Agreement dated April 28, 2005 between the Company and David Scott
*4.L	Loan Agreement dated August 9, 2005 between the Company and Naples Explorations, LLC	E-113
*4.M	Joint Venture Agreement made as of the 20th day of September 2005 between the Company and Bendon International Ltd.	E-121
*4.N	Letter of Intent dated November 15, 2005 between the Company and Ottoman Energy Limited	E-193
*4.O	Shareholders Agreement dated December 18, 2006 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited	E-201
*4.P	Amendment Agreement to the Shareholders Agreement, dated January 1, 2007 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited.	E-277
*4.Q	Ministry of Energy and Mines, Republic of Senegal, Transfer and Extension Decree, dated February 7, 2007 for the Sabodala Property	E-286
*4.R	Certificate of Incorporation – Sabodala Holding Limited	E-289
4.S	Letter Agreement dated March 12, 2007 between the Company and Lund Gold Ltd. on the Carneirinho Property, Brazil	E-290
4.T	Letter Agreement dated March 11, 2008 between the Company and Chet Idziszek regarding the Santa Rosa Property, Argentina	E-292
4.U	Final Decree dated April 30, 2008 from the Government of Mendoza on the Santa Rosa Property with the English sworn translation following directly behind	E-293
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.2
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.1
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.2

SIGNATURES

                 The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 16th day of September, 2008

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Per:  (signed) Chet Idziszek

Title:  President

CERTIFICATION

Exhibit 12.1

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

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the Company and have:

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

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Date:    September 16, 2008

(signed) “CHET IDIZSEK”

Chet Idziszek, President and Chief Executive Officer

CERTIFICATION

Exhibit 12.2

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

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))for the Company and have:

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

disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

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

Date:   September 16, 2008

(signed) “IAN BROWN”

____________________________

Ian Brown, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
*4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the Sabodala Property
*4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek
*4.I	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan
*4.J	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.K	Loan Agreement dated April 28, 2005 between the Company and David Scott
*4.L	Loan Agreement dated August 9, 2005 between the Company and Naples Explorations, LLC	E-113
*4.M	Joint Venture Agreement made as of the 20th day of September 2005 between the Company and Bendon International Ltd.	E-121
*4.N	Letter of Intent dated November 15, 2005 between the Company and Ottoman Energy Limited	E-193
*4.O	Shareholders Agreement dated December 18, 2006 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited	E-201
*4.P	Amendment Agreement to the Shareholders Agreement, dated January 1, 2007 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited	E-277

*4.Q	Ministry of Energy and Mines, Republic of Senegal, Transfer and Extension Decree, dated February 7, 2007 for the Sabodala Property	E-286
*4.R	Certificate of Incorporation – Sabodala Holding Limited	E-289
4.S	Letter Agreement dated March 12, 2007 between the Company and Lund Gold Ltd. on the Carneirinho Property, Brazil	E-290
4.T	Letter Agreement dated March 11, 2008 between the Company and Chet Idziszek regarding the Santa Rosa Property, Argentina	E-292
4.U	Final Decree dated April 30, 2008 from the Government of Mendoza on the Santa Rosa Property with the English sworn translation following directly behind	E-293
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.2
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.1
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 30614).

Oromin Explorations Ltd.
(An Exploration Stage Company)

Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 29, 2008

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Oromin Explorations Ltd.

We have audited the consolidated balance sheets of Oromin Explorations Ltd. as at February 29, 2008 and February 28, 2007 and the consolidated statements of operations, deficit, accumulated other comprehensive income (loss) and cash flows for the years ended February 29, 2008, February 28, 2007 and 2006 These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 29, 2008 and February 28, 2007 and the results of its operations and cash flows for the years ended February 29, 2008, February 28, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Accountability Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of February 29, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 5, 2008 expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.

“DAVIDSON & COMPANY, LLP”

Chartered Accountants

Vancouver, Canada

September 5, 2008

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 3 to the consolidated financial statements. Our report to shareholders dated September 5, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditor’s report when the changes are properly accounted for and adequately disclosed in the financial statements.

“DAVIDSON & COMPANY, LLP”

Chartered Accountants

Vancouver, Canada

September 5, 2008

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Oromin Explorations Ltd.

We have audited Oromin Explorations Ltd.’s (the “Company”) internal control over financial reporting as of February 29, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: Management concluded that the Company’s entity-level controls related to the control environment, control activities, dissemination of information and communication and monitoring functions have not been designed adequately. With respect to the control environment, control activities, dissemination of information and communication and monitoring functions, management determined that these material weaknesses were primarily attributable to a lack of formalized policies and procedures, lack of controls over the expenditure cycle, lack of controls to monitor operating results, lack of formalized accounting approval and review procedures, and a lack of compliance and internal control function. These material weaknesses contributed to the other material weaknesses described below as well as to an environment where there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management also concluded that inadequate and ineffective information technology controls exist along with a lack of IT policies and procedures that relate to program changes, computer and application operations, access, security and disaster recovery plans may not ensure the proper operation of information systems surrounding financial reporting. The Company’s internal controls were not adequately designed in a manner to support effectively the requirements of an effective budgeting system with feedback analysis to the Board, a formalized purchasing authority policy, timely recording and reconciliation of foreign location’s exploration expenditures of the expenditures process. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended February 29, 2008 of the Company, and this report does not affect our report on those financial statements.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of February 29, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of February 29, 2008 and February 28, 2007, and the related consolidated statements of operations, deficit, accumulated other comprehensive income (loss) and cash flows for the years ended February 29, 2008, February 28, 2007 and 2006 and our report dated September 5, 2008 expressed an unqualified opinion.

“DAVIDSON & COMPANY, LLP”

Chartered Accountants

Vancouver, Canada

September 5, 2008

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
As at

	February 29	February 28
	2008	2007

ASSETS

Current
Cash	$26,139,917	$15,792,822
Receivables	176,030	77,067
Investments (Note 4)	362,662	-
Prepaid expenses and deposits	4,872	4,872

Total current assets	26,683,481	15,874,761

Investments (Note 4)	-	554,679
Resource properties (Note 6)	21,246,506	10,829,718
Contractor deposit	171,465	-
Equipment and fixtures (Note 5)	37,145	7,207
Performance bond – restricted cash (Note 7)	66,749	139,245

	$48,205,346	$27,405,610

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$2,175,285	$1,275,271
Due to joint venture (Note 6)	-	2,013,143

Total current liabilities	2,175,285	3,288,414

Shareholders' equity
Capital stock (Note 9)
Authorized
An unlimited number of common shares without par value
Issued and outstanding
64,972,583 common shares (2007 – 50,457,878)	57,509,011	34,635,509
Contributed surplus (Note 9)	4,145,757	3,197,435
Accumulated other comprehensive loss	(531,311)	-
Deficit	(15,093,396)	(13,715,748)

	46,030,061	24,117,196

	$48,205,346	$27,405,610

Nature of operations (Note 1)
Subsequent events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

	Year Ended		Year Ended		Year Ended
	February 29,		February 28,		February 28,
	2008		2007		2006

EXPENSES
Amortization	$2,803		$3,133		$2,593
Filing and transfer agent fees	66,157		52,012		40,164
Loan interest	-		-		89,011
Office and rent	143,179		124,112		140,575
Office administration recovery	-		-		(310,172)
Professional and consulting fees	276,612		223,742		113,399
Salaries and benefits	329,237		200,137		172,524
Stock-based compensation (Note 10)	627,334		652,789		2,307,214
Travel and public relations	449,885		229,173		102,048

	(1,895,207)		(1,485,098)		(2,657,356)

OTHER INCOME (EXPENSE)
Interest income	735,172		271,912		32,837
Foreign exchange gain (loss)	(204,934)		5,910		(78,007)
Gain (loss) on sale of investments (Note 4)	(12,679)		83,281		-
Write-down of investments (Note 4)	-		(677,888)		-

	517,559		(316,785)		(45,170)

Loss for the year	(1,377,648)		(1,801,883)		(2,702,526)

Other comprehensive gain (loss)
Unrealized loss on investments (Note 4)	(531,311)		-		-

Total comprehensive loss for the year	$(1,908,959)	$	(1,801,883)	$	(2,702,526)

Basic and diluted loss per common share	$(0.02)		$(0.04)		$(0.09)

Weighted average number of common shares outstanding	56,740,221		42,853,558		29,511,921

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED
OTHER COMPREHENSIVE INCOME (LOSS)
(Expressed in Canadian dollars)

	Year ended	Year ended		Year ended
	February 29,	February 28,		February 28,
	2008	2007		2006

STATEMENT OF DEFICIT
Balance, beginning of year	$(13,715,748)	$(11,913,865)	$	(9,211,339)
Loss for the year	(1,377,648)	(1,801,883)		(2,702,526)

Balance, end of year	$(15,093,396)	$(13,715,748)		$(11,913,865)

STATEMENT OF ACCUMULATED OTHER
COMPREHENSIVE INCOME (LOSS)

Balance, beginning of year	$-
Adjustment to opening balance on adoption of standard	-
Realized losses transferred to net income during the period	-
Unrealized loss on marketable securities (Note 4)	(531,311)

Balance, end of year	$(531,311)

This financial statement came into effect with the adoption by the Company of the new accounting standards described in Note 3 effective March 1, 2007. For fiscal years prior to that date, no such statement was applicable.

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year Ended	Year Ended	Year Ended
	February 29,	February 28,	February 28,
	2008	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(1,377,648)	$(1,801,883)	$(2,702,526)
Items not affecting cash:
Amortization	2,803	3,133	2,593
Accrued interest on performance bond	-	(6,437)	(4,043)
Non-cash portion of foreign exchange (gain) loss	12,957	(5,910)	10,568
Stock-based compensation	627,334	652,789	2,307,214
Write-down of marketable securities	-	677,888	-
Gain (loss) on sale of marketable securities	12,679	(83,281)	-

Changes in non-cash working capital items:
Increase in receivables	(98,963)	(40,851)	(24,860)
Increase (decrease) in accounts payable and accrued liabilities	1,248,244	59,816	(16,570)

Net cash provided by (used in) operating activities	427,406	(544,736)	(427,624)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	24,625,466	15,729,673	6,851,004
Share issue costs	(1,430,976)	(1,014,229)	(152,206)
Due to joint venture	(2,013,143)	2,013,143	-
Proceeds from sale of investments	19,379	228,654	-
Proceeds from restricted cash – performance bond	59,539	-	-
Related party and other loans	-	-	705,288

Net cash provided by financing activities	21,260,265	16,957,241	7,404,086

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(11,136,370)	(7,778,658)	(3,701,255)
Deposit with exploration contractor	(171,465)	-	-
Recoveries on resource properties	-	705,560	2,536,069
Purchase of equipment and fixtures	(32,741)	(2,176)	(4,454)

Net cash used in investing activities	(11,340,576)	(7,075,274)	(1,169,640)

Increase in cash	10,347,095	9,337,231	5,806,822

Cash, beginning of year	15,792,822	6,455,591	648,769

Cash, end of year	$26,139,917	$15,792,822	$6,455,591

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

1.	NATURE OF OPERATIONS

The Company was incorporated on January 25, 1980 under the Company Act of British Columbia.

The Company is in the business of exploring its resource properties and its current mineral exploration and oil and gas activities are in the pre-production stage. Consequently, the Company defines itself to be in the exploration stage. The recoverability of the Company’s expenditures on resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries and, on a proportionate basis, the accounts of the Oromin Joint Venture Group Ltd from its formation during the 2006-2007 fiscal year. The Company’s subsidiaries include Exploraciones Oromin, S.A., which is incorporated under the laws of Argentina, and Sabodala Holding Limited, Irie Isle Limited and Cynthia Holdings Limited, all of which are incorporated under the laws of the British Virgin Islands.

Significant inter-company balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to stock-based compensation, the determination of impairment of assets, asset retirement obligations, estimates of useful lives, and the valuation allowance applied to future income tax assets. Actual results may differ from these estimates.

Investments

During the year ended February 29, 2008 the Company’s holdings of marketable securities were classified as available for sale and accounted for as described in Note 3, with revaluation gains and losses included in other comprehensive income until the related assets are removed from the balance sheet. For the 2007 and 2006 fiscal years, investments in marketable securities were recorded at the lower of cost or market value on an individual investment basis.

Equipment and fixtures

Equipment and fixtures are recorded at cost less accumulated amortization. Amortization has been calculated annually at the following rates:

Office furniture	20% declining balance
Computer equipment	30% declining balance
Leasehold improvements	Straight line over the remaining life of lease

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

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

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or decrease to the carrying amount of the liability and the related long-lived asset. To date the Company does not have any significant asset retirement obligations.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At February 29, 2008, February 28, 2007 and February 28, 2006, the total number of potentially dilutive shares excluded from loss per share was 12,682,582 for 2008, 15,297,287 for 2007 and 10,477,727 for 2006.

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

RECENT ACCOUNTING PRONOUNCEMENTS

Capital disclosures

In February 2007, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company is in the process of assessing the impact of this new section on its financial statements.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

RECENT ACCOUNTING PRONOUNCEMENTS (cont’d…)

Financial instruments

In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation”. These sections will replace the existing Section 3861, “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instruments, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interests, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company is in the process of assessing the impact of these new sections on its financial statements.

Going concern

In June 2007, the CICA amended Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of the Company’s ability to continue as a going-concern. When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going-concern. The new section is effective for years beginning on or after January 1, 2008. The Company is in the process of assessing the impact of this new section on its financial statements.

The Company will be required to adopt the above new accounting standards for its fiscal periods beginning March 1, 2008.

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064 “Goodwill and intangible assets”, replacing Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after October 1, 2008. The Company is in the process of assessing the impact of this new section on its financial statements.

International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own generally accepted accounting principles. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

Effective March 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accounts (CICA) relating to financial instruments. As permitted by the new standards, these have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income” until it is considered appropriate to be recognized in net earnings. This standard requires the presentation of comprehensive income, and its components, in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports comprehensive loss and includes the account “accumulated other comprehensive loss” in shareholders’ equity section of the balance sheet.

(b)	Financial Instruments – Recognition and Measurement (Section 3855)

The Company also adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”. These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

As a result of the adoption of these new standards, the Company has classified its cash as held-for-trading and its investments as available for sale. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities, and due to joint venture, are classified as other financial liabilities, all of which are measured at amortized cost.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

3.	ADOPTION OF NEW ACCOUNTING STANDARDS (cont’d)

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability. Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

(c)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

4.	INVESTMENTS

Investments consist of marketable securities holdings of publicly traded corporate shares as follows:

Surge Global Energy Inc. (“Surge”) (Note 6(c)) – 750,000 (2007 – 894,500) shares with a beginning of period fair value of $554,679 (2007 – $1,377,940) and an end of period fair value of $75,165 (2007 - $554,679). During the fiscal year 2008, 144,500 shares were sold (2007 – 105,500 shares) resulting in a net realized loss of $12,679 (2007 – net gain of $83,281). The reduction in fair value of $447,458 during the period ended February 29, 2008 has been charged to the statement of comprehensive loss. The difference between cost and market value of $677,888 as at February 28, 2007 has been charged to the statement of operations.

Lund Gold Ltd. (“Lund”) (Note 6(b)) – 1,197,906 shares acquired in April 2007 as set out in Note 6 at a fair value of $371,352. A reduction in fair value of $83,853 during the year ended February 29, 2008 has been charged to the statement of comprehensive loss. Lund is related to the Company, having a number of directors in common.

5.	EQUIPMENT AND FIXTURES

		2008			2007

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Office furniture	$20,570	$16,538	$4,032	$20,570	$13,859	$6,711
Computer equipment	27,410	5,929	21,481	6,301	5,805	$496
Leasehold improvements	11,632	-	11,632	-	-	-

	$59,612	$22,467	$37,145	$26,871	$19,664	$7,207

Amortization of leasehold improvements and certain additions to computer equipment will start in June 2008 with the commencement of a renewed lease term. The Company is not a party to the lease, but has a rent sharing agreement with the lessee, a company related by having a number of directors in common.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

6.	RESOURCE PROPERTIES

	2008	2007
Mineral properties
Sabodala, Senegal	$19,924,177	$9,511,957
Carneirinho, Brazil	-	252,461
Oil and gas properties
Santa Rosa, Argentina	1,322,329	1,065,300

	$21,246,506	$10,829,718

	Santa Rosa,	Sabodala,	Carneirinho,
	Argentina	Senegal	Brazil	Total

Balance, February 28, 2006	$706,376	$1,796,462	$44,021	$2,546,859

Acquisition costs	-	-	66,667	66,667
Camp operation	171	2,222,055	35,354	2,257,580
Contractors and geological staff	43,077	1,702,978	69,376	1,815,431
Drilling	-	2,056,906	-	2,056,906
Engineering and feasibility	-	74,489	-	74,489
Exploration office	-	106,715	-	106,715
Insurance	-	23,820	-	23,820
Land and legal	153,561	238,159	-	391,720
Presumptive minimum tax	145,842	-	-	145,842
Sample analysis	-	945,873	15,283	961,156
Travel and accommodation	16,273	344,500	21,760	382,533
	358,924	7,715,495	208,440	8,280,859

Balance, February 28, 2007	1,065,300	9,511,957	252,461	10,829,718

Acquisition costs	-	-	118,891	118,891
Proceeds of disposition (Note 6(b))	-	-	(371,352)	(371,352)
Camp operation	-	1,019,666	-	1,019,666
Contractors and geological staff	127,753	1,089,405	-	1,217,158
Corporate services fee	-	1,224,622	-	1,224,622
Drilling	-	4,649,594	-	4,649,594
Exploration office	48,025	63,062	-	111,087
Insurance	-	11,409	-	11,409
Land and legal	90,996	183,655	-	274,651
Presumptive minimum tax	16,912	-	-	16,912
Sample analysis	-	1,291,653	-	1,291,653
Social programs	-	65,860	-	65,860
Travel and accommodation	107,756	393,532	-	501,288
Wages and benefits	-	419,762	-	419,762
Cost recoveries	(134,413)	-	-	(134,413)

	257,029	10,412,220	(252,461)	10,416,788

Balance, February 29, 2008	$1,322,329	$19,924,177	$-	$21,246,506

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

6.	RESOURCE PROPERTIES (cont’d…)

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many resource properties. The Company has investigated title to all of its resource properties and, to the best of its knowledge, title to each of its properties is in good standing.

The Company’s oil and gas assets, namely the Santa Rosa property, are unproved and as such there is no basis on which to recognize depletion.

a)	Sabodala, Senegal

In October 2004 the Company was awarded an exploration concession in Senegal known as the Sabodala Project and the Company’s rights were formalized in a Mining Convention with the government of Senegal dated February 17, 2005. The Mining Convention grants the Company the sole right to acquire a 100% interest in this project, subject to a 10% free carried interest, after repayment of capital, held in favour of the government of Senegal. The Sabodala Project is held by Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company based in Saudi Arabia. The Company provides exploration and management services to OJVG. In order to acquire its interest in the Sabodala Property, OJVG was obliged to spend at least US$8 million on exploration of the Sabodala Property by April 17, 2007. This condition was met in October 2006.

OJVG was incorporated in August 2006 in anticipation of the completion of the US$8 million expenditure obligation, and in December 2006, SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the Sabodala Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. During the year ended February 28, 2006, the Company incurred exploration and general and administrative costs as project manager and recovered $3,329,267 (US$2.8 million) from Bendon. Following the completion of the US$8 million obligation in October 2006, SHL and Bendon became required to fund and have been funding further exploration and related costs of the Sabodala Project equally; Badr has a free carried interest through the commencement of production. As at February 28, 2007 Bendon had made excess contributions of $2,013,143 towards its requirement to fund 50 per cent of project expenditures beyond the US$8.0 million amount. This excess amount had been advanced to the Company, in its capacity as operator for the OJVG, and was reported at that date as an amount due by the Company to the joint venture.

Pursuant to a corporate advisory agreement entered into October 25, 2007 with Bendon, the Company paid Bendon $1,224,622 (US$1,250,000) and at February 29, 2008 was committed to three further payments of US$500,000 on or before each of May 31 (paid), August 31 and November 30, 2008 for services to be rendered through December 31, 2008.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

6.	RESOURCE PROPERTIES (cont’d…)

a)	Sabodala, Senegal (cont’d…)

The Company’s proportionate interest in OJVG is summarized as follows:

		2008	2007
ASSETS
Current
Cash		$997,924	$-
Receivables		55,182	-

		1,053,106	-

Resource properties		18,667,487	9,511,957
Contractor deposit		171,465	-
	;
		$19,892,058	$9,511,957

LIABILITIES

Current liabilities		$1,106,104	$1,057,005

SHAREHOLDERS’ EQUITY
Equity		18,760,686	8,454,952
Retained earnings		25,268	-

		18,785,954	8,454,952

		$19,892,058	$9,511,957

Cash flows provided by (used in):
Operating activities		$25,268	$-
Financing activities		10,305,734	2,169,026
Investing activities		$(9,333,078)	$(2,169,026)

The Company’s share of OJVG’s income for the years ended February 29, 2008 and February 28, 2007 was $25,268 and $nil respectively.

b)	Carneirinho, Brazil

During the year ended February 28, 2005, the Company and Lund, a company related by way of common directors, were granted an option to jointly acquire a 100% interest in the Carneirinho gold property in north-central Brazil. The option was structured in two stages with the companies jointly acquiring a 50% interest at each stage. In April 2007 the Company sold its interest in the project to Lund, in consideration of the issue by Lund of 1,197,906 of its treasury shares to the Company at a fair value of $371,352. This amount included an option payment of US $100,000 ($118,891) made by the Company in March 2007 prior to the sale to Lund.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

6.	RESOURCE PROPERTIES (cont’d…)

c)	Santa Rosa, Argentina

On September 29, 2000, the Company, through its subsidiary Exploraciones Oromin, S.A. (“EOSA”), submitted a bid to the Secretariat of Energy of the Republic of Argentina to acquire certain oil and gas rights in the Cuyana Basin of central Argentina. In March 2001, the Secretariat of Energy of the Republic of Argentina approved the Company’s bid to acquire a 100% interest in those certain oil and gas exploration rights, which are located in the Province of Mendoza (the “Santa Rosa Property”). In January 2007 the federal government of the Republic of Argentina agreed to the assumption by the Province of Mendoza of jurisdiction over hydrocarbon resources in the province.

On May 2, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which formally granted exploration and exploitation rights to the Company’s Argentinean subsidiary, EOSA, over the oil and gas concession comprising the Santa Rosa Property. Pursuant to the decree the Company is committed to incur exploration expenditures of US$600,000 by May 1, 2011.

The Company’s exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered. Also pursuant to the May 2, 2008 decree, the Company was required to and did put in place a performance bond to guarantee a minimum US$600,000 exploration expenditure. If the Company fails to carry out the minimum expenditure, under certain circumstances the arm’s length bonding company which has provided the bond has recourse to the Company for the cash value of any shortfall.

Agreements with Surge Global Energy, Inc.

By a series of agreements over the period June 2002 through February 2005 the Company, through its subsidiaries, conveyed an effective 17.52% interest in the Santa Rosa Property to Surge Global Energy, Inc., a corporation whose shares trade on the OTC Bulletin Board market in the United States, in consideration of the payment by Surge during the 2005 fiscal year of US$600,000 in cash and the issue to a subsidiary of the Company of 1,000,000 shares of Surge. The cash payment was translated as $832,680 and the Surge shares ascribed a fair value of $1,377,940 at the time received, and a subsidiary of the Company which indirectly holds the Santa Rosa Project issued common shares to Surge to establish Surge’s agreed 17.52% interest. This interest was in place at February 29, 2008.

During the 2007 and 2008 fiscal years the Company sold a total of 250,000 of the Surge shares as set out in Note 4.

Subsequent to the 2008 fiscal year-end, effective March 25, 2008 the Company acquired back from Surge the 17.52% interest in consideration of the payment to Surge of US$600,000 and the delivery to Surge of 1,000,000 of Surge’s shares, of which 750,000 were the balance of the shares originally obtained after the sales described above and in Note 4, and 250,000 were acquired from a director and senior officer of the Company.

A director of the Company served as a director of Surge from August 2002 until April 2007.

Letter of intent with Otto Energy Ltd.

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Otto Energy Ltd. (“Otto”) (formerly Ottoman Energy Ltd.), a corporation whose shares trade on the Australian Stock Exchange, whereby Otto can acquire up to a 41.24% interest in the Santa Rosa Property, in two stages, by spending up to US$2,297,381 on exploration and development of the project. The LOI, as amended, is subject to a number of conditions that must be fulfilled or waived by December 31, 2008, including formal issuance of the exploration and exploitation rights (which occurred May 2, 2008), completion of legal and financial due diligence to Otto’s satisfaction, and the settlement and execution of a joint venture agreement governing the project.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

7.	PERFORMANCE BOND – RESTRICTED CASH

The Company has a bond lodged at a bank in Argentina with a value of US$68,125 (2007 – US$119,013) maturing on August 3, 2012. The bond bears interest at the six month LIBOR rate payable semi-annually. This bond was established in 2002 to secure the Santa Rosa property bid in Argentina (Note 6 (c)) and is subject to annual releases of US$13,625 commencing in 2005. During the year, the Company received its releases for 2005, 2006 and 2007, which previously had remained on deposit.

8.	RELATED PARTY AND OTHER LOANS

a)	In February 2005 and amended in April 2005, the Company arranged loans totalling $625,000 bearing interest at 12% per annum, of which $575,000 was due to directors and a company controlled by a director. These loans were convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit consisting of one share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan. The value attributable to the conversion options was not significant. The loans were converted to 1,388,887 units during the year ended February 28, 2006 and the warrants issued thereon had an expiry date February 1, 2008. The Company paid interest of $78,552 pursuant to these loans of which $72,320 was paid to related parties. During the year ended February 29, 2008 the 1,388,887 warrants were exercised for proceeds of $624,999 (Note 9).

b)	During the year ended February 28, 2006, the Company arranged and received a loan in the amount of US $600,000 bearing interest at 12% per annum compounded monthly. The loan was convertible at the option of the lender into units of the Company at a price of $0.43 per unit, each unit consisting of one share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.43 per share for a period of two years following the date of conversion of the loan. The value attributable to the conversion option was not significant. The loan was converted to 1,701,644 units during the year ended February 28, 2006 and the warrants issued thereon had an expiry date November 15, 2007. The Company paid interest of $10,459 pursuant to this loan. During the year ended February 29, 2008 the 1,701,644 warrants were exercised for proceeds of $731,707 (Note 9).

9.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

a)	In January and February 2006, the Company closed a non-brokered private placement of 7,132,393 units at a price of $0.85 per unit for proceeds of $5,910,328, (net of share issue costs of $152,206). Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share at a price of $1.20 per share until January 16, 2008 for 625,020 warrants, until January 20, 2008 for 882,353 warrants and until February 1, 2008 for 2,058,823 warrants.

b)	In December 2006, the Company closed a non-brokered private placement of 3,030,500 units and a brokered private placement of 6,061,000 units, all at a price of $1.65 per unit for proceeds of $13,609,604 (net of share issue costs of $1,391,371). Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share at a price of $2.20 per share until December 7, 2008. The warrants are subject to forced conversion provisions whereby after April 7, 2007 if the closing trading price of the Company’s shares exceeds $3.40 for twenty consecutive trading days, the Company may provide notice that the warrants will expire within 21 days following such notice. The Company also issued 606,100 broker compensation warrants with a value of $377,142. Each broker warrant can be exercised for one common share at $1.65 per share until December 7, 2008. The assumptions used for the Black-Scholes valuation of the broker warrants were: a risk-free interest rate 3.79% , an expected life of two years, a dividend rate of 0% and an annualized volatility of 64.69%.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

9.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

c)	In November 2007, the Company closed a non-brokered private placement of 1,800,000 units and a brokered private placement of 5,400,000 units, all at a price of $2.50 per unit for proceeds of $16,569,024 (net of share issue costs of $1,430,976). Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share at a price of $3.30 per share until November 15, 2009 in the case of 2,700,000 warrants and November 26, 2009 in the case of 900,000 warrants. The warrants are subject to forced conversion provisions whereby after March 2008 if the closing trading price of the Company’s shares equals or exceeds $5.00 for twenty consecutive trading days, the Company may provide notice that the warrants will expire within 21 days following such notice. The Company also issued 540,000 broker compensation warrants with a value of $545,821. Each broker warrant can be exercised for one common share at $2.75 per share until November 15, 2009. The assumptions used for the Black-Scholes valuation of the broker warrants were: a risk-free interest rate 4.08%, an expected life of two years, a dividend rate of 0% and an annualized volatility of 62.35%.

	Number		Contributed
	of Shares	Amount	Surplus
Authorized
An unlimited number of common shares no par value

Issued
Balance as at February 28, 2005	26,983,125	$11,878,025	$250,386
For cash pursuant to private placement (a)	7,132,393	5,910,328	-
For cash on exercise of warrants	2,200,507	494,091	-
For cash on exercise of stock options	1,162,530	294,379	-
Transfer from contributed surplus on exercise of	-	65,635	(65,635)
stock options
Loan conversions (Note 8)	3,090,531	1,330,288	-
Escrow shares cancelled	(74,998)	(8,605)	8,605
Stock-based compensation	-	-	2,307,214
Balance as at February 28, 2006	40,494,088	19,964,141	2,500,570
For cash pursuant to private placement (b)	9,091,500	13,609,604	-
Broker compensation warrants	-	-	377,142
For cash on exercise of warrants	135,290	162,348	-
For cash on exercise of stock options	737,000	566,350	-
Transfer from contributed surplus on exercise of	-	333,066	(333,066)
stock options
Stock-based compensation	-	-	652,789
Balance as at February 28, 2007	50,457,878	34,635,509	3,197,435
For cash pursuant to private placement (c)	7,200,000	16,569,024	-
Broker compensation warrants	-	(545,821)	545,821
For cash on exercise of warrants	7,088,705	6,559,166	-
For cash on exercise of stock options	226,000	66,300	-
Transfer from contributed surplus on exercise of
stock options	-	40,855	(40,855)
Transfer from contributed surplus on exercise of
compensation warrants	-	183,978	(183,978)
Stock-based compensation	-	-	627,334

Balance as at February 29, 2008	64,972,583	$57,509,011	$4,145,757

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

10.	STOCK OPTIONS

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

Stock option transactions are summarized as follows:

	2008		2007		2006

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Outstanding,
beginning of year	3,624,000	$1.23	3,821,000	$1.03	2,563,530	$0.25
Granted	560,000	2.80	540,000	2.00	2,420,000	1.49
Exercised	(226,000)	0.29	(737,000)	0.77	(1,162,530)	0.25

Outstanding, end of year	3,958,000	$1.50	3,624,000	$1.23	3,821,000	$1.03
Exercisable, end of
year	3,751,750	$1.43	3,624,000	$1.23	3,821,000	$1.03

During fiscal 2008, the Company granted options to acquire 560,000 (2007 – 540,000; 2006 – 2,420,000) common shares with a weighted average fair value of $1.66 (2007 – $1.21; 2006 – $0.95) per option, of which 353,750 (2007 –540,000; 2006 – 2,420,000) vested during the year resulting in stock-based compensation being recognized of $627,334 (2007 – $652,789; 2006 – $2,307,214).

The following assumptions were used for the Black-Scholes valuation of options granted during the years:

	2008	2007	2006

Risk-free interest rate	4.2 – 4.6%	4.0 – 4.4%	3.3 – 4.1%
Expected life	2 to 5 years	2 to 5 years	1 to 5 years
Annualized volatility	62– 82%	62– 79%	71– 99%
Dividend rate	0%	0%	0%

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

10.	STOCK OPTIONS (cont’d)

As at February 29, 2008, the following stock options were outstanding and exercisable:

Exercise	Number of shares		Number of shares
price	outstanding	Expiry date	exercisable

$1.77	100,000	July 1, 2008	100,000
0.25	615,000	January 22, 2009	615,000
0.25	225,000	March 3, 2009	225,000
2.60	100,000	July 1, 2009	50,000
0.40	75,000	June 1, 2010	75,000
0.35	87,000	July 12, 2010	87,000
0.70	300,000	September 15, 2010	300,000
2.79	75,000	October 1, 2010	18,750
0.80	100,000	November 22, 2010	100,000
1.90	1,656,000	February 15, 2011	1,656,000
2.02	70,000	April 21, 2011	70,000
2.13	100,000	May 4, 2011	100,000
2.04	70,000	January 9, 2012	70,000
2.80	200,000	April 20, 2012	100,000
2.91	85,000	May 8, 2012	85,000
2.91	100,000	May 9, 2012	100,000

	3,958,000		3,751,750

11.	WARRANTS

Share purchase warrant transactions are summarized as follows:

	2008		2007		2006

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Balance, beginning
of year	11,673,287	$1.41	6,656,727	$1.00	2,263,636	$0.22
Issued	4,140,000	3.23	5,151,850	2.14	6,656,727	1.00
Exercised	(7,088,705)	0.93	(135,290)	1.20	(2,200,507)	0.22
Expired	-	-	-	-	(63,129)	0.18

Balance, end of year	8,724,582	$2.67	11,673,287	$1.41	6,656,727	$1.00

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

11.	WARRANTS (cont’d…)

As at February 29, 2008, the following share purchase warrants were outstanding and exercisable:

Number	Exercise
of Shares	Price	Expiry Date

4,274,150	$2.20	December 7, 2008*
310,432	1.65	December 7, 2008
2,700,000	3.30	November 15, 2009*
540,000	2.75	November 15, 2009
900,000	3.30	November 26, 2009*

8,724,582

* These warrants are subject to forced conversion provisions as outlined in Notes 9(b) and 9(c).

12.	RELATED PARTY TRANSACTIONS

The Company incurred costs with directors and companies related by directors in common as follows:

	2008	2007	2006

Rent	$52,920	$50,920	$51,031
Professional and consulting fees	334,024	350,965	243,208
Salaries and benefits	162,153	144,813	138,000

Professional and consulting fees and salaries and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Additional related party transactions are disclosed in Notes 6(b), 6(c) and 8(a).

Included in accounts payable and accrued liabilities at February 29, 2008 is $37,098 (February 28, 2007 - $47,683) due to directors and companies with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

13.	FINANCIAL INSTRUMENTS

a)	Fair value

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

14.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2008	2007	2006

Loss for the year	$(1,377,648)	$(1,801,883)	$(2,702,526)

Expected income tax recovery	$464,067	$644,840	$1,034,716
Permanent and other differences	(221,935)	(547,324)	(941,644)
Effect of reduction in future income tax rates	(521,425)	-	-
Differences in foreign tax rates	-	-	(13,057)
Change in valuation allowance	279,293	(97,516)	(80,015)

	$-	$-	$-

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

14.	INCOME TAXES (cont’d…)

The significant components of the Company’s future income tax assets are as follows:

	2008	2007

Future income tax assets
Resource properties and equipment	$2,353,185	$1,809,963
Non-capital loss carry-forwards	906,545	516,486
Share issue costs	471,754	280,022
Other	43,775	-

	3,775,259	2,606,471

Less: valuation allowance	(3,775,259)	(2,606,471)

	$-	$-

The Company has non-capital losses of approximately $3,400,000 (2007 – $1,218,000) available for deduction against future years’ taxable income in Canada. These losses, if unutilized, will expire up to 2028. The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and other future tax assets have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

15.	SEGMENT INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s equipment and resource properties are located in the following geographic areas:

	2008	2007

Senegal	$19,924,177	$9,511,957
Argentina	1,322,329	1,065,300
Canada	37,145	7,207
Brazil	-	252,461

	$21,283,651	$10,836,925

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 29, 2008

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2008	2007	2006

Non-cash operating activities
Accounts payable incurred for resource property expenditures	$1,516,482	$1,168,252	$669,961
Receivables – recovery of resource property expenditures	-	-	(705,560)

	$1,516,482	$1,168,252	$(35,599)

Non-cash financing activities
Related party and other loans settled with stock	$-	$-	$(1,330,288)
Shares issued in conversion of related party and other loans	-	-	1,330,288
Exercise of stock options	(40,855)	(333,066)	(65,635)
Contributed surplus allocated to capital stock on exercise of
stock options	40,855	333,066	65,635
Broker compensation warrants	545,821	377,142	-
Contributed surplus arising from broker compensation warrants	(545,821)	(377,142)	-
Exercise of broker compensation warrants	(183,978)	-	-
Contributed surplus allocated to capital stock on exercise of
broker compensation warrants	183,978	-	-
Cancellation of escrow shares	-	-	(8,605)
Contributed surplus on cancellation of escrow shares	-	-	8,605

	$-	$-	$-

Non-cash investing activities
Resource property expenditures incurred through accounts
payable	$(1,516,482)	$(1,168,252)	$(669,961)
Resource property expenditure recovery in receivables	-	-	705,560
Marketable securities received on disposition of mineral	371,352	-	-
property
Proceeds from disposition of mineral property for marketable	(371,352)	-	-
securities

	$(1,516,482)	$(1,168,252)	$35,599

Interest paid during the year	$-	$-	$89,011
Income taxes paid during the year	-	-	-

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 29, 2008

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

Balance sheets

		2008			2007

	Balance,		Balance,	Balance,		Balance,
	Canadian		U.S.	Canadian		U.S.
	GAAP	Adjustment	GAAP	GAAP	Adjustment	GAAP

Investments – current	$362,662	$-	$362,662	$-	$-	$-
Other current assets	26,320,819	-	26,320,819	15,874,761	-	15,874,761
Investments – long term	-	-	-	554,679	-	554,679
Resource properties (a)	21,246,506	(19,924,177)	1,322,329	10,829,718	(9,666,476)	1,163,242
Contactor deposit	171,465	-	171,465	-	-	-
Equipment and fixtures	37,145	-	37,145	7,207	-	7,207
Performance bond	66,749	-	66,749	139,245	-	139,245

	$48,205,346	$(19,924,177)	$28,281,169	$27,405,610	$(9,666,476)	$17,739,134

Current liabilities	$2,175,285	$-	$2,175,285	$3,288,414	$-	$3,288,414
Shareholders’ equity (a)	46,030,061	(19,924,177	26,105,884	24,117,196	(9,666,476)	14,450,720

	$48,205,346	$(19,924,177)	$28,281,169	$27,405,610	$(9,666,476)	$17,739,134

Loss for the year

	2008	2007	2006
Loss for the year - Canadian GAAP	$(1,377,648)	$(1,801,883)	$(2,702,526)
Exploration expenditures expensed under U.S. GAAP (a)	(10,257,701)	(7,857,268)	(670,731)
Compensation expense recovered (c)	-	-	87,938
Loss for the year - U.S. GAAP	(11,635,349)	(9,659,151)	(3,285,319)
Holding losses on investments (d)	(531,311)	(1,669,333)	(1,469,570)
Comprehensive loss - U.S. GAAP	$(12,166,660)	$(11,328,484)	$(4,754,889)
Basic and diluted loss per share - U.S. GAAP	$(0.21)	$(0.23)	$(0.11)

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
FEBRUARY 29, 2008

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d )

Cash flows

	2008	2007	2006

Cash flows from operating activities
Per Canadian GAAP	$427,406	$(544,736)	$(427,624)
Expenditures on resource properties	(10,977,283)	(6,647,507)	(889,536)

Per U.S. GAAP	$(10,549,877)	$(7,192,423)	$(1,317,160)

Cash flows from investing activities
Per Canadian GAAP	$(11,340,576)	$(7,075,274)	$(1,169,640)
Expenditures on resource properties	10,977,283	6,647,507	889,536

Per U.S. GAAP	$(363,293)	$(427,767)	$(280,104)

a)	Resource properties

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

The Company applies the provisions of EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” which concludes that mineral rights are tangible assets and, accordingly, the Company capitalizes costs related to the acquisition of mineral rights.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
FEBRUARY 29, 2008

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

b)	Stock-based compensation

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

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended February 29 or 28, 2008, 2007 and 2006.

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

During the year ended February 28, 2006, the Company cancelled all escrow shares. Accordingly, compensation expense recognized in previous periods was recorded as a recovery in fiscal 2006 under U.S. GAAP.

d)	Investments

Under Canadian GAAP for the 2006 and 2007 fiscal years, marketable securities held by the Company were recorded at the lower of cost and market value. Under U.S. GAAP, marketable securities held by the Company would be classified as “available for sale” equity securities and recorded at market value. Any unrealized holding gains or losses would be reported as a separate component of shareholders’ equity until realized. This accumulated difference between cost and market value is also recorded as part of comprehensive income.

Effective March 1, 2007, the Company adopted Section 3855 under Canadian GAAP and classified marketable securities held by the Company as “available for sale” equity securities and recorded at fair value with changes in fair value recorded record in other comprehensive income. Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on accounting for marketable securities for the year ended February 29, 2008.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
FEBRUARY 29, 2008

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

e)	Convertible notes

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

g)	Income taxes

In June 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109” (“FIN 48”). This interpretation clarifies the recognition threshold and measurement of a tax position taken or expected to be taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 on March 1, 2007 and the adoption of this policy did not result in an adjustment to the Company’s financial statements.

h)	Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007; for the Company, the fiscal year beginning March 1, 2008. The Company does not believe the adoption of this standard will have a material effect on its financial statements.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
FEBRUARY 29, 2008

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

h)	Recent accounting pronouncements (cont’d…)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007; for the Company, the fiscal year beginning March 1, 2008. The Company does not believe the adoption of this standard will have a material effect on its financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling interest in consolidated financial statements” (“SFAS No. 160”). SFAS No. 160 clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. This statement amends FASB No. 128, “Earnings per share”; the calculation of the EPS amounts in consolidated financial statement will continue to be based on amounts attributable to the parent. SFAS No. 160 is effective for fiscal years beginning after December 31, 2008. The Company is currently evaluating the impact of SFAS No. 160 on its consolidated financial position and results of operations.

In December 2007, FASB issued SFAS No. 141 “Business Combinations” (“SFAS No. 141”) (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Statement establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The effective date of SFAS No. 141 is December 15, 2008. The Company is currently evaluating the impact of SFAS No. 141 on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities –an amendment to FASB Statement No. 133” (“SFAS 161”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities will now be required to provide enhanced disclosure about how and why an entity uses derivative instruments, how the instruments are accounted for under SFAS 133, and how the instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact the adoption of this pronouncement will have on its financial statements. The Company currently does not use derivative instruments or engage in hedging activities.

OROMIN EXPLORATIONS LTD.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
FEBRUARY 29, 2008

18.	SUBSEQUENT EVENTS

The Company granted a total of 2,645,000 new stock options as follows: options on 75,000 shares exercisable at the price of $3.40 per share for a term ending March 1, 2013; on 2,320,000 shares exercisable at $3.25 per share for a term ending March 26, 2013; and on 250,000 shares exercisable at $3.00 per share for a term ending May 14, 2013.

On July 29, 2008 shareholders approved a shareholder rights plan whereby one right has been issued in respect of each outstanding common share of the Company. On the occurrence of certain triggering events, including the acquisition by a person or group of 20 per cent or more of the outstanding shares of the Company in a transaction not approved by the directors of the Company, the rights will entitle holders other than the acquiring person or group to acquire shares of the Company at a 50 per cent discount to the prevailing market price. The rights will not be triggered by purchases of common shares of the Company made under a “permitted bid”, which is defined as a takeover bid made for all shares to all holders of common shares of the Company on identical terms, which also complies with certain other conditions, including a requirement that the bid remain open for at least 60 days. Until the occurrence of certain events, the rights will trade with the common shares and be represented by the certificates for the common shares.

LUND GOLD LTD.
Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9
Phone: 604-331-8772 Fax: 604-331-8773

March 12, 2007	BY EMAIL

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings St.

Vancouver, B.C.

V6E 2E9

Attention:

Douglas Turnbull

Dear Doug:

Re:

Carneirinho Property

Further to our recent discussions, this letter agreement will serve to confirm the agreement of Lund Gold Ltd. (“Lund”) and Oromin Explorations Ltd. (“Oromin”) whereby Lund will acquire from Oromin all of its right title and interest in and to the Carneirinho Property, including without limitation that certain letter agreement dated January 27, 2005 between Lund, Oromin and Dirceu Santos F. Sobrinho regarding the Carneirinho Property (the “Agreement”), whereby Lund and Oromin have the exclusive option to acquire, initially, a 50% interest (the “First Option”) and thereafter a further 50% interest (the “Second Option”) in the Carneirinho Property, free and clear of all liens and encumbrances.

Oromin has represented to Lund that:

1.

its interest in the Carneirinho Property and the Agreement is free and clear of all liens, charges and encumbrances of any kind whatsoever;

2.

there are no agreements, options, warrants, rights of conversion, rights of pre-emption or similar rights or other rights pursuant to which Oromin is or may become obligated to sell, transfer or assign any interest in Carneirinho Property or the Agreement to any person other than Lund; and

3.

it has incurred expenditures of $371,351 on exploration and development of the Carneirinho Property.

As consideration for the acquisition by Lund of all of Oromin’s right title and interest in and to the Carneirinho Property, Lund agrees, subject to regulatory approval, to issue to Oromin 1,197,906 common shares of Lund at deemed price of $0.31 per share being the weighted average price for Lund’s shares for the last twenty trading days.

This letter agreement is subject to the approval of the TSX Venture Exchange and the approval of the Directors of Oromin.

If the foregoing is acceptable to Oromin, please acknowledge its acceptance of, and agreement to be bound by, the terms and conditions hereof by signing the enclosed copy hereof in the space provided and returning same to us.  We confirm that this letter agreement may be executed in counterparts each of which will be deemed to be an original and both of which will be deemed to constitute one agreement.

As always, please do not hesitate to call me at your convenience should you wish to discuss this matter further.

Yours Truly,

LUND GOLD LTD. “Chet Idziszek” per: Chet Idziszek JGS:sh	OROMIN EXPLORATIONS LTD. “Douglas Turnbull” per: Douglas Turnbull

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

March 11, 2008

Chet Idziszek

8211 Old Mine Road

Powell River, British Columbia

V8A 4Z3

Dear Chet:

Re:                     Purchase of Shares of Surge Global Energy, Inc. (“Surge”)

Further to our recent discussions, this letter will serve to confirm our agreement whereby Oromin has agreed to purchase from you 250,000 common shares in the capital stock of Surge (the “Shares”) at a price of USD$0.13 per share in order to facilitate Oromin’s repurchase of an effective 17.52% interest in the Santa Rosa oil and gas property from Surge.  Upon delivery of the Shares either to Oromin or directly to Surge, Oromin will pay you the full purchase price of USD$32,500.

Please acknowledge your acceptance of the terms and conditions of this letter agreement by signing the enclosed copy hereof in the space provided and returning same to us.  I confirm that this letter agreement may be executed in counterparts, both of which will be deemed to be an original and constitute one agreement.

I trust you will find the foregoing to be in order.  As always, please do not hesitate to call me at your convenience should you wish to discuss this matter further.

Yours Truly,

OROMIN EXPLORATIONS LTD.

Signed:  “J.G. Stewart”

Agreed to and accepted this

per:

J.G. Stewart

11th day of March 2008.

Director

Signed:  “Chet Idziszek”

Chet Idziszek

GOBIERNO DE MENDOZA
MINISTERIO DE INFRAESTRUCTURA,
VIVIENDA Y TRANSPORTE

DECRETO N° 1018

MENDOZA, 30 ABR 2008

VISTO el expediente N° 156-M-07-01282 del ex Ministerio de Economía, actual Ministerio de Producción, Tecnología e Innovación en el cual obran las actuaciones relacionadas con el Concurso Público Internacional N° E-01/92, Quincuagésima Ronda Licitatoria para el Área "CC y B-9 (CUENCA CUYANA Y BOLSONES 9) SANTA ROSA", y

CONSIDERANDO:

Que es objetivo del Gobierno Provincial alcanzar la desmonopolización de cada una de las etapas que conforman la industria petrolera.

Que la política en materia de hidrocarburos debe estar sustentada en un mayor esfuerzo exploratorio en todo el Territorio Provincial, con la finalidad de ampliar el conocimiento geológico que permita la incorporación de nuevas reservas de petróleo y gas.

Que las características propias de los trabajos exploratorios revisten una trascendencia tal que requieren de una capacidad técnica y económica acorde con las obligaciones derivadas de esa actividad.

Que en ese sentido, el otorgamiento de Permisos de Exploración por parte del Gobierno Nacional bajo los términos de la Ley N° 17.319 y sus modificatorias, resultó un procedimiento idóneo para canalizar las inversiones conducentes al hallazgo de hidrocarburos.

Que a fin de concretar lo antedicho, la Autoridad de Aplicación de la precitada Ley N° 17.319 y sus modificatorias convocó al Concurso Público Internacional N° E-01/92, Quincuagésima Ronda Licitatoria, denominado "PLAN ARGENTINA", por el que se sometieron a licitación diversas áreas de exploración, según las previsiones dispuestas en esa normativa.

Que los procedimientos utilizados en el proceso licitatorio y adjudicación del área de exploración, se realizaron en un todo de acuerdo con lo establecido en el Decreto Nacional N° 2178 de fecha 21 de octubre de 1991, aprobatorio del Pliego de Condiciones y sus modificatorios, Decretos Nacionales Nros. 1271 del 21 de julio de 1992 y 1955 fechado el 4 de noviembre de 1994.

Que la Dirección General de Asuntos Jurídicos del Ministerio de Economía y Producción de la Nación tomó la correspondiente intervención.

ES COPIA

GRACIELA ESPINOSA
SUBDIRECTORA DE DESPACHO
de la GOBERNACION

GOBIERNO DE MENDOZA
MINISTERIO DE INFRAESTRUCTURA, VIVIENDA Y TRANSPORTE

- 2 - DECRETO-ACUERDO N° 1018

Que con el dictado de la Ley N° 26197 y de acuerdo a lo previsto en la Ley Provincial de Hidrocarburos N° 7526, la Provincia de Mendoza asumió en forma plena el dominio originario y la administración de los yacimientos de hidrocarburos líquidos y gaseosos situados en su territorio y, por ende, el ejercicio de las facultades de Autoridad Concedente, con arreglo de acuerdo a lo dispuesto en la Ley N° 17.319 y sus modificatorias y de conformidad al Acuerdo Federal de Hidrocarburos.

Que según el nuevo marco legal la Provincia de Mendoza es la Autoridad Concedente, incluso de aquellas áreas que encontrándose en su territorio se hallaban en trámite de otorgamiento del permiso por el Poder Ejecutivo Nacional.

Que la presente disposición se dicta de acuerdo a lo dispuesto por los Artículos 16° y 98, inciso b) de la Ley N° 17.319 y el Artículo 1° de la Ley N° 26.197 y Artículo 3° de la Ley Provincial N° 7526.

Que habiéndose acreditado todos los extremos legales, es procedente aprobar la adjudicación y el otorgamiento del Permiso de Exploración al único oferente presentado en el área ahora licitada.

Por lo expuesto y conforme los dictámenes producidos al respecto por Asesoría Legal del Ministerio de Infraestructura, Vivienda y Transporte, por Asesoría de Gobierno y por Fiscalía de Estado,

EL
GOBERNADOR DE LA PROVINCIA
EN ACUERDO DE MINISTROS
D E C R E T A :

Artículo 1° - Apruébese la adjudicación del Concurso Público Internacional N° E-01/92, Quincuagésima Ronda Licitatoria, para el Área "CC y B-9 (CUENCA CUYANA Y BOLSONES 9) SANTA ROSA", ubicada en la Provincia de Mendoza.

Artículo 2° - Otórguese a la empresa "EXPLORACIONES OROMIN SOCIEDAD ANÓNIMA" el Permiso de Exploración sobre el Área "CC y 9 (CUENCA CUYANA Y BOLSONES 9) SANTA ROSA", ubicada en la Provincia de Mendoza, con el objeto de realizar tareas de búsqueda de hidrocarburos bajo el régimen de los Artículos 6° y siguientes de la Ley N° 7526, por el plazo de TRES (3) años para el primer período, DOS (2) años para el segundo y UN (1) año para el tercero, a partir de la vigencia del presente decreto. El permiso de que se trata se otorga según propuesta de la mencionada firma, obrante a fojas 12/26 y 984/986 del expediente N° 156-M-07-01282.

ES COPIA
GRACIELA ESPINOSA
SUBDIRECTORA DE DESPACHO
de la GOBERNACIÓN

GOBIERNO DE MENDOZA

MINISTERIO DE INFRAESTRUCTURA, VIVIENDA Y TRANSPORTE

- 3 - DECRETO-ACUERDO Nº 1018

El Área de que se trata estará delimitada por las siguientes coordenadas provisorias:

COORDENADAS GAUSS-KRÜGER:

Esq	x	y
1	6.410.000	2.614.000
2	6.389.130	2.614.000
3	6.388.890	3.370.000
4	Río Tunuyán	3.370.000

El límite continúa por Río Tunuyán

5	Río Tunuyán	2.571.500
6	6.410.000	2.571.500

Superficie Aproximada: SIETE MIL SEISCIENTOS NOVENTA Y CUATRO KILÓMETROS CUADRADOS (7.694 km2).

Artículo 3° - Dentro de los CINCO (5) días de la fecha de publicación en el Boletín Oficial del presente decreto la firma "EXPLORACIONES OROMIN SOCIEDAD ANÓNIMA" deberá pagar a la Provincia de Mendoza el equivalente en pesos según el tipo de cambio vendedor del BANCO DE LA NACIÓN ARGENTINA, vigente al día anterior de su efectivización, correspondiente a la suma de CINCUENTA MIL DÓLARES ESTADOUNIDENSES (US$ 50.000), de acuerdo al monto ofrecido en su oferta como FACTOR "Po" por el ingreso al área.

El referido depósito se debe efectuar en el Banco de la Nación Argentina- Sucursal Dirección General de Rentas, mediante un "Boleto de Ingresos" Cuenta- 04-1120511-000 (Ingresos Eventuales - Código 079).

Cuando "EXPLORACIONES OROMIN SOCIEDAD ANÓNIMA" acredite fehacientemente el pago mencionado en este artículo y el certificado de libre deuda fiscal emitido por la Provincia de Mendoza, la Autoridad de Aplicación entregará una certificación que habilite el ingreso al área.

Si intimado por la Autoridad de Aplicación, EXPLORACIONES OROMIN SOCIEDAD ANÓNIMA no efectuara el pago del derecho de ingreso al área, dentro del plazo de CUARENTA Y OCHO (48) HORAS, la Autoridad de Aplicación ejecutará la garantía de

ES COPIA

GRACIELA ESPINOSA
DIRECTORA DE DESPACHO

GOBIERNO DE MENDOZA

- 4 - DECRETO-ACUERDO N° 1018

mantenimiento de oferta, dando por decaído todo derecho de "EXPLORACIONES OROMIN SOCIEDAD ANÓNIMA", derivado de la presentación de su oferta y adjudicación a su favor del Área "CC y B-9 (CUENCA CUYANA Y BOLSONES 9) "SANTA ROSA".

Artículo 4° - El permisionario deberá realizar durante el Primer Período de Exploración VEINTE (20) Unidades de Trabajo comprometidas en su oferta, más la Base Mínima K de CIEN (100) Unidades de Trabajo, en el período de TRES (3) años. Las Unidades de Trabajo se discriminan en la oferta que obra a fs. 12/26 de los autos de referencia.

Artículo 5° - En caso de optar por acceder al Segundo Período de Exploración, el permisionario deberá realizar como mínimo UN (1) Pozo de Exploración más CIENTO CINCUENTA (150) Unidades de Trabajos de prospección en dicho plazo. Cuando por razones técnicas perfectamente demostradas, deban ejecutar trabajos de prospección, previos a la perforación del pozo, la Autoridad de Aplicación podrá autorizar que el Pozo Exploratorio se realice en el Tercer Período de Exploración. De no acceder al Tercer Período, el permisionario abonará en ese momento al Estado Provincial el saldo pendiente a su valor real correspondiente al pozo no realizado. Se deducirá de dicho saldo el valor de las Unidades de Trabajo efectuadas que excedan la cantidad de Unidades de Trabajo que el permisionario estaba obligado a realizar.

Artículo 6° - En el caso de optar por acceder al Tercer Período de Exploración, el permisionario estará obligado a perforar UN (1) Pozo de Exploración, sin perjuicio de lo dispuesto en el artículo anterior. Si éste no realizara las inversiones comprometidas para ese período, deberá abonar al Estado Provincial el monto de las inversiones no realizadas y comprometidas para el mismo. El permisionario podrá efectuar la equivalencia de los montos si el tipo de trabajo efectuado fuese diferente al comprometido inicialmente para el período.

Artículo 7° - El permisionario podrá hacer uso del período de prórroga, el que no deberá exceder el plazo máximo de TRES AÑOS (3) años. Esa prórroga no podrá ser utilizada respecto al Primer Período de Exploración.

Artículo 8° - El permisionario podrá hacer uso anticipado del Período de Prórroga previsto en el artículo precedente adicionando al vencimiento del Segundo Período de Exploración, hasta UN (1) año. El remanente no utilizado de dicha prórroga podrá ser adicionado al Tercer Período de Exploración.

Artículo 9° - Para el cómputo del área remanente mencionada en el Artículo 26 de la Ley N° 17319, el permisionario estará fa-

ES COPIA

GRACIELA ESPINOSA

GOBIERNO DE MENDOZA
MINISTERIO DE INFRAESTRUCTURA, VIVIENDA Y TRANSPORTE
- 5 - DECRETO-ACUERDO N° 1018

cultado a excluir, por un plazo de hasta UN (1) año, además de las superficies transformadas en Lotes de Explotación la superficie de los lotes cuya declaración de comercialidad se encuentre en estudio.

Artículo 10° - Si el permisionario no cumpliera con la realización de las Unidades de Trabajo comprometidas para el Primer Período, deberá abonar al Estado Provincial el saldo pendiente actualizado dentro de los TREINTA (30) días de restituida el Área o de la finalización del Primer Período de Exploración, lo que ocurra primero. Entendiéndose como saldo pendiente actualizado aquél que surja de las unidades de trabajo no cumplidas en el período comprometido, valorizadas a pesos, con más los intereses que pudieran corresponder en virtud del incumplimiento a partir del vencimiento del período correspondiente hasta el momento del efectivo pago.

Respecto a las actualizaciones y/o indexaciones, con fórmulas de ajuste deberá estarse a las disposiciones contenidas en las Leyes Nacionales de fondo.

Artículo 11° - En los períodos siguientes, la renuncia del permisionario al Permiso de Exploración o el incumplimiento de sus obligaciones y compromisos, según lo establecido en los Artículos 80 y 81 de la Ley N° 17.319 y conforme lo previsto en la Ley N° 26.197, le obligará a abonar al Estado Provincial el monto correspondiente a las Unidades de Trabajo comprometidas y no realizadas que correspondan al Período en que dicha renuncia y/o incumplimientos se produzcan, dentro de los TREINTA (30) días de verificados los mismos.

Si en cualquiera de los períodos las Unidades de Trabajo efectuadas superaran los compromisos respectivos, el permisionario podrá imputar lo realizado en exceso al Período o Períodos siguientes.

Artículo 12° - El permisionario pagará anualmente y por adelantado, por cada kilómetro cuadrado o fracción, el canon previsto en el Artículo 21 de la Ley N° 7526.

Artículo 13° - El permisionario tendrá el derecho de obtener UNA (1) Concesión de Explotación de los hidrocarburos que descubra dentro del perímetro del Permiso que se otorga, de acuerdo con el Artículo 6° de la Ley N° 7526. El titular de la Concesión tendrá la libre disponibilidad de los hidrocarburos producidos en esa área, de conformidad con lo previsto en el Artículo 6° de la Ley N° 17319, el Artículo 15° del Decreto Nacional N° 1055 de fecha 10 de octubre de 1989 y los Artículos 5° y 6° del Decreto Na-

ES COPIA
GRACIELA ESPINOSA

GOBIERNO DE MENDOZA
MINISTERIO DE INFRAESTRUCTURA, VIVIENDA Y TRANSPORTE

- 6 - DECRETO-ACUERDO N° 1018

cional N° 1589 del 27 de diciembre de 1989, cuyos términos quedan incorporados al título de la concesión.

Artículo 14° - Dentro de los TREINTA (30) días a partir de la fecha de publicación del presente decreto en el Boletín Oficial, el permisionario constituirá, a plena satisfacción de la Autoridad de Aplicación, una garantía de cumplimiento de las Unidades de Trabajo, por un monto equivalente en Dólares Estadounidenses.

A la fecha de iniciación de los posteriores Períodos de Exploración y dentro del mismo plazo, el permisionario constituirá una garantía de cumplimiento del programa de perforación establecido para dicho lapso, bajo las mismas condiciones que las detalladas precedentemente.

Artículo 15° - Los montos de las garantías se ajustarán y serán renovados trimestralmente a medida que se cumplan las Unidades de Trabajo y/o los programas de perforación citados en el artículo precedente, deduciendo del monto de las garantías el CIEN POR CIENTO (100%) de los montos correspondientes a cada Unidad de Trabajo ejecutada o pozo terminado.

Artículo 16° - Dentro de los CIENTO OCHENTA (180) días contados a partir de la fecha de vigencia del Permiso de Exploración, el permisionario deberá realizar la mensura del área correspondiente y presentarla a la Autoridad de Aplicación.

Artículo 17° - El Permisionario de Exploración deberá entregar la información y documentación técnica que surja, conforme a las normas que al respecto dicte la Autoridad de Aplicación.

Artículo 18° - El Permisionario de Exploración estará sujeto a la legislación de alcance general que regula la imposición sobre ganancias y no estará sujeto a disposiciones que pudieran gravar discriminada o específicamente la persona, condición jurídica o actividad del mismo o el patrimonio afectado a la exploración o a las tareas que fueren su consecuencia, no siendo de aplicación el Artículo 56, Incisos c) y d) de la Ley N° 17319.

Artículo 19° - El Permisionario de Exploración estará obligado a pagar mensualmente al Estado Provincial en concepto de regalías sobre el producido de los hidrocarburos sólidos, líquidos, gasolinas, gases líquidos y gas licuado de petróleo, extraídos en boca de pozo, durante la etapa de exploración, un porcentaje del QUINCE POR CIENTO (15%). Asimismo y para el supuesto que el permisionario obtenga la correspondiente concesión de explotación, estará obligado a pagar mensualmente al Estado Provincial, en concepto de regalías sobre el producido de los hidrocarburos sóli

ES COPIA
GRACIELA ESPINOSA
JEFA DE DESPACHO DE LA GOBERNACIÓN

GOBIERNO DE MENDOZA
MINISTERIO DE INFRAESTRUCTURA, VIVIENDA Y TRANSPORTE

- 7 - DECRETO-ACUERDO N° 1018

dos, líquidos, gasolinas, gases líquidos y gas licuado de petróleo, extraídos en boca de pozo, un porcentaje igual al de la etapa de exploración, lo cual fue consentido por Nota N° 2025-E-2008, obrante a fojas 984/986 del expediente de referencia.

Artículo 20° - El Permisionario de Exploración estará obligado a que, como mínimo el SETENTA Y CINCO POR CIENTO (75%) del personal que ocupe en la etapa de exploración y en su caso de explotación, tenga una residencia mayor a DOS (2) años en la Provincia de Mendoza.

Artículo 21° - Facúltase a la Subsecretaría de Hidrocarburos, Minería y Energía, dependiente del Ministerio de Infraestructura, Vivienda y Transporte, a aprobar las cláusulas del Permiso de Exploración relativas a cuestiones técnicas y a acordar el procedimiento arbitral que prevé el Artículo 86 de la Ley N° 17319.

Artículo 22° - Instrúyase a la Escribanía General de la Provincia de Mendoza, de conformidad con lo previsto por el Artículo 19° de la Ley N° 7526, a protocolizar en el Registro del Estado Provincial, sin cargo, los instrumentos que contengan el título formal del derecho otorgado.

Artículo 23° - Comuníquese, publíquese, dése al Registro Oficial y archívese

Dr. FRANCISCO H. PEREZ
MINISTRO
MINISTERIO DE INFRAESTRUCTURA, VIVIENDA Y TRANSPORTE
GOBIERNO DE MENDOZA

Lic. SILVIA CRISTINA RUGGERI
Ministra de Desarrollo Humano, Familia y Comunidad

Lic. GUILLERMO EDUARDO MIGLIOZZI
Ministro de Producción, Tecnología e Innovación

Dr. JUAN ALBERTO MARCHENA
Ministro de Gobierno, Justicia y Derechos Humanos

Dr. ALDO SERGIO SARACCO
MINISTRO DE SALUD

Cdor. ADRIAN HUMBERTO CERRONI
MINISTRO DE HACIENDA

CARLOS CIURCA
MINISTRO DE SEGURIDAD
GOBIERNO DE MENDOZA

Dr. LUIS ALEJANDRO CAZABAN
Ministro de la Secretaría General de la Gobernación

Cdor. CELSO ALEJANDRO JAQUE
GOBERNADOR DE LA PROVINCIA

ES COPIA

GRACIELA ESPINOSA
SUBDIRECTORA DE DESPACHO
de la GOBERNACION

TRADUCCIÓN PÚBLICA/SWORN TRANSLATION
VACCALLUZZO	[At the top of all the pages of the document there appears an emblem and a seal that reads:
Publica	"GOVERNMENT OF MENDOZA. MINISTRY OF INFRASTRUCTURE, HOUSING
1nglés	AND TRANSPORTATION"]
Capital Federal	Mendoza, April 30, 2008
A. Nro. 5778	EXECUTIVE ORDER No. 1018

HAVING SEEN File N° 156-M-07-01282 of former Ministry of Economy (currently Ministry of Production, Technology and Innovation) in which appear the proceeding related to the International Invitation to Bid No. E-01/02, Fiftieth Bidding Round for the Area "CC and B-9 (CUENCA CUYANA Y BOLSONES 9) SANTA ROSA", and
CONSIDERING:

That it is a goal of the Provincial Government to achieve the demonopolization of each one of the stages that form part of the oil industry.

That the hydrocarbon policy must be supported by a major exploratory effort in the entire Provincial Territory, in order to widen the geological knowledge which allows for the incorporation of new reserves of oil and gas.

That the characteristics of exploratory projects entail such importance that they require technical and economical capacity in accordance with the obligations derived from such activity.

That along such lines, the granting of Exploration Permits by the National Government under the terms of Law 17,319, as amended, was adequate means to channel investments conducive to the finding of hydrocarbons.

That to this effect, the Enforcing Authority of the aforementioned Law 17,319, as amended, issued an International Invitation to Bid No. E-01/92 Fiftieth Bidding Round, called "PLAN ARGENTINA", in which various exploration areas were subject to bidding in accordance with the provisions of said law.

That the procedures used in the process of bidding and awarding of the exploration area, were carried out in accordance with what is set forth in Federal Executive Order No. 2178 dated October 21, 1991, approving the Bid Specifications and its amendments, Federal Executive Order No. 1271 dated July 21, 1992 and Federal Executive Order No. 1955 dated November 4, 1994.

That the Legal Affairs Department of the National Ministry of Economy and Production made the relevant intervention.

That through the passing of Law 26,197 and in accordance with what is set forth in Provincial Hydrocarbons Law No. 7526, the Province of Mendoza assumed full original ownership based on reserved provincial powers and administration of liquid and gas hydrocarbons deposits located in its provincial territory and, therefore, the exercise of the powers as Granting Authority, in accordance with what is set forth in Law 17,319, as amended, and pursuant to the Federal Agreement on Hydrocarbons.

That according to the new legal framework, the Province of Mendoza is the Granting Authority, including for those areas which, while located in the territory of the Province, were in the process of obtaining a permit from the Federal Executive Branch.

That this provision is passed pursuant to Sections 18 and 98, subsection b) of Law 17,319 and Section 1 of Law 26,197 and Section 3 of Provincial Law 7,526.

That all legal requirements have been met, approval of the awarding and granting of the Exploration Permit to the only offer presented in the area up for bid should be given.

Therefore, and in accordance with the opinions issued on this regard by Legal Services of the Ministry of Infrastructure, Housing and Transportation, by Advisory Services of the Government and by the State Prosecutor's Office,

THE GOVERNOR OF THE PROVINCE IN AGREEMENT WITH MINISTRIES ORDERS THAT:

Article 1. It shall be approved the awarding of the bid for the International Public Invitation to Bid No. E-01/92, Fiftieth Bidding Round, for Area "CC and B-9 (CUENCA CUYANA Y BOLSONES 9) SANTA ROSA" located in the Province of MENDOZA.

Article 2. The company "EXPLORACIONES OROMIN SOCIEDAD ANONIMA" shall be awarded the Exploration Permit for Area "CC and 9 (CUENCA CUYANA Y BOLSONES 9) SANTA ROSA" located in the Province of Mendoza, with the objective of carrying out searches for hydrocarbons pursuant to Section 6 and subsequent sections of Law 7,526, for the term of THREE (3) years for the first period, TWO (2) years for the second period and ONE (1) year for the third period, as from the effective date hereof. This permit is granted according to the proposal of the company abovementioned, appearing on pages

12-26 and 984-986 of file No. 156-M-07-01282.

The boundaries of such area shall be the following provisional coordinates:

COORDINATES GAUSS-KRUGER:

Corner	x	y
1	6,410,000	2,614,000
2	6,389,130	2,614,000
3	6,388,890	3,370,000
4	Rio Tunuyàn	3,370,000
The boundary continues through Rio Tunuyan.
5	Rio Tunuyân	2,571,500
6	6,410,000	2,571,500

Approximate Surface: SEVEN THOUSAND SIX HUNDRED AND NINETY-FOUR SQUARE KILOMETERS (7,694 km2).

Article 3 . Within FIVE (5) days following the date of publication of this executive order in the Official Gazette, "EXPLORACIONES OROMIN SOCIEDAD ANONIMA" shall pay to the Province of MENDOZA, the equivalent in Pesos according to the BANCO DE LA NACION ARGENTINA seller exchange rate in force on the day prior to payment, of the amount of FIFTY THOUSAND UNITED STATES DOLLARS (US$ 50,000), pursuant to the amount offered in its offer as FACTOR "Po" for the access to the area.

Such deposit shall be made in the BANCO DE LA NACION ARGENTINA- Revenue Department Branch, through a "Deposit Ticket" Account: 04-1120511-000 (Occasional Income [Ingresos Eventuales] — Code 079).

As soon as "EXPLORACIONES OROMIN SOCIEDAD ANONIMA" formally accounts for the payment mentioned in this article, and receives certification from the Province of Mendoza that is free from tax debt, the Enforcing Authority shall deliver a certification which allows access to the area.

If after being requested by the Enforcing Authority, EXPLORACIONES OROMIN SOCIEDAD ANONIMA does not pay for the right to access the area within FORTY- EIGHT (48) HOURS following formal request by the Enforcing Authority, the Enforcing Authority shall enforce the guarantee of maintenance of offer, voiding all rights of "EXPLORACIONES OROMIN SOCIEDAD ANONIMA" deriving from the filing of its offer and the awarding of Area "CC and B-9 (CUENCA CUYANA Y BOLSONES 9) SANTA ROSA" to them.

Article 4.  The Permit Holder shall carry out, during the First Exploration Period, TWENTY (20) Work Units as committed in its offer, plus the Minimum Base K of ONE HUNDRED (100) Work Units, in the term of THREE (3) years. The Work Units are detailed in the offer that appears in pages 12-26 of the referenced file.

Article 5. In the case of opting to enter into the Second Exploration Period, the Permit Holder shall be bound to carry out at least ONE (1) Exploration Well plus ONE- HUNDRED AND FIFTY (150) prospecting Work Units in such period. When for technical reasons fully accounted for, it must carry out prospecting works prior to the drilling of such well; the Enforcing Authority may authorize the making of the Exploratory Well in the Third Period of Exploration. In the event the Third Period is not entered into, at such moment the Permit Holder shall pay to the Provincial State the Remaining Balance at its current value of the well that was not created. The value of the Work Units carried out which exceed the value of those Work Units that the Permit Holder was bound to carry out shall be deducted from such balance.

Article 6. In case of opting for entering into the Third Exploration Period, the Permit Holder shall be bound to drill ONE (1) Exploration Well, without prejudice to the provisions of the foregoing article. Should the Permit Holder not carry out the agreed upon investments for this period, it shall pay to the Provincial State the amount of such investments that were agreed upon but not made. The Permit Holder may make use of the equivalence of the relevant amounts, if the type of work made is different from that initially agreed upon for this period.

Article 7. The Permit Holder may make use of the extension period, which may not exceed the maximum term of THREE (3) years. Such extension may not be used with regard to the First Exploration Period.

Article 8. The Permit Holder may make use of the Extension Period provided for in the foregoing article in advance, by adding up to ONE (1) year to the Second Exploration Period. The unused balance of such extension may be added to the Third Period of Exploration.

Article 9. For the computation of the remaining area mentioned in Section 26 of Law No. 17,319, the Permit Holder shall be authorized to exclude, for a period of up to ONE (1) year, in addition to the areas transformed into Exploitation Lots, the areas of those lots whose statement of commerciality is under study.

Article 10. If the Permit Holder does not carry out the creation of Work Units agreed upon for the First Period, it shall pay the Provincial State the current Remaining Balance within THIRTY (30) days of the Area being returned or of the end of the First Period of Exploration, whichever occurs first. Current Remaining Balance, being understood as that which arises from the work units not carried out in the period of time agreed upon, valued in pesos, with any interest which is applicable by virtue of the breach as from the end of the corresponding period until the moment of actual payment.  With respect to updates and/or indexing, with adjustment formulas they shall be in accordance with the provisions contained in the Federal Substantive Laws.

Article 11. In the following periods, the resignation of the Permit Holder of the Exploration Permit or the breach of its obligations and commitments, according to what is established in Sections 80 and 81 of Law No. 17,319 and what is stated in Law No. 26,197, shall obligate it to pay to the Provincial State the amount corresponding to the Work Units agreed upon and not carried out that corresponds to the Period in which said resignation and/or breach was made, within THIRTY (30) days of verification of such resignation and/or breach.

If in any of the periods the Work Units carried out exceed the respective commitments, the Permit Holder can allocate what was done in excess to the following Period or Periods.

Article 12. The Permit Holder shall pay annually and in advance, for each square kilometer or fraction, the fee stated in Section 21 of Law No. 7526.

Article 13. The Permit Holder shall have the right to obtain ONE (1) Exploitation Concession of the hydrocarbons that they discover within the perimeter of the Permit that is awarded, in accordance with Section 6 of Law No. 7526. The owner of the Concession shall have free availability of the hydrocarbons in this area, in accordance with what is stated in Section 6 of Law No. 17,319, in Section 15 of Federal Executive Order No. 1055 dated October 10, 1989 and in Sections 5 and 6 of Federal Executive Order No. 1589 dated December 27, 1989, whose terms are incorporated into the deed of concession.

Article 14. Within THIRTY (30) days as of the date of publication of this Executive Order in the Official Gazette, the Permit Holder shall constitute, to the full satisfaction of the Enforcing Authority, a performance guarantee of the Work Units, for an equivalent amount in United States Dollars.

On the date of initiation of the following Exploration Periods and within the same time period, the Permit Holder shall constitute a performance guarantee of the program of perforation established for said period of time, under the same conditions described herein above.

Article 15. The amounts of the guarantees shall be adjusted and shall be renewed quarterly as the Work Units and/or the perforation programs mentioned in the previous Article are carried out, deducting from the amount of the guarantees ONE HUNDRED PERCENT (100%) of the amounts corresponding to each Work Unit carried out or each well finished.

Article 16.  Within ONE HUNDRED and EIGHTY (180) days counting as of the effective date of the Exploration Permit, the Permit Holder shall carry out the measurement of the corresponding area and submit it to the Enforcing Authority.

Article 17. The Exploration Permit Holder shall deliver the technical information and documentation that arises, in accordance with the applicable rules that the Enforcing Authority issues.

Article 18. The Exploration Permit Holder shall be subject to the general legislation that governs income tax and shall not be subject to provisions that could tax discriminately or specifically an individual, legal status or activity of such person or the property dedicated to the exploration or to the tasks that were a consequence thereof; Section 56, subsections c) and d) of Law No. 17,319 are not applicable.

Article 19. The Exploration Permit Holder shall be bound to pay on a monthly basis to the Provincial State, as royalties on the proceeds of solid hydrocarbons, liquid hydrocarbons, gasoline, liquid gas and liquefied petroleum gas, extracted from the well head during the exploration period, a percentage of FIFTEEN PERCENT (15%). Likewise and in the event that the permit holder obtains the corresponding exploitation concession, they shall be bound to pay on a monthly basis to the Provincial State, as royalties on the proceeds of solid hydrocarbons, liquid hydrocarbons, gasoline, liquid gas and liquefied petroleum gas, extracted from the well head, a percentage equal to that of the exploration stage, which was agreed upon in Note No. 2025-E-2008, appearing on pages 984-986 of the referenced file.

Article 20. The Exploration Permit Holder shall be bound to ensure that a minimum of SEVENTY FIVE PERCENT (75%) of the personnel that works in the exploration stage and, if the case may be, in the exploitation stage, have resided for more than TWO (2) years in the Province of Mendoza.

Article 21. The Subsecretary of Hydrocarbons, Mining and Energy, of the Ministry of Infrastructure, Housing and Transport is hereby authorized to approve the clauses of the Exploration Permit related to technical issues and to agree on the arbitration proceeding established in Section 86 of Law No. 17,319.

Article 22. The Main Office of the Notary Public of the Province of Mendoza is hereby instructed, in accordance with what is stated in Section 19 Law 7526, to enter into the book of Notarial Record of the Provincial State, free of charge, the documents which contain the formal title of the right which is granted.

Article 23. This executive order shall be communicated, published, forwarded to the Official Register and archived.

[At the bottom of all the pages of the document there appear many illegible signatures, an illegible seal, and a seal that reads: "IT IS A COPY", which is followed by an illegible signature and this expression: "Graciela Espinosa. Assistant Director for the Governor's Office."]

[At the bottom of the last page of the document, those illegible signatures mentioned in the above paragraph, are followed by the corresponding seal: "Francisco H. Perez. Minister. Ministry of Infrastructure, Housing and Transportation. Government of Mendoza", "Silvia Cristina Ruggieri. Minister of Human Development, Family and Community", "Guillermo Eduardo Migliozzi. Minister of Production, Technology and Innovation", "Juan Alberto Marchena. Minister of Government, Justice and Human Rights", "Aldo Sergio Saracco. Minister of Health", "Adrian Humberto Cerroni. Minister of Finance", "Carlos Ciurca. Minister of Safety. Government of Mendoza", "Luis Alejandro Cazaban. Minister of the Secretariat of the Governor's Office", "Celso Alejandro Jaque. Governor of the Province"]

THE FOREGOING IS A TRUE TRANSLATION INTO ENGLISH, MADE IN 5 PAGES, OF THE DOCUMENT IN SPANISH THAT I HAD BEFORE ME, ALL OF WHICH I ATTEST. BUENOS AIRES, MAY 7, 2008.

(The above paragraph is translated below for argentine administration purposes)

LA QUE ANTECEDE ES TRADUCCIÓN FIEL AL IDIOMA INGLÉS, REALIZADA EN 5 PÁGINAS, DEL DOCUMENTO EN IDIOMA ESPAÑOL QUE HE TENIDO ANTE MI Y AL CUAL ME REMITO. BUENOS AIRES, 7 DE MAYO DE 2008.

/s/ Maria Milagros Vaccalluzzo	COLEGIO DE TRADUCTORES PUBLICOS DE LA CIUDAD DE BUENOS AIRES
MARIA MILAGROS VACCALLUZZO	Corresponde a la Legalización
Traductora Pública
Idioma Inglés	No 16-9797/08
Mat. To. XVI Fo. 113 Capital Federal	/s/ Iair Tarnofsky
Inscrip. C.T.P.C.B.A. Nro. 5778	IAIR TARNOFSKY

COLEGIO DE TRADUCTORES PÚBLICOS
DE LA CIUDAD DE BUENOS AIRES

REPÚBLICA ARGENTINA
LEY 20.305

LEGALIZACIÓN

Por la presente, el COLEGIO DE TRADUCTORES PÚBLICOS DE LA CIUDAD DE BUENOS AIRES, en virtud de la facultad que le confiere el artículo 10, inc. d) de la Ley 20.305, certifica únicamente que la firma y el sello que aparecen en la traducción adjunta, concuerdan con los correspondientes al/la Traductor/a Público/a VACCALLUZZO, MARÍA MILAGROS que obran en los registros de esta Institución en el Folio 113 del Tomo 16 en el Idioma: INGLES

Legalización Número: 9797 / 2008 / T6

Buenos Aires, 07/05/2008

MARCELO F. SIGALOFF
Encargado Dto. de Legalizaciones
Colegio de Traductores Públicos
de la Ciudad de Buenos Aires

ESTA LEGALIZACIÓN NO SE CONSIDERARÁ VÁLIDA SIN EL CORRESPONDIENTE TIMBRADO EN LA ÚLTIMA HOJA DE LA TRADUCCIÓN ADJUNTA

Av. Corrientes 1834 - C1045AAN - Ciudad Autónoma de Buenos Aires - 4373 - 7173 y líneas rotativas

Control Interno: 1085981

Exhibit 13.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”) for the year ended February 29, 2008, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge that:

1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 16, 2008

(signed): “Chet Idziszek”

Chet Idziszek President and Chief Executive Officer

Exhibit 13.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 20-F of Oromin Explorations Ltd. (the “Company”) for the year ended February 29, 2008, as filed with the Securities and Exchange Commission on the date hereof, I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge that:

1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 16, 2008

(signed): “Ian Brown”

Ian Brown Chief Financial Officer