Form 20-F
period 2009-02-28
OROMIN EXPLORATIONS LTD
filed 2009-08-31
CIK 1109141

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

        X

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

February 28, 2009

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

Page 1 of 81 Pages

The Exhibit Index is located on Page 80

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

66,067,606

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

Large accelerated filer ______  Accelerated filer __________ Non-accelerated filer        X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP___________         International Financial Reporting Standards                    Other          X

by the International Accounting Standards Board_______

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17          X            Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes                     No       X

The information set forth in this Annual Report on Form 20-F is as at February 28, 2009 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada.  Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 17 to the accompanying Financial Statements of the Company.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

		Page No.
GLOSSARY OF OIL AND GAS TERMS		9
GLOSSARY OF MINING TERMS		10

PART I		12

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	12

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	12

ITEM 3.	KEY INFORMATION	12

A.	Selected Financial Data	12
B.	Capitalization and Indebtedness	13
C.	Reasons For The Offer and Use of Proceeds	14
D.	Risk Factors	14
	WE MAY NOT SUCCEED IN DISCOVERING COMMERCIAL QUANTITIES OF MINERALS OR OIL AND GAS ON OUR EXPLORATION PROJECTS, QUANTITIES WHICH HAVE NOT BEEN ESTABLISHED BY OUR EXPLORATION EFFORTS TO DATE	14
	THE MARKET VALUE OF OUR SHARES IN THE PUBLIC MARKETS ON WHICH THEY TRADE IS SUBJECT TO HIGH VOLATILITY AND TO UNPREDICTABLE CHANGES IN THE EVALUATIONS, PERCEPTIONS AND SENTIMENTS OF BUYERS AND SELLERS IN THOSE MARKETS	14
	OUR INTERNATIONAL OPERATIONS INVOLVE SIGNIFICANT RISKS NOT ASSOCIATED WITH OPERATIONS IN CANADA OR THE UNITED STATES	14
	OUR PROJECTS DO NOT PRODUCE ANY REVENUES OR CASH FLOWS, AND WE ARE DEPENDENT ON OUR ABILITY TO ACCESS THE CAPITAL MARKETS AND ISSUE ADDITIONAL EQUITY CAPITAL TO RAISE THE FUNDS NECESSARY TO CONTINUE OUR EXPLORATION. OUR ABILITY TO ACCESS THE CAPITAL MARKETS CANNOT BE ASSURED, AND IF WE ARE ABLE TO ACCESS THEM, EXISTING INVESTORS WILL HAVE THEIR OWNERSHIP INTERESTS DILUTED UPON THE ISSUE OF ADDITIONAL EQUITY	14
	OUR EXPLORATION EFFORTS ARE DIRECTED TO THE COMMODITIES GOLD AND OIL AND GAS, AND THE MARKET PRICES FOR THESE ARE SUBJECT TO HIGH VOLATILITY	15
	THE PRICES OF MANY SIGNIFICANT INPUTS TO OUR COSTS OF EXPLORING ARE SUBJECT TO HIGH VOLATILITY AND COULD RENDER OUR COSTS OF CONTINUING TO EXPLORE HIGHER THAN ANTICIPATED, PLANNED OR BUDGETED	15
	WE ARE HIGHLY DEPENDENT ON THE INDIVIDUAL SKILLS AND EXPERIENCE OF OUR CHIEF EXECUTIVE OFFICER AND OUR VICE-PRESIDENT OF MINERAL EXPLORATION	15
	WE HAVE A LONG HISTORY OF INCURRING NET LOSSES AND GENERATING NO OPERATING REVENUE	15

WE HAVE LIMITED EXPERIENCE IN PLACING RESOURCE PROPERTIES INTO PRODUCTION	15

	WE ARE SUBJECT TO SECURITIES REGULATORY RULES IN THE UNITED STATES WHICH MAY HAVE THE EFFECT OF REDUCING TRADING ACTIVITY, AND THEREFOR MAY REDUCE LIQUIDITY IN THE MARKET FOR OUR SHARES IN THE UNITED STATES	16
	OUR BUSINESS INVOLVES NUMEROUS OPERATING HAZARDS, AND WE ARE NOT FULLY INSURED AGAINST ALL OPERATING HAZARDS	16
	OUR COMPETITORS IN THE MINERAL AND OIL AND GAS EXPLORATION INDUSTRIES INCLUDE NUMEROUS LARGER COMPANIES MOST OF WHICH HAVE BETTER ACCESS TO THE EXPERTISE AND FINANCING NECESSARY TO CARRY OUT ACTIVITIES	16
	WE ARE EXPLORING IN THE REPUBLIC OF SéNéGAL AND THE REPUBLIC OF ARGENTINA, EACH OF WHICH COUNTRIES POSSESSES COMPLEX REGULATORY REGIMES WHICH MAY IMPOSE UNFAMILIAR AND CHALLENGING CONDITIONS AFFECTING OUR OPERATIONS	16
	OUR ACTIVITIES IN MINERAL AND OIL AND GAS EXPLORATION SUBJECT US TO A WIDE ARRAY OF ENVIRONMENTAL AND RELATED REGULATIONS WHICH CAN BE COSTLY AND TIME-CONSUMING TO COMPLY WITH	17
	WE DO NOT PLAN TO BE A DIVIDEND-PAYING COMPANY IN THE FORESEEABLE FUTURE	18
	THE TRADING PRICE OF OUR SHARES HAS BEEN AND IS LIKELY TO CONTINUE TO BE SUBJECT TO WIDE FLUCTUATIONS	18
	ALMOST ALL OF OUR DIRECTORS AND OFFICERS RESIDE OUTSIDE THE UNITED STATES WHICH COMPROMISES THE ENFORCEABILITY OF CIVIL LIABILITIES AND JUDGEMENTS	18
	UNITED STATES INVESTORS FACE THE RISK THE COMPANY COULD BE CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY FOR UNITED STATES TAX PURPOSES, WITH POSSIBLE ADVERSE TAX AND LIQUIDITY CONSEQUENCES	18

ITEM 4.	INFORMATION ON THE COMPANY	19
A.	History and Development of the Company	19
	Acquisition of the Santa Rosa Property, Argentina	19
	Agreements with Surge Global Energy, Inc.	20
	Participation of Otto Energy Ltd.	20
	Acquisition of the Sabodala Property, Sénégal	20
	Acquisition and Disposition of the Carneirinho Property, Brazil	21
B.	Business Overview	21
C.	Organizational Structure	22
D.	Property, Plants and Equipment	22
	Santa Rosa Property, Argentina	23
	Title	23
	Location, Access & Physiography	24
	Exploration History	24
	Regional and Local Geology	24
	Stratigraphy	24
	Geochemistry and Hydrocarbon Migration	26
	Structure	27
	Sediment Distribution	27
	Drilling of Well OLE.MD.SRE X-2001	28
	Doing Business in Argentina	28
	Sabodala Property, Sénégal	30
	Title	30
	Location, Access & Physiography	31
	Plant and Equipment	31
	Regional and Local Geology	31

	Mineralization	34
	Exploration Program 2005 – Financial year ending February 28, 2006	37
	Exploration Program 2006 – Financial year ending February 28, 2007	37
	Exploration Program 2007 – Financial year ending February 29, 2008	38
	Exploration Program 2008 – Financial year ending February 28, 2009	38
	Technical Report dated January 15, 2009	41
	Doing Business in Sénégal	42
	Carneirinho Property, Brazil	43

ITEM 4A.	UNRESOLVED STAFF COMMENTS	43

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	44
A.	Operating Results	44
	Significant Accounting Policies	46
	Fiscal Year Ended February 28, 2009 Compared to Fiscal Year Ended February 29, 2008	47
	Fiscal Year Ended February 29, 2008 Compared to Fiscal Year Ended February 28, 2007	47
	Fiscal Year Ended February 28, 2007 Compared to Fiscal Year Ended February 28, 2006	48
B.	Liquidity and Capital Resources	48
	February 28, 2009 Compared to February 29, 2008	49
	February 29, 2008 Compared to February 28, 2007	49
	February 28, 2007 Compared to February 28, 2006	50
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	50
	Outlook	51
C.	Research and Development, Patents and Licenses, etc.	51
D.	Trend Information	51
E.	Off-Balance Sheet Arrangements	51
F.	Tabular Disclosure of Contractual Obligations	51
G.	Safe Harbour	51

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	52
A.	Directors and Senior Management	52
B.	Compensation	53
C.	Board Practices	54
D.	Employees	55
E.	Share Ownership	55

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	56
A.	Major Shareholders	56
B.	Related Party Transactions	57
C.	Interests of Experts and Counsel	58

ITEM 8.	FINANCIAL INFORMATION	58
A.	Consolidated Statements and Other Financial Information	58
B.	Significant Changes	58

ITEM 9.	THE OFFER AND LISTING	58
A.	Offer and Listing Details	58
B.	Plan of Distribution	59
C.	Markets	59
D.	Selling Stockholders	59
E.	Dilution	60

F.	Expenses of the Issue	60

ITEM 10.	ADDITIONAL INFORMATION	60
A.	Share Capital	60
B.	Memorandum and Articles of Association	60
C.	Material Contracts	61
D.	Exchange Controls	62
E.	Taxation	64
	Material Canadian Federal Income Tax Consequences	64
	Dividends	65
	Capital Gains	65
	Material United States Federal Income Tax Consequences	66
	U.S. Holders	66
	Distributions on Common Shares of the Company	66
	Foreign Tax Credit	67
	Information Reporting and Backup Withholding	67
	Disposition of Common Shares of the Company	67
	Currency Exchange Gains or Losses	68
	Other Considerations	68
F.	Dividends and Paying Agents	70
G.	Statements by Experts	70
H.	Documents on Display	70
I.	Subsidiary Information	70

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	70

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	72

PART II		72

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	72

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	72

ITEM 15.	CONTROLS AND PROCEDURES	72
	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES	72
	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	72
	CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING	74

ITEM 16	[RESERVED]	74

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	74

ITEM 16B.	CODE OF ETHICS	75

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	75

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	75

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	75

PART III		76

GLOSSARY OF OIL AND GAS TERMS

The following is a glossary of some of the terms used in the oil and gas industry and referenced herein:

Anticline	Rock units folded into a convex-upward shape with the youngest unit on the top.
Bituminous	Impregnated with various mixtures of hydrocarbons.
Central Dome	The structural dome centred around 33E15'S latitude and 67E40'W longitude.
Conglomerate	Coarse-grained clastic rock composed of rounded clasts over 2mm in diameter.
Fanglomerate	Coarse unsorted clastic material deposited in alluvial fans.
Formation	A rock unit that has been named and defined by its location, relative age and composition.
Geopressured	A condition in which the interstitial fluids in a rock unit exhibit pressures in excess of their hydraulic head.
Geothermal	Heat emanating from depths within the earth.
Graben	A portion of the earth’s crust that was faulted and dropped to a lower position relative to its surrounding during some part of its history. It subsequently may have been filled with sediments.
Kerogen	Various organic remains contained within sediments.
Lacrustine	Pertaining to processes in lakes.
Orogeny	The process of mountain building by deforming the earth’s crust.
Plan Argentina	The legislative framework in Argentina whereby exploration and exploitation permits and certain producing properties are made available for acquisition through an international public bid process.
Regressive	Dropping sea level or excessive sediment input in sediments overstepping areas that were previously water-covered.
Source Rocks	Rocks containing organic material that, through geologic processes, have produced hydrocarbons.
Stratigraphic Pinch-out	A rock unit that changes character by diminishing its character to zero, commonly in an upward direction.
Transgressive	Rising sea level that results in sediments being deposited over what were previously land areas.

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Andesitic	A term used to describe a dark coloured, fine grained, extrusive volcanic rock.
Antiform	The peaks of folded layers of rock or stratigraphy where the limbs of an individual fold close upward.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Arkosic	A term used to describe a pink to reddish coloured coarse-grained sedimentary rock largely comprised of angular grains of quartz and feldspar.
Colluvium	A general term applied to any loose, heterogeneous and incoherent mass of soil material or rock fragments deposited chiefly by mass-wasting, usually at the base of a steep slope or cliff.
Conglomerate	A coarse grained sedimentary rock comprised of poorly sorted and typically rounded granules, pebbles, cobbles and boulders.
Craton	A relatively immobile part of the earth, generally of large size
Crustal-scale	A term used to describe large deep seated or regional scale geological features. I.e. the San Andreas fault is a "crustal-scale" feature.
Dyke	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks.
Felsic	A term used to describe light coloured igneous rocks.
Foliation	A term used to describe the linear or platy texture of rocks that have been subjected to extreme heat and pressure resulting in the flattening or alignment of a rock's constituent mineral grains.
Fuchsite	A bright green, chromium rich variety of a muscovite.
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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”.  Note 17 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“US GAAP”).  Results for the periods ended February 28, 2009 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended February 28 or 29
		2009	2008	2007	2006	2005
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations(1)
	Total	($4,574,185)	($1,377,648)	($1,801,883)	($2,702,526)	($448,169)
	Per Share (1)	($0.07)	($0.02)	($0.04)	($0.09)	($0.02)
(c)	Total assets	$49,368,607	$48,205,346	$27,405,610	$11,268,010	$3,985,105
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$58,528,199	$57,509,011	$34,635,509	$19,964,141	$11,878,025
(f)	Total shareholders’ equity	$47,036,248	$46,060,061	$24,117,196	$10,550,846	$2,917,072
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($4,574,185)	($1,377,648)	($1,801,883)	($2,702,526)	($448,169)
	Per Share (1)	($0.07)	($0.02)	($0.04)	($0.09)	($0.02)
	Number of shares	65,264,018	56,740,221	42,853,558	29,511,921	25,383,623

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN CONFORMITY WITH US GAAP:

		Year Ended February 28 or 29
		2009	2008	2007	2006	2005
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations
	Total	($21,409,628)	($11,635,349)	($9,659,151)	($3,285,319)	($1,613,646)
	Per Share¹	($0.33)	($0.21)	($0.23)	($0.11)	($0.06)
(c)	Total assets	$12,608,987	$28,281,169	$17,739,134	$10,982,762	$5,840,158
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$58,528,199	$57,509,011	$34,635,509	$19,964,141	$11,878,025
(f)	Total shareholders’ equity	$10,276,628	$26,105,884	$14,450,720	$10,265,598	$4,772,125
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($21,409,628)	($11,635,349)	($9,659,151)	($3,285,319)	($1,613,646)
	Per Share¹	($0.33)	($0.21)	($0.23)	($0.11)	($0.06)

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars.  On August 25, 2009 the exchange rate, based on the noon buying rate published by The Bank of Canada for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $0.9275

The following table sets out the high and low exchange rates for each of the last six months.

	2009
	July	June	May	April	March	February
High for period	0.8580	0.8602	0.8423	0.7910	0.7692	0.7870
Low for period	0.9229	0.9236	0.9123	0.8375	0.8167	0.8202

The following table sets out the average Noon Rate of Exchange rates for the five most recent financial years as provided by the Bank of Canada.

Year Ended February 28 or 29
	2009	2008	2007	2006	2005
Average for the period	0.9050	0.9560	0.8790	0.8347	0.7764

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

WE MAY NOT SUCCEED IN DISCOVERING COMMERCIAL QUANTITIES OF MINERALS OR OIL AND GAS ON OUR EXPLORATION PROJECTS, QUANTITIES WHICH HAVE NOT BEEN ESTABLISHED BY OUR EXPLORATION EFFORTS TO DATE

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

THE MARKET VALUE OF OUR SHARES IN THE PUBLIC MARKETS ON WHICH THEY TRADE IS SUBJECT TO HIGH VOLATILITY AND TO UNPREDICTABLE CHANGES IN THE EVALUATIONS, PERCEPTIONS AND SENTIMENTS OF BUYERS AND SELLERS IN THOSE MARKETS

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

OUR INTERNATIONAL OPERATIONS INVOLVE SIGNIFICANT RISKS NOT ASSOCIATED WITH OPERATIONS IN CANADA OR THE UNITED STATES

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

OUR PROJECTS DO NOT PRODUCE ANY REVENUES OR CASH FLOWS, AND WE ARE DEPENDENT ON OUR ABILITY TO ACCESS THE CAPITAL MARKETS AND ISSUE ADDITIONAL EQUITY CAPITAL TO RAISE THE FUNDS NECESSARY TO CONTINUE OUR EXPLORATION. OUR ABILITY TO ACCESS THE CAPITAL MARKETS CANNOT BE ASSURED, AND IF WE ARE ABLE TO ACCESS THEM, EXISTING INVESTORS WILL HAVE THEIR OWNERSHIP INTERESTS DILUTED UPON THE ISSUE OF ADDITIONAL EQUITY

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

OUR EXPLORATION EFFORTS ARE DIRECTED TO THE COMMODITIES GOLD AND OIL AND GAS, AND THE MARKET PRICES FOR THESE ARE SUBJECT TO HIGH VOLATILITY

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

THE PRICES OF MANY SIGNIFICANT INPUTS TO OUR COSTS OF EXPLORING ARE SUBJECT TO HIGH VOLATILITY AND COULD RENDER OUR COSTS OF CONTINUING TO EXPLORE HIGHER THAN ANTICIPATED, PLANNED OR BUDGETED

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

WE ARE HIGHLY DEPENDENT ON THE INDIVIDUAL SKILLS AND EXPERIENCE OF OUR CHIEF EXECUTIVE OFFICER AND OUR VICE-PRESIDENT OF MINERAL EXPLORATION

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

WE HAVE A LONG HISTORY OF INCURRING NET LOSSES AND GENERATING NO OPERATING REVENUE

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

WE HAVE LIMITED EXPERIENCE IN PLACING RESOURCE PROPERTIES INTO PRODUCTION

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

WE ARE SUBJECT TO SECURITIES REGULATORY RULES IN THE UNITED STATES WHICH MAY HAVE THE EFFECT OF REDUCING TRADING ACTIVITY, AND THEREFOR MAY REDUCE LIQUIDITY IN THE MARKET FOR OUR SHARES IN THE UNITED STATES

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

OUR BUSINESS INVOLVES NUMEROUS OPERATING HAZARDS, AND WE ARE NOT FULLY INSURED AGAINST ALL OPERATING HAZARDS

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

OUR COMPETITORS IN THE MINERAL AND OIL AND GAS EXPLORATION INDUSTRIES INCLUDE NUMEROUS LARGER COMPANIES MOST OF WHICH HAVE BETTER ACCESS TO THE EXPERTISE AND FINANCING NECESSARY TO CARRY OUT ACTIVITIES

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

WE ARE EXPLORING IN THE REPUBLIC OF SéNéGAL AND THE REPUBLIC OF ARGENTINA, EACH OF WHICH COUNTRIES POSSESSES COMPLEX REGULATORY REGIMES WHICH MAY IMPOSE UNFAMILIAR AND CHALLENGING CONDITIONS AFFECTING OUR OPERATIONS

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

OUR ACTIVITIES IN MINERAL AND OIL AND GAS EXPLORATION SUBJECT US TO A WIDE ARRAY OF ENVIRONMENTAL AND RELATED REGULATIONS WHICH CAN BE COSTLY AND TIME-CONSUMING TO COMPLY WITH

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

WE DO NOT PLAN TO BE A DIVIDEND-PAYING COMPANY IN THE FORESEEABLE FUTURE

All of the Company's available funds will be invested to finance the growth of the Company's business and therefore investors cannot expect and should not anticipate receiving a dividend on the Company's common shares in the foreseeable future.

THE TRADING PRICE OF OUR SHARES HAS BEEN AND IS LIKELY TO CONTINUE TO BE SUBJECT TO WIDE FLUCTUATIONS

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price on the TSX Venture Exchange or the Toronto Stock Exchange of the Company's common stock fluctuated from a high of $1.43 to a low of $0.58 in  the period beginning March 1, 2009 and ending on the date of this Annual Report.  There can be no assurance that these price fluctuations and volatility will not continue to occur.

ALMOST ALL OF OUR DIRECTORS AND OFFICERS RESIDE OUTSIDE THE UNITED STATES WHICH COMPROMISES THE ENFORCEABILITY OF CIVIL LIABILITIES AND JUDGMENTS

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

UNITED STATES INVESTORS FACE THE RISK THE COMPANY COULD BE CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY FOR UNITED STATES TAX PURPOSES, WITH POSSIBLE ADVERSE TAX AND LIQUIDITY CONSEQUENCES

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

The Company has four subsidiaries. Sabodala Holding Limited is incorporated in the British Virgin Islands and is wholly owned by the Company. Irie Isle Limited (“Irie”) is incorporated in the British Virgin Islands and is wholly owned by the Company. Cynthia Holdings Limited (“Cynthia”) is incorporated in the British Virgin Islands and as at February 28, 2009 was wholly owned by Irie. Exploraciones Oromin, S.A. (“EOSA”) is incorporated in Argentina and is wholly owned by Cynthia. Subsequent to February 28, 2009, effective May 4, 2009 Cynthia became 67.52% owned by Irie as described under “Letter of Intent with Otto Energy Ltd.” below.

The head office and principal office address of the Company is Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Canada. Its telephone number is 604-331-8772.

Acquisition of the Santa Rosa Property, Argentina

As of the date of this report, the Company has a 67.52% interest in the Santa Rosa Property, as more fully described under “Item 4 - Information on the Company - D. Property, Plants and Equipment” below.

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

On April 30, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which formally granted exploration and exploitation rights to EOSA over the oil and gas concession comprising the Santa Rosa Property. Pursuant to the decree the Company is committed to incur exploration expenditures of US$600,000 by May 1, 2011, which has taken place.

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

Agreements with Surge Global Energy, Inc.

By a series of agreements over the period June 2002 through February 2005 the Company, through its subsidiaries, conveyed an effective 17.52% interest in the Santa Rosa Property to Surge Global Energy, Inc., a corporation whose shares trade on the OTC Bulletin Board market in the United States, in consideration of the payment by Surge during the 2005 fiscal year of US$600,000 in cash and the issue to a subsidiary of the Company of 1,000,000 shares of Surge. The cash payment was translated as $832,680 and the Surge shares ascribed a fair value of $1,377,940 at the time received, and a subsidiary of the Company which indirectly holds the Santa Rosa Project issued common shares to Surge to establish Surge’s agreed 17.52% interest. During the 2007 and 2008 fiscal years the Company sold a total of 250,000 of the Surge shares on the open market. Effective March 25, 2008 the Company acquired back from Surge the 17.52% interest in consideration of the payment to Surge of US$600,000 and the delivery to Surge of 1,000,000 of Surge’s shares, of which 750,000 were the balance of the shares originally obtained after the sales described above, and 250,000 were acquired from a director and senior officer of the Company as set out in Note 5.

A director of the Company served as a director of Surge from August 2002 until April 2007.

Participation of Otto Energy Ltd.

Pursuant to an agreement dated December 23, 2008, with Otto Energy Ltd. (“Otto”) the Company agreed to sell to Otto an effective 32.48% interest in its Santa Rosa Property by funding exploration expenditures of USD$1,400,000.  The transaction closed May 4, 2009, and from that date the shareholders of Cynthia have funded the ongoing costs of the Santa Rosa Property in the proportions 67.52% the Company and 32.48% Otto.

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

By an agreement dated December 18, 2006, as amended, between Oromin Joint Venture Group Ltd. (“OJVG Ltd.”), Sabodala Holding Limited (“SHL”) (a wholly-owned subsidiary of the Company), Bendon and Badr, the OJVG was converted into a corporate form. SHL and Bendon each own a 43.5% interest and Badr owns a 13% interest in OJVG Ltd.  SHL and Bendon have agreed to each fund 50% of the costs of exploration and development of the Sabodala Property, with Badr’s interest being fully carried for as long as it owns an interest in OJVG Ltd. The exploration concession comprising the Sabodala Property has been assigned the OJVG Ltd. SHL is the operator of OJVG Ltd. to which it provides exploration and management services. In March 2007, the Government of Sénégal granted a twenty month extension (to December 22, 2008) to the Mining Convention conditional on the joint venture spending an additional USD$12 million during the extension period. This expenditure requirement was met and in December 2008, OJVG Ltd. was granted a further twelve month extension, expiring on December 22, 2009.  OJVG Ltd. is presently completing a preliminary feasibility study on the project that it expects to form the basis of an application to be made in August 2009 for an exploitation/mining concession.

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

B.

Business Overview

The Company has historically been involved in the exploration of mineral properties in various parts of the world. During the last three financial years the Company’s principal activities have been financing and carrying out exploration on the Santa Rosa Property in Argentina, the Sabodala Property in Sénégal, and the Carneirinho Property in Brazil.

In March 2001, the Company acquired a 100% interest in the oil and gas exploration rights for the Santa Rosa Property in central Argentina and exploration of the Santa Rosa Property is now one of the two principal business activities of the Company. In June 2002, the Company, through its wholly owned subsidiary Cynthia Holdings Limited (“Cynthia”), agreed to sell an effective 50% interest in its Santa Rosa Property. The Agreement was amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for 212.415 shares of Cynthia (representing a 17.52% effective interest in its Santa Rosa Property) and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited, received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”).  As described in “Agreements with Surge Global Energy, Inc.” below, in March 2008 the Company acquired back from Surge the 17.52% interest. Pursuant to an agreement dated December 23, 2008, with Otto Energy Ltd. (“Otto”) the Company agreed to sell to Otto an effective 32.48% interest in its Santa Rosa Property by funding exploration expenditures of USD$1,400,000.  This transaction closed May 4, 2009.

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

C.

Organizational Structure

The following chart sets out the Company’s corporate structure and the resource properties owned by each of the Company’s subsidiaries:

(1)

The interest of Exploraciones Oromin, S.A. in the Santa Rosa Property takes the form of an exploration permit to explore for hydrocarbons for three exploration periods totaling six years, which is convertible to a 25-year exploitation permit with a possible 10-year extension, as more completely set out under Item D. “Property Plants and Equipment – Santa Rosa Property, Argentina” below.

(2)

The interest of Oromin Joint Venture Group Ltd. in the Sabodala Property takes the form of its rights and interest in a Mining Convention to which it is a party with the Government of Sénégal dated February 17, 2005 as subsequently amended, as more completely set out under Item D. “Property Plants and Equipment – Sabodala Property, Sénégal” below. These rights, which are subject to extension if certain conditions are met, currently extend to December 22, 2009.

(3)

This per cent ownership is as at date of this report. As at February 28, 2009 the per cent ownership of Cynthia by Irie Isle was 100%. Otto Energy Ltd. became a 32.48% shareholder of Cynthia on May 4, 2009.

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

Title

The Company owns, through its Argentina subsidiary, Exploraciones Oromin, S.A. (“EOSA”), a 100 per cent interest in exploration block CCyB-9 (Cuenca Cuyana y Bolsones 9) (the “Santa Rosa Property”) pursuant to Resolution No. 2 issued by the Secretariat of Energy and Mining on March 16, 2001 pursuant to International Public Bidding No. E-01/92 (“Plan Argentina”), Fiftieth Bid.  The Resolution grants EOSA an Exploration Permit to explore for hydrocarbons over the area covered by the exploration block for three exploration periods totalling six years.  The Exploration Permit will be converted to an Exploitation Permit if commercial quantities of hydrocarbons are found.  The Exploitation Permit allows for the extraction of hydrocarbons for a period of twenty-five (25) years with a possible ten (10) year extension.  In January 2007 jurisdiction over hydrocarbon resources in Argentina passed from the federal government to the provincial governments. The government authorities of the Province of Mendoza by their Decree 1018/2008 awarded the Exploration Permit for block CCyB-9 to EOSA on April 30, 2008.  The Santa Rosa Property is subject to a royalty in favour of Dr. Norman Haimila which, at the option of  Dr. Haimila, is equal to a 1% gross overriding royalty interest on all products including hydrocarbons produced from the Santa Rosa Project or 0.5% of the gross value of the non-government share of the anticipated recoverable hydrocarbons (estimated ultimate recoverable) as determined by a mutually agreed upon independent evaluation and payable at the first production

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002.  The Agreement has been amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for 212.415 shares of Cynthia (representing a 17.52% effective interest in its Santa Rosa Property) and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited (“Irie”), received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interest.  Surge has elected not to acquire any further interest in the Santa Rosa Property. As described in “Agreements with Surge Global Energy, Inc.” below, in March 2008 the Company acquired back from Surge the 17.52% interest.

Pursuant to an agreement dated December 23, 2008, with Otto Energy Ltd. (“Otto”) the Company agreed to sell to Otto an effective 32.48% interest in its Santa Rosa Property by funding exploration expenditures of USD$1,400,000.  This transaction closed May 4, 2009.

In December 2008 Irie and Otto approved a program and budget for the next phase of exploration, at an estimated cost of USD $4.163 million – subsequently modified to USD $3.574 million –  consisting of interpretation of seismic data, completion of environmental studies, and drilling one exploration well.  The first USD $1.4 million of this program was funded by Otto as set out above, and the balance of USD $2.174 million was funded USD $1.468 million by the Company (67.52%) and USD $0.706 million by Otto (32.48%). All future exploration and development of the Santa Rosa Property will be borne proportionately by each party or they will suffer dilution.

During July 2009 EOSA carried out the drilling of the first exploration well, within the budget, which did not encounter hydrocarbons and was plugged and abandoned. Irie and Otto are currently assessing the scope for further work on the CCyB-9 concession with a view to developing additional targets on this large tenement, if seismic and other exploration analysis yet to be carried out indicate the existence of further prospective targets.

Location, Access & Physiography

The Santa Rosa Property is comprised of exploration block #CC&B-9, covering 7,694 square kilometres in the Cuyana basin in the Province of Mendoza in central Argentina.  The Santa Rosa Property is situated over the dome centred on 33°15'S Latitude and 67°40'W Longitude.  The block extends from 52km to 130km east of the city of Mendoza and extends north from Rio Tunuyan for approximately 100km.  The centre of this area is approximately 925km, west of Buenos Aires, the capital city of Argentina.  The property location map directly follows this page.

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

Bolivia
W63°
Paraguay
Brazil
N
Salta
South
Cordoba
Mendoza
Uruguay
Santiago
Pacific
Santa Rosa Project
Buenos Aires
Ocean
Chile
Argentina
South Atlantic
Ocean
Rio Gallegos
W63°
Oromin Explorations Ltd.
Santa Rosa Project
Province of Mendoza, Argentin
Location Map

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

Drilling of Well OLE.MD.SRE X-2001

As set out above, during July 2009 EOSA carried out the drilling of the first exploration well, which did not encounter hydrocarbons and was plugged and abandoned. Irie and Otto are currently assessing the scope for further work on the CCyB-9 concession with a view to developing additional targets on this large tenement, if seismic and other exploration analysis yet to be carried out indicate the existence of further prospective targets.

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

During 2005 and 2006 the federal government of Argentina worked with the provincial governments with the objective of conveying jurisdiction over hydrocarbon resources to the provinces. This initiative reached fruition in January 2007 and jurisdiction was passed to the various provincial governments. Accordingly, the administration of the exploration bid held by EOSA passed to the government of the Province of Mendoza. During calendar 2007, 2008 and 2009 authorities of the Province of Mendoza with administrative responsibility over hydrocarbon resources worked towards defining a legal and administrative regime and working with concession holders and other stakeholders to establish an exploitation system under provincial auspices.

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

Sabodala Property, Sénégal

Except as noted below, Dean Besserer, B.Sc., P.Geol., the Company’s consulting geologist, is the qualified person responsible for the preparation of the technical information concerning the Sabodala Property in this document.

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

In March 2007, the Government of Sénégal granted a twenty month extension (to December 22, 2008) to the Mining Convention conditional on the joint venture spending an additional USD$12 million during the extension period. This expenditure was met and in December 2008, OJVG Ltd. was granted a further twelve month extension, expiring on December 22, 2009.  OJVG Ltd. is presently completing a preliminary feasibility study on the project that it expects to form the basis of an application to be made in August 2009 for an exploitation concession. Upon conversion of the concession from an exploration to an exploitation concession, OJVG Ltd. must establish an operating company to further develop the Sabodala Property and must offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator. The Government of Sénégal will receive a 10% interest in the operating company at no cost and a royalty of $US 6.50 per ounce of gold produced.

Location, Access & Physiography

The Sabodala Property is located approximately 650 kilometres east southeast of Sénégal’s capital city of Dakar and is centred at 13º 09’ North Latitude and 12º 06’ West Longitude. It is a 229.7 km2 trapezoidal concession that completely surrounds, but does not include, the 20.3 km2 rectangular Sabodala mining concession which hosts Mineral Deposits Ltd.’s (“MDL’s”) Sabodala gold deposit.

The Sabodala exploration concession can be reached by road from the town of Kédougou (2-3 hours), the regional centre of Tambacounda (5-6 hours) or the city of Dakar (10-12 hours), each of which supplies all basic services. The road is paved from Dakar to Kédougou and from Kédougou to Bembou, approximately 45 kilometres from the Property. Once within the Property, access is by four-wheel drive truck via a criss-crossing network of roads and trails. The concession can also be reached by privately chartered aircraft from Dakar to a 1200 metre paved airstrip in good condition located on the laterite plateau north of Falombo, near the boundary between the Sabodala exploration and mining concessions.

Just beyond the eastern boundary of the concession is the village of Khossanto, a regional centre, which includes telephone, government office and a medical centre. There are seven small primitive villages on the Property, each of which houses 100-300 people and is surrounded by subsistence gardens and a scattering of small fields including sorghum and cotton. At the larger villages of Sabodala (located on the MDL mining concession) and Mamakono there are schools and small shops. The small villages of Bransen, Falombo, Dendifa, Bambaraya, Mankana and Maki Medina have no services or facilities, although they do have water wells.

Topography on the Property is gentle to hilly. Approximately 80% of the Property is covered by flatlying lateritic plateaus. Outcrops cover less than one per cent of the Property, generally limited to road cuts, ridges and creeks. Elevations range between 150 and 420 metres, with broad, poorly incised drainages. Vegetation is of a tall-grass savannah type with common thickets of bamboo and a scattering of trees, some up to a diametre of 10 metres. Fauna includes warthogs, baboons, various species of monkeys and birds and herds of domesticated goats, sheep and cattle.

The climate is characterized by long, dry (September to May) and short, rainy (June to August) seasons in a subtropical regime. In Kédougou, the nearest centre with recorded weather data, the highest temperatures are in March to May and range from highs of 31°C to 41°C. The lowest temperatures occur in December and January when highs range from 17°C to 26°C. The mean annual rainfall is 1130mm. The annual harmattan is a dry wind that blows from the desert in the north resulting in dusty, hazy skies from December to February (McArthur, 2006)

Sabodala Property Location Map

2000000 mN
400000 mE
800000 mE
1600000 mN
1200000 mN
MAURITANIA
Saint-Louis
Senegal
Dakar
Kaolack
Tambacounda
Sabodala Project
North
Atlantic
Ocean
The Gambia
Bignona
Kedougou
MALI
GUINEA-BISSAU
GUINEA
Oromin Explorations Ltd.
Sabodala Project
Senegal, West Africa
Location Map
Figure : 1
0
50
100
200

Plant and Equipment

At present, there is no underground or surface mining plant or equipment on the Sabodala Property.

Regional and Local Geology

The Sabodala exploration concession lies within the Kédougou-Kéniéba Inlier of the West African Craton, which comprises Archaean and Early Proterozoic terranes.  The West African Craton underlies much of Ghana, Burkina Faso, Ivory Coast, Liberia, Sierra Leone and parts of Guinea, Mali and Sénégal.  These terrains are partially covered by undeformed, Upper Proterozoic to recent formations and Cretaceous to recent laterite.

Three Early Proterozoic (Birimian) volcano-sedimentary sequences have been identified within the Kédougou-Kéniéba Inlier.  From west to east, these are the Mako, Dialé and Daléma Supergroups.  The Mako Supergroup, which entirely underlies the Sabodala Property, consists largely of mafic to intermediate flows and volcaniclastics, with a regional trend of 020º-040º.  On the west and northwest portions of the Property, a mafic to ultramafic igneous unit forms discontinuous thick intercalations within the volcanic sequences.  The Dialé Supergroup consists of thick successions of metasedimentary and metavolcanic rocks with a sub-horizontal to moderately inclined dip.  Greywacke is dominant, with local elongated lenses of polymictic conglomerate.  Mafic to intermediate flows, breccias and tuffs form extensive but discontinuous intercalations.  Rocks similar to these are found along the eastern portion of the concession.  The Daléma Supergroup is comprised of sandstones and shales which form thick successions with subvertical foliation striking NNW to NNE (Titaro and Laroux, 2001; Milesi et al., 1989).

Several intrusive types have been recognized within the Kédougou-Kéniéba Inlier:  (i) large, elongated felsic to intermediate plutons, often with oriented fabric, such as the Saraya and Kakadian Batholiths; (ii) smaller equant intrusions of granitic to granodioritic composition; and (iii) mafic to felsic dykes.

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

In western Mali, several producing and construction-stage gold mines are associated with the Sénégal-Malian Shear Zone including Iamgold’s Yatela and Sadiola mines, the Loulo mine of Randgold & Exploration and the Tabakoto mine of Nevsun Resources (McArthur, 2006).

The Sabodala Property is situated in the Early Proterozoic Mako mafic volcanic belt which is regionally metamorphosed to lower greenschist facies.  Locally, the metavolcanics are intruded by subvolcanic dolerite (microdiorite), gabbro sills and dykes, and porphyritic felsic dykes.

Splays of the Kakadian-Kérékoto Shear Zone pass through the Property and host MDL’s Sabodala deposit as well as all other orogenic gold occurrences found in the area.  The MDL Sabodala Mine Shear Zone is approximately two kilometres wide and is identified by a subtle magnetic trend that extends beyond the MDL permit and transects the volcanic stratigraphy. Gold mineralization is focussed in shallow-dipping to flat-lying dilational breccia and vein zones within the shear zone.  Gold mineralization is controlled by several structures at high angles to one another forming three main mineralized domains.

Both brittle and ductile gold mineralization styles occur on the Property.  Most mineralization occurs within intense brittle veining, brecciation and alteration including both an early stage of quartz-albite-carbonate-pyrite veining and alteration and an overprinted later stage of quartz-sericite-ankerite veining and alteration.  Gold mineralization also occurs in the ductile Northwest shear within strongly deformed, sericite-altered volcanic host rock where it is associated with secondary pyrite.  In their November 18, 2008 news release, MDL announced a 3.51 million ounce gold JORC-compliant resource for the Sabodala and Niakafiri deposits.  The Sabodala deposit produced its first gold bar in March 2009.

Property Geology

Property-wide mapping of what is now the Property was carried out by BRGM in the early 1960’s as part of a nation-wide 1:200,000 mapping program (BRGM, 1963a, b).  They defined an area of intrusive rocks in the west as part of the Kakadian Batholith, the central volcanic rocks as part of the Mako Supergroup and the sedimentary/volcanic sequence to the east as part of the Dialé Supergroup.  Dr. Chris Bonson of SRK Consulting has undertaken detailed structural geology studies on the principal exploration targets of the Property in order to better understand the fundamental controls on mineralization.  This work is ongoing and only preliminary conclusions have been drawn.

Due to the general lack of outcrop, detailed geology on the concession is poorly understood.  Based on magnetic data and limited outcrop exposure, the concession is interpreted to be underlain by a series of structurally bound slices of intrusive, volcanic and sedimentary stratigraphy thought to be part of the Mako Supergroup of Early Proterozoic Birimian age.  Magnetic data indicate that much of the laterite-covered plateau found in the western portion of the concession is underlain by foliated intrusive rocks, predominantly intermediate in composition (granodiorite).  These intrusives become structurally intercalated with tectonic slices of sheared mafic metavolcanics to the east.

The central western Sabodala South area is interpreted to be a series of tectonic slices of veined, altered and sheared mafic and ultramafic metavolcanics with minor mafic intrusives which are intruded by several narrow felsic dykes. This sequence is host to gold mineralization at MDL’s Sabodala and Niakafiri deposits. The central part of the concession surrounding the Sabodala deposit was mapped by Husson et al. (1987).  Three units were recognized, all possibly parts of the Mako Supergroup.  The bulk of the area is underlain by recessive, light-green, carbonate-altered andesitic metavolcanics which are locally brecciated or pillowed.  The andesites are flanked to both the east and west by narrow, sheared, jasper-bearing, intermediate to felsic, tuffaceous units (including fine-grained siliceous tuffs and chlorite-sericite crystal tuffs).  A metasedimentary unit occurs to the east of the tuffaceous sequence and has narrow, discontinuous interbeds of mafic metavolcanics and coarse conglomerate.  The distribution of intrusive rocks was not mapped, however, syntectonic, late-tectonic and post-tectonic granitoids have been reported by BRGM.  Four northeast- to north-northeast trending shear zones were mapped, two of which follow the andesite tuff contacts and two of which lie within the andesite unit.  Many of the gold occurrences are associated with these shear zones.

In the central part of the concession there is a thick sequence of massive, mafic metavolcanics, locally pillowed and/or brecciated.  Within the mafic metavolcanics is a core of massive, weakly-altered and pyritic, fine-grained diorite and fine-grained andesite.  These rocks are only weakly deformed except along their structural contacts.  The block has a unique magnetic signature distinct from other structural blocks.

To the east is a sequence of finer-grained, mafic metavolcanics and volcaniclastics sediments.  These rocks are strongly sheared and variably quartz-ferrocarbonate-sericite-albite-tourmaline-pyrite altered, hosting several zones of gold-quartz vein and breccia mineralization at Golouma West and Golouma South.  Further east the stratigraphy becomes dominantly sedimentary with abundant, strongly-deformed shale, siltstone and sandstone with local lenses of pebble conglomerate.  These sedimentary rocks are interpreted to be a turbidite sequence flanking the volcanic belt.  Local intercalations and discontinuous lenses of mafic metavolcanics are found within the sediments.  They are cross-cut by a few mafic and felsic dykes and are intruded locally by a foliated granodiorite intrusive at Mamakono.  The magnetic data indicates the presence of several small dykes and plutons, possibly associated with the Mamakono intrusive.

Due to the lack of outcrop Encom was contracted to produce a geological and structural interpretation of the Fugro airborne magnetic survey in 2005.  They identified a number of magnetically distinct areas.  The area west of Kobokoto has a unique high-amplitude response which corresponds to the granitoids of the Kakadian Batholith.  To the east, within the Mako volcanic belt, is a northeast-southwest oriented zone characterized by high-amplitude, short wavelength response in the magnetics.  This zone corresponds to a more massive, weakly deformed, mafic volcanic/intrusive portion of the belt.  In the north-eastern part of the concession, a number of discrete intrusives are interpreted, the largest located near Mamakono.

Encom interpreted a number of major structural shear zones which control the gross geologic pattern within the Property and are generally sub-parallel to the north-northeast trend of the Mako volcanic belt.  These structures are interpreted to be old thrusts along which terrain accretion has occurred.  The thrusts are interpreted to separate various portions of the stratigraphy with deep-seated intrusive rocks exposed in the west and successively younger thrust panels of the Mako volcanic belt found in the central and eastern parts of the concession.  In the east are strongly deformed turbiditic sediments with lesser, discontinuous lenses of mafic metavolcanics.  These rocks may be part of the adjacent Dialé Supergroup sediments or a dominantly sedimentary component of the Mako Supergroup.

Gold mineralization is closely related to a weaker set of belt-discordant structures trending 040º to 090º and 270º to 330º and a steeper northwest-trending set at greater than 330º.  The structural intersection between the belt parallel thrusts and the later cross-cutting structural trends are sites favourable for gold mineralization.

Since the original Encom study, on-going exploration and mapping have confirmed their interpretations.  Outcrops within the Property indicate the metavolcanic sequence strikes north-northeast (020°-040°) and dips steeply westward (-45° to -65°).  Several shear zones have been identified which cut across the metavolcanic stratigraphy and control gold mineralization at the Property.

The Masato shear zone is approximately one kilometre wide and is characterized by a subtle magnetic trend that extends from Masato in the north, southward through MDL’s Niakafiri deposit, to the Maki Medina/Goumbati area.  At the Masato zone, the shear has been traced for 1.8 kilometres by soil geochemistry, induced polarization (“IP”) ground geophysics, trenching and both core and reverse circulation drilling.

Subparallel to the Masato shear zone, and approximately 2.5 kilometres to the east, is the complex Golouma shear zone that is approximately one kilometre in width and several kilometres in length.  Within this complex zone of shearing, two major northeast trending and west dipping shear zones have been identified to date: the Golouma South shear and the Golouma Northwest shear.  Linking these two zones, is the east-west trending, south dipping Golouma West shear (McArthur, 2006).

Ferruginous, lateritic regolith material overlies 60% to locally 90% of the bedrock in the OJVG concession and includes soil, lateritic gravel, lateritic duracrust, mottled zone, saprolite and saprock.  This is overlain locally by recent sheet wash sediment.

Lateritic regolith material forms through the ferruginization and residual accumulation of iron, aluminum oxides and silica in the upper part of the residual regolith and usually comprises ferruginous duracrust and/or nodules.  This material generally occupies low rises, mesas and plateaus.  Locally it may be eroded and re-deposited some distance from the source areas.

Ferruginous lateritic regolith material is useful for geochemical sampling as gold and base metal elements become associated with the secondary iron oxides in this material.  Several studies have shown that the chemical composition of the lateritic residuum reflects that of the underlying bedrock (Cornelius and Anand, 2001). These studies show that specific elements Gold (“Au”), Silver (“Ag”), silica (“Si”), Aluminum (“Al”), Copper (“Cu”), Nickel (“Ni”) appear to be selectively enriched within non-magnetic material such as goethite and kaolinite while hematite- and magnetite-rich magnetic material are enriched in other elements (Iron (“Fe”), Arsenic (“As”), Tungsten (“W”),  Antimony (“Sb”), Bismuth (“Bi”), Chromium (“Cr”), Vanadium (“V”), Lead (“Pb”), Zinc (“Zn”)).

Mineralization

The geological setting at the Property is a sequence of deformed mafic to ultramafic, massive to locally pillowed, volcanic rocks metamorphosed to middle greenschist facies.  The Golouma West, Golouma South, Kerekounda and Masato gold zones host orogenic shear-hosted gold mineralization which has a complex genesis involving multiple phases of veining, alteration and deformation.  Gold mineralization was emplaced during episodes of hydrothermal activity associated with the reactivation of structures during the multiple phases of deformation.  Gold is associated with late-phase quartz-sericite-ankerite veining and silica-albite-carbonate-pyrite alteration.

The Property hosts multiple zones of orogenic gold with structural events being a major control in localizing mineralization.  Structures are overprinted by hydrothermal veining, brecciation and alteration events which, together, define the principle mineralized areas that are the current targets for exploration and evaluation.

Mineralization comprises pyrite-gold accompanied by trace base metals (sphalerite, galena, chalcopyrite and scheelite).  Alteration comprises quartz-carbonate-ferrocarbonate-albite-sericite-fuchsite-tourmaline.  Gold is generally fine-grained.  Visible gold, although rare, has been found to occur locally within all the mineralized zones.

Both brittle and ductile gold mineralization styles can be found on the concession.  The bulk of the gold mineralization is preferentially hosted in brittle veins, vein stockworks and breccias within silica-carbonate-ferrocarbonate-sericite-albite-fuchsite-tourmaline altered metavolcanic host rocks.  Ductile-type gold mineralization, when found, is most common within and adjacent to the various shear zones where it is distributed within the strongly sheared and sericite-altered metavolcanic host rock (McArthur, 2006).

Niakafiri/Sabodala South, Maki Medina and Kobakoto

One of the primary exploration targets within the Property is the southern extension of MDL’s gold deposit(s).  Regional prospecting and soil sampling conducted in the 1980’s by BRGM defined three northeast trending structural zones extending from the Sabodala and Niakafiri deposits southward on to what is now the OJVG Sabodala Property.  This is an area of extensive laterite cover and outcrop is scarce.  Along trend, 2.7 kilometres to the south, is the Maki Medina showing, a single area of silicified, sheared, mafic metavolcanics which returned values as high as 67 g/t Au.  Further west is the Kobokoto target.  BRGM surface sampled and trenched a one to two metre wide quartz vein system along a 149 metre length.  Sample results were highly variable, ranging from 1.5 g/t Au to 63.5 g/t Au.  Trench results included 3.5 g/t across 3m and 4.5g/t Au across 3 metres.

The OJVG has completed IP geophysics and geochemical soil sampling which identified several northeast-trending coincident IP and gold-in-soil anomalies extending intermittently from the MDL mining concession boundary southward several kilometres. preliminary trenching identified several areas of deformed and quartz-carbonate-sericite-fuchsite-albite veined and altered mafic metavolcanics which gave positive gold results.

At the time of this Annual Report, interpretation and 3-D modelling of Niakafiri Southeast and Maki Medina was ongoing, in preparation for mineral resource estimation. The ongoing modelling work is based on 39 holes (23 RC and 16 DDH) and 51 holes (29 RC and 22 DDH) for Maki Medina and Niakafiri Southeast respectively. The mineralization at these areas has been traced by this drilling over a strike length of approximately 700 meters at Maki Medina (plus a southern zone defined over a strike length of roughly 200 meters) and approximately 650 metres at Niakafiri Southeast. Drill hole spacing over these areas is at 40 metres and reaches a depth of roughly 200 metres.

Golouma West

The geometry of the Golouma West deposit consists of two broadly east-west to east-southeast-west-southwest trending shear zone-hosted sheet-like bodies, which together have a total strike length of approximately 800 m, and a NNE-trending appendage, referred to as the West limb. In plan, the two E-W trending bodies are arranged in an en-échelon pattern, separated by approximately 70 m and overlapping by circa 170 m. The West limb is approximately 225 m in length and dips moderately to steeply towards the west.

The principal zone of mineralization at Golouma West changes orientation from E-W to NNE-SSW where it intersects a strong NNE-oriented shear zone. In this area, the West limb is currently open to the north and is being extended towards the Golouma Northwest zone: a series of thick, NE-oriented quartz-carbonate veins define the trace of the sheet-like body, which has similar mineralogical and alteration characteristics to Golouma West. To the east, the full extent of the mineralized body has not been defined. In section, the main mineralized zone dips 75-80° S, broadly parallel to the main E-W ductile cleavage. The West limb dips at an angle of 65°W, transitioning to ~45°W at depths of 200 m.

The mineralization has been systematically drilled-off to a depth of ~200 m below the surface (~40 m above sea level), with step-out holes intercepting mineralization down to a depth of ~320 m (~80m below sea level).

Mineralization is hosted by a highly deformed shear zone defined by a broad zone (20-50 m wide) of intensely cleaved metavolcanic rocks. In excavation trenches, anomalous gold values can be traced along strike of the shear zone. The highest strain zones coincide with sericite-carbonate altered rock, weathered to saprolite, and sometimes the presence of quartz-carbonate veins, 0.1 to 1.2 m in thickness. Veins tend to be steep but vary widely in their strike orientation, many having a NNE-trending strike orientation. The thickest veins are generally sub-parallel to the deformation fabric.

Gold mineralization is associated with areas of highly ductilely deformed metavolcanics which take on a cream, pale pink or buff colour due to intense hydrothermal alteration resulting in a principal alteration mineral assemblage of Fe-carbonate-sericite±quartz±feldspar ±pyrite. Alteration is broadly correlated to the intensity of the deformation fabric, with the strongest manifestations found in high strain domains, often adjacent to thicker quartz veins. Mineralogically the alteration is dominated by very fine grained dolomite and Fe-carbonates (>50%; Harris, 2006; 2007), usually with lesser amounts of fine grained sericite and quartz intergrowths. Plagioclase (albite) and potassium feldspar also occur within the assemblage, generally at lower abundances (<10%). Pyrite is commonly present as clusters and disseminations of fine to medium grained brass coloured grains. Anomalous gold values associated with the carbonate-dominated alteration assemblage define a deposit typically 5-10 m in true thickness; exceptionally the thickness may reach a maximum of ~40 m.

Within the principal envelope of the E-W shear zone, gold grades are not uniform. Gold distribution exhibits a strong shoot control, with four major shoots evident plunging 60-80° to the west and west-southwest. These shoots are inferred to occupy the linear intersections between the E-W shear zone fabric and NNE-trending shear zones. Shoot-controlled mineralization remains open at depth in several areas of the deposit.

Golouma South

Golouma South occupies a NNE-oriented (025°-205°) ductile shear zone to the southeast of the Golouma area. Similar to the Golouma West and Northwest deposits, mineralization is sheet like, dipping 50° to 65°W. Mineralization has been defined for a strike length of approximately 480 m and down to 280 m below surface currently (~40 m above sea level). Currently, mineralization is open both at depth and laterally.

The deposit consists of one, two or three sub-parallel zones along any one particular section, coinciding with higher strain zones within the NE-oriented shear zone. Similar to Golouma West, excavation trenches indicate that gold is associated with the highest strain parts of the shear zone, corresponding to areas of powdery white saprolite and the presence of quartz veins >0.1 m in thickness. Veins are predominantly oriented parallel to the shear fabric and tend to be localised on the margins between high and low strain domains.

Host rocks at Golouma South are similar mafic volcanic rocks as at Golouma West, but have a tendency to be slightly more massive. In the sidewalls of the main mineralized bodies, the intensity of the NE-oriented foliation decreases. These foliations transition into zones of E-W oriented, subvertically-dipping slatey or schistose foliation, often crenulated along a NE-axis. Alteration consists of the same basic Fe-carbonate-sericite-quartz±feldspar ±pyrite assemblage as at Golouma South and, similarly, correlates well with strain intensity in the shear zone. High gold values correspond to intensely altered areas particularly where quartz-carbonate veining is present. The true thickness of mineralized zones varies from approximately 2.5 m to 20 m, but typically falls in the 5 to 12 m range.

Gold distribution is more uniform than at Golouma West, however the presence of at least one shoot is noted, which plunges steeply towards the WSW. The shoot is thought to correspond to an intersection between the NE-oriented shear zone and a zone of intense E-W shearing.

Approximately 50-100 m to the west of the mineralized zone, a circa 5 m wide pale pink felsic dyke intrudes the hangingwall of the deposit. The dyke parallels the Golouma South deposit, dipping towards the west and is only weakly deformed.

Kerekounda

The Kerekounda deposit is currently considered part of the Golouma group of deposits due to its proximity and similarity in the styles of mineralization. Kerekounda is located approximately 900m north of the Golouma South NE zone or roughly 1.5 km NNE of the main zone of Golouma South.

At the cut-off date of the assay data received, mineralization at Kerekounda had been defined over an approximate strike length of 170 metres in a NW-SE orientation and down dip for approximately 230 metres.  These zones were at the time based on 27 drill holes (15 RC and 12 DDH), while an aggressive drilling campaign was ongoing which was continuing to extend the mineralization visually at depth and along strike.

The main zone of the deposit as defined at the time comprised mainly a quartz vein (or at times zone of quartz veining) which locally carries high gold values typically associated with coarse visible gold.   This main zone has been historically mined by means of an open cut which has been mentioned in the history section of this report.  No accurate historical records are available that detail the tonnage or grade of the material removed by this open-cut. Two sub-parallel zones of mineralization exist which are lower in gold grade and similar to the style of mineralization on Golouma West and South.

The zones as currently defined can range from 0.5m to as much as 7 m locally in true width.

Masato

The Masato deposit is located in the north-central area of the Sabodala concession, approximately 6 km north of the Golouma area and 1.5 km east of the MDL’s Sabodala deposit. The deposit has a NE-trending (010°-190°) strike and dips moderately (45°-65°) to the west. Oromin have defined the deposit over a strike length of 2,100 m using excavation trenches and drilling. To the south, the deposit has been defined up to the border with MDL’s property, but to the north, the deposit remains open. At present, mineralization has been systematically drilled to a depth of approximately 220 m below the surface (~20 m above sea level). It remains open at depth along most of its strike length.

Gold is hosted by a complex NNE-SSW to N-S oriented shear zone along the axis of the Main Transcurrent Shear Zone. The host rocks consist of strongly ductilely deformed greenschist facies metabasalts and ultramafic, units strongly altered by an Fe-carbonate-sericite-fuchsite±quartz±pyrite mineral assemblage. The presence of fuchsite (Cr-mica) is only seen in the mafic to ultramafic units at Masato, where it imparts a bright green colouration. However, the most intensely altered zones are usually carbonate-quartz-pyrite-dominated and appear pale (salmon) pink to cream in colour; fuchsite appears insignificant. The most intense alteration is often associated with the presence of an intense crenulation cleavage.

In detail, the Masato zone consists of between 2 and 5 separate mineralized zones over a distance of up to 90 m. Each mineralized zone typically ranges between 1-10 m true thickness. Anomalous gold values are associated with intensely altered zones dominated by the presence of carbonate, silica and pyrite. Some textural evidence, suggests this phase of mineralization is associated with a relatively late stage of the overall deformation framework.

The Masato zone hosts multiple generations of mineral veins. Early white-grey coloured quartz-feldspar veins are commonly highly deformed and do not possess anomalous gold values. Quartz-carbonate veins up to 0.5 m in thickness are relatively commonplace in the highly altered areas of the Masato Zone. The veins dip to the west and strike broadly parallel to the main trace of the deposit. Similar to Golouma South, felsic dykes occur in close association with mineralization at Masato.

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

Exploration Program 2008 –Financial year ending February 28, 2009

The 2008 exploration program on the Sabodala concession included soil sampling, excavator trenching and extensive RC and diamond drilling for exploration and resource estimation purposes.  The soil sampling comprised 5,581 samples designed to cover regional exploration targets and to refine already established gold-in-soil anomalies. Fourteen excavator trenches (TRX-264-277) totalling 1,635 metres were completed in the areas of Golouma South and West, Masato and Niakafiri Southeast.  RC drilling comprised 60,495 metres in 331 holes (RC-SAB-08-184, 187-511) at nine different deposits/occurrences while diamond drilling totalled 47,933.17 metres in 243 holes (DH-SAB-186 to 412 and 13 RC hole extensions) at eleven separate deposits/occurrences.

The majority of soil sampling conducted in 2008 was designed to refine or extend already established gold-in-soil anomalies.  Infill sampling in the Golouma area refined a prominent anomaly centred at Golouma Northeast and extending toward the Golouma South deposit.  The anomaly measured approximately 225 by 500 metres and contained abundant samples assaying >500 ppb Au.  This anomaly was followed up by several drill holes which returned discrete, anomalous gold assays; portions of the anomaly remain to be drilled.  Immediately north, a grid over the Kerekounda deposit defined an anomaly overlying the deposit which aided in the selection of drill targets for the subsequent resource estimation.  Additional anomalous soil samples in the Kerekounda grid are discrete and do not define a contiguous anomaly.  Soil sampling to the southwest of Golouma South helped define the southern extents of the deposit and refined the Cloverleaf occurrence with an approximate 100 by 300 metre anomaly of >100 ppb Au samples.  The Cloverleaf was subsequently trenched and drilled in 2008.

Infill sampling at Maki Medina followed up on previous trenching and limited drilling at the occurrence.  The foremost anomaly measured approximately 130 by 600 metres and comprised samples ranging from 200-300 ppb Au; the grid was followed up by drilling in 2008.  Sampling work north of Masato attempted to extend the known mineralization and defined a weak to moderate anomaly with most samples registering <100 ppb Au; trenching and drilling were not conducted within the soil sampling area in 2008.  A relatively small 200 by 500 metre soil sampling grid extended the Sekoto mineralization southward with approximately one-third of the samples returning gold values >200 ppb.  Portions of the anomaly were drill tested in 2008.

The lone reconnaissance soil grid was sampled in the northeast corner of the concession starting several hundred metres east of the Maleko occurrence.  This grid covered roughly 5 km2 returning mostly poor results.  Of note were two anomalous samples within 150 metres of each other that assayed 590 and 1230 ppb Au, centred at 823770E and 1463200N.

The fourteen trenches excavated in 2008 ranged from 32 to 302 metres in length and were located at four of the deposits on the Property.  Each trench was surveyed, geologically mapped and sampled along one metre intervals over the entire length of the trench.

Golouma South yielded the best results with significant intersections in all three southeast-striking trenches.  These trenches were characterized by sheared, massive and saprolitic mafic volcanic rocks and basalts, with variably developed carbonate alteration, and lesser felsic dykes and quartz veins.  Trench TRX-264 reported 14 metres (from 45-59 m) of 4.14 g/t Au hosted in sheared mafic volcanic rocks.  Further to the south, trench TRX-265 produced 13.67 g/t Au over 12 metres (87-99 m) including 20.67 g/t Au over 7 metres (91-98 m) in carbonate-altered, massive mafic volcanic rocks.  South of TRX-265, trench TRX-266 yielded two discrete intercepts of 3.9 g/t Au over 3 metres (45-48 m) and 2.71 g/t Au over 2 metres (53-55 m) in a basalt host.

The Golouma West trench TRX-271 produced a 2 metre (95-97 m) intersection of 3.52 g/t Au with proximal samples up to 2,860 ppb Au in altered saprolite.  Additional positive results from the trenching program were limited to discrete, individual samples including metre long samples assaying 4.15 and 5.97 g/t Au in trenches TRX-268 and 270, respectively.

Reverse circulation drilling during the 2008 exploration program on the Property consisted of 60,495 metres in 331 holes (RC-SAB-08-184, 187 to 511).  This drilling occurred at nine deposits/occurrences including Golouma South, Golouma West, Kerekounda, Korolo, Maki Medina, Masato, Niakafiri Southeast, Sabodala North and Sekoto.

Diamond drilling on the Property in 2008 included 45,667.84 metres in 230 holes (DH-SAB-08-186 to 412) plus an additional 2,265.33 metres in 13 RC hole extensions for a total of 47,933.17 metres.  This drilling was carried out on eleven different occurrences/deposits including Cloverleaf, Golouma South, Golouma West, Goumbati West, IP Zone, Kerekounda, Maki Medina, Masato, Niakafiri Southeast, Sabodala North and Sekoto.

The majority of 2008 drilling was directed towards attaining sufficient data density for resource estimations at the Golouma South and West, Kerekounda, Masato, Maki Medina and Niakafiri Southeast deposits.  Exploration drilling was conducted at numerous additional occurrences which had little to no historic drill tests.

Drilling at Golouma South totalled 11,786.01 metres, including RC, diamond and RC hole extensions.  This drilling was conducted over a one kilometre strike length but primarily focused on a 500 metre long area for the resource definition.

Encouraging results were attained at both extremities of the one kilometre strike length including RC-SAB-08-265 which returned 12.62 g/t Au over 5 metres to southwest and RC-SAB-08-268 which returned 7.4 g/t Au over 5 metres and 13.08 g/t Au over 6 metres to the northeast.  Within the resource definition drilling, holes DH-SAB-08-188 and 316 highlighted the high-grade nature of some of the mineralization at Golouma South.  Hole DH-SAB-08-188 returned shallow assays of 10.95 g/t Au over 12 metres from 7-19 metres depth.  Hole DH-SAB-08-316 helped confirm depth continuity of mineralization with an intersection of 15.01 g/t Au over 5 metres from 199-204 metres depth and 5.26 g/t Au over 9 metres from 211-220 metres depth.

The Golouma West deposit also saw extensive drilling in 2008 totalling some 17,569.21 metres in RC, diamond and RC hole extensions.  Drilling to the east and west of the main deposit area produced positive results at shallow and deep intervals.  Drill hole DH-SAB-08-229 was drilled at the eastern extent of Golouma West and assayed 16.39 g/t Au over 5 metres from 14 metres depth.  Some 700 metres to the west, at the opposite extent of the Golouma West deposit, drill holes DH-SAB-08-226 and 371 returned assays of 5.66 g/t Au over 19 metres form a 163 metre depth and 5.83 g/t Au over 7 metres from a 369 metre depth, respectively.  Drill hole DH-SAB-08-240 highlights additional deep mineralization with 11 metres of 2.82 g/t Au from 385 metres depth within the bulk of the deposit.  Recent shallow drilling within the resource area assayed 8 metres of 14.57 g/t Au from 45 metres depth in RC-SAB-08-216.

The Kerekounda deposit is present 1.5 kilometres north of Golouma South and is the site of minor historic production.  Having recognized the high-grade nature of gold mineralization and the potential for remaining resources at Kerekounda, the OJVG drilled 5,022.84 metres in RC and diamond drill holes in 2008.  By the end of 2008 the drilling had defined a zone of mineralization approximately 250 metres long striking northwest-southeast.  Two RC holes near the northwest extent of mineralization returned deep gold intersections including 10 metres of 7.15 g/t Au from 112 metres depth (RC-SAB-08-458) and 9 metres of 11.26 g/t Au from 190 metres depth and 11 metres of 4.5 g/t Au from 203 metres depth (RC-SAB-08-480).  Approximately 120 metres to the southeast diamond drill holes DH-SAB-08-376 and 378 returned 9 metres of 15.51 g/t Au from 46 metres depth and 7 metres of 12.87 g/t Au from 35 metres depth, respectively.

Masato is located 1.2 kilometres due east of MDL’s Sabodala gold deposits. The Masato deposit is defined by a strong gold-in-soil geochemical anomaly that has been measured to be a minimum of 2,600 metres in length by up to 1,200 metres in width. Since the initial NI 43-101 resource estimation, the majority of the OJVG drilling has been focused upon the Masato deposit. In 2008, a total of 52,014.56 metres of drilling was completed in RC, diamond and RC hole extensions.  Masato has been drilled over a 2 kilometre strike extent and to depths exceeding 200 metres with mineralization open both laterally and vertically. Drill hole DH-SAB-08-293 returned assays of 1.69 g/t Au over 15 metres at a depth of 134 metres and 5.79 g/t Au over 10 metres at a depth of 189 metres. Hole RC-SAB-08-410 returned 1.12 g/t Au over 8 metres at a depth of 33 metres.  Hole RC-SAB-08-208 graded 3.30 g/t Au over 20 metres at a depth of 164 metres.

The Maki Medina deposit is situated 2 kilometres southwest from the Niakafiri deposits and theorized to be a southward extension of the regional structure which controls the Masato and Niakafiri deposits. The Maki Medina deposit is coincident with a gold-in-soil geochemical anomaly that covers approximately 1.2 kilometres in strike extent, of which the central 900 metres has been partially tested by wide spaced initial drilling. The 2008 drilling program for Maki Medina included 4,667.08 metres in RC and diamond drill holes. Drill hole DH-SAB-08-394 returned assays of 2.51 g/t Au over 13 metres at a depth of 105 metres including 3.92 g/t Au over 6 metres.

Niakafiri Southeast is located on an approximate 8 kilometre structural trend of which the Masato deposit represents the northern portion and Niakafiri Southeast likely a direct extension of MDL’s Niakafiri deposit. Having recognized the potential of Niakafiri Southeast to be a significant gold deposit, the OJVG proceeded with grid-based drilling in 2008 for a total of 10,701.14 metres in RC, diamond and RC hole extensions. Results from the 2008 drilling suggest that the gold mineralization at Niakafiri Southeast is comparable to that observed at the Masato deposit. The 2008 drilling has revealed multiple, sub-parallel mineralized horizons within a broad structurally controlled alteration zone.  Hole RC-SAB-08-473 returned assays of 2.28 g/t Au over 37 metres from 2 metres depth including 6.37 g/t Au over 8 metres. RC hole RC-SAB-08-494 returned assays of 6.09 g/t Au over 7 metres from a depth of 32 metres. This hole also returned assays of 1.44 g/t Au over 5 metres at a depth of 171 metres, 1.35 g/t Au over 8 metres at a depth of 189 metres and 1.52 g/t Au over 55+ metres at a depth of 210 metres. This hole reached maximum depth while remaining in Au mineralization. Results from the 2008 drilling at the Niakafiri deposit demonstrate continuity of mineralization along both strike and depth.

In 2008 the Company began drill-testing several of the numerous exploration targets beyond the deposits described above. These exploration targets were identified by geochemical results from soil sampling and trench sampling.

The Cloverleaf target is located approximately 1.25 kilometres southwest of the Golouma South deposit. The Cloverleaf target is defined by a 1,000-metre portion of the 3,000-metre Golouma South gold-in-soil geochemical anomaly. Excavator trenching results from the Cloverleaf target included 6.48 g/t gold over 7 metres. Drilling at Cloverleaf totalled five diamond holes with 1,296.6 metres completed in 2008. Four of the holes intersected favourable alteration, shearing, veining and mineralization appearing similar to that observed at both the Golouma South and Golouma West gold deposits.

Goumbati West is located approximately 5.5 kilometres and 10 kilometres southwest from the Golouma and Masato deposits, respectively. Five diamond drill holes were drilled in 2008 totalling 393.58 metres with drill hole DH-SAB-08-252 returning an assayed value of 2.58 g/t Au over 3 metres.

One diamond drill hole was completed in 2008 at the IP Zone reaching a depth of 175.87 metres. It is located approximately 650m east of the Golouma South deposit.

The Korolo target is located approximately 3 kilometres northeast of the Golouma area and was originally identified by initial trench sampling. A total of six reverse circulation drill holes were completed in 2008 totalling 887.0m.

A total of 11 RC and diamond drill holes were completed at the Sabodala North target totalling 2,809.88 metres; located approximately 6.25 kilometres north of the Masato deposit.

Hole DH-SAB-08-260 reported the best intersection comprising 6 metres of 2.22 g/t Au from 237-243 metres core depth.

Sekoto is located 4 kilometres northwest from the Masato deposit. Drilling at Sekoto totalled five holes with 1,105.4 metres, including both RC and diamond drilling. Two RC holes and one diamond hole drilled returned anomalous gold values. RC-SAB-08-363 assayed 1.15 g/t Au from 170-187 metres, and RC-SAB-08-364 assayed 2.09 g/t Au from 53-58 metres. Diamond drill hole DH-SAB-08-274 assayed 1.29 g/t Au from 129-133 metres.

The 2009 exploration program exploration program is designed to enable the undertaking and completion of a Pre-Feasibility Study based on the multi-deposit scenario which exists at Sabodala.  The 2009 budget for the Sabodala Project is USD$28 million (of which the Company’s portion is USD$14 million), which exceeds the USD$12 million required to be expended before December 22, 2009 pursuant to the Sabodala Mining Convention.

Technical Report dated January 15, 2009

On June 8, 2009 the Company filed with regulatory agencies in Canada a report dated January 15, 2009 titled “Technical Report For Sabodala Property, Senegal, West Africa” completed by APEX Geoscience Ltd. (“APEX”) of Edmonton, Alberta (the “APEX Report”).  This report summarized the work on the Sabodala Property by the Company and/or OJVG and/or OJVG Ltd. from the commencement of exploration activities in 2005 through December 31, 2008. The principal purposes of the report were 1) to provide an updated inferred in-situ resource estimate for the Golouma West, Golouma South, Kerekounda and Masato deposits, and 2) to provide recommendations for further work. The report was prepared in accordance with National Instrument 43-101 of the Canadian Securities Administrators, “Standards of Disclosure for Mineral Properties”, which is the disclosure policy governing mineral projects specified by the securities regulatory agencies in Canada.

The rules of the SEC do not allow the publication of inferred resources associated with a mineral exploration project; accordingly, the conclusions in the APEX Report about inferred resources are not included in this Annual Report.

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

During the fiscal year ended February 28, 2009, the Company’s principal activities consisted of a) continuing the exploration of its Sabodala mineral property in Sénégal, and b) carrying out direct and indirect exploration costs   on its Santa Rosa oil and gas property in Argentina preparatory to drilling a test well subsequent to that fiscal year end. As set out in Note 5 to the financial statements, on an accrual basis the Company expended $16,835,443 as its share of costs of the Sabodala project and $2,210,315 on the Santa Rosa project. Each of these amounts was materially greater than in the previous fiscal year, or any other recent fiscal year. These levels of expenditure reflected an accelerating level at Sabodala as that project proceeded towards a preliminary feasibility study scheduled for completion in August 2009, and an accelerating level at Santa Rosa as that project proceeded towards the drilling of a test well, which became a prime objective upon the granting of a governmental decree by the Province of Mendoza April 30, 2008.

During the fiscal year ended February 29, 2008, the Company was engaged primarily in the exploration of its Sabodala mineral property in Sénégal while awaiting exploration permitting from governmental authorities for its Santa Rosa oil and gas property in Argentina – a permit subsequently granted by the government decree of April 30, 2008.

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

As at February 28, 2009, the Company had incurred net acquisition and exploration costs of $36,759,620 with respect to its Sabodala Property in Sénégal, an increase of $16,835,443 from the prior year’s net investment. The major components of fiscal 2009 expenditures are set out in Note 5 to the financial statements and are as follows: drilling costs of $7,189,120 or 43% of the total; sample analysis costs of $2,111,989 or 13% of the total; camp operation costs of $1,692,971 or 10% of the total; a corporate services fee of $1,656,035 or 10% of the total; contractor and geological staff costs of $1,375,398 or 8% of the total; and engineering costs, associated with the preliminary feasibility study, of $1,038,643 or 6% of the total.  The proportions and allocations of these costs are broadly similar to the prior fiscal year. During the fiscal year ended February 28, 2009, the Company’s exploration program on the Sabodala concession included soil sampling, excavator trenching and extensive RC and diamond drilling for exploration and resource estimation purposes.  The soil sampling comprised 5,581 samples designed to cover regional exploration targets and to refine already established gold-in-soil anomalies. Fourteen excavator trenches totalling 1,635 metres were completed in the areas of Golouma South and West, Masato and Niakafiri Southeast.  RC drilling comprised 60,495 metres in 331 holes at nine different deposits/occurrences while diamond drilling totalled 47,933 metres in 243 holes at eleven separate deposits/occurrences. A detailed summary of fiscal 2009’s exploration work is found above under the heading “Property, Plants and Equipment –  Sabodala Property, Sénégal –  Exploration Program 2008 –Financial year ending February 28, 2009.”

The focus of the drilling continued to be at the Goulouma West, Goulouma South and Masato deposits, and in addition at the Kerekounda deposit, in preparation for the initial resource calculation which was published on July 24, 2008 and for the first update to the resource calculation which was published February 27, 2009. In addition, initial drilling began at several new targets. The pace of exploration once again increased significantly in fiscal 2009 and the Company expects the level of exploration to continue at this level in fiscal 2010 as the preliminary feasibility study is completed and as further resource delineation continues. In particular, engineering costs associated with the preliminary feasibility study are expected to increase materially in fiscal 2010.

As at February 29, 2008, the Company had incurred net acquisition and exploration costs of $19,924,177 with respect to its Sabodala Property in Sénégal, an increase of $10,412,220 from the prior year’s net investment. The major components of fiscal 2008 expenditures are set out in Note 5 to the financial statements and are as follows: drilling costs of $4,649,594 or 45% of the total; sample analysis costs of $1,291,653 or 12% of the total; a corporate services fee of $1,224,622 or 12% of the total; contractor and geological staff costs of $1,089,405 or 10% of the total; and camp operation costs of $1,019,666 or 10% of the total.  During the fiscal year ended February 29, 2008, the Company carried out in-fill soil geochemical sampling, continued an extensive excavator trenching and sampling program, completed additional ground geophysics and geological mapping and prospecting, and completed the 75,000-metre reverse circulation and core drilling program. The focus of the drilling was at the Goulouma West, Goulouma South and Masato deposits, in preparation for the initial resource calculation which was published on July 24, 2008. In addition, initial drilling began at several new targets. The pace of exploration increased significantly in fiscal 2008 as this project matured.

As at February 28, 2007, the Company had incurred net acquisition and exploration costs of $9,511,957 with respect to its Sabodala Property in Sénégal, an increase of $7,715,495 from the prior year’s net investment.  The major components of fiscal 2007 expenditures were as follows: camp operation costs of $2,222,055 or 29% of the total; drilling costs of $2,056,906 or 27% of the total; contractor and geological staff costs of $1,702,978 or 22% of the total; and sample analysis costs of $945,873 or 12% of the total.  During the fiscal year ended February 28, 2007, the Company carried out property-wide soil geochemical sampling, extensive excavator trenching, ground geophysics, geological mapping/prospecting and completed an initial 10,000-metre drilling program. In addition, the Company initiated a 75,000-metre reverse circulation and core drilling program targeting a variety of gold targets throughout the Sabodala Property.

As at February 28, 2009, the Company had incurred acquisition and exploration costs of $3,532,644 with respect to its Santa Rosa Property in Argentina, an increase of $2,210,315 from the prior year. The major components of fiscal 2009 expenditures are set out in Note 5 and are as follows: acquisition costs $707,636 or 32% of the total; contractor and geological staff costs of $499,254 or 23% of the total; tenure payments and mineral bond costs of $395,397 or 18% of the total; and land and legal costs of $241,038 or 11% of the total. This pattern of costs is consistent with a) payments made to Surge to acquire back Surge’s 17.52% interest in the project as set out under “Property, Plants and Equipment – Santa Rosa Property, Argentina”; and b) our expenditures to prepare for drilling of the test well which took place in July 2009.

As at February 29, 2008, the Company had incurred acquisition and exploration costs of $1,322,329 with respect to its Santa Rosa Property in Argentina, an increase of $257,029 from the prior year. Total expenditures were $391,442 before costs recovered of $134,413. The major components of fiscal 2008 expenditures are set out in Note 5 and are as follows: contractor and geological staff costs of $127,753 or 33% of the total; travel and accommodation costs of $107,756 or 28% of the total; and land and legal costs of $90,996 or 23% of the total. This pattern of costs is consistent with our focus on activities towards the grant of the permitting decree which came to fruition in April 2008.

As at February 28, 2007, the Company had incurred acquisition and exploration costs of $1,065,300 with respect to its Santa Rosa Property in Argentina, an increase of $358,924 from the prior year. The major components of fiscal 2007 expenditures were as follows: land and legal costs of $153,561 or 43% of the total; presumptive minimum tax costs of $145,842 or 41% of the total; and contractor and geological staff costs of $43,077 or 12% of the total.

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

Fiscal Year Ended February 28, 2009 Compared to Fiscal Year Ended February 29, 2008

During the fiscal year ended February 28, 2009 the Company recorded interest income of $379,733, a foreign exchange gain of $923,267, project administration fees of $667,112 and a loss on sale of investments of $(440,973). During the fiscal year ended February 29, 2008 the Company recorded interest income of $735,172, a foreign exchange loss of $(204,934), and a loss on sale of investments of $(12,679). These items are highly variable depending on market valuations of investments held for trading and dispositions, if any, from the holdings. The decrease in interest reflects significantly lower treasury balances held since no financings occurred, together with diminishing interest rates associated with deteriorating financial markets. The foreign exchange gain arose on holdings of net assets in United States dollars during a period of continuing very high volatility in the exchange rate of that currency and an overall uptrend of the U.S. dollar. High volatility in the exchange rate is expected throughout fiscal 2010 and has been experienced to the date of this report.

Expenses for the fiscal year ended February 28, 2009 were $6,103,324, up significantly from $1,895,207 for the fiscal year ended February 29, 2008. By far the most significant increase was in stock-based compensation costs recognized upon a widespread grant of incentive stock options during the fiscal year. The principal increases in other cost centres were in professional and consulting fees, in office and rent costs, and in filing and transfer agent fees. These increases are commensurate with the increased scope and scale of the Company’s exploration activities both in Sénégal and in Argentina, and with the costs of listing the Company’s shares to trade on the Toronto Stock Exchange in December 2008. These levels are expected to continue during fiscal 2010. A significant reduction occurred in travel and public relations costs, as the Company’s exploration results in Sénégal helped speak for themselves.

Net loss for the fiscal year ended February 29, 2008 was $4,574,185 or $0.07 per share as compared with a net loss for the fiscal year ended February 29, 2008 of $1,377,648 or $0.02 per share. The increase in net loss is attributable principally to the increase in stock-based compensation expense and to the other increased cost centres described in the preceding paragraph. The Company expects to continue to incur substantial net operating losses for the fiscal year ending February 28, 2010.

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

B.

Liquidity and Capital Resources

As set out in Note 18, in June 2009 subsequent to the fiscal year end the Company completed a private placement financing for gross proceeds of $20,000,000. These financing proceeds are an example of the Company’s sole external source of liquidity, namely, equity financings. During the last three financial years, the Company has had the benefit of gross proceeds of capital stock issued for cash of $15.7 million in fiscal 2007, $24.6 million in fiscal 2008, and 0.7 million in fiscal 2009. Combined with the year-to-date proceeds of $20.0 million in fiscal 2010, this represents a total of $61.0 million so raised in the 40 months March 2006 through June 2009.

In management's view, given the nature of the Company's activities, which consist of the acquisition and exploration of resource properties, financial information concerning the Company’s current liquidity and capital resources is the most meaningful and material.  The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's properties, the Sabodala mineral project and the Santa Rosa oil and gas project, are located in Sénégal and Argentina respectively, and as a result the Company's operations on these properties may be subject to additional risks.

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its currently held properties. Based on its existing working capital, the Company does not require additional financing for its currently held properties during the fiscal year currently under way.  The Company has not made use of any financial instruments for hedging purposes in the fiscal year ended February 28, 2009 or to the date of this report.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but plans and intends to incur significant additional exploration expenditures on its Sabodala Property and Santa Rosa Property during the fiscal year ending February 28, 2010.

Management reviews annually the carrying value of the Company’s interest in each resource property and, where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements.  Costs relating to properties abandoned are written off when the decision to abandon is made. Management concluded there was no impairment of resource property carrying values during the 2009 fiscal year.

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

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the scope of exploration on the Company’s resource properties and on the state of the capital markets.

February 28, 2009 Compared to February 29, 2008

At February 28, 2009, the Company’s current assets totalled $6,828,825 compared to $26,683,481 at February 29, 2008.  The decrease is attributable to the Company’s expenditures on resource projects financed from cash resources in existence at the prior year end which had arisen from financings carried out in fiscal 2008, and the fact that no major financings were carried out in fiscal 2009. During the same period, current liabilities remained essentially unchanged at $2,332,359 compared to $2,175,285, largely because payables from levels of exploration activities at the Company’s Sabodala Property were at similar levels at both year end dates. Included in the Company’s current liabilities were payables or accrued liabilities of $114,938 due to related parties arising from general and administrative expenses incurred with companies related by way of directors in common or from professional services rendered by directors of the Company. All such amounts are settled in the normal accounts payable cycle. The Company had working capital of at February 28, 2009 of $4,496,466 compared to $24,508,196 at February 29, 2008.  At both February 28, 2009 and February 29, 2008, the Company had no long-term debt.

At February 28, 2009, the Company had total assets of $49,368,607 compared to $48,205,346 at February 29, 2008.  The modest increase arises essentially from the modest increase in share capital during the period, details of which are set out in Note 7 to the financial statements.

Share capital as at February 28, 2009 was $58,528,199, up from $57,509,011as at February 29, 2008, again essentially due to the modest increase in share capital during the period, as set out in Note 7.

The Company's largest cash outflows in the fiscal year ended February 28, 2009 resulted, as is the case every year, from resource property expenditures of $20,226,527, an increase of 82% from the prior year. The most significant cash inflows in the year ended February 28, 2009 were provided by the exercise of options and warrants that generated cash proceeds of $693,098. The most significant contribution to cash resources in the year ended February 29, 2008 was provided by a large private placement of share capital, and the largest cash outflow in that year was, as usual, resource property expenditures, in lesser amounts than the 2009 fiscal year.

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

At February 29, 2008, the Company had total assets of $48,205,346 compared to $27,405,610 at February 28, 2007.  The increase arises essentially from the private placement of share capital during the period, details of which are set out in Note 7 to the financial statements.

Share capital as at February 29, 2008 was $57,509,011, up from $34,635,509 as at February 28, 2007, again essentially due to the private placement of share capital during the period, as set out in Note 7.

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

Under US GAAP, deferred mineral exploration costs on properties at the stage of development as those held by the Company are charged to the statement of operations as incurred, while under Canadian GAAP such costs may be deferred and carried on the balance sheet.  Under Canadian GAAP for the 2007 fiscal period reported on, the investments held by the Company were recorded at the lower of cost and net realizable value.  Under US GAAP, this category of investments held by the Company were classified as “available-for-sale” securities and recorded at market value. The accumulated difference between cost and market value was recorded as part of comprehensive income.  Effective March 1, 2007 the Company adopted certain new Canadian accounting standards which had the effect of causing the accounting outcomes under Canadian GAAP to be the same as under US GAAP.

Had the Company presented its financial statements in accordance with US GAAP, its loss for the fiscal year ended February 28, 2009 would have increased by $16,835,443 and its loss for the fiscal year ended February 29, 2008 would have increased by $10,257,701, as set out in Note 17.

Outlook

In the near term, the Company plans to continue its exploration activities on its Sabodala Property and, subject to the identification of additional targets, at its Santa Rosa Property.  Based on its existing working capital as of the date of this report, the Company does not require additional financing for its currently held properties during the fiscal year currently under way.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends to incur significant additional exploration expenditures on its currently held properties during the fiscal year ending February 28, 2010.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional mineral exploration or oil and gas properties.  None of the Company’s resource properties are in production and, therefore, do not produce any income.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

Derek Bartlett

Mr. Bartlett is a director of the Company and is the “lead director” of the independent directors. He has worked as a geologist and exploration manager for a number of international mining companies since 1966.  Mr. Bartlett is a director of Cadman Resources Inc., Kingsman Resources Ltd., Newport Gold Inc., Saville Resources Ltd., Waseco Resources Ltd. And X-Cal Resources Ltd., as well he is currently the President of Newport Gold Inc. and Cadman Resources Inc. Mr. Bartlett is 70 years old.

Robert Brennan

Mr. Brennan is a director of the Company. He has been an investment advisor with CB Richard Ellis since 1987 and prior thereto was a CPA with Peat Marwick Mitchell, a predecessor firm of KPMG.  Mr. Brennan is 48 years old.

Ian Brown

Mr. Brown is the Chief Financial Officer of the Company, appointed April 15, 2007. He holds the degree Bachelor of Commerce and is a Chartered Accountant, the Canadian equivalent of a CPA.  He has been a financial executive with a wide array of public companies in the mining exploration industry since 1979. Mr. Brown is 61 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company and is married to Mr. Idziszek.  She is a financier with a long, successful history of organizing and financing junior resource companies in Canada.  In 1980, she founded Corona Explorations which discovered the Hemlo gold deposits in Northern Ontario.  Ms. Dragovan is also a director of Madison Minerals Inc.  Ms. Dragovan is 59 years old.

Chet Idziszek

Mr. Idziszek is a director and the President of the Company and is married to Ms. Dragovan. He has worked as a manager and senior geologist for a number of international mining companies since 1971.  In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia. He also received the “Prospector of the Year Award" in 1994, again in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of the Company during its exploration and development of the Petaquilla copper-gold deposits in Panama. Mr. Idziszek is a senior officer and director of Madison Minerals Inc. and Lund Gold Ltd., and is currently a director of Cadman Resources Inc.  Mr. Idziszek is 62 years old.

David Mallo

Mr. Mallo is Vice-President, Exploration of the Company.  He holds the degree Bachelor of Science from Brandon University, has extensive public company experience and has served as a director of several publicly traded junior resource companies.  Mr. Mallo is 50 years old.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company.  Mr. Sibthorpe holds a B.Sc. in geology and an M.B.A. from the University of Toronto. He worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996. He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant. Mr. Sibthorpe is currently a director of Klondex Mines Ltd., Madison Minerals Inc. and TTM Resources Inc.  Mr. Sibthorpe is 60 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company. Mr. Stewart is a lawyer who has practised law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law.  Mr. Stewart is a director and senior officer of Lund Gold Ltd., Madison Minerals Inc.  and Salmon River Resources Ltd.  Mr. Stewart is currently a director of Bayswater Uranium Corporation, Cascade Resources Inc., Paget Minerals Corp. and Kingsman Resources Ltd.  Mr. Stewart is 51 years old.

Douglas Turnbull

Mr. Turnbull is a director of the Company. Mr. Turnbull is a geologist and is the President of Lakehead Geological Services Inc. which provides geological consulting services for a number of Canadian private and public companies. Mr. Turnbull is a director of Dagilev Capital Corp., Grizzly Diamonds Ltd. and Salmon River Resources Ltd.  Mr. Turnbull has been the President of Lakehead since 1992 and is 46 years old.

B.

Compensation

The following table sets out compensation by way of salary, professional and consulting fees, and bonuses paid to the Company’s senior management and to its directors for the last full financial year.

Name	Position	Salary $	Professional and consulting fees $	Bonus $
Derek Bartlett	Lead director	2,000	nil	nil
Robert Brennan	Director	nil	nil	nil
Ian Brown	Chief financial officer	55,000	nil	2,000
Nell Dragovan	Director	82,200	nil	2,000

Chet Idziszek	President, CEO and Chairman of the Board	172,200	nil	2,000
David Mallo	Vice President, Exploration	nil	188,760	5,000
Robert Sibthorpe	Director	nil	nil	nil
James Stewart	Director and Corporate Secretary	nil	149,100	2,000
Douglas Turnbull	Director	nil	163,265	nil

Professional and consulting fees are payable to professional service firms owned by the recipients. Bonuses are paid on an annual basis to employees and to service providers who provide a majority of their services to the Company. The bonuses are a flat-rate amount set by the Board of Directors annually reflecting overall achievement of the Company’s objectives. Mr. Mallo’s bonus was set at a larger amount by the Board of Directors.

The following sets out compensation effected by the grant of stock options for the last full financial year.

Name	Position	Date of option grant	Number of common share options granted	Exercise price $	Expiration date of option
Derek Bartlett	Lead director	March 26, 2008	100,000	3.25	March 26, 2013
Robert Brennan	Director	March 26, 2008	125,000	3.25	March 26, 2013
Ian Brown	Chief financial officer	March 26, 2008	75,000	3.25	March 26, 2013
Nell Dragovan	Director	March 26, 2008	100,000	3.25	March 26, 2013
Chet Idziszek	President, CEO and Chairman of the Board	March 26, 2008	300,000	3.25	March 26, 2013
David Mallo	Vice President, Exploration	March 26, 2008	200,000	3.25	March 26, 2013
Robert Sibthorpe	Director	March 26, 2008	100,000	3.25	March 26, 2013
James Stewart	Director and Corporate Secretary	March 26, 2008	125,000	3.25	March 26, 2013
Douglas Turnbull	Director	March 26, 2008	100,000	3.25	March 26, 2013

During the financial year ended February 28, 2009 options in respect of a total of 770,000 common shares granted in January and February 2004 with expiry dates in January and February 2009 exercisable at the price of $0.25 per share were exercised by the Company’s senior management and directors in the following amounts:

Mr. Bartlett – 95,000 shares; Ms. Dragovan – 220,000 shares; Mr. Idziszek – 295,000 shares; Mr. Mallo – 20,000 shares; Mr. Stewart – 120,000 shares; and Mr. Turnbull – 20,000 shares.

The company has no arrangements in place providing for pension, retirement or similar benefits.

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

The Company’s Audit Committee is comprised of Derek Bartlett, Robert Brennan (Chairman) and Robert Sibthorpe.  The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment. The Audit Committee operates under an Audit Committee Charter which provides for numerous factors such as establishing the independence of the Company’s auditors, review of the audited financial statements of the Company, liaising with the Company’s auditors and recommending to the Board of Directors whether or not to approve such statements.  At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Company.

D.

Employees

During the fiscal years ended February 28, 2009 and February 29, 2008, the Company had an average of approximately 230 employees of whom ten worked out of the Company’s head office, ten  worked out of the Company’s Dakar office and approximately 210 worked based at the Company’s Sabodala exploration camp.  Of the average of 230 employees, 20 worked in management and supervisory roles (four in Canada and 16 in Sénégal), seven in secretarial roles (three in Canada and four in Sénégal), five in accounting roles (two in Canada and three in Sénégal), five as support workers (in Sénégal) and the balance worked as mineral explorationists (one in Canada and the rest in Sénégal).  Of those, 6 were employed as geologists and two as medical personnel while the approximately 190 others were skilled, semi-skilled or unskilled labourers.  During the fiscal year ended February 28, 2007, the Company had an average of three employees all of whom worked out of the Company’s head office.  Of the average of three employees, one worked in a management role, one in a secretarial role and one in an accounting role.  No employees were casual or temporary employees.  The number of the Company’s employees fluctuates based on the level of the Company’s exploration activities.  Employees in Sénégal are employed by OJVG. Operations in Argentina are carried out entirely by outsourced third party contractors.

E.

Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options to purchase common shares of the Company held by such persons:

Name	Number of Common Shares Held at Aug. 25, 2009	Number of Options Outstanding at Aug. 25, 2009	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Derek Bartlett	70,000	50,000 100,000 175,000	0.4%	$1.90 $3.25 $1.12	February 15, 2011 March 26, 2013 July 10, 2014
Robert Brennan	831,845	200,000 125,000 175,000	1.4%	$1.90 $3.25 $1.12	February 15, 2011 March 26, 2013 July 10, 2014
Ian D. Brown	nil	200,000 75,000 175,000	0.5%	$2.80 $3.25 $1.12	April 20, 2012 March 26, 2013 July 10, 2014
Nell Dragovan	2,156,904	75,000 100,000 175,000	2.6%	$1.90 $3.25 $1.12	February 15, 2011 March 26, 2013 July 10, 2014
Norman Haimila (1)	95,000	75,000 100,000	0.3%	$1.90 $3.25	February 15, 2011 March 26, 2013
Chet Idziszek	6,923,137	300,000 550,000 300,000 400,000	8.8%	$0.70 $1.90 $3.25 $1.12	September 15, 2010 February 15, 2011 March 26, 2013 July 10, 2014

Name	Number of Common Shares Held at Aug. 25, 2009	Number of Options Outstanding at Aug. 25, 2009	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
David Mallo	61,500	20,000 100,000 200,000 275,000	0.7%	$0.80 $1.90 $3.25 $1.12	November 22, 2010 February 15, 2011 March 26, 2013 July 10, 2014
Robert Sibthorpe	nil	50,000 100,000 175,000	0.3%	$1.90 $3.25 $1.12	February 15, 2011 March 26, 2013 July 10, 2014
J.G. Stewart	746,377	75,000 125,000 175,000	1.2%	$1.90 $3.25 $1.12	February 15, 2011 March 26, 2013 July 10, 2014
Douglas Turnbull	52,000	75,000 100,000 175,000	0.4%	$1.90 $3.25 $1.12	February 15, 2011 March 26, 2013 July 10, 2014
Total:	10,936,763	4,995,000	16.60%

(1).  Dr. Norman Haimila resigned as a director effective July 18, 2008.  Dr. Haimila remains as an advisor to the Board of Directors and a key petroleum exploration consultant for the Company.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.  In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of August 25, 2009 are deemed outstanding.  Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.  This table has been prepared based on 94,642,035 Common Shares outstanding as of August 25, 2009.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The following table sets forth the share ownership of those persons beneficially owning 5% or more of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at August 25, 2009	Percentage of Common Shares Outstanding at August 25, 2009

Chet Idziszek	6,923,137	7.3%
IAMGOLD Corporation	16,088,636	17.0%

Mr. Idziszek's holdings reported on Form 20-F have diminished from 25.2% in 2004 to 15.2% in 2007 and to  7.3% in 2009 as a function of (1) the increase in issued share capital from 25,695,308 in 2004 to 94,642,035 shares as reported in this Item 7.A, and (2) the net effect of acquisitions and dispositions made by Mr. Idziszek over the periods.

IAMGOLD Corporation acquired these shares pursuant to a recent private placement in the Company, which closed June 19, 2009.

The Company’s major shareholders do not have different voting rights. To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

Based on the records of the Company's registrar and transfer agent, Computershare Investor Services Inc., of 510 Burrard Street, Vancouver, British Columbia, Canada, as at June 1, 2009 there were 66,067,606 common shares of the Company issued and outstanding.  At such date there were 121 registered holders of the Company's common shares resident in the United States, holding an aggregate 15,964,350 common shares, including 6,718,743 shares held by Cede & Co.  This number represents approximately 24.2% of the total issued and outstanding common shares of the Company as at June 1, 2009. Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at June 1, 2009 there were 1,752 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 21,876,342 common shares. This number represents approximately 33.1% of the total issued and outstanding common shares of the Company as at June 1, 2009, also including the 6,718,743 shares held by Cede & Co. The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 1,872 holders holding an aggregate 37,840,692 common shares. This number represents approximately 57.3% of the total issued and outstanding common shares of the Company as at June 1, 2009.

B.

Related Party Transactions

Other than the transactions described in this section, there were no material transactions in the fiscal years ended February 28, 2009, February 29, 2008 and February 28, 2007, or to the date of this report, or proposed material transactions between the Company or any of its subsidiaries and:

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

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002. At the time that the Agreement was entered into, the Company was not related to Bible, however, subsequent to the date of the Agreement, Chet Idziszek, the President and a director of the Company was appointed as a director of Bible’s parent company, The Havana Group Inc. (“Havana”), a position Mr. Idziszek held until April 2007. Havana subsequently changed its name to Surge Global Energy Inc. (“Surge”). The Agreement was amended a number of times during the period Mr. Idziszek was a director of Havana and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for a 17.52% effective interest in its Santa Rosa Property and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited (“Irie”), received 1,000,000 common shares in the capital stock of Surge, Bible’s parent company and the assignee of Bible’s interest. Surge in due course elected not to acquire any further interest in the Santa Rosa Property. As disclosed in “Agreements with Surge Global Energy, Inc.”, in March 2008 Surge sold its interest in the Santa Rosa Property back to the Company in consideration of the payment to Surge of US$600,000 and the delivery to Surge of 1,000,000 of its own shares. During the 2007 and 2008 fiscal years the Company sold a total of 250,000 of the Surge shares as disclosed in  the financial statements of the Company for those fiscal years. Of the 1,000,000 Surge shares delivered to Surge in March 2008, 750,000 were the balance of the shares originally obtained after the sales described above, and 250,000 were acquired at market value in March 2008 as set out in Note 5(c) from Mr. Chet Idziszek a director and senior officer of the Company.

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

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended February 28, 2009 that contain an Independent Auditor’s Report dated August 24, 2009, Consolidated Balance Sheets as at February 28, 2009 and February 29, 2008, Consolidated Statements of Operations and Deficit for the Fiscal Years Ended February 28, 2009, February 29, 2008, and February 28, 2007, Consolidated Statements of Deficit and Accumulated Other Comprehensive Income (Loss) for the Fiscal Years Ended February 28, 2009, February 29, 2008 and February 28, 2007, Consolidated Statements of Cash Flows for the Fiscal Years Ended February 28, 2009, February 29, 2008, and February 28, 2007, and Notes to the Consolidated Financial Statements.

B.

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

The high and low sale prices for the common shares of the Company on the Toronto Stock Exchange (“TSX”) for each of the most recent six months, each fiscal quarter in each of the last two full years and subsequent period and each of the last five full financial years are as follows:

	High	Low
Fiscal year 2009-2010
July 2009	$1.43	$0.70
June 2009	$0.98	$0.75
May 2009	$0.74	$0.59
April 2009	$0.78	$0.58
March 2009	$0.94	$0.61
February 2009	$0.90	$0.70
First Quarter	$0.94	$0.58
2009	$3.42	$0.385
Fourth Quarter	$0.90	$0.385
Third Quarter	$1.55	$0.55
Second Quarter	$2.70	$1.46
First Quarter	$3.42	$2.10
2008	$4.15	$2.07
Fourth Quarter	$4.15	$2.86
Third Quarter	$3.00	$2.37
Second Quarter	$2.90	$2.07
First Quarter	$4.05	$2.19
2007	$4.18	$1.30
2006	$2.00	$0.31
2005	$0.68	$0.015

The closing price of the Company's common shares on the TSX Exchange on August 25, 2009 was $0.93.

The Company’s common shares were listed on the NASD Over-the-Counter Bulletin Board on October 5, 2006. The high and low sale prices for the common shares of the Company on the Over-the-Counter Bulletin Board for each of the most recent six months and each full financial quarter since the listing date are as follows:

	High	Low
Fiscal year 2009-2010
July 2009	US$1.30	US$0.60
June 2009	US$0.90	US$0.621
May 2009	US$0.68	US$0.471
April 2009	US$0.659	US$0.47
March 2009	US$0.749	US$0.48
February 2009	US$0.709	US$0.54
First Quarter	US$0.749	US$0.47
2009	US$3.48	US$0.31
Fourth Quarter	US$0.709	US$0.31
Third Quarter	US$1.50	US$0.40
Second Quarter	US$2.70	US$1.39
First Quarter	US$3.48	US$2.111
2008	US$4.10	US$1.98
Fourth Quarter	US$4.10	US$2.801
Third Quarter	US$3.19	US$2.2422
Second Quarter	US$2.75	US$1.98
First Quarter	US$3.51	US$2.05
Fourth Quarter, 2007	US$3.69	US$1.52

The closing price of the Company’s common shares on the Over–the-Counter Bulletin Board on August 25, 2009 was US$0.81.

B.

Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C.

Markets

The common shares of the Company have traded on the TSX Venture Exchange or its predecessor exchanges, or on the Toronto Stock Exchange, since November 6, 1981.  They traded under the symbol “OLE” on the TSX Venture Exchange until December 15, 2008.  On December 16, 2008 the common shares of the Company commenced trading on the Toronto Stock Exchange, also under the symbol “OLE”.  The common shares of the Company have traded on the NASD Over-the-Counter Bulletin Board since October 5, 2006 under the symbol “OLEPF”.

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

C.

Material Contracts

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002. At the time that the Agreement was entered into, the Company was not related to Bible, however, since the date of the Agreement, Chet Idziszek, the President and a director of the Company was appointed as a director of Bible’s parent company, The Havana Group Inc. (“Havana”). 2007. Havana subsequently changed its name to Surge Global Energy Inc. (“Surge”). The Agreement has been amended a number of times subsequent to Mr. Idziszek becoming a director of Surge and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for a 17.52% effective interest in its Santa Rosa Property and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited (“Irie”), received 1,000,000 common shares in the capital stock of Surge, Bible’s parent company and the assignee of Bible’s interest. Surge subsequently elected not to acquire any further interest in the Santa Rosa Property. As disclosed in “Agreements with Surge Global Energy, Inc.”, in March 2008 Surge sold its interest in the Santa Rosa Property back to the Company in consideration of the payment to Surge of US$600,000 and the delivery to Surge of 1,000,000 of its own shares. During the 2007 and 2008 fiscal years the Company sold a total of 250,000 of the Surge shares as set out in Note 4 to the financial statements. Of the 1,000,000 Surge shares delivered to Surge in March 2008, 750,000 were the balance of the shares originally obtained after the sales described above, and 250,000 were acquired in March 2008 from a director and senior officer of the Company at market value.

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

Pursuant to an agreement dated December 23, 2008, with Otto Energy Ltd. (“Otto”) the Company agreed to sell to Otto an effective 32.48% interest in its Santa Rosa Property by funding exploration expenditures of USD$1,400,000.  All future exploration and development of the Santa Rosa Property will be borne proportionately by each party or they will suffer dilution.  This transaction closed May 4, 2009.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company believes the disclosure requirements set out in the item of Form 20-F are sufficiently met by reproducing here the contents of Note 11 to the consolidated financial statements, “Financial Instruments and Risk Management”. This content is as follows:

The Company’s financial instruments consist of cash, receivables, investments, contractor deposit, restricted cash, and accounts payable and accrued liabilities. The balance of restricted cash is not material. The carrying values of cash, receivables, contractor deposit, and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity. Investments are recorded at fair value based on quoted market prices at the balance sheet date.

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign currency risk, liquidity risk, and equity market risk. The Company’s objective with respect to financial instrument risk management is to minimize potential adverse effects on the Company’s financial position and performance. Management is responsible to the Board of Directors for establishing controls and procedures with the objectives that financial instrument risks are mitigated to acceptable levels.

Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash and receivables, the contractor deposit, and a portion of its accounts payable and accrued liabilities in United States dollars (USD), Argentinean pesos, Euros or CFA francs – a currency which has a fixed exchange rate with the Euro. At February 28, 2009 the Company’s exposure to exchange rate changes for the peso, Euro or CFA franc was not material; however, its exposure to exchange rate changes for the USD was $29,090 for each one per cent change, and, accordingly, a ten per cent increase or decrease in the exchange rate of the CAD versus the USD would result in an increase or decrease in foreign exchange gain of $290,900. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At February 28, 2009 the Company held cash resources of $6,550,450 and had accounts payable and accrued liabilities of $2,332,359 and is able to meet its obligations as they became due. The Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations as they become due, the Company will depend on management’s ability to raise the funds required through future equity financings. If such funds cannot be raised, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

Equity market risk

The Company is exposed to equity price risk arising from its investments, which are marketable securities classified as available-for-sale. The Company’s maximum exposure to equity price risk is the carrying value of its investments.

Interest rate risk

The Company’s exposure to interest rate risk is not material. The natures of its financial instruments do not lead to any material risk that their fair values or future cash flows will fluctuate because of changes in market interest rates.

Credit risk

Credit risk is the risk of financial loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations. The Company has no material counter-parties to its financial instruments with the exception of the financial institutions which hold its cash deposits. The Company manages this credit risk by investing its cash in interest-bearing accounts at a major Canadian chartered bank, or, to a lesser extent, at major banks in Sénégal and in Argentina. The Company’s material receivables consist primarily of sales tax receivables due from the federal government of Canada. Because of these circumstances, the Company does not believe it has a material exposure to credit risk.

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

ITEM 15.

CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is collected and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

At the end of the period covered by this report, the fiscal year ended February 28, 2009 an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act).  Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in providing reasonable assurance that material information required to be disclosed in the reports that management files and submits under the Exchange Act, is recorded, processed summarized and reported within the time periods specified in the SEC rules and forms.

It should be noted that while the Company’s chief executive officer and chief financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

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

Management has assessed the effectiveness of the Company’s internal control over financing reporting as at February 28, 2009. In making the assessment, management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting.

Based on this assessment, management identified material weaknesses in our internal control processes regarding information technology systems at the Company’s offices in Senegal.  A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting, such that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Inadequate and ineffective information technology controls are noted along with a lack of IT policies and procedures that relate to program changes, access, security and disaster recovery plans may not ensure the proper operation of information systems surrounding financial reporting.

Because of these material weaknesses, management believes that as of February 28, 2009, the Company’s internal controls over financial reporting were not effective.  The Company is addressing these weaknesses as described below under the section heading “Changes in Internal Control Over Financial Reporting”.

Management commenced its efforts to remediate the material weaknesses identified in its previous year’s assessment.  These efforts were then partially delayed and further hampered by budgetary constraints due to the global economic downturn.  When possible, management has continued to dedicate resources to implementing a company-wide framework that encompassed  internal control policies, procedures, instructions and guidelines for its operations in the Vancouver head office and its foreign locations to address weaknesses identified at the entity-level.  It should be noted that in line with the COSO framework, also the Company’s framework’s level of assurance does not provide certainty as to the realization of objectives, nor can it prevent all inaccuracies, errors, instances of fraud or non-compliance with laws and regulations.  The framework focuses on a number of financial reporting controls to strike an appropriate balance to the necessary flexibility to support and control operational stability and excellence, and to achieve compliance with relevant laws and regulations.  To date, management has spent $25,000 on its remediation efforts. The Company is addressing the remediation efforts as described below under the section heading “Changes in Internal Control Over Financial Reporting”.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended February 28, 2009.  In this report, the Company’s independent registered public accounting firm, Davidson & Company LLP, Chartered Accountants, in Vancouver, BC, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended February 28, 2009.   Davidson & Company LLP has audited the Company’s financial statements included in this Annual Report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting.  The Auditor’s Attestation Report is included in the Company’s financial statements, attached hereto as Exhibit F-3.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

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

The framework further emphasizes formalized review and approval procedures for timely account reconciliations and expenditures to maintain the integrity and accuracy of the accounting system.  Management has engaged external consultants to assist with creating and implementing key reconciliation templates, and educating staff members on internal controls over key business processes such as monthly reconciliation of foreign operation’s activities and expenditures.  This process is continuously improved through regular and independent evaluations to monitor the effectiveness of associated corrective actions taken.

At the head office, management has formalized a service contract with its information technology (“IT”) service provider to formalize IT policies and procedures, and to implement and monitor appropriate policies that relate to program changes, computer and application operations, access, security and disaster recovery plans.  This will facilitate proper operation of information systems surrounding financial reporting and ensure that sound information technology security practices will be integrated throughout the Company in a compliant and consistent manner.

As of the date of filing, management is in the process of implementing the following measures:

Management has continued in its efforts to put into practice a more comprehensive budgeting review process to monitor its performance.  This will include implementing high level strategy and budgeting sessions whereby reporting of current and projected results are reviewed.

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

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

During the fiscal year ended February 28, 2009, the Company was billed the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Billed
Audit fees	$135,000
Audit-related fees	nil
Tax fees	$6,500
All other fees	nil
Total fees	$141,500

During the fiscal year ended February 29, 2008 the Company was billed the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Billed
Audit fees	$160,000
Audit-related fees	nil
Tax fees	$5,500
All other fees	nil
Total fees	$165,500

Audit-related fees billed in fiscal 2008 were for review procedures on interim financial statements carried out to support an equity financing.

Tax fees relate to fees for tax compliance services including tax return preparation.

As required by Rule 2-01(c)(7)(i) of Regulation S-X, before the accountant was engaged by the Company to render audit or non-audit services, the Company’s audit committee approved the engagement.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended February 28, 2009, which is the period covered by this Annual Report on Form 20-F.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no such purchases; accordingly, the information referred to in this Item is not required for the fiscal year ended February 28, 2009, which is the period covered by this Annual Report on Form 20-F.

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

ITEM 18.

FINANCIAL STATEMENTS

Not applicable

ITEM 19.

EXHIBITS

(a)

Financial Statements

Description of Document	Page No.
Cover Sheet	F-1
Independent Auditors’ Report dated August 24, 2009	F-2
Independent Auditors’ Report dated August 24, 2009	F-3
Consolidated Balance Sheets as at February 28, 2009 and February 29, 2008	F-5
Consolidated Statements of Operations and Deficit for the Fiscal Years Ended February 28, 2009, February 29, 2008 and February 28, 2007	F-6
Consolidated Statements of Deficit and Accumulated Other Comprehensive Income (Loss) for the Fiscal Years Ended February 28, 2009, February 29, 2008 and February 28, 2007	F-7
Consolidated Statements of Cash Flows for the Fiscal Years Ended February 28, 2009, February 29, 2008 and February 28, 2007	F-8
Notes to the Consolidated Financial Statements	F-9

(b)

Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property

*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
*4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the Sabodala Property
*4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek
*4.I.	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan
*4.J.	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.K.	Loan Agreement dated April 28, 2005 between the Company and David Scott
*4.L.	Loan Agreement dated August 9, 2005 between the Company and Naples Explorations, LLC	E-113
*4.M.	Joint Venture Agreement made as of the 20th day of September 2005 between the Company and Bendon International Ltd.	E-121
*4.N.	Letter of Intent dated November 15, 2005 between the Company and Ottoman Energy Limited	E-193
*4.O.	Shareholders Agreement dated December 18, 2006 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited	E-201
*4.P.	Amendment Agreement to the Shareholders Agreement, dated January 1, 2007 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited.	E-277
*4.Q.	Ministry of Energy and Mines, Republic of Senegal, Transfer and Extension Decree, dated February 7, 2007 for the Sabodala Property	E-286
*4.R.	Certificate of Incorporation – Sabodala Holding Limited	E-289
*4.S.	Letter Agreement dated March 12, 2007 between the Company and Lund Gold Ltd. on the Carneirinho Property, Brazil	E-290
*4.T.	Letter Agreement dated March 11, 2008 between the Company and Chet Idziszek regarding the Santa Rosa Property, Argentina	E-292
*4.U.	Final Decree dated April 30, 2008 from the Government of Mendoza on the Santa Rosa Property with the English sworn translation following directly behind	E-293
4.V.	Shareholder Rights Plan dated June 27, 2008	E-306
4.W.	Share Compensation Plan dated July 29, 2008	E-357

4.X.	Stock Option Plan dated July 29, 2008	E-362
4.Y.	Amended Stock Option Plan dated July 14, 2009	E-370
4.Z.	Participation Agreement dated December 23, 2008 between Otto Energy Limited, Oromin Explorations Ltd., Irie Isle Limited, Cynthia Holdings Limited and Exploraciones Oromin, S.A.	E-392
4.AA.	English translation of the Extension to the Mining Convention for the Sabodala Project, dated December 31, 2008	E-453
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.2
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.1
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.2

SIGNATURES

                 The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 28th day of August, 2009

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Per:  (signed) Chet Idziszek

Title:  President

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
*4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the Sabodala Property
*4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek
*4.I.	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan
*4.J.	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.K.	Loan Agreement dated April 28, 2005 between the Company and David Scott
*4.L.	Loan Agreement dated August 9, 2005 between the Company and Naples Explorations, LLC	E-113
*4.M.	Joint Venture Agreement made as of the 20th day of September 2005 between the Company and Bendon International Ltd.	E-121
*4.N.	Letter of Intent dated November 15, 2005 between the Company and Ottoman Energy Limited	E-193
*4.O.	Shareholders Agreement dated December 18, 2006 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited	E-201
*4.P.	Amendment Agreement to the Shareholders Agreement, dated January 1, 2007 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited	E-277

*4.Q.	Ministry of Energy and Mines, Republic of Senegal, Transfer and Extension Decree, dated February 7, 2007 for the Sabodala Property	E-286
*4.R.	Certificate of Incorporation – Sabodala Holding Limited	E-289
*4.S.	Letter Agreement dated March 12, 2007 between the Company and Lund Gold Ltd. on the Carneirinho Property, Brazil	E-290
*4.T.	Letter Agreement dated March 11, 2008 between the Company and Chet Idziszek regarding the Santa Rosa Property, Argentina	E-292
*4.U.	Final Decree dated April 30, 2008 from the Government of Mendoza on the Santa Rosa Property with the English sworn translation following directly behind	E-293
4.V.	Shareholder Rights Plan dated June 27, 2008	E-306
4.W.	Share Compensation Plan dated July 29, 2008	E-357
4.X.	Stock Option Plan dated July 29, 2008	E-362
4.Y.	Amended Stock Option Plan dated July 14, 2009	E-370
4.Z.	Participation Agreement dated December 23, 2008 between Otto Energy Limited, Oromin Explorations Ltd., Irie Isle Limited, Cynthia Holdings Limited and Exploraciones Oromin, S.A.	E-392
4.AA.	English translation of the Extension to the Mining Convention for the Sabodala Project, dated December 31, 2008	E-453
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.2
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.1
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 30614).

Oromin Explorations Ltd.

(An Exploration Stage Company)

Consolidated Financial Statements

(Expressed in Canadian Dollars)

February 28, 2009

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Oromin Explorations Ltd.

We have audited the consolidated balance sheets of Oromin Explorations Ltd. as at February 28, 2009 and February 29, 2008 and the consolidated statements of operations, deficit and accumulated other comprehensive income (loss) and cash flows for the years ended February 28, 2009, February 29, 2008 and February 28, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2009 and February 29, 2008 and the results of its operations and cash flows for the years ended February 28, 2009, February 29, 2008 and February 28, 2007 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Accountability Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of February 28, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 24, 2009 expressed an adverse opinion on the Company’s internal control over financial reporting because of material weaknesses.

“DAVIDSON & COMPANY, LLP”

Vancouver, Canada	Chartered Accountants

August 24, 2009

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –

U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements.  Our report to shareholders dated August 24, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditor’s report when the changes are properly accounted for and adequately disclosed in the financial statements.

“DAVIDSON & COMPANY, LLP”

Vancouver, Canada	Chartered Accountants

August 24, 2009	F-2

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Oromin Explorations Ltd.

We have audited Oromin Explorations Ltd.’s (the “Company”) internal control over financial reporting as of February 28, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: Management concluded that inadequate and ineffective information technology controls exist along with a lack of IT policies and procedures that relate to program changes, access, security and disaster recovery plans may not ensure the proper operation of information systems surrounding financial reporting. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended February 28, 2009 of the Company, and this report does not affect our report on those financial statements.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of February 28, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of February 28, 2009 and February 29, 2008, and the related consolidated statements of operations, deficit and accumulated other comprehensive income (loss) and cash flows for the years ended February 28, 2009, February 29, 2008 and February 28, 2007 and our report dated August 24, 2009 expressed an unqualified opinion.

“DAVIDSON & COMPANY, LLP”

Vancouver, Canada	Chartered Accountants

August 24, 2009

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6

Telephone (604) 687-0947  Fax (604) 687-6172

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

As at

	February 28	February 29
	2009	2008

ASSETS

Current
Cash	$6,550,450	$26,139,917
Receivables	195,379	176,030
Investments (Note 3)	71,874	362,662
Prepaid expenses and deposits	11,122	4,872

Total current assets	6,828,825	26,683,481

Resource properties (Note 5)	40,292,264	21,246,506
Advances to joint venture (Note 5)	1,787,158	-
Contractor deposit	222,372	171,465
Equipment and fixtures (Note 4)	213,463	37,145
Performance bond – restricted cash (Note 6)	24,525	66,749

	$49,368,607	$48,205,346

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$2,332,359	$2,175,285

Shareholders' equity
Capital stock (Note 7)
Authorized
An unlimited number of common shares without par value
Issued and outstanding
66,067,606 common shares (2008 – 64,972,583)	58,528,199	57,509,011
Contributed surplus (Note 7)	8,475,106	4,145,757
Accumulated other comprehensive loss	(299,476)	(531,311)
Deficit	(19,667,581)	(15,093,396)

	47,036,248	46,030,061

	$49,368,607	$48,205,346

Nature and continuance of operations (Note 1)

Commitment (Note 15)

Subsequent events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

	Year Ended	Year Ended		Year Ended
	February 28,	February 29,		February 28,
	2009	2008		2007

EXPENSES
Amortization	$41,807	$2,803		$3,133
Filing and transfer agent fees	133,551	66,157		52,012
Office and rent	200,127	143,179		124,112
Professional and consulting fees	440,404	276,612		223,742
Salaries and benefits	310,719	329,237		200,137
Stock-based compensation (Note 8)	4,655,439	627,334		652,789
Travel and public relations	321,277	449,885		229,173

	(6,103,324)	(1,895,207)		(1,485,098)

OTHER INCOME (EXPENSE)
Interest income	379,733	735,172		271,912
Foreign exchange gain (loss)	923,267	(204,934)		5,910
Project administration fees (Note 5(a))	667,112	-		-
Gain (loss) on sale of investments (Note 3)	(440,973)	(12,679)		83,281
Write-down of investments (Note 3)	-	-		(677,888)

	1,529,139	517,559		(316,785)

Loss for the year	(4,574,185)	(1,377,648)		(1,801,883)

Other comprehensive income (loss)
Unrealized loss on investments (Note 3)	(209,138)	(531,311)		-
Reversal of unrealized loss on disposal of investments	440,973	-		-

Total comprehensive loss for the year	$(4,342,350)	$(1,908,959)	$	(1,801,883)

Basic and diluted loss per common share	$(0.07)	$(0.02)		$(0.04)

Weighted average number of common shares outstanding	65,264,018	56,740,221		42,853,558

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED
OTHER COMPREHENSIVE INCOME (LOSS)

(Expressed in Canadian dollars)

	Year ended	Year ended	Year ended
	February 28,	February 29,	February 28,
	2009	2008	2007

STATEMENT OF DEFICIT
Balance, beginning of year	$(15,093,396)	$(13,715,748)	$(11,913,865)
Loss for the year	(4,574,185)	(1,377,648)	(1,801,883)

Balance, end of year	$(19,667,581)	$(15,093,396)	$(13,715,748)

STATEMENT OF ACCUMULATED OTHER
COMPREHENSIVE INCOME (LOSS)

Balance, beginning of year	$(531,311)	$-
Adjustment to opening balance on adoption of standard	-	-
Unrealized loss on investments (Note 3)	(209,138)	(531,311)
Reversal of unrealized losses on disposal of investments	440,973	-

Balance, end of year	$(299,476)	$(531,311)

This financial statement was adopted effective March 1, 2007. For fiscal years prior to that date, no such statement was applicable.

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Year Ended	Year Ended	Year Ended
	February 28,	February 29,	February 28,
	2009	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(4,574,185)	$(1,377,648)	$(1,801,883)
Items not affecting cash:
Amortization	41,807	2,803	3,133
Accrued interest on performance bond	-	-	(6,437)
Non-cash portion of foreign exchange (gain) loss	(70,725)	12,957	(5,910)
Stock-based compensation	4,655,439	627,334	652,789
(Gain) loss on sale of investments	440,973	12,679	(83,281)
Write-down of investments	-	-	677,888

Changes in non-cash working capital items:
Decrease (increase) in receivables	42,693	(98,963)	(40,851)
Increase in prepaid expenses and deposits	(6,250)	-	-
Increase in accounts payable and accrued liabilities	751,381	1,248,244	59,816

Net cash provided by (used in) operating activities	1,281,133	427,406	(544,736)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	693,098	24,625,466	15,729,673
Share issue costs	-	(1,430,976)	(1,014,229)
Due to joint venture	-	(2,013,143)	2,013,143
Proceeds from sale of investments	-	19,379	228,654
Proceeds from restricted cash – performance bond	-	59,539	-

Net cash provided by financing activities	693,098	21,260,265	16,957,241

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties	(20,226,527)	(11,136,370)	(7,778,658)
Advances to joint venture	(1,120,046)	-	-
Deposit with exploration contractor	-	(171,465)	-
Recoveries on resource properties	-	-	705,560
Purchase of equipment and fixtures	(218,125)	(32,741)	(2,176)

Net cash used in investing activities	(21,563,698)	(11,340,576)	(7,075,274)

Change in cash	(19,589,467)	10,347,095	9,337,231

Cash, beginning of year	26,139,917	15,792,822	6,455,591

Cash, end of year	$6,550,450	$26,139,917	$15,792,822

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on January 25, 1980 under the Company Act of British Columbia.

The Company is in the business of exploring its resource properties and its current mineral exploration activities are in the pre-production stage.  Consequently, the Company defines itself to be in the exploration stage.  The recoverability of the Company’s expenditures on resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, the Company has sustained substantial losses from operations since inception and has no current source of revenue. Continued operations of the Company are dependent upon its ability to receive continued financial support, complete public or private equity financings, or generate profitable operations in the future. Management is actively seeking to raise the necessary capital to meet its funding plans.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries and, on a proportionate basis, the accounts of Oromin Joint Venture Group Ltd. from its formation during the 2006-2007 fiscal year.  The Company’s subsidiaries include Exploraciones Oromin, S.A., which is incorporated under the laws of Argentina, and Sabodala Holding Limited, Irie Isle Limited and Cynthia Holdings Limited, all of which are incorporated under the laws of the British Virgin Islands.

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

Investments

During the years ended February 28, 2009 and February 29, 2008 the Company’s holdings of marketable securities were classified as available for sale, with revaluation gains and losses included in other comprehensive income until the related assets are removed from the balance sheet. For the 2007 fiscal year, investments in marketable securities were recorded at the lower of cost or market value on an individual investment basis.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Equipment and fixtures

Equipment and fixtures are recorded at cost less accumulated amortization. Amortization is calculated at the following rates:

Office furniture	Straight line over five years
Computer equipment	Straight line over five years
Leasehold improvements	Straight line over the life of lease

During fiscal 2009, the Company revised its estimate of useful lives relating to office furniture and computer equipment.  The change did not have a material effect on the financial statements.

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

February 28, 2009

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

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the years presented, this calculation proved to be anti-dilutive.  At February 28, 2009, February 29, 2008 and February 28, 2007, the total number of potentially dilutive shares excluded from loss per share was 9,718,000 for 2009, 12,682,582 for 2008 and 15,297,287 for 2007.

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

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Financial instruments – recognition and measurement

The Company classifies its financial instruments into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity instruments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale normal purchase exemption and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

The Company classifies its cash, restricted cash and contractor deposit as held-for-trading and its investments as available-for-sale. Receivables and amounts due from joint venture are classified as loans and receivables, and accounts payable and accrued liabilities are classified as other financial liabilities, all of which are measured at amortized cost.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

Comprehensive income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  The Company presents such gains and losses in “other comprehensive income” until it is considered appropriate to be recognized in net earnings.

NEW ACCOUNTING POLICIES

Going concern

Effective March 1, 2008 the Company prospectively adopted the amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, which requires management to make an assessment of the Company’s ability to continue as a going concern. When financial statements are not prepared on a going-concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the Company is not considered a going concern. The Company reports on a going-concern basis and the adoption of this amended standard had no effect on the Company’s financial statements.

Capital disclosures

In February 2007, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital. The Company prospectively adopted the CICA recommendations effective March 1, 2008. See Note 14 for more detail.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

NEW ACCOUNTING POLICIES (cont’d…)

Financial instruments

In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation”. These sections replaced the previous Section 3861, “Financial Instruments Disclosure and Presentation”. Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instruments, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The Company prospectively adopted these sections effective March 1, 2008. See Note 11 for more detail.

RECENT ACCOUNTING PRONOUNCEMENTS

Goodwill and intangible assets

In February 2008, the CICA issued Handbook Section 3064 “Goodwill and intangible assets”, replacing Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new section is effective for years beginning on or after October 1, 2008. The Company does not believe the adoption of this new section will have a significant effect on its financial statements.

Business combinations

In January 2009, the CICA issued the new Handbook Section 1582 “Business Combinations”, effective for fiscal years beginning on or after January 1, 2011. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. This standard is not expected to have any effect on the Company’s financial statements unless and until one or more business combination transactions occur.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB") announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing March 1, 2011, and will present its first IFRS-based financial statements for its fiscal quarter ending May 31, 2011. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform with IFRS of the Company’s balance sheet at February 28, 2010. While the Company has begun assessing the adoption of IFRS in 2011, the complete financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined that it expects to be able to carry forward its accounting policies in respect of mineral properties, which are among its most significant accounting policies, unchanged under IFRS.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

3.

INVESTMENTS

At February 28, 2009 investments consisted of 1,197,906 shares of Lund Gold Ltd. (“Lund”) acquired in 2007 at a fair value of $371,352 which has been written down by $83,855 during the year ended February 29, 2008 and by a further $215,623 during the year ended February 28, 2009 to reflect fair values at those dates. These fair value adjustments have been charged to comprehensive income (loss). The Lund shares trade on the TSX Venture Exchange and fair values are readily determinable from this active public market. Lund is related to the Company, having a number of directors in common.

During the year ended February 28, 2009, the Company delivered 750,000 shares of Surge Global Energy Inc. (“Surge”) with a fair value of $81,650 as partial consideration for the acquisition from Surge of a 17.52% interest in the Santa Rosa oil and gas project as described in Note 5(c). The shares had a fair value of $75,165 at February 29, 2008 and the increase in fair value to the date of disposition was credited against other comprehensive loss. During fiscal 2008, 144,500 shares were sold (2007 – 105,500 shares) resulting in a net realized loss of $12,679 (2007 – net gain of $83,281). The reduction in fair value of $447,458 during the period ended February 29, 2008 was charged to the statement of comprehensive loss.  The difference between cost and market value of $677,888 as at February 28, 2007 was charged to the statement of operations. The Surge shares trade on the NASD Over the Counter Bulletin Board and fair values are readily determinable from this active public market.

4.

EQUIPMENT AND FIXTURES

	2009			2008

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Leasehold improvements	$197,521	$29,322	$168,199	$11,632	$-	$11,632
Office furniture	51,056	7,623	43,433	27,410	5,929	21,481
Computer equipment	2,289	458	1,831	20,570	16,538	4,032

	$250,866	$37,403	$213,463	$59,612	$22,467	$37,145

Certain equipment and fixtures with a cost of $26,871 and accumulated amortization of $22,467 as at February 29, 2008 were fully amortized during fiscal 2009 and removed from the balances presented for February 28, 2009.

Amortization of leasehold improvements and certain newly acquired office furniture and computer equipment commenced June 2008 with the beginning of a renewal term of a lease held by a company related by having a number of directors in common. Subsequent to February 28, 2009 the Company became a party to the lease, as described in Note 15.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

5.

RESOURCE PROPERTIES

	2009	2008
Sabodala mineral project, Sénégal	$36,759,620	$19,924,177
Santa Rosa oil and gas project, Argentina	3,532,644	1,322,329
	$40,292,264	$21,246,506

	Sabodala,	Santa Rosa,	Carneirinho,	Total
	Sénégal	Argentina	Brazil

Balance, February 28, 2007	$9,511,957	$1,065,300	$252,461	$10,829,718

Acquisition costs	-	-	118,891	118,891
Proceeds of disposition (Note 5(b))	-	-	(371,352)	(371,352)
Camp operation	1,019,666	-	-	1,019,666
Contractors and geological staff	1,089,405	127,753	-	1,217,158
Corporate services fee	1,224,622	-	-	1,224,622
Drilling	4,649,594	-	-	4,649,594
Exploration office	63,062	48,025	-	111,087
Insurance	11,409	-	-	11,409
Land and legal	183,655	90,996	-	274,651
Presumptive minimum tax	-	16,912	-	16,912
Sample analysis	1,291,653	-	-	1,291,653
Social programs	65,860	-	-	65,860
Travel and accommodation	393,532	107,756	-	501,288
Wages and benefits	419,762	-	-	419,762
Cost reclassifications	-	(134,413)	-	(134,413)

	10,412,220	257,029	(252,461)	10,416,788

Balance, February 29, 2008	19,924,177	1,322,329	-	21,246,506

Acquisition costs	-	707,636	-	707,636
Camp operation	1,692,971	-	-	1,692,971
Contractors and geological staff	1,375,398	499,254	-	1,874,652
Corporate services fee	1,656,035	-	-	1,656,035
Drilling	7,189,120	-	-	7,189,120
Engineering	1,038,643	-	-	1,038,643
Exploration office	212,772	91,832	-	304,604
Insurance	40,886	10,991	-	51,877
Land and legal	43,243	241,038	-	284,281
Presumptive minimum tax	-	37,698	-	37,698
Sample analysis	2,111,989	-	-	2,111,989
Social programs	274,156	-	-	274,156
Tenure payments and mineral bonds	-	395,397	-	395,397
Travel and accommodation	422,760	138,507	-	561,267
Value added taxes	-	87,962	-	87,962
Wages and benefits	777,470	-	-	777,470

	16,835,443	2,210,315	-	19,045,758

Balance, February 28, 2009	$36,759,620	$3,532,644	$-	$40,292,264

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

5.

RESOURCE PROPERTIES (cont’d…)

The Company holds its exploration rights to the Sabodala and Santa Rosa projects by way of rights granted by the sovereign governments of the jurisdictions in which they are located.  The Company has investigated the status of its rights in and to each of its resource properties and, to the best of its knowledge, these rights are in good standing.

The Company’s oil and gas assets, namely the Santa Rosa property, are unproved and as such there is no basis on which to recognize depletion.

a)

Sabodala, Sénégal

In October 2004 the Company was awarded an exploration concession in Sénégal known as the Sabodala Project and the Company’s rights were formalized in a Mining Convention with the government of Sénégal dated February 17, 2005 and updated thereafter. The Mining Convention grants the Company the sole right to acquire a 100% interest in this project, subject to a 10% free carried interest, after repayment of capital, held in favour of the government of Sénégal. The Sabodala Project is held by Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company based in Saudi Arabia. The Company provides exploration and management services to OJVG for which it may recover a portion of its administration costs.  In order to acquire its interest in the Sabodala Property, OJVG was obliged to spend at least US$8 million on exploration of the Sabodala Property by April 17, 2007, a condition which was met in October 2006. In March 2007 the Government of Sénégal granted a 20 month extension, to December 2008, to the current Mining Convention conditional on the joint venture spending an additional US$12,000,000 during the extension period. This expenditure has been met. In December 2008 the Government of Sénégal granted a further 12 month extension, to December 22, 2009, to the current Mining Convention conditional on the joint venture spending an additional US$12,000,000 during the extension period.

OJVG was incorporated in August 2006 in anticipation of the completion of the US$8 million expenditure obligation, and in December 2006, SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the Sabodala Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. During the year ended February 28, 2006, the Company incurred exploration and general and administrative costs as project manager and recovered $3,329,267 (US$2.8 million) from Bendon. Following the completion of the US$8 million obligation in October 2006, SHL and Bendon were required to fund and have been funding further exploration and related costs of the Sabodala Project equally; Badr has a free carried interest through the commencement of production.  The Company billed OJVG $667,112 as project administration fees during the year ended February 28, 2009. This amount plus $1,120,046 advanced to OJVG during the year ended February 28, 2009 comprise the amount shown as advances to joint venture on the balance sheet.

Pursuant to a corporate advisory agreement entered into October 25, 2007 with Bendon, the Company paid Bendon $1,224,622 (US$1,250,000) during the year ended February 29, 2008 and $1,656,035 (US$1,500,000) during the year ended February 28, 2009. Effective March 11, 2009 the Company agreed to a renewal of the corporate advisory agreement, and committed to make payments totaling US$1,250,000 between March and December 2009. This agreement has not been fully executed as of the audit report date and no payments are required until it is fully executed.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

5.

RESOURCE PROPERTIES (cont’d…)

a)

Sabodala, Sénégal (cont’d…)

The Company’s proportionate interest in OJVG is summarized as follows:

	2009	2008	2007
ASSETS
Current
Cash	$204,289	$997,924
Receivables	77,727	55,182
	282,016	1,053,106
Resource properties	34,546,075	18,667,487
Contractor deposit	222,372	171,465
	$35,050,463	$19,892,058
LIABILITIES
Current liabilities	$1,974,501	$1,106,104
SHAREHOLDERS’ EQUITY
Equity	32,863,420	18,760,686
Retained earnings	212,542	25,268
	33,075,962	18,785,954
	$35,050,463	$19,892,058
Cash flows provided by (used in):
Operating activities	$136,367	$25,268	$-
Financing activities	14,102,734	10,305,734	2,169,026
Investing activities	(15,032,736)	(9,333,078)	(2,169,026)

The Company’s share of OJVG’s income for the years ended February 28, 2009, February 29, 2008 and February 28, 2007 was $187,274 , $25,268 and $Nil respectively.

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

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

5.

RESOURCE PROPERTIES (cont’d…)

c)

Santa Rosa, Argentina

On September 29, 2000, the Company, through its subsidiary Exploraciones Oromin, S.A. (“EOSA”), submitted a bid to the Secretariat of Energy of the Republic of Argentina (the “Secretariat”) to acquire certain oil and gas rights in the Cuyana Basin of central Argentina.  In March 2001, the Secretariat approved the Company’s bid to acquire a 100% interest in those certain oil and gas exploration rights, which are located in the Province of Mendoza (the “Santa Rosa Property”). In January 2007 the federal government of the Republic of Argentina agreed to the assumption by the Province of Mendoza of jurisdiction over hydrocarbon resources in the province.

On May 2, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which formally granted to EOSA the exploration and exploitation rights over the oil and gas concession comprising the Santa Rosa Property. Pursuant to the decree the Company is committed to incur exploration expenditures of US$600,000 by May 1, 2011.

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

Agreements with Surge Global Energy, Inc.

By a series of agreements over the period June 2002 through February 2005 the Company, through its subsidiaries, conveyed an effective 17.52% interest in the Santa Rosa Property to Surge, a corporation whose shares trade on the OTC Bulletin Board market in the United States, in consideration of the payment by Surge during the 2005 fiscal year of US$600,000 in cash and the issue to a subsidiary of the Company of 1,000,000 shares of Surge. The cash payment was translated as $832,680 and the Surge shares ascribed a fair value of $1,377,940 at the time received, and a subsidiary of the Company which indirectly holds the Santa Rosa Project issued common shares to Surge to establish Surge’s agreed 17.52% interest. During the 2007 and 2008 fiscal years the Company sold a total of 250,000 of the Surge shares. A director of the Company served as a director of Surge from August 2002 until April 2007.

Effective March 25, 2008 the Company acquired back from Surge the 17.52% interest in consideration of the payment to Surge of US$600,000 and the delivery to Surge of 1,000,000 of Surge’s shares, of which 750,000 were the balance after the sales described above of the shares originally obtained, and 250,000 were acquired from a director and senior officer of the Company.

Participation interest of Otto Energy Ltd.

On November 15, 2005, the Company entered into a letter of intent (the “LOI”) with Otto Energy Ltd. (“Otto”), a corporation whose shares trade on the Australian Stock Exchange, whereby Otto could acquire up to a 41.24% interest in the Santa Rosa Property, in two stages, by spending up to US$2,297,381 on exploration and development of the project.  In December 2008 the LOI was replaced by a joint venture agreement, pursuant to which Otto elected to acquire a 32.48% interest in the project by paying US$1,400,000. This acquisition was completed in May 2009 and the US$1,400,000 payment was received.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

6.

PERFORMANCE BOND – RESTRICTED CASH

The Company has a bond lodged at a bank in Argentina with a value of US$19,300 (2008 – US$68,125) maturing on August 3, 2012. The bond bears interest at the six month LIBOR rate payable semi-annually. This bond was established in 2002 to secure the Santa Rosa property bid in Argentina (Note 5(c)) and is subject to annual releases of US$13,625 commencing in 2005. During the year ended February 29, 2008, the Company received its releases for 2005, 2006 and 2007, which previously had remained on deposit. The release of US$13,625 for 2008 was received in April 2009. In October 2008 agencies of the federal government of Argentina seized US$35,200 of the balance as part of a taxation dispute. The Company expects the dispute to be resolved in its favour and the amount of the seized funds is recorded as a current amount receivable.

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

a)

In December 2006, the Company closed a non-brokered private placement of 3,030,500 units and a brokered private placement of 6,061,000 units, all at a price of $1.65 per unit for proceeds of $13,609,604 (net of share issue costs of $1,391,371).  Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share at a price of $2.20 per share until December 7, 2008.  The warrants were subject to forced conversion provisions whereby if the closing trading price of the Company’s shares exceeded $3.40 for twenty consecutive trading days, the Company could provide notice of the warrants’ expiry within 21 days following such notice. The Company also issued 606,100 broker compensation warrants with a value of $377,142. Each broker warrant was exercisable for one common share at $1.65 per share until December 7, 2008. The assumptions used for the Black-Scholes valuation of the broker warrants were a risk-free interest rate 3.79%, an expected life of two years, a dividend rate of 0% and an annualized volatility of 64.69%.

b)

In November 2007, the Company closed a non-brokered private placement of 1,800,000 units and a brokered private placement of 5,400,000 units, all at a price of $2.50 per unit for proceeds of $16,569,024 (net of share issue costs of $1,430,976).  Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share at a price of $3.30 per share until November 15, 2009 in the case of 2,700,000 warrants and November 26, 2009 in the case of 900,000 warrants.  The warrants are subject to forced conversion provisions whereby if the closing trading price of the Company’s shares equals or exceeds $5.00 for twenty consecutive trading days, the Company may provide notice that the warrants will expire within 21 days following such notice. The Company also issued 540,000 broker compensation warrants with a value of $545,821. Each broker warrant can be exercised for one common share at $2.75 per share until November 15, 2009. The assumptions used for the Black-Scholes valuation of the broker warrants were a risk-free interest rate 4.08%, an expected life of two years, a dividend rate of 0% and an annualized volatility of 62.35%.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

7.

CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

	Number		Contributed
	of Shares	Amount	Surplus
Authorized
An unlimited number of common shares no par value

Issued
Balance as at February 28, 2006	40,494,088	$19,964,141	$2,500,570
For cash pursuant to private placement (a)	9,091,500	13,609,604	-
Broker compensation warrants	-	-	377,142
For cash on exercise of warrants	135,290	162,348	-
For cash on exercise of stock options	737,000	566,350	-
Transfer from contributed surplus on exercise of stock options	-	333,066	(333,066)
Stock-based compensation	-	-	652,789

Balance as at February 28, 2007	50,457,878	34,635,509	3,197,435
For cash pursuant to private placement (b)	7,200,000	16,569,024	-
Broker compensation warrants	-	(545,821)	545,821
For cash on exercise of warrants	7,088,705	6,559,166	-
For cash on exercise of stock options	226,000	66,300	-
Transfer from contributed surplus on exercise of stock options	-	40,855	(40,855)
Transfer from contributed surplus on exercise of compensation warrants	-	183,978	(183,978)
Stock-based compensation	-	-	627,334

Balance as at February 29, 2008	64,972,583	57,509,011	4,145,757
For cash on exercise of stock options	1,025,000	554,500	-
For cash on exercise of warrants	70,023	138,598	-
Transfer from contributed surplus on exercise of stock options	-	309,088	(309,088)
Transfer from contributed surplus on exercise of compensation warrants	-	17,002	(17,002)
Stock-based compensation	-	-	4,655,439

Balance as at February 28, 2009	66,067,606	$58,528,199	$8,475,106

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

8.

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

Stock option transactions are summarized as follows:

	2009		2008		2007

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Outstanding, beginning of year	3,958,000	$1.50	3,624,000	$1.23	3,821,000	$1.03
Granted	2,645,000	3.23	560,000	2.80	540,000	2.00
Exercised	(1,025,000)	0.54	(226,000)	0.29	(737,000)	0.77

Outstanding, end of year	5,578,000	$2.50	3,958,000	$1.50	3,624,000	$1.23
Exercisable, end of
year	5,578,000	$2.50	3,751,750	$1.43	3,624,000	$1.23

During fiscal 2009, the Company granted options to acquire 2,645,000 (2008 – 560,000; 2007 – 540,000) common shares with a weighted average fair value of $1.65 (2008 – $1.66; 2007 – $1.21) per option, of which 2,645,000 (2008 – 353,750; 2007 – 540,000) vested during the year resulting in stock-based compensation being recognized of $4,365,242 (2008 – $627,334; 2007 – $652,789). An additional $290,197 in stock-based compensation was recognized in respect of the vesting of options granted in prior years.

The following assumptions were used for the Black-Scholes valuation of options granted during the years:

	2009	2008	2007

Risk-free interest rate	2.8 – 3.0%	4.2 – 4.6%	4.0 – 4.4%
Expected life	2 to 5 years	2 to 5 years	2 to 5 years
Annualized volatility	54 – 78%	62 – 82%	62 – 79%
Dividend rate	0%	0%	0%

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

8.

STOCK OPTIONS (cont’d….)

As at February 28, 2009, the following stock options were outstanding and exercisable:

Exercise	Number of shares		Number of shares
price	outstanding	Expiry date	exercisable

$2.60	100,000	July 1, 2009	100,000
0.40	75,000	June 1, 2010	75,000
0.35	87,000	July 12, 2010	87,000
0.70	300,000	September 15, 2010	300,000
2.79	75,000	October 1, 2010	75,000
0.80	100,000	November 22, 2010	100,000
1.90	1,621,000	February 15, 2011	1,621,000
2.02	20,000	April 21, 2011	20,000
2.13	100,000	May 4, 2011	100,000
2.04	70,000	January 9, 2012	70,000
2.80	200,000	April 20, 2012	200,000
2.91	85,000	May 8, 2012	85,000
2.91	100,000	May 9, 2012	100,000
3.40	75,000	March 1, 2013	75,000
3.25	2,320,000	March 26, 2013	2,320,000
3.00	250,000	May 14, 2013	250,000

	5,578,000		5,578,000

9.

WARRANTS

Share purchase warrant transactions are summarized as follows:

	2009		2008		2007

		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price	of Shares	Price

Balance, beginning of year	8,724,582	$2.67	11,673,287	$1.41	6,656,727	$1.00
Issued	-	-	4,140,000	3.23	5,151,850	2.14
Exercised	(70,023)	1.99	(7,088,705)	0.93	(135,290)	1.20
Expired	(4,514,559)	2.17	-	-	-	-

Balance, end of year	4,140,000	$3.23	8,724,582	$2.67	11,673,287	$1.41

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

9.

WARRANTS (cont’d…)

As at February 28, 2009, the following share purchase warrants were outstanding and exercisable:

Number	Exercise
of Shares	Price	Expiry Date

2,700,000	$3.30	November 15, 2009*
540,000	2.75	November 15, 2009
900,000	3.30	November 26, 2009*

4,140,000

* These warrants are subject to forced conversion provisions as outlined in Note 7(b).

10.

RELATED PARTY TRANSACTIONS

The Company incurred costs with directors and companies related by directors in common as follows:

	2009	2008	2007

Rent	$88,783	$52,920	$50,920
Professional and consulting fees	357,734	334,024	350,965
Salaries and benefits	258,400	229,153	182,750

Professional and consulting fees and salaries and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Included in accounts payable and accrued liabilities at February 28, 2009 is $114,938 (February 29, 2008 - $37,098) due to directors and companies with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

11.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, receivables, investments, contractor deposit, restricted cash, and accounts payable and accrued liabilities. The balance of restricted cash is not material. The carrying values of cash, receivables, contractor deposit, and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity. Investments are recorded at fair value based on quoted market prices at the balance sheet date.

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign currency risk, liquidity risk, and equity market risk. The Company’s objective with respect to financial instrument risk management is to minimize potential adverse effects on the Company’s financial position and performance. Management is responsible to the Board of Directors for establishing controls and procedures with the objectives that financial instrument risks are mitigated to acceptable levels.

Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash and receivables, the contractor deposit, and a portion of its accounts payable and accrued liabilities in United States dollars (USD), Argentinean pesos, Euros or CFA francs – a currency which has a fixed exchange rate with the Euro. At February 28, 2009 the Company’s exposure to exchange rate changes for the peso, Euro or CFA franc was not material; however, its exposure to exchange rate changes for the USD was $29,090 for each one per cent change, and, accordingly, a ten per cent increase or decrease in the exchange rate of the CAD versus the USD would result in an increase or decrease in foreign exchange gain of $290,900. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At February 28, 2009 the Company held cash resources of $6,550,450 and had accounts payable and accrued liabilities of $2,332,359 and is able to meet its obligations as they became due. The Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations as they become due, the Company will depend on management’s ability to raise the funds required through future equity financings. If such funds cannot be raised, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

Equity market risk

The Company is exposed to equity price risk arising from its investments, which are marketable securities classified as available-for-sale. The Company’s maximum exposure to equity price risk is the carrying value of its investments.

Interest rate risk

The Company’s exposure to interest rate risk is not material. The natures of its financial instruments do not lead to any material risk that their fair values or future cash flows will fluctuate because of changes in market interest rates.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

11.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont’d…)

Credit risk

Credit risk is the risk of financial loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations. The Company has no material counter-parties to its financial instruments with the exception of the financial institutions which hold its cash deposits. The Company manages this credit risk by investing its cash in interest-bearing accounts at a major Canadian chartered bank, or, to a lesser extent, at major banks in Sénégal and in Argentina. The Company’s material receivables consist primarily of sales tax receivables due from the federal government of Canada. Because of these circumstances, the Company does not believe it has a material exposure to credit risk.

12.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2009	2008	2007

Loss for the year	$(4,574,185)	$(1,377,648)	$(1,801,883)

Expected income tax recovery	$1,387,544	$464,067	$644,840
Stock-based compensation and other permanent differences	(1,490,272)	(221,935)	(547,324)
Effect of reduction in future income tax rates	(96,574)	(521,425)	-
Change in valuation allowance	199,302	279,293	(97,516)

	$-	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2009	2008

Future income tax assets
Resource properties and equipment	$2,044,763	$2,353,185
Non-capital loss carry-forwards	742,031	906,545
Share issue costs	323,764	471,754
Other	79,496	43,775

	3,190,054	3,775,259

Less: valuation allowance	(3,190,054)	(3,775,259)

	$-	$-

The Company has non-capital losses of approximately $2,900,000 (2008 – $3,400,000) available for deduction against future years’ taxable income in Canada.  These losses, if unutilized, will expire up to 2029.  The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and other future tax assets have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

13.

SEGMENT INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s equipment and resource properties are located in the following geographic areas:

	2009	2008

Sénégal	$36,759,620	$19,924,177
Argentina	3,532,644	1,322,329
Canada	213,463	37,145

	$40,505,727	$21,283,651

14.

CAPITAL MANAGEMENT

The capital of the Company consists of the items included in shareholders’ equity. The Company manages its capital structure and makes adjustments to it based on the funds required by and available to the Company. The Company’s objective for capital management is to plan for the capital required to support the Company’s ongoing acquisition and exploration of its mineral properties and to provide sufficient funds for its corporate activities.

The Company’s mineral properties are in the exploration stage. As an exploration stage company, the Company is currently unable to self-finance its operations. The Company has historically relied on equity financings to finance operations. In order to carry out the Company’s planned exploration programs and to pay for administrative costs, the Company will spend its existing working capital and raise additional funds as required. The Company uses a planning and budgeting process to manage its capital requirements.

15.

COMMITMENT

Effective April 1, 2009 the Company became a joint party to a lease on its office premises in Vancouver, Canada which terminates May 31, 2013. Jointly with a company related by having a number of common directors, the Company is committed to annual lease payments as follow, for the fiscal years ended February 28 or 29:

2010	$206,597	For the ten months April 1, 2009 to February 28, 2010
2011	230,882	For the 12 month fiscal year
2012	237,815	For the 12 month fiscal year
2013	240,161	For the 12 month fiscal year
2014	60,541	For the three months March 1, 2013 to termination

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

February 28, 2009

16.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2009	2008	2007

Non-cash operating activities
Accounts payable incurred for resource property expenditures	$2,110,789	$1,516,482	$1,168,252
Performance bond included in receivables	(62,042)	-	-

	$2,048,747	$1,516,482	$1,168,252

Non-cash financing activities
Exercise of stock options	$(309,088)	$(40,855)	$(333,066)
Contributed surplus allocated to capital stock on exercise of stock options	309,088	40,855	333,066
Broker compensation warrants	-	545,821	377,142
Contributed surplus arising from broker compensation warrants	-	(545,821)	(377,142)
Exercise of broker compensation warrants	(17,002)	(183,978)	-
Contributed surplus allocated to capital stock on exercise of broker compensation warrants	17,002	183,978	-
Performance bond	62,042	-	-

	$62,042	$-	$-

Non-cash investing activities
Resource property expenditures incurred through accounts payable	$(2,110,789)	$(1,516,482)	$(1,168,252)
Resource property expenditures incurred through advances to joint venture	(667,112)	-	-
Advances to joint venture for resource property expenditures	667,112	-	-
Investments received (delivered) on disposition (acquisition) of mineral property	(81,650)	371,352	-
Proceeds from acquisition (disposition) of mineral property for investments	81,650	(371,352)	-

	$(2,110,789)	$(1,516,482)	$(1,168,252)

Interest paid during the year	$-	$-	$-
Income taxes paid during the year	-	-	-

OROMIN EXPLORATIONS LTD.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FEBRUARY 28, 2009

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

Balance sheets

	2009			2008

	Balance,		Balance,	Balance,		Balance,
	Canadian		U.S.	Canadian		U.S.
	GAAP	Adjustment	GAAP	GAAP	Adjustment	GAAP

Current assets	$6,828,825	$-	$6,828,825	$26,683,481	$-	$26,683,481
Resource properties (a)	40,292,264	(36,759,620)	3,532,644	21,246,506	(19,924,177)	1,322,329
Advances to joint venture	1,787,158	-	1,787,158	-	-	-
Contactor deposit	222,372	-	222,372	171,465	-	171,465
Equipment and fixtures	213,463	-	213,463	37,145	-	37,145
Performance bond	24,525	-	24,525	66,749	-	66,749

	$49,368,607	$(36,759,620)	$12,608,987	$48,205,346	$(19,924,177	$28,281,169

Current liabilities	$2,332,359	$-	$2,332,359	$2,175,285	$-	$2,175,285
Shareholders’ equity (a)	47,036,248	(36,759,620)	10,276,628	46,030,061	(19,924,177)	26,105,884

	$49,368,607	$(36,759,620)	$12,608,987	$48,205,346	$(19,924,177	$28,281,169

Loss for the year

	2009	2008	2007

Loss for the year - Canadian GAAP	$(4,574,185)	$(1,377,648)	$(1,801,883)
Exploration expenditures expensed under U.S. GAAP (a)	(16,835,443)	(10,257,701)	(7,857,268)

Loss for the year - U.S. GAAP	(21,409,628)	(11,635,349)	(9,659,151)
Holding losses on investments (c)	(209,138)	(531,311)	(1,669,333)
Reversal of unrealized loss	440,973	-	-

Comprehensive loss - U.S. GAAP	$(21,177,793)	$(12,166,660)	$(11,328,484)
Basic and diluted loss per share - U.S. GAAP	$(0.33)	$(0.21)	$(0.23)

OROMIN EXPLORATIONS LTD.

 (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FEBRUARY 28, 2009

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d ...)

Cash flows

	2009	2008	2007

Cash flows from operating activities
Per Canadian GAAP	$1,281,133	$427,406	$(544,736)
Expenditures on resource properties	(18,016,212)	(10,977,283)	(6,647,507)

Per U.S. GAAP	$(16,735,079)	$(10,549,877)	$(7,192,423)

Cash flows from investing activities
Per Canadian GAAP	$(21,563,698)	$(11,340,576)	$(7,075,274)
Expenditures on resource properties	18,016,212	10,977,283	6,647,507

Per U.S. GAAP	$(3,547,486)	$(363,293)	$(427,767)

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

FEBRUARY 28, 2009

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

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method as disclosed in Note 2. Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on the accounting for stock-based compensation for the years ended February 28, 2009, February 29, 2008 and February 28, 2007.

c)

Investments

Under Canadian GAAP for the 2007 fiscal year, investments held by the Company were recorded at the lower of cost and market value.  Under U.S. GAAP, investments held by the Company would be classified as “available for sale” equity securities and recorded at market value. Any unrealized holding gains or losses would be reported as a separate component of shareholders’ equity until realized. This accumulated difference between cost and market value is also recorded as part of comprehensive income.

Effective March 1, 2007, the Company adopted Section 3855 under Canadian GAAP and classified investments held by the Company as “available for sale” equity securities recorded at fair value, with changes in fair value recorded in other comprehensive income. Accordingly, there is no difference between Canadian GAAP and U.S. GAAP on accounting for investments for the years ended February 28, 2009 and February 29, 2008.

d)

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

e)

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

FEBRUARY 28, 2009

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

f)

Adoption of new accounting policies

Effective March 1, 2008, the Company adopted the following accounting pronouncements:

In September 2006 the FASB issued SFAS No. 157, “Fair Value Measures” (“SFAS No. 157”).  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. The adoption of this standard has not had a material effect on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits entities to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings.  The Company did not elect to adopt the fair value option under this statement.

g)

Recent accounting pronouncements

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

In December 2007, FASB issued SFAS No. 141 “Business Combinations” (“SFAS No. 141”) (revised 2007) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects.  SFAS No. 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The effective date of SFAS No. 141 is December 15, 2008. The Company is currently evaluating the impact of SFAS No. 141 on its consolidated financial statements.

OROMIN EXPLORATIONS LTD.

 (An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

FEBRUARY 28, 2009

17.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (cont’d…)

g)

Recent accounting pronouncements (cont’d…)

The Company is currently reviewing the provisions of SFAS No. 161 and has not yet adopted the statement. However, as the provisions of SFAS No. 161 are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of SFAS No. 161 will have a material impact on its consolidated operating results, financial position, or cash flows.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, or SFAS 162. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement shall be effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meeting of Present Fairly in Conformity With Generally Accepted Accounting Principles”. We do not believe that implementation of this standard will have a material impact on our consolidated financial position, results of operations or cash flows.

18.

SUBSEQUENT EVENTS

In June 2009 the Company completed a private placement of 28,571,429 common shares at the price of $0.70 per share for gross proceeds of $20,000,000.  The agents were paid a cash commission of $1,260,000.

In July 2009 the Company granted options for the acquisition of up to a total of 3,870,000 common shares, exercisable for a five year term at the price of $1.12 per share.

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS SHAREHOLDER RIGHTS PLAN AGREEMENT made as of June 27, 2008.

BETWEEN:

OROMIN EXPLORATIONS LTD., a body corporate incorporated pursuant to the laws of British Columbia and having an office at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, V6C 4M3

(the “Company”)

OF THE FIRST PART

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a company existing under the laws of Canada.

(the “Rights Agent”)

OF THE SECOND PART

WHEREAS:

R.1

The Board of Directors of the Company have determined that it is in the best interests of the Company to adopt a shareholder rights plan to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company.

R.2

In order to implement the adoption of a shareholder rights plan as established by this Agreement, the Board of Directors of the Company has:

(a)

authorized the issuance, effective at 12:01 a.m. (Vancouver time) on the Effective Date, of one Right in respect of each Common Share outstanding at 12:01 a.m. (Vancouver time) on the Effective Date (the “Record Time”); and

(b)

authorized the issue of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and Expiration Time.

R.3

Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth in this Agreement.

R.4

The Company wishes to appoint the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent is willing to act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement.

R.5

The Board of Directors of the Company proposes that this Agreement be in place for a period of ten years.

NOW THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereto agree as follows:

1.

INTERPRETATION

1.1

Definitions: In this Agreement, the following words and terms will, unless the context otherwise requires, have the following meanings:

(a)

“Acquiring Person” means any Person who is or becomes the Beneficial Owner of 20% of more of the outstanding Voting Shares, provided that the term “Acquiring Person” will not include:

(i)

the Company or any Subsidiary of the Company;

(ii)

any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A)

a Voting Share Reduction;

(B)

Permitted Bid Acquisition;

(C)

an Exempt Acquisition; or

(D)

a Pro Rata Acquisition,

provided that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition or a Pro Rata Acquisition and thereafter such Person becomes the Beneficial Owner of any additional Voting Shares (other than pursuant to a Voting Share Reduction, Permitted Bid Acquisitions, an Exempt Acquisition or a Pro Rata Acquisition), then as of the date that such Person becomes the Beneficial Owner of such additional Voting Shares, such Person will become an “Acquiring Person”;

(iii)

for a period of ten days after the Disqualification Date (as defined below), any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(f)(viii) solely because such Person or the Beneficial Owner of such Voting Shares has participated in, proposes or intends to make or is participating in a Take-Over Bid or any plan or proposal relating thereto or resulting therefrom, either alone or by acting jointly or in concert with any other Person.  For the purposes of this definition, “Disqualification Date” means the first date of public announcement of an act indicating that any Person has participated in, has made, proposes or intends to make or is participating in a Take-Over Bid or any plans or proposals relating thereto or resulting therefrom, including, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario);

(iv)

an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares in connection with a bona fide distribution to the public of securities pursuant to an underwriting agreement with the Company; or

(v)

a Grandfathered Person, provided that this exception will not be, and will cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person, after the Record Time, become the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 2% of the number of Voting Shares outstanding from time to time, other than through a Voting Share Reduction, a Permitted Bid Acquisition, and Exempt Acquisition, a Pro Rata Acquisition or through the exercise of existing rights to acquire additional Voting Shares from the Company where such rights were owned by the Grandfathered Person at the Record Time.

(b)

“Affiliate” means, when used to indicate a relationship with a specified Person, a Person that, directly, or indirectly through one or more intermediaries or otherwise, controls, or is controlled by, or is under common control with, such specified Person.

(c)

“Agreement” means this shareholder rights plan agreement dated as of June 27, 2008 between the Company and the Rights Agent, as amended, modified or supplemented from time to time.

(d)

“annual cash dividend” means cash dividends paid at regular intervals in any financial year of the Company to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)

200% of the aggregate amount of cash dividends declared payable by the  Company on its Common Shares in its immediately preceding financial year;

(ii)

300% of the arithmetic average of the aggregate amount of cash dividends declared payable by the Company on its Common Shares in its three immediately preceding financial years; and

(iii)

100% of the aggregate consolidated income of the Company, before extraordinary items, for its immediately preceding financial year.

(e)

“Associate” means, when used to indicate a relationship with a specified Person:

(i)

a corporation of which that Person owns, at law or in equity, shares or securities currently convertible into shares carrying more than 10% of the Voting Rights exercisable with respect to the election of directors under all circumstances or by reason of the occurrence of an event that has occurred and is continuing, or a currently exercisable option or right to purchase such shares or such convertible securities and with whom that Person is acting jointly or in concert;

(ii)

a partner of that Person acting on behalf of the partnership of which they are partners;

(iii)

a trust or estate in which that Person has a beneficial interest and with whom that Person is acting jointly or in concert or in which that Person has a beneficial interest of 50% or more in respect of which that Person serves as a trustee or in a similar capacity provided, however, that a Person shall not be an associate of a trust by reason only of the fact that such Person serves as a trustee or any similar capacity in relation to such trust if such Person is duly licensed to carry on the business of a trust company under the laws of Canada or any province thereof or if the ordinary business of such Person includes the management of investment funds for unaffiliated investors and such Person acts as trustee or in a similar capacity in relation to such trust in he ordinary course of such business; and

(iv)

a spouse of the Person, any person of the same or opposite sex with whom that person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person.

(f)

“Beneficial Owner”: a Person shall be deemed the “Beneficial Owner”, and to have “Beneficial Ownership” of, and to “Beneficially Own, any securities:

(i)

any securities as to which such Person or any of such Person’s Affiliates is the direct or indirect owner at law or in equity and for the purposes of this Clause 1.1(f)(i), but without limiting the generality of the foregoing, a Person shall be deemed to be an owner at law or in equity of all securities:

(A)

owned by a partnership of which the Person is a partner;

(B)

owned by a trust in which the Person has a beneficial interest and which is acting jointly or in concert with that Person or in which the Person has a beneficial interest of 50% or more;

(C)

owned jointly or in common with others; and

(D)

of which the Person may be deemed to be the beneficial owner (whether or not of record) pursuant to the provisions of the Business Corporations Act, or the Securities Act (British Columbia) or pursuant to Rule 13d-3 or 13d-5 under the 1934 Exchange Act (or pursuant to any comparable or successor laws, regulations or rules enacted in relation to the provisions of the Business Corporations Act or the Securities Act (British Columbia) or pursuant to Rule 13d-3 or 13d-5 as in effect on the date of this Agreement);

(ii)

any securities as to which such Person or any of such Person’s Affiliates or Associates has, directly or indirectly:

(A)

the right to acquire (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (i) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide public offering of securities (ii) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act, except for the condition in Rule 13-3(d)(3)(ii), and (iii) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer’s business), or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; or

(B)

the right to vote such securities (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to a mutual agreement, arrangement, pledge (other than (i) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act, except for the condition in Rule 13d-3(d)(3)(iii), and (ii) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer’s business) or understanding (whether or not in writing) or otherwise;

(iii)

any securities which are Beneficially Owned within the meaning of Clauses 1.1(f)(i) or (ii) by any other Person with which such Person or any of such Person’s Affiliates or Associates has any agreement, arrangement or understanding, whether or not in writing (other than (i) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a bona fide offering of securities, (ii) pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act, except for the condition in Rule 13d-3(d)(3)(ii), and (iii) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer’s business) with respect to or for the purpose of acting jointly or in concert in acquiring, holding, voting or disposing of any Voting Shares of any class; and

(iv)

any securities which are directly or indirectly owned at law or in equity by an Associate of such Person;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

(v)

where such security has been deposited or tendered pursuant to any Take-Over Bid made by such Person, made by any of such Person’s Affiliates or Associates or made by any other Person referred to in Clause 1.1 (f)(iii), until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(vi)

where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting of such security pursuant of a revocable proxy given in response to a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(vii)

where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation or where such Person has an agreement, arrangement or understanding with respect to a shareholder proposal or proposals or a matter or matters to come before a meeting of shareholders, including the election of directors;

(viii)

where such Person, any of such Person’s Affiliates or Associates or any other Person referred to in Clause 1.1(f)(iii), holds or exercises voting or dispositive power over such security provided that:

(A)

the ordinary business of any such Person (the “Investment Manager”) includes the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such voting or dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”);

(B)

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under the laws of Canada or any  province thereof and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such voting or dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person or for such other accounts;

(C)

such Person is established by statute for purposes that include, and a substantial portion of the ordinary business or activity of such Person (the “Statutory Body”) is, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies; or

(D)

such Person (the “Administrator”) is the administrator or trustee of one or more pension funds or plans registered under the laws of Canada or any Province thereof or the laws of the United States of America or any State thereof;

provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body or the Administrator, as the case may be, is not then making or proposing to make a Take-Over Bid, other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Company or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market, alone or by acting jointly or in concert with any other Person; or

(ix)

where such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or by reason of such Person being an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security.

(g)

“Board of Directors” means the board of directors from time to time of the Company or any duly constituted and empowered committee thereof.

(h)

“Business Corporations Act” means the British Columbia Business Corporations Act and the regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(i)

“Business Day” means any other day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close.

(j)

“Canadian Dollar Equivalent” means, for any amount which is expressed in United States dollars on any date, the Canadian dollar equivalent of such amount is determined by reference to the U.S.-Canadian Exchange Rate on such date.

(k)

“Canadian-U.S. Exchange Rate” means, on any date, the inverse of the U.S.-Canadian Exchange Rate.

(l)

“close of business” means, on any given date, the time on such a date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares of the Company (or, after the Separation Time, the principal transfer office in Vancouver of the Rights Agent) closes to the public.

(m)

“Common Shares” means the common shares without par value in the capital of the Company as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time.

(n)

“Competing Permitted Bid” means a Take-Over Bid made while a Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the condition set forth in Section 1.1(kk)(ii) may provide that the Voting Shares that are the subject of the Take-Over Bid may be taken up or paid for on a date which is not earlier than the later of 21 days after the date of the Take-Over Bid or the earliest date on which Voting Shares may be taken up or paid for under any Permitted Bid that is in existence for Voting Shares.

(o)

“controlled”: a corporation shall be deemed to be “controlled” by another Person or two or more Persons if:

(i)

securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons; and

(ii)

the votes carried by such securities are entitled if exercised, to elect a majority of the Board of Directors of such corporation.

(p)

“Co-Rights Agents” means a Co-Rights Agent appointed pursuant to Subsection 4.1(a).

(q)

“Company” means Oromin Explorations Ltd.

(r)

“Disposition Date” has the meaning ascribed thereto in Subsection 5.1(h).

(s)

“Dividend Reinvestment Acquisition” shall mean an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan.

(t)

“Dividend Reinvestment Plan” means a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities where such plan permits the holder to direct that some or all of:

(i)

dividends paid in respect of Common Shares;

(ii)

proceeds of redemption of shares of the Company;

(iii)

interest paid on evidence of indebtedness of the Company; or

(iv)

optional cash payments;

be applied to the purchase from the Company of Common Shares.

(u)

“Effective Date” means June 27, 2008.

(v)

“Election to Exercise” means an election to exercise Rights substantially in the form attached to the Rights Certificate.

(w)

“Exchange Act of 1934" means the Securities Exchange Act of 1934 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may be from time to time amended, re-enacted or repealed.

(x)

“Exempt Acquisition” means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Sections 5.1(a) or (b).

(y)

“Exercise Price” means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right which, until adjusted in accordance with the terms hereof, will be $20.

(z)

“Expansion Factor” shall have the meaning ascribed thereto in Section 2.3(a)(1).

(aa)

“Expiration Time” means the close of business on that date which is the earlier of the date of termination of this Agreement pursuant to Section 5.16 or, if this Agreement is confirmed pursuant to Section 5.16, the close of business on the tenth anniversary of the Effective Date.

(bb)

“Flip-in Event” means a transaction or event in or pursuant to which a Person becomes an Acquiring Person.

(cc)

“Grandfathered Person” means a Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Company determined as at the Record Time.

(dd)

“holder” shall have the meaning ascribed thereto in Section 2.8.

(ee)

“Independent Shareholders” means holders of outstanding Voting Shares, other than:

(i)

any Acquiring Person;

(ii)

any Offeror;

(iii)

any Affiliate or Associate of any Acquiring Person or Offeror;

(iv)

any Person acting jointly or in concert with any Acquiring Person or Offeror, or with any Affiliate or Associate of any Acquiring Person or Offeror; and

(v)

any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Company unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-Over Bid.

(ff)

“Market Price” per share of any securities on any date means the average daily Closing Price per Share of such securities on each of the 20 consecutive Trading Days through and including the Trading Days immediately preceding such date provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Day not to be fully comparable with the closing price on such date (or, if such date is not a Trading Day, on the immediately preceding Trading Day), each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date or, if such a date is not a Trading Day, on the immediately preceding Trading Day.  The closing price per share (“Closing Price per Share”) of any securities on any date shall be:

(i)

the closing board lot sale price or, in case no sale takes place on such date, the average of the closing bid and asked prices per security, as reported by the principal Canadian stock exchange (as determined by the Board of Directors) on which such securities are listed and posted for trading;

(ii)

if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price or, in case no sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal United States securities exchange (as determined by the Board of Directors) on which such securities are listed or remitted to trading;

(iii)

if for any reason none of such prices is available on such date or the securities are not listed or remitted to trading on a Canadian stock exchange or a United States securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low ask prices for each of such securities in the over the counter market, as quoted by any reporting system then in use (as determined by the Board of Directors); or

(iv)

if for any reason none of such prices is available on such date or the securities are not listed or remitted to trading on a Canadian stock exchange or a United States securities exchange or quoted by any such reporting system, the average of the closing bid and ask prices as furnished by a professional marketmaker making a market in the securities selected by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the Closing Price per Share of such securities on such a date means the fair value per share of such securities on such date as determined by the Board of Directors, after consultation with a nationally recognized investment dealer or investment banker with respect to the fair value per share of such securities.  The market price shall be in Canadian dollars and, if initially determined in respect of any date following part of the 20 consecutive trading day period in question in United States dollars, such amount shall be translated into Canadian dollars at such date at the Canadian dollar equivalent thereof.

Notwithstanding the foregoing, where the Board of Directors is satisfied that the Market Price of securities, as determined herein was affected by an anticipated or actual Take-Over Bid or by improper manipulation, the Board of Directors may, acting in good faith, determine the Market Price of securities, such determination to be based on a finding as to the price at which a holder of securities of that class could reasonably have expected to dispose of his securities immediately prior to the relevant date excluding any change in price reasonably attributable to the anticipated or actual Take-Over Bid or to the improper manipulation.

(gg)

“Nominee” has the meaning ascribed thereto in Subsection 2.2(c).

(hh)

“Offer to Acquire” includes:

(i)

an offer to purchase or a solicitation of an offer to sell Voting Shares; and

(ii)

an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(ii)

“Offeror” means a Person who has announced an intention to make, or who has made, a Take-Over Bid.

(jj)

“Offeror’s Securities” means the aggregate of all Voting Shares Beneficially Owned by the Offeror on the date of an Offer to Acquire.

(kk)

“Permitted Bid” means a Take-Over Bid made by an Offeror by way of a take-over bid circular which also complies with the following additional provisions:

(i)

the Take-Over Bid is made for all outstanding Voting Shares and to all holders of Voting Shares as registered on the books of the Company, other than the Offeror.  The Take-Over Bid shall expressly state that Common Shares issued on the exercise of share purchase warrants, options and other securities convertible into Common Shares shall, subject to compliance with the procedures applicable generally to the tendering of Voting Shares of the Take-Over Bid, be eligible to be tendered under the Take-Over bid;

(ii)

the Take-Over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-Over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-Over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn;

(iii)

the Take-Over Bid contains an irrevocable and unqualified provision that Voting Shares may be deposited pursuant to such Take-Over Bid at any time during the period of time described in Section 1.1(ak)(ii) and that any Voting Shares deposited pursuant to the Take-Over Bid may be withdrawn until taken up and paid for; and

(iv)

the Take-Over Bid contains an irrevocable and unqualified provision that in the event that the deposit condition set forth in Section 1.1(ak)(ii) is satisfied the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such a public announcement.

(ll)

“Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(mm)

“Person” includes an individual, body corporate, partnership, syndicate or other form of unincorporated association, a government and its agencies or instrumentalities, any entity or group (as such term is used in Rule 13d-5 under the Exchange Act of 1934 as in effect on the day hereof) whether or not having legal personality and any of the foregoing acting in any derivative, representative or fiduciary capacity.

(nn)

“Pro-Rata Acquisition” means an acquisition by a Person of Voting Shares pursuant to:

(i)

a Dividend Reinvestment Acquisition;

(ii)

a stock dividend, stock split or other event in respect of securities of the Company pursuant to which such Person becomes a beneficial owner of Voting Shares on the same pro-rata basis as all other holders of securities;

(iii)

the exercise by the Person of only those rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Company pursuant to a bona fide rights offering or pursuant to a prospectus; or

(iv)

a distribution to the public of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), made pursuant to a prospectus or by way of a private placement, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person’s percentage of Voting Shares beneficially owned immediately prior to such acquisition.

(oo)

“Record Time” means 12:01 a.m. (Vancouver time) on June 27, 2008.

(pp)

“Redemption Price” has the meaning ascribed thereto in Section 5.1(b).

(qq)

“Right” means a right to purchase Common Shares on and subject to the terms and conditions of this Agreement.

(rr)

“Rights Agent” means Computershare Investor Services Inc. and any successor rights agent hereunder.

(ss)

“Rights Certificate” means a certificate representing rights in substantially the form of Schedule A attached hereto.

(tt)

“Rights Register” shall have the meaning ascribed in Section 2.6(a).

(uu)

“Securities Act of 1933” means the Securities Act of 1933 (United States of America), as amended, and the rules and regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(vv)

“Securities Act (Ontario)” means the Securities Act, R.S.O. 1990, c.s. 5, as amended, and the regulations thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(ww)

“Separation Time” means the close of business on the tenth Business Day after the earlier of:

(i)

the Share Acquisition date; and

(ii)

the date of commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-Over Bid (other than a Permitted Bid or a Competing Permitted Bid), or such earlier or later time as may be determined by the Board of Directors, provided that, if any Take-Over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-Over Bid shall be deemed, for the purposes of this definition, never to have been made.

(xx)

“Share Acquisition Date” means the first date of a public announcement or disclosure (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Section 101 of the Securities Act (Ontario)) by the Company or an Acquiring Person that a Person has become an Acquiring Person.

(yy)

“Subsidiary”: a corporation shall be deemed to be a subsidiary of another corporation if:

(i)

it is controlled by:

(A)

that other; or

(B)

that other and one or more corporations, each of which is controlled by that other; or

(C)

two or more corporations, each of which is controlled by the other; or

(ii)

it is a Subsidiary of a corporation that is the other’s Subsidiary.

(zz)

“Take-Over Bid” means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares if, assuming that the Voting Shares or convertible securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, such Voting Shares (including Voting Shares that may be acquired upon conversion of securities, convertible into Voting Shares) together with the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

(aaa)

“Trading Day” means, when used with respect to any securities, a day on which the principal Canadian stock exchange on which such securities are listed or posted for trading is open for the transaction of business or, if the securities are not listed or posted for trading on any Canadian stock exchange, a Business Day.

(bbb)

“U.S.-Canadian Exchange Rate” means, on any date:

(i)

if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars calculated in the manner  determined by the Board of Directors from time to time.

(ccc)

“U.S. Dollar Equivalent” means, for any amount which is expressed in Canadian dollars on any date, the United States dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(ddd)

“Voting Shares” means the Common Shares and any other shares of the Company entitled to vote generally and at all times for the election of directors of the Company.

(eee)

“Voting Share Reduction” means an acquisition or redemption by the Company of outstanding Voting Shares which, by reducing the number of Voting Shares outstanding increases the percentage of Voting Shares Beneficially Owned by a Person to 20% or more of the Voting Shares then outstanding.

1.2

Currency: All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3

Headings and References: The headings of the articles, sections and subsections of this Agreement and the table of contents are inserted for the convenience of reference only and shall not effect the construction or interpretation of this Agreement.  All references to articles, sections, subsections and paragraphs are to articles, sections, subsections and paragraphs of this Agreement.  The words “hereto”, “herein”, “hereof”, “hereunder”, “this Agreement”, “the Rights Agreement” and similar expressions refer to this Agreement including the schedule attached hereto as a whole, as the same may be amended, modified or supplemented at any time or from time to time.

1.4

Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares: For purposes of this Agreement, the percentage of Voting Shares of any class Beneficial Owned by any Person, will be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where

A = the number of votes for the election of all directors generally attaching to the Voting Shares of the particular class Beneficially Owned by such Person; and

B =the number of votes for the election of all directors generally attaching to all outstanding Voting Shares of the particular class.

Where any Person is deemed to Beneficially Own unissued Voting Shares such Voting Share will be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares of the particular class Beneficially Owned by such Person.

1.5

Acting Jointly or in Concert: For purposes of this Agreement, whether Persons are acting jointly or in concert is a question of fact in each circumstance, however, a Person shall be deemed to be acting jointly or in concert with another Person if such Person would be deemed to be acting jointly or in concert with such other Person for purposes of section 91(1) of the Securities Act (Ontario) (other than by virtue of the inclusion of the word “associate” in Section 91(1) of the Securities Act (Ontario) as it exists on the date hereof).  Notwithstanding the foregoing and for greater certainty, the phrase “acting jointly or in concert”, wherever used in this Agreement, shall not include conduct:

(a)

unrelated to the Company; or

(b)

pertaining to:

(i)

voting or directing the vote of securities of the Company pursuant to a revocable proxy given in response to a public proxy solicitation;

(ii)

voting or directing the vote of securities of the Company in connection with or in order to participate in a public proxy solicitation made or to be made;

(iii)

having an agreement, arrangement or understanding with respect to a particular shareholder proposal or a particular matter to come before a meeting of shareholders, including the election of directors.

1.6

Generally Accepted Accounting Principles: Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as of the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles.  Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

2.

THE RIGHTS

2.1

Legend on Common Share Certificates: Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, will evidence one Right for each Common Share represented thereby and shall have impressed, printed or written thereon or otherwise affixed thereto the following legend:

“Until the Separation Time (as such term is defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain rights as set forth in the shareholder rights agreement (the “Shareholder Rights Agreement”) dated as of June 27, 2008 between Oromin Explorations Ltd. (the “Company”) and Computershare Investor Services Inc., as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file and may be inspected during normal business hours at the principal executive office of the Company.  Under certain circumstances as set forth in the Shareholder Rights Agreement, such Rights may be amended, redeemed or exchanged, may expire, may lapse, may become void (if, in certain circumstances, they are “Beneficially Owned” by a person who is or becomes an “Acquiring Person”, as such terms are defined in the Shareholder Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate.  The Company will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.”

Certificates representing Common Shares that are issued and outstanding at the Record Time will also evidence on Right for each one Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the close of business on the earlier of the Separation Time and the Expiration Time.

2.2

Initial Exercise Price: Exercise of Rights: Detachment of Rights:

(a)

Exercise Terms: Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price.  Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries will be void.

(b)

No Exercise Prior to Separation Time: Until the Separation Time:

(i)

the Rights will not be exercisable and no Right may be exercised; and

(ii)

each Right shall be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and shall be transferable only together with, and shall be transferred by a transfer of, such associated Common Share.

(c)

Exercise After Separation Time: From and after the Separation Time and prior to the Expiration Time:

(i)

the Rights are exercisable; and

(ii)

the registration and transfer of Rights will separate from and independent of Common Shares.

Promptly following the Separation Time, the Company will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held by such Acquiring Person, the holder of such Rights (a “Nominee”)), at such holder’s address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(iii)

a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as we are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation with any rule or regulation of any self-regulatory organization, stock exchange or “system” on which the Rights may from time to time be listed or traded, or to conform to usage; and

(iv)

a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in (iii) and (iv) in respect of all Common Shares of the Company held of record by it which are not Beneficially Owned by an Acquiring Person.

(d)

Manner of Exercise: Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

(i)

the Rights Certificate evidencing such Right;

(ii)

an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)

payment by certified cheque, banker’s draft or money order payable to the order of the Company, in a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved and the transfer or delivery of Rights Certificates or the issuance or delivery of certificates of Common Shares in a name other than that of the holder of the Rights being exercised.

(e)

Issue of Common Shares: Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Subsection 2.2(d)(ii) which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Section 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i)

requisition from the transfer agent certificates representing the number of Common Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)

when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Common Shares;

(iii)

after receipt of the certificates referred to in Section 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder; and

(iv)

when appropriate, after receipt, deliver the cash referred to in clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate.

(f)

Partial Exercise: In case the holder of any Rights shall exercise less than all of the Rights evidenced by the Rights Certificate of such holder, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s authorized assigns.

(g)

Covenants: The Company covenants and agrees to:

(i)

take all such action as may be necessary on its part and within its powers to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates evidencing such Common Shares (subject to payment of the Exercise Price), be validly authorized, executed, issued and delivered and be fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with any applicable requirements of the Company Act, the Securities Act (Ontario), and the securities laws or comparable legislation of each of the other provinces and territories of Canada, and any other applicable law, rule or regulation thereof, in connection with the issue and delivery of the Rights Certificates and the issuance of the Common Shares upon exercise of Rights;

(iii)

use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed upon the stock exchanges upon which the Common Shares were traded immediately prior to the Share Acquisition Date;

(iv)

cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)

pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for the Common Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)

after the Separation Time, except as permitted by Section 5.1, not take (or permit any subsidiary to take) any action if at the time such action is take it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(h)

Authorized Capital: If the number of Common Shares which are not issued or reserved for issue is insufficient to permit the exercise in full of the Rights in accordance with this Section 2.2, then each Right, when such Right is aggregated with a sufficient number of Rights to acquire a whole number of Common Shares, will entitle the holder thereof, after the Separation Time, to purchase that number of Common Shares at the Exercise Price per Common Share equal to the quotient determined by dividing the difference between the number of authorized Common Shares and the number of Common Shares then issued or allotted or reserved for issuance by the Company, by the number of Rights then outstanding.

2.3

Adjustments to Exercise Price; Number of Rights: The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)

Share Reorganization: If the Company shall at any time after the date of this Agreement:

(i)

declare or pay a dividend on Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company) other than pursuant to any optional stock dividend program;

(ii)

subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)

consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(vi)

issue any Common Shares for other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Company or in respect of, in lieu of or in exchange for existing Common Shares, except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted s of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(1)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision change, consolidation or issuance would hold thereafter as a result thereof; and

(2)

each Right held prior to such adjustment will become that number of Rights as result from the application of the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each Common Share (or other capital stock) will have exactly one Right associated with it in effect following the payment or effective date of the event referred to in Clause 2.3(a)(i), (ii), (iii) or (iv), as the case may be.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Company shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Company shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)

Rights Offering: If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, use Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)

the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.  Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to the Dividend Reinvestment Plan or any employee benefit stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Company; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 95% of the current market price per share (determined as provided in such plans) of he Common Shares.

(c)

Special Distribution: If the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of he portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)

the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)

Minimum Adjustment: Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in many subsequent adjustment.  All calculations under Section 2.3 shall be made to the nearest cent or the nearest ten-thousandths of a share.  Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by Section 2.3 shall be made no later than the earlier of:

(i)

three years from the date of the transaction which gives rise to such adjustment, or

(ii)

the Expiration Date.

(e)

Discretionary Adjustment: If the Company shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Clause 2.3(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made.  The Company and the Rights Agent shall have authority without the approval of the holders of the Common Shares or the holders of Rights to amend this Agreement as appropriate to provide for such adjustments.

(f)

Benefit of Adjustments: Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)

No Change of Certificates: Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share  and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)

Timing of Issuance: In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment;

(i)

Adjustments Regarding Tax: Notwithstanding anything contained in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgement the Board of Directors shall determine to be advisable, in order that any:

(i)

consolidation or subdivision of Common Shares;

(ii)

issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

(iii)

stock dividends; or

(iv)

issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Company to holders of its Common Shares, shall not be taxable to such shareholders.

2.4

Date on Which Exercise is Effective: Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the transfer books of the Common Shares of the Company are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the transfer books of the Common Shares are open.

2.5

Execution, Authentication, Delivery and Dating of Rights Certificates:

(a)

Execution: The Rights Certificates shall be executed on behalf of the Company, under its corporate seal reproduced thereon, by any one of its Chairman, President, Chief Executive Officer or a Vice-President or Secretary.  The signature of any of these officers on the Rights Certificates may be manual or facsimile.

(b)

Valid Signatures: Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c)

Delivery: Promptly after the Company learns of the Separation Time, the Company shall notify the Rights Agent of such Separation Time and shall deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof.  No Rights Certificates shall be valid for any purpose until countersigned by the Rights Agent in the manner described above.

(d)

Date: Each Rights Certificate shall be dated the date of countersignature thereof.

2.6

Registration, Transfer and Exchange:

(a)

Maintaining of Registrar: The Company shall cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration and transfer of Rights.  The Rights Agent is hereby appointed registrar for the Rights (“Rights Registrar”) for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment.  If the Rights Agent shall cease to be the Rights Registrar, the Rights Agent shall have the right to examine such register at all reasonable times.  After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provision of Subsection 2.6(c) below, the Company shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificate so surrendered.

(b)

Effect of Transfer or Exchange: All Rights issued upon any registration of a transfer or exchange of Rights Certificates shall be valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Transfer or Exchange of Rights: Every Rights Certificate surrendered for registration of transfer or exchange shall have the form of assignment thereon completed and executed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, executed by the holder thereof or the attorney of such holder duly authorized in writing.  As a condition to the issue of any new Rights Certificates under this Section 2.6, the Company may require the payment of an amount sufficient to cover any tax or governmental charge that may be imposed in relation thereto and other expenses, including the reasonable fees and expenses of its Rights Agent, connected therewith.

(d)

No Transfer or Exchange After Termination: The Company shall not be required register the transfer or exchange of any Rights after the Rights have been terminated under Section 5.1(e) hereof.

2.7

Mutilated, Destroyed, Lost and Stolen Certificates:

(a)

Mutilation: If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time, evidence to their satisfaction of the mutilation or defacing of any Rights Certificates, the Company shall execute and the Rights Agent shall countersign and deliver a new Rights Certificate upon surrender and cancellation of the mutilated or defaced Rights Certificate.

(b)

Destruction, Loss: If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i)

evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)

such security or indemnity as may be required by them to save each of them and their respective agents harmless,

then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificates, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificates so destroyed, lost or stolen.

(c)

Taxes: As a condition to the issue of any new Rights Certificate under this Section 2.7, the Company may require the payment of an amount sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses, including the reasonable fees and expenses of the Rights Agent, connected therewith.

(d)

Original Obligation: Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any mutilated, destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Company, whether or not the mutilated, destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights issued hereunder.

2.8

Persons Deemed Owners: The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof, and of the Rights evidenced thereby for all purposes whatsoever.  As used in this Agreement, unless the context otherwise requires, the term “holder” of any Right shall mean the registered holder of such Right (or, prior to the Separation Time of the associated Common Share).

2.9

Delivery and Cancellation of Certificates: All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificates shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement.  The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10

Agreement of Rights Holders: Every holder of Rights by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of Rights that:

(a)

such holder is bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)

prior to the Separation Time, each Right shall be transferable only together with, and shall be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)

after the Separation Time, the Rights Certificates shall be transferable only on the Rights Register as provided herein;

(d)

prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Common Shares certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the certificate evidencing the associated Common shares certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the certificate evidencing the associated Common Shares made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e)

such holder has waived all rights to receive any fractional Right or any fractional Common Share or other securities upon exercise of a Right (except as provided herein); and

(f)

that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein.

(g)

 and that, notwithstanding anything in this agreement to the contrary, neither the Company nor the Rights Agent will have any liability to any holder of a Right to any other Person as a result of its inability to perform any of its obligations under this agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a government, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11

Rights Certificate Holder Not Deemed a Shareholder: No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to the holders of Common Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Rights or Rights evidenced by the Rights Certificates shall have been duly exercised in accordance with the terms and the provisions hereof.

3.

ADJUSTMENTS TO THE RIGHTS

3.1

Flip-in Event:

(a)

Flip-In: Subject to the provisions of Section 3.1(b), 3.2 and Section 5.1, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Share Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Common Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred).

(b)

Certain Rights Void: Notwithstanding anything in the Agreement to the contrary, upon the occurrences of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Share Acquisition Date by:

(i)

an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring); or

(ii)

a transferee of Rights, directly or indirectly, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person), where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any affiliate or associate of an Acquiring Person or any person acting jointly or in concert with an Acquiring Person or any affiliate or associate of an Acquiring Person), that has the purpose or effect of avoiding Section 3.1(b)(i), shall become null and void without any further action and any holder of such Rights, including transferees, shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)

Compliance with Laws: From and after the Separation Time, the Company shall do all acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things that may be required to satisfy the requirements of the Securities Act (Ontario) and the securities laws or comparable legislation of each of the Provinces of Canada in respect of the issue of Common Shares on the exercise of Rights in accordance with this Agreement.

(d)

Legend: Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Section 3.1(b)(i) or (ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon the transfer, exchange or replacement of any other Rights Certificate referred to in this sentence shall contain and be deemed to contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person.  This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Agreement.”

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Company or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

3.2

Exchange Option:

(a)

Optional Exchange: In the event that the Board of Directors acting in good faith shall determine that conditions exist which would eliminate or otherwise materially diminish in any respect the benefits intended to be afforded to the holders of Rights pursuant to this Agreement, the Board of Directors may at its option and without seeking the approval of holders of Common Shares or Rights at any time after a Flip-in Event has occurred, authorize the Company to issue and deliver in respect of each Right which is not void pursuant to Section 3.1(b) either:

(i)

in return for the Exercise Price and Right, cash, debt, equity or other securities or other property or assets (or a combination thereof) having a value equal to twice the Exercise Price; or

(ii)

in return for the Right and without further charge, subject to any amounts that may be required to be paid under applicable law, cash, debt, equity or other securities or other property or assets (or a combination thereof), having a value equal to the Exercise Price;

in full and final settlement of all rights attaching to the Rights; provided that the value of any such debt, equity or other securities or other property or assets shall be determined by the Board of Directors who may rely for that purpose on the advice of a nationally recognized Canadian firm of investment dealers or investment bankers selected by the Board of Directors.  To the extent that the Board of Directors determines in good faith that any action need be taken pursuant to this Section 3.2, the Board of Directors may suspend the exercisability of the Rights for a period up to 60 days following the date of the occurrence of the relevant Flip-in Event in order to determine the appropriate form and value of cash, debt, equity or other securities or other property or assets (or a combination thereof) to be issued or delivered on such exchange for Rights.  In the event of any such suspension, the Company shall notify the Rights Agent and issue as promptly as practicable a public announcement stating that the exercisability of the Rights has been temporarily suspended.

(b)

Termination of Right to Exercise: If the Board of Directors authorizes and directs the exchange of cash, debt, equity or other securities or other property or assets (or a combination thereof) for Rights pursuant to Subsection 3.2(a) hereof, then without any further action or notice the right to exercise the Rights will terminate and the only right thereafter of a holder of Rights shall be to receive such cash, debt, equity or other securities or other property or assets (or a combination thereof) in accordance with the determination of the Board of Directors made pursuant to Section 3.2(a).  Within 10 Business Days of the Board of Directors authorizing and directing any such exchange, the Company shall give notice of such exchange to the holders of such Rights in accordance with Section 5.9.  Each such notice of exchange shall state the method by which the exchange of cash, debt, equity or other securities or other property or assets (or a combination thereof) for Rights will be effected.

(c)

Additional Securities: If there shall not be sufficient securities authorized but unissued to permit the exchange in full of Rights pursuant to this Section 3.2, the Company will take all such action as may be necessary to authorize additional securities for issuance upon the exchange of Rights provided however, that the Company shall not be required to issue fractions of securities or to distribute certificates evidencing fractional securities.  In lieu of issuing such fractional securities, subject to Section 5.5(b), there shall be paid to the registered holders of Rights to whom such fractional securities would otherwise be issuable, an amount in cash equal to the same fraction of the market price of a whole such security.

4.

THE RIGHTS AGENT

4.1

General:

(a)

Appointment of Rights Agent: The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of Rights in accordance with the terms and conditions hereof and the Rights Agent hereby accepts such appointment.  The Company may from time to time appoint one or more Co-Rights Agents as it may deem necessary or desirable.  In such event, the respective duties of the Rights Agent and any Co-Rights Agent shall be as the Company may determine.  The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.  The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability or expense, incurred without gross negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and performance of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification shall survive the termination of this Agreement.

(b)

Protection of Rights Agent: The Rights Agent shall be protected from, and shall incur no liability for or in respect of, any action taken, suffered or omitted by it in connection with its performance of this Agreement in reliance upon any certificate for Common Shares, or any Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2

Merger or Amalgamation or Change of Name of Rights Agent:

(a)

Merger: Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated with or into, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof.  In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned, and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent, and in all such cases such Rights Certificates shall have the full force and effect provided in the Rights Certificates and in this Agreement.

(b)

Change of Name: In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned, and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3

Duties of Rights Agent: The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

Legal Counsel: The Rights Agent may consult with legal counsel (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion.

(b)

Satisfactory Proof: Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer or any Vice-President and by the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent and such certificate shall be full authorization to the Rights Agent and such certificate shall be full authorization to the Rights Agent for any action taken, omitted or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)

Bad Faith: The Rights Agent shall be liable hereunder only for its own gross negligence, bad faith or wilful misconduct.

(d)

Recitals: The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates representing Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made only by the Company.

(e)

No Responsibility: The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate representing Common Shares or Rights Certificate (except its countersignature thereof), nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate, any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 2.11 or Subsection 3.2(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment) nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares shall, when issued, be duly and validly authorized, executed, issued and delivered and be fully paid and non-assessable.

(f)

Performance By Corporation: The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)

Persons To Give Instructions:  The Rights Agent is hereby authorized to rely upon and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chairman, the President, the Chief Executive Officer, any Vice-President, the Secretary, any Assistant Secretary, the Chief Financial Officer, the Treasurer or any Assistant Treasurer of the Company and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken, omitted or suffered by it in good faith in accordance with the instructions of any such person.

(h)

Ability To Deal: The Rights Agent and any shareholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

(i)

No Liability: The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through it attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4

Change of Rights Agent: The Rights Agent may resign and be discharged from its duties under this Agreement upon 90 days’ notice (or such lesser notice as is acceptable to the Company) in writing delivered or mailed to the Company and to each transfer agent of Common Shares by lettermail or registered mail.  The Company may remove the Rights Agent upon 60 days’ notice in writing, mailed or delivered to the Rights Agent and to each transfer agent of Common Shares by first class or registered mail.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company shall appoint a successor to the Rights Agent.  If the Company fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit the Rights Certificate of such holder for inspection by the Company), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a trust company incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Provinces of British Columbia.  After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it has been originally named as Rights Agent without further act or deed; provided that the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Company shall file notice thereof in writing with the predecessor Rights Agent and the transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights.  Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

5.

MISCELLANEOUS

5.1

Redemption and Waiver:

(a)

The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event (which for greater certainty shall not include the circumstances described in Subsection 5.1(h)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(a), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event which may arise in respect of any Take-Over Bid then in effect or made prior to the public announcement of the completion or termination of the transaction in respect of which the Board of Directors waived the application of Section 3.1.

(b)

The Board of Directors acting in good faith may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).  The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

(c)

In the event that prior to the occurrence of a Flip-in Event a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, not less that 90% of the outstanding Common Shares other than Common Shares Beneficially Owned at the date of the Permitted Bid or the Competing Permitted Bid by such Person, then the Board of Directors of the Company shall immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

(d)

Where a Take-Over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(e)

If the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under either of Subsection 5.1(b) or (d), to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(f)

Within 10 days after the Board of Directors is deemed under Subsection 5.1(c) to have elected, or elects under Subsection 5.1(b) or (d), to redeem the Rights, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

(g)

Upon the Rights being redeemed pursuant to Subsection 5.1(d), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(h)

The Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Share Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Share Acquisition Date shall be deemed not to have occurred.  Any such waiver pursuant to this Subsection 5.1(h) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person.  If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Share Acquisition Date and Section 3.1 shall apply thereto.

5.2

Expiration: No Person shall have any rights pursuant to this Agreement or any Right after the Expiration Time, except as provided in Section 4.1 hereof.

5.3

Issue of New Rights Certificates: Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4

Supplements and Amendments:

(a)

The Company may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder.  The Company may, prior to the date of the shareholders’ meeting referred to in Section 5.16, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable.  Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)

Subject to the Section 5.4(a), the Company may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).  Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the constating documents of the Company.

(c)

The Company may, with the prior consent of the holders of Rights, at any time on or after the Share Acquisition Date, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.  Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d)

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof.  For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company’s constating documents and the Business Corporations Act with respect to meetings of shareholders of the corporation.

(e)

Any amendments made by the Company to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i)

if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(c), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed.  If such amendment is rejected by the shareholders or the holders of Right or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5

Fractional Rights and Fractional Common Shares:

(a)

No Fractional Rights: The Company shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights.  After the Separation Time, in lieu of issuing fractional Right the Company shall pay to the holders of record of the Right Certificates, at the time such fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)

No Fractional Common Shares: The Company shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares.  In lieu of issuing fractional Common Shares, the Company shall pay to the holders of record of Right Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of a whole Common Share.

5.6

Rights of Action: Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights, and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce, or otherwise act in respect of, such holder’s right to exercise the Rights of such holder in the manner provided in the Rights Certificate of such holder and in this Agreement.  Without limited the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of any Person subject to, this Agreement.

5.7

Regulatory Approvals: Any obligation of the Company or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limited the generality of the foregoing, necessary approvals of the TSX Venture Exchange and any other exchanges will be obtained, such as to the issuance of Common Shares upon the exercise of Rights under Section 2.2(d) and the issuance of convertible debt, equity or other securities or other property or assets under section 3.2.  Notwithstanding anything to the contrary in this Agreement, no supplement or amendment to this Agreement or to the terms of the Rights may be made without the prior consent of the TSX Venture Exchange.

5.8

Declaration as to Non-Canadian holders: If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance.  In no event shall the Company or the Rights Agent be required to issue or deliver Rights, or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant persons or securities for such purposes.

5.9

Notices:

(a)

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.  V6E 2E9

Attention:

Chief Financial Officer

Fax No.:

(604) 331-8773

(b)

Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Company), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.

3rd Floor, 510 Burrard Street

Vancouver, B.C.  V6C 3B9

Attention:

Manager, Client Services

Fax No.:

(604) 661-9401

(c)

Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder as it appears upon the register of the Company for its Common Shares.  Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter).  Each of the Company and the Rights Agent may from time to time change its address for notice to the other given in the manner aforesaid.

5.10

Costs of Enforcement: The Company agrees that if the Company or any other Person the securities of which are purchasable upon exercise of Rights, fails to fulfill any of its obligations pursuant to this Agreement, then the Company or such Person shall reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11

Successors: All of the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind their respective successors and assigns and shall enure to the benefit of their respective successors and permitted assigns hereunder.

5.12

Benefits of this Agreement: Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of Rights any legal or equitable right, remedy or claim under this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of Rights.

5.13

Governing Law: This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of British Columbia and for all purposes shall be governed by and construed in accordance with such laws.

5.14

Severability: If any term or provision hereof or the application thereof in any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision in circumstances other than those as to which it is held invalid or unenforceable.

5.15

Effective Date: This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date, subject to confirmation pursuant to section 5.16.

5.16

Confirmation: The Company shall request the confirmation of this Agreement at a general meeting of holder of Voting Shares to be held no later than six months from the date of this Agreement.  If the Agreement is not confirmed at such meeting by a majority of the votes cast by holders of Voting Shares who vote in respect of the confirmation of this Agreement, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of termination of such meeting; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Section 5.1(a) or (h) hereof) prior to the date upon which this Agreement would otherwise  terminate pursuant to this Section 5.16.

5.17

Determinations and Actions by the Board of Directors: The Board of Directors shall have the exclusive power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to:

(a)

interpret the provisions of this Agreement and

(b)

make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to terminate or redeem or not to terminate or redeem the Rights or to amend the Agreement).

All such actions, calculations, interpretations and determinations (including, for purposes of the balance of this sentence, all omissions with respect to the foregoing) which are done or made by the Board of Directors shall be final, conclusive and binding on the Company, the Rights Agent, the holders of Rights and all other parties and shall not subject the Board of Directors to any liability to the holders of Rights.

5.18

Compliance with Anti-Money Laundering Legislation:  The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline.  Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Company, provided: (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

5.19

Privacy Legislation:  The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual’s personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Agreement.  Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws.  The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws.  The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

5.20

Counterparts: This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed.

OROMIN EXPLORATIONS LTD.

By:     Signed “Chet Idziszek”

Name:  Chet Idziszek

Title:

President

COMPUTERSHARE INVESTOR SERVICES INC.

By:     Signed “David Cavasin”

Name:

David Cavasin

Title:

Manager, Client Services

By:     Signed “Mita Garcia”

Name:

Mita Garcia

Title:

Relationship Manager, Client Services

SCHEDULE A TO THE RIGHTS AGREEMENT

DATED AS OF JUNE 27, 2008 BETWEEN

OROMIN EXPLORATIONS LTD.

AND

COMPUTERSHARE INVESTOR SERVICES INC.

[Form of Rights Certificate]

Certificate No. _________________	_____________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION OR MANDATORY EXCHANGE, AT THE OPTION OF OROMIN EXPLORATIONS LTD., ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT.  RIGHTS BENEFICIALLY OWNED BY ACQUIRING PERSONS (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR CERTAIN TRANSFEREES THEREOF ARE VOID.

Rights Certificate

This certified that ____________________, or registered assigns, is the holder of record of the number of Rights set forth above, each one of which entitles the holder of record thereof, subject to the terms, provisions and conditions of the Shareholder Rights Agreement (the “Shareholder Rights Agreement”), dated as of June 27, 2008 between Oromin Explorations Ltd. (the “Corporation”), a corporation incorporated under the Business Corporations Act (British Columbia), and Computershare Investor Services Inc., a company existing under the laws of Canada, as Rights Agent under the Shareholder Rights Agreement, to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Shareholder Rights Agreement), one common share of the Corporation (a “Common Share”) (subject to adjustment as provided in the Shareholder Rights Agreement) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with a completed and executed Form of Election to Exercise at the principal office of the Rights Agent in Vancouver, Canada.  The Exercise Price shall initially be CAD$20 per Common Share and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

In certain circumstances described in the Shareholder Rights Agreement, the Rights evidenced hereby may entitle the holder of record thereof to purchase shares of an entity other than the Corporation or to purchase or receive in exchange for such Rights assets, securities or shares of the Corporation other than Common Shares or more or less than one Common Share, or some combination of the foregoing, all as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Shareholder Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates.  A copy of the Shareholder Rights Agreement is on file at the principal executive office of the Corporation and is available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing the aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates so surrendered.  If this Rights Certificate shall be exercised in part, the holder of record shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provision of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.0001 per Right, subject to adjustment in certain events, under certain circumstances at the option of the Corporation.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be terminated or amended by the Corporation at its option without the consent of holders of Rights.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby nor will Rights Certificates be issued for less than one whole Right.  After the Separation Time, in lieu of issuing factional Rights a cash payment will be made as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable on the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting, to give or withhold consent to any corporate action, to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Shareholder Rights Agreement), to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

OROMIN EXPLORATIONS LTD. By:_______________________________ Name: Title:	Countersigned: COMPUTERSHARE INVESTOR SERVICES INC. By:_________________________________

[Form of Reverse Side of Rights Certificate]

FORM OF ASSIGNMENT

(To be executed by the holder of record if such holder desires to transfer the Rights.)

FOR VALUE RECEIVED ___________________________ hereby sells, assigns and transfers unto

_______________________________________________________________________

(Please print name and address of transferee)

this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint __________________ as attorney, to transfer the within Rights Certificate on the books of the Company with full power of substitution.

Dated: ______________________

Signature Guaranteed:_______________________________________

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signatures must be guaranteed by a Canadian chartered bank or an eligible guarantor with membership in an approved signature medallion guarantee program.

CERTIFICATION

(To be completed if true)

The undersigned hereby represents, warrants and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

FORM OF ELECTION TO EXERCISE

(To be executed if the holder desires to exercise the Rights Certificate)

TO: ______________________

The undersigned hereby irrevocably elects to exercise

 whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of:

Address:

Social Insurance or Other Taxpayer Identification Number: ______________________

If such number of Rights shall not be all the whole Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such whole Rights shall be registered in the name of and delivered to:

Address:

Social Insurance or Other Taxpayer Identification Number: ______________________

Dated: ____________________

Signature Guaranteed:________________________________________

Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signatures must be guaranteed by a Canadian chartered bank or an eligible guarantor with membership in an approved signature medallion guarantee program.

CERTIFICATION

(To be completed if true)

The undersigned hereby represents, warrants and certifies, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement).

Signature

NOTICE

In the event the certification set forth above is not completed in connection with a purported assignment, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person (as defined in the Shareholder Rights Agreement) and accordingly will deem the Rights evidenced by this Rights Certificate to be void and not transferable or exercisable.

OROMIN EXPLORATIONS LTD.

SHARE COMPENSATION PLAN

July 29, 2008

SHARE COMPENSATION PLAN

1.

GENERAL PROVISIONS

1.1

Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

(a)

“Board” means the Board of Directors of the Company;

(b)

“Bonus Shares” means Common Shares of the Company allotted or issued to Eligible Persons under the Plan in recognition of extraordinary contributions to the advancement of the Company or any of its associated, affiliated, controlled and subsidiary companies;

(c)

“Common Shares” means the Common Shares without par value of the Company as currently constituted;

(d)

“Company” means OROMIN EXPLORATIONS LTD.;

(e)

“Consultant” means an individual (including an individual whose services are contracted through personal holding corporation) with whom the Company or a subsidiary has a contract for substantial services;

(f)

“Eligible Person” means, subject to all applicable laws, any officer, employee or Consultant of the Company or any of its associated, affiliated, controlled and subsidiary companies whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company or any of its associated, affiliated, controlled and subsidiary companies;

(g)

“Market Price” shall have the meaning ascribed to it in the TSX Venture Exchange Corporate Finance Manual in effect from time to time;

(h)

“Participant” means Eligible Persons to whom Bonus Shares have been granted;

(i)

“Plan” means this Share Compensation Plan of the Company;

(j)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise; and

(k)

“Termination Date” means the date on which a Participant ceases to be an Eligible Person.

Words importing the singular only shall include the plural and vice versa and words importing the masculine shall include the feminine.  Headings are for the convenience only and shall not affect the interpretation hereof.

1.2

Shares Reserved

The maximum number of Bonus Shares which may be reserved for issuance for all purposes under the Plan shall not exceed 250,000 Common Shares in any twelve month period or such greater number as may be approved from time to time by the shareholders of the Company.

1.3

Amendment and Termination

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required approval.  No such amendment, suspension or termination shall alter or impair the rights of any Participant to receive Bonus Shares allotted but not yet issued without the consent of such Participant.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time that any Bonus Shares have been allotted but not yet issued.  With the consent of the affected participants, the Board may amend or modify any grant of Bonus Shares in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, subject to the prior approval of the relevant stock exchanges.

1.4

Compliance with Legislation

The Plan and the allotment and issuance of Bonus Shares hereunder shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required.  The Company shall not be obliged by any provision of the Plan or the allotment of any Bonus Shares hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Bonus Shares shall be allotted or issued or sold hereunder where such allotment or issuance would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported allotment and issuance of Bonus Shares hereunder in violation of this provision shall be void.  In addition, the Company shall have no obligation to issue any Bonus Shares pursuant to the Plan unless such Bonus Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading.  Bonus Shares issued to Participants may be subject to limitations on sale or resale under applicable securities laws.  In particular, if Bonus Shares are allotted and issued to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Bonus Shares shall be made in compliance with applicable United States securities laws.

1.5

Effective Date

The Plan shall be effective upon the approval of the Plan by:

(a)

the TSX Venture Exchange and any other exchange upon which the Common Shares of the Company may be posted and listed for trading; and

(b)

the shareholders of the Company, given by the affirmative vote of a majority of the votes attached to the Common Shares of the Company entitled to vote and represented and voted at an annual or special meeting of the holders of such Common Shares held, among other things, to consider and approve the Plan.

1.6

Board Discretion

The awarding of Bonus Shares to any Eligible Person is a matter to be determined solely in the discretion of the Board.  The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.  Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.

1.7

Governing Law and Interpretation

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable herein

2.

BONUS SHARES

2.1

Authority to Allot and Issue Bonus Shares

The Board shall have the authority and power in its sole discretion, to allot, issue and distribute in such amounts as the Board in its sole and absolute discretion deems fit, as fully paid and non-assessable shares in the capital of the Company, up to a total of 250,000 Bonus Shares in any twelve month period or such greater number as may be approved from time to time by the shareholders of the Company, to Eligible Persons of the Company whom the Board, in its sole and absolute discretion, deems to have provided extraordinary contributions to the advancement of the Company.  The granting of Bonus Shares pursuant to the Plan shall be subject to such further shareholder and regulatory approval as may be required by the TSX Venture Exchange.

2.2

Basis for Allotment and Issuance

The Bonus Shares will be issued in consideration of the fair value of the extraordinary contribution to the Company by the recipient as determined by the Board, in its discretion, and shall be issued at a deemed price determined by the Board at the time of issuance of such Bonus Shares, but such price shall not be less than the Market Price.  No Bonus Shares shall be issued at a time when it is unlawful to fix the price for such Bonus Shares.

2.3

No Right to Allotment and Issuance

Nothing in this Plan shall require the issue or distribution of any Bonus Shares in any given year or the distribution to any particular person of Bonus Shares at any time.  The receipt by a recipient in any year of Bonus Shares shall not create any entitlement to a receipt of Bonus Shares by such recipient in any other year.  No person shall have any right to receive a distribution of Bonus Shares in a year, whether or not other persons receive Bonus Shares in such other year.  The pool of Bonus Shares available for any given year, if not distributed, shall cease to be available at the end of such year and shall not accumulate or be available for any succeeding year.

OROMIN EXPLORATIONS LTD.

STOCK OPTION

PLAN

July 29, 2008

STOCK OPTION PLAN

1.

GENERAL PROVISIONS

1.1

Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

(a)

“Associate” has the meaning ascribed to that term under Section 1 of the Securities Act (British Columbia);

(b)

 “Board” means the Board of Directors of the Company;

(c)

“Common Shares” means the Common Shares without par value of the Company as currently constituted;

(d)

“Company” means OROMIN EXPLORATIONS LTD.;

(e)

“Consultant” means an individual (including an individual whose services are contracted through personal holding corporation) with whom the Company or a subsidiary has a contract for substantial services;

(f)

“Discounted Market Price” shall have the meaning ascribed to it in the TSX Venture Exchange Corporate Finance Manual in effect from time to time;

(g)

“Disinterested Shareholder Approval” means approval by a majority of votes cast at a general meeting of the shareholders of the Company excluding votes attached to shares beneficially owned by the Insiders of the Company and their respective Associates and Participants;

(h)

“Eligible Person” means, subject to all applicable laws, any director, officer, bona fide employee, management company employee or Consultant of the Company or any of its associated, affiliated, controlled and subsidiary companies;

(i)

“Insider” means an insider as defined under Section 1(1) of the Securities Act (British Columbia),  other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company, and an associate as defined under Section 1(1) of the Securities Act (British Columbia) of any person who is an insider by virtue of (i) above;

(j)

“Investor Relations Activities” shall have the meaning ascribed to it in the TSX Venture Exchange Corporate Finance Manual in effect from time to time;

(k)

“Option” means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

(l)

“Outstanding Issue” is determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Option in question, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period;

(m)

“Participant” means Eligible Persons to whom Options have been granted;

(n)

“Plan” means this Stock Option Plan of the Company;

(o)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise; and

(p)

“Termination Date” means the date on which a Participant ceases to be an Eligible Person.

Words importing the singular only shall include the plural and vice versa and words importing the masculine shall include the feminine.  Headings are for the convenience only and shall not affect the interpretation hereof.

1.2

Purpose

The purpose of the Plan is to advance the interests of the Company by:

(a)

providing Eligible Persons with additional incentive;

(b)

encouraging stock ownership by such Eligible Persons;

(c)

increasing the propriety interest of Eligible Persons in the success of the Company;

(d)

encouraging each Eligible Person to remain with the Company or its Controlled, Associated, Affiliated or Subsidiary Companies, and

attracting new employees and officers.

1.3

Administration

This Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than three directors.  If a committee is appointed for this purpose, all references to the Board will be deemed to be references to such committee.  Subject to the limitations of the Plan, the Board shall have the authority:

(a)

to grant options to purchase Common Shares to Eligible Persons;

(b)

to determine the terms, limitations, restrictions and conditions respecting such grants;

(c)

to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(d)

to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with Section 1.8 hereof, as it may deem necessary or advisable.

The Board’s guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Company and all other persons.

1.4

Shares Reserved

The maximum number of Common Shares which may be reserved for issuance for all purposes under the Plan shall not exceed ten percent (10%) of the Outstanding Issue (which figure includes Common Shares presently subject to the terms of existing stock options), or such greater number as may be approved from time to time by the shareholders of the Company.  The maximum number of Common Shares which may be reserved for issuance under Options and the maximum numbers of Options which may be granted in any twelve month period to any one person at any one time under the Plan shall be five percent (5%) of the Outstanding Issue, except in the case of Eligible Persons involved in Investor Relations Activities in which case the maximum number shall be two percent (2%) of the Outstanding Issue for all of such persons and except in the case of Consultants in which case the maximum number shall be two percent (2%) of the Outstanding Issue to any one Consultant, less the aggregate number of Common Shares reserved for issuance to any such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism.  Any Common Shares subject to an existing stock option or an Option which for any reason is cancelled or terminated without being exercised, shall again be available for grant under the Plan.  The grant of any stock options to Insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to Insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares shall be subject to Disinterested Shareholder Approval being obtained prior to the exercise of any such Options.

1.5

Amendment and Termination

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation, and subject to any required approval.  No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant.  If the Plan is terminated, the provisions of the Plan and any administrative guidelines, and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.  With the consent of the affected participants, the Board may amend or modify any outstanding Option in any manner to the extent that the Board would have had the authority to initially grant such award as so modified or amended, including without limitation, to change the date or dates as of which an Option becomes exercisable, subject to the prior approval of the relevant stock exchanges.  It shall be a condition that shareholder approval to the grant of Options and Disinterested Shareholder Approval to any amendment of existing Options shall be obtained prior to the exercise of Options granted to Insiders.

1.6

Compliance with Legislation

The Plan, the grant and exercise of Options hereunder and the Company’s obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required.  The Company shall not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void.  In addition, the Company shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading.  Common Shares issued and sold to Participants pursuant to the to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.  In particular, if Options are granted to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Options shall be made in compliance with applicable United States securities laws.

1.7

Effective Date

The Plan shall be effective upon the approval of the Plan by:

(a)

the TSX Venture Exchange and any other exchange upon which the Common Shares of the Company may be posted and listed for trading; and

(b)

the shareholders of the Company, given by the affirmative vote of a majority of the votes attached to the Common Shares of the Company entitled to vote and represented and voted at an annual or special meeting of the holders of such Common Shares held, among other things, to consider and approve the Plan.

1.8

Board Discretion

The awarding of options to any Eligible Person is a matter to be determined solely in the discretion of the Board.  The Plan shall not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.  Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approval.

1.9

Rights of Participants

Nothing contained in the Plan nor in any Option granted hereunder:

(a)

shall be deemed to give any Participant any interest or title in or to any Common Shares of the Company or any rights as a shareholder of the Company or any other legal or equitable right against the Company whatsoever other than set forth in the Plan and pursuant to the exercise of an Option; or

(b)

gives any Participant or any employee of the Company or any of its Associated, Affiliated, Subsidiary or Controlled Companies the right or obligation to or to continue to serve as a director, officer or employee, as the case may be, of the Company or any of its Associated, Affiliated, Subsidiary or Controlled Companies.

1.10

Capital Alterations

If there is a change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to prior approval of the relevant stock exchanges, appropriate substitution or adjustment in:

(a)

the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

(b)

the number and kind of shares subject to unexercised Options theretofore granted and the option price of such shares;

provided, however, that no substitution or adjustment shall obligate the Company to issue or sell fractional shares.  No fractional Common Shares shall be issued upon the exercise of options granted under the Plan and, accordingly, if a Participant would become entitled to a fractional Common Share upon the exercise of an Option, such Participant shall only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.  If the Company is reorganized, amalgamated with another corporation or consolidated, the Board shall make such provision for the protection of the rights of the Participants as the Board in its discretion deems appropriate.

1.11

Governing Law and Interpretation

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable herein.

2.

OPTIONS

2.1

Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including, without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant s rights in respect of Common Shares acquired upon exercise of an Option may be forfeited.  An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2

Exercise Price

The Board shall establish the exercise price at the time each Option is granted, which shall in all cases not be less than the less than the Discounted Market Price of the Common Shares on the day preceding the date of the grant of the Option.  The exercise price shall be subject to adjustment in accordance with the provisions of Section 1.10 above.

2.3

Exercise of Options

Options granted must be exercised no later than five years after the date of grant or such lesser period as may be determined by the Board, except in the case of Options granted to consultants which must be exercised no later than five years after the date of grant.  The Board may determine when any Option will become exercisable and may determine that the Option shall be exercisable in installments.  Options shall not be transferable by the Participant otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant s legal representative.  Subject to this Section 2.3 and except as otherwise determined by the Board, if a Participant:

(a)

ceases to be an Eligible Person for any reason whatsoever other than death, each Option held by the Participant will cease to be exercisable 30 days after the Termination Date.  If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant.  Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or as entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

(b)

dies, the legal representative of the Participant may exercise the Participant’s Options within one year after the date of the Participant s death, but only to the extent the Options were by their terms exercisable on the date of death.

The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.  All Options shall be non-assignable and non-transferable.

2.4

Options Held By Eligible Persons Undertaking Investor Relations Activities

Options granted to Eligible Persons involved in Investor Relations Activities shall be subject to the vesting requirements of the TSX Venture Exchange, namely that such Options shall vest over twelve months with no more than twenty five percent (25%) of such Options vesting in any three month period.

2.5

Option Agreements

Each Option shall be confirmed by an option agreement executed by the Company and by the Participant.

OROMIN EXPLORATIONS LTD.

STOCK OPTION PLAN

July 14, 2009

OROMIN EXPLORATIONS LTD.

STOCK OPTION PLAN

1.

INTERPRETATION

1.1

Defined Terms

For the purposes of this Plan, the following terms will have the following meanings:

(a)

“Associate” has the meaning ascribed to that term under section 1(1) of the Securities Act (British Columbia);

(b)

“Assignee” means

(i)

the legal personal representatives of a Participant or

(ii)

a Permitted Assign of a Participant to whom Options have been granted or issued in accordance with subsection ,

and includes the legal personal representatives and successors and permitted assigns of a Permitted Assign of a Participant;

(c)

“Blackout Period” means an interval of time

(i)

when the Disclosure Policy restricts Participants from trading in any securities of the Company because they may be in possession of confidential information; or

(ii)

when the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of confidential information; or

(iii)

when, in accordance with the listing rules of any exchange on which the Common Shares are listed, dealings (including issuances or trades) in the securities of the Company are prohibited;

(d)

“Board” means, subject to subsection , the board of directors of the Company;

(e)

“Business Day” means any day other than a Saturday, a Sunday, a statutory or public holiday or any other day on which the banks are not regularly open for business in the City of Vancouver, British Columbia;

(f)

“Cause” means any act, omission or course of conduct recognized as cause for dismissal or termination of employment or engagement under applicable law, including, without limitation, embezzlement, theft, fraud, wilful failure to follow any lawful directive of the Company and wilful misconduct detrimental to the interests of the Company;

(g)

“Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than 50% plus one of the outstanding voting securities of the Company;

(h)

“Common Shares” means the common shares without par value of the Company as constituted on the date of this Plan, provided that, in the event of any adjustment pursuant to section , “Common Shares” will thereafter mean the securities or other property resulting from the events giving rise to the adjustment;

(i)

“Company” means Oromin Explorations Ltd.;

(j)

“Disability” means any disability with respect to a Participant that the Board, in its sole and unfettered discretion, considers likely to prevent the Participant permanently from:

(i)

being employed or engaged by the Company, its Subsidiaries or another employer in a position that is the same as or similar to that in which the Participant was last employed or engaged by the Company;

(ii)

acting as a director or officer of the Company or its Subsidiaries; or

(iii)

engaging in any substantial gainful activity by reason of any medically determinable mental or physical impairment that can be expected to result in death or that has lasted or can be expected to last for a continual period of not less than 12 months;

(k)

“Disclosure Policy” means the disclosure policy of the Company, as may be amended from time to time, which policy is contained in the corporate governance manual of the Company, as may be amended from time to time;

(l)

“Eligible Director” means each of the directors of the Company from time to time and each of the directors of any Subsidiary from time to time;

(m)

“Eligible Officer” means each of the officers of the Company from time to time and each of the officers of any Subsidiary from time to time;

(n)

“Eligible Person” means:

(i)

an Eligible Director,

(ii)

an Eligible Officer,

(iii)

a Service Provider, and

(iv)

an Insider of the Company or any Subsidiary;

(o)

“Exchange” means the Toronto Stock Exchange or, if the Common Shares are not listed on the Toronto Stock Exchange, such other stock exchange on which the Common Shares are listed that in the opinion of the Board is the Company’s principal or “home” exchange;

(p)

“Expiry Date” means the date set by the Board under subsection  of the Plan as the last date on which an Option may be exercised by the Participant or its Assignee;

(q)

“Grant Date” means

(i)

subject to subsection , the date on which an Option is granted; or

(ii)

if applicable rules of any stock exchange on which the Common Shares are listed require that a particular Option proposed to be granted not be issued or granted until prior shareholder approval is obtained for such issuance or grant, then “Grant Date” means the date upon which the Board resolves to seek such shareholder approval and grant such Option, notwithstanding that the Option may not actually be granted and issued until a subsequent date upon receipt of the necessary shareholder approval;

(r)

“Insider” has the meaning ascribed in the Toronto Stock Exchange Company Manual;

(s)

“ITA” means the Income Tax Act (Canada), as amended or replaced from time to time;

(t)

“Joint Actor” means a person acting jointly or in concert with an offeror, as defined in section 91 of the Securities Act (Ontario);

(u)

“Market Value” of Common Shares at any applicable date means:

(i)

subject to subsections (ii) and (iii), the volume weighted average trading price of the Common Shares calculated by dividing the total value of Common Shares traded by the total volume of Common Shares traded for the five trading days immediately preceding the Grant Date on the stock exchange upon which the majority of the trading volume and trading value of the Common Shares occurred for such period; or

(ii)

subject to subsection (iii), if at least 75% of each of the trading volume and trading value of the Common Shares for the six months preceding the Grant Date is on a stock exchange other than the Toronto Stock Exchange, the price per Common Share acceptable under the requirements of that stock exchange that, in the opinion of the Board, is reflective of the market price of the Common Shares on the Exchange and such other stock exchange; or

(iii)

if the Common Shares are not listed on any stock exchange, the price per Common Share on the over-the-counter market determined by dividing the aggregate sale price of the Common Shares sold by the total number of such Common Shares so sold on the applicable market on the last day prior to the Grant Date;

(v)

“Offer” has the meaning set forth in subsection ;

(w)

“Option” means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

(x)

“Option Agreement” means a written agreement, in the form attached hereto as , evidencing each Option;

(y)

“Option Price” means the price per Common Share at which a Participant may purchase Option Shares as fixed by the Board, adjusted from time to time in accordance with the provisions of section 8;

(z)

“Option Shares” means the aggregate number of Common Shares that a Participant or its Assignee may purchase under an Option;

(aa)

“Outstanding Issue” is determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Option in question, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period;

(bb)

“Participant” means an Eligible Person to whom Options have been granted;

(cc)

“Permitted Assign” with reference to a Participant means:

(i)

a trustee, custodian, or administrator acting on behalf of, or for the benefit of the Participant,

(ii)

a corporation or other entity that is controlled by the Participant, or

(iii)

a registered retirement savings plan or a registered retirement income fund (as those terms are defined in the ITA) of the Participant;

(dd)

“Plan” means this Stock Option Plan of the Company;

(ee)

“Right” has the meaning set forth in subsection ;

(ff)

“Service Provider” means:

(i)

an employee (including full-time and part-time employees) of the Company or any of its Subsidiaries;

(ii)

any other individual, corporation, partnership or other entity engaged on a bona fide basis to provide ongoing management or consulting services to the Company, to a Subsidiary or to any entity controlled by the Company or a Subsidiary for an initial, renewable or extended period of twelve months or more; and

(iii)

any individual who is providing ongoing management or consulting services to the Company, to a Subsidiary or to any entity controlled by the Company or a Subsidiary indirectly through a corporation, partnership or other entity that is a Service Provider under subsection ;

(gg)

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

(hh)

“Subsidiary” means any corporation or company of which outstanding securities to which are attached more than 50% of the votes that may be cast to elect directors thereof are held (provided that such votes are sufficient to elect a majority of such directors), other than by way of security only, by or for the benefit of the Company and/or by or for the benefit of any other corporation or company in like relation to the Company, and includes any corporation or company in like relation to a Subsidiary;

(ii)

“Unissued Option Shares” means the number of Common Shares, at a particular time, that have been allotted for issuance upon the exercise of an Option but that have not been issued, as adjusted from time to time in accordance with the provisions of section , such adjustments to be cumulative; and

(jj)

“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Participant or its Assignee pursuant to the terms of the Option Agreement.

Words importing the singular number only will include the plural and vice versa and words importing the masculine will include the feminine.

This Plan and all matters to which reference is made herein will be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Unless the context otherwise requires or the Board determines otherwise, all references to currency will be to the lawful money of Canada.

2.

STATEMENT OF PURPOSE

2.1

Principal Purposes

The principal purpose of the Plan is to advance the interests of the Company by (i) providing Eligible Persons with additional incentive to develop and promote the growth and success of the Company, (ii) encouraging stock ownership by such Eligible Persons, (iii) increasing the proprietary interest of Eligible Persons in the success of the Company, (iv) encouraging Eligible Persons to remain with the Company or its Subsidiaries, and (v) attracting and retaining persons of outstanding competence whose efforts will dictate, to a large extent, the future growth and success of the Company.

3.

ADMINISTRATION OF THE PLAN

3.1

Board or Committee

This Plan will be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than two directors.  If a committee is appointed for this purpose, all references to the Board will be deemed to be references to the committee.

3.2

Authority of the Board

Subject only to the express limitations of the Plan and the requirements of any stock exchange on which the Common Shares are listed, the Board will have the sole and unfettered authority:

(a)

to grant Options to purchase Common Shares to Eligible Persons;

(b)

to determine the terms, limitations, restrictions and conditions respecting such grants, including, the Expiry Date of an Option, the number of Common Shares for which any Option may be granted to an Eligible Person and the Option Price;

(c)

to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it will from time to time deem advisable;

(d)

to authorize any director or officer to execute and deliver any Option Agreement, notice, commitment or documents and to do any other act as contemplated by the Plan for and on behalf of the Company;

(e)

to delegate to a committee of the Board, on such terms as the Board in its discretion determines, all or any part of the authority of the Board hereunder to administer and implement the Plan; and

(f)

to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with section  hereof, as it may deem necessary or advisable.

3.3

Discretion of the Board

The determinations of the Board under the Plan (including, without limitation, determinations of Service Providers who may receive grants of Options and the amount and timing of such grants), need not be uniform and may be made by the Board selectively among Eligible Persons who receive, or are eligible to receive, grants of Options under the Plan, whether or not such Eligible Persons are similarly situated as to office, length of service, salary or any other factor. The Board may, in its discretion, authorize the granting of additional Options to a Participant or its Assignee before an existing Option has terminated.

3.4

Interpretation of the Plan

Except as set forth in subsection , the interpretation and construction of any provision of the Plan by the Board will be final and conclusive. All guidelines, rules, regulations, decisions and interpretations of the Board respecting the Plan, Option Agreements or the Options will be binding and conclusive on the Company and on all Participants and their Assignees.

4.

GRANT OF OPTIONS

4.1

Eligibility

Participation in this Plan is limited to Participants who are designated from time to time by the Board. Participation is voluntary and the extent to which any Participant is entitled to participate in this Plan will be determined by the Board.

4.2

Option Terms

The Board may from time to time authorize the issue of Options to Participants, or as designated by a Participant in accordance with subsection , on the terms and subject to the conditions set out in this Plan and any additional terms and conditions set out in the Option Agreement as determined by the Board in its sole and unfettered discretion. Notwithstanding any such terms:

(a)

the Board will establish the vesting terms, in accordance with subsection ;

(b)

the Option Price under each Option will be not less than the Market Value on the Grant Date or such other minimum price as the Exchange may require;

(c)

the Board will set the Expiry Date for each Option at the time of issue of the Option, provided that, subject to extension in connection with a Blackout Period as provided under subsection , the Expiry Date will not be more than 10 years after the Grant Date; and

(d)

Options will not be assignable or transferable by the Participant or its Assignee, except:

(i)

to the extent necessary to enable Options that have Vested at the time of death of a Participant or its Assignee to be exercised by the legal personal representatives or beneficiary(ies) of the Participant or its Assignee as contemplated in subsection  and

(ii)

as provided in subsection .

The Board will not be permitted to amend the Option Price except as set out in section  of this Plan.

4.3

Vesting of Option Shares

The Board may determine and impose terms upon which each Option will become Vested in respect of Option Shares, including whether vesting will be in installments.

4.4

Option Agreements

Each Option will be confirmed by the execution of an Option Agreement. Each Participant or its Assignee will have the option to purchase the Option Shares from the Company at the time and in the manner set out in the Plan and in the Option Agreement applicable to the particular Option. The execution of an Option Agreement will constitute conclusive evidence that the grant of Options to the Participant or its Assignee has been completed in compliance with the Plan.

4.5

Issuance and Transferability of Options

Notwithstanding any other provision of the Plan:

(a)

a Participant may, when offered an Option, specify that the Option be issued to a Permitted Assign of the Participant;

(b)

a Participant or its Assignee may at any time, and regardless of whether the Option has Vested, transfer an Option that has been granted to the Participant or its Assignee, including an Option that was granted to under any previous stock option plan of the Company, to a Permitted Assign of the Participant; provided that the Participant provides prior notification to the Company and a replacement Option Agreement is signed by the Permitted Assign.

5.

COMMON SHARES SUBJECT TO THE PLAN

5.1

Limits on Common Shares Issuable on Exercise of Options

Subject to section , at any time the maximum number of Common Shares that may be issuable pursuant to Options granted under the Plan, which Options are outstanding but unexercised and whether or not they are Vested, will be a number equal to 10% of the number of issued and outstanding Common Shares. For the purposes of this subsection , the total number of “issued and outstanding Common Shares” is determined on the basis of the number of Common Shares that are issued and outstanding immediately prior to the Option issuance in question, on a non-diluted basis.

5.2

Terminated or Cancelled Options

Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised, will again be available for grant under the Plan.  No fractional shares will be issued.  Refer to subsection  for the manner in which a fractional share value will be treated.

6.

EXERCISE OF OPTIONS

6.1

When Options May be Exercised

Subject to this section , an Option may be exercised to purchase any number of Option Shares up to the number of Unissued Option Shares that have Vested at any time after the Grant Date up to the close of business in the location where the Company has its principal office on the Expiry Date and will not be exercisable thereafter.

6.2

Exercise by Written Notice

Subject to the terms and conditions of this Plan, an Option may be exercised by the Participant or its Assignee completing and dating the exercise notice in the form attached as  to the Option Agreement, stating that the Participant or its Assignee elects to exercise his or her rights to purchase Option Shares under such Option and the number of Option Shares in respect of which such Option is being exercised, accompanied by full payment for the Option Shares being purchased under such Option delivered to the Company at its principal office at 2000 – 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 (or such other address of the principal office of the Company at the time of exercise) addressed to the attention of the Chief Financial Officer of the Company.  Delivery of any notice of exercise accompanied by the payment may be made by personal delivery, by courier service or by agent.

6.3

Payment of Exercise Price

The exercise price of each Common Share purchased under an Option will be paid in full by bank draft or certified cheque at the time of such exercise, in lawful money of Canada, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised will be duly issued as fully paid and non-assessable.

6.4

Effect of Exercise

As soon as practicable after the exercise of an Option in accordance with sections  and , the Company will issue a certificate or certificates evidencing the Option Shares in respect of which the Option is exercised.

6.5

Ceasing to be an Eligible Person

If a Participant ceases to be an Eligible Person, the Options of such Participant will be exercisable as follows:

(a)

Death, Disability or Retirement

If a Participant ceases to be a an Eligible Person due to his or her death, Disability or retirement, the Options then held by the Participant or its Assignee, will, subject to subsection , be exercisable to acquire Unissued Option Shares that have Vested at the time of death, Disability or retirement at any time up to but not after the earlier of:

(i)

365 days after the date of death, Disability or retirement; and

(ii)

the Expiry Date,

provided that the Board will have the discretion to increase the period referred to in subsection , above, at any time for any period of time up to the Expiry Date.

(b)

Termination For Cause

If a Participant ceases to be an Eligible Person as a result of termination for Cause, any outstanding Options held by such Participant or its Assignee on the date of such termination, whether in respect of Option Shares that are Vested or not, will be cancelled as of the date of delivery of written notice of termination (and specifically without regard to the date any period of reasonable notice, if any, would expire).

(c)

Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Participant ceases to be an Eligible Person due to his or her retirement at the request of his or her employer, or due to his or her voluntary resignation or due to the termination of his or her employment by the Company for reasons other than Cause, the Options then held by the Participant or its Assignee will be exercisable, subject to subsection , to acquire Unissued Option Shares that have Vested at the time of retirement, resignation or termination for reasons other than Cause, at any time up to but not after the earliest of:

(i)

the Expiry Date;

(ii)

six months after ceasing to be an Eligible Person under this subsection ; and

(iii)

six months after the date of delivery of written notice of retirement, resignation or termination (and specifically without regard to the date any period of reasonable notice, if any, would expire);

provided that the Board will have the discretion to increase the six-month period referred to in subsection  or  above, as applicable, at any time for any period of time up to the Expiry Date.

For greater certainty, an Option that has not Vested in respect of any Unissued Option Shares at the time that the relevant events referred to in subsections  or  occur will not be or become exercisable in respect of such Unissued Option Shares and will be cancelled.

For greater certainty, the retirement of any Participant who is a director of the Company or any Subsidiary at any annual general meeting of the Company or such Subsidiary as required by the constating documents of the Company or Subsidiary, as the case may be, will not result in the termination of the Option granted to such Participant or its Assignee provided that such Participant is re-elected at such annual general meeting as a director of the Company or Subsidiary, as the case may be.

For greater certainty, it is understood that the change in the duties or position of a Participant or the transfer of such Participant from a position with the Company to a position with a Subsidiary, or vice-versa, will not trigger the termination of the Options of such Participant or its Assignee, provided such Participant remains an Eligible Person as such term is defined herein.

6.6

Share Appreciation Right

A Participant or its Assignee may, if determined by the Board, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and, in lieu of receiving Option Shares pursuant to the exercise of the Option, will receive instead and at no cost to the Participant or its Assignee that number of Common Shares, disregarding fractions, which, when multiplied by the Market Value on the day immediately prior to the date of the exercise of the Right, have a total value equal to the product of the number of Option Shares subject to the Option times the difference between the Market Value on the day immediately prior to the exercise of the Right and the Option Price.  The Right will not exist, however, until the Board formally approves the activation of the Right for a specific Participant or its Assignee.  Upon the exercise of the Right by a Participant or its Assignee, all Options utilized for the exercise of such Right will be cancelled.

6.7

No Fractional Common Shares

No fractional Common Shares will be issued upon the exercise of Options granted under the Plan and, accordingly, if a Participant or its Assignee would become entitled to a fractional Common Share upon the exercise of an Option, such Participant or its Assignee will only have the right to purchase the next lowest whole number of Common Shares and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

6.8

Blackout Periods

No Option may be exercised by a Participant during a Blackout Period.  If the Expiry Date of an Option or the deadline for exercising the Option as determined under subsection  or  of this Plan, as applicable, falls within a Blackout Period, such Expiry Date or deadline will be deemed to be extended by ten Business Days after the last day of the Blackout Period.

6.9

Representations by Participants

Upon the exercise of Options, each Participant or its Assignees will, if so requested by the Company, represent and agree in writing that:

(a)

the Participant is or was, an Eligible Person;

(b)

the Participant or its Assignee has not been induced to purchase the Option Shares by expectation of employment or continued employment;

(c)

the Participant or its Assignee is purchasing the Option Shares pursuant to the exercise of such Option as principal for his, her or its own account for investment purposes, and not with a view to the distribution or resale thereof to the public;

(d)

the Participant or its Assignee will, prior to and upon any sale or disposition of any of the Option Shares purchased pursuant to the exercise of such Option, comply with all applicable securities laws and any other federal, provincial or state laws or regulations to the extent that such laws or regulations are applicable to such sale or disposition; and

(e)

such Participant or its Assignee

(i)

will not offer, sell or deliver any of the Option Shares purchased pursuant to the exercise of such Option, directly or indirectly, in the United States or to any citizen or resident of, or any corporation, partnership or other entity created or organized in or under the laws of, the United States, or any estate or trust the income of which is subject to United States federal income taxation regardless of its source, except in compliance with United States federal and state securities laws;, and

(ii)

will acknowledge that the Company has the right to place any restriction or legend on any securities issued pursuant to the Plan including, but in no way limited to, placing a legend to the effect that the securities have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States unless registration or an exemption from registration is available.

6.10

Other Procedures and Documentation

The Company may employ other procedures and require further documentation from a Participant or its Assignee to ensure compliance with all applicable laws.

7.

TAKE-OVER BID / CHANGE OF CONTROL

7.1

Effect of a Take-Over Bid

If a bona fide offer (an “Offer”) for Common Shares is made to the Participants or to shareholders of the Company generally or to a class of shareholders of the Company that includes the Participants, which Offer, if accepted in whole or in part, could result in the offeror becoming a control person of the Company, within the meaning of the Securities Act (British Columbia), the Company will, immediately upon receipt of notice of the Offer, provide each Participant with full particulars of the Offer, and notify the Participants that, as of a date specified in such notice, all Options will become Vested and each Option may be exercised in whole or in part by the Participant or its Assignee so as to permit the Participant or its Assignee to tender the Option Shares received upon such exercise pursuant to the Offer, provided that if

(a)

the Offer is not completed within the time specified therein; or

(b)

all of the Option Shares tendered by a Participant or its Assignee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of subsection  the Option Shares that are not taken up and paid for, will be returned by the Participant or its Assignee to the Company and reinstated as authorized but Unissued Option Shares and, with respect to such returned Option Shares, the related Options will be reinstated as if they had not been exercised and the terms for such Options becoming Vested will be reinstated pursuant to subsection . If any Option Shares are returned to the Company under this section , the Company will immediately refund the exercise price to the Participants or their Assignees for such Option Shares.

7.2

Acceleration of Expiry Date

If, at any time when an Option remains unexercised with respect to any Unissued Option Shares, an Offer is made, the Board may, upon notifying each Participant or its Assignee of full particulars of the Offer, declare that all Options granted under the Plan be Vested and accelerate the Expiry Date for the exercise of all unexercised Options granted under the Plan so that all Options will either be exercised or expire prior to the date upon which Common Shares must be tendered pursuant to the Offer.

7.3

Effect of a Change of Control

If a Change of Control occurs, all Options granted to each Participant or its Assignee will become Vested, whereupon each Option may be exercised in whole or in part by the Participant or its Assignee.

7.4

Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Participant retires, resigns or is terminated from employment or engagement with the Company or a Subsidiary, the loss or limitation, if any, pursuant to the Option Agreement with respect to Options which were not Vested at that time or which, if Vested, were cancelled, will not give rise to any right to damages and will not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Participant.

7.5

Right to Participate in New Issues

To the extent that shareholders of the Company are entitled to participate in new issuances of Common Shares, a Participant or its Assignee, with respect to Vested Options held by such Participant or its Assignee, will not be entitled to participate in such issuance by virtue of holding such Vested Options, unless such Participant or its Assignee first exercises the Vested Options in accordance with the terms of the Plan and the Option Agreement.

8.

ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

8.1

Share Reorganization

Whenever the Company issues Common Shares to all or substantially all holders of Common Shares by way of a stock dividend or other distribution, or subdivides all outstanding Common Shares into a greater number of Common Shares, or combines or consolidates all outstanding Common Shares into a lesser number of Common Shares (each of such events being a “Share Reorganization”), then effective immediately after the effective date for such Share Reorganization for each Option:

(a)

the Option Price will be adjusted to an exercise price that is the product of:

(i)

the Option Price in effect immediately before that effective date, and

(ii)

a fraction, the numerator of which is the total number of Common Shares outstanding on that effective date before giving effect to the Share Reorganization and the denominator of which is the total number of Common Shares that are or would be outstanding immediately after such effective date after giving effect to the Share Reorganization; and

(b)

the number of Unissued Option Shares will be adjusted to that number that is the product of:

(i)

the number of Unissued Option Shares immediately before such effective date, and

(ii)

a fraction which is the reciprocal of the fraction described in subsection .

8.2

Special Distribution

Subject to the prior approval of the Exchange, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Common Shares:

(a)

shares of the Company, other than Common Shares;

(b)

evidences of indebtedness;

(c)

any cash or other assets, excluding cash dividends (other than cash dividends that the Board has determined to be outside the normal course); or

(d)

rights, options or warrants,

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being a “Special Distribution”), and effective immediately after the effective date at which holders of Common Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Common Shares as a result of such Special Distribution.

8.3

Corporate Organization

Whenever there is:

(a)

a reclassification of outstanding Common Shares, a change of Common Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in subsections  or ;

(b)

a consolidation, merger or amalgamation of the Company with or into another corporation resulting in a reclassification of outstanding Common Shares into other shares or securities or a change of Common Shares into other shares or securities; or

(c)

a transaction whereby all or substantially all of the Company’s undertaking and assets become the property of another corporation or entity,

(any such event being a “Corporate Reorganization”)

the Participant or its Assignee will have an option to purchase (at the times, for the consideration and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he or she would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he or she would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he or she had been the holder of all Unissued Option Shares or, if appropriate, as otherwise determined by the Board.

8.4

Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions will be conclusively determined by the Company’s auditors or, if the Company’s auditors decline to so act, any other firm of nationally or internationally recognized chartered accountants in Canada that the Board may designate and who will have access to all appropriate records, and such determination will be binding upon the Company and all Participants or their Assignees.

8.5

Compliance with Regulatory Authorities

Notwithstanding subsections ,  or , in the event of any reorganization (including, without limitation, consolidation, sub-division, reduction or return of the issued capital of the Company), on or prior to the Expiry Date, the rights of the Participant or its Assignee will be changed to the extent necessary at the time of such reorganization, in such manner as determined by the Board, to ensure compliance with the policies of the Exchange that apply to a reorganization of capital at the time of such reorganization. For greater certainty, any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of subsections ,  or  is subject to the approval of the Exchange and any other governmental and securities regulatory authority and exchange having jurisdiction.

9.

AMENDMENT AND TERMINATION

9.1

Amendments to the Plan

(a)

The Board may from time to time, suspend, terminate or discontinue the Plan at any time, or amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto, provided that no such suspension, termination, amendment or revision will be made:

(i)

except in compliance with applicable law and with the prior approval, if required, of the Exchange or any other regulatory body having authority over the Company, the Plan or the shareholders of the Company; and

(ii)

in the case of an amendment or revision, if it materially adversely affects the rights of any Participant or its Assignee, without the consent of the Participant or its Assignee.

(b)

If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board will remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

(c)

The Board may from time to time, in its absolute discretion and without shareholder approval, make the following amendments to the Plan or any Option:

(i)

amend the date upon which an Option may expire, unless the amendment extends the Expiry Date of an Option held by an Insider;

(ii)

amend the vesting provisions of the Plan and any Option Agreement;

(iii)

provide for a cashless exercise feature to an Option or the Plan;

(iv)

amend the Plan or an Option as necessary to comply with applicable law or the requirements of the Exchange or any other regulatory body having authority over the Company, the Plan or the shareholders of the Company;

(v)

any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Plan, correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correct any grammatical or typographical errors or amend the definitions in the Plan regarding administration of the Plan;

(vi)

any amendment respecting the administration of the Plan; and

(vii)

any other amendment that does not require shareholder approval under subection .

(d)

Shareholder approval is required for the following amendments to the Plan:

(i)

any increase in the maximum number of Option Shares that may be issuable pursuant to Options granted under the Plan set out in subsection ;

(ii)

any reduction in the Option Price or extension of the Expiry Date of an Option held by an Insider;

(iii)

any change that would materially modify the eligibility requirements for participation in the Plan.

10.

COMPLIANCE WITH LEGISLATION

10.1

Approvals

The Plan is subject to the approval of:

(a)

any stock exchange on which the Company’s Common Shares are listed for trading; and

(b)

approval by the shareholders of the Company at the next general meeting of shareholders.

Options may be granted under the Plan pending such receipt of such approvals, however no securities will be issued upon the exercise of any Options granted under the Plan until such approvals are obtained.

10.2

Regulatory Compliance

The Plan, the grant and exercise of Options hereunder and the Company’s obligation to sell and deliver Option Shares upon exercise of Options will be subject to all applicable federal, provincial and foreign laws, rules and regulations, the rules and regulations of any stock exchange on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Company, be required.  The Company will not be obliged by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals.  No Option will be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision will be void.  Option Shares issued and sold to Participants or their Assignees pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.  In particular, if Options are granted to any resident or citizen of the United States, the Board and the Company will use their best efforts to ensure that all matters pertaining to such Options will be made in compliance with applicable United States securities laws.

10.3

No Obligations to Issue Common Shares if Non-Compliance

The issue and sale of Option Shares pursuant to any Option granted under the Plan is specifically conditioned on such issue and sale being made in compliance with applicable securities laws, and the Company will have no obligation to issue or sell any Common Shares pursuant to the exercise of any Option unless the Board determines, in its sole discretion, that such issue and sale will be made in compliance with applicable securities laws.  The Company will be entitled to take such action as it deems necessary to restrict the transferability in the United States of any Option Shares acquired on exercise of any Option.

11.

MISCELLANEOUS

11.1

Other Compensation Arrangements

Nothing contained herein will prevent the Board from adopting other or additional compensation arrangements, subject to any required Exchange or regulatory approval.

11.2

No Other Interests

Nothing contained in the Plan nor in any Option granted hereunder will be deemed to give any Participant any interest or title in or to any Common Shares of the Company or any rights as shareholder of the Company or any other legal or equitable right against the Company whatsoever other than as set forth in the Plan and pursuant to the exercise of any Option.

11.3

No Fetter to Board’s Discretion

The Plan does not give any Participant or any employee of the Company or any of its Subsidiaries the right or obligation to or to continue to serve as a director, officer or employee, as the case may be, of the Company or any of its Subsidiaries.  The awarding of Options to any Eligible Person is a matter to be determined solely in the discretion of the Board.  The Plan will not in any way fetter, limit, obligate, restrict or constrain the Board with regard to the allotment or issue of any Common Shares or any other securities in the capital of the Company or any of its subsidiaries other than as specifically provided for in the Plan.

11.4

Right to Employment

Neither this Plan nor any of the provisions hereof will confer upon any Participant or its Assignee any right with respect to employment, engagement or appointment or continued employment, engagement or appointment with the Company or any Subsidiary or interfere in any way with the right of the Company or any Subsidiary to terminate such employment, engagement or appointment.

11.5

Related Rights and Other Benefit Plans

No Participant or its Assignee will have any of the rights of a shareholder of the Company with respect to any Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering) until such Option Shares have been issued to such Participant or its Assignee upon exercise of the Option and the Participant or its Assignee has made full payment to the Company. Participation in the Plan will not affect a person’s eligibility to participate in any other benefit or incentive plan of the Company. The grant of any Option pursuant to this Plan will not obligate the Company to make any benefit available to any person under any other plan of the Company unless otherwise specifically provided for in such plan.

11.6

Income Taxes

As a condition of and prior to participation in the Plan, any Participant or its Assignee will, on request, authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.

11.7

Agreement of Participants and Assignees

Each grant of an Option under the Plan will be subject to the requirement that if at any time the Board determines that any agreement, undertaking or other action or co-operation on the part of an Participant or its Assignee, including in respect to a disposition of the Option Shares, is necessary or desirable as a condition of, or in connection with

(a)

the listing, registration or qualification of the Option Shares subject to the Plan upon any stock exchange or under the laws of any applicable jurisdiction, or

(b)

obtaining a consent or approval of any governmental or other regulatory body,

the exercise of such Option and the issue of Option Shares thereunder may be deferred in whole or in part by the Board until such time as the agreement, undertaking or other action or cooperation will have been obtained in a form and on terms acceptable to the Board.

11.8

Form of Notice

Any notice to be given to the Company pursuant to the provisions of this Plan will be addressed to the Company to the attention of its Chief Financial Officer at the Company’s principal office, and any notice to be given to a Participant or its Assignee will be delivered personally or addressed to him, her or it at the address set out in the Option Agreement, or at such other address as such Participant or Assignee may thereafter designate in writing to the Company. Any such notice will be deemed duly given when made in writing and delivered to the Company or the Participant or Assignee, as the case may be, or if mailed, then on the fifth business day following the date of mailing such notice in a properly sealed envelope addressed as aforesaid, registered or certified mail, postage prepaid, in a post office or post office branch maintained in Canada.

11.9

No Representation or Warranty

The Company makes no representation or warranty as to the future market value of the Common Shares or with respect to any income tax matters affecting the Participant or its Assignee resulting from the grant or exercise of an Option and/or transactions in the Option Shares. Neither the Company, nor any of its directors, officers or employees are liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the purchase or sale of Option Shares hereunder, with respect to any fluctuations in the market price of Common Shares or in any other manner related to the Plan.

11.10

Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of the Exchange or any other regulatory body having authority over the Company, the Plan or the shareholders of the Company, then such provision will be deemed to be amended to the extent required to bring such provision into compliance therewith.

11.11

No Assignment

Except as provided in subsection , no Option will be assignable or transferable by the Participant and any purported assignment or transfer of an Option will be void and will render the Option void, provided that in the event of death of the Participant or its Assignee, the legal personal representative of such Participant or its Assignee may exercise the Option in accordance with subsection .

11.12

Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan will govern.

11.13

Governing Law

The laws of the Province of British Columbia will govern the Plan and each Option Agreement issued pursuant to the Plan.

11.14

Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be, or to operate as, a waiver that time is to be of the essence.

11.15

Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Participants and their Assignees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

12.

EFFECTIVE DATE

The effective date of the Plan is July 14, 2009, subject to receipt of all approvals which the Company requires in connection with the implementation of the Plan.

Approved by the shareholders of the Company on July 14, 2009.

SCHEDULE A

OROMIN EXPLORATIONS LTD.

OPTION AGREEMENT

This Option Agreement is entered into between Oromin Explorations Ltd. (the “Company”) and the Optionee named below pursuant to the Oromin Explorations Ltd. Stock Option Plan (the “Plan”), a copy of which has been provided to the Optionee (as defined below), and confirms that on the _____ day of _____________________, 20___, _____________________________________________________ (the “Optionee”) was granted the option (the “Option”) to purchase _________________________________ common shares in the capital of the Company (the “Option Shares”) for the price of $________________ per share, which shall be exercisable (“Vested”) in whole or in part in the amounts and on or after the dates set forth in the Vesting Table below, if applicable, and which Options will terminate on the _____ day of _____________________, 20___, on the terms and subject to the conditions set out in the Plan and the following additional conditions imposed by the Board:

Vesting Table (if applicable)

Number of Options		Date of Vesting
________________________	Options will vest on	the _____	day of	______________,	20_____
________________________	Options will vest on	the _____	day of	______________,	20_____
________________________	Options will vest on	the _____	day of	______________,	20_____
________________________	Options will vest on	the _____	day of	______________,	20_____
________________________	Options will vest on	the _____	day of	______________,	20_____

For greater certainty, once Options have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ____ day of _________________________, 20____.

OROMIN EXPLORATIONS LTD.

OPTIONEE	Authorized Signatory

EXHIBIT 1

EXERCISE FORM

TO:

Oromin Explorations Ltd. (the “Company”)
Suite 2000, Guiness Tower
1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Attention:  Chief Financial Officer

________________________________, (the “Optionee”), the holder of ___________________ share purchase options of the Company (the “Options”), granted pursuant to an option agreement dated the ____, day of ___________________, 20____, (the “Option Agreement”) hereby subscribes for __________________________ common shares of the Company (the “Subscribed Option Shares”) according to the conditions set forth in the Option Agreement and in the Plan referred to therein, and herewith makes payment of the purchase price in full for the said number of Option Shares at the rate of $_________________ per share.  A certified cheque or bank draft in the amount of $_________________ is enclosed herewith for such payment.

In the event that the number of Subscribed Option Shares is less than the number of Option Shares (as defined in the Option Agreement), the Company will deliver to the Optionee, together with the share certificates representing the Subscribed Option Shares, the grid attached hereto as  showing the balance of the Option Shares which it is entitled to purchase pursuant to the Option Agreement.

The undersigned hereby directs that the Option Shares hereby subscribed for be issued and delivered as follows:

NAME	ADDRESS

DATED at ____________________ this _____ day of ____________________, _______.

___________________________________________

Signature of Optionee

APPENDIX 1

OROMIN EXPLORATIONS LTD.

STOCK OPTION EXERCISE GRID

Capitalized terms used herein have the meaning provided in the option agreement dated the ____ day of ___________________, 20___, (the “Option Agreement”) between Oromin Explorations Ltd. and ________________________________ (the “Optionee”).

Pursuant to the Option Agreement, the Optionee is entitled to purchase that number of Option Shares indicated in the table below.

Option Shares Issued	Option Shares Available	Initials of Authorized Officer	Date
Vested
not Vested (if applicable)
Vested
not Vested (if applicable)
Vested
not Vested (if applicable)
Vested
not Vested (if applicable)
Vested
not Vested (if applicable)

DATED 2008

OTTO ENERGY LIMITED

(ABN 56107555046)

and

OROMIN EXPLORATIONS LTD

and

IRIE ISLE LIMITED

and

CYNTHIA HOLDINGS LTD

and

EXPLORACIONES OROMIN S.A.

SANTA ROSA PROJECT

PARTICIPATION AGREEMENT

2

TABLE OF CONTENTS

1.	DEFINITIONS AND INTERPRETATION	1
2.	ISSUE OF INTEREST SHARES	5
3.	REDEMPTION OF IRIE PREFERENCE SHARES	6
4.	APPLICATION OF PURCHASE PRICE	7
5.	COMPLETION	8
6.	PAYMENT OF PURCHASE PRICE AND REDEMPTION AMOUNT	11
7.	FURTHER COMPLETION OBLIGATIONS	13
8.	RESIDUAL LIABILITIES POST-COMPLETION	13
9.	CONDUCT PENDING COMPLETION	15
10.	CONDUCT DURING PRE JOA PERIOD	17
11.	REORGANISATION OF THE SANTA ROSA PROJECT	17
12.	REORGANISATION COMPLETION	18
13.	WARRANTIES	20
14.	INDEMNITIES	21
15.	DISPUTE RESOLUTION	21
16.	CONFIDENTIALITY	21
17.	FORCE MAJEURE	21
18.	NOTICES	22
19.	PARENT COMPANY GUARANTEE	23
20.	COSTS AND STAMP DUTY	23
21.	GENERAL	23

  EXECUTION VERSION

PARTICIPATION AGREEMENT

This Agreement is made to be effective as of and from the 23rd day of December 2008.

BETWEEN:

(1)

OTTO ENERGY LIMITED (ABN 56 107 555 046) of 32 Delhi Street, West Perth, Australia, 6005 (“Otto”);

(2)

OROMIN EXPLORATIONS LTD of Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9 (“Oromin”);

(3)

IRIE ISLE LIMITED a company incorporated under the laws of the British Virgin Islands of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands (“Irie”);

(4)

CYNTHIA HOLDINGS LTD a company incorporated under the laws of the British Virgin Islands of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands (“Cynthia”); and

(5)

EXPLORACIONES OROMIN S.A. a company incorporated under the laws of the Republic of Argentina c/o Torre Pulisich, Rivadavia No. 42, 1 Piso Of. 1, Diudad (M550GHB), Mendoza, Argentina and c/o Bouzat, Rosenkrantz & Asociados, Avenida Santa Fe 1193, 3rd Floor “11”, Cuidad Autonoma de Buenos Aires, Argentina ( “EO” ).

RECITALS:

(A)

EO holds the Contract.

(B)

EO is a subsidiary of Cynthia.

(C)

Cynthia is a subsidiary of Irie.

(D)

Irie is a wholly owned subsidiary of Oromin.

(E)

Oromin has agreed to procure the issue of the Interest Shares to Otto, and the redemption of the Irie Preference Shares to Irie, on the terms and conditions of this Agreement.

THE PARTIES AGREE as follows:

1.

DEFINITIONS AND INTERPRETATION

1.1

Unless otherwise stated, defined terms in the JOA have the same meaning when used in this Agreement.

1.2

In addition, in this Agreement, unless the context otherwise requires:

4

Accounts means the audited and approved balance sheets of EO as at February 29, 2008 and the audited and approved profit and loss statement and statement of cash flows of EO for the financial year ended on the February 29, 2008, together with the notes to those accounts. A true copy of each of these documents appears in Annexure E;

AFIP is the Federal Administration of Public Income in Argentina;

AFIP Issue means the issue described in Annexure H;

Agreement means this agreement and all schedules and annexures to it;

Authorised Shares means the total authorised (but not issued) Common Share capital of Cynthia;

Business Day means a day on which the banks in Perth, Western Australia, Vancouver, Canada and Mendoza, Argentina  are customarily open for business;

CAD means Canadian dollars;

Central Bank Notice Issue means the issue described in Annexure H;

Completion means completion of the issue of the Interest Shares and redemption of the Irie Preference Shares which must occur on the date and time specified in clause 5.1;

Common Share means a fully paid common share in the capital of Cynthia, as defined in Article 7 of the Memorandum of Association of Cynthia as amended by resolution dated 7 June 2002 and filed at the Registry of Companies British Virgin Islands on 7 June 2002;

Contract means the exploration permit, a copy of which is appended to this Agreement as Annexure F , for exploration block CC and B-9 (Cuenca Cuyana y Bolsones 9) Santa Rosa located in the Province of Mendoza and approved by the Governor of the Province of Mendoza in agreement with the Ministries on 30 April 2008 and gazetted in the Official Bulletin of the Province of Mendoza on 2 May 2008;

Cynthia Documents are defined in Annexure A;

Cynthia/EO Operating Agreement means the agreement of that name attached to this Agreement as Annexure D;

Cynthia M&A means the Memorandum and Articles of Association of Cynthia;

EMEPA Agreement means the Technical and Operational Assistance Agreement between EO and EMEPA S.A., a company incorporated in the Argentine Republic, dated 11 April 2008;

5

Encumbrance means any royalty, lien, mortgage, charge, pledge, caveat, contract, security interest, title retention, preferential right or trust arrangement and any other security arrangement or agreement of any kind or which arises in any way and any right of first refusal, option to purchase, lease pre-emptive right or any other right or interest of any third party or any defect or irregularity of title or any obligation or liability to any third party;

EO M&A means the Memorandum and Articles of Association of EO;

Escrow Deed means the escrow deed between Cynthia, Irie, Otto and Minter Ellison dated on or about the date of this Agreement;

Exploitation Concession has the meaning given to that expression in the Contract approval issued by the Government of Mendoza Ministry of Infrastructure, Housing and Transportation dated 30 April 2008;

GIC means the General Inspection of Corporations;

Haimila Royalty means the royalty payable to Dr Norman Haimila for Aurora Projects International with respect to the Contract pursuant to the agreement dated May 11, 2000 between Dr Norman E Haimila for Aurora Projects International and Idziszek for Minetech Group, a copy of which is appended to this Agreement as Annexure E;

Idziszek means Chet Idziszek or Chester Idziszek, businessman, of Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9;

Interest Shares means the whole of the legal and beneficial right, title and interest in583.223 Common Shares, being 32.48% of the total issued Common Share capital of Cynthia;

Irie Documents are defined in Annexure A;

Irie Preference Shares means the Preference Shares to be redeemed by Irie at Completion as calculated in clause 3.3;

JOA or Joint Operating Agreement means the agreement of that name attached to this Agreement as Annexure B;

Material Amount means US$50,000;

Minter Ellison means Minter Ellison lawyers of Level 49, Central Park, 152-158 St George's Terrace, Perth, Western Australia 6000;

Otto Deed means the agreement of that name as set out in the JOA;

Otto Documents are defined in Annexure A;

Otto Subsidiary means an Argentinean corporation that is a subsidiary of Otto;

6

Party means Otto, Irie, Cynthia, Oromin and EO or any or some of them as the context requires;

Pre JOA Period is defined in Clause 10.1;

Preference Share means a fully paid preference share in the capital of Cynthia, as defined in Article 7 of the Memorandum of Association of Cynthia as amended by resolution dated 7 June 2002 and filed at the Registry of Companies British Virgin Islands on 7 June 2002;

Purchase Price is defined in clause 2.1;

Redemption Amount is defined in clause 3.1;

Related Corporation means a company that Controls or is Controlled by a Party;

Reorganisation is defined in clause 11.1;

Reorganisation Completion means the completion of the transaction described in clauses 11 and 12 which must occur at 11am (Vancouver time) on the Reorganisation Date;

Reorganisation Costs is defined in clause 12.7;

Reorganisation Date means the date which is fifteen (15) Business Days after the Reorganisation Notice Date (unless the Parties agree an alternate date and time in writing);

Reorganisation Invoices is defined in clause 12.7(a);

Reorganisation Notice Date is defined in clause 11.3;

Santa Rosa Project means the exploration and associated activities and, if a Commercial Discovery is made, exploitation activities under an Exploitation Concession, on the Contract;

Shareholders Agreement means the agreement of that name attached to this Agreement as Annexure C;

Surge means Surge Global Energy Inc, a company incorporated under the laws of the State of Delaware having an office at Suite 400, 1222 EI Camino Road, San Diego, California, USA 92130;

Surge Agreement means the Agreement of Purchase and Sale between Surge, Oromin, Irie, Cynthia and EO dated 28 February 2005; and

Surge Transfer Agreement means the Purchase and Sale Agreement between Surge, Oromin, Irie, Cynthia and Idziszek dated 11 March 2008.

USD means United States dollars.

7

1.3

In this Agreement, unless the context otherwise requires:

(a)

the table of contents and headings are for ease of reference only and do not affect the interpretation of this Agreement;

(b)

a reference to any legislation includes regulations, rules, bylaws and orders made under and any amendment, re-enactment, variation or extension of that legislation;

(c)

a reference to an agreement, deed, instrument or other document includes a reference to that agreement, deed, instrument or document as amended, supplemented, novated or replaced from time to time;

(d)

words denoting the singular include the plural and vice versa, words denoting gender include each other gender and a reference to a person includes a body corporate;

(e)

a reference to a Party includes that Party’s executors, administrators, successors, substitutes and permitted assigns; and

(f)

where a word or expression is given a particular meaning, another part of speech or grammatical form of that word or expression has a corresponding meaning.

2.

ISSUE OF INTEREST SHARES

2.1

On the terms set out in this Agreement:

(a)

Cynthia agrees to issue to Otto and Otto agrees to subscribe for, the Interest Shares together with all benefits, rights and entitlements accruing or attaching to the Interest Shares free from all Encumbrances, for a subscription price of USD2,400.45 per share; and

(b)

Cynthia agrees that if Cynthia issues any Authorised Shares in addition to those issued pursuant to clause 2.1(a), the whole of the legal and beneficial right, title and interest in 32.48% of any such Authorised Shares must be issued to Otto, in consideration for Otto paying USD1,400,000 ( Purchase Price ).

2.2

The Interest Shares will be issued from the 10,000 Common Shares which are authorised as at the date of execution of this Agreement.

2.3

The Purchase Price must be paid to Cynthia on Completion as set out in clauses 5 and 6.

2.4

Irie and Otto must execute the Shareholders Agreement on or before Completion, and from Completion Irie and Otto will be shareholders of Cynthia in the portions as set out in this Agreement.

8

2.5

If Otto does not pay the Purchase Price in accordance with clause 6 then:

(a)

all rights of Otto to acquire the Interest Shares and Otto's rights in relation to the Authorised Shares shall cease. The Parties acknowledge and agree that the cessation of these rights will be Oromin, Cynthia, Irie and EO's only remedy against Otto ;

(b)

this Agreement shall terminate and the Parties shall be released of any further obligations to each other except as provided in clause 2.5 (c); and

(c)

clause 16 shall continue to apply and shall survive the termination of this Agreement .

3.

REDEMPTION OF IRIE PREFERENCE SHARES

3.1

On the terms set out in this Agreement:

(a)

Irie must sell to Cynthia the Irie Preference Shares as calculated in clause 3.3, together with all benefits, rights and entitlements accruing or attaching to the Irie Preference Shares free from all Encumbrances; and

(b)

Cynthia must buy-back the Irie Preference Shares as calculated in clause 3.3,

in consideration for Cynthia paying Irie USD1,400,000 ( Redemption Amount ).

3.2

The Redemption Amount must be paid to Irie on Completion as set out in clauses 5 and 6.

3.3

The number of Irie Preference Shares to be bought back by Cynthia is calculated as follows:

Irie Preference Shares =	Redemption Amount in CAD Par Value per Irie Preference Share

where:

(a)

" Redemption Amount in CAD " is the Redemption Amount in CAD, calculated as the average of the USD/CAD exchange rate as published by the Reserve Bank of Australia over the 30 Business Days preceding Completion; and

(b)

" Par Value per Irie Preference Share " is CAD100.

3.4

Irie acknowledges and agrees that it must not sell any Preferences Shares to Cynthia in addition to the Irie Preference Shares:

9

(a)

from the date of execution of this Agreement until and including Completion; and

(b)

from Completion while the Shareholders Agreement is in effect.

4.

APPLICATION OF PURCHASE PRICE

4.1

Otto acknowledges and agrees that Cynthia will use the Purchase Price to pay the Redemption Amount to Irie in accordance with clauses 5 and 6.

4.2

Irie, Cynthia, EO and Oromin :

(a)

consent to Otto paying the Purchase Price in accordance with clause 6;

(b)

consent to Cynthia paying the Redemption Amount in accordance with clause 6;

(c)

will not do anything which may prevent Otto or Cynthia respectively from making such payments; and

(d)

must, or must ensure Irie must, use the Redemption Amount exclusively to:

(i)

reimburse:

(A)

Irie for all expenditures incurred by Irie (if any);

(B)

EO for all expenditures incurred by EO (if any);

(C)

Oromin for all expenditures incurred by Oromin (if any),

directly in relation to the Contract from 2 May 2008 (being the date the Contract was gazetted) to Completion; and

(ii)

if any portion of the Redemption Amount remains after it is applied as set in out in clause 4.2(d)(i), from Completion fund all financial obligations of EO in respect of the Contract until the Redemption Amount is fully expended.

For the avoidance of doubt, after the Redemption Amount is fully expended, Otto and Irie must contribute to the funding of the Santa Rosa Project in accordance with the Shareholders Agreement.

10

4.3

If requested to do so by Otto in writing, Irie, EO and/or Oromin (as applicable) must provide documentation to Otto evidencing the amounts incurred by Irie, EO and/or Oromin in relation to the Contract for which Irie, EO and/or Oromin (as applicable) have been reimbursed out of the Redemption Amount pursuant to clause 4.2(d)(i), or EO has paid pursuant to clause 4.2(d)(ii). Irie, EO and/or Oromin (as applicable) must provide this documentation to Otto within 5 Business Days of receipt of Otto's request under this clause.

5.

COMPLETION

5.1

Completion must occur on 14 January 2009 prior to 4pm (Perth, Western Australia time), unless the Parties agree an alternate date and time in writing or Completion is delayed in accordance with this clause 5 .

5.2

The obligation of Cynthia at Completion is to issue to Otto the Interest Shares, free of Encumbrances. Accordingly, and without limitation, Cynthia prior to Completion must obtain the consent of the directors and/or shareholders of Cynthia (as required under Cynthia M&A) to the issue of the Interest Shares to Otto, and Cynthia must deliver or cause to be delivered to Otto the Cynthia Documents at Completion in accordance with the procedure set out in clauses 5 and 6.

5.3

The obligation of Irie at Completion is to redeem the Preference Shares. Accordingly, and without limitation, Irie prior to Completion must obtain the consent of the directors and/or shareholders of Irie and/or Cynthia (as required) to the issue of the Interest Shares to Otto, and Irie must deliver or cause to be delivered to Otto the Irie Documents at Completion in accordance with the procedure set out in clauses 5 and 6.

5.4

Immediately after receipt of the Cynthia Documents and Irie Documents at Completion, Otto must deliver or cause to be delivered the Otto Documents to Cynthia in accordance with the procedure set out in clauses 5 and 6.

5.5

In order to facilitate Completion, the Parties agree  that:

(a)

Cynthia must email draft copies of the Cynthia Documents to Otto at the following email address: king@ottoenergy.com;

(b)

Irie must email draft copies of the Irie Documents to Otto at the following email address: king@ottoenergy.com; and

(c)

Otto must email draft copies of the Otto Documents  to Irie at the following email address: JStewart@mine-tech.com,

as soon as possible but prior to the date in clause 5.6 after execution of this Agreement. Each Party (Receiving Party) must review the documents provided by the other Party (Sending Party) and must immediately inform the Sending Party of any deficiencies in the documents provided by the Sending Party. The Sending Party must immediately rectify any such deficiencies in the

11

 documents provided by the Sending Party. If the Sending Party disagrees with the Receiving Party regarding whether any document provided is satisfactory, the Receiving Party and the Sending Party must negotiate reasonably and in good faith to resolve the issue as soon as possible.

5.6

At least 2 Business Days prior to Completion:

(a)

Cynthia must deliver or cause to be delivered final executed copies of the Cynthia Documents to Minter Ellison to be held in escrow;

(b)

Irie must deliver or cause to be delivered final executed copies of the Irie Documents to Minter Ellison to be held in escrow; and

(c)

Otto must deliver or cause to be delivered final executed copies of the Otto Documents to Minter Ellison to be held in escrow,

to the offices of Minter Ellison at the following address:

Level 49, Central Park

152-158 St George's Terrace

PERTH  Western Australia  6000,

and such documents will be held by Minter Ellison until release in accordance with clauses 5.8 to 5.11 and the Escrow Deed.

5.7

Cynthia, Irie and Otto must each:

(a)

execute the Escrow Deed immediately after execution of this Agreement; and

(b)

fax Minter Ellison a copy of the executed Escrow Deed on +61 8 9429 7666 marked "Attention: Otto Energy Ltd", and promptly provide Minter Ellison with an executed original .

5.8

Immediately after receipt of the Cynthia Documents and Irie Documents, Minter Ellison will provide copies of the Cynthia Documents and the Irie Documents to Otto for Otto to inspect. Otto must inspect the copies of the Cynthia Documents and the Irie Documents and determine whether any Cynthia Document and/or Irie Document is incomplete, inaccurate or unsatisfactory.

5.9

If Otto, acting reasonably, determines that any Cynthia Document and/or Irie Document is incomplete, inaccurate and/or unsatisfactory:

(a)

in the case of an incomplete, inaccurate and/or unsatisfactory Cynthia Document:

12

(i)

Otto must immediately notify Cynthia in writing, setting out the details of why such Cynthia Document is incomplete, inaccurate or unsatisfactory, and how it must be rectified or which additional documents must be provided;

(ii)

subject only to clauses 5.9(a)(iii) and (iv), Cynthia must immediately rectify the deficiency and immediately deliver or cause to be delivered to Minter Ellison rectified a rectified copy of any such incomplete, inaccurate or unsatisfactory Cynthia Document. Each such rectified Cynthia Document must then be subject to the process as set out in clauses 5.8 and 5.9(a);

(iii)

if Cynthia, acting reasonably, disagrees with Otto regarding whether any Cynthia Document is complete, accurate and/or satisfactory, Cynthia must immediately notify Otto in writing, setting out details of why such Cynthia Document is complete, accurate and satisfactory;

(iv)

if Otto disagrees with Cynthia's view as expressed in the written notice under clause 5.9(a)(iii); Otto and Cynthia must negotiate reasonably and in good faith to resolve the issue immediately; and

(b)

in the case of an incomplete, inaccurate and/or unsatisfactory Irie Document:

(i)

Otto must immediately notify Irie in writing, setting out the details of why such Irie Document is incomplete, inaccurate or unsatisfactory, and how it must be rectified;

(ii)

subject only to clause 5.9(b)(iii) and (iv), Irie must immediately rectify the deficiency and immediately deliver or cause to be delivered to Minter Ellison rectified a rectified copy of any such incomplete, inaccurate or unsatisfactory Irie Document. Each such rectified Irie Document must then be subject to the process as set out in clauses 5.8 and 5.9(b);

(iii)

if Irie, acting reasonably, disagrees with Otto regarding whether any Irie Document is complete, accurate and/or satisfactory, Irie must immediately notify Otto in writing, setting out details of why such Irie Document is complete, accurate and satisfactory;

(iv)

if Otto disagrees with Irie's view as expressed in the written notice under clause 5.9(b)(iii), Otto and Irie must negotiate reasonably and in good faith to resolve the issue immediately.

13

5.10

If:

(a)

Otto determines in accordance with clause 5.9 that any Cynthia Document and/or Irie Document is incomplete, inaccurate and/or unsatisfactory; and

(b)

any such Cynthia Document and Irie Document is not rectified in accordance with clause 5.9 (or any disagreement between Cynthia and Otto described under clause 5.9(a)(iv) is not resolved to the satisfaction of Cynthia and Otto, or any disagreement between Irie and Otto described under clause 5.9(b)(iv) is not resolved to the satisfaction of Irie and Otto), before Completion,

Completion must be delayed and may only take place 2 Business Days after Minter Ellison receives all complete, accurate and satisfactory Cynthia Documents from Cynthia and Irie Documents from Irie, to the satisfaction of Otto or Otto, by written notice to Cynthia and Irie, waives this requirement. If Otto does not notify:

(c)

Cynthia in writing prior to Completion that Otto considers that the Cynthia Documents are incomplete, inaccurate or unsatisfactory, at Completion; and

(d)

Irie in writing prior to Completion that Otto considers that the Irie Documents are incomplete, inaccurate or unsatisfactory, at Completion,

Otto will be deemed to be prepared to accept the Cynthia Documents and the Irie Documents, and Completion will proceed in accordance with clauses 5 and 6.

5.11

Minter Ellison will hold:

(a)

the Cynthia Documents in escrow for Cynthia;

(b)

the Irie Documents in escrow for Irie; and

(c)

the Otto Documents in escrow for Otto,

until the Purchase Price and the Redemption Amount have been paid.

5.12

In respect of Completion:

(a)

the obligations of the Parties under this Agreement are interdependent; and

(b)

all actions required to be performed are taken to have occurred simultaneously on the date of Completion.

14

6.

PAYMENT OF PURCHASE PRICE AND REDEMPTION AMOUNT

6.1

Provided that Otto is satisfied that it has received complete, accurate and satisfactory Cynthia Documents and Irie Documents in accordance with clause 5, at Completion Otto must pay the Purchase Price to Cynthia by telegraphic transfer in cleared funds to the following bank account (unless another bank account is otherwise notified in writing to Otto by Cynthia):

Account Name:

Cynthia Holdings Ltd
2000-1055 West Hastings Street

Vancouver, B. C.

V6E 2E9

Bank:

Bank of America NT & SA

New York, N. Y.

ABA: 026 009 593

Swift: BOFAUS3N

Beneficiary Bank:

Canadian Imperial Bank of Commerce

400 Burrard Street

Vancouver, B. C.  V6C 3A6

Attn: Renata Indjic, or Dale Funke

Account Number:

05-90916 (US Acct.)

Attn: Renata Indjic, or Dale Funke

Bank # 010

Transit # 00010

Swift Address: CIBCCATT

and Otto must immediately provide evidence of such payment to Cynthia and Minter Ellison.

6.2

Immediately upon receipt by Cynthia of the Purchase Price from Otto, at Completion Cynthia must pay the Redemption Amount to Irie by telegraphic transfer in cleared funds to the following bank account (unless another bank account is otherwise notified in writing to Cynthia by Irie):

Account Name:

Irie Isle Limited

2000-1055 West Hastings Street

Vancouver, B. C.

V6E 2E9

Bank:

Bank of America NT & SA

New York, N. Y.

ABA: 026 009 593

Swift: BOFAUS3N

Beneficiary Bank:

Canadian Imperial Bank of Commerce

400 Burrard Street

Vancouver, B. C.  V6C 3A6

Attn: Renata Indjic, or Dale Funke

Account Number:

05-91017 (US Acct.),

Attn: Renata Indjic, or Dale Funke
Bank # 010
Transit # 00010
Swift Address: CIBCCATT

and Cynthia must immediately provide evidence of such payment to Irie, Otto and Minter Ellison.

6.3

Only upon receipt from Otto of evidence that the Purchase Price has been paid in accordance with this Agreement and receipt from Cynthia that the Redemption Amount has been paid in accordance with this Agreement, Minter Ellison will immediately deliver or cause to be delivered:

(a)

the Cynthia Documents and the Irie Documents to Otto; and

(b)

the Otto Documents to Cynthia.

6.4

If Minter Ellison does not receive evidence that the Purchase Price has been paid from Otto and the Redemption Amount has been paid from Cynthia, Minter Ellison will continue to hold the Cynthia Documents, Irie Documents and Otto Documents in escrow until instructed in writing by Otto, Cynthia and Irie as to how to dispose of them.

6.5

Cynthia must provide Otto with a receipt of payment of the Purchase Price by facsimile on the date of Completion, and provide Otto with the original receipt promptly but within 5 Business Days of Completion.

6.6

Irie must provide Cynthia and Otto with a receipt of payment of the Redemption Amount by facsimile on the date of Completion, and provide Cynthia with the original receipt promptly but within 5 Business Days of Completion.

7.

FURTHER COMPLETION OBLIGATIONS

7.1

If any act, matter or thing which ought to have been done or document which ought to have been executed or delivered at Completion of the issue by Cynthia of the Interest Shares (or of the redemption by Cynthia of the Irie Preference Shares), is found not to have been done or executed and delivered each Party must, upon request by the other Party after such Completion immediately do or cause to be done that act, matter or thing or execute and deliver or cause to be executed and delivered that document.

16

7.2

If any act, matter or thing is required to be done or any document is required to be executed or provided to Otto to more satisfactorily transfer possession or ownership of the Interest Shares to Otto then Cynthia must, upon request by Otto after Completion immediately do or cause to be done that act, matter or thing or execute and deliver or cause to be executed and delivered that document.

7.3

Any obligation of Otto, Cynthia or Irie under clauses 5 or 6 which is not wholly performed at or before Completion shall survive and not merge upon such Completion if such Completion (notwithstanding non-performance) occurs.

8.

RESIDUAL LIABILITIES POST-COMPLETION

8.1

The Parties acknowledge and agree that liabilities may arise in relation to the AFIP Issue, including without limitation that AFIP may request EO to pay any or all of the "Assumed/Estimated Minimum Income Tax" for fiscal years 2000, 2001, 2002, 2004, 2005, 2006 and 2007. If this occurs:

(a)

EO must pay any amount payable to AFIP or any other third party (including any late penalties, legal fees or the fees of any other advisers, or any government charges incurred in respect of such liability or any expense incurred in complying with clause 8.1(c)) as soon as possible but at the latest within the time specified by AFIP or the relevant third party;

(b)

it is the sole responsibility of Irie and/or Oromin to reimburse EO for any amounts paid under clause 8.1(a). For the avoidance of doubt the Redemption Amount applied under clause 4.2(d) cannot be used to reimburse EO for such payments;

(c)

EO must ensure any inflow of foreign funds into EO for reimbursements under this clause 8.1 must be conducted in accordance with Argentinean Central Bank regulations and preserving Otto's rights under all the agreements executed by the Parties including without but not limited to the Shareholders Agreement.

8.2

The Parties acknowledge and agree that liabilities may arise in relation to the Central Bank Notice Issue including that the Argentine Central Bank may require a non-remunerated mandatory deposit of US$70,000 to be made by EO. If this occurs:

(a)

EO must pay any amount payable to the Argentine Central Bank or any other third party (including any late penalties, legal fees or the fees of any other advisers, any government charges incurred in respect of such liability or any expense incurred in complying with clause 8.2(c)) as soon as possible but at the latest within the time specified by the Argentine Central Bank or the relevant third party;

(b)

it is the sole responsibility of Irie and/or Oromin to reimburse EO for any amounts paid under clause 8.2(a). For the avoidance of doubt the Redemption Amount applied under clause 4.2(d) cannot be used to reimburse EO for such payments; and

(c)

EO must ensure any inflow of foreign funds into EO for reimbursements under this clause 8.2 must be conducted in accordance with Argentinean Central Bank regulations and preserving Otto's rights under all the agreements executed by the Parties including without limitation the Shareholders Agreement.

8.3

The Parties acknowledge and agree that liabilities may arise in relation to the failure of Cynthia, prior to Completion, to keep the register of directors (or a copy thereof) at the registered office of Cynthia, to keep a "Register of Charges" as referred to in clause 9.5 and/or to lodge Idziszek's personal details with the relevant registry in the British Virgin Islands. If this occurs:

(a)

Cynthia must pay any amount payable in respect of such liability (including any late penalties, legal fees or the fees of any other advisers, or any government charges incurred in respect of such liability) as soon as possible but at the latest within the time required by any Government authority; and

(b)

it is the sole responsibility of Irie and/or Oromin to reimburse Cynthia for any amounts paid under clause 8.3(a). For the avoidance of doubt the Redemption Amount applied under clause 4.2(d) cannot be used to reimburse Cynthia for such payments.

9.

CONDUCT PENDING COMPLETION

9.1

In consideration of the rights and obligations of each of the Parties in entering into this Agreement, from the date of this Agreement until Completion :

(a)

Cynthia and EO shall (and Irie shall cause Cynthia and EO to):

(i)

manage and conduct the Santa Rosa Project as a going concern with all due care and in accordance with normal and prudent practice (having regard to the nature of the Santa Rosa Project and the past conduct of the Santa Rosa Project);

(ii)

use best endeavours to maintain the profitability and value of the Santa Rosa Project; and

(iii)

use reasonable commercial efforts to comply with all applicable laws;

(b)

Irie, Cynthia and EO shall not (and, if applicable, Irie shall ensure that Cynthia and EO do not ) , without the prior written consent of Otto and the authorisations required by Laws/Regulations or by the Contract (if applicable), do or permit any of the following to be done (other than as permitted at Completion in respect of clauses 9.1(b)(v) and (vi) and (xi) in accordance with this Agreement) :

(i)

create any fixed or floating charge, debenture, lien (other than a lien arising by operation of law) or other Encumbrance over the whole or any part of the Contract to secure an amount , which separately and in aggregate, is in excess of the Material Amount;

(ii)

borrow any sum in an amount in excess of the Material Amount or which would result in EO's total sums borrowed being in excess of the Material Amount;

(iii)

give any guarantee, letter of comfort or indemnity to secure or assure the liabilities or obligations of any person;

(iv)

sell, transfer, lease, assign or otherwise dispose of a part or the whole of the Contract (or any interest therein), or contract so to do;

(v)

in the case of each of Cynthia and EO only, issue any shares;

(vi)

in the case of Irie only, sell, transfer, lease, assign, redeem or otherwise dispose of any of the Common Shares or Preference Shares;

(vii)

in the case of Cynthia only, sell, transfer, lease, assign, redeem or otherwise dispose of any of Cynthia's shares in EO;

(viii)

in the case of Cynthia and Irie only, grant any options over the Interest Shares, or any of the share capital of Cynthia;

(ix)

in the case of Cynthia and EO only, grant any options over any of the share capital of EO;

(x)

consolidate, sub-divide or convert any of the respective share capital of Cynthia (in the case of Irie or Cynthia) or EO (in the case of Cynthia or EO) or in any way alter the rights attaching thereto;

(xi)

conduct the Santa Rosa Project other than as it has been conducted prior to the date of this Agreement ;

(xii)

in the case of each of Irie or Cynthia, convert all or any of their respective shares in Cynthia or EO into a larger or smaller number of shares;

(xiii)

dispose, or agree to dispose, of the whole, or a substantial part, of its business or property;

(xiv)

charge, or agree to charge, the whole, or a substantial part, of its business or property;

(xv)

resolve to be wound up;

(xvi)

have a liquidator or provisional liquidator appointed;

(xvii)

have a court make an order for the winding up of Cynthia or EO; or

(xviii)

have a receiver, or a receiver and manager appointed in relation to the whole, or a substantial part, of their property,

where a reference to "shares" or any type of shares or share capital in this clause includes all shares in the relevant entity, whether issued or not.

9.2

Until Completion , Otto and its representatives may attend at the Santa Rosa Project or the premises from which the Santa Rosa Project is being conducted to:

(a)

observe the conduct of the Santa Rosa Project and the operations of Cynthia and EO;

(b)

examine and, if desired, copy any of the records, property and affairs of Cynthia and EO; and

(c)

consult the accountant of Cynthia and EO and any employees concerning the Santa Rosa Project and the operations and affairs of Cynthia and EO.

9.3

Where an event or omission occurs which has or may have a material effect on the profitability or value of Cynthia, EO, the Santa Rosa Project, or the Interest Shares, Irie, Cynthia and EO will immediately upon any of them becoming aware of that event give notice to Otto fully describing the event.

9.4

The Parties acknowledge that clauses 9.1 to 9.3 are fundamental to the Agreement and, without limitation to any of its other rights, Otto may terminate this Agreement by notice in writing to any of Irie , Cynthia or EO if there is any breach of the terms of clauses 9.1 to 9.3 by any of Irie, Cynthia and/or EO respectively. This clause does not limit the fundamental nature of any other terms of this Agreement.

9.5

Within 30 Days from the date of this Agreement, Cynthia will establish a "Register of Charges" setting out all charges, mortgages and other Encumbrances over the shares and assets of Cynthia which register will comply with the requirements of s162 of the Business Companies Act 2004 (BVI), and promptly provide Otto with a copy of this Register of Charges.

10.

CONDUCT DURING PRE JOA PERIOD

10.1

During the period commencing on the date of Completion and ending on the Reorganisation Date (the “Pre JOA Period”) the rights and obligations of the Parties and the conduct of operations on the Contract by EO shall be governed by and conducted in accordance with the Shareholders Agreement and the Cynthia/EO Operating Agreement.

20

10.2

The Parties acknowledge that:

(a)

subject to clauses 10.2(b) and (c), Otto and Irie will be severally liable for payment of the Haimila Royalty in amounts proportional to the percentage interest held respectively by (as applicable):

(i)

Otto and Irie in Cynthia; or

(ii)

the Otto Subsidiary and EO in the Contract ;

(b)

in the event that at any time Oromin acquires a part or whole of the interest in the Haimila Royalty from Dr Norman Haimila for Aurora Projects International, Otto's obligation to pay its proportionate amount of such relevant part of or all of the Haimila Royalty will terminate immediately; and

(c)

in the event that Otto acquires a part or whole of the interest in the Haimila Royalty from Dr Norman Haimila for Aurora Projects International at any time, Oromin's obligation to pay its proportionate amount of such relevant part of or all of the Haimila Royalty will terminate immediately.

11.

REORGANISATION OF THE SANTA ROSA PROJECT

11.1

The Parties agree that, provided:

(a)

it is legally possible under Argentinean law to do so; and

(b)

Otto is not then in default of its obligations under this Agreement and/or the Shareholders Agreement ,

Otto may, but is under no obligation to, during the Pre JOA Period and at any time after Completion, give written notice to Irie, EO and Cynthia that Otto has elected to take a direct interest in the Contract (Reorganisation).

11.2

After receipt of the notice pursuant to clause 11.1, the Parties must use best endeavours to procure the following :

(a)

EO, Otto and/or the Otto Subsidiary (as applicable) must obtain all approvals required in order for EO to transfer to the Otto Subsidiary, and for Otto Subsidiary to hold, a direct percentage interest in the Contract , including, if necessary, obtaining qualification of Otto as a foreign corporation before the GIC and any ancilliary registrations with applicable tax authorities; and

(b)

Otto, Cynthia, Irie and/or Oromin must obtain all approvals required under British Virgin Island Laws/Regulations to the transfer of the Interest Shares to Irie.  The Parties agree that Otto may elect for Reorganisation to proceed by the buy-back of the Interest Shares by Cynthia rather than transfer of Interest Shares to Irie, in which case clauses 11 and 12 apply mutatis mutandis .

For the avoidance of doubt, nothing in this clause 11.2 obliges EO to continue with Reorganisation if EO is required to accept a revised Contract which contains terms which are  less favourable than terms of the Contract which is in existence immediately prior to Reorganisation being initiated.

11.3

Immediately upon procuring each approval in clause 11.2, the relevant Party must furnish to each other Party documents evidencing that such approval has been procured. Immediately after the last of these approvals have been obtained, Otto must provide notice in writing to Irie, with a copy to Oromin, that the Reorganisation Completion will proceed ( Reorganisation Notice Date ).

12.

REORGANISATION COMPLETION

12.1

Reorganisation Completion must occur at the offices of Oromin at Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9 .

12.2

EO and Otto must execute the Joint Operating Agreement on or before Reorganisation Completion, and the Joint Operating Agreement must take effect from the Reorganisation Completion.

12.3

The obligation of EO at Reorganisation Completion is to transfer to Otto (or its nominee) good title to a direct percentage interest in the Contract equivalent to the percentage interest held by Otto in Cynthia at the time of the Reorganisation in consideration for Otto paying EO US$1. Accordingly, and without limitation, EO must deliver or cause to be delivered to Otto at Reorganisation Completion:

(a)

the authorization of the transfer by the relevant enforcing authority;

(b)

the resolution of the EO Board granting the Contract in favour of EO and Otto Subsidiary;

(c)

all other documents required to assign the percentage interest in the Contract, executed as necessary, including any such documents reasonably requested by Otto to EO in writing prior to Reorganisation Completion;

(d)

a tax invoice for US$1; and

(e)

US$1 paid pursuant to 12.4.

12.4

The obligation of Otto at Reorganisation Completion is to transfer to Irie good title to the Interest Shares in consideration for Irie paying Otto US$1. Accordingly, and without limitation, Cynthia must obtain the consent of the directors and/or shareholders of Cynthia (as required under Cynthia  M&A) to the transfer of the Interest Shares to Irie, and Otto must deliver or cause to be delivered to Irie at Reorganisation Completion:

(a)

the share certificates for the Interest Shares;

(b)

instruments of transfer of the Interest Shares in favour of Irie which have been duly executed by Otto and are in registrable form;

(c)

a tax invoice for US$1;

(d)

US$1 paid pursuant to clause 12.3; and

(e)

the Otto Deed executed by the Otto Subsidiary.

12.5

 In respect of Reorganisation Completion:

(a)

the obligations of the Parties under this Agreement are interdependent; and

(b)

all actions required to be performed are taken to have occurred simultaneously on the date of Reorganisation Completion.

12.6

Otto must provide Irie with a receipt of payment made pursuant to clause 12.3 and Irie must provide Otto with a receipt of payment made pursuant to clause 12.4. Each receipt must be provided promptly but within 1 Business Day of Reorganisation Completion.

12.7

Each of Oromin, Cynthia, Irie, Otto and EO have consented to, and, at Otto’s sole expense, will take all steps necessary to effect, the Reorganisation, including by procuring any company which they each control take all necessary steps as soon as reasonably practicable after the Reorganisation Notice has been issued to effect the Reorganisation. In respect of all reasonable costs incurred by Oromin, Cynthia, Irie or EO to effect the Reorganisation (Reorganisation Costs):

(a)

subject to clause 12.7(b), Otto must promptly reimburse Oromin, Cynthia, Irie or EO (as applicable) for all Reorganisation Costs provided that Oromin, Cynthia, Irie or EO (as applicable) provide all relevant receipts and tax invoices to Otto within 60 Days of Reorganisation Completion (Reorganisation Invoices);

(b)

Otto may inspect the Reorganisation Invoices, and, if Otto (acting reasonably) deems it appropriate, Otto at its cost may elect to appoint an independent auditor to review the Reorganisation Costs incurred. If the independent auditor verifies the Reorganisation Costs against the Reorganisation Invoices, Otto must promptly pay the Reorganisation Costs in accordance with clause 12.7(a). Otherwise, if Oromin, Cynthia, Irie or EO (as applicable) disagree with the amount to be paid as determined by the independent auditor, the Parties must endeavour to agree the amount of Reorganisation Costs to be paid by Otto. If agreement of such amount cannot be reached within 10 Business Days of the decision by the independent auditor, the Parties (at the equal cost of Oromin and Otto) must appoint an independent expert to promptly determine the Reorganisation Costs to be paid. The decision of the independent expert will be final and binding.

23

12.8

After the Reorganisation, EO, Cynthia, the Otto Subsidiary and Otto will do all things necessary to:

(a)

update all public and private registers and records relating to the Contract to reflect it being jointly held by EO and the Otto Subsidiary in the correct proportions; and

(b)

assign to the Otto Subsidiary by public deed  the relevant participating interest in all contracts, agreements and other arrangements (Arrangements) previously entered into by EO alone in relation to the Santa Rosa Project . If it is not possible to assign the relevant interest in an Arrangement to the Otto Subsidiary, EO acknowledges and agrees that it holds the Otto Subsidiary's participating interest in that Arrangement on trust for the Otto Subsidiary.

13.

WARRANTIES

13.1

Oromin, Irie , Cynthia and EO each represent and warrant to Otto that the warranties and representations set out in item 1 of Schedule 1 are true, complete and accurate as at the date of this Agreement and as at each of the date of Completion , and the Reorganisation Date, unless indicated otherwise in item 1 of Schedule 1.

13.2

Otto represents and warrants to Oromin, Irie, Cynthia and EO that the warranties and representations set out in item 2 of Schedule 1 are true, complete and accurate as at the date of this Agreement and as at each of the date of Completion, and the Reorganisation Date , unless indicated otherwise in item 2 of Schedule 1.

14.

INDEMNITIES

14.1

Oromin, Cynthia, Irie and EO each indemnifies Otto against any claim or liability which may be incurred or sustained by Otto in connection with any default or delay by Cynthia, Irie and/or EO (as applicable) in the due and punctual performance of any of their respective obligations under this Agreement or the breach of any warranties as given in this Agreement.

15.

DISPUTE RESOLUTION

15.1

If a dispute or difference arises between Otto and the other Parties arising from this Agreement the Parties shall meet on a bona fide basis to seek to resolve such dispute or difference. If the dispute or difference cannot be resolved by the Parties then the Parties will settle the dispute by arbitration by one arbitrator pursuant to and under the rules of the London Court of International Arbitration , London.

15.2

The decision of the arbitrator shall be final and binding on the Parties, their successors and assigns. Such award shall not be subject to appeal to any other court or body and the Parties shall forthwith give it full effect. The arbitral award shall deal with the question of the costs of arbitration and all matters related thereto.

24

16.

CONFIDENTIALITY

16.1

Unless agreed in writing by all Parties, this Agreement and its terms and all information obtained in relation to the Santa Rosa Project must be kept confidential as between the Parties and must not be disclosed by a Party other than to a Related Corporation or to the minimum extent required by any applicable law or the requirements of any regulatory body or the rules of any stock exchange which are applicable to that Party or its Related Corporations or to a bona fide potential assignee of the whole or any part of that Party’s Interest.

16.2

A Party intending to make a public announcement or statement with respect to the Santa Rosa Project shall use its best endeavours to provide a copy of the proposed announcement or statement to the other Parties prior to release. Each Party must promptly consult with the other Parties prior to release of any public announcement and statement, regarding the wording and timing of any such public announcement and statement by all or any of them relating to the Santa Rosa Project.

16.3

The provisions of this clause 16 will continue to bind each Party for a period of 5 years following the earlier of the date of termination of this Agreement or the date that the Party ceases to be a Party to this Agreement.

17.

FORCE MAJEURE

17.1

The term "force majeure" means any cause (other than insufficiency of funds) beyond the reasonable control of the Party concerned including act of God, industrial dispute, war, act of public enemies, riot, civil commotion or disturbance, fire, flood, storm and other damage caused by the elements, earthquake, explosion, or any action or inaction of any government or other competent authority, serious interruption in transport or breakdown of essential equipment or other material or services.

17.2

If a Party is rendered unable wholly or in part by force majeure to observe or perform its obligations under this Agreement, that Party must give prompt notice to the other Parties of the date and specific nature of the occurrence and, as far as possible, the estimate of its duration and the obligations of that Party will, insofar as they are affected by the force majeure, be suspended for the continuance of the force majeure. For the avoidance of doubt, the date of Completion may be delayed for the same period that any force majeure continues.

18.

NOTICES

18.1

All notices, requests, demands or other communications under or for the purposes of this Agreement must be in writing and delivered or sent by facsimile to the address or facsimile number of the Party set out in clause 18.3 or to such other address or facsimile number as that Party may from time to time notify to the other Parties for the purpose of this clause.

25

18.2

A notice given in accordance with clause 18.1 will be treated as having been received:

(a)

if hand delivered, when delivered; and

(b)

if sent by facsimile, on production of a correct and complete transmission report from the despatching machine which indicates that the transmission was sent in its entirety to the facsimile number of the recipient notified for the purpose of this clause.

18.3

The address and facsimile number of each Party is as follows:

Otto Energy Limited:

Attention:

Alex Parks

Address:

32 Delhi Street

West Perth Western Australia 6005

Facsimile:

+ 61 8 6467 8801

Copy to:

Richard King and Jaap Poll

Oromin Explorations Limited, Irie Isle Limited, Cynthia Holdings Limited and Exploraciones Oromin SA:

Attention:

Julio Pulisich

Address:

c/o Torre Pulisich, Rivadavia No. 42, 1 Piso Of. 1, Diudad  (M550GHB), Mendoza, Argentina

Facsimile:

011-54-261-420-0262

with copies to

Attention:                Chet Idziszek & J.G. Stewart

Address:                Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia Canada V6E 2E9

Facsimile:              +1 604 331 8773

19.

PARENT COMPANY GUARANTEE

In consideration of Otto entering into this Agreement at the request of Oromin, Oromin unconditionally and irrevocably guarantees to Otto the due and punctual performance by each of Irie , Cynthia and EO of their respective obligations under this Agreement and separately and as principal obligor indemnifies Otto against any claim or liabilities which may be incurred or sustained by Otto in connection with any default or delay by any of Irie , Cynthia or EO in the due and punctual performance of any of their obligations under this Agreement or any breach of warranty given under this Agreement .

26

20.

COSTS AND STAMP DUTY

20.1

Each Party must pay its own costs and expenses (including legal costs) in connection with the preparation, negotiation, execution and delivery of this Agreement.

20.2

Any stamp duty payable in respect of this Agreement (including any costs of EO in registering the Agreement in Argentina) will be borne by Otto.

21.

GENERAL

21.1

This Agreement constitutes the entire agreement between the Parties in relation to its subject matter and supersedes all prior agreements and understandings between the Parties with respect to those matters.

21.2

This Agreement may only be amended in writing signed by all the Parties and not in any other manner.

21.3

No waiver or relaxation by a Party of any of the terms and conditions of this Agreement will be effective unless it is in writing signed by that Party and then will be effective only in the specific instance and for the purpose for which it is given. The delay or default on the part of a Party in exercising any power, right or remedy conferred upon that Party under this Agreement will not operate as a waiver of it or any other right hereunder or affect or impair the Party’s right to enforce that power, right or remedy at any time. A single or partial exercise of any power, right or remedy does not preclude any other or further exercise of it or any other power, right or remedy.

21.4

Each Party must sign, execute, deliver and do all deeds, documents, instruments and acts reasonably required of it to carry out and to give full effect to this Agreement and the rights and obligations of the Parties under it.

21.5

If a provision of this Agreement is prohibited, invalid or unenforceable in a jurisdiction, that provision will, as to that jurisdiction, be ineffective to the extent of prohibition, invalidity or unenforceability without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of that provision in any other jurisdiction.

21.6

Subject as provided in this Agreement, this Agreement is binding upon and inures for the benefit of the Parties and their respective successors and permitted assigns.

21.7

This Agreement is governed by and construed in accordance with the laws of British Columbia and each Party submits to the non-exclusive jurisdiction of the courts of British Columbia and of all courts competent to hear appeals from the courts of British Columbia in respect of all proceedings arising in connection with this Agreement.

21.8

A Party may only assign its rights or obligations under this Agreement with the prior written consent of the other Parties, such consent not to be unreasonably withheld.

27

21.9

This Agreement may be executed in any number of counterparts and each such counterpart shall be deemed an original Agreement for all purposes, provided that no Party shall be bound to this Agreement unless and until all Parties have executed a counterpart.

28

EXECUTED as an agreement.

EXECUTED BY OTTO ENERGY LIMITED in accordance with Section 127 of the Corporations Act

Director – Signed: “Jacob J.K. Poll”	~~Director~~/Secretary – Signed: “Emma McCorrmack”
Print Name – Jacob J.K. Poll	Print Name – Emma McCormack

EXECUTED BY OROMIN EXPLORATIONS LTD

Director – Signed: “Chet Idziszek”	Director/Secretary
Print Name – Chet Idziszek	Print Name

EXECUTED BY IRIE ISLE LIMITED

Director – Signed: “Chet Idziszek”	Director/Secretary
Print Name – Chet Idziszek	Print Name

29

EXECUTED BY CYNTHIA HOLDINGS LIMITED

Director – Signed: “Chet Idziszek”	Director/Secretary
Print Name – Chet Idziszek	Print Name

EXECUTED BY EXPLORACIONES OROMIN S.A.

Director – Signed: “Chet Idziszek”	Director/Secretary
Print Name – Chet Idziszek	Print Name

SCHEDULE 1

REPRESENTATION AND WARRANTIES

ITEM 1 OROMIN , IRIE, CYNTHIA AND EO REPRESENTATIONS AND WARRANTIES

Oromin, Irie, Cynthia and EO each jointly and severally represent and warrant to Otto that:

(a)

Each of Oromin , Irie, Cynthia and EO is a corporation duly incorporated and validly subsisting and in good standing under the laws of its jurisdiction of incorporation;

(b)

Each of Oromin , Irie, Cynthia and EO has the power, capacity and authority to enter into and perform this Agreement and all transactions contemplated herein and to take all actions required of each respective Party under this Agreement and all corporate and other actions required to authorise each respective Party to enter into and perform this Agreement have been properly taken;

(c)

As at the date of this Agreement and at the date of Completion: Irie is the sole registered legal and beneficial owner of 100% of the issued and authorised shares of Cynthia, all of which shares are fully paid, validly issued and are free and clear from all liens, mortgages, charges, pledges, security interests , Encumbrances, equities and other third party interests of whatsoever nature and there are no agreements, options, warrants, rights of conversion, rights of pre-emption or similar rights or other rights pursuant to which (a) Irie is or may become obligated to sell, transfer or assign any shares or other securities of Cynthia to any person other than Otto or (b) Cynthia is required to issue shares other than in accordance with this Agreement;

(d)

Of the 100% issued shares of EO, 50,000 shares in EO are held by Idziszek who holds these 50,000 shares on trust for Cynthia, and 1,950,000 shares are held by Cynthia as the sole legal and beneficial owner. All of these shares are fully paid, validly issued and are free and clear from all liens, charges, security interests and Encumbrances whatsoever and there are no agreements, options, warrants, rights of conversion, rights of pre-emption or similar rights or other rights pursuant to which each of B&S Fiduciaria, Idziszek or Cynthia is or may become obligated to sell, transfer or assign any shares or other securities of EO to any person or (b) EO is required to issue shares;

(e)

As at the date of execution of this Agreement As at the date of this Agreement and at the date of Completion, there are issued in the capital of Cynthia 1212.415 Common Shares and 21,462 Preference Shares and there are authorised in the capital of Cynthia 10,000 Common Shares and 100,000 Preference Shares. Immediately after Completion there will be issued in the capital of Cynthia 1795.638 Common Shares and 21,462 Preference Shares minus the Irie Preference Shares, and there will be authorised capital of Cynthia of 9,416.777 Common Shares and 100,000 Preference Shares. The certified copy of the current share register of Cynthia provided to Otto at Completion is a true, complete and accurate reflection of the current shareholdings in Cynthia ;

(f)

The Interest Shares constitute 32.48% of the issued Common Shares of Cynthia and 32.48% of the authorised Common Shares of Cynthia;

(g)

All assets of Cynthia are free from all liens, mortgages, charges, pledges, Encumbrances, equities and other third party interests of whatsoever nature . Cynthia’s only material asset is its legal and beneficial ownership of 1,950,000  issued shares of EO, and beneficial ownership of 50,000 issued shares of EO, and Cynthia conducts no other business except its business in relation to its ownership of the shares in EO;

(h)

With the exception of EO, Cynthia has no subsidiaries and has no interest in the share capital of any other company ;

(i)

EO’s only material asset is its interest in the Contract and EO conducts no other business except its business in relation to the Santa Rosa Project;

(j)

EO is legally entitled to hold the Contract.

(k)

EO has obtained all permits, approvals and consent from any relevant government body or third party organisation to hold the Contract including without limitation, any environmental approvals, surveys and issuance of formal title required.

(l)

EO has no subsidiaries and has no interest in the share capital of any other company ;

(m)

Cynthia has obtained qualification before the GIC in respect of EO;

(n)

Except for EO, no person, firm, corporation or other entity of any kind whatsoever has any form of right to explore, develop or otherwise exploit the Contract;

(o)

Cynthia and EO each do not trade under any name other than their own corporate name;

(p)

Cynthia and EO are not in default in any respect under any material contracts, leases, or agreements or other indentures (including, without limitation, the Surge Agreement, the Surge Transfer Agreement and the agreements listed in items (i) to (iv) of warranty (r) below (Havana Letter Agreements)) to which Cynthia or EO is a party or by which EO is bound, and there exists no state of facts which, after notice or lapse of time or both, would constitute such a default;

(q)

Except for the Haimila Royalty, EO has not sold, transferred, assigned, Encumbered , conveyed, leased, licensed or otherwise disposed of the Contract or agreed to do any of these things or granted an option to any person to purchase the Contract or any interest in the Contract;

(r)

Only the following agreements have been ratified by Cynthia's board of directors:

(i)

Letter Agreement dated 5 February 2003 between Cynthia and Bible Resources Limited, the Havana Group Inc and Irie;

(ii)

Letter Agreement dated 30 April 2003 between Cynthia and Bible Resources Limited, the Havana Group Inc and Irie;

(iii)

Letter Agreement dated 31 April 2003 between Cynthia and Bible Resources Limited, the Havana Group Inc and Irie;

(iv)

Trust Agreement dated 2 November 2004 between Cynthia and Idziszek; and

(v)

the Surge Transfer Agreement,

and Cynthia has not entered into any other material contracts, leases or agreements or other indentures with the exception of the Surge Agreement, which has been validly executed by all relevant parties;

(s)

EO has not entered into any other material contracts, leases or agreements or other indentures with the exception of the agreements referred to in warranty (x) below;

(t)

There are no adverse claims or challenges of any kind whatsoever, including without limitation claims or challenges by third parties, against or to the ownership of, or title to, the shares of Cynthia , the shares of EO or the Contract, nor is there any basis for any such adverse claims or challenges , that if determined adversely, would have a material adverse effect on the ownership or use thereof;

(u)

To the best of their knowledge, neither Cynthia nor EO   has been nor is in breach in any respect of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever, including without limitation environmental laws, ordinances, statutes, regulations, by-laws, orders or decrees with the exception of the AFIP Issue and Central Bank Notice Issue detailed in warranty (aa). In particular:

(i)

Cynthia has kept and is keeping the register of directors or a copy thereof at the registered office of Cynthia as required by the BVI Business Companies Act 2004; and

(ii)

all resolutions of Cynthia's board of directors are effective as:

(A)

each resolution is validly passed and registered; or

(B)

each resolution had been subsequently ratified by all directors of Cynthia ;

(v)

The execution and delivery of this Agreement, the performance of the obligations of Oromin , Irie , Cynthia and EO under this Agreement and the completion of the transactions contemplated under this Agreement will not:

(i)

conflict with, or result in a breach of or the acceleration of any indebtedness under, or constitute a default under, any indenture, mortgage, agreement, lease, licence or other instrument of any kind whatsoever to which Oromin, Irie, Cynthia or EO is a party or by which Oromin, Irie, Cynthia or EO is bound, or any judgment or order of any kind whatsoever of any court or administrative body of any kind whatsoever by which Oromin, Irie, Cynthia or EO is bound, which would have a material adverse effect on this Agreement and the completion of the transactions contemplated hereunder; or

(ii)

to the best of their knowledge, result in a violation of any law or regulation of any kind whatsoever by Oromin, Irie, Cynthia or EO , which would have a material adverse effect on this Agreement and the completion of the transactions contemplated hereunder;

(w)

Cynthia has no liabilities, whatsoever, whether contingent or accrued and whether or not determined or determinable (including any royalty, financial or other liability, or annual sustaining fees and corporate service fees charged by British Virgin Islands (BVI) counsel);

(x)

EO has no liabilities whatsoever, whether contingent or acquired and whether or not determined or determinable (including any royalty, financial or other liability), other than the following liabilities:

(i)

obligations under the terms of the Contract;

(ii)

the Haimila Royalty;

(iii)

obligations under the loan agreement dated February 14, 2008 between EO and Oromin; and

(iv)

obligations under the EMEPA Agreement ;

(v)

liabilities incurred in the normal course of EO’s business under the Material Amount per annum;

(vi)

the USD100,000 bonus we have agreed to pay to Carlos Martinez Lopez on a commercial discovery of hydrocarbons, where "commercial discovery" has the meaning defined in the JOA;

(vii)

Carlos Lopez's monthly retainer of USD12,500;

(viii)

the monthly retainer of USD5,000 payable to Torre Pulisich;

(ix)

any costs incurred in the preparation of the environmental impact study;

(x)

all amounts paid to Dr Norman Haimila under his consulting/employment contract;

(xi)

including, without limitation, all governmental taxes, royalties or assessments whether currently existing or imposed subsequent to the date of this Agreement; and

(xii)

any costs incurred by Dr Armando Surballe for the negotiation with surface owners;

(y)

The Accounts:

(i)

attached in Annexure E are true, complete and accurate copies of the Accounts;

(ii)

disclose a true and fair view of the assets, liabilities, state of affairs and the financial position of EO as at their date and for the period ending on that date (including appropriate provision for tax liabilities);

(iii)

have been prepared in accordance with the accounting policies and practices previously applied by EO ’s auditors or accountants and consistent with generally accepted accounting principles and all applicable laws; and

(iv)

contain proper and adequate provision for and full disclosure of all liabilities, whether actual, contingent or otherwise as at their date;

(z)

The financial performance of EO disclosed in the Accounts is not affected by any unusual or non-recurring items and no material changes have occurred in the business of each of the Santa Rosa Project or EO, or in the liabilities or the financial performance of the Santa Rosa Project and EO from that disclosed by the Accounts, other than the reasonable costs which have been incurred by EO in the maintenance and operation of the Contract from 29 February 2008 to Completion. Documentation of such reasonable costs has been provided to Otto;

(aa)

Since the balance date of the latest Accounts, there has been no occurrence which has or will (either itself or together with any other occurrence) materially and adversely affect the assets, liabilities, value, financial position, profitability or prospects of the Santa Rosa Project, or EO or the ability of EO to conduct the Santa Rosa Project other than occurrences in financial, political, or economic conditions affecting all investments and businesses in Argentina generally except:

(i)

the AFIP Issue which must be addressed in accordance with clause 8.1; and

(ii)

the Central Bank Notice Issue which must be addressed in accordance with clause 8.2;

(bb)

Notwithstanding the failure by Cynthia since 2005 to prepare financial statements or accounts, or to lodge such financial statements or accounts with the appropriate authorities:

(i)

such failure to prepare and/or lodge such financial statements or accounts with the appropriate authorities will not result in any adverse legal consequences or penalties in either the British Virgin Islands or Argentina;

(ii)

Oromin, Irie and/or Cynthia (as applicable) have disclosed to Otto a true and fair view of the assets, liabilities, state of affairs and the financial position of Cynthia (including disclosure of any tax liabilities);

(iii)

Oromin, Irie and/or Cynthia (as applicable) have made proper and adequate provision for and full disclosure of all liabilities of Cynthia, whether actual, contingent or otherwise, to Otto;

(iv)

financial performance of Cynthia has not been affected by any unusual or non recurring items and no material changes have occurred in the business of Cynthia, or in the liabilities or the financial performance of Cynthia and EO which has not been disclosed in writing to Otto prior to the date of execution of this Agreement;

(v)

there has been no occurrence which has or will (either itself or together with any other occurrence) materially and adversely affect the assets, liabilities, value, financial position, profitability or prospects of Cynthia or the ability of Cynthia to conduct the Santa Rosa Project other than occurrences in financial, political or economic conditions affecting all investments and businesses in the BVI generally;

(cc)

Since 2005:

(i)

Cynthia has carried on business in the ordinary and usual course and has not entered into any contracts or arrangements other than in the ordinary and usual course of carrying on business;

(ii)

Cynthia has not incurred or undertaken any actual or contingent liabilities or obligations, including tax, except in the ordinary and usual course of business;

(iii)

Cynthia has not acquired or disposed of or dealt with any assets, nor has it entered into any agreement or option to acquire or dispose of any assets other than in the normal course of business for full market value;

(iv)

except in the ordinary and usual course of business, Cynthia has not borrowed money;

(v)

except by operation of law or in the ordinary and usual course of its business, Cynthia has not granted any Encumbrance over any of its assets;

(vi)

no loans have been made nor bonuses paid by Cynthia to its members or directors, nor have any advances or loan money been accepted from any of its members or directors; and

(vii)

no resolutions have been passed by the members or directors of Cynthia except in the ordinary and usual course of business of Cynthia and those necessary to give effect to this Agreement.

(dd)

Cynthia has not provided any letter of comfort or made any representation or given any undertaking to any person in respect of the obligations or solvency of any other person or in support of or as an inducement to or otherwise in connection with the provision of financial accommodation, whether or not considered by Cynthia to be legally binding.

(ee)

Oromin, Irie, Cynthia and EO have provided to Otto full details in complete terms of every contract under which Cynthia receives, or is entitled to receive, financial accommodation from any person.

(ff)

In the tax warranties (gg) to (ii):

(i)

Tax Authority means any government, semi-government, administrative, municipal, statutory, fiscal or judicial body, department, commission, authority, tribunal, agency, entity or person responsible for the collection of any tax or administration of any Tax Law.

(ii)

Tax Law means any applicable law, including without limitation any common law, statute, statutory instrument, treaty, regulation, directive, decision, by-law, circular, code, guidance, interpretation note, plan, order, notice, demand, decree, injunction, resolution or judgment in relation to any Tax.

(iii)

Tax means any tax (including any income tax, capital gains tax, value-added tax, sales tax, property tax, donations tax, secondary tax on companies or otherwise) levy, assessment, tariff, duty (including any customs duty) or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Tax Authority.

(gg)

All rents, rates, Taxes, duties, levies, charges and other assessments charged or chargeable against Cynthia and/or EO (including any interest and/or penalties relating to such rents, rates, Taxes, charges and other assessments) which are due have been paid when due.

(hh)

There is no material dispute or disagreement outstanding with any Tax Authority regarding liability or potential liability to any Tax recoverable from Cynthia and/or EO or regarding the availability of any relief from Tax to Cynthia and/or EO with the exception of the AFIP Issue and Central Bank Notice Issue detailed in warranty (aa), and there are no circumstances which make it likely that any such dispute or disagreement will arise.

(ii)

Each of Cynthia and EO has:

(i)

complied with all obligations imposed on Cynthia or EO (as applicable) by any Tax Law;

(ii)

paid, or Cynthia's or EO's (as applicable) accounts fully provide for, all Tax which Cynthia or EO (as applicable) is or may become liable to pay in respect of the period up to and including the date of Completion;

(iii)

filed, lodged or submitted all Tax returns and information regarding Tax and Tax matters as and when required by Tax Law or requested by any Tax Authority;

(iv)

maintained sufficient and accurate records and all other information required to support all Tax returns and information which has been or may be filed, lodged or submitted to any Tax Authority or is required to be kept under any Tax Law;

(v)

complied with all of its obligations under any statutory provisions or Tax Law requiring the deduction or withholding of Tax from amounts paid by Cynthia or EO (as applicable), whether on its own behalf or as agents, and has properly accounted for any Tax so deducted or withheld to any Tax Authority (other than amounts which have yet to become payable); and

(vi)

complied with all its obligations to register for the purposes of any Tax Law.

(jj)

The records of Cynthia, EO and the Santa Rosa Project and the records which relate to the Contract:

(i)

have been fully and properly maintained and contain due records of all matters required to be entered by prudent business practice;

(ii)

do not contain or reflect any material inaccuracies or discrepancies; and

(iii)

the Contract attached in Annexure F is a true, complete and accurate copy of the Contract, and that the Contract (as attached) has not been revised or amended;

(kk)

All written information which has been or will be, prior to the Reorganisation Date, given by or on behalf of Oromin , Irie , Cynthia or EO to Otto or its advisors with respect to Cynthia, EO and the Santa Rosa Project is, to the best of their knowledge, complete, true and accurate;

(ll)

Oromin, Irie, Cynthia and EO have provided to Otto all information which would reasonably be required by, or be considered relevant to, a purchaser seeking to purchase the Interest Shares, and possibly a direct interest in the Contract , and determine the true value thereof;

(mm)

To the best of their knowledge, each statement and all information provided to Otto and its representatives in relation to Cynthia (including all corporate records of Cynthia provided to Cynthia's registered agent, Harneys Corporate Services Limited, ( Harneys )), EO and the Santa Rosa Project is true, complete and accurate;

(nn)

There is no fact, matter or circumstance known to Oromin, Irie, Cynthia or EO which renders in any material respect any of the information referred to in warranties (z) to (bb) misleading and Oromin, Irie, Cynthia and EO have not purposely nor knowingly withheld any information which might be reasonably considered to materially affect the value of the Cynthia shares, EO and/or the Contract .

(oo)

EO has not received any notice from any government agency alleging that it has violated or is violating any law or regulation to which the Santa Rosa Project is subject (including any environmental law or regulation), nor has EO received any order, declaration, report, recommendation or approved proposal from any other third party which would materially affect the use of the Contract;

(pp)

Each of Cynthia and EO have operated in the ordinary course of business and, without limiting the foregoing, neither have acquired nor disposed of, or agreed to acquire or dispose of, any material liabilities or committed to obligations other than in the ordinary course of business, or charged or encumbered in any material way the Contract or any interest of EO therein;

(qq)

Neither Oromin, Irie, Cynthia nor EO is insolvent or has committed an act of bankruptcy, proposed a compromise or arrangement to its creditors generally, had any petition for the granting of a receiving order in bankruptcy filed against it, made a voluntary assignment into bankruptcy or taken any proceeding to have itself wound-up or declared bankrupt or to have a receiver appointed in respect of all or any portion of its assets or commenced proceedings for any amalgamation, continuation or other corporate reorganisation;

(rr)

There are no pension, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever with respect to the directors, offices or employees of Cynthia or EO and there are no labour contracts or collective agreements with respect to any employee of Cynthia or EO, nor any labour grievance procedures, labour disputes or strikes or union organisation campaign, pending or threatened against Cynthia or EO;

(ss)

Neither Cynthia nor EO currently nor previously have:

(i)

employed  Dr Norman Haimila or any other individual other than in accordance with Law/Regulations; or

(ii)

engaged any contractors, with the exception of EO engaging EMEPA S.A., a company incorporated in the Argentine Republic, pursuant to the EMEPA Agreement;

(tt)

Cynthia and/or EO are not engaged in any prosecution, litigation or arbitration proceedings;

(uu)

There is no unsatisfied judgment, order, writ of execution, arbitral award or decision of any court, tribunal or arbitrator against Cynthia or EO ;

(vv)

There is no outstanding claim, demand, dispute, litigation, arbitration, prosecution or investigation:

(i)

pending; nor

(ii)

to the best of the knowledge of Oromin, Irie, Cynthia or EO, threatened (or any basis for such claim, demand, dispute, litigation, arbitration, prosecution or investigation existing) ,

against or in respect of the Santa Rosa Project or the Contract or any employee of Cynthia or EO;

(ww)

Each insurance policy held by EO is currently in full force and effect and all applicable premiums paid;

(xx)

EO is insured with insurance companies duly authorised to carry on insurance business:

(i)

for the full replacement or reinstatement value of all its insurable property against fire, earthquake and other risk normally insured against by persons carrying on the same nature of business as that carried by EO; and

(ii)

in relation to matters not involving insurable property, for amounts against those risks (including workers compensation, product liability and public liability) normally insured against by persons carrying on the same nature of business as that carried on by EO;

(yy)

No claim is pending in respect of any policy of insurance;

(zz)

The insurance effected by EO does not cover any asset not owned or used by Cynthia and EO and does not cover any risks or liabilities other than those which may be incurred by EO;

(aaa)

EO has not been notified by any insurer that it is required or it is advisable for it to carry out any maintenance, repairs or other works in relation to the Contract;

(bbb)

Each of Cynthia and EO have effected all insurances required by law to be effected by it;

(ccc)

The Havana Letter Agreements:

(i)

have been validly terminated and are of no further effect;

(ii)

did not convey or transfer to any party any legal or beneficial interest in the Contract, the shares or assets of EO or Cynthia;

(ddd)

Under the Surge Transfer Agreement, notwithstanding that clause 1 of the Surge Transfer Agreement states "Surge shall sell, assign, transfer and deliver to Oromin, Cynthia and/or Idziszek…all of Surge's interest in the Cynthia Holdings Shares…":

(i)

Surge transferred to Irie only (in accordance with clause 4 of the Surge Transfer Agreement) all of Surge's legal and beneficial right, title and interest in Cynthia (being 212.415 Common Shares) originally acquired by Surge under the Surge Agreement; and

(ii)

the Surge Agreement is of no further effect.

(eee)

The 212.415 Common Shares owned by Surge have been validly transferred to Irie, the relevant share certificate surrendered and all documentation completed and lodged as necessary to complete this transfer;

(fff)

No third party (including Surge, Irie, Bible Resources Limited, Oromin or Idziszek (as applicable)) has any present or contingent claim or right under the Surge Agreement, the Surge Transfer Agreement or the Havana Letter Agreements. In particular, under the Surge Transfer Agreement, Surge, Oromin, Cynthia and Idziszek have no direct or indirect interest in the Santa Rosa Property (as defined under the Surge Transfer Agreement);

(ggg)

No consent, approval, authorisation, order, registration, notification or qualification of or with any court, government, agency, stock exchange or other regulatory authority or any other third party is required by Oromin, Irie, EO or Cynthia for the consummation of the transactions contemplated herein that has not been given or waived prior to the date of Completion ;

(hhh)

The Contract is in good standing with respect to all material filings, and all taxes, charges and assessments required in respect thereof have been paid in full as are required under all applicable laws and regulations of the Republic of Argentina and all filings, payments and recordings required to be made with any governmental agency to maintain the Contract in good standing have been made and no default has been alleged in respect thereto;

(iii)

EO is the legal and beneficial owner of the Contract and, has been granted the required entry permit. EO accordingly has the right of access thereto, subject only to obtaining environmental approval and the survey being completed . The Contract and such right of access will be free and clear of all liens, charges, Encumbrances, restrictive covenants, reservations and agreements in respect thereof which would have a material adverse effect on the intended use or value of the Contract;

(jjj)

The Contract was acquired by EO in compliance with each applicable procedure and law of the Republic of Argentina, including, but not limited to, all applicable provincial and national laws and regulations with the exception of the financial statements of EO filed on 29 February 2008 which were filed late; and

(kkk)

The Contract and its existing and prior uses comply with, and EO is not in violation of, nor has it violated any applicable federal, provincial, municipal or local laws, regulations, orders or approvals, including, without limitation any environmental, health, safety or similar matters, in connection with the ownership, use, maintenance or operation of the Contract or its operations thereon ~~.~~  ;

(lll)

50,000 shares in EO are held on trust by B&S Fiduciaria for Idziszek who in turn holds these 50,000 shares on trust for Cynthia. Idziszek does not have any other present or contingent right to hold or acquire any legal or beneficial interest in any Common Shares or Preference Shares, or any shares of EO ; and

(mmm)

EO has met the immediate financial obligations in the Contract under the 'Approval by Government of the Province of Mendoza of the awarding of the Santa Rosa permit to EO' document dated 30 April 2008, in particular:

(i)

within 5 Days from the date the executive order is published in the Official Gazette, EO paid the Province of Mendoza the equivalent in Argentinean pesos of US$50,000;

(ii)

EO, Cynthia, Irie and/or Oromin do not know of any reason why EO will not receive  certification from the Province of Mendoza that EO is free from tax debt with the exception of the AFIP Issue and Central Bank Notice Issue detailed in warranty (aa); and

(iii)

within 30 Days of the award of the Contract , EO has paid the relevant performance guarantee of USD$16,000.

ITEM 2 REPRESENTATIONS AND WARRANTIES OF OTTO

Otto represents and warrants:

(a)

Otto is a corporation duly incorporated and validly subsisting and in good standing under the laws of its jurisdiction of incorporation;

(b)

Otto has the power, capacity and authority to enter into and perform this Agreement and all transactions contemplated herein and to take all actions required of it under this Agreement and all corporate and other actions required to authorise them to enter into and perform this Agreement have been properly taken;

(c)

Otto has the financial capacity to satisfy its obligation to pay the Purchase Price under this Agreement;

(d)

Otto has ( and in the event of the Reorganisation, the Otto Subsidiary will have ) the technical capability, personnel and resources to satisfy its obligations under this Agreement ;

(e)

As at the date of execution of this Agreement, there are no material adverse claims or challenges of any kind whatsoever, including without limitation claims or challenges by third parties, against or affecting the right of Otto to acquire and own the Interest Shares, or an interest in the Contract, nor is there any basis therefore, that if determined adversely, would have a material adverse effect on the ownership or use thereof;

(f)

To the best of its knowledge, Otto is not in breach in any material respect of any material law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever, including without limitation environmental laws, ordinances, statutes, regulations, by-laws, orders or decrees;

(g)

The execution and delivery of this Agreement, the performance of the obligations Otto under this Agreement and the completion of the transactions contemplated under this Agreement will not:

(i)

materially conflict with, or result in a material breach of or the acceleration of any material indebtedness under, or constitute a material default under, any material indenture, mortgage, agreement, lease, licence or other instrument of any kind whatsoever to which Otto is a party or by which Otto is bound, or any judgment or order of any kind whatsoever of any court or administrative body of any kind whatsoever by which Otto is bound, which would have a material adverse effect on this Agreement and the completion of the transactions contemplated hereunder; or

(ii)

to the best of its knowledge, result in a material violation of any material Law / Regulation of any kind whatsoever by Otto which would have a material adverse effect on this Agreement and the completion of the transactions contemplated hereunder; and

(h)

Otto is not insolvent and has not committed an act of bankruptcy, proposed a compromise or arrangement to its creditors generally, had any petition for the granting of a receiving order in bankruptcy filed against it, made a voluntary assignment into bankruptcy or taken any proceeding to have itself wound-up or declared bankrupt or to have a receiver appointed in respect of all or any portion of its assets or commenced proceedings for any amalgamation, continuation or other corporate reorganisation.

ANNEXURE A

Item A1

  Cynthia Documents

The "Cynthia Documents" comprise:

DOCUMENTS REGARDING CYNTHIA

(a)

all documents required to effect the issue of the Interest Shares in favour of Otto which have been duly executed by Cynthia, including:

(i)

the share certificates for the Interest Shares ;

(ii)

resolution from the directors of Cynthia authorising the issue of the Interest Shares to Otto; and

(iii)

the written instruction to Cynthia's registered agent to record the change in the members register of Cynthia;

(b)

documents evidencing Irie's legal and beneficial ownership, Encumbrance free, of all share capital of Cynthia immediately prior to Completion, being:

(i)

copies of  all current share certificates; and

(ii)

a certified copy of the register of members of Cynthia;

(c)

only if Otto confirms in writing to Cynthia that the following documents are required by Otto in accordance with the advice Otto has received from its counsel in the British Virgin Islands, documentation evidencing the suspension of the rights attaching to Preference Shares as such suspension is set out in the Shareholders Agreement;

(d)

documents evidencing the appointment of:

(i)

the new director, being Alex Parks; and

(ii)

the new alternate, being Jaap Poll,

to the Cynthia board, with such appointments effective as of Completion;

(e)

documentation as required to effect all amendments necessary to the Cynthia M&A in light of the provisions of the Shareholders Agreement, Cynthia/EO Operating Agreement and the JOA where at a minimum such documentation must amend the Cynthia M&A to be consistent with clauses 3.1, 3.4, 4, 5, 6, 8, 11, 12 and 15 of the Shareholders Agreement. The documentation must be a resolution of either Cynthia's shareholders or its directors which has been passed, and makes amendment of the Cynthia M&A conditional on Completion occurring;

(f)

a resolution of the Cynthia board adopting the new Shareholders Agreement and revoking any previous shareholders agreement;

(g)

written acknowledgement from Westlaw Limited and Harlaw Limited that each has no voting rights on Cynthia's board;

(h)

a certificate of good standing of Cynthia;

(i)

document evidencing that Cynthia has obtained and has qualification before the GIC in respect of EO;

DOCUMENTS REGARDING EO

(j)

documents as required by Law/Regulations (including the EO M&A) which evidence the appointment of:

(i)

the relevant directors to the EO board, being Alex Parks and  the one Argentinean appointee to be nominated by Irie (where Irie must inform Otto in writing of the identity of this Argentinean appointee immediately upon Irie's nomination of this Argentinean appointee); and

(ii)

the Otto alternate to the EO board, being Jaap Poll;

(k)

a certified copy of:

(i)

EO M&A;

(ii)

 all amendments to the EO M&A (whether registered or not) including without limitation application No 780608 of February 2007;

(iii)

the appointments of the existing EO directors, including:

(A)

the last appointments of EO director(s) registered with the GIC; and

(B)

any appointments of EO director(s) not  registered with the GIC; and

(iv)

the current share register of EO;

(l)

documentation as required to effect any amendments necessary to the EO M&A, in light of the provisions of the Shareholders Agreement, Cynthia/EO Operating Agreement and the JOA. At a minimum such documentation must amend the EO M&A to be consistent with clause 4.6 of the Cynthia/EO Operating Agreement and to include provisions to the effect that:

"(a)

To provide for the overall supervision and direction of EOSA and the EOSA Operations, there is established a Board composed only of:

(i)

Directors representing each of Irie and Otto; and

(ii)

other Directors only as required by Argentinean Laws/Regulations.

(b)

Each of Irie and Otto shall appoint only one (1) Director and one (1) alternate to serve on the Board at all times. Irie and Otto shall as soon as possible after the date of execution of this Agreement give notice in writing to the other of the name and address of its Director and alternate to serve on the Board.

(c)

Each of Irie and Otto shall have the right to nominate, appoint, remove and replace only its Director and alternate at any time by giving notice of such change to the other in writing, provided that, if either Irie or Otto ( First Party ):

(i)

notifies the other ( Second Party ) in writing ( Relevant Notice ) that the First Party can reasonably demonstrate that the Director or alternate of the Second Party has engaged in an act of Gross Negligence / Wilful Misconduct; and

(ii)

includes in the Relevant Notice evidence reasonably demonstrating that such Director or alternate of the Second Party has engaged in an act of Gross Negligence / Wilful Misconduct,

then the Second Party must replace such Director or alternate within 10 Business Days of receiving such Relevant Notice (or such other minimum time period as permitted by Laws/Regulations), unless the Second Party is able to demonstrate within 10 Business Days of receiving the Relevant Notice why the evidence in the Relevant Notice is not correct.

(d)

EOSA must, within 1 Business Day of receiving any information from Cynthia, notify all Directors in writing of the receipt of such information, and provide each Director with a copy of such information.

(e)

The Board shall meet at least once in every six month period.

(f)

Subject to clause (g) below, if any Director or alternate is unable to attend a Board Meeting in person, that Director or alternate may attend by teleconference.

(g)

Notwithstanding clause (f) above, a minimum of two Board Meetings in any Calendar Year must be conducted with the Directors attending the same physical location.

(h)

The Board may establish such subcommittees, including technical subcommittees, as appropriate. The functions of such subcommittees shall be in an advisory capacity or as otherwise determined unanimously by the Board. Each of Irie and Otto, by exercising its right through its Director, shall have the right to appoint at least one representative to each subcommittee provided that there must be the same number of representatives of each of Irie and Otto on each subcommittee.

where:

all defined terms used in this section have the meaning defined in the Cynthia/EOSA Operating Agreement;

Board means the board of Directors of EOSA as constituted from time to time;

Board Meeting means a meeting of the Board convened and held in accordance with this Agreement and the EOSA Constitution; and

Director means a director (or its alternate) of EOSA from time to time, as context dictates." ;

(m)

documentation evidencing:

(i)

Idziszek's legal ownership as bare trustee only of the 50,000 shares in EO which were formerly owned by B&S Fiduciaria;

(ii)

the " Trust Agreement" dated 2 November 2004 between Idziszek and Cynthia is varied to reflect the change in ownership in Item A3 section (w)(i); and

(iii)

the "Fiduciary Agreement" dated 1 November 2008 between Idziszek and B&S Fiduciaria S.A. is no longer of any force and effect;

(iv)

Cynthia's beneficial ownership of 50,000 EO shares; and

(v)

Cynthia's legal and beneficial ownership of 1,950,000 EO shares;

(n)

documentation evidencing the valid transfer of the 212.415 Common Shares owned by Surge to Irie, being documentation evidencing that all documentation has been completed as necessary to complete this transfer;

(o)

a certificate of good standing of EO;

TRANSACTION DOCUMENTS

(p)

the Shareholders Agreement executed by Irie;

(q)

the Cynthia/EO Operating Agreement executed by Cynthia and EO;

(r)

the JOA and the Otto Deed executed by EO; and

(s)

a tax invoice for the Purchase Price.

Item A2

  Irie Documents

The "Irie Documents" comprise:

(a)

all documents required to effect the buyback of the Irie Preference Shares by Cynthia which have been duly executed, including:

(i)

the share certificates for the Irie Preference Shares ;

(ii)

resolution from Cynthia authorising the buy-back of Irie Preference Shares by Irie;

(iii)

resolution from Irie authorising the sale of Irie Preference Shares to Cynthia;

(iv)

the written instructions to Cynthia's registered agent to record the change in the members register of Cynthia; and

(b)

a certified copy of the current members share register of Irie immediately prior to Completion.

Item A3

  Otto Documents

The "Otto Documents" comprise:

(a)

an application form for subscription for the Interest Shares executed by Otto;

(b)

an executed copy of the Shareholders Agreement;

(c)

an executed copy of the Cynthia/EO Operating Agreement; and

(d)

an executed copy of the JOA and the Otto Deed.

ANNEXURE B

JOINT OPERATING AGREEMENT

ANNEXURE C

SHAREHOLDERS AGREEMENT

21

ANNEXURE D

CYNTHIA/EO OPERATING AGREEMENT

22

ANNEXURE E

ACCOUNTS OF EO

23

ANNEXURE F

CONTRACT

24

ANNEXURE G

HAIMILA ROYALTY AGREEMENT

ARGENTINA PROSPECTS

CONTRACT AND CONFIDENTIALITY AGREEMENT

THIS AGREEMENT is entered into this 11th day of May, 2000, by and between DR. NORMAN E. HAIMILA for AURORA PROJECTS INTERNATIONAL, (hereinafter referred to as the “Disclosing Party”) and, Chet Idziszek for Minetech Group (hereinafter referred to as the “Receiving Party”).

1.

In connection with the evaluation by the Receiving Party and the possible acquisition by the Receiving Party, or any of its Affiliates, as defined in Paragraph 4, of certain petroleum exploration and production rights held by the Government of Argentina or of any of the Provinces thereof or by any person contracting for hydrocarbon rights therewith (“Contractor”) and containing prospects identified in Schedule “B” (each of which is hereinafter referred to as the “Prospect”) with potential reserves of hydrocarbons, the location of which having been determined by the Disclosing Party, certain confidential information which is proprietary, relating to the Prospect which includes, but is not necessarily limited to geological and geophysical data, maps, models and interpretations and may also include commercial, contractual and financial information (hereinafter referred to as the “Confidential Information”).  The Disclosing Party shall also, at the request of the Receiving Party, perform such services as are necessary in order to enable the Receiving Party to evaluate prospects in Argentina which have been identified by the Disclosing Party and each Party; shall be bound by Paragraphs 2, 3, 4, 5 and 6, mutatis mutandis.

2.

In consideration of the disclosure referred to in Paragraph 1 thereof, the Receiving Party agrees that the Confidential Information shall be kept strictly confidential and shall not be sold, traded, published, or otherwise disclosed to anyone in any manner whatsoever, including by means of photocopy, reproduction, or electronic scanning without the Disclosing Party’s prior written consent, except as provided in Paragraphs 3, 4, and 5 below.

3.

The Receiving Party may disclose the Confidential Information without the Disclosing Party’s prior written consent only to the extent such information:

(a)

is already known to the Receiving Party as of the date of disclosure hereunder;

(b)

is already in possession of the public or becomes available to the public other than through the act or omission of the Receiving Party;

(c)

is required to be disclosed under applicable law or by a governmental order, decree, regulation or rule (provided that the Receiving Party shall give written notice to the Disclosing Party prior to such disclosure); or

(d)

is acquired independently from a third party that represents that it has the right to disseminate such information at the time it is acquired by the Receiving Party.

4.

The Receiving Party may disclose the Confidential Information without the Disclosing Party’s prior written consent to an Affiliated Company (as hereinafter defined), provided that the Receiving Party guarantees the adherence of such Affiliated Company to the terms of this Agreement.  “Affiliated Company” shall mean any company or legal entity which (a) controls either directly or indirectly a party, or (b) which is controlled directly or indirectly by such party, or (c) is directly or indirectly controlled by a company or entity which directly or indirectly controls such party.  “Control” means the right to exercise 50% or more of the voting rights in the appointment of the directors of such company.

5.

The Receiving Party shall be entitled to disclose the Confidential Information without the Disclosing Party’s prior written consent to such of the following persons who have a clear need to know in order to evaluate the Prospect:

(a)

employees, officers and directors of the Receiving Party;

(b)

employees, officers and directors of an Affiliated Company;

(c)

any professional consultant or agent retained by the Receiving Party for the purpose of evaluating the Confidential Information.

(d)

any other person or company who becomes a participant with the Receiving Party, in the Prospect.

Prior to making any such disclosures to persons under subparagraphs (c) and (d) above, however, the Receiving Party shall obtain an undertaking of confidentiality, in the form and content substantially as in this Agreement, from each such person or company.

6.

The Receiving Party shall be responsible for ensuring that all persons to whom the Confidential Information is disclosed under this Agreement shall keep such information confidential and shall not disclose or divulge the same to any unauthorized person.

7.

If the Receiving Party declines to make application to the appropriate agencies of the Government of Argentina or any of the Provinces thereof, to acquire the petroleum exploration and production rights to the Prospects or to farm-in on an Operating Contract for the hydrocarbon rights therein, the confidentiality obligations set forth in this Agreement shall terminate three (3) years after the date of this Agreement and the Receiving Party shall take no other action to acquire the petroleum exploration and production rights to the Prospect within that same three (3) year period.  Furthermore, the Confidential Information shall be returned to the Disclosing Party within ten (10) days of the execution of this Agreement.

8.

If the Receiving Party elects to acquire or assigns to an Affiliate Company the right to acquire the petroleum exploration and production rights to the Prospect, the Disclosing Party may at the request of the Receiving Party perform such services as are necessary in order to enable the Receiving Party to evaluate the Prospect for a per diem rate in accordance with Schedule “A” attached hereto and made a part hereof; and subsequently if:

(a)

the Receiving Party acquires the petroleum exploration and production rights to the Prospect, the Disclosing Party shall receive an Acquisition Fee also in accordance with Schedule “A”; and when:

(b)

the Receiving Party is successful in discovering hydrocarbons within the Prospect, the Disclosing Party shall receive a Success Bonus in accordance with Schedule “A”.

9.

If the Receiving Party elects to acquire or assigns to an Affiliate Company the right to acquire the petroleum exploration and production rights to the Prospect it shall so notify the Disclosing Party in writing within 10 working days and shall make application to the appropriate agencies of the Government of Argentina or any of the Provinces thereof or the Contractor within one hundred twenty (120) days (which period may be extended at the request of the Receiving Party with the consent of the Disclosing Party) or otherwise the rights to the Prospect revert to the Disclosing Party.  If the Prospect is currently unavailable for acquisition from the Government of Argentina or any of the Provinces thereof or the Contractor and the Consulting Fee assigned to the Prospect has met or exceeded the anticipated Acquisition Fee on the Prospect, the Receiving Party will have the rights to the Prospect for a period of three (3) years from the date of the notification in writing or until the Prospect becomes available, to the Public, for acquisition if less than three (3) years.  Once the Prospect becomes available for acquisition if the period is less than three (3) years, the Receiving Party shall make application to the appropriate agencies of the Government of Argentina or any of the Provinces thereof or the Contractor within one hundred twenty (120) days or otherwise the rights to the Prospect revert to the Disclosing Party.  While the Receiving Party is attempting to acquire the Prospect the Disclosing Party shall not offer or disclose it to any other person.

10.

The Disclosing Party hereby represents and warrants that it has the right and authority to disclose the Confidential Information to the Receiving Party.  The Disclosing Party, however, makes no representations or warranties, express or implied, as to the quality, accuracy and completeness of the Confidential Information disclosed hereunder, and the Receiving Party expressly acknowledges the inherent risk of error in the acquisition processing and interpretation of geological and geophysical data.  The Disclosing Party, its Affiliated Companies, their officers, directors and employees shall have no liability whatsoever with respect to the use of or reliance upon the Confidential Information by the Receiving Party.

11.

(a)

This Agreement shall be governed by and interpreted in accordance with international standards and the laws of the province of British Columbia, Canada.

(b)

Any dispute, controversy or claim arising out of or in relation to this Agreement, or the breach, termination or invalidity thereof shall be settled by a court of competent jurisdiction.  The award of the court shall be final and binding upon the parties.

12.

No amendments, changes or modifications to this Agreement shall be valid except  if the same are in writing and signed by a duly authorized representative of each of the Parties hereto.

13.

This Agreement comprises the full and complete agreement of the Parties hereto with respect to the disclosure of the Confidential Information and supersedes and cancels all prior communications, understandings and agreements between the Parties hereto, whether written or oral, expressed or implied.

IN WITNESS WHEREOF, the duly authorized representatives of the Parties have caused this Agreement to be executed on the date first written above.

DISCLOSING PARTY

Signed:  “Dr. Norman Haimila”

RECEIVING PARTY

Signed:  “Chet Idziszek”

SCHEDULE “A”

CONSULTING FEE – DR. NORMAN HAIMILA representing the Disclosing Party will be retained to act as geological consultant to assist in the acquisition and exploration of one or more hydrocarbon plays or prospects located in Argentina at a per diem rate of $500.00 USD.

ACQUISITION FEE – Each Prospect or Property acquired will entitle the Disclosing Party to receive a sum of USD $10,000 less any accrued value of CONSULTING FEES assigned to that Prospect or Property up to and including that same USD $10,000.  The accrued CONSULTING FEE, however may exceed the USD $10,000 ACQUISITION FEE.

SUCCESS BONUS – The SUCCESS BONUS may take the form of either of the following two (2) options:

Option I –

In the event of a successful discovery on the Prospects disclosed by the Disclosing Party, the Disclosing Party earns a 1.0% GROSS OVERRIDING ROYALTY INTEREST (GORRI) on all products including the hydrocarbon produced from those Prospects; or

Option II –

On a successful discovery on the Property disclosed by the Disclosing Party, the Disclosing Party earns 0.50% of the GROSS VALUE OF THE NON-GOVERNMENT SHARE of the anticipated recoverable hydrocarbons [ESTIMATED ULTIMATE RECOVERABLE (EUR)] as determined by a mutually agreed upon independent evaluation and payable at the first production.

SCHEDULE “B”

NEUQUEN PROSPECTS

I

Mulichinco Prospect

II

Los Molles Prospects

III

Tordillo and Quintuco Pinch-out Play

IV

Tordillo and Quintuco Arch Play

OTHER BASIN PROSPECTS

I

Cuyana Prospect

II

Faja Subandina Prospect

III

Tierra Del Fuego Prospects

(a)

Structural Extension

(b)

Arch Onlap

IV

Golfo San Jorge Basin Margin Plays

V

Northern Argentina Chaco Plays

(a)  Combined Structural-Stratigraphic Plays

(b)

 Pinch-out Plays

To view the original agreement, please follow the link here: Hamila Royalty Agreement

ANNEXURE H

WARRANTY ISSUES

AFIP Issue

On 1 March 2007 Raúl Bonfada filed with AFIP a Payment Plan A 492131 - Type of Plan 071 (Payment Plan) in order to pay the Assumed/Estimated Minimum Income Tax for fiscal years 2000/2001/2002/2003/2004/2005/2006/2007. EO paid to AFIP the "Assumed/Estimated Minimum Income Tax" for those fiscal years in one lump payment.

EO subsequently learnt from AFIP that the Payment Plan contained mistakes in the imputation of payments. Raúl Bonfada put in the field "Concept" the words "Advance Payments" and in the field "Subconcept" the word "Receivable Interest". Mr. Bonfada should have put in both of these fields the word "Affidavit".

Because of these mistakes in the tax returns declaration on the web, AFIP considers that EO did not pay the Assumed/Estimated Minimum Income Tax for fiscal year 2003 and has notified EO that it has to pay again. Bouzat lawyers went to the AFIP office and met with the official in charge of EO's account. The relevant official informed Mr. Bouzat that EO should pay the Assumed/Estimated Minimum Income Tax for fiscal year 2003 again and then file for a reimbursement of the sums paid in excess.

Bouzat lawyers answered the lawsuit in court showing that, although there were mistakes in the concepts and subconcepts in the filing with AFIP, EO had already paid the Assumed/Estimated Minimum Income Tax for fiscal year 2003 and complied with the obligation notified by AFIP.

There is a possibility that AFIP will also ask EO to pay again all or any of years 2000, 2001, 2002, 2004, 2005, 2006 and 2007.

Bouzat lawyers met with AFIP officials, lawyers and the Prosecutor in Court on 2 December 2008 and concluded that it is possible that the Judge will decide that AFIP has the right to collect the Assumed/Estimated Minimum Income Tax again. If that is the final ruling, EO would have to pay again Assumed/Estimated Minimum Income Tax for fiscal year 2003 and then immediately file for reimbursement of Assumed/Estimated Minimum Income Tax payment for fiscal year 2003 made on 1 March 2007 by Raúl Bonfada.

Central Bank Notice Issue

In 2003 the Argentine Government imposed a restrictive exchange system with regard to all transactions involving inflows and/or outflows of funds to and from Argentina.

The import of funds into Argentina by foreign investors for the purpose of making “direct investments” is exempted from certain of these foreign exchange restrictions (particularly, the “mandatory deposit” established by Decree 616/05 and supplementary rules). However, for such exemptions to be effective certain requirements must be met.

EO required money from Oromin in Canada to pay the Assumed/Estimated Minimum Income Tax for fiscal years 2000/2001/2002/2003/2004/2005/2006/2007 and obtain a fiscal certificate from AFIP. In order to allow the inflow of funds from abroad and to avoid the “non-remunerated mandatory deposit” (amounting to 30% of the funds brought into the country) EO decided to use the increase of capital exemption.

EO increased its corporate capital and filed all the legal and tax/accounting documents required by law with the GIC. Raul Bonfada, as accountant of EO, prepared the mandatory accountant/tax schedules and charts to be filed with the GIC.

The GIC notified EO that the mandatory accountant/tax schedules and charts were incorrect and had not been approved, Therefore the increase of capital filing needed to be corrected and was not going to be registered. Julio Pulisich prepared the new accountant/tax schedules and charts correcting the former ones made by Raul Bonfada.

EO filed the amended documents with the GIC. However two weeks ago EO received notice from Argentine Central Bank that it had to deposit a "non-remunerated mandatory deposit" of US$ 70,000 in an Argentine Central Bank account. Such deposit cannot be used for one year after it has been deposited and then it will be returned to EO. EO met with inspectors at the GIC and the increase of capital filing is going to be registered approximately in 10 Days.

Once the increase of capital filing is registered with the GIC, EO will meet with Central Bank officials and show evidence that all the requirements of the increase of capital exemption have been complied with so that the “non-remunerated mandatory deposit” should no longer be required.

At this time, Argentine Central Bank might decide to nevertheless still require EO to deposit the "non-remunerated mandatory deposit" of US$ 70,000 as EO exceeded the time allowed by law to complete the increase of capital exemption.

REPUBLIC OF SENEGAL One People – One Goal – One Faith	12.31.2008 * 11077 No. _____________/MMI PME/DMG
MINISTRY OF MINES INDUSTRY AND SMALL/MEDIUM SIZE BUSINESSES

Summary:

Ministerial Order relating to a second extension of a mining exploration permit pertaining to gold and other ancillary substances on the Sabodala Perimeter, transferred to “OROMIN Joint Venture Group Explorations Ltd” and extended first by order no. 000599/MEM/DMG of February 7, 2007.

THE MINISTER OF STATE,

MINISTER OF MINES, INDUSTRY AND SMALL AND

MEDIUM SIZE BUSINESSES (SMB),

In view of the Constitution;

In view of Law no. 64-46 of June 17, 1964, relating to the National Domaine, together with other texts issued for the implementation thereof;

In view of Law no. 2003-36 of November 2003, concerning a Mining Code;

In view of Decree no. 2004-647 of May 17, 2004, specifying the terms of implementation of the law concerning the Mining Code;

In view of Decree no. 2007-826 of June 19, 2007, appointing the Prime Minister;

In view of Decree no. 2007-973 of September 7, 2007, relating to the functions of the Ministry of Mines and Industry;

In view of Decree no. 2008-1026 of September 10, 2008, relating to the distribution of functions among the State Services and of the control of public establishments, national companies and corporations in which the Presidency of the Republic, the Prime Ministry and Ministries hold a public interest;

In view of Decree no. 2008-1302 of November 13, 2008, appointing a Minister of State and fixing the Government composition;

In view of Order no. 000918/MEM/DMG of March 4, 2005, granting to the Oromin Explorations Ltd company a mining exploration permit relating to gold and other ancillary substances (Sabodala Perimeter, 230 km2);

1

In view of Order no. 000599/MEM/DMG of February 7, 2007, transferring to “OROMIN Joint Ventures Group Explorations Ltd” and extending a mining exploration permit relating to gold and other ancillary substances (Sabodala Perimeter, 230 km2);

In view of the mining agreement executed on February 17, 2005, between the State of Senegal and the OROMIN Explorations Ltd company; and

In view of the request by the “OROMIN Joint Venture Group Explorations Ltd” for an extension, dated October 21, 2008;

UPON proposal from the Director of Mines and Geology, hereby

O R D E R S

FIRST ARTICLE:

The mining exploration permit for the Sabodala Perimeter relating to gold and other ancillary substances, transferred to “OROMIN Joint Venture Group Explorations Ltd”, extended a first time by order no. 000599/MEM/DMG dated February 7, 2007, is hereby extended.

ARTICLE 2:

The exploration permit shall be extended for a twelve (12) month’s duration from December 22, 2008, the date of expiry of order no. 0005999/MEM/DMG dated February 7, 2007.

ARTICLE 3:

The Perimeter of the extended exploration permit, deemed to have a 212.6 km2 surface area, is delimited by metes-and-bounds and UTM WGS84 (Zone 28 P) coordinates as follow:

Points	X	Y
A	814 448	1 467 544
B	826 026	1 463 606
C	812 226	1 444 991
D	802 663	1 450 881
E	807 539	1 457 938
F	811 548	1 457 938
G	811 548	1 456 220
H	814 448	1 456 220

ARTICLE 4:

The minimum amount of budget appropriations during the validity period of the second extension of the mining exploration permit has been fixed at twelve million (12,000,000.00) USD.

ARTICLE 5:

The entire provisions of Articles 5, 6, and 7 of Order no. 00918/MEM/DMG of March 4, 2005, granting the exploration permit remain unchanged.

2

ARTICLE 6:

The Governor of the Kedougou Region and the Director of Mines and Geology have the responsibility, each in his own capacity, of implementing this order which shall be published and communicated anywhere as is necessary.

The Minister of State,
Minister of Mines, Industry
and SMB
[Seal of the Ministry]
[signature] [Illegible]
Maître[1] Ousmane NGOM

TRUE COPIES TO:

PR

1

SGG

1

MMIPME

2

M. Interior

1

Governor, Kedougou

1

Prefect, Kedougou

1

DMG

5

D. Pub. Domaine

1

D. Environment

1

D. Waters & Forestry

1

CDGM/Kedougou

1

SR/MMIPME/Tamba

1

Interested Party

1

JORS

2/20

3

1

“Maître” is a courtesy title for Attorneys at law in countries governed by French law.

To view the official French Extension document, stamped by the Ministry of Mines, Republic of Senegal, please follow the link here: Saboldala Permit Extension Approval

4