Form 20-F
period 2010-02-28
OROMIN EXPLORATIONS LTD
filed 2010-07-06
CIK 1109141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 28, 2010
or

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ______________________

Commission file number: 0-30614

or

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ______________________

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

102,948,885

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [   ] No [ X ]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [   ] No [ X ]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [ X ] No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ] Accelerated filer [   ] Non-accelerated filer [ X ]

 Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP [   ] International Financial Reporting Standards by the International Accounting Standards Board [   ] Other [ X ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ X ] Item 18 [   ]

     If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ] No [ X ]

The information set forth in this Annual Report on Form 20-F is as at February 28, 2010 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada. Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 17 to the accompanying Financial Statements of the Company.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

		Page No

GLOSSARY OF OIL AND GAS TERMS		9
GLOSSARY OF MINING TERMS		10

PART I		12

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	12

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	12

ITEM 3.	KEY INFORMATION	12

A.	Selected Financial Data	12
B.	Capitalization and Indebtedness	13
C.	Reasons For The Offer and Use of Proceeds	14
D.	Risk Factors	14
	WE MAY NOT SUCCEED IN DISCOVERING COMMERCIAL QUANTITIES OF MINERALS OR OIL AND GAS ON OUR EXPLORATION PROJECTS, QUANTITIES WHICH HAVE NOT BEEN ESTABLISHED BY OUR EXPLORATION EFFORTS TO DATE	14
	THE MARKET VALUE OF OUR SHARES IN THE PUBLIC MARKETS ON WHICH THEY TRADE IS SUBJECT TO HIGH VOLATILITY AND TO UNPREDICTABLE CHANGES IN THE EVALUATIONS, PERCEPTIONS AND SENTIMENTS OF BUYERS AND SELLERS IN THOSE MARKETS	14
	OUR INTERNATIONAL OPERATIONS INVOLVE SIGNIFICANT RISKS NOT ASSOCIATED WITH OPERATIONS IN CANADA OR THE UNITED STATES	14
	OUR PROJECTS DO NOT PRODUCE ANY REVENUES OR CASH FLOWS, AND WE ARE DEPENDENT ON OUR ABILITY TO ACCESS THE CAPITAL MARKETS AND ISSUE ADDITIONAL EQUITY CAPITAL TO RAISE THE FUNDS NECESSARY TO CONTINUE OUR EXPLORATION. OUR ABILITY TO ACCESS THE CAPITAL MARKETS CANNOT BE ASSURED, AND IF WE ARE ABLE TO ACCESS THEM, EXISTING INVESTORS WILL HAVE THEIR OWNERSHIP INTERESTS DILUTED UPON THE ISSUE OF ADDITIONAL EQUITY	14
	OUR EXPLORATION EFFORTS ARE DIRECTED TO THE COMMODITIES GOLD AND OIL AND GAS, AND THE MARKET PRICES FOR THESE ARE SUBJECT TO HIGH VOLATILITY	15
	THE PRICES OF MANY SIGNIFICANT INPUTS TO OUR COSTS OF EXPLORING ARE SUBJECT TO HIGH VOLATILITY AND COULD RENDER OUR COSTS OF CONTINUING TO EXPLORE HIGHER THAN ANTICIPATED, PLANNED OR BUDGETED	15
	WE ARE HIGHLY DEPENDENT ON THE INDIVIDUAL SKILLS AND EXPERIENCE OF OUR CHIEF EXECUTIVE OFFICER AND OUR VICE-PRESIDENT OF MINERAL EXPLORATION	15
	WE HAVE A LONG HISTORY OF INCURRING NET LOSSES AND GENERATING NO OPERATING REVENUE	15
	WE HAVE LIMITED EXPERIENCE IN PLACING RESOURCE PROPERTIES INTO PRODUCTION	15

	WE ARE SUBJECT TO SECURITIES REGULATORY RULES IN THE UNITED STATES WHICH MAY HAVE THE EFFECT OF REDUCING TRADING ACTIVITY, AND THEREFOR MAY REDUCE LIQUIDITY IN THE MARKET FOR OUR SHARES IN THE UNITED STATES	16
	OUR BUSINESS INVOLVES NUMEROUS OPERATING HAZARDS, AND WE ARE NOT FULLY INSURED AGAINST ALL OPERATING HAZARDS OUR COMPETITORS IN THE MINERAL AND OIL AND GAS EXPLORATION	16
	INDUSTRIES INCLUDE NUMEROUS LARGER COMPANIES MOST OF WHICH HAVE BETTER ACCESS TO THE EXPERTISE AND FINANCING NECESSARY TO CARRY OUT ACTIVITIES	16
	WE ARE EXPLORING IN THE REPUBLIC OF SÉNÉGAL AND THE REPUBLIC OF ARGENTINA, EACH OF WHICH COUNTRIES POSSESSES COMPLEX REGULATORY REGIMES WHICH MAY IMPOSE UNFAMILIAR AND CHALLENGING CONDITIONS AFFECTING OUR OPERATIONS	16
	OUR ACTIVITIES IN MINERAL AND OIL AND GAS EXPLORATION SUBJECT US TO A WIDE ARRAY OF ENVIRONMENTAL AND RELATED REGULATIONS WHICH CAN BE COSTLY AND TIME-CONSUMING TO COMPLY WITH	17
	WE DO NOT PLAN TO BE A DIVIDEND-PAYING COMPANY IN THE FORESEEABLE FUTURE	18
	THE TRADING PRICE OF OUR SHARES HAS BEEN AND IS LIKELY TO CONTINUE TO BE SUBJECT TO WIDE FLUCTUATIONS	18
	ALMOST ALL OF OUR DIRECTORS AND OFFICERS RESIDE OUTSIDE THE UNITED STATES WHICH COMPROMISES THE ENFORCEABILITY OF CIVIL LIABILITIES AND JUDGEMENTS UNITED STATES INVESTORS FACE THE RISK THE COMPANY COULD BE CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY FOR UNITED STATES TAX PURPOSES, WITH POSSIBLE ADVERSE TAX AND LIQUIDITY	18
	CONSEQUENCES	18

ITEM 4.	INFORMATION ON THE COMPANY	19
A.	History and Development of the Company	19
	Acquisition of the Santa Rosa Property, Argentina	19
	Agreements with Surge Global Energy, Inc.	20
	Participation of Otto Energy Ltd.	20
	Acquisition of the OJVG Property, Sénégal	20
B.	Business Overview	21
C.	Organizational Structure	22
D.	Property, Plants and Equipment	22
	Santa Rosa Property, Argentina	23
	Title	23
	Location, Access & Physiography	24
	Exploration History	24
	Regional and Local Geology	24
	Stratigraphy	24
	Santa Rosa Project Property Location Map	25
	Geochemistry and Hydrocarbon Migration	26
	Structure	27
	Sediment Distribution	27
	Drilling of Well OLE.MD.SRE X-2001	28
	Doing Business in Argentina	28
	Political and Legal System	28
	The Oil and Gas Industry in Argentina	29
	OJVG Property, Sénégal	30
	Title	30
	Location, Access & Physiography	31

	Plant and Equipment	31
	Regional and Local Geology	32
	Property Geology	32
	Structural Geology	33
	Deposit Types	34
	Mineralization	35
	Exploration – General	38
	Exploration Program 2005 – Financial year ending February 28, 2006	39
	Exploration Program 2006 – Financial year ending February 28, 2007	40
	Exploration Program 2007 – Financial year ending February 29, 2008	41
	Exploration Program 2008 – Financial year ending February 28, 2009	42
	Exploration Program 2009 – Financial year ending February 28, 2010	42
	Technical Report dated January 15, 2009	43
	Preliminary Feasibility Study dated August 2009	43
	Doing Business in Sénégal	43

ITEM 4A.	UNRESOLVED STAFF COMMENTS	45

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	45
A.	Operating Results	45
	Significant Accounting Policies	47
	Resource Properties	47
	Stock-based compensation	48
	Fiscal Year Ended February 28, 2010 Compared to Fiscal Year Ended
	February 28, 2009	48
	Fiscal Year Ended February 28, 2009 Compared to Fiscal Year Ended
	February 29, 2008	48
	Fiscal Year Ended February 29, 2008 Compared to Fiscal Year Ended
	February 28, 2007	49
B.	Liquidity and Capital Resources	49
	February 28, 2010 Compared to February 28, 2009	50
	February 28, 2009 Compared to February 29, 2008	51
	February 29, 2008 Compared to February 28, 2007	51
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	52
	Outlook	52
C.	Research and Development, Patents and Licenses, etc.	52
D.	Trend Information	52
E.	Off-Balance Sheet Arrangements	53
F.	Tabular Disclosure of Contractual Obligations	53
G.	Safe Harbour	53

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	53
A.	Directors and Senior Management	53
B.	Compensation	55
C.	Board Practices	56
D.	Employees	57
E.	Share Ownership	57

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	58
A.	Major Shareholders	58
B.	Related Party Transactions	58
C.	Interests of Experts and Counsel	59

ITEM 8.	FINANCIAL INFORMATION	59
A.	Consolidated Statements and Other Financial Information	59
B.	Significant Changes	59

ITEM 9.	THE OFFER AND LISTING	59
A.	Offer and Listing Details	59
B.	Plan of Distribution	60
C.	Markets	60
D.	Selling Stockholders	60
E.	Dilution	61
F.	Expenses of the Issue	61

ITEM 10.	ADDITIONAL INFORMATION	61
A.	Share Capital	61
B.	Memorandum and Articles of Association	61
C.	Material Contracts	63
D.	Exchange Controls	63
E.	Taxation	65
	Material Canadian Federal Income Tax Consequences	65
	Dividends	65
	Capital Gains	66
	Material United States Federal Income Tax Consequences	66
	U.S. Holders	67
	Distributions on Common Shares of the Company	67
	Foreign Tax Credit	68
	Information Reporting and Backup Withholding	68
	Disposition of Common Shares of the Company	68
	Currency Exchange Gains or Losses	68
	Other Considerations	69
	Foreign Personal Holding Company	69
	Foreign Investment Company	69
	Passive Foreign Investment Company	69
	Controlled Foreign Corporation	70
F.	Dividends and Paying Agents	71
G.	Statements by Experts	71
H.	Documents on Display	71
I.	Subsidiary Information	71

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	71

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	72

PART II		72

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	72

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
	AND USE OF PROCEEDS	73

ITEM 15.	CONTROLS AND PROCEDURES	73
	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES	73
	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	73
	CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING	75

GLOSSARY OF OIL AND GAS TERMS

The following is a glossary of some of the terms used in the oil and gas industry and referenced herein:

Anticline	Rock units folded into a convex-upward shape with the youngest unit on the top.
Bituminous	Impregnated with various mixtures of hydrocarbons.
Central Dome	The structural dome centred around 33E15'S latitude and 67E40'W longitude.
Conglomerate	Coarse-grained clastic rock composed of rounded clasts over 2mm in diameter.
Fanglomerate	Coarse unsorted clastic material deposited in alluvial fans.
Formation	A rock unit that has been named and defined by its location, relative age and composition.
Geopressured	A condition in which the interstitial fluids in a rock unit exhibit pressures in excess of their hydraulic head.
Geothermal	Heat emanating from depths within the earth.
Graben	A portion of the earth’s crust that was faulted and dropped to a lower position relative to its surrounding during some part of its history. It subsequently may have been filled with sediments.
Kerogen	Various organic remains contained within sediments.
Lacrustine	Pertaining to processes in lakes.
Orogeny	The process of mountain building by deforming the earth’s crust.
Plan Argentina	The legislative framework in Argentina whereby exploration and exploitation permits and certain producing properties are made available for acquisition through an international public bid process.
Regressive	Dropping sea level or excessive sediment input in sediments overstepping areas that were previously water-covered.
Source Rocks	Rocks containing organic material that, through geologic processes, have produced hydrocarbons.
Stratigraphic Pinch-out	A rock unit that changes character by diminishing its character to zero, commonly in an upward direction.
Transgressive	Rising sea level that results in sediments being deposited over what were previously land areas.

GLOSSARY OF MINING TERMS

The following is a glossary of some of the terms used in the mining industry and referenced herein:

Andesitic	A term used to describe a dark coloured, fine grained, extrusive volcanic rock.
Antiform	The peaks of folded layers of rock or stratigraphy where the limbs of an individual fold close upward.
Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.
Arkosic	A term used to describe a pink to reddish coloured coarse-grained sedimentary rock largely comprised of angular grains of quartz and feldspar.
Colluvium	A general term applied to any loose, heterogeneous and incoherent mass of soil material or rock fragments deposited chiefly by mass-wasting, usually at the base of a steep slope or cliff.
Conglomerate	A coarse grained sedimentary rock comprised of poorly sorted and typically rounded granules, pebbles, cobbles and boulders.
Craton	A relatively immobile part of the earth, generally of large size
Crustal-scale	A term used to describe large deep seated or regional scale geological features. I.e. the San Andreas fault is a "crustal-scale" feature.
Dyke	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks.
Felsic	A term used to describe light coloured igneous rocks.
Foliation	A term used to describe the linear or platy texture of rocks that have been subjected to extreme heat and pressure resulting in the flattening or alignment of a rock's constituent mineral grains.
Fuchsite	A bright green, chromium rich variety of a muscovite.
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

Late-tectonic	A point or reference of time during the latter stages of a tectonic event.
Limonite	A geologic field term relating to a group of brown, amorphous, hydrous ferric oxides. It is commonly a secondary mineral formed by the oxidation (weathering) of iron-bearing materials.
Mafic	Those igneous rocks composed chiefly of dark, ferromagnesian minerals.
Metasedimentary	A term used to describe a sedimentary rock that has had its chemical and/or physical properties altered due to the effects of heat, pressure and fluid movement within the earth's crust.

Metavolcanic	A term used to describe a volcanic rock that has had its chemical and/or physical properties altered due to the effects of heat, pressure and fluid movement within the earth's crust.
Mylonitized	A term used to describe a rock that has undergone intense deformation and shearing.
Orogenic	A term used to describe the large-scale tectonic process of mountain formation or orogeny.
PGE	Platinum group elements: the metallic elements Iridium, Osmium, Palladium, Platinum, Rhodium, and Ruthenium.
Plutons	A body of igneous rock that has been intruded from depth into pre existing rock.
Polymictic	A term used to describe a clastic sedimentary rock comprised of clasts of varied rock types.
Pluton	A body of igneous rock that has formed beneath the surface of the earth by consolidation from magma.
Porphyry	An igneous rock of any composition containing conspicuous phenocrysts (large crystals) within a fine-grained ground mass.
Post-tectonic	A point or reference of time after a tectonic event.
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

Syngenetic	A term used to describe a geological feature (i.e ore deposit or sedimentary feature) that has formed contemporaneously with and by essentially the same processes as the enclosing rocks.
Syntectonic	A point or reference of time during a tectonic event.
Tectonic	A term used to describe the physical forces or events that move and deform the earth's crust. Volcanic eruptions, folding and faulting are examples of tectonic events.
Tuffs	Igneous, volcanic clastic rocks formed by the accumulation of volcanic ash and crystals that have been extruded from a volcanic vent and subsequently buried and lithified.
Wacke	A shortened or abbreviated form of greywacke.
Wallrocks	A general term used to describe rock that encases a second type of rock, vein, mineralization or structure.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

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

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”. Note 17 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“US GAAP”). Results for the period ended February 28, 2010 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended February 28 or 29
		2010	2009	2008	2007	2006
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations(1)
	Total	($7,860,319)	($4,574,185)	($1,377,648)	($1,801,883)	($2,702,526)
	Per Share (1)	($0.09)	($0.07)	($0.02)	($0.04)	($0.09)
(c)	Total assets	$68,012,423	$49,368,607	$48,205,346	$27,405,610	$11,268,010
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$82,876,200	$58,528,199	$57,509,011	$34,635,509	$19,964,141
(f)	Total shareholders’ equity	$66,311,431	$47,036,248	$46,060,061	$24,117,196	$10,550,846
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($7,860,319)	($4,574,185)	($1,377,648)	($1,801,883)	($2,702,526)
	Per Share (1)	($0.09)	v0.07)	($0.02)	($0.04)	($0.09)
	Number of shares	88,046,230	65,264,018	56,740,221	42,853,558	29,511,921

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN CONFORMITY WITH US GAAP:

		Year Ended February 28 or 29
		2010	2009	2008	2007	2006
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations
	Total	($24,011,231)	($21,409,628)	($11,635,349)	($9,659,151)	($3,285,319)
	Per Share¹	($0.27)	($0.33)	($0.21)	($0.23)	($0.11)
(c)	Total assets	$15,101,891	$12,608,987	$28,281,169	$17,739,134	$10,982,762
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$82,876,200	$58,528,199	$57,509,011	$34,635,509	$19,964,141
(f)	Total shareholders’ equity	$13,400,899	$10,276,628	$26,105,884	$14,450,720	$10,265,598
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($24,011,231)	($21,409,628)	($11,635,349)	($9,659,151)	($3,285,319)
	Per Share¹	($0.27)	($0.33)	($0.21)	($0.23)	($0.11)

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On June 30, 2010 the exchange rate, based on the noon buying rate published by The Bank of Canada for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $0.9429.

The following table sets out the high and low exchange rates for each of the last six months.

	2010
	June	May	April	March	February	January
High for period	0.9805	0.9885	1.0039	0.9888	0.9597	0.9755
Low for period	0.9429	0.9278	0.9803	0.9596	0.9316	0.9384

The following table sets out the average Noon Rate of Exchange rates for the five most recent financial years as provided by the Bank of Canada.

	Year Ended February 28 or 29
	2010	2009	2008	2007	2006
Average for the period	0.9036	0.9050	0.9560	0.8790	0.8347

B.	Capitalization and Indebtedness

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

OUR INTERNATIONAL OPERATIONS INVOLVE SIGNIFICANT RISKS NOT ASSOCIATED WITH OPERATIONS IN CANADA OR THE UNITED STATES

The Company’s projects are located in the Republic of Sénégal in West Africa and in the Republic of Argentina in South America. Its tenure over its property rights and the conditions under which it operates, both during and after the exploration stage, are subject to the jurisdiction of those countries and in some cases of political subdivisions within those countries. The laws and regulations governing the Company’s tenure and operations are subject to alteration, and an adverse alteration to those laws and regulations could have a material adverse outcome on the Company and its securities. In addition, the exposure of the Company, its projects and its operations to political risk comprises part of the evaluations, perceptions and sentiments of investors as described above under “Market risks”. An adverse change in investors’ tolerance of political risk could have a material adverse outcome on the Company and its securities.

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

OUR EXPLORATION EFFORTS ARE DIRECTED TO THE COMMODITIES GOLD AND OIL AND GAS, AND THE MARKET PRICES FOR THESE ARE SUBJECT TO HIGH VOLATILITY

The Company’s exploration projects seek gold at the OJVG Gold Project and oil at the Santa Rosa Project. While each of these commodities have recently been the subject of significant price increases from levels prevalent earlier in the decade, there can be no assurance that such price levels will continue, or that investors’ evaluations, perceptions, beliefs and sentiments will continue to favour both or either of these target commodities. An adverse change in these commodities’ prices, or in investors’ beliefs about trends in those prices, could have a material adverse outcome on the Company and its securities.

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

WE HAVE A LONG HISTORY OF INCURRING NET LOSSES AND GENERATING NO OPERATING REVENUE

The Company has incurred net losses to date. Its deficit as of February 28, 2010 was $27,527,900 according to Canadian GAAP and $80,438,432 according to US GAAP. The Company has not yet had any revenue from the exploration activities on its properties, nor has the Company yet determined that development activity is warranted on any of its properties. Even if the Company does undertake development activity on certain of its properties, the Company may continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

The Company has four subsidiaries. Sabodala Holding Limited is incorporated in the British Virgin Islands and is wholly owned by the Company. Irie Isle Limited (“Irie”) is incorporated in the British Virgin Islands and is wholly owned by the Company. Cynthia Holdings Limited (“Cynthia”) is incorporated in the British Virgin Islands and as at February 28, 2009 was wholly owned by Irie. Exploraciones Oromin, S.A. (“EOSA”) is incorporated in Argentina and is wholly owned by Cynthia. Subsequent to February 28, 2009, effective May 4, 2009 Cynthia became 67.52% owned by Irie as described under “Letter of Intent with Otto Energy Ltd.” below. During the fiscal year ended February 28, 2010, the Company reacquired, at no cost, the other 32.48% interest in Cynthia from Otto Energy Limited.

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

Participation of Otto Energy Ltd.

Pursuant to an agreement dated December 23, 2008, with Otto Energy Ltd. (“Otto”) the Company agreed to sell to Otto an effective 32.48% interest in its Santa Rosa Property by Otto funding exploration expenditures of USD$1,400,000. The transaction closed May 4, 2009, and from that date the shareholders of Cynthia funded the ongoing costs of the Santa Rosa Property in the proportions 67.52% the Company and 32.48% Otto. During the financial year ended February 28, 2010, the Company, as operator of the Santa Rosa property, drilled a wildcat test well at the first selected location on the concession but did not encounter any hydrocarbons. Thereafter, the Company reacquired from Otto, at nominal cost, Otto’s 32.48% interest in Cynthia.

Acquisition of the OJVG Property, Sénégal

The Company has the right to acquire the OJVG Property, as more fully described under “Item 4 - Information on the Company - D. Property, Plants and Equipment” below. The Direction de Mines of Sénégal awarded the exploration concession to the Company on behalf of the Oromin Joint Venture Group through an international selection process concluded in October 2004. The Oromin Joint Venture Group (“OJVG”) was a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement. In order to acquire its interest in the OJVG Property, the OJVG was required to spend at least USD$8 million on exploration of the OJVG Property by April 17, 2007, and this condition was fulfilled in October 2006. Under the terms of the OJVG agreement, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. Badr was to hold a free carried interest until the initial USD$8 million commitment was completed, at which time the three parties would bear all future costs associated with the exploration and development of the OJVG Project on a pro rata basis, or be subject to dilution.

By an agreement dated December 18, 2006, as amended, between Oromin Joint Venture Group Ltd. (“OJVG Ltd.”), Sabodala Holding Limited (“SHL”) (a wholly-owned subsidiary of the Company), Bendon and Badr, the OJVG was converted into a corporate form. SHL and Bendon each own a 43.5% interest and Badr owns a 13% interest in OJVG Ltd. SHL and Bendon have agreed to each fund 50% of the costs of exploration and development of the OJVG Property, with Badr’s interest being fully carried for as long as it owns an interest in OJVG Ltd. The exploration concession comprising the OJVG Property has been assigned the OJVG Ltd. SHL is the operator of OJVG Ltd. to which it provides exploration and management services. In March 2007, the Government of Sénégal granted a twenty month extension (to December 22, 2008) to the Mining Convention conditional on the joint venture spending an additional USD$12 million during the extension period. This expenditure requirement was met and in December 2008, OJVG Ltd. was granted a further twelve month extension, expiring on December 22, 2009.

In August 2009 the Company completed an initial preliminary feasibility study for its Project. This study was prepared by SRK Consulting (Canada) Inc. utilizing available exploration drilling data up to May 2009. The result of this initial study produced a negative net present value (NPV) and as such no mineral reserves could be quantified for the OJVG Property. Due to the negative economic results estimated by this study, SRK recommended that OJVG:

•	Focus its exploration activities on identifying high-grade targets that might help in improved cash flows in the early years of the project as the property still has several interesting gold anomalies that, if exploration is successful, could add value to the project;

•	Optimize the preliminary feasibility study to allow for the known opportunities to be investigated and new opportunities to be sought; and

•	Continue drilling on the property and revise the preliminary feasibility study based on new information at a cost of approximately $15M.

OJVG adopted SRK’s recommendations, but elected to complete a final feasibility study rather than simply revise the preliminary study. As a result, on January 26, 2010, OJVG was granted a mining licence for the OJVG Project. The mining licence is for a term of fifteen years and will permit OJVG to begin mining operations in accordance with recommendations of the feasibility study currently being prepared by SRK Consulting and Ausenco Limited and due for completion in July of this year. OJVG is in the process of establishing an operating company to undertake the development of the OJVG Project. The operating company will be owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest owned by the Government of Sénégal is fully carried and the Government of Sénégal is also entitled to a royalty equal to 3% of net smelter returns plus USD $6.50 per ounce of gold produced. Under the terms of the Mining Convention, OJVG is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.

B.	Business Overview

The Company has historically been involved in the exploration of mineral properties in various parts of the world. During the last three financial years the Company’s principal activities have been financing and carrying out exploration on the OJVG Property in Sénégal and the Santa Rosa Property in Argentina.

In March 2001, the Company acquired a 100% interest in the oil and gas exploration rights for the Santa Rosa Property in central Argentina and exploration of the Santa Rosa Property is now one of the two principal business activities of the Company. In June 2002, the Company, through its wholly owned subsidiary Cynthia Holdings Limited (“Cynthia”), agreed to sell an effective 50% interest in its Santa Rosa Property. The Agreement was amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for 212.415 shares of Cynthia (representing a 17.52% effective interest in its Santa Rosa Property) and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited, received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”). As described in “Agreements with Surge Global Energy, Inc.” above, in March 2008 the Company acquired back from Surge the 17.52% interest. Pursuant to an agreement dated December 23, 2008, with Otto Energy Ltd. (“Otto”) the Company agreed to sell to Otto an effective 32.48% interest in its Santa Rosa Property by Otto funding exploration expenditures of USD$1,400,000. This transaction closed May 4, 2009. During the financial year ended February 28, 2010, the Company, as operator of the Santa Rosa property, drilled a wildcat test well at the first selected location on the concession but did not encounter any hydrocarbons. Thereafter, the Company reacquired from Otto, at nominal cost, Otto’s 32.48% interest in Cynthia.

In October 2004, the Company was awarded an exploration concession known as the Sabodala Property in the Republic of Sénégal – which has subsequently been renamed the OJVG Property. The exploration concession granted the Company the sole right to acquire a 100% interest in the OJVG Property by spending at least USD$8 million on exploration of the OJVG Property by April 17, 2007, a condition which was met. The OJVG Property was held by the Oromin Joint Venture Group (“OJVG”), a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement. By an agreement dated December 18, 2006, as amended, between Oromin Joint Venture Group Ltd. (“OJVG Ltd.”), Sabodala Holding Limited (“SHL”) (a wholly-owned subsidiary of the Company), Bendon and Badr, the OJVG was converted into a corporate form. SHL and Bendon each own a 43.5% interest and Badr owns a 13% interest in OJVG Ltd. SHL and Bendon have agreed to each fund 50% of the costs of exploration and development of the OJVG Property, with Badr’s interest being fully carried for as long as it owns an interest in OJVG Ltd. The exploration concession comprising the OJVG Property has been assigned to OJVG Ltd. SHL is the operator of OJVG Ltd. to which it provides exploration and management services.

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

(2)
The interest of Oromin Joint Venture Group Ltd. in the OJVG Property takes the form of its rights and interest in a Mining Convention to which it is a party with the Government of Sénégal dated February 17, 2005 as subsequently amended, as more completely set out under Item D. “Property Plants and Equipment – OJVG Property, Sénégal” below. These rights are incorporated in the Mining License for the OJVG Project issued by the Government of Sénégal January 26, 2010. This 100% interest is subject to a reduction to 90% in favour of the Government of Sénégal and, contingently, to 65%, as more completely set out under Item D. “Property Plants and Equipment – OJVG Property Sénégal” below.

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

Title

The Company owns, through its Argentina subsidiary, Exploraciones Oromin, S.A. (“EOSA”), a 100 per cent interest in exploration block CCyB-9 (Cuenca Cuyana y Bolsones 9) (the “Santa Rosa Property”) pursuant to Resolution No. 2 issued by the Secretariat of Energy and Mining on March 16, 2001 pursuant to International Public Bidding No. E-01/92 (“Plan Argentina”), Fiftieth Bid. The Resolution grants EOSA an Exploration Permit to explore for hydrocarbons over the area covered by the exploration block for three exploration periods totalling six years. The Exploration Permit will be converted to an Exploitation Permit if commercial quantities of hydrocarbons are found. The Exploitation Permit allows for the extraction of hydrocarbons for a period of twenty-five (25) years with a possible ten (10) year extension. In January 2007 jurisdiction over hydrocarbon resources in Argentina passed from the federal government to the provincial governments. The government authorities of the Province of Mendoza by their Decree 1018/2008 awarded the Exploration Permit for block CCyB-9 to EOSA on April 30, 2008. The Santa Rosa Property is subject to a royalty in favour of Dr. Norman Haimila which, at the option of Dr. Haimila, is equal to a 1% gross overriding royalty interest on all products including hydrocarbons produced from the Santa Rosa Project or 0.5% of the gross value of the non-government share of the anticipated recoverable hydrocarbons (estimated ultimate recoverable) as determined by a mutually agreed upon independent evaluation and payable at the first production

On June 26, 2002, the Company, through its wholly-owned subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement (the “Agreement”) whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US$1,400,000 to Bible Resources Limited (“Bible”) a private Nevada corporation. The Agreement initially provided for the purchase price to be paid in three tranches, with US$400,000 due on or before July 31, 2002, a further US$400,000 on or before August 30, 2002 and the remaining US$600,000 to be paid by September 30, 2002. The Agreement has been amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received US$600,000 in payment for 212.415 shares of Cynthia (representing a 17.52% effective interest in its Santa Rosa Property) and, as consideration for extending the agreement, the Company’s wholly owned British Virgin Islands subsidiary, Irie Isle Limited (“Irie”), received 1,000,000 common shares in the capital stock of Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interest. Surge has elected not to acquire any further interest in the Santa Rosa Property. As described in “Agreements with Surge Global Energy, Inc.” above, in March 2008 the Company acquired back from Surge the 17.52% interest.

Pursuant to an agreement dated December 23, 2008, with Otto Energy Ltd. (“Otto”) the Company agreed to sell to Otto an effective 32.48% interest in its Santa Rosa Property by Otto funding exploration expenditures of USD$1,400,000. This transaction closed May 4, 2009.

In December 2008 Irie and Otto approved a program and budget for the next phase of exploration, at an estimated cost of USD $4.163 million – subsequently modified to USD $3.574 million – consisting of interpretation of seismic data, completion of environmental studies, and drilling one exploration well. The first USD $1.4 million of this program was funded by Otto as set out above, and the balance of USD $2.174 million was funded USD $1.468 million by the Company (67.52%) and USD $0.706 million by Otto (32.48%). All future exploration and development of the Santa Rosa Property was to be borne proportionately by each party or they would suffer dilution.

During July 2009 EOSA carried out the drilling of the first exploration well, within the budget, which did not encounter hydrocarbons and was plugged and abandoned. Irie is currently assessing the scope for further work on the CCyB-9 concession with a view to developing additional targets on this large tenement, if seismic and other exploration analysis yet to be carried out indicate the existence of further prospective targets. The Company subsequently reacquired, at nominal cost, the 32.48% interest in Cynthia held by Otto. Irie is seeking third party participation in all material costs of further work.

Location, Access & Physiography

The Santa Rosa Property is comprised of exploration block CCyB-9, covering 7,694 square kilometres in the Cuyana basin in the Province of Mendoza in central Argentina. The Santa Rosa Property is situated over the dome centred on 33°15'S Latitude and 67°40'W Longitude. The block extends from 52km to 130km east of the city of Mendoza and extends north from Rio Tunuyan for approximately 100km. The centre of this area is approximately 925km, west of Buenos Aires, the capital city of Argentina. The property location map directly follows this page.

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

Erosion during the Jurassic, Late Cretaceous and Middle Tertiary has left the central portions and the margins of the graben complexes almost devoid of the originally deposited sediments. Since the Late Oligocene the whole area has been covered by post-Andean continental clastics. Compression, both during the early erosional episodes and since the uplift of the Andes, has resulted in longitudinal and transverse arching between the Cuyana and Beazley-Mascasin subbasins forming the large central regional arch and its superimposed domes.

Stratigraphy

Basement in the Cuyana area is composed of Precambrian granites and gneisses that are overlain by Paleozoic sediments and Permo-Triassic volcanics.

N
Bolivia
Paraguay
Brazil
Salta
Cordoba
South
Pacific
Ocean
Mendoza
Santiago
Santa Rosa Project
Uruguay
Buenos Aires
Argentina
Chile
South Atlantic
Ocean
Rio Gallegos
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

Sediment Distribution

Based on seismic interpretations and well penetrations the Triassic sedimentary section preserved beneath the Late Tertiary unconformity varies from zero to 850m along the western boundary of the block and thins to less than 90m over the culmination of the dome. The Triassic section thickens to over 175m in the graben in which the Santa Rosa Este x-1000 well was drilled and thickens to 608m at the southern boundary of the CCyB-9 Block in the Jaquel La Esperanza x-4 well. Where the Triassic section is in the order of 250m thick there is the potential for the Cacheuta Formation source beds to be preserved beneath the unconformity marked by the Conglomerate Violaceo. Even in the Santa Rosa x-2 well where less than 150m of Triassic section lies on basement, the Triassic section may consist of a depositionally thinned Potrerillos sequence overlain by what appears to be Cacheuta Formation shales and possibly even a thin remnant of the Rio Blanco Formation. The Cacheuta Formation likely subcrops in an irregular band along the western flank of the dome within the Santa Rosa CCyB-9 Block. It is also buried deeply enough, locally, within the western portion of the block to be capable of generating oil with bottom hole temperatures in the Santa Rosa x-2 reaching 223 degrees F. at a depth of 2050m.

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

Drilling of Well OLE.MD.SRE X-2001

As set out above, during July 2009 EOSA carried out the drilling of the first exploration well, which did not encounter hydrocarbons and was plugged and abandoned. The Company is presently examining additional targets on its Santa Rosa Property and seeking partners for future work on the property.

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

OJVG Property, Sénégal

Except as noted below, Douglas Turnbull, P.Geol., the Company’s consulting geologist, is the qualified person responsible for the preparation of the technical information concerning the OJVG Property in this document.

Title

In October of 2004, the Company was awarded an exploration permit for the Sabodala exploration concession (the “OJVG Property”) issued in accordance with the Mining Convention which was subsequently formalized February 17, 2005 with the Government of Sénégal. The Direction de Mines of Sénégal awarded the exploration concession to the Company on behalf of the Oromin Joint Venture Group through an international selection process concluded in October 2004. The Oromin Joint Venture Group was a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement. In order to acquire its interest in the OJVG Property, the Oromin Joint Venture Group was required to spend at least USD$8 million on exploration of the OJVG Property by April 17, 2007 and by December 31, 2006 it had spent USD$11 million on exploration.

By an agreement dated December 18, 2006, as amended, between Oromin Joint Venture Group Ltd. (“OJVG”), Sabodala Holding Limited (“SHL”) (a wholly-owned subsidiary of the Company), Bendon and Badr, the Oromin Joint Venture Group was converted into a corporate form. SHL and Bendon each own a 43.5% interest and Badr owns a 13% interest in OJVG. SHL and Bendon have agreed to each fund 50% of the costs of exploration and development of the OJVG Property, with Badr’s interest being fully carried for as long as it owns an interest in OJVG. The exploration concession comprising the OJVG Property has been assigned to OJVG Ltd. SHL is the operator of OJVG Ltd. to which it provides exploration and management services.

In March 2007, the Government of Sénégal granted a twenty month extension (to December 22, 2008) to the Mining Convention conditional on the joint venture spending an additional USD$12 million during the extension period. This expenditure was met and in December 2008, OJVG was granted a further twelve month extension, expiring on December 22, 2009 and title to the exploration concession was transferred to OJVG. The terms of the extension required OJVG to relinquish 8% of the exploration concession territory, reducing the concession size from 229.7 km2 to 212.6 km2, complete a Pre Feasibility Study (“PFS”) by the end of August 2009 and submit a Strategic Environmental Evaluation (“SEE”) by the end of 2009.

In August of 2009, OJVG submitted a PFS and in December of 2009 the SEE was also submitted to the Sénégalese government fulfilling the terms of the OJVG’s license extension requirement.

In January of 2010, OJVG received government approval for the SEE submitted in 2009 and on January 26 2010, the Sénégalese government granted OJVG a mining license for a term of 15 years, at which time the license can be renewed. In January of 2010, OJVG also announced that it would upgrade the previous PFS to a full Feasibility Study, scheduled for completion in July 2010.

As a result of obtaining the mining license in January 2010, OJVG must establish an operating company to further develop the OJVG Property. OJVG is in the process of establishing an operating company to undertake the development of the Sabodala Property. The operating company will be owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest owned by the Government of Sénégal is fully carried and the Government of Sénégal is also entitled to a royalty equal to 3% of net smelter returns plus a royalty of USD $6.50 per ounce of gold produced. Under the terms of the Mining Convention, OJVG is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.

Location, Access & Physiography

The OJVG Property is located approximately 650 kilometres east southeast of Sénégal’s capital city of Dakar and is centred at 13º 09’ North Latitude and 12º 06’ West Longitude. It is a 212.6 km2 trapezoidal concession that partially surrounds, but does not include, the 20.3 km2 rectangular Sabodala mining concession which hosts Mineral Deposits Ltd.’s (“MDL’s”) Sabodala gold deposit.

The OJVG concession can be reached by road from the town of Kédougou (2-3 hours), the regional centre of Tambacounda (5-6 hours) or the city of Dakar (10-12 hours), each of which supplies all basic services. The road is paved from Dakar to Kédougou and from Kédougou to Bembou, approximately 45 kilometres from the Property. Once within the Property, access is by four-wheel drive truck via a criss-crossing network of roads and trails. The concession can also be reached by privately chartered aircraft from Dakar to a 1200 metre paved airstrip in good condition located on the laterite plateau north of Falombo, near the boundary between MDL’s Sabodala mining concession and OJVG’s concession.

Just beyond the eastern boundary of the concession is the village of Khossanto, a regional centre, which includes telephone service, government officesand a medical centre. There are seven small primitive villages on the Property, most of which house 100-300 people (but occasionally as many as 1,000 to 1,500) and are surrounded by subsistence gardens and a scattering of small fields with crops including sorghum and cotton. At the larger villages of Sabodala (located on the MDL mining concession) and Mamakono there are schools and small shops. The small villages of Bransen, Falombo, Dendifa, Bambaraya, Mankana and Maki Medina have limited services and facilities, although they do have water wells.

Topography on the Property is gentle to hilly. Approximately 80% of the Property is covered by flatlying lateritic plateaus. Outcrops cover less than one per cent of the Property, generally limited to road cuts, ridges and creeks. Elevations range between 150 and 420 metres, with broad, poorly incised drainages. Vegetation is of a tall-grass savannah type with common thickets of bamboo and a scattering of trees, some up to a diameter of 10 metres. Fauna includes warthogs, baboons, various species of monkeys and birds as well as herds of domesticated goats, sheep and cattle.

The climate is characterized by long, dry (September to May) and short, rainy (June to August) seasons in a subtropical regime. In Kédougou, the nearest centre with recorded weather data, the highest temperatures are in March to May and range from highs of 31°C to 41°C. The lowest temperatures occur in December and January when highs range from 17°C to 26°C. The mean annual rainfall is 1130mm. The annual harmattan is a dry wind that blows from the desert in the north resulting in dusty, hazy skies from December to February.

OJVG (formerly Sabodala) Property Location Map

2000000 mN
400000 mE
800000 mE
2000000 mN
MAURITANIA
Saint-Louis
Senegal
Dakar
1600000 mN
Kaolack
Sabodala Project
1600000 mN
Tambacounda
North
Atlantic
Ocean
The Gambia
MALI
Bignona
Kedougou
GUINEA-BISSAU
GUINEA
1200000 mN
Oromin Explorations Ltd.
Sabodala Project
Senegal, West Africa
Location Map
Figure: 1
400000 mE
800000 mE
0 mE

Plant and Equipment

At present, there is no underground or surface mining plant or equipment on the OJVG Property.

Regional and Local Geology

OJVG’s Sabodala exploration concession lies within the Kédougou-Kéniéba Inlier (“KKI”), part of the highly deformed Birimian-Eburnean province of the West African Craton which underlies much of Ghana, Burkina Faso, Ivory Coast, Liberia, Sierra Leone and parts of Guinea, Mali and Sénégal.

The KKI is a triangular shaped area of Palaeproterozoic rocks in the western Birimian-Eburnean subprovince. The geology of the inlier is composed of felsic gneiss terranes separated by greenstone belts that consist of supracrustal metavolcanic and metasedimentary rocks that are divided into two supergroups, the Mako and Dialé-Daléma Supergroups. The Mako Supergroup comprises a deformed and metamorphosed, tholeiitic and calc-alkaline volcanic succession which occupies the western part of the inlier. The Dialé-Daléma Supergroup, to the east, consists of a pelitic, siliciclastic and volcanogenic sedimentary succession (Dialé Series) and a volcano-sedimentary succession, containing a high proportion of carbonate sediments.

The two supergroups are broadly dissected by a belt of regional-scale shear zones, collectively referred to herein as the Main Transcurrent Shear Zone. Granitic plutons dated between 2.16-2.07 Ga intrude the greenstone belts of the KKI. These intrusions exhibit a range of deformation states; from entirely undeformed to highly-strained and their emplacement has been associated with sinistral transcurrent shearing along N-NE shear zones during the Eburnean orogeny.

Two regional-scale fault systems are known to affect the KKI: the broadly NS trending Sénégalese-Malian Shear Zone (“SMSZ”) and the arcuate, NE-trending, Main Transcurrent Shear Zone (“MTSZ”). On the basis of the position of tholeiitic lavas, along the axes of these fault zones, it is inferred these structures are the locus of original volcanic spreading centres. Displacement along both of these major fault systems is dominated by sinistral transcurrent movement.

The regional shear zones and their subsidiary structures appear to be key in the emplacement of several significant mineral deposits in the KKI. In western Mali and easternmost Sénégal, several gold mines (producing or under construction) are associated with the SMSZ, including IAMGOLD and Anglogold Ashanti’s Yatela and Sadiola mines, Randgold’s Loulo mine, Avion Gold Corporation’s Tabakoto mine and also hosts IAMGOLD’s Boto gold exploration project. Similarly in eastern Sénégal, rocks affected by the MTSZ host several of OJVG’s prospects as well as MDL’s Sabodala Mine and Randgold’s Massawa gold exploration project.

Property Geology

In the 1960’s, the Bureau de Récherches Géologiques et Minières (France; BRGM) conducted a nationwide 1:200,000-scale mapping program and geological study that included mapping the area of the Sabodala concession. Their maps define the area of intrusive rocks in the northwest of the property as part of the Kakadian Batholith, the central area of volcanic rocks as belonging to the Mako Supergroup and a succession of sedimentary/volcanic rocks towards the east as part of the Dialé Series.

As part of its mapping campaign, in 2005 OJVG commissioned Encom Technology Pty (“Encom”) of Australia to produce a concession-scale geological and structural interpretation of an airborne magnetic survey acquired by Fugro Airborne Survey Corp. (“Fugro”). OJVG has also conducted detailed geological mapping of excavation trenches around their prospects and retained SRK Consulting to assist with structural geological mapping and evaluation of its most-advanced prospects.

The distribution of the major lithological units within the Sabodala concession has been mapped through a combination of OJVG’s outcrop and trench mapping, and Encom’s interpretation of the magnetic attributes of the Fugro survey data. Encom defined broad areas of similar lithology based on their distinctive magnetic signature summarised as follows below.

Mako Volcanics

Along the centre of the concession is a deformed NNE-trending belt of strongly magnetic units, approximately 2 km wide, which forms the spine of the project area and corresponds to a range of low hills in the otherwise flat landscape. Highly magnetic mafic and ultramafic units, some layered, within the central-north part of the concession are interpreted to be sub-volcanic intrusives. tectonically interleaved with slivers of mafic to intermediate metasedimentary units. A significant part of the central concession area comprises basaltic and andesitic metavolcanics, commonly weakly altered to a buff-brown or light green colour by carbonate alteration; some are weakly brecciated. All of the rocks are characterised by varying degrees of ductile deformation and, to a lesser extent, affected by brittle faulting and jointing. Most rocks contain one or more ductile deformation fabrics, usually exhibiting a weak to moderate slatey or spaced cleavage. More massive basaltic units and some mafic dykes are less deformed, appearing blocky at outcrop.

Kakadian Batholith

The area to the NW of Sabodala and Kobokoto is characterised by a high-amplitude response in the Fugro magnetic survey data. This corresponds to a large granitic body, interpreted to be part of the regional-scale Kakadian Batholith, which stretches 120 km to the north. The batholith is a composite body, consisting of granites, granodiorites, monzongranites and gabbros, some arranged in layered complexes, containing a variety of mafic enclaves and dykes.

Eburnean Syn-tectonic Granites

In the NE part of the concession, a number of discrete intrusives are interpreted, such as those at Mamakono and Sekoto. At Mamakono a small pluton of homogeneous biotite-amphibole granodiorite has intruded into volcanic and volcanosedimentary rocks. Partial alteration by chlorite and carbonate has been noted. This pluton, and other weakly deformed or undeformed granites like it, is interpreted to be associated with the Eburnean Orogenic event.

Steeply dipping felsic dykes, up to 5 m wide, occur throughout the Sabodala Property in close proximity to areas of gold mineralisation at Golouma South, Masato and Kerekounda. Their weak deformation characteristics suggest that they were emplaced as late-kinematic intrusives, with respect to transcurrent displacements along the MTSZ.

Structural Geology

The Fugro aeromagnetic dataset, processed by Encom provides good concession-scale information on the structural geology of the Sabodala area. The magnetic anomalies on the survey define two predominant structural elements, described below.

ENE-WSW Shear Zones

Relatively discontinuous magnetic lineaments with straight to sinuous traces are relatively ubiquitous throughout the Sabodala concession area. Linear anomalies of this set have a mutually cross-cutting relationship with NNE-SSW to N-S trending discrete lineaments, described below. The ENE-WSW set of magnetic structures are parallel or sub-parallel to several discrete through-going linear anomalies of regional extent. These are not obviously affected by the NNE-trending structures and therefore may represent deep-seated structures. Outcrop and trench exposures within areas with E-W linear anomalies contain greenschist facies, fine-grained metavolcanic rocks which are weakly to moderately deformed, containing an E-W or WNW-oriented slaty cleavage or schistosity. Typically, the fabric dips steep to subvertical towards the south.

NNE-SSW to N-S Shear Zones

The most striking structures on the magnetic survey data of OJVG’s Sabodala concession are an array of NNE-SSW to N-S oriented discrete lineaments. A concentration of these lineaments forms a structural corridor that runs along the entire spine of the concession and another concentration occurs along the south-western margin of the magnetic survey area. These lineaments commonly cause small offsets or deflections of ENE-WSW trending anomalies, with apparent left-lateral (sinistral) displacements and clearly represent shear zones. Collectively they are assigned to the MTSZ. Several of the shear zones have strong continuous magnetic signatures owing to the presence of gabbroic dykes along their axes. Although the most obvious structures consist of concentrations of shear zones, away from these clusters, weaker, less continuous shear zones are distributed throughout the lower strain areas of the concession. At outcrop, the NNE-trending structures are manifest as zones of N-NE-trending ductile-deformed rocks, a few metres to several hundreds of metres wide.

In addition to these prominent lineations, Encom has interpreted a third NW-SE trending set which is not easily recognised at outcrop. It is possible that the Kerekounda deposit is hosted by one such structure.

Residual Soils

A thin layer (<0.3 m) of loose overburden containing organic matter is underlain by massive, nodular, red-brown lateritic residual soils over the majority of the concession. Where observed in excavation trenches in Golouma, the laterite grades into brown-grey coloured friable saprolite at depths of approximately 1 m to 2 m below the ground surface. In some areas, particularly Masato, the weathering is more intense and laterite thickness can be greater than 2 m. Where known from drilling, saprolite thickness varies from several metres to several tens of metres, grading in to a zone of discoloured oxidised bedrock at depth.

Deposit Types

The mineral deposits within the Sabodala Property are typical of gold deposits hosted by Birimian greenstones of the Kédougou-Kéniéba Inlier. These deposits include MDL’s Sabodala deposit, Randgold’s Massawa deposit and IAMGOLD’s Boto deposit, all within Sénégal, as well as AngloGold Ashanti and IAMGOLD’s Sadiola and Yatela deposits, Merrex Gold’s Siribaya deposit, Avion Gold Corporation’s Tabakoto deposit and Randgold’s Loulo deposit, all within Mali. Although these deposits differ in geological detail such as their host rocks mineralogy, size and grade, their principal characteristics indicate they fall within the broad classification of orogenic gold deposits. This classification includes a variety of styles of mineralisation that have similar temporal and spatial associations with orogenesis and tend to have several of the following characteristics:

•	Host rocks are commonly basalts to komatiite composition flows, pillows and pyroclastic rocks that are metamorphosed to greenschist (occasionally lower amphibolite);
•	Wall rock alteration haloes are laterally zoned, formed by the metasomatic addition of SiO2, K2O, CO2 and H2O;
•	Synkinematic deposition along ductile or brittle-ductile subsidiary structures of regional-scale (often transcurrent) shear zones;
•	Structurally-controlled higher grade mineralized shoots;
•	Ore deposition by fluid-rock interaction or phase separation of the fluid at circa 300-350°C, normally during retrograde metamorphism.

Orogenic gold deposits account for a significant portion of the current global gold production and include a number of large gold fields including Timmins in Canada, Ashanti in Ghana and the Eastern Goldfields of Western Australia. These large gold provinces are typically hosted by granite-greenstone terranes which comprise significant parts of Archean and Early Proterozoic cratons, similar to the KKI. Based on their morphology, mineralogy and alteration characteristics, the deposits of the Sabodala concession appear very similar to orogenic gold deposits.

OJVG has further classified the mineral deposits on the concession into two types according to the relative grade and style of gold mineralization and spatial relationship within a NNE trending 8 kilometre wide structural corridor (related to the MTSZ) that runs the entire length of the concession. The western side of this corridor hosts the lower grade, bulk mining style deposits collectively referred to as the “Masato Style” bulk tonnage deposits (Masato, Maki Medina, Niakafiri Southeast deposits) while the eastern side hosts the higher grade deposits (Golouma West, Golouma South, Kerekounda, Kourouloulou deposits), collectively referred to as the “Golouma Style” higher grade deposits.

Mineralization

Golouma Style Deposits

Golouma West

The geometry of the Golouma West deposit consists of two broadly E-W trending shear zone-hosted sheet-like bodies, which together have a total strike length of approximately 800 m and a NNE-trending appendage, referred to as the West limb. In plan, the two E-W trending bodies are offset by approximately 140 m in a dextral sense along the ENE-striking Golouma West Fault, and were therefore originally emplaced along a single E-W structure. The West limb is approximately 225 m in length and dips moderate to steep towards the west.

The principal zone of mineralisation at Golouma West changes orientation from E-W to NNE-SSW where it intersects a strong NNE-oriented shear zone of the MTSZ Trend. In section, the main mineralised zone dips 75-80° S, broadly parallel to the main E-W ductile cleavage. The West limb dips at an angle of 65°W, transitioning to about 45°W at depths of 200 m.

Mineralisation is hosted by a highly deformed shear zone defined by a broad zone (20-50 m wide) of intensely cleaved metavolcanic rocks. In excavation trenches, anomalous gold values can be traced along strike within the shear zone. Gold mineralisation is associated with areas of highly ductile-deformed metavolcanics which take on a cream, pale pink or buff colour due to intense hydrothermal alteration resulting in a principal alteration mineral assemblage of Fe-carbonate-sericite±quartz±feldspar ±pyrite. Alteration is broadly correlated with the intensity of the deformation fabric, with the strongest manifestations found in high strain domains, often adjacent to thicker quartz veins. Mineralogically, the alteration is dominated by very fine grained dolomite and Fe-carbonates, usually with lesser amounts of fine grained sericite and quartz intergrowths. Plagioclase (albite) and potassium feldspar also occur within the assemblage, generally at lower abundances (<10%). Pyrite is commonly present as clusters and disseminations of fine to medium grained brass coloured grains. Anomalous gold values associated with the carbonate-dominated alteration assemblage define a deposit typically 5-10 m in true thickness; the thickness may reach a maximum of about 40 m in exceptional cases.

Within the principal envelope of the E-W shear zone and mineralized body, gold grades are not uniform. Gold distribution exhibits a strong shoot control, with four major shoots evident plunging 60-80° to the west and W-SW. Their orientation supports the inference that the shoots occupy the linear zones of intersection between the E-W shear zone fabric and N-NE-trending shear zones.

Golouma West has been systematically drilled-off to a depth of about 300 m below the surface (about 60 m below sea level), with step-out holes intercepting mineralisation down to a depth of about 320 m. The NNE appendage west of the main E-W body is currently open to the north and exploration is continuing to extend mineralisation towards the Golouma Northwest zone. A series of thick, NE-oriented quartz-carbonate veins define the trace of the sheet-like body, which has similar mineralogical and alteration characteristics to the main E-W body. The eastern extent of the EW mineralised body has not been fully defined although it appears to weaken. Shoot-controlled mineralisation remains open at depth in several areas of the deposit

Golouma South

Golouma South occupies an N-NE oriented (025°-205°) ductile shear zone to the SE of the Golouma West Deposit. Similar to the Golouma West deposit, mineralisation is sheet like, dipping 50° to 65°W. Mineralisation has been defined for a strike length of approximately 640 m and down to 280 m below surface (about 40 m above sea level).

The deposit comprises a single, up to three sub-parallel zones along any one particular section, coinciding with higher strain zones within the NE-oriented shear zone. Similar to Golouma West, excavation trenches indicate that gold is associated with the highest strain parts of the shear zone, corresponding to areas of powdery white saprolite and the presence of quartz veins in excess of 0.1 m in thickness. Veins are predominantly oriented parallel to the shear fabric and tend to be localised on the margins between high and low strain domains.

Host rocks at Golouma South are similar mafic volcanic rocks as at Golouma West, but have a tendency to be slightly more massive. In the wall rocks of the main mineralised bodies, the intensity of the NE-oriented foliation decreases. These foliations transition into zones of E-W oriented, sub-vertically-dipping slatey or schistose foliation, often crenulated along a NE-axis.

Alteration consists of the same basic Fe-carbonate-sericite-quartz±feldspar±pyrite assemblage as at Golouma West and, similarly, correlates well with strain intensity in the shear zone. High gold values correspond to intensely altered areas particularly where quartz-carbonate veining is present. The true thickness of mineralised zones varies from approximately 2.5 m to 20 m, but is typically within the 5 to 12 m range.

Gold distribution is generally more uniform than at Golouma West, however, the presence of higher grade ore shoots can be traced. These shoots plunge steeply towards the W-SW and are thought to correspond to an intersection between the NE-oiernted shear zone and zones of intense E-W shearing.

Kerekounda

The Kerekounda deposit is located approximately 1.5 km to the north of Golouma South. Due to its proximity and similar mineralisation characteristics, OJVG considers Kerekounda to belong to the Golouma group of deposits.

Mineralisation at Kerekounda occupies three relatively minor shear zones dipping 50-70°WSW with a NNW strike (145-325°). The shear zones are relatively discrete zones of high strain where the chloritised mafic volcanic rocks are partially or pervasively replaced by Fe-carbonate-sericite±quartz±pyrite alteration mineral assemblage. Texturally, the mineralised rocks are similar to those in Golouma South and Golouma West, although visible gold occurrences are relatively more abundant within the Kerekounda deposit, owing to the generally higher grade of the deposit.

Three distinct mineralised shear zones, with separations of 10 m to 35 m, host the gold mineralisation at Kerekounda. Each mineralised zone typically ranges between 0.5 m to 10 m in true thickness. Three higher grade shoots at Kerekounda plunge steeply towards the WNW (approximate plunge 50/300). These appear to be controlled by the intersection of the regional WSW-ENE trending shear zone fabric, which controls the localisation of mineralisation in the Golouma-Kerekounda area, with the discrete NNW-trending shear zones that host the mineralisation.

The main mineralised zone is the lowermost of the three delineated. It consists of a quartz (-carbonate) vein or multiple quartz veins, within a broader zone of carbonate-dominated alteration. Highest gold grades and visible gold are associated with the quartz veins; grades in the altered rock tend to be lower.

At the time of this Annual Report, OJVG has drill-defined mineralisation over a strike length of 366 m and down-dip for approximately 430 m. The defined mineralization remains open along dip. The extent of the lowermost mineralized shear zone is not well constrained below 270 m below surface. In addition, another high grade zone with much reduced strike length appears to be present stepping towards the east at depth. It has unknown down-dip continuity. Anomalous gold values have been encountered in excavation trench samples several hundreds of metres to the south (including some visible gold). However, at present it is not known if this is part of the same deposit.

Kourouloulou

The Kourouloulou deposit is situated directly west of the northern continuation of the Golouma South shear zone. The deposit consists of three broadly ESE striking mineralised veins arranged parallel to each other within a zone that dips steeply towards the south. The longest vein has been defined over a 220 m strike length and the vein system in general has been intersected to a depth of 300m from surface. Three cross-cutting, subvertical NW dipping brittle faults have been modelled for the deposit using drill hole data.

Masato Style Bulk Tonnage Deposits

Masato

The Masato deposit is located in the north-central area of the OJVG concession, approximately 6 km north of the Golouma area and 1.5 km east of the MDL’s Sabodala deposit. Masato has a NE-trending (010°-190°) strike and dips moderately (45°-65°) to the west. Currently, OJVG has defined the deposit over a strike length of 2,100 m using trenches and drilling. To the south, the deposit has been defined up to the common boundary with MDL’s property, although the mineralization becomes weaker. To the north, OJVG has effectively limited the extent of economic mineralisation. At present, mineralisation has been systematically drilled to a depth of approximately 220 m below the surface (about 20 m above sea level). It remains open at depth along most of its strike length but may be limited from an economic (grade) perspective.

Gold is hosted by a complex NNE-SSW to N-S oriented shear zone along the axis of the MTSZ. The host rocks consist of strongly ductile deformed greenschist facies metabasalts and ultramafic units, strongly altered by a Fe-carbonate-sericite-fuchsite±quartz±pyrite mineral assemblage. The presence of fuchsite (Cr-mica) is seen in the mafic to ultramafic units at Masato, where it imparts a bright green colouration. However, the most intensely altered zones are usually carbonate-quartz-pyrite-dominated and appear pale (salmon) pink to cream in colour; fuchsite appears less-significant. The most intense alteration is often associated with the presence of an intense crenulation cleavage.

In detail, the Masato deposit consists of between two and five separate mineralised zones over a width of up to 90 m. Each mineralised zone typically ranges between 1m to 10 m true thickness. Anomalous gold values are associated with intensely altered zones dominated by the presence of carbonate, silica and pyrite. Some textural evidence, suggests this phase of mineralisation is associated with a relatively late stage of the overall deformation framework.

The Masato deposit hosts multiple generations of mineral veins. Early white-grey coloured quartz-feldspar veins are commonly highly deformed and do not possess anomalous gold values. Quartz-carbonate veins up to 0.5 m in thickness are relatively commonplace in the highly altered areas of the Masato deposit. The veins dip to the west and strike broadly parallel to the main trace of the deposit. Similar to Golouma South, numerous felsic dykes occur in close association with mineralisation at Masato.

Niakafiri Southeast

Niakafiri Southeast occupies the same shear zone trend that extends south from Masato through Niakafiri Southeast and Maki Medina to the Goumbati area, approximately 4 km to the south. The mineralization at Niakafiri Southeast has been traced using trenching and drilling over a strike length of approximately 0.85 km. Step-out drilling indicates that this zone extends a further 0.35 km to the north to the common boundary with MDL’s property, giving a total drilled strike length of 1.2 km.

Mineralisation and alteration at Niakafiri Southeast are not dissimilar to the styles observed at Masato. Anomalous gold values are associated with a broad, altered shear zone which reaches up to 150 m wide. Like Masato, the grades intercepted to date indicate that Niakafiri Southeast represents a low grade prospect which may have the potential for open pit extraction if sufficient material can be outlined. Alteration is characterised by the development of a carbonate-silica-fuchsite-sericite-pyrite mineral assemblage which imparts a buff-pink colour to the shear zones and, as elsewhere in the concession, alteration generally correlates with strain in the shear zone. The altered shear zones host numerous quartz-carbonate-albite veins with varying deformation states (highly sheared and folded to undeformed). Although no detailed studies have been carried out in this deposit, gold is most likely associated with both the altered zones and distinct vein sets contained within them.

The main mineralisation trend steps towards the east by approximately 150 m in the southern central portion of the deposit. This appears to coincide with the presence of an ENE-WSW trending shear zone, or fault. Initial indications from this structure and another smaller E-W structure, suggest that relatively continuous higher grade mineralisation occurs within these E-W or ENE-WSW oriented zones.

Maki Medina

Maki Medina is situated along the same steeply west-dipping, NNE-SSW trending structure that hosts Masato and Niakafiri Southeast to the north. As in these two other deposits, exploration to date indicates the presence of relatively low grade gold mineralisation, hosted by multiple sub-parallel shear zones, each typically less than 10 m true thickness. In total, these zones comprise a variably mineralised zone reaching up to 80 m wide. Typically, higher gold values are associated with a broad zone of pink carbonate-silica-pyrite alteration associated with quartz-carbonate veining.

At present, drilling has defined a mineralized zone with a strike length of approximately 1.2 km. The main mineralised zone appears to step to the southeast in the central part of the deposit which may represent an offset across a transverse ENE-WSW trending shear zone, or an overlapping shear zone. Due to the relatively early stage of exploration at Maki Medina, the geological controls on the mineralisation are not fully understood and the presence of any higher grade shoots, if present, is yet to be defined.

Exploration Targets

Kobokoto South

The Kobokoto South exploration target is located along the same shear structure hosting the Maki Medina, Niakafiri Southeast and Masato deposits to the northeast and may represent another of the Masato Style Bulk Tonnage targets. Kobokoto South lies approximately 2.0 km to the southwest of the Maki Medina deposit. Soil geochemistry and excavation trenching indicated that a mineralized target similar in scope to the on-trend Maki Medina deposit may be present over a minimum strike length of 800 to 900 metres. Drilling has been systematically tracing this mineralization presently to a strike extent of 400 metres and is ongoing.

Niakafiri Southwest

Niakafiri Southwest is located along the westernmost limits of the same NNE-SSW trending structure hosting the Masato, Niakafiri Southeast and Maki Medina deposits, as well as the Kobokoto South exploration target. Niakafiri Southwest is situated approximately 600 metres directly west of the Niakafiri Southeast deposit. Limited drilling here has identified a broad, low to moderate grade mineralized zone hosted almost entirely within oxide materials at and very near surface.

Koutouniokollo

The Koutouniokollo exploration target is located approximately 3.5 km to the southwest of Golouma West and is more akin to the Golouma Style of mineralization. Koutouniokollo is one of the most recent exploration discoveries on the OJVG property. Soil geochemistry outlined a favourable anomaly near former artisanal gold workings at a prominent topographic high within a laterite plateau. Follow up excavation trenching identified both narrow higher grade quartz vein hosted gold mineralization as well as broader moderate grade gold mineralization within an area of distinct cross-cutting NNW and NNE structures. Drilling evaluation of these two distinct mineralized targets has now begun.

Other Exploration Targets

In addition to the above exploration targets, OJVG has identified an extensive listing of other exploration targets at varying stages of evaluation. Some of these have been named Koulouqwinde, Sekoto, Mamakono, Kinemba, Kobokoto West, Maleko, Dendifa, Korolo and Goumbati.

Exploration – General

Since 2005, the Company’s exploration of the OJVG Concession has employed the following techniques and technologies: soil geochemical sampling; hand and mechanical excavation trenching; trench and outcrop mapping and sampling; diamond core and reverse circulation drilling; satellite imagery; induced polarization and aeromagnetic surveying. Initial soil geochemistry sampling resulted in the definition of 16 targets for follow-up exploration (Golouma, Masato, Kerekounda, Maki Medina, Niakafiri Southeast, Niakafiri Southwest, Koulouqwinde, Bransan, Sabodala North, Sekoto, Mamakono, Maleko, Dendifa, Korolo, Goumbati and Kinemba). Exploration initially concentrated on the Golouma, Masato and Niakafiri Southeast areas, but was extended to include the soil anomaly at Maki Medina and the old artisanal workings at Kerekounda. Exploration has drawn heavily on lithological, alteration and structural characterization of trenches, drill core and RC chips, and the integration of these results with geological interpretations of the aeromagnetic survey data.

During the initial 22 month period, February 2005 to December 2006, OJVG spent USD$11.0 million on exploration. From January 1, 2007 to present OJVG has expend a further USD$89.0 million on exploration, for a total of USD$100.0 million spent to April 30, 2010. The initial exploration program started in March 2005 after the Company signed the Sabodala Mining Convention on behalf of the OJVG. OJVG undertook a multifaceted exploration program with two objectives: to outline and define the dimensions of the gold mineralization discovered at Golouma, Masato and the Niakafiri trends; and to evaluate the property as a whole through soil geochemistry, prospecting, IP geophysics and trenching.

To date, OJVG has completed over 125,000 metres of core drilling and over 120,000 metres of RC drilling, advancing a total of seven deposits (Golouma West, Golouma South, Kerekounda, Masato, Kourouloulou, Niakafiri SE and Maki Medina) to the stage of resource estimation. In addition to these successes, OJVG has received encouraging initial results from Kobokoto, Koulouqwinde, Niakafiri Southwest, Sekoto, Maleko, Dendifa, Korolo, Goumbati and Kinemba. Several other anomalies remain to be tested.

The following sections describe the main exploration activities conducted on the OJVG concession Project since the start of OJVG’s exploration program in 2005.

Exploration Program 2005 – Financial year ending February 28, 2006

The 2005 exploration program consisted of the acquisition of a concession wide airborne magnetic/radiometric survey followed by a field program comprising: 3,895 soil samples, 139 rock assays, 707.5 m of hand trenching in 31 trenches, 2,936 m of excavator trenching in 32 trenches, 119 km of IP and 66 km of ground magnetic surveying. Details of these programs are summarized below;

In early May 2005, Fugro Airborne Surveys (Pty) Ltd. (“Fugro”) completed 6,242 line kilometers of ultra-high resolution Midas™ II helicopter-borne magnetic and radiometric survey. The entire exploration concession area was surveyed at 50 m line separations with terrain clearance of 15 m to 25 m. The magnetic data was analyzed by Encom Technology (Pty) Ltd. (“Encom”), who produced a geological and structural interpretation. Prior to the OJVG’s 2005 exploration campaign, Pacific Geomatics Ltd. obtained Quick-bird high resolution satellite imagery of the concession area in the fall of 2004. In the spring of 2005, a topographic base of the concession area was created utilizing ground based GPS topographic information in conjunction with the satellite imagery. Sigma Geophysics was contracted to provide an induced polarization (“IP”) survey covering portions of the exploration concession. The initial survey, comprising 66.1 km of shallow target array IP and 67 km of ground magnetics, was completed between April 30 and June 24, 2005. Thirteen IP targets were identified by the survey, but it was felt that a deeper target array would be required for the next phase. Phase II of the IP surveying was conducted from October 18 to December 13, 2005. The survey was configured for targets to a depth of 125 m. A total of 51.3 km were completed, including a re-survey on parts of the Golouma and Sabodala South grid areas and expansion into new areas. Twenty-four IP targets were identified by the Phase II survey, some of which were subsequently trenched, yielding positive gold values.

Initial soil sampling was conducted from May to June 2005 on the Golouma-Niakafiri (Niakafiri was formerly referred to as the Sabodala South) grid area to further define the anomalous areas initially discovered by Soviet exploration in the1970’s and later expanded upon by BRGM in 1987. During the initial phase of sampling, 1,300 samples were collected from the 200 m line and 50 m sample spaced survey. A 1.5 km x 2.0 km gold-in-soil anomaly was outlined at Golouma with samples as high as 8 and 12 g/t Au. Two parallel trends, 200 m to 400 m wide and 1 km to 2 km in length, extending southward from the MDL Mining Concession boundary, were outlined at Sabodala South. Later in 2005, the soil sampling grid area was expanded to cover additional areas of the concession. One kilometre-spaced reconnaissance sampling commenced and detailed follow-up sampling was conducted at both Golouma and Niakafiri areas.

Hand trenching was used to evaluate gold-in-soil anomalies prior to excavator trenching or drill testing. A total of 31 hand trenches were completed in 2005 totaling 707.5 m.

Exploration Program 2006 – Financial year ending February 28, 2007

The 2006 exploration program carried on the previous year's campaign to define gold mineralization at Golouma West, Golouma South and Masato. The program consisted of core and RC drilling campaigns, extensive soil (22,696) and rock (508) sampling as well as 770 m of hand trenching in 32 trenches and 15,155 m of excavator trenching in 120 trenches.

RC and Core drilling began in 2006. Ten reverse circulation drill holes totalling 1,146 m were completed during December, 2006. Two northwest-trending fences of three holes plus scattered infill holes were drilled to test the Golouma South geochemical target area. The holes all intersected greenschist (chlorite-epidote) altered and deformed mafic metavolcanic rocks cross-cut locally by younger, fine-grained mafic dykes, pink felsic dykes and quartz-carbonate±sericite-albite-fuchsite-tourmaline veins. Core drilling commenced in late January 2006 and ran continuously to mid-December. To December 2006, seventy-one core drill holes totaling 11,670 m were completed.

Drilling during 2006 focused on defining the limits of gold mineralization discovered by prospecting, soil geochemistry, IP geophysics and trenching. Eight areas were drill tested including five areas at Golouma (West, South, East, Northeast and Northwest) Masato, Niakafiri and the newly discovered Maki Medina anomaly. Very positive results were obtained at Golouma and at Masato, mineralization was confirmed and expanded.

From March to December 2006, additional IP surveying was conducted that was configured for deeper targets. A total of 116 km were completed including infill surveying on existing target areas at Sabodala South and Golouma, as well as new areas such as Masato. In addition, an area along the west side on the MDL concession was surveyed. This area was proposed for development by MDL, who wished to use the area for a tailings dam, waste dumps, water storage, camp facilities and other mining purposes (the "MDL condemnation area").

Given its proven success in locating gold mineralization, the geochemical soil sampling program was expanded in 2006. Reconnaissance sampling with line spacing of 1 km and sample spacing of 50 m was extended to cover the entire exploration concession. The in-fill sampling program, using 200 m spaced lines, was expanded south of Niakafiri to include the areas of Maki Medina and Kobokoto; from Golouma southward to Bambaraya; surrounding the Masato area; and into newly identified areas of Northeast Dendifa, Sekoto and Mamakono. Soil samples were taken on the western portion of the property as a sterilization process for the MDL condemnation area. In total over 1,100 km of grid were sampled resulting in the analysis of over 26,500 soil samples. Results identified numerous new gold-in-soil geochemical anomalies which were the focus of follow-up exploration. This subsequent sampling, trenching and prospecting yielded positive results at Dendifa West, Maleko, Sekoto, Sabodala North, Mamakono, Korolo, Golouma, Masato, Niakafiri, Maki Medina, Goumbati, Kobokoto, Kinemba East and Kinemba West.

Hand trenching in 2006 focused on the newly discovered gold-in-soil and IP anomalies. Thirty-four new hand trenches totaling 770 m were completed in 2006. Hand trenched target areas included Niakafiri, Golouma West, Golouma South, Maki Medina, Masato, Sekoto, Kinemba, Golouma Northwest and Korolo. Excavator trenching in 2006 totaled 15,155 m in 120 trenches. The excavator trenching program focused on Niakafiri, Maki Medina, Golouma West, Golouma South and Masato yielding very positive results. A limited amount of trenching was also completed at the Sabodala North, Kobokoto, Goumbati and Kinemba targets yielding encouraging results.

The principal exploration results from the initial 2005-2006 program were as follows:

•	Positive results from trenching and drilling outlined a zone of mineralization at Golouma West (750 m along strike, 150 m down dip) and a zone at Golouma South (300 m along strike and 150 m down dip
•	Drilling in the Masato area yielded positive initial results
•	Maki Medina area outlined by gold-in-soil anomaly extending 1,500 m and confirmed by excavator trenches TRX 99-131;

•	Golouma Northwest discovery in excavator trenches TRX 111-113 and diamond drill holes SAB-06 62, 65 and 66;
•	Golouma Northeast discovery in diamond drill holes SAB-06 67, 68 and 70;
•	New trenching discoveries at Sabodala North and Masato North; and
•	New areas of interest outlined by IP at Sekoto, Maki Medina, Golouma West and Niakafiri.

Exploration Program 2007 – Financial year ending February 29, 2008

The 2007 exploration program initially focused on delineating mineralization at Golouma West and Golouma South utilizing reverse circulation drilling on a 40 m x 40 m grid. At Golouma South, 46 RC holes totaling 6,225 m were completed while at Golouma West 100 RC holes totaling 19,227 m were drilled to July 31, 2007. Subsequently core drilling was undertaken at Masato and Masato North; Golouma South, Golouma West, Golouma Northeast and Golouma Northwest; and the new areas of Maki Medina and Goumbati-Kobokoto. The 2007 program continued to evaluate new discoveries at Sekoto, Kinemba, Korolo, Goumbati, Sabodala North, Dendifa and Maleko. In 2007, a total of 24,796 m of core drilling in 114 holes and 30,026 m of reverse circulation drilling in 174 holes were completed.

In the spring of 2007 an additional 37 km of IP geophysics were completed at Sekoto and the MDL condemnation area.

During 2007, soil sampling was conducted in several areas including additional sampling at the MDL condemnation area on the western portion of the concession, follow-up sampling at Dendifa, Bransan, Kinemba, Korolo and Niakafiri-Medina. The 2007 sampling program comprised 350 grid kilometres, 11,700 soil samples and 53 rock samples.

Trenching continued to be used by OJVG to evaluate gold-in-soil geochemical and IP resistivity/chargeability anomalies prior to drill testing. Excavator trenching continued during 2007 with an additional 110 new trenches completed totaling 19,294 m. Much of this trenching focused on the Golouma area (West, South, Northwest and Northeast). Six additional targets were also trenched including Masato, Niakafiri, Sekoto, Maleko, Dendifa and Korolo. Trench results were positive, extending the known mineralization at Golouma West, Golouma Northwest and Golouma South as well as discovering new mineralization at several of the newly tested areas including Sekoto, Maleko, Dendifa, Korolo and Kinemba.

Geological mapping and prospecting were carried out sporadically in conjunction with other field work surveys as a means of evaluating IP geophysical and gold-in-soil geochemical anomalies. A limited number of rock samples were submitted for petrographic analysis in order to provide a more detailed understanding of geology, alteration and mineralization.

The principal significant results of the 2007 campaign are summarized as follows:

•
Positive results from trenching and both core and RC drilling at Golouma West outlined mineralization along a 1500 m strike to a depth of 300 m, indicating that the Golouma West and Golouma Northwest zones join;

•	New discoveries at Golouma Northwest and Golouma Northeast;
•
Drilling at Golouma South outlined mineralization along a 1000 m strike length to a depth of 220 m. Results from close spaced RC drilling identified multiple zones of mineralization and expanded its overall size;

•
Positive results were received from both trenching and drilling at Masato and the Masato extension testing the zone along strike for 1.8 km and down-dip for 150 m. Mineralization continued to show continuity and remained open to expansion in all directions. Positive results were also received from trenching and drilling at Masato North and Sabodala North; and

•	Positive trench results were obtained from outside targets Sekoto, Dendifa, Maleko, Korolo and Kinemba.

Exploration Program 2008 – Financial year ending February 28, 2009

The 2008 exploration program was once again multi faceted, but drill intensive. A total of 60,495 m in 331 RC holes was completed at nine prospects including Golouma South, Golouma West, Kerekounda, Korolo, Maki Medina, Masato, Niakafiri Southeast, Sabodala North and Sekoto. Core drilling on the Property in 2008 included 45,667.84 m in 230 holes plus an additional 2,265.33 m in 13 RC hole extensions for a total of 47,933.17 m. This drilling was carried out on eleven different occurrences/deposits including Koulouqwinde, Golouma South, Golouma West, Goumbati West, IP Zone, Kerekounda, Maki Medina, Masato, Niakafiri Southeast, Sabodala North and Sekoto. The majority of the drilling in 2008 was to attain sufficient data density for the initial mineral resource estimate scheduled for completion by year end.

Soil sampling in 2008 was comprised of 5,581 samples designed to cover regional exploration targets and refine already established gold-in-soil anomalies. Infill sampling over the Golouma area and Maki Medina helped refine and extend these anomalies. New sampling grids over Kerekounda, the southwest edge of Golouma South and Koulouqwinde, an area north of Masato and over Sekoto helped extend and more clearly define these deposits, provided data for planning 2008 drilling and trenching. A lone reconnaissance soil grid was sampled in the northeast corner of the concession starting several hundred meters east of the Maleko occurrence. This grid covered roughly 5 km2 returning mostly poor results.

Fourteen excavator trenches totaling 1,635 m were completed in the areas of Golouma South, Golouma West, Masato and Niakafiri Southeast. Golouma South yielded the best results with significant gold intersections in all three southeast-striking trenches, such as one intersection of 13.67 g/t Au over 12 m. These trenches were characterized by sheared, massive and saprolitic mafic volcanic rocks, with variably developed carbonate alteration, and lesser felsic dykes and quartz veins. One Golouma West trench produced a 2 m intersection of 3.52 g/t Au with proximal samples up to 2,860 ppb Au in altered saprolite. Additional positive results from the trenching program were limited to discrete, individual samples.

Exploration Program 2009 –Financial year ending February 28, 2010

The exploration activities for 2009 were focused almost entirely on drilling. Drilling was guided by the previous soil sampling and trenching results, as well as opportunities identified from 3D resourced/deposit modeling completed in 2008. A total of 41,132 m of core drilling, 26,532 m of RC drilling and 2,205 m of geotechnical drilling was completed on 10 different deposits or target areas. A combined total of 15,448 m of excavator trenching was carried out at Kerekounda, Kourouloulou, Koulouqwinde, Kobokoto, Golouma Northwest and Koutouniokollo. A total of 11,019 infill soil samples were collected over nine target areas including Kerekounda West, WW-09, Dendifa West, Koulouqwinde, Masato South, Bambaraya-Kinemba, Kobokoto and Sekoto West.

A brief summary of the principal activities and highlights are summarized below:

•
The majority of reverse circulation and diamond drilling conducted by OJVG in 2009 focused on the lateral and vertical expansion of Golouma West, Golouma South, Masato and Kerekounda, as well as conducting in-fill drilling for resource estimation updates.

•	OJVG announced it had intercepted a new discovery in the vicinity of the Golouma Northeast prospect; the new discovery was initially referred to as Epsilon, but it has since been renamed Kourouloulou.
•
Systematic step-out holes at the Kerekounda prospect continued to intercept good intercepts of high-grade material, further indicating the potential for a resource with open-pit and underground mining possibilities, with a down-dip extent of at least 300 m.

•	Drilling at Maki Medina returned results indicative of an extensive low-moderate grade gold deposit with a significant oxide portion, similar in nature to Masato.
•
Geochemical anomalies at the Koulouqwinde prospect (formerly the Cloverleaf Prospect) were refined with in-fill soil sampling; excavation trenching and drill hole testing of the prospect have both indicated the presence of altered and mineralized material.

•	Recent drill holes from the Niakafiri Southwest deposit intercepted alteration and mineralization similar to style encountered at the Masato Deposit.

Technical Report dated January 15, 2009

On June 8, 2009 the Company filed with regulatory agencies in Canada a report dated January 15, 2009 titled “Technical Report For Sabodala Property, Sénégal, West Africa” completed by APEX Geoscience Ltd. (“APEX”) of Edmonton, Alberta (the “APEX Report”). This report summarized the work on the OJVG Property by the Company and/or OJVG and/or OJVG Ltd. from the commencement of exploration activities in 2005 through December 31, 2008. The principal purposes of the report were 1) to provide an updated inferred in-situ resource estimate for the Golouma West, Golouma South, Kerekounda and Masato deposits, and 2) to provide recommendations for further work. The report was prepared in accordance with National Instrument 43-101 of the Canadian Securities Administrators, “Standards of Disclosure for Mineral Properties”, which is the disclosure policy governing mineral projects specified by the securities regulatory agencies in Canada.

The rules of the SEC do not allow the publication of inferred resources associated with a mineral exploration project; accordingly, the conclusions in the APEX Report about inferred resources are not included in this Annual Report.

Preliminary Feasibility Study dated August 2009

In August 2009 the Company completed an initial preliminary feasibility study for its Project. This study was prepared by SRK Consulting (Canada) Inc. utilizing available exploration drilling data up to May 2009. The result of this initial study produced a negative net present value (NPV) and as such no mineral reserves could be quantified for the OJVG Property. Due to the negative economic results estimated by this study, SRK recommended that the OJVG:

•
Focus its exploration activities on identifying high-grade targets that might help in improved cash flows in the early years of the project as the property still has several interesting gold anomalies that, if exploration is successful, could add value to the project;

•	Optimize the preliminary feasibility study to allow for the known opportunities to be investigated and new opportunities to be sought; and

•	Continue drilling on the property and a revise the preliminary feasibility study based on new information at a cost of approximately $15M.

OJVG adopted SRK’s recommendations, but elected to complete a final feasibility study rather than simply revise the preliminary study. The study is due to be completed in July 2010.

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

President Wade has advanced a liberal agenda for Sénégal, including privatisations and other market-opening measures. He has a strong interest in raising Sénégal’s regional and international profile. The country, nevertheless, has limited means with which to implement ambitious ideas. The liberalisation of the economy is proceeding, but at a slow pace. Sénégal continues to play a significant role in regional and international organisations. President Wade has made excellent relations with western democracies a high priority.

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

The former capital of French West Africa, Sénégal is a semi-arid country located on the westernmost point of Africa. Predominantly rural and with limited natural resources, the country earns foreign exchange from fish, phosphates, peanuts, tourism, and services. Its economy is highly vulnerable to variations in rainfall and changes in world commodity prices. Sénégal depends heavily on foreign assistance, which in 2000 represented about 32% of overall government spending--including both current expenditures and capital investments.

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

With an external debt of USD$3.9 billion, and with its economic reform program on track, Sénégal reached its Heavily Indebted Poor Countries (HIPC) debt relief completion point in April 2004. Sénégal will apply for cancellation of approximately $850 million in debt from Paris Club and other donors. Progress on structural reforms is on track, but the pace of reform remains slow, as delays occur in implementing a number of measures on the privatisation program, good governance issues, and the promotion of private sector activity. Sénégal continues to lead the West African Economic and Monetary Union (“WAEMU”) countries in macroeconomic performance. For 2003, inflation was at -0.5%, and in most indicators, Sénégal surpassed the WAEMU monetary convergence criteria with a tax revenue to gross domestic product ratio of 18.3%, public investment to tax revenue ratio of 24.4%, and a current account deficit at 4.3%.

Sénégal’s Agency for the Promotion of Investment plays a pivotal role in the government’s foreign investment program. Its objective is to increase the investment rate from its current level of 20.6% to 30%. Currently, there are no restrictions on the transfer or repatriation of capital and income earned, or investment financed with convertible foreign exchange. Economic assistance, about $350 million a year, comes largely from France, the IMF, the World Bank, and the United States. Canada, Italy, Japan, and Germany also provide assistance.

Sénégal has well-developed though costly port facilities, an international airport serving 28 international airlines that serves as a regional hub, and advanced telecommunications infrastructure, including a fibre optics backbone and cellular phone penetration approaching 10% of the population.

Sénégal’s mining code is based on French civil law. The state owns all mineral rights, with the terms of exploration and mining established by contract between the concession holder and the state. Exploration concessions are generally granted for four years with rights of renewal. In the case of the OJVG exploration concession, a term of 22 months was granted to the Company with the right to convert the exploration concession at the end of the 22 month period to an exploitation concession with a term of five years with rights of renewal for up to a further 20 years. Holders of concessions are also eligible for a special tax regime and various import duty and tax exonerations aimed at promoting the development of the mining sector.

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

During the fiscal year ended February 28, 2010, the Company’s principal activities consisted of a) continuing the exploration of its OJVG mineral property in Sénégal (formerly referred to as the Sabodala property), and b) carrying out direct and indirect exploration costs on its Santa Rosa oil and gas property in Argentina including the drilling of an initial test well in July 2009. As set out in Note 5 to the financial statements, on an accrual basis the Company expended $16,150,912 as its share of costs of the OJVG project and $480,862 on the Santa Rosa project. The amount reported in respect of the Santa Rosa project is net of funds expended by or on behalf of Otto Energy Ltd. which was a joint venture participant between May and December 2009. Levels of expenditure at the OJVG project reflected a continuation of a robust pace of exploration as that project reached the preliminary feasibility study stage in August 2009 and continued towards the finalization of a full feasibility study scheduled for completion in July 2010. At the Santa Rosa project, Otto Energy Ltd. participated in drilling an initial test well in July 2009 on terms set out in Note 5(b) to the financial statements. As also set out there, this initial well was a dry hole.

During the fiscal year ended February 28, 2009, the Company’s principal activities consisted of a) continuing the exploration of its OJVG mineral property in Sénégal, and b) carrying out direct and indirect exploration costs on its Santa Rosa oil and gas property in Argentina preparatory to drilling a test well subsequent to that fiscal year end. As set out in Note 5 to the financial statements, on an accrual basis the Company expended $16,835,443 as its share of costs of the OJVG project and $2,210,315 on the Santa Rosa project. Each of these amounts was materially greater than in the previous fiscal year, or any other recent fiscal year. These levels of expenditure reflected an accelerating level at OJVG as that project proceeded towards a preliminary feasibility study scheduled for completion in August 2009, and an accelerating level at Santa Rosa as that project proceeded towards the drilling of a test well, which became a prime objective upon the granting of a governmental decree by the Province of Mendoza April 30, 2008.

During the fiscal year ended February 29, 2008, the Company was engaged primarily in the exploration of its OJVG mineral property in Sénégal while awaiting exploration permitting from governmental authorities for its Santa Rosa oil and gas property in Argentina – a permit subsequently granted by the government decree of April 30, 2008.

As at February 28, 2010, the Company had incurred net acquisition and exploration costs of $52,910,532 with respect to its OJVG Property in Sénégal, an increase of $16,150,912 from the prior year’s net investment. The major components of fiscal 2010 expenditures are set out in Note 5 to the financial statements and are as follows: drilling costs of $5,505,783 or 34% of the total; engineering costs, associated with the preliminary and final feasibility studies, of $3,356,423 or 21% of the total; a corporate advisory fee of $1,471,098 or 9% of the total; contractor and geological staff costs of $1,359,980 or 8% of the total; camp operation costs of $1,259,293 or 8% of the total; and sample analysis costs of $1,199,422 or 7% of the total. The exploration activities for 2009 (fiscal year ended February 28, 2010) were focused principally on drilling and related sample analysis/assaying, and on engineering costs of the pre-feasibility study completed in August 2009 and of commencing the full feasibility study scheduled for completion in July 2010. A total of 41,132 metres of core drilling, 26,532 metres of RC drilling and 2,205 metres of geotechnical drilling was completed on ten different deposits or target areas. A combined total of 15,448 metres of excavator trenching was carried out at the Kerekounda, Kourouloulou, Koulouqwinde, Kobokoto, Golouma Northwest and Koutouniokollo targets. A total of 11,019 infill soil samples were collected over nine target areas including Kerekounda West, WW-09, Dendifa West, Koulouqwinde, Masato South, Bambaraya-Kinemba, Kobokoto and Sekoto West .A detailed summary of fiscal 2010’s exploration work is found above under the heading “Property, Plants and Equipment – OJVG Property, Sénégal – Exploration Program 2009 –Financial year ending February 28, 2010.”

As at February 28, 2009, the Company had incurred net acquisition and exploration costs of $36,759,620 with respect to its OJVG Property in Sénégal, an increase of $16,835,443 from the prior year’s net investment. The major components of fiscal 2009 expenditures are set out in Note 5 to the financial statements and are as follows: drilling costs of $7,189,120 or 43% of the total; sample analysis costs of $2,111,989 or 13% of the total; camp operation costs of $1,692,971 or 10% of the total; a corporate advisory fee of $1,656,035 or 10% of the total; contractor and geological staff costs of $1,375,398 or 8% of the total; and engineering costs, associated with the preliminary feasibility study, of $1,038,643 or 6% of the total. The proportions and allocations of these costs are broadly similar to the prior fiscal year. During the fiscal year ended February 28, 2009, the Company’s exploration program on the OJVG concession included soil sampling, excavator trenching and extensive RC and diamond drilling for exploration and resource estimation purposes. The soil sampling comprised 5,581 samples designed to cover regional exploration targets and to refine already established gold-in-soil anomalies. Fourteen excavator trenches totalling 1,635 metres were completed in the areas of Golouma South and West, Masato and Niakafiri Southeast. RC drilling comprised 60,495 metres in 331 holes at nine different deposits/occurrences while diamond drilling totalled 47,933 metres in 243 holes at eleven separate deposits/occurrences. A detailed summary of fiscal 2009’s exploration work is found above under the heading “Property, Plants and Equipment – OJVG Property, Sénégal – Exploration Program 2008 –Financial year ending February 28, 2009.”

The focus of the drilling continued to be at the Golouma West, Golouma South and Masato deposits, and in addition at the Kerekounda deposit, in preparation for the initial resource calculation which was published on July 24, 2008 and for the first update to the resource calculation which was published February 27, 2009. In addition, initial drilling began at several new targets. The pace of exploration once again increased significantly in fiscal 2009 and the Company expects the level of exploration to continue at this level in fiscal 2010 as the preliminary feasibility study is completed and as further resource delineation continues. In particular, engineering costs associated with the preliminary feasibility study are expected to increase materially in fiscal 2010.

As at February 29, 2008, the Company had incurred net acquisition and exploration costs of $19,924,177 with respect to its OJVG Property in Sénégal, an increase of $10,412,220 from the prior year’s net investment. The major components of fiscal 2008 expenditures were as follows: drilling costs of $4,649,594 or 45% of the total; sample analysis costs of $1,291,653 or 12% of the total; a corporate advisory fee of $1,224,622 or 12% of the total; contractor and geological staff costs of $1,089,405 or 10% of the total; and camp operation costs of $1,019,666 or 10% of the total. During the fiscal year ended February 29, 2008, the Company carried out in-fill soil geochemical sampling, continued an extensive excavator trenching and sampling program, completed additional ground geophysics and geological mapping and prospecting, and completed the 75,000-metre reverse circulation and core drilling program. The focus of the drilling was at the Golouma West, Golouma South and Masato deposits, in preparation for the initial resource calculation which was published on July 24, 2008. In addition, initial drilling began at several new targets. The pace of exploration increased significantly in fiscal 2008 as this project matured.

As at February 28, 2010, the Company had incurred acquisition and exploration costs of $4,013,506 with respect to its Santa Rosa Property in Argentina, an increase of $480,862 from the prior year, all net of costs contributed by the joint venture participant Otto Energy Ltd. and before providing for the impairment write-down of $2,910,473. The major components of the Company’s net fiscal 2010 expenditures are set out in Note 5 and are drilling costs of $282,604 or 59% of the total; associated value added taxes of $67,579 or 14% of the total; and land and legal costs of $49,617 or 10% of the total. This pattern of costs is consistent with the drilling of the initial test well which took place in July 2009.

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

As at February 29, 2008, the Company had incurred acquisition and exploration costs of $1,322,329 with respect to its Santa Rosa Property in Argentina, an increase of $257,029 from the prior year. Total expenditures were $391,442 before costs recovered of $134,413. The major components of fiscal 2008 expenditures were: contractor and geological staff costs of $127,753 or 33% of the total; travel and accommodation costs of $107,756 or 28% of the total; and land and legal costs of $90,996 or 23% of the total. This pattern of costs is consistent with our focus on activities towards the grant of the permitting decree which came to fruition in April 2008.

The Company follows the full cost method of accounting for oil and gas properties in accordance with the accounting guidelines published by the Canadian Institute of Chartered Accountants. All costs of exploration and development of oil and gas properties are capitalized and accumulated in cost centers, to which testing for impairment is applied at each financial statement date. This provides similar accounting outcomes as practices under US GAAP.

Significant Accounting Policies

The Company’s significant accounting policies are summarized in Note 2 to the consolidated financial statements. The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgements with respect to certain estimates and assumptions. These estimates and assumptions, based on management’s best judgement, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. On an ongoing basis, management reevaluates its estimates and assumptions. Actual amounts, however, may differ significantly from those based on such estimates and assumptions.

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

Fiscal Year Ended February 28, 2010 Compared to Fiscal Year Ended February 28, 2009

During the fiscal year ended February 28, 2010 the Company recorded interest income of $6,654, a foreign exchange loss of $(914,201), project administration fees of $344,848 and a write-down of its oil and gas project of $(2,910,473). During the fiscal year ended February 28, 2009 the Company recorded interest income of $379,733, a foreign exchange gain of $923,267, project administration fees of $667,112, no write-down of its oil and gas project, and a loss on sale of investments of $(440,973). The foreign exchange loss arose on holdings of net assets in United States dollars during a period of continuing very high volatility in the exchange rate of that currency and an overall downtrend of the U.S. dollar, compared to a strong uptrend in the prior fiscal year. High volatility in the exchange rate is expected throughout fiscal 2011 and has been experienced to the date of this report. Interest rates reduced to immaterial levels due to extremely low yields available during the fiscal year associated with uncertain financial markets. Project administration fees diminished due to the timing of recognition of these fees. Write-downs of project costs and of investments are highly variable depending on the results of impairment reviews and of market valuations of investments held for trading and dispositions, if any, from the holdings.

Expenses for the fiscal year ended February 28, 2010 were $4,387,147, down significantly from $6,103,324 for the fiscal year ended February 28, 2009. By far the most significant decrease was in stock-based compensation costs. This cost, during fiscal years when it occurs at all, is highly variable depending on numbers of options granted and market and exercise prices at and preceding the date or dates of grant, together with prevailing risk-free interest rates –factors which have a significant effect on the volatility inputs to the option pricing model on which the costs recognized are based. The principal increases in other cost centres were for salary and benefit costs and for office and rent. Salary and benefit costs increased principally due to the increased scope and scale of the Company’s exploration activities both in Sénégal and in Argentina, and to the grant of a significant bonus to the President awarded in recognition of carrying out the June 2009 financing on favourable terms in uncertain markets. Office and rent increases were commensurate with the increased scope and scale of the Company’s exploration activities. The principal decreases in other cost centres were in professional and consulting fees and in filing and transfer agent fees. Those items decreased principally because the substantial costs of listing the Company’s shares to trade on the Toronto Stock Exchange in December 2008 did not recur in the most recently completed fiscal year.

Net loss for the fiscal year ended February 28, 2010 was $7,860,319 or $0.09 per share compared with a net loss for the fiscal year ended February 28, 2009 of $4,574,185 or $0.07 per share. The increase in net loss is attributable principally to the write-down of the oil and gas project recognized from the impairment review following the drilling of a dry hole in the initial test well, as set out in Note 5 to the financial statements, to the dramatic reversal of foreign exchange effects from a large gain in fiscal 2009 to a large loss in fiscal 2010, offset in part by the decrease in stock-based compensation expense described in the preceding paragraph. The Company expects to continue to incur substantial net operating losses for the fiscal year ending February 28, 2011.

Fiscal Year Ended February 28, 2009 Compared to Fiscal Year Ended February 29, 2008

During the fiscal year ended February 28, 2009 the Company recorded interest income of $379,733, a foreign exchange gain of $923,267, project administration fees of $667,112 and a loss on sale of investments of $(440,973). During the fiscal year ended February 29, 2008 the Company recorded interest income of $735,172, a foreign exchange loss of $(204,934), and a loss on sale of investments of $(12,679). These items are highly variable depending on market valuations of investments held for trading and dispositions, if any, from the holdings. The decrease in interest reflects significantly lower treasury balances held since no financings occurred, together with diminishing interest rates associated with deteriorating financial markets. The foreign exchange gain arose on holdings of net assets in United States dollars during a period of continuing very high volatility in the exchange rate of that currency and an overall uptrend of the U.S. dollar. High volatility in the exchange rate continued throughout fiscal 2010.

Expenses for the fiscal year ended February 28, 2009 were $6,103,324, up significantly from $1,895,207 for the fiscal year ended February 29, 2008. By far the most significant increase was in stock-based compensation costs recognized upon a widespread grant of incentive stock options during the fiscal year. The principal increases in other cost centres were in professional and consulting fees, in office and rent costs, and in filing and transfer agent fees. These increases are commensurate with the increased scope and scale of the Company’s exploration activities both in Sénégal and in Argentina, and with the costs of listing the Company’s shares to trade on the Toronto Stock Exchange in December 2008. These levels continued during fiscal 2010. A significant reduction occurred in travel and public relations costs, as the Company’s exploration results in Sénégal helped speak for themselves.

Net loss for the fiscal year ended February 29, 2009 was $4,574,185 or $0.07 per share as compared with a net loss for the fiscal year ended February 29, 2008 of $1,377,648 or $0.02 per share. The increase in net loss is attributable principally to the increase in stock-based compensation expense and to the other increased cost centres described in the preceding paragraph. The Company continued to incur substantial net operating losses for the fiscal year ending February 28, 2010.

Fiscal Year Ended February 29, 2008 Compared to Fiscal Year Ended February 28, 2007

During the fiscal year ended February 29, 2008 the Company recorded interest income of $735,172, a foreign exchange loss of $(204,934), and a loss on sale of investments of $(12,679). During the fiscal year ended February 28, 2007 the Company recorded interest income of $271,912, a loss on the write-down of investments of ($677,888), a gain on sale of investments of $83,281, and a foreign exchange gain of $5,910. These items are highly variable depending on market valuations of investments held for trading and dispositions, if any, from the holdings. The increase in interest reflects significantly higher treasury balances held as a result of large financings completed in the 2007 and 2008 fiscal years. The foreign exchange loss arose on holdings of net assets in United States dollars during a period of unprecedented volatility in the exchange rate of that currency and an overall downtrend of the U.S. dollar. High volatility in the exchange rate continued throughout fiscal 2009.

Expenses for the fiscal year ended February 29, 2008 were $1,895,207, up significantly from $1,485,098 for the fiscal year ended February 28, 2007. The principal increases in cost were in travel and public relations, in salaries and benefits, and in professional and consulting fees. These increases, as well as in other lesser cost centres, are commensurate with the increased scope and scale of the Company’s exploration activities both in Sénégal and in Argentina. These levels continued during fiscal 2009.

Net loss for the fiscal year ended February 29, 2008 was $1,377,648 or $0.02 per share as compared with a net loss for the fiscal year ended February 28, 2007 of $1,801,883 or $0.04 per share. The reduction in net loss is attributable principally to increased interest income and decreased investment writedowns more than offsetting the increased expenses described in the preceding paragraph.

B.	Liquidity and Capital Resources

As set out in Note 7 to the consolidated financial statements, during the most recently completed financial year the Company completed two major financings for gross proceeds of $26.9 million. These financing proceeds are an example of the Company’s sole external source of liquidity, namely, equity financings. During the last four financial years, the Company has had the benefit of gross proceeds of capital stock issued for cash of $15.7 million in fiscal 2007, $24.6 million in fiscal 2008, 0.7 million in fiscal 2009 and $26.9 million in fiscal 2010. These financings total $67.9 million raised in the past four years, a period which in substantial part was characterized by difficult conditions in the capital markets.

In management's view, given the nature of the Company's activities, which consist of the acquisition and exploration of resource properties, financial information concerning the Company’s current liquidity and capital resources is highly meaningful and material. The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years. The Company's properties, the OJVG mineral project and the Santa Rosa oil and gas project, are located in Sénégal and Argentina respectively, and as a result the Company's operations on these properties may be subject to additional risks.

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. In the near term, the Company plans to continue its exploration activities on its currently held properties. Based on its existing working capital, the Company expects to require additional financing for its currently held properties during the fiscal year currently under way. The Company has not made use of any financial instruments for hedging purposes in the fiscal year ended February 28, 2010 or to the date of this report. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but plans and intends to incur significant additional exploration expenditures on its OJVG Property during the fiscal year ending February 28, 2011.

Management reviews annually the carrying value of the Company’s interest in each resource property and, where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements. Costs relating to properties abandoned are written off when the decision to abandon is made. Pursuant to these periodic impairment reviews, management concluded there had been an impairment of the carrying value of the Santa Rosa oil and gas project during the 2010 fiscal year, principally attributable to the drilling of an unsuccessful initial test well in July 2009, and accordingly recognized an impairment write-down of $2.9 million as set out in Note 5 to the consolidated financial statements.

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

February 28, 2010 Compared to February 28, 2009

At February 28, 2010, the Company’s current assets totalled $13,104,968 compared to $6,828,825 at February 28, 2009. The increase is virtually entirely attributable to the changes in the Company’s cash balances as set out in the consolidated statement of cash flows. These in turn consist of net cash inflows of $24.7 million raised by two financings; net cash outflows for property expenditures net of joint venture advances, totalling $14.0 million; and net cash consumed by operating activities of $4.1 million. Over the same periods, current liabilities reduced from $2,332,359 to $1,700,992, largely because of similarly reduced payables from levels of exploration activities at the Company’s OJVG Property. Included in the Company’s current liabilities were payables or accrued liabilities of $307,434 due to related parties as set out in Note 10 to the consolidated financial statements. The Company had working capital of at February 28, 2010 of $11,780,489 compared to $4,496,466 at February 28, 2009. At both February 28, 2010 and February 28, 2009, the Company had no long-term debt.

At February 28, 2010, the Company had total assets of $68,012,423 compared to $49,368,607 at February 28, 2009. The increase arises essentially from the proceeds of the two significant financings carried out in the fiscal year, reduced by the Company’s net loss, including the write-down of its oil and gas interests.

Share capital as at February 28, 2010 was $82,876,200, up from $$58,528,199 as at February 28, 2009, attributable to the financings completed during the period, as set out in Note 7.

The Company's largest cash outflows in the fiscal year ended February 28, 2010 resulted, as is the case every year, from resource property expenditures; for the year ended February 28, 2010 these were $15,049,075, a decrease of 26% from the prior year. This decrease is principally attributable to the reduced expenditure on the Santa Rosa oil and gas project due to the joint venture participation of Otto Energy Ltd. described in Note 5(b) to the consolidated financial statements. The cash inflows for the year ended February 28, 2010 were characterized by the two large financings set out in Note 7 to the consolidated financial statements that generated net cash proceeds of $24.7 million. During the preceding financial year ended February 28, 2009 no comparable financings were required, as the Company was able to benefit from the proceeds of the preceding fiscal year’s financing activities while still maintaining a robust level of resource property expenditures.

February 28, 2009 Compared to February 29, 2008

At February 28, 2009, the Company’s current assets totalled $6,828,825 compared to $26,683,481 at February 29, 2008. The decrease is attributable to the Company’s expenditures on resource projects financed from cash resources in existence at the prior year end which had arisen from financings carried out in fiscal 2008, and the fact that no major financings were carried out in fiscal 2009. During the same period, current liabilities remained essentially unchanged at $2,332,359 compared to $2,175,285, largely because payables from levels of exploration activities at the Company’s OJVG Property were at similar levels at both year end dates. Included in the Company’s current liabilities were payables or accrued liabilities of $114,938 due to related parties arising from general and administrative expenses incurred with companies related by way of directors in common or from professional services rendered by directors of the Company. The Company had working capital of at February 28, 2009 of $4,496,466 compared to $24,508,196 at February 29, 2008. At both February 28, 2009 and February 29, 2008, the Company had no long-term debt.

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

The Company's largest cash outflows in the fiscal year ended February 28, 2009 resulted, as is the case every year, from resource property expenditures; for the year ended February 28, 2009 these were $20,226,527, an increase of 82% from the prior year. The most significant cash inflows in the year ended February 28, 2009 were provided by the exercise of options and warrants that generated cash proceeds of $693,098. The most significant contribution to cash resources in the year ended February 29, 2008 was provided by a large private placement of share capital, and the largest cash outflow in that year was, as usual, resource property expenditures, in lesser amounts than the 2009 fiscal year.

February 29, 2008 Compared to February 28, 2007

At February 29, 2008, the Company’s current assets totalled $26,683,481 compared to $15,874,761 at February 28, 2007. The increase is attributable to the excess of cash proceeds from the private placement of share capital over amounts added to resource property costs. During the same period, current liabilities decreased to $2,175,285 from $3,288,414 due to increased payables from levels of exploration activities at the Company’s OJVG Property offset by the elimination of unexpended advances from a joint venture partner. Included in the Company’s current liabilities were payables or accrued liabilities of $37,098 due to related parties arising from general and administrative expenses incurred with companies related by way of directors in common or from professional services rendered by directors of the Company. All such amounts are settled in the normal accounts payable cycle. As a result, the Company had working capital of at February 29, 2008 of $24,508,196 compared to $12,586,347 at February 28, 2007. At both February 29, 2008 and February 28, 2007, the Company had no long-term debt.

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

Had the Company presented its financial statements in accordance with US GAAP, its loss for the fiscal year ended February 28, 2010 would have increased by $16,150,912 and its loss for the fiscal year ended February 28, 2009 would have increased by $16,835,443, as set out in Note 17.

Outlook

In the near term, the Company plans to continue its exploration activities on its OJVG Property and, subject to the identification of additional targets, at its Santa Rosa Property. Based on its existing working capital as of the date of this report, the Company will require additional financing for its currently held properties during the fiscal year currently under way. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends to incur significant additional exploration expenditures on its currently held properties during the fiscal year ending February 28, 2011. In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional mineral exploration or oil and gas properties. None of the Company’s resource properties are in production and, therefore, do not produce any income.

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

This Annual Report on Form 20-F contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes’, or variations of such words and phrases or state that certain actions, events or results “may”, “can”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of Oromin Explorations Ltd. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk factors described in Item 3.D of this report on Form 20-F; risks related to the exploration and potential development of the Company’s OJVG mineral project and Santa Rosa oil and gas project; risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; futures prices of gold and other precious and base metals, and of oil, natural gas and other hydrocarbon products. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Oromin Explorations Ltd. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company’s mineral properties are located in Sénégal and Argentina and thus may be exposed to various and unpredictable levels of political, economic and other risks and uncertainties. The Company conducts operations through foreign subsidiaries which hold the rights to the mineral and hydrocarbon properties. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, expropriation of property, maintenance of claims, environmental legislation, land use and land claims. Failure to comply with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Derek Bartlett

Mr. Bartlett is a director of the Company and is the “lead director” of the independent directors. He has worked as a geologist and exploration manager for a number of international mining companies since 1966. Mr. Bartlett is a director of Cadman Resources Inc., Newport Gold Inc., Solanex Management, Waseco Resources Ltd. and X-Cal Resources Ltd., and is currently the President of Newport Gold Inc. and Cadman Resources Inc. Mr. Bartlett is 70 years old.

Robert Brennan

Mr. Brennan is a director of the Company. He has been an investment advisor with CB Richard Ellis since 1987 and prior thereto was a CPA with Peat Marwick Mitchell, a predecessor firm of KPMG. Mr. Brennan is 50 years old.

Ian Brown

Mr. Brown is the Chief Financial Officer of the Company, appointed April 15, 2007. He holds the degree Bachelor of Commerce and is a Chartered Accountant, the Canadian equivalent of a CPA. He has been a financial executive with a wide array of public companies in the mining exploration industry since 1979. Mr. Brown is 62 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company and is married to Mr. Idziszek. She is a financier with a long, successful history of organizing and financing junior resource companies in Canada. In 1980, she founded Corona Explorations which discovered the Hemlo gold deposits in Northern Ontario. Ms. Dragovan is also a director of Madison Minerals Inc. Ms. Dragovan is 60 years old.

Chet Idziszek

Mr. Idziszek is a director and the President of the Company and is married to Ms. Dragovan. He has worked as a manager and senior geologist for a number of international mining companies since 1971. In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia. He also received the “Prospector of the Year Award" in 1994, again in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of the Company during its exploration and development of the Petaquilla copper-gold deposits in Panama. Mr. Idziszek is a senior officer and director of Madison Minerals Inc. and Lund Gold Ltd. Mr. Idziszek is 62 years old.

Kenneth Kuchling

 Mr. Kuchling P.Eng., is Vice President of Engineering for the Company. He holds a Bachelor of Engineering (Mining) degree from McGill University and a Masters of Engineering (Mining) degree from the University of British Columbia. His engineering background consists of 30 years experience with various commodities and in various locations globally. He has been employed both at mining operations and in the consulting industry and has previously been responsible for the management of scoping and feasibility studies. Mr. Kuchling is 52 years old.

David Mallo

Mr. Mallo is Vice-President, Exploration of the Company. He holds the degree Bachelor of Science from Brandon University, has extensive public company experience and has served as a director of several publicly traded junior resource companies. Mr. Mallo is 51 years old.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company. Mr. Sibthorpe holds a B.Sc. in geology and an MBA from the University of Toronto. He worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996. He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant. Mr. Sibthorpe is currently a director of Klondex Mines Ltd., Madison Minerals Inc. and TTM Resources Inc. Mr. Sibthorpe is 61 years old.

J.G. Stewart

Mr. Stewart is a director and the Secretary of the Company. Mr. Stewart is a lawyer who has practised law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law. Mr. Stewart is a director and senior officer of Lund Gold Ltd., Madison Minerals Inc. and Salmon River Resources Ltd. Mr. Stewart is currently a director of Bayswater Uranium Corporation, Cascade Resources Inc., Paget Minerals Corp. and Kingsman Resources Ltd. Mr. Stewart is 52 years old.

Aziz Sy

Mr. Sy is the Vice President – Sénégal Operations of the Company. He is a geologist engineer who also holds both an M.Sc and an MBA from the Université du Quebec. He is a former Senior Manager for Lonmin Plc responsible for exploration and business development of PGE and gold projects in Gabon and West Africa. He also was formerly Randgold Resources Limited’s Country & Exploration Manager for Sénégal where he played a crucial role in establishing Randgold in Sénégal, building an all- Sénégalese exploration team and a quality portfolio of exploration permits that let to Randgold’s discovery of its Massawa gold deposit. He was also a member of the exploration team involved in Randgold’s discovery of the Morila gold deposit in southern Mali. Mr. Sy is 41 years old.

Douglas Turnbull

Mr. Turnbull is a director of the Company. Mr. Turnbull is a geologist and is the President of Lakehead Geological Services Inc. which provides geological consulting services for a number of Canadian private and public companies. Mr. Turnbull is a director of Dagilev Capital Corp., Grizzly Diamonds Ltd. and Salmon River Resources Ltd. Mr. Turnbull has been the President of Lakehead since 1992 and is 47 years old.

B.	Compensation

The following table sets out compensation by way of salary or director’s fee, professional and consulting fees, and bonuses paid to the Company’s senior management and to its directors for the last full financial year.

Name	Position	Salary or director’s fee $	Professional and consulting fees $	Bonus $
Derek Bartlett	Lead director	16,000	nil	nil
Robert Brennan	Director	4,000	nil	nil
Ian Brown	Chief financial officer	99,992	nil	4,800
Nell Dragovan	Director	102,860	nil	4,800
Chet Idziszek	President, CEO and Chairman of the Board	184,360	nil	182,420
Ken Kuchling(1)	Vice President of Engineering	nil	43,365	nil
David Mallo	Vice President, Exploration	nil	190,648	6,000
Robert Sibthorpe	Director	4,000	nil	nil
James Stewart	Director and Corporate Secretary	nil	270,150	4,800
Douglas Tumbull	Director	nil	126,630	Nil

Note 1: The Consulting Fees paid to Mr. Kuching are for the period October 2009, the commencement of his engagement, through February 2010.

Professional and consulting fees are payable to professional service firms owned by the recipients. Bonuses are paid on an annual basis, or, at the discretion of the Board of Directors, more frequently, to employees and to service providers who provide a majority of their services to the Company. With the exception, in the financial year ended February 28, 2010 in the case of Mr. Idziszek, the bonuses are a flat-rate amount set by the Board of Directors annually reflecting overall achievement of the Company’s objectives. Mr. Mallo’s bonus was set at a larger amount by the Board of Directors. Mr. Idziszek’s bonus for the financial year ended February 28, 2010 includes a) the annual flat-rate amount of $4,800, and b) the amount of $177,620 awarded by the Board on the recommendation of the Corporate Governance and Compensation Committee in recognition of the CEO’s exemplary performance in closing a financing with gross proceeds of $20,000,000 in July 2009.

The following sets out compensation effected by the grant of stock options for the last full financial year.

Name	Position	Date of option grant	Number of common share options granted	Exercise price $	Expiration date of option
Derek Bartlett	Lead director	July 10, 2009	175,000	1.12	July 10, 2014
Robert Brennan	Director	July 10, 2009	175,000	1.12	July 10, 2014
Ian Brown	Chief financial officer	July 10, 2009	175,000	1.12	July 10, 2014
Nell Dragovan	Director	July 10, 2009	175,000	1.12	July 10, 2014
Chet Idziszek	President, CEO and Chairman of the Board	July 10, 2009	400,000	1.12	July 10, 2014
Ken Kuchling	Vice President of Engineering	October 7, 2009	75,000	0.90	October 7, 2014
David Mallo	Vice President, Exploration	July 10, 2009	275,000	1.12	July 10, 2014
Robert Sibthorpe	Director	July 10, 2009	175,000	1.12	July 10, 2014
James Stewart*	Director and Corporate Secretary	July 10, 2009	175,000	1.12	July 10, 2014
Douglas Turnbull	Director	July 10, 2009	175,000	1.12	July 10, 2014

* - These options were granted in the name of J. G. Stewart Law Corporation Ltd.

As set out in Notes 8 and 18 to the consolidated financial statements, effective March 9, 2010 the holders of the options in the above table priced at $1.12 agreed to the cancellation of those options.

During the financial year ended February 28, 2009 options in respect of a total of 770,000 common shares granted in January and February 2004 with expiry dates in January and February 2009 exercisable at the price of $0.25 per share were exercised by the Company’s senior management and directors in the following amounts: Mr. Bartlett –95,000 shares; Ms. Dragovan – 220,000 shares; Mr. Idziszek – 295,000 shares; Mr. Mallo – 20,000 shares; Mr. Stewart – 120,000 shares; and Mr. Turnbull – 20,000 shares.

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

During the fiscal years ended February 28, 2010 and February 28, 2009, the Company had an average of approximately 253 employees of whom 8 worked out of the Company’s head office, 10 worked out of the Company’s Dakar office and approximately 235 worked based at the Company’s OJVG exploration camp. Of the average of 253 employees, 20 worked in management and supervisory roles (4 in Canada and 16 in Sénégal), 7 in secretarial roles (3 in Canada and 4 in Sénégal), 5 in accounting roles (2 in Canada and 3 in Sénégal), 5 as support workers (in Sénégal) and the balance worked as mineral explorationists (1 in Canada and the rest in Sénégal). Of those, 6 were employed as geologists and 2 as medical personnel while the approximately 208 others were skilled, semi-skilled or unskilled labourers. During the fiscal year ended February 29, 2008, the Company had an average of approximately 165 employees of whom six worked out of the Company’s head office, nine worked out of the Company’s Dakar office and approximately 150 worked out of the Company’s Sabodala exploration camp facility. Of the average of 165 employees, three worked in management roles (two in Canada and one in Sénégal), three in secretarial roles (two in Canada and one in Sénégal), two in accounting roles (one in Canada and one in Sénégal), six as support workers (in Sénégal) and the balance of 150 worked as mineral explorationists (one in Canada and the rest in Sénégal). Of those, 6 were employed as geologists while the approximately 140 others were casual or temporary employees.

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options to purchase common shares of the Company held by such persons:

Name	Number of Common Shares Held at June 30, 2010	Number of Options Outstanding at June 30, 2010	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Derek Bartlett	nil	40,000	0.04%	$0.65	March 31, 2015
Robert Brennan	831,845	40,000	0.85%	$0.65	March 31, 2015
Ian D. Brown	nil	40,000	0.04%	$0.65	March 31, 2015
Nell Dragovan	2,156,904	25,000	2.12%	$0.65	March 31, 2015
Chet Idziszek	6,573,137	300,000		$0.70	September 15, 2010
		75,000	6.72%	$0.65	March 31, 2015
Ken Kuchling	12,000	75,000	0.08%	$0.90	October 7, 2014
David Mallo	61,500	20,000		$0.80	November 22, 2010
		40,000	0.12%	$0.65	March 31, 2015
Robert Sibthorpe	nil	40,000	0.04%	$0.65	March 31, 2015
J.G. Stewart	746,377	50,000	0.77%	$0.65	March 31, 2015
Abdoul Aziz Sy	nil	100,000	0.10%	$0.65	March 31, 2015
Douglas Turnbull	52,000	40,000	0.09%	$0.65	March 31, 2015
Total:	10,433,763	885,000	10.97

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 2010 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 102,948,885 Common Shares outstanding as of June 30, 2010.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth the share ownership of those persons beneficially owning 5% or more of the Company’s common shares held by such persons:

Name	Number of Common Shares Held at June 30, 2010	Percentage of Common Shares Outstanding at June 30, 2010

Chet Idziszek	6,573,137	6.72%
IAMGOLD Corporation	16,088,636	15.63%

Mr. Idziszek's holdings reported on Form 20-F have diminished from 25.2% in 2004 to 15.2% in 2007 and to 6.72% in 2010 as a function of (1) the increase in issued share capital from 25,695,308 in 2004 to 102, 948,885 shares as reported in this Item 7.A, and (2) the net effect of acquisitions and dispositions made by Mr. Idziszek over the periods.

IAMGOLD Corporation acquired its shares pursuant to the private placement in the Company which closed June 19, 2009.

The Company’s major shareholders do not have different voting rights. To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

Based on the records of the Company's registrar and transfer agent, Computershare Investor Services Inc., of 510 Burrard Street, Vancouver, British Columbia, Canada, as at May 10, 2010 there were 102,948,885 common shares of the Company issued and outstanding. At such date there were 180 registered holders of the Company's common shares resident in the United States, holding an aggregate 15,931,707 common shares, including 9,361,499 shares held by Cede & Co. This number represents approximately 15.48% of the total issued and outstanding common shares of the Company as at May 10, 2010. Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at May 10, 2010 there were 2,104 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 33,011,933 common shares. This number represents approximately 32.07% of the total issued and outstanding common shares of the Company as at May 10, 2010, also including the 9,361,499 shares held by Cede & Co. The total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 2,284 holders holding an aggregate 48,943,640 common shares. This number represents approximately 47.54% of the total issued and outstanding common shares of the Company as at May 10, 2010.

B.	Related Party Transactions

There were no material transactions in the fiscal year ended February 28, 2010 or to the date of this report, or proposed material transactions between the Company or any of its subsidiaries and:

(a)	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;
(b)	associates;
(c)	individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;
(d)	key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals' families;
(e)	enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company.

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended February 28, 2010 that contain an Independent Auditor’s Report dated July 5, 2010, Consolidated Balance Sheets as at February 28, 2010 and February 28, 2009, Consolidated Statements of Operations and Deficit for the Fiscal Years Ended February 28, 2010, February 28, 2009, and February 29, 2008, Consolidated Statements of Deficit and Accumulated Other Comprehensive Income (Loss) for the Fiscal Years Ended February 28, 2010, February 28, 2009 and February 29, 2008, Consolidated Statements of Cash Flows for the Fiscal Years Ended February 28, 2010, February 28, 2009, and February 29, 2008, and Notes to the Consolidated Financial Statements.

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

The high and low sale prices for the common shares of the Company on the Toronto Stock Exchange (“TSX”) for each of the most recent six months, each fiscal quarter in each of the last two full years and subsequent period and each of the last five full financial years are as follows:

	High	Low
Fiscal year 2010-2011
June 2010	$0.94	$0.72
May 2010	$0.88	$0.70
April 2010	$0.97	$0.70
March 2010	$0.72	$0.59
February 2010	$0.77	$0.67
January 2010	$0.88	$0.66
First Quarter	$0.94	$0.58
2009	$3.42	$0.385
Fourth Quarter	$0.90	$0.385
Third Quarter	$1.55	$0.55
Second Quarter	$2.70	$1.46
First Quarter	$3.42	$2.10
2008	$4.15	$2.07
Fourth Quarter	$4.15	$2.86
Third Quarter	$3.00	$2.37
Second Quarter	$2.90	$2.07
First Quarter	$4.05	$2.19
2007	$4.18	$1.30
2006	$2.00	$0.31
2005	$0.68	$0.015

The closing price of the Company's common shares on the TSX Exchange on June 30, 2010 was $0.86.

The Company’s common shares were listed on the NASDQ Over-the-Counter Bulletin Board on October 5, 2006. The high and low sale prices for the common shares of the Company on the Over-the-Counter Bulletin Board for each of the most recent six months and each full financial quarter since the listing date are as follows:

	High	Low
Fiscal year 2010-2011
June 2010	US$0.91	US$0.695
May 2010	US$0.831	US$0.691
April 2010	US$0.959	US$0.687
March 2010	US$0.708	US$0.562
February 2010	US$0.74	US$0.607
January 2010	US$0.845	US$0.611
First Quarter	US$0.749	US$0.47
2009	US$3.48	US$0.31
Fourth Quarter	US$0.709	US$0.31
Third Quarter	US$1.50	US$0.40
Second Quarter	US$2.70	US$1.39
First Quarter	US$3.48	US$2.111
2008	US$4.10	US$1.98
Fourth Quarter	US$4.10	US$2.801
Third Quarter	US$3.19	US$2.2422
Second Quarter	US$2.75	US$1.98
First Quarter	US$3.51	US$2.05
Fourth Quarter, 2007	US$3.69	US$1.52

The closing price of the Company's common shares on the Over-the-Counter bullentin Board on June 30, 2010 was US$0.85.

B.	Plan of Distribution

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

Holders of common shares of the Company are entitled to vote at meetings of shareholders, and a Special Resolution, as described above, is required to effect a change in the rights of shareholders. Holders of common shares are not entitled to pre-emptive rights. Holders of common shares are entitled, rateably, to the remaining property of the Company upon liquidation, dissolution or winding up of the Company, and such holders receive dividends if, as, and when, declared by the directors of the Company. There are no restrictions on the purchase or redemption of common shares by the Company while there is an arrearage in the payment of dividends or sinking fund installments. There is no liability on the part of any shareholder to further capital calls by the Company nor any provision discriminating against any existing or prospective holder of securities of the Company as a result of such shareholder owning a substantial number of shares. There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the Act or by the constating document of the Company.

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

By a Mining Convention signed February 17, 2005 between the Company and the Government of Sénégal, the Company, on behalf of the Oromin Joint Venture Group (“OJVG”), was granted an exploration concession to explore the OJVG Property, a 230 square kilometre property in the Republic of Sénégal. The OJVG was a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement. In order to acquire a 100% interest in the OJVG Property, the OJVG was required to spend at least USD$8 million on exploration of the OJVG Property by April 17, 2007 which it has done.

By an agreement dated December 18, 2006, as amended, between Oromin Joint Venture Group Ltd. (“OJVG Ltd.”), Sabodala Holding Limited (“SHL”) (a wholly-owned subsidiary of the Company), Bendon and Badr, the OJVG was converted into a corporate form. SHL and Bendon each own a 43.5% interest and Badr owns a 13% interest in OJVG Ltd. SHL and Bendon have agreed to each fund 50% of the costs of exploration and development of the OJVG Property, with Badr’s interest being fully carried for as long as it owns an interest in OJVG Ltd. The exploration concession comprising the OJVG Property has been assigned the OJVG Ltd. SHL is the operator of OJVG Ltd. to which it provides exploration and management services.

In March 2007, the Government of Sénégal granted a twenty month extension (to December 22, 2008) to the current Mining Convention by requiring the spending of an additional USD$12 million during the extension period –which condition has been met. Thereafter, OJVG Ltd. had ten months (to October 22, 2009) to complete a preliminary feasibility study on the project, at which point the concession could be converted to an exploitation concession. The preliminary feasibility study was completed in August 2009, meeting this condition. Upon conversion of the concession from an exploration to an exploitation concession, OVJG Ltd. must establish an operating company to further develop the OJVG Property and must offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator. On January 26, 2010, OJVG was granted a mining licence for the OJVG Property. The mining licence is for a term of fifteen years and will permit OJVG to begin mining operations in accordance with recommendations of the feasibility study currently being prepared by SRK Consulting and Ausenco Limited and due for completion in July of this year. OJVG is in the process of establishing an operating company to undertake the development of the OJVG Property as required by the Mining Convention as disclosed above. The operating company will be owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest owned by the Government of Sénégal is fully carried and the Government of Sénégal is also entitled to royalties equal to USD $6.50 per ounce of gold produced plus 3% of net smelter returns.

Pursuant to an agreement dated December 23, 2008, with Otto Energy Ltd. (“Otto”) the Company agreed to sell to Otto an effective 32.48% interest in its Santa Rosa Property by funding exploration expenditures of USD$1,400,000. All future exploration and development of the Santa Rosa Property was to be borne proportionately by each party. This transaction closed May 4, 2009. During the financial year ended February 28, 2010, the Company, as operator of the Santa Rosa property, drilled a wildcat test well at the first selected location on the concession but did not encounter any hydrocarbons. Thereafter, the Company reacquired from Otto, at nominal cost, the 32.48% interest in Santa Rosa.

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

The Company’s financial instruments consist of cash, receivables, investments, contractor deposit, restricted cash, and accounts payable and accrued liabilities. The balance of restricted cash is not material. Cash is carried at fair value using a level 1 fair value measurement. The carrying values of receivables, contractor deposit, and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity. Investments are recorded at fair value based on quoted market prices at the balance sheet date, which is consistent with level 1 of the fair value hierarchy.

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign currency risk, liquidity risk, equity market risk, interest rate risk and credit risk. The Company’s objective with respect to financial instrument risk management is to minimize potential adverse effects on the Company’s financial position and performance. Management is responsible to the Board of Directors for establishing controls and procedures with the objectives that financial instrument risks are mitigated to acceptable levels.

Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash and receivables, the contractor deposit, and a portion of its accounts payable and accrued liabilities in United States dollars (USD), Argentinean pesos, Euros or CFA francs – a currency which has a fixed exchange rate with the Euro. At February 28, 2010 the Company’s exposure to exchange rate changes for the peso, Euro or CFA franc was not material; however, its exposure to exchange rate changes for the USD was $20,027 for each one per cent change, and, accordingly, a ten per cent increase or decrease in the exchange rate of the CAD versus the USD would result in an increase or decrease in foreign exchange gain of $200,270. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At February 28, 2010 the Company held cash resources of $13,104,968 and had accounts payable and accrued liabilities of $1,700,992 and was able to meet its obligations as they became due. The Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations as they become due, the Company will depend on management’s ability to raise the funds required through future equity financings. If such funds cannot be raised, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

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

At the end of the period covered by this report, the fiscal year ended February 28, 2010, an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in providing reasonable assurance that material information required to be disclosed in the reports that management files and submits under the Exchange Act, is recorded, processed summarized and reported within the time periods specified in the SEC rules and forms.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

Management has assessed the effectiveness of the Company’s internal control over financing reporting as at February 28, 2010. In making the assessment, management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting. Based on this assessment, management has concluded that the Company has identified no material weaknesses in internal controls over financial reporting. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a result, management concluded that the Company’s internal control over financial reporting was effective as at February 28, 2010.

Management has formally implemented key elements of its remediation efforts over the past year including but not limited to, the following initiatives: adopting and implementing common policies, procedures and controls, and communicating roles and responsibilities to all personnel involved in the financial reporting function. These initiatives will require time to train personnel; build internal control knowledge; define user-access rights to the Company’s accounting systems; develop and formalize policies and procedures; formalize approval, review and reporting protocols; and enhance the Company’s information systems and lines of communications.

Specifically, management has formalized a service contract with its information technology (“IT”) service provider to formalize IT policies and procedures, and to implement and monitor appropriate that relate to program changes, computer and application operations, access, security and disaster recovery plans. This will facilitate proper operation of information systems surrounding financial reporting and ensure that sound information technology security practices will be integrated throughout the Company in a compliant and consistent manner. Additionally, management has dedicated further efforts to implement a more robust and comprehensive budgeting review process to monitor its performance. This includes implementing high level strategy and budgeting sessions whereby reporting of current and projected results are reviewed.

When possible, management has continued to dedicate resources to implementing a company-wide framework that encompassed internal control policies, procedures, instructions and guidelines for its operations in the Vancouver head office and its foreign locations to address weaknesses identified at the entity-level. It should be noted that in line with the COSO framework, also the Company’s framework’s level of assurance does not provide certainty as to the realization of objectives, nor can it prevent all inaccuracies, errors, instances of fraud or non-compliance with laws and regulations. The framework focuses on a number of financial reporting controls to strike an appropriate balance to the necessary flexibility to support and control operational stability and excellence, and to achieve compliance with relevant laws and regulations. To date, management has spent approximately $25,000 on its remediation efforts.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended February 28, 2010. In this report, the Company’s independent registered public accounting firm, Davidson & Company LLP, Chartered Accountants, in Vancouver, BC, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended February 28, 2010. Davidson & Company LLP has audited the Company’s financial statements included in this Annual Report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting. The Auditor’s Attestation Report is included in the Company’s financial statements attached as Exhibit F-3.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the fiscal year ended February 28, 2010 the Company remediated certain material internal control weaknesses regarding information technology systems at the Company’s offices in Sénégal which were set out in Item 15 of our annual report on Form 20-F for the preceding fiscal year ended February 28, 2009.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERTS

The Company has determined that Robert Sibthorpe qualifies as an “audit committee financial expert” and is independent as that term is defined in the listing standards of the National Association of Securities Dealers. Mr. Sibthorpe holds a B.Sc. in geology and an MBA from the University of Toronto. He worked as a mining analyst and director of Yorkton Securities Inc. from 1986 to 1996. He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant.

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

During the fiscal year ended February 28, 2010, the Company was billed the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Amount Billed
Audit fees	$135,000
Audit-related fees	nil
Tax fees	$7,500
All other fees	nil
Total fees	$142,500

During the fiscal year ended February 28, 2009 the Company was billed the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

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

The information referred to in this Item is not required for the fiscal year ended February 28, 2010, which is the period covered by this Annual Report on Form 20-F.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no such purchases; accordingly, the information referred to in this Item is not required for the fiscal year ended February 28, 2010, which is the period covered by this Annual Report on Form 20-F.

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

ITEM 18.	FINANCIAL STATEMENTS

Not applicable

ITEM 19.	EXHIBITS

(a)	Financial Statements

Description of Document	Page No.

Cover Sheet	F -1
Independent Auditors’ Report dated July 5, 2010	F -2
Independent Auditors’ Report dated July 5, 2010	F -3
Consolidated Balance Sheets as at February 28, 2010 and February 28, 2009	F -5
Consolidated Statements of Operations and Deficit for the Fiscal Years Ended February 28, 2010, February 28, 2009 and February 29, 2008	F -6
Consolidated Statements of Deficit and Accumulated Other Comprehensive Income (Loss) for the Fiscal Years Ended February 28, 2010, February 28, 2009 and February 29, 2008	F -7
Consolidated Statements of Cash Flows for the Fiscal Years Ended February 28, 2010, February 28, 2009 and February 29, 2008	F -8
Notes to the Consolidated Financial Statements	F -9

(b)	Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.

*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
*4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the OJVG (formerly Sabodala) Property
*4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek
*4.I.	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan
*4.J.	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.K.	Loan Agreement dated April 28, 2005 between the Company and David Scott
*4.L.	Loan Agreement dated August 9, 2005 between the Company and Naples Explorations, LLC
*4.M.	Joint Venture Agreement made as of the 20th day of September 2005 between the Company and Bendon International Ltd.
*4.N.	Letter of Intent dated November 15, 2005 between the Company and Ottoman Energy Limited
*4.O.	Shareholders Agreement dated December 18, 2006 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited
*4.P.	Amendment Agreement to the Shareholders Agreement, dated January 1, 2007 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited.
*4.Q.	Ministry of Energy and Mines, Republic of Sénégal, Transfer and Extension Decree, dated February 7, 2007 for the OJVG (formerly Sabodala) Property

*4.R.	Certificate of Incorporation – Sabodala Holding Limited
*4.S.	Letter Agreement dated March 12, 2007 between the Company and Lund Gold Ltd. on the Carneirinho Property, Brazil
*4.T.	Letter Agreement dated March 11, 2008 between the Company and Chet Idziszek regarding the Santa Rosa Property, Argentina
*4.U.	Final Decree dated April 30, 2008 from the Government of Mendoza on the Santa Rosa Property with the English sworn translation following directly behind
*4.V.	Shareholder Rights Plan dated June 27, 2008
*4.W.	Share Compensation Plan dated July 29, 2008
*4.X.	Stock Option Plan dated July 29, 2008
*4.Y.	Amended Stock Option Plan dated July 14, 2009
*4.Z.	Participation Agreement dated December 23, 2008 between Otto Energy Limited, Oromin Explorations Ltd., Irie Isle Limited, Cynthia Holdings Limited and Exploraciones Oromin, S.A.
*4.AA.	English translation of the Extension to the Mining Convention for the OJVG (formerly Sabodala) Project, dated December 31, 2008
4.BB	English translation of the Mining License for the OJVG Project dated January 26, 2010	E-457
Official French Version, in pdf format only, of the Mining License for the OJVG Project, dated January 26, 2010 is attached as a link in the Exhibit Index
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

Dated at Vancouver, British Columbia, this 5th day of July, 2010

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Per: (signed) Chet Idziszek
Title: President

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
*4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the OJVG (formerly Sabodala) Property
*4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek
*4.I.	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan
*4.J.	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.K.	Loan Agreement dated April 28, 2005 between the Company and David Scott
*4.L.	Loan Agreement dated August 9, 2005 between the Company and Naples Explorations, LLC
*4.M.	Joint Venture Agreement made as of the 20th day of September 2005 between the Company and Bendon International Ltd.
*4.N.	Letter of Intent dated November 15, 2005 between the Company and Ottoman Energy Limited
*4.O.	Shareholders Agreement dated December 18, 2006 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited
*4.P.	Amendment Agreement to the Shareholders Agreement, dated January 1, 2007 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited

* 4 .Q.	Ministry of Energy and Mines, Republic of Sénégal, Transfer and Extension Decree, dated February 7, 2007 for the OJVG (formerly Sabodala) Property
* 4 .R.	Certificate of Incorporation – Sabodala Holding Limited
* 4 .S.	Letter Agreement dated March 12, 2007 between the Company and Lund Gold Ltd. on the Carneirinho Property, Brazil
* 4 .T.	Letter Agreement dated March 11, 2008 between the Company and Chet Idziszek regarding the Santa Rosa Property, Argentina
* 4 .U.	Final Decree dated April 30, 2008 from the Government of Mendoza on the Santa Rosa Property with the English sworn translation following directly behind
* 4 .V.	Shareholder Rights Plan dated June 27, 2008
* 4 .W.	Share Compensation Plan dated July 29, 2008
* 4 .X.	Stock Option Plan dated July 29, 2008
* 4 .Y.	Amended Stock Option Plan dated July 14, 2009
* 4 .Z.	Participation Agreement dated December 23, 2008 between Otto Energy Limited, Oromin Explorations Ltd., Irie Isle Limited, Cynthia Holdings Limited and Exploraciones Oromin, S.A.
*4 .AA.	English translation of the Extension to the Mining Convention for the OJVG (formerly Sabodala) Project, dated December 31, 2008
4 .BB	English translation of the Mining License for the OJVG Project, dated January 26, 2010	E -457
Official French Version, in pdf format only, of the Mining License for the OJVG Project, dated January 26, 2010 is attached here as a link.
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E -12.1
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E -12.2
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E -13.1
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E -13.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 30614).

Oromin Explorations Ltd.

Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2010

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Oromin Explorations Ltd.

We have audited the consolidated balance sheets of Oromin Explorations Ltd. as at February 28, 2010 and 2009 and the consolidated statements of operations, deficit and accumulated other comprehensive income (loss) and cash flows for the years ended February 28, 2010, February 28, 2009 and February 29, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2010 and 2009 and the results of its operations and cash flows for the years ended February 28, 2010, February 28, 2009 and February 29, 2008 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Accountability Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of February 28, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 5, 2010 expressed an unqualified opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 5, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –
U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to shareholders dated July 5, 2010 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditor’s report when the changes are properly accounted for and adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 5, 2010

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Oromin Explorations Ltd.

We have audited Oromin Explorations Ltd.’s (the “Company”) internal control over financial reporting as of February 28, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of February 28, 2010 and 2009, and the related consolidated statements of operations, deficit and accumulated other comprehensive income (loss) and cash flows for the years ended February 28, 2010, February 28, 2009 and February 29, 2008 and our report dated July 5, 2010 expressed an unqualified opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 5, 2010

OROMIN EXPLORATIONS LTD.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
As at

	February 28 2010	February 28 2009

ASSETS

Current
Cash	$13,104,968	$6,550,450
Receivables	222,815	195,379
Investments (Note 3)	89,843	71,874
Prepaid expenses and deposits	63,855	11,122

Total current assets	13,481,481	6,828,825

Resource properties (Note 5)	54,013,565	40,292,264
Advances to joint venture	36,374	1,787,158
Contractor deposits	274,007	222,372
Equipment and fixtures (Note 4)	163,971	213,463
Performance bond – restricted cash (Note 6)	43,025	24,525

	$68,012,423	$49,368,607

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,700,992	$2,332,359

Shareholders' equity
Capital stock (Note 7)
Authorized
An unlimited number of common shares without par value
Issued and outstanding
102,834,885 common shares (2009 – 66,067,606)	82,876,200	58,528,199
Contributed surplus (Note 7)	11,244,638	8,475,106
Accumulated other comprehensive loss	(281,507)	(299,476)
Deficit	(27,527,900)	(19,667,581)

	66,311,431	47,036,248

	$68,012,423	$49,368,607

Nature and continuance of operations (Note 1)

Commitments (Note 15)

Subsequent events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

	Year Ended February 28, 2010	Year Ended February 28, 2009	Year Ended February 29, 2008

EXPENSES
Amortization	$50,503	$41,807	$2,803
Filing and transfer agent fees	77,841	133,551	66,157
Office and rent	305,807	200,127	143,179
Professional and consulting fees	345,402	440,404	276,612
Salaries and benefits	679,213	310,719	329,237
Stock-based compensation (Note 8)	2,600,482	4,655,439	627,334
Travel and public relations	327,899	321,277	449,885

	(4,387,147)	(6,103,324)	(1,895,207)

OTHER INCOME (EXPENSE)
Interest income	6,654	379,733	735,172
Foreign exchange gain (loss)	(914,201)	923,267	(204,934)
Project administration fees	344,848	667,112	-
Write-down of oil and gas project (Note 5(b))	(2,910,473)	-	-
Loss on sale of investments (Note 3)	-	(440,973)	(12,679)

	(3,473,172)	1,529,139	517,559

Loss for the year	(7,860,319)	(4,574,185)	(1,377,648)

Other comprehensive income (loss)
Unrealized gain (loss) on investments (Note 3)	17,969	(209,138)	(531,311)
Reversal of unrealized loss on disposal of investments	-	440,973	-

Total comprehensive loss for the year	$(7,842,350)	$(4,342,350)	$(1,908,959)

Basic and diluted loss per common share	$(0.09)	$(0.07)	$(0.02)

Weighted average number of common shares outstanding	88,046,230	65,264,018	56,740,221

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD
CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED
OTHER COMPREHENSIVE INCOME (LOSS)
(Expressed in Canadian dollars)

	Year ended February 28, 2010	Year ended February 28, 2009	Year ended February 29, 2008

STATEMENT OF DEFICIT

Balance, beginning of year	$(19,667,581)	$(15,093,396)	$(13,715,748)
Loss for the year	(7,860,319)	(4,574,185)	(1,377,648)

Balance, end of year	$(27,527,900)	$(19,667,581)	$(15,093,396)

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of year	$(299,476)	$(531,311)	$-
Unrealized gain (loss) on investments (Note 3)	17,969	(209,138)	(531,311)
Reversal of unrealized losses on disposal of investments	-	440,973	-

Balance, end of year	$(281,507)	$(299,476)	$(531,311)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year Ended February 28, 2010	Year Ended February 28, 2009	Year Ended February 29, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(7,860,319)	$(4,574,185)	$(1,377,648)
Items not affecting cash:
Amortization	50,503	41,807	2,803
Non-cash portion of foreign exchange (gain) loss	38,167	(70,725)	12,957
Stock-based compensation	2,600,482	4,655,439	627,334
Loss on sale of investments	-	440,973	12,679
Write-down of oil and gas project	2,910,473	-	-

Changes in non-cash working capital items:
Decrease (increase) in receivables	(60,521)	42,693	(98,963)
Increase in prepaid expenses and deposits	(52,733)	(6,250)	-
Increase (decrease) in accounts payable and accrued liabilities	(1,715,398)	751,381	1,248,244

Net cash provided by (used in) operating activities	(4,089,346)	1,281,133	427,406

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	26,901,222	693,098	24,625,466
Share issue costs	(2,215,727)	-	(1,430,976)
Due to joint venture	-	-	(2,013,143)
Proceeds from sale of investments	-	-	19,379
Proceeds from restricted cash – performance bond	14,585	-	59,539

Net cash provided by financing activities	24,700,080	693,098	21,260,265

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties, net of recoveries	(15,049,075)	(20,225,527)	(11,136,370)
Advances from (to) joint venture	1,083,672	(1,120,046)	-
Contractor deposits	(89,802)	-	(171,465)
Purchase of equipment and fixtures	(1,011)	(218,125)	(32,741)

Net cash used in investing activities	(14,056,216)	(21,563,698)	(11,340,576)

Change in cash	6,554,518	(19,589,467)	10,347,095

Cash, beginning of year	6,550,450	26,139,917	15,792,822

Cash, end of year	$13,104,968	$6,550,450	$26,139,917

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on January 25, 1980 under the Company Act of British Columbia.

The Company is in the business of exploring its resource properties and its current mineral exploration activities are in the pre-production stage. Consequently, the Company defines itself to be in the exploration stage. The recoverability of the Company s expenditures on resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

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

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ( Canadian GAAP ). The significant accounting policies adopted by the Company are as follows:

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries and, on a proportionate basis, the accounts of Oromin Joint Venture Group Ltd. The Company s subsidiaries include Exploraciones Oromin, S.A., which is incorporated under the laws of Argentina, and Sabodala Holding Limited, Irie Isle Limited and Cynthia Holdings Limited, all of which are incorporated under the laws of the British Virgin Islands.

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

Investments

The Company s holdings of marketable securities are classified as available-for-sale, with revaluation gains and losses included in other comprehensive income (loss) until the related assets are removed from the balance sheet.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Equipment and fixtures

Equipment and fixtures are recorded at cost less accumulated amortization. Amortization is calculated at the following rates:

Office furniture	Straight line over five years
Computer equipment	Straight line over five years
Leasehold improvements	Straight line over the life of lease

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

The Company places a limit on the carrying value of oil and gas properties and other assets, which may be depleted against revenues of future periods (the ceiling test ). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proven reserves, the lower of cost and market of unproven properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proven and probable reserves, the lower of cost and market of unproven properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

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

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At February 28, 2010, February 28, 2009 and February 29, 2008, the total number of potentially dilutive shares excluded from loss per share was 9,907,071 for 2010, 9,718,000 for 2009 and 12,682,582 for 2008.

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

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

Financial instruments recognition and measurement

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

Comprehensive income

Comprehensive income is the change in shareholders equity during a period from transactions and other events from non-owner sources. The Company presents such gains and losses in other comprehensive income until it is considered appropriate to recognize them in net earnings.

Capital disclosures

Canadian Institute of Chartered Accountants ( CICA ) Handbook Section 1535, Capital Disclosures , requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity s objectives, policies and procedures for managing capital. See Note 14 for more details.

Financial instruments

The Company follows CICA Handbook Sections 3862 Financial Instruments Disclosures and 3863 Financial Instruments Presentation . These sections provide users with information to evaluate the significance of the financial instruments of the entity s financial position and performances, nature and extent of risks arising from financial instruments, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. See Note 11 for more details.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

NEW ACCOUNTING POLICIES

Effective March 1, 2009 the Company adopted the following new accounting pronouncements:

a)

CICA Handbook Section 3064 Goodwill and intangible assets , which replaces Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs . This new section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.

b)

CICA Handbook Section 3862, Financial instruments disclosures was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and,
Level 3	Inputs that are not based on observable market data.

See Note 11 for relevant disclosures.

There was no material impact on the Company s financial position or results of operations as a result of adopting these new standards.

RECENT ACCOUNTING PRONOUNCEMENTS

Business combinations

In January 2009, the CICA issued the new Handbook Section 1582 Business combinations , ( Section 1582 ), Section 1601 Consolidated financial statements ( Section 1601 ) and Section 1602 Non-controlling interests ( Section 1602 ), which replace CICA Handbook Section 1581 Business combinations and Section 1600 Consolidated financial statements . Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards ( IFRS ). Section 1582 is applicable for the Company s business combinations with acquisition dates on or after March 1, 2011. Early adoption of the standard is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company s interim and annual consolidated financial statements for its fiscal year beginning March 1, 2011. Early adoption of this standard is permitted. If the Company chooses to early adopt any one of these new sections, the other two sections must also be adopted at the same time.

International Financial Reporting Standards

In February 2008 the Canadian Accounting Standards Board ("AcSB") announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing March 1, 2011, and will present its first IFRS-based financial statements for its interim fiscal quarter ending May 31, 2011. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform with IFRS of the Company s balance sheets at both February 28, 2010 and 2011.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (cont’d...)

RECENT ACCOUNTING PRONOUNCEMENTS (cont’d...)

International Financial Reporting Standards (cont’d...)

The Company has commenced the diagnostic phase of planning for the implementation of IFRS. It has determined that the principal areas of impact will be IFRS 1 first time adoption; presentation of financial statements; property, plant and equipment; asset retirement obligations; impairment of assets; and share-based payments. The Company expects its detailed analysis of relevant IFRS requirements and of IFRS 1 will be complete by the end of its second fiscal quarter August 31, 2010, along with its determination of changes to accounting policies and choices to be made. The Company has not yet reached the stage where a quantified impact of conversion on its financial statements can be measured. The Company expects to complete its quantification of financial statement impacts by the end of its third fiscal quarter November 30, 2010.

3.	INVESTMENTS

At February 28, 2010 investments consisted of 1,197,906 shares of Lund Gold Ltd. ( Lund ) acquired in 2007 at a fair value of $371,352 was written down by $83,855 during the year ended February 29, 2008, by a further $215,623 during the year ended February 28, 2009 and written up by $17,969 during the year ended February 28, 2010 to reflect fair values at those dates. These fair value adjustments have been charged or credited to comprehensive income (loss). The Lund shares trade on the TSX Venture Exchange and fair values are readily determinable from this active public market. Lund is related to the Company, having a number of directors in common.

During the year ended February 28, 2009, the Company delivered 750,000 shares of Surge Global Energy Inc. ( Surge ) with a fair value of $81,650 as partial consideration for the acquisition from Surge of a 17.52% interest in the Santa Rosa oil and gas project as described in Note 5(b). The shares had a fair value of $75,165 at February 29, 2008 and the increase in fair value of $6,485 to the date of disposition was credited to other comprehensive loss. During fiscal 2008, 144,500 shares were sold resulting in a net realized loss of $12,679 charged to the statement of operations. A reduction in fair value of $447,458 during the year ended February 29, 2008 was charged to the statement of comprehensive loss. The Surge shares trade on the NASD Over the Counter Bulletin Board and fair values are readily determinable from this active public market.

4.	EQUIPMENT AND FIXTURES

	2010			2009

	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Leasehold improvements	$197,521	$68,827	$128,694	$197,521	$29,322	$168,199
Office furniture	52,067	17,935	34,132	51,056	7,623	43,433
Computer equipment	2,289	1,144	1,145	2,289	458	1,831

	$251,877	$87,906	$163,971	$250,866	$37,403	$213,463

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

5.	RESOURCE PROPERTIES

The Company changed the name of its gold project in Sénégal from Sabodala to OJVG .

	OJVG,	Santa Rosa,	Total
	Sénégal	Argentina

Balance, February 29, 2008	$19,924,177	$1,322,329	$21,246,506

Acquisition costs	-	707,636	707,636
Camp operation	1,692,971	-	1,692,971
Contractors and geological staff	1,375,398	499,254	1,874,652
Corporate advisory fees	1,656,035	-	1,656,035
Drilling	7,189,120	-	7,189,120
Engineering	1,038,643	-	1,038,643
Exploration office	253,658	102,823	356,481
Land and legal	43,243	241,038	284,281
Presumptive minimum tax	-	37,698	37,698
Sample analysis	2,111,989	-	2,111,989
Social programs	274,156	-	274,156
Tenure payments and mineral bonds	-	395,397	395,397
Travel and accommodation	422,760	138,507	561,267
Value added taxes	-	87,962	87,962
Wages and benefits	777,470	-	777,470

	16,835,443	2,210,315	19,045,758

Balance, February 28, 2009	36,759,620	3,532,644	40,292,264

Acquisition costs	-	10,429	10,429
Camp operation	1,259,293	-	1,259,293
Contractors and geological staff	1,359,980	-	1,359,980
Corporate advisory fees	1,471,098	-	1,471,098
Drilling	5,505,783	282,604	5,788,387
Engineering	3,356,423	-	3,356,423
Exploration office	463,861	30,529	494,390
Land and legal	91,250	49,617	140,867
Presumptive minimum tax	-	26,330	26,330
Sample analysis	1,199,422	-	1,199,422
Social programs	217,372	5,655	223,027
Travel and accommodation	468,752	8,119	476,871
Value added taxes	-	67,579	67,579
Wages and benefits	757,678	-	757,678

	16,150,912	480,862	16,631,774

	52,910,532	4,013,506	56,924,038

Writedown of carrying costs	-	(2,910,473)	(2,910,473)

Balance, February 28, 2010	$52,910,532	$1,103,033	$54,013,565

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

5.	RESOURCE PROPERTIES (cont’d...)

The Company holds its exploration rights to the OJVG and Santa Rosa projects by way of rights granted by the sovereign governments of the jurisdictions in which they are located. The Company has investigated the status of its rights in and to each of its resource properties and, to the best of its knowledge, these rights are in good standing.

The Company s oil and gas assets, namely the Santa Rosa property, are unproved and as such there is no basis on which to recognize depletion.

a)	OJVG, Sénégal

In October 2004 the Company was awarded an exploration concession in Sénégal known as the Sabodala Project (renamed the OJVG Project ), and the Company s rights were formalized in a Mining Convention with the government of Sénégal dated February 17, 2005 and updated thereafter. The Mining Convention granted the Company the sole right to acquire a 100% interest in this project, subject to a 10% free carried interest, after repayment of capital, held in favour of the government of Sénégal. The OJVG Project was subsequently transferred by the Company to Oromin Joint Venture Group Ltd. ( OJVG ), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited ( SHL ), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. ( Bendon ), an arm s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company ( Badr ), an arm s length private company based in Saudi Arabia. The Company provides exploration and management services to OJVG for which it may recover a portion of its administration costs. In order to acquire its interest in the OJVG Property, OJVG was obliged to spend at least US$8 million on exploration of the OJVG Property by April 17, 2007, a condition which was met in October 2006. In March 2007 the Government of Sénégal granted a 20 month extension, to December 2008, to the current Mining Convention conditional on the joint venture spending an additional US$12,000,000 during the extension period. This expenditure has been met. In December 2008 the Government of Sénégal granted a further 12 month extension, to December 22, 2009, to the current Mining Convention conditional on the joint venture spending an additional US$12,000,000 during the further extension period. This expenditure has been met.

OJVG was incorporated in August 2006 in anticipation of the completion of the US$8 million expenditure obligation, and in December 2006, SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the OJVG Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. During the year ended February 28, 2006, the Company incurred exploration and general and administrative costs as project manager and recovered $3,329,267 (US$2.8 million) from Bendon. Following the completion of the US$8 million obligation in October 2006, SHL and Bendon were required to fund and have been funding further exploration and related costs of the OJVG Project equally; Badr has a free carried interest through the commencement of production.

On January 25, 2010 OJVG was granted a mining licence for the OJVG Project for a term of fifteen years. This licence allows OJVG to carry out mining operations once feasibility is established. Under the Mining Code of Sénégal, the mining licence must be held by a Sénégalese company and accordingly OJVG is in the process of establishing an operating company under the laws of Sénégal. The operating company will be owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest of the Government of Sénégal is fully carried and the government is also entitled to a royalty equal to 3% of net smelter returns. Under the terms of the Mining Convention, OJVG is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

5.	RESOURCE PROPERTIES (cont’d...)

a)	OJVG, Sénélgal (cont'd...)

Pursuant to a series of corporate advisory agreements commencing October 2007 with Bendon, the Company paid Bendon $1,224,622 (US$1,250,000) during the year ended February 29, 2008, $1,656,035 (US$1,500,000) during the year ended February 28, 2009 and $1,360,575 (US$1,250,000) during the year ended February 28, 2010. Effective February 12, 2010 the Company agreed to a renewal of the corporate advisory agreement, and committed to make payments totaling US$2,000,000 for the period February to December 2010. The portion attributable to the month of February 2010 is $110,523 (US$105,000) and is included in the $1,471,098 of corporate advisory fees for the year ended February 28, 2010.

The Company s proportionate interest in OJVG is summarized as follows:

	2010	2009	2008

ASSETS
Current
Cash	$3,101,247	$204,289	$997,924
Receivables	56,470	77,727	55,182
Prepaid expenses	5,180	-	-

	3,162,897	282,016	1,053,106

Resource properties	49,532,599	34,546,075	18,667,487
Contractor deposits	274,007	222,372	171,465

	$52,969,503	$35,050,463	$19,892,058

LIABILITIES

Current liabilities	$1,080,094	$1,974,501	$1,106,104

SHAREHOLDERS EQUITY
Equity	51,314,156	32,863,420	18,760,686
Retained earnings	575,253	212,542	25,268

	51,889,409	33,075,962	18,785,954

	$52,969,503	$35,050,463	$19,892,058

Cash flows provided by (used in):
Operating activities	$400,878	$136,367	$25,268
Financing activities	18,450,736	14,102,734	10,305,734
Investing activities	(15,954,656)	(15,032,736)	(9,333,078)

The Company s share of OJVG s income for the years ended February 28, 2010, February 28, 2009 and February 29, 2008 was $362,711, $187,274 , and $25,268 respectively.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

5.	RESOURCE PROPERTIES (cont’d...)

b)	Santa Rosa, Argentina

On September 29, 2000, the Company, through its subsidiary Exploraciones Oromin, S.A. ( EOSA ), submitted a bid to the Secretariat of Energy of the Republic of Argentina (the Secretariat ) to acquire certain oil and gas rights in the Cuyana Basin of central Argentina. In March 2001, the Secretariat approved the Company s bid to acquire a 100% interest in those certain oil and gas exploration rights, which are located in the Province of Mendoza (the Santa Rosa Property ). In January 2007 the federal government of the Republic of Argentina agreed to the assumption by the Province of Mendoza of jurisdiction over hydrocarbon resources in the province.

On May 2, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which formally granted to EOSA the exploration and exploitation rights over the oil and gas concession comprising the Santa Rosa Property. Pursuant to the decree the Company was committed to incur exploration expenditures of US$600,000 by May 1, 2011; this commitment has been met.

The Company s exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered.

Agreements with Surge Global Energy, Inc.

By a series of agreements over the period June 2002 through February 2005 the Company, through its subsidiaries, conveyed an effective 17.52% interest in the Santa Rosa Property to Surge, a corporation whose shares trade on the OTC Bulletin Board market in the United States, in consideration of the payment by Surge during the 2005 fiscal year of US$600,000 in cash and the issue to a subsidiary of the Company of 1,000,000 shares of Surge. The cash payment was translated as $832,680 and the Surge shares ascribed a fair value of $1,377,940 at the time received, and a subsidiary of the Company which indirectly holds the Santa Rosa Project issued common shares to Surge to establish Surge s agreed 17.52% interest. During the 2007 and 2008 fiscal years the Company sold a total of 250,000 of the Surge shares. A director of the Company served as a director of Surge from August 2002 until April 2007.

Effective March 25, 2008 the Company acquired back from Surge the 17.52% interest in consideration of the payment to Surge of US$600,000 and the delivery to Surge of 1,000,000 of Surge s shares, of which 750,000 were the balance after the sales described above of the shares originally obtained, and 250,000 were acquired from a director and senior officer of the Company.

Participation interest of Otto Energy Ltd.

On November 15, 2005, the Company entered into a letter of intent (the LOI ) with Otto Energy Ltd. ( Otto ), a corporation whose shares trade on the Australian Stock Exchange, whereby Otto could acquire up to a 41.24% interest in the Santa Rosa Property, in two stages, by spending up to US$2,297,381 on exploration and development of the project. In December 2008 the LOI was replaced by a joint venture agreement, pursuant to which Otto elected to acquire a 32.48% joint venture interest in the project by paying $1,615,217 in May 2009. A finder s fee of 75,000 shares was paid and ascribed the value of $63,750 (Note 7).

In July 2009 the joint venture drilled a test well on the project, which did not find hydrocarbons. In December 2009 Otto withdrew from the joint venture and returned its interest in the project to the Company, relieving Otto from further costs of maintaining the Santa Rosa Project. This re-established the Company s interest to 100%. The joint venture expended a total of $2,939,349 on the Santa Rosa project, of which the net costs attributed to the Company s interest were $480,862. Net costs attributed to Otto s interest were $2,458,487 made up of its initial payment of $1,615,217 and additional joint venture billings of $843,270. The Company determined the fair value of the Santa Rosa Project as $1,103,033 and has recognized an impairment charge of $2,910,473 for the year ended February 28, 2010.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

6.	PERFORMANCE BOND RESTRICTED CASH

The Company has a bond lodged at a bank in Argentina with a value of US$40,875 (2009 US$19,300) maturing on August 3, 2012. The bond bears interest at the six month LIBOR rate payable semi-annually. This bond was established in 2002 to secure the Santa Rosa property bid in Argentina (Note 5(b)) and is subject to annual releases of US$13,625. In October 2008 agencies of the federal government of Argentina seized US$35,200 as part of a taxation dispute. The Company expected the dispute to be resolved in its favour and accordingly classified the seized funds as a receivable at February 28, 2009. In June 2009 this dispute was resolved and the US$35,200 was restored to the account. In August 2009 the scheduled annual release of US$13,625 plus accrued interest was received.

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

a)

In November 2007, the Company closed a non-brokered private placement of 1,800,000 units and a brokered private placement of 5,400,000 units, all at a price of $2.50 per unit for proceeds of $16,569,024 (net of share issue costs of $1,430,976). Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share at a price of $3.30 per share until November 15, 2009 in the case of 2,700,000 warrants and November 26, 2009 in the case of 900,000 warrants. The Company also issued 540,000 broker compensation warrants with a value of $545,821. Each broker warrant was exercisable for one common share at $2.75 per share until November 15, 2009. The assumptions used for the Black-Scholes valuation of the broker warrants were a risk-free interest rate 4.08%, an expected life of two years, a dividend rate of 0% and an annualized volatility of 62.35%. These warrants expired in November 2009 unexercised.

b)	In June 2009, the Company closed a private placement of 28,571,429 shares at a price of $0.70 per share for proceeds of $18,223,621 (net of share issue costs of $1,776,379).

c)

In December 2009, the Company closed an offering by prospectus of 8,117,850 shares at a price of $0.85 per share for proceeds of $6,228,629 (net of share issue costs of $671,543). The Company also issued 487,071 broker compensation warrants with a value of $169,763. Each broker warrant can be exercised for one common share at $0.85 per share until December 2, 2011. The assumptions used for the Black-Scholes valuation of the broker warrants were a risk-free interest rate 1.13%, an expected life of two years, a dividend rate of 0% and an annualized volatility of 106%.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d...)

	Number		Contributed
	of Shares	Amount	Surplus

Authorized
An unlimited number of common shares no par value

Issued
Balance as at February 28, 2007	50,457,878	$34,635,509	$3,197,435
For cash pursuant to private placement (a)	7,200,000	16,569,024	-
Broker compensation warrants	-	(545,821)	545,821
For cash on exercise of warrants	7,088,705	6,559,166	-
For cash on exercise of stock options	226,000	66,300	-
Transfer from contributed surplus on exercise of stock options	-	40,855	(40,855)
Transfer from contributed surplus on exercise of compensation warrants	-	183,978	(183,978)
Stock-based compensation	-	-	627,334

Balance as at February 29, 2008	64,972,583	57,509,011	4,145,757
For cash on exercise of stock options	1,025,000	554,500	-
For cash on exercise of warrants	70,023	138,598	-
Transfer from contributed surplus on exercise of stock options	-	309,088	(309,088)
Transfer from contributed surplus on exercise of compensation warrants	-	17,002	(17,002)
Stock-based compensation	-	-	4,655,439

Balance as at February 28, 2009	66,067,606	58,528,199	8,475,106
For cash pursuant to private placement (b)	28,571,429	20,000,000	-
For cash pursuant to prospectus offering (c)	8,117,850	6,900,172	-
For cash on exercise of stock options	3,000	1,050	-
For oil and gas property (Note 5(b))	75,000	63,750	-
Share issue costs:
Cash	-	(2,447,921)	-
Broker compensation warrants (c)	-	(169,763)	169,763
Transfer from contributed surplus on exercise of stock options	-	713	(713)
Stock-based compensation	-	-	2,600,482

Balance as at February 28, 2010	102,834,885	$82,876,200	$11,244,638

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

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

Stock option transactions are summarized as follows:

	2010		2009		2008
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	5,578,000	$2.50	3,958,000	$1.50	3,624,000	$1.23
Granted	3,945,000	1.12	2,645,000	3.23	560,000	2.80
Exercised	(3,000)	0.35	(1,025,000)	0.54	(226,000)	0.29
Expired	(100,000)	2.60	-		-
Outstanding, end of year	9,420,000	$1.92	5,578,000	$2.50	3,958,000	$1.50
Exercisable, end of year	9,420,000	$1.92	5,578,000	$2.50	3,751,750	$1.43

During fiscal 2010, the Company granted options to acquire 3,945,000 (2009 – 2,645,000; 2008 – 560,000) common shares with a weighted average fair value of $0.66 (2009 - $1.65; 2008 – $1.66) per option, resulting in stock-based compensation being recognized of $2,600,482 (2009 — $4,365,242; 2008 – $627,334). An additional $nil (2009 –$290,197; 2008 – $nil) in stock-based compensation was recognized in respect of the vesting of options granted in prior years.

The following assumptions were used for the Black-Scholes valuation of options granted during the years:

	2010	2009	2008

Risk-free interest rate	2.4 – 2.5%	2.8 – 3.0%	4.2 – 4.6%
Expected life	5 years	2 to 5 years	2 to 5 years
Annualized volatility	70 – 71%	54 – 78%	62 – 82%
Dividend rate	0%	0%	0%

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

8.	STOCK OPTIONS (cont’d)

As at February 28, 2010, the following stock options were outstanding and exercisable:

Exercise price	Number of options	Expiry date	Number of options subsequently cancelled

$ 0.40	75,000	June 1, 2010	-
0.35	84,000	July 12, 2010	-
0.70	300,000	September 15, 2010	-
2.79	75,000	October 1, 2010	75,000
0.80	100,000	November 22, 2010	-
1.90	1,621,000	February 15, 2011	1,591,000
2.02	20,000	April 21, 2011	20,000
2.13	100,000	May 4, 2011	100,000
2.04	70,000	January 9, 2012	70,000
2.80	200,000	April 20, 2012	200,000
2.91	85,000	May 8, 2012	35,000
2.91	100,000	May 9, 2012	-
3.40	75,000	March 1, 2013	75,000
3.25	2,320,000	March 26, 2013	2,270,000
3.00	250,000	May 14, 2013	100,000
1.12	3,870,000	July 10, 2014	3,585,000
0.90	75,000	October 7, 2014	-

	9,420,000		8,121,000

Effective March 9, 2010 holders of options on a total of 7,721,000 shares agreed to the cancellation of those options. Effective April 30, 2010 options on a total of 400,000 shares expired due to the termination of certain service provider agreements. The total 8,121,000 options subsequently cancelled is set out in the table above.

9.	WARRANTS

Share purchase warrant transactions are summarized as follows:

	2010		2009		2008
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of year	4,140,000	$3.23	8,724,582	$2.67	11,673,287	$1.41
Issued	487,071	0.85	-	-	4,140,000	3.23
Exercised	-	-	(70,023)	1.99	(7,088,705)	0.93
Expired	(4,140,000)	3.23	(4,514,559)	2.17	-	-
Balance, end of year	487,071	$0.85	4,140,000	$3.23	8,724,582	$2.67

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

9.	WARRANTS (cont’d…)

As at February 28, 2010, the following share purchase warrants were outstanding and exercisable:

Number of Warrants	Exercise Price	Expiry Date

487,071	0.85	December 2, 2011

10.	RELATED PARTY TRANSACTIONS

The Company incurred costs with directors and companies related by directors in common as follows:

	2010	2009	2008

Professional and consulting fees	$396,780	$357,734	$334,024
Salaries and benefits	474,440	258,400	229,153
Share issue cost	232,196	-	-

Professional and consulting fees and salaries and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Included in accounts payable and accrued liabilities at February 28, 2010 is $307,434 (February 28, 2009 - $114,938) due to directors and companies with common directors. This amount includes a provision for the income tax cost described below.

As a component of the private placement financing completed in June 2009 a senior officer and director of the Company sold certain free trading shares to an investor and applied the proceeds to take down a portion of the placement. In so doing, the officer and director incurred an income tax cost of $232,196. The Company agreed to reimburse the officer and director for this cost, a necessary component of the success of the financing, and accrued the income tax cost as an amount payable. This amount was paid March 1, 2010.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, receivables, investments, contractor deposit, restricted cash, and accounts payable and accrued liabilities. The balance of restricted cash is not material. Cash is carried at fair value using a level 1 fair value measurement. The carrying values of receivables, contractor deposit, and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity. Investments are recorded at fair value based on quoted market prices at the balance sheet date, which is consistent with level 1 of the fair value hierarchy.

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign currency risk, liquidity risk, equity market risk, interest rate risk and credit risk. The Company’s objective with respect to financial instrument risk management is to minimize potential adverse effects on the Company’s financial position and performance. Management is responsible to the Board of Directors for establishing controls and procedures with the objectives that financial instrument risks are mitigated to acceptable levels.

Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash and receivables, the contractor deposit, and a portion of its accounts payable and accrued liabilities in United States dollars (USD), Argentinean pesos, Euros or CFA francs – a currency which has a fixed exchange rate with the Euro. At February 28, 2010 the Company’s exposure to exchange rate changes for the peso, Euro or CFA franc was not material; however, its exposure to exchange rate changes for the USD was $20,027 for each one per cent change, and, accordingly, a ten per cent increase or decrease in the exchange rate of the CAD versus the USD would result in an increase or decrease in foreign exchange gain of $200,270. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At February 28, 2010 the Company held cash resources of $13,104,968 and had accounts payable and accrued liabilities of $1,700,992 and was able to meet its obligations as they became due. The Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations as they become due, the Company will depend on management’s ability to raise the funds required through future equity financings. If such funds cannot be raised, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

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

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

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

12.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2010	2009	2008
Loss for the year	$(7,860,319)	$(4,574,185)	$(1,377,648)
Expected income tax recovery	$2,339,036	$1,387,544	$464,067
Stock-based compensation and other permanent differences	(552,359)	(1,490,272)	(221,935)
Effect of reduction in future income tax rates	(226,596)	(96,574)	(521,425)
Change in valuation allowance	(1,560,081)	199,302	279,293

	$-	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2010	2009

Future income tax assets
Resource properties and equipment	$3,872,210	$2,044,763
Non-capital loss carry-forwards	1,537,503	742,031
Share issue costs	636,954	323,764
Other	24,911	79,496

	6,071,578	3,190,054

Less: valuation allowance	(6,071,578)	(3,190,054)

	$-	$-

The Company has non-capital losses of approximately $6,200,000 (2009 – $2,900,000) available for deduction against future years’ taxable income in Canada. These losses, if unutilized, will expire up to 2030. The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and other future tax assets have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

13.	SEGMENT INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s equipment and resource properties are located in the following geographic areas:

	2010	2009

Sénégal	$52,910,532	$36,759,620
Argentina	1,103,033	3,532,644
Canada	163,971	213,463

	$54,177,536	$40,505,727

14.	CAPITAL MANAGEMENT

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

15.	COMMITMENTS

Lease

Effective April 1, 2009 the Company became a joint party to a lease on its office premises in Vancouver, Canada which terminates May 31, 2013. Jointly with a company related by having a number of common directors, the Company is committed to annual lease payments as follow, for the fiscal years ended February 28 or 29:

2011	231,936	For the 12 month fiscal year
2012	238,901	For the 12 month fiscal year
2013	241,280	For the 12 month fiscal year
2014	60,828	For the three months March 1, 2013 to termination

Corporate advisory agreement

The Company is committed to payments totalling US$2,000,000 pursuant to the 2010 corporate advisory agreement described in Note 5(a). US$500,000 was paid in each of March and April 2010 and additional payments of US$500,000 each are due in July and October 2010.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2010

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

		2010	2009	2008

Non-cash operating activities
Accounts payable incurred for resource property expenditures		$1,258,952	$2,110,789	$1,516,482
Performance bond included in receivables		(28,957)	(62,042)	-
Share issue costs included in accounts payable		232,194	-	-

		$1,462,189	$2,048,747	$1,516,482
Non-cash financing activities
Exercise of stock options	$	(713)	$(309,088)	$(40,855)
Contributed surplus allocated to capital stock on exercise of stock options		713	309,088	40,855
Shares issued for resource property		63,750	-	-
Share issue costs incurred through accounts payable		(232,194)	-	-
Broker compensation warrants		169,763	-	545,821
Contributed surplus arising from broker compensation warrants		(169,763)	-	(545,821)
Exercise of broker compensation warrants		-	(17,002)	(183,978)
Contributed surplus allocated to capital stock on exercise of broker compensation warrants		-	17,002	183,978
Performance bond		28,957	62,042	-

		$(139,487)	$62,042	$-
Non-cash investing activities
Resource property expenditures incurred through accounts payable		$(1,258,952)	$(2,110,789)	$(1,516,482)
Resource property expenditures incurred through share issue		(63,750)	-	-
Resource property expenditures incurred through advances to joint venture		-	(667,112)	-
Advances to joint venture for resource property expenditures		-	667,112	-
Investments received (delivered) on disposition (acquisition) of mineral property		-	(81,650)	371,352
Proceeds from acquisition (disposition) of mineral property for investments		-	81,650	(371,352)

		$(1,322,702)	$(2,110,789)	$(1,516,482)

Interest paid during the year		$-	$-	$-
Income taxes paid during the year		-	-	-

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2010

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

Balance sheets

	2010			2009

	Balance,		Balance,	Balance,		Balance,
	Canadian		U.S.	Canadian		U.S.
	GAAP	Adjustment	GAAP	GAAP	Adjustment	GAAP

Current assets	$13,481,481	$-	$13,481,481	$6,828,825	$-	$6,828,825
Resource properties (a)	54,013,565	(52,910,532)	1,103,033	40,292,264	(36,759,620)	3,532,644
Advances to joint venture	36,374	-	36,374	1,787,158	-	1,787,158
Contractor deposits	274,007	-	274,007	222,372	-	222,372
Equipment and fixtures	163,971	-	163,971	213,463	-	213,463
Performance bond	43,025	-	43,025	24,525	-	24,525

	$68,012,423	$(52,910,532)	$15,101,891	$49,368,607	$(36,759,620)	$12,608,987

Current liabilities	$1,700,992	$-	$1,700,992	$2,332,359	$-	$2,332,359
Shareholders’ equity (a)	66,311,431	(52,910,532)	13,400,899	47,036,248	(36,759,620)	10,276,628

	$68,012,423	$(52,910,532)	$15,101,891	$49,368,607	$(36,759,620)	$12,608,987

Loss for the year

	2010	2009	2008
Loss for the year - Canadian GAAP	$(7,860,319)	$(4,574,185)	$(1,377,648)
Exploration expenditures expensed under U.S. GAAP (a)	(16,150,912)	(16,835,443)	(10,257,701)
Loss for the year - U.S. GAAP	(24,011,231)	(21,409,628)	(11,635,349)
Holding gains (losses) on investments	17,969	(209,138)	(531,311)
Reversal of unrealized loss	-	440,973	-
Comprehensive loss - U.S. GAAP	$(23,993,262)	$(21,177,793)	$(12,166,660)
Basic and diluted loss per share - U.S. GAAP	$(0.27)	$(0.33)	$(0.21)

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
FEBRUARY 28, 2010

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d )

Cash flows

	2010	2009	2008

Cash flows from operating activities
Per Canadian GAAP	$(4,089,346)	$1,281,133	$427,406
Expenditures on resource properties	(14,568,213)	(18,016,212)	(10,977,283)

Per U.S. GAAP	$(18,657,559)	$(16,735,079)	$(10,549,877)

Cash flows from investing activities
Per Canadian GAAP	$(14,056,216)	$(21,563,698)	$(11,340,576)
Expenditures on resource properties	14,568,213	18,016,212	10,977,283

Per U.S. GAAP	$511,997	$(3,547,486)	$(363,293)

a)	Resource properties

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

The Company considers mineral rights to be tangible assets and accordingly, the Company capitalizes costs related to the acquisition of mineral rights.

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties, and accordingly, there are no significant measurement differences with U.S. GAAP.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
FEBRUARY 28, 2010

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

b)	Adoption of new accounting policies

During fiscal 2010, the Company adopted the Financial Accounting Standard Board (“FASB”) Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles in accordance with FASB ASC Topic 105, “Generally Accepted Accounting Principles” (the Codification). The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. Effective with the Company’s adoption on September 1, 2009, the Codification has superseded all prior non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification has become non-authoritative. As the adoption of the Codification only affected how specific references to GAAP literature have been disclosed in the notes to our consolidated financial statements, it did not result in any impact on the Company’s results of operations, financial condition, or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling interests in Consolidated Financial Statements” (“SFAS 160”) (Codified within ASC 810), which clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest. It also requires disclosures, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the non-controlling interest. The Company adopted the provisions of SFAS 160 on March 1, 2009 and the adoption of this pronouncement had no impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS No. 141 “Business Combinations” (“SFAS 141”) (revised 2007) (Codified within ASC 805) to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141 establishes principles and requirements for the acquirer to (1) recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (3) determines what information to disclose to enable users of financial statements to evaluate the nature and financial effects of the business combination. The Company adopted the provisions of SFAS 141(R) on March 1, 2009 and the adoption had no impact on the Company’s financial statements.

In November 2008, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 08-6 “Equity Method Investment Accounting Considerations” (“EITF 08-6”) (Codified within ASC 323), which clarifies the accounting for certain transactions and guidance on a number of factors, including, determination of the initial carrying value of an equity method investment, performing an impairment assessment of an underlying indefinite-lived intangible asset of an equity method investment, accounting for an equity method investee’s issuance of shares and accounting for a change in an investment from the equity method to the cost method. EITF 08-6 was effective for the Company’s fiscal year beginning on March 1, 2009 and has been applied prospectively. The adoption of EITF 08-6 had no impact on the Company’s financial statements.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
FEBRUARY 28, 2010

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d…)

b)	Adoption of new accounting policies (cont’d…)

In April 2009, the FASB issued ASC 820-10-65 formerly FASB Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP 157-4”). This provides significant guidance for determining when a market has become inactive as well as guidance for determining whether transactions are not orderly. It also provides guidance on the use of valuation techniques and the use of broker quotes and pricing services. It reiterates that fair value is based on an exit price and also that fair value is market-driven and not entity-specific. The accounting standard of codification applies to all assets and liabilities within the scope of ASC 820 and is effective for all interim and annual periods ending after June 15, 2009. The adoption of ASC 820-10-65 did not have a material effect on the Company’s results of operations, financial position, and cash flows.

In April 2009, the FASB issued ASC 825-10-65, formerly FASB Staff Position FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP 107-1”), which increases the frequency of fair value disclosures to a quarterly basis instead of an annual basis. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet at fair value. This ASC is effective for interim and annual periods ending after June 15, 2009. The adoption did not have a material effect on the Company’s results of operations, financial position, and cash flows.

In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), amending ASC 855. ASU 2010-09 removes the requirement for an SEC filer to disclose a date relating to its subsequent events in both issued and revised financial statements. ASU 2010-09 also eliminates potential conflicts with the SEC’s literature. Most of ASU 2010-09 is effective upon issuance of the update. The Company adopted ASU 2010-09 in February 2010, and accordingly has not disclosed the date relating to its subsequent events.

c)	Recent accounting pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, amending ASC 820. ASU 2010-06 requires entities to provide new disclosures and clarify existing disclosures relating to fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of ASU 2010-06 is not expected to have material impact on the Company’s financial position or results of operations.

18.	SUBSEQUENT EVENTS

A total of 8,121,000 stock options expired between March 9 and April 30, 2010 as set out in Note 8. On March 31, 2010 the Company granted incentive stock options for the acquisition of a total of up to 860,000 common shares exercisable for a five year term expiring March 31, 2015 at the exercise price of $0.65 per share. These options vested immediately with the exception of 150,000 options which vest as to 37,500 shares on each of June 30, September 30 and December 31, 2010 and March 31, 2011.

REPUBLIC OF SENEGAL
One People – One Goal – One Faith
----------*----------

MINISTRY OF MINES, INDUSTRY,
FOOD PROCESSING
AGRICULTURAL PRODUCTS AND SMEs

Draft decree granting the company Oromin Joint Venture Group (OJVG LTD) a mining concession for gold and other ancillary substances in Golouma, Subprefecture of Sabodala, Region of Kedougou

PRESENTATION REPORT

As part of the mining convention dated February 17, 2005, signed between the State of Senegal and the company Oromin Exploration Ltd and the mining search permit for gold and other ancillary substances to Oromin Exploration Ltd (perimeter of Sabodala, 230 km2) delivered by decree No. 000918/MEM/DMG of March 4, 2005, the company Oromin Exploration Ltd carried out an important exploration program.

These works will have progressed from a large-scale campaign of geochemical sampling and geophysical surveys to a targeted investigation by reverse circulation drilling and core drilling. Oromin succeeded in identifying several exploration targets and six (6) deposits: Masato, Golouma West, Golouma South, Kerekounda, Niakafiri and Maki Medina which reached a sufficient number of drillings to allow classifying them among mineral resources.

Furthermore, OROMIN carried out a Strategic Impact Study of its project whose report was validated as shown by the attestation of environmental conformity No. 0178/MEPNBRLA/DEEC/DEIPN/ann of January 25, 2010.

OROMIN also carried out a brief feasibility study whose basis consists of the most advanced deposits in terms of exploration, namely: Golouma West, Golouma South, Massato and Kerekounda. This study allowed demonstrating that for an estimated life of 13 years and exploitation starting with 3 open pit mines in Goulouma [sic] South and West and Massato, plus one smaller underground mine in Kerekounda, 19 million tons of pretreated mineral and 137.2 million tons of waste rock will be produced.

Thus, knowing that ongoing studies are seeking to increase the reserves in the rest of the perimeter, the request for a mining concession with a term of 15 years is justified.

The location of the mining concession with an estimated area of 212.6 km2 is delimited by the following UTM WGS 84 (Zone 28 P) coordinates:

Points	X	Y
A	814,448	1,467,544
B	826,026	1,463,606
C	812,226	1,444,991
D	802,663	1,450,881
E	807,539	1,457,938
F	811,548	1,457,938
G	811,548	1,456,220
H	814,448	1,456,220

This is the economy of this draft decree./-

[stamp:]
REPUBLIC OF SENEGAL
[illegible]
Ousmane NGOM

E-458

REPUBLIC OF SENEGAL
One People – One Goal – One Faith

2010-83

Decree granting the company Oromin Joint Venture Group Ltd (OJVG LTD) a mining concession for gold and other ancillary substances in Golouma, Subprefecture of Sabodala, Region of Kedougou

THE PRESIDENT OF THE REPUBLIC,

PURSUANT TO	the Constitution;

PURSUANT TO	Law No. 64-46 of June 17, 1964, relating to the National Domain, together with other texts issued for the implementation thereof;

PURSUANT TO	Law No. 2003-36 of November 24, 2003, containing the Mining Code;

PURSUANT TO	Decree No. 2004-647 of May 17, 2004, specifying the terms of implementation of the law containing the Mining Code;

PURSUANT TO	Decree No. 2009-451 of April 30, 2009, appointing the Prime Minister;

PURSUANT TO	Decree No. 2009-550 of June 9, 2009, relating to the functions of the Ministry of Mines and Industry, Food Processing, Agricultural Products and SMEs;

PURSUANT TO	Decree No. 2009-1380 of December 2, 2009, relating to the organization of the Ministry of Mines and Industry, Food Processing, Agricultural Products and SMEs;

PURSUANT TO
Decree No. 2009-1405 of December 22, 2009, relating to the distribution of functions among the State Services and of the control of public establishments, national companies and corporations in which the Presidency of the Republic, the Prime Ministry and Ministries hold a public interest;

PURSUANT TO	Decree No. 2009-1432 of December 24, 2009, terminating the functions of a Minister and appointing a new Minister and establishing the composition of the Government;

PURSUANT TO	Order No. 000918/MEM/DMG of March 4, 2005, granting to the Oromin Exploration Ltd company a mining exploration permit relating to gold and other ancillary substances (Sabodala Perimeter, 230 km2);

PURSUANT TO
Order No. 000599/MEM/DMG of February 7, 2007, transferring to Oromin Joint Venture Group and extending a mining exploration permit relating to gold and other ancillary substances (Sabodala Perimeter, 230 km2);

PURSUANT TO
Order No. 11077/MMIPME/DMG of December 31, 2008, extending again a mining exploration permit relating to gold and other ancillary substances and reducing the area of the extended mining exploration permit (Sabodala Perimeter, 212.6 km2);

PURSUANT TO	the mining agreement executed on February 17, 2005, between the State of Senegal and the Oromin Exploration Ltd company;

PURSUANT TO	Attestation No. 0178/MEPNBRLA/DEEC/DEIPN/ann of January 25, 2010, containing the approval of the Strategic Environmental Study of the Sabodala Project of Oromin Joint Venture Group Ltd;

PURSUANT TO	Request No. DSG/OB/No. 020/09 Dion of August 21, 2009 of Oromin Joint Venture Group Ltd;

BASED ON THE	Report of the Minister of State, Minister of Mines and Industry, Food Processing, Agricultural Products and Small- and Medium-size Enterprises,

DECREES

Article 1:                    Oromin Joint Venture Group Ltd (OJVG), headquartered in Almadies, Zone 15, villa No. 4, Dakar-Senegal, is granted a mining concession relating to gold and other ancillary substances in Golouma, Subprefecture of Sabodala, Region of Kedougou.

Article 2:                    The location of the mining concession with an estimated area of 212.6 km2 is delimited by the following UTM WGS 84 (Zone 28 P) coordinates:

Points	X	Y
A	814,448	1,467,544
B	826,026	1,463,606
C	812,226	1,444,991
D	802,663	1,450,881
E	807,539	1,457,938
F	811,548	1,457,938
G	811,548	1,456,220
H	814,448	1,456,220

Article 3:                    The term of the mining concession is fifteen (15) years, renewable.

Article 4:                    The mining concession is granted, subject to the accuracy of the declarations and information provided by Oromin Joint Venture Group Ltd, the rights of third parties and barring error in the maps.

Article 5:                    The mining concession is subject to all the obligations under law No. 2003-36 of November 24, 2003, containing the Mining Code and Decree No. 2004-647 of May 17, 2004, specifying the terms of implementation of the law containing the Mining Code.

Article 6:                    Oromin Joint Venture Group Ltd will conduct, at its own expense, before starting any mining exploitation in the concession, a complete feasibility study and an in-depth impact study of the exploitation on the environment, pursuant to article 83 of law No. 2003-36 of November 24, 2003, containing the Mining Code and article 26 of decree No. 2004-647 of May 17, 2004, specifying the terms of implementation of the law containing the Mining Code.

Article 7:                    The mining convention signed on February 17, 2005 between the State of Senegal and Oromin Exploration Ltd, pursuant to the provisions of article 86 of the Mining Code, is enclosed with this decree and establishes the rights and obligations of the State and of said company.

Article 8:                    Within a term of six (06) months from the signing date of this decree, Oromin Joint Venture Group Ltd is obligated to start the formalities necessary for the registration of the mining concession with the Land Conservation Bureau.

Article 9:                    The Minister of State, Minister of Mines and Industry, Food Processing, Agricultural Products and Small- and Medium-size Enterprises are in charge, each within his jurisdiction, of the implementation of this decree, which will be published in the Journal Officiel de la Republique du Senegal [Official Journal of the Republic of Senegal]./-

Made in Dakar on January 26, 2010

By the President of the Republic	[signature]
Abdoulaye WADE
The Prime Minister

[signature]

Souleymane Ndene NDIAYE

To view the Official French Version in pdf dated January 26, 2010, please follow the link here: Mining License for the OJVG Project