Form 20-F
period 2011-02-28
OROMIN EXPLORATIONS LTD
filed 2011-09-12
CIK 1109141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 28, 2011

or

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number: 0-30614

or

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________

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

Page 1 of 64 Pages
The Exhibit Index is located on Page 63

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	________

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

135,572,829

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

Yes [ X ] No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ X ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards by the International Accounting Standards Board [ ]	Other [ X ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ X ]	Item 18 [ ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ]	No [ X ]

The information set forth in this Annual Report on Form 20-F is as at February 28, 2011 unless an earlier or later date is indicated.

Financial information is presented in accordance with accounting principles generally accepted in Canada. Measurement differences between accounting principles generally accepted in Canada and in the United States, as applicable to the Company, are set forth in Item 5 of this Annual Report and in Note 17 to the accompanying Financial Statements of the Company.

SECURITIES AND EXCHANGE COMMISSION

FORM 20-F

TABLE OF CONTENTS

Page No.

GLOSSARY OF MINING TERMS		8

PART I		11

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	11

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	11

ITEM 3.	KEY INFORMATION	11

A.	Selected Financial Data	11
B.	Capitalization and Indebtedness	12
C.	Reasons For The Offer and Use of Proceeds	13
D.	Risk Factors	13
	THE MARKET VALUE OF OUR SHARES IN THE PUBLIC MARKETS ON WHICH THEY TRADE IS SUBJECT TO HIGH VOLATILITY AND TO UNPREDICTABLE CHANGES IN THE EVALUATIONS, PERCEPTIONS AND SENTIMENTS OF BUYERS AND SELLERS IN THOSE MARKETS	13
	OUR INTERNATIONAL OPERATIONS INVOLVE SIGNIFICANT RISKS NOT ASSOCIATED WITH OPERATIONS IN CANADA OR THE UNITED STATES	13
	OUR PROJECTS DO NOT PRODUCE ANY REVENUES OR CASH FLOWS, AND WE ARE DEPENDENT ON OUR ABILITY TO ACCESS THE CAPITAL MARKETS AND ISSUE ADDITIONAL EQUITY CAPITAL TO RAISE THE FUNDS NECESSARY TO CONTINUE OUR EXPLORATION. OUR ABILITY TO ACCESS THE CAPITAL MARKETS CANNOT BE ASSURED, AND IF WE ARE ABLE TO ACCESS THEM, EXISTING INVESTORS WILL HAVE THEIR OWNERSHIP INTERESTS DILUTED UPON THE ISSUE OF ADDITIONAL EQUITY	13
	OUR EXPLORATION EFFORTS ARE DIRECTED TO THE COMMODITY GOLD, AND THE MARKET PRICE FOR THIS IS SUBJECT TO HIGH VOLATILITY	14
	THE PRICES OF MANY SIGNIFICANT INPUTS TO OUR COSTS OF EXPLORING ARE SUBJECT TO HIGH VOLATILITY AND COULD RENDER OUR COSTS OF CONTINUING TO EXPLORE HIGHER THAN ANTICIPATED, PLANNED OR BUDGETED	14
	WE ARE HIGHLY DEPENDENT ON THE INDIVIDUAL SKILLS AND EXPERIENCE OF OUR CHIEF EXECUTIVE OFFICER AND OUR VICE-PRESIDENT OF MINERAL EXPLORATION	14
	WE HAVE A LONG HISTORY OF INCURRING NET LOSSES AND GENERATING NO OPERATING REVENUE	14
	WE HAVE LIMITED EXPERIENCE IN PLACING RESOURCE PROPERTIES INTO PRODUCTION	14
	WE ARE SUBJECT TO SECURITIES REGULATORY RULES IN THE UNITED STATES WHICH MAY HAVE THE EFFECT OF REDUCING TRADING ACTIVITY, AND THEREFOR MAY REDUCE LIQUIDITY IN THE MARKET FOR OUR SHARES IN THE UNITED STATES	14

	OUR BUSINESS INVOLVES NUMEROUS OPERATING HAZARDS, AND WE ARE NOT FULLY INSURED AGAINST ALL OPERATING HAZARDS	15
	OUR COMPETITORS IN THE MINERAL AND OIL AND GAS EXPLORATION INDUSTRIES INCLUDE NUMEROUS LARGER COMPANIES MOST OF WHICH HAVE BETTER ACCESS TO THE EXPERTISE AND FINANCING NECESSARY TO CARRY OUT ACTIVITIES	15
	WE ARE EXPLORING IN THE REPUBLIC OF SÉNÉGAL WHICH POSSESSES COMPLEX REGULATORY REGIMES WHICH MAY IMPOSE UNFAMILIAR AND CHALLENGING CONDITIONS AFFECTING OUR OPERATIONS	15
	OUR ACTIVITIES IN MINERAL EXPLORATION SUBJECT US TO A WIDE ARRAY OF ENVIRONMENTAL AND RELATED REGULATIONS WHICH CAN BE COSTLY AND TIME-CONSUMING TO COMPLY WITH	15
	WE DO NOT PLAN TO BE A DIVIDEND-PAYING COMPANY IN THE FORESEEABLE FUTURE	16
	THE TRADING PRICE OF OUR SHARES HAS BEEN AND IS LIKELY TO CONTINUE TO BE SUBJECT TO WIDE FLUCTUATIONS	16
	ALMOST ALL OF OUR DIRECTORS AND OFFICERS RESIDE OUTSIDE THE UNITED STATES WHICH COMPROMISES THE ENFORCEABILITY OF CIVIL LIABILITIES AND JUDGEMENTS	16
	UNITED STATES INVESTORS FACE THE RISK THE COMPANY COULD BE CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY FOR UNITED STATES TAX PURPOSES, WITH POSSIBLE ADVERSE TAX AND LIQUIDITY CONSEQUENCES	17

ITEM 4.	INFORMATION ON THE COMPANY	17
A.	History and Development of the Company	17
	OJVG Gold Property, Sénégal	18
	Santa Rosa Property, Argentina	19
B.	Business Overview	19
C.	Organizational Structure	20
D.	Property, Plants and Equipment	20
	OJVG Gold Property, Sénégal	20
	Technical Summary	21
	Geology and Mineralization	22
	EXPLORATION	23
	Fiscal Year (“FY 2010”) Ended February 28, 2011	23
	Fiscal Year Currently in Progress	24
	MINERAL RESERVE ESTIMATE	24
	Economics	25
	2010 FS Conclusions	26
	Ausenco Optimization Studies	26
	Stockpile and Reclaim System	27
	Leach Tank Size Increase	27
	Heap Leach Desktop Study	27
	Doing Business in Sénégal	28

ITEM 4A.	UNRESOLVED STAFF COMMENTS	29

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	29
A.	Operating Results	29
	Significant Accounting Policies	30
	Resource Properties	30
	Stock-based compensation	31
	Fiscal Year Ended February 28, 2011 Compared to Fiscal Year Ended February 28, 2010	31

	Fiscal Year Ended February 28, 2010 Compared to Fiscal Year Ended February 28, 2009	31
	Fiscal Year Ended February 28, 2009 Compared to Fiscal Year Ended February 29, 2008	32
B.	Liquidity and Capital Resources	33
	February 28, 2011 Compared to February 28, 2010	34
	February 28, 2010 Compared to February 28, 2009	34
	February 28, 2009 Compared to February 29, 2008	35
	Material Differences between Canadian and U.S. Generally Accepted Accounting Principles	35
	Outlook	35
C.	Research and Development, Patents and Licenses, etc.	36
D.	Trend Information	36
E.	Off-Balance Sheet Arrangements	36
F.	Tabular Disclosure of Contractual Obligations	36
G.	Safe Harbour	36

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	36
A.	Directors and Senior Management	36
B.	Compensation	38
C.	Board Practices	40
D.	Employees	40
E.	Share Ownership	40

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	41
A.	Major Shareholders	41
B.	Related Party Transactions	42
C.	Interests of Experts and Counsel	42

ITEM 8.	FINANCIAL INFORMATION	42
A.	Consolidated Statements and Other Financial Information	42
B.	Significant Changes	43

ITEM 9.	THE OFFER AND LISTING	43
A.	Offer and Listing Details	43
B.	Plan of Distribution	44
C.	Markets	44
D.	Selling Stockholders	44
E.	Dilution	44
F.	Expenses of the Issue	44

ITEM 10.	ADDITIONAL INFORMATION	44
A.	Share Capital	44
B.	Memorandum and Articles of Association	45
C.	Material Contracts	46
D.	Exchange Controls	47
E.	Taxation	48
	Material Canadian Federal Income Tax Consequences	48
	Dividends	49
	Capital Gains	49
	Material United States Federal Income Tax Consequences	50
	U.S. Holders	50
	Distributions on Common Shares of the Company	50
	Foreign Tax Credit	51

	Information Reporting and Backup Withholding	51
	Disposition of Common Shares of the Company	51
	Currency Exchange Gains or Losses	52
	Other Considerations	52
	Foreign Personal Holding Company	52
	Foreign Investment Company	52
	Passive Foreign Investment Company	53
	Controlled Foreign Corporation	54
F.	Dividends and Paying Agents	54
G.	Statements by Experts	54
H.	Documents on Display	54
I.	Subsidiary Information	54

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	54

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	56

PART II		56

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	56

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	56

ITEM 15.	CONTROLS AND PROCEDURES	56
	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES	57
	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	57

ITEM 16	[RESERVED]	58

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	58

ITEM 16B.	CODE OF ETHICS	58

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	58

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	58

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	59

PART III		59

ITEM 17.	FINANCIAL STATEMENTS	59

ITEM 18.	FINANCIAL STATEMENTS	59

ITEM 19.	EXHIBITS	59

SIGNATURES		62

EXHIBIT INDEX		63

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms used in this 20-F document.

Alluvial	A general term for clay, silt, sand, gravel or similar unconsolidated detrital material deposited during comparatively recent geological time by a stream or other body of running water.

Anticline	Rock units folded into a convex-upward shape with the youngest unit on the top.

Birimian	A term used to describe the age of rocks formed 2.2 to 2.1 Ga that are considered highly prospective rocks for gold and diamond exploration in West Africa

Bituminous	Impregnated with various mixtures of hydrocarbons.

CIL
Carbon In Leach (CIL) is a processing method for extracting and recovery of gold from crushed ore. The process involves creating aslurryof finely crushed ore and a cyanide bearing solution in large tanks. Gold is dissolved in the cyanide solution creating a pregnant solution. Activated carbon is introduced into the leaching circuit where it absorbs the gold from the pregnant solution. The gold bearing activated carbon or “loaded” carbon is then sent through a carbon strip circuit where gold is separated from the loaded carbon, recovered and subsequently refined.

Comminution	The mechanical process whereby larger pieces of rock are reduced to a smaller size during the milling process.

Conglomerate	A coarse grained sedimentary rock comprised of poorly sorted and typically rounded granules, pebbles, cobbles and boulders.

Craton	A relatively immobile part of the earth, generally of large size

Crustal-scale	A term used to describe large deep seated or regional scale geological features. I.e. the San Andreas fault is a "crustal-scale" feature.

Discounted Cash Flow Model

A Discounted Cash Flow (DCF) analysis or model is a method of valuing a mining project using the time value of money concept. All future cash flows are estimated and discounted to give their present values (PV’s). The sum of all future cash flows, both incoming and outgoing, is the net present value (NPV), which is taken as the value or price of the cash flows in question.

Dyke	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks.

Eburnean	A term used to describe an orogenic event 2.0-2.1 Ga

Fanglomerate	Coarse unsorted clastic material deposited in alluvial fans.

Fault
A term used to describe a large scale fracture or linear zone of fractures within a body of rock along which there has been displacement of the sides relative to each other. Often results in the formation of a shear zone.

Feldspar	A group of abundant rock forming minerals, often light coloured and hard

Felsic	A term used to describe light coloured igneous rocks.

Foliation/Foliated	A term used to describe the linear or platy texture of rocks that have been subjected to extreme heat and pressure resulting in the flattening or alignment of a rock's constituent mineral grains.

Formation	A rock unit that has been named and defined by its location, relative age and composition.

Fuchsite	A bright green, chromium rich variety of a muscovite.

Ga	A billion years ago

Gemcom Whittle
Gemcom Whittle - Strategic Mine Planning™ is a computer software package that creates three dimensional shells (often referred to as pit shells or Whittle shells). The software uses input technical, metallurgical and economic parameters in order to define a shell around a body of mineralization. The software is most often used to determine which part of an ore deposit can be extracted at a profit.

Geothermal	Heat emanating from depths within the earth.

Gneiss	A foliated metamorphic rock with alternating bands or lenses of granular minerals and preferentially elongated or flaky minerals.

Graben	A portion of the earth’s crust that was faulted and dropped to a lower position relative to its surrounding during some part of its history. It subsequently may have been filled with sediments.

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

Greenstone	A term used to describe any metamorphic, mafic to ultra-mafic igneous rock

Heap Leach Processing
A low cost ore processing method used to extract gold (and other metals) from crushed ore. Low grade ore is stockpiled on lined pads and saturated with a cyanide bearing solution. The solution permeates and passes through the crushed ore pile, dissolving gold and then accumulating at the base of the pile on the lined pad. The pregnant solution is then collected and gold is extracted.

Inlier	An area of older rocks surrounded by younger rocks

Intermediate	Refers to igneous rocks that are transitional between mafic and felsic igneous rocks

Kakadian Batholith	A PaleoProterozoic granitic complex which intrudes rock of the Kedougou Kenieba Inlier

Kedougou-Kenieba Inlier	A belt of deformed rocks within the larger, 2.1 Ga PaleoProterozoic Birimian-Eburnean province of rocks within the West African craton

Kerogen	Various organic remains contained within sediments.

Kriging	A statistical technique used to calculate tonnage and grade mineral resources and reserves.

Lacrustine	Pertaining to processes in lakes.

Lateritic
A term used to describe highly weathered residual surface and near surface rock and soil horizons, often found in tropical or forested warm to temperate climates. Lateritic horizons or "laterites" are often pale brown to reddish brown in colour and can be very hard.

Late-tectonic	A point or reference of time during the latter stages of a tectonic event.

Leach Tank	A large tank that contains a chemical solution capable of extracting gold from crushed ore.

Mafic	Refers to igneous rocks composed chiefly of dark, ferromagnesian minerals.

Mako Volcanic Group	A belt of mafic to ultra-mafic volcanic rocks within the Kedougou-Kenieba Inlier in western Sénégal.

Massive	A term used to describe an igneous rock with a homogenous texture ie. not foliated

Metamorphic	A term used to describe rocks that have undergone chemical and/or physical properties changes due to the effects of heat, pressure and fluid movement within the earth's crust.

Metasedimentary	A term used to describe a sedimentary rock that has had its chemical and/or physical properties altered due to the effects of heat, pressure and fluid movement within the earth's crust.

Metavolcanic	A term used to describe a volcanic rock that has had its chemical and/or physical properties altered due to the effects of heat, pressure and fluid movement within the earth's crust.

Mineral Reserves
Mineral reserves are indicated and measured resources that have been evaluated by either a Prefeasibility or Feasibility level engineering study which has demonstrated a portion of the indicated and measured resources are economically feasible for extraction. Reserves are classified as either Probable or Proven Reserves depending on the level of geological and economic knowledge and confidence.

Mineral Resources
Mineral resources are those economic mineral concentrations that have undergone enough scrutiny to quantify their contained metal to a certain degree. Mineral resources are classified as Inferred, Indicated and Measured depending on the increasing level of geological knowledge and confidence. Mineral resources are not considered ore because the economics of the mineral deposit may not have been fully evaluated.

Orogenic	A term used to describe the large-scale tectonic process of mountain formation or orogeny.

Orogenic Gold	Terminology used to describe gold deposits that have formed by the geological processes associated with orogeny.

Pluton	A body of igneous rock that has been intruded from depth into pre-existing rock.

Porphyry	An igneous rock of any composition containing conspicuous phenocrysts (large crystals) within a fine-grained ground mass.

Pyrite	A common pale bronze, or brass yellow, metallic mineral largely comprised of iron and sulphur.

Regressive	Dropping sea level or excessive sediment input in sediments overstepping areas that were previously water-covered.

Saprolite
A soft, earthy, clay-rich thoroughly decomposed rock formed in-place by chemical weathering. Commonly displays pre-weathering structures of original rock units. Occurs especially in humid, tropical environments.

Sericite	A fine grained, white potassium mica created by the alteration of pre-existing mineral by metamorphism

Shear zone	Narrow, sub parallel-sided zones of rock that have been crushed and brecciated as a result of shear strain.

Silicified	A term used to describe a rock that has been altered due to the introduction of or replacement by silica.

Source Rocks	Rocks containing organic material that, through geologic processes, have produced hydrocarbons.

Stratigraphic Pinch-out	A rock unit that changes character by diminishing its character to zero, commonly in an upward direction.

Supracrustal	Term used to describe younger rocks which overlie older basement rocks.

Syngenetic	A term used to describe a geological feature (i.e. ore deposit or sedimentary feature) that has formed contemporaneously with and by essentially the same processes as the enclosing rocks.

Syn-tectonic	A point or reference of time during a tectonic event.

Tectonic	A term used to describe the physical forces or events that move and deform the earth's crust. Volcanic eruptions, folding and faulting are examples of tectonic events.

Transgressive	Rising sea level that results in sediments being deposited over what were previously land areas.

Tuffs	Igneous, volcanoclastic rocks formed by the accumulation of volcanic ash and crystals that have been extruded from a volcanic vent and subsequently buried and lithified.

Variogram
A statistical tool used to describe the spatial relationship between data in three dimensions. Variograms are used during the geostatistical process of mineral resource and reserve estimates to determine how gold grades intersected in drill holes are distributed to the volume of rock in between and surrounding drill holes.

Ultramafic	Refers to igneous rocks composed almost entirely of dark, ferromagnesian minerals.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

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

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”. Note 17 of the financial statements of the Company included herein sets forth the measurement differences were such information to be presented in conformity with United States generally accepted accounting principles (“US GAAP”). Results for the period ended February 28, 2011 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH CANADIAN GAAP:

		Year Ended February 28 or 29
		2011	2010	2009	2008	2007
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations(1)
	Total	($6,965,552)	($7,860,319)	($4,574,185)	($1,377,648)	($1,801,883)
	Per Share (1)	($0.06)	($0.09)	($0.07)	($0.02)	($0.04)
(c)	Total assets	$93,668,189	$68,012,423	$49,368,607	$48,205,346	$27,405,610
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$111,298,040	$82,876,200	$58,528,199	$57,509,011	$34,635,509
(f)	Total shareholders’ equity	$92,233,185	$66,311,431	$47,036,248	$46,030,061	$24,117,196
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($6,965,552)	($7,860,319)	($4,574,185)	($1,377,648)	($1,801,883)
	Per Share (1)	($0.06)	($0.09)	($0.07)	($0.02)	($0.04)
	Number of shares	117,491,838	88,046,230	65,264,018	56,740,221	42,853,558

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

INFORMATION IN CONFORMITY WITH US GAAP:

		Year Ended February 28 or 29
		2011	2010	2009	2008	2007
(a)	Total revenue	$0	$0	$0	$0	$0
(b)	Earnings (loss) from continuing operations
	Total	($27,618,998)	($24,011,231)	($21,409,628)	($11,635,349)	($9,659,151)
	Per Share¹	($0.24)	($0.27)	($0.33)	($0.21)	($0.23)
(c)	Total assets	$20,104,211	$15,101,891	$12,608,987	$28,281,169	$17,739,134
(d)	Total long-term debt	$0	$0	$0	$0	$0
(e)	Capital stock	$111,298,040	$82,876,200	$58,528,199	$57,509,011	$34,635,509
(f)	Total shareholders’ equity	$18,669,207	$13,400,899	$10,276,628	$26,105,884	$14,450,720
(g)	Cash dividends declared per share	n/a	n/a	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($27,618,998)	($24,011,231)	($21,409,628)	($11,635,349)	($9,659,151)
	Per Share¹	($0.24)	($0.27)	($0.33)	($0.21)	($0.23)

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On September 6, 2011 the exchange rate, based on the noon buying rate published by The Bank of Canada for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.0091.

The following table sets out the high and low exchange rates for each of the last six months.

	2011
	August	July	June	May	April	March
High for period	1.0438	1.0583	1.0370	1.0537	1.0542	1.0324
Low for period	1.0091	1.0343	1.0141	1.0195	1.0319	1.0083

The following table sets out the average Noon Rate of Exchange rates for the five most recent financial years as provided by the Bank of Canada.

Year Ended February 28 or 29
	2011	2010	2009	2008	2007
Average for the period	0.9806	0.9036	0.9050	0.9560	0.8790

B.	Capitalization and Indebtedness

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

OUR INTERNATIONAL OPERATIONS INVOLVE SIGNIFICANT RISKS NOT ASSOCIATED WITH OPERATIONS IN CANADA OR THE UNITED STATES

The Company’s project is located in the Republic of Sénégal in West Africa. Its tenure over its property rights and the conditions under which it operates, both during and after the exploration stage, are subject to the jurisdiction of the Republic of Sénégal and in some cases of political subdivisions within the Republic of Sénégal. The laws and regulations governing the Company’s tenure and operations are subject to alteration, and an adverse alteration to those laws and regulations could have a material adverse outcome on the Company and its securities. In addition, the exposure of the Company, its projects and its operations to political risk comprises part of the evaluations, perceptions and sentiments of investors as described above under “Market risks”. An adverse change in investors’ tolerance of political risk could have a material adverse outcome on the Company and its securities.

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

Exploration and development of mineral deposits is an expensive process, and frequently the greater the level of interim stage success the more expensive it can become. The Company has no producing properties and generates no operating revenues; therefore, for the foreseeable future, it will be dependent upon selling equity in the capital markets to provide financing for its continuing substantial exploration budgets. While the capital markets have been favourable to the financing of mineral exploration during the past several years, and the Company has been successful in obtaining financing for its projects, there can be no assurance that the capital markets will remain favourable in the future, and/or that the Company will be able to raise the financing needed to continue its exploration programs on favourable terms, or at all. Restrictions on the Company’s ability to finance could have a material adverse outcome on the Company and its securities.

OUR EXPLORATION EFFORTS ARE DIRECTED TO THE COMMODITY GOLD, AND THE MARKET PRICE FOR GOLD IS SUBJECT TO HIGH VOLATILITY

The Company’s exploration project seeks gold at the OJVG Gold Project. While this commodity has recently been the subject of significant price increases from levels prevalent over the past five years, there can be no assurance that such price levels will continue, or that investors’ evaluations, perceptions, beliefs and sentiments will continue to favour this target commodity. An adverse change in this commodity’s price, or in investors’ beliefs about trends in this price, could have a material adverse outcome on the Company and its securities.

THE PRICES OF MANY SIGNIFICANT INPUTS TO OUR COSTS OF EXPLORING ARE SUBJECT TO HIGH VOLATILITY AND COULD RENDER OUR COSTS OF CONTINUING TO EXPLORE HIGHER THAN ANTICIPATED, PLANNED OR BUDGETED

The cost of numerous inputs to mineral exploration and development has been subject to significant increase in recent calendar quarters. These costs include the cost of infrastructure materials such as steel and concrete, the cost of fuel, and the compensation cost of technical and operating personnel. A continuation of cost escalation in these input prices could have a material adverse outcome on the Company and its securities.

WE ARE HIGHLY DEPENDENT ON THE INDIVIDUAL SKILLS AND EXPERIENCE OF OUR CHIEF EXECUTIVE OFFICER AND OUR VICE-PRESIDENT OF MINERAL EXPLORATION

The Company’s exploration efforts are dependent to a large degree on the skills and experience of certain of its key personnel, including Chet Idziszek the President and Chief Executive Officer and David Mallo the Vice President of Mineral Exploration. The Company does not maintain “key man” insurance policies on these individuals. Should the availability of these persons’ skills and experience be in any way reduced or curtailed, this could have a material adverse outcome on the Company and its securities.

WE HAVE A LONG HISTORY OF INCURRING NET LOSSES AND GENERATING NO OPERATING REVENUE

The Company has incurred net losses to date. Its deficit as of February 28, 2011 was $34,493,452 according to Canadian GAAP and $108,057,430 according to US GAAP. The Company has not yet had any revenue from the exploration activities on its property, nor has the Company yet made a production decision to proceed with development activity on its property. Even if the Company does undertake development activity on certain of its properties, the Company expects to continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

WE HAVE LIMITED EXPERIENCE IN PLACING RESOURCE PROPERTIES INTO PRODUCTION

The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other contract service providers or resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if the Company places its resource properties into production.

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

OUR BUSINESS INVOLVES NUMEROUS OPERATING HAZARDS, AND WE ARE NOT FULLY INSURED AGAINST ALL OPERATING HAZARDS

Although management believes the operator of any properties in which the Company and its subsidiaries may acquire interests, will acquire and maintain appropriate insurance coverage in accordance with standard industry practice, the Company and its subsidiaries may suffer losses from uninsurable hazards or from hazards which the operator has chosen not to insure against because of high premium costs or other reasons. The payment of any liabilities arising from such losses may have a material, adverse effect on the Company's financial position.

OUR COMPETITORS IN THE MINERAL EXPLORATION AND DEVELOPMENT INDUSTRY INCLUDE NUMEROUS LARGER COMPANIES MOST OF WHICH HAVE BETTER ACCESS TO THE EXPERTISE AND FINANCING NECESSARY TO CARRY OUT ACTIVITIES

Significant and increasing competition exists for the limited number of mineral property acquisition opportunities available in Sénégal. As a result of this competition, some of which is with large established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire additional attractive mineral properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company’s exploration and acquisition programs will result in any commercial mining operation.

WE ARE EXPLORING IN THE REPUBLIC OF SÉNÉGAL, A COUNTRY WHICH WITH A COMPLEX REGULATORY REGIME WHICH MAY IMPOSE UNFAMILIAR AND CHALLENGING CONDITIONS AFFECTING OUR OPERATIONS

Currently, the Company’s only active and material property is located in Sénégal. Consequently, the Company is subject to certain risks associated with foreign ownership, including currency fluctuations, inflation, political instability and political risk. Mineral exploration and mining activities in foreign countries may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, restriction of earnings, taxation laws, expropriation of property, environmental legislation, water use and workplace safety. In particular, the status of Sénégal as a developing country may make it more difficult for the Company to obtain any required production financing for its property from senior lending institutions.

The Company has entered into contractual arrangements with the Government of Sénégal that contain time-sensitive performance requirements. Further, the Company will be dependent on the receipt of government approvals or permits for the timely performance of its exploration and development activities and any delays in obtaining such approvals or permits could affect the status of the Company’s contractual arrangements or its ability to meet its contractual obligations and could result in the loss of its interest in mineral properties.

OUR ACTIVITIES IN MINERAL EXPLORATION AND DEVELOPMENT SUBJECT US TO A WIDE ARRAY OF ENVIRONMENTAL AND RELATED REGULATIONS WHICH CAN BE COSTLY AND TIME-CONSUMING TO COMPLY WITH

The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be subject to laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that approvals and permits required to commence production on its properties will be obtained. Additional permits and studies, which may include environmental impact studies conducted before permits can be obtained, may be necessary prior to operation of the properties in which the Company has interests and there can be no assurance that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction, development or operation of mining facilities at these properties on terms which enable operations to be conducted at economically justifiable costs.

The Company’s potential production operations and exploration activities in Sénégal are subject to various federal and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, workplace safety and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. There can be no assurance, however, that all permits the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have a material adverse effect on any mining project the Company might undertake.

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

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or abandonment or delays in development of new mineral exploration or oil and gas properties.

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

THE TRADING PRICE OF OUR SHARES HAS BEEN AND IS LIKELY TO CONTINUE TO BE SUBJECT TO WIDE FLUCTUATIONS

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price on the TSX Venture Exchange or the Toronto Stock Exchange of the Company's common stock fluctuated from a high of $1.49 to a low of $0.59 in the period beginning March 1, 2010 and ending on the date of this Annual Report. There can be no assurance that these price fluctuations and volatility will not continue to occur.

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

The Company has four subsidiaries. Sabodala Holding Limited is incorporated in the British Virgin Islands and is wholly owned by the Company. Irie Isle Limited (“Irie”) is incorporated in the British Virgin Islands and is wholly owned by the Company. Cynthia Holdings Limited (“Cynthia”) is incorporated in the British Virgin Islands and as at February 28, 2009 was wholly owned by Irie. Exploraciones Oromin, S.A. (“EOSA”) is incorporated in Argentina and is wholly owned by Cynthia. Effective May 4, 2009 Cynthia became 67.52% owned by Irie. In December 2009 the Company reacquired, at no cost, the other 32.48% interest in Cynthia from Otto Energy Limited; essentially, this was a consequence of the drilling of an unsuccessful test well.

The head office and principal office address of the Company is Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Canada. Its telephone number is 604-331-8772.

OJVG Gold Property, Sénégal

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

In August 2009 the Company completed an initial preliminary feasibility study for its Project. This study was prepared by SRK Consulting (Canada) Inc. utilizing available exploration drilling data up to May 2009. The result of this initial study produced a negative net present value (NPV) and as such no mineral reserves could be quantified for the OJVG Property. To seek to improve the project economics, SRK recommended that OJVG (1) focus its exploration activities on identifying high-grade targets that might help in improved cash flows in the early years of the project as the property still has several interesting gold anomalies that, if exploration is successful, could add value to the project; (2) optimize the preliminary feasibility study to allow for the known opportunities to be investigated and new opportunities to be sought; and (3) continue drilling on the property and revise the preliminary feasibility study based on new information at a cost of approximately $15M.

OJVG adopted SRK’s recommendations, but elected to complete a full feasibility study rather than simply revise the preliminary study. As a result, on January 26, 2010, OJVG was granted a mining licence for the OJVG Project. The mining licence is for a term of fifteen years and will permit OJVG to begin mining operations in accordance with recommendations of a full feasibility study prepared by SRK Consulting and Ausenco Limited and publicly disseminated in July 2010. It is important to note that development of a mining operation is subject to the owners of OJVG making a production decision, a step which has not yet taken place. OJVG is in the process of establishing an operating company to undertake the development of the OJVG Project. The operating company will be owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest owned by the Government of Sénégal is fully carried and the Government of Sénégal is also entitled to a royalty equal to 3% of net smelter returns. Under the terms of the Mining Convention, OJVG is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.

Santa Rosa Property, Argentina

As of the date of this report, the Company has a 100% interest in the Santa Rosa Property, as described in Note 5(b) to the accompanying financial statements. All carrying values have been written off. The Company has determined that it does not intend to expend further material amounts on this property and accordingly no longer regards this property as material.

Recent activity at Santa Rosa Property

As a consequence of drilling an unsuccessful test well in July 2009 the Company wrote down its investment in the Santa Rosa project by $2,910,473 to a retained carrying value of $1,103,033 at February 28, 2010. During the financial year ended February 28. 2011 the Company incurred a further $340,322 in various project carrying costs as set out in Note 5 to the accompanying financial statements, and wrote off the entire balance of $1,443,355 at February 28, 2011.

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

In March 2001, the Company acquired a 100% interest in the oil and gas exploration rights for the Santa Rosa Property in central Argentina. For a number of reasons, including the transfer of jurisdiction over oil and gas development from the federal government of Argentina to the provincial government of Mendoza, no meaningful exploration activities occurred until after April 2008 when the Province of Mendoza issued a decree recognizing the Company’s tenure rights. Pursuant to an agreement dated December 23, 2008, with Otto Energy Ltd. (“Otto”) the Company agreed to sell to Otto an effective 32.48% interest in its Santa Rosa Property by Otto funding exploration expenditures of USD$1,400,000. This transaction closed May 4, 2009. During the financial year ended February 28, 2010, in July 2009 the Company, as operator of the Santa Rosa property, drilled a wildcat test well at the first selected location on the concession but did not encounter any hydrocarbons. Thereafter, the Company reacquired from Otto, at nominal cost, Otto’s 32.48% interest in Cynthia. The Company has subsequently been seeking third party participation in the concession, has not succeeded in attracting any such, and has determined not to expend further material amounts of its own funds on the project. Accordingly, it has recognized, in two stages, the impairment of the entire carrying value of the project. This project is not longer regarded as material by the Company.

C.	Organizational Structure

The following chart sets out the Company’s corporate structure and the resource properties owned by each of the Company’s subsidiaries:

(1)

The interest of Exploraciones Oromin, S.A. in the Santa Rosa Property takes the form of an exploration permit to explore for hydrocarbons for three exploration periods totaling six years, which is convertible to a 25-year exploitation permit with a possible 10-year extension, should commercial quantities of hydocarbons be established.

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

The sole property of the Company regarded by it as material is the OJVG Gold Project in the Republic of Sénégal. This project is currently in the exploration stage. However, it is the subject of a full feasibility study dated June 2010 and would graduate to the status of a development-stage project upon the making of a production decision by the owners. This step has not yet occurred. The Company has not had any revenue from any resource products in the last three fiscal years.

To view an OJVG Gold Property Location Map, please click on the link here:

OJVG Gold Property, Sénégal

The following technical information has been compiled and reviewed by Douglas Turnbull, P.Geo. Except as noted below, the following are the Company’s consulting firms and the associated geologists and qualified persons responsible for the preparation of the technical information concerning the OJVG Property in this document.

  SRK Consulting (Canada) Inc. under the direction of Gordon Doerksen, P.Eng. (overall project management, underground mining and reserve estimation, economic analysis, environmental review), Dr. Wayne Barnett, P. Nat. Sci., Nat. Sci. (mineral resource estimation, QA/QC, geology), Ryan Campbell, P.Eng. (geotechnical engineering), Mark Liskowich, P.Geo. (environmental and social impact assessment), Jim Robertson, P.Eng. (open pit mine engineering), Dino Pilotto, P.Eng. (open pit mine engineering, open pit mineral reserve estimate), Michael Royle M. App.Sci., P.Geo (hydrogeology) and Dr. Maritz Rykaart, P.Eng. (water storage and waste management engineering)

  Ausenco Solutions Canada Inc. under the direction of Clint Donkin, AusIMM (metallurgy, mineral processing and infrastructure) and David Brimage, AusIMM (metallurgy, mineral processing and infrastructure)

  DRA Americas Inc., the DRA mineral resource estimate update was prepared by Dexter Ferreira, P. Nat. Sci., a QP as defined by National Instrument 43-101.

Unless otherwise indicated, much of the following summary has been extracted or based on the OJVG Sabodala Project Feasibility Study Technical Report (“2010 FS”) completed by SRK Consulting (Canada) Inc. (“SRK”) and Ausenco Solutions Canada Ltd. (“Ausenco”). The 2010 FS provides a comprehensive overview of the OJVG Gold Project as well as the parameters and engineering studies that were used to define reserves and an overall mine plan for the proposed development of five of the OJVG deposits. The 2010 FS also provides a list of opportunities to improve the project’s overall economics, project risks and recommendations for further work. Readers are advised that the full 2010 FS report has been filed and posted on the Company’s section of the SEDAR website www.sedar.com under the filing classification “Technical Report – NI 43-101” and dated July 15, 2010.

Technical Summary

Oromin Joint Venture Group Ltd. (“OJVG”) holds a 15 year renewable mining license (“OJVG Gold Project”), covering approximately 212.6 km2 of land in the Tambakounda region of south-eastern Sénégal. Gold exploration on the property has been conducted by Oromin Explorations Ltd. (“Oromin”) on behalf of OJVG or a predecessor unincorporated joint venture (both of which are hereafter referred to as “OJVG”) since 2005. Oromin’s exploration work has progressed from property-wide soil geochemical sampling and geophysical surveys to more focussed trenching, reverse-circulation (“RC”) drilling and diamond drilling. Oromin has been successful in identifying numerous exploration targets and nine gold deposits: Masato, Golouma West, Golouma South, Kerekounda, Kourouloulou, Niakafiri Southeast, Niakafiri Southwest, Maki Medina and Kobokoto. All of these deposits have been drilled to a level that supports classification of mineral resources. Five of the deposits (Masato, Golouma West, Golouma South, Kerekounda and Kourouloulou) have mineral reserves defined in the 2010 FS.

OJVG’s Gold Project lies in a sparsely populated area of Sénégal approximately 650 km ESE of Dakar, a 12-hour journey by road. The property is 185 km ESE of Tambakounda and 65 km north of the district town of Kédougou. The border with Mali lies about 40 km to the east.

There is a paved airstrip that supports twin engine charter flights from Dakar. OJVG has access to the use of the airstrip. Road access to the property is via a paved road to Tambakounda and Kédougou and a combination of paved and dirt roads thereafter. Roads on the property have soil bases and can degrade substantially during heavy rains.

The property borders the Teranga Gold Corporation’s (“Teranga”) 20.3 km2 Sabodala mining concession. The OJVG Gold Project is situated on the divide between the Gambia and Falémé River catchments to the west and east respectively. The terrain is comprised of open savannah vegetation on gently rolling hills and is at an elevation of roughly 200 m above sea level. The climate of the region belongs to the Sudanic zone and is generally hot and humid. The rainy season, between June and September, brings heavy downpours that are generally short and intense and can cause disruption to transport. The estimated average annual rainfall on the property is 1,100 mm, the vast majority falling in the rainy season.

In October 2004, OJVG was awarded an exploration permit for the OJVG Gold Project, issued in accordance with the Mining Convention. The registered name of the exploration concession is the Golouma Concession, it has previously been referred to as OJVG’s Sabodala Project, and it is currently referred to as the OJVG Gold Project by Oromin. The exploration permit was formalized with the government in February 2005. OJVG spent USD $ 11 million on exploration during the first 22 month period to December 31, 2006, which was extended twice to December 22, 2009.

The OJVG Gold Project (“the Project”) is held by OJVG, of which 43.5 % is owned by Sabodala Holding Limited (“SHL”), which is wholly owned by Oromin. Bendon International Ltd. also holds 43.5 % of the project, with Badr Investment and Finance Company holding 13%. On January 26, 2010, OJVG was granted a mining licence for the Project. The mining licence is for a term of fifteen years, renewable, and will permit OJVG to begin mining operations in accordance with recommendations of this feasibility study. OJVG is in the process of establishing an operating company to undertake the development of the Project.

The operating company will be 90% owned by OJVG and 10% by the Government of Sénégal. The interest owned by the Government of Sénégal is fully carried and the Government of Sénégal is also entitled to a royalty equal to 3% of net smelter returns. Under the terms of the Mining Convention, OJVG is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.

The renewable mining licence allows for a minimum 8 years tax free benefit which commenced January 26, 2010, and can be extended for up to 15 years through Government negotiation.

Geology and Mineralization

The OJVG Gold Project lies within the Kédougou-Kéniéba Inlier; part of the highly deformed circa 2.1 Ga Paleoproterozoic Birimian-Eburnean province of the West African Craton. The Kédougou-Kéniéba Inlier is a triangular shaped area composed of felsic gneiss terranes separated by greenstone belts that consist of supracrustal metavolcanic and metasedimentary rocks, including the thick succession of Mako Volcanic Group mafic to ultramafic material, Kakadian Batholith granitic complex, and the Eburnean Syn-tectonic Granites comprising discrete granodioritic intrusives and possibly felsic dykes.

The concession straddles the Main Transcurrent Shear Zone (“MTSZ”), which is a regional-scale N-NE trending ductile fault that impacts all of the deposits that lie within rocks affected by this zone of NNE-SSW oriented shear.

The nine mineral deposits within OJVG’s Sabodala exploration property (Golouma West, Golouma South, Kerekounda, Kourouloulou, Masato, Niakafiri Southeast, Niakafiri Southwest, Maki Medina and Kobokoto) and various gold prospects and targets fall within the broad classification of orogenic gold. The principal mineralized zones within the deposits are hosted by high strain areas within the prevailing shear zones. Gold mineralization is associated with zones of metavolcanics affected by intense Fe-carbonate-sericite±quartz±feldspar ±pyrite alteration, the intensity of which broadly correlates to the intensity of the deformation fabric and the presence of thicker quartz-carbonate veins. At Masato, fuchsite (Cr-mica) is also present, owing to the presence of ultramafic rocks. Multiple parallel zones comprise each deposit, with individual zones of anomalous gold values typically ranging from 2 to15 m in true thickness.

OJVG has further classified its deposits into two styles of mineralization hosted within the NNE trending, 8 km wide MTSZ that runs the entire 22 km length of the concession. The western side of the MTSZ structural corridor hosts OJVG’s lower grade, bulk mining style deposits collectively referred to as the “Masato Style” bulk tonnage deposits (Masato, Niakafiri Southeast, Niakafiri Southwest, Maki Medina and Kobokoto) while the eastern side hosts OJVG’s higher grade deposits, collectively referred to as the “Golouma Style” higher grade deposits (Golouma West, Golouma South, Kerekounda and Kourouloulou). Only the Golouma West, Golouma South, Masato, Kerekounda and Kourouloulou deposits host ore reserves.

The Golouma West deposit consists of two broadly E-W trending zones, which together have a total strike length of approximately 800 m and drilled-off to a depth of about 320 m, and one N-NE trending zone with a strike of over 250 m. A total of six steeply south-dipping shear zone-hosted sheet-like bodies of mineralization have been defined in the EW zones.

The Golouma South deposit occupies a NNE-oriented, moderately to steeply west-dipping ductile shear zone. Mineralization has been defined for a strike length of approximately 640 m and down to about 280 m below surface currently. It has been modelled within five shear zone-hosted sheet-like bodies of mineralization.

The Masato deposit has been defined over a 2,100 m strike length of a NNE-trending, moderately west-dipping shear zone. The zone consists of between two and six separate mineralized zones over a distance of up to 90 m, which have been drilled to a depth of about 220 m below surface.

Mineralization at the Kerekounda deposit occupies three relatively minor N-NW-trending shear zones, dipping 50-70° towards W-SW. Mineralization has been defined over a strike length of about 350 m and down-dip for approximately 430 m.

The Kourouloulou deposit has four E-SE striking shear zone-hosted sheet-like bodies of mineralization that dip at intermediate angles to the south. Although the strike length of this deposit is currently defined only to approximately 200 m, the gold grade is higher than at the other deposits.

Drilling at the Maki Medina deposit has defined the mineralization over a strike length of approximately 1,600 metres. Currently the mineralized shear zones have been drilled to depths shallower than 200 m below the surface.

The Niakafiri Southeast deposit is located within the central part of the Project, approximately 3 km northwest of the Golouma area. This area is interpreted to be a series of tectonic slices of altered and sheared mafic and ultramafic metavolcanic rocks intruded by minor felsic and mafic intrusives. Gold mineralization is hosted by mafic volcanic units and bound to the west by a package of mafic to intermediate composition epiclastic volcanic rocks. Structurally Niakafiri Southeast is situated in the same group of north-northeast trending shear zones of the MTSZ that host the Maki Medina and Masato deposits, 2.5 km to the S-SW and 4 km to the N-NE, respectively. As elsewhere, the shear zone dips steeply towards the west. Additionally, relatively short (<1 km) steeply-dipping, ENE-WSW trending shear zones appear to cross-cut the Niakafiri Southeast area and may have interacted with the NNE shear zones to control the mineralization.

The Niakafiri Southwest deposit is located approximately one kilometre west of and parallel to Niakafiri Southeast. This area is interpreted to be a 200-300m wide structural corridor consisting of a series of NNE trending, steeply west dipping, strongly sheared and altered intermediate and mafic metavolcanic rocks. This package has been intruded by two late, 20 to 30 m wide, NNE trending mafic dykes and a series of smaller felsic intrusives. Gold mineralization is hosted by the sheared and altered metavolcanic rocks and associated quartz veining.

The Kobokoto deposit is located approximately 1.5 kilometres southwest of the Maki Medina Deposit and approximately 4 kilometres southwest of the Niakafiri Southeast and Niakafiri Southwest deposits. The northeast trending Kobokoto deposit occurs within a variably sheared and altered NNE trending unit of massive mafic metavolcanics, bound to the east by a prominent intermediate to mafic epiclastic volcanic unit. The main mineralized zone consists of a shallow west dipping, variably sheared zone of quartz-carbonate (lesser Fe carbonate) alteration and associated quartz,+carbonate+tourmaline veining. The entire volcanic package is intruded by NNE trending mafic dykes and lesser intermediate to felsic dykes. Although Kobokoto is associated with the same NNE regional structural trend that is host to the Masato, Maki Medina, Niakafiri Southeast and Niakafiri Southwest deposits to the northeast, the shallow dip of the Kobokoto mineralization is unique and possibly related to a local horizontal flexure within the regional NNE trending shear zone.

EXPLORATION

Fiscal Year (“FY 2010”) Ended February 28, 2011

The Company’s 2010 exploration program on its OJVG Project, budgeted at USD$30,000,000, was almost exclusively resource definition and engineering related drilling in support of SRK’s June 2010 Feasibility Study and the Ausenco Engineering optimization studies completed in the fall of 2010. The 2010 drilling consisted largely of infill and stepout Core and RC drilling at Golouma West, Golouma South, Kerekounda, Masato, Kourouloulou, Kobokoto, Maki Medina, Niakafiri Southeast and Niakafiri Southwest deposits as well as initial drilling at the Koulouqwinde, Kinemba and Koutouniokolla targets. A total of 80,493 metres of core drilling (DDH-SAB-10-619 to 948) and 22,527 metres of RC drilling (RC-SAB-10-663 to 846) were completed in FY 2010. The majority of reverse circulation and diamond drilling conducted by OJVG in 2010 focused on the lateral and vertical expansion and infill drilling for resource estimation purposes on the Golouma West, Golouma South, Masato, Kerekounda, Kourouloulou, Niakafiri Southeast, Niakafiri Southwest, and Kobokoto deposits. Systematic step-out holes at the Kerekounda prospect continued to intersect good intercepts of high-grade material, further indicating the potential for a resource with open-pit and underground mining possibilities, with a down-dip extent of at least 300 m and to as much as 600 m at Golouma West. A total of 22,408 metres of Reverse Air Blast (“RAB”) drill holes were also completed in 640 shallow holes as profiles across a number of laterite covered target areas on the Property including Mamakono, Maki Medina, Kinemba, Maleko and Kobokoto.

In July of 2010 the Company announced the results of a Feasibility Study (“2010 FS”) on the OJVG Gold Project. This study was completed by SRK Consulting (Canada) Inc. (“SRK”) and Ausenco Solutions Canada Ltd. (“Ausenco”) and included drilling up to January 2010 and addressed a number of the recommendations from SRK’s 2009 PFS.

The results of the 2010 FS were positive for the three economic cases evaluated in the study based on $880/oz, $1000/oz and $1200/oz gold prices. Using an $880/oz gold price, the economic analyses yielded a USD$74 million

NPV at a 3% discount rate, 11.2% IRR and a 4 year payback period. Using a $1200/oz gold price, the study yielded a USD$361 million NPV at a 3% discount rate, 36.3% IRR and a 2 year payback period. The study outlined the OJVG Gold Project’s first mineral reserve estimate comprising 17.5 million tonnes, grading 2.52 g/t Au of combined open pit and underground Probable mineral reserves containing 1.42 million ounces of gold.

In August of 2010 the Company contracted Ausenco to complete optimization studies based on the recommendations of the 2010 FS. These studies included an evaluation of the costs and benefits of installing a primary crush stockpile and reclaim system and increasing the leach tank size. In October of 2010, Oromin announced the positive outcome of these two separate plant optimization studies. Both of these optimizations are expected to increase the annual gold production and the project NPV above those defined in the 2010 FS. The expected increase to the project NPV as a result of these two optimizations ranges from $US23M to $US37.2M.

In the fall of 2010 Ausenco was also engaged to examine the potential and viability of incorporating heap leach processing in parallel with the CIL plant proposed in the 2010 FS. The outcome of the initial desk-top heap leach trade-off study would confirm whether there is sufficient heap leach material available on the OJVG Gold Project, to make this development option viable.

The Company’s investment in the OJVG Gold Project was USD$20,653,446 for the fiscal year ended February 28, 2011.

Fiscal year currently in progress

Changes expected to influence our business during the current financial year are set out below.

Oromin has proposed quarterly budgets for calendar 2011. OJVG’s shareholders have approved both the Q1 and Q2 budgets of USD $7.5 million for each, as well as the Q3 and Q4 budgets of USD $6 million for each.

Based on drilling completed to the end of 2010, Oromin contracted SRK to carry out mineral resource updates on the Masato, Golouma West, Golouma South, Kerekounda and Kourouloulou deposits. Concurrent with SRK’s work, DRA Americas (“DRA”) was contracted to carry out mineral resource updates for the Kobokoto, Maki Medina, Niakafiri Southeast and Niakafiri Southwest deposits.

Based on the recommendation of the Ausenco heap leach desk-top study in the fall of 2010, the Company contracted Ausenco to conduct a Preliminary Economic Assessment (“PEA”) of the heap leach potential at the OJVG Gold Project. The study would be based on previous modelling of the Maki Medina deposit, the re-modelled Kobokoto, Niakafiri Southeast and Niakafiri Southwest gold deposits using a 0.20 g/t Au cut-off grade in order to determine what portion of these resources could be economically recovered by heap leaching as well as an evaluation of mineralized material previously designated as waste from the proposed 2010 FS Masato reserve pit.

The ongoing drill program on the OJVG Gold Project continues to expand the known limits of mineralization, particularly at depth at Golouma West, Golouma South and Kerekounda. Drilling of new targets outside of the known deposits continued with success, resulting in many new discoveries including Mamasato, Kotouniokolla, Kinemba, Saboraya, Sekoto, 950 Zone, Golouma West Extension and the Far West Target. The Company will continue to fund an active drill program throughout 2011.

MINERAL RESERVE ESTIMATE

The mineral reserve estimate for the OJVG Gold Project was completed as part of the 2010 FS completed by SRK and Ausenco. The mineral reserve has been subdivided into an open pit portion and an underground portion. The following tables present the open pit reserve, the underground reserve, and the total reserve summary.

Open Pit Mineral Reserve Estimate
			Cut-	Diluted	Contained Gold
		Diluted	off*	Grade
	Reserve	Tonnes			Au	Au
Deposit	Class	('000s)	(g/t)	(g/t)	(kg)	(koz)
Golouma Style Higher Grade Deposits
Golouma W	Probable	1,732	0.90	3.53	6,114	197
Golouma S	Probable	959	0.89	4.79	4,599	148

Kerekounda	Probable	42	0.66	6.54	278	9
Subtotal Golouma Style	Probable	2,734	0.90	4.02	10,991	353
Masato Style Bulk Tonnage Deposits
Masato	Probable	10,154	0.70	1.41	14,306	460
Subtotal Masato Style	Probable	10,154	0.70	1.41	14,306	460
Total Mineral Reserve	Probable	12,888	0.74	1.96	25,296	813

Notes:*Internal (mill) average cut-off based on Whittle optimization parameters

Underground Mineral Reserve Estimate
			Cut-off	Diluted	Contained Gold
		Diluted		Grade
Golouma Style Higher	Reserve	Tonnes				Au
Grade Deposits	Class	('000s)	(g/t)	(g/t)	Au (kg)	(koz)
Golouma W	Probable	2,656	2.0	3.61	9,601	309
Golouma S	Probable	710	2.0	4.07	2,892	93
Kerekounda	Probable	1,154	2.0	4.77	5,500	177
Kourouloulou	Probable	110	2.0	8.01	880	28
Subtotal Golouma Style	Probable	4,630	2.0	4.08	18,873	607

Total Mineral Reserve Estimate
			Cut-off	Diluted	Contained Gold
		Diluted		Grade
	Reserve	Tonnes				Au
Deposit	Class	('000s)	(g/t)	(g/t)	Au (kg)	(koz)
Golouma Style Higher Grade Deposits
Golouma W	Probable	4,388	1.57	3.58	15,715	505
Golouma S	Probable	1,669	1.36	4.49	7,491	241
Kerekounda	Probable	1,196	1.95	4.83	5,778	186
Kourouloulou	Probable	110	2.0	8.01	880	28
Subtotal Golouma Style	Probable	7,364	1.59	4.06	29,864	960
Masato Style Bulk Tonnage Deposits
Masato	Probable	10,154	0.70	1.41	14,306	460
Subtotal Masato Style	Probable	10,154	0.70	1.41	14,306	460
Total Mineral Reserve	Probable	17,517	1.07	2.52	44,170	1,420

The mineral reserve estimate for the Sabodala open pits was constrained with estimates of gold price, mining dilution, process recovery, refining/transport costs and royalties. Mining, processing and general administration costs were also estimated based on expected mill throughputs and, along with geotechnical parameters, formed the basis for open pit optimization. A distinction between material types was made (soft/hard) for both ore and waste in order to capture the expected variation in mining and processing costs and rates. The mineral inventory block models for each of the deposits were then used with the Gemcom Whittle - Strategic Mine Planning™ (“Whittle”) software to determine optimal mining shells. Only indicated mineral resources were included in the pit optimization process (no resource has been classified in the measured category).

Economics

Economic analyses were conducted to determine the economic viability and sensitivity of the project. The parameters used in analyses and the results are shown in the Table below. The $880/oz case (Case 1) is representative of the 3-year gold price average through the 1stQ of 2010. The three- year rolling average gold price to June 24, 2010 was $925/oz. The other two cases ($1,000/oz (Case 2) and $1,200/oz (Case 3)) represent more current gold price scenarios.

Cash Flow Analysis Results
		Case 1	Case 2	Case 3
Parameter	Unit	$880/oz Au	$1000/oz	$1200/oz
			Au	Au
Off site cost	$/oz	7.00	7.00	7.00
Royalty @ 3% of NSR	$/oz	26.19	29.79	35.79
Net gold price	$/oz	846.81	963.21	1157.21
Ore mined	Mt	17.5	17.5	17.5
Average grade	g/t Au	2.52	2.52	2.52
Average process recovery	%	89.2	89.2	89.2
Gold produced	M. oz.	1.267	1.267	1.267
Unit operating cost per tonne milled	$/t milled	33.34	33.34	33.34
Unit operating cost per oz	$/oz Au	461	461	461
Pre-production capital cost	$M	292	292	292
Total capital cost	$M	351	351	351
Pre-tax NPV0%	$M	119	252	472
Pre-tax NPV3%	$M	74	182	361
Pre-tax IRR	%	11.2	21.6	36.3
Pre-tax payback period	Years	4	3	2

The results of the economic analysis indicate that the project is economic for all three cases. The project break-even gold price is $796/oz using a 3% discount rate.

Sensitivity analyses were done by individually modifying the capital cost, operating cost, metal price and grade up and down by 20% to show the sensitivity of the pre-tax net present value using a 3% discount rate (‘NPV3%”). The results of the sensitivity analyses show that the project is most sensitive to gold price and mill feed grade.

2010 FS Conclusions

SRK used industry standard mineral resource estimation, mining, process design, construction methods and economic evaluation practices to assess the OJVG Gold Project.

As at the date of the Technical Report, five of the nine OJVG Gold Project deposits, encompassing Golouma South, Golouma West, Masato, Kerekounda, and Kourouloulou, represent a significant ore reserve. According to the assumptions of the 2010 FS, the five deposits are estimated to be economic to exploit via a combination of open pit and underground methods.

SRK noted that it considers the exploration potential at the OJVG Gold Project to be very good with the potential to increase resources through expanding current deposits at depth, better defining known exploration targets and drilling new anomalies.

As at the effective date of the 2010 FS (June 30, 2010), SRK was not aware of any fatal flaws for the OJVG Gold Project.

Ausenco Optimization Studies

In October of 2010, Oromin announced the outcome of two separate plant optimization studies completed by Ausenco Solutions Canada Inc. (“Ausenco”) based on their recommendations in the 2010 Feasibility Study. These include evaluating the costs and benefits of installing a primary crush stockpile and reclaim system and increasing the leach tank size. Both of these optimizations are expected to increase the annual gold production and the project NPV above those defined in the 2010 Feasibility Study. The expected increase to the project NPV as a result of these two optimizations ranges from USD $23M to USD $37.2M, as detailed below.

Stockpile and Reclaim System

The 2010 Feasibility Study was based on a plant design in which mill feed would be provided by direct truck dumping into the primary crusher which, in turn, would feed directly to the comminution circuit. During periods when the mining fleet was not operating, a front-end-loader would feed the crusher from an adjacent run-of-mine ore stockpile. This system has a low capital cost but has certain operational disadvantages.

Ausenco examined the installation of a larger, 10,000 tonne stockpile with an automated apron feeder reclaim. This enables the plant to continue to operate during mine outages and provides a steady feed rate to the mill. These enhancements would improve the expected mill utilization from 88.0% to 91.3% at a capital cost estimated to be approximately USD $ 5.5 million.

Ausenco estimates that the annual increase in gold production resulting from greater mill utilization would average around 6,000 ounces per year. At a gold price of USD $S 880/oz, this would equate to a revenue increase of about USD $ 5.3M per year. At a gold price of USD $ 1000 / oz, the annual revenue increase would be about USD $ 6.0M while at a gold price of USD $ 1200/oz, the annual revenue increase would be about USD $ 7.2M per year. The payback period for the addition of this system is approximately 1.9 years at a gold price of USD $ 880/oz and over 8 years of operation the increased gold production would generate an incremental increase in NPV (at 3% discount rate) of about USD $ 15M. At a gold price of USD $ 1000/oz the incremental NPV (at 3% discount rate) would be about USD $ 20M while at a gold price of USD $ 1200/oz the incremental NPV (at 3% discount rate) would be approximately USD $ 27.7M. As a result, OJVG have decided that this stockpile system will be incorporated into the plant design detailed engineering.

Leach Tank Size Increase

The 2010 Feasibility Study estimated that the plant throughput rate will range from 215 tonnes per hour to 350 tonnes per hour, depending on the percentage of soft ore contained in the mill feed. At higher throughput rates, ore residence time in the leach tanks drops by approximately 40% resulting in less than optimal leaching conditions during these high throughput periods. Increasing the leach tank size can lengthen the residence time thereby improving gold recovery when milling at high rates.

Ausenco is recommending an increase in the combined leach tank size, to improve residence time in the leach tanks during periods of higher mill throughput rate. The proposed change in configuration and size of the leach tanks would result in an expected recovery increase of about 1.5%. This would provide an annual increase in gold production in the range of 1,200 to 2,100 ounces per year. At a gold price of USD $ 880/oz, this would generate an annual revenue increase of USD $ 1.0M to USD $ 1.8M. At a gold price of USD $ 1000/oz, the annual revenue increase would range from USD $ 1.2M to USD $ 2.1M. At a gold price of USD $ 1200/oz, the annual revenue increase would range from USD $ 1.4M to USD $ 2.5M.

The estimated additional capital cost to expand the leach tank size is USD $ 700,000 with a negligible increase in operating cost. A discounted cash flow model was used to assess the longer term cost/benefit of increasing the size of the leach tanks. The payback period for the additional tank volume is approximately 1.2 years at a gold price of USD $ 880/oz, and over 8 years of operation the increased gold production would generate an incremental increase in NPV (at 3% discount rate) of about USD $ 8M. At a gold price of USD $1000/oz the incremental NPV (at 3% discount rate) would be about to USD $ 10M and at a gold price of USD $1200/oz the incremental NPV (at 3% discount rate) would be closer to USD $ 12M. As a result, OJVG have decided to incorporate the larger leach tanks into the plant design detailed engineering.

Heap Leach Desktop Study

In the fall of 2010 Ausenco was engaged to examine the potential and viability of incorporating heap leach processing in parallel with the CIL plant proposed in the 2010 FS. The outcome of this of that initial desk-top heap leach trade-off study would confirm if there is sufficient heap leach material available on the OJVG Gold Project, then this development option will be viable.

An extraction rate of 82.7 % was established by column leach test work on oxide mineralization from the Masato deposit in the 2010 FS. As part of Ausenco’s examination and recommendations, additional column leach and bottle roll metallurgical test work was carried out late in 2010 on the Kobokoto, Niakafiri Southeast and Niakafiri Southwest gold deposits.

The results of Ausenco’s review indicate that the heap leach operation would pay back capital and generate a positive NPV if the leachable tonnage exceeds 8 million tonnes at an average head grade of approximately 0.5 g/t gold. Four of the Masato-style bulk tonnage deposits Kobokoto, Maki Medina, Niakafiri Southeast and Niakafiri Southwest would be examined as potential sources of heap leach ore as well as lower grade oxide and fresh resources at the Masato Deposit that was classified as waste material within the 2010 FS design pit but below the optimal cut off grade of 0.7 g/t Au used for material being processed at the proposed CIL plant.

Based on the criteria identified in the Ausenco trade-off study, Oromin re-modelled the Kobokoto, Niakafiri Southeast and Niakafiri Southwest gold deposits at a 0.20 g/t Au cut-off grade in order to determine what portion of these resources could be economically recovered by heap leaching. The new resource models were submitted to DRA to update their resource estimates so that they could be included in a Preliminary Economic Assessment (“PEA”) of the heap leach potential at the OJVG Gold Project.

Doing Business in Sénégal

The République du Sénégal gained independence from France in 1960 and has maintained a democratic political system. It is a secular republic with a strong presidency, less strong legislature, independent judiciary, and multiple political parties and is notable as one of the few African states that has never experienced a coup d’état. In 2000, power was transferred peacefully in fully democratic elections, from former President Abdou Diouf to current President Abdoulaye Wade.

The president is elected by universal adult suffrage to a 5-year term. The unicameral National Assembly has 120 members, who are elected separately from the president. The Socialist Party dominated the National Assembly until April 2001, when current President Wade’s coalition won a majority which it has subsequently retained. The Cour de Cassation (the country’s highest appeals court) and the Constitutional Council, the justices of which are named by the president, are the nation's highest tribunals. Sénégal is divided into 14 administrative regions, each headed by a governor appointed by and responsible to the president. The law on decentralisation, which came into effect in January 1997, distributed significant central government authority to regional assemblies.

President Wade has advanced a liberal agenda for Sénégal, including privatisations and other market-opening measures. He has a strong interest in raising Sénégal’s regional and international profile. The country, nevertheless, has limited means with which to implement ambitious ideas. The liberalisation of the economy is proceeding, although at a modest pace. Sénégal continues to play a significant role in regional and international organisations. President Wade has made excellent relations with western democracies a high priority.

There are presently in excess of 16 political parties, some of which are marginal and little more than platforms for their leaders. The principal political parties, however, constitute a true multiparty, democratic political culture, and they have contributed to one of the most successful democratic transitions in Africa. A flourishing independent media, largely free from official or informal control, also contributes to the democratic politics of Sénégal. The country’s generally tolerant culture, largely free from ethnic or religious tensions, has provided a resilient base for democratic politics.

The former capital of French West Africa, Sénégal is a semi-arid country located on the westernmost point of Africa. Predominantly rural and with limited natural resources, the country earns foreign exchange from fish, phosphates, peanuts, tourism, and services. Its economy is vulnerable to variations in rainfall and changes in world commodity prices.

With an external debt of USD$3.9 billion, and with its economic reform program on track, Sénégal has attained several milestones in the Heavily Indebted Poor Countries (HIPC) debt relief program from 2004 to 2010. Sénégal continues to lead the West African Economic and Monetary Union (“WAEMU”) countries in macroeconomic performance. For 2010, inflation was at 1.2%, and in most indicators, Sénégal surpassed the WAEMU monetary convergence criteria with a tax revenue to gross domestic product ratio of 22.1%, public investment to GDP ratio of 25.3%, and a current account deficit at 5.2%.

Currently, there are no restrictions on the transfer or repatriation of capital and income earned, or investment financed with convertible foreign exchange. Economic assistance comes largely from France, the IMF, the World Bank, and the United States, with Canada, Italy, Japan, and Germany also providing assistance.

Sénégal has well-developed port facilities, an international airport that serves as a regional hub serving numerous international airlines, and an advanced telecommunications infrastructure, including a fibre optics backbone and cellular phone penetration exceeding 10% of the population.

Sénégal’s mining code is based on French civil law. The state owns all mineral rights, with the terms of exploration and mining established by contract between the concession holder and the state. Exploration concessions are generally granted for four years with rights of renewal. In the case of OJVG, its exploration concession was renewed from 2005 through 2009 and in January 2010 was converted into a Mining License with a life of 15 years renewable thereafter if renewal conditions are met.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The Company is in the business of exploring its resource properties, with the primary aim of developing them to a stage where they can be exploited at a profit. The Company does not currently have any producing properties and its current operations are exploratory searches for minerals.

During the fiscal year ended February 28, 2011, the Company’s principal activities consisted solely of continuing the exploration of its OJVG mineral property in Sénégal. As set out in Note 5 to the accompanying financial statements, on an accrual basis the Company expended $20,653,446 as its share of costs of the OJVG project. Levels of expenditure at this project reflected a continuation of a robust pace of exploration as that project reached the full feasibility study stage in July 2010.

During the fiscal year ended February 28, 2010, the Company’s principal activities consisted of a) continuing the exploration of its OJVG mineral property in Sénégal (formerly referred to as the Sabodala property), and b) carrying out direct and indirect exploration costs on its Santa Rosa oil and gas property in Argentina including the drilling of an initial test well in July 2009. As set out in Note 5 to the accompanying financial statements, on an accrual basis the Company expended $16,150,912 as its share of costs of the OJVG project and $480,862 on the Santa Rosa project. The amount reported in respect of the Santa Rosa project is net of funds expended by or on behalf of Otto Energy Ltd. which was a joint venture participant between May and December 2009. Levels of expenditure at the OJVG project reflected a continuation of a robust pace of exploration as that project reached the preliminary feasibility study stage in August 2009 and continued towards the finalization of a full feasibility study scheduled for completion in July 2010. At the Santa Rosa project, Otto Energy Ltd. participated in drilling an initial test well in July 2009 on terms set out in Note 5(b) to the accompanying financial statements. As also set out there, this initial well was a dry hole.

During the fiscal year ended February 28, 2009, the Company’s principal activities consisted of a) continuing the exploration of its OJVG mineral property in Sénégal, and b) carrying out direct and indirect exploration costs on its Santa Rosa oil and gas property in Argentina preparatory to drilling a test well subsequent to that fiscal year end. As set out in Note 5 to the accompanying financial statements, on an accrual basis the Company expended $16,835,443 as its share of costs of the OJVG project and $2,210,315 on the Santa Rosa project. Each of these amounts was materially greater than in the previous fiscal year, or any other recent fiscal year. These levels of expenditure reflected an accelerating level at OJVG as that project proceeded towards a preliminary feasibility study scheduled for completion in August 2009, and an accelerating level at Santa Rosa as that project proceeded towards the drilling of a test well, which became a prime objective upon the granting of a governmental decree by the Province of Mendoza April 30, 2008.

As at February 28, 2011, the Company had incurred net acquisition and exploration costs of $73,563,978 with respect to its OJVG Property in Sénégal, an increase of $20,653,446 from the prior year’s net investment. The major components of fiscal 2010 expenditures are set out in Note 5 to the accompanying financial statements and are as follows: drilling costs of $8,618,487 or 42% of the total; a corporate advisory fee of $2,807,405 or14% of the total;

engineering costs, associated with the final feasibility study and follow-on work, of $2,801,496 or 14% of the total; sample analysis costs of $1,650,347 or 8% of the total; camp operation costs of $1,426,360 or7% of the total; and contractor and geological staff costs of $1,136,691 or 6% of the total. The exploration activities for 2010 (fiscal year ended February 28, 2011) were focused principally on drilling and related sample analysis/assaying, and on engineering costs of the feasibility study completed in July 2010.

As at February 28, 2010, the Company had incurred net acquisition and exploration costs of $52,910,532 with respect to its OJVG Property in Sénégal, an increase of $16,150,912 from the prior year’s net investment. The major components of fiscal 2010 expenditures are set out in Note 5 to the accompanying financial statements and are as follows: drilling costs of $5,505,783 or 34% of the total; engineering costs, associated with the preliminary and final feasibility studies, of $3,356,423 or 21% of the total; a corporate advisory fee of $1,471,098 or 9% of the total; contractor and geological staff costs of $1,359,980 or 8% of the total; camp operation costs of $1,259,293 or 8% of the total; and sample analysis costs of $1,199,422 or 7% of the total. The exploration activities for 2009 (fiscal year ended February 28, 2010) were focused principally on drilling and related sample analysis/assaying, and on engineering costs of the pre-feasibility study completed in August 2009 and of commencing the full feasibility study scheduled for completion in July 2010.

As at February 28, 2009, the Company had incurred net acquisition and exploration costs of $36,759,620 with respect to its OJVG Property in Sénégal, an increase of $16,835,443 from the prior year’s net investment. The major components of fiscal 2009 expenditures are set out in Note 5 to the accompanying financial statements and are as follows: drilling costs of $7,189,120 or 43% of the total; sample analysis costs of $2,111,989 or 13% of the total; camp operation costs of $1,692,971 or 10% of the total; a corporate advisory fee of $1,656,035 or 10% of the total; contractor and geological staff costs of $1,375,398 or 8% of the total; and engineering costs, associated with the preliminary feasibility study, of $1,038,643 or 6% of the total. The proportions and allocations of these costs are broadly similar to the prior fiscal year. During the fiscal year ended February 28, 2009, the Company’s exploration program on the OJVG concession included soil sampling, excavator trenching and extensive RC and diamond drilling for exploration and resource estimation purposes.

The focus of the drilling continued to be at the Golouma West, Golouma South and Masato deposits, and in addition at the Kerekounda deposit, in preparation for the initial resource calculation which was published on July 24, 2008 and for the first update to the resource calculation which was published February 27, 2009. In addition, initial drilling began at several new targets. The pace of exploration once again increased significantly in fiscal 2009.

Significant Accounting Policies

The Company’s significant accounting policies are summarized in Note 2 to the accompanying financial statements. The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles in Canada requires management to make judgements with respect to certain estimates and assumptions. These estimates and assumptions, based on management’s best judgement, affect the reported amounts of certain assets and liabilities, including disclosure of contingent liabilities. On an ongoing basis, management re-evaluates its estimates and assumptions. Actual amounts, however, may differ significantly from those based on such estimates and assumptions.

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

Fiscal Year Ended February 28, 2011 Compared to Fiscal Year Ended February 28, 2010

During the fiscal year ended February 28, 2011 the Company recorded interest income of $105,234, a foreign exchange gain of $12,112, project administration fees of $495,647 and a write-down of its oil and gas project of $(1,443,355). During the fiscal year ended February 28, 2010 the Company recorded interest income of $6,654, a foreign exchange loss of $(914,201), project administration fees of $344,848 and a write-down of its oil and gas project of $(2,910,473). The exchange rate of the US dollar against the Canadian dollar during fiscal 2011 was significantly less volatile than in fiscal 2010 when the large foreign exchange loss arose on holdings of net assets in United States dollars during a period of continuing very high volatility in the exchange rate of that currency and an overall significant downtrend of the U.S. dollar. Interest rates , although very low, generated higher income in fiscal 2011 due to significantly greater balances on hand, being the residual proceeds from fiscal 2010 financings combined with proceeds fo fiscal 2011’s financings. Project administration fees increased due to higher levels of project costs and related administrative activities. Write-downs of project costs are highly variable depending on the results of impairment reviews.

Expenses for the fiscal year ended February 28, 2011 were $6,135,190, up significantly from $4,387,147 for the fiscal year ended February 28, 2010. By far the most significant increase was in stock-based compensation costs. This cost is highly variable depending on numbers of options granted and market and exercise prices at and preceding the date or dates of grant, together with prevailing risk-free interest rates – factors which have a significant effect on the volatility inputs to the option pricing model on which the costs recognized are based. The principal increases in other cost centres were for professional and consulting fees and for office and rent. Professional and consulting fees increased reflecting extensive financing and corporate planning activities. Office and rent increases were commensurate with the increased scope and scale of the Company’s exploration activities. The principal decrease in other cost centres was in travel and public relations costs, and inherently variable category.

Net loss for the fiscal year ended February 28, 2011 was $6,965,552 or $0.06 per share compared with a net loss for the fiscal year ended February 28, 2010 of $7,860,319 or $0.09 per share. The decrease in net loss is attributable principally to the reduction in write-down amount of the oil and gas project recognized from the impairment review, as set out in Note 5 to the accompanying financial statements, to the dramatic reversal of foreign exchange effects from a large loss in fiscal 2010 to a minor gain in fiscal 2010, offset in part by the increase in stock-based compensation expense described in the preceding paragraph. The Company expects to continue to incur substantial net operating losses for the fiscal year ending February 28, 2012.

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

Expenses for the fiscal year ended February 28, 2010 were $4,387,147, down significantly from $6,103,324 for the fiscal year ended February 28, 2009. By far the most significant decrease was in stock-based compensation costs. This cost, during fiscal years when it occurs at all, is highly variable depending on numbers of options granted and market and exercise prices at and preceding the date or dates of grant, together with prevailing risk-free interest rates – factors which have a significant effect on the volatility inputs to the option pricing model on which the costs recognized are based. The principal increases in other cost centres were for salary and benefit costs and for office and rent. Salary and benefit costs increased principally due to the increased scope and scale of the Company’s exploration activities both in Sénégal and in Argentina, and to the grant of a significant bonus to the President awarded in recognition of carrying out the June 2009 financing on favourable terms in uncertain markets. Office and rent increases were commensurate with the increased scope and scale of the Company’s exploration activities. The principal decreases in other cost centres were in professional and consulting fees and in filing and transfer agent fees. Those items decreased principally because the substantial costs of listing the Company’s shares to trade on the Toronto Stock Exchange in December 2008 did not recur in the most recently completed fiscal year.

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

As set out in Note 7 to the consolidated financial statements, during the most recently completed financial year the Company completed two major financings for gross proceeds of $30.3 million. These financing proceeds are an example of the Company’s sole external source of liquidity, namely, equity financings. During the last four financial years, the Company has had the benefit of gross proceeds of capital stock placements issued for cash of $15.7 million in fiscal 2007, $24.6 million in fiscal 2008, $0.7 million in fiscal 2009, $26.9 million in fiscal 2010 and $30.3 million in fiscal 2011. These financings total $82.5 million raised in the past four years, a period which in substantial part was characterized by difficult conditions in the capital markets.

In management's view, given the nature of the Company's activities, which consist of the acquisition and exploration of resource properties, financial information concerning the Company’s current liquidity and capital resources is highly meaningful and material. The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years. The Company's OJVG mineral project is located in Sénégal, and as a result the Company's operations may be subject to additional risks.

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. In the near term, the Company plans to continue its exploration activities on the OJVG gold project. Based on its existing working capital, the Company does not expect to require additional financing for its project during the fiscal year currently under way. The Company has not made use of any financial instruments for hedging purposes in the fiscal year ended February 28, 2011 or to the date of this report. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but plans and intends to incur significant additional exploration expenditures on its OJVG Property during the fiscal year ending February 28, 2012.

Management reviews at each financial statement date the carrying value of the Company’s interest in each resource property and, where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements. Costs relating to properties abandoned are written off when the decision to abandon is made. Pursuant to these periodic impairment reviews, management concluded there had been an impairment of the carrying value of the Santa Rosa oil and gas project during each of the 2010 and 2011 fiscal years, principally attributable to the drilling of an unsuccessful initial test well in July 2009, and accordingly recognized an impairment write-down of $2.9 million in fiscal 2010 and of $1.4 million in fiscal 2011 as set out in Note 5 to the consolidated financial statements.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so. If such funds are not available or cannot be obtained or are insufficient to cover the costs of the Company's exploration and development activities, the Company will be forced to curtail its exploration and development activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present, other than in the case where the owners were to make a production decision on the OJVG gold project. In that case, the associated capital and other start-up costs would be extremely material, and require a high level of confidence in related financing being put in place. Material increases or decreases in the Company's liquidity will be substantially determined by the scope of exploration and, on a production decision being made, of development costs, on the Company’s resource project, and on the state of the capital markets.

February 28, 2011 Compared to February 28, 2010

At February 28, 2011, the Company’s current assets totalled $19,185,613 compared to $13,481,481 at February 28, 2010. The increase is virtually entirely attributable to the changes in the Company’s cash balances as set out in the consolidated statement of cash flows. These in turn consist of net cash inflows of a net $28.6 million raised principally by two financings; net cash outflows for property expenditures and joint venture advances, totalling $21.5 million; and net cash consumed by operating activities of $1.7 million. Over the same periods, current liabilities reduced from $1,700,992 to $1,435,004, largely because of similarly reduced payables from levels of exploration activities at the Company’s OJVG Property. Included in the Company’s current liabilities were payables or accrued liabilities of $59,087 due to related parties as set out in Note 10 to the accompanying financial statements. The Company had working capital of at February 28, 2010 of $17,750,609 compared to $11,780,489 at February 28, 2010. At both February 28, 2011 and February 28, 2010, the Company had no long-term debt.

At February 28, 2011, the Company had total assets of $93,668,189 compared to $68,012,423 at February 28, 2010. The increase arises essentially from the net proceeds of the two significant financings carried out in the fiscal year, reduced by the Company’s net loss, including the write-down of its oil and gas interests.

Share capital as at February 28, 2011 was $111,298,040, up from $82,876,200 as at February 28, 2010, attributable to the financings completed during the period, as set out in Note 7.

The Company's largest cash outflows in the fiscal year ended February 28, 2011 resulted, as is the case every year, from net resource property expenditures; for the year ended February 28, 2011 these were $20,790,259, a significant increase of 38% from the prior year. This increase is entirely attributable to the increased expenditure on the OJVG gold project as set out in Note 5 to the accompanying financial statements. The cash inflows for the year ended February 28, 2011 were characterized by the two large financings set out in Note 7 to the consolidated financial statements that generated net cash proceeds of $28.6 million. During the preceding financial year ended February 28, 2010 comparable financings generated $24.7 million.

February 28, 2010 Compared to February 28, 2009

At February 28, 2010, the Company’s current assets totalled $13,481,481 compared to $6,828,825 at February 28, 2009. The increase is virtually entirely attributable to the changes in the Company’s cash balances as set out in the consolidated statement of cash flows. These in turn consist of net cash inflows of $24.7 million raised by two financings; net cash outflows for property expenditures net of joint venture advances, totalling $14.0 million; and net cash consumed by operating activities of $4.1 million. Over the same periods, current liabilities reduced from $2,332,359 to $1,700,992, largely because of similarly reduced payables from levels of exploration activities at the Company’s OJVG Property. Included in the Company’s current liabilities were payables or accrued liabilities of $307,434 due to related parties as set out in Note 10 to the consolidated financial statements. The Company had working capital of at February 28, 2010 of $11,780,489 compared to $4,496,466 at February 28, 2009. At both February 28, 2010 and February 28, 2009, the Company had no long-term debt.

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

Material Differences between Canadian and U.S. Generally Accepted Accounting Principles

The Company prepares its financial statements in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in conformity with US GAAP. A reconciliation of several accounting measures from the Canadian GAAP basis to that of US GAAP together with a detailed narrative description is provided in Note 17 to the financial statements. The principal significant measurement difference between Canadian GAAP and US GAAP which affects the Company’s financial statements is that under US GAAP, deferred mineral exploration costs on properties at the stage of development as those held by the Company are charged to the statement of operations as incurred, while under Canadian GAAP such costs may be deferred and carried on the balance sheet.

Had the Company presented its financial statements in accordance with US GAAP, its loss for the fiscal year ended February 28, 2011 would have increased by $20,653,446 and its loss for the fiscal year ended February 28, 2010 would have increased by $16,150,912, as set out in the “Loss for the year” table in Note 17.

Outlook

In the near term, the Company plans to continue its exploration activities on its OJVG Property with a view to assisting the owners in reaching a possible production decision. Based on its existing working capital as of the date of this report, and on no production decision being taken this year, the Company will not require additional financing for its currently held property during the fiscal year currently under way. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends to incur significant additional exploration expenditures on its OJVG gold property during the fiscal year ending February 28, 2012. The Company’s resource property is not in production and, therefore, does not produce any income.

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

This Annual Report on Form 20-F contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes’, or variations of such words and phrases or state that certain actions, events or results “may”, “can”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of Oromin Explorations Ltd. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk factors described in Item 3.D of this report on Form 20-F; risks related to the exploration and potential development of the Company’s OJVG mineral project; risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; futures prices of gold and other precious and base metals. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Oromin Explorations Ltd. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company’s mineral property is located in Sénégal and thus may be exposed to various and unpredictable levels of political, economic and other risks and uncertainties. The Company conducts operations through foreign subsidiaries which hold the rights to the mineral and hydrocarbon properties. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, expropriation of property, maintenance of tenure, environmental legislation, land use and land claims. Failure to comply with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Derek Bartlett

Mr. Bartlett is a director of the Company and is the “lead director” of the independent directors. He has worked as a geologist and exploration manager for a number of international mining companies since 1966. Mr. Bartlett is a director of Cadman Resources Inc., Newport Gold Inc., Saville Resources Inc., and Waseco Resources Inc. and is currently the President of Newport Gold Inc. and Cadman Resources Inc. Mr. Bartlett is 72 years old.

Robert Brennan

Mr. Brennan is a director of the Company. He has been an investment advisor with CB Richard Ellis since 1987 and prior thereto was a staff accountant with Peat Marwick Mitchell, a predecessor firm of KPMG. Mr. Brennan is 50 years old.

Ian Brown

Mr. Brown is the Chief Financial Officer of the Company, appointed April 15, 2007. He holds the degree Bachelor of Commerce and is a Chartered Accountant, the Canadian equivalent of a CPA. He has been a financial executive with a wide array of public companies in the mining exploration industry since 1979. Mr. Brown is 63 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company and is married to Mr. Idziszek. She is a financier with a long, successful history of organizing and financing junior resource companies in Canada. In 1980, she founded Corona Explorations which discovered the Hemlo gold deposits in Northern Ontario. Ms. Dragovan is also a director of Madison Minerals Inc. Ms. Dragovan is 61 years old.

Chet Idziszek

Mr. Idziszek is a director and the President and Chief Executive Officer of the Company and is married to Ms. Dragovan. He has worked as a manager and senior geologist for a number of international mining companies since 1971. In 1990, he received the “Mining Man of the Year” award in recognition of his vital role in the discovery and development of the Eskay Creek Deposits in Northwestern British Columbia. He also received the “Prospector of the Year Award" in 1994, again in recognition of the major role he played in the discovery and development of the Eskay Creek Deposits, as well as for his leadership of the Company during its exploration and development of the Petaquilla copper-gold deposits in Panama. Mr. Idziszek is a senior officer and director of Madison Minerals Inc. and Lund Gold Ltd., and a director of Roxgold Inc. Mr. Idziszek is 64 years old.

Kenneth Kuchling

Mr. Kuchling is a Professional Engineer and is Vice President of Engineering for the Company. He holds a Bachelor of Engineering (Mining) degree from McGill University and a Masters of Engineering (Mining) degree from the University of British Columbia. His engineering background consists of 30 years experience with various commodities and in various locations globally. He has been employed both at mining operations and in the consulting industry and has previously been responsible for the management of scoping and feasibility studies. Mr. Kuchling is 53 years old.

David Mallo

Mr. Mallo is Vice-President, Exploration of the Company. He holds the degree Bachelor of Science from Brandon University, has extensive public company experience and has served as a director of several publicly traded junior resource companies. Mr. Mallo is 52 years old.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company. Mr. Sibthorpe holds a B.Sc. in geology and an MBA from the University of Toronto. He worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996. He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant. Mr. Sibthorpe is currently a director of Madison Minerals Inc, Midnight Sun Mining Corp. and TTM Resources Inc, and is currently a director and CEO of Roxgold Inc . Mr. Sibthorpe is 62 years old.

James G. Stewart

Mr. Stewart is a director and the Secretary of the Company. He is a lawyer who has practised law in both private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law. Mr. Stewart is a director and senior officer of Lund Gold Ltd., Madison Minerals Inc. and Salmon River Resources Ltd. He is currently a director of Bayswater Uranium Corporation, Kingsman Resources Inc. and Paget Minerals Corp. Mr. Stewart is 53 years old.

Aziz Sy

Mr. Sy is the Vice President – Sénégal Operations of the Company. He is a geologist engineer who also holds both an M.Sc and an MBA from the Université du Quebec. He is a former Senior Manager for Lonmin Plc responsible for exploration and business development of PGE and gold projects in Gabon and West Africa. He also was formerly Randgold Resources Limited’s Country & Exploration Manager for Sénégal where he played a crucial role in establishing Randgold in Sénégal, building an all- Sénégalese exploration team and a quality portfolio of exploration permits that let to Randgold’s discovery of its Massawa gold deposit. He was also a member of the exploration team involved in Randgold’s discovery of the Morila gold deposit in southern Mali. Mr. Sy is 43 years old.

Douglas Turnbull

Mr. Turnbull is a director of the Company. He is a geologist and is the President of Lakehead Geological Services Inc. which provides geological consulting services for a number of Canadian private and public companies. Mr. Turnbull is a director of Astur Gold Corp. and Grizzly Discoveries Inc. He has been the President of Lakehead since 1992 and is 48 years old.

B.	Compensation

The following table sets out compensation by way of salary or director’s fee, professional and consulting fees, and bonuses paid to the Company’s senior management and to its directors for the last full financial year.

Name	Position	Salary or director’s fee $	Professional and consulting fees $	Bonus $
Derek Bartlett	Lead director	24,000	nil	nil
Robert Brennan	Director	12,000	nil	nil
Ian Brown	Chief financial officer	126,813	nil	35,000
Nell Dragovan	Director	112,846	nil	10,000
Chet Idziszek	President, CEO and Chairman of the Board	191,885	nil	232,025
Ken Kuchling(1)	Vice President of Engineering	nil	62,255	nil
David Mallo	Vice President, Exploration	nil	201,760	20,000
Robert Sibthorpe	Director	12,000	nil	nil
James Stewart	Director and Corporate Secretary	nil	317,700	10,000
Abdoul Aziz Sy	Vice President of Sénégal Operations		167,400	10,000

Name	Position	Salary or director’s fee $	Professional and consulting fees $	Bonus $
Douglas Turnbull	Director	nil	132,080	10,000

Professional and consulting fees are payable to professional service firms owned by the recipients. Bonuses are paid on an annual basis, or, at the discretion of the Board of Directors, more frequently, to employees and to service providers who provide a majority of their services to the Company. With the exception, in the financial year ended February 28, 2011 in the case of Messrs. Idziszek, Mallo and Brown, the bonuses are a flat-rate year-end amount set by the Board of Directors annually reflecting overall achievement of the Company’s objectives. Mr. Mallo’s and Mr. Brown’s bonuses were set at a larger amount by the Board of Directors. Mr. Idziszek’s bonus for the financial year ended February 28, 2011 includes a) a year-end amount of $10,000, and b) the amount of $222,025 awarded by the Board on the recommendation of the Corporate Governance and Compensation Committee in recognition of the CEO’s exemplary performance in closing a financing with gross proceeds of $17,250,000 in August 2010.

The following sets out compensation effected by the grant of stock options for the last full financial year.

Name	Position	Date of option grant	Number of common share options granted	Exercise price $	Expiration date of option
Derek Bartlett	Lead director	March 31, 2010 August 24, 2010	40,000* 325,000	0.65 0.92	March 31, 2015 August 24, 2015
Robert Brennan	Director	March 31, 2010 August 24, 2010	40,000 500,000	0.65 0.92	March 31, 2015 August 24, 2015
Ian Brown	Chief financial officer	March 31, 2010 August 24, 2010	40,000 450,000	0.65 0.92	March 31, 2015 August 24, 2015
Nell Dragovan	Director	March 31, 2010 August 24, 2010	25,000 350,000	0.65 0.92	March 31, 2015 August 24, 2015
Chet Idziszek	President, CEO and Chairman of the Board	March 31, 2010 August 24, 2010	75,000 1,250,000	0.65 0.92	March 31, 2015 August 24, 2015
Ken Kuchling	Vice President of Engineering	N/A	N/A	N/A	N/A
David Mallo	Vice President, Exploration	March 31, 2010 August 24, 2010	40,000 575,000	0.65 0.92	March 31, 2015 August 24, 2015
Robert Sibthorpe	Director	March 31, 2010 August 24, 2010	40,000* 325,000	0.65 0.92	March 31, 2015 August 24, 2015
James Stewart	Director and Corporate Secretary	March 31, 2010 August 24, 2010	50,000 375,000**	0.65 0.92	March 31, 2015 August 24, 2015
Abdoul Aziz Sy	Vice President of Sénégal Operations	March 31, 2010	100,000	0.65	March 31, 2015
Douglas Turnbull	Director	March 31, 2010 August 24, 2010	40,000 350,000	0.65 0.92	March 31, 2015 August 24, 2015

* - During the last financial year, Derek Bartlett exercised these stock options on September 2, 2010 and Robert Sibthorpe exercised these stock options on August 30, 2010. The exercise price was $0.65 per share and the market price at the date of exercise was $1.25 in the case of Mr. Bartlett resulting in a gain at date of exercise of $0.60 per share or $24,000 in the aggregate, and $1.16 in the case of Mr. Sibthorpe resulting in a gain at date of exercise of $0.51 per share or $20,400 in the aggregate.
** - These options were granted in the name of J. G. Stewart Law Corporation Ltd.

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

During the fiscal years ended February 28, 2011 and February 28, 2010, the Company had an average of approximately 250 employees of whom ten worked out of the Company’s head office, ten worked out of the Company’s Dakar office and approximately 230 worked based at the Company’s OJVG exploration camp. Of the average of 250 employees, 20 worked in management and supervisory roles (4 in Canada and 16 in Sénégal), 7 in secretarial roles (3 in Canada and 4 in Sénégal), 5 in accounting roles (2 in Canada and 3 in Sénégal), 5 as support workers (in Sénégal) and the balance worked as mineral explorationists (1 in Canada and the rest in Sénégal). Of those, 6 were employed as geologists and 2 as medical personnel while the approximately 208 others were skilled, semi-skilled or unskilled labourers.

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options to purchase common shares of the Company held by such persons:

	Number of Common	Number of Options	Beneficial	Exercise	Expiry Date
	Shares Held at	Outstanding at	Percentage	Price
Name	September 6, 2011	September 6, 2011	Ownership¹
Derek Bartlett	nil	325,000	0.35%	$0.92	August 24, 2015
		150,000		$1.30	March 3, 2016
Robert Brennan	1,209,523	40,000	1.47%	$0.65	March 31, 2015
		500,000		$0.92	August 24, 2015
		250,000		$1.30	March 3, 2016
Ian D. Brown	nil	40,000	0.55%	$0.65	March 31, 2015
		450,000		$0.92	August 24, 2015
		260,000		$1.30	March 3, 2016
Nell Dragovan	2,156,904	25,000	2.02%	$0.65	March 31, 2015
		350,000		$0.92	August 24, 2015
		225,000		$1.30	March 3, 2016
Chet Idziszek	6,791,137	75,000	6.41%	$0.65	March 31, 2015
		1,250,000		$0.92	August 24, 2015
		700,000		$1.30	March 3, 2016
Ken Kuchling	nil	75,000	0.14%	$0.90	October 7, 2014

	Number of Common	Number of Options	Beneficial	Exercise	Expiry Date
	Shares Held at	Outstanding at	Percentage	Price
Name	September 6, 2011	September 6, 2011	Ownership¹
		115,000		$1.30	March 3, 2016
David Mallo	81,500	40,000	0.76%	$0.65	March 31, 2015
		575,000		$0.92	August 24, 2015
		335,000		$1.30	March 3, 2016
Robert Sibthorpe	nil	325,000	0.38%	$0.92	August 24, 2015
		150,000		$1.30	March 3, 2016
J.G. Stewart	746,377	50,000	1.07%	$0.65	March 31, 2015
		375,000		$0.92	August 24, 2015
		275,000		$1.30	March 3, 2016
Abdoul Aziz Sy	nil	100,000	0.22%	$0.65	March 31, 2015
		200,000		$1.30	March 3, 2016
Douglas Turnbull	52,000	40,000	0.48%	$0.65	March 31, 2015
		350,000		$0.92	August 24, 2015
		210,000		$1.30	March 3, 2016
Total:	11,037,441	7,855,000	13.85%

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of September 6, 2011 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 135,586,829 Common Shares outstanding as of September 6, 2011.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth the share ownership of those persons beneficially owning 5% or more of the Company’s common shares held by such persons:

	Number of Common Shares Held at	Percentage of Common Shares
Name	September 6, 2011	Outstanding at September 6, 2011

Chet Idziszek	6,791,137	5.01%
IAMGOLD Corporation	16,088,636	11.87%
Teranga Gold Corporation	18,699,500	13.79%

Mr. Idziszek's holdings reported on Form 20-F have diminished from 25.2% in 2004 to 15.2% in 2007 and to 6.72% in 2010 as a function of (1) the increase in issued share capital from 25,695,308 in 2004 to 102,948,885 shares as reported in this Item 7.A, and (2) the net effect of acquisitions and dispositions made by Mr. Idziszek over the periods.

IAMGOLD Corporation acquired its shares pursuant to a private placement in the Company which closed June 19, 2009.

Teranga Gold Corporation acquired its shares in December 2010 as a result of a corporate reorganization of Mineral Deposits Limited (“MDL”) in which MDL transferred its shares to Teranga. MDL announced the acquisition of its shares in August 2010 and the Company believes these shares were acquired in an off-market transaction. The current Teranga holding is unchanged from the number of shares announced by MDL in August 2010.

The Company’s major shareholders do not have different voting rights. To the knowledge of the Company, it is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

Based on the records of the Company's registrar and transfer agent, Computershare Investor Services Inc., of 510 Burrard Street, Vancouver, British Columbia, Canada, as at June 6, 2011 there were 135,572,829 common shares of the Company issued and outstanding. At such date there were 161 registered holders of the Company's common shares resident in the United States, holding an aggregate 28,014,576 common shares, including 12,290,827 shares held by Cede & Co. This number represents approximately 20.66% of the total issued and outstanding common shares of the Company as at June 6, 2011. Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at June 6, 2011 there were 1,630 beneficial holders of the Company's common shares resident in the United States, holding an aggregate 25,026,014 common shares. This number represents approximately 18.46% of the total issued and outstanding common shares of the Company as at June 6, 2011, also including the 12,209,827 shares held by Cede & Co. the total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 1,790 holders holding an aggregate 53,040,590 common shares. This number represents approximately 39.12% of the total issued and outstanding common shares of the Company as at June 6, 2011.

B.	Related Party Transactions

There were no material transactions in the fiscal year ended February 28, 2011 or to the date of this report, or proposed material transactions between the Company or any of its subsidiaries and:

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

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended February 28, 2011 that contain an Independent Auditor’s Report dated September 6, 2011, Consolidated Balance Sheets as at February 28, 2011 and February 28, 2010, Consolidated Statements of Operations and Deficit for the Fiscal Years Ended February 28, 2011, February 28, 2010, and February 28, 2009, Consolidated Statements of Deficit and Accumulated Other Comprehensive Income (Loss) for the Fiscal Years Ended February 28, 2011, February 28, 2010 and February 28, 2009, Consolidated Statements of Cash Flows for the Fiscal Years Ended February 28, 2011, February 28, 2010, and February 28, 2009, and Notes to the Consolidated Financial Statements.

B.	Significant Changes

No significant changes have occurred since the date of the annual financial statements included in this Annual Report on Form 20-F other than the matters set out in Note 18, “Subsequent events”, to the accompanying financial statements.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The high and low sale prices for the common shares of the Company on the Toronto Stock Exchange (“TSX”) for each of the most recent six months, each fiscal quarter in each of the last two full years and subsequent period and each of the last five full financial years are as follows:

	High	Low
Fiscal year 2011-2012
August 2011	$1.04	$0.81
July 2011	$1.19	$0.86
June 2011	$1.07	$0.80
May 2011	$1.25	$0.95
April 2011	$1.30	$1.13
March 2011	$1.36	$1.05
First Quarter	$1.36	$0.95
2010	$1.43	$0.58
Fourth Quarter	$0.93	$0.66
Third Quarter	$1.02	$0.79
Second Quarter	$1.43	$0.70
First Quarter	$0.94	$0.58
2009	$3.42	$0.385
Fourth Quarter	$0.90	$0.385
Third Quarter	$1.55	$0.55
Second Quarter	$2.70	$1.46
First Quarter	$3.42	$2.10
2008	$4.15	$2.07
2007	$4.18	$1.30
2006	$2.00	$0.31

The closing price of the Company's common shares on the TSX Exchange on September 6, 2011 was $1.02.

The Company’s common shares were listed on the NASD Over-the-Counter Bulletin Board on October 5, 2006. The high and low sale prices for the common shares of the Company on the Over-the-Counter Bulletin Board for each of the most recent six months and each full financial quarter since the listing date are as follows:

	High	Low
Fiscal year 2011-2012
August 2011	US$1.09	US$0.84
July 2011	US$1.21	US$0.8982
June 2011	US$1.08	US$0.826
May 2011	US$1.3005	US$0.99
April 2011	US$1.35	US$1.189
March 2011	US$1.40	US$1.06
First Quarter	US$1.40	US$0.99
2010	US$1.30	US$0.47

	High	Low
Fourth Quarter	US$0.89	US$0.607
Third Quarter	US$0.97	US$0.7448
Second Quarter	US$1.30	US$0.60
First Quarter	US$0.749	US$0.47
2009	US$3.48	US$0.31
Fourth Quarter	US$0.709	US$0.31
Third Quarter	US$1.50	US$0.40
Second Quarter	US$2.70	US$1.39
First Quarter	US$3.48	US$2.111
2008	US$4.10	US$1.98
Fourth Quarter 2007	US$3.69	US$1.52

The closing price of the Company’s common shares on the Over–the-Counter Bulletin Board on September 6, 2011 was US$1.02.

B.	Plan of Distribution

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

In March 2007, the Government of Sénégal granted a twenty month extension (to December 22, 2008) to the current Mining Convention by requiring the spending of an additional USD$12 million during the extension period –which condition has been met. Thereafter, OJVG Ltd. had ten months (to October 22, 2009) to complete a preliminary feasibility study on the project, at which point the concession could be converted to an exploitation concession. The preliminary feasibility study was completed in August 2009, meeting this condition. Upon conversion of the concession from an exploration to an exploitation concession, OVJG Ltd. must establish an operating company to further develop the OJVG Property and must offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator. On January 26, 2010, OJVG was granted a mining licence for the OJVG Property. The mining licence is for a term of fifteen years and will permit OJVG to begin mining operations in accordance with recommendations of the feasibility study authored by SRK Consulting and Ausenco Limited and completed in July 2010 – subject to the making of a production decision of the owners, a step which has not to date occurred. OJVG is in the process of establishing an operating company to undertake the development of the OJVG

Property as required by the Mining Convention as disclosed above. The operating company will be owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest owned by the Government of Sénégal is fully carried and the Government of Sénégal is also entitled to royalties equal to 3% of net smelter returns.

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

Disposition of Common Shares of the Company

A U.S. Holder will recognize a gain or loss upon the sale of shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the shares of the Company. This gain or loss will be a capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and will be a short-term or long- term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital loss are subject to significant limitations. Corporate capital losses (other than losses of corporations electing under Subchapter S of the Code) are deductible to the extent of capital gains. Non-corporate taxpayers may deduct net capital losses, whether short-term or long-germ, up to U.S. $3,000 a year (U.S. $1,500 in the case of a married individual filing separately). For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

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

Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash and receivables, the contractor deposit, and a portion of its accounts payable and accrued liabilities in United States dollars (USD), Argentinean pesos, Euros or CFA francs – a currency which has a fixed exchange rate with the Euro. At February 28, 2011 the Company’s exposure to exchange rate changes for the peso, Euro or CFA franc was not material; however, its exposure to exchange rate changes for the USD was $22,330 for each one per cent change, and, accordingly, a ten per cent increase or decrease in the exchange rate of the CAD versus the USD would result in an increase or decrease in foreign exchange gain of $223,300. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At February 28, 2011 the Company held cash resources of $18,508,910 and had accounts payable and accrued liabilities of $1,435,004 and was able to meet its obligations as they became due. The Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations as they become due, the Company will depend on management’s ability to raise the funds required through future equity financings. If such funds cannot be raised, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

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

At the end of the period covered by this report, the fiscal year ended February 28, 2011 an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in providing reasonable assurance that material information required to be disclosed in the reports that management files and submits under the Exchange Act, is recorded, processed summarized and reported within the time periods specified in the SEC rules and forms.

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

Management has assessed the effectiveness of the Company’s internal control over financing reporting as at February 28, 2011. In making the assessment, management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting. Based on this assessment, management has concluded that the Company has identified no material weaknesses in internal controls over financial reporting. A material weakness is defined as a significant deficiency, or a combination of significant deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a result, management concluded that the Company’s internal control over financial reporting was effective as at February 28, 2011.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended February 28, 2011. In this report, the Company’s independent registered public accounting firm, Davidson & Company LLP, Chartered Accountants, in Vancouver, BC, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended February 28, 2011. Davidson & Company LLP has audited the Company’s financial statements included in this Annual Report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting. The Auditor’s Attestation Report is included in the Company’s financial statements, attached hereto as Exhibit pages F2 and F3.

There were no changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

During the fiscal years ended February 28, 2011 and 2010, the Company was billed the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Fiscal 2011 Amount Billed	Fiscal 2010 Amount Billed
Audit fees	$130,000	$120,000
Audit-related fees	$30,000	$15,000
Tax fees	$14,700	$7,500
All other fees	nil	nil
Total fees	$174,700	$142,500

Audit-related fees were billed for the auditors’ participation in prospectus-related due diligence.

Tax fees were billed for tax compliance services including tax return preparation.

As required by Rule 2-01(c)(7)(i) of Regulation S-X, before the accountant was engaged by the Company to render audit or non-audit services, the Company’s audit committee approved the engagement.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

The information referred to in this Item is not required for the fiscal year ended February 28, 2011, which is the period covered by this Annual Report on Form 20-F.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no such purchases; accordingly, the information referred to in this Item is not required for the fiscal year ended February 28, 2011, which is the period covered by this Annual Report on Form 20-F.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report. These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to US GAAP (see Note 17 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 13 of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable

ITEM 19.	EXHIBITS

(a)	Financial Statements

Description of Document	Page No.

Cover Sheet	F-1
Independent Auditors’ Report dated September 6, 2011	F-2
Independent Auditors’ Report dated September 6, 2011	F-3
Consolidated Balance Sheets as at February 28, 2011 and February 28, 2010	F-5
Consolidated Statements of Operations and Deficit for the Fiscal Years Ended February 28, 2011, February 28, 2010 and February 28, 2009	F-6
Consolidated Statements of Deficit and Accumulated Other Comprehensive Income (Loss) for the Fiscal Years Ended February 28, 2011, February 28, 2010 and February 28, 2009	F-7
Consolidated Statements of Cash Flows for the Fiscal Years Ended February 28, 2011, February 28, 2010 and February 28, 2009	F-8
Notes to the Consolidated Financial Statements	F-9

(b)	Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.

*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
*4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the OJVG (formerly Sabodala) Property
*4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek
*4.I.	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan
*4.J.	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.K.	Loan Agreement dated April 28, 2005 between the Company and David Scott
*4.L.	Loan Agreement dated August 9, 2005 between the Company and Naples Explorations, LLC
*4.M.	Joint Venture Agreement made as of the 20th day of September 2005 between the Company and Bendon International Ltd.
*4.N.	Letter of Intent dated November 15, 2005 between the Company and Ottoman Energy Limited
*4.O.	Shareholders Agreement dated December 18, 2006 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited
*4.P.	Amendment Agreement to the Shareholders Agreement, dated January 1, 2007 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited.
*4.Q.	Ministry of Energy and Mines, Republic of Sénégal, Transfer and Extension Decree, dated February 7, 2007 for the OJVG (formerly Sabodala) Property
*4.R.	Certificate of Incorporation – Sabodala Holding Limited

*4.S.	Letter Agreement dated March 12, 2007 between the Company and Lund Gold Ltd. on the Carneirinho Property, Brazil

*4.T.	Letter Agreement dated March 11, 2008 between the Company and Chet Idziszek regarding the Santa Rosa Property, Argentina

*4.U.	Final Decree dated April 30, 2008 from the Government of Mendoza on the Santa Rosa Property with the English sworn translation following directly behind

*4.V.	Shareholder Rights Plan dated June 27, 2008

*4.W.	Share Compensation Plan dated July 29, 2008

*4.X.	Stock Option Plan dated July 29, 2008

*4.Y.	Amended Stock Option Plan dated July 14, 2009

*4.Z.	Participation Agreement dated December 23, 2008 between Otto Energy Limited, Oromin Explorations Ltd., Irie Isle Limited, Cynthia Holdings Limited and Exploraciones Oromin, S.A.

*4.AA.	English translation of the Extension to the Mining Convention for the OJVG (formerly Sabodala) Project, dated December 31, 2008

*4.BB	English translation of the Mining License for the OJVG Project dated January 26, 2010	E-457

*	Official French Version, in pdf format only, of the Mining License for the OJVG Project, dated January 26, 2010 is attached as a link in the Exhibit Index

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.1

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.2

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.1

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.2

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 6th day of September, 2011

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Per: (signed) Chet Idziszek
Title: President

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.

*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
*4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the OJVG (formerly Sabodala) Property
*4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek
*4.I.	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan
*4.J.	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.K.	Loan Agreement dated April 28, 2005 between the Company and David Scott
*4.L.	Loan Agreement dated August 9, 2005 between the Company and Naples Explorations, LLC
*4.M.	Joint Venture Agreement made as of the 20th day of September 2005 between the Company and Bendon International Ltd.
*4.N.	Letter of Intent dated November 15, 2005 between the Company and Ottoman Energy Limited
*4.O.	Shareholders Agreement dated December 18, 2006 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited
*4.P.	Amendment Agreement to the Shareholders Agreement, dated January 1, 2007 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited.

*4.Q.	Ministry of Energy and Mines, Republic of Sénégal, Transfer and Extension Decree, dated February 7, 2007 for the OJVG (formerly Sabodala) Property
*4.R.	Certificate of Incorporation – Sabodala Holding Limited

*4.S.	Letter Agreement dated March 12, 2007 between the Company and Lund Gold Ltd. on the Carneirinho Property, Brazil

*4.T.	Letter Agreement dated March 11, 2008 between the Company and Chet Idziszek regarding the Santa Rosa Property, Argentina

*4.U.	Final Decree dated April 30, 2008 from the Government of Mendoza on the Santa Rosa Property with the English sworn translation following directly behind

*4.V.	Shareholder Rights Plan dated June 27, 2008

*4.W.	Share Compensation Plan dated July 29, 2008

*4.X.	Stock Option Plan dated July 29, 2008

*4.Y.	Amended Stock Option Plan dated July 14, 2009

*4.Z.	Participation Agreement dated December 23, 2008 between Otto Energy Limited, Oromin Explorations Ltd., Irie Isle Limited, Cynthia Holdings Limited and Exploraciones Oromin, S.A.

*4.AA.	English translation of the Extension to the Mining Convention for the OJVG (formerly Sabodala) Project, dated December 31, 2008

*4.BB	English translation of the Mining License for the OJVG Project dated January 26, 2010	E-457

*	Official French Version, in pdf format only, of the Mining License for the OJVG Project, dated January 26, 2010 is attached here as a link.

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.1

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.2

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.1

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.2

*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 30614).

Oromin Explorations Ltd.

Consolidated Financial Statements
(Expressed in Canadian Dollars)

February 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Oromin Explorations Ltd.

We have audited Oromin Explorations Ltd.'s (the “Company”) internal control over financial reporting as of February 28, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at February 28, 2011 and 2010 and the related consolidated statements of operations, deficit and accumulated other comprehensive income (loss), and cash flows for the years ended February 28, 2011, 2010 and 2009, and our report dated September 6, 2011 expressed an unqualified opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

September 6, 2011	F-2

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Oromin Explorations Ltd.

We have audited the accompanying consolidated financial statements of Oromin Explorations Ltd. which comprise the consolidated balance sheets as at February 28, 2011 and 2010 and the consolidated statements of operations, deficit and accumulated other comprehensive income (loss) and cash flows for the years ended February 28, 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Oromin Explorations Ltd. as at February 28, 2011 and 2010 and the results of its operations and its cash flows for the years ended February 28, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Oromin Explorations Ltd.’s ability to continue as a going concern.

Other Matters

We have also audited, in accordance with the standards of the Public Accountability Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of February 28, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 6, 2011 expressed an unqualified opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

September 6, 2011

OROMIN EXPLORATIONS LTD.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)
As at

	February 28	February 28
	2011	2010

ASSETS

Current
Cash	$18,508,910	$13,104,968
Receivables	503,784	222,815
Investments (Note 3)	89,843	89,843
Prepaid expenses	83,076	63,855

Total current assets	19,185,613	13,481,481

Resource properties (Note 5)	73,563,978	54,013,565
Advances to joint venture	57,138	36,374
Deposits	720,686	274,007
Equipment and fixtures (Note 4)	114,235	163,971
Performance bond – restricted cash (Note 6)	26,539	43,025

	$93,668,189	$68,012,423

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$1,435,004	$1,700,992

Shareholders' equity
Capital stock (Note 7)
Authorized
An unlimited number of common shares without par value
Issued and outstanding
135,572,829 common shares (2010 – 102,834,885)	111,298,040	82,876,200
Contributed surplus (Note 7)	15,710,104	11,244,638
Accumulated other comprehensive loss	(281,507)	(281,507)
Deficit	(34,493,452)	(27,527,900)

	92,233,185	66,311,431

	$93,668,189	$68,012,423

Nature and continuance of operations (Note 1)

Commitment (Note 15)

Subsequent events (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian Dollars)

	Year Ended	Year Ended	Year Ended
	February 28,	February 28,	February 28,
	2011	2010	2009

EXPENSES
Amortization	$50,535	$50,503	$41,807
Filing and transfer agent fees	69,150	77,841	133,551
Office and rent	352,214	305,807	200,127
Professional and consulting fees	397,424	345,402	440,404
Salaries and benefits	690,397	679,213	310,719
Stock-based compensation (Note 8)	4,302,882	2,600,482	4,655,439
Travel and public relations	272,588	327,899	321,277

	(6,135,190)	(4,387,147)	(6,103,324)

OTHER INCOME (EXPENSE)
Interest income	105,234	6,654	379,733
Foreign exchange gain (loss)	12,112	(914,201)	923,267
Project administration fees	495,647	344,848	667,112
Write-down of oil and gas project (Note 5(b))	(1,443,355)	(2,910,473)	-
Loss on sale of investments	-	-	(440,973)

	(830,362)	(3,473,172)	1,529,139

Loss for the year	(6,965,552)	(7,860,319)	(4,574,185)

Other comprehensive income (loss)
Unrealized gain (loss) on investments	-	17,969	(209,138)
Reversal of unrealized loss on disposal of investments	-	-	440,973

Total comprehensive loss for the year	$(6,965,552)	$(7,842,350)	$(4,342,350)

Basic and diluted loss per common share	$(0.06)	$(0.09)	$(0.07)

Weighted average number of common shares outstanding	117,491,838	88,046,230	65,264,018

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED
OTHER COMPREHENSIVE INCOME (LOSS)
(Expressed in Canadian dollars)

	Year ended	Year ended	Year ended
	February 28,	February 28,	February 28,
	2011	2010	2009
STATEMENT OF DEFICIT

Balance, beginning of year	$(27,527,900)	$(19,667,581)	$(15,093,396)
Loss for the year	(6,965,552)	(7,860,319)	(4,574,185)

Balance, end of year	$(34,493,452)	$(27,527,900)	$(19,667,581)

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Balance, beginning of year	$(281,507)	$(299,476)	$(531,311)
Unrealized gain (loss) on investments	-	17,969	(209,138)
Reversal of unrealized losses on disposal of investments	-	-	440,973

Balance, end of year	$(281,507)	$(281,507)	$(299,476)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year Ended	Year Ended	Year Ended
	February 28,	February 28,	February 28,
	2011	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(6,965,552)	$(7,860,319)	$(4,574,185)
Items not affecting cash:
Amortization	50,535	50,503	41,807
Non-cash portion of foreign exchange (gain) loss	-	38,167	(70,725)
Stock-based compensation	4,302,882	2,600,482	4,655,439
Loss on sale of investments	-	-	440,973
Write-down of oil and gas project	1,443,355	2,910,473	-

Changes in non-cash working capital items:
Decrease (increase) in receivables	(280,969)	(60,521)	42,693
Increase in prepaid expenses	(19,221)	(52,733)	(6,250)
Increase (decrease) in accounts payable and accrued liabilities	(189,935)	(1,715,398)	751,381

Net cash provided by (used in) operating activities	(1,658,905)	(4,089,346)	1,281,133

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	31,118,950	26,901,222	693,098
Share issue costs	(2,540,081)	(2,215,727)	-
Proceeds from restricted cash – performance bond	16,486	14,585	-

Net cash provided by financing activities	28,595,355	24,700,080	693,098

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties, net of recoveries	(20,790,259)	(15,049,075)	(20,225,527)
Deposits	(720,686)	(89,802)	-
Advances from (to) joint venture	(20,764)	1,083,672	(1,120,046)
Purchase of equipment and fixtures	(799)	(1,011)	(218,125)

Net cash used in investing activities	(21,532,508)	(14,056,216)	(21,563,698)

Change in cash	5,403,942	6,554,518	(19,589,467)

Cash, beginning of year	13,104,968	6,550,450	26,139,917

Cash, end of year	$18,508,910	$13,104,968	$6,550,450

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2011

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

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to stock-based compensation, the determination of impairment of assets, asset retirement obligations, estimates of useful lives, and the valuation allowance applied to future income tax assets. Actual results may differ from these estimates.

Investments

The Company’s holdings of marketable securities are classified as available-for-sale, with revaluation gains and losses included in other comprehensive income (loss) until the related assets are removed from the balance sheet.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2011

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
February 28, 2011

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

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At February 28, 2011, February 28, 2010 and February 28, 2009, the total number of potentially dilutive shares excluded from loss per share was 10,687,321 for 2011, 9,907,071 for 2010 and 9,718,000 for 2009.

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
February 28, 2011

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

The Company classifies its cash, restricted cash and contractor deposits as held-for-trading and its investments as available-for-sale. Receivables are classified as loans and receivables, and accounts payable and accrued liabilities are classified as other financial liabilities, all of which are measured at amortized cost.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

Comprehensive income

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. The Company presents such gains and losses in “other comprehensive income” until it is considered appropriate to recognize them in net earnings.

RECENT ACCOUNTING PRONOUNCEMENTS

International Financial Reporting Standards

In February 2008 the Canadian Accounting Standards Board ("AcSB") announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal periods beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing March 1, 2011, and will present its first IFRS-based financial statements for its interim fiscal quarter ending May 31, 2011. These statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform with IFRS of the Company’s balance sheets at both February 28, 2010 and 2011.

3.	INVESTMENTS

At February 28, 2011 investments consisted of 1,197,906 shares of Lund Gold Ltd. (“Lund”) acquired in 2007 at a fair value of $371,352. This value was written down by $83,855 during the year ended February 29, 2008, by a further $215,623 during the year ended February 28, 2009 and written up by $17,969 during the year ended February 28, 2010 to reflect fair values at those dates. The fair value as at February 28, 2010 was the same as at February 28, 2011. These fair value adjustments are charged or credited to comprehensive income (loss). The Lund shares trade on the TSX Venture Exchange and fair values are readily determinable from this active public market. Lund is related to the Company, having a number of directors in common.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2011

4.	EQUIPMENT AND FIXTURES

		2011			2010
		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Leasehold improvements	$197,521	$108,331	$89,190	$197,521	$68,827	$128,694
Office furniture	52,067	28,348	23,719	52,067	17,935	34,132
Computer equipment	3,088	1,762	1,326	2,289	1,144	1,145

	$252,676	$138,441	$114,235	$251,877	$87,906	$163,971

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2011

5.	RESOURCE PROPERTIES

	OJVG,	Santa Rosa,	Total
	Sénégal	Argentina

Balance, February 28, 2009	$36,759,620	$3,532,644	$40,292,264

Acquisition costs	-	10,429	10,429
Camp operation	1,259,293	-	1,259,293
Contractors and geological staff	1,359,980	-	1,359,980
Corporate advisory fees	1,471,098	-	1,471,098
Drilling	5,505,783	282,604	5,788,387
Engineering	3,356,423	-	3,356,423
Exploration office	463,861	30,529	494,390
Land and legal	91,250	49,617	140,867
Presumptive minimum tax	-	26,330	26,330
Sample analysis	1,199,422	-	1,199,422
Social programs	217,372	5,655	223,027
Travel and accommodation	468,752	8,119	476,871
Value added taxes	-	67,579	67,579
Wages and benefits	757,678	-	757,678

	16,150,912	480,862	16,631,774

	52,910,532	4,013,506	56,924,038

Writedown of carrying costs	-	(2,910,473)	(2,910,473)

Balance, February 28, 2010	52,910,532	1,103,033	54,013,565

Camp operation	1,426,360	-	1,426,360
Contractors and geological staff	1,136,691	-	1,136,691
Corporate advisory fees	2,807,405	-	2,807,405
Drilling	8,618,487	-	8,618,487
Engineering	2,801,496	-	2,801,496
Exploration office	436,868	83,825	520,693
Land and legal	128,473	57,947	186,420
Mining concession fee	108,445	-	108,445
Presumptive minimum tax	-	51,807	51,807
Sample analysis	1,650,347	-	1,650,347
Social programs	235,706	-	235,706
Tenure payments	-	136,062	136,062
Travel and accommodation	562,479	10,681	573,160
Wages and benefits	740,689	-	740,689

	20,653,446	340,322	20,993,768

	73,563,978	1,443,355	75,007,333

Writedown of carrying costs	-	(1,443,355)	(1,443,355)

Balance, February 28, 2011	$73,563,978	$-	$73,563,978

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2011

5.	RESOURCE PROPERTIES (cont’d…)

The Company holds its exploration rights to the OJVG and Santa Rosa projects by way of rights granted by the sovereign governments of the jurisdictions in which they are located. The Company has investigated the status of its rights in and to each of its resource properties and, to the best of its knowledge, these rights are in good standing.

The Company’s oil and gas interest in the Santa Rosa property is unproved and as such there is no basis on which to recognize depletion.

a)	OJVG, Sénégal

In October 2004 the Company was awarded an exploration concession in Sénégal known as the Sabodala Project (since renamed the “OJVG Project”), and the Company’s rights were formalized in a Mining Convention with the government of Sénégal dated February 17, 2005 and updated thereafter. The Mining Convention granted the Company the sole right to acquire a 100% interest in this project, subject to a 10% free carried interest, after repayment of capital and accrued interest thereon, held in favour of the government of Sénégal. The OJVG Project was subsequently transferred by the Company to Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company based in Saudi Arabia. The Company provides exploration and management services to OJVG for which it may recover a portion of its administration costs. In order to acquire and maintain in good standing its interest in the OJVG Project, OJVG was obliged to spend at least US$32 million on exploration of the OJVG Project through December 2009 through a series of expenditure milestones, conditions which were met on schedule. Having met these milestone conditions, on January 26, 2010 OJVG was granted a mining licence for the OJVG Project for a term of fifteen years. This licence allows OJVG to carry out mining operations once feasibility is established. Under the Mining Code of Sénégal, the mining licence must be held by a Sénégalese company and accordingly OJVG is in the process of establishing an operating company under the laws of Sénégal. The operating company will be owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest of the Government of Sénégal is fully carried, subject to the capital and accrued interest recoveries set out above, and the government is also entitled to a royalty equal to 3% of net smelter returns. Under the terms of the Mining Convention, OJVG is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.

OJVG was incorporated in August 2006 in anticipation of the completion of an initial expenditure obligation, and in December 2006, SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the OJVG Project. Under the terms of a prior agreement which was superseded by the establishment of OJVG, Bendon provided an initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. Following the completion of the initial US$8 million obligation in October 2006, SHL and Bendon were required to fund and have been funding further exploration and related costs of the OJVG Project equally; Badr has a free carried interest through the commencement of production, subject to repayment of capital and accrued interest thereon.

Pursuant to a series of corporate advisory agreements with Bendon, the Company paid Bendon $1,656,035 (US$1,500,000) during the year ended February 28, 2009, $1,471,098 (US$1,355,000) during the year ended February 28, 2010 and $2,807,405 (US$2,755,000) during the year ended February 28, 2011. Effective November 26, 2010 the Company agreed to the current renewal of the corporate advisory agreement, and committed to make payments totaling US$2,000,000 for the period November 2010 to July 2011, of which US$1,500,000 was paid prior to February 28, 2011 and $720,686 (US$740,000) is classified as a deposit at February 28, 2011. The portion attributable to the months of November 2010 to February 2011 is $757,918 (US$760,000) and is included in the $2,807,405 of corporate advisory fees for the year ended February 28, 2011. The balance of US$500,000 was paid in May 2011.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2011

5.	RESOURCE PROPERTIES (cont’d…)

a)	OJVG, Sénégal (cont’d…)

The Company’s proportionate interest in OJVG is summarized as follows:

	2011	2010	2009

ASSETS
Current
Cash	$2,278,298	$3,101,247	$204,289
Receivables	200,706	56,470	77,727
Prepaid expenses	11,919	5,180	-

	2,490,923	3,162,897	282,016

Resource properties	67,860,222	49,532,599	34,546,075
Contractor deposits	-	274,007	222,372

	$70,351,145	$52,969,503	$35,050,463

LIABILITIES AND EQUITY

Current liabilities	$1,141,039	$1,080,094	$1,974,501

Advances from shareholders	68,511,853	51,314,156	32,863,420

Retained earnings	698,253	575,253	212,542

	$70,351,145	$52,969,503	$35,050,463

Cash flows provided by (used in):
Operating activities	$123,000	$400,878	$136,367
Financing activities	17,197,697	18,450,736	14,102,734
Investing activities	(18,143,646)	(15,954,656)	(15,032,736)

The Company’s share of OJVG’s income for the years ended February 28, 2011, 2010 and 2009 was $123,000, $362,711, and $187,274 respectively.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2011

5.	RESOURCE PROPERTIES (cont’d…)

b)	Santa Rosa, Argentina

The Company, through its subsidiary Exploraciones Oromin, S.A. (“EOSA”), holds a 100% interest in certain oil and gas exploration rights located in the Province of Mendoza, Argentina (the “Santa Rosa Property”). These rights were originally granted by the federal government of Argentina in September 2000, but in January 2007 the federal government agreed to the assumption by the Province of Mendoza of jurisdiction over hydrocarbon resources in the province. On May 2, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which formally granted to EOSA the exploration and exploitation rights over the oil and gas concession comprising the Santa Rosa Property. Pursuant to the decree the Company was committed to incur exploration expenditures of US$600,000 by May 1, 2011, a commitment which was met in the fiscal year ended February 28, 2010.

The Company’s exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered. The Company has no plans to continue any further activities on the Santa Rosa Property and has written down the carrying value to $nil as set out below.

Exploration funding and activities in fiscal 2010 and 2011

In December 2008 the Company entered into a joint venture agreement with Otto Energy Ltd. (“Otto”), a corporation whose shares trade on the Australian Stock Exchange, whereby Otto could acquire a 32.48% joint venture interest in the project by paying $1,615,217 in May 2009. A finder’s fee of 75,000 shares was paid related to this transaction and ascribed the value of $63,750 (Note 7). In July 2009 the joint venture drilled a test well on the project, which did not find hydrocarbons. The joint venture expended a total of $2,939,349 during fiscal 2010 on the Santa Rosa Property, of which the net costs attributed to the Company’s interest were $480,862. In December 2009 Otto withdrew from the joint venture and returned its interest in the project to the Company, relieving Otto from further costs of maintaining the Santa Rosa Property. This re-established the Company’s interest to 100%. At February 28, 2010 the Company determined the fair value of the Santa Rosa Property as $1,103,033 and recognized an impairment charge of $2,910,473 for the year then ended. During the year ended February 28, 2011 the Company expended a further $340,322 on the Santa Rosa Property. At February 28, 2011 the Company determined the fair value of the Santa Rosa Property to be $nil and recognized an impairment charge of $1,443,355 for the year then ended.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2011

6.	PERFORMANCE BOND – RESTRICTED CASH

The Company has a bond lodged at a bank in Argentina with a value of US$27,250 (2010 – US$40,875) maturing on August 3, 2012. The bond bears interest at the six month LIBOR rate payable semi-annually. This bond was established in 2002 to secure the Santa Rosa property bid in Argentina (Note 5(b)) and is subject to annual releases of US$13,625.

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

a)	In June 2009, the Company closed a private placement of 28,571,429 shares at a price of $0.70 per share for proceeds of $18,223,621 (net of share issue costs of $1,776,379).

b)

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

c)

In August 2010 the Company closed an offering by prospectus of 21,562,500 common shares at a price of $0.80 per share for gross proceeds of $17,250,000 subject to share issue costs totaling $1,294,646. In addition, the Company issued 1,293,750 compensation warrants to the underwriters, exercisable at a price of $0.90 for an 18-month term. The estimated fair value of $336,300 has been deducted from share capital and recorded as contributed surplus. This fair value was estimated using the Black-Scholes option pricing model, with the following assumptions: expected life of 18 months, volatility of 73.7 per cent, risk-free equivalent yield of 1.36 per cent and no dividends.

d)

In November 2010 the Company closed an offering by prospectus of 10,000,000 common shares at a price of $1.30 per share for gross proceeds of $13,000,000 subject to share issue costs totaling $1,245,435. In addition, the Company issued 600,000 compensation warrants to the underwriters, exercisable at a price of $1.40 for a two year term. The estimated fair value of $246,071 has been deducted from share capital and recorded as contributed surplus. This fair value was estimated using the Black-Scholes option pricing model, with the following assumptions: expected life of two years, volatility of 106 per cent, risk-free equivalent yield of 1.57 per cent and no dividends.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2011

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

	Number		Contributed
	of Shares	Amount	Surplus
Authorized
An unlimited number of common shares no par value

Issued
Balance as at February 29, 2008	64,972,583	$57,509,011	$4,145,757
For cash on exercise of stock options	1,025,000	554,500	-
For cash on exercise of warrants	70,023	138,598	-
Transfer from contributed surplus on exercise of stock options	-	309,088	(309,088)
Transfer from contributed surplus on exercise of compensation warrants	-	17,002	(17,002)
Stock-based compensation	-	-	4,655,439

Balance as at February 28, 2009	66,067,606	58,528,199	8,475,106
For cash pursuant to private placement	28,571,429	20,000,000	-
For cash pursuant to prospectus offering	8,117,850	6,900,172	-
For cash on exercise of stock options	3,000	1,050	-
For oil and gas property	75,000	63,750	-
Share issue costs:
Cash	-	(2,447,921)	-
Broker compensation warrants	-	(169,763)	169,763
Transfer from contributed surplus on exercise of stock options	-	713	(713)
Stock-based compensation	-	-	2,600,482

Balance as at February 28, 2010	102,834,885	82,876,200	11,244,638
For cash pursuant to prospectus offerings	31,562,500	30,250,000	-
For cash on exercise of stock options	651,000	403,200	-
For cash on exercise of warrants	517,500	465,750	-
For resource property services	6,944	5,555	-
Share issue costs:
Cash	-	(2,540,081)	-
Broker compensation warrants	-	(582,371)	582,371
Transfer from contributed surplus on exercise of stock options	-	285,267	(285,267)
Transfer from contributed surplus on exercise of compensation warrants	-	134,520	(134,520)
Stock-based compensation	-	-	4,302,882

Balance as at February 28, 2011	135,572,829	$111,298,040	$15,710,104

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2011

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

Stock option transactions are summarized as follows:

	2011		2010		2009
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price	of Options	Price

Outstanding,
beginning of year	9,420,000	$1.92	5,578,000	$2.50	3,958,000	$1.50
Granted	8,431,000	0.89	3,945,000	1.12	2,645,000	3.23
Exercised	(651,000)	0.62	(3,000)	0.35	(1,025,000)	0.54
Expired or cancelled	(8,376,000)	2.00	(100,000)	2.60	-

Outstanding, end of year	8,824,000	$0.96	9,420,000	$1.92	5,578,000	$2.50

Exercisable, end of year	8,786,500	$0.96	9,420,000	$1.92	5,578,000	$2.50

During fiscal 2011, the Company granted options to acquire 8,431,000 (2010 – 3,945,000; 2009 – 2,645,000) common shares with a weighted average fair value of $0.51 (2010 - $0.66; 2009 – $1.65) per option, resulting in stock-based compensation being recognized of $4,302,882 (2010 — $2,600,482; 2009 – $4,365,242). An additional $nil (2010 – $nil; 2009 – $290,197) in stock-based compensation was recognized in respect of the vesting of options granted in prior years.

The following assumptions were used for the Black-Scholes valuation of options granted during the years:

	2011	2010	2009
Risk-free interest rate	2.1 – 2.9%	2.4 – 2.5%	2.8 – 3.0%
Expected life	5 years	5 years	2 to 5 years
Annualized volatility	67 – 68%	70 – 71%	54 – 78%
Dividend rate	0%	0%	0%

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2011

8.	STOCK OPTIONS (cont’d....)

As at February 28, 2011, the following stock options were outstanding and exercisable:

Exercise
price	Number of options	Expiry date

$2.91	100,000	May 9, 2012
3.00	150,000	May 14, 2013
1.12	200,000	July 10, 2014
0.90	75,000	October 7, 2014
0.65	728,000	March 31, 2015
0.92	7,571,000	August 24, 2015

	8,824,000

9.	WARRANTS

Share purchase warrant transactions are summarized as follows:

	2011		2010		2009
		Weighted		Weighted		Weighted
	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
	Warrants	Price	Warrants	Price	Warrants	Price
Balance, beginning of year	487,071	$0.85	4,140,000	$3.23	8,724,582	$2.67
Issued	1,893,750	1.06	487,071	0.85	-	-
Exercised	(517,500)	0.90	-	-	(70,023)	1.99
Expired	-	-	(4,140,000)	3.23	(4,514,559)	2.17

Balance, end of year	1,863,321	$1.05	487,071	$0.85	4,140,000	$3.23

As at February 28, 2011, the following share purchase warrants were outstanding and exercisable:

Number	Exercise
of Warrants	Price	Expiry Date

487,071	$0.85	December 2, 2011
776,250	0.90	February 19, 2012
600,000	1.40	November 16, 2012

1,863,321

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2011

10.	RELATED PARTY TRANSACTIONS

The Company incurred costs with directors and companies related by directors in common as follows:

	2011	2010	2009

Professional and consulting fees	$513,780	$396,780	$357,734
Salaries and benefits	629,611	474,440	258,400
Share issue cost	-	232,196	-

Professional and consulting fees and salaries and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Included in accounts payable and accrued liabilities at February 28, 2011 is $59,087 (2010 - $307,434) due to directors and companies with common directors. This amount includes a provision for the income tax cost described below.

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
February 28, 2011

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, receivables, investments, deposits, restricted cash, and accounts payable and accrued liabilities. The balance of restricted cash is not material. Cash is carried at fair value using a level 1 fair value measurement. The carrying values of receivables, deposits, and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity. Investments are recorded at fair value based on quoted market prices at the balance sheet date, which is consistent with level 1 of the fair value hierarchy.

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

Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash, receivables, deposits, and accounts payable and accrued liabilities in United States dollars (USD), Argentinean pesos, Euros or CFA francs – a currency which has a fixed exchange rate with the Euro. At February 28, 2011 the Company’s exposure to exchange rate changes for the peso, Euro or CFA franc was not material; however, its exposure to exchange rate changes for the USD was $22,330 for each one per cent change, and, accordingly, a ten per cent increase or decrease in the exchange rate of the CAD versus the USD would result in an increase or decrease in foreign exchange gain of $223,300. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At February 28, 2011 the Company held cash resources of $18,508,910 and had accounts payable and accrued liabilities of $1,435,004 and was able to meet its obligations as they became due. The Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations as they become due, the Company will depend on management’s ability to raise the funds required through future equity financings. If such funds cannot be raised, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

Equity market risk

The Company is exposed to equity price risk arising from its investments, which are marketable securities classified as available-for-sale. The Company’s maximum exposure to equity price risk is the carrying value of its investments.

Interest rate risk

The Company’s exposure to interest rate risk is not material. The nature of its financial instruments do not lead to any material risk that their fair values or future cash flows will fluctuate because of changes in market interest rates.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2011

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

12.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2011	2010	2009

Loss for the year	$(6,965,552)	$(7,860,319)	$(4,574,185)

Expected income tax recovery	$1,962,664	$2,339,036	$1,387,544
Stock-based compensation and other permanent differences	(1,109,935)	(552,359)	(1,490,272)
Effect of reduction in future income tax rates	(105,905)	(226,596)	(96,574)
Change in valuation allowance	(746,824)	(1,560,081)	199,302

	$-	$-	$-

The significant components of the Company’s future income tax assets are as follows:

	2011	2010

Future income tax assets
Resource properties and equipment	$4,501,296	$3,872,210
Non-capital loss carry-forwards	1,994,210	1,537,503
Share issue costs	946,861	636,954
Other	23,818	24,911

	7,466,185	6,071,578

Less: valuation allowance	(7,466,185)	(6,071,578)

	$-	$-

The Company has non-capital losses of approximately $7,900,000 available for deduction against future years’ taxable income in Canada. These losses, if unutilized, will expire up to 2031. The future tax benefits which may arise as a result of these non-capital losses, resource expenditures and other future tax assets have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2011

13.	SEGMENT INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s equipment and resource properties are located in the following geographic areas:

	2011	2010

Sénégal	$73,563,978	$52,910,532
Argentina	-	1,103,033
Canada	114,235	163,971

	$73,678,213	$54,177,536

14.	CAPITAL MANAGEMENT

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

Effective April 1, 2009 the Company became a joint party to a lease on its office premises in Vancouver, Canada which terminates May 31, 2013. Jointly with a company related by having a number of common directors, the Company is committed to annual lease payments as follows:

2012	$238,901	For the 12 month fiscal year
2013	241,280	For the 12 month fiscal year
2014	60,828	For the three months March 1, 2013 to termination

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
February 28, 2011

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2011		2010	2009

Non-cash operating activities
Accounts payable incurred for resource property expenditures	$1,182,899		$1,258,952	$2,110,789
Performance bond included in receivables	-		(28,957)	(62,042)
Share issue costs included in accounts payable	-		232,194	-
	$1,182,899		$1,462,189	$2,048,747

Non-cash financing activities
Exercise of stock options	$(285,267)	$	(713)	$(309,088)
Contributed surplus allocated to capital stock on exercise of stock options	285,267		713	309,088
Shares issued for resource property	5,555		63,750	-
Share issue costs incurred through accounts payable	-		(232,194)	-
Broker compensation warrants	582,371		169,763	-
Contributed surplus arising from broker compensation warrants	(582,371)		(169,763)	-
Exercise of broker compensation warrants	(134,520)		-	(17,002)
Contributed surplus allocated to capital stock on exercise of broker compensation warrants	134,520		-	17,002
Performance bond	-		28,957	62,042
	$5,555		$(139,487)	$62,042

Non-cash investing activities
Resource property expenditures incurred through accounts payable	$(1,182,899)		$(1,258,952)	$(2,110,789)
Resource property expenditures incurred through share issue	(5,555)		(63,750)	-
Resource property expenditures incurred through deposits	(274,007)		-	-
Deposits transferred to resource properties	274,007		-	-
Resource property expenditures incurred through advances to joint venture	-		-	(667,112)
Advances to joint venture for resource property expenditures	-		-	667,112
Investments received (delivered) on disposition (acquisition) of mineral property	-		-	(81,650)
Proceeds from acquisition (disposition) of mineral property for investments	-		-	81,650
	$(1,188,454)		$(1,322,702)	$(2,110,789)

Interest paid during the year	$-		$-	$-
Income taxes paid during the year	-		-	-

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)
FEBRUARY 28, 2011

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

Balance sheets

	2011			2010
	Balance,		Balance,	Balance,		Balance,
	Canadian		U.S.	Canadian		U.S.
	GAAP	Adjustment	GAAP	GAAP	Adjustment	GAAP

Current assets	$19,185,613	$-	$19,185,613	$13,481,481	$-	$13,481,481
Resource properties (a)	73,563,978	(73,563,978)	-	54,013,565	(52,910,532)	1,103,033
Advances to joint venture	57,138	-	57,138	36,374	-	36,374
Deposits	720,686	-	720,686	274,007	-	274,007
Equipment and fixtures	114,235	-	114,235	163,971	-	163,971
Performance bond	26,539	-	26,539	43,025	-	43,025

	$93,668,189	$(73,563,978)	$20,104,211	$68,012,423	$(52,910,532)	$15,101,891

Current liabilities	$1,435,004	$-	$1,435,004	$1,700,992	$-	$1,700,992
Shareholders’ equity (a)	92,233,185	(73,563,978)	18,669,207	66,311,431	(52,910,532)	13,400,899

	$93,668,189	$(73,563,978)	$20,104,211	$68,012,423	$(52,910,532)	$15,101,891

Loss for the year

	2011	2010	2009

Loss for the year - Canadian GAAP	$(6,965,552)	$(7,860,319)	$(4,574,185)
Exploration expenditures expensed under U.S. GAAP (a)	(20,653,446)	(16,150,912)	(16,835,443)

Loss for the year - U.S. GAAP	(27,618,998)	(24,011,231)	(21,409,628)
Holding gains (losses) on investments	-	17,969	(209,138)
Reversal of unrealized loss	-	-	440,973

Comprehensive loss - U.S. GAAP	$(27,618,998)	$(23,993,262)	$(21,177,793)

Basic and diluted loss per share - U.S. GAAP	$(0.24)	$(0.27)	$(0.33)

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
FEBRUARY 28, 2011

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont’d ...)

Cash flows

	2011	2010	2009

Cash flows from operating activities
Per Canadian GAAP	$(1,658,905)	$(4,089,346)	$1,281,133
Expenditures on resource properties	(20,480,601)	(14,568,213)	(18,016,212)

Per U.S. GAAP	$(22,139,506)	$(18,657,559)	$(16,735,079)

Cash flows from investing activities
Per Canadian GAAP	$(21,532,508)	$(14,056,216)	$(21,563,698)
Expenditures on resource properties	20,480,601	14,568,213	18,016,212

Per U.S. GAAP	$(1,051,907)	$511,997	$(3,547,486)

a)	Resource properties

Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, the Company capitalizes acquisition costs and expenses as incurred exploration costs relating to mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values.

The Company considers mineral rights to be tangible assets and accordingly, the Company capitalizes costs related to the acquisition of mineral rights.

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties, and accordingly, there are no significant measurement differences with U.S. GAAP.

b)	Adoption of new accounting policies

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures about Fair Value Measurements, amending ASC 820. ASU 2010-06 requires entities to provide new disclosures and clarify existing disclosures relating to fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company adopted ASU 2010-06 March 1, 2010. The adoption of ASU 2010-06 did not have a material effect on the Company’s results of operations, financial position, or cash flows.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
FEBRUARY 28, 2011

18.	SUBSEQUENT EVENTS

On March 3, 2011 the Company granted incentive stock options for the acquisition of a total of up to 4,649,000 common shares exercisable for a five year term expiring March 3, 2016 at the exercise price of $1.30 per share. These options vested at the date of grant.

On May 3, 2011 the Company paid to Bendon US$500,000 being the final instalment due under the November 2010 corporate advisory fee agreement set out in Note 5(a).

On June 1, 2011 the Company entered into a new corporate advisory agreement with Bendon which provides for the payment of USD $1,000,000 for the 12 month period ending June 1, 2012 with two payments of USD $500,000 each, to be paid in June (paid) and September 2011.

On July 20, 2011 the CEO was awarded a cash bonus of $310,835 by the Company's Board of Directors in recognition of successful financing efforts in calendar 2010.