Form 20-F
period 2012-02-29
OROMIN EXPLORATIONS LTD
filed 2012-07-16
CIK 1109141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 29, 2012

or

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number: 0-30614

or

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______

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

Page 1 of 60 Pages
The Exhibit Index is located on Page 58

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

136,563,218

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

Yes [ X ] No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ X ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards by the International Accounting Standards Board [ X ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [   ] Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ] No [ X ]

The information set forth in this Annual Report on Form 20-F is as at February 29, 2012 unless an earlier or later date is indicated.

SECURITIES AND EXCHANGE COMMISSION
FORM 20-F

TABLE OF CONTENTS
		Page No.

GLOSSARY AND DEFINED TERMS		7

PART I		9

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	9

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	9

ITEM 3.	KEY INFORMATION	9

A.	Selected Financial Data	9
B.	Capitalization and Indebtedness	10
C.	Reasons For The Offer and Use of Proceeds	10
D.	Risk Factors	10
	THE MARKET VALUE OF OUR SHARES IN THE PUBLIC MARKETS ON WHICH THEY TRADE IS SUBJECT TO HIGH VOLATILITY AND TO UNPREDICTABLE CHANGES IN THE EVALUATIONS, PERCEPTIONS AND SENTIMENTS OF BUYERS AND SELLERS IN THOSE MARKETS	10
	OUR INTERNATIONAL OPERATIONS INVOLVE SIGNIFICANT RISKS NOT ASSOCIATED WITH OPERATIONS IN CANADA OR THE UNITED STATES	11
	OUR PROJECTS DO NOT PRODUCE ANY REVENUES OR CASH FLOWS, AND WE ARE DEPENDENT ON OUR ABILITY TO ACCESS THE CAPITAL MARKETS AND ISSUE ADDITIONAL EQUITY CAPITAL TO RAISE THE FUNDS NECESSARY TO CONTINUE OUR EXPLORATION. OUR ABILITY TO ACCESS THE CAPITAL MARKETS CANNOT BE ASSURED, AND IF WE ARE ABLE TO ACCESS THEM, EXISTING INVESTORS WILL HAVE THEIR OWNERSHIP INTERESTS DILUTED UPON THE ISSUE OF ADDITIONAL EQUITY	11
	OUR EXPLORATION EFFORTS ARE DIRECTED TO THE COMMODITY GOLD, AND THE MARKET PRICE FOR THIS IS SUBJECT TO HIGH VOLATILITY	11
	THE PRICES OF MANY SIGNIFICANT INPUTS TO OUR COSTS OF EXPLORING ARE SUBJECT TO HIGH VOLATILITY AND COULD RENDER OUR COSTS OF CONTINUING TO EXPLORE HIGHER THAN ANTICIPATED, PLANNED OR BUDGETED	11
	WE ARE HIGHLY DEPENDENT ON THE INDIVIDUAL SKILLS AND EXPERIENCE OF OUR CHIEF EXECUTIVE OFFICER AND OUR VICE-PRESIDENT OF MINERAL EXPLORATION	11
	WE HAVE A LONG HISTORY OF INCURRING NET LOSSES AND GENERATING NO OPERATING REVENUE	12
	WE HAVE LIMITED EXPERIENCE IN PLACING RESOURCE PROPERTIES INTO PRODUCTION	12
	WE ARE SUBJECT TO SECURITIES REGULATORY RULES IN THE UNITED STATES WHICH MAY HAVE THE EFFECT OF REDUCING TRADING ACTIVITY, AND THEREFOR MAY REDUCE LIQUIDITY IN THE MARKET FOR OUR SHARES IN THE

	UNITED STATES	12
	OUR BUSINESS INVOLVES NUMEROUS OPERATING HAZARDS, AND WE ARE NOT FULLY INSURED AGAINST ALL OPERATING HAZARDS	12
	OUR COMPETITORS IN THE MINERAL AND OIL AND GAS EXPLORATION INDUSTRIES INCLUDE NUMEROUS LARGER COMPANIES MOST OF WHICH HAVE BETTER ACCESS TO THE EXPERTISE AND FINANCING NECESSARY TO CARRY OUT ACTIVITIES	12
	WE ARE EXPLORING IN THE REPUBLIC OF SÉNÉGAL WHICH POSSESSES COMPLEX REGULATORY REGIMES WHICH MAY IMPOSE UNFAMILIAR AND CHALLENGING CONDITIONS AFFECTING OUR OPERATIONS	13
	OUR ACTIVITIES IN MINERAL EXPLORATION SUBJECT US TO A WIDE ARRAY OF ENVIRONMENTAL AND RELATED REGULATIONS WHICH CAN BE COSTLY AND TIME-CONSUMING TO COMPLY WITH	13
	WE DO NOT PLAN TO BE A DIVIDEND-PAYING COMPANY IN THE FORESEEABLE FUTURE	14
	THE TRADING PRICE OF OUR SHARES HAS BEEN AND IS LIKELY TO CONTINUE TO BE SUBJECT TO WIDE FLUCTUATIONS	14
	ALMOST ALL OF OUR DIRECTORS AND OFFICERS RESIDE OUTSIDE THE UNITED STATES WHICH COMPROMISES THE ENFORCEABILITY OF CIVIL LIABILITIES AND JUDGEMENTS	14
	UNITED STATES INVESTORS FACE THE RISK THE COMPANY COULD BE CLASSIFIED AS A PASSIVE FOREIGN INVESTMENT COMPANY FOR UNITED STATES TAX PURPOSES, WITH POSSIBLE ADVERSE TAX AND LIQUIDITY CONSEQUENCES	14

ITEM 4.	INFORMATION ON THE COMPANY	15
A.	History and Development of the Company	15
	OJVG Gold Property, Sénégal	15
	Santa Rosa Property, Argentina	16
B.	Business Overview	16
C.	Organizational Structure	17
D.	Property, Plants and Equipment	18
	OJVG Gold Property, Sénégal	18
	Technical Summary	18
	Geology and Mineralization	19
	EXPLORATION	21
	Calendar Year 2011 - Fiscal Year Ended February 29, 2012	21
	Calendar Year 2010 - Fiscal Year Ended February 28, 2011	21
	Calendar Year Currently in Progress	22
	MINERAL RESERVE ESTIMATE	22
	Heap Leach Desktop Study	23
	Doing Business in Sénégal	23

ITEM 4A.	UNRESOLVED STAFF COMMENTS	24

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	24
A.	Operating Results	24
	Fiscal Year Ended February 29, 2012 Compared to Fiscal Year Ended February 28, 2011	25
B.	Liquidity and Capital Resources	25
	February 29, 2012 Compared to February 28, 2011	26
	February 28, 2011 Compared to March 1 , 2010	27

	Outlook	27
C.	Research and Development, Patents and Licenses, etc.	27
D.	Trend Information	27
E.	Off-Balance Sheet Arrangements	27
F.	Tabular Disclosure of Contractual Obligations	28
G.	Safe Harbour	28

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	28
A.	Directors and Senior Management	28
B.	Compensation	30
	Termination and Change of Control Benefits	31
	Description of Retention Agreements	32
C.	Board Practices	34
D.	Employees	34
E.	Share Ownership	35

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	35
A.	Major Shareholders	35
B.	Related Party Transactions	36
C.	Interests of Experts and Counsel	36

ITEM 8.	FINANCIAL INFORMATION	37
A.	Consolidated Statements and Other Financial Information	37
B.	Significant Changes	37

ITEM 9.	THE OFFER AND LISTING	37
A.	Offer and Listing Details	37
B.	Plan of Distribution	38
C.	Markets	38
D.	Selling Stockholders	39
E.	Dilution	39
F.	Expenses of the Issue	39

ITEM 10.	ADDITIONAL INFORMATION	39
A.	Share Capital	39
B.	Memorandum and Articles of Association	39
C.	Material Contracts	40
D.	Exchange Controls	41
E.	Taxation	43
	Material Canadian Federal Income Tax Consequences	43
	Dividends	43
	Capital Gains	43
	Material United States Federal Income Tax Consequences	44
	U.S. Holders	45
	Distributions on Common Shares of the Company	45
	Foreign Tax Credit	45
	Information Reporting and Backup Withholding	46
	Disposition of Common Shares of the Company	46
	Currency Exchange Gains or Losses	46
	Other Considerations	47
	Foreign Personal Holding Company	47
	Foreign Investment Company	47

	Passive Foreign Investment Company	47
	Controlled Foreign Corporation	48
F.	Dividends and Paying Agents	49
G.	Statements by Experts	49
H.	Documents on Display	49
I.	Subsidiary Information	49

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	49

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	50

PART II		50

ITEM 13.	DEFAULTS, DIVIDEND ARREARS AND DELINQUENCIES	50

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	50

ITEM 15.	CONTROLS AND PROCEDURES	50
	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES	51
	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	51

ITEM 16	[RESERVED]	52

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	52

ITEM 16B.	CODE OF ETHICS	52

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	52

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	53

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	53

PART III		53

ITEM 17.	FINANCIAL STATEMENTS	53

ITEM 18.	FINANCIAL STATEMENTS	53

ITEM 19.	EXHIBITS	53

SIGNATURES		57

EXHIBIT INDEX		58

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms used in this 20-F document.

Birimian	A term used to describe the age of rocks formed 2.2 to 2.1 Ga that are considered highly prospective rocks for gold and diamond exploration in West Africa

CIL
Carbon In Leach (CIL) is a processing method for extracting and recovery of gold from crushed ore. The process involves creating a slurry of finely crushed ore and a cyanide bearing solution in large tanks. Gold is dissolved in the cyanide solution creating a pregnant solution. Activated carbon is introduced into the leaching circuit where it absorbs the gold from the pregnant solution. The gold bearing activated carbon or “loaded” carbon is then sent through a carbon strip circuit where gold is separated from the loaded carbon, recovered and subsequently refined.

Craton	A relatively immobile part of the earth, generally of large size

Dyke	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks.

Eburnean	A term used to describe an orogenic event 2.0-2.1 Ga

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

Sericite	A fine grained, white potassium mica created by the alteration of pre-existing mineral by metamorphism

Shear zone	Narrow, sub parallel-sided zones of rock that have been crushed and brecciated as a result of shear strain.

Silicified	A term used to describe a rock that has been altered due to the introduction of or replacement by silica.

Supracrustal	Term used to describe younger rocks which overlie older basement rocks.

Syn-tectonic	A point or reference of time during a tectonic event.

Tectonic	A term used to describe the physical forces or events that move and deform the earth's crust. Volcanic eruptions, folding and faulting are examples of tectonic events.

Tuffs	Igneous, volcanoclastic rocks formed by the accumulation of volcanic ash and crystals that have been extruded from a volcanic vent and subsequently buried and lithified.

Ultramafic	Refers to igneous rocks composed almost entirely of dark, ferromagnesian minerals.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

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

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared, in respect of the years ended February 29, 2012 and February 28, 2011, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”). The Company’s financial statements have been prepared in accordance with IFRS-IASB for the first time for the fiscal year ended February 29, 2012, together with comparative financial statements for the prior fiscal year also in accordance with IFRS-IASB. Pursuant to SEC Release 33-8567 this information is presented solely for these two years, and information based on US GAAP is not provided. The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”. Results for the period ended February 29, 2012 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH IFRS-IASB

		Year Ended February 28 or 29
		2012	2011
(a)	Total revenue	$0	$0
(b)	Earnings (loss) from continuing operations (1)
	Total	($8,207,833)	($9,783,496)
	Per Share (1)	($0.06)	($0.08)
(c)	Total assets	$80,967,002	$85,178,886
(d)	Total long-term debt	$0	$0
(e)	Capital stock	$112,455,628	$111,298,040
(f)	Total shareholders’ equity
		$80,680,746	$84,827,782
(g)	Cash dividends declared per share
		n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($8,207,833)	($9,783,496)
	Per Share (1)	($0.06)	($0.08)
	Number of shares	135,716,443	117,491,838

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On July 11, 2012 the exchange rate, based on the noon buying rate published by The Bank of Canada for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $0.9809.

The following table sets out the high and low exchange rates for each of the last six months.

	2012
	June	May	April	March	February	January
High for period	0.9825	1.0164	1.0197	1.0153	1.0136	1.0014
Low for period	0.9599	0.9663	0.9961	0.9985	0.9984	0.9735

The following table sets out the average Noon Rate of Exchange rates for the five most recent financial years as provided by the Bank of Canada.

Year Ended February 28 or 29
	2012	2011	2010	2009	2008
Average for the period	1.0091	0.9806	0.9036	0.9050	0.9560

B.	Capitalization and Indebtedness

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

WE HAVE A LONG HISTORY OF INCURRING NET LOSSES AND GENERATING NO OPERATING REVENUE

The Company has incurred net losses to date. Its deficit as of February 29, 2012 was $50,117,227. The Company has not yet had any revenue from the exploration activities on its property, nor has the Company yet made a production decision to proceed with development activity on its property. Even if the Company does undertake development activity on certain of its properties, the Company expects to continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

WE ARE EXPLORING IN THE REPUBLIC OF SÉNÉGAL, A COUNTRY WITH A COMPLEX REGULATORY REGIME WHICH MAY IMPOSE UNFAMILIAR AND CHALLENGING CONDITIONS AFFECTING OUR OPERATIONS

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

THE TRADING PRICE OF OUR SHARES HAS BEEN AND IS LIKELY TO CONTINUE TO BE SUBJECT TO WIDE FLUCTUATIONS

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price on the TSX Venture Exchange or the Toronto Stock Exchange of the Company's common stock fluctuated from a high of $1.49 to a low of $0.47 in the period beginning March 1, 2010 and ending on the date of this Annual Report. There can be no assurance that these price fluctuations and volatility will not continue to occur.

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

The Company has one subsidiary. Sabodala Holding Limited (“SHL”) is incorporated in the British Virgin Islands and is wholly owned by the Company.

The head office and principal office address of the Company is Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, Canada. Its telephone number is 604-331-8772.

OJVG Gold Property, Sénégal

The Company holds via its ownership of SHL an interest in the OJVG Property (“OJVG Gold Property” or “OJVG Project” or “OJVG Gold Project” or “OJVG Golouma Project”), as more fully described under “Item 4 -Information on the Company - D. Property, Plants and Equipment” below. The Direction de Mines of Sénégal awarded the exploration concession to the Company on behalf of the Oromin Joint Venture Group through an international selection process concluded in October 2004. The Oromin Joint Venture Group (“OJVG”) was a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement. In order to acquire its interest in the OJVG Property, the OJVG was required to spend at least USD$8 million on exploration of the OJVG Property by April 17, 2007, and this condition was fulfilled in October 2006. Under the terms of the OJVG agreement, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. Badr was to hold a free carried interest until the initial USD$8 million commitment was completed, at which time the three parties would bear all future costs associated with the exploration and development of the OJVG Project on a pro rata basis, or be subject to dilution.

By an agreement dated December 18, 2006, as amended, between Oromin Joint Venture Group Ltd. (“OJVG Ltd.”), SHL, Bendon and Badr, the OJVG was converted into a corporate form. SHL and Bendon each own a 43.5% interest and Badr owns a 13% interest in OJVG Ltd. SHL and Bendon have agreed to each fund 50% of the costs of exploration and development of the OJVG Property, with Badr’s interest being fully carried for as long as it owns an interest in OJVG Ltd. The exploration concession comprising the OJVG Property has been assigned to OJVG Ltd. SHL is the operator of OJVG Ltd. to which it provides exploration and management services. In March 2007, the Government of Sénégal granted a twenty month extension (to December 22, 2008) to the Mining Convention conditional on the joint venture spending an additional USD$12 million during the extension period. This expenditure requirement was met and in December 2008, OJVG Ltd. was granted a further twelve month extension, expiring on December 22, 2009.

In August 2009 the Company completed an initial preliminary Feasibility Study for its OJVG Project. This study was prepared by SRK Consulting (Canada) Inc. utilizing available exploration drilling data up to May 2009. The result of this initial study produced a negative net present value (NPV) and as such no mineral reserves could be quantified for the OJVG Property. To seek to improve the project economics, SRK recommended that OJVG (1) focus its exploration activities on identifying high-grade targets that might help in improved cash flows in the early years of the project as the property still has several interesting gold anomalies that, if exploration is successful, could add value to the project; (2) optimize the preliminary Feasibility Study to allow for the known opportunities to be investigated and new opportunities to be sought; and (3) continue drilling on the property and revise the preliminary Feasibility Study based on new information at a cost of approximately $15M.

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

OJVG received the final approval from the Government of Sénégal for its Environmental and Social Impact Assessment (“ESIA”) on May 24th, 2012. This process started with the first technical review committee meeting held in March 2011and culminated with blanket approval from all local stakeholders during the public audience held on-site in March 2012. OJVG submitted the final ESIA to government in November 2011 and it passed all three levels of review after minor amendments were incorporated.

Santa Rosa Property, Argentina

Up until November 30, 2011 the Company held an interest in an oil and gas concession in the Republic of Argentina known as the Santa Rosa Property. As set out in Note 7 to the accompanying financial statements, effective December 1, 2011 the Company disposed of this interest for nominal proceeds. An unsuccessful test well was drilled on the property in July 2009. Also as set out in Note 7, the Company wrote off $1,443,355 of costs carried in respect of this property during the year ended February 28, 2011 and a further $83,112 during the year ended February 29, 2012 in respect of the nine months during that fiscal year the property was held.

B.	Business Overview

The Company has historically been involved in the exploration of mineral properties in various parts of the world. During the last three financial years the Company’s principal activity has been financing and carrying out exploration on the OJVG Property in Sénégal. In July 2009 the Company also drilled an unsuccessful test well on the Santa Rosa Property as set out above.

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

In March 2001, the Company acquired a 100% interest in the oil and gas exploration rights for the Santa Rosa Property in central Argentina. For a number of reasons, including the transfer of jurisdiction over oil and gas development from the federal government of Argentina to the provincial government of Mendoza, no meaningful exploration activities occurred until after April 2008 when the Province of Mendoza issued a decree recognizing the Company’s tenure rights. Pursuant to an agreement dated December 23, 2008, with Otto Energy Ltd. (“Otto”) the Company agreed to sell to Otto an effective 32.48% interest in its Santa Rosa Property by Otto funding exploration expenditures of USD$1,400,000. This transaction closed May 4, 2009. During the financial year ended February 28, 2010, in July 2009 the Company, as operator of the Santa Rosa property, drilled a wildcat test well at the first selected location on the concession but did not encounter any hydrocarbons. Thereafter, the Company reacquired from Otto, at nominal cost, Otto’s 32.48% interest in Cynthia. The Company subsequently sought third party participation in the concession, did not succeed in attracting any such, wrote off all its historical carrying costs in the project, and as set out in Note 7 to the accompanying financial statements sold its interest effective December 1, 2011 for nominal proceeds.

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

The sole property of the Company is the OJVG Gold Project in the Republic of Sénégal. This project is currently in the exploration stage. However, it is the subject of a full Feasibility Study dated June 2010 and would graduate to the status of a development-stage project upon the making of a production decision by the owners. This step has not yet occurred. The Company has not had any revenue from any resource products in the last three fiscal years.

To view an OJVG Gold Project Location Map, please click on the link here:

OJVG Gold Property, Sénégal

The following technical information has been compiled and reviewed by Douglas Turnbull, P.Geo. Except as noted below, the following are the Company’s consulting firms and the associated geologists and qualified persons responsible for the preparation of the technical information concerning the OJVG Property (“OJVG Project” or “OJVG Gold Project” or “OJVG Golouma Project”) in this document. Mr. Turnbull is a director of the Company and is regarded by the Company as not independent. The persons listed below are independent.

  SRK Consulting (Canada) Inc. under the direction of Gordon Doerksen, P.Eng. (overall project management, underground mining and reserve estimation, economic analysis, environmental review), Dr. Wayne Barnett, P. Nat. Sci., Nat. Sci. (mineral resource estimation, QA/QC, geology), David Rowe, CPG (mineral resource estimation), Fred Brown, CPG (mineral resource estimation), Marek Nowak, P. Eng. (geostatistics), and Dino Pilotto, P.Eng. (open pit mine engineering, open pit mineral reserve estimate)

  Ausenco Solutions Canada Inc. under the direction of Clint Donkin, AusIMM (metallurgy, mineral processing and infrastructure) and David Brimage, AusIMM (metallurgy, mineral processing and infrastructure)

  DRA Americas Inc., the DRA mineral resource estimate update was prepared by Dexter Ferreira, P. Nat. Sci.

Unless otherwise indicated, much of the following summary has been extracted or based on the Revised OJVG Golouma Project Updated Mineral Resources Technical Report (December 9, 2011) completed by SRK Consulting (Canada) Inc. (“SRK”) and the OJVG Golouma Project Heap Leach Preliminary Assessment (“PEA”) Technical Report (June 18, 2011) completed by Ausenco Solutions Canada Ltd. (“Ausenco”). References are also made to the June, 2010 OJVG Sabodala Project Feasibility Study Technical Report (“2010 Feasibility Study”) completed by SRK and Ausenco. All of these documents provide a comprehensive overview of the OJVG Gold Project as well as the parameters and engineering studies that were used to define the historic reserves and an overall mine plan for the proposed development of five of the OJVG deposits. The 2010 Feasibility Study and associated reserves are deemed to be historic and out of date as they have been superseded by the updated mineral resource estimate completed by SRK in 2011. Readers are advised that the all of the company’s technical reports have been filed and posted on SEDAR under the filing classification “Technical Report – NI 43-101”.

Technical Summary

OJVG holds a 15 year renewable mining license (“OJVG Gold Project”), covering approximately 212.6 km2 of land in the Tambacounda region of south-eastern Sénégal. Gold exploration on the property has been conducted by Oromin Explorations Ltd. (“Oromin”) on behalf of OJVG or a predecessor unincorporated joint venture (both of which are hereafter referred to as “OJVG”) since 2005. Oromin’s exploration work has progressed from property-wide soil geochemical sampling and geophysical surveys to more focussed trenching, reverse-circulation (“RC”) drilling and diamond drilling. Oromin has been successful in identifying numerous exploration targets and nine gold deposits: Masato, Golouma West, Golouma South, Kerekounda, Kourouloulou, Niakafiri Southeast, Niakafiri Southwest, Maki

Medina and Kobokoto. All of these deposits have been drilled to a level that supports classification of mineral resources. Five of the deposits (Masato, Golouma West, Golouma South, Kerekounda and Kourouloulou) have mineral reserves defined in the 2010 Feasibility Study.

OJVG’s Gold Project lies in a sparsely populated area of Sénégal approximately 650 km ESE of Dakar, a 12-hour journey by road. The property is 185 km ESE of Tambacounda and 65 km north of the district town of Kédougou. The border with Mali lies about 40 km to the east.

There is a paved airstrip that supports twin engine charter flights from Dakar. OJVG has access to the use of the airstrip. Road access to the property is via a paved road to Tambacounda and Kédougou and a combination of paved and dirt roads thereafter. Roads on the property have soil bases and can degrade substantially during heavy rains.

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

On January 26, 2010, OJVG was granted a mining licence for the OJVG Gold Project. The mining licence is for a term of fifteen years, renewable, and will permit OJVG to begin mining operations in accordance with recommendations of this Feasibility Study. OJVG is in the process of establishing an operating company to undertake the development of the Project.

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

The mineral deposits within the OJVG Gold Project (Golouma West, Golouma South, Kerekounda, Kourouloulou, Masato, Niakafiri Southeast, Niakafiri Southwest, Maki Medina and Kobokoto) and various gold prospects and targets fall within the broad classification of orogenic gold. The principal mineralized zones within the deposits are hosted by high strain areas within the prevailing shear zones. Gold mineralization is associated with zones of metavolcanics affected by intense Fe-carbonate-sericite±quartz±feldspar ±pyrite alteration, the intensity of which broadly correlates to the intensity of the deformation fabric and the presence of thicker quartz-carbonate veins. At Masato, fuchsite (Cr-mica) is also present, owing to the presence of ultramafic rocks. Multiple parallel zones comprise each deposit, with individual zones of anomalous gold values typically ranging from 2 to15 m in true thickness.

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

The Golouma West deposit consists of two broadly E-W trending zones, which together have a total strike length of approximately 800 m and drilled-off to a depth of about 500 m, and one N-NE trending zone with a strike of over 250 m. A total of six steeply south-dipping shear zone-hosted sheet-like bodies of mineralization have been defined in the EW zones.

The Golouma South deposit occupies a NNE-oriented, moderately to steeply west-dipping ductile shear zone. Mineralization has been defined for a strike length of approximately 640 m and down to about 280 m below surface currently. It has been modelled within five shear zone-hosted sheet-like bodies of mineralization.

Recently the Company has commenced regarding the Golouma West and Golouma South deposits as a single deposit and from time to time refers to this single deposit as the Golouma deposit.

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

EXPLORATION

Calendar Year 2011 – Fiscal Year Ended February 29, 2012

The Company’s 2011 exploration program on the OJVG Gold Project, budgeted at USD$27,000,000 consisted largely of core and RC drilling. Drilling during the first half of 2011 focussed on extending the known limits of mineralization, particularly at depth at Golouma West, Golouma South and Kerekounda. In June of 2011, the company announced its Q3 and Q4 exploration budget and program consisting of approximately 13,000 metres of new core drilling in approximately 60 holes. Much of the drilling carried out in the second half of 2011 was directed at initial and follow-up drilling of new gold targets and recent discoveries. By the end of 2011 OJVG had completed 37,862 metres of core drilling in 149 drill holes and 16,131 metres of RC drilling in 109 holes. No drilling was carried out during January and February 2012. The 2011 drill campaign successfully expanded the known limits of mineralization, particularly at depth at Golouma West, Golouma South and Kerekounda while making new discoveries at Mamasato, Kotouniokolla, Kinemba, Saboraya, Sekoto and Kourouloulou South.

Based on the recommendation of the Ausenco heap leach desk-top study in the fall of 2010, the Company contracted Ausenco to conduct a Preliminary Economic Assessment (“PEA”) of the heap leach potential at the OJVG Gold Project. The study was based on previous modelling of the Maki Medina deposit, the re-modelled Kobokoto, Niakafiri Southeast and Niakafiri Southwest gold deposits using a 0.20 g/t Au cut-off grade in order to determine what portion of these indicated and inferred mineral resources could conceptually be economically recovered by heap leaching as well as an evaluation of mineralized material previously designated as waste from the proposed 2010 Feasibility Study Masato reserve pit. The positive outcome of the PEA was announced on May 5. 2011.

On May 12, 2011, the Company announced SRK’s mineral resource estimate updates for the Masato, Golouma West, Golouma South, Kerekounda and Kourouloulou deposits. As a result of the drilling in 2010 and early 2011, there was an overall increase in the Project’s mineral resources as well as confirmation of the continuity of gold mineralization at depth, giving even greater confidence in the down dip potential of the Golouma West, Golouma South, and Kerekounda deposits. The 2011 SRK mineral resource estimate update involved a complete re-interpretation by SRK of the geologic and mineralized models of all four Golouma Style deposits and the Masato deposit.

The Company’s investment on the equity basis of accounting in the OJVG Gold Project increased by $8,862,865 net of project administration for the fiscal year ended February 29, 2012.

Calendar Year 2010 – Fiscal Year Ended February 28, 2011

The Company’s 2010 exploration program on its OJVG Gold Project, budgeted at USD$30,000,000, was almost exclusively resource definition and engineering related drilling in support of SRK’s June 2010 Feasibility Study and the Ausenco Engineering optimization studies completed in the fall of 2010. The 2010 drilling consisted largely of infill and stepout Core and RC drilling at Golouma West, Golouma South, Kerekounda, Masato, Kourouloulou, Kobokoto, Maki Medina, Niakafiri Southeast and Niakafiri Southwest deposits as well as initial drilling at the Koulouqwinde, Kinemba and Koutouniokolla targets. A total of 80,493 metres of core drilling (DDH-SAB-10-619 to 948) and 22,527 metres of RC drilling (RC-SAB-10-663 to 846) were completed in FY 2010. The majority of reverse circulation and diamond drilling conducted by OJVG in 2010 focused on the lateral and vertical expansion and infill drilling for resource estimation purposes on the Golouma West, Golouma South, Masato, Kerekounda, Kourouloulou, Niakafiri Southeast, Niakafiri Southwest, and Kobokoto deposits. Systematic step-out holes at the Kerekounda prospect continued to intersect good intercepts of high-grade material, further indicating the potential for a resource with open-pit and underground mining possibilities, with a down-dip extent of at least 300 m and to as much as 600 m at Golouma West. A total of 22,408 metres of Reverse Air Blast (“RAB”) drill holes were also completed in 640 shallow holes as profiles across a number of laterite covered target areas on the Property including Mamakono, Maki Medina, Kinemba, Maleko and Kobokoto.

In July of 2010 the Company announced the results of a Feasibility Study (“2010 Feasibility Study”) on the OJVG Gold Project. This study was completed by SRK Consulting (Canada) Inc. (“SRK”) and Ausenco Solutions Canada Ltd. (“Ausenco”) and included drilling up to January 2010 and addressed a number of the recommendations from SRK’s 2009 PFS.

The results of the 2010 Feasibility Study were positive for the three economic cases evaluated in the study based on $880/oz, $1000/oz and $1200/oz gold prices. Using an $880/oz gold price, the economic analyses yielded a USD$74 million NPV at a 3% discount rate, 11.2% IRR and a 4 year payback period. Using a $1200/oz gold price, the study yielded a USD$361 million NPV at a 3% discount rate, 36.3% IRR and a 2 year payback period. The study outlined the OJVG Gold Project’s first mineral reserve estimate comprising 17.5 million tonnes, grading 2.52 g/t Au of combined open pit and underground Probable mineral reserves containing 1.42 million ounces of gold.

In August of 2010 the Company contracted Ausenco to complete optimization studies based on the recommendations of the 2010 Feasibility Study. These studies included an evaluation of the costs and benefits of installing a primary crush stockpile and reclaim system and increasing the leach tank size. In October of 2010, Oromin announced the positive outcome of these two separate plant optimization studies. Both of these optimizations are expected to increase the annual gold production and the project NPV above those defined in the 2010 Feasibility Study. The expected increase to the project NPV as a result of these two optimizations ranges from $US23M to $US37.2M.

In the fall of 2010 Ausenco was also engaged to examine the potential and viability of incorporating heap leach processing in paralle with the CIL plant proposed in the 2010 Feasibility Study. The outcome of the initial desk-top heap leach trade-off study would confirm whether there is sufficient heap leach material available on the OJVG Gold Project, to make this development option viable.

The Company’s investment on the equity basis of accounting in the OJVG Gold Project increased by $16,875,490 net of project administration for the fiscal year ended February 28, 2011.

Calendar year currently in progress

Changes expected to influence our business during the current financial year are set out below.

The OJVG shareholders have approved the calendar 2012 exploration budget as presented by Oromin Explorations Ltd., the Project Operator. For the January to December period of 2012, the total Project budget is set at US $ 6,365,000. Expenditures anticipated within this budget outline will include detailed soil geochemical sampling, prospecting and geological mapping at a number of recent and historic discoveries; updating of the Project’s mineral resources to include up to fourteen separate Deposits; and updating of the Project’s 2010 Feasibility Study for the four primary deposits of Golouma, Masato, Kerekounda and Kourouloulou. No significant amount of additional drilling is planned for the 2012 calendar year.

Based on drilling completed to the end of 2011, Oromin contracted SRK in May to carry out mineral resource updates on the Masato, Golouma (formerly Golouma West and Golouma South), Kerekounda, Kourouloulou, Kobokoto, Maki Medina, Niakafiri Southeast and Niakafiri Southwest deposits and first time mineral resource estimates for Mamasato, Sekoto, Kouroundi, Kinemba, Kotouniokolla and Koulouqwinde. Once the mineral resource updates and estimates have been completed, Oromin has retained SRK and Ausenco to update the 2010 Feasibility Study in the latter half of 2012.

During Q1 and Q2 of 2012, OJVG has conducted follow up surface exploration programs at a number of new and previously identified targets including Goumbati, Goumbati West, Masato Northeast, Dendifa West, Timtimol and Maki Medina East.

MINERAL RESERVE ESTIMATE

There are no current mineral reserves on the OJVG Gold Project. However the historical mineral reserve estimate completed as part of the 2010 Feasibility Study completed by SRK and Ausenco is still considered relevant. The 2010 Feasibility Study and associated reserves are deemed to be historic and out of date as they have been superseded by an updated mineral resource estimate completed by SRK in 2011. OJVG has engaged SRK and Ausenco to update the 2010 Feasibility Study. The expected completion date of the updated Feasibility Study is Q4, 2012.

Heap Leach Desktop Study

In the spring of 2011 Ausenco and SRK were contracted by OJVG to produce a Preliminary Economic Assessment (“PEA”) for a proposed heap leach operation to treat lower grade material that was not included in the 2010 Feasibility Study on the OJVG Gold Project. Inferred and Indicated lower grade oxide and fresh resources from five Masato Style Deposits (Niakafiri Southeast, Niakafiri Southwest, Maki Medina, Kobokoto and the low grade portion of the proposed Masato open pit) were assessed as potential sources of material that would be treated by heap leach methods. The PEA was completed during Q2, 2012 with the positive outcome announced on May 5, 2012.

Doing Business in Sénégal

The République du Sénégal gained independence from France in 1960 and has maintained a democratic political system. It is a secular republic with a strong presidency, a legislature with defined powers, an independent judiciary, and multiple political parties, and is notable as one of the few African states that has never experienced a coup d’état. In 2000, power was transferred peacefully in fully democratic elections, from former President Abdou Diouf to President Abdoulaye Wade, and in 2012 power was similarly transferred from President Wade to the new President, Macky Sall..

The president is elected by universal adult suffrage to a seven year term. The unicameral National Assembly has 120 members, who are elected separately from the president. The Cour de Cassation (the country’s highest appeals court) and the Constitutional Council, the justices of which are named by the president, are the nation's highest tribunals. Sénégal is divided into 14 administrative regions, each headed by a governor appointed by and responsible to the president. The law on decentralisation, which came into effect in January 1997, distributed significant central government authority to regional assemblies.

During the years 2000-2012, the administration advanced a liberal agenda for Sénégal, including privatisations and other market-opening measures. The country, nevertheless, has limited means with which to implement ambitious ideas. The liberalisation of the economy is proceeding. Sénégal continues to play a significant role in regional and international organisations. Recent administrations have made excellent relations with western democracies a high priority.

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

With an external debt of USD$4.38 billion, and with its economic reform program on track, Sénégal has attained several milestones in the Heavily Indebted Poor Countries (HIPC) debt relief program from 2004 to date. Sénégal continues to lead the West African Economic and Monetary Union (“WAEMU”) countries in macroeconomic performance. For 2011, inflation was at 3.4%, and in most indicators, Sénégal conformed to the WAEMU monetary convergence criteria with a tax revenue to gross domestic product ratio of 22.8%, public investment to GDP ratio of 24.7%, a current account deficit of USD $1.425 billion, and an industrial production growth rate of 4.9%.

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

Sénégal’s mining code is based on French civil law. The state owns all mineral rights, with the terms of exploration and mining established by contract between the concession holder and the state. Exploration concessions are generally granted for four years with rights of renewal. In the case of OJVG, its exploration concession was renewed from 2005 through 2009 and in January 2010 was converted into a Mining License with a life of 15 years renewable thereafter if renewal conditions set out in the mining code are met.

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

During the fiscal year ended February 29, 2012, the Company’s principal activities consisted solely of continuing the exploration of its OJVG mineral property in Sénégal. As set out in Note 5 to the accompanying financial statements, on the equity accounting basis the Company increased its investment in the OJVG project by $8,862,865. Expenditure at this project reflected a continuing strong level of exploration. The level of expenditure diminished from that of the prior fiscal year reflecting the completion of extensive and expensive engineering studies associated with the Feasibility Study completed in July 2010 and a reduction in drilling activity commensurate with the completion of feasibility.

During the fiscal year ended February 28, 2011, the Company’s principal activities consisted solely of continuing the exploration of its OJVG mineral property in Sénégal. As set out in Note 5 to the accompanying financial statements, on the equity accounting basis the Company increased its investment in the OJVG project by $16,875,490. Levels of expenditure at this project reflected a continuation of a robust pace of exploration as that project reached the full Feasibility Study stage in July 2010.

As at February 29, 2012, the Company had recorded on the equity basis of accounting a total investment of $76,371,325 with respect to its OJVG Property in Sénégal, an increase of $8,862,865 from the prior year’s investment. The major components of fiscal 2012 expenditures are set out, in respect of the 100% combined project interest, in Note 5 to the accompanying financial statements of which the largest components are as follows: drilling costs of $7,383,802 or 34% of the total; camp operation costs of $2,383,514 or11% of the total; contractor and geological staff costs of $2,052,096 or 9% of the total; sample analysis costs of $1,744,286 or 8% of the total; and social program costs of $1,502,934 or 7% of the total. The exploration activities for 2011 (fiscal year ended February 29, 2012) were focused principally on drilling and related sample analysis/assaying, and the development of additional targets, both as to extensions of established deposits and as to identification of new areas of interest.

As at February 28, 2011, the Company had recorded on the equity basis of accounting a total investment of $67,508,460 with respect to its OJVG Property in Sénégal, an increase of $16,875,490 from the prior year’s investment. The major components of fiscal 2011 expenditures are set out, in respect of the 100% combined project interest, in Note 5 to the accompanying financial statements of which the largest components are as follows: drilling costs of $17,416,654 or 47% of the total; engineering costs of $5,602,991 or 15% of the total; sample analysis costs of $3,300,694 or 9% of the total; camp operation costs of $2,852,720 or 8% of the total; and contractor and geological staff costs of $2,245,250 or 6% of the total. The exploration activities for 2010 (fiscal year ended February 28, 2011) were focused principally on drilling and related sample analysis/assaying, and on engineering costs of the Feasibility Study completed in July 2010.

Fiscal Year Ended February 29, 2012 Compared to Fiscal Year Ended February 28, 2011

During the fiscal year ended February 29, 2012 the Company recorded a corporate advisory fee cost of ($1,941,571), an equity loss on its investment in OJVG of ($109,917), interest income of $105,565, a foreign exchange loss of ($1,948), project administration cost recoveries of $664,623 and a write-down of its oil and gas project of $(83,112). During the fiscal year ended February 28, 2011 the Company recorded a corporate advisory fee cost of ($2,807,405), an equity gain on its investment in OJVG of $123,000, interest income of $105,234, a foreign exchange loss of $(110,888), project administration fees of $495,647 and a write-down of its oil and gas project of $(1,443,355). The corporate advisory fee cost is highly variable and diminished in fiscal 2012 as agreed between the parties. The equity loss or gain in OJVG is largely dependent on foreign exchange effects in that entity’s accounting. Those FX effects tend to move in opposite directions in OJVG from those experienced in the Company’s FX transactions. Project administration fees increased due to higher levels of project costs and related administrative activities. Write-downs of project costs are highly variable depending on the results of impairment reviews.

Expenses for the fiscal year ended February 29, 2012 were $6,514,266, up six per cent from $6,145,729 for the fiscal year ended February 28, 2011. However, there were wide variances in the line items. By far the most significant decrease was in stock-based compensation costs. This cost is highly variable depending on numbers of options granted and market and exercise prices at and preceding the date or dates of grant, together with prevailing risk-free interest rates – factors which have a significant effect on the volatility inputs to the option pricing model on which the costs recognized are based. The principal increases in other cost centres were for professional and consulting fees, for salaries and benefits, and for office and rent. Professional and consulting fees increased reflecting extensive financing and corporate planning activities. Salaries and benefits costs were commensurate with the ongoing scope and scale of the Company’s exploration activities, and include a significant bonus paid to the Company’s CEO. Office and rent increases were commensurate with the ongoing scope and scale of the Company’s exploration activities.

Net loss for the fiscal year ended February 29, 2012 was $8,207,833 or $0.06 per share compared with a net loss for the fiscal year ended February 28, 2011 of $9,783,496 or $0.08 per share. The decrease in net loss is attributable principally to the reduction in write-down amount of the oil and gas project set out in Note 7 to the accompanying financial statements, to the reduction in the corporate advisory fee set out in Note 6, offset in part by increased operating expense as described in the preceding paragraph. The Company expects to continue to incur substantial net operating losses for the fiscal year ending February 28, 2013.

B.	Liquidity and Capital Resources

As set out in the consolidated statements of changes in equity, during the previous 2011 financial year the Company completed two major financings for gross proceeds of $30.3 million. These financing proceeds are an example of the Company’s sole external source of liquidity, namely, equity financings. During the last six financial years, the Company has had the benefit of gross proceeds of capital stock placements issued for cash of $15.7 million in fiscal 2007, $24.6 million in fiscal 2008, $0.7 million in fiscal 2009, $26.9 million in fiscal 2010, $30.3 million in fiscal 2011 and 0.9 million in fiscal 2012. These financings total $99.1 million raised in the past six years, a period which in substantial part was characterized by difficult conditions in the capital markets.

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

The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all. In the near term, the Company plans to continue its exploration activities on the OJVG gold project. The Company has not made use of any financial instruments for hedging purposes in the fiscal year ended

February 29, 2012 or to the date of this report. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but plans and intends to continue with its share of exploration expenditures on the OJVG Property during the fiscal year ending February 28, 2013.

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

February 29, 2012 Compared to February 28, 2011

At February 29, 2012, the Company’s current assets totalled $4,351,095 compared to $17,415,376 at February 28, 2011, a decrease of $13.1 million. Of this decrease, $12.3 million or 94% is attributable to the changes in the Company’s cash balances as set out in the consolidated statement of cash flows. These in turn consist of net cash outflows for joint venture investments and joint venture advances, totalling $8.95 million; net cash consumed by operating activities of $4.3 million; and cash inflows of $0.9 million from the exercise of share purchase warrants and stock options. For the same periods, current liabilities reduced from $351,000 to $286,000, a change we do not regard as material. Included in the Company’s current liabilities were payables or accrued liabilities of $59,224 due to related parties as set out in Note 11 to the accompanying financial statements. The Company had working capital at February 29, 2012 of $4,064,839 compared to $17,064,272 at February 28, 2011. At both February 29, 2012 and February 28, 2011, the Company had no long-term debt.

At February 29, 2012, the Company had total assets of $80,967,002 compared to $85,178,886 at February 28, 2011. The decrease arises essentially from the $12.3 million draw-down in cash described above, offset in part by the $8.9 million increase in our investment in the OJVG joint venture.

Share capital as at February 29, 2012 was $112,455,628, a modest increase from $111,298,040 as at February 28, 2011, attributable to the transactions set out in the statement of changes in equity.

The Company's largest cash outflows in the fiscal year ended February 29, 2012 resulted, as is the case every year, from net joint venture investments; for the year ended February 29, 2012 these were $8,862,865 as set out in the first table in Note 5 to the accompanying financial statements. The decrease of 47% from the prior year is principally attributable to the reduced drilling and engineering costs at the OJVG gold project as also set out in Note 5. The cash inflows for the year ended February 29, 2012 arose from the exercise proceeds of warrants and stock options, in the relatively modest total of $873,000. During the preceding financial year ended February 28, 2011 major financings in the public markets generated $28.6 million. No such financings were necessary in fiscal 2012.

February 28, 2011 Compared to March 1, 2010

At February 28, 2011, the Company’s current assets totalled $17,415,376 compared to $10,318,584 at March 1, 2010 (the transition date to our commencing reporting our financial statements under IFRS). Of the increase of $7.1 million, $6.2 million or 87% is attributable to the changes in the Company’s cash balances as set out in the consolidated statement of cash flows. These in turn consist of net cash inflows of a net $28.6 million raised in two major financings in the public markets; net cash outflows for joint venture investments and joint venture advances totalling $17.0 million; and net cash consumed by operating activities of $5.0 million. Over the same periods, current liabilities reduced from $621,000 to $351,000. Included in the Company’s current liabilities were payables or accrued liabilities of $59,087 due to related parties as set out in Note 11 to the accompanying financial statements. The Company had working capital of at February 28, 2011 of $17,064,272 compared to $9,697,686 at March 1, 2010. At both February 28, 2011 and March 1, 2010, the Company had no long-term debt.

At February 28, 2011, the Company had total assets of $85,178,886 compared to $62,334,331 at March 1, 2010. The increase of $22.8 million arises essentially from the net proceeds of the two significant financings carried out in the fiscal year, reduced by the Company’s net loss, including the write-down of its oil and gas interests.

Share capital as at February 28, 2011 was $111,298,040, up from $82,876,200 as at March 1, 2010, attributable to the financings completed during the period, as set out in the statement of changes in equity.

The Company's largest cash outflows in the fiscal year ended February 28, 2011 resulted, as is the case every year, from increased investment in the OJVG joint venture; for the year ended February 28, 2011 these were $17.0 million. The cash inflows for the year ended February 28, 2011 were characterized primarily by two large financings summarized in the statement of changes in equity that generated net cash proceeds of $27.7 million. Warrant and stock option exercise proceeds added a further $870,000.

Outlook

In the near term, the Company plans to continue its exploration activities on its OJVG Property with a view to assisting the owners in reaching a possible production decision. Accordingly, principal activities under way during the new fiscal year currently in progress are completing a comprehensive environmental and social impact assessment (as announced May 24, 2012), conducting an updated resource estimate scheduled for completion in Q3, and completing an updated full feasibility study scheduled for completion in Q4. Based on its existing working capital as of the date of this report, and on no production decision being taken this year, the Company does not expect to require additional financing for its currently held property during the fiscal year currently under way. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but plans and intends to continue with its share of exploration expenditures on the OJVG Property. The Company’s resource property is not in production and, therefore, does not produce any income.

C.	Research and Development, Patents and Licenses, etc.

 As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

D	Trend Information

As the Company is an exploration company with no producing properties, the information required by this section is inapplicable.

E.	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The Company has no contractual obligations of the type required to be disclosed in this section.

G.	Safe Harbour

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

Robert Brennan

Mr. Brennan is an independent director of the Company. He has been an investment advisor with CB Richard Ellis since 1987 and prior thereto was a staff accountant with Peat Marwick Mitchell, a predecessor firm of KPMG. Mr. Brennan is 51 years old.

Ian Brown

Mr. Brown is the Chief Financial Officer of the Company, appointed April 15, 2007. He holds a B.Comm. degree and is a Chartered Accountant, the Canadian equivalent of a CPA. He has been a financial executive with a wide array of public companies in the mining exploration industry since 1979. Mr. Brown is 64 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company and is married to Mr. Idziszek. She is a financier with a long, successful history of organizing and financing junior resource companies in Canada. In 1980, she founded Corona Explorations which discovered the Hemlo gold deposits in Northern Ontario. Ms. Dragovan is also a director of Madison Minerals Inc. Ms. Dragovan is 62 years old.

Chet Idziszek

Mr. Idziszek is President and CEO and a director of the Company. Mr. Idziszek holds a Master of Applied Sciences degree from McGill University and has worked as an exploration geologist and exploration executive with numerous international mining companies for over 40 years. He has been recognized by his industry peers for his central role in the discovery and development of the Eskay Creek gold deposit in Canada, being designated “Mining Man of the Year” in 1990 and “Prospector of the Year” in 1994. He has also been recognized for his leadership of Adrian Resources Ltd. during its exploration and development of the Petaquilla copper-gold-molybdenum deposits in Panama. He was a director of Arequipa Resources Ltd. which discovered the Pierina gold deposit subsequently acquired by Barrick Gold Corp. in 1996 for USD $790 million. Since 2005 his principal focus has been the Company and its joint venture on the OJVG Gold Project in eastern Sénégal. This project reached the positive feasibility stage in 2010 and subsequently to date has established 3.32 million ounces of gold in indicated resources and 0.43 million ounces in inferred resources with ongoing and widespread scope for expansion. Mr. Idziszek is President, CEO and a director of Lund Gold Ltd. and Madison Minerals Inc. Mr. Idziszek is 64 years old and is the spouse of Ms. Dragovan.

Kenneth Kuchling

Mr. Kuchling is a Professional Engineer and is Vice President of Engineering for the Company. He holds a Bachelor of Engineering (Mining) degree from McGill University and a Masters of Engineering (Mining) degree from the University of British Columbia. His engineering background consists of 30 years experience with various commodities and in various locations globally. He has been employed both at mining operations and in the consulting industry and has previously been responsible for the management of scoping and feasibility studies. Mr. Kuchling is 54 years old.

David Mallo

Mr. Mallo is Vice-President, Exploration of the Company. He holds the degree Bachelor of Science from Brandon University, has extensive public company experience and has served as a director of several publicly traded junior resource companies. Mr. Mallo is 53 years old.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company. He holds a B.Sc. in geology and an MBA from the University of Toronto. He worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996. He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant and exploration company executive. Mr. Sibthorpe is currently a director of Madison Minerals Inc, Midnight Sun Mining Corp. and TTM Resources Inc, and is currently CEO and a director of Roxgold Inc. Mr. Sibthorpe is 63 years old.

James G. Stewart

Mr. Stewart is a director and the Secretary of the Company. He is a lawyer who has practised law both in private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law. Mr. Stewart is a director and senior officer of Lund Gold Ltd., Madison Minerals Inc. and Salmon River Resources Ltd. He is currently a director of Bayswater Uranium Corporation, Kingsman Resources Inc. and Paget Minerals Corp. Mr. Stewart is 54 years old.

Aziz Sy

Mr. Sy is the Vice President – Sénégal Operations of the Company. He is a geologist engineer who holds both an M.Sc and an MBA from the Université du Québec. He is a former Senior Manager for Lonmin Plc responsible for exploration and business development of PGE and gold projects in Gabon and West Africa. He also was formerly Randgold Resources Limited’s Country & Exploration Manager for Sénégal where he played a crucial role in establishing Randgold in Sénégal, building an all-Sénégalese exploration team and a quality portfolio of exploration permits that let to Randgold’s discovery of its Massawa gold deposit. He was also a member of the exploration team involved in Randgold’s discovery of the Morila gold deposit in southern Mali. Mr. Sy is 43 years old.

Douglas Turnbull

Mr. Turnbull is a director of the Company. He is a geologist and is the President of Lakehead Geological Services Inc. which provides geological consulting services for a number of Canadian private and public companies. Mr. Turnbull is a director of Astur Gold Corp., Comstock Metals Ltd., Grizzly Discoveries Inc., and La Ronge Gold Corp. He has been the President of Lakehead since 1992 and is 49 years old.

B.	Compensation

The following table sets out compensation by way of salary or director’s fee, professional and consulting fees, and bonuses paid to the Company’s senior management and to its directors for the last full financial year.

		Salary or	Professional and
		director’s fee	consulting fees	Bonus
Name	Position	$	$	$
Derek Bartlett	Lead director	39,000	nil	nil
Robert Brennan	Director	27,000	nil	nil
Ian Brown	Chief financial officer	183,648	nil	35,000
Nell Dragovan	Director	170,952	nil	10,000
Chet Idziszek	President, CEO and Chairman of the Board	211,968	nil	320,835
Ken Kuchling	Vice President of Engineering	nil	15,730	nil
David Mallo	Vice President, Exploration	nil	210,120	10,000
Robert Sibthorpe	Director	27,000	nil	nil
James Stewart	Director and Corporate Secretary	nil	344,250	10,000
Abdoul Aziz Sy	Vice President of Sénégal Operations	nil	232,400*	110,000*
Douglas Turnbull	Director	nil	139,090	10,000

*In US dollars
Professional and consulting fees are payable to professional service firms owned by the recipients. Bonuses are paid on an annual basis, or, at the discretion of the Board of Directors, more frequently, to employees and to service providers who provide a majority of their services to the Company. With the exception, in the financial year ended February 29, 2012 in the case of Messrs. Idziszek and Brown, the bonuses are a flat-rate year-end amount set by the Board of Directors annually reflecting overall achievement of the Company’s objectives. Mr. Brown’s bonus was set at a larger amount by the Board of Directors. Mr. Idziszek’s bonus for the financial year ended February 29, 2012 includes a) a year-end amount of $10,000, and b) the amount of $310,835 awarded by the Board on the recommendation of the Corporate Governance and Compensation Committee in recognition of the CEO’s exemplary performance in closing two financings with gross proceeds of $30,250,000 in August and November 2010.

The following sets out compensation effected by the grant of stock options for the last full financial year.

			Number of
		Date of option	common share	Exercise price	Expiration date of
Name	Position	grant	options granted	$	option
Derek Bartlett	Lead director	March 3, 2011	150,000	1.30	March 3, 2016
Robert Brennan	Director	March 3, 2011	250,000	1.30	March 3, 2016
Ian Brown	Chief financial officer	March 3, 2011	260,000	1.30	March 3, 2016
Nell Dragovan	Director	March 3, 2011	225,000	1.30	March 3, 2016
Chet Idziszek	President, CEO and Chairman of the Board	March 3, 2011	700,000	1.30	March 3, 2016
Ken Kuchling	Vice President of Engineering	March 3, 2011	115,000	1.30	March 3, 2016
David Mallo	Vice President, Exploration	March 3, 2011	335,000	1.30	March 3, 2016
Robert Sibthorpe	Director	March 3, 2011	150,000	1.30	March 3, 2016
James Stewart	Director and Corporate Secretary	March 3, 2011	275,000*	1.30	March 3, 2016
Abdoul Aziz Sy	Vice President of Sénégal Operations	March 3, 2011	200,000	1.30	March 3, 2016
Douglas Turnbull	Director	March 3, 2011	210,000	1.30	March 3, 2016

* - These options were granted in the name of J. G. Stewart Law Corporation Ltd.

Termination and Change of Control Benefits

The Company has entered into employee retention agreements with each of Chet Idziszek, Ian Brown, Nell Dragovan and David Mallo, and a consultant retention agreement with James Stewart (collectively, the “Retention Agreements”) which require disclosure in the Company’s home jurisdiction, the Province of British Columbia.

Each employee retention agreement also contains confidentiality and non-solicitation covenants in favour of the Company. A copy of each of these agreements is provided in the Exhibits appended to this annual report.

Description of Retention Agreements

Chet Idziszek

The employee retention agreement with Chet Idziszek will remain in effect for so long as Chet Idziszek remains an employee and afterwards to the extent specified under the terms of the employee retention agreement. The employee retention agreement will expire should Chet Idziszek resign his employment with the Company or be terminated for Cause (as defined in the employee retention agreement) by the Company prior to a Change in Control (as defined in the employee retention agreement).

In the event of a Change in Control (as defined in the employee retention agreement) which results in or leads to the termination of the employment of Chet Idziszek with the Company, and provided that Chet Idziszek is not offered employment or does not accept an offer of employment that is the same or similar to his employment with the Company (the “Comparable Employment”) with the person or persons that have acquired the Company as a result of a Change in Control (the “New Company Owner”), Chet Idziszek will receive from the Company a retention payment (“Retention Payment”) from the Company calculated as follows: a lump sum payment equal to 16 months’ base salary and the equivalent of 16 months of bonuses calculated by totalling the average of the annual bonuses paid to Chet Idziszek during the past three years of employment, dividing the total amount by 36 and multiplying the result by 16. The Retention Payment will be paid to Chet Idziszek in a lump sum after required statutory declarations within 15 days of the date of the Change in Control. Chet Idziszek will not be entitled to provision of the Retention Payment when he is offered and accepts Comparable Employment with the New Company Owner.

In the event that Chet Idziszek resigns from his employment with the New Company Owner, for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, Chet Idziszek will be provided by the Company with a separation payment (the “Separation Payment”). The Separation Payment will be calculated on the same basis as the Retention Payment but will be limited to a lump sum payment equal to 8 months of salary and bonuses. The Separation Payment will be paid to Chet Idziszek in a lump sum after required statutory deductions within 30 days of the Company being notified of the resignation of Chet Idziszek from his employment with the New Company Owner. In the event Chet Idziszek’s employment is terminated with or without cause by the New Company Owner, the Separation Payment will not be payable to Chet Idziszek.

James Stewart

The consultant retention agreement with James Stewart will remain in effect for so long as James Stewart remains a consultant to the Company and afterwards to the extent specified under the terms of the retention agreement. The consultant retention agreement will expire should James Stewart resign his consultancy with the Company or be terminated for Cause (as defined in the consultant retention agreement) by the Company prior to a Change in Control (as defined in the consultant retention agreement).

In the event of a Change in Control (as defined in the consultant retention agreement) which results in or leads to the termination of the consultancy of James Stewart with the Company, and provided that James Stewart is not offered a consultancy or does not accept an offer of consultancy in a position that is the same or similar to his consultancy with the Company (the “Comparable Consultancy”) with New Company Owner, James Stewart will receive a Retention Payment from the Company calculated as follows: a lump sum payment equal to 12.5 months’ base salary and the equivalent of 12.5 months of bonuses calculated by totalling the average of the annual bonuses paid to James Stewart during the past three years of employment, dividing the total amount by 36 and multiplying the result by 12.5. The Retention Payment will be paid to James Stewart in a lump sum after required statutory declarations within 15 days of the date of the Change in Control. James Stewart will not be entitled to provision of the Retention Payment when he is offered and accepts Comparable Consultancy with the New Company Owner.

In the event that James Stewart resigns from his employment with the New Company Owner, for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, James Stewart will be provided by the Company with a Separation. The Separation Payment will be calculated on the same basis as the Retention Payment but will be limited to a lump sum payment equal to 6 months of salary and bonuses. The Separation Payment will be paid to James Stewart in a lump sum after required statutory deductions within 30 days of the Company being notified of the resignation of James Stewart from his employment with the New Company Owner. In the event James Stewart’s employment is terminated with or without cause by the New Company Owner, the Separation Payment will not be payable to James Stewart.

Ian Brown

The employee retention agreement with Ian Brown will remain in effect for so long as Ian Brown remains an employee and afterwards to the extent specified under the terms of the employee retention agreement. The retention agreement will expire should Ian Brown resign his employment with the Company or be terminated for Cause (as defined in the employee retention agreement) by the Company prior to a Change in Control (as defined in the employee retention agreement).

In the event of a Change in Control (as defined in the employee retention agreement) which results in or leads to the termination of the employment of Ian Brown with the Company, and provided that Ian Brown is not offered Comparable Employment with the New Company Owner, Ian Brown will receive from the Company a Retention Payment from the Company calculated as follows: a lump sum payment equal to 6 months’ base salary and the equivalent of 6 months of bonuses calculated by totalling the average of the annual bonuses paid to Ian Brown during the past three years of employment, dividing the total amount by 36 and multiplying the result by 6. The Retention Payment will be paid to Ian Brown in a lump sum after required statutory declarations within 15 days of the date of the Change in Control. Ian Brown will not be entitled to provision of the Retention Payment when he is offered and accepts Comparable Employment with the New Company Owner.

In the event that Ian Brown resigns from his employment with the New Company Owner, for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, Ian Brown will be provided by the Company with a Separation. The Separation Payment will be calculated on the same basis as the Retention Payment but will be limited to a lump sum payment equal to 3 months of salary and bonuses. The Separation Payment will be paid to Ian Brown in a lump sum after required statutory deductions within 30 days of the Company being notified of the resignation of Ian Brown from his employment with the New Company Owner. In the event Ian Brown’s employment is terminated with or without cause by the New Company Owner, the Separation Payment will not be payable to Ian Brown.

Nell Dragovan

The employee retention agreement with Nell Dragovan will remain in effect for so long as Nell Dragovan remains an employee and afterwards to the extent specified under the terms of the employee retention agreement. The retention agreement will expire should Nell Dragovan resign her employment with the Company or be terminated for Cause (as defined in the employee retention agreement) by the Company prior to a Change in Control (as defined in the employee retention agreement).

In the event of a Change in Control (as defined in the employee retention agreement) which results in or leads to the termination of the employment of Nell Dragovan with the Company, and provided that Nell Dragovan is not offered Comparable Employment with the New Company Owner, Nell Dragovan will receive from the Company a Retention Payment from the Company, calculated as follows: a lump sum payment equal to 14 months’ base salary and the equivalent of 14 months of bonuses calculated by totalling the average of the annual bonuses paid to Nell Dragovan during the past three years of employment, dividing the total amount by 36 and multiplying the result by 14. The Retention Payment will be paid to Nell Dragovan in a lump sum after required statutory declarations within 15 days of the date of the Change in Control. Nell Dragovan will not be entitled to provision of the Retention Payment when she is offered and accepts Comparable Employment with the New Company Owner.

In the event that Nell Dragovan resigns from her employment with the New Company Owner, for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, Nell Dragovan will be provided by the Company with a Separation payment. The Separation Payment will be calculated on the same basis as the Retention Payment but will be limited to a lump sum payment equal to 7 months of salary and bonuses. The Separation Payment will be paid to Nell Dragovan in a lump sum after required statutory deductions within 30 days of the Company being notified of the resignation of Nell Dragovan from her employment with the New Company Owner. In the event Nell Dragovan’s employment is terminated with or without cause by the New Company Owner, the Separation Payment will not be payable to Nell Dragovan.

David Mallo

The employee retention agreement with David Mallo will remain in effect for so long as David Mallo remains an employee and afterwards to the extent specified under the terms of the employee retention agreement. The retention agreement will expire should David Mallo resign his employment with the Company or be terminated for Cause (as defined in the employee retention agreement) by the Company prior to a Change in Control (as defined in the employee retention agreement).

In the event of a Change in Control (as defined in the employee retention agreement) which results in or leads to the termination of the employment of David Mallo with the Company, and provided that David Mallo is not offered Comparable Employment with the New Company Owner, David Mallo will receive from the Company a Retention Payment from the Company, which is calculated as follows: a lump sum payment equal to 16 months’ base salary and the equivalent of 16 months of bonuses calculated by totalling the average of the annual bonuses paid to David

Mallo during the past three years of employment, dividing the total amount by 36 and multiplying the result by 14. The Retention Payment will be paid to David Mallo in a lump sum after required statutory declarations within 15 days of the date of the Change in Control. David Mallo will not be entitled to provision of the Retention Payment when he is offered and accepts Comparable Employment with the New Company Owner.

In the event that David Mallo resigns from his employment with the New Company Owner, for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, David Mallo will be provided by the Company with a Separation Payment. The Separation Payment will be calculated on the same basis as the Retention Payment but will be limited to a lump sum payment equal to 8 months of salary and bonuses. The Separation Payment will be paid to David Mallo in a lump sum after required statutory deductions within 30 days of the Company being notified of the resignation of David Mallo from his employment with the New Company Owner. In the event David Mallo’s employment is terminated with or without cause by the New Company Owner, the Separation Payment will not be payable to David Mallo.

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

During the fiscal years ended February 29, 2012 and February 28, 2011, the Company had an average of approximately 220 employees of whom ten worked out of the Company’s head office, ten worked out of the Company’s Dakar office and approximately 200 worked based at the Company’s OJVG exploration camp. Of the average of 220 employees, 20 worked in management and supervisory roles (4 in Canada and 16 in Sénégal), 7 in secretarial roles (3 in Canada and 4 in Sénégal), 5 in accounting roles (2 in Canada and 3 in Sénégal), 5 as support workers (in Sénégal) and the balance worked as mineral explorationists (1 in Canada and the rest in Sénégal). Of those, 6 were employed as geologists and 2 as medical personnel while the approximately 205 others were skilled, semi-skilled or unskilled labourers.

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above and includes the details of all options to purchase common shares of the Company held by such persons:

	Number of Common	Number of Options	Beneficial	Exercise	Expiry Date
	Shares Held at	Outstanding at	Percentage	Price
Name	July 11, 2012	July 11, 2012	Ownership¹
Derek Bartlett	nil	325,000	0.35%	$0.92	August 24, 2015
		150,000		$1.30	March 3, 2016
Robert Brennan	1,214,523	40,000	1.46%	$0.65	March 31, 2015
		500,000		$0.92	August 24, 2015
		250,000		$1.30	March 3, 2016
Ian D. Brown	nil	40,000	0.55%	$0.65	March 31, 2015
		450,000		$0.92	August 24, 2015
		260,000		$1.30	March 3, 2016
Nell Dragovan	2,155,904	25,000	2.01%	$0.65	March 31, 2015
		350,000		$0.92	August 24, 2015
		225,000		$1.30	March 3, 2016
Chet Idziszek	6,791,137	75,000	6.36%	$0.65	March 31, 2015
		1,250,000		$0.92	August 24, 2015
		700,000		$1.30	March 3, 2016
Ken Kuchling	nil	75,000	0.14%	$0.90	October 7, 2014
		115,000		$1.30	March 3, 2016
David Mallo	81,500	40,000	0.75%	$0.65	March 31, 2015
		575,000		$0.92	August 24, 2015
		335,000		$1.30	March 3, 2016
Robert Sibthorpe	nil	325,000	0.35%	$0.92	August 24, 2015
		150,000		$1.30	March 3, 2016
J.G. Stewart	746,377	50,000	1.05%	$0.65	March 31, 2015
		375,000		$0.92	August 24, 2015
		275,000		$1.30	March 3, 2016
Abdoul Aziz Sy	1,000	100,000	0.22%	$0.65	March 31, 2015
		200,000		$1.30	March 3, 2016
Douglas Turnbull	52,000	40,000	0.48%	$0.65	March 31, 2015
		350,000		$0.92	August 24, 2015
		210,000		$1.30	March 3, 2016
Total:	11,042,441	7,855,000	13.72%

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of July 11, 2012 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 136,563,218 Common Shares outstanding as of July 11, 2012.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth the share ownership of those persons beneficially owning 5% or more of the Company’s common shares held by such persons:

	Number of Common Shares Held at	Percentage of Common Shares
Name	July 11, 2012	Outstanding at July 11, 2012
IAMGOLD Corporation	16,088,636	11.78%
Teranga Gold Corporation	18,699,500	13.69%

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

Based on the records of the Company's registrar and transfer agent, Computershare Investor Services Inc., of 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, as at June 8, 2012 there were 136,563,218 common shares of the Company issued and outstanding. At such date there were 143 registered holders of the Company's common shares resident in the United States, holding an aggregate 15,721,499 common shares, including 13,008,597 shares held by Cede & Co. This number represents approximately 11.51% of the total issued and outstanding common shares of the Company as at June 8, 2012. Based on replies received by the Company from brokers, dealers, banks or nominees to enquiries as to the number of beneficial holders of the Company's common shares resident in the United States as at June 8, 2012 there were 1,645 beneficial holders, holding an aggregate 32,740,718 common shares. This number represents approximately 23.97% of the total issued and outstanding common shares of the Company as at June 8, 2012. Including the 13,008,597shares held by Cede & Co. the total number of registered and beneficial holders of the Company's common shares resident in the United States, therefore, is 1,788 holders holding an aggregate 48,462,217 common shares. This number represents approximately 35.49% of the total issued and outstanding common shares of the Company as at June 8, 2012.

B.	Related Party Transactions

Other than as set out in Notes 11 and 18 to the accompanying financial statements, there were no material transactions in the fiscal year ended February 29, 2012 or to the date of this report, or proposed material transactions between the Company or any of its subsidiaries and:

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

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended February 29, 2012 that contain an Independent Auditor’s Report dated July 11, 2012, Consolidated Statement of Financial Position as at February 29, 2012, February 28, 2011 and March 1, 2010, Consolidated Statements of Comprehensive Loss for the Fiscal Years Ended February 29, 2012 and February 28, 2011, Consolidated Statements of Changes in Equity for the Fiscal Years Ended February 29, 2012 and February 28, 2011, Consolidated Statements of Cash Flows for the Fiscal Years Ended February 29, 2012 and February 28, 2011, and Notes to the Consolidated Financial Statements.

This Annual Report also contains the financial statements for the Company’s significant equity investee, Oromin Joint Venture Group Ltd. (“OJVG”) for the fiscal year ended February 29, 2012 that contain an Independent Auditor’s Report dated July 11, 2012, Statement of Financial Position as at February 29, 2012 and February 28, 2011, Statements of Comprehensive Loss for the Fiscal Years Ended February 29, 2012 and February 28, 2011, Statements of Changes in Equity for the Fiscal Years Ended February 29, 2012 and February 28, 2011, Statements of Cash Flows for the Fiscal Years Ended February 29, 2012 and February 28, 2011, and Notes to the Financial Statements.

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

The high and low sale prices for the common shares of the Company on the Toronto Stock Exchange (“TSX”) for each of the most recent six months, each fiscal quarter in each of the last two full years and subsequent period and each of the last five full financial years are as follows:

	High	Low
Fiscal year 2012-2013
June 2012	$0.70	$0.49
May 2012	$0.74	$0.47
April 2012	$0.92	$0.71
March 2012	$0.95	$0.80
February 2012	$1.05	$0.82
January 2012	$1.15	$0.98
First Quarter	$0.95	$0.47
2011	$1.36	$0.77
Fourth Quarter	$1.20	$0.77
Third Quarter	$1.24	$0.83
Second Quarter	$1.19	$0.80
First Quarter	$1.36	$0.95
2010	$1.43	$0.58
Fourth Quarter	$0.93	$0.66
Third Quarter	$1.02	$0.79
Second Quarter	$1.43	$0.70
First Quarter	$0.94	$0.58
2009	$3.42	$0.385
2008	$4.15	$2.07
2007	$4.18	$1.30

The closing price of the Company's common shares on the TSX Exchange on July 11, 2012 was $0.51.

The Company’s common shares were listed on the NASD Over-the-Counter Bulletin Board on October 5, 2006. The high and low sale prices for the common shares of the Company on the Over-the-Counter Bulletin Board for each of the most recent six months and each full financial quarter since the listing date are as follows:

High	Low

	High	Low
Fiscal year 2012-2013
June 2012	US$0.6700	US$0.4800
May 2012	US$0.7445	US$0.4900
April 2012	US$0.9300	US$0.7260
March 2012	US$0.9200	US$0.8104
February 2012	US$1.0600	US$0.8310
January 2012	US$1.1200	US$0.9900
First Quarter	US$0.9300	US$0.4900
2011	US$1.4000	US$0.7640
Fourth Quarter	US$1.1900	US$0.7640
Third Quarter	US$1.2396	US$0.7950
Second Quarter	US$1.2100	US$0.8260
First Quarter	US$1.4000	US$0.9900
2010	US$1.3000	US$0.4700
Fourth Quarter	US$0.8900	US$0.6070
Third Quarter	US$0.9700	US$0.7448
Second Quarter	US$1.3000	US$0.6000
First Quarter	US$0.7490	US$0.4700
2009	US$3.4800	US$0.3100
2008	US$4.1000	US$1.9800
Fourth Quarter 2007	US$3.6900	US$1.5200

The closing price of the Company’s common shares on the Over–the-Counter Bulletin Board on July 11, 2012 was US$0.51.

B.	Plan of Distribution

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

In March 2007, the Government of Sénégal granted a twenty month extension (to December 22, 2008) to the current Mining Convention by requiring the spending of an additional USD$12 million during the extension period –which condition has been met. Thereafter, OJVG Ltd. had ten months (to October 22, 2009) to complete a preliminary

Feasibility Study on the project, at which point the concession could be converted to an exploitation concession. The preliminary Feasibility Study was completed in August 2009, meeting this condition. Upon conversion of the concession from an exploration to an exploitation concession, OVJG Ltd. must establish an operating company to further develop the OJVG Property and is obliged to offer to Sénégalese nationals the right to purchase up to 25% of such operating company at a price determined by an independent valuator. On January 26, 2010, OJVG was granted a mining licence for the OJVG Property. The mining licence is for a term of fifteen years and will permit OJVG to begin mining operations in accordance with recommendations of the Feasibility Study authored by SRK Consulting and Ausenco Limited and completed in July 2010 – subject to the making of a production decision of the owners, a step which has not to date occurred. OJVG is in the process of establishing an operating company to undertake the development of the OJVG Property as required by the Mining Convention as disclosed above. The operating company will be owned by OJVG as to 90% and by the Government of Sénégal as to 10% subject to the requirement to offer to Sénégalese nationals the right to purchase up to 25% of such operating company set out above. The interest to be owned by the Government of Sénégal is fully carried and the Government of Sénégal is also entitled to royalties equal to 3% of net smelter returns.

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

The Company believes the disclosure requirements set out in this item of Form 20-F are sufficiently met by reproducing here the contents of Note 15 to the consolidated financial statements, “Financial Risk Management”. This content is as follows:

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

Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash in United States dollars (USD) however at February 29, 2012 the Company’s exposure to exchange rate changes for the USD was not material. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At February 29, 2012 the Company held cash resources of $3,927,251 and had accounts payable and accrued liabilities of $286,256 and was able to meet its obligations as they became due. The Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations as they become due, the Company will depend on management’s ability to raise the funds required through future equity financings. If such funds cannot be raised, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned joint venture investment and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

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

Credit risk

Credit risk is the risk of financial loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations. The Company has no material counter-parties to its financial instruments with the exception of the financial institutions which hold its cash deposits. The Company manages this credit risk by investing its cash in interest-bearing accounts at a major Canadian chartered bank. The Company’s material receivables consist primarily of sales tax receivables due from the federal government of Canada. Because of these circumstances, the Company does not believe it has a material exposure to credit risk.

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

At the end of the period covered by this report, the fiscal year ended February 29, 2012 an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed and effective in providing reasonable assurance that material information required to be disclosed in the reports that management files and submits under the Exchange Act, is recorded, processed summarized and reported within the time periods specified in the SEC rules and forms.

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible to the Board of Directors for the preparation of financial statements of the Company. These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the IASB and necessarily include some amounts based on estimates and judgments.

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

Management has assessed the effectiveness of the Company’s internal control over financing reporting as at February 29, 2012. In making the assessment, management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s internal control over financial reporting. Based on this assessment, management has identified the following material weaknesses and included in management’s assessment: (i) the Company’s entity-level controls, specifically its whistleblower process, is not appropriately designed nor implemented effectively and its code of conduct is not distributed to key employees; (ii) the financial reporting period end close process has a material weakness resulting from an aggregate of deficiencies related to the preparation, review and approval of account analyses, summaries and reconciliations.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. In order to remediate the first material weakness, the Company has commenced implementing a whistleblower policy to address how complaints can be communicated, investigated and resolved, with the ability to provide for anonymity and protection for the complainant, and has initiated a process to distribute and require acknowledgment of its code of conduct on at least an annual basis to key employees. The second material weakness consisted of inadequate procedures to verify the appropriateness of period-end balances. In order to remediate the second material weakness, the Company will implement specific measures within its financial reporting process that will require detailed analysis, review and assessment of the reasonableness of period-end balances and use of estimates. Detailed project assessments will be conducted to ensure that those matters that may have accounting and financial disclosure impacts are identified appropriately. The Company has increased its use of contract professional accounting assistance in the fiscal year currently under way to support the remediation of this second material weakness.

As a result, management concluded that the Company’s internal control over financial reporting was not effective as at February 29, 2012.

The Company is required to provide an auditor’s attestation report on internal control over financial reporting for the fiscal year ended February 29, 2012. In this report, the Company’s independent registered public accounting firm, Davidson & Company LLP, Chartered Accountants, in Vancouver, BC, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended February 29, 2012. Davidson & Company LLP has audited the Company’s financial statements included in this Annual Report on Form 20-F and has issued an attestation report on the Company’s internal control over financial reporting. The Auditor’s Attestation Report is included in the Company’s financial statements, attached hereto as Exhibit page F-4.

Other than the findings described above, there were no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

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

During the fiscal years ended February 29, 2012 and February 28, 2011, the Company was billed the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Fiscal 2012 Amount Billed	Fiscal 2011 Amount Billed
Audit fees	$150,000	$130,000
Audit-related fees	$20,000	$30,000
Tax fees	$9,400	$14,700

All other fees	nil	nil
Total fees	$179,400	$174,700

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

The information referred to in this Item is not required for the fiscal year ended February 29, 2012, which is the period covered by this Annual Report on Form 20-F.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no such purchases; accordingly, the information referred to in this Item is not required for the fiscal year ended February 29, 2012, which is the period covered by this Annual Report on Form 20-F.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report. These financial statements were prepared in accordance with IFRS as issued by the IASB and are expressed in Canadian dollars. For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 13 of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable

ITEM 19.	EXHIBITS

(a)	Financial Statements

(b)	Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
*4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the OJVG (formerly Sabodala) Property
*4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek
*4.I.	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan

*4.J.	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.K.	Loan Agreement dated April 28, 2005 between the Company and David Scott
*4.L.	Loan Agreement dated August 9, 2005 between the Company and Naples Explorations, LLC
*4.M.	Joint Venture Agreement made as of the 20th day of September 2005 between the Company and Bendon International Ltd.
*4.N.	Letter of Intent dated November 15, 2005 between the Company and Ottoman Energy Limited
*4.O.	Shareholders Agreement dated December 18, 2006 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited
*4.P.	Amendment Agreement to the Shareholders Agreement, dated January 1, 2007 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited.
*4.Q.	Ministry of Energy and Mines, Republic of Sénégal, Transfer and Extension Decree, dated February 7, 2007 for the OJVG (formerly Sabodala) Property
*4.R.	Certificate of Incorporation – Sabodala Holding Limited
*4.S.	Letter Agreement dated March 12, 2007 between the Company and Lund Gold Ltd. on the Carneirinho Property, Brazil
*4.T.	Letter Agreement dated March 11, 2008 between the Company and Chet Idziszek regarding the Santa Rosa Property, Argentina
*4.U.	Final Decree dated April 30, 2008 from the Government of Mendoza on the Santa Rosa Property with the English sworn translation following directly behind
*4.V.	Shareholder Rights Plan dated June 27, 2008
*4.W.	Share Compensation Plan dated July 29, 2008
*4.X.	Stock Option Plan dated July 29, 2008
*4.Y.	Amended Stock Option Plan dated July 14, 2009
*4.Z.	Participation Agreement dated December 23, 2008 between Otto Energy Limited, Oromin Explorations Ltd., Irie Isle Limited, Cynthia Holdings Limited and Exploraciones Oromin, S.A.
*4.AA.	English translation of the Extension to the Mining Convention for the OJVG (formerly Sabodala) Project, dated December 31, 2008
*4.BB	English translation of the Mining License for the OJVG Project dated January 26, 2010
*	Official French Version, in pdf format only, of the Mining License for the OJVG Project, dated January 26, 2010 is attached as a link in the Exhibit Index
5.A	Stock Option Plan dated July 14, 2009 (as amended March 1, 2011)	E-462

5.B.	English translation of Rider Number 1 to the Mining Convention, dated March 28, 2011	E-485

Official French version, in pdf format only, of Rider Number 1 to the Mining Convention, dated March 28, 2011 is attached as a link in the Exhibit Index

5.C.	English translation of Rider Number 2 to the Mining Convention, dated September 23, 2011	E-492

Official French version, in pdf format only, of Rider Number 2 to the Mining Convention, dated September 28, 2011 is attached as a link in the Exhibit Index

5.D.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and Ian Brown, dated October 28, 2011	E-497

5.E.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and Nell Dragovan, dated October 28, 2011	E-504

5.F.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and Chet Idziszek, dated October 28, 2011	E-511

5.G.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and David Mallo, dated October 28, 2011	E-518

5.H.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and James G. Stewart, dated October 28, 2011	E-525

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.1

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.2

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.1

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.2

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 11th day of July, 2012

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Per: (signed) Chet Idziszek
Title: President

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
*4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the OJVG (formerly Sabodala) Property
*4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek
*4.I.	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan
*4.J.	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.K.	Loan Agreement dated April 28, 2005 between the Company and David Scott
*4.L.	Loan Agreement dated August 9, 2005 between the Company and Naples Explorations, LLC
*4.M.	Joint Venture Agreement made as of the 20th day of September 2005 between the Company and Bendon International Ltd.
*4.N.	Letter of Intent dated November 15, 2005 between the Company and Ottoman Energy Limited
*4.O.	Shareholders Agreement dated December 18, 2006 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited
*4.P.	Amendment Agreement to the Shareholders Agreement, dated January 1, 2007 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited
*4.Q.	Ministry of Energy and Mines, Republic of Sénégal, Transfer and Extension Decree, dated February 7, 2007 for the OJVG (formerly Sabodala) Property

*4.R.	Certificate of Incorporation – Sabodala Holding Limited

*4.S.	Letter Agreement dated March 12, 2007 between the Company and Lund Gold Ltd. on the Carneirinho Property, Brazil

*4.T.	Letter Agreement dated March 11, 2008 between the Company and Chet Idziszek regarding the Santa Rosa Property, Argentina

*4.U.	Final Decree dated April 30, 2008 from the Government of Mendoza on the Santa Rosa Property with the English sworn translation following directly behind

*4.V.	Shareholder Rights Plan dated June 27, 2008

*4.W.	Share Compensation Plan dated July 29, 2008

*4.X.	Stock Option Plan dated July 29, 2008

*4.Y.	Amended Stock Option Plan dated July 14, 2009

*4.Z.	Participation Agreement dated December 23, 2008 between Otto Energy Limited, Oromin Explorations Ltd., Irie Isle Limited, Cynthia Holdings Limited and Exploraciones Oromin, S.A.

*4.AA.	English translation of the Extension to the Mining Convention for the OJVG (formerly Sabodala) Project, dated December 31, 2008

*4.BB	English translation of the Mining License for the OJVG Project, dated January 26, 2010

*	Official French Version, in pdf format only, of the Mining License for theOJVG Project, dated January 26, 2010 is attached here as a link.

5.A	Stock Option Plan dated July 14, 2009 (as amended March 1, 2011)	E-462

5.B.	English translation of Rider Number 1 to the Mining Convention, dated March 28, 2011	E-485

Official French version, in pdf format only, of Rider Number 1 to the Mining Convention, dated March 28, 2011 is attached as a link in the Exhibit Index

5.C.	English translation of Rider Number 2 to the Mining Convention, dated September 28, 2011	E-492

Official French version, in pdf format only, of Rider Number 2 to the Mining Convention, dated September 23, 2011 is attached as a link in the Exhibit Index

5.D.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and Ian Brown, dated October 28, 2011	E-497

5.E.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and Nell Dragovan, dated October 28, 2011	E-504

5.F.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and Chet Idziszek, dated October 28, 2011	E-511

5.G.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and David Mallo, dated October 28, 2011	E-518

5.H.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and James G. Stewart, dated October 28, 2011	E-525

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.1

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.2

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.1

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.2

*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 30614).

Oromin Explorations Ltd.

Consolidated Financial Statements

February 29, 2012

Expressed in Canadian Dollars

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Oromin Explorations Ltd.

We have audited the accompanying consolidated financial statements of Oromin Explorations Ltd. which comprise the consolidated statements of financial position as at February 29, 2012, February 28, 2011 and March 1, 2010, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended February 29, 2012 and February 28, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Oromin Explorations Ltd. as at February 29, 2012, February 28, 2011 and March 1, 2010 and its financial performance and its cash flows for the years ended February 29, 2012 and February 28, 2011 in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about the ability of Oromin Explorations Ltd. to continue as a going concern.

Other Matters

We have also audited, in accordance with the standards of the Public Accountability Oversight Board (United States), the effectiveness of Oromin Exploration Ltd.’s internal control over financial reporting as of February 29, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations on the Treadway Commission (COSO), and our report dated July 11, 2012 expressed an adverse option on Oromin Explorations Ltd.’s internal controls over financial reporting because of material weaknesses.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 11, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Oromin Explorations Ltd.

We have audited Oromin Explorations Ltd.'s internal control over financial reporting as of February 29, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Oromin Explorations Ltd.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Oromin Exploration Ltd.’s internal control over financial reporting based on our audit.

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

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Oromin Explorations Ltd.’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment: (i) Oromin Explorations Ltd.’s entity-level controls, specifically their whistleblower process is not appropriately designed nor implemented effectively and their code of conduct is not distributed to key employees. (ii) The financial reporting period end close process has a material weakness resulting from an aggregate of deficiencies related to the preparation, review and approval of account analyses, summaries and reconciliations. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the financial statements, and this report does not affect our report dated July 11, 2012 on those financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Oromin Explorations Ltd. has not maintained effective internal control over financial reporting as of February 29, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position as at February 29, 2012, February 28, 2011 and March 1, 2010 and the related consolidated statements of comprehensive loss, changes in equity and cash flows of Oromin Explorations Ltd. and our report dated July 11, 2012, expressed an unqualified opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 11, 2012

OROMIN EXPLORATIONS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)

	February 29,	February 28,	March 1,
	2012	2011	2010
		(Note 19)	(Note 19)
ASSETS

Current Assets
Cash	$3,927,251	$16,230,612	$10,003,721
Receivables (Note 3)	101,475	303,078	166,345
Marketable securities (Note 4)	41,927	89,843	89,843
Deposits and prepaid expenses	280,442	791,843	58,675

Total current assets	4,351,095	17,415,376	10,318,584

Non-Current Assets
Investment in Oromin Joint Venture Group Ltd. (Note 5)	76,371,325	67,508,460	50,632,970
Exploration and evaluation assets (Note 7)	-	-	1,103,033
Property, plant and equipment (Note 8)	63,700	114,235	163,971
Advances to joint venture	180,882	114,276	72,748
Performance bond – restricted cash	-	26,539	43,025

Total non-current assets	76,615,907	67,763,510	52,015,747

Total Assets	$80,967,002	$85,178,886	$62,334,331

LIABILITIES AND EQUITY

Current Liabilities
Trade and other payables (Note 9)	$286,256	$351,104	$620,898

Equity
Share capital (Note 10)	112,455,628	111,298,040	82,876,200
Share-based payments reserve (Note 10)	18,342,345	15,720,643	11,244,638
Investment revaluation reserve (Note 4)	-	(281,507)	(281,507)
Deficit	(50,117,227)	(41,909,394)	(32,125,898)

Total equity	80,680,746	84,827,782	61,713,433

Total Liabilities and Equity	$80,967,002	$85,178,886	$62,334,331

Nature and continuance of operations (Note 1)
Commitments (Note 13)
Contingency (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

These financial statements are authorized for issue by the Board of Directors on May 28, 2012.

OROMIN EXPLORATIONS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	2012	2011
		(Note 19)
EXPENSES
Amortization	$50,535	$50,535
Filing and transfer agent fees	93,457	69,150
Office and rent	482,840	352,214
Professional and consulting fees	1,392,014	397,424
Salaries and benefits	1,295,852	690,397
Share-based payments (Note 10)	2,905,335	4,313,421
Travel and public relations	294,233	272,588
	(6,514,266)	(6,145,729)
OTHER INCOME (LOSS)
Corporate advisory fee (Note 6)	(1,941,571)	(2,807,405)
Equity income (loss) from investment in Oromin Joint Venture Group Ltd. (Note 5)	(109,917)	123,000
Foreign exchange loss	(1,948)	(110,888)
Gain on sale of subsidiaries (Note 7)	2,216	-
Interest income	105,565	105,234
Write-off of exploration and evaluation assets (Note 7)	(83,112)	(1,443,355)
Write-down of investment revaluation reserve (Note 4)	(329,423)	-
Project administration cost recoveries	664,623	495,647
	(1,693,567)	(3,637,767)
Loss for the year	(8,207,833)	(9,783,496)
Other comprehensive income (loss)
Unrealized loss on marketable securities (Note 4)	(47,916)	-
Write-down of investment revaluation reserve (Note 4)	329,423	-
	281,507	(9,783,496)
Total comprehensive loss of the year	$(7,926,326)	$(9,783,496)

Basic and diluted loss per common share	$(0.06)	$(0.08)

Weighted average number of common shares outstanding	135,716,443	117,491,838

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	Share capital		Reserves
	Number of		Share-based	Investment
	shares	Amount	payments	revaluation	Deficit	Total equity
Balance at March 1, 2010	102,834,885	$82,876,200	$11,244,638	$(281,507)	$(32,125,898)	$61,713,433
Shares issued on prospectus offering	31,562,500	30,250,000	-	-	-	30,250,000
Shares issuance costs	-	(2,540,081)	-	-	-	(2,540,081)
Shares issued on exercise of stock options	651,000	403,200	-	-	-	403,200
Shares issued on exercise of warrants	517,500	465,750	-	-	-	465,750
Shares issued for resource property services	6,944	5,555	-	-	-	5,555
Share-based payments	-	-	4,313,421	-	-	4,313,421
Fair value of stock options allocated to shares issued on exercise	-	285,267	(285,267)	-	-	-
Fair value of warrants allocated to shares issued on exercise	-	134,520	(134,520)	-	-	-
Warrants issued for underwriter’s compensation	-	(582,371)	582,371	-	-	-
Loss for the year	-	-	-	-	(9,783,496)	(9,783,496)
Balance at February 28, 2011	135,572,829	$111,298,040	$15,720,643	$(281,507)	$(41,909,394)	$84,827,782

Balance at February 28, 2011	135,572,829	$111,298,040	$15,720,643	$(281,507)	$(41,909,394)	$84,827,782
Shares issued on exercise of stock options	14,000	9,100	-	-	-	9,100
Shares issued on exercise of warrants	976,389	864,855	-	-	-	864,855
Share-based payments (Note 10)	-	-	2,905,335	-	-	2,905,335
Fair value of stock options allocated to shares issued on exercise	-	5,246	(5,246)	-	-	-
Fair value of warrants allocated to shares issued on exercise	-	278,387	(278,387)	-	-	-
Unrealized loss on marketable securities (Note 4)	-	-	-	(47,916)	-	(47,916)
Write-down of investment revaluation reserve (Note 4)	-	-	-	329,423	-	329,423
Loss for the year	-	-	-	-	(8,207,833)	(8,207,833)
Balance at February 29, 2012	136,563,218	$112,455,628	$18,342,345	$-	$(50,117,227)	$80,680,746

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	2012	2011
		(Note 19)
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	(8,207,833)	$(9,783,496)
Items not affecting cash:
Share-based payments	2,905,335	4,313,421
Amortization	50,535	50,535
Non-cash portion of foreign exchange loss	13,496	-
Write-down of investment revaluation reserve (Note 4)	329,423	-
Gain on sale of subsidiaries (Note 7)	(2,216)	-
Write-off of exploration and evaluation assets (Note 7)	-	1,443,355
Changes in non-cash working capital items:
Receivables	201,603	(136,733)
Deposits and prepaid expenses	511,401	(733,168)
Trade and other payables	(64,848)	(189,935)

Net cash used in operating activities	(4,263,104)	(5,036,021)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Oromin Joint Venture Group Ltd., net of recoveries	(8,862,865)	(16,980,459)
Advances to joint venture	(66,606)	(41,528)
Proceeds from sale of subsidiaries, net (Note 7)	2,216	-
Exploration and evaluation assets	-	(309,657)
Purchase of property, plant and equipment	-	(799)

Net cash used in investing activities	(8,927,255)	(17,332,443)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for cash	873,955	31,118,950
Share issue costs	-	(2,540,081)
Proceeds from performance bond – restricted cash	13,043	16,486

Net cash provided by financing activities	886,998	28,595,355

Change in cash	(12,303,361)	6,226,891

Cash, beginning of year	16,230,612	10,003,721

Cash, end of year	3,927,251	16,230,612

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Oromin Explorations Ltd. (the “Company”) was incorporated on January 25, 1980 under the Company Act of British Columbia. The address of the Company’s registered office is 2000 - 1055 West Hastings Street, Vancouver, BC, Canada. The consolidated financial statements of the Company as at and for the year ended February 29, 2012 include the accounts of the Company, its subsidiary and the Company’s interest in a jointly controlled entity. The Company is the ultimate parent. The Company owns a 43.5% share in Oromin Joint Venture Group Ltd. ("OJVG") (note 5). OJVG owns the exploration concession and mining license in Senegal known as the "OJVG Project", OJVG’s sole mineral property interest.

On December 1, 2011, the Company sold the following subsidiaries in an arm’s length transaction (note 7): Exploraciones Oromin, S.A., which is incorporated under the laws of Argentina, and Irie Isle Limited and Cynthia Holdings Limited, both of which are incorporated under the laws of the British Virgin Islands. At the year ended February 29, 2012, the Company’s subsidiary includes Sabodala Holding Ltd.

The Company is in the business of exploring its resource properties and its current exploration activities are in the pre-production stage. Consequently, the Company defines itself to be in the exploration stage. The recoverability of the Company’s expenditures on resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

These consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, the Company has sustained substantial losses from operations since inception and has no current source of revenue. Continued operations of the Company are dependent upon its ability to receive continued financial support, complete public or private equity financings, or generate profits from the operation or disposition of investments in the future. While management of the Company has been successful in completing equity financings in various conditions in the capital markets in the past, restrictions on the Company’s ability to finance in the future could have a material adverse effect on the Company.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of compliance and conversion to International Financing Reporting Standards

The consolidated financial statements have been prepared in accordance with International Accounting Standard 1, Presentation of Financial Statements (“IAS 1”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). These are the Company’s first consolidated annual financial statements prepared in accordance with IFRS and IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), has been applied. Previously, the Company prepared its consolidated annual financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”). Reconciliations between the Company's previously reported statement of financial position, statement of comprehensive loss and statement of cash flows under GAAP and those reported under IFRS are presented in note 19.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

B.	Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for financial instruments classified as financial assets or financial liabilities at fair value through profit and loss and available–for-sale financial assets, which are measured at fair value, as explained in the accounting policies note set out below. The comparative figures presented in the consolidated financial statements are in accordance with IFRS.

The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of the date the statements were issued.

The accounting policies set out below have been applied consistently to all periods presented in preparing the opening balance sheet at March 1, 2010 for purposes of transition to IFRS. The accounting policies have been applied consistently by the Company, its subsidiary and the Company’s interest in a jointly controlled entity.

C.	Basis of consolidation

These consolidated financial statements include the accounts of the Company, its subsidiaries and the Company’s interest in a jointly controlled entity (note 5).

The Company has determined that its investment in OJVG, a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Ltd., a company wholly-owned by the Company, 43.5% by Bendon International Ltd., an arm’s length private company incorporated in the British Virgin Islands, and 13% by Badr Investment & Finance Company, an arm’s length private company based in Saudi Arabia, qualifies as a jointly controlled entity since the Company has joint control, established by contractual agreements and requires majority consent for most strategic financial and operating decisions. The Company has elected to apply the equity method to account for its interest in OJVG (note 5). The investment is carried in the statement of financial position at cost and adjusted by post-acquisition changes in the Company’s share of the net assets of the joint venture, less any impairments.

Significant inter-company balances and transactions, including any unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

D.	Functional currency

Items included in the financial statements of each of the entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional and presentation currency of the Company, its subsidiary, and the Company’s interest in a jointly controlled entity is the Canadian dollar.

Transactions in foreign currencies are translated to the functional currency at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date and non-monetary assets and liabilities are translated at historical rates. Foreign currency gains and losses arising from translation are included in profit or loss.

E.	Financial assets and liabilities

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, available for sale financial assets, financial liabilities at fair value through profit or loss, and other financial liabilities at amortized cost. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E.	Financial assets and liabilities (continued)

Financial assets at fair value through profit or loss (“FVTPL”)

The Company’s FVTPL comprise cash. A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in the statement of comprehensive loss when incurred. FVTPL are measured at fair value, and changes are recognized in the statement of comprehensive loss.

Available-for-sale financial assets

The Company’s investments in marketable securities are classified as available-for-sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences, are recognized in other comprehensive income or loss and presented in the investment revaluation reserve in equity. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investment revaluation reserve is included in profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Company’s loans and receivables comprise receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment.

Financial liabilities at fair value through profit or loss

This category comprises of derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with the changes in fair value recognized in the statement of comprehensive loss.

Other financial liabilities at amortized cost

The Company’s trade and other payables are classified as other financial liabilities at amortized cost and are initially measured at fair value and subsequently measured at amortized cost.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

Impairment of financial instruments

Financial assets or a group of financial assets are assessed for indicators of impairment at each statement of financial position reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. Objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E.	Financial assets and liabilities (continued)

For loans and receivables carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced by the impairment loss through the use of a provision account. Subsequent recoveries of amounts previously written off are credited against the provision account. Changes in the carrying amount of the provision account are recognized in profit or loss.

With the exception of available-for-sale financial assets, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of available-for-sale financial assets, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

The Company does not have any derivative financial instruments.

F.	Exploration and evaluation

Oil and gas properties

The Company follows the full cost method of accounting for oil and gas properties whereby exploration and evaluation expenditures are capitalized and accumulated in cost centres. Such costs include lease acquisition costs, geological and geophysical expenses, lease rentals on undeveloped properties, costs of drilling both productive and non-productive wells, technical consulting costs directly related to exploration and development activities and capitalized financing costs. These costs do not include general prospecting or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed directly to the statement of comprehensive income or loss as they are incurred.

Depletion of exploration and evaluation expenditures and depreciation of production equipment are provided on the unit-of-production method based upon estimated proven oil and gas reserves before royalties in each cost centre, as determined by independent engineers. For purposes of this calculation, reserves and production of natural gas are converted to common units based on their approximate relative energy content. Undeveloped properties are excluded from the depletion calculation until the quantities of proven reserves can be determined.

Impairment of exploration and evaluation assets

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The recoverable amount of the exploration and evaluation asset is estimated to determine the extent of the impairment loss (if any).

G.	Interest in joint ventures

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic, financial, and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

Joint venture arrangements that involve the establishment of a separate entity in which each venture has an interest are referred to as jointly controlled entities. The Company reports its interest in a jointly controlled entity (“JCE”), under the equity method of accounting. Under the equity method, an interest in a JCE is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Company’s share of net assets of the JCE. The statement of comprehensive income or loss reflects the Company’s share of the results of operations of the joint venture.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

G.	Interest in joint ventures (continued)

When the Company transacts with a JCE of the Company, unrealized profit and losses are eliminated to the extent of the Company’s interest in the joint venture.

The financial statements of the JCEs are prepared for the same reporting period as the Company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

Reimbursement of the joint venture operator’s costs

When the Company, acting as an operator, receives reimbursement of direct costs recharged to the joint venture, such recharges represent reimbursements of costs that the operator incurred as an agent for the joint venture and therefore have no effect on the statement of comprehensive income or loss.

In many cases, the Company also incurs certain general overhead expenses in carrying out activities on behalf of the joint venture. As these costs can often not be specifically identified, joint venture agreements allow the operator to recover the general overhead expenses incurred by passing through its overhead costs incurred in the form of a project administration cost recovery. Although the purpose of this recharge is very similar to the reimbursement of direct costs, the Company is not acting as an agent in this case. Therefore, the general overhead expenses and the overhead fee are recognized in the statement of comprehensive income or loss as an expense and income respectively.

H.	Property, plant, and equipment

Property, plant and equipment (“PPE”) are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

When parts of an item of PPE have different useful lives, they are accounted for as separate items (major components) of PPE.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the consolidated statement of comprehensive income or loss during the financial period in which they are incurred.

Depreciation is calculated at the following rates:

Office furniture	Straight line over five years
Computer equipment	Straight line over five years
Leasehold improvements	Straight line over the life of lease

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

I.	Trade and other payables

Trade and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade and other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. F-14

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

J.	Restoration and rehabilitation provision

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation, as a result of exploration, development, or production activities undertaken, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the provision can be measured reliably. The estimated future obligations include the costs of removing facilities, abandoning sites and restoring the affected areas. The restoration and rehabilitation provision is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements. Future restoration costs are reviewed at least annually and any changes in the estimate are reflected in the present value of the restoration and rehabilitation provision at each reporting date. To date the Company does not have any significant restoration obligations.

K.	Impairment

At each financial position reporting date the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, each resource property is considered a cash-generating unit and assets are allocated to each cash-generating unit to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

L.	Share-based payment transactions

Share-based payments to employees are measured at the fair value of the instruments issued and each tranche is recognized on a straight-line basis over the vesting period. An individual is classified as an employee when the individual is an employee for legal or tax purposes (“direct employee”) or provides services similar to those performed by a direct employee. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. Fair value of the equity instruments issued is determined using the Black-Scholes option pricing model. The offset to the recorded cost is to share-based payments reserve. Consideration received on the exercise of stock options is recorded as share capital and the related share-based payments reserve is transferred to share capital. Upon expiry, the recorded value is transferred to deficit. The Company estimates the number of equity instruments that are expected to vest and then, at each reporting date, makes adjustments to the actual number that vests unless forfeitures are due to market-based conditions.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

M.	Income taxes

Income tax expenses comprises current and deferred tax. Current and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive loss/income.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax is accounted for using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for temporary differences related to the initial recognition of assets or liabilities that affect neither accounting nor taxable profit nor investments in subsidiaries, associates and interests in joint ventures to the extent it is probable that they will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner and expected date of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable amounts will be available against which the asset can be utilized.

N.	Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Basic and diluted loss per share is calculated using the weighted average number of common shares outstanding during the year.

O.	Segment Reporting

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

P.	Use of Judgements and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

P.	Use of Judgements and Estimates (continued)

Critical judgments in applying accounting policies:

The following are critical judgements that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of share-based payments:

The assumptions used in determining the fair value of share options granted include judgments in respect of length of service together with share price volatility, dividend, interest yields and exercise patterns. Also, the Company estimates the fair value using the Black-Scholes option pricing model but recognizes that other valuation models could provide differing results. Management believes that the current model provides a fair valuation measure.

Q.	New Standards Not Yet Adopted

  IAS 1, Presentation of Financial Statements – The IASB has amended the disclosure requirement of items presented in other comprehensive income (“OCI”), including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 7, Financial Instruments: Disclosures - In December 2011, the IASB amended IFRS 7 (Financial Instruments: Disclosures) requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. This standard also requires additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32, Financial Instruments: Presentation, was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 9, Financial Instruments - The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), in its entirety with IFRS 9, Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 10, Consolidated Financial Statements – This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Q.	New Standards Not Yet Adopted (continued)

  IFRS 11, Joint Arrangements – This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company has early adopted this standard as set out in Note 2(G).

  IFRS 12, Disclosure of Involvement with Other Entities – This standard requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.
  This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 13, Fair Value Measurement – This standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2, Share-based Payment; leasing transactions within the scope of IAS 17, Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2, Inventories or value in use in IAS 36, Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

3.	RECEIVABLES

	February 29,	February 28,	March 1,
	2012	2011	2010
Accounts receivable	$2,564	$45,805	$79,976
Accrued interest receivable	11,248	58,197	-
HST receivable	87,663	199,076	86,369
Receivables	$101,475	$303,078	$166,345

4.	MARKETABLE SECURITIES

The Company’s investments consist of 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at February 29, 2012 of $0.035 per share or $41,927 in the aggregate. The Company classifies these shares as available for sale financial assets, and accordingly any revaluation gains and losses in fair value are included in total comprehensive income or loss in investment revaluation reserve for the period until the asset is removed from the statement of financial position. During the year ended February 29, 2012, the Company recognized a loss in fair value attributable to the shares of Lund totaling $47,916 charged to other comprehensive loss in investment revaluation reserve. Also, based on the Company’s assessment of Lund’s estimated future value, an impairment charge of $329,423 has been recognized in the statement of comprehensive loss as at February 29, 2012 with an off-setting adjustment to investment revaluation reserve.

The Lund shares trade on the TSX Venture Exchange and fair values are readily determinable from this active public market. Lund is related to the Company, having a number of directors in common.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD.

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

Effective March 28, 2011, the Mining Convention in respect of the OJVG Project was altered by a rider agreement. Among other matters, this agreement: 1] committed the Company to invest USD $450,000 per year for the social development of local communities until the date of first commercial production, increasing to USD $800,000 per year from the date of first commercial production; 2] established the Company’s holiday from most forms of taxation in Sénégal to be eight years from the date of issue of its mining license, which is January 26, 2010; and 3] committed the Company to contribute up to USD $150,000 per year starting from the date of first commercial production for mining-related training of Sénégalese nationals.

The Company has determined that its investment in OJVG qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures, and has elected to apply the equity method of accounting for its interest in OJVG. For accounting purposes, no recognition of Badr's interest in the equity of OJVG will be made until the commencement of production and the repayment of capital and accrued interest to Bendon and SHL and prior to that point each of Bendon and SHL are ascribed a 50 per cent interest in the equity of OJVG.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

Investment in Oromin Joint Venture Group Ltd.	Year ended February	Year ended February
	29, 2012	28, 2011
Balance, beginning of year	$67,508,460	$50,632,970
Exploration and evaluation costs capitalized	8,862,865	16,875,490
Balance, end of year	$76,371,325	$67,508,460

Summary financial information for the equity accounted investee, OJVG, not adjusted for the percentage ownership held by the Company, is as follows as at:

	February 29,	February 28,	March 1,
	2012	2011	2010

ASSETS
Current Assets
Cash	$237,371	$4,556,596	$6,202,494
Deposits and prepaid expenses	29,572	23,837	189,964

Total current assets	266,943	4,580,433	6,392,458

Non-Current Assets
Resource properties	155,503,549	133,562,338	96,459,272
Contractor deposits	-	-	368,410

Total non-current assets	155,503,549	133,562,338	96,827,682

Total Assets	$155,770,492	$138,142,771	$103,220,140

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$1,942,849	$3,370,102	$3,161,615

Non-Current liabilities
Shareholder advances	143,273,607	122,175,316	96,049,276
Accrued interest on shareholder advances	34,209,145	22,623,819	15,078,081

Total non-current liabilities	177,482,752	144,799,135	111,127,357

Equity
Deficit	(23,655,109)	(10,026,466)	(11,068,832)

Total Liabilities and Equity	$155,770,492	$138,142,771	$103,220,140

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

	Year ended	Year ended
	February 29, 2012	February 28, 2011

Income	$4,579	$10,128,929
Expenses	(13,633,222)	(9,086,563)
Net income (loss)	(13,628,643)	1,042,366

Less: amounts related to shareholder advances	13,408,809	(796,366)

	(219,834)	246,000

The Company’s equity income from investment in OJVG at 50%	$(109,917)	$123,000

	Year ended	Year ended
	February 29, 2012	February 28, 2011

Cash flows provided by (used in):
Operating activities	$(158,963)	$168,325
Financing activities	$19,274,808	$34,714,852
Investing activities	$(23,435,070)	$(36,529,075)

The reconciliation of OJVG’s equity to the Company’s net interest in the joint venture as at February 29, 2012, February 28, 2011 and March 1, 2010 is as follows:

	February 29,	February 28,	March 1,
	2012	2011	2010

OJVG’s equity	$(23,655,109)	$(10,026,466)	$(11,068,832)
Add: shareholder advances	143,273,607	122,175,316	96,049,276
Add: accrued interest on shareholder advances	34,209,145	22,623,819	15,078,081
Add: adjustment for difference in initial shareholder advances	2,956,659	2,956,659	2,956,659
Add: other adjustments	198,401	198,401	198,401
Less: accumulated project administration cost recovery	(4,240,053)	(2,910,809)	(1,947,645)

	152,742,650	135,016,920	101,265,940

The Company’s net interest in the joint venture at 50%	$76,371,325	$67,508,461	$50,632,970

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

Exploration and evaluation costs capitalized by OJVG are summarized as follows:

Balance, March 1, 2010	$96,459,272

Camp operation	2,852,720
Contractors and geological staff	2,245,250
Drilling	17,416,654
Engineering	5,602,991
Exploration office	731,859
Land and legal	256,946
Mining concession fee	216,888
Sample analysis	3,300,694
Social programs	471,413
Travel and accommodation	1,086,338
Wages and benefits	1,788,142
Project administration cost recoveries	1,133,171

37,103,066

Balance, February 28, 2011	133,562,338

Camp operation	2,383,514
Contractors and geological staff	2,052,096
Drilling	7,383,802
Engineering	1,482,560
Exploration office	703,536
Land and legal	290,672
Sample analysis	1,744,286
Social programs	1,502,934
Travel and accommodation	1,454,985
Wages and benefits	1,497,454
Project administration cost recoveries	1,445,372

21,941,211

Balance, February 29, 2012	$155,503,549

6.	CORPORATE ADVISORY FEE

Pursuant to a series of corporate advisory agreements with Bendon, the Company paid Bendon annual fees including $2,807,405 (US$2,755,000) during the year ended February 28, 2011. Effective November 26, 2010 the Company agreed to a further renewal of the corporate advisory agreement, and committed to make payments totaling US$2,000,000 for the period November 2010 to July 2011. On June 1, 2011 the Company entered into a new corporate advisory agreement which provides for the payment of US$1,000,000 for the 12 month period ending June 1, 2012 with two payments of US$500,000 each to be paid June 1 and September 1, 2011. During the year ended February 29, 2012, the Company incurred fees of $1,941,571 (US$1,990,000) of which $1,195,186 (US$1,240,000) related to the previous corporate advisory agreement and $746,385 (US$750,000) related to the current corporate advisory agreement.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

7.	EXPLORATION AND EVALUATION ASSETS

Santa Rosa,
Argentina

Balance, March 1, 2010	$1,103,033

Exploration office	83,825
Land and legal	57,947
Presumptive minimum tax	51,807
Tenure payments	136,062
Travel and accommodation	10,681

340,322

1,443,355

Write-off of exploration and evaluation assets	(1,443,355)

Balance, February 28, 2011	-

Exploration office	59,407
Land and legal	14,484
Travel and accommodation	827
Value added tax	8,394

83,112

83,112

Write-off of exploration and evaluation assets	(83,112)

Balance, February 29, 2012	$-

The Company, through its subsidiary Exploraciones Oromin, S.A. (“EOSA”), held a 100% interest in certain oil and gas exploration rights located in the Province of Mendoza, Argentina (the “Santa Rosa Property”). As at February 28, 2011 the Company determined the fair value of the Santa Rosa Property to be $nil and recognized an impairment charge of $1,443,355 for the year then ended.

Effective December 1, 2011 the Company sold its subsidiary Irie Isle Limited (“Irie”), to an arm’s length party for cash proceeds of $5,000. Irie wholly-owned Cynthia Holdings Limited which wholly-owned EOSA. This sale had the effect of disposing of all the Company’s right, title and interest in and to the Santa Rosa Property. The combined net current assets and liabilities of Irie and its subsidiaries at the time of sale was $2,784. Accordingly, the Company recorded a gain on sale of $2,216.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold	Office	Computer
	improvements	furniture	equipment	Total

Cost
Balance at March 1, 2010	$197,521	$52,067	$2,289	$251,877
Additions	-	-	799	799
Disposals	-	-	-	-
Balance at February 28, 2011	197,521	52,067	3,088	252,676
Additions	-	-	-	-
Disposals	-	-	-	-
Balance at February 29, 2012	$197,521	$52,067	$3,088	$252,676

Accumulated Amortization
Balance at March 1, 2010	$68,827	$17,935	$1,144	$87,906
Depreciation	39,504	10,413	618	50,535
Disposals	-	-	-	-
Balance at February 28, 2011	108,331	28,348	1,762	138,441
Depreciation	39,504	10,413	618	50,535
Disposals	-	-	-	-
Balance at February 29, 2012	$147,835	$38,761	$2,380	$188,976

Net Book Value
March 1, 2010	$128,694	$34,132	$1,145	$163,971
February 28, 2011	$89,190	$23,719	$1,326	$114,235
February 29, 2012	$49,686	$13,306	$708	$63,700

9.	TRADE AND OTHER PAYABLES

	February 29,	February 28,	March 1,
	2012	2011	2010
Accounts payable	$3,096	$171,104	$203,702
Accrued payable	283,160	180,000	417,196
Trade and other payables	$286,256	$351,104	$620,898

10.	SHARE CAPITAL AND RESERVES

(a)	Authorized:

As at February 29, 2012, the authorized share capital of the Company was an unlimited number of common shares without par value.

(b)	Issued:

Common shares: 136,563,218 (February 28, 2011 - 135,572,829)

(c)	Financing:

In August 2010 the Company closed an offering by prospectus of 21,562,500 common shares at a price of $0.80 per share for gross proceeds of $17,250,000 subject to share issue costs totaling $1,294,646. In addition, the Company issued 1,293,750 compensation warrants to the underwriters, exercisable at a price of $0.90 for an 18-month term. The estimated fair value of $336,300 has been deducted from share capital and recorded as share-based payments reserve. This fair value was estimated using the Black-Scholes option pricing model, with the following assumptions: expected life of 18 months, volatility of 73.7 per cent, risk-free equivalent yield of 1.36 per cent and no dividends.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

10.	SHARE CAPITAL AND RESERVES (CONTINUED)

(c)	Financing (continued):

In November 2010 the Company closed an offering by prospectus of 10,000,000 common shares at a price of $1.30 per share for gross proceeds of $13,000,000 subject to share issue costs totaling $1,245,435. In addition, the Company issued 600,000 compensation warrants to the underwriters, exercisable at a price of $1.40 for a two year term. The estimated fair value of $246,071 has been deducted from share capital and recorded as share-based payments reserve. This fair value was estimated using the Black-Scholes option pricing model, with the following assumptions: expected life of two years, volatility of 106 per cent, risk-free equivalent yield of 1.57 per cent and no dividends.

(d)	Stock options:

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

Stock option transactions are summarized as follows:

	Number of Stock	Weighted Average
	Options	Exercise Price

Outstanding at March 1, 2010	9,420,000	$1.92
Granted	8,431,000	0.89
Exercised	(651,000)	0.62
Expired or cancelled	(8,376,000)	2.00
Outstanding at February 28, 2011	8,824,000	$0.96
Granted	4,649,000	1.30
Exercised	(14,000)	0.65
Expired or cancelled	-	-
Outstanding and exercisable at February 29, 2012	13,459,000	$1.08

As at February 29, 2012, the following stock options were outstanding and exercisable:

Expiry Date	Number of Stock Options	Remaining Contractual	Exercise Price
		Life (Years)
May 9, 2012 *	100,000	0.19	$2.91
May 14, 2013	150,000	1.21	3.00
July 10, 2014	200,000	2.36	1.12
October 7, 2014	75,000	2.61	0.90
March 31, 2015	714,000	3.08	0.65
August 24 2015	7,571,000	3.48	0.92
March 3, 2016	4,649,000	4.01	1.30
	13,459,000	3.57

* Expired unexercised

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

10.	SHARE CAPITAL AND RESERVES (CONTINUED)

(d)	Stock options (continued):

During the year ended February 29, 2012, the Company granted fully-vested options to acquire 4,649,000 common shares with a weighted average fair value of $0.62 per option resulting in share-based payments expense of $2,901,822. An additional $3,513 in share-based payments was recognized in respect of the vesting of options granted in prior years for a total of $2,905,335 in share-based payments expensed during the year ended February 29, 2012.

The following assumptions were used for the Black-Scholes valuation of options granted during the years:

	2012	2011

Risk-free interest rate	2.4%	2.1 – 2.9%
Expected life	3.55 years	5 years
Annualized volatility	67%	67 – 68%
Dividend rate	0%	0%

(e)	Warrants:

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average
		Exercise Price

Outstanding at March 1, 2010	487,071	$0.85
Issued	1,893,750	1.06
Exercised	(517,500)	0.90
Expired	-	-
Outstanding at February 28, 2011	1,863,321	$1.05
Issued	-	-
Exercised	(976,389)	0.89
Expired	(286,932)	0.86
Outstanding and exercisable at February 29, 2012	600,000	$1.40

As at February 29, 2012, the following share purchase warrants were outstanding and exercisable:

Expiry Date	Number of Warrants	Exercise Price
November 16, 2012	600,000	$1.40

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

11.	RELATED PARTY TRANSACTIONS

The Company incurred costs with directors and companies related by directors in common as follows:

	Year ended February	Year ended February
	29, 2012	28, 2011

Professional and consulting fees	$483,340	$513,780
Salaries and benefits	$850,277	$629,611

Professional and consulting fees and salaries and benefits have been expensed to operations, or capitalized to Investment in Oromin Joint Venture Group Ltd., based on the nature of the expenditure.

Included in trade and other payables at February 29, 2012 is $59,224 (February 28, 2011 - $59,087) due to directors and companies with common directors.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel, including the CEO, CFO, and Directors, are as follows:

	Year ended February	Year ended February
	29, 2012	28, 2011

Salaries and other short-term benefits	$1,572,859	$1,261,204
Share-based payments	$1,385,682	$2,207,715

12.	SEGMENT INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s investment in Oromin Joint Venture Group Ltd., exploration and evaluation assets, and property, plant and equipment are located in the following geographic areas:

	As at February	As at February	As at March
	29, 2012	28, 2011	1, 2010
Sénégal	$76,371,325	$67,508,460	$50,632,970
Canada	63,700	114,235	163,971

	$76,435,025	$67,622,695	$50,796,941

13.	COMMITMENTS

Effective April 1, 2009 the Company became a joint party to a lease on its office premises in Vancouver, Canada, which terminates May 31, 2013. Jointly with a company related by having a number of common directors, the Company is committed to annual lease payments as follows:

2013	$ 241,280	For the 12 month fiscal year
2014	$ 60,828	For the three months from March 1, 2013 to termination

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, receivables, marketable securities, and trade and other payables.

(a)	Financial assets and liabilities by category

At February 29, 2012
				Other
	FVTPL	Loans and	Available-	financial	Total
		receivables	for-sale	liabilities
Financial assets
Cash	$3,927,251	$-	$-	$-	$ 3,927,251
Receivables	-	101,475	-	-	101,475
Marketable securities	-	-	41,927	-	41,927
Total financial assets	3,927,251	101,475	41,927	-	4,070,653
Financial liabilities
Trade and other payables	$-	$-	$-	$286,256	$ 286,256

At February 29, 2011
				Other
	FVTPL	Loans and	Available-	financial	Total
		receivables	for-sale	liabilities
Financial assets
Cash	$ 16,230,612	$-	$-	$-	$ 16,230,612
Receivables	-	303,078	-	-	303,078
Marketable securities	-	-	89,843	-	89,843
Total financial assets	16,230,612	303,078	89,843	-	16,623,533
Financial liabilities
Trade and other payables	$-	$-	$-	$351,104	$ 351,104

At March 1, 2010
				Other
	FVTPL	Loans and	Available-	financial	Total
		receivables	for-sale	liabilities
Financial assets
Cash	$ 10,003,721	$-	$-	$-	$ 10,003,721
Receivables	-	166,345	-	-	166,345
Marketable securities	-	-	89,843	-	89,843
Total financial assets	10,003,721	166,345	89,843	-	10,259,909
Financial liabilities
Trade and other payables	$-	$-	$-	$620,898	$ 620,898

(b)	Fair value of financial instruments
The carry values of receivables and trade and other payables approximate their fair values due to their relatively short maturity.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

14.	FINANCIAL INSTRUMENTS (CONTINUED)

(c)	Fair value hierarchy

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

  Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data

The following tables illustrate the valuation method of the Company’s financial instruments carried at fair value as at February 29, 2012, February 28, 2011 and March 1, 2010:

At February 29, 2012	Level 1	Level 2	Level 3	Total
Cash	$3,927,251	$-	$-	$3,927,251
Marketable securities	$41,927	$-	$-	$41,927

At February 28, 2011	Level 1	Level 2	Level 3	Total
Cash	$16,230,612	$-	$-	$16,230,612
Marketable securities	$89,843	$-	$-	$89,843

At March 1, 2010	Level 1	Level 2	Level 3	Total
Cash	$10,003,721	$-	$-	$10,003,721
Marketable securities	$89,843	$-	$-	$89,843

15.	FINANCIAL RISK MANAGEMENT

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign currency risk, liquidity risk, equity market risk, interest rate risk and credit risk. The Company’s objective with respect to financial risk management is to minimize potential adverse effects on the Company’s financial position and performance. Management is responsible to the Board of Directors for establishing controls and procedures with the objectives that financial risks are mitigated to acceptable levels.

(a)	Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash in United States dollars (USD), however, at February 29, 2012 the Company’s exposure to exchange rate changes for the USD was not material. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

15.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At February 29, 2012 the Company held cash resources of $3,927,251 and had trade and other payables of $286,256 and was able to meet its obligations as they became due. The Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations as they become due, the Company will depend on management’s ability to raise the funds required through future equity financings. If such funds cannot be raised, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

(c)	Equity market risk

The Company is exposed to equity price risk arising from its investments, which are marketable securities classified as available-for-sale. The Company’s maximum exposure to equity price risk is the carrying value of its investments.

(d)	Interest rate risk

The Company’s exposure to interest rate risk is not material. The nature of its financial instruments do not lead to any material risk that their fair values or future cash flows will fluctuate because of changes in market interest rates.

(e)	Credit risk

Credit risk is the risk of financial loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations. The Company has no material counter-parties to its financial instruments with the exception of the financial institutions which hold its cash deposits. The Company manages this credit risk by investing its cash in interest-bearing accounts at a major Canadian chartered bank, or, to a lesser extent, at major banks in Sénégal. The Company’s material receivables consist primarily of sales tax receivables due from the federal government of Canada. Because of these circumstances, the Company does not believe it has a material exposure to credit risk.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

15.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(f)	Capital Management

The capital of the Company consists of the items included in equity. The Company manages its capital structure and makes adjustments to it based on the funds required by and available to the Company. The Company’s objective for capital management is to plan for the capital required to support the Company’s ongoing acquisition and exploration of its mineral properties and to provide sufficient funds for its corporate activities.

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

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year ended	Year ended
	February 29, 2012	February 28, 2011
		(Note 19)
Non-cash operating activities
Accounts payable incurred for resource property expenditures	$-	$98,998

Non-cash financing activities
Exercise of stock options	$(5,246)	$(285,267)
Share-based payments reserve allocated to share capital on
exercise of stock options	5,246	285,267
Shares issued for exploration and evaluation assets	-	5,555
Warrants issued for underwriter’s compensation	-	582,371
Share-based payments reserve arising from underwriter’s
compensation warrants	-	(582,371)
Exercise of underwriter’s compensation warrants	(278,387)	(134,520)
Share-based payments reserve allocated to share capital on exercise of underwriter’s compensation warrants	278,387	134,520
	$-	$5,555
Non-cash investing activities
Expenditures on exploration and evaluations assets incurred through shares issued	$-	$(5,555)

Interest paid during the year	$-	$-
Income taxes paid during the year	$-	$-

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

17.	INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	Year ended	Year ended
	February 29, 2012	February 28, 2011
Loss for the year before income taxes	$(8,207,833)	$(9,783,496)
Expected income tax recovery	$2,155,000	$2,757,000
Non-deductible expenditures	(609,000)	(1,988,000)
Impact of different tax rates and other	(107,000)	(106,000)
Changes in unrecognized deductible temporary differences	(1,439,000)	(663,000)
Income tax (expense) recovery	$-	$-

The Canadian income tax rate declined during the year due to changes in the law that reduced corporate income tax rates in Canada.

The deductible temporary differences and unused tax losses that are not recognized as deferred tax assets are as follows:

	Year ended	Expiry dates	Year ended
	February 29,		February 28,
	2012		2011
Equipment and cumulative eligible capital	$343,000	Not applicable	$228,000
Exploration and evaluation assets	6,075,000	Not applicable	6,075,000
Financing costs	2,504,000	2033 to 2036	3,787,000
Marketable securities and other	49,000	Not applicable	-
Capital losses available for future periods	2,941,000	Not applicable	41,000
Non-capital losses available for future periods	11,965,000	2015 to 2032	7,908,000

Tax attributes are subject to review, and potential adjustments, by tax authorities.

18.	CONTINGENCY

In October 2011 the Company entered into a series of retention agreements with a number of its officers, employees and key consultants providing for the possibility of certain payments to be made to those parties upon the conclusion of a change in control transaction, as that term is normally understood in the Company’s industry. In the event of such a change in control transaction, the Company could become liable for the payment of up to a total of $2,274,000 in termination payments. Of this amount, a total of up to $1,546,500 could become payable to senior officers and directors.

19.	TRANSITION TO IFRS

As stated in note 2, these are the Company's first consolidated annual financial statements prepared in accordance with IFRS. An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in this note.

The accounting policies in note 2 have been applied in preparing the consolidated financial statements for the year ended February 29, 2012, the comparative information for the year ended February 28, 2011, and the preparation of an opening IFRS statement of financial position on the transition date, being March 1, 2010.

In preparing the consolidated financial statements for the year ended February 29, 2012, comparative information for the year ended February 28, 2011 have been adjusted from amounts reported previously in the financial statements prepared in accordance with GAAP.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

19.	TRANSITION TO IFRS (CONTINUED)

The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to apply the following IFRS 1 optional exemptions:

  IFRS 2, Share-Based Payments, has not been applied to equity instruments granted after November 7, 2002 which had not vested as of the transition date.

  IFRS 3, Business Combinations, has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

  The Company has applied the transitional provision in IFRIC 4, Determining whether an Arrangement contains a Lease, and has assessed all arrangements as at the transition date.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

19.	TRANSITION TO IFRS (CONTINUED)

The reconciliation between the GAAP and IFRS consolidated statement of financial position as at March 1, 2010 is provided below:

		As at March 1, 2010
		Effect of
		transition to
	GAAP	IFRS	IFRS
ASSETS
Current Assets
Cash	$13,104,968	$(3,101,247)	$10,003,721
Receivables	222,815	(56,470)	166,345
Marketable securities	89,843	-	89,843
Deposits and prepaid expenses	63,855	(5,180)	58,675
Total current assets	13,481,481	(3,162,897)	10,318,584
Non-Current Assets
Investment in Oromin Joint Venture Group Ltd.	-	50,632,970	50,632,970
Exploration and evaluation assets	54,013,565	(52,910,532)	1,103,033
Property, plant and equipment	163,971	-	163,971
Advances to joint venture	36,374	36,374	72,748
Deposits	274,007	(274,007)	-
Performance bond – restricted cash	43,025	-	43,025
Total non-current assets	54,530,942	(2,515,195)	52,015,747
Total Assets	$68,012,423	$(5,678,092)	$62,334,331
LIABILITIES AND EQUITY
Current Liabilities:
Trade and other payables	$1,700,992	$(1,080,094)	$620,898
Equity
Share capital	82,876,200	-	82,876,200
Share-based payments reserve	11,244,638	-	11,244,638
Investment revaluation reserve	(281,507)	-	(281,507)
Deficit	(27,527,900)	(4,597,998)	(32,125,898)
Total equity	66,311,431	(4,597,998)	61,713,433
Total Liabilities and Equity	$68,012,423	$(5,678,092)	$62,334,331

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

19.	TRANSITION TO IFRS (CONTINUED)

The reconciliation between the GAAP and IFRS consolidated statement of financial position as at February 28, 2011 is provided below:

	As at February 28, 2011
		Effect of
	GAAP	transition to IFRS	IFRS
ASSETS
Current Assets
Cash	$18,508,910	$(2,278,298)	$16,230,612
Receivables	503,784	(200,706)	303,078
Marketable securities	89,843	-	89,843
Deposits and prepaid expenses	83,076	708,767	791,843
Total current assets	19,185,613	(1,770,237)	17,415,376
Non-Current Assets
Investment in Oromin Joint Venture Group Ltd.	-	67,508,460	67,508,460
Exploration and evaluation assets	73,563,978	(73,563,978)	-
Property, plant and equipment	114,235	-	114,235
Deposits	720,686	(720,686)	-
Advances to joint venture	57,138	57,138	114,276
Performance bond - restricted cash	26,539	-	26,539
Total non-current assets	74,482,576	(6,719,066)	67,763,510
Total Assets	$93,668,189	$(8,489,303)	$85,178,886
LIABILITIES AND EQUITY
Current Liabilities
Trade and other payables	$1,435,004	$(1,083,900)	$351,104
Equity
Share capital	111,298,040	-	111,298,040
Share-based payments reserve	15,710,104	10,539	15,720,643
Investment revaluation reserve	(281,507)	-	(281,507)
Deficit	(34,493,452)	(7,415,942)	(41,909,394)
Total equity	92,233,185	(7,405,403)	84,827,782
Total Liabilities and Equity	$93,668,189	$(8,489,303)	$85,178,886

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

19.	TRANSITION TO IFRS (CONTINUED)

The reconciliation between the GAAP and IFRS total comprehensive loss for the year ended February 28, 2011 is provided below:

	Year ended February 28, 2011
		Effect of
	GAAP	transition to IFRS	IFRS
EXPENSES
Amortization	$50,535	$-	$50,535
Filing and transfer agent fees	69,150	-	69,150
Office and rent	352,214	-	352,214
Professional and consulting fees	397,424	-	397,424
Salaries and benefits	690,397	-	690,397
Share-based payments	4,302,882	10,539	4,313,421
Travel and public relations	272,588	-	272,588
	(6,135,190)	(10,539)	(6,145,729)
OTHER INCOME (LOSS)
Corporate advisory fee	-	(2,807,405)	(2,807,405)
Equity income from investment in Oromin Joint
Venture Group Ltd.	-	123,000	123,000
Foreign exchange gain (loss)	12,112	(123,000)	(110,888)
Interest income	105,234	-	105,234
Write-off of exploration and evaluation assets (Note 7)	(1,443,355)	-	(1,443,355)
Project administration cost recoveries	495,647	-	495,647
	(830,362)	(2,807,405)	(3,637,767)
Loss for the year	(6,965,552)	(2,817,944)	(9,783,496)

Other comprehensive income (loss)	-	-	-

Total comprehensive loss for the year	$(6,965,552)	$(2,817,944)	$(9,783,496)

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

19.	TRANSITION TO IFRS (CONTINUED)

The reconciliation between the GAAP and IFRS consolidated statements of cash flows for the year ended February 28, 2011 is provided below:

	Year ended February 28, 2011
		Effect of transition
	GAAP	to IFRS	IFRS
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(6,965,552)	$(2,817,944)	$(9,783,496)
Items not affecting cash:
Share-based payments	4,302,882	10,539	4,313,421
Amortization	50,535	-	50,535
Write-off of exploration and evaluation assets	1,443,355	-	1,443,355
Changes in non-cash working capital items:
Receivables	(280,969)	144,236	(136,733)
Deposits and prepaid expenses	(19,221)	(713,947)	(733,168)
Trade and other payables	(189,935)	-	(189,935)
Net cash used in operating activities	(1,658,905)	(3,377,116)	(5,036,021)
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Oromin Joint Venture Group Ltd.	-	(16,980,459)	(16,980,459)
Exploration and evaluation assets	(20,790,259)	20,480,602	(309,657)
Advances to joint venture	(20,764)	(20,764)	(41,528)
Deposits	(720,686)	720,686	-
Purchase of property, plant and equipment	(799)	-	(799)
Net cash used in investing activities	(21,532,508)	4,200,065	(17,332,443)
CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for cash	31,118,950	-	31,118,950
Share issue costs	(2,540,081)	-	(2,540,081)
Proceeds from performance bond - restricted cash	16,486	-	16,486
Net cash provided by financing activities	28,595,355	-	28,595,355
Change in cash	5,403,942	822,949	6,226,891
Cash, beginning of year	13,104,968	(3,101,247)	10,003,721
Cash, end of year	$18,508,910	(2,278,298)	$16,230,612

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

19.	TRANSITION TO IFRS (CONTINUED)

NOTES TO RECONCILIATION

(a)	Basis of Consolidation

Under GAAP, the Company accounted for its interest in OJVG as a joint venture. A joint venture is defined as an entity, asset or operation that is subject to joint control and under GAAP all joint venture arrangements, except those that are variable interest entities, must be accounted for using proportionate consolidation.

Under IFRS, the Company can elect to use either the equity method or proportionate consolidation method to account for its interest in OJVG. The Company has elected to apply the equity method to account for its interest in OJVG, and the carrying value of the investment is the Company’s cost of the investment to date. The Company made this election because under the new IFRS standard, IFRS 11, Joint Arrangements, the equity method will become compulsory for joint ventures for fiscal years beginning on or after January 1, 2013 and the Company does not wish to further revise its accounting practices when this comes into effect.

(b)	Share-Based Payments

Under GAAP, the Company measured share-based payments related to stock options at the fair value of the options granted using the Black-Scholes option pricing model and recognized this expense over the vesting period of the options. For the purpose of accounting for share-based payment transactions an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees, contractors and consultants are measured on the date of grant. Forfeitures are recognized as they occur.

IFRS 2, similar to GAAP, requires the Company to measure share-based payments related to stock options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that share-based payments be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share-based payment transactions an individual is classified as an employee when the individual is an employee for legal or tax purposes (“direct employee”) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and consultants being classified as employees under IFRS. However, the Company has determined that no adjustments were required for the year ended February 28, 2011.

Under GAAP, the Company recognized an expense related to their share-based payments on a straight-line basis over the vesting period. Under IFRS, the Company is required to recognize the expense over the individual vesting periods for the graded vesting awards. There were no unvested options at the transition date. Adjustments have been made for recognizing share-based payments with graded vesting for the year ended February 28, 2011.

IFRS 2 requires an entity to estimate the number of equity-settled instruments that are expected to vest and to make adjustments to the actual number that vest unless forfeitures are due to market conditions. The Company has determined the forfeiture rate to be nil and, therefore, no adjustments have been made for the year ended February 28, 2011.

(c)	Corporate advisory fee

Under GAAP, the Company capitalized its corporate advisory fees as resource property costs. Upon transition to IFRS, the Company changed its accounting policy to recognize these fees as expenditures as they are incurred.

Financial Statements
[Expressed in Canadian dollars]

Oromin Joint Venture Group Ltd.
February 29, 2012 and February 28, 2011

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Oromin Joint Venture Group Ltd.

We have audited the accompanying financial statements of Oromin Joint Venture Group Ltd., which comprise the statements of financial position as at February 29, 2012 and February 28, 2011 and the statements of comprehensive income (loss), changes in shareholders’ deficiency and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Oromin Joint Venture Group Ltd. as at February 29, 2012 and February 28, 2011 and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of matter

Without qualifying our opinion, we draw attention to note 1 in the financial statements which indicates that the Company has a shareholders’ deficiency of $23,655,109. This condition, along with other matters as set forth in note 1, indicates the existence of a material uncertainty that may cast significant doubt about Oromin Joint Venture Group Ltd.’s ability to continue as a going concern.

/s/ Ernst & Young

Chartered Accountants
Vancouver, Canada,
July 11, 2012.

Oromin Joint Venture Group Ltd.

STATEMENTS OF FINANCIAL POSITION
[Expressed in Canadian dollars]

As at

	February 29,	February 28,
	2012	2011
	$	$

ASSETS
Current
Cash	237,371	4,556,596
Prepaid expenses	29,572	23,837
Total current assets	266,943	4,580,433
Intangible exploration and evaluation assets [note 3]	155,503,549	133,562,338
	155,770,492	138,142,771

LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current
Trade and other payables [note 6]	1,851,646	3,345,505
Due to related party [note 6]	91,203	24,597
Total current liabilities	1,942,849	3,370,102
Advances [note 4]	143,273,607	122,175,316
Accrued interest [note 4]	34,209,145	22,623,819
Total liabilities	179,425,601	148,169,237
Nature and continuance of operations [note 1]
Commitments [note 9]

Shareholders’ deficiency
Share capital [note 5]	—	—
Deficit	(23,655,109)	(10,026,466)
Total shareholders’ deficiency	(23,655,109)	(10,026,466)
	155,770,492	138,142,771

See accompanying notes

Oromin Joint Venture Group Ltd.

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
[Expressed in Canadian dollars]

	Year ended	Year ended
	February 29,	February 28,
	2012	2011
	$	$

EXPENSES
Audit and accounting fees	(393,615)	—
Bank charges	4,579	(708)
	(389,036)	(708)
Other income (loss)
Interest expense [note 4]	(11,347,750)	(9,085,855)
Foreign exchange gain (loss)	(1,891,857)	10,128,929
Total comprehensive income (loss)	(13,628,643)	1,042,366

See accompanying notes

Oromin Joint Venture Group Ltd.

STATEMENTS OF CHANGES IN
SHAREHOLDERS’ DEFICIENCY
[Expressed in Canadian dollars]

For the years ended February 29, 2012 and February 28, 2011

	Shares	Capital	Deficit	Total
	#	$	$	$

Balance, February 28, 2010	200	—	(11,068,832)	(11,068,832)
Total comprehensive income	—	—	1,042,366	1,042,366
Balance, February 28, 2011	200	—	(10,026,466)	(10,026,466)
Total comprehensive loss	—	—	(13,628,643)	(13,628,643)
Balance, February 29, 2012	200	—	(23,655,109)	(23,655,109)

See accompanying notes

Oromin Joint Venture Group Ltd.

STATEMENTS OF CASH FLOWS
[Expressed in Canadian dollars]

	Year ended	Year ended
	February 29,	February 28,
	2012	2011
	$	$

OPERATING ACTIVITIES
Comprehensive income (loss) for the year	(13,628,643)	1,042,366
Add (deduct) items not affecting cash
Accrued interest on shareholder loans	11,347,750	9,085,855
Foreign exchange gain (loss)	1,891,857	(10,128,929)

Changes in non-cash working capital balances
Prepaid expenses	(5,735)	166,127
Due to related party	66,606	2,906
Cash provided by (used in) operating activities	(328,165)	168,325

INVESTING ACTIVITIES
Intangible exploration and evaluation assets	(23,435,070)	(36,529,075)
Cash used in investing activities	(23,435,070)	(36,529,075)

FINANCING ACTIVITIES
Advances from shareholders	19,274,808	34,468,142
Cash provided by financing activities	19,274,808	34,468,142

Impact of foreign exchange on cash balances	169,202	246,710

Net decrease in cash during the year	(4,319,225)	(1,645,898)
Cash, beginning of year	4,556,596	6,202,494
Cash, end of year	237,371	4,556,596

See accompanying notes

Oromin Joint Venture Group Ltd.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 29, 2012 and February 28, 2011

1. NATURE AND CONTINUANCE OF OPERATIONS

The financial statements of Oromin Joint Venture Group Ltd. [the “Company”] for the year ended February 29, 2012, were authorized for issue in accordance with a resolution of directors of the Company on July 11, 2012.

The Company was incorporated on August 18, 2006 under the Company Act of British Virgin Islands. The address of the Company’s registered office is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands. The Company is domiciled in the British Virgin Islands. The Company holds all right, title and interest in and to the exploration concession and mining license in Sénégal known as the “OJVG Project”, the Company’s sole mineral property interest.

The Company is in the business of exploring its mineral property and its current activities are in exploration and evaluation. The recoverability of the Company’s expenditures on its mineral property is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

The Company has sustained substantial losses from operations since inception, has a shareholders’ deficiency of $23,655,109 and has no current source of revenue. Continued operations of the Company are dependent upon its ability to receive continued financial support from its shareholders, complete public or private equity or debt financings, or generate profitable operations in the future. These matters may cast significant doubt as to the Company’s ability to continue as a going concern.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The financial statements of the Company have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”].

The financial statements have been prepared on a historical cost basis.

Oromin Joint Venture Group Ltd.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 29, 2012 and February 28, 2011

Foreign currency translation

The financial statements are presented in Canadian dollars, which is the Company’s functional currency and presentation currency.

Transactions in foreign currencies are translated to the functional currency at exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date and non-monetary assets and liabilities are translated at historical rates. Gains and losses are recorded in the statement of comprehensive income (loss).

Financial instruments

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, available for sale financial assets and financial liabilities at amortized cost. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial liabilities at amortized cost

The Company’s trade and other payables, due to related party, advances and accrued interest are classified as financial liabilities at amortized cost and are initially measured at fair value and subsequently measured at amortized cost.

Impairment of financial assets

Financial assets or a group of financial assets are assessed for indicators of impairment at each statement of financial position reporting date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. Objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or
  default or delinquency in interest or principal payments; or
  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

Oromin Joint Venture Group Ltd.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 29, 2012 and February 28, 2011

For loans and receivables carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the asset’s original effective interest rate. The carrying amount of the asset is reduced by the impairment loss through the use of a provision account. Subsequent recoveries of amounts previously written off are credited against the provision account. Changes in the carrying amount of the provision account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Exploration and evaluation

Mineral properties

Exploration and evaluation expenditures are recognized as an exploration and evaluation asset in the year in which they are incurred where the following conditions are satisfied:

  the rights to tenure of the area of interest are current; and
  at least one of the following conditions is also met:
    the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; or
    exploration and evaluation activities in the area of interest have not, at the reporting date, reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Exploration and evaluation assets are initially measured at cost and include acquisition of rights to explore, studies, exploratory drilling, trenching and sampling, and associated activities used in exploration and evaluation activities. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to the operational activities in a particular area of interest. Borrowing costs are expensed as incurred.

Exploration and evaluation assets are only carried forward to the extent they will be utilized in future production activities once evaluation of the expenditure has been undertaken in conjunction with the expected plans for the project.

Oromin Joint Venture Group Ltd.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 29, 2012 and February 28, 2011

Impairment of exploration and evaluation assets

Exploration and evaluation assets are assessed for impairment if [i] sufficient data exists to determine technical feasibility and commercial viability, or [ii] facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The recoverable amount of the exploration and evaluation asset is estimated to determine the extent of the impairment loss [if any].

Restoration and rehabilitation provision

A provision for restoration and rehabilitation is recognized when there is a present legal or constructive obligation, as a result of exploration, development, or production activities undertaken, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the provision can be measured reliably. The estimated future obligations include the costs of removing facilities, abandoning sites and restoring the affected areas. The restoration and rehabilitation provision is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements. Future restoration costs are reviewed at least annually and any changes in the estimate are reflected in the present value of the restoration and rehabilitation provision at each reporting date. To date the Company does not have any significant restoration obligations.

Segment reporting

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. The Company’s sole mineral property is located in the Republic of Sénégal.

Use of judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of income and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the determination of impairment of assets and to the restoration and rehabilitation provision. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Oromin Joint Venture Group Ltd.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 29, 2012 and February 28, 2011

In particular, information about significant areas of judgment and estimation uncertainty considered by management in preparing the financial statements is described below.

Mine rehabilitation provision [note 3]

The Company assesses its mine rehabilitation provision annually. Significant estimates and assumptions are made in determining the provision for mine rehabilitation as there are numerous factors that will affect the ultimate liability payable. In the Company’s judgment, there is no significant provision required to date.

Impairment of assets [note 3]

The Company assesses the cash generating unit annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Management has assessed the cash generating unit as being the individual mine site, which is the lowest level for which cash inflows are largely independent of those of other assets.

Production start date [note 3]

The Company assesses the stage of each mine under construction to determine when a mine moves into the production stage being when the mine is substantially complete and ready for its intended use. The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the production phase is considered to commence and all related amounts are reclassified from “intangible exploration and evaluation assets” to “producing mines” and “property, plant and equipment”. Some of the criteria used will include, but are not limited to, the following:

  Level of capital expenditure incurred compared to the original construction cost estimates
  Completion of a reasonable period of testing of the mine plant and equipment
  Ability to produce metal in saleable form [within specifications]
  Ability to sustain ongoing production of metal

Oromin Joint Venture Group Ltd.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 29, 2012 and February 28, 2011

When a mine development/construction project moves into the production stage, the capitalization of certain mine development/construction costs ceases and costs are either regarded as forming part of the cost of inventory or expensed, except for costs that qualify for capitalization relating to mining asset additions or improvements, underground mine development or mineable reserve development. It is also at this point that depreciation/amortization commences.

New standards not yet adopted

  IAS 1, Presentation of Financial Statements – The IASB has amended the disclosure requirement of items presented in other comprehensive income [“OCI”], including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its financial statements.
  IFRS 7, Financial Instruments: Disclosures - In December 2011, the IASB amended IFRS 7, Financial Instruments: Disclosures requiring additional disclosures on offsetting of financial assets and financial liabilities. This amendment is effective for annual periods beginning on or after January 1, 2013. This standard also requires additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 [or otherwise when IFRS 9 is first applied]. IAS 32, Financial Instruments: Presentation, was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its financial statements.
  IFRS 9, Financial Instruments - The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement [“IAS 39”], in its entirety with IFRS 9, Financial Instruments
  [“IFRS 9”] in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions. The Company is currently evaluating the impact the final standard is expected to have on its financial statements.

Oromin Joint Venture Group Ltd.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 29, 2012 and February 28, 2011

  IFRS 10, Consolidated Financial Statements – This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard [i] requires a parent entity [an entity that controls one or more other entities] to present consolidated financial statements; [ii] defines the principle of control, and establishes control as the basis for consolidation; [iii] sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and [iv] sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
  IFRS 11, Joint Arrangements – This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
  IFRS 12, Disclosure of Involvement with Other Entities – This standard requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.
  IFRS 13, Fair Value Measurement – This standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements [and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements], except for: share-based payment transactions within the scope of IFRS 2, Share-based Payment; leasing transactions within the scope of IAS 17, Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2, Inventories or value in use in IAS 36, Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Oromin Joint Venture Group Ltd.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 29, 2012 and February 28, 2011

3. INTANGIBLE EXPLORATION AND EVALUATION ASSETS

In October 2004, one of the founding shareholders of the Company, Oromin Explorations Ltd. [“Oromin”] was awarded an exploration concession in Sénégal known as the Sabodala Project [since renamed the “OJVG Project”], and Oromin’s rights were formalized in a Mining Convention with the government of Sénégal dated February 17, 2005 and updated thereafter. The Mining Convention granted Oromin the sole right to acquire a 100% interest in this project, subject to a 10% free carried interest, after repayment of capital and accrued interest thereon, held in favour of the government of Sénégal.

The OJVG Project was subsequently transferred by Oromin to Oromin Joint Venture Group Ltd. [the “Company”], a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited [“SHL”], a company wholly owned by Oromin, 43.5% by Bendon International Ltd. [“Bendon”], a company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company [“Badr”], a company based in Saudi Arabia. Oromin is the operator of the OJVG Project and recovers its related administration costs from the Company.

In order to acquire and maintain in good standing its interest in the OJVG Project, Oromin or the Company were obliged to spend at least US$32 million on exploration of the OJVG Project through December 2009 through a series of expenditure milestones, conditions which were met on schedule. Having met these milestone conditions, on January 26, 2010 the Company was granted a renewable exploitation license for the OJVG Project for a term of fifteen years. This license allows the Company to carry out mining operations once feasibility is established.

Under the Mining Code of Sénégal, the mining license must be held by a Sénégalese company and accordingly the Company is in the process of establishing an operating company under the laws of Sénégal. The operating company will be owned by the Company as to 90% and by the Government of Sénégal as to 10%. The interest of the Government of Sénégal is fully carried, subject to the capital and accrued interest recoveries set out above, and the government is also entitled to a royalty equal to 3% of net smelter returns. Under the terms of the Mining Convention, the Company is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.

Effective March 28, 2011, the Mining Convention in respect of the OJVG Project was altered by a rider agreement. Among other matters, this agreement [i] committed the Company to invest US$450,000 per year for the social development of local communities until the date of first commercial production, increasing to US$800,000 per year from the date of first commercial production; [ii] established the Company’s holiday from most forms of taxation in Sénégal to be eight years from the date of issue of its mining license, which is January 26, 2010; and [iii] committed the Company to contribute up to US$150,000 per year starting from the date of first commercial production for mining-related training of Sénégalese nationals.

Oromin Joint Venture Group Ltd.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 29, 2012 and February 28, 2011

The Company was incorporated in August 2006 in anticipation of the completion of an initial expenditure obligation, and in December 2006, SHL, Bendon and Badr completed a shareholders’ agreement governing the conduct of the Company and the OJVG Project. Under the terms of a prior agreement, which was superseded by the establishment of the Company, Bendon provided an initial US$2.8 million in exploration expenditures with Oromin providing the next US$5.2 million. Following the completion of the initial US$8 million obligation in October 2006, SHL and Bendon were required to fund and have been funding further exploration and related costs of the OJVG Project equally; Badr has a free carried interest through the commencement of production, subject to repayment of capital and accrued interest thereon.

The Company became a stand-alone incorporated entity effective March 1, 2007. Prior to that date its exploration costs were incurred as an unincorporated joint venture among Oromin, Bendon and Badr. That joint venture commenced its activities effective December 1, 2004 being the beginning of the first fiscal quarter of the joint venture following the notification of the award of the mining concession as set out above.

During the period April 2004 to November 2004, the shareholders incurred costs of $498,663, which have not been included as they were incurred prior to any legal tenure being established. Of this amount, $269,717 was paid by Oromin and $228,946 by Bendon.

Oromin Joint Venture Group Ltd.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 29, 2012 and February 28, 2011

Exploration and evaluation costs capitalized by the Company are summarized as follows:

$

Balance, February 28, 2010	96,459,272

Camp operation	2,852,720
Contractors and geological staff [note 6]	2,245,250
Drilling	17,416,654
Engineering	5,602,991
Exploration office	731,859
Land and legal [note 6]	256,946
Mining concession fee	216,888
Sample analysis	3,300,694
Social programs	471,413
Travel and accommodation	1,086,338
Wages and benefits	1,788,142
Project administration [note 6]	1,133,171
37,103,066

Balance, February 28, 2011	133,562,338

Camp operation	2,383,514
Contractors and geological staff [note 6]	2,052,096
Drilling	7,383,802
Engineering	1,482,560
Exploration office	703,536
Land and legal [note 6]	290,672
Sample analysis	1,744,286
Social programs	1,502,934
Travel and accommodation	1,454,985
Wages and benefits	1,497,454
Project administration [note 6]	1,445,372
21,941,211
Balance, February 29, 2012	155,503,549

Oromin Joint Venture Group Ltd.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 29, 2012 and February 28, 2011

4. ADVANCES

	Bendon		Oromin		Totals
		Accrued		Accrued		Accrued
	Advances	interest	Advances	interest	Advances	interest
	$	$	$	$	$	$
Balance, February 28, 2010	46,830,674	7,134,642	49,218,602	7,943,439	96,049,276	15,078,081
Additions	17,234,071	4,472,332	17,234,071	4,613,523	34,468,142	9,085,855
Foreign exchange gain	(4,081,782)	(736,616)	(4,260,320)	(803,501)	(8,342,102)	(1,540,117)
Balance, February 28, 2011	59,982,963	10,870,358	62,192,353	11,753,461	122,175,316	22,623,819
Additions	9,637,404	5,593,656	9,637,404	5,754,094	19,274,808	11,347,750
Foreign exchange loss	897,336	113,436	926,147	124,140	1,823,483	237,576
Balance, February 29, 2012	70,517,703	16,577,450	72,755,904	17,631,695	143,273,607	34,209,145

In accordance with the Company shareholder agreement, the operations of the joint venture are jointly funded by Oromin and Bendon. The advances accrue interest at the prime lending rate in effect at JP Morgan Chase Bank in New York City from time to time plus 5% calculated from the date of advances. The advances and accrued interest are repaid equally from the profits of the joint venture subordinated to any due and payable third-party loans advanced for mine costs. These advances and accrued interest are denominated in US dollars. Expressed in that currency, total advances at February 29, 2012 are US$145,219,549 [February 28, 2011 - US$125,449,549] and total accrued interest at February 29, 2012 is US$34,673,773 [February 28, 2011 -US$23,230,125].

5. SHARE CAPITAL

Authorized

A maximum of 50,000 no par value shares of a single class.

Issued

Common shares: 200 [February 28, 2011 - 200]

Oromin Joint Venture Group Ltd.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 29, 2012 and February 28, 2011

6. RELATED PARTY TRANSACTIONS

Pursuant to the Shareholders Agreement Oromin acts as Operator of the Company. As set out in note 3 Oromin provides administration and management services to the Company for which it may recover related administration costs. The Company does not have senior executives as the joint venture shareholders are the key decision makers.

The Company incurred costs with Oromin and its senior officers as follows for the years then ended:

	Year ended	Year ended
	February 29,	February 28,
	2012	2011
	$	$

Project administration	1,445,372	1,133,171
Contractors and geological staff	221,968	221,867
Land and legal	259,800	239,818

These costs have been capitalized as intangible exploration and development assets on the Company’s statement of financial position.

Included in trade and other payables and due to related party at February 29, 2012 is $119,265 [February 28, 2011 - $24,597] due to Oromin in its capacity as Operator of the Company or to the senior officers described above. These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

7. INCOME TAXES

The Company is incorporated in the British Virgin Islands, a jurisdiction which does not levy a corporate income tax. To date, the Company has conducted its operations in Sénégal as a branch.

Pursuant to the Mining Code, the Company’s right title and interest in and to the OJVG Project must, in due course and prior to the commencement of commercial production, be transferred to an operating Company under the laws of Sénégal as set out in note 3. The establishment of this operating company is in process.

Oromin Joint Venture Group Ltd.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 29, 2012 and February 28, 2011

Pursuant to the Mining Convention, the OJVG Project is the beneficiary of an eight-year tax holiday commencing January 26, 2010, encompassing, among other matters, income taxation. This tax holiday shall pass through to the operating company described above upon the transfer of the rights in and to the project to the operating company.

Pursuant to a further rider agreement dated September 23, 2011, if the Company has not really committed to its investment processes by September 23, 2012 the Minister of Mines reserves the right to cancel any or all of the tax incentives granted by the Mining Code following formal notification.

The rate of corporate tax currently in effect in Sénégal is 25%.

8. SEGMENT INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s exploration and evaluation activities are conducted entirely in the Republic of Sénégal.

9. CAPITAL MANAGEMENT

The Company regards its advances from shareholders as the equivalent of capital for purposes of this policy. The Company is completely dependent on its shareholders to continue to support its operations while in the stage of its development prior to the commencement of commercial production. The Company manages its capital structure and makes adjustments to it based on the funds required by and available to the Company. The Company’s objective for capital management is to plan for the capital required to support the Company’s ongoing acquisition and exploration of its mineral property.

The Company’s mineral property is in the exploration and evaluation stage, as no production decision leading to a development stage has been made. As an exploration stage company, the Company is currently unable to self-finance its operations. The Company has historically relied on loans advanced by its shareholders to finance operations. In order to carry out the Company’s planned exploration programs and to pay for administrative costs, the Company will spend its existing working capital and seek to raise additional funds as required. The Company uses a planning and budgeting process to manage its capital requirements.

Oromin Joint Venture Group Ltd.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 29, 2012 and February 28, 2011

10. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, trade and other payables, due to related party, accrued interest and advances. The carrying values of these financial instruments approximate their fair values due to their immediate or short-term maturity or, in the case of advances, due to the market interest rate.

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign currency risk, liquidity risk, interest rate risk and credit risk. The Company’s objective with respect to financial instrument risk management is to minimize potential adverse effects on the Company’s financial position and performance. Management is responsible to the Board of Directors for establishing controls and procedures with the objectives that financial instrument risks are mitigated to acceptable levels.

Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar [CAD] may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash, trade and other payables, due to related party, accrued interest and advances in United States dollars [USD] or CFA francs – a currency which has a fixed exchange rate with the Euro. At February 29, 2012, the Company’s exposure to exchange rate changes for the CFA franc and USD were not material. To date, the Company has elected not to hedge its foreign currency exposures by futures or options strategies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At February 29, 2012, the Company held cash resources of $237,371 and had current liabilities of $1,942,849.

The Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations, the Company will depend on further advances from its shareholders. If such advances are not forthcoming, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration activities and anticipating the provision of advances from shareholders. Management and the shareholders are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments.

Oromin Joint Venture Group Ltd.

NOTES TO FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 29, 2012 and February 28, 2011

Interest rate risk

The Company’s advances from shareholders bear interest at the prime rate in effect at JP Morgan Chase Bank in New York City from time to time plus 5 percent. The Company recorded interest expense of $11,347,750 in 2012 [2011 - $9,085,855] based on the rate of 8.25 percent, a rate which has not changed since December 2008. The Company is exposed to a material increase in interest expense should the JPMC prime increase. Had the JPMC prime been one percent greater during 2012 and 2011, the Company’s interest expense would have been $12,723,235 and $10,187,171, respectively.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company has no material counterparties to its financial instruments with the exception of the financial institutions which hold its cash deposits. The Company manages this credit risk by investing its cash in interest-bearing accounts at a major Canadian chartered bank, and, to a lesser extent, at a major bank in Sénégal. Because of these circumstances, the Company does not believe it has a material exposure to credit risk.

11. COMMITMENTS

Pursuant to the Mining Convention, the Company is committed to pay to agencies of the Government of Sénégal a yearly 3 percent gold royalty based on the value at the mine site of gold mined and produced.

OROMIN EXPLORATIONS LTD.

STOCK OPTION PLAN

July 14, 2009 (as amended March 1, 2011)

OROMIN EXPLORATIONS LTD.

STOCK OPTION PLAN

1.	INTERPRETATION

1.1	Defined Terms

For the purposes of this Plan, the following terms will have the following meanings:

(a)	“Associate” has the meaning ascribed to that term under section 1(1) of the Securities Act (British Columbia);

(b)	“Assignee” means

(i)	the legal personal representatives of a Participant or

(ii)	a Permitted Assign of a Participant to whom Options have been granted or issued in accordance with subsection 4.5,

and includes the legal personal representatives and successors and permitted assigns of a Permitted Assign of a Participant;

(c)	“Blackout Period” means an interval of time

(i)	when the Disclosure Policy restricts Participants from trading in any securities of the Company because they may be in possession of confidential information; or

(ii)	when the Company has determined that one or more Participants may not trade any securities of the Company because they may be in possession of confidential information; or

(iii)	when, in accordance with the listing rules of any exchange on which the Common Shares are listed, dealings (including issuances or trades) in the securities of the Company are prohibited;

(d)	“Board” means, subject to subsection 3.1, the board of directors of the Company;

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

(h)

“Common Shares” means the common shares without par value of the Company as constituted on the date of this Plan, provided that, in the event of any adjustment pursuant to section 8, “Common Shares” will thereafter mean the securities or other property resulting from the events giving rise to the adjustment;

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

(p)	“Expiry Date” means the date set by the Board under subsection 3.2 of the Plan as the last date on which an Option may be exercised by the Participant or its Assignee;

(q)	“Grant Date” means

(i)	subject to subsection (ii), the date on which an Option is granted; or

(ii)

if applicable rules of any stock exchange on which the Common Shares are listed require that a particular Option proposed to be granted not be issued or granted until prior shareholder approval is obtained for such issuance or grant, then “Grant Date” means the date upon which the Board resolves to seek such shareholder approval and grant such Option, notwithstanding that the Option may not actually be granted and issued until a subsequent date upon receipt of the necessary shareholder approval;

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

(v)	“Offer” has the meaning set forth in subsection 7.1;

(w)	“Option” means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

(x)	“Option Agreement” means a written agreement, in the form attached hereto as Schedule A, evidencing each Option;

(y)	“Option Price” means the price per Common Share at which a Participant may purchase Option Shares as fixed by the Board, adjusted from time to time in accordance with the provisions of section 8;

(z)	“Option Shares” means the aggregate number of Common Shares that a Participant or its Assignee may purchase under an Option;

(aa)

“Outstanding Issue” is determined on the basis of the number of Common Shares that are outstanding immediately prior to the share issuance or grant of Option in question, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period;

(bb)	“Participant” means an Eligible Person to whom Options have been granted;

(cc)	“Permitted Assign” with reference to a Participant means:

(i)	a trustee, custodian, or administrator acting on behalf of, or for the benefit of the Participant,

(ii)	a corporation or other entity that is controlled by the Participant, or

(iii)	a registered retirement savings plan or a registered retirement income fund (as those terms are defined in the ITA) of the Participant;

(dd)	“Plan” means this Stock Option Plan of the Company;

(ee)	“Right” has the meaning set forth in subsection 6.6;

(ff)	“Service Provider” means:

(i)	an employee (including full-time and part-time employees) of the Company or any of its Subsidiaries;

(ii)

any other individual, corporation, partnership or other entity engaged on a bona fide basis to provide ongoing management or consulting services to the Company, to a Subsidiary or to any entity controlled by the Company or a Subsidiary for an initial, renewable or extended period of twelve months or more; and

(iii)

any individual who is providing ongoing management or consulting services to the Company, to a Subsidiary or to any entity controlled by the Company or a Subsidiary indirectly through a corporation, partnership or other entity that is a Service Provider under subsection (ii);

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

(ii)

“Unissued Option Shares” means the number of Common Shares, at a particular time, that have been allotted for issuance upon the exercise of an Option but that have not been issued, as adjusted from time to time in accordance with the provisions of section 8, such adjustments to be cumulative; and

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

(f)

to make all other determinations and to take all other actions in connection with the implementation and administration of the Plan including, without limitation, for the purpose of ensuring compliance with section 10 hereof, as it may deem necessary or advisable.

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

Except as set forth in subsection 8.4, the interpretation and construction of any provision of the Plan by the Board will be final and conclusive. All guidelines, rules, regulations, decisions and interpretations of the Board respecting the Plan, Option Agreements or the Options will be binding and conclusive on the Company and on all Participants and their Assignees.

4.	GRANT OF OPTIONS

4.1	Eligibility

Participation in this Plan is limited to Participants who are designated from time to time by the Board. Participation is voluntary and the extent to which any Participant is entitled to participate in this Plan will be determined by the Board.

4.2	Option Terms

The Board may from time to time authorize the issue of Options to Participants, or as designated by a Participant in accordance with subsection 4.5, on the terms and subject to the conditions set out in this Plan and any additional terms and conditions set out in the Option Agreement as determined by the Board in its sole and unfettered discretion. Notwithstanding any such terms:

(a)	the Board will establish the vesting terms, in accordance with subsection 4.3;

(b)	the Option Price under each Option will be not less than the Market Value on the Grant Date or such other minimum price as the Exchange may require;

(c)

the Board will set the Expiry Date for each Option at the time of issue of the Option, provided that, subject to extension in connection with a Blackout Period as provided under subsection 6.8, the Expiry Date will not be more than 10 years after the Grant Date; and

(d)	Options will not be assignable or transferable by the Participant or its Assignee, except:

(i)

to the extent necessary to enable Options that have Vested at the time of death of a Participant or its Assignee to be exercised by the legal personal representatives or beneficiary(ies) of the Participant or its Assignee as contemplated in subsection 6.5(a) and

(ii)	as provided in subsection 4.5.

The Board will not be permitted to amend the Option Price except as set out in section 8 of this Plan.

4.3	Vesting of Option Shares

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

Subject to section 8, at any time the maximum number of Common Shares that may be issuable pursuant to Options granted under the Plan, which Options are outstanding but unexercised and whether or not they are Vested, will be a number equal to 10% of the number of issued and outstanding Common Shares. For the purposes of this subsection 5.1, the total number of “issued and outstanding Common Shares” is determined on the basis of the number of Common Shares that are issued and outstanding immediately prior to the Option issuance in question, on a non-diluted basis.

5.2	Terminated or Cancelled Options

Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised, will again be available for grant under the Plan. No fractional shares will be issued. Refer to subsection 6.7 for the manner in which a fractional share value will be treated.

6.	EXERCISE OF OPTIONS

6.1	When Options May be Exercised

Subject to this section 6, an Option may be exercised to purchase any number of Option Shares up to the number of Unissued Option Shares that have Vested at any time after the Grant Date up to the close of business in the location where the Company has its principal office on the Expiry Date and will not be exercisable thereafter.

6.2	Exercise by Written Notice

Subject to the terms and conditions of this Plan, an Option may be exercised by the Participant or its Assignee completing and dating the exercise notice in the form attached as Exhibit 1 to the Option Agreement, stating that the Participant or its Assignee elects to exercise his or her rights to purchase Option Shares under such Option and the number of Option Shares in respect of which such Option is being exercised, accompanied by full payment for the Option Shares being purchased under such Option delivered to the Company at its principal office at 2000 – 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 (or such other address of the principal office of the Company at the time of exercise) addressed to the attention of the Chief Financial Officer of the Company. Delivery of any notice of exercise accompanied by the payment may be made by personal delivery, by courier service or by agent.

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

As soon as practicable after the exercise of an Option in accordance with sections 6.2 and 6.3, the Company will issue a certificate or certificates evidencing the Option Shares in respect of which the Option is exercised.

6.5	Ceasing to be an Eligible Person

If a Participant ceases to be an Eligible Person, the Options of such Participant will be exercisable as follows:

(a)	Death, Disability or Retirement

If a Participant ceases to be a an Eligible Person due to his or her death, Disability or retirement, the Options then held by the Participant or its Assignee, will, subject to subsection 6.8, be exercisable to acquire Unissued Option Shares that have Vested at the time of death, Disability or retirement at any time up to but not after the earlier of:

(i)	365 days after the date of death, Disability or retirement; and

(ii)	the Expiry Date,

provided that the Board will have the discretion to increase the period referred to in subsection (i), above, at any time for any period of time up to the Expiry Date.

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

(c)	Early Retirement, Voluntary Resignation or Termination Other than For Cause

If the Participant ceases to be an Eligible Person due to his or her retirement at the request of his or her employer, or due to his or her voluntary resignation or due to the termination of his or her employment by the Company for reasons other than Cause, the Options then held by the Participant or its Assignee will be exercisable, subject to subsection 6.8, to acquire Unissued Option Shares that have Vested at the time of retirement, resignation or termination for reasons other than Cause, at any time up to but not after the earliest of:

(i)	the Expiry Date;

(ii)	six months after ceasing to be an Eligible Person under this subsection (c); and

(iii)	six months after the date of delivery of written notice of retirement, resignation or termination (and specifically without regard to the date any period of reasonable notice, if any, would expire);

provided that the Board will have the discretion to increase the six-month period referred to in subsection (ii) or (iii) above, as applicable, at any time for any period of time up to the Expiry Date.

For greater certainty, an Option that has not Vested in respect of any Unissued Option Shares at the time that the relevant events referred to in subsections (a) or (c) occur will not be or become exercisable in respect of such Unissued Option Shares and will be cancelled.

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

No Option may be exercised by a Participant during a Blackout Period. If the Expiry Date of an Option or the deadline for exercising the Option as determined under subsection 6.5(a) or 6.5(c) of this Plan, as applicable, falls within a Blackout Period, such Expiry Date or deadline will be deemed to be extended by ten Business Days after the last day of the Blackout Period.

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

(b)	all of the Option Shares tendered by a Participant or its Assignee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of subsection (b) the Option Shares that are not taken up and paid for, will be returned by the Participant or its Assignee to the Company and reinstated as authorized but Unissued Option Shares and, with respect to such returned Option Shares, the related Options will be reinstated as if they had not been exercised and the terms for such Options becoming Vested will be reinstated pursuant to subsection 4.3. If any Option Shares are returned to the Company under this section 7, the Company will immediately refund the exercise price to the Participants or their Assignees for such Option Shares.

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

(b)	the number of Unissued Option Shares will be adjusted to that number that is the product of:

(i)	the number of Unissued Option Shares immediately before such effective date, and

(ii)	a fraction which is the reciprocal of the fraction described in subsection (a)(ii).

8.2	Special Distribution

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

Whenever there is:

(a)

a reclassification of outstanding Common Shares, a change of Common Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in subsections 8.1 or 8.2;

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

Notwithstanding subsections 8.1, 8.2 or 8.3, in the event of any reorganization (including, without limitation, consolidation, sub- division, reduction or return of the issued capital of the Company), on or prior to the Expiry Date, the rights of the Participant or its Assignee will be changed to the extent necessary at the time of such reorganization, in such manner as determined by the Board, to ensure compliance with the policies of the Exchange that apply to a reorganization of capital at the time of such reorganization. For greater certainty, any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of subsections 8.1, 8.2 or 8.3 is subject to the approval of the Exchange and any other governmental and securities regulatory authority and exchange having jurisdiction.

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

(vi)	any amendment respecting the administration of the Plan; and

(vii)	any other amendment that does not require shareholder approval under subection (d).

(d)	Shareholder approval is required for the following amendments to the Plan:

(i)	any increase in the maximum number of Option Shares that may be issuable pursuant to Options granted under the Plan set out in subsection 5.1;

(ii)	any reduction in the Option Price or extension of the Expiry Date of an Option held by an Insider;

(iii)	any change that would materially modify the eligibility requirements for participation in the Plan.

10.	COMPLIANCE WITH LEGISLATION

10.1	Approvals

The Plan is subject to the approval of:

(a)	any stock exchange on which the Company’s Common Shares are listed for trading; and

(b)	approval by the shareholders of the Company at the next general meeting of shareholders.

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

11.6	Tax Withholding

Notwithstanding any other provision contained herein, in connection with the exercise of an Option by a Participant or Assignee from time to time, as a condition to such exercise (i) the Company shall require such Participant or Assignee to pay to the Company an amount as necessary so as to ensure that the Company is in compliance with the applicable provisions of any federal, provincial or local law relating to the withholding of tax or other required deductions (the “Applicable Withholdings and Deductions”) relating to the exercise of such Options; or (ii) in the event a Participant or Assignee does not pay the amount specified in (i), the Company shall be permitted to engage a broker or other agent, at the risk and expense of the Participant or Assignee, to sell an amount of underlying Common Shares issuable on the exercise of such Option and to apply the cash received on the sale of such underlying Common Shares as necessary so as to ensure that the Company is in compliance with the Applicable Withholdings and Deductions relating to the exercise of such Options. In addition, the Company shall be entitled to withhold from any amount payable to a Participant or Assignee, either under this Plan or otherwise, such amount as may be necessary so as to ensure that the Company is in compliance with Applicable Withholdings and Deductions relating to the exercise of such Options.

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

Except as provided in subsection 4.5, no Option will be assignable or transferable by the Participant and any purported assignment or transfer of an Option will be void and will render the Option void, provided that in the event of death of the Participant or its Assignee, the legal personal representative of such Participant or its Assignee may exercise the Option in accordance with subsection 6.5.

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

Vesting Table (if applicable)

Number of Options	Date of Vesting

Options will vest on the	day of	,	20

Options will vest on the	day of	,	20

Options will vest on the	day of	,	20

Options will vest on the	day of	,	20

Options will vest on the	day of	,	20

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

In the event that the number of Subscribed Option Shares is less than the number of Option Shares (as defined in the Option Agreement), the Company will deliver to the Optionee, together with the share certificates representing the Subscribed Option Shares, the grid attached hereto as Appendix 1 showing the balance of the Option Shares which it is entitled to purchase pursuant to the Option Agreement.

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

Vested
not Vested (if
applicable)

Vested
not Vested (if
applicable)

Vested
not Vested (if
applicable)

Vested
not Vested (if
applicable)

Vested
not Vested (if
applicable)

REPUBLIC OF SENEGAL

RIDER NUMBER 1

TO THE MINING CONVENTION

FOR THE EXPLORATION OF GOLD AND CONNECTED ELEMENTS PASSED IN APPLICATION OF THE 2003-36 OF 24 /11/2003 LAW ON MINING CODE

BETWEEN

THE GOVERNMENT OF THE REPUBLIC OF SENEGAL

AND

THE COMPANY OROMIN JOINT VENTURE GROUP LTD.

(Sabodala perimeter, 230 km²)

BETWEEN

The Government of the Republic of Senegal hereafter named the State, represented by:

Mister Abdoulaye Balde, Minister of Mines, Industry, Agro-Industry and SME

ON ONE HAND

AND

The company OROMIN JOINT VENTURE GROUP LTD. Hereunder named the Company with its headquarters at, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, CANADA, represented by Mister Mustafa AL DARWISH, duly authorized president,

ON THE OTHER HAND

PREAMBLE

1.

The State of Senegal and the company Oromin Joint Venture Group Ltd. have executed a mining convention on February 17, 2005 for the search of gold and ancillary substances on the block of the Sabodala exploration perimeter having a 230 km2 surface area.

2.	Since their commencement in the context of the Mining Convention, exploration works have allowed the discovery of economically profitable mining deposits.

3.	On the basis of a feasibility study, the Company has decided to proceed with exploitation of the deposits discovered, and to request to that end the grant of a mining concession.

4.	By decree n° 2010-83 dated January 26, 2010, the State has granted to the Company a mining concession for gold and related substances at Golouma, Sabodala District and Region of Kedougou

5.

The State and the company have agreed to revise the Mining Convention dated February 17, 2005 by means of the hereby Rider n°1 taking into consideration the results of the feasibility study and the Strategic Environmental Assessment, in accordance with article 36.1 of the Mining Convention.

6.	The State commits itself to take the necessary steps so that the approval of Rider n° 1 to the Mining Convention is granted at the earliest convenience.

7.	The parties agree and declare that this rider is a modification of the Mining Convention executed on February 17, 2005 of which it is an integral part.

Therefore,

8.

In view of the Regulation n° 18.2003/CM/UEMOA on the adoption of a community mining code of the UEMOA which determines the mining policy of the Government tending to promote mineral exploration and exploitation in Senegal;

9.	In view of Law no. 2003-36 of November 24, 2003, concerning the Mining Code;

10.	In view of Decree no. 2004-647 of May 17, 2004, specifying the terms of implementation of the law concerning the Mining Code;

11.	In view of the Mining Convention dated February 17, 2005 signed between the State and the Company ;

12.

In view of Order no. 000918/MEM/DMG of March 4, 2005 granting to the company « Oromin Explorations Ltd. » a mining exploration permit relating to gold and other ancillary substances (Sabodala Perimeter, 230 km2);

13.	In view of Order no. 000599/MEM/DMG of February 7, 2007, transferring and extending to « Oromin Joint Venture Group Ltd. » and extending a mining exploration permit relating to Gold and other ancillary substances (Sabodala Perimeter, 230 km2);

14.	In view of Order no. 11077/MMI/PME/DMG of December 31, 2008, further extending a mining exploration permit relating to gold and other ancillary substances, and reducing the surface area of the extended mining exploration permit (Sabodala Perimeter, 212.6 km2);

15.	In view of the request by the “Oromin Joint Venture Group Ltd.” for a Mining Concession on the Sabodala perimeter dated August 21, 2009.

The parties have agreed to the following provisions:

ARTICLE 1: Purpose of the rider

1.1	This rider sanctions the proceeding to exploitation in the context of a Mining Concession.

The purpose of this rider is to modify the Mining Convention executed on February 17, 2005 between the State and the Company in order to take into consideration the data of the Feasibility Study and Strategic Environmental Assessment.

1.2

The present rider consists in replacing, updating, or completing certain provisions of the Mining Convention in order to define or to specify the relations between the State and the Company for the duration of the mining operations exercised pursuant to the Mining Concession.

ARTICLE 2: Exploitation Company

2.1	The Company and the State will set up an exploitation company named “Société des Mines de Golouma” (SOMIGOL), in accordance with the provisions of Article 18 of the Mining Convention.

2.2

Upon setup of SOMIGOL, the Company will transfer to SOMIGOL the guarantees, expenses, rights, responsibilities and obligations it holds as of that date under the terms of the Mining Convention dated February 17, 2005

ARTICLE 3: Name of the perimeter of the Mining Concession

The name of the perimeter of the Mining Concession previously known as “perimeter of Sabodala” shall henceforth be known as “perimeter of Golouma”.

ARTICLE 4: Title of the Mining Convention

The title page of the Mining Convention is replaced by:

MINING CONVENTION

FOR THE EXPLORATION AND EXPLOITATION OF GOLD AND CONNECTED ELEMENTS PASSED IN APPLICATION OF THE 2003-36 OF 24 /11/2003 LAW ON MINING CODE

BETWEEN

THE GOVERNMENT OF THE REPUBLIC OF SENEGAL

AND

THE COMPANY OROMIN JOINT VENTURE GROUP LTD.

(Golouma Mining Concession 212.6 km²)

ARTICLE 5: Appendices

The appendices referred to in article 3.3 of the mining Convention, and considered an integral part of the mining convention, are completed by including the following annexes:

Appendix G:	Limits and coordinates of the mining concession;
Appendix H:	Principal results of the feasibility study;
Appendix I:	Mine development plan;
Appendix J:	Principal results of the Strategic Environmental Assessment;
Appendix K:	Articles of Association of the Exploitation Company (SOMIGOL);
Appendix L:	Shareholder Loan Agreement

ARTICLE 6: Repayment of Historical Costs

Article 23.1 of the Mining Convention is deleted and replaced with the following provisions:

“The Company acknowledges the historical costs in the exploration permit fixed by the State at the amount of CFA 207,800,000. The Company confirms having reimbursed 20% of this amount on October, 26th 2006. The Company undertakes to reimburse in one payment the balance of 80% within three (3) months following the date of signature of this rider to the mining convention”.

ARTICLE 7: Mining Royalties

Article 23.3 of the Mining Convention is hereby deleted and replaced with the following provisions:

“In accordance with Article 57 of the Mining Code, the exploitation company commits to pay the State a yearly three percent (3%) gold royalty, based on the value at the mine site of the gold mined and produced during the year within the perimeter of Golouma. This shall be the only mining tax imposed on the gold production.”

ARTICLE 8: Social Program Budget

Article 23.4 of the Mining Convention is deleted and replaced with the following provisions:

“The Company commits to invest an amount of four hundred fifty thousand US dollars (450,000 $US) per year for the social development of the local communities of the Kedougou region where the project is based until the date of first commercial production. This amount will be increased to eight hundred thousand US dollars (800.000 $US) per year starting from the date of first commercial production until the end of mine life”

ARTICLE 9: Tax Holiday

9.1	The first sentence of Article 28.2 of the Mining Convention is deleted and replaced with the following provisions:

“For a period of eight (8) years from the date of issuance of the mining concession and subject to the provisions of article 29 of the mining convention, the Exploitation Company benefits of a regime of total exemption of tax, duty and rights of any kind notably:”

9.2	Article29.2 of the Mining Convention is hereby deleted and replaced with the following provisions:

“However during a period of eight (8) years starting from the date of issuance of the mining concession, the Exploitation Company benefits from the exemption of the corporate tax.”

ARTICLE 10: Institutional Support Contribution

The fourth bullet of Article 34.4 of the Mining Convention is deleted and replaced with the following provisions:

“- contribute up to one hundred fifty thousand US dollars (150,000 $US) per year starting from the date of first commercial production until the end of mine life, to the the initial training and advanced training of Senegalese nationals responsible for the promotion of the mining sector and logistical support to the technical services; this institutional support will be subject to a memorandum of agreement between the Company and the Minister in charge of Mines”

ARTICLE 11: Maintain the other clauses of the Mining Convention

Outside the amendments envisaged in the present rider, all other clauses of the mining convention are maintained and remain in force between the parties in the same terms as long as they are concordant with the grant to the Company the mining concession by Decree n° 2010-83 dated January, 26th 2010.

In witness whereof, the parties have signed the present Agreement in Dakar the 28th of March, 2011.

For the Government of the Republic of Senegal	For the company OROMIN JOINT VENTURE GROUP LTD.

“signed and sealed”	“signed”

Mister Abdoulaye BALDE	Mister Mustafa AL DARWISH
Minister of Mines	Chairman

REPUBLIC OF SENEGAL

RIDER NUMBER 2

TO THE MINING CONVENTION

FOR THE EXPLORATION AND EXPLOITATION OF GOLD AND RELATED SUBSTANCES PASSED IN APPLICATION OF THE 2003-36 OF 24 /11/2003 LAW ON MINING CODE

BETWEEN

THE GOVERNMENT OF THE REPUBLIC OF SENEGAL

AND

THE COMPANY OROMIN JOINT VENTURE GROUP LTD.

(Golouma Mining Concession, 212.6 km²)

BETWEEN

The Government of the Republic of Senegal hereafter named the State, represented by:

Mister Abdoulaye Balde, Senior Minister, Minister of Mines, Industry, Agro-Industry and SME

ON ONE HAND

AND

The company OROMIN JOINT VENTURE GROUP LTD, hereunder named the Company with its headquarters at, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, represented by

Mister Mustafa AL DARWISH, Chairman, duly authorized,

ON THE OTHER HAND

PREAMBLE

1.	The State and the Company have executed a mining convention on February 17, 2005 for the search of gold and related substances on the exploration perimeter of Sabodala having a 230 km² surface area.

2.	Since their commencement in the context of the Mining Convention, exploration works have enabled the discovery of commercially viable gold deposits.

3.

On the basis of a Preliminary Feasibility Study and a Strategic Environmental Assessment approved by the competent government bodies, the Company has decided to proceed with the mining of the deposits discovered, and to request to that end the grant of a mining concession.

4.	By decree n° 2010-83 dated January 26, 2010, the State has granted to the Company a 212.6 km² mining concession for gold and related substances at Golouma, Sabodala District and Region of Kedougou

5.

The State and the Company have executed a Rider No 1 to the mining convention on March 28, 2011 for the exploration and exploitation of gold and related substances on the Golouma Mining Concession having a 212.6 km² surface area.

6.

The State and the company have agreed to revise the Mining Convention dated February 17, 2005 by means of the hereby Rider n°2 taking into consideration the results of the work programs of the Company.

7.	The State undertakes to take the necessary steps so that the approval of Rider n° 1 to the Mining Convention is granted at the earliest convenience.

8.	The parties agree and declare that this rider is a modification of the Mining Convention executed on February 17, 2005 of which it is an integral part.

Therefore,

9.

In view of the Regulation n° 18.2003/CM/UEMOA on the adoption of a community Mining Code of the UEMOA which determines the mining policy of the Government tending to promote mineral exploration and exploitation in Senegal;

10.	In view of Law no. 2003-36 of November 24, 2003 on the Mining Code;

11.	In view of Decree no. 2004-647 of May 17, 2004, setting the terms in which the Mining Code is implemented;

12.

In view of Decree n° 2010-83 dated January 26, 2010, granting to the Company Oromin Joint Venture Group a mining concession for gold and related substances at Golouma, Sabodala District and Region of Kedougou.

13.	In view of Order no. 000918/MEM/DMG of March 4, 2005 granting to the company « Oromin Explorations Ltd. » an exploration permit for gold and related substances (Sabodala Perimeter, 230 km2);

14.	In view of Order no. 000599/MEM/DMG of February 7, 2007, transferring and extending the 230 km2 Sabodala exploration permit for gold and related substances to « Oromin Joint Venture Group Ltd. » ;

15.	In view of Order no. 11077/MMI/PME/DMG of December 31, 2008, further extending the Sabodala exploration permit for gold and related substances, and reducing the surface area of the extended exploration permit (Sabodala Perimeter, 212.6 km2);

16.	In view of the Mining Convention dated February 17, 2005 signed between the State and the Company ;

17.	In view of the Rider No 1 to the Mining Convention dated March 28, 2011 signed between the State and the Company ;

The parties have agreed to the following provisions:

ARTICLE 1: Purpose of the rider

1.1

The purpose of this rider is to revise the Mining Convention executed on February 17, 2005 between the State and the Company in order to take into consideration the results of the work programs of the Company.

1.2	This rider consists in updating article 26.3 of the Mining Convention in order to define the deadline beyond which the tax incentives granted by the mining concession can be declared null and void.

ARTICLE 2: Obligations of the holder of an exploitation mining title

Article 26.3 of the Mining Convention is deleted and replaced with the following provisions:

“If within a delay of one (1) year following the effective date of the execution of the present Rider, the investments operations are not really undertaken by the so called holders of the mining title, the tax incentives granted by the Mining Code can be declared null and void following injunction of the Minister in charge of mines”.

ARTICLE 3: Maintain of the other clauses of the Mining Convention

Outside the amendments envisaged in the present Rider, all other clauses of the mining convention as amended and completed by the Rider No 1 signed on March 28, 2011 are maintained and remain in force between the parties in the same terms as long as they are concordant with the grant to the Company of the mining concession by Decree n° 2010-83 dated January, 26th 2010.

In witness whereof, the parties have signed the present Rider in Dakar the 23rd of September 2011.

For the Government of the Republic of Senegal	For the company OROMIN JOINT VENTURE GROUP LTD.

“signed and sealed”	“signed”

Mister Abdoulaye BALDE	Mister Mustafa AL DARWISH
Senior Minister, Minister in charge of Mines	Chairman

2011 EMPLOYEE RETENTION AGREEMENT

THIS 2011 EMPLOYEE RETENTION AGREEMENT (“Agreement”) which is dated for reference October 28, 2011, is made

BETWEEN

OROMIN EXPLORATIONS LTD.,
a company under the laws of British Columbia with an office at
Suite 2000, Guinness Tower, 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

(the “Company”);

AND

IAN BROWN of
3528 West 20th Avenue,
Vancouver, British Columbia, V6S 1E7

(the “Employee”).

WHEREAS the Company is engaged in discussions which may result in a Change in Control (as defined below) of its current business;

AND WHEREAS the Company recognizes that the uncertainty and questions which a Change in Control (as defined below) may raise among management and employees of the Company could result in the departure or distraction of management personnel or employees to the detriment of the Company and its shareholders;

AND WHEREAS the Company recognizes the valuable services that the Employee has provided and is continuing to provide to the Company, and believes that it is responsible and fair to the Company that the Employee receives fair treatment in the event of a Change in Control or the termination of the Employee’s employment;

AND WHEREAS the Company is desirous of entering into an agreement to provide reasonable compensation to the Employee in the event of a Change in Control of the Company as a reward for past service and for continued service to the Company in his or her current employment up to and during the Change in Control process;

AND WHEREAS both the Company and the Employee wish formally to agree as to the terms and conditions which will govern in the event of a Change in Control;

NOW THEREFORE, in consideration of the premises hereof and of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

1.	RECITALS

1.1	The parties agree, and represent and warrant to each other, that the above recitals are true and accurate.

2.	INTERPRETATION

2.1

Unless elsewhere herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

2.2	The headings of the Articles, sections, subsections and clauses herein are inserted for convenience of reference only and shall not affect the meaning or construction hereof.

2.3

This Agreement shall be construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of this Agreement.

2.4	For the purposes of this Agreement, the Company will recognize the Employee’s service from the date the Employee was first employed by the Company, notwithstanding the date of execution hereof.

2.5	In this Agreement, except as the context otherwise requires:

(a)	“Cause” means:

(i)

Fraud, dishonesty, or any other improper conduct engaged in by the Employee that causes, or has the potential to cause, harm to the Company, or the business or reputation of the Company, including, without limitation, (A) violation by the Employee of any policies of the Company applicable to the Employee, (B) violation by the Employee of laws, rules or regulations applicable to the Employee, (C) criminal activity related to the Employee’s job or which the Company considers, in its absolute discretion, to impact its reputation adversely; or

(ii)	any other act or omission that would constitute cause at common law;

(b)	“Change in Control” means and will be deemed to have occurred when:

(i)	any change in the holding, direct or indirect, of shares in the capital of the Company as a result of which a person or group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (British Columbia), becomes the beneficial owner, directly or indirectly, of shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitle the holders thereof to cast more than 25% of the votes attaching to all shares of the Company which may be cast to elect directors of the Company;

(ii)	the consummation of a merger, consolidation, share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries;

(iii)	the Company sells, leases or otherwise disposes of all or substantially all of its assets and undertaking;

(iv)	the Company enters into any transaction or arrangement which would have the same or similar effect as the transactions referred to in paragraphs 2.5(b)(i), (ii) or (iii) above;

(c)

“Confidential Information” includes but is not limited to proprietary information of the Company not in the public domain relating to the business, business methods, business plans, and business strategies of the Company to which the Employee was privy to during his employment.

3.	DURATION

3.1	This Agreement shall remain in effect for so long as the Employee remains an employee and afterwards to the extent specified under the terms of the Agreement.

3.2	This Agreement shall expire should the Employee resign his employment with the Company or be terminated for Cause by the Company prior to the occurrence of a Change in Control.

4.	PAYMENTS

4.1

Upon the occurrence of a Change in Control as defined in the Agreement which results in or leads to the termination of the employment of the Employee with the Company, and provided the Employee is not offered employment or does not accept an offer of employment in a position that is the same or similar to his or her employment with the Company (the “Comparable Employment”) with the person or persons that have acquired the Company as a result of the Change in Control (the “New Company Owner”), the Employee shall receive from the Company a lump sum payment equal to six (6) months base salary and the equivalent of six (6) months of bonuses calculated by totalling the average of the annual bonuses paid to the employee during the past three years of employment, dividing the total amount by 36, and multiplying the result by six (6) (the “Retention Payment”).

4.2	The Retention Payment will be paid to the Employee in a lump sum after required statutory deductions within fifteen (15) days of the date of the Change in Control.

4.3

The Employee shall not be entitled to provision of the Retention Payment when the Employee is offered and accepts Comparable Employment with the New Company Owner. Should the Employee, however, decide to resign from his or her employment with the New Company Owner for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, the Employee shall be provided with a separation payment (the “Separation Payment”).

4.4

Provided that such resignation occurs within six months of such Change in Control, the Company shall provide the Separation Payment to the Employee which shall be calculated on the same basis as the Retention Payment but shall be limited to a lump sum payment equal to three (3) months of salary and bonuses.

4.5

The Separation Payment will be paid to the Employee in a lump sum after required statutory deductions within thirty (30) days of the Company being notified of the resignation of the Employee from his or her employment with the New Company Owner.

4.6	The Separation Payment will not be payable to the Employee in the event his or her employment is terminated with or without Cause by the New Company Owner.

4.7

All payments shall be net of required statutory or other withholdings, including monies owed by the Employee to the Company, and subject to any directions from the Employee to direct the funds in a legitimate tax-friendly manner.

4.8

Provision of the Retention Payment or the Separation Payment to the Employee will satisfy any and all employment claims against the Company for unpaid bonuses, notice of termination or severance in lieu of such notice.

4.9

For greater certainty, nothing in this Agreement shall be construed so as to provide the Employee with a cause of action for dismissal or constructive dismissal, or to diminish the defences of the Company to such a cause of action.

5.	CONFIDENTIALITY

5.1	Confidentiality Covenants of Employee

While employed by the Company, the Employee will not disclose nor discuss in any way, either directly or indirectly, the Confidential Information with any person except in accordance with the policies of the Company. Upon the termination of the Employee’s employment with the Company, for any reason including resignation, the Employee will not disclose nor discuss in any way, either directly or indirectly, the Confidential Information with any person except as required to fulfill the employment duties of the Employee in a position of Comparable Employment. In addition, the Employee will not disclose or discuss in any way, either directly or indirectly, now or in future, the terms of this Agreement with any other person or party except with senior management of the Company, his financial and legal consultants, his immediate family members or as required by law.

5.2	Return of Confidential Information

Promptly following the termination of the Employee’s employment with the Company, for any reason except to fulfill the requirements of a position of Comparable Employment, the Employee shall return to the Company, and will not take, keep, recreate or deliver to anyone else, or allow any third party to take, keep, recreate or deliver to anyone else:

(a)	any Confidential Information;

(b)	any copies, photographs, reports, summaries, lists or reproductions of any Confidential Information; and

(c)

any devices or equipment or media capable of storing Confidential Information, including, without limitation, computer diskettes, hard drives and other methods of electronic data storage. In the event any Confidential Information is stored or otherwise kept in or on a computer hard drive or other storage device owned by or otherwise in the possession or control of the Employee, the Employee will following the return of all Confidential Information to the Company, permanently and completely erase and destroy all electronic files and other repositories of Confidential Information stored or otherwise kept in or on any such computer hard drive or other storage device.

6.	NON-SOLICITATION

6.1	Non-Solicitation of Employees

For a period of 12 months following the termination of the Employee’s employment with the Company, for any reason except to fulfill the requirements of a position of Comparable Employment, neither the Employee nor any persons acting in conjunction with the Employee or acting at his direction or within his control shall directly or indirectly:

(a)	solicit, encourage, induce, or endeavour to cause any employee of the Company to leave his or her employment with the Company; or

(b)	otherwise interfere or attempt to interfere with the employment of any individual employed by, or seeking employment with, the Company.

7.	GENERAL

7.1	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, the intent of the parties being that the transactions contemplated hereby are fulfilled to the extent possible. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, this Agreement may be modified so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

7.2	Successors and Assigns

This Agreement is intended to bind and inure to the benefit of and be enforceable by the Employee, the Company, and their respective heirs, personal representatives, successors, and assigns, except that the Agreement is not otherwise assignable, and does not bind or create any rights or obligations against any corporation or entity that acquires all or a substantial part of the assets or shares of the Company.

7.3	Waiver of Breach

The waiver by the Company of a breach of any provision of this Agreement by the Employee shall not operate or be construed as a waiver by the Company of any subsequent breach by the Employee. The waiver by the Employee of a breach of any provision of the Agreement by the Company shall not operate or be construed as a waiver by the Employee of any subsequent breach by the Company.

7.4	Notices

Any Notice required or permitted to be given hereunder must be in writing and will be deemed to have been given to a party hereto if delivered, personally or by courier or transmitted by facsimile transmission or by registered mail sent to the addresses of the parties as follows:

(a)	the Company:

Suite 2000, Guinness Tower, 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

Fax: 604.331.8773

(b)	the Employee:

3528 West 20th Avenue,
Vancouver, British Columbia, V6S 1E7

or at such other address as the Party may provide to the other Parties by Notice from time to time in accordance with this Subsection 7.4. Any Notice so given will be deemed to have been received on the day of delivery, if delivered, on the first Business Day following the transmission, if sent by fax, or on the 3rd Business Day after mailing, if sent by registered mail. “Business Day” shall mean a day which is not a Saturday, Sunday or statutory holiday in British Columbia.

7.5	Time of the Essence

Time shall be of the essence of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the first above written.

OROMIN EXPLORATIONS LTD.
Per:	“Chet Idziszek”
Authorized Signatory

SIGNED, SEALED and DELIVERED	)
by IAN BROWN in the presence of	)
)
)
)
“Elizabeth Anderson”	)
)
)
	)	“Ian Brown”
Witness	)	IAN BROWN
)
)
)
)
)
)
)

2011 EMPLOYEE RETENTION AGREEMENT

THIS 2011 EMPLOYEE RETENTION AGREEMENT (“Agreement”) which is dated for reference October 28, 2011, is made

BETWEEN

OROMIN EXPLORATIONS LTD.,
a company under the laws of British Columbia with an office at
Suite 2000, Guinness Tower, 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

(the “Company”);

AND

NELL M. DRAGOVAN of
2000 – 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

(the “Employee”).

WHEREAS the Company is engaged in discussions which may result in a Change in Control (as defined below) of its current business;

AND WHEREAS the Company recognizes that the uncertainty and questions which a Change in Control (as defined below) may raise among management and employees of the Company could result in the departure or distraction of management personnel or employees to the detriment of the Company and its shareholders;

AND WHEREAS the Company recognizes the valuable services that the Employee has provided and is continuing to provide to the Company, and believes that it is responsible and fair to the Company that the Employee receives fair treatment in the event of a Change in Control or the termination of the Employee’s employment;

AND WHEREAS the Company is desirous of entering into an agreement to provide reasonable compensation to the Employee in the event of a Change in Control of the Company as a reward for past service and for continued service to the Company in his or her current employment up to and during the Change in Control process;

AND WHEREAS both the Company and the Employee wish formally to agree as to the terms and conditions which will govern in the event of a Change in Control;

NOW THEREFORE, in consideration of the premises hereof and of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

1.	RECITALS

1.1	The parties agree, and represent and warrant to each other, that the above recitals are true and accurate.

2.	INTERPRETATION

2.1

Unless elsewhere herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

2.2	The headings of the Articles, sections, subsections and clauses herein are inserted for convenience of reference only and shall not affect the meaning or construction hereof.

2.3

This Agreement shall be construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of this Agreement.

2.4	For the purposes of this Agreement, the Company will recognize the Employee’s service from the date the Employee was first employed by the Company, notwithstanding the date of execution hereof.

2.5	In this Agreement, except as the context otherwise requires:

(a)	“Cause” means:

(i)

Fraud, dishonesty, or any other improper conduct engaged in by the Employee that causes, or has the potential to cause, harm to the Company, or the business or reputation of the Company, including, without limitation, (A) violation by the Employee of any policies of the Company applicable to the Employee, (B) violation by the Employee of laws, rules or regulations applicable to the Employee, (C) criminal activity related to the Employee’s job or which the Company considers, in its absolute discretion, to impact its reputation adversely; or

(ii)	any other act or omission that would constitute cause at common law;

(b)	“Change in Control” means and will be deemed to have occurred when:

(i)

any change in the holding, direct or indirect, of shares in the capital of the Company as a result of which a person or group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (British Columbia), becomes the beneficial owner, directly or indirectly, of shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitle the holders thereof to cast more than 25% of the votes attaching to all shares of the Company which may be cast to elect directors of the Company;

(ii)	the consummation of a merger, consolidation, share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries;

(iii)	the Company sells, leases or otherwise disposes of all or substantially all of its assets and undertaking;

(iv)	the Company enters into any transaction or arrangement which would have the same or similar effect as the transactions referred to in paragraphs 2.5(b)(i), (ii) or (iii) above;

(c)

“Confidential Information” includes but is not limited to proprietary information of the Company not in the public domain relating to the business, business methods, business plans, and business strategies of the Company to which the Employee was privy to during his employment.

3.	DURATION

3.1	This Agreement shall remain in effect for so long as the Employee remains an employee and afterwards to the extent specified under the terms of the Agreement.

3.2	This Agreement shall expire should the Employee resign his employment with the Company or be terminated for Cause by the Company prior to the occurrence of a Change in Control.

4.	PAYMENTS

4.1

Upon the occurrence of a Change in Control as defined in the Agreement which results in or leads to the termination of the employment of the Employee with the Company, and provided the Employee is not offered employment or does not accept an offer of employment in a position that is the same or similar to his or her employment with the Company (the “Comparable Employment”) with the person or persons that have acquired the Company as a result of the Change in Control (the “New Company Owner”), the Employee shall receive from the Company a lump sum payment equal to fourteen (14) months base salary and the equivalent of fourteen (14) months of bonuses calculated by totalling the average of the annual bonuses paid to the employee during the past three years of employment, dividing the total amount by 36, and multiplying the result by fourteen (14) (the “Retention Payment”).

4.2	The Retention Payment will be paid to the Employee in a lump sum after required statutory deductions within fifteen (15) days of the date of the Change in Control.

4.3

The Employee shall not be entitled to provision of the Retention Payment when the Employee is offered and accepts Comparable Employment with the New Company Owner. Should the Employee, however, decide to resign from his or her employment with the New Company Owner for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, the Employee shall be provided with a separation payment (the “Separation Payment”).

4.4

Provided that such resignation occurs within six months of such Change in Control, the Company shall provide the Separation Payment to the Employee which shall be calculated on the same basis as the Retention Payment but shall be limited to a lump sum payment equal to seven (7) months of salary and bonuses.

4.5

The Separation Payment will be paid to the Employee in a lump sum after required statutory deductions within thirty (30) days of the Company being notified of the resignation of the Employee from his or her employment with the New Company Owner.

4.6	The Separation Payment will not be payable to the Employee in the event his or her employment is terminated with or without Cause by the New Company Owner.

4.7

All payments shall be net of required statutory or other withholdings, including monies owed by the Employee to the Company, and subject to any directions from the Employee to direct the funds in a legitimate tax-friendly manner.

4.8

Provision of the Retention Payment or the Separation Payment to the Employee will satisfy any and all employment claims against the Company for unpaid bonuses, notice of termination or severance in lieu of such notice.

4.9

For greater certainty, nothing in this Agreement shall be construed so as to provide the Employee with a cause of action for dismissal or constructive dismissal, or to diminish the defences of the Company to such a cause of action.

5.	CONFIDENTIALITY

5.1	Confidentiality Covenants of Employee

While employed by the Company, the Employee will not disclose nor discuss in any way, either directly or indirectly, the Confidential Information with any person except in accordance with the policies of the Company. Upon the termination of the Employee’s employment with the Company, for any reason including resignation, the Employee will not disclose nor discuss in any way, either directly or indirectly, the Confidential Information with any person except as required to fulfill the employment duties of the Employee in a position of Comparable Employment. In addition, the Employee will not disclose or discuss in any way, either directly or indirectly, now or in future, the terms of this Agreement with any other person or party except with senior management of the Company, his financial and legal consultants, his immediate family members or as required by law.

5.2	Return of Confidential Information

Promptly following the termination of the Employee’s employment with the Company, for any reason except to fulfill the requirements of a position of Comparable Employment, the Employee shall return to the Company, and will not take, keep, recreate or deliver to anyone else, or allow any third party to take, keep, recreate or deliver to anyone else:

(a)	any Confidential Information;

(b)	any copies, photographs, reports, summaries, lists or reproductions of any Confidential Information; and

(c)

any devices or equipment or media capable of storing Confidential Information, including, without limitation, computer diskettes, hard drives and other methods of electronic data storage. In the event any Confidential Information is stored or otherwise kept in or on a computer hard drive or other storage device owned by or otherwise in the possession or control of the Employee, the Employee will following the return of all Confidential Information to the Company, permanently and completely erase and destroy all electronic files and other repositories of Confidential Information stored or otherwise kept in or on any such computer hard drive or other storage device.

6.	NON-SOLICITATION

6.1	Non-Solicitation of Employees

For a period of 12 months following the termination of the Employee’s employment with the Company, for any reason except to fulfill the requirements of a position of Comparable Employment, neither the Employee nor any persons acting in conjunction with the Employee or acting at his direction or within his control shall directly or indirectly:

(a)	solicit, encourage, induce, or endeavour to cause any employee of the Company to leave his or her employment with the Company; or

(b)	otherwise interfere or attempt to interfere with the employment of any individual employed by, or seeking employment with, the Company.

7.	GENERAL

7.1	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, the intent of the parties being that the transactions contemplated hereby are fulfilled to the extent possible. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, this Agreement may be modified so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

7.2	Successors and Assigns

This Agreement is intended to bind and inure to the benefit of and be enforceable by the Employee, the Company, and their respective heirs, personal representatives, successors, and assigns, except that the Agreement is not otherwise assignable, and does not bind or create any rights or obligations against any corporation or entity that acquires all or a substantial part of the assets or shares of the Company.

7.3	Waiver of Breach

The waiver by the Company of a breach of any provision of this Agreement by the Employee shall not operate or be construed as a waiver by the Company of any subsequent breach by the Employee. The waiver by the Employee of a breach of any provision of the Agreement by the Company shall not operate or be construed as a waiver by the Employee of any subsequent breach by the Company.

7.4	Notices

Any Notice required or permitted to be given hereunder must be in writing and will be deemed to have been given to a party hereto if delivered, personally or by courier or transmitted by facsimile transmission or by registered mail sent to the addresses of the parties as follows:

(a)	the Company:

Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9

Fax: 604.331.8773

(b)	the Employee:

2000 – 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

or at such other address as the Party may provide to the other Parties by Notice from time to time in accordance with this Subsection 7.4. Any Notice so given will be deemed to have been received on the day of delivery, if delivered, on the first Business Day following the transmission, if sent by fax, or on the 3rd Business Day after mailing, if sent by registered mail. “Business Day” shall mean a day which is not a Saturday, Sunday or statutory holiday in British Columbia.

7.5	Time of the Essence

Time shall be of the essence of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the first above written.

OROMIN EXPLORATIONS LTD.
Per:
“Chet Idziszek”
Authorized Signatory

SIGNED, SEALED and DELIVERED	)
by NELL M. DRAGOVAN in the	)
presence of	)
)
)
)
“Elvie N. Valenzuela”	)
)
)
	)	“Nell M. Dragovan”
Witness	)	NELL M. DRAGOVAN
)
)
)
)
)
)

2011 EMPLOYEE RETENTION AGREEMENT

THIS 2011 EMPLOYEE RETENTION AGREEMENT (“Agreement”) which is dated for reference October 28, 2011, is made

BETWEEN

OROMIN EXPLORATIONS LTD.,
a company under the laws of British Columbia with an office at
Suite 2000, Guinness Tower, 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

(the “Company”);

AND

CHET IDZISZEK of
2000 – 1055 West Hastings Street,
Vancouver, British Columbia, V6/E 2E9

(the “Employee”).

WHEREAS the Company is engaged in discussions which may result in a Change in Control (as defined below) of its current business;

AND WHEREAS the Company recognizes that the uncertainty and questions which a Change in Control (as defined below) may raise among management and employees of the Company could result in the departure or distraction of management personnel or employees to the detriment of the Company and its shareholders;

AND WHEREAS the Company recognizes the valuable services that the Employee has provided and is continuing to provide to the Company, and believes that it is responsible and fair to the Company that the Employee receives fair treatment in the event of a Change in Control or the termination of the Employee’s employment;

AND WHEREAS the Company is desirous of entering into an agreement to provide reasonable compensation to the Employee in the event of a Change in Control of the Company as a reward for past service and for continued service to the Company in his or her current employment up to and during the Change in Control process;

AND WHEREAS both the Company and the Employee wish formally to agree as to the terms and conditions which will govern in the event of a Change in Control;

NOW THEREFORE, in consideration of the premises hereof and of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

1.	RECITALS

1.1	The parties agree, and represent and warrant to each other, that the above recitals are true and accurate.

2.	INTERPRETATION

2.1

Unless elsewhere herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

2.2	The headings of the Articles, sections, subsections and clauses herein are inserted for convenience of reference only and shall not affect the meaning or construction hereof.

2.3

This Agreement shall be construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of this Agreement.

2.4	For the purposes of this Agreement, the Company will recognize the Employee’s service from the date the Employee was first employed by the Company, notwithstanding the date of execution hereof.

2.5	In this Agreement, except as the context otherwise requires:

(a)	“Cause” means:

(i)

Fraud, dishonesty, or any other improper conduct engaged in by the Employee that causes, or has the potential to cause, harm to the Company, or the business or reputation of the Company, including, without limitation, (A) violation by the Employee of any policies of the Company applicable to the Employee, (B) violation by the Employee of laws, rules or regulations applicable to the Employee, (C) criminal activity related to the Employee’s job or which the Company considers, in its absolute discretion, to impact its reputation adversely; or

(ii)	any other act or omission that would constitute cause at common law;

(b)	“Change in Control” means and will be deemed to have occurred when:

(i)

any change in the holding, direct or indirect, of shares in the capital of the Company as a result of which a person or group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (British Columbia), becomes the beneficial owner, directly or indirectly, of shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitle the holders thereof to cast more than 25% of the votes attaching to all shares of the Company which may be cast to elect directors of the Company;

(ii)	the consummation of a merger, consolidation, share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries;

(iii)	the Company sells, leases or otherwise disposes of all or substantially all of its assets and undertaking;

(iv)	the Company enters into any transaction or arrangement which would have the same or similar effect as the transactions referred to in paragraphs 2.5(b)(i), (ii) or (iii) above;

(c)

“Confidential Information” includes but is not limited to proprietary information of the Company not in the public domain relating to the business, business methods, business plans, and business strategies of the Company to which the Employee was privy to during his employment.

3.	DURATION

3.1	This Agreement shall remain in effect for so long as the Employee remains an employee and afterwards to the extent specified under the terms of the Agreement.

3.2	This Agreement shall expire should the Employee resign his employment with the Company or be terminated for Cause by the Company prior to the occurrence of a Change in Control.

4.	PAYMENTS

4.1

Upon the occurrence of a Change in Control as defined in the Agreement which results in or leads to the termination of the employment of the Employee with the Company, and provided the Employee is not offered employment or does not accept an offer of employment in a position that is the same or similar to his or her employment with the Company (the “Comparable Employment”) with the person or persons that have acquired the Company as a result of the Change in Control (the “New Company Owner”), the Employee shall receive from the Company a lump sum payment equal to sixteen (16) months base salary and the equivalent of sixteen (16) months of bonuses calculated by totalling the average of the annual bonuses paid to the employee during the past three years of employment, dividing the total amount by 36, and multiplying the result by sixteen (16) (the “Retention Payment”).

4.2	The Retention Payment will be paid to the Employee in a lump sum after required statutory deductions within fifteen (15) days of the date of the Change in Control.

4.3

The Employee shall not be entitled to provision of the Retention Payment when the Employee is offered and accepts Comparable Employment with the New Company Owner. Should the Employee, however, decide to resign from his or her employment with the New Company Owner for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, the Employee shall be provided with a separation payment (the “Separation Payment”).

4.4

Provided that such resignation occurs within six months of such Change in Control, the Company shall provide the Separation Payment to the Employee which shall be calculated on the same basis as the Retention Payment but shall be limited to a lump sum payment equal to eight (8) months of salary and bonuses.

4.5

The Separation Payment will be paid to the Employee in a lump sum after required statutory deductions within thirty (30) days of the Company being notified of the resignation of the Employee from his or her employment with the New Company Owner.

4.6	The Separation Payment will not be payable to the Employee in the event his or her employment is terminated with or without Cause by the New Company Owner.

4.7

All payments shall be net of required statutory or other withholdings, including monies owed by the Employee to the Company, and subject to any directions from the Employee to direct the funds in a legitimate tax-friendly manner.

4.8

Provision of the Retention Payment or the Separation Payment to the Employee will satisfy any and all employment claims against the Company for unpaid bonuses, notice of termination or severance in lieu of such notice.

4.9

For greater certainty, nothing in this Agreement shall be construed so as to provide the Employee with a cause of action for dismissal or constructive dismissal, or to diminish the defences of the Company to such a cause of action.

5.	CONFIDENTIALITY

5.1	Confidentiality Covenants of Employee

While employed by the Company, the Employee will not disclose nor discuss in any way, either directly or indirectly, the Confidential Information with any person except in accordance with the policies of the Company. Upon the termination of the Employee’s employment with the Company, for any reason including resignation, the Employee will not disclose nor discuss in any way, either directly or indirectly, the Confidential Information with any person except as required to fulfill the employment duties of the Employee in a position of Comparable Employment. In addition, the Employee will not disclose or discuss in any way, either directly or indirectly, now or in future, the terms of this Agreement with any other person or party except with senior management of the Company, his financial and legal consultants, his immediate family members or as required by law.

5.2	Return of Confidential Information

Promptly following the termination of the Employee’s employment with the Company, for any reason except to fulfill the requirements of a position of Comparable Employment, the Employee shall return to the Company, and will not take, keep, recreate or deliver to anyone else, or allow any third party to take, keep, recreate or deliver to anyone else:

(a)	any Confidential Information;

(b)	any copies, photographs, reports, summaries, lists or reproductions of any Confidential Information; and

(c)

any devices or equipment or media capable of storing Confidential Information, including, without limitation, computer diskettes, hard drives and other methods of electronic data storage. In the event any Confidential Information is stored or otherwise kept in or on a computer hard drive or other storage device owned by or otherwise in the possession or control of the Employee, the Employee will following the return of all Confidential Information to the Company, permanently and completely erase and destroy all electronic files and other repositories of Confidential Information stored or otherwise kept in or on any such computer hard drive or other storage device.

6.	NON-SOLICITATION

6.1	Non-Solicitation of Employees

For a period of 12 months following the termination of the Employee’s employment with the Company, for any reason except to fulfill the requirements of a position of Comparable Employment, neither the Employee nor any persons acting in conjunction with the Employee or acting at his direction or within his control shall directly or indirectly:

(a)	solicit, encourage, induce, or endeavour to cause any employee of the Company to leave his or her employment with the Company; or

(b)	otherwise interfere or attempt to interfere with the employment of any individual employed by, or seeking employment with, the Company.

7.	GENERAL

7.1	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, the intent of the parties being that the transactions contemplated hereby are fulfilled to the extent possible. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, this Agreement may be modified so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

7.2	Successors and Assigns

This Agreement is intended to bind and inure to the benefit of and be enforceable by the Employee, the Company, and their respective heirs, personal representatives, successors, and assigns, except that the Agreement is not otherwise assignable, and does not bind or create any rights or obligations against any corporation or entity that acquires all or a substantial part of the assets or shares of the Company.

7.3	Waiver of Breach

The waiver by the Company of a breach of any provision of this Agreement by the Employee shall not operate or be construed as a waiver by the Company of any subsequent breach by the Employee. The waiver by the Employee of a breach of any provision of the Agreement by the Company shall not operate or be construed as a waiver by the Employee of any subsequent breach by the Company.

7.4	Notices

Any Notice required or permitted to be given hereunder must be in writing and will be deemed to have been given to a party hereto if delivered, personally or by courier or transmitted by facsimile transmission or by registered mail sent to the addresses of the parties as follows:

(a)	the Company:

Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9

Fax: 604.331.8773

(b)	the Employee:

2000 – 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

or at such other address as the Party may provide to the other Parties by Notice from time to time in accordance with this Subsection 7.4. Any Notice so given will be deemed to have been received on the day of delivery, if delivered, on the first Business Day following the transmission, if sent by fax, or on the 3rd Business Day after mailing, if sent by registered mail. “Business Day” shall mean a day which is not a Saturday, Sunday or statutory holiday in British Columbia.

7.5	Time of the Essence

Time shall be of the essence of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the first above written.

OROMIN EXPLORATIONS LTD.
Per:
“James G. Stewart”
Authorized Signatory

SIGNED, SEALED and DELIVERED	)
by CHET IDZISZEK in the presence of	)
)
)
)
“Elizabeth Anderson”	)
)
)
	)	“Chet Idziszek”
Witness	)	CHET IDZISZEK
)
)
)
)
)
)
)

2011 EMPLOYEE RETENTION AGREEMENT

THIS 2011 EMPLOYEE RETENTION AGREEMENT (“Agreement”) which is dated for reference October 28, 2011, is made

BETWEEN

OROMIN EXPLORATIONS LTD.,
a company under the laws of British Columbia with an office at
Suite 2000, Guinness Tower, 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

(the “Company”);

AND

DAVID W. MALLO of
2000 – 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

(the “Employee”).

WHEREAS the Company is engaged in discussions which may result in a Change in Control (as defined below) of its current business;

AND WHEREAS the Company recognizes that the uncertainty and questions which a Change in Control (as defined below) may raise among management and employees of the Company could result in the departure or distraction of management personnel or employees to the detriment of the Company and its shareholders;

AND WHEREAS the Company recognizes the valuable services that the Employee has provided and is continuing to provide to the Company, and believes that it is responsible and fair to the Company that the Employee receives fair treatment in the event of a Change in Control or the termination of the Employee’s employment;

AND WHEREAS the Company is desirous of entering into an agreement to provide reasonable compensation to the Employee in the event of a Change in Control of the Company as a reward for past service and for continued service to the Company in his or her current employment up to and during the Change in Control process;

AND WHEREAS both the Company and the Employee wish formally to agree as to the terms and conditions which will govern in the event of a Change in Control;

NOW THEREFORE, in consideration of the premises hereof and of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

1.	RECITALS

1.1	The parties agree, and represent and warrant to each other, that the above recitals are true and accurate.

2.	INTERPRETATION

2.1

Unless elsewhere herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

2.2	The headings of the Articles, sections, subsections and clauses herein are inserted for convenience of reference only and shall not affect the meaning or construction hereof.

2.3

This Agreement shall be construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of this Agreement.

2.4	For the purposes of this Agreement, the Company will recognize the Employee’s service from the date the Employee was first employed by the Company, notwithstanding the date of execution hereof.

2.5	In this Agreement, except as the context otherwise requires:

(a)	“Cause” means:

(i)

Fraud, dishonesty, or any other improper conduct engaged in by the Employee that causes, or has the potential to cause, harm to the Company, or the business or reputation of the Company, including, without limitation, (A) violation by the Employee of any policies of the Company applicable to the Employee, (B) violation by the Employee of laws, rules or regulations applicable to the Employee, (C) criminal activity related to the Employee’s job or which the Company considers, in its absolute discretion, to impact its reputation adversely; or

(ii)	any other act or omission that would constitute cause at common law;

(b)	“Change in Control” means and will be deemed to have occurred when:

(i)

any change in the holding, direct or indirect, of shares in the capital of the Company as a result of which a person or group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (British Columbia), becomes the beneficial owner, directly or indirectly, of shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitle the holders thereof to cast more than 25% of the votes attaching to all shares of the Company which may be cast to elect directors of the Company;

(ii)	the consummation of a merger, consolidation, share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries;

(iii)	the Company sells, leases or otherwise disposes of all or substantially all of its assets and undertaking;

(iv)	the Company enters into any transaction or arrangement which would have the same or similar effect as the transactions referred to in paragraphs 2.5(b)(i), (ii) or (iii) above;

(c)

“Confidential Information” includes but is not limited to proprietary information of the Company not in the public domain relating to the business, business methods, business plans, and business strategies of the Company to which the Employee was privy to during his employment.

3.	DURATION

3.1	This Agreement shall remain in effect for so long as the Employee remains an employee and afterwards to the extent specified under the terms of the Agreement.

3.2	This Agreement shall expire should the Employee resign his employment with the Company or be terminated for Cause by the Company prior to the occurrence of a Change in Control.

4.	PAYMENTS

4.1

Upon the occurrence of a Change in Control as defined in the Agreement which results in or leads to the termination of the employment of the Employee with the Company, and provided the Employee is not offered employment or does not accept an offer of employment in a position that is the same or similar to his or her employment with the Company (the “Comparable Employment”) with the person or persons that have acquired the Company as a result of the Change in Control (the “New Company Owner”), the Employee shall receive from the Company a lump sum payment equal to sixteen (16) months base salary and the equivalent of sixteen (16) months of bonuses calculated by totalling the average of the annual bonuses paid to the employee during the past three years of employment, dividing the total amount by 36, and multiplying the result by sixteen (16) (the “Retention Payment”).

4.2	The Retention Payment will be paid to the Employee in a lump sum after required statutory deductions within fifteen (15) days of the date of the Change in Control.

4.3

The Employee shall not be entitled to provision of the Retention Payment when the Employee is offered and accepts Comparable Employment with the New Company Owner. Should the Employee, however, decide to resign from his or her employment with the New Company Owner for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, the Employee shall be provided with a separation payment (the “Separation Payment”).

4.4

Provided that such resignation occurs within six months of such Change in Control, the Company shall provide the Separation Payment to the Employee which shall be calculated on the same basis as the Retention Payment but shall be limited to a lump sum payment equal to eight (8) months of salary and bonuses.

4.5

The Separation Payment will be paid to the Employee in a lump sum after required statutory deductions within thirty (30) days of the Company being notified of the resignation of the Employee from his or her employment with the New Company Owner.

4.6	The Separation Payment will not be payable to the Employee in the event his or her employment is terminated with or without Cause by the New Company Owner.

4.7

All payments shall be net of required statutory or other withholdings, including monies owed by the Employee to the Company, and subject to any directions from the Employee to direct the funds in a legitimate tax-friendly manner.

4.8

Provision of the Retention Payment or the Separation Payment to the Employee will satisfy any and all employment claims against the Company for unpaid bonuses, notice of termination or severance in lieu of such notice.

4.9

For greater certainty, nothing in this Agreement shall be construed so as to provide the Employee with a cause of action for dismissal or constructive dismissal, or to diminish the defences of the Company to such a cause of action.

5.	CONFIDENTIALITY

5.1	Confidentiality Covenants of Employee

While employed by the Company, the Employee will not disclose nor discuss in any way, either directly or indirectly, the Confidential Information with any person except in accordance with the policies of the Company. Upon the termination of the Employee’s employment with the Company, for any reason including resignation, the Employee will not disclose nor discuss in any way, either directly or indirectly, the Confidential Information with any person except as required to fulfill the employment duties of the Employee in a position of Comparable Employment. In addition, the Employee will not disclose or discuss in any way, either directly or indirectly, now or in future, the terms of this Agreement with any other person or party except with senior management of the Company, his financial and legal consultants, his immediate family members or as required by law.

5.2	Return of Confidential Information

Promptly following the termination of the Employee’s employment with the Company, for any reason except to fulfill the requirements of a position of Comparable Employment, the Employee shall return to the Company, and will not take, keep, recreate or deliver to anyone else, or allow any third party to take, keep, recreate or deliver to anyone else:

(a)	any Confidential Information;

(b)	any copies, photographs, reports, summaries, lists or reproductions of any Confidential Information; and

(c)

any devices or equipment or media capable of storing Confidential Information, including, without limitation, computer diskettes, hard drives and other methods of electronic data storage. In the event any Confidential Information is stored or otherwise kept in or on a computer hard drive or other storage device owned by or otherwise in the possession or control of the Employee, the Employee will following the return of all Confidential Information to the Company, permanently and completely erase and destroy all electronic files and other repositories of Confidential Information stored or otherwise kept in or on any such computer hard drive or other storage device.

6.	NON-SOLICITATION

6.1	Non-Solicitation of Employees

For a period of 12 months following the termination of the Employee’s employment with the Company, for any reason except to fulfill the requirements of a position of Comparable Employment, neither the Employee nor any persons acting in conjunction with the Employee or acting at his direction or within his control shall directly or indirectly:

(a)	solicit, encourage, induce, or endeavour to cause any employee of the Company to leave his or her employment with the Company; or

(b)	otherwise interfere or attempt to interfere with the employment of any individual employed by, or seeking employment with, the Company.

7.	GENERAL

7.1	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, the intent of the parties being that the transactions contemplated hereby are fulfilled to the extent possible. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, this Agreement may be modified so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

7.2	Successors and Assigns

This Agreement is intended to bind and inure to the benefit of and be enforceable by the Employee, the Company, and their respective heirs, personal representatives, successors, and assigns, except that the Agreement is not otherwise assignable, and does not bind or create any rights or obligations against any corporation or entity that acquires all or a substantial part of the assets or shares of the Company.

7.3	Waiver of Breach

The waiver by the Company of a breach of any provision of this Agreement by the Employee shall not operate or be construed as a waiver by the Company of any subsequent breach by the Employee. The waiver by the Employee of a breach of any provision of the Agreement by the Company shall not operate or be construed as a waiver by the Employee of any subsequent breach by the Company.

7.4	Notices

Any Notice required or permitted to be given hereunder must be in writing and will be deemed to have been given to a party hereto if delivered, personally or by courier or transmitted by facsimile transmission or by registered mail sent to the addresses of the parties as follows:

(a)	the Company:

Suite 2000, Guinness Tower, 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

Fax: 604.331.8773

(b)	the Employee:

2000 – 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

or at such other address as the Party may provide to the other Parties by Notice from time to time in accordance with this Subsection 7.4. Any Notice so given will be deemed to have been received on the day of delivery, if delivered, on the first Business Day following the transmission, if sent by fax, or on the 3rd Business Day after mailing, if sent by registered mail. “Business Day” shall mean a day which is not a Saturday, Sunday or statutory holiday in British Columbia.

7.5	Time of the Essence

Time shall be of the essence of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the first above written.

OROMIN EXPLORATIONS LTD.
Per:
“Chet Idziszek”
Authorized Signatory

SIGNED, SEALED and DELIVERED	)
by DAVID W. MALLO in the presence of	)
)
)
)
“Elizabeth Anderson”	)
)
)
	)	“David W. Mallo”
Witness	)	DAVID W. MALLO
)
)
)
)
)
)
)

2011 CONSULTANT RETENTION AGREEMENT

THIS 2011 CONSULTANT RETENTION AGREEMENT (“Agreement”) which is dated for reference October 28, 2011, is made

BETWEEN

OROMIN EXPLORATIONS LTD.,
a company under the laws of British Columbia with an office at
Suite 2000, Guinness Tower, 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

(the “Company”);

AND

JAMES G. STEWART of
6249 Elm Street,
Vancouver, British Columbia, V6N 1B2

(the “Consultant”).

WHEREAS the Company is engaged in discussions which may result in a Change in Control (as defined below) of its current business;

AND WHEREAS the Company recognizes that the uncertainty and questions which a Change in Control (as defined below) may raise among management and employees of the Company could result in the departure or distraction of management personnel or employees to the detriment of the Company and its shareholders;

AND WHEREAS the Company recognizes the valuable services that the Consultant has provided and is continuing to provide to the Company, and believes that it is responsible and fair to the Company that the Consultant receives fair treatment in the event of a Change in Control or the termination of the Consultant’s consultancy;

AND WHEREAS the Company is desirous of entering into an agreement to provide reasonable compensation to the Consultant in the event of a Change in Control of the Company as a reward for past service and for continued service to the Company in his or her current consultancy up to and during the Change in Control process;

AND WHEREAS both the Company and the Consultant wish formally to agree as to the terms and conditions which will govern in the event of a Change in Control;

NOW THEREFORE, in consideration of the premises hereof and of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

1.	RECITALS

1.1	The parties agree, and represent and warrant to each other, that the above recitals are true and accurate.

2.	INTERPRETATION

2.1

Unless elsewhere herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

2.2	The headings of the Articles, sections, subsections and clauses herein are inserted for convenience of reference only and shall not affect the meaning or construction hereof.

2.3

This Agreement shall be construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of this Agreement.

2.4	For the purposes of this Agreement, the Company will recognize the Consultant’s service from the date the Consultant was first engaged by the Company, notwithstanding the date of execution hereof.

2.5	In this Agreement, except as the context otherwise requires:

(a)	“Cause” means:

(i)

Fraud, dishonesty, or any other improper conduct engaged in by the Consultant that causes, or has the potential to cause, harm to the Company, or the business or reputation of the Company, including, without limitation, (A) violation by the Consultant of any policies of the Company applicable to the Consultant, (B) violation by the Consultant of laws, rules or regulations applicable to the Consultant, (C) criminal activity related to the Consultant’s provision of services or which the Company considers, in its absolute discretion, to impact its reputation adversely; or

(ii)	any other act or omission that would constitute cause at common law;

(b)	“Change in Control” means and will be deemed to have occurred when:

(i)

any change in the holding, direct or indirect, of shares in the capital of the Company as a result of which a person or group of persons acting jointly or in concert, or person associated or affiliated with any such person or group within the meaning of the Securities Act (British Columbia), becomes the beneficial owner, directly or indirectly, of shares and/or other securities in excess of the number which, directly or following conversion thereof, would entitle the holders thereof to cast more than 25% of the votes attaching to all shares of the Company which may be cast to elect directors of the Company;

(ii)	the consummation of a merger, consolidation, share exchange or similar form of corporate transaction involving the Company or any of its subsidiaries;

(iii)	the Company sells, leases or otherwise disposes of all or substantially all of its assets and undertaking;

(iv)	the Company enters into any transaction or arrangement which would have the same or similar effect as the transactions referred to in paragraphs 2.5(b)(i), (ii) or (iii) above;

(c)

“Confidential Information” includes but is not limited to proprietary information of the Company not in the public domain relating to the business, business methods, business plans, and business strategies of the Company to which the Consultant was privy to during his consultancy.

3.	DURATION

3.1	This Agreement shall remain in effect for so long as the Consultant remains a consultant to the Company and afterwards to the extent specified under the terms of the Agreement.

3.2	This Agreement shall expire should the Consultant resign his consultancy with the Company or be terminated for Cause by the Company prior to the occurrence of a Change in Control.

4.	PAYMENTS

4.1

Upon the occurrence of a Change in Control as defined in the Agreement which results in or leads to the termination of the consultancy of the Consultant with the Company, and provided the Consultant is not offered a consultancy or does not accept an offer of consultancy in a position that is the same or similar to his or her consultancy with the Company (the “Comparable Consultancy”) with the person or persons that have acquired the Company as a result of the Change in Control (the “New Company Owner”), the Consultant shall receive from the Company a lump sum payment equal to twelve and one-half (12.5) months base salary and the equivalent of twelve and one-half (12.5) months of bonuses calculated by totalling the average of the annual bonuses paid to the Chief Executive Officer of the Company, Chet Idziszek, during his past three years of employment, dividing the total amount by 36, and multiplying the result by twelve and one-half (12.5) (the “Retention Payment”).

4.2	The Retention Payment will be paid to the Consultant in a lump sum after required statutory deductions within fifteen (15) days of the date of the Change in Control.

4.3

The Consultant shall not be entitled to provision of the Retention Payment when the Consultant is offered and accepts Comparable Consultancy with the New Company Owner. Should the Consultant, however, decide to resign from his or her consultancy with the New Company Owner for any reason, and provided that the termination or resignation occurs within six months of the date of the Change in Control, the Consultant shall be provided with a separation payment (the “Separation Payment”).

4.4

Provided that such resignation occurs within six months of such Change in Control, the Company shall provide the Separation Payment to the Consultant which shall be calculated on the same basis as the Retention Payment but shall be limited to a lump sum payment equal to six (6) months of salary and bonuses.

4.5

The Separation Payment will be paid to the Consultant in a lump sum after required statutory deductions within thirty (30) days of the Company being notified of the resignation of the Consultant from his or her consultancy with the New Company Owner.

4.6	The Separation Payment will not be payable to the Consultant in the event his or her consultancy is terminated with or without Cause by the New Company Owner.

4.7

All payments shall be net of required statutory or other withholdings, including monies owed by the Consultant to the Company, and subject to any directions from the Consultant to direct the funds in a legitimate tax-friendly manner.

4.8

Provision of the Retention Payment or the Separation Payment to the Consultant will satisfy any and all claims against the Company for unpaid bonuses, notice of termination or severance in lieu of such notice.

4.9

For greater certainty, nothing in this Agreement shall be construed so as to provide the Consultant with a cause of action for dismissal or constructive dismissal, or to diminish the defences of the Company to such a cause of action.

5.	CONFIDENTIALITY

5.1	Confidentiality Covenants of Consultant

While employed by the Company, the Consultant will not disclose nor discuss in any way, either directly or indirectly, the Confidential Information with any person except in accordance with the policies of the Company. Upon the termination of the Consultant’s consultancy with the Company, for any reason including resignation, the Consultant will not disclose nor discuss in any way, either directly or indirectly, the Confidential Information with any person except as required to fulfill the duties of the Consultant in a position of Comparable Consultancy. In addition, the Consultant will not disclose or discuss in any way, either directly or indirectly, now or in future, the terms of this Agreement with any other person or party except with senior management of the Company, his financial and legal consultants, his immediate family members or as required by law.

5.2	Return of Confidential Information

Promptly following the termination of the Consultant’s consultancy with the Company, for any reason except to fulfill the requirements of a position of Comparable Consultancy, the Consultant shall return to the Company, and will not take, keep, recreate or deliver to anyone else, or allow any third party to take, keep, recreate or deliver to anyone else:

(a)	any Confidential Information;

(b)	any copies, photographs, reports, summaries, lists or reproductions of any Confidential Information; and

(c)

any devices or equipment or media capable of storing Confidential Information, including, without limitation, computer diskettes, hard drives and other methods of electronic data storage. In the event any Confidential Information is stored or otherwise kept in or on a computer hard drive or other storage device owned by or otherwise in the possession or control of the Consultant, the Consultant will following the return of all Confidential Information to the Company, permanently and completely erase and destroy all electronic files and other repositories of Confidential Information stored or otherwise kept in or on any such computer hard drive or other storage device.

6.	NON-SOLICITATION

6.1	Non-Solicitation of Employees

For a period of 12 months following the termination of the Consultant’s employment with the Company, for any reason except to fulfill the requirements of a position of Comparable Consultancy, neither the Consultant nor any persons acting in conjunction with the Consultant or acting at his direction or within his control shall directly or indirectly:

(a)	solicit, encourage, induce, or endeavour to cause any employee of the Company to leave his or her employment with the Company; or

(b)	otherwise interfere or attempt to interfere with the employment of any individual employed by, or seeking employment with, the Company.

7.	GENERAL

7.1	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect, the intent of the parties being that the transactions contemplated hereby are fulfilled to the extent possible. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, this Agreement may be modified so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

7.2	Successors and Assigns

This Agreement is intended to bind and inure to the benefit of and be enforceable by the Consultant, the Company, and their respective heirs, personal representatives, successors, and assigns, except that the Agreement is not otherwise assignable, and does not bind or create any rights or obligations against any corporation or entity that acquires all or a substantial part of the assets or shares of the Company.

7.3	Waiver of Breach

The waiver by the Company of a breach of any provision of this Agreement by the Consultant shall not operate or be construed as a waiver by the Company of any subsequent breach by the Consultant. The waiver by the Consultant of a breach of any provision of the Agreement by the Company shall not operate or be construed as a waiver by the Consultant of any subsequent breach by the Company.

7.4	Notices

Any Notice required or permitted to be given hereunder must be in writing and will be deemed to have been given to a party hereto if delivered, personally or by courier or transmitted by facsimile transmission or by registered mail sent to the addresses of the parties as follows:

(a)	the Company:

Suite 2000, Guinness Tower, 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

Fax: 604.331.8773

(b)	the Consultant:

6249 Elm Street,
Vancouver, British Columbia, V6N 1B2

or at such other address as the Party may provide to the other Parties by Notice from time to time in accordance with this Subsection 7.4. Any Notice so given will be deemed to have been received on the day of delivery, if delivered, on the first Business Day following the transmission, if sent by fax, or on the 3rd Business Day after mailing, if sent by registered mail. “Business Day” shall mean a day which is not a Saturday, Sunday or statutory holiday in British Columbia.

7.5	Time of the Essence

Time shall be of the essence of this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the first above written.

OROMIN EXPLORATIONS LTD.
Per:
“Chet Idziszek”
Authorized Signatory

SIGNED, SEALED and DELIVERED	)
by JAMES G. STEWART in the presence	)
of	)
)
)
)
“Elizabeth Anderson”	)
)
)
	)	“James G. Stewart”
Witness	)	JAMES G. STEWART
)
)
)
)
)
)