Form 20-F/A
period 2012-02-29
OROMIN EXPLORATIONS LTD
filed 2012-09-17
CIK 1109141

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

September 14, 2012

United States
Securities and Exchange Commission
Washington, DC 20549

Attention: Division of Corporation Finance

By filing on EDGAR

Dear Sirs:

Re:	File No. 000-30614
Form 20-F for the Fiscal Year Ended February 29, 2012 (the “2012 20-F”)

Ref:	Your letter dated August 9, 2012

This letter provides our responses to your letter of August 9, 2012. We have used the same topic numbers as in your letter. We have filed simultaneously an amended Form 20-F incorporating the changes described below.

Item 1.

We have now concluded that DCP was not effective at February 29, 2012 and revised our disclosure in Item 15 as suggested in your item 1.

Item 2.

We have altered our disclosures to confirm that the financial statements have been prepared under Item 18 of the Form.

Items 3 to 6.

We have obtained a revised report from Davidson & Company LLP (“DCLLP”) set out below as revised Exhibit pages F-2 and F-3. This revised report sets out that DCLLP has performed their audit in accordance with PCAOB standards (your item 3); that the statements are based on IFRS as issued by the IASB (your item 4); that complies with PCAOB standards regarding a description of our going concern uncertainties (your item 5); and contains a correct reference to the PCAOB (your item 6).

Item 7.

We clarify that the IFRS accounting policies we selected were selected from IFRSs effective at the end of our first IFRS reporting period.

Oromin Explorations Ltd.
Response letter to Securities and Exchange Commission
September 14, 2012
Page 2 of 2

Item 8.

The Company’s conversion from Canadian GAAP to IFRS included the application of the IFRS 1 mandatory exceptions regarding estimates.

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless those estimates were in error. The Company’s IFRS estimates as at the transition date are consistent with its Canadian GAAP estimates as at that date.

As stated in Note 2 (P) of the Company’s annual financial statements for the year ended February 29, 2012, the Company’s accounting policy regarding estimates is:

“…estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.”

The application of the above mandatory exception had no material impact on the Company’s financial condition, changes in financial condition and results of operations under accounting treatment specified by IFRS. In other words, the Company’s financial statements as presented under IFRS would have been materially consistent regardless of the application of the above mandatory exception.

Item 9.

We have obtained a revised report from Ernst & Young LLP (“EYLLP”) set out below as revised Exhibit pages F-40 and F-41. This revised report sets out that EYLLP has performed their audit in accordance with US generally accepted auditing standards (GAAS); that the statements are based on IFRS as issued by the IASB; and that complies with US GAAS standards regarding a description of our going concern uncertainties.

We also advise that Oromin Joint Venture Group Ltd. has used IFRS as issued by the IASB from inception.

ÐÑÐÑÐÑ

We conclude this response with our acknowledgment that the Company is responsible for the adequacy and accuracy in its filings; that staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find our response satisfactory. The writer may be contacted as set out in the letterhead.

Yours sincerely,
OROMIN EXPLORATIONS LTD.
per:

“Ian Brown”

Ian Brown, CA
Chief Financial Officer

cc:	Audit Committee
Corporate Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F / A
Amendment No. 1

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

Page 1 of 8 Pages

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

Yes [ X ] No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ X ]	Non-accelerated filer [ ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ X ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[Not applicable]

Item 17 [   ] Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ] No [ X ]

The information set forth in this Annual Report on Form 20-F is as at February 29, 2012 unless an earlier or later date is indicated.

EXPLANATORY NOTES

In response to comments from the staff of the Securities and Exchange Commission, the Company has amended its Form 20-F Annual Report as follows:

1) We have revised the disclosure in Item 15 “Evaluation of Disclosure Controls and Procedures” to read as set out below, clarifying that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed but were not effective;

2) We have revised our disclosures in Part III to confirm that financial statements included in the Form have been prepared under Part 18 of the Form rather than Part 17, as set out below.

3) We have replaced exhibit pages F-2 and F-3, being the Independent Auditors’ Report of Davidson & Company LLP, with new exhibit pages F-2 and F-3 as set out below, clarifying that Davidson & Company’s audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”), that the consolidated financial statements are in accordance with International Financial Reporting standards as issued by the International Accounting Standards Board, and expanding upon the “Emphasis of Matter” paragraph to comply with PCAOB standards regarding the description of our going concern uncertainties;

4) We have replaced exhibit pages F-40 and F-41, being the Independent Auditors’ Report of Ernst & Young Chartered Accountants on the financial statements of Oromin Joint Venture Group Ltd., a significant equity investee of the Company, with new exhibit pages F-40 and F-41 as set out below, clarifying that Ernst & Young’s audit was conducted in accordance with auditing standards generally accepted in the United States, that the consolidated financial statements are in accordance with International Financial Reporting standards as issued by the International Accounting Standards Board, and revising the final paragraph to comply with US generally accepted auditing standards regarding the description of our going concern uncertainties.

AMENDMENTS

ITEM 15.	CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company is collected and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

At the end of the period covered by this report, the fiscal year ended February 29, 2012 an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation, taking into account the identification of material weaknesses in internal controls set out in Item 15 “Management’s Report on Internal Control over Financial Reporting”, the CEO and the CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were adequately designed but were not effective in providing reasonable assurance that material information required to be disclosed in the reports that management files and submits under the Exchange Act, is recorded, processed summarized and reported within the time periods specified in the SEC rules and forms.

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

ITEM 17.	FINANCIAL STATEMENTS

Not applicable

ITEM 18.	FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report. These financial statements were prepared in accordance with IFRS as issued by the IASB and are expressed in Canadian dollars. For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 13 of this Annual Report.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this amended Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 14th day of September, 2012

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Per: (signed) Chet Idziszek
Title: President

EXHIBITS

Exhibit	Description

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

See following pages.

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

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Oromin Explorations Ltd. as at February 29, 2012, February 28, 2011 and March 1, 2010 and its financial performance and its cash flows for the years ended February 29, 2012 and February 28, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that Oromin Exploration Ltd. will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has no current source of revenue that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matters

We have also audited, in accordance with the standards of the Public Company Accouting Oversight Board (United States), the effectiveness of Oromin Explorations Ltd.’s internal control over financial reporting as of February 29, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations on the Treadway Commission (COSO), and our report dated July 11, 2012 expressed an adverse option on Oromin Explorations Ltd.’s internal controls over financial reporting because of material weaknesses.

Vancouver, Canada	Chartered Accountants

July 11, 2012

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

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian and US generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

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

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Oromin Joint Venture Group Ltd. as at February 29, 2012 and February 28, 2011 and the results of its operations and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to note 1 in the financial statements which indicates that the Company has a shareholders’ deficiency of $23,655,109. This condition, along with other matters as set forth in note 1, indicates the existence of a material uncertainty that raises substantial doubt about Oromin Joint Venture Group Ltd.’s ability to continue as a going concern.

/s/ Ernst & Young LLP

Chartered Accountants
Vancouver, Canada,
July 11, 2012.