Form 20-F
period 2013-02-28
OROMIN EXPLORATIONS LTD
filed 2013-09-20
CIK 1109141

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2013

or

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ______________________

Commission file number: 0-30614

or

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________

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

Page 1 of 70 Pages
The Exhibit Index is located on Page 68

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

137,368,218

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

Yes [ X ] No [   ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer” and “large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer [ X ]	Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards	Other
by the International Accounting Standards Board [ X ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [   ] Item 18 [   ]

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ] No [ X ]

The information set forth in this Annual Report on Form 20-F is as at February 28, 2013 unless an earlier or later date is indicated.

	SECURITIES AND EXCHANGE COMMISSION
	FORM 20-F
TABLE OF CONTENTS

		Page No.

GLOSSARY AND DEFINED TERMS		6

PART I		9

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	9

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	9

ITEM 3.	KEY INFORMATION	9

A.	Selected Financial Data	9
B.	Capitalization and Indebtedness	10
C.	Reasons For The Offer and Use of Proceeds	10
D.	Risk Factors	10

ITEM 4.	INFORMATION ON THE COMPANY	15
A.	History and Development of the Company	15
	OJVG Gold Property, Sénégal	17
	Santa Rosa Property, Argentina	18
B.	Business Overview	18
C.	Organizational Structure	19
D.	Property, Plants and Equipment	19
	OJVG Gold Property, Sénégal	21
	Technical Summary	21
	Geology and Mineralization	22
	EXPLORATION AND ACTIVITIES	24
	2013 MINERAL RESERVE ESTIMATE	26
	Heap Leach PEA	29
	Doing Business in Sénégal	29

ITEM 4A.	UNRESOLVED STAFF COMMENTS	30
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	30
A.	Operating Results	30
B.	Liquidity and Capital Resources	33
C.	Research and Development, Patents and Licenses, etc.	36
D.	Trend Information	36
E.	Off-Balance Sheet Arrangements	36
F.	Tabular Disclosure of Contractual Obligations	36
G.	Safe Harbour	36

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	37
A.	Directors and Senior Management	37
B.	Compensation	39
	Termination and Change of Control Benefits	40

GLOSSARY AND DEFINED TERMS

The following is a glossary of certain mining terms used in this 20-F document.

Birimian	A term used to describe the age of rocks formed 2.2 to 2.1 Ga that are considered highly prospective rocks for gold and diamond exploration in West Africa

CIL	Carbon In Leach (CIL) is a processing method for extracting and recovery of gold from crushed ore. The process involves creating a slurry of finely crushed ore and a cyanide bearing solution in large tanks. Gold is dissolved in the cyanide solution creating a pregnant solution. Activated carbon is introduced into the leaching circuit where it absorbs the gold from the pregnant solution. The gold bearing activated carbon or “loaded” carbon is then sent through a carbon strip circuit where gold is separated from the loaded carbon, recovered and subsequently refined.

Craton	A relatively immobile part of the earth, generally of large size

Crustal-scale	A term used to describe large deep seated or regional scale geological features. I.e. the San Andreas fault is a "crustal-scale" feature.

Discounted Cash Flow Model	A Discounted Cash Flow (DCF) analysis or model is a method of valuing a mining project using the time value of money concept. All future cash flows are estimated and discounted to give their present values (PV’s). The sum of all future cash flows, both incoming and outgoing, is the net present value (NPV), which is taken as the value or price of the cash flows in question.

Dyke	A tabular body of igneous rock that cuts across the structure of adjacent rocks or cuts massive rocks.

Eburnean	A term used to describe an orogenic event 2.0-2.1 Ga

Fault	A term used to describe a large scale fracture or linear zone of fractures within a body of rock along which there has been displacement of the sides relative to each other. Often results in the formation of a shear zone.

Feldspar	A group of abundant rock forming minerals, often light coloured and hard

Felsic	A term used to describe light coloured igneous rocks.

Foliation/Foliated	A term used to describe the linear or platy texture of rocks that have been subjected to extreme heat and pressure resulting in the flattening or alignment of a rock's constituent mineral grains.

Formation	A rock unit that has been named and defined by its location, relative age and composition.

Fuchsite	A bright green, chromium rich variety of a muscovite.

Ga	A billion years ago

Gemcom Whittle	Gemcom Whittle - Strategic Mine Planning™ is a computer software package that creates three dimensional shells (often referred to as pit shells or Whittle shells). The software uses input technical, metallurgical and economic parameters in order to define a shell around a body of mineralization. The software is most often used to determine which part of an ore deposit can be extracted at a profit.

Gneiss	A foliated metamorphic rock with alternating bands or lenses of granular minerals and preferentially elongated or flaky minerals.

Graben	A portion of the earth’s crust that was faulted and dropped to a lower position relative to its surrounding during some part of its history. It subsequently may have been filled with sediments.

Granitic	A term used to describe an intrusive igneous rock comprised largely of medium to coarse-grained quartz and feldspar. Granitic rocks generally have higher alkali feldspar and lower plagioclase feldspar content than granodioritic rocks.

Granodioritic	A term used to describe an intrusive igneous rock comprised largely of medium to coarse-grained quartz and feldspar. Granodioritic rocks have a higher plagioclase feldspar and lower alkali feldspar content than granitic rocks.

Greenstone	A term used to describe any metamorphic, mafic to ultra-mafic igneous rock

Heap Leach Processing	A low cost ore processing method used to extract gold (and other metals) from crushed ore. Low grade ore is stockpiled on lined pads and saturated with a cyanide bearing solution. The solution permeates and passes through the crushed ore pile, dissolving gold and then accumulating at the base of the pile on the lined pad. The pregnant solution is then collected and gold is extracted.

Inlier	An area of older rocks surrounded by younger rocks

Intermediate	Refers to igneous rocks that are transitional between mafic and felsic igneous rocks

Kakadian Batholith	A PaleoProterozoic granitic complex which intrudes rock of the Kedougou Kenieba Inlier

Kedougou-Kenieba Inlier	A belt of deformed rocks within the larger, 2.1 Ga PaleoProterozoic Birimian-Eburnean province of rocks within the West African craton

Kriging	A statistical technique used to calculate the tonnage and grade of mineral resources and reserves.

Lateritic	A term used to describe highly weathered residual surface and near surface rock and soil horizons, often found in tropical or forested warm to temperate climates. Lateritic horizons or "laterites" are often pale brown to reddish brown in colour and can be very hard.

Late-tectonic	A point or reference of time during the latter stages of a tectonic event.

Leach Tank	A large tank that contains a chemical solution capable of extracting gold from crushed ore.

Mafic	Refers to igneous rocks composed chiefly of dark, ferromagnesian minerals.

Mako Volcanic Group	A belt of mafic to ultra-mafic volcanic rocks within the Kedougou-Kenieba Inlier in western Sénégal.

Massive	A term used to describe an igneous rock with a homogenous texture ie. not foliated

Metamorphic	A term used to describe rocks that have undergone chemical and/or physical properties changes due to the effects of heat, pressure and fluid movement within the earth's crust.

Metasedimentary	A term used to describe a sedimentary rock that has had its chemical and/or physical properties altered due to the effects of heat, pressure and fluid movement within the earth's crust.

Metavolcanic	A term used to describe a volcanic rock that has had its chemical and/or physical properties altered due to the effects of heat, pressure and fluid movement within the earth's crust.

Mineral Reserves	Mineral reserves are the economically mineable part of indicated and measured resources that have been evaluated by either a Prefeasibility or Feasibility level engineering study which has demonstrated a portion of the indicated and measured resources are economically feasible for extraction. Reserves are classified as either Probable or Proven Reserves depending on the level of geological and economic knowledge and confidence.

Mineral Resources	Mineral resources are economic mineral concentrations in or on the Earth’s crust that are in such form and quantity and of such a grade or quality that they have reasonable prospects for economic extraction. Mineral resources are classified as Inferred, Indicated and Measured depending on the increasing level of geological knowledge and confidence. Mineral resources are not considered ore because the economics of the mineral deposit may not have been fully evaluated.

Orogenic	A term used to describe the large-scale tectonic process of mountain formation or orogeny.

Orogenic Gold	Terminology used to describe gold deposits that have formed by the geological processes associated with orogeny.

Pluton	A body of igneous rock that has been intruded from depth into pre-existing rock.

Porphyry	An igneous rock of any composition containing conspicuous phenocrysts (large crystals) within a fine-grained ground mass.

Pyrite	A common pale bronze, or brass yellow, metallic mineral largely comprised of iron and sulphur.

Saprolite	A soft, earthy, clay-rich thoroughly decomposed rock formed in-place by chemical weathering. Commonly displays pre-weathering structures of original rock units. Occurs especially in humid, tropical environments.

Sericite	A fine grained, white potassium mica created by the alteration of pre-existing mineral by metamorphism

Shear zone	Narrow, sub parallel-sided zones of rock that have been crushed and brecciated as a result of shear strain.

Silicified	A term used to describe a rock that has been altered due to the introduction of or replacement by silica.

Supracrustal	Term used to describe younger rocks which overlie older basement rocks.

Syngenetic	A term used to describe a geological feature (i.e. ore deposit or sedimentary feature) that has formed contemporaneously with and by essentially the same processes as the enclosing rocks.

Syn-tectonic	A point or reference of time during a tectonic event.

Tectonic	A term used to describe the physical forces or events that move and deform the earth's crust. Volcanic eruptions, folding and faulting are examples of tectonic events.

Tuffs	Igneous, volcanoclastic rocks formed by the accumulation of volcanic ash and crystals that have been extruded from a volcanic vent and subsequently buried and lithified.

Variogram	A statistical tool used to describe the spatial relationship between data in three dimensions. Variograms are used during the geostatistical process of mineral resource and reserve estimates to determine how gold grades intersected in drill holes are distributed to the volume of rock in between and surrounding drill holes.

Ultramafic	Refers to igneous rocks composed almost entirely of dark, ferromagnesian minerals.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

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

The following tables summarize selected financial data for the Company (stated in Canadian dollars) prepared in respect of the years ended February 28, 2013, February 29, 2012 and February 28, 2011, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) (“IFRS-IASB”). The Company’s financial statements were prepared in accordance with IFRS-IASB for the first time for the fiscal year ended February 29, 2012, together with comparative financial statements for the prior fiscal year also in accordance with IFRS-IASB. The information in the table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with these financial statements and with the information appearing under the heading “Item 5 – Operating And Financial Review And Prospects”. Results for the period ended February 28, 2013 are not necessarily indicative of results for future periods.

INFORMATION IN ACCORDANCE WITH IFRS-IASB

		Year Ended February 28 or 29
		2013	2012	2011
(a)	Total revenue	$0	$0	$0
(b)	Earnings (loss) from continuing operations(1)
	Total	($38,343,478)	($8,207,833)	($9,783,496)
	Per Share (1)	($0.28)	($0.06)	($0.08)
(c)	Total assets	$44,740,962	$80,967,002	$85,178,886
(d)	Total long-term debt	$0	$0	$0
(e)	Capital stock	$112,789,972	$112,455,628	$111,298,040
	Total shareholders’ equity
		$42,726,303	$80,680,746	$84,827,782
(g)	Cash dividends declared per share	n/a	n/a	n/a
(h)	Net earnings (loss) for the period
	Total	($38,343,478)	($8,207,833)	($9,783,496)
	Per Share (1)	($0.28)	($0.06)	($0.08)
	Number of shares	136,599,643	135,716,443	117,491,838

(1)	The effect of potential share issuances pursuant to the exercise of options and warrants would be anti-dilutive and, therefore, basic and diluted losses per share are the same.

The Company has not declared or paid any dividends in any of its last five financial years.

In this Annual Report on Form 20-F, unless otherwise specified, all monetary amounts are expressed in Canadian dollars. On September 4, 2013 the exchange rate, based on the noon buying rate published by The Bank of Canada for the conversion of Canadian dollars into United States dollars (the “Noon Rate of Exchange”) was $1.0482.

The following table sets out the high and low exchange rates for each of the last eight months.

	2013
	August	July	June	May	April	March	February	January
High for period	1.0553	1.0576	1.0532	1.0371	1.0270	1.0314	1.0285	1.0078
Low for period	1.0297	1.0261	1.0170	1.0023	1.0072	1.0156	0.9960	0.9839

The following table sets out the average Noon Rate of Exchange rates for the five most recent financial years as provided by the Bank of Canada.

Year Ended February 28 or 29
	2013	2012	2011	2010	2009
Average for the period	0.9987	1.0091	0.9806	0.9036	0.9050

B.	Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

C.	Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the Exchange Act and, as such, there is no requirement to provide any information under this item.

D.	Risk Factors

The following is a brief discussion of those distinctive or special characteristics of the Company’s operations and industry that may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance. The Company and its operations are subject to a significant number of such risk factors, in respect of which an adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. The following description of risk factors is not exhaustive and is provided to alert users of this Annual Report to examples of the nature and types of risk factors inherent in the Company’s existence and operations.

WE HAVE SIGNED AN ARRANGEMENT AGREEMENT WITH TERANGA GOLD CORPORATION WHICH WILL RESULT IN TERANGA ACQUIRING OUR REMAINING SHARES

Pursuant to an offer made by Teranga Gold Corporation (“Teranga”), dated June 19, 2013, as varied and extended by a notice of change, variation and extension dated July 26, 2013 (the “Offer”) to acquire all of our issued and outstanding common shares not already owned by it, Teranga acquired 81,076,401 of our common shares, representing approximately 59.02% of our outstanding common shares (on a non-diluted basis). The common shares of the Company taken up by Teranga under the Offer, together with the 18,699,500 common shares of the Company owned by Teranga prior to the expiry of the Offer, represent 99,775,901 common shares of the Company or approximately 72.63% of the outstanding common shares of the Company (on a non-diluted basis).

On August 27, 2013 we entered into an arrangement agreement with Teranga, as amended on August 29, 2013 (the “Arrangement Agreement”), pursuant to which we and Teranga agreed to proceed with a plan of arrangement (the “Arrangement”) that would permit Teranga to acquire all of the common shares of the Company that it does not currently own, with shareholders of the Company (other than any dissenting shareholders and Teranga) receiving the same consideration of 0.60 of a common share of Teranga for each common share of the Company, as was offered under the Offer.

The Arrangement is subject to the approval of the Supreme Court of British Columbia and satisfaction or waiver of the conditions of closing set out in the Arrangement Agreement, and in particular the approval of the proposed plan of arrangement under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the “Plan of Arrangement”). In order to proceed, and in addition to approval by the court, a special resolution approving the Plan of Arrangement (the “Arrangement Resolution”) must be approved at the meeting of shareholders of the Company called for October 2, 2013 (the “Meeting”) on the terms set out our Management Proxy Circular dated August 30, 2013, by two-thirds of the votes cast by the shareholders of the Company, present in person or represented by proxy and a majority of the votes cast at the Meeting in person or by proxy by shareholders of the Company in accordance with the minority approval requirements of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

Teranga has indicated that it will vote all the common shares of the Company it holds for the Arrangement Resolution and as a result, the approval of the Arrangement at the Meeting is assured based on the current number of common shares of the company that are outstanding. After the completion of the Arrangement, Teranga expects that the common shares of the Company will cease to be quoted on the OTC/BB and Teranga intends to cause us to be de-listed from the Toronto Stock Exchange and to cease to be a reporting issuer in each jurisdiction of Canada in which we are a reporting issuer. Teranga also intends to take such steps as are necessary to suspend our reporting obligations under the U.S. Securities Exchange Act of 1934.

THE RESULTS OF THE LITIGATION COMMENCED BY BENDON AGAINST US IS UNCERTAIN

On June 13, 2013, Bendon commenced a lawsuit naming Teranga, us and our wholly owned subsidiary Sabodala Holding Limited, as defendants. Bendon’s statement of claim seeks an unspecified amount of damages and an injunction seeking to prevent the Offer, and alleges, among other things, that the completion of the Offer would result in a breach of the Shareholders Agreement dated December 18, 2006 between us, Badr, Bendon and Sabodala Holding Limited. We believe that Bendon’s lawsuit is without merit and we plan to vigorously defend it, however, the outcome of litigation cannot be predicted with certainty and there is no guarantee that any legal action by Bendon would not be successful. If we were unable to resolve such dispute favourably or in a timely manner, the resultant litigation could affect the timing of any anticipated benefits to Teranga from the acquisition of Oromin and have a material adverse impact on our and Teranga’s financial performance, cash flow and results of operations.

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

Exploration and development of mineral deposits is an expensive process, and frequently the greater the level of interim stage success the more expensive it can become. The Company has no producing properties and generates no operating revenues; therefore, for the foreseeable future, it will be dependent upon selling equity in the capital markets to provide financing for its continuing substantial exploration budgets. The capital markets have recently been very unfavourable to the financing of mineral exploration by junior companies accordingly, there can be no assurance that the capital markets will be receptive in the future, or that the Company will be able to raise the financing needed to continue its exploration programs on favourable terms, or at all. Restrictions on the Company’s ability to finance could have a material adverse outcome on the Company and its securities.

OUR EXPLORATION EFFORTS ARE DIRECTED TO THE COMMODITY GOLD, AND THE MARKET PRICE FOR GOLD IS SUBJECT TO HIGH VOLATILITY

The Company’s exploration project seeks gold at the OJVG Gold Project. While this commodity has recently been the subject of significant and downward trending volatility; accordingly, there can be no assurance that acceptable price levels will continue, or that investors’ evaluations, perceptions, beliefs and sentiments will favour this target commodity. An adverse change in this commodity’s price, or in investors’ beliefs about trends in this price, could have a material adverse outcome on the Company and its securities.

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

WE ARE HIGHLY DEPENDENT ON THE INDIVIDUAL SKILLS AND EXPERIENCE OF OUR CHIEF EXECUTIVE OFFICER AND OUR VICE-PRESIDENT OF MINERAL EXPLORATION

The Company’s exploration efforts are dependent to a large degree on the skills and experience of certain of its key personnel. The Company does not maintain “key man” insurance policies on these individuals. Should the availability of these persons’ skills and experience be in any way reduced or curtailed, this could have a material adverse outcome on the Company and its securities.

WE HAVE A LONG HISTORY OF INCURRING NET LOSSES AND GENERATING NO OPERATING REVENUE

The Company has incurred net losses to date. Its deficit as of February 28, 2013 was $88,460,705. The Company has not yet had any revenue from the exploration activities on its property, nor has the Company yet made a production decision to proceed with development activity on its property. Even if the Company does undertake development activity on certain of its properties, the Company expects to continue to incur losses beyond the period of commencement of such activity. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

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

The capital stock of the Company may be classified as “penny stock” as defined in Reg. § 240.3a51-1 promulgated under the Securities Exchange Act of 1934 (the “1934 Act”). In response to perceived abuse in the penny stock market generally, the 1934 Act was amended in 1990 to add new requirements in connection with penny stocks. In connection with effecting any transaction in a penny stock, a broker or dealer must give the customer a written risk disclosure document that (a) describes the nature and level of risk in the market for penny stocks in both public offerings and secondary trading, (b) describes the broker’s or dealer’s duties to the customer and the rights and remedies available to such customer with respect to violations of such duties, (c) describes the dealer market, including “bid” and “ask” prices for penny stock and the significance of the spread between the bid and ask prices, (d) contains a toll-free telephone number for inquiries on disciplinary histories of brokers and dealers, and (e) defines significant terms used in the disclosure document or the conduct of trading in penny stocks. In addition, the broker-dealer must provide to a penny stock customer a written monthly account statement that discloses the identity and number of shares of each penny stock held in the customer’s account, and the estimated market value of such shares. The extensive disclosure and other broker-dealer compliance related to penny stocks may result in reducing the level of trading activity in the secondary market for such stocks, thus limiting the ability of the holder to sell such stock.

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

THE TRADING PRICE OF OUR SHARES HAS BEEN AND IS LIKELY TO CONTINUE TO BE SUBJECT TO WIDE FLUCTUATIONS

In recent years, the securities markets in Canada and the United States have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price on the TSX Venture Exchange or the Toronto Stock Exchange of the Company's common stock fluctuated from a high of $1.49 to a low of $0.28 during the period beginning March 1, 2010 and ending on the date of this Annual Report. There can be no assurance that these price fluctuations and volatility will not continue to occur. Recent prices have been at the low end of this range.

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

Pursuant to an offer made by Teranga, dated June 19, 2013, as varied and extended by a notice of change, variation and extension dated July 26, 2013 (the “Offer”) to acquire all of our issued and outstanding common shares not already owned by it, Teranga acquired 81,076,401 of our common shares, representing approximately 59.02% of our outstanding common shares (on a non-diluted basis). The common shares of the Company taken up by Teranga under the Offer, together with the 18,699,500 common shares of the Company owned by Teranga prior to the expiry of the Offer, represent 99,775,901 common shares of the Company or approximately 72.63% of the outstanding common shares of the Company (on a non-diluted basis).

On August 27, 2013 we entered into the Arrangement Agreement with Teranga, as amended on August 29, 2013, pursuant to which we and Teranga agreed to proceed with the Arrangement that would permit Teranga to acquire all of the common shares of the Company that it does not currently own, with shareholders of the Company (other than any dissenting shareholders and Teranga) receiving the same consideration of 0.60 of a common share of Teranga for each common share of the Company, as was offered under the Offer.

The Arrangement is subject to the approval of the Supreme Court of British Columbia and satisfaction or waiver of the conditions of closing set out in the Arrangement Agreement, and in particular the approval of the proposed plan of arrangement under Part 9, Division 5 of the Business Corporations Act (British Columbia). In order to proceed, and in addition to approval by the court, the Arrangement Resolution must be approved at the Meeting on the terms set out our Management Proxy Circular dated August 30, 2013, by two-thirds of the votes cast by the shareholders of the Company, present in person or represented by proxy and a majority of the votes cast at the Meeting in person or by proxy by shareholders of the Company in accordance with the minority approval requirements of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

Teranga has indicated that it will vote all the common shares of the Company it holds for the Arrangement Resolution and as a result, the approval of the Arrangement at the Meeting is assured based on the current number of common shares of the company that are outstanding. After the completion of the Arrangement, Teranga expects that the common shares of the Company will cease to be quoted on the OTC/BB and Teranga intends to cause us to be de-listed from the Toronto Stock Exchange and to cease to be a reporting issuer in each jurisdiction of Canada in which we are a reporting issuer. Teranga also intends to take such steps as are necessary to suspend our reporting obligations under the U.S. Securities Exchange Act of 1934.

The Company has one subsidiary. Sabodala Holding Limited (“SHL”) is incorporated in the British Virgin Islands and is wholly owned by the Company. SHL holds interests in other companies as set out in the section following, “OJVG Gold Property, Sénégal” and in subsection C – “Organizational Structure”.

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

By an agreement dated December 18, 2006, as amended, between Oromin Joint Venture Group Ltd. (“OJVG Ltd.”), SHL, Bendon and Badr, the OJVG was converted into a corporate form. SHL and Bendon each own a 43.5% interest and Badr owns a 13% interest in OJVG Ltd. SHL and Bendon have agreed to each fund 50% of the costs of exploration and development of the OJVG Property, with Badr’s interest being fully carried for as long as it owns an interest in OJVG Ltd. The exploration concession comprising the OJVG Gold Project property has been assigned to OJVG Ltd. SHL is the operator of OJVG Ltd. to which it provides exploration and management services. In March 2007, the Government of Sénégal granted a twenty month extension (to December 22, 2008) to the Mining Convention conditional on the joint venture spending an additional USD$12 million during the extension period. This expenditure requirement was met and in December 2008, OJVG Ltd. was granted a further twelve month extension, expiring on December 22, 2009.

In August 2009 the Company completed an initial preliminary Feasibility Study (“PFS”) for its OJVG Project. This study was prepared by SRK Consulting (Canada) Inc. (“SRK”) utilizing available exploration drilling data up to May 2009. The result of this initial study produced a negative net present value (“NPV”) and as such no mineral reserves could be quantified for the OJVG Property. To seek to improve the project economics, SRK recommended that OJVG (1) focus its exploration activities on identifying high-grade targets that might help in improved cash flows in the early years of the project as the property still has several interesting gold anomalies that, if exploration is successful, could add value to the project; (2) optimize the PFS to allow for the known opportunities to be investigated and new opportunities to be sought; and (3) continue drilling on the property and revise the PFS based on new information at a cost of approximately USD$15M.

OJVG adopted SRK’s recommendations, but elected to complete a full Feasibility Study (“2010 FS”) rather than simply revise the PFS. As a result, on January 26, 2010, OJVG was granted a mining licence for the OJVG Gold Project. The mining licence is for a term of fifteen years and will permit OJVG to begin mining operations in accordance with recommendations of a full Feasibility Study prepared by SRK and Ausenco Limited (“Ausenco”) and publicly disseminated in July 2010. It is important to note that development of a mining operation is subject to the owners of OJVG making a production decision, a step which has not yet taken place.

As required by the mining licence, in January, 2013 OJVG completed the formation of an operating company under the laws of Sénégal, Société des Mines de Golouma S.A. (“Somigol”), to undertake the development of the Project.

The operating company is 90% owned by OJVG and 10% by the Government of Sénégal. The interest owned by the Government of Sénégal is fully carried, subject to the recovery by funding shareholders of funds advanced and accrued interest, and the Government of Sénégal is also entitled to a royalty equal to 3% of net smelter returns. Under the terms of the Mining Convention, OJVG is obliged to offer to Sénégalese nationals the one–time right to purchase up to a 25% interest in such operating company at a price determined by an independent valuator. At the date of this Annual Report, the conveyance of OJVG’s interest in the Project to Somigol is under way but not completed, and the offer of up to a 25% interest in Somigol to Sénégalese nationals is also in progress. At the date of this Annual Report, the Company is not aware that any portion of such a 25% interest is under consideration by any Sénégalese nationals. Somigol has to date not undertaken any activities or transactions, with the exception of receiving an immaterial initial contribution of share capital.

The renewable mining licence specifies an eight year tax holiday expiring January 25, 2018. OJVG received the final approval from the Government of Sénégal for its Environmental and Social Impact Assessment (“ESIA”) on May 24th, 2012. This process started with the first technical review committee meeting held in March 2011and culminated with blanket approval from all local stakeholders during the public audience held on-site in March 2012. OJVG submitted the final ESIA to government in November 2011 and it passed all three levels of review after minor amendments were incorporated.

On January 31, 2013, OJVG released the results of an update to the 2010 FS (“2013 FS”). Certain elements of the 2013 FS are set out below under the heading “2013 Mineral Reserve Estimates”.

Santa Rosa Property, Argentina

Up until November 30, 2011 the Company held an interest in an oil and gas concession in the Republic of Argentina known as the Santa Rosa Property. As set out in Note 7 to the financial statements filed with our report on Form 20-F for the previous fiscal year, namely, the year ended February 29, 2012, effective December 1, 2011 the Company disposed of this interest to an arm’s length party for nominal proceeds.

B.	Business Overview

The Company has historically been involved in the exploration of mineral properties in various parts of the world. During the last three financial years the Company’s principal activity has been financing and carrying out exploration on the OJVG Property in Sénégal. In July 2009 the Company also drilled an unsuccessful test well on the Santa Rosa Property.

In October 2004, the Company was awarded an exploration concession known as the Sabodala Property in the Republic of Sénégal – which has subsequently been renamed the OJVG Gold Project. The exploration concession granted the Company the sole right to acquire a 100% interest in the OJVG Gold Project by spending at least USD$8 million on exploration of the OJVG Gold Project by April 17, 2007, a condition which was met. The OJVG Gold Project was held by the Oromin Joint Venture Group (“OJVG”), a joint venture between the Company and Bendon International Ltd. (“Bendon”), each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), a private company based in Saudi Arabia, pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Company and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement. By an agreement dated December 18, 2006, as amended, between Oromin Joint Venture Group Ltd. (“OJVG Ltd.”), Sabodala Holding Limited (“SHL”) (a wholly-owned subsidiary of the Company), Bendon and Badr, the OJVG was converted into a corporate form. SHL and Bendon each own a 43.5% interest and Badr owns a 13% interest in OJVG Ltd. SHL and Bendon have agreed to each fund 50% of the costs of exploration and development of the OJVG Property, with Badr’s interest being fully carried for as long as it owns an interest in OJVG Ltd. The exploration concession comprising the OJVG Property has been assigned to OJVG Ltd. SHL is the operator of OJVG Ltd. to which it provides exploration and management services.

In March 2001, the Company acquired a 100% interest in the oil and gas exploration rights for the Santa Rosa Property in central Argentina. For a number of reasons, including the transfer of jurisdiction over oil and gas development from the federal government of Argentina to the provincial government of Mendoza, no meaningful exploration activities occurred until after April 2008 when the Province of Mendoza issued a decree recognizing the

Company’s tenure rights. Pursuant to an agreement dated December 23, 2008, with Otto Energy Ltd. (“Otto”) the Company agreed to sell to Otto an effective 32.48% interest in its Santa Rosa Property by Otto funding exploration expenditures of USD$1,400,000. This transaction closed May 4, 2009. During the financial year ended February 28, 2010, in July 2009 the Company, as operator of the Santa Rosa property, drilled a wildcat test well at the first selected location on the concession but did not encounter any hydrocarbons. Thereafter, the Company reacquired from Otto, at nominal cost, Otto’s 32.48% interest in Cynthia. The Company subsequently sought third party participation in the concession, did not succeed in attracting any such, wrote off all its historical carrying costs in the project, and, as set out in Note 7 to the financial statements for the year ended February 29, 2012, sold its interest effective December 1, 2011 to an arm’s length party for nominal proceeds.

C.	Organizational Structure

The following chart sets out the Company’s corporate structure and the resource properties owned by each of the Company’s subsidiaries:

*The interest of Oromin Joint Venture Group Ltd. in the OJVG Property takes the form of its rights and interest in a Mining Convention to which it is a party with the Government of Sénégal dated February 17, 2005 as subsequently amended, as more completely set out under Item D. “Property Plants and Equipment – OJVG Property, Sénégal” below. These rights are incorporated in the Mining License for the OJVG Project issued by the Government of Sénégal January 26, 2010. This 100% interest is subject to a reduction to 90% in favour of the Government of Sénégal and, contingently, to 65%, as more completely set out under Item D. “Property Plants and Equipment – OJVG Property Sénégal” below.

D.	Property, Plants and Equipment

The sole property of the Company is the OJVG Gold Project in the Republic of Sénégal. This project is currently in the exploration stage. However, it is the subject of a current, full Feasibility Study dated March 15, 2013 and would graduate to the status of a development-stage project upon the making of a production decision by the owners. This step has not yet occurred. The Company has not had any revenue from any resource products in the last three fiscal years.

Explanation
Village
Airstrip
OJVG tree nursery
Area of mineralization
Deposit, Au
Mine, open pit
Road
OJVG license boundary
810,000 mE
815,000 mE
820,000 mE
1,465,000 mN
1,460,000 mN
1,455,000 mN
1,450,000 mN
1,445,000 mN
OJVG license boundary (212.6 sq/km)
Bransan
Sanouwoula
Dendifa West
Maleko
Sabodala North
Sekoto North
Sekoto Deposit
Masato Northeast
Masato Deposit
Teranga Gold Corporation
Sabodala Gold Mines
Mamasato Deposit
Mamakono
Mamakono South
Kourouandi Deposit
Niakafiri SE Deposit
Niakafiri SW Deposit
Tiantinel
Kerekounda Deposit
Golouma NW Deposit
Saboraya
Kouroulouloo Deposit
Kouroulouloo South
Golouma West Deposit
Golouma South Deposit
Kerolo
Toroslta
Koboketo North
Maki Medina Deposit
Maki Medina East
Kouloquinde Deposit
Koboketo West
Koboketo Deposit
Goumbati
Goumbati West
Kouloumiekolla Deposit
Bambaraya
Mankana
Kinemba West
Kinemba Deposit
Oromin Joint Venture Group Ltd.
OJVG Gold Project
Senegal, West Africa
Concession
Deposits & Targets
0
1
2
4

OJVG Gold Property, Sénégal

The following technical information has been compiled and/or reviewed by Douglas Turnbull, P.Geo. Except as noted below, the following are the Company’s consulting firms and the principal supervising qualified persons responsible for the preparation of the technical information concerning the OJVG Property (“OJVG Project” or “OJVG Gold Project” or “OJVG Golouma Project”) in this document. Mr. Turnbull is a director of the Company and is regarded by the Company as not independent. The persons listed below are independent.

  SRK Consulting (Canada) Inc. under the direction of Neil Winkelmann.

  Ausenco Solutions Canada Inc. under the direction of Kevin Scott P.Eng.

Unless otherwise indicated, much of the following summary has been extracted or based on a number of technical reports completed on behalf of the OJVG including;

  OJVG Golouma Gold Project Updated Feasibility Study (SRK, March 15, 2013) – (“2013 FS”)

  OJVG Golouma Gold Project Heap Updated Preliminary Economic Assessment of the Heap Leach Potential (Kuchling et al., March 27, 2013) – (“2013 PEA”)

  Revised OJVG Golouma Gold Project Updated Mineral Resource (SRK, December 9, 2011)

  OJVG Golouma Project Heap Leach Preliminary Economic Assessment (Ausenco, June 18, 2011)

  OJVG Sabodala Project Feasibility Study (SRK/Ausenco, June 2010) – (“2010 FS”)

  All of these documents provide a comprehensive overview of the OJVG Gold Project as well as the parameters and engineering studies that were used to define the historic reserves and an overall mine plan for the proposed development of five of the OJVG deposits. Readers are advised that the all of the company’s technical reports have been filed and posted on the Canadian regulatory filing medium called SEDAR under the filing classification “Technical Report – NI 43-101”.

Technical Summary

OJVG holds a 15 year renewable mining license in respect of the Golouma Gold Concession (the “OJVG Gold Project”), approximately 212.6 km2 of land in the Tambacounda region of south-eastern Sénégal. The registered name of the mining concession is the Golouma Gold Concession and although it has previously been referred to as OJVG’s Sabodala Project, it is currently referred to as the OJVG Gold Project in almost all public disclosure by OJVG. For the purposes of this study, the OJVG Gold Project, OJVG Concession, OJVG Property, Golouma Gold Project and Project are synonymous. Gold exploration on the property has been conducted by Oromin Explorations Ltd. (“Oromin”) since 2005. Oromin’s exploration work has progressed from property-wide soil geochemical sampling and geophysical surveys to more focussed trenching, RC) drilling and Core. Oromin has been successful in identifying numerous exploration targets and fourteen gold deposits thus far; Masato, Golouma (West, South, Northwest), Kerekounda, Kourouloulou, Niakafiri Southeast, Niakafiri Southwest, Maki Medina, Kobokoto, Sekoto, Mamasato, Kinemba, Koutouniiokolla, Koulouqwinde and Kouroundi. These fourteen deposits have been drilled to a level that supports classification as mineral resources. Four of these deposits (Masato, Golouma Kerekounda and Kourouloulou) have mineral reserves defined in the 2013 FS.

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

The property borders the 20.3 km2 Mining Concession of Teranga Gold Corporation (“Teranga” – formerly Mineral Deposits Ltd.). Teranga owns and operates the Sabodala Gold Deposit. OJVG’s property is situated on the divide between the Gambia and Falémé River catchments to the west and east respectively. The terrain is comprised of open savannah vegetation on gently rolling hills and is at an elevation of roughly 200 m above sea level (“masl”). The climate of the region belongs to the Sudanic zone and is generally hot and humid. The rainy season, between June and September, brings heavy downpours that are generally short and intense and can cause disruption to transport. The estimated average annual rainfall on the property is 1,100 mm, the vast majority falling in the rainy season.

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

On January 26, 2010, OJVG was granted a mining licence for the OJVG Gold Project. The mining licence is for a term of fifteen years, renewable, and will permit OJVG to begin mining operations in accordance with recommendations of this Feasibility Study. OJVG has recently completed the process of establishing an operating company, Somigol, to undertake the development of the Project. Somigol is 90% owned by OJVG and 10% by the Government of Senegal. The interest owned by the Government of Senegal is fully carried and the Government of Senegal is also entitled to a royalty equal to 3% of net smelter returns. Under the terms of the Mining Convention, OJVG is obliged to offer to Senegalese nationals the right to purchase up to 25% of such operating company at a price determined by an independent valuator. At the date of this Annual Report this process is under way with an undetermined outcome. The renewable mining licence allows for a minimum 8 years tax free benefit which commenced January 26, 2010, and can be extended for up to 15 years through Government negotiation.

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

The mineral deposits within the OJVG Gold Project (Golouma West, Golouma South, Golouma Northwest, Kerekounda, Kourouloulou, Kouroundi, Koutouniokollo, Koulouqwinde, Maki Medina, Mamasato, Masato, Niakafiri Southeast, Niakafiri Southwest, and Kobokoto, Kinemba, Sekoto) and various gold prospects and targets fall within the broad classification of orogenic gold type deposits. The principal mineralized zones within the deposits are hosted by high strain areas within the prevailing shear zones. Gold mineralization is associated with zones of metavolcanics affected by intense Fe-carbonate-sericite±quartz±feldspar ±pyrite alteration, the intensity of which broadly correlates to the intensity of the deformation fabric and the presence of thicker quartz-carbonate veins. At Masato, fuchsite (Cr-mica) is also present, owing to the presence of ultramafic rocks. Multiple parallel zones comprise each deposit, with individual zones of anomalous gold values typically ranging from 2 to15 m in true thickness.

OJVG has further classified its deposits into two styles of mineralization hosted within the NNE trending, 8 km wide MTSZ that runs the entire 22 km length of the concession. The western side of the MTSZ structural corridor hosts OJVG’s lower grade, bulk mining style deposits collectively referred to as the “Masato Style” bulk tonnage deposits (Masato, Mamasato, Niakafiri Southeast, Niakafiri Southwest, Maki Medina and Kobokoto, Kinemba, Kouroundi, Koutouniokollo, Koulouqwinde, and Sekoto, ) while the eastern side hosts OJVG’s higher grade deposits, collectively referred to as the “Golouma Style” higher grade deposits (Golouma West, Golouma South, Golouma Northwest Kerekounda and Kourouloulou). Only the Golouma West, Golouma South, Masato, Kerekounda and Kourouloulou deposits host ore reserves.

OJVG Gold Deposit Descriptions

The Masato deposit has been defined over a strike length of 2,100 m along a north-northeast trending, moderately west-dipping shear zone. The deposit consists of six separate mineralized zones that span over 60 m in width and have been drilled to a depth of approximately 500 m below surface.

The Golouma West deposit consists of two broadly east-west trending zones, which together have a total strike length of approximately 800 m and have been drilled to a depth of 1000 m. A north-northeast trending zone is located in the western-most portion of the deposit and has with a strike length of 300m and has been drilled to a depth of 350m. A total of 10 steeply south-dipping shear zone-hosted sheet-like bodies of mineralization have been defined in the east-west zones, and one steeply northwest dipping body in the north-northeast trending zone.

Golouma South occupies a north-northeast trending, moderately to steeply west-dipping ductile shear zone. Mineralization has been defined over a strike length of approximately 640mand down-dip to 950 m below surface. . It has been modelled within four shear zone-hosted sheet-like bodies of mineralization.

Mineralization at Kerekounda occupies four north-northwest trending shear zones, dipping 50-70° towards the west-southwest. Mineralization has been defined over a strike length of about 350 m and down-dip for approximately 430 m.

Kourouloulou has four east-southeast striking shear zone-hosted sheet-like bodies of mineralization that dip at intermediate angles to the south. Although the strike length of this deposit is currently defined to only approximately 200 m, the grades are higher than the other deposits.

Niakafiri Southeast, located 2 km west-northwest of Golouma, occupies several north-northeast trending shear zones within the same structural zone that extends from Masato south to Maki Medina and the Kobokoto-Kinemba areas. Mineralization has been traced using trenching and drilling along a strike length of approximately 1.2 km. The structure plus the geochemical anomaly remain open to expansion to the south. The current resource is drilled to a depth of 180m. The depth of oxidation (50m-70m) makes this area a target for heap leaching.

Niakafiri Southwest is located approximately 1 km to the west of Niakafiri Southeast. The area is a 200m-300m wide structural corridor consisting of a series of north-northeast trending, steeply west dipping, strongly sheared and altered mafic metavolcanic rocks. The current resource is drilled to a depth of 140m and over a strike length of 400m.

Maki Medina is situated 3 km west of Golouma along the same steeply west dipping north-northeast trending structural zone that hosts Masato and Niakafiri Southeast to the north and Kobokoto and Kinemba West to the south. Drilling has defined a northern zone with a strike length of 700m and a smaller southern zone defined for 200 m. The current resource is drilled to a 120m depth.

Kobokoto and Kobokoto South are located 2 km west and southwest of Maki Medina. The main mineralized zone consists of a shallow west dipping, variably sheared zone of quartz-carbonate alteration and quartz-carbonate-tourmaline veining. The current resource is drilled over a 1 km strike length and to a depth of 100m.

Koutouniokolla is located 3.5 km southwest of the Golouma deposit. It is coincident with a gold-in-soil geochemical anomaly associated with a topographic high within a broad flat area of extensive laterite cover. Drilling has intersected zones of gold mineralization along a strike length of 150m and locally to a depth of 150m.

The Mamasato area is located approximately 4.5 km north of the Golouma deposit and 2 km southeast of Masato. It is defined by an 800 to 1000 metre long, east-west oriented gold-in-soil geochemical anomaly. Exploration has identified a series of north-northeast and east-west trending quartz vein systems. Mineralization is hosted in two or three sub-parallel zones of sheared and altered mafic metavolcanics and minor felsic intrusives. Drilling has tested the mineral zones along a 650m strike length and down-dip to 250m. The deposit is strongly oxidized to a depth of 80m.

Kouroundi is a new discovery located 3 km north of the Golouma deposit. Gold mineralization is associated with a north-northwest trending, southwest dipping shear-hosted quartz vein zone. The mineralized zone is deeply oxidized and remains open to the north beneath extensive laterite cover. Drilling has traced the zone over a strike length of 150m and down-dip to 150m.

Sekoto is located approximately 9 km northeast of Golouma and 4 km east of Masato. Drilling to date has intersected zones of gold mineralization along a strike length of 400m and locally to 100m depths. Sekoto is being evaluated for its heap leach potential due to deep oxidation and weathering that extends down 50 to 75m. The deposit is unusual in that the host is an equigranular fine to medium grained granodioritic intrusive.

Kinemba, located approximately 5 km southwest of the Golouma deposit, was evaluated for its heap leach potential. Drilling to date has intersected zones of gold mineralization along a strike length of 550m and locally to depths of 200m and is open to expansion. The oxide depth is 50-60m, which is similar to Niakafiri SE and Current gold resources may be further expanded to depth at the Masato, Golouma West, Golouma South, Kerekounda, and Kourouloulou

EXPLORATION AND ACTIVITIES

Calendar Year 2012 – Fiscal Year Ended February 28, 2013

The company’s 2012 exploration program on the OJVG Gold Project, budgeted at USD$ 6,350,000, consisted mainly of prospecting, mapping, and hand trenching. The prospecting and mapping program generated at least 12 new prospective targets including: Goumbati East, Bambaraya East, Bambaraya South, Bransan, Denfia Northwest, Maki Medina East, Mamakono South, Masato Northeast, Niakifiri South, Sanouwoula Hill, TimTimol, and Sekoto West.

938 grab samples were collected from the various prospects and submitted for analysis. A small number of results are available from the prospecting program at this time, with gold values ranging from below detection limit, to over 25 g/t. In summary, of the 439 samples that were analyzed, 110 reported anomalous values in excess of 50 ppb, and 39 samples reported values in excess of 500 ppb. The highest reported value of 25 g/t came from a quartz vein showing in Masato Northeast.

A hand trenching program was initiated on the targets listed above in July 2012, with approximately 2300 m of trenching completed across 34 trenches.

On March 12, 2012, the company announced that it had initiated an update to the 2010 FS which would be based on updated resource estimates for the deposits included in the 2010 FS (Golouma West and South - now referred to as Golouma, Korouloulou, Kerekounda, and Masato) and take into account all 2010 and 2011 drilling completed after the January 2010 data cut-off date used for the original 2010 study.

On January 31st 2013, the company released its updated feasibility study on the OJVG gold project. This study was completed by SRK Consulting (Canada) Inc. (“SRK”) and Ausenco Solutions Canada Ltd. (“Ausenco”) and included all of the drill-holes completed to date on the project. The results of the study were very positive with all three economic scenarios (USD$1350, USD$1550, and USD$1750 gold prices) yielding positive net-present-values (NPV5%) of USD$476, USD$740 and USD$1,007 million respectively (Pre-tax, 5% discount rate). The updated feasibility utilized the same CIL plant design used for the 2010 study, updated for capital and operating cost increases.

Separately, on January 31st, 2013, the company released its updated Heap leach Preliminary Economic Assessment (“2013 PEA”) on the OJVG Gold Project. The 2013 PEA evaluated deposits and potential mineable resources that are not included or classified as minerals reserves in the 2013 CIL FS. The positive outcome of the 2013 PEA was announced on March 27, 2013.

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

In the fall of 2010 Ausenco was also engaged to examine the potential and viability of incorporating heap leach processing in parallel with the CIL plant proposed in the 2010 Feasibility Study. The outcome of the initial desk-top heap leach trade-off study would confirm whether there is sufficient heap leach material available on the OJVG Gold Project, to make this development option viable.

The Company’s investment on the equity basis of accounting in the OJVG Gold Project increased by $16,875,490 net of project administration for the fiscal year ended February 28, 2011.

Calendar year currently in progress

The OJVG shareholders have approved the calendar 2013 exploration budget as presented by Oromin Explorations Ltd., the Project Operator. For the January to December period of 2013, the total Project budget is set at US $ 6,200,000. Expenditures anticipated within this budget outline will include prospecting and geological mapping at peripheral portions of the Project area and hand-trenching, structural mapping and sampling at a number of recent discoveries. No additional drilling is planned for the 2013 calendar year.

During calendar Q1 and Q2 of 2013, OJVG has conducted follow up surface exploration programs at a number of new and previously identified targets including Goumbati, Goumbati West, Masato Northeast, Dendifa West, Timtimol and Maki Medina East. , as well as initiating prospecting and geological mapping at the SE, SW and NE corners of the Project area.

2013 MINERAL RESERVE ESTIMATE

Updated Minerals Reserves have been estimated for the same four gold deposits that were evaluated in the 2010 FS. These are Golouma West and South (now referred to as Golouma), Korouloulou, Kerekounda, and Masato. The total probable gold reserves for the OJVG Gold Project are 28,011 million tonnes of ore grading 2.59 g/t gold containing 2.335 million ounces. The mineral reserve estimate for the OJVG Gold Project has been subdivided into an open pit portion and an underground portion. Table 2 presents the open pit reserve and Table 3 presents the underground reserve, while the total reserve summary is presented in Table 4.

Table 2: Open Pit Mineral Reserve Estimate
Deposit	Reserve Class	Diluted Tonnes ('000s)	Cut-off*	Diluted Grade	Contained Gold

			(g/t)	(g/t)	Au (koz)

Golouma Style Higher Grade Deposits
Golouma W,S,NW
Oxide	Probable	602	0.52	2.11	41
Sulphide	Probable	2,267	0.89	2.37	173
Kerekounda
Oxide	Probable	26	0.52	5.6	5
Sulphide	Probable	7	0.90	12.01	3
Subtotal Golouma Style	Probable	2,902	variable	2.38	222
Masato Style Bulk Tonnage Deposits
Masato
Oxide	Probable	6,202	0.51	1.47	293
Sulphide	Probable	12,785	0.88	2.26	930
Subtotal Masato Style	Probable	18,987	variable	2.00	1,223
Total Mineral Reserve	Probable	21,889	variable	2.05	1,445
Notes:*Internal (mill) average cut-off based on Whittle optimization parameters

Table 3: Underground Mineral Reserve Estimate
Golouma Style Higher Grade Deposits	Reserve Class	Diluted Tonnes ('000s)	Cut- off	Diluted Grade	Contained Gold

			__________ (g/t)	__________ (g/t)	__________ Au (koz)

Golouma W,S	Probable	4,600	2.18	4.19	620
Kerekounda	Probable	1,333	2.18	5.15	221
Kourouloulou	Probable	189	2.18	8.16	49
Subtotal Golouma Style	Probable	6,122	2.18	4.52	890

Table 4: Total Mineral Reserve Estimate
Deposit	Reserve Class	Diluted Tonnes ('000s)	Cut- off	Diluted Grade	Contained Gold

			(g/t)	(g/t)	Au (koz)
Golouma Style Higher Grade Deposits
Golouma W,S,NW	Probable	7,469	N/A	3.47	834
Kerekounda	Probable	1,366	N/A	5.21	229
Kourouloulou	Probable	189	N/A	8.06	49
Subtotal Golouma Style	Probable	9,024	N/A	3.83	1,112
Masato Style Bulk Tonnage Deposits
Masato	Probable	18,987	N/A	2.00	1,223
Subtotal Masato Style	Probable	18,987	N/A	2.00	1,223
Total Mineral Reserve	Probable	28,011	N/A	2.59	2,335

Economics

Prior to the acquisition of majority control of the Company by Teranga on August 7, 2013, the following description outlined the anticipated economics of the mining plan intended to be followed by the Company.

The Project is expected to be developed by both open pit and underground mining methods, with ore trucked from four deposits to a central plant for crushing, grinding and carbon-in-leach recovery processing.

The mine plans envisioned within the FS completed by SRK are based on probable mineral reserves of 28.0 million tonnes at a grade of 2.59 g/t containing 2.335 million ounces of gold which will be mined over a 17 year mine life. The current average annual production for the first 3 years is approximately 182,000 ounces of gold per year at an average operating cost of USD$489 per ounce and for the LOM, approximately 144,000 ounces of gold per year at an average operating cost of USD$654 per ounce. The total pre-production capital cost is estimated to be USD$297.1 million, including a USD$27.9 million contingency but not including owners costs.

Throughput rates will vary between 4,500 and 7,500 tonnes per day based on the ratio of oxide and sulphide ore being processed. Larger daily throughput volumes, based on the increased percentage of the softer oxide ore, positively enhance the economics. The plant has been designed with sufficient flexibility for treatment of all ore types.

The financial modeling completed by SRK for the OJVG Gold Project indicates robust economics. At a gold price of USD$1,550 per ounce, the operation yields a positive after-tax NPV of USD$558 million at a 5% discount rate. The after-tax IRR is 27.7 % and payback is 23 months from initial gold production.

Table 5: Cash Flow Scenarios for the OJVG Gold Project (USD$)+-

Parameter	Unit	Gold Price (USD$/oz)
		$1,350	$1,550	$1,750
Off site cost	$/oz	$7.00	$7.00	$7.00
Royalty @ 3% of NSR	$/oz	$40.34	$46.29	$52.29
Net gold price	$/oz	$1,304	$1,497	$1,691
Ore mined (LOM - UG and OP)	Mt	28.0	28.0	28.0
Average ROM grade	g/t Au	2.59	2.59	2.59
Average process recovery	%	90.8%	90.8%	90.8%
Gold produced	M. oz.	2,119	2,119	2,119
Unit operating cost per tonne milled	$/t milled	$49.44	$49.44	$49.44
Unit operating cost per oz	$/oz Au	$654	$654	$654
Pre-production capital cost	$M	297.1	297.1	297.1
Total capital cost (Life of mine)	$M	504.7	504.7	504.7
Pre-tax NPV0%	$M	854	1261	1672
Pre-tax NPV5%	$M	476	740	1007
Pre-tax IRR	%	23.9%	31.3%	38.2%
Pre-tax payback period	Months from start Prod.	29	23	18
Post-tax NPV0%	$M	652	961	1274
Post-tax NPV5%	$M	353	558	765

Parameter	Unit	Gold Price (USD$/oz)
		$1,350	$1,550	$1,750
Post-tax IRR	%	20.7%	27.7%	34.3%
Post-tax payback period	Months from start Prod.	30	23	18

Heap Leach PEA

OJVG completed an in house update to its 2011 PEA for a proposed heap leach operation to treat lower grade material that was not included or classified as mineral reserves in the 2010 FS on the OJVG Gold Project. The updated 2013 PEA utilizes 6 Masato Style Deposits (Niakafiri Southeast, Niakafiri Southwest, Maki Medina, Kobokoto, Mamasato, Sekoto and the low grade mineralized portion of waste from the proposed Masato CIL open pit as potential sources of material that would be treated by heap leach methods. The financial modelling of the Heap leach production scenario yielded positive results and demonstrated positive economics.

As of the date hereof, Teranga is re-assessing the mine development plan with the intention to utilize its pre-existing mill and related infrastructure to significantly reduce upfront capital cost requirements as well as construction activities.

Once the Arrangement is completed, Teranga intends to work with its OJVG Ltd. Partners, Bendon and Badr, to approve a revised mine plan integrating the OJVG Gold Project with Teranga’s own Sabodala Gold Project and intends to issue an updated technical report detailing the revised economics of such approach.

Doing Business in Sénégal

The République du Sénégal gained independence from France in 1960 and has maintained a democratic political system. It is a secular republic with a strong presidency, a legislature with defined powers, an independent judiciary, and multiple political parties, and is notable as one of the few African states that has never experienced a coup d’état. In 2000, power was transferred peacefully in fully democratic elections, from former President Abdou Diouf to President Abdoulaye Wade, and in 2012 power was similarly transferred from President Wade to the new President, Macky Sall.

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

With an external debt of USD$4.12 billion, and with its economic reform program on track, Sénégal has attained several milestones in the Heavily Indebted Poor Countries (HIPC) debt relief program from 2004 to date. Sénégal continues to lead the West African Economic and Monetary Union (“WAEMU”) countries in macroeconomic performance. For 2012, inflation was at 1.5%, and in most indicators, Sénégal conformed to the WAEMU monetary convergence criteria with a tax revenue to gross domestic product ratio of 23.9%, public investment to GDP ratio of 24.8%, a current account deficit of USD $1.298 billion, and an industrial production growth rate of 4.9%.

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

During the fiscal year ended February 29, 2013, the Company’s principal activities consisted solely of continuing the exploration of its OJVG mineral property in Sénégal. As set out in Note 5 to the accompanying financial statements, on the equity accounting basis the Company decreased its investment in the OJVG project by a net $32,978,272 which consists of an impairment charge of $36,000,000 offset by an increase of $3,012,728 in exploration and evaluation expenses. These expenses are reduced by 66% from the previous year and reflected a transition from a drilling and resource and reserve definition focus to an engineering focus on the preparation of resource and reserve update reports and feasibility study and preliminary economic assessment updates.

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

As at February 28, 2013, the Company had recorded on the equity basis of accounting a net investment of $43,393,053 which includes an estimate for impairment of $36,000,000. Before giving effect to this estimate for impairment, the Company’s investment in the OJVG Property in Sénégal was $79,393,053, an increase of $3,021,728 from the prior year’s investment. The major components of fiscal 2013 expenditures of $7,521,035 are set out, in respect of the 100% combined project interest, in Note 5 to the accompanying financial statements of which the largest components are as follows: wages and benefits of $1,469,529 or 20% of the total; engineering costs of $1,351,122 or 18% of the total; project administration costs of $1,186,246 or 16% of the total; contractor and geological staff costs of $1,081,788 or 14% of the total; and camp operation costs of $1,065,315 or 14% of the total. The exploration and evaluation activities for 2013 (fiscal year ended February 28, 2013) were focused principally on prospecting, mapping and hand trenching on various targets on the exploration concession, and on resource and reserve updates and a feasibility study update on the CIL portion of the development plan and a preliminary economic assessment (“PEA”) update on the heap leach portion of the development plan. We reported on the updated CIL feasibility study and the updated heap leach PEA on January 31, 2013 and posted each of the full studies on our website in March 2013.

As at February 29, 2012, the Company had recorded on the equity basis of accounting a total investment of $76,371,325 with respect to its OJVG Property in Sénégal, an increase of $8,862,865 from the prior year’s investment. The major components of fiscal 2012 expenditures of $21,941,211 are set out, in respect of the 100% combined project interest, in Note 5 to the accompanying financial statements of which the largest components are as follows: drilling costs of $7,383,802 or 34% of the total; camp operation costs of $2,383,514 or 11% of the total; contractor and geological staff costs of $2,052,096 or 9% of the total; sample analysis costs of $1,744,286 or 8% of the total; and social program costs of $1,502,934 or 7% of the total. The exploration activities for 2012 (fiscal year ended February 29, 2012) were focused principally on drilling and related sample analysis/assaying, and the development of additional targets, both as to extensions of established deposits and as to identification of new areas of interest.

As at February 28, 2011, the Company had recorded on the equity basis of accounting a total investment of $67,508,460 with respect to its OJVG Property in Sénégal. The major components of fiscal 2011 expenditures of $37,103,066 are set out, in respect of the 100% combined project interest, in Note 5 to the accompanying financial statements of which the largest components are as follows: drilling costs of $17,416,654 or 47% of the total; engineering costs of $5,602,991 or 15% of the total; sample analysis costs of $3,300,694 or 9% of the total; camp operation costs of $2,852,720 or 8% of the total; and contractor and geological staff costs of $2,245,250 or 6% of the total. The exploration activities for 2011 (fiscal year ended February 28, 2011) were focused principally on drilling and related sample analysis/assaying, and on engineering costs of the Feasibility Study completed in July 2010.

Fiscal Year Ended February 28, 2013 Compared to Fiscal Year Ended February 29, 2012

During the fiscal year ended February 28, 2013 the Company recorded a corporate advisory fee cost of ($251,935), an equity loss on its investment in OJVG of ($36,066,506), financing costs of ($69,571), interest expense of ($15,978), project administration cost recoveries of $515,074, interest income of $17,370, and a foreign exchange gain of $24,091. During the fiscal year ended February 29, 2012 the Company recorded a corporate advisory fee cost of ($1,941,571), an equity loss on its investment in OJVG of ($109,917), interest income of $105,565, a foreign exchange loss of ($1,948), project administration cost recoveries of $664,623 and a write-down of its oil and gas project of $(83,112). The corporate advisory fee cost is highly variable and diminished in fiscal 2013 on the termination of these agreements as agreed between the parties. Of the equity loss in OJVG of $36,066,506, the amount of $36,000,000 arises from an estimate for impairment and $66,506 is largely dependent on foreign exchange effects in that entity’s accounting. Financing costs and interest expense are new cost centres arising from the loan payable transaction set out in Note 9 to the financial statements which accompany this 20-F report. Project administration fees decreased due to lower levels of project costs and related administrative activities. Write-downs of project costs are highly variable depending on the results of impairment reviews.

Expenses for the fiscal year ended February 28, 2013 were $2,496,023, a 62% decrease from $6,514,266 for the fiscal year ended February 29, 2012. As in the prior year, by far the most significant decrease was in share-based payment costs. This cost is highly variable depending on numbers of options granted and market and exercise prices at and preceding the date or dates of grant, together with prevailing risk-free interest rates – factors which have a significant effect on the volatility inputs to the option pricing model on which the costs recognized are based. The principal decreases in other cost centres were for professional and consulting fees, and for salaries and benefits. Professional and consulting fees decreased reflecting the absence of extensive financing and corporate planning activities related to a possible corporate transaction in the 2012 fiscal year which did not materialize. Salaries and benefits costs diminished principally since a significant bonus paid to the Company’s CEO in fiscal 2012 was not repeated in fiscal 2013.

Net loss for the fiscal year ended February 28, 2013 was $38,343,478 or $0.28 per share compared with a net loss for the fiscal year ended February 29, 2012 of $8,207,833 or $0.06 per share. The increase in net loss is attributable principally to the $36,000,000 estimate for impairment which arose upon the completion of an open market bid by an arm's length public company, supported by Oromin's management, which implied a market transaction-based valuation of the Company's interest in the OJVG Project which was approximately $36,000,000 less than the previous unadjusted carrying value. The estimate for impairment was off-set by the reduction in share-based payments and in the corporate advisory fee costs set out in the preceding paragraphs. The Company expects to continue to incur substantial net operating losses for the fiscal year ending February 28, 2014 at a level currently projected to be similar to but somewhat less than in the 2013 fiscal year.

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

Expenses for the fiscal year ended February 29, 2012 were $6,514,266, up six per cent from $6,145,729 for the fiscal year ended February 28, 2011. However, there were wide variances in the line items. By far the most significant decrease was in share-based payment costs. This cost is highly variable depending on numbers of options granted and market and exercise prices at and preceding the date or dates of grant, together with prevailing risk-free interest rates –factors which have a significant effect on the volatility inputs to the option pricing model on which the costs recognized are based. The principal increases in other cost centres were for professional and consulting fees, for salaries and benefits, and for office and rent. Professional and consulting fees increased reflecting extensive financing and corporate planning activities. Salaries and benefits costs were commensurate with the ongoing scope and scale of the Company’s exploration activities, and include a significant bonus paid to the Company’s CEO. Office and rent increases were commensurate with the ongoing scope and scale of the Company’s exploration activities.

Net loss for the fiscal year ended February 29, 2012, was $8,207,833 or $0.06 per share compared with a net loss for the fiscal year ended February 28, 2011 of $9,783,496 or $0.08 per share. The decrease in net loss is attributable principally to the reduction in share-based payments as set out in Note 10 to the accompanying financial statements and to the reduction in the corporate advisory fee as set out in Note 6.

Fiscal Year Ended February 28, 2011 Compared to Fiscal Year Ended February 28, 2010

During the fiscal year ended February 28, 2011 the Company recorded a corporate advisory fee of ($2,807,405), a write-down of its oil and gas project of $(1,443,355), a foreign exchange loss of $(110,888), project administration fees of $495,647, equity income from the OJVG joint venture of $123,000, and interest income of $105,234. During the fiscal year ended February 28, 2010 the Company was operating under a different set of accounting standards, Canadian Generally Accepted Accounting Principles (CGAAP) and a comparison of several of the preceding cost centres to those for fiscal 2011 are not readily relevant due to the changes in accounting standards to IFRS. Those changes are set out in detail in our financial statements for the years ended February 2012 and 2011 which accompanied our report in Form 20-F filed in 2012 for the first year of conversion to IFRS.

Expenses for the fiscal year ended February 28, 2011 were $6,145,729 as determined under IFRS. Again, a comparison of expenses between the fiscal 2011 and fiscal 2010 years is not readily relevant due to the changes in accounting standards to IFRS.

Net loss for the fiscal year ended February 28, 2011 was $9,783,496 or $0.08 per share as determined under IFRS. Again, a comparison of expenses between the fiscal 2011 and fiscal 2010 years is not readily relevant due to the changes in accounting standards to IFRS.

B.	Liquidity and Capital Resources

As set out in the consolidated statements of changes in equity, during the 2011 financial year the Company completed two major financings for gross proceeds of $30.3 million. These financing proceeds are an example of the Company’s sole external source of liquidity, namely, equity financings. During the last seven financial years, the Company has had the benefit of gross proceeds of capital stock placements issued for cash of $15.7 million in fiscal 2007, $24.6 million in fiscal 2008, $0.7 million in fiscal 2009, $26.9 million in fiscal 2010, $30.3 million in fiscal 2011, 0.9 million in fiscal 2012, and a very minor 0.03 million in fiscal 2013. These financings total $99.1 million raised in the past seven years, a period which in substantial part was characterized by difficult conditions in the capital markets.

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

In the final two months of the 2012-2013 fiscal year the Company entered into a loan agreement as set out in Note 9 to the accompanying financial statements. This represents a departure from our usual method of financing, and was undertaken largely to avoid the dilution of shareholders’ equity which an equity placement was perceived to impose. Funds advanced were $1,800,000 as at February 28, 2012, $3,000,000 at May 31, 2013, and$3,802,000 at the date of the change in control referred to in Note 19 to the accompanying financial statements. The change in control triggered a repayment provision for the loan, to be funded by Teranga, which negotiated a repayment schedule in which total amount outstanding under the loan is to be repaid on or before September 30, 2013. These repayments have generated or will generate indebtedness of the Company to Teranga, with no fixed terms of repayment. The Company will receive further loans from Teranga for general working capital purposes, also constituting indebtedness to Teranga on the same terms.

Up until the most recent nine months, the Company's exploration activities have been funded through sales of common shares. On a standalone basis, there can be no assurance that the Company will be able to obtain required financing in the future on acceptable terms, or at all. In the near term, the Company plans to continue its exploration activities on the OJVG gold project. The Company has not made use of any financial instruments for hedging purposes in the fiscal year ended February 29, 2013 or to the date of this Annual Report. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

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

February 28, 2013 Compared to February 29, 2012

At February 28, 2013, the Company’s current assets totalled $1,203,021 compared to $4,351,095 at February 29, 2012, a decrease of $3.1 million. Of this decrease, $2.8 million or 90% is attributable to the changes in the Company’s cash balances as set out in the consolidated statement of cash flows. These in turn consist of net cash outflows for joint venture investments and joint venture advances, totalling $2.97 million; net cash consumed by operating activities of $1.57 million; and cash inflows of $1.72 million of which a net 1.69 million came from proceeds of the loan payable less expenses as set out in Note 9 to the accompanying financial statements, and a very modest 0.04 million from the exercise of stock options. For the same periods, current liabilities increased from $286,000 to $2.01 million. This material increase consists of $276,000 in trade and other payables, and an amount recognized for accounting purposes under IFRS of $1.45 million in respect of the loan payable. Included in the Company’s current liabilities were payables or accrued liabilities of $32,227 due to related parties as set out in Note 11 to the accompanying financial statements. The Company had a working capital deficiency at February 28, 2013 of $811,638 compared to positive working capital of $4,064,839 at February 29, 2012. The drawdown of working capital is attributable to both a diminishment of $3.1 million in current assets and a $2.0 million increase in current liabilities, reduced by the increase in our investment in the Oromin Joint Venture of $3.0 million. At both February 28, 2013 and February 29, 2012, the Company had no long-term debt.

At February 28, 2013, the Company had total assets of $44,740,962 compared to $80,937,002 at February 29, 2012. The large decrease is almost entirely attributable to the estimate for impairment of $36,000,000 discussed above.

Share capital as at February 28, 2013 was $112,789,972, a modest increase from $112,455,628 as at February 29, 2012, attributable to the transactions set out in the statement of changes in equity. Of this, the great majority is attributable to shares issued in non-cash consideration of the loan payable as set out in Note 9 to the accompanying financial statements.

The Company's largest cash outflows in the fiscal year ended February 28, 2013 resulted, as is the case every year, from net joint venture investments; for the year ended February 28, 2013 these were $3,021,728 as set out in the first table in Note 5 to the accompanying financial statements. The decrease of 66% from the prior year is principally attributable to the reduced drilling and other field costs at the OJVG gold project as also set out in Note 5. The cash inflows for the year ended February 28, 2013 arose from the proceeds of the loan payable transaction set out in Note 9. This represents a significant change to our customary financing by way of equity private placements.

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

Outlook

The change in control triggered a repayment provision for the loan, to be funded by Teranga, which negotiated a repayment schedule in which total amount outstanding under the loan is to be repaid on or before September 30, 2013. These repayments have generated or will generate indebtedness of the Company to Teranga, with no fixed terms of repayment. The Company will receive further loans from Teranga for general working capital purposes, also constituting indebtedness to Teranga on the same terms.

In the near term, the Company plans to continue its exploration and evaluation activities on its OJVG Property. A joint venture budget of USD $6.2 million has been approved for calendar 2013, of which the Company’s 50% portion is USD $3.1 million. Principal activities under way during the new fiscal year currently in progress are prospecting and geological mapping at peripheral portions of the Project area and hand-trenching, structural mapping and sampling at a number of recent discoveries. No additional drilling is planned for the 2013 calendar year. Since the acquisition of the Company’s shares by Teranga, funding of the Company’s share of expenditures under the 2013 budget will be the responsibility of Teranga. Teranga has made arrangements to repay the loan facility described in Note 9 to the accompanying financial statements. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but plans and intends to continue with its share of exploration and evaluation expenditures on the OJVG Property. The Company’s resource property is not in production and, therefore, does not produce any income.

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

This Annual Report on Form 20-F contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes’, or variations of such words and phrases or state that certain actions, events or results “may”, “can”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of Oromin Explorations Ltd. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk factors described in Item 3.D of this Annual Report on Form 20-F; risks related to the exploration and potential development of the Company’s OJVG mineral project; risks related to international operations; the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; futures prices of gold and other precious and base metals; risks related to the completion of the Arrangement. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Oromin Explorations Ltd. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

The Company’s mineral property is located in Sénégal and thus may be exposed to various and unpredictable levels of political, economic and other risks and uncertainties. The Company conducts operations through foreign subsidiaries which hold the rights to the mineral properties. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, expropriation of property, maintenance of tenure, environmental legislation, land use and land claims. Failure to comply with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction or expropriation of entitlements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following information is given as at the time immediately prior to the completion of the Offer on August 7, 2013:

Derek Bartlett

Mr. Bartlett is a director of the Company and is the “lead director” of the independent directors. He has worked as a geologist and exploration manager for a number of international mining companies since 1966. Mr. Bartlett is a director of Cadman Resources Inc., Newport Gold Inc., Saville Resources Inc., and Waseco Resources Inc. and is currently the President of Newport Gold Inc. and Cadman Resources Inc. Mr. Bartlett is 74 years old.

Robert Brennan

Mr. Brennan is an independent director of the Company. He has been an investment advisor with CB Richard Ellis since 1987 and prior thereto was a staff accountant with Peat Marwick Mitchell, a predecessor firm of KPMG. Mr. Brennan is 52 years old.

Ian Brown

Mr. Brown is the Chief Financial Officer of the Company, appointed April 15, 2007. He holds a B.Comm. degree and is a Chartered Accountant, the Canadian equivalent of a CPA. He has been a financial executive with a wide array of public companies in the mining exploration industry since 1979. Mr. Brown is 65 years old.

Nell Dragovan

Ms. Dragovan is a director of the Company and is married to Mr. Idziszek. She is a financier with a long, successful history of organizing and financing junior resource companies in Canada. In 1980, she founded Corona Explorations which discovered the Hemlo gold deposits in Northern Ontario. Ms. Dragovan is also a director of Madison Minerals Inc. Ms. Dragovan is 63 years old.

Chet Idziszek

Mr. Idziszek is President and CEO and a director of the Company. Mr. Idziszek holds a Master of Applied Sciences degree from McGill University and has worked as an exploration geologist and exploration executive with numerous international mining companies for over 40 years. He has been recognized by his industry peers for his central role in the discovery and development of the Eskay Creek gold deposit in Canada, being designated “Mining Man of the Year” in 1990 and “Prospector of the Year” in 1994. He has also been recognized for his leadership of Adrian Resources Ltd. during its exploration and development of the Petaquilla copper-gold-molybdenum deposits in Panama. He was a director of Arequipa Resources Ltd. which discovered the Pierina gold deposit subsequently acquired by Barrick Gold Corp. in 1996 for USD $790 million. Since 2005 his principal focus has been the Company and its joint venture on the OJVG Gold Project in eastern Sénégal. This project reached the positive feasibility stage in 2010 and subsequently to date has established 3.78 million ounces of gold in indicated resources and 0.96 million ounces in inferred resources with ongoing and widespread scope for expansion. Mr. Idziszek is President, CEO and a director of Lund Gold Ltd. and Madison Minerals Inc. Mr. Idziszek is 66 years old and is the spouse of Ms. Dragovan.

Kenneth Kuchling

Mr. Kuchling is a Professional Engineer and is Vice President of Engineering for the Company. He holds a Bachelor of Engineering (Mining) degree from McGill University and a Masters of Engineering (Mining) degree from the University of British Columbia. His engineering background consists of 30 years experience with various commodities and in various locations globally. He has been employed both at mining operations and in the consulting industry and has previously been responsible for the management of scoping and feasibility studies. Mr. Kuchling is 55 years old.

David Mallo

Mr. Mallo is Vice-President, Exploration of the Company. He holds the degree Bachelor of Science from Brandon University, has extensive public company experience and has served as a director of several publicly traded junior resource companies. Mr. Mallo is 54 years old.

Robert Sibthorpe

Mr. Sibthorpe is a director of the Company. He holds a B.Sc. in geology and an MBA from the University of Toronto. He worked as a mining analyst and director of Yorkton Securities Inc. in Vancouver from 1986 to 1996. He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant and exploration company executive. Mr. Sibthorpe is currently a director of Madison Minerals Inc, Midnight Sun Mining Corp. and TTM Resources Inc. Mr. Sibthorpe is 64 years old.

James G. Stewart

Mr. Stewart is a director and the Secretary of the Company. He is a lawyer who has practised law both in private practice and as corporate counsel since 1984 and has extensive experience in the fields of mining, corporate finance and securities law. Mr. Stewart is a director and senior officer of Lund Gold Ltd., Madison Minerals Inc. and Salmon River Resources Ltd. He is currently a director of Bayswater Uranium Corporation, Kingsman Resources Inc. and Paget Minerals Corp. Mr. Stewart is 55 years old.

Aziz Sy

Mr. Sy is the Vice President – Sénégal Operations of the Company. He is a geologist engineer who holds both an M.Sc and an MBA from the Université du Québec. He is a former Senior Manager for Lonmin Plc responsible for exploration and business development of PGE and gold projects in Gabon and West Africa. He also was formerly Randgold Resources Limited’s Country & Exploration Manager for Sénégal where he played a crucial role in establishing Randgold in Sénégal, building an all-Sénégalese exploration team and a quality portfolio of exploration permits that let to Randgold’s discovery of its Massawa gold deposit. He was also a member of the exploration team involved in Randgold’s discovery of the Morila gold deposit in southern Mali. Mr. Sy is 45 years old.

Douglas Turnbull

Mr. Turnbull is a director of the Company. He is a geologist and is the President of Lakehead Geological Services Inc. which provides geological consulting services for a number of Canadian private and public companies. Mr. Turnbull is a director of Comstock Metals Ltd., La Ronge Gold Corp., and Grizzly Discoveries Inc. He has been the President of Lakehead Geological Services Inc. since 1990 and is 50 years old.

Change of Board of Directors and Officers

On August 7, 2013, in accordance with the terms of the Support Agreement, each of the members of the board of directors of the Company and all of the officers of the Company resigned and Mr. Robert Duff Young, Mr. Shane Swinn and Mr. Jonathan Weisstub were appointed to the board of directors of the Company as director nominees of Teranga. In addition, on August 8, 2013, the following persons were appointed as officers of the Company, holding the office as set forth beside their name:

Name	Office
Navin Dyal	Vice President, Finance
David Savarie	Corporate Secretary
Paul Chawrun	Vice President, Technical Services
Kwame Sintim	Managing Director, Mine Planning
Brad Jewson	Managing Director, Engineering
Patti Nakai-Lajoie	Managing Director, Geology Resource Estimation

B.	Compensation

The following information is given as at the time immediately prior to the completion of the Offer on August 7, 2013:

The following table sets out compensation by way of salary or director’s fee, professional and consulting fees, and bonuses paid to the Company’s senior management and to its directors for the last full financial year.

Name	Position	Salary or director’s fee $	Professional and consulting fees $	Bonus $
Derek Bartlett	Lead director	24,000	nil	nil
Robert Brennan	Director	12,000	nil	nil
Ian Brown	Chief financial officer	183,648	nil	nil
Nell Dragovan	Director	170,952	nil	nil
Chet Idziszek	President, CEO and Chairman of the Board	211,968	nil	nil
David Mallo	Vice President, Exploration	nil	210,120	2,000
Robert Sibthorpe	Director	12,000	nil	nil
James Stewart	Director and Corporate Secretary	nil	121,800	nil
Abdoul Aziz Sy	Vice President of Sénégal Operations	nil	261,150*	nil
Douglas Turnbull	Director	nil	69,360	2,000
*Paid in foreign currency.
Professional and consulting fees are payable to professional service firms owned by the recipients.

“On September 11, 2013 Chet Idziszek and Ian Brown were reappointed as the Chief Executive Officer and Chief Financial Officer of the Company on a temporary basis so as to execute this Report and the required accompanying certificates.”

In the last full financial year there were no stock option grants and accordingly no compensation effected in this way.

Termination and Change of Control Benefits

The following information is given as at the time immediately prior to the completion of the Offer on August 7, 2013:

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

Description of Amendments to Retention Agreements

In connection with the transactions contemplated in the Offer, on July 30, 2013, each of the above noted employee retention agreements were amended to provide that: (i) subject to there being a Change in Control pursuant to the Offer which results in or leads to the termination of the employment of the employee with the Company, and provided the employee is not offered employment on or before November 30, 2013 which will become effective January 1, 2014 and does not accept an offer of employment effective January 1, 2014 in Comparable Employment with the New Company Owner, the Employee would receive from the Company their Retention Payment after required statutory deductions on or before January 10, 2014; (ii) the employee would not be entitled to provision of the Retention Payment if the employee is offered and accepts Comparable Employment with the New Company Owner effective January 1, 2014 but should the employee decide to resign from his or her employment with the New Company Owner for any reason, or if the employee is terminated by the New Company Owner without Cause, and provided that the termination or resignation is effective on or before July 1, 2014, the Employee would be provided with the Separation Payment; (iii)

with respect to the Separation Payment due to the employee following a resignation from employment with the New Company Owner for any reason, that the termination or resignation need occur on or before July 1, 2014 but that the Separation Payment would not be payable to the employee in the event his or her employment is terminated with Cause by the New Company Owner; and (iv) that the payment of either the Retention Payment or the Separation Payment, as applicable, is conditional upon the employee providing the form of release as set out as a schedule to the amendment to the employee retention agreement.

C.	Board Practices

The directors hold office for a term of one year or until the next annual general meeting of the Company, at which time all directors retire, and are eligible for re-election.

Prior to the completion of the Offer on August 7, 2013, the Company’s Audit Committee was comprised of Derek Bartlett, Robert Brennan (Chairman) and Robert Sibthorpe. Following the completion of the Offer, the functions of the Audit Committee were taken over by the new board of directors of the Company comprised of Mr. Robert Duff Young, Mr. Shane Swinn and Mr. Jonathan Weisstub (Chairman). The Audit Committee is appointed by the Board of Directors and its members hold office until removed by the Board of Directors or until the next annual general meeting of the Company, at which time their appointments expire and they are then eligible for re-appointment. The Audit Committee operates under an Audit Committee Charter which provides for numerous factors such as establishing the independence of the Company’s auditors, review of the audited financial statements of the Company, liaising with the Company’s auditors and recommending to the Board of Directors whether or not to approve such statements. At the request of the Company’s auditors, the Audit Committee must convene a meeting to consider any matters which the auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Company.

D.	Employees

During the fiscal years ended February 28, 2013 and February 29, 2012, the Company had an average of approximately 160 employees of whom nine worked out of the Company’s head office, 15 worked out of the Company’s Dakar office and approximately 135 worked based at the Company’s OJVG exploration camp. Of the average of 160 employees, 20 worked in management and supervisory roles (four in Canada and 16 in Sénégal), seven in secretarial roles (three in Canada and four in Sénégal), five in accounting roles (two in Canada and three in Sénégal), five as support workers (in Sénégal) and the balance worked as mineral explorationists (one in Canada and the rest in Sénégal). Of those, six were employed as geologists and two as medical personnel while the approximately 125 others were skilled, semi-skilled or unskilled labourers.

E.	Share Ownership

The following table sets forth the share ownership of those persons listed in subsection 6.B above prior to the completion of the Offer on August 7, 2013 and includes the details of all options to purchase common shares of the Company held by such persons:

Name	Number of Common Shares Held at May 6, 2013	Number of Options Outstanding at May 6, 2013	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Derek Bartlett	nil	325,000	0.34%	$0.92	August 24, 2015
		150,000		$1.30	March 3, 2016
Robert Brennan	1,214,523	40,000	1.45%	$0.65	March 31, 2015
		500,000		$0.92	August 24, 2015
		250,000		$1.30	March 3, 2016
Ian D. Brown	nil	40,000	0.54%	$0.65	March 31, 2015
		450,000		$0.92	August 24, 2015
		260,000		$1.30	March 3, 2016

Name	Number of Common Shares Held at May 6, 2013	Number of Options Outstanding at May 6, 2013	Beneficial Percentage Ownership¹	Exercise Price	Expiry Date
Nell Dragovan	2,155,904	25,000	2.00%	$0.65	March 31, 2015
		350,000		$0.92	August 24, 2015
		225,000		$1.30	March 3, 2016
Chet Idziszek	6,861,137	75,000	6.37%	$0.65	March 31, 2015
		1,250,000		$0.92	August 24, 2015
		700,000		$1.30	March 3, 2016
Ken Kuchling	nil	75,000	0.14%	$0.90	October 7, 2014
		115,000		$1.30	March 3, 2016
David Mallo	81,500	40,000	0.75%	$0.65	March 31, 2015
		575,000		$0.92	August 24, 2015
		335,000		$1.30	March 3, 2016
Robert Sibthorpe	nil	325,000	0.34%	$0.92	August 24, 2015
		150,000		$1.30	March 3, 2016
J.G. Stewart	746,377	50,000	1.05%	$0.65	March 31, 2015
		375,000		$0.92	August 24, 2015
		275,000		$1.30	March 3, 2016
Abdoul Aziz Sy	1,000	100,000	0.22%	$0.65	March 31, 2015
		200,000		$1.30	March 3, 2016
Douglas Turnbull	52,000	40,000	0.47%	$0.65	March 31, 2015
		350,000		$0.92	August 24, 2015
		210,000		$1.30	March 3, 2016
Total:	11,112,441	7,855,000	13.67%

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of July 5, 2013 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 137,368,218 Common Shares outstanding as of July 12, 2013.

All of the common shares of the Company that were held by the persons listed in the table above that were tendered to the Offer made by Teranga were taken up and paid for by Teranga on August 7, 2013 and are now owned by Teranga.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

To the knowledge of the directors and executive officers of the Company, as at August 30, 2013, no person beneficially owned, directly or indirectly, or exercised control or direction over, common shares of the Company carrying 5% or more of the voting rights attached to all outstanding voting common shares of the Company, except as follows:

Name	Number of Common Shares Owned, Controlled or Directed	Percentage of Class
Teranga Gold Corporation	99,775,901	72.63%

Teranga does not have different voting rights. To the knowledge of the Company, Teranga is not controlled by another corporation, any foreign government or by any other natural or legal persons severally or jointly.

Based on the records of the Company’s registrar and transfer agent, as at September 6, 2013, there were 137,368,218 common shares of the Company issued and outstanding and there were 198 record holders of the Company’s common shares resident in the United States. As at September 6, 2013, we estimate that 27,395,235 common shares of the Company were held in the United States, which represents approximately 19.94 percent of the issued and outstanding common shares of the Company.

B.	Related Party Transactions

Other than as set out in Notes 11 and 18 to the accompanying financial statements, there were no material transactions in the fiscal year ended February 28, 2013 or to the date of this Annual Report, or proposed material transactions between the Company or any of its subsidiaries and:

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

A.	Consolidated Statements and Other Financial Information

This Annual Report contains the consolidated financial statements for the Company for the fiscal year ended February 28, 2013 that contain an Independent Auditor’s Report dated September 13, 2013, Consolidated Statement of Financial Position as at February 28, 2013 and February 29, 2012, Consolidated Statements of Comprehensive Loss for the Fiscal Years Ended February 28, 2013, February 29, 2012 and February 28, 2011, Consolidated Statements of Changes in Equity for the Fiscal Years Ended February 28, 2013, February 29, 2012, and February 28, 2011, Consolidated Statements of Cash Flows for the Fiscal Years Ended February 28, 2013, February 29, 2012, and February 28, 2011, and Notes to the Consolidated Financial Statements.

This Annual Report also contains the financial statements for the Company’s significant equity investee, Oromin Joint Venture Group Ltd. (“OJVG”) for the fiscal year ended February 28, 2013 that contain an Independent Auditor’s Report dated September 13, 2013, Statement of Financial Position as at February 28, 2013 and February 29, 2012, Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for the Fiscal Years Ended February 28, 2013, February 29, 2012, and February 28, 2011, Consolidated Statements of Changes in Shareholders’ Deficiency for the Fiscal Years Ended February 28, 2013, February 29, 2012, and February 28, 2011, Consolidated Statements of Cash Flows for the Fiscal Years Ended February 28, 2013, February 29, 2012, and February 28, 2011, and Notes to the Consolidated Financial Statements.

B.	Significant Changes

On August 6, 2013, pursuant to the Offer, Teranga acquired approximately 72.63% of the Company’s common shares, including those previously owned by Teranga. Effective August 27, 2013, as amended August 29,

2013 Teranga and the Company entered into an Arrangement Agreement pursuant to which Teranga proposes to acquire all the remaining shares of the Company pursuant to a Plan of Arrangement with a shareholders’ meeting called for October 2, 2013 to cnonsider and if thought fit approve this plan. In relation to the Offer described above, Bendon announced on July 2, 2013 that is has filed a lawsuit naming Teranga, the Company and SHL as defendants. The lawsuit seeks declaratory, injunctive and monetary relief as a result of Teranga’s Offer. The outcome of the claim is not determinable and, therefore, an estimate of the financial effect, if any, cannot be made.

The Company’s position in respect of the lawsuit is summarized in the paragraph above, taken from Note 19.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The high and low sale prices for the common shares of the Company on the Toronto Stock Exchange (“TSX”) for each of the most recent eight months, each fiscal quarter in each of the last two full years and subsequent period and each of the last five full financial years are as follows:

	High	Low
Fiscal year 2013-2014
August 2013	$0.46	$0.28
July 2013	$.038	$.020
June 2013	$0.41	$0.23
May 2013	$0.43	$0.25
April 2013	$0.48	$0.28
March 2013	$0.55	$0.435
February 2013	$0.80	$0.52
January 2013	$0.85	$0.71
First Quarter	$0.55	$0.25
2012	$0.95	$0.44
Fourth Quarter	$0.85	$0.52
Third Quarter	$0.84	$0.60
Second Quarter	$0.71	$0.44
First Quarter	$0.95	$0.47
2011	$1.36	$0.77
Fourth Quarter	$1.20	$0.77
Third Quarter	$1.24	$0.83
Second Quarter	$1.19	$0.80
First Quarter	$1.36	$0.95
2010	$1.49	$0.70
2009	$1.43	$0.58
2008	$3.42	$0.385

The closing price of the Company's common shares on the TSX Exchange on September 4, 2013 was $0.44.

The Company’s common shares were listed on the NASD Over-the-Counter Bulletin Board on October 5, 2006. The high and low sale prices for the common shares of the Company on the Over-the-Counter Bulletin Board for each of the most recent six months and each fiscal quarter in each of the last two full years and subsequent period and each of the last five full financial years are as follows:

	High	Low
Fiscal year 2013-2014
August 2013	US$0.41	US$0.27
July 2013	US$0.36	US$0.20
June 2013	US$0.38	US$0.24
May 2013	US$0.40	US$0.23
April 2013	US$0.46	US$0.28
March 2013	US$0.54	US$0.42
February 2013	US$0.80	US$0.50
January 2013	US$0.86	US$0.74
December 2012	US$0.81	US$0.67
First Quarter	US$0.54	US$0.23
2012	US$0.93	US$0.43
Fourth Quarter	US$0.86	US$0.50
Third Quarter	US$0.82	US$0.62
Second Quarter	US$0.72	US$0.43
First Quarter	US$0.93	US$0.49
2011	US$1.40	US$0.764
Fourth Quarter	US$1.19	US$0.764
Third Quarter	US$1.23	US$0.795
Second Quarter	US$1.21	US$0.826
First Quarter	US$1.40	US$0.99
2010	US$1.46	US$0.56
2009	US$1.30	US$0.47
2008	US$3.48	US$0.31

The closing price of the Company’s common shares on the Over–the-Counter Bulletin Board on September 4, 2013 was US$0.41.

B.	Plan of Distribution

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

Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash in United States dollars (USD) however at February 28, 2013 the Company’s exposure to exchange rate changes for the USD was not material. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At February 28, 2013 the Company held cash resources of $1,102,274 and had accounts payable and accrued liabilities of $562,514 and was able to meet its obligations as they became due. On a standalone basis, the Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations as they become due, the Company will depend on funding from its controlling shareholder being Teranga Gold

Corporation. If such funds are not made available, the Company would be required to postpone or curtail its operating and investing activities. As set out in Note 9 and Note 19 to the accompanying financials statements and elsewhere in this 20-F filing, the Company has entered into a loan payable arrangement with a balance of funds borrowed of $1,800,000 at February 28, 2013 and $3,802,000 at July, 2013. Teranga has made arrangements to repay the loan facility. The Company manages its liquidity risk by forecasting cash flow requirements for its planned joint venture investment and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

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

At the end of the period covered by this Annual Report, the fiscal year ended February 28, 2013 an evaluation was carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures were adequately designed and effective in providing reasonable assurance that material information required to be disclosed in the reports that management files and submits under the Exchange Act, is recorded, processed summarized and reported within the time periods specified in the SEC rules and forms.

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

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s ICFR described below. The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.

Management has assessed the effectiveness of the Company’s internal control over financing reporting as at February 28, 2013. In making the assessment, management has used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the Company’s ICFR. Based on this assessment, and based on that evaluation have concluded that our ICFR were effective at the financial year end.

In our previous Form 20-F for the year ended February 29, 2012 the Company reported that as at its fiscal year ended February 29, 2012 its ICFR was not effective. This was based on the following material weaknesses: (i) the Company’s entity-level controls, specifically its whistleblower process, were not appropriately designed nor implemented effectively and its code of conduct was not distributed to key employees; (ii) the financial reporting period end close process had a material weakness resulting from an aggregate of deficiencies related to the preparation, review and approval of account analyses, summaries and reconciliations.

These weaknesses were remediated in or leading up to the fourth fiscal quarter ended February 28, 2013 by the Company implementing a whistleblower policy to address how complaints can be communicated, investigated and resolved, with the ability to provide for anonymity and protection for the complainant, and by carrying out a process to distribute and require acknowledgment of its code of conduct on at least an annual basis to key employees. The second material weakness was remediated by the Company implementing specific measures within its financial reporting process requiring detailed analysis, review and assessment of the reasonableness of period-end balances and use of estimates. Detailed project assessments are conducted to ensure that those matters that may have accounting and financial disclosure impacts are identified appropriately. The Company has increased its use of contract professional accounting assistance in the 2013 fiscal year and in the fiscal year currently under way to support the remediation of this previously identified material weakness, and, in addition, has undertaken the practice of having its quarterly interim financial statements subject to a review engagement by its external auditors before they are issued, effective with the first fiscal quarter ended May 31, 2012.

The remediation of the control deficiencies described above constitutes a significant change, by way of improvements, in the Company’s ICFR.

The Company is required to provide an auditor’s attestation report on ICFR for the fiscal year ended February 28, 2013. In this Annual Report, the Company’s independent registered public accounting firm, Davidson & Company LLP, Chartered Accountants, in Vancouver, BC, must state its opinion as to the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended February 28, 2013. Davidson & Company LLP has audited the Company’s financial statements included in this Annual Report on Form 20-F and has issued an attestation report on the Company’s ICFR. The Auditor’s Attestation Report is included in the Company’s financial statements, attached hereto as Exhibit page F-4.

Other than the matters described above, there were no significant changes in the Company’s ICFR or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERTS

Prior to the completion of the Offer on August 7, 2013, the Company had determined that Robert Sibthorpe qualifies as an “audit committee financial expert” and is independent as that term is defined in the listing standards of the National Association of Securities Dealers. Mr. Sibthorpe holds a B.Sc. in geology and an MBA from the University of Toronto. He worked as a mining analyst and director of Yorkton Securities Inc. from 1986 to 1996. He was an independent mining consultant from 1996 to 1999 when he joined Canaccord Capital Corporation as a mining analyst from 1999 to 2001. Since 2001 he has worked as an independent mining consultant.

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

During the fiscal years ended February 28, 2013 and February 29, 2012, the Company was billed the following amounts of fees to Davidson & Company, the Company’s principal accountants, for the following categories of services:

Type of Fees	Fiscal 2013 Amount Billed	Fiscal 2012 Amount Billed
Audit fees	$167,000	$150,000
Audit-related fees	$20,000	$20,000
Tax fees	nil	$9,400
All other fees	nil	nil
Total fees	$187,000	$179,400

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

The information referred to in this Item is not required for the fiscal year ended February 28, 2013, which is the period covered by this Annual Report on Form 20-F.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There were no such purchases; accordingly, the information referred to in this Item is not required for the fiscal year ended February 28, 2013, which is the period covered by this Annual Report on Form 20-F.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this Annual Report. These financial statements were prepared in accordance with IFRS as issued by the IASB and are expressed in Canadian dollars. For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see page 10 of this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

Not applicable

ITEM 19.	EXHIBITS

(a)	Financial Statements

(b)	Exhibits

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek

Exhibit Number	Description of Document	Page Number
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
*4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the OJVG (formerly Sabodala) Property
*4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek
*4.I.	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan
*4.J.	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.K.	Loan Agreement dated April 28, 2005 between the Company and David Scott
*4.L.	Loan Agreement dated August 9, 2005 between the Company and Naples Explorations, LLC
*4.M.	Joint Venture Agreement made as of the 20th day of September 2005 between the Company and Bendon International Ltd.
*4.N.	Letter of Intent dated November 15, 2005 between the Company and Ottoman Energy Limited
*4.O.	Shareholders Agreement dated December 18, 2006 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited
*4.P.	Amendment Agreement to the Shareholders Agreement, dated January 1, 2007 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited
*4.Q.	Ministry of Energy and Mines, Republic of Sénégal, Transfer and Extension Decree, dated February 7, 2007 for the OJVG (formerly Sabodala) Property
*4.R.	Certificate of Incorporation – Sabodala Holding Limited
*4.S.	Letter Agreement dated March 12, 2007 between the Company and Lund Gold Ltd. on the Carneirinho Property, Brazil
*4.T.	Letter Agreement dated March 11, 2008 between the Company and Chet Idziszek regarding the Santa Rosa Property, Argentina
*4.U.	Final Decree dated April 30, 2008 from the Government of Mendoza on the Santa Rosa Property with the English sworn translation following directly behind
*4.V.	Shareholder Rights Plan dated June 27, 2008
*4.W.	Share Compensation Plan dated July 29, 2008
*4.X.	Stock Option Plan dated July 29, 2008

Exhibit Number	Description of Document	Page Number
*4.Y.	Amended Stock Option Plan dated July 14, 2009
*4.Z.	Participation Agreement dated December 23, 2008 between Otto Energy Limited, Oromin Explorations Ltd., Irie Isle Limited, Cynthia Holdings Limited and Exploraciones Oromin, S.A.
*4.AA.	English translation of the Extension to the Mining Convention for the OJVG (formerly Sabodala) Project, dated December 31, 2008
*4.BB	English translation of the Mining License for the OJVG Project, dated January 26, 2010
*	Official French Version, in pdf format only, of the Mining License for the OJVG Project, dated January 26, 2010 is attached as a link in the Exhibit Index.
*5.A	Stock Option Plan dated July 14, 2009 (as amended March 1, 2011)
*5.B.	English translation of Rider Number 1 to the Mining Convention, dated March 28, 2011
*	Official French version, in pdf format only, of Rider Number 1 to the Mining Convention, dated March 28, 2011 is attached as a link in the Exhibit Index
*5.C.	English translation of Rider Number 2 to the Mining Convention, dated September 23, 2011
*	Official French version, in pdf format only, of Rider Number 2 to the Mining Convention, dated September 28, 2011 is attached as a link in the Exhibit Index
*5.D.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and Ian Brown, dated October 28, 2011
*5.E.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and Nell Dragovan, dated October 28, 2011
*5.F.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and Chet Idziszek, dated October 28, 2011
*5.G.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and David Mallo, dated October 28, 2011
*5.H.	2011 Consulting Retention Agreement between Oromin Explorations Ltd. and James G. Stewart, dated October 28, 2011
5.I.	2013 Amendment to Employee Retention Agreement between Oromin Explorations Ltd. and Ian Brown, dated July 30, 2013	E-532
5.J.	2013 Amendment to Employee Retention Agreement between Oromin Explorations Ltd. and Nell Dragovan, dated July 30, 2013	E-538
5.K.	2013 Amendment to Employee Retention Agreement between Oromin Explorations Ltd. and Chet Idziszek, dated July 30, 2013	E-544
5.L.	2013 Amendment to Employee Retention Agreement between Oromin Explorations Ltd. and David Mallo, dated July 30, 2013	E-550

Exhibit Number	Description of Document	Page Number
5.M.	2013 Amendment to Consultant Retention Agreement between Oromin Explorations Ltd. and James G. Stewart, dated July 30, 2013	E-556
5.N.	Support Agreement between Oromin Explorations Ltd. and Teranga Gold Corporation, dated July 22, 2013	E-562
5.O.	Arrangement Agreement between Oromin Explorations Ltd. and Teranga Gold Corporation, dated August 27, 2013	E-606
5.P.	Amending Agreement to the Arrangement Agreement between Oromin Explorations Ltd. and Teranga Gold Corporation, dated August 29, 2013	E-625
5.Q.	Oromin Explorations Ltd., Code of Business Conduct and Ethics, updated February, 2013, Schedule A and Schedule B. (Schedule B here is an English extraction from the official version, viewable below). To view the official version of Schedule B, to the Oromin Explorations Ltd., Code of Business Conduct and Ethics, please click on the link here	E-628
6.B.	Oromin Explorations Ltd., Whistleblower Policy	E-640
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.2
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.1
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20 F (file no 30614)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated at Vancouver, British Columbia, this 13th day of September, 2013

OROMIN EXPLORATIONS LTD.

Signed: “Chet Idziszek”

Per: Chet Idziszek
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document	Page Number
*1.A.	Certificate of British Columbia Registrar of Companies as to the incorporation of Maple Leaf Petroleum Ltd.
*1.B.	Certificate of British Columbia Registrar of Companies as to the change of name to International Maple Leaf Resource Corporation
*1.C.	Certificate of British Columbia Registrar of Companies as to the change of name to Maple Resource Corp.
*1.D.	Certificate of British Columbia Registrar of Companies as to the change of name to Birchwood Ventures Ltd.
*1.E.	Certificate of British Columbia Registrar of Companies as to the change of name to Oromin Explorations Ltd.
*1.F.	Articles of the Company
*4.A.	Option Agreement dated April 5, 1999 between the Company, Camnor Resources (USA) Inc. and Camnor Resources Ltd. regarding the South Salcha property
*4.B.	Option Agreement dated April 15, 1999 between the Company and Camnor Resources Ltd. regarding the Cirque property
*4.C.	Loan Agreement dated December 4, 2000 between the Company and Chet Idziszek
*4.D.	Resolution No. 2 of the Secretariat of Energy and Mining of the Republic of Argentina respecting the Santa Rosa property dated March 16, 2001
*4.E.	Letter agreement dated April 30, 2003 between Cynthia Holdings Limited, The Havana Group Inc., Bible Resources Limited and Irie Isle Limited regarding the Santa Rosa property
*4.F.	Letter agreement dated January 27, 2005 between the Company, Lund Gold Ltd. and Dirceu Santos F. Sobrinho regarding the Carneirinho Property
*4.G.	English Language Summary of the Mining Convention between the Company and the Government of Sénégal signed February 17, 2005 respecting the OJVG (formerly Sabodala) Property
*4.H.	Loan Agreement dated April 28, 2005 between the Company and Chet Idziszek
*4.I.	Loan Agreement dated April 28, 2005 between the Company and Nell Dragovan
*4.J.	Loan Agreement dated April 28, 2005 between the Company and J.G. Stewart Law Corporation Ltd.
*4.K.	Loan Agreement dated April 28, 2005 between the Company and David Scott
*4.L.	Loan Agreement dated August 9, 2005 between the Company and Naples Explorations, LLC
*4.M.	Joint Venture Agreement made as of the 20th day of September 2005 between the Company and Bendon International Ltd.
*4.N.	Letter of Intent dated November 15, 2005 between the Company and Ottoman Energy Limited
*4.O.	Shareholders Agreement dated December 18, 2006 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited
*4.P.	Amendment Agreement to the Shareholders Agreement, dated January 1, 2007 between the Company, Badr Investment & Finance Company, Bendon International Ltd. and Sabodala Holding Limited

Exhibit Number	Description of Document	Page Number
*4.Q.	Ministry of Energy and Mines, Republic of Sénégal, Transfer and Extension Decree, dated February 7, 2007 for the OJVG (formerly Sabodala) Property
*4.R.	Certificate of Incorporation – Sabodala Holding Limited
*4.S.	Letter Agreement dated March 12, 2007 between the Company and Lund Gold Ltd. on the Carneirinho Property, Brazil
*4.T.	Letter Agreement dated March 11, 2008 between the Company and Chet Idziszek regarding the Santa Rosa Property, Argentina
*4.U.	Final Decree dated April 30, 2008 from the Government of Mendoza on the Santa Rosa Property with the English sworn translation following directly behind
*4.V.	Shareholder Rights Plan dated June 27, 2008
*4.W.	Share Compensation Plan dated July 29, 2008
*4.X.	Stock Option Plan dated July 29, 2008
*4.Y.	Amended Stock Option Plan dated July 14, 2009
*4.Z.	Participation Agreement dated December 23, 2008 between Otto Energy Limited, Oromin Explorations Ltd., Irie Isle Limited, Cynthia Holdings Limited and Exploraciones Oromin, S.A.
*4.AA.	English translation of the Extension to the Mining Convention for the OJVG (formerly Sabodala) Project, dated December 31, 2008
*4.BB	English translation of the Mining License for the OJVG Project, dated January 26, 2010
*	Official French Version, in pdf format only, of the Mining License for the OJVG Project, dated January 26, 2010 is attached here as a link.
*5.A	Stock Option Plan dated July 14, 2009 (as amended March 1, 2011)
*5.B.	English translation of Rider Number 1 to the Mining Convention, dated March 28, 2011
*	Official French version, in pdf format only, of Rider Number 1 to the Mining Convention, dated March 28, 2011 is attached as a link in the Exhibit Index
*5.C.	English translation of Rider Number 2 to the Mining Convention, dated September 28, 2011
*	Official French version, in pdf format only, of Rider Number 2 to the Mining Convention, dated September 23, 2011 is attached as a link in the Exhibit Index
*5.D.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and Ian Brown, dated October 28, 2011

Exhibit Number	Description of Document	Page Number
*5.E.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and Nell Dragovan, dated October 28, 2011
*5.F.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and Chet Idziszek, dated October 28, 2011
*5.G.	2011 Employee Retention Agreement between Oromin Explorations Ltd. and David Mallo, dated October 28, 2011
*5.H.	2011 Consulting Retention Agreement between Oromin Explorations Ltd. and James G. Stewart, dated October 28, 2011
5.I.	2013 Amendment to Employee Retention Agreement between Oromin Explorations Ltd. and Ian Brown, dated July 30, 2013	E-532
5.J.	2013 Amendment to Employee Retention Agreement between Oromin Explorations Ltd. and Nell Dragovan, dated July 30, 2013	E-538
5.K.	2013 Amendment to Employee Retention Agreement between Oromin Explorations Ltd. and Chet Idziszek, dated July 30, 2013	E-544
5.L.	2013 Amendment to Employee Retention Agreement between Oromin Explorations Ltd. and David Mallo, dated July 30, 2013	E-550
5.M.	2013 Amendment to Consultant Retention Agreement between Oromin Explorations Ltd. and James G. Stewart, dated July 30, 2013	E-556
5.N.	Support Agreement between Oromin Explorations Ltd. and Teranga Gold Corporation, dated July 22, 2013	E-562
5.O.	Arrangement Agreement between Oromin Explorations Ltd. and Teranga Gold Corporation, dated August 27, 2013	E-606
5.P.	Amending Agreement to the Arrangement Agreement between Oromin Explorations Ltd. and Teranga Gold Corporation, dated August 29, 2013	E-625
5.Q.	Oromin Explorations Ltd., Code of Business Conduct and Ethics, updated February, 2013, Schedule A and Schedule B. (Schedule B here is an English extraction from the official version, viewable below). To view the official version of Schedule B, to the Oromin Explorations Ltd., Code of Business Conduct and Ethics, please click on the link here	E-628
6.B.	Oromin Explorations Ltd., Whistleblower Policy	E-640
12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.1
12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	E-12.2
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.1
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 99.1 Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	E-13.2
*	These exhibits were previously filed with the Company’s Registration Statement or a previous Annual Report on Form 20-F (file no. 30614).

Oromin Explorations Ltd.

Consolidated Financial Statements

February 28, 2013

Expressed in Canadian Dollars

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Oromin Explorations Ltd.

We have audited the accompanying consolidated financial statements of Oromin Explorations Ltd., which comprise the consolidated statements of financial position as at February 28, 2013 and February 29, 2012 and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended February 28, 2013, February 29, 2012 and February 28, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Oromin Explorations Ltd. as at February 28, 2013 and February 29, 2012 and its financial performance and its cash flows for the years ended February 28, 2013, February 29, 2012 and February 28, 2011 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that Oromin Explorations Ltd. will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has no current source of revenue that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matters

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Oromin Explorations Ltd.’s internal control over financial reporting as of February 28, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 13, 2013 expressed an unqualified opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

September 13, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Oromin Explorations Ltd.

We have audited Oromin Explorations Ltd.'s internal control over financial reporting as of February 28, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Oromin Explorations Ltd.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

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

In our opinion, Oromin Explorations Ltd. maintained, in all material respects, effective internal control over financial reporting as of February 28, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position and the related statements of comprehensive loss, changes in equity, and cash flows of Oromin Explorations Ltd., and our report dated September 13, 2013 expressed an unqualified opinion.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

September 13, 2013

OROMIN EXPLORATIONS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian Dollars, unless otherwise stated)
As at

	February 28,	February 29,
	2013	2012

ASSETS

Current Assets
Cash	$1,102,274	$3,927,251
Receivables (Note 3)	50,598	101,475
Marketable securities (Note 4)	17,969	41,927
Deposits and prepaid expenses	32,180	280,442

Total current assets	1,203,021	4,351,095

Non-Current Assets
Investment in Oromin Joint Venture Group Ltd. (Note 5)	43,393,053	76,371,325
Property, plant and equipment (Note 7)	13,165	63,700
Advances to joint venture	131,723	180,882

Total non-current assets	43,537,941	76,615,907

Total Assets	$44,740,962	$80,967,002

LIABILITIES AND EQUITY

Current Liabilities
Trade and other payables (Note 8)	$562,514	$286,256
Loan payable (Note 9)	1,452,145	-

Total current liabilities	2,014,659	286,256

Equity
Share capital (Note 10)	112,789,972	112,455,628
Share-based payments reserve (Note 10)	18,420,994	18,342,345
Investment revaluation reserve (Note 4)	(23,958)	-
Deficit	(88,460,705)	(50,117,227)

Total equity	42,726,303	80,680,746

Total Liabilities and Equity	$44,740,962	$80,967,002

Nature and continuance of operations (Note 1)
Commitments (Note 13)
Contingency (Note 18)
Subsequent events (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on September 13, 2013.

OROMIN EXPLORATIONS LTD.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	2013	2012	2011

EXPENSES
Amortization (Note 7)	$50,535	$50,535	$50,535
Filing and transfer agent fees	117,436	93,457	69,150
Office and rent	469,624	482,840	352,214
Professional and consulting fees	680,308	1,392,014	397,424
Salaries and benefits	803,673	1,295,852	690,397
Share-based payments (Note 10)	95,993	2,905,335	4,313,421
Travel and public relations	278,454	294,233	272,588

	(2,496,023)	(6,514,266)	(6,145,729)

OTHER INCOME (LOSS)
Corporate advisory fee (Note 6)	(251,935)	(1,941,571)	(2,807,405)
Equity income (loss) from investment in Oromin Joint Venture Group Ltd. (Note 5)	(66,506)	(109,917)	123,000
Financing cost (Note 9)	(69,571)	-	-
Foreign exchange gain (loss)	24,091	(1,948)	(110,888)
Gain on sale of subsidiaries	-	2,216	-
Interest expense (Note 9)	(15,978)	-	-
Interest income	17,370	105,565	105,234
Project administration cost recoveries	515,074	664,623	495,647
Write-off of exploration and evaluation assets	-	(83,112)	(1,443,355)
Write-down of investment in Oromin Joint Venture Group Ltd. (Note 5)	(36,000,000)	-	(1,443,355)
Write-down of investment revaluation reserve (Note 4)	-	(329,423)	-

	(35,847,455)	(1,693,567)	(3,637,767)

Loss for the year	(38,343,478)	(8,207,833)	(9,783,496)

Other comprehensive loss
Unrealized loss on marketable securities (Note 4)	(23,958)	(47,916)	-
Write-down of investment revaluation reserve (Note 4)	-	329,423	-

	(23,958)	281,507	-

Total comprehensive loss of the year	$(38,367,436)	$(7,926,326)	$(9,783,496)

Basic and diluted loss per common share	$(0.28)	$(0.06)	$(0.08)

Weighted average number of common shares outstanding	136,599,643	135,716,443	117,491,838

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	Share capital		Reserves
	Number of		Share-based	Investment
	shares	Amount	payments	revaluation	Deficit	Total equity

Balance at February 28, 2010	102,834,885	$82,876,200	$11,244,638	$(281,507)	$(32,125,898)	$61,713,433
Shares issued on prospectus offering	31,562,500	30,250,000	-	-	-	30,250,000
Shares issuance costs	-	(2,540,081)	-	-	-	(2,540,081)
Shares issued on exercise of stock options	651,000	403,200	-	-	-	403,200
Shares issued on exercise of warrants	517,500	465,750	-	-	-	465,750
Shares issued for resource property services	6,944	5,555	-	-	-	5,555
Shares-based payments	-	-	4,313,421	-	-	4,313,421
Fair value of stock options allocated to shares issued on exercise	-	285,267	(285,267)	-	-	-
Fair value of warrants allocated to shares issued on exercise	-	134,520	(134,520)	-	-	-
Warrants issued for underwriter’s compensation	-	(582,371)	582,371	-	-	-
Total comprehensive loss for the year	-	-	-	-	(9,783,496)	(9,783,496)

Balance at February 28, 2011	135,572,829	$111,298,040	$15,720,643	$(281,507)	$(41,909,394)	$84,827,782

Balance at February 28, 2011	135,572,829	$111,298,040	$15,720,643	$(281,507)	$(41,909,394)	$84,827,782
Shares issued on exercise of stock options	14,000	9,100	-	-	-	9,100
Shares issued on exercise of warrants	976,389	864,855	-	-	-	864,855
Share-based payments	-	-	2,905,335	-	-	2,905,335
Fair value of stock options allocated to shares issued on exercise	-	5,246	(5,246)	-	-	-
Fair value of warrants allocated to shares issued on exercise	-	278,387	(278,387)	-	-	-
Unrealized loss on marketable securities	-	-	-	(47,916)	-	(47,916)
Write-down of investment revaluation reserve	-	-	-	329,423	-	329,423
Loss for the year	-	-	-	-	(8,207,833)	(8,207,833)

Balance at February 29, 2012	136,563,218	$112,455,628	$18,342,345	$-	$(50,117,227)	$80,680,746

The accompanying notes are an integral part of these consolidated financial statements. F-8

OROMIN EXPLORATIONS LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	Share capital		Reserves
	Number of		Share-based	Investment
	shares	Amount	payments	revaluation	Deficit	Total equity

Balance at February 29, 2012	136,563,218	$112,455,628	$18,342,345	$-	$(50,117,227)	$80,680,746
Shares issued on establishment of credit facility (Note 9)	375,000	281,250	-	-	-	281,250
Shares issued on exercise of stock options	55,000	35,750	-	-	-	35,750
Fair value of stock options allocated to shares issued on exercise	-	17,344	(17,344)	-	-	-
Share-based payments (Note 10)	-	-	95,993	-	-	95,993
Total comprehensive loss for the year	-	-	-	(23,958)	(38,343,478)	(38,367,436)

Balance at February 28, 2013	136,993,218	$112,789,972	$18,420,994	$(23,958)	$(88,460,705)	$42,726,303

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

	2013	2012	2011

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$(38,343,478)	$(8,207,833)	$(9,783,496)
Items not affecting cash:
Share-based payments	95,993	2,905,335	4,313,421
Amortization	50,535	50,535	50,535
Non-cash portion of financing costs	46,875	-	-
Write-down of Investment in Oromin Joint Venture Group Ltd.	36,000,000	-	-
Non-cash portion of foreign exchange loss	-	13,496	-
Write-down of investment revaluation reserve	-	329,423	-
Gain on sale of subsidiaries	-	(2,216)	-
Write-off of exploration and evaluation assets	-	-	1,443,355
Changes in non-cash working capital items:
Receivables	50,877	201,603	(136,733)
Deposits and prepaid expenses	248,262	511,401	(733,168)
Trade and other payables	276,258	(64,848)	(189,935)

Net cash used in operating activities	(1,574,678)	(4,263,104)	(5,036,021)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in Oromin Joint Venture Group Ltd., net of recoveries	(3,021,728)	(8,862,865)	(16,980,459)
Advances to joint venture	49,159	(66,606)	(41,528)
Proceeds from sale of subsidiaries, net	-	2,216	-
Exploration and evaluation assets	-	-	(309,657)
Purchase of property, plant and equipment	-	-	(799)

Net cash used in investing activities	(2,972,569)	(8,927,255)	(17,332,443)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued for cash	35,750	873,955	31,118,950
Loan payable	1,800,000	-	-
Issue costs on loan payable	(113,480)	-	-
Proceeds from performance bond – restricted cash	-	13,043	16,486
Share issue costs	-	-	(2,540,081)

Net cash provided by financing activities	1,722,270	886,998	28,595,355

Change in cash	(2,824,977)	(12,303,361)	6,226,891

Cash, beginning of year	3,927,251	16,230,612	10,003,721

Cash, end of year	$1,102,274	$3,927,251	$16,230,612

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Oromin Explorations Ltd. (the “Company”) was incorporated on January 25, 1980 under the Company Act of British Columbia. The address of the Company’s registered office is 2000 - 1055 West Hastings Street, Vancouver, BC, Canada. The consolidated financial statements of the Company as at and for the year ended February 28, 2013 include the accounts of the Company, its subsidiary and the Company’s interest in a jointly controlled entity. The Company is the ultimate parent. The Company owns a 43.5% share in Oromin Joint Venture Group Ltd. ("OJVG") (Note 5). OJVG owns the exploration concession and mining license in Senegal known as the "OJVG Project", OJVG’s sole mineral property interest. In December 2011, the Company sold various subsidiaries in an arm’s length transaction and at the year ended February 28, 2013, the Company’s remaining subsidiary is Sabodala Holding Ltd. (Note 5).

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

These consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, the Company has sustained substantial losses from operations since inception and has no current source of revenue. Continued operations of the Company are dependent upon its ability to receive continued financial support, complete public or private equity or debt financings, or generate profits from the operation or disposition of investments in the future. These material uncertainties raise substantial doubt about the Company’s ability to continue as a going concern. While management of the Company has been successful in completing equity financings in various conditions in the capital markets in the past, restrictions on the Company’s ability to finance in the future could have a material adverse effect on the Company.

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
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
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
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
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

Other financial liabilities at amortized cost

The Company’s trade and other payables and loan payable are classified as other financial liabilities at amortized cost and are initially measured at fair value and subsequently measured at amortized cost.

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
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
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
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

G.	Property, plant, and equipment

Property, plant and equipment (“PPE”) are carried at cost, less accumulated amortization and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

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

H.	Restoration and rehabilitation provision

A provision for restoration and rehabilitation is recognized when there is a present legal, statutory, contractual, or constructive obligation, as a result of exploration, development, or production activities undertaken, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the provision can be measured reliably. The estimated future obligations include the costs of removing facilities, abandoning sites and restoring the affected areas. The restoration and rehabilitation provision is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements. Future restoration costs are reviewed at least annually and any changes in the estimate are reflected in the present value of the restoration and rehabilitation provision at each reporting date. To date the Company does not have any significant restoration obligations.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

I.	Impairment

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

J.	Share-based payment transactions

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

K.	Income taxes

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

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

K.	Income taxes (continued)

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

L.	Loss per share

The Company computes the dilutive effect of options, warrants and similar instruments whereby the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. The Company assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Basic and diluted loss per share is calculated using the weighted average number of common shares outstanding during the year.

M.	Segment Reporting

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties in Sénégal, West Africa.

N.	Use of Judgments and Estimates

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

Critical judgments in applying accounting policies:

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

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

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

N.	Use of Judgments and Estimates (continued)

Assessment of impairment:

The Company reviews each asset (or cash generating unit) at each reporting date to determine whether there are any indicators of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset (or cash generating unit) is measured at the higher of fair value less costs to sell and value in use.

O.	New Standards Not Yet Adopted

  IFRS 7, Financial Instruments: Disclosures - In December 2011, the IASB amended IFRS 7 (Financial Instruments: Disclosures) requiring additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 (or otherwise when IFRS 9 is first applied). IAS 32, Financial Instruments: Presentation, was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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

  IFRS 10, Consolidated Financial Statements (“IFRS 10) – This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements, (“IAS 27”) and SIC-12 Consolidation – Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IAS 27 and IAS 28,
  Investments in Associates, were revised and reissued as IAS 27, Separate Financial Statements, and IAS 28,
  Investments in Associates and Joint Ventures, to align with the new consolidation guidance. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 11, Joint Arrangements – This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company has early adopted this standard as set out in Note 2(F).

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

O.	New Standards Not Yet Adopted (continued)

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

  IFRS 13, Fair Value Measurement (“IFRS 13”) – This standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2, Share-based Payment; leasing transactions within the scope of IAS 17, Leases; and, measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2, Inventories, or value in use in IAS 36, Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

3.	RECEIVABLES

	February 28,	February 29,	February 28,
	2013	2012	2011
Accounts receivable	$2,771	$2,564	$246,511
Accrued interest receivable	-	11,248	58,197
HST receivable	47,827	87,663	199,076
Receivables	$50,598	$101,475	$503,784

4.	MARKETABLE SECURITIES

The Company’s investments consist of 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at February 28, 2013 of $0.015 per share or $17,969 in the aggregate. The Company classifies these shares as available-for-sale financial assets, and accordingly any revaluation gains and losses in fair value are included in total comprehensive income or loss in investment revaluation reserve for the year until the asset is removed from the statement of financial position. During the year ended February 28, 2013, the Company recognized a loss in fair value attributable to the shares of Lund totaling $23,958 (February 29, 2012 – $47,916; February 28, 2011 - $nil) charged to other comprehensive loss in investment revaluation reserve. During the year ended February 29, 2012 the Company recorded an impairment charge of $329,923 on the investment.

The Lund shares trade on the TSX Venture Exchange and fair values are readily determinable from this active public market. Lund is related to the Company, having a number of directors in common.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD.

In October 2004 the Company was awarded an exploration concession in Sénégal known as the Sabodala Project (since renamed the “OJVG Project”), and the Company’s rights were formalized in a Mining Convention with the government of Sénégal dated February 17, 2005 and updated thereafter. The Mining Convention granted the Company the sole right to acquire a 100% interest in this project, subject to a 10% free carried interest after repayment of capital and accrued interest thereon in favour of the government of Sénégal. The OJVG Project was subsequently transferred by the Company to Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company based in Saudi Arabia. The Company provides exploration and management services to OJVG for which it may recover a portion of its administration costs. In order to acquire and maintain in good standing its interest in the OJVG Project, OJVG was obliged to spend at least US$32 million on exploration of the OJVG Project through December 2009 through a series of expenditure milestones, conditions which were met on schedule. Having met these milestone conditions, on January 26, 2010 OJVG was granted a mining licence for the OJVG Project for a term of fifteen years, extendable if future conditions are met. This licence allows OJVG to carry out mining operations once feasibility is established. Under the Mining Code of Sénégal, the mining licence must be held by a Sénégalese company and accordingly on January 29, 2013 Société des Mines de Golouma S.A. (“Somigol”), an operating company under the laws of Sénégal was incorporated. The operating company is owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest of the Government of Sénégal is fully carried, subject to the capital and accrued interest recoveries set out above, and the government is also entitled to a royalty equal to 3% of net smelter returns. Under the terms of the Mining Convention, OJVG is obliged to offer to Sénégalese nationals the right to purchase up to 25% of the shares of Somigol at a price determined by an independent valuator. As at the date these financial statements were approved for issue, this offer is in progress with an undetermined outcome.

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

Effective March 28, 2011, the Mining Convention in respect of the OJVG Project was altered by a rider agreement. Among other matters, this agreement: 1] committed the Company to invest USD $450,000 per year for the social development of local communities until the date of first commercial production, increasing to USD $800,000 per year from the date of first commercial production; 2] established the Company’s holiday from most forms of taxation in Sénégal to be eight years from the date of issue of its mining license, which is January 26, 2010; and 3] committed the Company to contribute up to USD $150,000 per year starting from the date of first commercial production for mining-related training of Sénégalese nationals. At February 28, 2013 OJVG was in arrears in its committed social development expenditures in the amount of approximately CFA 65,000,000 or approximately US$130,000. These arrears are subject to remediation when qualified funding requests are received from the subject communities.

The Company has determined that its investment in OJVG qualifies as an interest in a jointly controlled entity under IAS 31, Interests in Joint Ventures, and has elected to apply the equity method of accounting for its interest in OJVG. For accounting purposes, no recognition of Badr's interest in the equity of OJVG will be made until the commencement of production and the repayment of capital and accrued interest to Bendon and SHL and prior to that point each of Bendon and SHL are ascribed a 50% interest in the equity of OJVG.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

As at February 28, 2013 Somigol was an inactive company with no transactions other than the receipt of an immaterial amount of initial share capital.

5.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

As a result of the supported bid from Teranga Gold Corporation (“Teranga”), Teranga as acquired in excess of 73% of the Company’s common shares including those previously owned by Teranga with plans to acquire all the remaining shares of the Company (Note 19).

Investment in Oromin Joint Venture Group Ltd.	Year ended	Year ended	Year ended
	February 28,	February 29,	February 28,
	2013	2012	2011
Balance, beginning of year	$76,371,325	$67,508,460	$50,632,970
Exploration and evaluation costs capitalized	3,021,728	8,862,865	16,875,490
Less: estimate for impairment	(36,000,000)	-	-
Balance, end of year	$43,393,053	$76,371,325	$67,508,460

Summary financial information for the equity accounted investee, OJVG, not adjusted for the percentage ownership held by the Company, is as follows as at:

	February 28,	February 29,	February 28,
	2013	2012	2011

ASSETS
Current Assets
Cash	$693,316	$237,371	$4,556,596
Deposits and prepaid expenses	3,802	29,572	23,837

Total current assets	697,118	266,943	4,580,433

Non-Current Assets
Resource properties	163,024,584	155,503,549	133,562,338

Total Assets	$163,721,702	$155,770,492	$138,142,771

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$1,627,225	$1,942,849	$3,370,102

Non-current liabilities
Shareholder advances	157,990,569	143,273,607	122,175,316
Accrued interest on shareholder advances	48,391,406	34,209,145	22,623,819

Total non-current liabilities	206,381,975	177,482,752	144,799,135

Total Liabilities	208,009,200	179,425,601	148,169,237

Equity
Deficit	(44,287,498)	(23,655,109)	(10,026,466)

Total Liabilities and Equity	$163,721,702	$155,770,492	$138,142,771

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

	Year ended	Year ended	Year ended
	February 28,	February 29,	February 28,
	2013	2012	2011

Income	$-	$4,579	$10,128,929
Expenses	(20,632,389)	(13,633,222)	(9,086,563)
Net income (loss)	(20,632,389)	(13,628,643)	1,042,366

Less: amounts related to shareholder advances	20,499,377	13,408,809	(796,366)

	(133,012)	(219,834)	246,000

The Company’s equity loss from investment in OJVG at 50%	$(66,506)	$(109,917)	$123,000

	Year ended	Year ended	Year ended
	February 28,	February 29,	February 28,
	2013	2012	2011

Cash flows provided by (used in):
Operating activities	$(66,725)	$(158,963)	$168,325
Financing activities	$8,399,847	$19,274,808	$34,714,852
Investing activities	$(7,877,177)	$(23,435,070)	$(36,529,075)

The reconciliation of OJVG’s equity to the Company’s net interest in the joint venture as at February 28, 2013, February 29, 2012 and February 28, 2011 is as follows:

	February 28,	February 29,	February 28,
	2013	2012	2011

OJVG’s equity	$(44,287,498)	$(23,655,109)	$(10,026,466)
Add: shareholder advances	157,990,569	143,273,607	122,175,316
Add: accrued interest on shareholder advances	48,391,406	34,209,145	22,623,819
Add: adjustment for difference in shareholder advances	1,763,430	2,956,659	2,956,659
Add: other adjustments	198,401	198,401	198,401
Less: accumulated project administration cost recovery	(5,270,201)	(4,240,053)	(2,910,809)

	158,786,107	152,742,650	135,016,920

The Company’s net interest in the joint venture at 50%	79,393,053	76,371,325	67,508,460

Less: estimate for impairment	(36,000,000)	-	-

Investment in OJVG	$43,393,053	$76,371,325	$67,508,460

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

5.	INVESTMENT IN OROMIN JOINT VENTURE GROUP LTD. (CONTINUED)

Exploration and evaluation costs capitalized by OJVG are summarized as follows:

Balance, March 1, 2010	$96,459,272

Camp operation	2,852,720
Contractors and geological staff	2,245,250
Drilling	17,416,654
Engineering	5,602,991
Exploration office	731,859
Land and legal	256,946
Mining concession fee	216,888
Sample analysis	3,300,694
Social programs	471,413
Travel and accommodation	1,086,338
Wages and benefits	1,788,142
Project administration cost recoveries	1,133,171

37,103,066

Balance, February 28, 2011	133,562,338

Camp operation	2,383,514
Contractors and geological staff	2,052,096
Drilling	7,383,802
Engineering	1,482,560
Exploration office	703,536
Land and legal	290,672
Sample analysis	1,744,286
Social programs	1,502,934
Travel and accommodation	1,454,985
Wages and benefits	1,497,454
Project administration cost recoveries	1,445,372

21,941,211

Balance, February 29, 2012	155,503,549

Camp operation	1,065,315
Contractors and geological staff	1,081,788
Drilling	206,676
Engineering	1,351,122
Exploration office	382,068
Land and legal	88,592
Sample analysis	230,810
Social programs	155,248
Travel and accommodation	303,641
Wages and benefits	1,469,529
Project administration cost recoveries	1,186,246

7,521,035

Balance, February 28, 2013	$163,024,584

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

6.	CORPORATE ADVISORY FEE

The Company entered into a series of corporate advisory agreements with Bendon related to the OJVG Project. Effective November 26, 2010 the Company agreed to a further renewal of the corporate advisory agreement, and committed to make payments totaling US$2,000,000 for the period November 2010 to July 2011. On June 1, 2011 the Company entered into a new corporate advisory agreement which provided for the payment of US$1,000,000 for the 12 month period ending June 1, 2012 with two payments of US$500,000 each to be paid June 1 and September 1, 2011. During the year ended February 28, 2013, the Company incurred fees of $251,935 (US$250,000) (February 29, 2012 - $1,941,571 (US$1,990,000).

7.	PROPERTY, PLANT AND EQUIPMENT

	Leasehold	Office	Computer	Total
	improvements	furniture	equipment

Cost
Balance at February 28, 2011	$197,521	$52,067	$3,088	$252,676
Additions	-	-	-	-
Disposals	-	-	-	-
Balance at February 29, 2012	197,521	52,067	3,088	252,676
Additions	-	-	-	-
Disposals	-	-	-	-
Balance at February 28, 2013	$197,521	$52,067	$3,088	$252,676

Accumulated Amortization
Balance at February 28, 2011	$108,331	$28,348	$1,762	$138,441
Amortization	39,504	10,413	618	50,535
Disposals	-	-	-	-
Balance at February 29, 2012	147,835	38,761	2,380	188,976
Amortization	39,504	10,413	618	50,535
Disposals	-	-	-	-
Balance at February 28, 2013	$187,339	$49,174	$2,998	$239,511

Net Book Value
February 28, 2011	$89,190	$23,719	$1,326	$114,235
February 29, 2012	$49,686	$13,306	$708	$63,700
February 28, 2013	$10,182	$2,893	$90	$13,165

8.	TRADE AND OTHER PAYABLES

	February 28,	February 29,	February 28,
	2013	2012	2011
Accounts payable	$79,724	$3,096	$171,104
Accrued payable	482,790	283,160	180,000
Trade and other payables	$562,514	$286,256	$351,104

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

9.	LOAN PAYABLE

On January 31, 2013, the Company entered into a credit agreement with Sprott Resource Lending Partnership ("Sprott Lending") pursuant to which Sprott Lending is to provide the Company with a $5 million credit facility (the "Facility"). As at February 28, 2013, the Company has received a total of $1,800,000 pursuant to the first two advances under the Facility. The one year Facility bears interest at 12% per annum, compounded and payable monthly. In consideration for the Facility, Sprott Lending was paid a structuring fee of $50,000 and was issued 750,000 common shares of the Company at a fair value of $562,500. As at February 28, 2013, 375,000 of these shares have been released to Sprott Lending and the proportionate fair value amount of these shares has been recognized in share capital. The balance of these shares are subject to escrow and will be released pending the completion of further advances under the Facility (Note 10(a)) and the remaining fair value amount of these shares will be recorded in share capital. The common shares are subject to a four month hold period ending May 30, 2013. The Company also paid finders fees and other costs totaling $86,176.

For the year ended February 28, 2013, total financing costs of $417,426 are accreted using the effective interest rate method over the term of the loan and at February 28, 2013 the unamortized portion of $347,855 is netted against the loan payable balance.

All amounts outstanding under the Facility will be repayable in the event of a change of control of the Company. The Facility is secured by a fixed and floating charge and specific registration over all of the assets of the Company. For the year ended February 28, 2013, interest expense paid or accrued for advances received to date under the Facility was $15,978.

10.	SHARE CAPITAL AND RESERVES

(a)	Authorized:

As at February 28, 2013, the authorized share capital of the Company was an unlimited number of common shares without par value.

As at February 28, 2013, the 375,000 common shares held in escrow are accounted for as contingently returnable shares and are not considered outstanding or issued and are not included in the computation of basic and diluted loss per common share until they were released from escrow (Note 9).

(b)	Issued:

Common shares: 136,993,218 (February 29, 2012 - 136,563,218; February 28, 2011 – 135,572,829)

(c)	Stock options:

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

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

10.	SHARE CAPITAL AND RESERVES (CONTINUED)

(c)	Stock options: (continued)

Stock option transactions are summarized as follows:

		Number of Stock	Weighted Average
		Options	Exercise Price

Outstanding at March 1, 2010		9,420,000	$1.92
Granted		8,431,000	0.89
Exercised		(651,000)	0.62
Expired or cancelled		(8,376,000)	2.00
Outstanding at February 28, 2011		8,824,000	0.96
Granted		4,649,000	1.30
Exercised		(14,000)	0.65
Expired or cancelled		-	-
Outstanding at February 29, 2012		13,459,000	1.08
Granted		297,000	0.65
Exercised		(55,000)	0.65
Expired or cancelled		(365,000)	1.56
Outstanding and exercisable at February 28, 2013		13,336,000	$1.06

As at February 28, 2013, the following stock options were outstanding and exercisable:

Expiry Date	Number of Stock Options	Remaining Contractual	Exercise Price
		Life (Years)
May 14, 2013 *	150,000	0.21	$3.00
July 10, 2014	200,000	1.36	1.12
October 7, 2014	75,000	1.61	0.90
March 31, 2015	659,000	2.08	0.65
August 24 2015	7,396,000	2.48	0.92
March 3, 2016	4,559,000	3.01	1.30
August 27, 2017	297,000	4.50	$0.65
	13,336,000

* The options with expiry date May 14, 2013 expired unexercised on that date.

During the year ended February 28, 2013, the Company granted fully-vested options to acquire 297,000 common shares with a weighted average fair value of $0.32 per option resulting in share-based payments expense of $95,993.

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

During the year ended February 28, 2011, the Company granted options to acquire 8,431,000 common shares with a weighted average fair value of $0.51 per option, resulting in share-based payments being recognized of $4,302,882.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

10.	SHARE CAPITAL AND RESERVES (CONTINUED)

(c)	Stock options: (continued)

The following assumptions were used for the Black-Scholes valuation of options granted during the years:

	2013	2012	2011

Risk-free interest rate	1.3%	2.4%	2.1 – 2.9%
Expected life	3.55 years	3.55 years	5 years
Annualized volatility	69%	67%	67 - 68%
Dividend rate	0%	0%	0%
Forfeiture rate	0%	0%	0%

(d)	Warrants:

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average
		Exercise Price

Outstanding at March 1, 2010	487,071	$0.85
Issued	1,893,750	1.06
Exercised	(517,500)	0.90
Expired	-	-
Outstanding at February 28, 2011	1,863,321	1.05
Issued	-	-
Exercised	(976,389)	0.89
Expired	(286,932)	0.86
Outstanding at February 29, 2012	600,000	1.40
Issued	-	-
Exercised	-	-
Expired	(600,000)	(1.40)
Outstanding and exercisable at February 28, 2013	-	$-

11.	RELATED PARTY TRANSACTIONS

The Company incurred costs with directors and companies related by directors in common as follows:

	Year ended February	Year ended February	Year ended February
	28, 2013	29, 2012	28, 2011

Professional and consulting fees	$191,160	$483,340	$513,780
Salaries and benefits	$476,144	$850,277	$629,611

Professional and consulting fees and salaries and benefits have been expensed to operations, or capitalized to Investment in Oromin Joint Venture Group Ltd., based on the nature of the expenditure.

Included in trade and other payables at February 28, 2013 is $32,227 (February 29, 2012 - $59,224; February 28, 2011 - $59,087) due to directors and companies with common directors.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

11.	RELATED PARTY TRANSACTIONS (CONTINUED)

Compensation of key management personnel

The remuneration of directors and other members of key management personnel, including the CEO, CFO, and Directors, are as follows:

		Year ended February	Year ended February	Year ended February
		28, 2013	29, 2012	28, 2011

Salaries and other short-term benefits		$850,952	$1,572,859	$1,261,204
Share-based payments	$	Nil	$1,385,682	$2,207,715

12.	SEGMENT INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s investment in Oromin Joint Venture Group Ltd., exploration and evaluation assets, and property, plant and equipment are located in the following geographic areas:

	As at February	As at February	As at February
	28, 2013	29, 2012	28, 2011

Sénégal	$43,393,053	$76,371,325	$67,508,460
Canada	13,165	63,700	114,235

	$43,406,218	$76,435,025	$67,622,695

13.	COMMITMENTS

Pursuant to a 2009 lease agreement extended in July 2012 the Company holds a lease on its office premises in Vancouver, Canada, which terminates May 31, 2018. The Company is committed to lease payments with annual totals as follow for its fiscal years:

2014	$233,169	For the 12 month fiscal year
2015	$232,508
2016	$235,052
2017	$237,670
2018	$240,372
2019	$60,671	For the three months from March 1, 2018 to termination

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, receivables, marketable securities, trade and other payables and loan payable.

(a)	Financial assets and liabilities by category

At February 28, 2013				Other
	FVTPL	Loans and	Available-	financial	Total
		receivables	for-sale	liabilities
Financial assets
Cash	$1,102,274	$-	$-	$-	$1,102,274
Receivables	-	50,598		-	50,598
Marketable securities	-	-	17,969	-	17,969
Total financial assets	1,102,274	50,598	17,969	-	1,170,841

Financial liabilities
Trade and other payables	-	-	-	562,514	562,514
Loan payable	-	-	-	1,452,145	1,452,145
Total financial liabilities	$-	$-	$-	$2,014,659	$2,014,659

At February 29, 2012				Other
	FVTPL	Loans and	Available-	financial	Total
		receivables	for-sale	liabilities
Financial assets
Cash	$3,927,251	$-	$-	$-	$3,927,251
Receivables	-	101,475	-	-	101,475
Marketable securities	-	-	41,927	-	41,927
Total financial assets	3,927,251	101,475	41,927	-	4,070,653

Financial liabilities
Trade and other payables	$-	$-	$-	$286,256	$286,256

At February 28, 2011				Other
	FVTPL	Loans and	Available-	financial	Total
		receivables	for-sale	liabilities
Financial assets
Cash	$16,230,612	$-	$-	$-	$16,230,612
Receivables	-	303,078	-	-	303,078
Marketable securities	-	-	89,843	-	89,843
Total financial assets	16,230,612	303,078	89,843	-	16,623,533

Financial liabilities
Trade and other payables	$-	$-	$-	$351,104	$351,104

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

14.	FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Fair value of financial instruments

The carry values of receivables, trade and other payables, and loan payable approximate their fair values due to their relatively short maturity.

(c)	Fair value hierarchy

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

  Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 – Inputs that are not based on observable market data

The following tables illustrate the valuation method of the Company’s financial instruments carried at fair value as at February 28, 2013, February 29, 2012 and February 28, 2011:

At February 28, 2013	Level 1	Level 2	Level 3	Total

Cash	$1,102,274	$-	$-	$1,102,274
Marketable securities	$17,969	$-	$-	$17,969

At February 29, 2012	Level 1	Level 2	Level 3	Total

Cash	$3,927,251	$-	$-	$3,927,251
Marketable securities	$41,927	$-	$-	$41,927

At February 28, 2011	Level 1	Level 2	Level 3	Total

Cash	$16,230,612	$-	$-	$16,230,612
Marketable securities	$89,843	$-	$-	$89,843

15.	FINANCIAL RISK MANAGEMENT

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
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

15.	FINANCIAL RISK MANAGEMENT (CONTINUED)

(a)	Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash in United States dollars (USD), however, at February 28, 2013 the Company’s exposure to exchange rate changes for the USD was not material. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At February 28, 2013 the Company held cash resources of $1,102,274 and had trade and other payables of $562,514 and was able to meet its obligations as they became due. The loan payable is due December 27, 2013. The Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations as they become due, the Company will depend on management’s ability to raise the funds required through future equity financings. If such funds cannot be raised, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

(c)	Equity market risk

The Company is exposed to equity price risk arising from its investments, which are marketable securities classified as available-for-sale. The Company’s maximum exposure to equity price risk is the carrying value of its investments.

(d)	Interest rate risk

Interest rate risk mainly arises from the interest rate impact on cash because they are the only financial instrument the Company holds that earns interest based on variable market interest rates. The loan payable has fixed interest rates and is not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because the loan is recorded at amortized cost there would be no impact on the financial results of the Company.

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
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
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

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year ended	Year ended	Year ended
	February 28,	February 29,	February 28,
	2013	2012	2011

Non-cash operating activities
Unrealized loss on marketable securities	$(23,958)	$(47,916)	$-
Accounts payable incurred for resource property expenditures	-	-	98,998
	(23,958)	(47,916)	98,998

Non-cash financing activities
Exercise of stock options	(17,344)	(5,246)	(285,267)
Share-based payments reserve allocated to share capital on exercise of stock options	17,344	5,246	285,267
Exercise of underwriter’s compensation warrants	-	(278,387)	(134,520)
Portion of bonus shares capitalized to loan payable not yet realized through the statement of comprehensive loss	234,375	-	-
Share-based payments reserve allocated to share capital on exercise of underwriter’s compensation warrants	-	278,387	134,520
Shares issued for exploration and evaluation assets	-	-	5,555
Warrants issued for underwriter’s compensation	-	-	582,371
Share-based payments reserve arising from underwriter’s compensation warrants	-	-	(582,371)
	234,375	-	5,555

Non-cash investing activities
Expenditures on exploration and evaluation assets incurred through shares issued	$-	$-	$(5,555)

Interest paid during the year	$15,078	$-	$-
Income taxes paid during the year	$-	$-	$-

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

17.	INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	Year ended	Year ended	Year ended
	February 28, 2013	February 29, 2012	February 28, 2011

Loss for the year before income taxes	$(38,343,478)	$(8,207,833)	$(9,783,496)

Expected income tax recovery	$9,586,000	$2,155,000	$2,757,000
Non-deductible expenditures	(9,041,000)	(609,000)	(1,988,000)
Impact of different tax rates and other	676,000	(107,000)	(106,000)
Changes in unrecognized deductible temporary differences	(1,221,000)	(1,439,000)	(663,000)

Income tax (expense) recovery	$-	$-	$-

The Canadian income tax rate decreased during the year due to changes in the law that reduced corporate income tax rates in Canada

The deductible temporary differences and unused tax losses that are not recognized as deferred tax assets are as follows:

	Year ended	Expiry dates	Year ended	Year ended
	February 28,		February 29,	February 28,
	2013		2012	2011
Equipment and cumulative eligible capital	$329,000	indefinite	$343,000	$228,000
Exploration and evaluation assets	6,073,000	indefinite	6,075,000	6,075,000
Financing costs	1,840,000	2034-2037	2,504,000	3,787,000
Marketable securities and other	353,000	indefinite	49,000	-
Capital losses available for future periods	2,939,000	indefinite	2,941,000	41,000
Non-capital losses available for future periods	17,375,000	2015-2033	11,965,000	7,908,000

Tax attributes are subject to review, and potential adjustments, by tax authorities.

18.	CONTINGENCY

In October 2011 the Company entered into a series of retention agreements with a number of its officers, employees and key consultants providing for the possibility of certain payments to be made to those parties upon the conclusion of a change in control transaction, as that term is normally understood in the Company’s industry. In the event of such a change in control transaction, the Company could become liable for the payment of up to a total of $2,169,100 (2012 – $2,274,000) in termination payments. Of this amount, a total of up to $1,494,700 (2012 –$1,546,500) could become payable to senior officers and directors.

OROMIN EXPLORATIONS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended February 28, 2013, February 29, 2012 and February 28, 2011
(Expressed in Canadian Dollars, unless otherwise stated)

19.	SUBSEQUENT EVENTS

On April 24, 2013 the Company received a further loan draw of $1,200,000 and on July 19, 2013 a further loan draw of $802,000 pursuant to the loan facility described in Note 9 taking the total amount drawn against the facility to $3,802,000. Accordingly, a further 375,000 shares were released from escrow in favour of the lenders.

On August 6, 2013, pursuant to a supported bid from Teranga to acquire all of the outstanding common shares of the Company that it did not already own (the “Offer”), Teranga acquired in excess of 73% of the Company’s common shares including those previously owned by Teranga. Effective August 27, 2013 Teranga and the Company entered into a Plan of Arrangement agreement pursuant to which Teranga proposes to acquire all the remaining shares of the Company with a shareholders’ meeting called for October 2, 2013 to consider and if thought fit approve this plan.

As a consequence of the change in control of the Company set out above, the loan facility became due and payable. Teranga and the Company have agreed with the lender to pay out the principal and interest balances of the loan on or before September 30, 2013.

As a further consequence of the change in control, the liability for the payments described in Note 18 was triggered, and Teranga and the Company have agreed with the parties entitled to those payments to make the payments on or before January 10, 2014.

In relation to the acquisition transaction described above, Bendon announced on July 2, 2013 that had filed a lawsuit naming Teranga, the Company and SHL as defendants. The lawsuit seeks declaratory, injunctive and monetary relief as a result of Teranga’s Offer. The outcome of the claim is not determinable and, therefore, an estimate of the financial effect, if any, cannot be made.

Consolidated Financial Statements
[Expressed in Canadian dollars]

Oromin Joint Venture Group Ltd.
February 28, 2013 and February 29, 2012

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Oromin Joint Venture Group Ltd.

We have audited the accompanying consolidated financial statements of Oromin Joint Venture Group Ltd., which comprise the consolidated statements of financial position as at February 28, 2013 and February 29, 2012, and the consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ deficiency and cash flows for each of the three years then ended, and a summary of significant accounting policies and other explanatory information.

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

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Oromin Joint Venture Group Ltd. as at February 28, 2013 and February 29, 2012, and the results of its operations and its cash flows for each of the three years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to note 1 in the consolidated financial statements which indicates that the Company has a shareholders’ deficiency of $44,287,498. This condition, along with other matters as set forth in note 1, indicates the existence of a material uncertainty that raises substantial doubt about Oromin Joint Venture Group Ltd.’s ability to continue as a going concern.

/s/ Ernst & Young LLP

Vancouver, Canada,
September 13, 2013.	Chartered Accountants

Oromin Joint Venture Group Ltd.

CONSOLIDATED STATEMENTS OF
FINANCIAL POSITION
[Expressed in Canadian dollars]

	As at	As at
	February 28,	February 29,
	2013	2012
	$	$

ASSETS
Current
Cash	693,316	237,371
Prepaid expenses	3,802	29,572
Total current assets	697,118	266,943
Intangible exploration and evaluation assets [notes 3 and 6]	163,024,584	155,503,549
	163,721,702	155,770,492

LIABILITIES AND SHAREHOLDERS' DEFICIENCY
Current
Trade and other payables [note 6]	1,495,504	1,851,646
Due to related party [note 6]	131,721	91,203
Total current liabilities	1,627,225	1,942,849
Advances [note 4]	157,990,569	143,273,607
Accrued interest [note 4]	48,391,406	34,209,145
Total liabilities	208,009,200	179,425,601
Nature and continuance of operations [note 1]
Commitments [note 11]

Shareholders' deficiency
Share capital
Deficit	(44,287,498)	(23,655,109)
Total shareholders' deficiency	(44,287,498)	(23,655,109)
	163,721,702	155,770,492

See accompanying notes

On behalf of the Board:

Chet Idziszek	James G. Stewart
Director	Director

Oromin Joint Venture Group Ltd.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
AND COMPREHENSIVE INCOME (LOSS)
[Expressed in Canadian dollars]

	Year ended	Year ended	Year ended
	February 28,	February 29,	February 28,
	2013	2012	2011
	$	$	$

EXPENSES
Audit and accounting fees	(170,656)	(393,615)	—
Bank charges	(539)	(695)	(708)
Communications	(584)	—	—
	(171,779)	(394,310)	(708)
Other income (loss)
Interest expense [note 4]	(12,384,121)	(11,347,750)	(9,085,855)
Interest income	—	5,274	—
Foreign exchange gain (loss)	(8,076,489)	(1,891,857)	10,128,929
Total income (loss) and comprehensive income (loss)	(20,632,389)	(13,628,643)	1,042,366

See accompanying notes

Oromin Joint Venture Group Ltd.

CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS' DEFICIENCY
[Expressed in Canadian dollars]

For the years ended

	Shares	Capital	Deficit	Total
	#	$	$	$

Balance, February 28, 2010	200	—	(11,068,832)	(11,068,632)
Total income and comprehensive income	—	—	1,042,366	1,042,366
Balance, February 28, 2011	200	—	(10,026,466)	(10,026,466)
Total loss and comprehensive loss	—	—	(13,628,643)	(13,628,643)
Balance, February 29, 2012	200	—	(23,655,109)	(23,655,109)
Total loss and comprehensive loss	—	—	(20,632,389)	(20,632,389)
Balance, February 28, 2013	200	—	(44,287,498)	(44,287,498)

See accompanying notes

Oromin Joint Venture Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[Expressed in Canadian dollars]

	Year ended	Year ended	Year ended
	February 28,	February 29,	February 28,
	2013	2012	2011
	$	$	$

OPERATING ACTIVITIES
Income (loss) and comprehensive income (loss) for the period	(20,632,389)	(13,628,643)	1,042,366
Add (deduct) items not affecting cash
Accrued interest on shareholder loans	12,384,121	11,347,750	9,085,855
Foreign exchange loss	8,076,489	1,891,857	(10,128,929)
Changes in non-cash working capital items
Prepaid expenses	25,770	(5,735)	166,127
Due to related party	40,518	66,606	2,906
Cash provided by (used in) operating activities	(105,491)	(328,165)	168,325

INVESTING ACTIVITIES
Intangible exploration and evaluation assets	(7,877,177)	(23,435,070)	(36,529,075)
Cash used in investing activities	(7,877,177)	(23,435,070)	(36,529,075)

FINANCING ACTIVITIES
Advances from shareholders	8,399,847	19,274,808	34,468,142
Cash provided by financing activities	8,399,847	19,274,808	34,468,142

Impact of foreign exchange on cash balances	38,766	169,202	246,710

Net increase (decrease) in cash during the year	455,945	(4,319,225)	(1,645,898)
Cash, beginning of year	237,371	4,556,596	6,202,494
Cash, end of year	693,316	237,371	4,556,596

See accompanying notes

Oromin Joint Venture Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 28, 2013 and February 29, 2012

1. NATURE AND CONTINUANCE OF OPERATIONS

These consolidated financial statements include the results of Oromin Joint Venture Group Ltd. and its subsidiary [together the “Company”] for the three years ended February 28, 2013. The financial statements were authorized for issue in accordance with a resolution of the Board of Directors of the Company on September 13, 2013.

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

The Company has sustained substantial losses from operations since inception, has a shareholders’ deficiency of $44,287,498 and has no current source of revenue. Continued operations of the Company are dependent upon its ability to receive continued financial support from its shareholders, complete public or private equity or debt financings, or generate profitable operations in the future. These matters may cast significant doubt as to the Company’s ability to continue as a going concern.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards [“IFRS”] as issued by the International Accounting Standards Board [“IASB”].

The consolidated financial statements have been prepared on a historical cost basis.

Oromin Joint Venture Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 28, 2013 and February 29, 2012

Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency and presentation currency.

Transactions in foreign currencies are translated to the functional currency at exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date and non-monetary assets and liabilities are translated at historical rates. Gains and losses are recorded in the statement of comprehensive loss.

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

Oromin Joint Venture Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 28, 2013 and February 29, 2012

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

Exploration and evaluation assets are initially measured at cost and include acquisition of rights to explore, studies, exploratory drilling, trenching and sampling and associated activities used in exploration and evaluation activities. General and administrative costs are only included in the measurement of exploration and evaluation costs where they are related directly to the operational activities in a particular area of interest. Borrowing costs are expensed as incurred.

Exploration and evaluation assets are only carried forward to the extent they will be utilized in future production activities once evaluation of the expenditure has been undertaken in conjunction with the expected plans for the project.

Oromin Joint Venture Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 28, 2013 and February 29, 2012

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

Use of judgments and estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amount of income and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the determination of impairment of assets and to the restoration and rehabilitation provision. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Oromin Joint Venture Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 28, 2013 and February 29, 2012

In particular, information about significant areas of judgment and estimation uncertainty considered by management in preparing the consolidated financial statements is described below.

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

Production start date [note 3]

The Company assesses the stage of each mine under construction to determine when a mine moves into the production stage being when the mine is substantially complete and ready for its intended use. The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the production phase is considered to commence and all related amounts are reclassified from ‘intangible exploration and evaluation assets’ to ‘producing mines’ and ‘property, plant and equipment’. Some of the criteria used will include, but are not limited to, the following:

  Level of capital expenditure incurred compared to the original construction cost estimates

  Completion of a reasonable period of testing of the mine plant and equipment

  Ability to produce metal in saleable form [within specifications]

Oromin Joint Venture Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 28, 2013 and February 29, 2012

  Ability to sustain ongoing production of metal

When a mine development/construction project moves into the production stage, the capitalization of certain mine development/construction costs ceases and costs are either regarded as forming part of the cost of inventory or expensed, except for costs that qualify for capitalization relating to mining asset additions or improvements, underground mine development or mineable reserve development. It is also at this point that depreciation/ amortization commences.

New standards not yet adopted

  IAS 1, Presentation of financial statements – The IASB has amended the disclosure requirements of items presented in other comprehensive income [“OCI”], including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. This amendment is effective for annual periods beginning on or after July 1, 2012. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

  IFRS 7, Financial Instruments: Disclosures - In December 2011, the IASB amended IFRS 7 [Financial Instruments: Disclosures] requiring additional disclosures about the initial application of IFRS 9. This amendment is effective for annual periods beginning on or after January 1, 2015 [or otherwise when IFRS 9 is first applied]. IAS 32, Financial Instruments: Presentation, was amended in December 2011 relating to application guidance on the offsetting of financial assets and financial liabilities. This standard is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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

Oromin Joint Venture Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 28, 2013 and February 29, 2012

  IFRS 10, Consolidated Financial Statements [“IFRS 10”] – This standard establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard [i] requires a parent entity [an entity that controls one or more other entities] to present consolidated financial statements; [ii] defines the principle of control, and establishes control as the basis for consolidation; [iii] sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and [iv] sets out the accounting requirements for the preparation of consolidated financial statements. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements, [“IAS 27”] and SIC-12
  Consolidation – Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IAS 27 and IAS 28, Investments in Associates, were revised and reissued as IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures, to align with the new consolidation guidance. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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

  IFRS 13, Fair Value Measurement [“IFRS 13”] – This standard defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements [and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements], except for: share-based payment transactions within the scope of IFRS 2, Share-based Payment;

Oromin Joint Venture Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 28, 2013 and February 29, 2012

leasing transactions within the scope of IAS 17, Leases; and, measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2, Inventories, or value in use in IAS 36, Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

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

The OJVG Project was subsequently transferred by Oromin to the Company, which is owned 43.5% by Sabodala Holding Limited [“SHL”], a company wholly owned by Oromin, 43.5% by Bendon International Ltd. [“Bendon”], a company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company [“Badr”], a company based in Saudi Arabia. Oromin is the operator of the OJVG Project and recovers its related administration costs from the Company.

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

Under the Mining Code of Sénégal, the mining license must be held by a Sénégalese company and accordingly on January 29, 2013 Société des Mines de Golouma S.A. [“Somigol”], an operating company under the laws of Sénégal, was incorporated. Somigol is owned by the Company as to 90% and by the Government of Sénégal as to 10%. The interest of the Government of Sénégal is fully carried, subject to the capital and accrued interest recoveries set out above, and the government is also entitled to a royalty equal to 3% of net smelter returns. Under the terms of the Mining Convention, the Company is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an

Oromin Joint Venture Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 28, 2013 and February 29, 2012

independent valuator. As at the date these consolidated financial statements were approved for issue, this offer is in progress with an undetermined outcome. As at February 28, 2013 Somigol was inactive with no transactions other than the receipt of an immaterial amount of initial share capital.

Effective March 28, 2011, the Mining Convention in respect of the OJVG Project was altered by a rider agreement. Among other matters, this agreement [i] committed the Company to invest US$450,000 per year for the social development of local communities until the date of first commercial production, increasing to US$800,000 per year from the date of first commercial production; [ii] established the Company’s holiday from most forms of taxation in Sénégal to be eight years from the date of issue of its mining license, which is January 26, 2010; and [iii] committed the Company to contribute up to US$150,000 per year starting from the date of first commercial production for mining-related training of Sénégalese nationals. As at February 28, 2013 the Company was in arrears towards its cumulative contributions for the social development of local communities in the amount of approximately US$130,000.

The Company was incorporated in August 2006 in anticipation of the completion of an initial expenditure obligation, and in December 2006, SHL, Bendon and Badr completed a shareholders’ agreement [the “Company’s Shareholder Agreement”] governing the conduct of the Company and the OJVG Project. Under the terms of a prior agreement which was superseded by the establishment of the Company, Bendon provided an initial US$2.8 million in exploration expenditures with Oromin providing the next US$5.2 million. Following the completion of the initial US$8 million obligation in October 2006, SHL and Bendon were required to fund and have been funding further exploration and related costs of the OJVG Project equally; Badr has a free carried interest through the commencement of production, subject to repayment of capital and accrued interest thereon.

The Company became a stand alone incorporated entity effective March 1, 2007. Prior to that date its exploration costs were incurred as an unincorporated joint venture among Oromin, Bendon and Badr. That joint venture commenced its activities effective December 1, 2004 being the beginning of the first fiscal quarter of the joint venture following the notification of the award of the mining concession as set out above.

During the period April 2004 to November 2004, the shareholders incurred costs of $498,663 which have not been included as they were incurred prior to any legal tenure being established. Of this amount, $269,717 was paid by Oromin and $228,946 by Bendon.

Oromin Joint Venture Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 28, 2013 and February 29, 2012

Exploration and evaluation costs capitalized by the Company are summarized as follows:

$

Balance, February 28, 2011	133,562,338
Camp operation	2,383,514
Contractors and geological staff [note 6]	2,052,096
Drilling	7,383,802
Engineering	1,482,560
Exploration office	703,536
Land and legal [note 6]	290,672
Sample analysis	1,744,286
Social programs	1,502,934
Travel and accommodation	1,454,985
Wages and benefits	1,497,454
Project administration [note 6]	1,445,372
21,941,211
Balance, February 29, 2012	155,503,549
Camp operation	1,065,315
Contractors and geological staff [note 6]	1,081,788
Drilling	206,676
Engineering	1,351,122
Exploration office	382,068
Land and legal [note 6]	88,592
Sample analysis	230,810
Social programs	155,248
Travel and accommodation	303,641
Wages and benefits	1,469,529
Project administration [note 6]	1,186,246
7,521,035
Balance, February 28, 2013	163,024,584

Oromin Joint Venture Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 28, 2013 and February 29, 2012

4. ADVANCES

	Bendon		Oromin		Totals
		Accrued		Accrued		Accrued
	Advances	interest	Advances	interest	Advances	interest
	$	$	$	$	$	$

Balance,
February 28, 2011	59,982,963	10,870,358	62,192,353	11,753,461	122,175,316	22,623,819
Additions	9,637,404	5,593,656	9,637,404	5,754,094	19,274,808	11,347,750
Foreign exchange loss	897,336	113,436	926,147	124,140	1,823,483	237,576
Balance,
February 29, 2012	70,517,703	16,577,450	72,755,904	17,631,695	143,273,607	34,209,145
Additions	4,796,538	6,125,009	3,603,309	6,259,112	8,399,847	12,384,121
Foreign exchange loss	3,111,944	874,814	3,205,171	923,326	6,317,115	1,798,140
Balance,
February 28, 2013	78,426,185	23,577,273	79,564,384	24,814,133	157,990,569	48,391,406

In accordance with the Company’s Shareholder Agreement, the operations of the joint venture are jointly funded by Oromin and Bendon. The advances accrue interest at the prime lending rate in effect at JP Morgan Chase Bank in New York City from time to time plus 5% calculated from the date of advances. The advances and accrued interest are repaid equally from the profits of the joint venture subordinated to any due and payable third-party loans advanced for mine costs. These advances and accrued interest are denominated in US dollars. Expressed in that currency, total advances at February 28, 2013 is US$153,612,609 [February 29, 2012 - US$145,219,549] and total accrued interest at February 28, 2013 is US$47,050,468 [February 29, 2012 - US$34,673,773].

5. SHARE CAPITAL

Authorized

A maximum of 50,000 common shares, no par value of a single class.

Issued

Common shares: 200 [February 29, 2012 - 200]	nil

Oromin Joint Venture Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 28, 2013 and February 29, 2012

6. RELATED PARTY TRANSACTIONS

Pursuant to the Company’s Shareholders Agreement, Oromin acts as operator of the joint venture. As set out in note 3 Oromin provides administration and management services to the Company for which it may recover related administration costs. The Company does not have senior executives as the joint venture shareholders are the key decision makers.

The Company incurred costs with Oromin and its senior officers as follows for the years then ended:

	Year ended	Year ended
	February 28,	February 29,
	2013	2012
	$	$

Project administration	1,186,246	1,445,372
Contractors and geological staff	211,968	221,968
Land and legal	79,100	259,800

These costs have been capitalized as intangible exploration and evaluation assets on the Company’s consolidated statement of financial position.

Included in trade and other payables and due to related party at February 28, 2013 is $221,402 [February 29, 2012 - $119,265] due to Oromin in its capacity as Operator of the joint venture or to the senior officers described above. These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the related parties.

7. INCOME TAXES

The Company is incorporated in the British Virgin Islands, a jurisdiction which does not levy a corporate income tax. To date, the Company has conducted its operations in Sénégal as a branch.

Pursuant to the Mining Code, OJVG’s right title and interest in and to the OJVG Project must, in due course and prior to the commencement of commercial production, be transferred to Somigol, the entity described in note 3. This conveyance to Somigol is in process.

Pursuant to the Mining Convention, the OJVG Project is the beneficiary of an eight-year tax holiday commencing January 26, 2010, encompassing, among other matters, income taxation. This tax holiday shall pass through to Somigol upon the transfer to it of the rights in and to the project.

Oromin Joint Venture Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 28, 2013 and February 29, 2012

Pursuant to a further rider agreement dated September 23, 2011, if the Company has not commenced significant development activities by September 23, 2012 the Minister of Mines reserves the right to cancel any or all of the tax holiday provisions set out above. The Company believes it has met this condition.

The rate of corporate tax in Sénégal applicable to the Company’s operation of its project is 25%.

8. SEGMENT INFORMATION

The Company has one operating segment, being the exploration of resource properties. The Company’s exploration and evaluation activities are conducted entirely in the Republic of Sénégal.

9. CAPITAL MANAGEMENT

The Company regards its advances from shareholders as the equivalent of capital for purposes of this policy. The Company is completely dependent on its shareholders to continue to support its operations while in the stage of its development prior to the commencement of commercial production. The Company manages its capital structure and makes adjustments to it based on the funds required by and available to the Company. The Company’s objective for capital management is to plan for the capital required to support the Company’s tenure of its mineral property.

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

Oromin Joint Venture Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 28, 2013 and February 29, 2012

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

Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar [CAD] may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash, trade and other payables, due to related party, accrued interest and advances in United States dollars [USD] or CFA francs – a currency which has a fixed exchange rate with the Euro. The Company is exposed to material risk associated with exchange rate changes for the USD, This arises principally from the denomination of its shareholder advances and accrued interest balances in USD, and the account “foreign exchange loss” in its consolidated statement of loss and comprehensive loss has been significant in each of the two financial years reported on. Attributable solely to the shareholder advances and accrued interest balances, a one percent change in the value of the USD versus the CAD would have had an impact on the reported foreign exchange gain or loss of $2,006,630 [February 29, 2012 - $1,798,933]. At February 28, 2013, the Company’s exposure to exchange rate risk attributable to other assets and liabilities held in USD was not material. At February 28, 2013, the Company’s exposure to exchange rate changes for the CFA franc was not material. To date, the Company has elected not to hedge its foreign currency exposures by futures or options strategies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At February 28, 2013, the Company held cash resources of $693,316 and had current liabilities of $1,627,225.

Oromin Joint Venture Group Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
[Expressed in Canadian dollars]

February 28, 2013 and February 29, 2012

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

Interest rate risk

The Company’s advances from shareholders bear interest at the prime rate in effect at JP Morgan Chase [“JPMC”] Bank in New York City from time to time plus five percent. The Company recorded interest expense of $12,384,120 in 2013 [2012 - $11,347,750] based on the rate of 8.25 percent, a rate which has not changed since December 2008. The Company is exposed to a material increase in interest expense should the JPMC prime increase. Had the JPMC prime been one percent greater during 2013 and 2012, the Company’s interest expense would have been $13,889,207 and $12,723,235, respectively.

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

11. COMMITMENTS

Pursuant to the Mining Convention, the Company is committed to pay to agencies of the Government of Sénégal a yearly 3 percent gold royalty based on the value at the mine site of gold mined and produced, and to make the annual payments of US$450,000 per year for the social development of local communities set out in note 3.

AMENDMENT TO EMPLOYEE RETENTION AGREEMENT

THIS AMENDMENT AGREEMENT (“Amendment Agreement”) which is dated for reference July 30, 2013, is made

BETWEEN

OROMIN EXPLORATIONS LTD.,
a company under the laws of British Columbia with an office at
Suite 2000, Guinness Tower, 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

(the “Company”);

AND

IAN BROWN,
3528 West 20th Avenue, Vancouver, British Columbia V6S 1E7

(the “Employee”).

WHEREAS:

A.	The Company and the Employee have entered into an employee retention agreement dated for reference October 28, 2011 (the “Employee Retention Agreement”);

B.

The Company has entered into a support agreement with Teranga Gold Corporation (“Teranga”) dated for reference July 22, 2013 with respect to a strategic business combination between the Company and Teranga (the “Teranga Supported Bid”), which if the Teranga Supported Bid is completed, will result in a Change in Control (as defined in the Employee Retention Agreement) of the Company’s current business;

C.

Teranga has advised the Employee and the Company that Teranga, as the New Company Owner, wishes the Employee to remain in his or her capacity with the Company until November 30, 2013 and as consideration to the Employee, Teranga will pay the Employee his or her current salary up to and including December 31, 2013;

D.

Teranga has also advised the Employee and the Company that on or before November 30, 2013, Teranga will either offer Comparable Employment to the Employee effective January 1, 2014 or advise the Employee that the Employee will receive his or her Retention Payment on or before January 10, 2014; and

E.	The parties have agreed to amend the Employee Retention Agreement in accordance with and subject to the terms and conditions set below.

NOW THEREFORE, in consideration of the premises hereof and of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

1.	Unless otherwise defined herein, all capitalized terms used in this Amendment Agreement shall have the respective meanings ascribed to them in the Employee Retention Agreement.

2.	Section 4.1 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.1

Subject to there being a Change in Control (as defined in the Agreement) pursuant to the Teranga Supported Bid, which results in or leads to the termination of the employment of the Employee with the Company, and provided the Employee is not offered employment on or before November 30, 2013 which will become effective January 1, 2014 and does not accept an offer of employment effective January 1, 2014 in a position that is the same or similar to his or her employment with the Company (the “Comparable Employment”) with the person or persons that have acquired the Company as a result of the Change in Control (the “New Company Owner”), the Employee shall receive from the Company a lump sum payment equal to 6 months base salary and the equivalent of 6 months of bonuses calculated by totalling the average of the annual bonuses paid to the employee during the past three years of employment, dividing the total amount by 36, and multiplying the result by 6 (the “Retention Payment”).

3.	Section 4.2 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.2	The Retention Payment will be paid to the Employee in a lump sum after required statutory deductions on or before January 10, 2014.

4.	Section 4.3 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.3

The Employee shall not be entitled to provision of the Retention Payment if the Employee is offered and accepts Comparable Employment with the New Company Owner effective January 1, 2014. Should the Employee, however, decide to resign from his or her employment with the New Company Owner for any reason, or if the Employee is terminated by the New Company Owner without Cause, and provided that the termination or resignation is effective on or before July 1, 2014, the Employee shall be provided with a separation payment (the “Separation Payment”).

5.	Section 4.4 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.4

Provided that such resignation occurs on or before July 1, 2014, the Company shall provide the Separation Payment to the Employee which shall be calculated on the same basis as the Retention Payment but shall be limited to a lump sum payment equal to 3 months of salary and bonuses.

6.	Section 4.6 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.6	The Separation Payment will not be payable to the Employee in the event his or her employment is terminated with Cause by the New Company Owner.

7.

The Employee hereby acknowledges that the payment of either the Retention Payment or the Separation Payment, as applicable, is conditional upon the Employee providing the form of release as set out in Schedule “A” attached hereto.

8.

The Employee hereby declares that the Employee has had the opportunity to seek independent legal advice with respect to the matters addressed in this Amendment Agreement and the terms of settlement that have been agreed to by the Employee and the Company and that the Employee fully understands this Agreement and the terms of settlement. The Employee has not been influenced by any representations or statements made by or on behalf of the Company. The Employee hereby voluntarily accepts the said terms for the purpose of making full and final compromise, adjustment and settlement of all claims as aforesaid.

9.	Except as expressly amended herein, all other terms of the Employee Retention Agreement shall remain in full force and effect.

10.

To the extent that the provisions of this Amendment Agreement conflict with the provisions of the Employee Retention Agreement, the provisions of this Amendment Agreement shall supersede those of the Employee Retention Agreement.

11. 12.

Time shall be of the essence of this Amendment Agreement.

This Amendment Agreement shall be construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of this Amendment Agreement.

13.

This Amendment Agreement may be executed in several counterparts and may be delivered by facsimile or electronic mail transmission, each of which counterparts, when so executed and delivered, shall be deemed to be an original, and all of which such counterparts shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the first above written.

OROMIN EXPLORATIONS LTD.

Per:	“Douglas Turnbull”
Authorized Signatory

SIGNED, SEALED and DELIVERED by
IAN BROWN
in the presence of

“Sandra Hjerpe“	“Ian Brown“
Witness	IAN BROWN

The foregoing is hereby acknowledged and accepted by Teranga Gold Corporation on the terms and conditions set forth above.

TERANGA GOLD CORPORATION

Per:	“David Savarie”
Authorized Signatory

SCHEDULE “A”

RELEASE

To:	Oromin Explorations Ltd.

In consideration of the terms of the Amendment to Employment Retention Agreement dated for reference July 30, 2013, between Ian Brown (the “Employee”) and Oromin Explorations Ltd. (the “Company”) which includes a payment to the Employee on behalf of the Company, the sufficiency of which is hereby acknowledged, upon termination of the Employee’s employment with the Company and upon receipt of either the Retention Payment or the Separation Payment, as applicable, the Employee, on behalf of himself/herself and his/her heirs, executors, administrators and assigns, (hereinafter collectively referred to as “the Employee”), forever release, remise and discharge the Company and all its officers, directors, employees, agents, insurers, parent companies, subsidiaries, successors and assigns (hereinafter collectively referred to as the “Company”), jointly and severally from any and all action, causes of action, contracts, (whether express or implied), claims and demands for damages, loss or injury, suits, debts, sums of money, indemnity, expenses, interest, costs and claims of any and every kind and nature whatsoever, at law or in equity (including those pursuant to the British Columbia Employment Standards Act, the Canada Labour Code, or the British Columbia Human Rights Code which against the Company the Employee ever had, now have, or can hereafter have by reasons of or existing out of any causes whatsoever existing up to and inclusive of the date of this Amendment, including but without limiting the generality of the foregoing:

(a)	the Employee's employment with the Company;

(b)	the termination of the Employee's employment with the Company;

(c)	the Change in Control (as defined in the Retention Agreement);

(d)	the loss of any pension, or medical, dental or disability insurance, or other benefits sponsored or contributed to by the Company;

(e)	any pain, suffering and stress sustained as a consequence of any conduct on the part of the Company; and

(f)

any and all claims for damages, salary, wages, termination pay, severance pay, vacation pay, commissions, bonuses, expenses, allowances, incentive payments, insurance or any other benefits arising out of the Employee's employment with the Company.

The Employee further agrees that, for the aforesaid consideration, the Employee will save harmless and indemnify the Company from and against all claims, taxes or penalties and demands, which may be made by the Minister of National Revenue requiring the Company to pay income tax under the Income Tax Act in respect of income tax payable by the Employee in excess of the income tax previously withheld; and in respect of any and all claims, charges, taxes or penalties and demands which may be made on behalf of or related to the Employment Insurance Commission or the Canada Pension Commission under the applicable statutes and regulations, with respect to any amount which may, in the future, be found to be payable by the Company in respect of the Employee.

A-2

The Employee acknowledges receipt of all wages, overtime pay, vacation pay, general holiday pay, maternity leave and maternity benefits, and pay in place of termination of employment that the Employee may be entitled to by virtue of the British Columbia Employment Standards Act or pursuant to any other labour standards legislation.

The Employee agrees not to make claim or take proceedings against any other person or corporation that might claim contribution or indemnity under the provisions of any statute or otherwise against the Company.

The Employee acknowledges that the facts in respect of which the above release is made may prove to be other than or different from the facts now known or believed by the Employee to be true. The Employee accepts and assumes the risk of the facts being different and agree that this Agreement shall be in all respects enforceable and not subject to termination, rescission or variation by virtue of any discovery of different facts.

The Employee represents and warrants that the Employee has not assigned to any person, firm or corporation any of the actions, causes of action, claims, debts, suits or demands of any nature or kind of which the Employee is hereby releasing.

The Employee hereby declares that the Employee has had the opportunity to seek independent legal advice with respect to the matters addressed in this Release and the terms of settlement that have been agreed to by the Employee and the Company and that the Employee fully understands this Release and the terms of settlement. The Employee has not been influenced by any representations or statements made by or on behalf of the Company. The Employee hereby voluntarily accepts the said terms for the purpose of making full and final compromise, adjustment and settlement of all claims as aforesaid.

INTENDING TO BE LEGALLY BOUND, the Employee has signed this Agreement this ________ day of ____________________, 201___.

SIGNED by IAN BROWN	)
in the presence of:	)
)
)
Signature	)
)
Print Name	)	IAN BROWN
)
Address	)
)
)
)
Occupation	)

AMENDMENT TO EMPLOYEE RETENTION AGREEMENT

THIS AMENDMENT AGREEMENT (“Amendment Agreement”) which is dated for reference July 30, 2013, is made

BETWEEN

OROMIN EXPLORATIONS LTD.,
a company under the laws of British Columbia with an office at
Suite 2000, Guinness Tower, 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

(the “Company”);

AND

NELL M. DRAGOVAN,
4003 – 938 Nelson Street, Vancouver, British Columbia V6Z 3A7

(the “Employee”).

WHEREAS:

A.	The Company and the Employee have entered into an employee retention agreement dated for reference October 28, 2011 (the “Employee Retention Agreement”);

B.

The Company has entered into a support agreement with Teranga Gold Corporation (“Teranga”) dated for reference July 22, 2013 with respect to a strategic business combination between the Company and Teranga (the “Teranga Supported Bid”), which if the Teranga Supported Bid is completed, will result in a Change in Control (as defined in the Employee Retention Agreement) of the Company’s current business;

C.

Teranga has advised the Employee and the Company that Teranga, as the New Company Owner, wishes the Employee to remain in his or her capacity with the Company until November 30, 2013 and as consideration to the Employee, Teranga will pay the Employee his or her current salary up to and including December 31, 2013;

D.

Teranga has also advised the Employee and the Company that on or before November 30, 2013, Teranga will either offer Comparable Employment to the Employee effective January 1, 2014 or advise the Employee that the Employee will receive his or her Retention Payment on or before January 10, 2014; and

E.	The parties have agreed to amend the Employee Retention Agreement in accordance with and subject to the terms and conditions set below.

NOW THEREFORE, in consideration of the premises hereof and of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

1.	Unless otherwise defined herein, all capitalized terms used in this Amendment Agreement shall have the respective meanings ascribed to them in the Employee Retention Agreement.

2.	Section 4.1 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.1

Subject to there being a Change in Control (as defined in the Agreement) pursuant to the Teranga Supported Bid, which results in or leads to the termination of the employment of the Employee with the Company, and provided the Employee is not offered employment on or before November 30, 2013 which will become effective January 1, 2014 and does not accept an offer of employment effective January 1, 2014 in a position that is the same or similar to his or her employment with the Company (the “Comparable Employment”) with the person or persons that have acquired the Company as a result of the Change in Control (the “New Company Owner”), the Employee shall receive from the Company a lump sum payment equal to 14 months base salary and the equivalent of 14 months of bonuses calculated by totalling the average of the annual bonuses paid to the employee during the past three years of employment, dividing the total amount by 36, and multiplying the result by 14 (the “Retention Payment”).

3.	Section 4.2 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.2	The Retention Payment will be paid to the Employee in a lump sum after required statutory deductions on or before January 10, 2014.

4.	Section 4.3 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.3

The Employee shall not be entitled to provision of the Retention Payment if the Employee is offered and accepts Comparable Employment with the New Company Owner effective January 1, 2014. Should the Employee, however, decide to resign from his or her employment with the New Company Owner for any reason, or if the Employee is terminated by the New Company Owner without Cause, and provided that the termination or resignation is effective on or before July 1, 2014, the Employee shall be provided with a separation payment (the “Separation Payment”).

5.	Section 4.4 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.4

Provided that such resignation occurs on or before July 1, 2014, the Company shall provide the Separation Payment to the Employee which shall be calculated on the same basis as the Retention Payment but shall be limited to a lump sum payment equal to 7 months of salary and bonuses.

6.	Section 4.6 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.6	The Separation Payment will not be payable to the Employee in the event his or her employment is terminated with Cause by the New Company Owner.

7.

The Employee hereby acknowledges that the payment of either the Retention Payment or the Separation Payment, as applicable, is conditional upon the Employee providing the form of release as set out in Schedule “A” attached hereto.

8.

The Employee hereby declares that the Employee has had the opportunity to seek independent legal advice with respect to the matters addressed in this Amendment Agreement and the terms of settlement that have been agreed to by the Employee and the Company and that the Employee fully understands this Agreement and the terms of settlement. The Employee has not been influenced by any representations or statements made by or on behalf of the Company. The Employee hereby voluntarily accepts the said terms for the purpose of making full and final compromise, adjustment and settlement of all claims as aforesaid.

9.	Except as expressly amended herein, all other terms of the Employee Retention Agreement shall remain in full force and effect.

10.

To the extent that the provisions of this Amendment Agreement conflict with the provisions of the Employee Retention Agreement, the provisions of this Amendment Agreement shall supersede those of the Employee Retention Agreement.

11. 12.

Time shall be of the essence of this Amendment Agreement.

This Amendment Agreement shall be construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of this Amendment Agreement.

13.

This Amendment Agreement may be executed in several counterparts and may be delivered by facsimile or electronic mail transmission, each of which counterparts, when so executed and delivered, shall be deemed to be an original, and all of which such counterparts shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the first above written.

OROMIN EXPLORATIONS LTD.

Per:	“Ian Brown”
Authorized Signatory

SIGNED, SEALED and DELIVERED by	)
NELL M. DRAGOVAN	)
in the presence of	)
)
)
“Margaret Dragovan”	)	“Nell M. Dragovan”
Witness	)	NELL M. DRAGOVAN

The foregoing is hereby acknowledged and accepted by Teranga Gold Corporation on the terms and conditions set forth above.

TERANGA GOLD CORPORATION

Per:	“David Savarie”
Authorized Signatory

SCHEDULE “A”

RELEASE

To:	Oromin Explorations Ltd.

In consideration of the terms of the Amendment to Employment Retention Agreement dated for reference July 30, 2013, between Nell M. Dragovan (the “Employee”) and Oromin Explorations Ltd. (the “Company”) which includes a payment to the Employee on behalf of the Company, the sufficiency of which is hereby acknowledged, upon termination of the Employee’s employment with the Company and upon receipt of either the Retention Payment or the Separation Payment, as applicable, the Employee, on behalf of himself/herself and his/her heirs, executors, administrators and assigns, (hereinafter collectively referred to as “the Employee”), forever release, remise and discharge the Company and all its officers, directors, employees, agents, insurers, parent companies, subsidiaries, successors and assigns (hereinafter collectively referred to as the “Company”), jointly and severally from any and all action, causes of action, contracts, (whether express or implied), claims and demands for damages, loss or injury, suits, debts, sums of money, indemnity, expenses, interest, costs and claims of any and every kind and nature whatsoever, at law or in equity (including those pursuant to the British Columbia Employment Standards Act, the Canada Labour Code, or the British Columbia Human Rights Code which against the Company the Employee ever had, now have, or can hereafter have by reasons of or existing out of any causes whatsoever existing up to and inclusive of the date of this Amendment, including but without limiting the generality of the foregoing:

(a)	the Employee's employment with the Company;

(b)	the termination of the Employee's employment with the Company;

(c)	the Change in Control (as defined in the Retention Agreement);

(d)	the loss of any pension, or medical, dental or disability insurance, or other benefits sponsored or contributed to by the Company;

(e)	any pain, suffering and stress sustained as a consequence of any conduct on the part of the Company; and

(f)

any and all claims for damages, salary, wages, termination pay, severance pay, vacation pay, commissions, bonuses, expenses, allowances, incentive payments, insurance or any other benefits arising out of the Employee's employment with the Company.

The Employee further agrees that, for the aforesaid consideration, the Employee will save harmless and indemnify the Company from and against all claims, taxes or penalties and demands, which may be made by the Minister of National Revenue requiring the Company to pay income tax under the Income Tax Act in respect of income tax payable by the Employee in excess of the income tax previously withheld; and in respect of any and all claims, charges, taxes or penalties and demands which may be made on behalf of or related to the Employment Insurance Commission or the Canada Pension Commission under the applicable statutes and regulations, with respect to any amount which may, in the future, be found to be payable by the Company in respect of the Employee.

A-2

The Employee acknowledges receipt of all wages, overtime pay, vacation pay, general holiday pay, maternity leave and maternity benefits, and pay in place of termination of employment that the Employee may be entitled to by virtue of the British Columbia Employment Standards Act or pursuant to any other labour standards legislation.

The Employee agrees not to make claim or take proceedings against any other person or corporation that might claim contribution or indemnity under the provisions of any statute or otherwise against the Company.

The Employee acknowledges that the facts in respect of which the above release is made may prove to be other than or different from the facts now known or believed by the Employee to be true. The Employee accepts and assumes the risk of the facts being different and agree that this Agreement shall be in all respects enforceable and not subject to termination, rescission or variation by virtue of any discovery of different facts.

The Employee represents and warrants that the Employee has not assigned to any person, firm or corporation any of the actions, causes of action, claims, debts, suits or demands of any nature or kind of which the Employee is hereby releasing.

The Employee hereby declares that the Employee has had the opportunity to seek independent legal advice with respect to the matters addressed in this Release and the terms of settlement that have been agreed to by the Employee and the Company and that the Employee fully understands this Release and the terms of settlement. The Employee has not been influenced by any representations or statements made by or on behalf of the Company. The Employee hereby voluntarily accepts the said terms for the purpose of making full and final compromise, adjustment and settlement of all claims as aforesaid.

INTENDING TO BE LEGALLY BOUND, the Employee has signed this Agreement this ________ day of ____________________, 201___.

SIGNED by NELL M. DRAGOVAN	)
in the presence of:	)
)
)
Signature	)
)
Print Name	)	NELL M. DRAGOVAN
)
Address	)
)
)
)
Occupation	)

AMENDMENT TO EMPLOYEE RETENTION AGREEMENT

THIS AMENDMENT AGREEMENT (“Amendment Agreement”) which is dated for reference July 30, 2013, is made

BETWEEN

OROMIN EXPLORATIONS LTD.,
a company under the laws of British Columbia with an office at
Suite 2000, Guinness Tower, 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

(the “Company”);

AND

CHET IDZISZEK,
4003 – 938 Nelson Street, Vancouver, British Columbia V6Z 3A7

(the “Employee”).

WHEREAS:

A.	The Company and the Employee have entered into an employee retention agreement dated for reference October 28, 2011 (the “Employee Retention Agreement”);

B.

The Company has entered into a support agreement with Teranga Gold Corporation (“Teranga”) dated for reference July 22, 2013 with respect to a strategic business combination between the Company and Teranga (the “Teranga Supported Bid”), which if the Teranga Supported Bid is completed, will result in a Change in Control (as defined in the Employee Retention Agreement) of the Company’s current business;

C.

Teranga has advised the Employee and the Company that Teranga, as the New Company Owner, wishes the Employee to remain in his or her capacity with the Company until November 30, 2013 and as consideration to the Employee, Teranga will pay the Employee his or her current salary up to and including December 31, 2013;

D.

Teranga has also advised the Employee and the Company that on or before November 30, 2013, Teranga will either offer Comparable Employment to the Employee effective January 1, 2014 or advise the Employee that the Employee will receive his or her Retention Payment on or before January 10, 2014; and

E.	The parties have agreed to amend the Employee Retention Agreement in accordance with and subject to the terms and conditions set below.

NOW THEREFORE, in consideration of the premises hereof and of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

1.	Unless otherwise defined herein, all capitalized terms used in this Amendment Agreement shall have the respective meanings ascribed to them in the Employee Retention Agreement.

2.	Section 4.1 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.1

Subject to there being a Change in Control (as defined in the Agreement) pursuant to the Teranga Supported Bid, which results in or leads to the termination of the employment of the Employee with the Company, and provided the Employee is not offered employment on or before November 30, 2013 which will become effective January 1, 2014 and does not accept an offer of employment effective January 1, 2014 in a position that is the same or similar to his or her employment with the Company (the “Comparable Employment”) with the person or persons that have acquired the Company as a result of the Change in Control (the “New Company Owner”), the Employee shall receive from the Company a lump sum payment equal to 16 months base salary and the equivalent of 16 months of bonuses calculated by totalling the average of the annual bonuses paid to the employee during the past three years of employment, dividing the total amount by 36, and multiplying the result by 16 (the “Retention Payment”).

3.	Section 4.2 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.2	The Retention Payment will be paid to the Employee in a lump sum after required statutory deductions on or before January 10, 2014.

4.	Section 4.3 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.3

The Employee shall not be entitled to provision of the Retention Payment if the Employee is offered and accepts Comparable Employment with the New Company Owner effective January 1, 2014. Should the Employee, however, decide to resign from his or her employment with the New Company Owner for any reason, or if the Employee is terminated by the New Company Owner without Cause, and provided that the termination or resignation is effective on or before July 1, 2014, the Employee shall be provided with a separation payment (the “Separation Payment”).

5.	Section 4.4 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.4

Provided that such resignation occurs on or before July 1, 2014, the Company shall provide the Separation Payment to the Employee which shall be calculated on the same basis as the Retention Payment but shall be limited to a lump sum payment equal to 8 months of salary and bonuses.

6.	Section 4.6 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.6	The Separation Payment will not be payable to the Employee in the event his or her employment is terminated with Cause by the New Company Owner.

7.

The Employee hereby acknowledges that the payment of either the Retention Payment or the Separation Payment, as applicable, is conditional upon the Employee providing the form of release as set out in Schedule “A” attached hereto.

8.

The Employee hereby declares that the Employee has had the opportunity to seek independent legal advice with respect to the matters addressed in this Amendment Agreement and the terms of settlement that have been agreed to by the Employee and the Company and that the Employee fully understands this Agreement and the terms of settlement. The Employee has not been influenced by any representations or statements made by or on behalf of the Company. The Employee hereby voluntarily accepts the said terms for the purpose of making full and final compromise, adjustment and settlement of all claims as aforesaid.

9.	Except as expressly amended herein, all other terms of the Employee Retention Agreement shall remain in full force and effect.

10.

To the extent that the provisions of this Amendment Agreement conflict with the provisions of the Employee Retention Agreement, the provisions of this Amendment Agreement shall supersede those of the Employee Retention Agreement.

11. 12.

Time shall be of the essence of this Amendment Agreement.

This Amendment Agreement shall be construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of this Amendment Agreement.

13.

This Amendment Agreement may be executed in several counterparts and may be delivered by facsimile or electronic mail transmission, each of which counterparts, when so executed and delivered, shall be deemed to be an original, and all of which such counterparts shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the first above written.

OROMIN EXPLORATIONS LTD.

Per:	“Ian Brown”
Authorized Signatory

SIGNED, SEALED and DELIVERED by	)
CHET IDZISZEK	)
in the presence of	)
)
)
“Irene Afanasiev”	)	“Chet Idziszek”
Witness	)	CHET IDZISZEK

The foregoing is hereby acknowledged and accepted by Teranga Gold Corporation on the terms and conditions set forth above.

TERANGA GOLD CORPORATION

Per:	“David Savarie”
Authorized Signatory

SCHEDULE “A”

RELEASE

To:	Oromin Explorations Ltd.

In consideration of the terms of the Amendment to Employment Retention Agreement dated for reference July 30, 2013, between Chet Idziszek (the “Employee”) and Oromin Explorations Ltd. (the “Company”) which includes a payment to the Employee on behalf of the Company, the sufficiency of which is hereby acknowledged, upon termination of the Employee’s employment with the Company and upon receipt of either the Retention Payment or the Separation Payment, as applicable, the Employee, on behalf of himself/herself and his/her heirs, executors, administrators and assigns, (hereinafter collectively referred to as “the Employee”), forever release, remise and discharge the Company and all its officers, directors, employees, agents, insurers, parent companies, subsidiaries, successors and assigns (hereinafter collectively referred to as the “Company”), jointly and severally from any and all action, causes of action, contracts, (whether express or implied), claims and demands for damages, loss or injury, suits, debts, sums of money, indemnity, expenses, interest, costs and claims of any and every kind and nature whatsoever, at law or in equity (including those pursuant to the British Columbia Employment Standards Act, the Canada Labour Code, or the British Columbia Human Rights Code which against the Company the Employee ever had, now have, or can hereafter have by reasons of or existing out of any causes whatsoever existing up to and inclusive of the date of this Amendment, including but without limiting the generality of the foregoing:

(a)	the Employee's employment with the Company;

(b)	the termination of the Employee's employment with the Company;

(c)	the Change in Control (as defined in the Retention Agreement);

(d)	the loss of any pension, or medical, dental or disability insurance, or other benefits sponsored or contributed to by the Company;

(e)	any pain, suffering and stress sustained as a consequence of any conduct on the part of the Company; and

(f)

any and all claims for damages, salary, wages, termination pay, severance pay, vacation pay, commissions, bonuses, expenses, allowances, incentive payments, insurance or any other benefits arising out of the Employee's employment with the Company.

The Employee further agrees that, for the aforesaid consideration, the Employee will save harmless and indemnify the Company from and against all claims, taxes or penalties and demands, which may be made by the Minister of National Revenue requiring the Company to pay income tax under the Income Tax Act in respect of income tax payable by the Employee in excess of the income tax previously withheld; and in respect of any and all claims, charges, taxes or penalties and demands which may be made on behalf of or related to the Employment Insurance Commission or the Canada Pension Commission under the applicable statutes and regulations, with respect to any amount which may, in the future, be found to be payable by the Company in respect of the Employee.

The Employee acknowledges receipt of all wages, overtime pay, vacation pay, general holiday pay, maternity leave and maternity benefits, and pay in place of termination of employment that the Employee may be entitled to by virtue of the British Columbia Employment Standards Act or pursuant to any other labour standards legislation.

The Employee agrees not to make claim or take proceedings against any other person or corporation that might claim contribution or indemnity under the provisions of any statute or otherwise against the Company.

The Employee acknowledges that the facts in respect of which the above release is made may prove to be other than or different from the facts now known or believed by the Employee to be true. The Employee accepts and assumes the risk of the facts being different and agree that this Agreement shall be in all respects enforceable and not subject to termination, rescission or variation by virtue of any discovery of different facts.

The Employee represents and warrants that the Employee has not assigned to any person, firm or corporation any of the actions, causes of action, claims, debts, suits or demands of any nature or kind of which the Employee is hereby releasing.

The Employee hereby declares that the Employee has had the opportunity to seek independent legal advice with respect to the matters addressed in this Release and the terms of settlement that have been agreed to by the Employee and the Company and that the Employee fully understands this Release and the terms of settlement. The Employee has not been influenced by any representations or statements made by or on behalf of the Company. The Employee hereby voluntarily accepts the said terms for the purpose of making full and final compromise, adjustment and settlement of all claims as aforesaid.

INTENDING TO BE LEGALLY BOUND, the Employee has signed this Agreement this ________ day of ____________________, 201___.

SIGNED by CHET IDZISZEK	)
in the presence of:	)
)
)
Signature	)
)
Print Name	)	CHET IDZISZEK
)
Address	)
)
)
)
Occupation	)

AMENDMENT TO EMPLOYEE RETENTION AGREEMENT

THIS AMENDMENT AGREEMENT (“Amendment Agreement”) which is dated for reference July 30, 2013, is made

BETWEEN

OROMIN EXPLORATIONS LTD.,
a company under the laws of British Columbia with an office at
Suite 2000, Guinness Tower, 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

(the “Company”);

AND

DAVID W. MALLO
26357 Trethewey Crescent, Maple Ridge, British Columbia V2W 1A5

(the “Employee”).

WHEREAS:

A.	The Company and the Employee have entered into an employee retention agreement dated for reference October 28, 2011 (the “Employee Retention Agreement”);

B.

The Company has entered into a support agreement with Teranga Gold Corporation (“Teranga”) dated for reference July 22, 2013 with respect to a strategic business combination between the Company and Teranga (the “Teranga Supported Bid”), which if the Teranga Supported Bid is completed, will result in a Change in Control (as defined in the Employee Retention Agreement) of the Company’s current business;

C.

Teranga has advised the Employee and the Company that Teranga, as the New Company Owner, wishes the Employee to remain in his or her capacity with the Company until November 30, 2013 and as consideration to the Employee, Teranga will pay the Employee his or her current salary up to and including December 31, 2013;

D.

Teranga has also advised the Employee and the Company that on or before November 30, 2013, Teranga will either offer Comparable Employment to the Employee effective January 1, 2014 or advise the Employee that the Employee will receive his or her Retention Payment on or before January 10, 2014; and

E.	The parties have agreed to amend the Employee Retention Agreement in accordance with and subject to the terms and conditions set below.

NOW THEREFORE, in consideration of the premises hereof and of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

1.	Unless otherwise defined herein, all capitalized terms used in this Amendment Agreement shall have the respective meanings ascribed to them in the Employee Retention Agreement.

2.	Section 4.1 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.1

Subject to there being a Change in Control (as defined in the Agreement) pursuant to the Teranga Supported Bid, which results in or leads to the termination of the employment of the Employee with the Company, and provided the Employee is not offered employment on or before November 30, 2013 which will become effective January 1, 2014 and does not accept an offer of employment effective January 1, 2014 in a position that is the same or similar to his or her employment with the Company (the “Comparable Employment”) with the person or persons that have acquired the Company as a result of the Change in Control (the “New Company Owner”), the Employee shall receive from the Company a lump sum payment equal to 16 months base salary and the equivalent of 16 months of bonuses calculated by totalling the average of the annual bonuses paid to the employee during the past three years of employment, dividing the total amount by 36, and multiplying the result by 16 (the “Retention Payment”).

3.	Section 4.2 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.2	The Retention Payment will be paid to the Employee in a lump sum after required statutory deductions on or before January 10, 2014.

4.	Section 4.3 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.3

The Employee shall not be entitled to provision of the Retention Payment if the Employee is offered and accepts Comparable Employment with the New Company Owner effective January 1, 2014. Should the Employee, however, decide to resign from his or her employment with the New Company Owner for any reason, or if the Employee is terminated by the New Company Owner without Cause, and provided that the termination or resignation is effective on or before July 1, 2014, the Employee shall be provided with a separation payment (the “Separation Payment”).

5.	Section 4.4 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.4

Provided that such resignation occurs on or before July 1, 2014, the Company shall provide the Separation Payment to the Employee which shall be calculated on the same basis as the Retention Payment but shall be limited to a lump sum payment equal to 8 months of salary and bonuses.

6.	Section 4.6 of the Employee Retention Agreement is deleted in its entirety and replaced with the following:

4.6	The Separation Payment will not be payable to the Employee in the event his or her employment is terminated with Cause by the New Company Owner.

7.

The Employee hereby acknowledges that the payment of either the Retention Payment or the Separation Payment, as applicable, is conditional upon the Employee providing the form of release as set out in Schedule “A” attached hereto.

8.

The Employee hereby declares that the Employee has had the opportunity to seek independent legal advice with respect to the matters addressed in this Amendment Agreement and the terms of settlement that have been agreed to by the Employee and the Company and that the Employee fully understands this Agreement and the terms of settlement. The Employee has not been influenced by any representations or statements made by or on behalf of the Company. The Employee hereby voluntarily accepts the said terms for the purpose of making full and final compromise, adjustment and settlement of all claims as aforesaid.

9.	Except as expressly amended herein, all other terms of the Employee Retention Agreement shall remain in full force and effect.

10.

To the extent that the provisions of this Amendment Agreement conflict with the provisions of the Employee Retention Agreement, the provisions of this Amendment Agreement shall supersede those of the Employee Retention Agreement.

11. 12.

Time shall be of the essence of this Amendment Agreement.

This Amendment Agreement shall be construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of this Amendment Agreement.

13.

This Amendment Agreement may be executed in several counterparts and may be delivered by facsimile or electronic mail transmission, each of which counterparts, when so executed and delivered, shall be deemed to be an original, and all of which such counterparts shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the first above written.

OROMIN EXPLORATIONS LTD.

Per:	“Ian Brown”
Authorized Signatory

SIGNED, SEALED and DELIVERED by
DAVID W. MALLO
in the presence of

“Elvie M. Valenzuela”	“David W. Mallo”
Witness	DAVID W. MALLO

The foregoing is hereby acknowledged and accepted by Teranga Gold Corporation on the terms and conditions set forth above.

TERANGA GOLD CORPORATION

Per:
“David Savarie”
Authorized Signatory

SCHEDULE “A”

RELEASE

To:	Oromin Explorations Ltd.

In consideration of the terms of the Amendment to Employment Retention Agreement dated for reference July 30, 2013, between David W. Mallo (the “Employee”) and Oromin Explorations Ltd. (the “Company”) which includes a payment to the Employee on behalf of the Company, the sufficiency of which is hereby acknowledged, upon termination of the Employee’s employment with the Company and upon receipt of either the Retention Payment or the Separation Payment, as applicable, the Employee, on behalf of himself/herself and his/her heirs, executors, administrators and assigns, (hereinafter collectively referred to as “the Employee”), forever release, remise and discharge the Company and all its officers, directors, employees, agents, insurers, parent companies, subsidiaries, successors and assigns (hereinafter collectively referred to as the “Company”), jointly and severally from any and all action, causes of action, contracts, (whether express or implied), claims and demands for damages, loss or injury, suits, debts, sums of money, indemnity, expenses, interest, costs and claims of any and every kind and nature whatsoever, at law or in equity (including those pursuant to the British Columbia Employment Standards Act, the Canada Labour Code, or the British Columbia Human Rights Code which against the Company the Employee ever had, now have, or can hereafter have by reasons of or existing out of any causes whatsoever existing up to and inclusive of the date of this Amendment, including but without limiting the generality of the foregoing:

(a)	the Employee's employment with the Company;

(b)	the termination of the Employee's employment with the Company;

(c)	the Change in Control (as defined in the Retention Agreement);

(d)	the loss of any pension, or medical, dental or disability insurance, or other benefits sponsored or contributed to by the Company;

(e)	any pain, suffering and stress sustained as a consequence of any conduct on the part of the Company; and

(f)

any and all claims for damages, salary, wages, termination pay, severance pay, vacation pay, commissions, bonuses, expenses, allowances, incentive payments, insurance or any other benefits arising out of the Employee's employment with the Company.

The Employee further agrees that, for the aforesaid consideration, the Employee will save harmless and indemnify the Company from and against all claims, taxes or penalties and demands, which may be made by the Minister of National Revenue requiring the Company to pay income tax under the Income Tax Act in respect of income tax payable by the Employee in excess of the income tax previously withheld; and in respect of any and all claims, charges, taxes or penalties and demands which may be made on behalf of or related to the Employment Insurance Commission or the Canada Pension Commission under the applicable statutes and regulations, with respect to any amount which may, in the future, be found to be payable by the Company in respect of the Employee.

The Employee acknowledges receipt of all wages, overtime pay, vacation pay, general holiday pay, maternity leave and maternity benefits, and pay in place of termination of employment that the Employee may be entitled to by virtue of the British Columbia Employment Standards Act or pursuant to any other labour standards legislation.

The Employee agrees not to make claim or take proceedings against any other person or corporation that might claim contribution or indemnity under the provisions of any statute or otherwise against the Company.

The Employee acknowledges that the facts in respect of which the above release is made may prove to be other than or different from the facts now known or believed by the Employee to be true. The Employee accepts and assumes the risk of the facts being different and agree that this Agreement shall be in all respects enforceable and not subject to termination, rescission or variation by virtue of any discovery of different facts.

The Employee represents and warrants that the Employee has not assigned to any person, firm or corporation any of the actions, causes of action, claims, debts, suits or demands of any nature or kind of which the Employee is hereby releasing.

The Employee hereby declares that the Employee has had the opportunity to seek independent legal advice with respect to the matters addressed in this Release and the terms of settlement that have been agreed to by the Employee and the Company and that the Employee fully understands this Release and the terms of settlement. The Employee has not been influenced by any representations or statements made by or on behalf of the Company. The Employee hereby voluntarily accepts the said terms for the purpose of making full and final compromise, adjustment and settlement of all claims as aforesaid.

INTENDING TO BE LEGALLY BOUND, the Employee has signed this Agreement this ________ day of ____________________, 201___.

SIGNED by DAVID W. MALLO	)
in the presence of:	)
)
)
Signature	)
)
Print Name	)	DAVID W. MALLO
)
Address	)
)
)
)
Occupation	)

AMENDMENT TO CONSULTANT RETENTION AGREEMENT

THIS AMENDMENT AGREEMENT (“Amendment Agreement”) which is dated for reference July 30, 2013, is made

BETWEEN

OROMIN EXPLORATIONS LTD.,
a company under the laws of British Columbia with an office at
Suite 2000, Guinness Tower, 1055 West Hastings Street,
Vancouver, British Columbia, V6E 2E9

(the “Company”);

AND

JAMES G. STEWART,
6249 Elm Street, Vancouver, British Columbia V6N 1B2

(the “Consultant”).

WHEREAS:

A.	The Company and the Consultant have entered into a consultant retention agreement dated for reference October 28, 2011 (the “Consultant Retention Agreement”);

B.	The Company has entered into a support agreement with Teranga Gold Corporation (“Teranga”) dated for reference July 22, 2013 with respect to a strategic business combination between the Company and Teranga (the “Teranga Supported Bid”), which if the Teranga Supported Bid is completed, will result in a Change in Control (as defined in the Consultant Retention Agreement) of the Company’s current business;

C.	Teranga has advised the Consultant and the Company that Teranga, as the New Company Owner, wishes the Consultant to remain in his or her capacity with the Company until November 30, 2013 and as consideration to the Consultant, Teranga will pay the Consultant his or her current salary up to and including December 31, 2013;

D.	Teranga has also advised the Consultant and the Company that effective January 1, 2014, Teranga will either offer Comparable Employment to the Consultant or advise the Consultant that the Consultant will receive his or her Retention Payment on or before January 10, 2014; and

E.	The parties have agreed to amend the Consultant Retention Agreement in accordance with and subject to the terms and conditions set below.

NOW THEREFORE, in consideration of the premises hereof and of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, the parties agree as follows:

1.	Unless otherwise defined herein, all capitalized terms used in this Amendment Agreement shall have the respective meanings ascribed to them in the Consultant Retention Agreement.

2.	Section 4.1 of the Consultant Retention Agreement is deleted in its entirety and replaced with the following:
E-556

	4.1	Subject to there being a Change in Control (as defined in the Agreement) pursuant to the Teranga Supported Bid, which results in or leads to the termination of the consultancy of the Consultant with the Company, and provided the Consultant is not offered a consultancy effective January 1, 2014 and does not accept an offer of consultancy effective January 1, 2014 in a position that is the same or similar to his or her consultancy with the Company (the “Comparable Consultancy”) with the person or persons that have acquired the Company as a result of the Change in Control (the “New Company Owner”), the Consultant shall receive from the Company a lump sum payment equal to 12.5 months base salary and the equivalent of 12.5 months of bonuses calculated by totalling the average of the annual bonuses paid to the Chief Executive Officer of the Company, Chet Idziszek, during his past three years of employment, dividing the total amount by 36, and multiplying the result by 12.5 (the “Retention Payment”).

3.	Section 4.2 of the Consultant Retention Agreement is deleted in its entirety and replaced with the following:

	4.2	The Retention Payment will be paid to the Consultant in a lump sum after required statutory deductions on or before January 10, 2014.

4.	Section 4.3 of the Consultant Retention Agreement is deleted in its entirety and replaced with the following:

	4.3	The Consultant shall not be entitled to provision of the Retention Payment if the Consultant is offered and accepts Comparable Consultancy with the New Company Owner effective January 1, 2014. Should the Consultant, however, decide to resign from his or her consultancy with the New Company Owner for any reason, or if the Consultant is terminated by the New Company Owner without Cause, and provided that the termination or resignation is effective on or before July 1, 2014, the Consultant shall be provided with a separation payment (the “Separation Payment”).

5.	Section 4.4 of the Consultant Retention Agreement is deleted in its entirety and replaced with the following:

4.4	Provided that such resignation occurs on or before July 1, 2014, the Company shall provide the Separation Payment to the Consultant which shall be calculated on the same basis as the Retention Payment but shall be limited to a lump sum payment equal to 6 months of salary and bonuses.

6.	Section 4.6 of the Consultant Retention Agreement is deleted in its entirety and replaced with the following:

	4.6	The Separation Payment will not be payable to the Consultant in the event his or her consultancy is terminated with Cause by the New Company Owner.

7.	The Consultant hereby acknowledges that the payment of either the Retention Payment or the Separation Payment, as applicable, is conditional upon the Consultant providing the form of release as set out in Schedule “A” attached hereto.

8.	The Consultant hereby declares that the Consultant has had the opportunity to seek independent legal advice with respect to the matters addressed in this Amendment Agreement and the terms of settlement that have been agreed to by the Consultant and the Company and that the Consultant fully understands this Agreement and the terms of settlement. The Consultant has not been influenced by any representations or statements made by or on behalf of the Company. The Consultant hereby voluntarily accepts the said terms for the purpose of making full and final compromise, adjustment and settlement of all claims as aforesaid.

9.	Except as expressly amended herein, all other terms of the Consultant Retention Agreement shall remain in full force and effect.

10.	To the extent that the provisions of this Amendment Agreement conflict with the provisions of the Consultant Retention Agreement, the provisions of this Amendment Agreement shall supersede those of the Consultant Retention Agreement.

11.	Time shall be of the essence of this Amendment Agreement.

12.	This Amendment Agreement shall be construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia with respect to any matters arising out of this Amendment Agreement.

13.	This Amendment Agreement may be executed in several counterparts and may be delivered by facsimile or electronic mail transmission, each of which counterparts, when so executed and delivered, shall be deemed to be an original, and all of which such counterparts shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the first above written.

OROMIN EXPLORATIONS LTD.

		Per:	“Ian Brown”
Authorized Signatory

SIGNED, SEALED and DELIVERED by	)
JAMES G. STEWART	)
in the presence of	)
)
)
)
“Alison Murray”	)	“James G. Stewart”
Witness		JAMES G. STEWART

The foregoing is hereby acknowledged and accepted by Teranga Gold Corporation on the terms and conditions set forth above.

TERANGA GOLD CORPORATION

Per:

“David Savarie”
Authorized Signatory

SCHEDULE “A”

RELEASE

To:	Oromin Explorations Ltd.

In consideration of the terms of the Amendment to Consultant Retention Agreement dated for reference July 30, 2013, between James G. Stewart (the “Consultant”) and Oromin Explorations Ltd. (the “Company”) which includes a payment to the Consultant on behalf of the Company, the sufficiency of which is hereby acknowledged, upon termination of the Consultant’s consultancy with the Company and upon receipt of either the Retention Payment or the Separation Payment, as applicable, the Consultant, on behalf of himself/herself and his/her heirs, executors, administrators and assigns, (hereinafter collectively referred to as “the Consultant”), forever release, remise and discharge the Company and all its officers, directors, employees, agents, insurers, parent companies, subsidiaries, successors and assigns (hereinafter collectively referred to as the “Company”), jointly and severally from any and all action, causes of action, contracts, (whether express or implied), claims and demands for damages, loss or injury, suits, debts, sums of money, indemnity, expenses, interest, costs and claims of any and every kind and nature whatsoever, at law or in equity (including those pursuant to the British Columbia Employment Standards Act, the Canada Labour Code, or the British Columbia Human Rights Code which against the Company the Consultant ever had, now have, or can hereafter have by reasons of or existing out of any causes whatsoever existing up to and inclusive of the date of this Amendment, including but without limiting the generality of the foregoing:

(a)	the Consultant's consultancy with the Company;

(b)	the termination of the Consultant's consultancy with the Company;

(c)	the Change in Control (as defined in the Retention Agreement);

(d)	the loss of any pension, or medical, dental or disability insurance, or other benefits sponsored or contributed to by the Company;

(e)	any pain, suffering and stress sustained as a consequence of any conduct on the part of the Company; and

(f)

any and all claims for damages, salary, wages, termination pay, severance pay, vacation pay, commissions, bonuses, expenses, allowances, incentive payments, insurance or any other benefits arising out of the Consultant's consultancy with the Company.

The Consultant further agrees that, for the aforesaid consideration, the Consultant will save harmless and indemnify the Company from and against all claims, taxes or penalties and demands, which may be made by the Minister of National Revenue requiring the Company to pay income tax under the Income Tax Act in respect of income tax payable by the Consultant in excess of the income tax previously withheld; and in respect of any and all claims, charges, taxes or penalties and demands which may be made on behalf of or related to the Employment Insurance Commission or the Canada Pension Commission under the applicable statutes and regulations, with respect to any amount which may, in the future, be found to be payable by the Company in respect of the Consultant.

The Consultant acknowledges receipt of all wages, overtime pay, vacation pay, general holiday pay, maternity leave and maternity benefits, and pay in place of termination of consultancy that the Consultant may be entitled to by virtue of the British Columbia Employment Standards Act or pursuant to any other labour standards legislation.

A - 2

The Consultant agrees not to make claim or take proceedings against any other person or corporation that might claim contribution or indemnity under the provisions of any statute or otherwise against the Company.

The Consultant acknowledges that the facts in respect of which the above release is made may prove to be other than or different from the facts now known or believed by the Consultant to be true. The Consultant accepts and assumes the risk of the facts being different and agree that this Agreement shall be in all respects enforceable and not subject to termination, rescission or variation by virtue of any discovery of different facts.

The Consultant represents and warrants that the Consultant has not assigned to any person, firm or corporation any of the actions, causes of action, claims, debts, suits or demands of any nature or kind of which the Consultant is hereby releasing.

The Consultant hereby declares that the Consultant has had the opportunity to seek independent legal advice with respect to the matters addressed in this Release and the terms of settlement that have been agreed to by the Consultant and the Company and that the Consultant fully understands this Release and the terms of settlement. The Consultant has not been influenced by any representations or statements made by or on behalf of the Company. The Consultant hereby voluntarily accepts the said terms for the purpose of making full and final compromise, adjustment and settlement of all claims as aforesaid.

INTENDING TO BE LEGALLY BOUND, the Consultant has signed this Agreement this ________ day of ____________________, 201___.

SIGNED by JAMES G. STEWART	)
in the presence of:	)
)
)
Signature	)
)
Print Name	)	JAMES G. STEWART
)
Address	)
)
)
)
Occupation	)

SUPPORT AGREEMENT

This Agreement dated July 22, 2013, between Teranga Gold Corporation (“Teranga”), a corporation incorporated under the laws of Canada, and Oromin Explorations Ltd. (“Oromin”), a corporation existing under the laws of British Columbia.

RECITALS:

(a)

The boards of directors of each of Oromin and Teranga wish to encourage a strategic business combination between Oromin and Teranga in light of the existing offer by Teranga dated June 19, 2013 (the “Offer”, which includes the Compulsory Acquisition or Subsequent Acquisition Transaction (each as defined in the Offer), as each has been and may be further amended) to acquire all of the outstanding Oromin Shares not already held by Teranga;

(b)

The boards of directors of each of Teranga and Oromin believe that it is in the respective best interests of Teranga and Oromin and their respective shareholders that Teranga proceed with the Offer as varied on the terms set forth herein;

(c)	Teranga has entered into lock-up agreements with each of Oromin’s directors and officers; and

(d)

Oromin has received an oral fairness opinion from RBC Capital Markets to the effect that as of the date of such opinion, the consideration to be received pursuant to the Varied Offer is fair, from a financial point of view, to Oromin Shareholders, other than Teranga and its affiliates.

In consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the Parties agree as follows:

ARTICLE 1
THE VARIED OFFER

Section 1.2	Defined Terms

Capitalized terms used and not otherwise defined herein shall, unless the context requires otherwise, have the meanings set forth in Schedule “A” or otherwise as set forth in the Offer Circular (as defined in Schedule “A”).

Section 1.3	The Varied Offer

(a)

Teranga shall contemporaneously with the execution of this Agreement vary and extend the Offer by giving written notice (or other communication subsequently confirmed in writing) of the extension and variation to the Depositary at its principal office in Toronto, Ontario to provide for the terms and conditions as contemplated herein (as varied and extended as contemplated herein, the “Varied Offer”) and shall forthwith publicly announce such variation and extension. The consideration offered under the Varied Offer shall be 0.60 of a Teranga Share for each Oromin Share and the Offer shall be subject only to the conditions set out in Schedule D. The term “Varied Offer” shall include any further variations to, or extensions of, the Varied Offer made in accordance with the terms of this Agreement.

(b)

The Offer shall be extended in accordance with Applicable Securities Laws and the Varied Offer shall expire not earlier than 9:00 p.m. (Toronto time) on August 6, 2013 (such date, as the same may be extended in accordance with this Agreement, is referred to herein as the “Expiry Date” and such time on such date, as the same may be extended in accordance with this Agreement, is referred to herein as the “Expiry Time”). Teranga shall extend the Expiry Time in order to contest or appeal any injunction or order made by a Governmental Entity preventing the take-up of and/or payment for the Oromin Shares tendered to the Varied Offer or to seek any regulatory waiver, consent or approval which is necessary to permit Teranga to take up and pay for Oromin Shares tendered to the Varied Offer, provided that the Expiry Time may not be extended past the Outside Date. Teranga shall not terminate or withdraw the Varied Offer prior to any scheduled Expiry Time without the prior written consent of Oromin, except if this Agreement is terminated in accordance with its terms.

(c)

Teranga shall mail the notice of extension and variation in respect of the variation and extension of the Offer as contemplated herein (the “Notice of Extension and Variation”) in accordance with the Securities Act (British Columbia) and the regulations thereunder and all other applicable Canadian securities Laws (collectively, “Applicable Securities Laws”) to each registered holder of Oromin Shares as soon as reasonably practicable and, in any event, not later than 11:59 p.m.(Toronto time) on July 26, 2013. For greater certainty, Teranga shall determine in its sole discretion in which states in the United States to seek registration of the Varied Offer with the applicable state regulatory agency or to seek exemption from such registration requirements for the Varied Offer, in each case where permitted by applicable law.

(d)

Prior to the printing of the Notice of Extension and Variation and during the course of its preparation, Teranga shall provide Oromin and its counsel with a reasonable opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by Teranga, acting reasonably. Oromin shall provide to Teranga all information regarding Oromin that is required for the preparation of the Notice of Extension and Variation. Oromin represents, warrants and covenants to Teranga that such information will be true, complete and correct in all material respects as at the date of the Notice of Extension and Variation and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(e)

Teranga shall use all reasonable efforts to consummate the Varied Offer, subject to the terms and conditions hereof and thereof. Provided all of the conditions to the Varied Offer set out in Schedule D shall have been satisfied or waived, Teranga shall take up and pay for all of the Oromin Shares tendered under the Varied Offer promptly and, in any event, not later than three Business Days following the time at which Teranga becomes entitled to take up such Oromin Shares under the Varied Offer pursuant to Applicable Securities Law.

(f)

Teranga and Oromin will make all required filings in Canada under Applicable Securities Laws with respect to the Varied Offer (together with all amendments, supplements and exhibits as may be required thereunder) and all such subsequent filings as may be required under Applicable Securities Laws. Each of Teranga and Oromin agrees promptly to correct any information provided by it if and to the extent that such information shall have become false or misleading in any material respect and take such steps as are required to make amended filings to the extent required under the Applicable Securities Laws.

(g)

It is understood and agreed that Teranga may, in its sole discretion, modify or waive any term or condition of the Varied Offer; provided that Teranga shall not, without the prior written consent of Oromin, (i) increase, decrease or waive the Minimum Tender Condition unless it has complied with section 1.3 (h), (ii) impose additional conditions to the Varied Offer, (iii) decrease the consideration per Oromin Share, (iv)decrease the number of Oromin Shares in respect of which the Offer is made, (v) change the form of consideration payable under the Varied Offer (other than to increase the total consideration per Oromin Share and/or add additional consideration or consideration alternatives) or (vi) otherwise vary the Varied Offer or any terms or conditions thereof (which for greater certainty does not include a waiver of a condition) in a manner which is adverse to the Shareholders.

(h)

Teranga may in its discretion waive the Minimum Tender Condition only if there shall have been validly deposited pursuant to the Varied Offer and not withdrawn at the Expiry Time that number of Oromin Shares which, when added to the number of Oromin Shares currently owned by Teranga, constitutes at least 50% of the Oromin Shares outstanding calculated on non-diluted basis. Subject to Applicable Securities Laws, in the event that Teranga waives the Minimum Tender Condition in accordance with this section and takes up validly deposited Oromin Shares under the Varied Offer, Teranga will, on the day such Oromin shares are taken up, issue a news release setting out the number of Oromin Shares deposited and taken up and will extend the Varied Offer until the earlier of (i) the date upon which at least 66 2/3% of the Oromin Shares outstanding calculated on a non-diluted basis have been validly deposited pursuant to the Varied Offer; and (ii) the expiry of at least two extensions of 10 days each in accordance with Applicable Securities Laws.

Section 1.4	Oromin Approval of the Varied Offer

Oromin represents that the Oromin Board has determined unanimously that, as at the date hereof:

(a)	the Varied Offer is fair to the Oromin Shareholders (other than to Teranga) and is in the best interests of Oromin; and

(b)	it will unanimously recommend that the Oromin Shareholders (other than Teranga) accept the Varied Offer.

Section 1.5	Oromin Co-Operation

(a)

Oromin covenants to co-operate with Teranga and use it reasonable efforts to cause the directors and officers of Oromin and its subsidiaries to take all reasonable action to support the Varied Offer and any Subsequent Acquisition Transaction, including without limitation: (i) assisting with obtaining third party consents and regulatory approvals; including Teranga seeking a waiver from the Republic of Senegal with respect to the offer of up to a 25% interest in Societe des Mines de Golouma S.A. to Senegalese nationals (and / or indirectly the OJVG Golouma Gold Project); and (ii) supporting Teranga in respect of the Current Bendon Litigation by including a statement in the press release announcing the execution of this Agreement, such statement to be satisfactory to Oromin, acting reasonably. Nothing in this Section 1.5 shall require Oromin to support Teranga to an extent greater than stated in this Section 1.5 nor shall Oromin be required to support Teranga in respect of any action, suit or other proceeding involving Bendon other than the Current Bendon Litigation.

(b)

Oromin acknowledges that promptly following the time at which Teranga takes up Oromin Shares under the Offer that represent at least a majority of the then outstanding Oromin Shares (including the Oromin Shares currently held by Teranga), and from time to time thereafter, calculated on a non- diluted basis, Teranga shall be entitled to designate all the members of the Oromin Board and any committees thereof, in all cases subject to applicable Law. Subject to the foregoing provisions of this Section, Oromin shall cooperate with Teranga to enable the Teranga designees to be elected or appointed to the Oromin Board and to the boards of directors of all subsidiaries of Oromin, and any committees thereof, and to constitute the Oromin Board and to the boards of directors of all of its subsidiaries, including, at the request of the Teranga, by using its commercially reasonable efforts to secure the resignations of all current directors of Oromin and of all of its subsidiaries.

Section 1.6	Post Varied Offer Covenants

If Teranga takes up and pays for Oromin Shares pursuant to the Varied Offer, Teranga shall, and Oromin agrees to use reasonable commercial efforts to cause and to enable Teranga to, acquire the balance of the Oromin Shares, directly or indirectly, as soon as practicable after completion of the Varied Offer, by way of Compulsory Acquisition or to the extent permitted by applicable Law, Subsequent Acquisition Transaction, provided that any Compulsory Acquisition or Subsequent Acquisition Transaction shall provide for consideration per Oromin Share that is at the same exchange ratio and is in the same form as the consideration per Oromin Share offered under the Varied Offer. Oromin will assist Teranga in the implementation of any Compulsory Acquisition or other Subsequent Acquisition Transaction. The provisions of this Section 1.6 shall survive the termination of this Agreement.

Section 1.7	Shareholders’ and Other List

Oromin will promptly deliver such lists of shareholders or other securityholders of Oromin as may be reasonably requested by Teranga from time to time.

Section 1.8	Shareholder Rights Plan

Oromin represents that the Oromin Board will waive the application of the Shareholder Rights Plan to the Varied Offer, and any other actions taken by Oromin in furtherance of the Varied Offer, effective as at such date and time as Teranga may direct in writing, and Oromin agrees to take any further action required to cause the Shareholder Rights Plan to be inapplicable to the Varied Offer. Oromin will not adopt or approve any other shareholder rights plan.

Section 1.9	Oromin Stock Options

Oromin has 13,186,000 outstanding Oromin Options under the Incentive Plan. Prior to the Expiry Time, Teranga will offer to enter in an agreement with each of the holders of the Oromin Options pursuant to which their Oromin Options would be cancelled and exchanged for Replacement Teranga Options conditional on Teranga taking up Oromin Shares under the Offer.

ARTICLE 2
COVENANTS OF OROMIN

Section 2.1	Ordinary Course of Business

Oromin covenants and agrees that, unless Teranga shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a)

Oromin shall, and shall cause Sabodala to, and shall cause Sabodala not to initiate or vote in favour of any resolution, decision or action of OJVG that would cause OJVG not to (provided however, if such matter has been initiated, Oromin shall cause Sabodala to exercise, and to use its commercially reasonable efforts to enforce, its rights under the OJVG Shareholders Agreement to cause OJVG to), conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities in, the ordinary course of business consistent with past practice, and to use commercially reasonable efforts to preserve intact its and their present business organizations and goodwill, to preserve intact Oromin, Sabodala, OJVG and their properties and mineral rights (including the OJVG Concessions and the OJVG Lands), to keep available the services of their officers and employees as a group and to maintain satisfactory relationships consistent with past practice with suppliers, distributors, employees, Governmental Entities and others having business relationships with them;

(b)

without limiting the generality of Section 2.1(a), Oromin shall not, directly or indirectly, and shall cause Sabodala not to, and shall cause Sabodala not to initiate or vote in favour of any resolution, decision or action of OJVG that would cause OJVG to (provided however, if such matter has been initiated, Oromin shall cause Sabodala to exercise, and to use its commercially reasonable efforts to enforce, its rights under the OJVG Shareholders Agreement to cause OJVG to):

(i)

issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any securities of Oromin (including Oromin Shares and securities convertible into Oromin Shares), Sabodala or OJVG or any other warrants, calls, conversion privileges or rights of any kind to acquire any securities of Oromin, Sabodala or OJVG or any shares of their respective subsidiaries, other than pursuant to the exercise of existing Oromin Options outstanding on the date hereof;

(ii)

sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any assets of Oromin, Sabodala or OJVG or any interest in any assets of Oromin, Sabodala or OJVG;

(iii)	amend or propose to amend the articles, by-laws or other constating documents or the terms of any securities of Oromin, Sabodala or OJVG;

(iv)	amend or propose to amend the OJVG Shareholders’ Agreement;

(v)	split, combine or reclassify any outstanding Shares or other securities of Oromin or any shares or other securities of Sabodala or OJVG;

(vi)	redeem, purchase or offer to purchase any Oromin Shares or other securities of Oromin or any shares or other securities of Sabodala or OJVG;

(vii)

declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Oromin Shares or other securities of Oromin (or any shares or other securities of Sabodala or OJVG), except, if applicable, in the case of payments or other distributions made solely to Oromin or Sabodala;

(viii)	reorganize, amalgamate or merge Oromin, Sabodala or OJVG with any other person;

(ix)	reduce the stated capital of the shares of Oromin, Sabodala or OJVG before the Effective Time;

(x)

other than in the ordinary course of business consistent with past practice, cash management investments made in rated fixed income investments accordance with Oromin’s, Sabodala’s or OJVG’s existing cash management policies and practices, acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any person, or make any investment either by purchase of shares or securities, contributions of capital (other than to Oromin or Sabodala), property transfer or purchase of any property or assets of any other person;

(xi)

except in the ordinary course of business consistent with past practice, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, except for the borrowing of working capital in the ordinary course of business and consistent with past practice, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other person or make any loans or advances;

(xii)	adopt a plan of liquidation, dissolution or winding-up or resolutions providing for the liquidation or dissolution of Oromin, Sabodala, OJVG or Société des Mines de Golouma S.A.;

(xiii)

pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Oromin Financial Statements or incurred in the ordinary course of business consistent with past practice;

(xiv)	authorize, recommend or propose any release or relinquishment of any contractual right, except in the ordinary course of business consistent with past practice;

(xv)

waive, release, grant, transfer, exercise, modify or amend in any material respect, (i) any existing contractual rights in respect of any OJVG Concessions, OJVG Lands or other property or mineral rights, (ii) any material Authorization, permit, lease, OJVG Concession, contract or other document, or (iii) any other material legal rights or claims;

(xvi)

waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, contract or other document, other than immaterial matters in the ordinary course of business consistent with past practice;

(xvii)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its businesses as now conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(xviii)	incur business expenses other than in the ordinary course and consistent with past practice and not materially adverse;

(xix)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Teranga to consummate the Varied Offer or the other transactions contemplated by this Agreement;

(xx)

increase the benefits payable or to become payable to its directors or officers (whether from Oromin, Sabodala or OJVG), enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officer or director of Oromin, Sabodala or OJVG;

(xxi)

in the case of employees who are not officers or directors, take any action other than in the ordinary course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof, other than entering into amendments to existing retention agreements, such amendments to provide for an approximate aggregate of an additional $125,000 in respect of retention payments to support and administrative staff, and provided that the consent of Teranga shall be required for any material payments;

(c)

other than entering into amendments to existing retention agreements, such amendments to provide for an approximate aggregate of an additional $125,000 in respect of retention payments to support and administrative staff and in respect of Oromon stock options issued and outstanding as of the date hereof, Oromin shall not, and shall cause Sabodala not to, and shall cause Sabodala not to initiate or vote in favour of any resolution, decision or action of OJVG that would cause OJVG to (provided however, if such matter has been initiated Oromin shall cause Sabodala to use commercially reasonable efforts to cause OJVG not to), establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any bonus, profit sharing, thrift, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, savings, welfare, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of Oromin, Sabodala or OJVG other than in the ordinary course of business in accordance with applicable Law;

(d)

Oromin shall, and shall cause Sabodala to, and shall cause Sabodala to not vote in favour of any resolution, decision or action of OJVG that would cause OJVG not to, use all reasonable commercial efforts to cause their current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)

Oromin shall, and shall cause Sabodala to and shall cause Sabodala to not vote in favour of any resolution, decision or action of OJVG that would cause OJVG not to, use its commercially reasonable best efforts to maintain and preserve all of the rights under each of the rights of Oromin, Sabodala and OJVG under each of the OJVG Concessions, the OJVG Lands, and other property and mineral rights of Oromin, Sabodala and OJVG under each of their Authorizations;

(f)	Oromin shall:

(i)

not take any action, or permit Sabodala to take any action (and shall cause Sabodala to use commercially reasonable efforts not to permit OJVG to), which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(ii)

provide Teranga with prompt written notice of any change of which Oromin is aware (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties (including the OJVG Concessions, the OJVG Lands, and other property and mineral rights), articles, by-laws, licenses, permits (including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Oromin, Sabodala and OJVG which, when considered either individually or in the aggregate, has resulted in or could reasonably be expected to result in a Oromin Material Adverse Effect;

(iii)

not enter into or renew any agreement, contract, lease, licence or other binding obligation of Oromin or Sabodala, and shall cause Sabodala to not vote in favour of any resolution, decision or action of OJVG that would cause OJVG to enter into or renew any agreement, contract, lease, licence or other binding obligation (A) containing (1) any limitation or restriction on the ability of Oromin, Sabodala or OJVG or, following completion of the transactions contemplated by the Varied Offer and hereby, the ability of Teranga or its subsidiaries, to engage in any type of activity or business, (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Oromin, Sabodala or OJVG or, following consummation of the transactions contemplated hereby, all or any portion of the business of Teranga or its subsidiaries, is or would be conducted, or (3) any limit or restriction on the ability of Oromin Sabodala or OJVG or, following completion of the transactions contemplated hereby, the ability of Teranga or its subsidiaries, to solicit customers or employees, or (B) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by the Varied Offer and this Agreement or that could reasonably be expected to be adverse to Teranga;

(iv)

not enter into or renew any agreement, contract, lease, licence or other binding obligation of Oromin or Sabodala, and shall cause Sabodala to not vote in favour of any resolution, decision or action of OJVG that would cause OJVG to enter into or renew any agreement, contract, lease, licence or other binding obligation of OJVG, that is not terminable within 30 days of the Expiry Date without payment by Teranga or its subsidiaries that involves or would reasonably be expected to involve payments in excess of $100,000 in the aggregate over the term of the contract;

(v)	not incur any capital expenditures or enter into any agreement obligating Oromin or Sabodala to provide for future capital expenditures;

(vi)	use commercially reasonable efforts to cause OJVG to not incur any capital expenditures or enter into any agreement obligating OJVG to provide for future capital expenditures;

(vii)

not take any action or enter into any transaction which would reasonably be expected to result in the shares of Sabodala owned by it or the shares of OJVG owned by Sabodala not being treated as capital property of Oromin or Sabodala immediately before the Effective Time for purposes of the Canadian tax “bump” rules in paragraphs 88(1)(c) and 88(1)(d) and subsection 87(11) of the Tax Act; and

(viii)

provide such information as reasonably requested by Teranga in order to assist Teranga in determining any calculations relevant to the Canadian tax “bump” rules outlined in paragraphs 88(1)(c) and 88(1)(d) of the Tax Act;

(g)	Oromin and Sabodala shall, and shall cause Sabodala to not vote in favour of any resolution, decision or action of OJVG that would cause OJVG not to:

(i)

duly and timely file all Returns required to be filed by it under applicable Laws on or after the date hereof and before the Effective Time and all such Returns will be true, complete and correct in all material respects;

(ii)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it under applicable Laws to the extent due and payable in all material respects;

(iii)	not make or rescind any material express or deemed election relating to Taxes;

(iv)	not make a request for a tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi)

not amend any income tax Return or change any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax Return for the taxation year ended, as applicable, December 31, 2012 or February 28, 2013, except as may be required by applicable Laws;

(h)

Subject to any confidentiality obligations that are existing on the date hereof that may prevent Sabodala from doing so, Oromin will promptly notify Teranga of any request or requirement to attend (whether in person or by telephone) any material discussions, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Varied Offer or the transactions contemplated by this Agreement or regarding the status of the Concessions, the OJVG Concessions, the Lands, the OJVG Lands or other property and mineral rights). Oromin shall not, and shall not permit Sabodala to, initiate any such discussions, negotiations or filings without the prior consent of Teranga, such consent not to be unreasonably withheld.

(i)

Subject to any confidentiality obligations that are existing on the date hereof that may prevent Sabodala from doing so, Oromin further agrees to provide Teranga with the opportunity to participate in any material meetings, discussions or negotiations with a Governmental Entity, as well as provide immediate notice of any material communication (whether oral or written) to Oromin, Sabodala or OJVG (to the extent Oromin or Sabodala have become aware of such communication) from a Governmental Entity, including a copy of any written communication;

(j)	Oromin shall not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other provisions of this Section 2.1;

(k)

Oromin shall, and shall cause Sabodala to, and shall cause Sabodala to not vote in favour of any resolution, decision or action of OJVG that would cause OJVG not to, not authorize or propose, or enter into or modify any contract, agreement commitment or arrangement, to do any of the matters prohibited by the other provisions of this Section 2.1; and

(l)	Oromin shall, prior to the mailing of the Oromin directors’ circular in connection with the Varied Offer, give Teranga a reasonable opportunity to review and comment on it, acting reasonably.

Section 2.2	Non-Solicitation

(a)

On and after the date of this Agreement, except as otherwise provided in this Agreement, Oromin and its subsidiaries shall not, and Oromin shall cause Sabodala not to vote in favour of a resolution authorizing OJVG to , directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise:

(i)

make, solicit, assist, initiate, knowingly encourage or otherwise facilitate any inquiries, proposals or offers from any other person (including any of its officers or employees) relating to any Acquisition Proposal, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or knowingly encourage, any effort or attempt by any other person to do or seek to do any of the foregoing;

(ii)

engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or knowingly encourage, any effort or attempt by any other person to make or complete any Acquisition Proposal; provided that, for greater certainty, Oromin may request any person making an unsolicited Acquisition Proposal to clarify the terms of the Acquisition Proposal and may also advise any person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Oromin Board has so determined;

(iii)

withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Teranga, the approval or recommendation of the Oromin Board or any committee thereof of the Varied Offer;

(iv)

approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with Section 2.2(d) shall not be considered a violation of this Section 2.2(a)(iv)); or

(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal,

provided, however, that nothing contained in this Section 2.2(a) or any other provision of this Agreement shall prevent the Oromin Board from,

and the Oromin Board shall be permitted to, engage in discussions or negotiations with, or respond to enquiries from any Person that has made a bona fide unsolicited written Acquisition Proposal that the Oromin Board has determined constitutes or could reasonably be expected to result in a Superior Proposal, or provide information pursuant to Section 2.2(d) to any Person where the requirements of that Section are met.

(b)

Oromin shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Teranga) with respect to any potential Acquisition Proposal and, in connection therewith, Oromin will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information or establish and consent to access to any of OJVG’s confidential information, or any data room, virtual or otherwise) and shall as soon as possible request the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed. Oromin agrees not to, and shall cause Sabodala not to vote in favour of a resolution authorizing OJVG to, release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and Oromin undertakes , to enforce, or cause its subsidiaries to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries or OJVG have entered into prior to the date hereof or enter into after the date hereof, provided that Teranga acknowledges that Oromin has been operating a joint dataroom with Bendon in respect of OJVG and further acknowledges that Bendon and Badr may be continuing to solicit Acquisition Proposals for OJVG.

(c)

Subject to any confidentiality obligations that are existing on the date hereof that may prevent Sabodala from doing so, from and after the date of this Agreement, Oromin shall immediately provide notice to Teranga in the event it or OJVG (to the extent Oromin is aware of such Acquisition Proposal) receives an Acquisition Proposal, or any proposal, inquiry or offer that could reasonably be expected to lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Oromin or any of its subsidiaries or OJVG (to the extent Oromin is aware of such request) in connection with such an Acquisition Proposal or for access to the properties, books or records of Oromin, any subsidiary of Oromin or OJVG (to the extent Oromin is aware of such request) by any person that informs Oromin, any member of the Oromin Board or subsidiary board or OJVG (to the extent Oromin is aware of such request) that it is considering making, or has made, an Acquisition Proposal. Such notice to Teranga shall be made, from time to time, first immediately orally and then promptly (and in any event within 24 hours) in writing and shall indicate, in each case to the extent Oromin has such information, the identity of the person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, inquiry or contact known to Oromin, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. Oromin shall keep Teranga promptly and fully informed of the status, including any change to the material terms, of any such Acquisition Proposal, offer, inquiry or request and will respond promptly to all inquiries by Teranga with respect thereto.

(d)

If the Oromin Board or board of OJVG receives a request for material non- public information from a Person who proposes to Oromin or OJVG an unsolicited bona fide written Acquisition Proposal and the Oromin Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then, and only in such case, Oromin may, and may permit Sabodala to consent to OJVG providing such Person with access to information regarding Oromin and its subsidiaries or OJVG, as the case may be, subject to the execution of a confidentiality agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Oromin or OJVG than the Confidentiality Agreement and which shall contain customary standstill and non-solicitation provisions; provided that Oromin sends a copy of any such confidentiality and standstill agreement to Teranga promptly upon its execution and Teranga is promptly provided with a list of, and, at the request of Teranga, copies of, the information provided to such person and immediately provided with access to similar information to which such person was provided.

(e)

Oromin agrees that it and its subsidiaries will not, and Oromin shall cause Sabodala to vote against any resolution, decision or action to, accept, approve or enter into any agreement (“Proposed Agreement”), other than a confidentiality agreement as contemplated by Subsection Section 2.2(d), with any person providing for or to facilitate any Acquisition Proposal unless:

(i)	the Oromin Board determines that the Acquisition Proposal constitutes a Superior Proposal;

(ii)	Teranga has not taken up any Oromin Shares under the Offer;

(iii)	Oromin has complied with Section 2.2(a) through Section 2.2(d) inclusive in all material respects;

(iv)

Oromin has provided Teranga with a notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the Oromin Board regarding the value or range of values in financial terms that the Oromin Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal, such documents to be so provided to Teranga not less than five Business Days prior to the proposed acceptance, approval, recommendation or execution of the Proposed Agreement by Oromin;

(v)

Five Business Days shall have elapsed from the date Teranga received the notice and documentation referred to in Section 2.2(e)(iv) from Oromin and, if Teranga has proposed to amend the terms of the Varied Offer and/or this Agreement in accordance with Section 2.2(f), the Oromin Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal, as applicable, is a Superior Proposal compared to the proposed amendment to the terms of the Varied Offer by Teranga;

(vi)	Oromin concurrently terminates this Agreement pursuant to Section 8.1(e); and

(vii)	Oromin has previously, or concurrently will have, paid to Teranga the fees payable in Section 4.1(3);

and Oromin further agrees that it will not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Teranga the approval or recommendation of the Varied Offer, nor accept, approve or recommend, and shall cause Sabodala to vote against any resolution, decision or action to accept or approve, any Acquisition Proposal unless the requirements of this Section Section 2.2(e)(i) through Section 2.2(e)(vii) have been satisfied.

(f)

Oromin acknowledges and agrees that, during the five Business Day periods referred to in Section 2.2(e)(v) or such longer period as Oromin may approve for such purpose, Teranga shall have the opportunity, but not the obligation, to propose to amend the terms of the Varied Offer and Oromin shall co- operate with Teranga with respect thereto, including negotiating in good faith with Teranga to enable Teranga to make such adjustments to the terms and conditions of the Varied Offer as Oromin deems appropriate and as would enable Oromin to proceed with the transactions contemplated by this Agreement and the Varied Offer and any related transactions on such adjusted terms. The Oromin Board will review any proposal by Teranga to amend the terms of the Varied Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether Teranga’s proposal to amend the Varied Offer would result in the Acquisition Proposal, as applicable, not being a Superior Proposal compared to the proposed amendment to the terms of the Varied Offer.

(g)	The Oromin Board shall promptly reaffirm its recommendation of the Varied

Offer by press release after: (x) any Acquisition Proposal which the Oromin Board determines not to be a Superior Proposal is publicly announced or made; or (y) the Oromin Board determines that a proposed amendment to the terms of the Varied Offer would result in an Acquisition Proposal, which has been publicly announced or made, not being a Superior Proposal, and Teranga has so amended the terms of the Varied Offer. Wherever practical, Teranga and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Oromin, acting reasonably.

(h)

Nothing in this Agreement shall prevent the Oromin Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal, or from withdrawing, modifying or changing its recommendation as a result of Teranga having suffered a Teranga Material Adverse Effect. Further, nothing in this Agreement shall prevent the Oromin Board from making any disclosure to the securityholders of Oromin if the Oromin Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Oromin Board or such disclosure is otherwise required under applicable Law, provided, however, that, notwithstanding that the Oromin Board shall be permitted to make such disclosure, the Oromin Board shall not be permitted to make an Oromin Change in Recommendation, other than as permitted by Section 2.2(e) or the first sentence of this paragraph. Wherever practical, Teranga and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by Oromin, acting reasonably.

(i)	Oromin acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 2.2.

(j)

Oromin shall ensure that its officers, directors and employees and those of its subsidiaries and any investment bankers or other advisors or representatives retained by Oromin or its subsidiaries in connection with the transactions contemplated by this Agreement are aware of the provisions of this Section, and Oromin shall be responsible for any breach of this Section 2.2 by such persons.

Section 2.3	Access to Information

Subject to the Confidentiality Agreement, and subject to applicable competition and anti-trust laws, Oromin shall (and shall cause each of its subsidiaries to) afford Teranga's and its bankers’ officers, employees, counsel, accountants and other authorized representatives and advisors (“Representatives”) reasonable access during normal business hours from the date hereof and until the expiration of this Agreement, to its properties, books, contracts and records (as well as to its management personnel to permit the planning and implementation of the integration of Teranga and Oromin and its subsidiaries), and, during such period, Oromin shall (and shall cause each of its subsidiaries to) furnish promptly to Teranga all information concerning their respective businesses, properties and personnel as Teranga may reasonably request. Nothing in the foregoing or any other provision of this Agreement shall require Oromin to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with a third party or to provide Teranga with access to any property where a Party is contractually or legally prohibited from doing so.

Section 2.4	Other Restructuring Assistance

Oromin shall use, and shall cause its subsidiaries, as the case may be, to take, or refrain from taking, such action as may be reasonably requested by Teranga, including without limitation to meet regulatory or tax planning or lender or internal reorganization or planning requirements, provided that any such planning or reorganization transaction shall not be adverse to Oromin or to Oromin Shareholders and further provided that Teranga shall pay all reasonable costs, expenses and liabilities, including any liability for taxes of Oromin or Oromin Shareholders that may arise, relating to such planning or reorganization transaction. If the Varied Offer is not completed, Teranga shall reimburse Oromin for any loss or damage, including for taxes, incurred directly or indirectly as a result of the planning or reorganization transaction and shall bear any reasonable cost associated with the return of the corporate structure, capital structure, business operations and assets to their state before the restructuring.

ARTICLE 3
TERANGA’S COVENANTS

Section 3.1	Teranga’s Covenants

Teranga covenants and agrees that, unless Oromin shall otherwise agree in writing, not to be unreasonably withheld, or as otherwise expressly contemplated by this Agreement:

(a)	Teranga shall not directly or indirectly do or permit to occur any of the following (provided that the following shall not limit the ability of Teranga to comply with any existing obligations):

(i)	amend or propose to amend its articles;

(ii)	split, combine or reclassify any outstanding Teranga Shares; or

(iii)	redeem, purchase or offer to purchase any Teranga Shares; and

(b)	Teranga shall:

(i)

not take any action, or permit any of its subsidiaries to take any action, that would render, or that would reasonably be expected to render, any representation or warranty made by it in this Agreement untrue at any time prior to the Expiry Date if then made;

(ii)

promptly notify Oromin orally and in writing of any Teranga Material Adverse Effect in the course of its or any of its subsidiaries' businesses or in the operation of its or any of its subsidiaries' properties (in each case on a consolidated basis), and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and

(iii)

prior to the mailing of the Varied Offer, Teranga will give Oromin a reasonable opportunity to review and comment on it, but, subject to the terms hereof, Oromin recognizes that whether or not its comments are appropriate will be determined by Teranga, acting reasonably.

(c)	Teranga shall use its commercially reasonable efforts to obtain an amendment extending the lock-up agreement entered into between Teranga and IAMGOLD Corporation in respect of the Offer.

ARTICLE 4
FEES AND OTHER ARRANGEMENTS

Section 4.1	Break Fees and Expense Reimbursement

(1)

If, at any time after the execution of this Agreement and prior to the Expiry Date, this Agreement shall have been terminated pursuant to Section 8.1(b) then Teranga shall pay to Oromin, subject to the next following sentence, within one Business Day after the occurrence of the termination of this Agreement in such circumstances, the amount of $500,000 (the “Expense Reimbursement Fee“) in immediately available funds to an account designated by Oromin. Notwithstanding the foregoing, the Expense Reimbursement Fee shall not be payable by Teranga to Oromin if at or prior to the date of termination of this Agreement: (i) there shall have occurred an event that resulted in a Oromin Material Adverse Effect; or (ii) Oromin shall have failed to fulfill any of its material obligations under this Agreement or any of its representations and warranties under this Agreement shall be untrue in any material respect. In addition, in the event that the Expense Reimbursement Fee is paid by Teranga to Oromin in accordance with the foregoing provisions of this Section 4.1(1) in a circumstance where prior to the termination of this Agreement pursuant to Section 8.1(b) an Alternative Proposal has been publicly announced and at any time within a period of 6 months following such termination of this Agreement Oromin enters into any agreement for an Acquisition Proposal or consummates a transaction that constitutes an Acquisition Proposal, Oromin will, prior to the earlier of consummation of a transaction that constitutes an Acquisition Proposal, or execution of a definitive agreement with respect thereto, repay to Teranga, in immediately available funds to an account designated by Teranga, the Expense Reimbursement Fee. The obligation of Teranga to pay the Expense Reimbursement Fee, and the obligation of Oromin to repay the Expense Reimbursement Fee in the circumstances described above, shall survive the termination of this Agreement.

(2)

If, at any time after the execution of this Agreement and prior to the Expiry Date, this Agreement shall have been terminated pursuant to Section 8.1(c) then Teranga shall, within one Business Day after the occurrence of such event, pay to Oromin the amount of $1,500,000 in immediately available funds to an account designated by Oromin. The obligation of Teranga to pay the break fee contemplated in this Section 4.1(2) shall survive the termination of this Agreement.

(3)

If, at any time after the execution of this Agreement and prior to the Expiry Date, this Agreement shall have been terminated pursuant to Section 8.1(d), Section 8.1(e) or 8.1(f), then Oromin shall pay to Teranga the amount of $1,500,000 in immediately available funds to an account designated by Teranga. Such amount shall be paid (i) in the event of a termination pursuant to Section 8.1(d) and (f), within one Business Day after the occurrence of such event; and (ii) in the event of a termination pursuant to Section 8.1(e), prior to Oromin entering into the binding definitive written agreement, understanding, or arrangement with respect to a Superior Proposal. The obligation of Oromin to pay the break fee contemplated in this Section 4.1(3) shall survive the termination of this Agreement.

(4)

The Parties acknowledge that the amounts set out in Section 4.1(2) and Section 4.1(3) represent liquidated damages which are a genuine pre-estimate of the damages which a Party will suffer or incur as a result of an event giving rise to such damages and resultant termination of this Agreement, and is not a penalty.

(5)	For greater certainty, Oromin shall not be obligated to make more than one payment under Section 4.1(3) if one or more events of the events specified in Section 4.1(3) occurs.

(6)	For greater certainty, Teranga shall not be obligated to make more than one payment under Section 4.1(1) and 4.1(2) if one or more events of the events specified therein occurs.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF OROMIN

Section 5.1	Representations and Warranties

Oromin hereby represents and warrants to and in favour of Teranga as set forth in Schedule “B” and acknowledges that Teranga is relying upon these representations and warranties in connection with entering into this Agreement and varying the Offer.

Section 5.2	Investigation

Any investigation by Teranga and its advisors shall not mitigate, diminish or affect the representations and warranties of Oromin provided pursuant to this Agreement.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF TERANGA

Section 6.1	Representations and Warranties

Teranga hereby represents and warrants to and in favour of Oromin as set forth in Schedule “C” and acknowledges that Oromin is relying upon these representations and warranties in connection with entering into this Agreement.

Section 6.2	Investigation

Any investigation by Oromin and its advisors shall not mitigate, diminish or affect the representations and warranties of Teranga provided pursuant to this Agreement.

ARTICLE 7
MUTUAL COVENANTS

Section 7.1	Consultation

Oromin agrees to consult with Teranga in issuing any press releases or otherwise making public statements with respect to the Varied Offer, the Current Bendon Litigation, any other litigation commenced by Bendon and in making any filings with any domestic or foreign federal, provincial or state governmental or regulatory agency or with any stock exchange, and shall use its reasonable efforts to enable Teranga to review and consent to all such press releases prior to release thereof, provided that Oromin shall make the final determination in respect of any press releases or public statements made by it.

Section 7.2	Further Assurances

Subject to the terms and conditions herein, Teranga and Oromin agree to use their respective reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate the transactions contemplated by this Agreement and the Varied Offer. In addition, Oromin and Teranga will, and will cause each of their respective subsidiaries to, use their reasonable efforts to fulfil all conditions and satisfy all provisions of this Agreement and the Varied Offer. Nothing in this Section 7.2 shall require Oromin to support Teranga in relation to the Current Bendon Litigation to an extent greater than stated in Section 1.5 nor shall Oromin be required to support Teranga in respect of any action, suit or other proceeding involving Bendon other than the Current Bendon Litigation.

Section 7.3	Notices of Certain Events

Each Party will give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement pursuant to its terms and the Expiry Date of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Expiry Date; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Expiry Date,

provided, however, that the delivery of any notice pursuant to this Section 7.3 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

Section 7.4	Insurance and Indemnification and Arrangements.

(a)

Prior to the Expiry Date, Teranga shall purchase customary ‘‘tail’’ policies of directors’ and officers’ liability insurance for each of the directors and officers of Oromin providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Oromin which is in effect immediately prior to the Expiry Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Expiry Time and Teranga will, or will cause Oromin to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Expiry Date; provided, that Oromin shall not be required to pay any amounts in respect of such coverage prior to the Expiry Date.

(b)

Teranga agrees that it shall honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Oromin and Sabodala to the extent such rights to indemnification or exculpation have been disclosed in writing by Oromin to Teranga prior to the date hereof and acknowledges that such rights shall survive the completion of the Varied Offer and shall continue in full force and effect for a period of not less than six years from the Expiry Date. Teranga and Oromin shall ensure that, should the Varied Offer be completed, the constating documents of Oromin and any corporation continuing following any amalgamation, merger, plan of arrangement, consolidation or winding up of Oromin or a successor thereto with or into one or more other persons (a “Continuing Corporation”) shall, subject to applicable Law, contain provisions with respect to indemnification that are no less favourable than those provisions set forth in Oromin’s constating documents, which provisions shall not, except to the extent required by applicable Law, be amended, repealed or otherwise modified for a period of six years from the Expiry Date in a manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Expiry Date, were directors or officers of Oromin.

(c)

The provisions of this Section 7.4 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Teranga hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 7.4 shall survive the termination of this Agreement as a result of the occurrence of the Expiry Time for a period of six years.

(d)

Teranga and Oromin agree that in the event that the Varied Offer is completed, they will or will cause any Oromin or any successor thereto to agree, honour and comply with the terms of the existing employment, severance, change of control and indemnification agreements or arrangements (including employee benefits) of Oromin provided that such agreements have been disclosed in writing by Oromin to Teranga prior to the date hereof.

ARTICLE 8
TERMINATION

Section 8.1	Termination and Survival

This Agreement may be terminated at any time prior to the Expiry Date:

(a)	by mutual written consent of Teranga and Oromin;

(b)

by either Teranga or Oromin after the Outside Date if Teranga has not acquired Oromin Shares pursuant to the Varied Offer except that the right to terminate this Support Agreement under this Section 8.1(b) shall not be available to a Party if it has failed to fulfill any of their obligations or if it has breached of any of its representations and warranties under this Agreement and such failure or breach has been the cause of, or resulted in, the failure of Teranga to acquire Oromin Shares by the Outside Date;

(c)

by Oromin if: (i) Teranga has failed to perform any material covenant required to be performed by it pursuant to this Agreement, provided such failure to perform a material covenant is not cured within 10 Business Days of written notice to Teranga thereof: (ii) any representation or warranty made by Teranga herein is untrue in any material respect is untrue in any material respect and such untrue representation is not curable or, if curable, is not cured on the earlier of such date which is 10 Business Days of written notice to Teranga thereof and the Expiry Date, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, result in a Teranga Material Adverse Effect; or (iii) if there shall occur any event that would result in a Teranga Material Adverse Effect;

(d)

by Teranga if: (i) Oromin has failed to perform any material covenant required to be performed by it pursuant to this Agreement, provided such failure to perform a material covenant is not cured within 10 Business Days of written notice to Oromin thereof: (ii) any representation or warranty made by Oromin herein is untrue in any material respect and such untrue representation is not curable or, if curable, is not cured on the earlier of such date which is 10 Business Days of written notice to Oromin thereof and the Expiry Date, except for any untrue or incorrect representations or warranties which, individually or in the aggregate, would not, or would not reasonably be expected to, have an Oromin Material Adverse Effect; or (iii) if there shall occur any event that would result in a Oromin Material Adverse Effect; or

(e)

by Oromin if Oromin wishes to enter into a binding definitive written agreement, understanding, or arrangement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 2.2(d)), provided Oromin is in compliance with Section 2.2 and provided that no termination under this subsection shall be effective unless and until Oromin has paid to Teranga the fees specified in Section 4.1(3).

(f)	by Teranga if:

(i)

the Oromin Board (or a committee thereof) shall have failed to recommend or shall have withdrawn, amended, modified or qualified, in a manner adverse to Teranga its approval or recommendation of the Varied Offer (unless as a result of Teranga having suffered a Teranga Material Adverse Effect) or fails to publicly reaffirm its recommendation of the Varied Offer within five Business Days after having been requested in writing by Teranga to do so (a “Oromin Change in Recommendation”);

(ii)	the Oromin Board (or a committee thereof) shall have approved or recommended any Acquisition Proposal;

(iii)	Oromin shall have breached Section 2.2 in any respect; or

(iv)	Oromin has entered into an agreement, understanding or arrangement with respect to a Superior Proposal.

For greater certainty, the Parties agree that a payment to be received pursuant to Section 4.1(2) or Section 4.1(3), as applicable, is the sole remedy in compensation or damages of a Party with respect to the event or events giving rise to the termination of this Agreement.

Section 8.2	Withdrawal of Varied Offer

For greater certainty, without prejudice to its other rights, if this Agreement is terminated as provided in Section 8.1 above, Teranga may terminate or withdraw the Varied Offer without any further obligation of Teranga under this Agreement other than any obligations or payments pursuant to Section 1.6, 2.4 or Section 4.1.

ARTICLE 9
MISCELLANEOUS

Section 9.1	Amendment or Waiver

This Agreement may be amended, modified or superseded, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, but only by written instrument executed by Teranga and Oromin; provided, however, that either Teranga or Oromin may in its discretion waive a condition, term, covenant, representation or warranty herein which is solely for its benefit without the consent of the other. No waiver of any nature, in any one or more instances, shall be deemed or construed as a further or continued waiver of any condition or any breach of any other term, covenant, representation or warranty in this Agreement.

Section 9.2	Entire Agreement

This Agreement and the documents referred to herein (including the existing confidentiality agreement in favour of Oromin executed by Teranga) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, arrangements or understandings with respect thereto.

Section 9.3	Headings

The descriptive headings are for convenience of reference only and shall not affect the meaning or construction of any provisions of this Agreement.

Section 9.4	Notices

All notices or other communications which are required or permitted hereunder shall be communicated confidentially and in writing and shall be sufficient if delivered personally, or sent by confidential telecopier addressed as follows:

(a)	to Teranga at:

Teranga Gold Corporation
121 King Street West, Suite 2600
Toronto, Ontario M5H 3T9

	Attention:	Richard Young
	Facsimile:	(416) 594-0088

with a copy to:

Stikeman Elliott LLP
Commerce Court West
Suite 5300
Toronto, Ontario M5L 1B9

	Attention:	Mr. Donald Belovich

	Facsimile:	(416) 947-0866

(b)	to Oromin at:

Oromin Explorations Ltd.
2000 – 1055 West Hastings Street
Vancouver, British Columbia V6E 2E9

	Attention:	Chet Idziszek
	Facsimile:	(604) 331-8773

with a copy to:

Miller Thomson LLP
1000 - 840 Howe Street
Vancouver, British Columbia V6Z 2M1

	Attention:	Mr. Peter McArthur and Mr. Kevin Sorochan
	Facsimile:	(604) 643-1200

Section 9.5	Counterparts

This Agreement may be executed in any number of counterparts (including by facsimile) and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one Agreement.

Section 9.6	Expenses

Subject to Section 4.1, each party will pay its own expenses in connection with the execution and negotiation of this Agreement and the consummation of the terms hereof.

Section 9.7	Assignment

This Agreement shall not be assignable by either party without the prior written consent of the other party in its sole discretion.

Section 9.8	Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be effected, impaired or invalidated, and the parties shall in such event negotiate in good faith to modify the Agreement to preserve each party's anticipated benefits under the Agreement.

Section 9.9	Choice of Law

This Agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

Section 9.10	Survival of Representations and Warranties.

The representations and warranties made by Oromin and by Teranga herein shall survive until the Expiry Date, and shall then terminate.

Section 9.11	Specific Performance and other Equitable Rights.

Each of the parties recognizes and acknowledges that a breach by any party of any covenants or other commitments contained in this Agreement will cause the other party to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each of the parties agrees that, in the event of any such breach, the aggrieved party shall be entitled to the remedy of specific performance of such covenants or other commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

Section 9.12	Currency.

All sums of money referred to in this Agreement shall mean Canadian funds.

IN WITNESS WHEREOF the Parties hereto have executed this Agreement.

TERANGA GOLD CORPORATION

By:	“Richard Young”
Richard Young
Chief Executive Officer

OROMIN EXPLORATIONS LTD.

By:	“Chet Idziszek”
Chet Idziszek
President and Chief Executive Officer

SCHEDULE “A”

DEFINED TERMS

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry from any person or group of persons (other than Teranga or any of its affiliates), whether or not in writing and whether or not delivered to Oromin Shareholders and/or Oromin, after the date hereof relating to: (i) any acquisition or purchase, direct or indirect, of: (a) any material assets, business or property of Oromin and/or one or more of its subsidiaries; (b) any securities of Oromin by Oromin and/or one or more of its subsidiaries; (c) any material assets, business or material property of OJVG and / or one or more of its subsidiaries; or (d) any sale of securities of OJVG and / or one or more of its subsidiaries (ii) any take-over bid, tender offer or exchange offer for securities of Oromin or OJVG; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Oromin, OJVG or any of their respective subsidiaries or any combination of the foregoing;

“Authorizations” means any authorization, order, permit, approval, grant, license, registration, consent, right, notification, condition, franchise, privilege, certificate, judgement, writ, injunction, award, determination, direction, decisions, decree, bylaw, rule, or regulation, whether or not having the force of Law;

“Change of Operator” means any action taken by Bendon pursuant to, and in strict compliance with, the OJVG Shareholders Agreement, relating to the removal of Sabodala as operator of the OJVG Gold Project;

“Confidentiality Agreement” means the confidentiality agreement between Teranga and Oromin dated July 18, 2013;

“Current Bendon Litigation” means the litigation commenced by Bendon pursuant to the statement of claim of Bendon filed with the Ontario Superior Court of Justice on June 13, 2013 naming Oromin, Sabodala and Teranga as defendants, as it existed on June 13, 2013, and, for greater certainty, excluding how such statement of claim may have been, or may be, amended.

“Lands” means all interests in real and immoveable property interests, including licenses, leases, rights of way, surface rights, easements, permits permitting the use of land or other real property interests (but excluding the Concessions and the OJVG Concessions) which Oromin or its subsidiaries own or have an interest in or has an option or other right to acquire, whether directly or indirectly, all as indicated in Schedule E;

“Offer Circular” means the Offer to Purchase and accompanying circular, dated June 19, 2013, as may be amended;

“OJVG Concessions” means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which OJVG owns or has a right or option to acquire or use, whether directly or indirectly, all as indicated in the list set out in Schedule E;

“OJVG Lands” means all interests in real and immoveable property interests, including licenses, leases, rights of way, surface rights, easements, permits permitting the use of land or other real property interests (but excluding the OJVG Concessions) which OJVG owns or has an interest in or has an option or other right to acquire, whether directly or indirectly, all as indicated in Schedule E;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“Oromin Board” means the board of directors of Oromin;

“Oromin Financial Statements” means the audited financial statements of Oromin as at and for the years ended February 29, 2013 and February 29, 2012 (including the notes thereto, and auditors’ report thereon), and the interim condensed consolidated financial statements of Oromin for the three months ended May 31, 2013 and 2012;

“Oromin Material Adverse Effect” means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the (a) assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Oromin and its subsidiaries, taken as a whole; or (b) the continued ownership, development and operation of the OJVG Golouma Gold Project, in each case, excluding any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of the Varied Offer, this Agreement or the transactions contemplated therein or herein, as the case may be, or the performance of any obligation hereunder; (ii) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (iii) changes affecting the global gold mining industry generally; (iv) any change in the market price of gold; (v) any decrease in the market price or any decline in the trading volume of Oromin Shares on the TSX (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Oromin Material Adverse Effect has occurred); (vi) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (vii) any change in applicable Laws or in the interpretation thereof by any Governmental Entity; (viii) any change in IFRS; (ix) any natural disaster; (x) any actions taken (or omitted to be taken) at the request of Teranga; (xi) the Change of Operator; (xii) any failure to obtain a waiver from the Government of Senegal with respect to the right of

Senegalese Nationals to acquire up to a 25% interest in the OJVG Golouma Gold Project; (xiii) the Current Bendon Litigation; provided however, that with respect to clauses (ii) to (x) that it does not have a materially disproportionate effect on Oromin and its subsidiaries relative to comparable exploration and/or mining companies;

“Oromin Option” means options to acquire Oromin Shares issued and outstanding under the Incentive Plan;

“Outside Date” means September 15, 2013;

“Parties” means Teranga and Oromin, and “Party” means any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, restriction, registration, flagging or other Authorization of, from, or required by any Governmental Entity;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Replacement Teranga Options” means options to acquire that number of Teranga Shares (rounded down to the nearest whole number) as are equal to the product of (i) the number of Oromin Shares subject to the Oromin Option immediately before the Expiry Date, and (ii) the Exchange Ratio, at an exercise price per Teranga Share equal to: (i) the exercise price per Oromin Share subject to such Oromin Option immediately before the Expiry Date divided by (ii) the Exchange Ratio, provided that the exercise price payable on any particular exercise of a replacement option shall be rounded up to the nearest whole cent. Such replacement options will otherwise be on the same terms and conditions, including as to the term of expiry, as were applicable to such Oromin Option immediately before the Expiry Time under the Incentive Plan and the agreement evidencing the grant, provided that no such replacement option will expire as a result of the holder thereof ceasing to be employed, engaged as a consultant, officer or director or otherwise in a service relationship with Oromin, a subsidiary of Oromin or any successor thereof or as a result of termination of such relationship by Oromin and further provided, however, that each such replacement option held by a director, officer or consultant of Oromin who ceases to be a director, officer or consultant, as applicable, of Oromin shall be deemed to have been amended to provide that such option shall expire not later than the earlier of: (i) the original expiry date of such option; and (ii) the date that is 18 months following the Expiry Time;

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto required to be filed or prepared in connection with any Taxes under applicable Laws;

“Sabodala” means Sabodala Holding Limited;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means the Securities Act and the U.S. Securities Act, together with all other applicable state, federal, provincial and territorial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned or over which voting control or direction is exercised, directly or indirectly, by such person or a subsidiary and shall include any body corporate, partnership, trust, joint venture or other entity over which such person exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal made by an arms-length third party to OJVG, Oromin or Oromin Shareholders in writing after the date hereof: (i) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the Oromin Board, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (iii) which is not subject to a due diligence and/or access condition; (iv) that did not result from a breach of Section 2.2 by Oromin or its representatives; (v) in respect of which the Oromin Board determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal for Oromin to Oromin Shareholders or to proceed with such Acquisition Proposal would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Oromin Shareholders (other than Teranga) from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by Teranga pursuant to Subsection Section 2.2(f));

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended from time to time;

“Taxes” means any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers’ compensation, Canada, British Columbia and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Oromin or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not;

“Teranga Material Adverse Effect” means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the (a) assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Teranga and its subsidiaries, taken as a whole; or (b) the continued ownership, development and operation of the Sabodala Gold Project, in each case, except any change, effect, event or occurrence resulting from or relating to: (i) the announcement of the execution of the Varied Offer, this Agreement or the transactions contemplated therein or herein, as the case may be, the performance of any obligation hereunder or communication by Teranga of its plans or intentions with respect to Oromin, its subsidiaries and the OJVG, or the consummation of the transactions contemplated herein and in the Offer; (ii) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (iii) changes affecting the global gold mining industry generally; (iv) any change in the market price of gold; (v) any decrease in the market price or any decline in the trading volume of Teranga Shares on the TSX or ASX (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Teranga Material Adverse Effect has occurred); (vi) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (vii) any change in applicable Laws or in the interpretation thereof by any Governmental Entity; (viii) any change in IFRS; (ix) any natural disaster (x) the Current Bendon Litigation and (xi) any Change of Operator; provided however, that with respect to clauses (ii) to (ix) that it does not have a materially disproportionate effect on Teranga and its subsidiaries relative to comparable exploration and/or mining companies; and

“U.S. Securities Act” means the Securities Act of 1933, as amended from time to time, of the United States, and the rules and regulations promulgated from time to time thereunder.

SCHEDULE “B”

OROMIN REPRESENTATION AND WARRANTIES

(1)

After giving effect to all subsequent filings in relation to matters covered in earlier filings, the public filings made by Oromin under the provisions of applicable Canadian securities laws do not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(2)

There is no requirement to obtain any consent, approval or waiver of any governmental or regulatory authority or of any party under any material lease, material contract or other material agreement to which Oromin or any of its subsidiaries is a party to any of the transactions contemplated by the Varied Offer or this Agreement.

(3)

Other than the Current Bendon Litigation and the threat of Bendon to remove Sabodala as operator of OJVG, there are no actions, suits, proceedings or inquiries pending or, to the knowledge of Oromin, threatened against or affecting Oromin or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency, domestic or foreign, which may be reasonably expected to have an Oromin Material Adverse Effect.

SCHEDULE “C”

TERANGA REPRESENTATIONS AND WARRANTIES

(1)

After giving effect to all subsequent filings in relation to matters covered in earlier filings, the public filings made by Teranga under the provisions of applicable Canadian Securities Laws do not contain any misstatement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(2)

Except as set out in the Offer Circular, there is no requirement to obtain any consent, approval or waiver of any governmental or regulatory authority or of any party under any material lease, material contract or other material agreement to which Teranga is a party to any of the transactions contemplated by the Varied Offer or this Agreement and other than have already been obtained.

(3)

Except as set out in the Offer Circular and other than the Current Bendon Litigation, there are no actions, suits, proceedings or inquiries pending or, to the knowledge of Teranga, threatened against or affecting Teranga or any of its subsidiaries at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency, domestic or foreign, which may be reasonably expected to have a Teranga Material Adverse Effect, other than those that have been publicly disclosed.

SCHEDULE “D”

CONDITIONS TO THE VARIED OFFER

Subject to Sections 1.3(g) and (h) of the Support Agreement for so long as it is in full force and effect, but subject to applicable Laws, Teranga has the right to vary or change the Varied Offer and the right to withdraw the Varied Offer and not take up and pay for any Deposited Oromin Shares, and will have the right to extend the period of time during which the Varied Offer is open for acceptance and postpone taking up and paying for any Deposited Oromin Shares, unless all of the following conditions are satisfied or, where permitted, waived by Teranga (in its sole discretion) at or prior to the Expiry Time:

(a)	there shall have been validly deposited under the Varied Offer and not withdrawn, at or prior to the Expiry Time, such number of Oromin Shares which are necessary to constitute:

(i)	at least 66 2/3% of the outstanding Oromin Shares (on a fully diluted basis), including Oromin Shares held by Teranga and its affiliates; and

(ii)	a “majority of the minority” in the context of a Subsequent Acquisition Transaction to be voted upon under MI 61-101

(collectively, the “Minimum Tender Condition”);

(b)

Teranga shall have determined, in its reasonable good faith judgment, that the Shareholder Rights Plan (and any other Shareholder rights plan adopted by Oromin) does not and will not adversely affect the Varied Offer or Teranga or its affiliates (as applicable) either before, on or after consummation of the Varied Offer or the purchase of Oromin Shares under the Varied Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(c)

Teranga shall have determined in its reasonable good faith judgment that none of Oromin or any of its entities, nor any third party, other than Bendon in respect of the Current Bendon Litigation and any Change of Operator, shall have taken any action or failed to take any action, or shall have disclosed a previously undisclosed action, or authorized, recommended, proposed or announced the intention to take any action or event, having or which would have the effect of preventing or materially delaying the ability of Teranga to acquire Oromin Shares or materially affecting Oromin’s indirect interest in the OJVG Golouma Gold Project, in each case unless the same is acceptable to Teranga in its reasonable good faith judgment, including, without limitation:

(i)

any issuance of securities (other than in connection with exercise of vested Convertible Securities outstanding on the date hereof or, if applicable, the issuance of 195,000 additional Oromin Shares to Sprott Resource Lending Partnership in connection with its credit agreement with Oromin) or options or other rights to purchase securities by Oromin or any of its entities, conditional or otherwise;

(ii)

acquiring or otherwise causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of, outstanding Oromin Shares or other securities of Oromin or any of its entities;

(iii)	declaring, paying, authorizing or making any payment, distribution or dividend on any of Oromin's securities;

(iv)	altering or proposing to alter any material term of any outstanding security;

(v)

issuing or selling, or authorizing or proposing the issuance or sale of, any debt securities or otherwise incurring, authorizing, committing to incur or proposing the incurrence of any debt or the making of any loans or advances or guaranteeing or becoming otherwise responsible for any liabilities or obligations of any other person;

(vi)	any purchase, licence, lease or other acquisition of an interest in assets or securities that, individually or in the aggregate, is material to Oromin and its entities on a consolidated basis;

(vii)

other than the right of Senegalese Nationals to acquire up to a 25% interest in the OJVG Golouma Gold Project, any action or event with respect to, or any agreement, proposal, offer or understanding relating to, any sale, disposition, licence, lease, pledge, earn-in, joint venture, spin- out or other dealing with any of the assets of Oromin or any of its entities, including, without limitation, granting an interest to any person in OJVG, Société des Mines de Golouma S.A. or the OJVG Golouma Gold Project, other than any such sale, disposition, licence, lease, pledge, earn-in, joint venture, spin-out or other dealing between Oromin, any entity which is a wholly-owned subsidiary of Oromin, OJVG and Société des Mines de Golouma S.A. as of the date of the Varied Offer or that, individually or in the aggregate, is not material to Oromin and its entities on a consolidated basis;

(viii)

any action or event related to any take-over bid (other than the Varied Offer) or tender offer (including without limitation, an issuer bid or self- tender offer) or exchange offer, merger, amalgamation, statutory arrangement, recapitalization, reorganization, consolidation, business combination, share exchange, liquidation, dissolution, winding up or similar transaction that are agreed to or supported by the Oromin Board;

(ix)

making or committing to make, or otherwise incurring any obligation in respect of, any material capital expenditure that, individually or in the aggregate, is material to Oromin and its entities on a consolidated basis, other than such commitments or obligations in respect of which Oromin has entered into legally binding agreements prior to the date of the Offer;

(x)

other than entering into amendments to existing retention agreements, such amendments to provide for the payment of an additional approximate aggregate amount of $125,000 in respect of retention payments to support and administrative staff and outstanding as of the date hereofand the Replacement Teranga Options, entering into, adopting, amending, varying, modifying or taking any other action with respect to any bonus, profit sharing, option, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any officer, director or employee of Oromin or its entities, or similar rights or other benefits;

(xi)

waiving, releasing, relinquishing, impairing, exercising, granting, transferring or amending any rights of material value under any material contract, license, lease, permit, authorization, concession, agreement, instrument or other document, other than in the ordinary course of business consistent with past practice and only if so doing would not in Teranga’s reasonable good faith judgment adversely result in an Oromin Material Adverse Effect;

(xii)

amending, entering into or completing any joint venture agreement, other mutual co-operation agreement, shareholder agreement, distribution agreement, off-take agreement, streaming agreement or other material transaction or transactions that, individually or in the aggregate, is or are materially adverse to Oromin and its entities on a consolidated basis;

(xiii)	any change to Oromin's constating documents; or

(xiv)

any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by Oromin or any of its entities, or any agreement by Oromin or any of its entities to engage in any of the foregoing;

(d)

the OJVG Shareholders Agreement, as filed by Oromin on SEDAR on August 4, 2010, is in full force and effect and has not been amended or otherwise modified in any way, unless the same is acceptable to Teranga in its reasonable good faith judgment;

(e)

all Governmental Entity or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions (including, without limitation, those of any stock exchange or other Securities Regulatory Authorities) that are necessary to:

(i)	complete the Varied Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(ii)	issue and list on the TSX the Teranga Shares issuable pursuant to the Varied Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; and

(iii)	prevent or avoid the occurrence of an Oromin Material Adverse Effect as a result of the completion of the Varied Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

shall have been obtained or concluded on terms and conditions satisfactory to Teranga in its reasonable good faith judgment and all regulatory notice and waiting or suspensory periods in respect of the foregoing shall have expired or been terminated the failure of which would reasonably be expected to have an Oromin Material Adverse Effect;

(f)

other than the Current Bendon Litigation (x) no inquiry, act, action, suit, investigation, litigation, objection, opposition or other proceeding (whether formal or informal, or in the case of any new Bendon Litigation, that, as determined by Teranga in its reasonable good faith judgment, has a reasonable prospect of ultimate success and that is not frivolous or vexatious), shall have been commenced, announced, threatened or taken before or by, and no judgment, order or award shall have been issued by, any Governmental Entity, mediator, arbitrator or other person (whether or not having the force of Law), and (y) no Law will have been proposed, enacted, promulgated, amended or applied (including with respect to the interpretation or administration thereof), in each case unless the same is acceptable to Teranga in its reasonable good faith judgment:

(i)

to cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the purchase by or the sale to Teranga of the Oromin Shares, or the right of Teranga to own or exercise full rights of ownership of the Oromin Shares, or the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(ii)	which has had or would have an Oromin Material Adverse Effect;

(iii)

which may challenge, prevent or prohibit Teranga or its entities to proceed with, make or maintain the Varied Offer to take up and pay for the Oromin Shares under the Offer, or to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(iv)

seeking to obtain from Teranga, Oromin or its entities any material damages, directly or indirectly, in connection with the Varied Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction;

(v)

seeking to prohibit or limit the ownership or operation by Teranga of any portion of the business or assets of Oromin, OJVG, or Société des Mines de Golouma S.A, including the interest in the OJVG Golouma Gold Project, or to compel Teranga, Oromin or any of their entities to dispose of or hold separate any portion of the business or assets of Oromin, OJVG, or Société des Mines de Golouma S.A., as a result of the Varied Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction);

(vi)	which may represent a materially adverse change in the mining or tax Laws (or the administration thereof) in Senegal; or

(vii)

seeking a right of first refusal, right of first offer or similar right by Bendon or Badr, or a prohibition, on or in respect of, the transfer of Oromin's indirect interest in the OJVG and/or the OJVG Golouma Gold Project, and/or prohibition on the transfer of the Oromin Shares.

(g)

Teranga shall have determined in its reasonable good faith judgment that (i) neither Oromin nor any of its entities shall have taken or proposed to take any action, or disclosed any previously undisclosed action or intention to take any action, and no other person shall have taken or proposed to take any action, that would result in an Oromin Material Adverse Effect, and (ii) there shall not exist and shall not have occurred any condition, event, circumstance, change, effect, development, occurrence or state of facts that was not publicly disclosed as at the date of the Offer or otherwise disclosed by Oromin to Teranga as of the date of this Agreement that would constitute or that would result in an Oromin Material Adverse Effect, in each case unless the same is acceptable to Teranga in its reasonable good faith judgment;

(h)

Teranga shall have determined in its reasonable good faith judgment that (i) no right, franchise, concession, permit, lease or licence of Oromin, OJVG, Société des Mines de Golouma S.A. or any of their respective entities has been or would be impaired or otherwise adversely affected, or threatened to be impaired or adversely affected, whether as a result of the making of the Varied Offer, the taking up and paying for Deposited Oromin Shares, the completion of any Compulsory Acquisition or any Subsequent Acquisition Transaction or otherwise and (ii) no covenant, term or condition exists in any contract, agreement, indenture or other instrument that was not publicly disclosed as at the date of the Varied Offer and to which Oromin, OJVG, Société des Mines de Golouma S.A. or any of their respective entities is a party or to which they or any of their properties or assets are subject, which in the case of either (i) or (ii) would make it inadvisable for Teranga to proceed with the Offer or with taking up and paying for the Deposited Oromin Shares or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction, in each case unless the same is acceptable to Teranga in its reasonable good faith judgment; and

(i)

Teranga shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Oromin with any securities regulatory authority in Canada or elsewhere that would in the aggregate have an Oromin Material Adverse Effect, in each case unless the same is acceptable to Teranga in its reasonable good faith judgment;

The foregoing conditions are for the sole benefit of Teranga and may be asserted by Teranga during the pendency of the Varied Offer in its sole discretion at any time. Subject to Sections 1.3(g) and (h) of the Support Agreement for so long as it is in full force and effect, Teranga may waive any of the foregoing conditions (other than those involving receipt of required governmental approvals, which must be satisfied) in whole or in part at any time and from time to time during the pendency of the Varied Offer in its sole discretion, without prejudice to any other rights which Teranga may have. The failure by Teranga at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time by Teranga during the pendency of the Varied Offer. Subject to Sections 1.3(g) and (h) of the Support Agreement for so long as it is in full force and effect, if Teranga waives a condition, it will extend the expiration date of the Varied Offer so that the Varied Offer will remain open for at least 10 days following the waiver. All conditions to the Varied Offer must be satisfied or waived prior to taking up, purchasing or paying for the Oromin Shares.

Any waiver of a condition or the withdrawal of the Varied Offer will be effective upon written notice or other communication confirmed in writing by Teranga to that effect to the Depositary at its principal office in Toronto, Ontario. Forthwith after giving any such notice, Teranga will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice to all Shareholders in the manner set forth below in Section 10 of the Offer to Purchase, “Notice and Delivery” and will provide a copy of such notice to the TSX. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. In the event of any waiver, all Deposited Oromin Shares not taken up or withdrawn will remain subject to the Varied Offer and may be accepted for purchase by Teranga in accordance with the terms of the Varied Offer. If the Varied Offer is withdrawn, Teranga will not be obligated to take up or pay for any Deposited Oromin Shares and the Depositary will promptly return all Deposited Oromin Shares in accordance with Section 8 of the Offer to Purchase, “Return of Deposited Oromin Shares”.

SCHEDULE “E”

Oromin Lands

Oromin is leasing office space from OMERS Realty Corporation (“OMERS”), Guiness Tower Holdings Ltd. (“Guiness”) and 2073393 Ontario Inc. pursuant to an assignment of lease agreement dated March 23, 2009 among OMERS, Guiness, 2073393 Ontario Inc., Madison Minerals Inc. (“Madison”) and Oromin. The assignment of lease was with respect to an original lease agreement dated August 21, 2007 among OMERS, Guiness, 2073393 Ontario Inc. and Madison. The lease was further extended pursuant to an agreement dated July 16, 2012.

Oromin also has leases of an office and a guesthouse in Dakar, Senegal through agreements dated November 4, 2010 with Kerim Fatime Djallabie.

OJVG Concessions, OJVG Exploration Properties and OJVG Lands

List of Exploration Properties

OJVG Gold Project (Golouma Property) OJVG Concessions and OJVG Lands

OJVG holds the entire interest in the OJVG Concessions and OJVG Lands subject to a 10% carried interest held by the Republic of Senegal through its interest in SOMIGOL.

Pursuant to the Mining Convention (as amended) between the Republic of Senegal and Oromin Joint Venture Group Ltd., the Republic of Senegal carries a 10% interest in SOMIGOL. The Republic of Senegal has a right to offer up to an additional 25% interest in SOMIGOL to Senegalese nationals.

In addition, OJVG is obligated to pay 3% royalties to the State of Senegal as required under the Senegal Mining Code.

Agreements or Documents Pursuant to Which OJVG Holds an Interest in OJVG

Concessions and OJVG Lands

1.	The mining convention dated February 17, 2005 between the Government of Senegal and Oromin Explorations Ltd.

2.	Decree no. 2010-83 by the Government of Senegal granting Oromin Joint Venture Group Ltd. a mining concession for a period of fifteen years.

3.	Rider #1 to the Mining Convention dated March 28, 2011 between the Government of Senegal and Oromin Joint Venture Group Ltd.

4.	Rider #2 to the Mining Convention dated September 23, 2011 between the Government of Senegal and Oromin Joint Venture Group Ltd.

TERANGA GOLD CORPORATION

and

OROMIN EXPLORATIONS LTD.

ARRANGEMENT AGREEMENT

AUGUST 27, 2013

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms.	2
Section 1.2	Certain Rules of Interpretation.	4
Section 1.3	Schedules	5

ARTICLE 2
THE ARRANGEMENT

ARTICLE 3
COVENANTS

Section 3.1	Regarding the Arrangement	7

ARTICLE 4
CONDITIONS

Section 4.1	Mutual Conditions Precedent	8
Section 4.2	Additional Conditions Precedent to the Obligations of Teranga	8
Section 4.3	Additional Conditions Precedent to the Obligations of the Company	9
Section 4.4	Satisfaction of Conditions	9

ARTICLE 5
TERM AND TERMINATION

Section 5.1	Term	9
Section 5.2	Termination	9
Section 5.3	Effect of Termination/Survival	10

ARTICLE 6
GENERAL PROVISIONS

Section 6.1	Amendments	10
Section 6.2	Notices	10
Section 6.3	Waiver.	11
Section 6.4	Entire Agreement	11
Section 6.5	Successors and Assigns.	11
Section 6.6	Severability.	11

( i )

Section 6.7	Further Assurances	12
Section 6.8	No Third Party Beneficiaries	12
Section 6.9	Time of Essence	12
Section 6.10	Governing Law	12
Section 6.11	Rules of Construction.	12
Section 6.12	Language	12
Section 6.13	Counterparts	12

SCHEDULES

Schedule A	PLAN OF ARRANGEMENT

Schedule B	ARRANGEMENT RESOLUTION

( ii )

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of August 27, 2013,

B E T W E E N:

OROMIN EXPLORATIONS LTD., a corporation existing under the laws of British Columbia

(the “Company”)

- and -

TERANGA GOLD CORPORATION, a corporation incorporated under the laws of Canada

(“Teranga”)

WHEREAS Teranga made a formal offer to acquire all of the issued and outstanding common shares of the Company (the “Common Shares”) by way of a take-over bid circular dated June 19, 2013, as varied, amended and supplemented by a notice of change, variation and extension dated July 26, 2013 (collectively, the “Offer”);

AND WHEREAS after taking up and paying for all Common Shares deposited to the Offer, Teranga held approximately 72.63% of the outstanding Common Shares;

AND WHEREAS Teranga and the Company entered into a support agreement dated July 22, 2013 in connection with the Offer, which provided that, among other things, Teranga would following the completion of the Offer use commercially reasonable efforts to acquire the balance of the Common Shares not deposited to the Offer;

AND WHEREAS Teranga has therefore proposed to acquire all Common Shares not validly deposited to the Offer by way of plan of arrangement involving the Company and Teranga.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Agreement” means this arrangement agreement.

“Arrangement” means an arrangement under Section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Teranga, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B.

“ASX” means the Australian Securities Exchange.

“BCBCA” means the Business Corporations Act (British Columbia).

“Board” means the board of directors of the Company.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in the City of Toronto, Canada or Vancouver, British Columbia.

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Common Shares” has the meaning ascribed thereto in the recitals.

“Company” means Oromin Explorations Ltd.

“Constating Documents” means articles of incorporation, amalgamation, or continuation, as applicable, by-laws or notice of articles and all amendments to such articles or by-laws.

“Court” means the Supreme Court of British Columbia or other court as applicable.

“Depositary” means Kingsdale Shareholder Services Inc.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Effective Date” the date agreed to by the Company and Teranga in writing as the effective date of the Arrangement after all of the conditions precedent to the completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived, and the Company and Teranga shall execute a certificate confirming the Effective Date.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Final Order” means the final order of the Court in a form acceptable to the Company and Teranga, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and Teranga, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Teranga, each acting reasonably) on appeal.

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any self-regulatory authority or any stock exchange, or (d) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

“Interim Order” means the interim order of the Court in a form acceptable to the Company and Teranga, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the Company and Teranga, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Meeting” means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

“Teranga” means Teranga Gold Corporation.

“Teranga Shares” means the common shares in the capital of Teranga.

“Parties” means the Company and Teranga and “Party” means any one of them.

“Person” includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with Section 6.1 or made at the direction of the Court in the Final Order with the prior written consent of the Company and Teranga, each acting reasonably.

“Required Approval” has the meaning specified in Section 2.2(2).

“Shareholders” means the registered or beneficial holders of the Common Shares, as the context requires.

“Subsidiary” has the meaning specified in National Instrument 45-106 - Prospectus and Registration Exemptions as in effect on the date of this Agreement.

“TSX” means the Toronto Stock Exchange.

Section 1.2	Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)

Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(3)

Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means

“the aggregate (or total or sum), without duplication, of.” Unless stated otherwise,“Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.

(4)	Capitalized Terms. All capitalized terms used in any Schedule have the meanings ascribed to them in this Agreement.

(5)

Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

(7)	Time References. References to time are to local time, Toronto, Ontario.

(8)

Subsidiaries. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company, each such provision shall be construed as a covenant by the Company to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

(9)

Consent. If any provision requires approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

Section 1.3	Schedules.

The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

ARTICLE 2
THE ARRANGEMENT

Section 2.1	Arrangement

The Company and Teranga agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2	Interim Order

As soon as reasonably practicable after the date of this Agreement, the Company shall apply in a manner reasonably acceptable to Teranga pursuant to Section 288 of the BCBCA and, in cooperation with Teranga, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(1)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(2)

that the required level of approval (the “Required Approval”) for the Arrangement Resolution shall be two-thirds of the votes cast at the Meeting in person or by proxy by Shareholders and a majority of the votes cast at the Meeting in person or by proxy by Shareholders in accordance with the minority approval requirements of MI 61- 101;

(3)	that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(4)	for the grant of the Dissent Rights to those Shareholders who are registered Shareholders;

(5)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(6)	that the Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court.

Section 2.3	The Meeting

The Company shall convene and conduct the Meeting in accordance with the Interim Order, the Company’s Constating Documents and Law as soon as reasonably practicable.

Section 2.4	The Circular

(1)

The Company shall promptly prepare and complete, in consultation with Teranga, the Circular together with any other documents required by Law in connection with the Meeting and the Arrangement, and the Company shall, promptly after obtaining the Interim Order, cause the Circular and such other documents to be filed and sent to each Shareholder and other Person as required by the Interim Order and Law.

(2)	The Company shall ensure that the Circular complies in all material respects with

Law, and provides the Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Meeting.

Section 2.5	Final Order

Subject to the terms and conditions hereof, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Part 9 of Division 5 of the BCBCA.

Section 2.6	Court Proceedings

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(1)	diligently pursue, and cooperate with Teranga in diligently pursuing, the Interim Order and the Final Order; and

(2)

oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, Teranga.

Section 2.7	Effective Date

(1)

The Company and Teranga may amend the Plan of Arrangement from time to time upon the mutual agreement of the Parties, provided that no such amendment is inconsistent with the Interim Order or the Final Order or is prejudicial to the Shareholders or other Persons to be bound by the Plan of Arrangement.

(2)	The Arrangement shall be effective at the Effective Time on the Effective Date.

(3)

The closing of the Arrangement will take place at the offices of Stikeman Elliott LLP, 5300 Commerce Court, 199 Bay Street, Toronto, Ontario, or at such other location as may be agreed upon by the Parties.

ARTICLE 3
COVENANTS

Section 3.1	Regarding the Arrangement.

Each of the Parties covenants and agrees that it shall use its best efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

(1)	carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement; and

(2)

not taking any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement

ARTICLE 4
CONDITIONS

Section 4.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Required Approval. The Required Approval has been obtained and the Arrangement Resolution has been adopted by the Shareholders at the Meeting in accordance with the Interim Order.

(2)

Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or Teranga, each acting reasonably, on appeal or otherwise.

(3)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or Teranga from consummating the Arrangement.

(4)	Dissent Rights. Dissent Rights have not been exercised with respect to more than 5% of the issued and outstanding Common Shares.

(5)

TSX and ASX Listing. The Teranga Shares issuable to Shareholders pursuant to the Arrangement and the Plan of Arrangement shall have been approved for listing on the TSX and ASX, respectively, subject only to satisfaction of customary listing conditions, and the TSX and ASX shall have consented to and approved the terms of the transactions contemplated herein and in the Plan of Arrangement, if and to the extent required.

Section 4.2	Additional Conditions Precedent to the Obligations of Teranga

Teranga is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Teranga and may only be waived, in whole or in part, by Teranga in its sole discretion:

(1)

Performance of Covenants. The Company has fulfilled or complied in all material respects with each of the covenants of the Company contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time.

(2)	No Legal Action. There is no action or proceeding pending or threatened by any Person (other than Teranga) in any jurisdiction that is reasonably likely to:

(a)

cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, Teranga’s ability to acquire, hold, or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Shares;

(b)

prohibit or restrict the Arrangement, or the ownership or operation by Teranga of the business or assets of Teranga, the Company or any of its Subsidiaries, or compel Teranga to dispose of or hold separate any material portion of the business or assets of Teranga, the Company or any of its Subsidiaries as a result of the Arrangement;

Section 4.3	Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless the following condition is satisfied on or before the Effective Time, which condition is for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)

Performance of Covenants. Teranga has fulfilled or complied in all material respects with each of the covenants of Teranga contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time.

Section 4.4	Satisfaction of Conditions

The conditions precedent set out in Section 4.1, Section 4.2 and Section 4.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 5
TERM AND TERMINATION

Section 5.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms.

Section 5.2	Termination

This Agreement may be terminated prior to the Effective Time by the mutual written agreement of the Parties.

Section 5.3	Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 5.1 or Section 5.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement.

ARTICLE 6
GENERAL PROVISIONS

Section 6.1	Amendments

This Agreement and/or the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, without limitation:

(1)	change the time for performance of any of the obligations or acts of the Parties;

(2)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(3)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(4)	modify any mutual conditions contained in this Agreement.

Section 6.2	Notices

Any notice, or other communication given regarding the matters contemplated by this Agreement (must be in writing, sent by personal delivery, courier or facsimile (but not by electronic mail) and addressed:

	(a)	to the Company at:

Oromin Explorations Ltd.
2000 – 1055 West Hastings Street
Vancouver, British Columbia V6E 2E9

Attention: David Savarie
Facsimile: (416) 594-0088

with a copy

(b)	to Teranga at:

Teranga Gold Corporation
121 King Street West, Suite 2600
Toronto, Ontario M5H 3T9

Attention: Richard Young
Facsimile: (416) 594-0088

Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, or (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile.

Section 6.3	Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 6.4	Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties.

Section 6.5	Successors and Assigns.

(1)

This Agreement becomes effective only when executed by the Company and Teranga. After that time, it will be binding upon and enure to the benefit of the Company, Teranga and their respective successors.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party.

Section 6.6	Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 6.7	Further Assurances

The Parties shall do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by the other Parties as may be reasonably necessary or desirable to effect the purposes and intents of this Agreement and carry out its provisions, whether before or after the Effective Time.

Section 6.8	No Third Party Beneficiaries

This Agreement is not intended to confer on any person other than the Parties any rights or remedies.

Section 6.9	Time of Essence

Time shall be of the essence of this Agreement.

Section 6.10	Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

Section 6.11	Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 6.12	Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 6.13	Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall together constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by telecopier or electronic mail as if such copies were originals.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

OROMIN EXPLORATIONS LTD.

By:	“David Savarie”
Authorized Signing Officer

TERANGA GOLD CORPORATION

By:	“Navin Dyal”
Authorized Signing Officer

SCHEDULE A

PLAN OF ARRANGEMENT

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(1)

The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (the “BCBCA”) involving Oromin Explorations Ltd., a corporation existing under the laws of British Columbia (the “Company”), as more particularly described and set forth in the management proxy circular (the “Circular”) of the Company accompanying the notice of this meeting, and as it may be amended, modified or supplemented in accordance with the arrangement agreement dated August 27, 2013 between the Company and Teranga Gold Corporation (as it may from time to time be amended, modified or supplemented, the “Arrangement Agreement”), is authorized, approved and adopted.

(2)

The plan of arrangement (the “Plan of Arrangement”), as it may be amended, modified or supplemented in accordance with its terms and the Arrangement Agreement, the full text of which is set out in Schedule A to the Circular, is authorized, approved and adopted.

(3)

The Arrangement Agreement and related transactions, the actions of the directors of the Company in approving the Arrangement, and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and any amendments, modifications or supplements thereto are ratified and approved.

(4)

The Company is authorized to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

(5)

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company are authorized and empowered to, without notice to or approval of the shareholders of the Company, amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby and, subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

(6)

Any officer or director of the Company is authorized and directed for and on behalf of  the Company to execute or cause to be executed and to deliver or cause to be delivered all such agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution, the matters authorized thereby, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

AMENDING AGREEMENT

THIS AGREEMENT is made as of August 29, 2013 between OROMIN EXPLORATIONS LTD., a corporation existing under the laws of British Columbia (the “Company”) and TERANGA GOLD CORPORATION, a corporation incorporated under the laws of Canada (“Teranga”).

WHEREAS the Company and Teranga are parties to an arrangement agreement, dated August 27, 2013 (the “Arrangement Agreement”) and now wish to amend the Arrangement Agreement as set forth herein.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Company and Teranga agree as follows:

1.	Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Arrangement Agreement.

2.

The words “Section 2.3(e)” in the definition of “Amalco” in Section 1.1 of the Plan of Arrangement appended to the Arrangement Agreement as Schedule A (the “Plan of Arrangement“) are deleted in their entirety and replaced with the words “Section 2.3(d)”.

3.	The definition of “Teranga Replacement Option” in Section 1.1 of the Plan of Arrangement is deleted in its entirety.

4.	Section 2.3 of the Plan of Arrangement is deleted in its entirely and replaced with the following:

2.3	Arrangement

Commencing at the Effective Time, except as noted below, the following shall occur and shall be deemed to occur in the following order, without any further act or formality:

(a)	all Common Shares held by Dissenting Shareholders shall be deemed to have been transferred (free and clear of all Liens) to the Company; and

(i)

such Dissenting Shareholders shall cease to be the holders of such Common Shares and cease to have any rights as Shareholders other than the right to be paid the fair value for such Common Shares as set out in Article 4;

(ii)

such Dissenting Shareholder shall cease to be a Shareholder, and the name of such Dissenting Shareholder shall be removed from the register of holders of Common Shares maintained by or on behalf of the Company; and

(iii)	such transferred Common Shares will then be deemed to be redeemed and cancelled by the Company;

(b)

subject to Section 3.3, each outstanding Common Share (other than those held by Dissenting Shareholders) shall be deemed to be assigned and transferred (free and clear of all Liens) to Teranga in exchange for the Consideration;

(c)

the replacement stock options that were issued by Teranga under the Roll-over Stock Option Agreements shall be deemed to have been issued under the Teranga Stock Option Plan, in accordance with the terms of the Roll-over Stock Option Agreements, without any further action of the parties to the Roll-over Stock Option Agreements or the Company;

(d)	Oromin and NewCo will merge and continue as one company (“Amalco”) with the same effect as if they had amalgamated under Section 273 of the BCBCA and with effect under Section 282 of the BCBCA; and

(e)	from and after the Effective Date, at the time of the step contemplated in Section 2.3(d):

(i)	the shares of NewCo shall be cancelled on the amalgamation without any repayment of capital in respect of such shares;

(ii)

the stated capital of the Amalco common shares will be an amount equal to the “paid-up capital”, as that term is defined in the Tax Act, attributable to the Common Shares immediately prior to the Amalgamation; and

(iii)	Amalco shall have, as its notice of articles and articles, the notice of articles and articles of the Company.

5.	Except as expressly amended herein, all other terms and conditions of the Arrangement Agreement and the Plan of Arrangement shall remain in full force and effect.

6.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall together constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by telecopier or electronic mail as if such copies were originals.

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

OROMIN EXPLORATIONS LTD.

By:	“David Savarie”
Authorized Signing Officer

TERANGA GOLD CORPORATION

By:	“Navin Dyal”
Authorized Signing Officer

OROMIN EXPLORATIONS LTD.

CODE OF BUSINESS CONDUCT AND ETHICS

[updated February 2013]

Objective & Scope

This Code of Business Conduct and Ethics (the “Code”) embodies the commitment of Oromin Explorations Ltd. and its subsidiaries (collectively, in this Code, the “Company”), and is intended to document the principles of conduct and ethics to be followed by the directors, officers, employees and Designated Consultants of the Company (collectively, in this Code, the “Employees”). Its purpose is to:

1.	promote integrity and deter wrongdoing;

2.	promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

3.	promote avoidance of conflicts of interest, including disclosure to an appropriate person of any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

4.

promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, securities regulatory authorities and in other public communications made by the Company;

5.	promote compliance with applicable governmental laws, rules and regulations;

6.	promote and provide a mechanism for the prompt internal reporting to an appropriate person of departures from this Code;

7.	promote accountability for adherence to this Code;

8.	provide guidance to Employees to help them recognize and deal with ethical issues; and

9.	help foster a culture of integrity, honesty and accountability throughout the Company.

The Company will expect all Employees to comply and act in accordance, at all times, with the principles stated above and the more detailed provisions following below. Departures from this Code by an Employee will be grounds for disciplinary action up to and including, without limitation, termination of employment.

As a prerequisite and condition of employment, all Employees must sign an acknowledgment by which they agree to adhere to the Code, which is provided to each new Employee prior to his or her start date, and, annually thereafter if requested by the Company, or at such other intervals as the Company may require, sign a further acknowledgment that they have continued to adhere to the Code since last signing such an acknowledgment.

Basic Obligations

Under the Company’s ethical standards, Employees share certain responsibilities. It is each Employee’s responsibility to: (i) become familiar with and conduct the Company’s business in compliance with applicable laws and this Code; (ii) treat all Employees, security holders of the Company, customers, business partners, suppliers and competitors in an honest and fair manner; (iii) avoid situations where the Employee’s personal interests are, or appear to be, in conflict with the Company’s interests; and (iv) safeguard and properly use the Company’s proprietary and confidential information, assets, resources and opportunities, as well as those of the Company’s business partners.

Conflicts of Interest

An Employee should not engage in any activity, practice or act which conflicts with the best interests of the Company or its business partners. A conflict of interest occurs when an Employee places or finds himself/herself in a position where his or her private interests conflict with the best interests of the Company or have an adverse affect on the Employee’s motivation or the proper performance of his or her job. Examples of such conflicts could include, but are not limited to:

  Accepting outside employment with, or accepting personal payments from, any organization which does business with the Company or is a competitor of the Company.

  Accepting or giving gifts of more than modest value to or from customers, business partners or suppliers of the Company.

  Competing with the Company for the purchase or sale of property, services or other interests or taking personal advantage of an opportunity in which the Company has an interest.

  Having, or immediate family members having, a financial interest in an entity which does business with the Company.

  Having an interest in a transaction involving the Company or a customer, business partner or supplier (not including routine investments in publicly traded companies).

Employees must not place themselves or remain in a position in which the Employee’s private interests conflict with the interests of the Company.

If the Company determines that an Employee’s outside work interferes with the Employee’s performance or his or her ability to meet the requirements of the Company, as they are modified from time to time, the Employee may be asked to terminate the outside work if he or she wishes to remain employed by the Company. To protect the interests of both an Employee and the Company, any activity that involves a potential or apparent conflict of interest may be undertaken only after disclosure to the Company by the Employee and review and approval by the appropriate level of management.

If a director or “executive officer”1 of the Company determines that he or she has a conflict of interest in connection with the operations of the Company, such director or executive officer will immediately disclose the conflict to the board of directors of the Company (the “Board”) and will otherwise follow the procedures and remedies as set out in the Business Corporations Act (British Columbia).

Confidentiality Concerning Corporate Affairs

Employees must preserve and protect the confidentiality of information entrusted to them by the Company or its customers, business partners and suppliers and which they come into contact with in the course of their employment, except when disclosing information which is expressly approved by an Employee with authority to give such approval or such disclosure is legally mandated. Confidential information encompasses proprietary information which is not in the public domain and which, if disclosed, could be of use to competitors or could harm the Company, its Employees or its customers, business partners or suppliers.

Employees must also not use or disclose to the Company any proprietary information or trade secrets of any former employer or other person or entity with whom obligations of confidentiality exist. Similarly, an Employee’s obligation to protect confidential information continues after he or she leaves the Company.

____________________
1 An “executive officer” is an individual who is (a) a chair, vice-chair or president; (b) a vice-president in charge of a principal business unit, division or function including sales, finance or production; or (c) performing a policy-making function in respect of the Company.

Disclosure Policy

The Company is committed to providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities laws. The Company has implemented a Disclosure Policy, the goal of which is to raise awareness of the Company’s approach to disclosure among Employees and those authorized to speak on behalf of the Company.

The Disclosure Policy extends to all Employees and those authorized to speak on the Company’s behalf. It covers disclosure in documents the Company disseminates to the public and files with securities regulatory authorities, written statements made in the Company’s annual and quarterly reports, news releases, material change reports, letters to shareholders, presentations by senior management, information contained on the Company’s website and other electronic communications. It also extends to oral statements made in meetings and telephone conversations with members of the investment community (which includes analysts, investors, investment dealers, brokers, investment advisers and investment managers), interviews with the media as well as speeches and conference calls.

As a prerequisite and condition of employment, all Employees must sign an acknowledgment by which they agree to adhere to the Company’s Disclosure Policy, which is provided to each new Employee prior to his or her start date.

Accuracy of Records

The Company is required to record and report all internal and external financial records in compliance with Canadian generally accepted accounting principles. Therefore, Employees are responsible for ensuring the accuracy of all books and records within their control and complying with all of the Company’s policies and internal controls. All of the Company’s information must be reported accurately, whether in internal personnel, safety, or other records or in information the Company releases to the public or files with government agencies.

Compliance with All Laws, Rules and Regulations

The Company is committed to compliance with all applicable laws, rules, and regulations, including those applicable to the Company’s securities and those promulgated by any stock exchange on which the Company’s securities are listed.

International Operations and Business Practices

Employees operating outside of Canada have a special responsibility to know and obey laws and regulations of countries where they act for the Company and to conduct themselves in accordance with local business practices. The Company recognizes that laws, regulations, business practices and customs vary throughout the world and that, in certain cases, may be different from laws, regulations, business practices and customs in Canada. The Company and its Employees shall comply with applicable laws relating to foreign corrupt practices.

Corruption of Foreign Public Officials Act (Canada) (“CFPOA”)

The CFPOA is a Canadian federal law which the Company takes very seriously and which Employees are specifically bound to understand and comply with. A copy of the CFPOA is attached to this Code as Schedule “B”. Schedule “A” to this Code, the Receipt and Acknowledgment, makes specific reference to the CFPOA and requires Employees to certify that they have read, understood and complied with the CFPOA.

Health and Safety

The Company is committed to making its work environment safe, secure and healthy for its Employees and others. The Company will comply with all applicable laws, rules and regulations relating to safety and health in the workplace, and expects each Employee to promote a positive working environment for all and to consult and comply with all of the Company’s rules regarding workplace conduct and safety. Employees should immediately report any unsafe or hazardous conditions or materials, any injuries or accidents and any activity that compromises corporate security to a senior officer of the Company. Employees must not work under the influence of any substances that would impair the safety of others. All threats or acts of physical violence or intimidation are prohibited.

Respect for Employees

The Company’s employment decisions will be based on reasons related to its business, such as job performance and individual skills and talents. The Company will adhere to all national, provincial or other local employment laws. The Company will not discriminate, within the meaning of applicable laws, on the basis of race, color, religion, sex, national origin, disability or age.

Abusive or Harassing Conduct Prohibited

Abusive or harassing conduct by an Employee towards others, such as unwelcome sexual advances, comments based on ethnicity, religion or race, other non-business, personal comments or conduct that makes others uncomfortable in their employment is prohibited. The Company encourages and expects an Employee to report abusive, harassing or other inappropriate conduct to management as soon as it occurs.

Privacy

The Company, and companies and individuals authorized by the Company, collect and maintain personal information that relates to an Employee’s employment, including compensation, medical and benefit information. The Company follows procedures to protect information wherever it is stored or processed, and access to an Employee’s personal information is restricted. Personal information will only be released to outside parties in accordance with the Company’s policies and applicable legal requirements. Employees who have access to personal information must ensure that personal information is not disclosed in violation of the Company’s policies or practices.

Raising Concerns and Reporting Departures from this Code

It is the responsibility of all Employees to understand and comply with this Code.

If an Employee observes or becomes aware of an actual or potential departure from this Code, or of any actual or potential violation of any law or regulation, whether committed by an Employee or others, it is his or her responsibility to report the circumstances as outlined herein and to cooperate with any investigation by the Company. This Code is designed to provide an atmosphere of open communication for compliance issues and to ensure that Employees acting in good faith have the means to report actual or potential departures from this Code.

For assistance with compliance matters and to report actual or potential departures from this Code, an Employee should contact an officer of the Company. An Employee may also submit reports of departures from this Code in writing on a confidential basis to the chair of the Audit Committee in an envelope labelled with a legend such as “To be opened by the Audit Committee only, being submitted pursuant to the Code of Business Conduct and Ethics”. An Employee may submit such confidential envelopes directly or via an officer of the Company, who will pass it on forthwith to the chair of the Audit Committee.

Officers and directors who become aware of any departure from this Code should promptly report such to the chair of the Audit Committee openly or confidentially (in the manner described above).

Following the receipt of any report of a departure from this Code the Audit Committee will investigate each matter so reported and take corrective disciplinary actions, if appropriate, up to and including termination of employment.

There will be no reprisals against an Employee for good faith reporting of a departure from this Code.

Disclosure of Departures from this Code

Any conduct by a director or executive officer which constitutes a material departure from the Code may constitute a “material change”.2 Upon becoming aware of a material departure from the Code by a director or executive officer that the Company has determined does constitute a material change, the Company will comply with all applicable laws, rules, and regulations relating to the disclosure of a material change, including those promulgated by any stock exchange on which the Company’s securities are listed. Such disclosure will include, among other things, the date of the departure(s), the party(ies) involved in the departure(s), the reason why the Board has or has not sanctioned the departure(s) and any measures the Board has taken to address or remedy the departure(s).

Policy Against Retaliation

The Company prohibits any Employee from retaliating or taking adverse action against anyone for raising suspected departures from the Code or other conduct violations or helping to resolve a conduct concern. Any individual who has been found to have engaged in retaliation against an Employee for raising, in good faith, a departure from this Code or a conduct concern or for participating in the investigation of such a departure or concern may be subject to discipline, up to and including termination of employment or other business relationship. If any individual believes that he or she has been subjected to such retaliation, that person is encouraged to report the situation as soon as possible as provided for under the heading “Raising Concerns and Reporting Departures from this Code”.

Relationship to Other Policies

All of the Company’s policies are applicable to all Employees, including the “whistleblower” protection provided under the heading “Policy Against Retaliation”. Directors will find additional guidance in the Company’s “Operating Guidelines for the Board of Directors” and “Guidelines for Individual Directors”. If a director is also a member of a committee of the board of directors, reference should be made to the particular committee’s mandate. In the event of any conflict between such policies and this Code, the terms of this Code will govern.

Waivers and Amendments

Only the Board may waive application of or amend any provision of this Code. A request for a waiver of application of this Code should be submitted in writing to the chair of the Board for consideration by the Board. The Company will promptly disclose to investors all substantive amendments to this Code, as well as all waivers of this Code granted to directors or officers in accordance with applicable laws and regulations.

No Rights Created

This Code is a statement of the fundamental principles and key policies and procedures that govern the conduct of the Company’s business. It is not intended to, and does not in any way, constitute an employment contract or an assurance of continued employment or create any rights in any Employee, customer, business partner, supplier, competitor, shareholder or other person or entity.

____________________
2 As such term is defined in National Instrument 51-102 Continuous Disclosure Obligations.

SCHEDULE “A”

TO THE OROMIN EXPLORATIONS LTD.

CODE OF BUSINESS CONDUCT AND ETHICS

RECEIPT AND ACKNOWLEDGEMENT

I, __________________________________________, (Print Name) hereby acknowledge that I have received and read a copy of the “Code of Business Conduct and Ethics” of Oromin Explorations Ltd. (the “Company”), agree to comply with its terms, and have complied with its terms since last signing a Receipt and Acknowledgment to the Code of Business Conduct and Ethics. I understand that violation of insider trading or tipping laws or regulations may subject me to severe civil and/or criminal penalties, and that violation of the terms of the above-noted policy may subject me to discipline by the Company up to and including termination.

I further acknowledge that I have received, read and understood the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) attached hereto as Schedule “B” and that I have complied with the CFPOA since last signing a Receipt and Acknowledgment to the Code of Business Conduct and Ethics. I understand that violation of the CFPOA may subject me and/or the Company to severe civil and/or criminal penalties, and that violation of the terms of the above-noted policy may subject me to discipline by the Company up to and including termination.

Signature	Date

SCHEDULE “B”

TO THE OROMIN EXPLORATIONS LTD.

CODE OF BUSINESS CONDUCT AND ETHICS

CONSOLIDATION

Corruption of Foreign Public Officials Act

S.C. 1998, c. 34

Current to February 6, 2013

Published by the Minister of Justice at the following address:

http://laws-lois.justice.gc.ca

OFFICIAL STATUS OF CONSOLIDATIONS

Subsection 31(1) and (2) of the Legislation revision and Consolidation Act, in force on June 1, 2009, provide as follows:

Published consolidation is evidence

31. (1) Every copy of a consolidated statute or consolidated regulation published by the Minister under this Act in either print or electronic form is evidence of that statute or regulation and of its contents and every copy purporting to be published by the Minister is deemed to be so published, unless the contrary is shown.

Inconsistencies in Acts

(2) In the event of an inconsistency between a consolidated statute published by the Minister under this Act and the original statute or a subsequent amendment as certified by the Clerk of Parliaments under the Publication of Statutes Act, the original statute or amendment prevails to the extent of the inconsistency.

NOTE

This consolidation is current to February 6, 2013. Any amendments that were not in force as of February 6, 2013 are set out at the end of this document under the heading “Amendments Not in Force”.

TABLE OF PROVISIONS

Section		Page

An Act respecting the corruption of foreign public officials and the implementation of the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and to make related amendments to other Acts

	SHORT TITLE	1
1	Short title	1

	INTERPRETATION	1
2	Definitions	1

	GENERAL	2
3	Bribing a foreign public official	2

	RELATED AMENDMENTS	3

	CONDITIONAL AMENDMENT	3

	ANNUAL REPORT	3
12	Annual Report	3

	COMING INTO FORCE	4
*13	Coming into force	4

S.C. 1998, c. 34

An Act respecting the corruption of foreign public officials and the implementation of the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and to make related amendments to other Acts.

[Assented to 10th December 1998]

Her Majesty, by and with the advice and consent of the Senate and House of Commons of Canada, enacts as follows:

SHORT TITLE

Short title	1. This Act may be cited as the Corruption of Foreign Public Officials Act.

INTERPRETATION

Definitions “business” « affaires » “foreign public official” « agent public étranger »

2. The definitions in this section apply in this Act.

“business” means any business, profession, trade, calling, manufacture or undertaking of any kind carried on in Canada or elsewhere for profit.

“foreign public official” means

(a) a person who holds a legislative, administrative or judicial position of a foreign state;

(b) a person who performs public duties or functions for a foreign state, commission, corporation or other body or authority that is established to perform a duty or function on behalf of the foreign state, or is performing such a duty or function; and

(c) an official or agent of a public international organization that is formed by two or more states or governments, or by two or more such public international organizations.

“foreign state” « État étranger »

“foreign state” means a country other than Canada, and includes

(a) Any political subdivision of that country;
(b) The government, and any department of branch, of that country or of a political subdivision of that country; and
(c) Any agency of that country or of a political subdivision of that country.

“peace officer” « agent de la paix »	“peace officer” means a peace officer as defined in section 2 of the Criminal Code.

“person” « quiconque »	“person” means a person as defined in section 2 of the Criminal Code.

GENERAL

Bribing a Foreign public official

3. (1) Every person commits an offence who, in order to obtain or retain an advantage in the course of business, directly or indirectly gives, offers or agrees to give or offer a loan, reward, advantage or benefit of any kind to a foreign public official or to any person for the benefit of a foreign public official

(a) as consideration for an act or omission by the official in connection with the performance of the official’s duties or functions; or

(b) to induce the official to use his or her position to influence any acts or decisions of the foreign state or public international organization for which the official performs duties or functions.

Punishment	(2) Every person who contravenes subsection (1) is guilty of an indictable offence and liable to imprisonment for a term not exceeding five years.

Saving provision

(3) No person is guilty of an offence under subsection (1) if the loan, reward, advantage or benefit

(a) is permitted or required under the laws of the foreign state or public international organization for which the foreign public official performs duties or functions; or

(b) was made to pay the reasonable expenses incurred in good faith by or on behalf of the foreign public official that are directly related to

(i) the promotion, demonstration or explanation of the person’s products and services, or

(ii) the execution or performance of a contract between the person and the foreign state for which the official performs duties or functions.

Facilitation payments

(4) For the purpose of subsection (1), a payment is not a loan, reward, advantage or benefit to obtain or retain an advantage in the course of business, if it is made to expedite or secure the performance by a foreign public official of any act of a routine nature that is part of the foreign public official’s duties or functions, including

(a) the issuance of a permit, licence or other document to qualify a person to do business;

(b) the processing of official documents, such as visas and work permits;

(c) the provision of services normally offered to the public, such as mail pick up and delivery, telecommunication services and power and water supply; and

(d) the provision of services normally provided as required, such as police protection, loading and unloading of cargo, the protection of perishable products or commodities from deterioration or the scheduling of inspections related to contract performance or transit of goods.

Greater Certainty

(5) For greater certainty, an “act of a routine nature” does not include a decision to award new business or to continue business with a particular party, including a decision on the terms of that business, or encouraging another person to make any such decision.

4. to 7. [Repealed, 2001, c. 32, s. 58]

RELATED AMENDMENTS

8. to 10. [Amendments]

CONDITIONAL AMENDMENT

11. [Amendment]

ANNUAL REPORT

Annual Report

12. Within four months of the end of each fiscal year, the Minister of Foreign Affairs, the Minister for International Trade and the Minister of Justice and Attorney General of Canada shall jointly prepare a report on the implementation of the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and on the enforcement of this Act, and the Minister of Foreign Affairs shall cause a copy of the report to be laid before each House of Parliament on any of the first fifteen days on which that House is sitting after the report is completed.

COMING INTO FORCE

Coming into force	13. This Act or any of its provisions comes into force on a day or days to be fixed by order of the Governor in Council. * [Note: Act in force February 14, 1999, see SI/99-13.]

WHISTLEBLOWER POLICY

Oromin is committed to the excellent standards of integrity, ethics, personal and corporate responsibility and adherence to laws and regulations that govern our business. These aspects of corporate governance are essential to Oromin's long-term success and critical to the effective, efficient and prudent operation of the Company.

As part of its Corporate Governance practices, Oromin has a process called the Whistleblower Policy that allows employees throughout the organization to report any unethical or illegal activity without fear of reprisal from their fellow employees, supervisor or other Company officials. Illegal activities include but are not limited to fraud, theft, accounting irregularities and bribery. This webpage sets out and constitutes Oromin’s Whistleblower Policy.

Oromin’s Code of Business Conduct and Ethics (“the Code”) is distributed to its employees to ensure that each employee understands and agrees with Oromin’s commitment to a culture of honesty, integrity and accountability. The Code together with this Whistleblower Policy is available on Oromin’s website (www.oromin.com) in the “Corporate” section.

The Code provides the guidelines for employee behavior and establishes the basis for open communication. It has been written and distributed to ensure that employees acting in good faith have the means to report actual or potential violations. The Company expects all employees, officers and directors to adhere to the Code, other internal policies and guidelines of the Company, and all laws and regulations that apply to the Company’s business. If an employee observes or becomes aware of any actual or potential violation of the Code or any law or regulation, that he or she believes is not being properly addressed by his or her supervisor or management of Oromin, it is their responsibility to report the circumstances to Oromin’s Chairman of the Audit Committee as outlined below. It is this Chairman’s responsibility to investigate any potential violation and report, to management or the Board of Directors based on his judgment, on the investigation.

As per the Code’s principles, there will be no reprisals against employees, officers or directors for reporting violations. While all individuals are encouraged to identify themselves to facilitate a thorough and confidential investigation, they are not required to do so and may make a report anonymously. All reports will be treated as confidential to the maximum extent possible, and only revealed on a need-to-know basis or as required by law.

Employees are invited to use any of the following options to contact Oromin’s Chairman of the Audit Committee should they observe a violation of our Code of Business Conduct and Ethics or a law or regulation that the employee believes has not been properly complied with or about which corrective action has not been taken.

The Chairman of the Audit Committee is Robert Brennan. He may be reached by confidential communication as follows:

Email:	robert.brennan@cbre.com
Telephone:	+ 312 935 1058	[North America Central Time Zone]
Address:	311 South Wacker Drive, Suite 400
Chicago, IL 60606 U.S.A.
Marked:	Private & Confidential

This page last updated February 27, 2013 .